Form 10-K, Exhibit 13
period 1999-12-31
DORAL FINANCIAL CORP
filed 2000-03-30
CIK 840889

                                                                      EXHIBIT 13

                                                                 DORAL FINANCIAL
                                                                     CORPORATION




                                     [LOGO]




                                                                            1999
                                                                          ANNUAL
                                                                          REPORT

[LOGO]


TABLE OF CONTENTS

Overview ..............................................                      1

Message to our Shareholders ...........................                      2

Directors, Officers and Division Presidents ...........                      6

The Companies of Doral Financial Corporation ..........                      8

Organization Chart by Business Group ..................                      9

1999 in Review ........................................                     10

Stock Prices and Dividend Policy ......................                     17

Management's Discussion and Analysis ..................                     19

Selected Financial Data ...............................                     20

Report of Independent Accountants .....................                     47

Consolidated Financial Statements .....................                     48

Corporate Directory ...................................      Back Inside Cover

OVERVIEW

Doral Financial Corporation commenced operations 27 years ago as a stand-alone mortgage banking company in Puerto Rico and has evolved into a full-service financial institution with a highly profitable business. Once again the performance for the year was excellent. Doral Financial Corporation is now entering a new era of financial services with the capability to build and expand on its three basic business lines.

Mortgage origination and servicing remains a primary source of revenues and profits and we are dedicated to continuing the growth of this important segment of our business through our broad-based mortgage banking operations.

The equally impressive performance of our commercial bank in Puerto Rico and our new banking, multi-family and commercial lending operations in New York City, as well as retail and institutional investment services on the island, confirm the strong presence Doral has strategically built in the marketplace.

We are carefully cultivating that tremendous potential for growth, both in Puerto Rico and on the U.S. mainland.

[LOGO]


A MESSAGE TO OUR SHAREHOLDERS


Doral Financial Corporation achieved record earnings in 1999 in our three core businesses -mortgage banking, banking and broker-dealer operations.

The Company continues to attain earnings growth by utilizing its preeminent position in Puerto Rico and emphasizing its strategic goal of expanding in the United States mainland.

Our Company's continuous outstanding performance comes from the long-established commitment to a corporate culture that is based on providing unsurpassed customer service and innovative financial products, which guides all of our business groups to operate at peak levels. That commitment produced record operating results in 1999 that increased our capital base, which was further bolstered by the successful issuance of $75 million in preferred stock in February 1999 and $200 million in medium term notes in July 1999. As a result, Doral Financial is well positioned for future growth and expansion.

                                    [PHOTO]

                                 SALOMON LEVIS
                           Chairman of the Board and
                            Chief Executive Officer

During October of 1999 we launched our new U.S. mainland banking subsidiary, Doral Bank in New York City. The flagship of our expansion into the United States, Doral Bank, New York was organized to replicate the banking success of Doral Bank, Puerto Rico. It will focus on meeting the financial needs of targeted minority communities in metropolitan New York City. Headquartered at 387 Park Avenue South in midtown Manhattan, Doral Bank, New York is a full-service retail bank offering a wide array of deposit and loan products that will be extended to communities in New York City. Many of these communities are currently not adequately served by traditional financial institutions.

          DORAL FINANCIAL ACHIEVED RECORD NET INCOME OF $67.9 MILLION,
                REPRESENTING A 29% INCREASE OVER THE PRIOR YEAR.

During 1999, Doral Financial achieved the following milestones:

- Doral Financial posted record net income of $67.9 million, representing a 29% increase over the prior year, despite an overall increase in market interest rates during the year that negatively affected other mortgage banking companies.

- Net income increased by 19% to $1.50 per share on a fully diluted basis.

- We continued our well-established pattern of superior performance with a return on average common equity of 21.9% and a return on average assets of almost 2%.

- Net interest income increased 41% to $49.9 million, benefiting from our efforts to develop a stable source of income from secured real estate loans and high quality U.S. government and U.S. Agency securities to complement fee-based income from mortgage banking operations. The interest on these securities is not taxable to the Company.

- It was the 27th consecutive year of profitable results since the inception of the Company.

- Net gains on the sale of loans amounted to $80.2 million, an increase of 62%.

-        Loan production increased 18% to $2.7 billion.

- The Company's servicing portfolio is the largest in Puerto Rico and grew 23% to $7.6 billion. The portfolio contributed significant revenue with servicing income rising 26% to $24.9 million. Our more than 100,000 mortgage customers represent a significant market for cross selling other Doral products and services.

-        Total assets rose to a record $4.5 billion, an increase of 55%.

                                   NET INCOME
                                 (in millions)

                                    [GRAPH]


                     1997            1998             1999
                    $32.5           $52.8            $67.9

   DORAL FINANCIAL CORPORATION
2  1999 ANNUAL REPORT

                              NET INTEREST INCOME
                                 (in millions)

                                    [GRAPH]



                     1997             1998             1999

                    $28.7            $35.3            $49.9


- Shareholders' equity grew 43% from $270 million to $385 million as a result of the $75 million preferred stock offering in February 1999 and record earnings for the year.

- The quarterly dividend to shareholders was increased during 1999 from six cents to eight cents per share.

-        The investment-grade rating of our corporate debt was reaffirmed.

STRONG LEADERSHIP IN MORTGAGE BANKING

Mortgage banking in the Puerto Rico market continues to be the most significant contributor to our Company's excellent operating results. Doral Financial was the leading residential mortgage lender in the lucrative Puerto Rico real estate market in 1999 for the thirteenth consecutive year, and we continue to build on our dominant market share. Total loan origination volume increased 18% to $2.7 billion for 1999, despite a general increase in interest rates. We ranked first in Puerto Rico in the issuance of mortgage-backed securities, totaling $1.3 billion in 1999.


                          MORTGAGE SERVICING PORTFOLIO
                                 (in billions)

                                    [GRAPH]



                     1997              1998             1999

                     $4.7              $6.2             $7.6


Our mortgage banking operation

- provided short-term financing for the development and construction of government-sponsored affordable housing as well as other high-quality, moderately priced residential projects.

- increased its share of the permanent financing of new residential properties as the housing shortage continued in Puerto Rico;

- Offered a wide range of secured residential real estate loan products including low-balance, high-yield loans with substantial homeowner equity; and

-        added 18 mortgage outlets through development and acquisition.

The Company's servicing portfolio increased to $7.6 billion in 1999, reflecting management's strategic goal to grow a stable source of recurring income that partially offsets the volatility normally associated with traditional mortgage banking companies. Servicing income for 1999 increased 26% to $24.9 million through internal originations, selective purchases and improved operating efficiencies resulting from economies of scale and technological advances.

RETAIL BANKING EXPANSION

Doral Bank, Puerto Rico has grown to become an important banking institution in the Puerto Rican market, recording the following achievements in 1999:

-        $1.9 billion in total assets.

-        $122.7 million in equity.

-        $16.1 million in net income, an increase of 97%.

-        50.4% increase in loan portfolio to $745.8 million.

-        Increased deposit base by 86% to $992.7 million in 1999.

-        Customer base of approximately 77,000, an increase of 116%.

- Opened eight new branches for a total of 19 branches with another 15 in the planning stage, to be opened in the next 12 to 24 months.


                                                  DORAL FINANCIAL CORPORATION
                                                           1999 ANNUAL REPORT  3

[LOGO]


                                    [CHART]


In addition to providing new full-service banking facilities, the branch expansion program maximized efficiency by incorporating the loan production capabilities of the mortgage banking affiliates and retail investment brokerage services offered by Doral Securities. During the year, the bank also began a program offering higher yielding consumer loans, including automobile financing and credit cards, on a selective basis targeting our mortgage customers. Doral Bank, Puerto Rico has established a network of branches concentrated in metropolitan San Juan, and will now seek strategic sites in the other metropolitan centers throughout Puerto Rico. We envision opening additional branches in selective markets designed to maximize the bank's market penetration in Puerto Rico.

Doral Bank, New York commenced operations in New York City in October 1999 as a federally chartered, FDIC-insured federal savings bank headquartered at 27th Street and Park Avenue South in midtown Manhattan. As previously noted, Doral Bank, New York is focused on filling the void in banking services available to ethnic communities in metropolitan New York City.

Doral Bank, New York has enjoyed a remarkable level of business development in its initial months of operation and finished 1999 with total assets of $42.5 million, total deposits of $17.8 million and shareholder's equity of $24.6 million. It is projected to achieve profitability in the first quarter of 2000.

       DORAL BANK, PUERTO RICO CONTRIBUTED $16.1 MILLION TO NET INCOME IN
                 1999, AN INCREASE OF 97% FROM THE PRIOR YEAR.

As with all our operations, the bank is striving to provide unsurpassed customer service, convenience and financial products not readily available to minority communities from traditional financial services providers, and it will capitalize on the Company's experience and expertise in real estate secured lending. We are fully committed to providing our target markets in New York with the same high-quality services that have been successful for the last 27 years in our various operations in Puerto Rico. Doral Bank, New York is positioned to take full advantage of the Doral Financial reputation and its strong name recognition in the Puerto Rican and other Hispanic communities of New York City. We anticipate opening other bank branches in New York City's predominately Hispanic neighborhoods during the year 2000. Our goal is to give minority communities a vehicle to establish and maintain affordable banking relationships.

SECURITIES BROKER-DEALER

Doral Securities is a full service broker-dealer. It complements our banking and mortgage banking products and is also a source for competitive financing for the Company. Doral Securities continues to make increasing contributions to the overall net income of the Company. In addition to stocks, mutual funds and bonds, Doral Securities offers tax-exempt and tax-advantaged GNMA and Puerto Rican securities and has significantly expanded its retail securities business through its main office in Metropolitan San Juan and a new office in Mayaguez, Puerto Rico. Doral Securities also offers investment banking services and financial advisory services in Puerto Rico and the Caribbean region.


                               BANK SUBSIDIARIES
                                   ASSET BASE
                                 (in millions)

                                    [GRAPH]



                1997                1998             1999

                $428                $805            $1,936


UNITED STATES MAINLAND OPERATIONS

While the Company continues to emphasize established operations in Puerto Rico as its primary business segment, operations in the United States offer significant opportunities for diversification and adding shareholder value. Metropolitan New York City has a population in excess of eight million, with minorities making up 48%. Hispanics are the fastest growing minority in the entire country and comprise approximately 22% of the Metropolitan New York City population. Since many minorities feel they are underserved by traditional financial institutions, we believe that this market segment presents a great opportunity for the Company through Doral Bank, New York and Doral Money, Inc.


   DORAL FINANCIAL CORPORATION
4  1999 ANNUAL REPORT

[LOGO]


                               BANK SUBSIDIARIES
                                  DEPOSIT BASE
                                 (in millions)

                                    [GRAPH]



                   1997             1998               1999

                   $300             $533              $1,010


Doral Money was formed in 1998 to expand the Company's presence in the U.S. mainland. We believe that Doral Money shows significant promise, targeting multi-family and other secured real estate lending in the moderate income areas of the five boroughs of New York City. With unprecedented demand for housing and the impact of New York's rent control regulations reducing the supply of new housing in this segment of the market, these properties have consistently maintained low vacancies and have been able to historically weather reversals in market conditions with minimal adverse consequences.

THE PUERTO RICO MARKET

Puerto Rico continued to provide a favorable business environment for Doral Financial in 1999, and our 27 consecutive years of profitable operations are evidence of the Company's ability to maximize the income potential from its primary market. The Puerto Rico residential real estate market in general has remained strong and has experienced consistent appreciation in value due to the island's population dynamics and the overall shortage of residential housing units as well as the lack of such alternatives as rental apartments and adequate government housing.

FUTURE PROSPECTS

Our goals for the new millennium:

-        Strive for increased profitability.

-        Enhance shareholder value.

- Expand all segments of our business both in Puerto Rico and in the United States.

-        Provide better services to the public, addressing their needs.

        WE WILL CONTINUE TO EXPLORE OPPORTUNITIES FOR SUITABLE CORPORATE ACQUISITIONS AND THE DEVELOPMENT OF STRATEGIC ALLIANCES IN BOTH PUERTO RICO AND
                               THE UNITED STATES.

Doral Financial begins its 28th year of operations excited by the challenges and opportunities that the future holds and is dedicated to achieving even greater success to further enhance shareholder value. Management constantly seeks ways to improve productivity and efficiency through new products, internal reorganization, technological advances and the possibilities created by the Internet. Our experienced management team and strong capital base uniquely position the Company to take full advantage of any opportunities created by the recent enactment of financial modernization legislation by Congress that will enable Doral Financial to provide an even more diversified selection of financial products and services. During the year 2000 the Company intends to take advantage of Puerto Rico's international banking legislation to further enhance our ability to invest in high-quality securities on a tax-advantaged basis. Throughout the coming year, we will continue to explore opportunities for suitable corporate acquisitions and the development of strategic alliances in both Puerto Rico and the United States that will contribute to earnings, strengthen our various businesses and enhance the image of the Company. We thank all of our clients, shareholders and employees for supporting us in this endeavor, knowing that their reward will be our continued mutual success.



/s/ Salomon Levis

Salomon Levis

Chairman of the Board and Chief Executive Officer


                                                  DORAL FINANCIAL CORPORATION
                                                           1999 ANNUAL REPORT  5

[LOGO]


DORAL FINANCIAL CORPORATION



CORPORATE                                    CORPORATE                                    DIVISION
DIRECTORS                                    OFFICERS                                     PRESIDENTS

SALOMON LEVIS(1)                             SALOMON LEVIS(1)                             JOSE VIGOREAUX

Chairman of the Board and                    Chairman of the Board and                    President of Doral Bank,
Chief Executive Officer                      Chief Executive Officer                      Puerto Rico

RICHARD F. BONINI(2)                         ZOILA LEVIS(3)                               EDISON VELEZ

Senior Executive Vice                        President and                                President of Doral Mortgage
President, Chief Financial                   Chief Operating Officer                      Corporation
Officer and Secretary
                                             RICHARD F. BONINI(2)                         ROBERT REINER
EDGAR M. CULLMAN,
JR.                                          Senior Executive Vice                        President of Doral Bank,
                                             President, Chief Financial                   New York
President and Chief                          Officer and Secretary
Executive Officer of General                                                              RICHARD F. BONINI(2)
Cigar Holdings, Inc.                         LUIS ALVARADO(4)
                                                                                          President of Doral
JOHN L. ERNST                                Executive Vice President                     Money, Inc.
                                             and Assistant Secretary
Chairman of the Board and                                                                 MIGUEL PASCUAL
President of Bloomingdale                    MARIO S. LEVIS(5)
Properties, Inc.                                                                          President of Doral
                                             Executive Vice President and                 Securities, Inc.
EFRAIM KIER                                  Treasurer
                                                                                          AIDILIZA LEVIS
President A & M Contractors                  FRANCISCO RIVERO
                                                                                          President of Centro
ZOILA LEVIS(3)                               Executive Vice President,                    Hipotecario de
                                             Administration and Business                  Puerto Rico, Inc.
President and Chief                          Development
Operating Officer                                                                         RAUL MENENDEZ
                                             FREDERICK C. TEED
A. BREAN MURRAY                                                                           President of SANA Investment
                                             Executive Vice President                     Mortgage Bankers, Inc.
Chairman and Chief                           Banking
Executive Officer of Brean
Murray & Co., Inc.                           CHRISTOPHER O'NEILL

HAROLD D. VICENTE                            Senior Vice President
                                             Construction Loans
Partner,
Vicente & Cuebas                             RICARDO MELENDEZ

                                             Vice President and Chief
                                             Accounting Officer
DIRECTORS
EMERITUS                                     FERNANDO RIVERA-
                                             MUNICH
EDGAR M. CULLMAN
                                             Vice President,
Chairman of the Board of                     General Counsel and
General Cigar Holdings, Inc.                 Assistant Secretary

DAVID LEVIS                                  CARLOS VINA

Former Chairman of the                       Corporate Controller
Board of Doral Financial
Corporation                                  OSCAR APONTE

                                             Director of Internal Audit


(1) Mr. Salomon Levis also serves as Chief Executive Officer and Chairman of the Board of Doral Mortgage Corporation, Doral Bank, PR, Doral Bank, NY, Centro Hipotecario de Puerto Rico and Doral Securities.

(2) Mr. Bonini also serves as a Director of Doral Mortgage Corporation, Doral Bank, PR, Doral Bank, NY, and Centro Hipotecario de Puerto Rico.

(3) Ms. Levis also serves as a Director of Doral Bank, PR and Doral Securities.

(4) Mr. Alvarado also serves as an Officer and Director of Centro Hipotecario de Puerto Rico and Director of Doral Bank, PR.

(5) Mr. Mario S. Levis also serves as a Director of Doral Securities.


   DORAL FINANCIAL CORPORATION
6  1999 ANNUAL REPORT

[Board of Directors Photo]



Board of Directors

From left to right:

Seated: Richard F. Bonini, David Levis,

Salomon Levis, Zoila Levis

Standing: Edgar M. Cullman, Jr., John L. Ernst,

A. Brean Murray

Not pictured: Edgar M. Cullman, Efraim Kier and Harold Vicente


                                                  DORAL FINANCIAL CORPORATION
                                                           1999 ANNUAL REPORT  7

[LOGO]


DORAL FINANCIAL CORPORATION



THE COMPANIES OF
DORAL FINANCIAL
CORPORATION                                       LOCATIONS

DORAL MORTGAGE CORPORATION                        DORAL MORTGAGE CORPORATION                   SANA INVESTMENT
                                                                                               MORTGAGE BANKERS, INC.
The Doral Building
650 Munoz Rivera Avenue                           PUERTO RICO                                  Bayamon (2 locations)
Hato Rey, Puerto Rico 00918
                                                  Arecibo                                      Caguas

HF MORTGAGE BANKERS                               Bayamon (3 locations)                        Carolina

1159 F.D. Roosevelt Avenue                        Caguas (2 locations)                         Hato Rey
Puerto Nuevo, Puerto Rico 00920
                                                  Carolina                                     Mayaguez

CENTRO HIPOTECARIO                                Catano (opened January 2000)                 Ponce
DE PUERTO RICO, INC.
                                                  Cayey                                        Rio Piedras (2 locations)
305 F.D. Roosevelt Avenue
Hato Rey, Puerto Rico 00919                       Fajardo                                      DORAL BANK, PUERTO RICO

                                                  Guayama
SANA INVESTMENT MORTGAGE
BANKERS, INC.                                     Hato Rey (5 locations)                       Bayamon (3 Locations)

654 Munoz Rivera Avenue, Suite 901                Humacao                                      Caguas (2 locations)
Hato Rey, Puerto Rico 00918
                                                  Mayaguez (2 locations)                       Catano (2 locations)

DORAL BANK, PUERTO RICO                           Ponce                                        Cayey (opened March 2000)

268 Ponce de Leon Avenue, Suite 910               Rio Piedras (2 locations)                    Guaynabo
Hato Rey, Puerto Rico 00918
                                                  Vega Baja                                    Hato Rey (2 locations)

DORAL SECURITIES, INC.                                                                         Humacao
                                                  U.S. MAINLAND
268 Munoz Rivera Avenue, Suite 1803                                                            Mayaguez
Hato Rey, Puerto Rico 00918                       Miami, Florida
                                                                                               Ponce

DORAL MONEY, INC.                                 HF MORTGAGE BANKERS                          Puerto Nuevo

387 Park Avenue South                             Bayamon                                      Rio Piedras (3 locations, one opened
New York, New York 10016                                                                       January 2000))
                                                  Caguas
                                                                                               Vega Alta (opened January 2000)
DORAL BANK, NEW YORK                              Guaynabo

387 Park Avenue South                             Hato Rey                                     DORAL SECURITIES, INC.
New York, New York 10016
                                                  Mayaguez                                     Hato Rey

DORAL PROPERTIES, INC                             Ponce                                        Mayaguez

1159 F.D. Roosevelt Avenue                        Puerto Nuevo
Puerto Nuevo, Puerto Rico 00920                                                                DORAL MONEY, INC.
                                                  Rio Piedras (opened February 2000)
                                                                                               New York, New York
                                                  Vega Alta (opened February 2000)

                                                  CENTRO HIPOTECARIO                           DORAL BANK, NEW YORK
                                                  DE PUERTO RICO, INC.
                                                                                               New York, New York
                                                  Bayamon

                                                  Hato Rey

                                                  Manati (opened February 2000)

   DORAL FINANCIAL CORPORATION
8  1999 ANNUAL REPORT

                                     [LOGO]


                          DORAL FINANCIAL CORPORATION

                                BUSINESS GROUPS




                                    [CHART]



                                                  DORAL FINANCIAL CORPORATION
                                                           1999 ANNUAL REPORT  9

[LOGO]


1999 IN REVIEW


DOMINANCE IN MORTGAGE BANKING

Doral is preeminent in origination of residential mortgage loans, the sale of loans on the secondary market, issuance of mortgage-backed securities and the servicing of mortgages.

We intend to use the same flexibility and foresight that has contributed to our prior success to continue to develop our businesses in Puerto Rico and the United States. As a result, we are positioned to achieve greater success in the years ahead as a financial services provider dedicated to meet all of the consumer's financial needs.

We are the leader in all categories of mortgage lending in Puerto Rico, offering the homebuyer a wide range of mortgage financing alternatives. Moreover, Doral has developed the most efficient and extensive delivery system to originate and service mortgage loans, the bulk of which are generated by our own mortgage lending units.

Those units have developed distinctive market identities and loyalties, based on their particular business development strategies. For example, Doral Mortgage Corporation concentrates on making loans for the purchase and refinancing of existing homes. The acquisition of Sana Mortgage Bankers, Inc. in 1999 added to that core business capacity. Meanwhile, HF Mortgage Bankers primarily works with home builders to provide mortgage financing for new home construction, and Centro Hipotecario targets real estate brokers and corporate employees.

In total, 45 mortgage loan centers, strategically located throughout Puerto Rico, satisfy this unique and growing market for mortgage financing. These outlets provide every type of mortgage loan, geared to serve the particular requirements of every segment of the economy, from construction financing for residential and commercial development to second mortgages for home improvement.

Doral Financial makes available a wide variety of mortgage products and traditionally emphasizes first mortgage loans secured by single-family residences. There are four basic types of mortgages. The first two are those insured or guaranteed by the Federal Housing Administration (FHA) or by the Department of Veteran Affairs (VA). Conventional loans not insured by the FHA or the VA fall into the last two types called conforming or non-conforming (to FNMA or FHLMC underwriting requirements).

The company is the largest issuer of mortgage-backed securities in Puerto Rico and securitizes a substantial portion of its mortgage production through either GNMA (Government National Mortgage Association), Freddie Mac (the Federal Home Loan Mortgage Corporation) or Fannie Mae (the Federal National Mortgage Association).


    DORAL FINANCIAL CORPORATION
10  1999 ANNUAL REPORT

                                    [PHOTO]

Doral's Construction Loan Division structures and provides bridge and construction loans to builders and developers for the construction of single and multi-family residential units. The New Projects Division prequalifies prospective retail buyers during the construction period and provides the permanent financing for the acquisition of the properties upon completion of the project.

[LOGO]


OUR CLIENT SERVICE CULTURE


Doral is a leader in serving the mortgage market in Puerto Rico. Our primary objective was and continues to be unsurpassed customer satisfaction. The specialists at each of our mortgage lending subsidiaries are trained to expedite the loan process to meet the needs of their clients in the most convenient manner possible with a minimum of complication and without sacrificing prudent credit standards.

The systems utilized by Doral are user-friendly, while still highly effective in measuring credit-worthiness and the other factors associated with originating a mortgage loan. We can, therefore, make a credit judgment and price our services at very competitive rates in the shortest time possible.

Doral's mortgage centers are open from 8:00 AM to 8:00 PM, but client issues can arise at any time. We, therefore, maintain a telephone service that is available seven days a week. Further, our offices will close loans at the convenience of the clients, regardless of the time of day or day of week, holidays included.

This client service culture also is the standard at Doral Bank branches and the offices of Doral Securities. Our 19 bank branches are open to the public until 6:30 PM and also provide extended weekend banking hours.


                  Our new corporate headquarters building in
                   San Juan, Puerto Rico, will be the nerve
                 center for Doral personnel, promoting greater
                 efficiency through consolidation of tasks and
                   more effective application of management,
                  administrative and operating resources, all
                  geared towards providing better service to
                                 our clients.


    DORAL FINANCIAL CORPORATION
12  1999 ANNUAL REPORT

  [Photo 1 Doral Financial Corporation's new headquarters under construction]


                   [Photo 2 Three employees analyzing data]


        [Photo 3 A closing with two bank personnel and a client couple]


                                                  DORAL FINANCIAL CORPORATION
                                                  1999 ANNUAL REPORT          13

[LOGO]


CROSS-SELLING MARKETS, CULTURES & GENERATIONS


The objective at Doral, in mortgage banking, banking and investment services, is to provide financial solutions that put assets to work in the most cost-effective and rewarding manner to grow wealth and build equity for our clients. This is best accomplished by cross selling a comprehensive list of financial products and services available at our various affiliates.

Doral is committed to meet the challenges of the 21st century by providing creative solutions for secured real estate financing in both Puerto Rico and the United States. We are now capitalizing on the mobility of a new generation of clients who appreciate and value personalized service, the ability to achieve desired results and dedication to the task of providing quality financial products and services.

We are keenly aware of the unique characteristics of our own primary market in Puerto Rico and of Hispanic markets in general, having successfully served the financial needs of one of the largest Spanish-speaking populations under the American flag for the past 27 years. As a result, ours is a financial institution that has substantial experience in both cultures and both languages, translating aspirations into achievable financial goals.


    DORAL FINANCIAL CORPORATION
14  1999 ANNUAL REPORT

                                   [Photo 1]


                              OUR NEW YORK MARKET

          Doral Money concentrates on multi-family and other secured real estate lending in the moderate income areas of the five boroughs of New York City, which consistently maintain low vacancies and represent strong earnings potential for our
                                  operations.


                                   [Photo 2]


                         The photos show multi-family
                          residences in New York City
                          financed by Doral's New York
                                  operations.

[LOGO]


STRONG EXPANSION PROSPECTS


Building on our extensive client base in Puerto Rico of more than 100,000 satisfied customers, Doral is selectively approaching the market on the U.S. mainland, seeking expansion opportunities that will carry us forward in the years to come. Initially, we have focused on building the multi-family and commercial real estate business in the metropolitan area of New York City, as well as capitalizing on the potential of our new bank in New York, which will target Hispanic and other ethnic communities.

In Puerto Rico, Doral will continue to increase the volume of mortgage loan originations and servicing by emphasizing quality customer service and maintaining the most extensive system of branch offices of any mortgage banking institution in the market.

We expect the Puerto Rico market to continue to present outstanding growth opportunities because of strong homeowner demand, in spite of the prospect of higher interest rates in the months ahead. It is estimated that there exists a shortage of 100,000 housing units in Puerto Rico, which will continue to fuel the demand for our products.

Doral will aggressively participate in that strong potential for continuing development, as a major financing resource for developers, real estate brokers and homeowners, as well as growing its banking, retail and institutional investment franchises.


    DORAL FINANCIAL CORPORATION
16  1999 ANNUAL REPORT

                        STOCK PRICES AND DIVIDEND POLICY

                                    [LOGO]


MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Doral Financial's Common Stock, $1.00 par value (the "Common Stock"), is traded on the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation National Market System (the "NASDAQ National Market") under the symbol "DORL."

The table below sets forth, for the calendar quarters indicated, the high and low sales prices on the NASDAQ National Market and the cash dividends declared on the Common Stock during such periods. The information in the table has been adjusted to reflect a two-for-one stock split effective May 20, 1998.

                CALENDAR                PRICE RANGE                DIVIDENDS
YEAR            QUARTER            HIGH              LOW           PER SHARE
----------------------------------------------------------------------------

1999              1st             $21.625          $17.125         $0.06
                  2nd              19.000           15.813          0.08
                  3rd              18.000           13.063          0.08
                  4th              13.875           10.625          0.08

1998              1st             $15.344          $10.500         $0.05
                  2nd              18.563           15.219          0.06
                  3rd              19.625           14.625          0.06
                  4th              22.688           11.625          0.06

As of February 29, 2000 the approximate number of record holders of the Company's Common Stock was 731, which does not include beneficial owners whose shares are held in record names of brokers and nominees. The last sales price for the Common Stock as quoted on the NASDAQ National Market on such date was $9.813 per share.

The terms of the Company's 8% Convertible Cumulative Preferred Stock (liquidation preference $1,000 per share) and of the Company's 7% Noncumulative Monthly Income Preferred Stock, Series A (liquidation preference $50 per share) do not permit the payment of cash dividends on Common Stock if dividends on the respective series of preferred stock are in arrears.

The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture for its 7.84% Senior Notes due 2006 (the "Senior Note Indenture") from paying dividends on any capital stock if an event of default exists under such agreement, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since October 1, 1996, exceed the sum of: (i) 50% of the Company's Consolidated Net Income (as defined in the Senior Note Indenture), accrued from October 1, 1996, to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $15 million; and (iii) the net proceeds of any sale of capital stock subsequent to October 15, 1996. In addition, under other debt agreements of Doral Financial, the Company may be prohibited from paying dividends if it is in default under such agreements.

The ability of the Company to pay dividends may also be restricted by various regulatory requirements and policies of bank regulatory agencies having jurisdiction over the Company and its subsidiaries.

The Puerto Rico Internal Revenue Code generally imposes a 10% withholding tax on the amount of any dividends paid by Doral Financial to individuals, whether residents of Puerto Rico or not, trusts, estates, special partnerships and non-resident foreign corporations and partnerships. Prior to the first dividend distribution for the taxable year, individuals who are residents of Puerto Rico may elect to be taxed on the dividends at the regular graduated rates, in which case the special 10% tax will not be withheld from such year's distributions.


                                                  DORAL FINANCIAL CORPORATION
                                                  1999 ANNUAL REPORT         17

United States citizens who are non-residents of Puerto Rico may also make such an election except that notwithstanding the making of such election, a 10% withholding will still be made on the amount of any dividend distribution unless the individual files with the Company prior to the first distribution date for the taxable year, a certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions will not be subject to Puerto Rico income taxes.

United States income tax law permits a credit against United States income tax liability, subject to certain limitations, for Puerto Rico income taxes paid or deemed paid with respect to such dividends.


    DORAL FINANCIAL CORPORATION
18  1999 ANNUAL REPORT

                                    [LOGO]


                   MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Doral Financial Corporation is a bank holding company that, together with its wholly owned subsidiaries, is engaged in mortgage banking, banking, investment and broker-dealer activities. It is primarily engaged in a wide range of mortgage banking activities, including the origination, purchase, sale and servicing of mortgage loans on single-family residences, the issuance and sale of various types of mortgage-backed securities, the holding of mortgage loans, mortgage-backed securities and other investment securities for sale or investment, the purchase and sale of servicing rights associated with such mortgage loans and, to a lesser extent, the origination of construction loans and mortgage loans secured by income producing real estate and land (the "mortgage banking business").

Doral Financial just completed its 27th year of operations. The Company is the leading originator of mortgage loans on single-family residences in Puerto Rico, and also manages the largest mortgage loans servicing portfolio on the Island. The volume of loans originated and purchased during the three years ended December 31, 1999, 1998 and 1997, by Doral Financial was approximately $2.7 billion, $2.3 billion and $1.04 billion, respectively. Doral Financial's mortgage servicing portfolio increased to approximately $7.6 billion as of December 31, 1999, from $6.2 billion as of December 31, 1998, an increase of 23%. Doral Financial's strategy is to increase the size of its mortgage servicing portfolio by relying principally on internal loan originations.

Doral Financial maintains a substantial portfolio of mortgage-backed securities. This is a direct result of the Company's mortgage securitization activities. At December 31,1999, Doral Financial held securities for trading with a fair market value of $862.7 million, approximately $614.5 million of which consisted of Puerto Rico GNMA securities, the interest on which is tax-exempt to the Company. These securities are generally held by Doral Financial for longer periods prior to sale in order to maximize the tax-exempt interest received thereon. Securities held-for-trading are reflected on Doral Financial's Consolidated Financial Statements at their fair market value with resulting gains or losses included in operations as part of trading account profit.

As part of its strategy to maximize net interest income, Doral Financial also invests in securities that are classified as available-for-sale or held-to-maturity. During the year ended December 31, 1999, the Company purchased $819.5 million in securities classified as held-to-maturity. As of December 31, 1999, Doral Financial held approximately $1.5 billion in securities and other investments that are classified as held-to-maturity. As of December 31, 1999, Doral Financial also held $66.3 million of investment securities that were classified as available-for-sale and reported at fair value, with unrealized gains or losses included in stockholders' equity and reported as "Accumulated other comprehensive income, net of taxes," in Doral Financial's Consolidated Financial Statements.

Doral Bank PR, the Company's principal banking subsidiary, contributed net income of $16.1 million, $8.2 million and $5.0 million for the years ended December 31, 1999, 1998 and 1997, respectively, including the operations of Doral Money, a wholly owned subsidiary of Doral Bank PR. Doral Money, established during the second quarter of 1998, contributed approximately 11% of the Company's total loan production for both 1999 and 1998.

The Company's broker-dealer operation is conducted through Doral Securities, a NASD member subsidiary that provides retail and institutional financial advisory and investment banking services in Puerto Rico. For the years ended December 31, 1999, 1998 and 1997, Doral Securities' net income was $1.3 million, $1.1 million and $138,000, respectively. The increase in net income reflects an increase in customer accounts and interest-earning assets during these periods. During 1999, Doral Securities opened a second branch in the city of Mayaguez, the Island's third largest city on the West Coast. Assets in customer brokerage accounts increased to $227 million as of December 31, 1999, from $138 million as of the same date a year ago, an increase of 64%.

For information regarding net interest income, non-interest income, net income and identifiable assets broken down by the Company's mortgage banking, banking and investment broker-dealer segments, please refer to Note 31 of the Company's Consolidated Financial Statements.

Unlike most bank holding companies, Doral Financial has significant assets and operations at the holding company level. HF Mortgage Bankers, one of the Company's principal mortgage units, is organized as an operating division within the parent company. As of December 31, 1999, Doral Financial had assets and net income of $2.1 billion and $29.0 million, respectively, at the parent company level.

The following table sets forth certain selected consolidated financial data for Doral Financial on a historical basis for each of the five years ended December
31. This information should be read in conjunction with Doral Financial's Consolidated Financial Statements and related notes thereto.


                                            DORAL FINANCIAL CORPORATION
                                            1999 ANNUAL REPORT               19

TABLE A - SELECTED FINANCIAL DATA                                              YEAR ENDED DECEMBER 31,
(Dollars in thousands, except for per share data)        1999            1998            1997             1996            1995
                                                     ------------    ------------    ------------     ------------    ------------

Selected Income Statement Data:(1)
Interest income                                      $    211,679    $    150,051    $     90,131     $     66,987    $     61,907
Interest expense                                          161,795         114,786          61,438           46,443          43,380
                                                     ------------    ------------    ------------     ------------    ------------
Net interest income                                        49,884          35,265          28,693           20,544          18,527
Provision for loan losses                                   2,626             883             792              797             352
                                                     ------------    ------------    ------------     ------------    ------------
Net interest income after provision for loan               47,258          34,382          27,901           19,747          18,175
losses
Non-interest income                                       126,911          86,340          45,286           40,846          29,930
Non-interest expense                                       97,556          60,883          35,390           29,314          26,045
                                                     ------------    ------------    ------------     ------------    ------------
Income before taxes and extraordinary item                 76,613          59,839          37,797           31,279          22,060
Income taxes                                                8,687           7,007           5,249            4,238           2,500
                                                     ------------    ------------    ------------     ------------    ------------
Income before extraordinary item                           67,926          52,832          32,548           27,041          19,560
Extraordinary item - non-cash charge on
   extinguishment of  debt                                     --              --          12,317               --              --
                                                     ------------    ------------    ------------     ------------    ------------
Net income                                           $     67,926    $     52,832    $     20,231     $     27,041    $     19,560
                                                     ============    ============    ============     ============    ============

Cash dividends paid                                  $     17,269    $      9,975    $      7,199     $      6,008    $      4,374
                                                     ============    ============    ============     ============    ============

Per Share Data:
Basic:
  Income before extraordinary item                   $       1.55    $       1.31    $       0.89     $       0.75    $       0.67
  Extraordinary item                                           --              --           (0.34)              --              --
                                                     ------------    ------------    ------------     ------------    ------------
  Net income                                         $       1.55    $       1.31    $       0.55     $       0.75    $       0.67
                                                     ============    ============    ============     ============    ============

Diluted:
  Income before extraordinary item                   $       1.50    $       1.26    $       0.85     $       0.71    $       0.64
  Extraordinary item                                           --              --           (0.32)              --              --
                                                     ------------    ------------    ------------     ------------    ------------
  Net income                                         $       1.50    $       1.26    $       0.53     $       0.71    $       0.64
                                                     ============    ============    ============     ============    ============

Dividends Declared per Share:
  Common Stock                                       $       0.30    $       0.23    $       0.20     $      0.165    $      0.145
  Series A Preferred Stock                           $       3.00              --              --     $     0.3825    $       1.05
  8% Convertible Cumulative Preferred Stock          $      80.00    $      80.00    $      15.33               --              --

Selected Balance Sheet Data: (1)
Mortgage loans held-for-sale                         $  1,015,703    $    883,048    $    404,672     $    260,175    $    243,678
Securities held-for-trading                               862,698         606,918         620,288          436,125         418,348
Securities held-to-maturity                             1,509,060         190,778         143,534          107,222          77,945
Securities available-for-sale                              66,325         408,888         240,876           12,007          14,579
Loans receivable, net                                     231,184         166,987         133,055          128,766          51,355
Total assets                                            4,537,343       2,918,113       1,857,789        1,106,083         917,922
Loans payable and securities sold under
  agreements to repurchase                              2,281,416       1,624,032       1,076,912          568,840         573,754
Notes payable                                             461,053         199,733         164,934          152,126          51,682
Deposit accounts                                        1,010,424         533,113         300,494          158,902          95,740
Stockholders' equity                                      384,982         269,559         186,955          150,531         129,017
Weighted average shares outstanding:
  Basic                                                40,428,920      39,941,068      36,680,158       36,266,244      29,231,680
  Diluted                                              42,421,477      41,928,186      38,728,632       38,725,072      31,040,540

Operating Data:
  Loan production                                    $  2,722,000    $  2,313,000    $  1,037,000     $    817,000    $    636,000
  Mortgage loan servicing portfolio                  $  7,633,000    $  6,186,000    $  4,655,000     $  3,068,000    $  2,668,000


    DORAL FINANCIAL CORPORATION
20  1999 ANNUAL REPORT

[LOGO]


TABLE A - SELECTED FINANCIAL DATA (CONTINUED)                                  YEAR ENDED DECEMBER 31,
                                                       1999            1998            1997             1996            1995
                                                       -----           -----           -----            -----           -----

Selected Financial Ratios: (2)(3)
Return on Average Assets                                1.92%           2.17%           1.37%            2.68%           2.32%
Return on Average Common Equity                        21.92%          21.65%          11.99%           19.35%          17.82%
Dividend Payout Ratio for Common Stock                 20.00%          18.25%          37.74%           23.24%          22.66%
Average Equity to Average Assets                       10.04%          10.00%          11.39%           13.81%          13.02%
Interest Rate Spread                                    1.35%           1.64%           2.10%            2.17%           2.38%
Net Yield on Average Interest-Earning Assets            6.86%           7.30%           7.90%            7.85%           8.35%
Net Yield on Average Interest-Bearing Liabilities       5.51%           5.66%           5.80%            5.68%           5.97%

(1) Certain reclassifications of prior years' data have been made to conform to 1999 classifications.
(2) Return on Average Assets, Average Common Equity and Dividend Payout Ratio for Common Stock based on income before an extraordinary item for 1997 would have been 2.19%, 19.29% and 23.53%, respectively.
(3)      Average balances computed on a monthly basis.

A substantial portion of Doral Financial's total mortgage loan originations has consistently been composed of refinance loans. For the years ended December 31, 1999, 1998 and 1997, refinance loans represented approximately 61%, 62% and 51%, respectively, of the total dollar volume of mortgage loans originated (excluding loans purchased from third parties). Doral Financial's future results could be adversely affected by a significant increase in mortgage interest rates that reduces refinancing activity.


LOAN PRODUCTION

The following table sets forth the number and dollar amount of Doral Financial's loan production for the periods indicated:

TABLE B - LOAN PRODUCTION                                                             YEAR ENDED DECEMBER 31,
(Dollars in thousands, except for average initial loan balance)            1999                 1998                 1997
                                                                        ----------           ----------           ----------

FHA/VA mortgage loans
    Number of loans                                                          8,794                7,217                5,529
    Volume of loans                                                     $  722,969           $  571,027           $  409,509
    Percent of total volume                                                     27%                  25%                  39%

Conventional conforming mortgage loans
    Number of loans                                                         10,172             9,755.00                2,131
    Volume of loans                                                     $  769,838           $  873,540           $  178,264
    Percent of total volume                                                     28%                  38%                  17%

Conventional non - conforming mortgage loans(1)(2)
    Number of loans                                                         11,852               10,735                7,399
    Volume of loans                                                     $  818,556           $  642,769           $  381,116
    Percent of total volume                                                     30%                  27%                  37%

Other(3)
    Number of loans                                                          1,783                  799                  554
    Volume of loans                                                     $  410,756           $  225,551           $   68,110
    Percent of total volume                                                     15%                  10%                   7%

Total loans
    Number of loans                                                         32,601               28,506               15,613
    Volume of loans                                                     $2,722,119           $2,312,887           $1,036,999

Average initial loan balance                                            $   83,498           $   81,140           $   66,420

(1) Includes $26 million, $20 million and $20 million, in second mortgages for the years ended December 31, 1999, 1998 and 1997, respectively.
(2) Includes $42 million, $36 million and $38 million, in home equity or personal loans secured by real estate mortgages up to $40,000 for the years ended December 31, 1999, 1998 and 1997, respectively.
(3) Consists of construction loans on residential projects, mortgage loans secured by multi-family and commercial properties as well as other commercial, land, and consumer loans.



                                                 DORAL FINANCIAL CORPORATION
                                                 1999 ANNUAL REPORT           21

                                     [LOGO]


LOAN ORIGINATION CHANNELS

In Puerto Rico, Doral Financial relies primarily on its extensive retail mortgage banking and bank branch network to originate loans. It supplements these originations by wholesale originations consisting primarily of purchases of FHA and VA loans from other mortgage bankers and, to a lesser extent, originations through mortgage brokers. The Company, through Doral Bank PR and other specialized units, also originates consumer, commercial, construction and land loans. In 1998, Doral Financial established a multi-family lending unit in the New York metropolitan area. In Puerto Rico, the Company maintains a specialized unit that works closely with home builders and originates mortgage loans to finance the acquisition of homes in new residential developments.

Doral Financial customarily sells or securitizes into mortgage-backed securities substantially all the loans it originates, except for certain consumer, commercial, construction, land, and commercial real estate loans which are held for investment and classified as Loans Receivable. See "Loans Receivable".

The following table sets forth the sources of Doral Financial's loan production as a percentage of total loan originations for the periods indicated:


TABLE C - LOAN ORIGINATION SOURCES

                                                       YEAR ENDED DECEMBER 31,
                                         1999                            1998               1997(1)
                               ------------------------       ------------------------     ---------
                               PUERTO                         PUERTO
                                RICO     US(1)    TOTAL        RICO       US     TOTAL
Retail                           52%      --       52%          52%       --       52%         63%
Wholesale                        19%      6%       25%          22%       6%       28%         13%
New Housing Developments          8%      --        8%           8%       --        8%         13%
Multi-family                      --      5%        5%           --       5%        5%          --
Other(2)                         10%      --       10%           7%       --        7%         11%


(1) For 1997, originations from the mainland United States represented less than 1% of total loan originations. The wholesale operations in the United States of Doral Money were discontinued during the third quarter of 1999.
(2) Refers to commercial, construction, land, and consumer loans originated through Doral Bank PR and other specialized units.


MORTGAGE LOAN SERVICING

Doral Financial's principal source of servicing rights has traditionally been its own mortgage loan production. However, during the years ended December 31, 1999 and 1998, Doral Financial purchased servicing rights to approximately $238.3 million and $380.4 million, respectively, in principal amount of mortgage loans. Doral Financial intends to continue growing its mortgage servicing portfolio primarily by internal loan originations and will continue to seek and consider attractive opportunities for bulk purchases of servicing rights from third parties.

The following table sets forth certain information regarding the total mortgage loan servicing portfolio of Doral Financial for the periods indicated:


    DORAL FINANCIAL CORPORATION
22  1999 ANNUAL REPORT

                                     [LOGO]


TABLE D - MORTGAGE LOAN SERVICING

(Dollars in thousands, except for average size of loans prepaid)                       YEAR ENDED DECEMBER 31,
                                                                              1999            1998            1997
                                                                           ----------      ----------      ----------
COMPOSITION OF SERVICING PORTFOLIO AT PERIOD END
GNMA                                                                       $2,685,008      $2,281,903      $2,142,345
FHLMC/FNMA                                                                  2,195,977       1,557,592         915,935
Doral Financial grantor trusts                                                109,615         146,790         201,585
Other conventional mortgage loans(1)                                        2,642,581       2,199,774       1,395,270
                                                                           ----------      ----------      ----------
Total servicing portfolio                                                  $7,633,181      $6,186,059      $4,655,135
                                                                           ==========      ==========      ==========

SERVICING PORTFOLIO ACTIVITY
Beginning servicing portfolio                                              $6,186,059      $4,655,135      $3,068,482
Add:
 Loans funded and purchased(2)                                              2,385,162       2,243,034       1,036,999
 Bulk servicing acquired                                                      238,265         380,393       1,040,000
Less:
 Servicing sales transferred                                                       --         103,003              --
 Run-off(3)                                                                 1,176,305         989,500         490,346
                                                                           ----------      ----------      ----------
Ending servicing portfolio                                                 $7,633,181      $6,186,059      $4,655,135
                                                                           ==========      ==========      ==========

SELECTED DATA REGARDING MORTGAGE LOANS SERVICED
Number of loans                                                               115,691         101,760          86,269
Weighted average interest rate                                                   7.60%           7.89%           8.35%
Weighted average remaining maturity (months)                                      251             208             180
Weighted average servicing fee rate                                            0.3741%         0.3762%         0.3673%
Average servicing portfolio                                                $7,226,939      $5,225,921      $3,861,809
Principal prepayments (loans paid-off)                                     $  709,000      $  644,000      $  279,000
Prepayments (loans paid-off) to average portfolio                                  10%             12%              7%
Average size of loans prepaid                                              $   51,400      $   50,300      $   37,800

DELINQUENT MORTGAGE LOANS AND PENDING FORECLOSURES AT PERIOD END
60-89 days past due                                                              1.32%           1.26%           1.84%
90 days or more past due                                                         1.86%           2.35%           1.92%
                                                                           ----------      ----------      ----------
Total delinquencies excluding foreclosures                                       3.18%           3.61%           3.76%
                                                                           ==========      ==========      ==========
Foreclosures pending                                                             1.14%           1.08%           1.32%
                                                                           ==========      ==========      ==========


(1) Includes $1.1 billion, $925 million and $393 million of loans owned by the Company at December 31, 1999, 1998 and 1997, respectively, which represented 15%, 15% and 8%, respectively, of the total servicing portfolio as of such dates.
(2) Excludes approximately $337 million and $70 million of commercial, construction loans and loans sold with servicing released not included in the Company's mortgage servicing portfolio for the years ended December 31, 1999 and 1998, respectively.
(3) Run-off refers to regular amortization of loans, prepayments and foreclosures.

Substantially all of the mortgage loans in Doral Financial's servicing portfolio are secured by single (one-to-four) family residences secured by real estate located in Puerto Rico. At December 31, 1999, 1998 and 1997, less than 6%, 5% and 1%, respectively, of Doral Financial's mortgage servicing portfolio was related to mortgages secured by real property located outside Puerto Rico.

LOANS RECEIVABLE

Doral Financial originates mortgage loans secured by income producing residential and commercial properties, construction loans, land loans and other commercial and consumer loans that are held for investment and classified as loans receivable. Substantially all of Doral Financial's loans receivable represent loans made to entities or individuals located in Puerto Rico. The loans originated by the Company's multi-family lending operation in the New York City metropolitan area are classified as loans held-for-sale.

The maximum aggregate amount of unsecured loans that Doral Bank PR could make to a single borrower under


                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT            23

                                     [LOGO]


Puerto Rico banking regulations as of December 31, 1999, was $15.5 million. The maximum aggregate amount of loans that Doral Bank NY could make to a single borrower under OTS banking regulations as of December 31, 1999, was $3.64 million. As of such date the largest loan held for investment by the Company was $6.1 million, which was held by the parent company.

The following table sets forth certain information regarding Doral Financial's loans receivable as of the dates indicated


TABLE E - LOANS RECEIVABLE, NET

(Dollars in thousands)                                                  AS OF DECEMBER 31,
                                        1999                1998                1997                1996               1995
                                -----------------   ------------------  -----------------   -----------------   -----------------
                                  AMOUNT  PERCENT     AMOUNT   PERCENT    AMOUNT  PERCENT     AMOUNT  PERCENT    AMOUNT   PERCENT

Construction loans              $114,853      41%   $ 72,081       33%  $  9,927       7%    $  2,793      2%    $ 2,637       5%
Residential mortgage loans        70,659      26%     80,902       37%    87,037      65%      91,596     70%     29,481      57%
Commercial real estate            32,383      12%     16,443        8%    19,036      14%      18,462     14%      9,205      18%
Consumer - secured by mortgage     3,317       1%      5,005        2%     7,828       6%      12,207      9%      7,362      14%
Consumer - other                  11,629       4%      6,290        3%     2,328       2%         356        (1)     324         (1)
Commercial non-real estate        16,989       6%     11,051        5%     3,461       2%       2,047      2%        701       1%
Loans on saving deposits           7,793       3%      3,676        2%     3,513       3%       1,771      1%      1,940       4%
Land secured                      19,927       7%     21,418       10%     1,488       1%         814        (1)     330         (1)
                                --------     ---    --------    -----   --------     ---     --------   ----     -------    ----
 Loans receivable, gross(2)      277,550     100%    216,866      100%   134,618     100%     130,046    100%     51,980     100%
                                --------     ---    --------    -----   --------     ---     --------   ----     -------    ----
Less:
  Undisbursed portion of loans
     in process                  (40,571)            (47,575)                 --                   --                 --
Unearned interest and
deferred loan fees                (3,655)               (648)               (322)                (561)              (383)
  Allowance for loan losses(3)    (2,140)             (1,656)             (1,241)                (719)              (242)
                                --------            --------            --------             --------           --------
                                 (46,366)            (49,879)             (1,563)              (1,280)              (625)
                                --------            --------            --------             --------           --------
  Loans receivable, net         $231,184            $166,987            $133,055             $128,766           $ 51,355
                                ========            ========            ========             ========           ========


(1)  Less than one percent.
(2)  Sum of the percentage columns may not add up due to rounding.
(3) Does not include $4.0 million, $3.5 million, $1.6 million, $1.4 million and $1.8 million, of allowance for loan losses allocated to mortgage loans held-for-sale as of December 31, 1999, 1998, 1997, 1996 and 1995, respectively.

The following table sets forth certain information as of December 31, 1999, regarding the dollar amount of Doral Financial's loans receivable portfolio based on the remaining contractual maturity. Expected maturities may differ from contractual maturities because of prepayments and other market factors. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.


    DORAL FINANCIAL CORPORATION
24  1999 ANNUAL REPORT

                                     [LOGO]


TABLE F - LOANS RECEIVABLE BY CONTRACTUAL MATURITIES

                                                   DUE 1           DUE 1-5            DUE 5 OR MORE
                                                   YEAR          YEARS AFTER           YEARS AFTER
(In thousands)                                    OR LESS      DECEMBER 31, 1999     DECEMBER 31, 1999        TOTAL
                                                ----------     -----------------     -----------------      ----------
Construction loans                              $   67,709          $   47,144          $       --          $  114,853
Residential mortgage loans                           7,610               3,570              59,479              70,659
Commercial real estate                              15,733               9,843               6,807              32,383
Consumer - secured by mortgage                          --               1,725               1,592               3,317
Consumer - other                                     3,961               4,309               3,359              11,629
Commercial non-real estate                          11,126               5,003                 860              16,989
Loans on saving deposits                             5,749               2,044                  --               7,793
Land secured                                        16,525                 372               3,030              19,927
                                                ----------          ----------          ----------          ----------
      Loans receivable, gross                   $  128,413          $   74,010          $   75,127          $  277,550
                                                ==========          ==========          ==========          ==========

Scheduled contractual amortization of loans receivable does not reflect the expected term of Doral Financial's loans receivable portfolio. The average life of these loans is substantially less than their contractual terms because of prepayments and, with respect to conventional mortgage loans, due-on-sale clauses, which give Doral Financial the right to declare a conventional mortgage loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are lower than rates on existing mortgage loans. Under the latter circumstances, the weighted average yield on loans decreases as higher-yielding loans are repaid or refinanced at lower rates.

The following table sets forth the dollar amount of total loans receivable at December 31, 1999, as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.


TABLE G - LOANS RECEIVABLE BY FIXED AND FLOATING RATES

                                                                           FLOATING OR
                                                                           ADJUSTABLE-
    (In thousands)                                        FIXED-RATE           RATE              TOTAL
                                                          ----------       -----------        ----------
Construction loans                                        $    7,454        $  107,399        $  114,853
Residential mortgage loans                                    63,562             7,097            70,659
Commercial real estate                                        22,383            10,000            32,383
Consumer - secured by mortgage                                 3,317                --             3,317
Consumer - other                                               9,693             1,936            11,629
Commercial non-real estate                                     3,307            13,682            16,989
Loans on saving deposits                                       7,793                --             7,793
Land secured                                                   3,363            16,564            19,927
                                                          ----------        ----------        ----------
      Loans receivable, gross                             $  120,872        $  156,678        $  277,550
                                                          ==========        ==========        ==========


The Company originates adjustable and fixed interest rate loans. However, given traditional consumer preferences in Puerto Rico for fixed rate residential mortgage loans, the Company's principal product, Doral Financial does not anticipate a significant growth in adjustable rate loans, except in the case of construction and land loans, mortgage loans secured by commercial properties and other commercial loans. At December 31, 1999, 1998 and 1997, approximately 56%, 48% and 10%, respectively, of the Company's gross loans receivable were adjustable rate loans. The increase in adjustable rate loans experienced during 1999 and 1998 was mainly the result of higher production in loans for construction development projects and land loans. The adjustable rate loans have


                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT            25

                                    [LOGO]


interest rate adjustment limitations and are generally tied to the prime rate. Future market factors may affect the correlation of the interest rate adjustment with the rate the Company pays on the different funding sources used to finance these loans. Substantially all construction, commercial and land loans held by the Company are adjustable rate loans maturing within 36 months.


CREDIT RISKS RELATED TO LOAN ACTIVITIES

With respect to mortgage loans originated for sale as part of Doral Financial's mortgage banking business, the Company is generally at risk for any mortgage loan default from the time the Company originates the mortgage loan until the time it sells the loan or packages it into a mortgage-backed security. With respect to FHA loans, the Company is fully insured as to principal by the FHA against foreclosure loss. VA loans are guaranteed up to 25% to 50% of the principal amount of the loan subject to a maximum, ranging from $22,500 to $50,750. Loan-to-value ratios for residential mortgage loans generally do not exceed 80% (85% for qualifying home purchase transactions through Doral Bank
PR) unless private mortgage insurance is obtained.

Loans that do not qualify for the insurance or guarantee programs of FHA and VA, or the sale or exchange programs of FNMA or FHLMC, referred to as "non-conforming loans", including loans secured by multi-family projects, are often sold to investors on a full or partial recourse basis or with put-back options to the buyer. In such cases, the Company retains all or part of the credit risk associated with such loans after sale. As of December 31, 1999, the maximum amount of loans that the Company would have been required to repurchase if all loans subject to recourse defaulted or if the buyers exercised their put-back option was $641.1 million. As of December 31, 1999, the Company maintained a reserve of $1.4 million for potential losses from such recourse arrangements which is included in "Accrued expenses and other liabilities" in the Company's Consolidated Financial Statements.

Loans secured by income-producing residential and commercial properties involve greater credit risk because they are larger in size and more risk is concentrated in a single borrower. The properties securing these loans are also more difficult to dispose of in case of foreclosure.

Doral Financial is also subject to credit risk with respect to its portfolio of loans receivable. Loans receivable represent loans that the Company holds for investment and, therefore, the Company is at risk for the term of the loan. As of December 31, 1999, approximately 25% of Doral Financial's gross loans receivable portfolio consisted of residential mortgage loans.

Doral Financial manages credit risk by maintaining sound underwriting standards, monitoring the quality of the loan portfolio, assessing reserves and loan concentrations, recruiting qualified credit officers, implementing and monitoring lending policies and collateral requirements, and instituting procedures to ensure appropriate actions to comply with laws and regulations. The Company's collateral requirements for loans depend on the financial strength of the borrower and the type of loan involved. Acceptable collateral principally includes cash, deposit and investment accounts and real estate, and, to a lesser extent, liens on accounts receivable, lease receivables, inventory and personal property. In the case of non-conforming loans sold subject to recourse, the Company also generally requires lower loan-to-value ratios to protect itself from possible losses on foreclosure.

Because most of Doral Financial's loans are made to borrowers located in Puerto Rico and secured by properties located in Puerto Rico, the Company is subject to greater credit risks tied to adverse economic, political or business developments and natural hazards, such as hurricanes, that may affect the Island. For example, if Puerto Rico's real estate market were to experience an overall decline in property values, the Company's rates of loss on foreclosure would probably increase.


NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets ("NPAs") consist of loans held-for-sale past due 90 days and still accruing, loans on a non-accrual basis and other real estate owned. Doral Financial's banking subsidiaries place all loans 90 days or more past due on a non-accrual basis, at which point a reserve for all unpaid interest previously accrued is established. Interest income is recognized when the loan is no longer 90 or more days delinquent and collectibility is reasonably assured. For the years ended December 31, 1999, 1998, 1997, 1996 and 1995, the Company would have recognized $393,000, $335,000, $201,000, $114,000 and
$211,000, respectively, in additional interest income had all delinquent loans owned by Doral Financial's banking subsidiaries been accounted for on an accrual basis. Mortgage loans held-for-sale by Doral Financial's mortgage banking units are not normally placed on a non-accrual basis following default. Doral Financial believes that this policy is reasonable because these loans are adequately secured by real estate and the amounts due on the loans are generally recovered in foreclosure.


    DORAL FINANCIAL CORPORATION
26  1999 ANNUAL REPORT

                                    [LOGO]


The following table sets forth information with respect to Doral Financial's non-accrual loans, other real estate owned ("OREO") and other non-performing assets as of the dates indicated. Doral Financial did not have any troubled debt restructurings as of any of the periods presented.


TABLE H - NON-PERFORMING ASSETS

                                                                              AS OF DECEMBER 31,
  (Dollars in thousands)                                 1999          1998          1997          1996          1995
                                                      ---------     ---------     ---------     ---------     ---------
Mortgage banking business:
  Non-accrual loans                                   $      --     $      --     $      --     $      --     $   1,250
  Loans held-for-sale past due 90 days
     and still accruing(1)                               44,030        49,201        41,793        36,978        25,160
  OREO                                                    3,834         2,987         3,025         2,246         2,085
  Other non-performing assets(2)                             --         1,011         1,597         1,833           893
                                                      ---------     ---------     ---------     ---------     ---------
  Total NPAs of mortgage banking business                47,864        53,199        46,415        41,057        29,388
                                                      ---------     ---------     ---------     ---------     ---------

Other lending activities through
  banking subsidiaries:
  Non-accrual loans
      Construction                                           --           183            --           125            --
      Residential mortgage loans                          3,731         2,382         1,623         1,101           715
      Commercial real estate                                567           770           775           502           160
      Consumer                                              205           241            64            --            71
      Commercial non-real estate                             --            95            --            --             3
      Other                                                  --            --            --            --            --
                                                      ---------     ---------     ---------     ---------     ---------
  Total non-accrual loans                                 4,503         3,671         2,462         1,728           949
  OREO                                                       76            --            --            --            --
                                                      ---------     ---------     ---------     ---------     ---------
  Total NPAs of banking subsidiaries                      4,579         3,671         2,462         1,728           949
                                                      ---------     ---------     ---------     ---------     ---------

  Total NPAs of Doral Financial (consolidated)        $  52,443     $  56,870     $  48,877     $  42,785     $  30,337
                                                      =========     =========     =========     =========     =========
  Total NPAs of banking subsidiaries as a
    percentage of their loans receivable,
    net and OREO                                           2.53%         2.88%         1.85%         1.34%         1.85%

  Total NPAs of Doral Financial (consolidated)
    as a percentage of consolidated total
    assets                                                 1.16%         1.95%         2.63%         3.87%         3.31%

  Ratio of allowance for loan losses to
    non-performing assets (consolidated)                  11.70%         9.08%         5.86%         5.03%         6.75%


(1) Does not include approximately $26.1 million, $6.5 million, $807,000, $4.1 million and $1.6 million of 90 days past due FHA/VA loans for the years ended December 31 1999, 1998, 1997, 1996 and 1995, respectively, which are not considered non-performing assets by Doral Financial because the principal balance of these loans is insured or guaranteed under applicable FHA and VA programs and interest is, in most cases, fully recovered in foreclosure procedures.
(2) This amount refers to a mortgage loan to a real estate partnership to which Doral Financial previously sold OREO. This loan is included in "Receivables and mortgage servicing advances" in Doral Financial's Consolidated Financial Statements.


                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT             27

                                    [LOGO]


OREO arises primarily through foreclosure on mortgage loans repurchased from investors, either because of breach of representations or warranties, or pursuant to recourse arrangements. Doral Financial believes that the value of the OREO reflected on its financial statements represents a reasonable estimate of the properties' fair value, net of cost of disposition. During the past five years, the impact of losses on loans repurchased as a result of breach of representations or warranties or pursuant to recourse arrangements has not been material.

The following table summarizes certain information regarding Doral Financial's allowance for loan losses and losses on OREO, for both the Company's banking and mortgage banking business for the periods indicated.


TABLE I - ALLOWANCE FOR LOAN LOSSES AND OREO

                                                                            YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                   1999          1998          1997          1996          1995
                                                      ---------     ---------     ---------     ---------     ---------
OREO:
     Balance at beginning of period                   $   1,011     $     676     $     356     $     356     $     356
     Provision for losses                                   620         1,402           787           305           145
     Losses charged to the allowance                       (721)       (1,067)         (467)         (305)         (145)
                                                      ---------     ---------     ---------     ---------     ---------
Balance at end of period                              $     910     $   1,011     $     676     $     356     $     356
                                                      =========     =========     =========     =========     =========
Allowance for Loan Losses(1):
Balance at beginning of period                        $   5,166     $   2,866     $   2,152     $   2,047     $   1,991
Provision for loan losses                                 2,626           883           792           797           352
                                                      ---------     ---------     ---------     ---------     ---------
Charge-offs:
     Mortgage loans held-for-sale                        (1,480)           --            --            --            --
     Construction                                            --            --            --            --            --
     Residential mortgage loans                              --            --            --          (617)           --
     Commercial real estate                                  --            --            --            --            --
     Consumer                                              (477)         (127)         (124)         (123)         (114)
     Commercial non-real estate                             (17)           --            --            --          (188)
     Other                                                  (40)           --            --            --            --
                                                      ---------     ---------     ---------     ---------     ---------
Total Charge-offs                                        (2,014)         (127)         (124)         (740)         (302)
                                                      ---------     ---------     ---------     ---------     ---------

Recoveries:
     Mortgage loans held-for-sale                           294            --            --            --            --
     Construction                                            --            --            --            --            --
     Residential mortgage loans                              --            --            --            --            --
     Commercial real estate                                  --            --            --            --            --
     Consumer                                                64            76            46            48             6
     Commercial non-real estate                              --            --            --            --            --
     Other                                                   --            --            --            --            --
                                                      ---------     ---------     ---------     ---------     ---------
Total recoveries                                            358            76            46            48             6
                                                      ---------     ---------     ---------     ---------     ---------
Net charge-offs                                          (1,656)          (51)          (78)         (692)         (296)
                                                      ---------     ---------     ---------     ---------     ---------
Other                                                        --         1,468            --            --            --
                                                      ---------     ---------     ---------     ---------     ---------
Balance at end of period                              $   6,136     $   5,166     $   2,866     $   2,152     $   2,047
                                                      =========     =========     =========     =========     =========
Allowance for loan losses as a percentage
   of total loans outstanding                              0.49%         0.49%         0.53%         0.55%         0.69%

(1) Relates to both mortgage loans held-for-sale and to loans receivable held for investment.


    DORAL FINANCIAL CORPORATION
28  1999 ANNUAL REPORT

                                    [LOGO]


The following table sets forth information concerning the allocation of Doral Financial's allowance for loan losses by loan category as of the dates indicated:

TABLE J - ALLOCATION OF ALLOWANCE FOR LOAN LOSSES


(Dollars in thousands)                                                   AS OF DECEMBER 31,
                                      1999                 1998                1997                1996                1995
                                ----------------     ----------------    ----------------    ----------------    ----------------
                                         PERCENT              PERCENT             PERCENT             PERCENT             PERCENT
                                        OF LOANS             OF LOANS            OF LOANS            OF LOANS            OF LOANS
                                         IN EACH              IN EACH             IN EACH             IN EACH             IN EACH
                                        CATEGORY             CATEGORY            CATEGORY            CATEGORY            CATEGORY
                                        TO TOTAL             TO TOTAL            TO TOTAL            TO TOTAL            TO TOTAL
                                AMOUNT     LOANS     AMOUNT     LOANS    AMOUNT     LOANS    AMOUNT     LOANS    AMOUNT     LOANS
                                ------     -----     ------     -----    ------     -----    ------     -----    ------     -----
Mortgage loans held-for-sale    $3,996      65.1%    $3,510      67.9%   $1,625      56.7%   $1,433      66.6%   $1,806      88.2%
Loans receivable, net
 Construction                      885      14.4%       117       2.3%       51       1.8%       13       0.6%       17       0.8%
 Residential mortgage              545       8.9%     1,225      23.8%      990      34.5%      510      23.7%       87       4.3%
 Commercial real estate            250       4.1%        81       1.6%      101       3.5%      102       4.7%       64       3.1%
 Consumer - secured by
    mortgage                        25       0.4%        25       0.5%       42       1.5%       67       3.1%       51       2.5%
 Consumer - other                   90       1.5%        31       0.6%       12       0.4%        2       0.1%        2       0.1%
 Commercial non-real estate        131       2.1%        54       1.0%       18       0.6%       11       0.5%        5       0.2%
 Loans on saving deposits           60       1.0%        18       0.3%       19       0.7%       10       0.5%       13       0.7%
 Land secured                      154       2.5%       105       2.0%        8       0.3%        4       0.2%        2       0.1%
                                ------     -----     ------       ---    ------     -----    ------     -----    ------     -----
           Total                $6,136     100.0%    $5,166       100%   $2,866     100.0%   $2,152     100.0%   $2,047     100.0%
                                ======               ======              ======              ======              ======

The allowance for loan losses relating to loans held by Doral Financial was $6.1 million at December 31, 1999, compared to $5.2 million at December 31, 1998, and $2.9 million as of December 31, 1997. The increase in the allowance for 1999 was primarily a result of a larger loan portfolio as well as an increase in the amount of construction, commercial real estate and other commercial loans for which Doral Financial provides a higher allowance. The increase in 1998 was principally due to a reclassification of certain general reserves to allowance for loan losses to cover bank loans receivable and loans held-for-sale.

The percentage of the allowance for loan losses to non-performing loans will not remain constant due to the nature of the Company's portfolio of loans, which are primarily collateralized by real estate. The collateral for each non-performing mortgage loan is analyzed to determine potential loss exposure, and, in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an on-going basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions, and other appropriate data to identify the risks in the loan portfolio. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged-off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary if economic conditions change substantially from the assumptions used by Doral Financial in determining the allowance for loan losses.


INVESTMENT AND TRADING ACTIVITIES

As part of Doral Financial's mortgage securitization activities, the Company is involved in the purchase and sale of mortgage-backed securities held-for-trading. At December 31, 1999, Doral Financial held securities for trading with a fair market value of $862.7 million, approximately $614.5 million of which consisted of Puerto Rico tax-exempt GNMA securities and other securities, the interest on which is tax-exempt to the Company. These tax-exempt securities are generally held by Doral Financial for longer periods prior to sale in order to maximize the tax-exempt interest received thereon. Securities


                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT            29

                                    [LOGO]


held-for-trading are reflected on Doral Financial's Consolidated Financial Statements at their fair market value with resulting gains or losses included as part of trading account profit.

As part of its strategy to maximize net interest income, Doral Financial also invests in securities that are classified as available-for-sale or held-to-maturity. As of December 31, 1999, Doral Financial held $66.3 million of investment securities that were classified as available-for-sale and reported at fair value, with unrealized gains or losses included in stockholders' equity and reported as "Accumulated other comprehensive income, net of taxes," in Doral Financial's Consolidated Financial Statements. Effective April 1, 1999, the Company reclassified approximately $592.2 million of US agency and treasury securities from available-for-sale to held-to-maturity, because the Company has the intent and ability to hold these securities until maturity. The Company had recorded gross unrealized losses on these securities of approximately $10.5 million at the time of the reclassification. Such unrealized losses are included as a component of stockholders' equity as "Accumulated other comprehensive income, net of taxes." The unrealized losses will be amortized over the life of the securities as a yield adjustment, pursuant to SFAS 115. After such reclassification, Doral Financial also purchased $819.5 million in securities classified as held-to-maturity. As of December 31, 1999, Doral Financial held approximately $1.5 billion in securities and other investments that are classified as held-to-maturity,


The following table summarizes Doral Financial's securities holdings as of December 31, 1999.

TABLE K - INVESTMENT SECURITIES

                                                           HELD FOR         AVAILABLE           HELD TO
(In thousands)                                              TRADING          FOR SALE          MATURITY
                                                          ----------        ----------        ----------
Mortgage-backed securities                                $  757,080        $       --        $  165,524
Interest-only strips                                          84,293                --                --
U.S. Treasury and agency securities                           15,041            66,325         1,338,536
Puerto Rico government obligations                             6,284                --             5,000
                                                          ----------        ----------        ----------
  Total                                                   $  862,698        $   66,325        $1,509,060
                                                          ==========        ==========        ==========


For additional information regarding the composition of the Company's investment securities, please refer to Notes 6, 7 and 8 of the Company's Consolidated Financial Statements.


BROKER-DEALER ACTIVITIES

Doral Financial is involved in the securities business through Doral Securities, a broker-dealer firm that provides retail and institutional brokerage, investment banking, and financial advisory services in Puerto Rico and the Caribbean region.

The table below shows certain financial information for Doral Securities for the years ended December 31, 1999, 1998 and 1997.


TABLE L - FINANCIAL INFORMATION OF DORAL SECURITIES BROKER-DEALER SUBSIDIARY

(In thousands)                                                               YEAR ENDED DECEMBER 31,
                                                                     1999              1998              1997
                                                                  ----------        ----------        ----------
Selected Income Statement Data:
  Trading account profit                                          $    3,770        $    3,196        $    1,638
  Net interest income                                                  2,366             1,729               836
  Investment banking and other fees                                    2,145               996               609
  Commissions                                                            923               759               259
                                                                  ----------        ----------        ----------
       Total revenues, net of interest expense                    $    9,204        $    6,680        $    3,342
                                                                  ==========        ==========        ==========


    DORAL FINANCIAL CORPORATION
30  1999 ANNUAL REPORT

                                    [LOGO]


RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 1999, 1998 AND
1997

Doral Financial's operations are mainly the result of:

-  the level of loan production;

-  the behavior of the mortgage servicing portfolio;

-  the various components of the Company's revenues;

-  the elements of risk inherent to loan activities; and

-  the Company's ability to manage its liquidity demands and capital resources.

These factors are, in turn, primarily influenced by:

-  the direction of interest rates;

-  the level of demand for mortgage credit;

-  the strength of the economy in Puerto Rico; and

-  the relationship between interest rates and the cost of funds.

The principal components of Doral Financial's revenues are: (i) net interest income, (ii) net gains on mortgage loan sales; (iii) servicing income; (iv) trading account profit; (v) gain on sale of investment securities; (vi) gain on sale of servicing assets; and (vii) commissions, fees and other income.

NET INCOME

Doral Financial's net income for the year ended December 31, 1999, increased to $67.9 million, compared $52.8 million for 1998, and earnings of $32.5 million before an extraordinary non-cash charge of $12.3 million for 1997. The extraordinary non-cash charge for 1997 was related to the exchange by Doral Financial of outstanding convertible subordinated debentures for convertible preferred stock. See Note 24 and Note 32 to Doral Financial's Consolidated Financial Statements for additional information regarding this transaction. Consolidated results include the operations of Doral Bank PR and Doral Bank NY, the Company's banking units, which contributed approximately $15.7 million to Doral Financial's consolidated net income in 1999, compared to $8.2 million for 1998 and $5.0 million for 1997, and Doral Securities, the Company's investment broker-dealer unit, which contributed $1.3 million, $1.1 million and $138,000, respectively, to consolidated net income for the years ended December 31, 1999, 1998 and 1997.

Net gain on mortgage loan sales, net interest income and servicing income were the major components of revenues in 1999, with increases of $30.6 million, $14.6 million and $5.2 million, respectively, from 1998 amounts.

NET INTEREST INCOME

Net interest income is the excess of interest earned by the Company on its interest-earning assets over the interest incurred on its interest-bearing liabilities.

The increase in net interest income for both 1999 and 1998 as compared to their respective prior years, was principally due to an increase in the volume of Doral Financial's average interest earning assets. Doral Bank PR contributed approximately $28.7 million or 58% of the consolidated net interest income of Doral Financial for the year ended December 31, 1999, compared to $15.0 million or 42% of consolidated net interest income for the year ended December 31, 1998, and $10.1 million or 35% of consolidated net interest income for the year ended December 31, 1997.

During each of the three years ended December 31, 1999, Doral Financial's average earning assets have grown considerably, resulting in a continuous growth in net interest income. Average interest-earning assets grew by 50% from 1998 to 1999, and by 80% from 1997 to 1998, while net interest income grew by 41% from 1998 to 1999, and 23% from 1997 to 1998. The growth in net interest income compared to the growth in interest-earning assets during 1999 and 1998 was affected by the reduction of the spread between long-term and short-term rates, sometimes referred to as flattening of the yield curve; a significant increase in investments in AAA-rated government and government agency securities, which tend to have lower yields but generate tax-exempt income; and the increase in financial assets related to Doral Securities' repurchase transactions that are typically conducted at smaller spreads. The Company intends to continue to diversify its sources of funding in order to reduce interest costs and maximize net interest income.

The following table presents, for the periods indicated, the Company's average balance sheet, the total dollar amount of interest from average interest-earning assets and the related yields, as well as the interest expense on average interest-bearing liabilities expressed both in dollars and rates, and the net interest margin. The table does not reflect any effect of income taxes. All average balances are based on the average of month-end balances for Doral Financial and its non-banking subsidiaries, and average daily balances for its banking subsidiaries, in each case during the periods presented.

                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT            31

                                    [LOGO]



TABLE M - AVERAGE BALANCE SHEET AND SUMMARY OF NET INTEREST INCOME

(Dollars in thousands)                                            YEARS ENDED DECEMBER 31,
                                ---------------------------------------------------------------------------------------------
                                               1999                               1998                                1997
                                ---------------------------------------------------------------------------------------------
                                                       AVERAGE                        AVERAGE                         AVERAGE
                                  AVERAGE               YIELD/   AVERAGE               YIELD/    AVERAGE               YIELD/
                                  BALANCE    INTEREST   RATE     BALANCE     INTEREST   RATE     BALANCE    INTEREST   RATE
                                ----------   --------   ----    ----------   --------   ----    ----------   -------   ----
ASSETS:
Interest-Earning Assets:
   Total  Loans(1)              $1,072,302   $ 78,258   7.30%   $  679,423   $ 54,694   8.05%   $  371,099   $32,768   8.83%
   Mortgage-Backed Securities      857,267     58,756   6.85%      757,841     55,276   7.29%      607,944    45,464   7.48%
   Investment Securities           891,670     60,235   6.76%      478,895     32,278   6.74%       71,444     5,454   7.63%
   Other Interest-Earning
   Assets(2)                       263,633     14,430   5.47%      138,576      7,803   5.63%       90,364     6,445   7.13%
                                ----------   --------   ----    ----------   --------   ----    ----------   -------   ----
   Total Interest-Earning
   Assets/Interest Income        3,084,872   $211,679   6.86%    2,054,735   $150,051   7.30%    1,140,851   $90,131   7.90%
                                             ========   ====                 ========   ====                 =======   ====
Total Non-Interest-Earning
Assets                             445,758                         385,038                         341,085
                                ----------                      ----------                      ----------
Total Assets                    $3,530,630                      $2,439,773                      $1,481,936
                                ==========                      ==========                      ==========

LIABILITIES AND
 STOCKHOLDERS' EQUITY:
Interest-Bearing Liabilities:
  Loans Payable                 $  375,099   $ 24,292   6.48%   $  364,127   $ 26,131   7.18%   $  188,880   $13,325   7.05%
  Repurchase Agreements          1,418,004     72,726   5.13%    1,072,760     55,561   5.18%      548,310    31,665   5.78%
  Deposits                         771,801     35,784   4.64%      393,557     17,326   4.40%      229,575    10,014   4.36%
  Other Borrowed Funds(3)          372,466     28,993   7.78%      197,071     15,768   8.00%       92,706     6,434   6.94%
                                ----------   --------   ----    ----------   --------   ----    ----------   -------   ----
  Total Interest-Bearing
    Liabilities/Interest
    expense                      2,937,370   $161,795   5.51%    2,027,515   $114,786   5.66%    1,059,471   $61,438   5.80%
                                             ========   ====                 ========   ====                 =======   ====
Total Non-Interest-Bearing
Liabilities                        238,613                         168,278                         253,722
                                ----------                      ----------                      ----------
Total Liabilities                3,175,983                       2,195,793                       1,313,193
Stockholders' Equity               354,647                         243,980                         168,743
                                ----------                      ----------                      ----------
Total Liabilities and
  Stockholders' Equity          $3,530,630                      $2,439,773                      $1,481,936
                                ==========                      ==========                      ==========

Net Interest-Earning Assets     $  147,502                      $   27,220                      $   81,380
Net Interest Income on a
Non-Taxable Equivalent Basis                 $ 49,884                        $ 35,265                        $28,693

Interest Rate Spread(4)                                 1.35%                           1.64%                          2.10%
Interest Rate Margin(4)                                 1.62%                           1.72%                          2.52%
Net Interest-Earning Assets Ratio                     105.02%                         101.34%                        107.68%


(1) Average loan balances include the average balance of non-accruing loans, on which no interest income is recognized.

(2) Consist of money market instruments, reverse repurchase agreements and deposits in other banks.

(3) Consist of FHLB-NY advances, notes payable and convertible subordinated debentures.

(4) Interest rate spread represents the difference between Doral Financial's weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Interest rate margin represents net interest income as a percentage of average interest-earning assets.


The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Doral Financial's interest income and interest expense during the periods indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated in proportion to the absolute dollar amounts of the changes due to rate and volume.


    DORAL FINANCIAL CORPORATION
32  1999 ANNUAL REPORT

                                     [LOGO]


TABLE N - NET INTEREST INCOME ANALYSIS

(In thousands)                                        1999 COMPARED TO 1998                       1998 COMPARED TO 1997
                                                    INCREASE (DECREASE)DUE TO:                  INCREASE (DECREASE) DUE TO:
                                              VOLUME         RATE          TOTAL          VOLUME         RATE          TOTAL
                                            ----------    ----------     ----------     ----------    ----------     ----------
INTEREST-EARNING ASSETS
  Total loans                               $   31,627    $   (8,063)    $   23,564     $   27,224    $   (5,298)    $   21,926
  Mortgage-backed securities                     7,252        (3,771)         3,481         11,210        (1,398)         9,812
  Investment securities                         27,821           136         27,957         31,105        (4,281)        26,824
  Other interest-earning assets                  7,042          (415)         6,627          3,439        (2,081)         1,358
                                            ----------    ----------     ----------     ----------    ----------     ----------
TOTAL INTEREST-EARNING ASSETS                   73,742       (12,113)        61,629         72,978       (13,058)        59,920
                                            ----------    ----------     ----------     ----------    ----------     ----------

INTEREST-BEARING LIABILITIES
  Loans payable                                    787        (2,626)        (1,839)        12,363           443         12,806
  Repurchase agreements                         17,881          (716)        17,165         30,287        (6,391)        23,896
  Deposits                                      16,652         1,806         18,458          7,153           158          7,311
  Other borrowed funds                          14,034          (809)        13,225          7,243         2,092          9,335
                                            ----------    ----------     ----------     ----------    ----------     ----------
TOTAL INTEREST-BEARING
 LIABILITIES                                    49,354        (2,345)        47,009         57,046        (3,698)        53,348
                                            ----------    ----------     ----------     ----------    ----------     ----------

  NET INTEREST-EARNING ASSETS               $   24,388    $   (9,768)    $   14,620     $   15,932    $   (9,360)    $    6,572
                                            ==========    ==========     ==========     ==========    ==========     ==========


INTEREST INCOME

Total interest income increased from approximately $90.1 million during 1997, to $150.1 million during 1998, and to $211.7 million during 1999. The increase in interest income is primarily related to the increase in Doral Financial's total average interest-earning assets, which increased by approximately $1.0 billion during 1999 and by approximately $913.9 million during 1998.

Interest income on loans increased by $23.6 million or 43% during 1999 as compared to 1998, and by $21.9 million or 67% during 1998 as compared to 1997. The increase during both comparable periods reflected an increase in the level of loans held by Doral Financial, due to the increased volume of loan originations.

Interest income on mortgage-backed securities increased by $3.5 million or 6% during 1999 as compared to 1998, and by $9.8 million or 22% from 1997 to 1998. The increases during these periods reflected an increase in the average balance of mortgage-backed securities, which increased from $607.9 million during 1997 to $757.8 million during 1998 and to $857.3 million during 1999. The increase in mortgage-backed securities reflected the strategy of Doral Financial to hold tax-exempt securities for longer periods prior to sale in order to maximize tax-exempt interest income on such securities.

Interest income on investment securities increased by $28.0 million or 87% from 1998 to 1999, and by $26.8 million or 492% from 1997 to 1998. The increase in this category of interest income reflects Doral Financial's strategy to increase its tax-exempt interest income by investing in U.S. Treasury and agency securities, the interest on which is tax-exempt to the Company under Puerto Rico law and is not subject to U.S. income taxation because of Doral Financial's status as a foreign corporation for U.S. income tax purposes. The average balance of investment securities was $891.7 million for the year ended December 31, 1999, as compared to $478.9 million and $71.4 million for the years ended December 31, 1998 and 1997, respectively.

Interest income on other interest earning assets increased by $6.6 million or 85% from 1998 to 1999, as compared to an increase of $1.4 million from 1997 to 1998. Other interest-earning assets consist primarily of money market instruments, overnight deposits, term deposits, and reverse repurchase agreements. The increase from 1998 to 1999 was due primarily to higher liquidity and the investment of such liquidity in reverse repurchase agreements and term deposits. The increase in interest income from other interest-earning assets reflects Doral Financial's strategy to diversify its sources of interest income by expanding its business segments, primarily banking, investment and broker-dealer activities.


INTEREST EXPENSE

Total interest expense increased to $161.8 million during 1999 compared to $114.8 million for 1998, an increase of 41%, and grew by $53.3 million from 1997 to 1998, an increase of 87%. The increase in interest expense for 1999 was due primarily to the growth in the average amount of interest-bearing liabilities, which


                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT          33

                                    [LOGO]


funded the growth in interest-earning assets. Average interest-bearing liabilities increased to $2.9 billion at an average cost of 5.51% for the year ended December 31, 1999, compared to $2.0 billion at an average cost of 5.66% for the year ended December 31, 1998, and $1.1 billion at an average cost of 5.80% for the year ended December 31, 1997.

Interest expense related to loans payable amounted to $24.3 million for 1999, compared to $26.1 million for 1998, and from 1997 to 1998 increased by $12.8 million or 96%. The slight decrease during 1999, was largely the result of Doral Financial's efforts to diversify its funding sources for loan production by obtaining lower cost borrowings, as well as longer term borrowings. The increase during 1998 was due to the increase in borrowings used to fund the Company's increased volume of loan originations. The weighted-average interest rate cost for borrowings under Doral Financial's warehousing lines of credit was 6.48% for 1999, compared to 7.18% for 1998 and 7.05% for 1997.

Interest expense related to securities sold under agreements to repurchase increased by $17.2 million or 31% during 1999 as compared to 1998, and by $23.9 million or 75% during 1998 as compared to 1997. The increase during 1999 reflected increased borrowings to finance mortgage-backed securities and other investment securities. The weighted average interest rate cost of borrowings under repurchase agreements was 5.13% for 1999, 5.18% for 1998 and 5.78% for 1997.

Interest expense on deposits increased by $18.5 million or 107% during 1999 as compared to 1998, and increased by $7.3 million or 73% during 1998 as compared to 1997. The increase in interest expense on deposits reflects the increase in deposits held at Doral Financial's banking subsidiaries which increased to $1.0 billion at December 31, 1999, from $533.1 million as of December 31, 1998 and $300.5 million as of December 31, 1997. The growth in deposits reflects the opening of additional branches by Doral Bank PR, which currently operates 19 branches, the offering of competitive rates and the establishment of Doral Bank NY, which had deposits of $17.8 million as of December 31, 1999. The Company's commercial banking subsidiary, Doral Bank PR, intends to continue its branch expansion throughout the Island during 2000, while the Company's savings bank subsidiary, Doral Bank NY, is exploring the possibility of opening new branches within the New York City metropolitan area during the upcoming year. The average interest cost of deposits was 4.64% during 1999, 4.40% during 1998 and 4.36% during 1997.

Interest expense on other borrowed funds increased by $13.2 million or 84% during 1999 as compared to 1998, and increased by $9.3 million or 145% during 1998 as compared to 1997. Interest expense on other borrowed funds includes various term notes issued by Doral Bank PR, Doral Financial's $75 million senior notes due October 10, 2006, the Company's $229 million in medium term notes issued in 1999, and Doral Bank PR's advances from the FHLB-NY, as well as various other borrowings.


PROVISION FOR LOSSES

The provision for loan losses relates to loans held by Doral Financial. The provision is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on Doral Financial's loss experience, current delinquency rates, known and inherent risk in the loan portfolio, the estimated value and equity of any underlying collateral, and an assessment of current economic conditions. While management believes that the current provision for loan losses is sufficient, future additions to the allowance for loan losses could be necessary if economic conditions change substantially from the assumptions used by Doral Financial in determining the allowance for loan losses.

Doral Financial made provisions to its allowance for loan losses of $2.6 million, $883,000 and $792,000 for the years ended December 31, 1999, 1998 and 1997, respectively. The provision increased by $1.7 million from 1998 to 1999 primarily as a result of the increase in the size of Doral Financial's loan portfolio and an increase in the amount of construction loans and commercial mortgage loans for which Doral Financial provides a higher allowance for loan losses.

NON-INTEREST INCOME

Net Gains on Mortgage Loan Sales. Net gains from mortgage loan sales increased by 62% during 1999 and by 193% from 1997 to 1998. The increase for 1999 and 1998 was the result of increased volume of loan securitizations, and the ability of the Company to obtain higher profitability through higher loan fees resulting in increased gain on sales, including the creation of interest-only strips ("IOs") in connection with sales of mortgage loans to corporate investors. See "Amortization of IOs and Servicing Assets."

Servicing Income. Servicing income represents revenues earned for administering mortgage loans. The main component of the Company's servicing income is loan servicing fees, which depend on the type of mortgage loan being serviced. The fees on residential mortgage loans range from 0.25% to 0.50% of the declining out-


    DORAL FINANCIAL CORPORATION
34  1999 ANNUAL REPORT

                                    [LOGO]


standing principal amount of the serviced loan. The size of Doral
Financial's loan servicing portfolio and the amount of its servicing fees have increased substantially since its inception as a result of a growth in internal loan originations combined with bulk purchases of servicing rights. Doral Financial's strategy is to rely primarily on internal mortgage loan originations to increase the size of its servicing portfolio. During the second and third quarters of 1997, Doral Financial engaged in several bulk purchases of mortgage servicing rights, whereby it acquired the rights to service approximately $1.0 billion in principal amount of loans. During 1999 and 1998, the Company purchased servicing rights to approximately $238.3 million and $380.4 million, respectively, of mortgages through bulk purchases. Doral Financial anticipates that it will continue to make bulk purchases of mortgage servicing rights in the future to the extent it can identify attractive opportunities.

Servicing income increased 26% from 1998 to 1999, and 32% from 1997 to 1998. Increases in the amount of loan servicing income for the latest two years were primarily due to increases in the principal amount of loans serviced as compared to prior years. The mortgage servicing portfolio was approximately $7.6 billion at December 31, 1999, compared to $6.2 billion at December 31, 1998 and to $4.7 billion as of December 31, 1997. At December 31, 1999, less than 6% of Doral Financial's servicing portfolio was related to mortgages originated outside Puerto Rico.

The amount of principal prepayments on mortgage loans serviced by Doral Financial was $709 million, $644 million and $279 million for the years ended December 31, 1999, 1998 and 1997, respectively. This represented approximately 10%, 12% and 7%, respectively, of the average principal amount of mortgage loans serviced during those periods. Doral Financial largely reduces the sensitivity of its servicing income to increases in prepayment rates through a strong retail origination network that increased or maintained the size of Doral Financial's servicing portfolio even during periods of high prepayments.

Trading Account Profit. Trading account profit includes all gains or losses, whether realized or unrealized, in the market value of the Company's securities held-for-trading, as well as gains or losses on options and futures contracts used for interest rate management purposes. Trading account activities for the year ended December 31, 1999, resulted in gains of $12.9 million, compared to gains of $6.1 million in 1998 and $10.1 million in 1997. For the years ended December 31, 1998 and 1997, trading account profits included $5.4 million and $6.6 million, respectively, of unrealized gains on the value of its securities held-for-trading, while the results for 1999 included $115,000 in unrealized losses, mainly as a result of the increase in market interest rates during the second half of 1999.

For the years ended December 31, 1998 and 1997, trading account profit included losses on options and futures contracts used for interest rate management purposes in the amount of $3.0 million and $1.3 million, respectively, while the results for 1999 included gains of approximately $3.4 million.

Gain on Sale of Investment Securities. Gain on sale of investment securities represents the impact on income of transactions involving the sale of securities available-for- sale. This component of earnings decreased 49% from 1998 to 1999, and increased 284% from 1997 to 1998. The decrease during 1999 was mainly the result of a reduction in the amount of securities available-for-sale since $592.2 million in investment securities were reclassified to the held-to-maturity category during the second quarter of 1999.

Gain on Sale of Servicing Assets. During the year ended December 31, 1998, Doral Financial sold servicing rights to $103 million of mortgage loans, realizing a pretax gain of approximately $1.8 million. No such sales were made during 1999 or 1997. While Doral Financial's strategy is to continue to increase the size of its servicing portfolio by retaining the servicing rights on the mortgage loans it originates, Doral Financial may sell servicing rights in the future when market conditions are favorable.

Commissions, Fees and Other Income. Other non-interest income, commissions and fees increased 89% in 1999 as compared to 1998, and 80% from 1997 to 1998. Substantial growth during these periods came primarily from the greater volume of commissions and fees earned by Doral Financial's banking and broker-dealer subsidiaries.


AMORTIZATION OF IOS AND SERVICING ASSETS

Doral Financial creates IOs (previously classified as excess servicing fees receivable) as a result of the sale of loans in bulk or securitization transactions. See Note 2 to Doral Financial's Consolidated Financial Statements for more information regarding the accounting treatment of IOs. IOs are created on the sale of loans with servicing retained by computing the present value of the excess of the weighted-average coupon on the loans sold over the sum of:
(i) the pass-through interest paid to the investor and (ii) normal servicing fee, based on the servicing fee permitted by FNMA and FHLMC, and adjusting such


                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT           35

                                    [LOGO]


amount for expected losses and prepayments. The amount of the IOs is recognized at the time of sale of the related loans as an adjustment to the resulting gain or loss on the sale of loans and is recorded as a component of "Net Gains on Mortgage Loan Sales" on Doral Financial's Consolidated Statements of Income. Sales of mortgage loans made during 1999 resulted in the recording of approximately $46.1 million of IOs, compared to $30.0 million and $14.5 million in 1998 and 1997, respectively. The unamortized balance of the IOs is reflected in Doral Financial's Consolidated Statement of Condition as a component of "Securities held-for-trading."

IOs are amortized over the expected life of the asset and such amortization is recorded as a reduction of interest income. The amortization of IOs is based on the amount and timing of estimated future cash flows to be received with respect to the IOs. Amortization of such IOs for each of the years ended December 31, 1999, 1998 and 1997, was approximately $6.9 million, $3.7 million and $4.0 million, respectively. The increase in the amortization for 1999 as compared to 1998 and 1997, is due to the increase in the amount of IOs held in the trading portfolio as a result of increased recordings of IOs in connection with the sale of loans.

Beginning with the second quarter of 1995, following the implementation by Doral Financial of SFAS No. 122 (later superseded by SFAS No. 125), whenever Doral Financial sells a mortgage loan, it assigns a fair value to the related mortgage servicing right (the "servicing asset") associated with such mortgage loan. The servicing asset represents the present value of the servicing fees expected to be received on the loan over the expected term of the loan. The amount of the servicing asset is recognized at the time of the sale of the related loan as an adjustment to the resulting gain or loss on the sale of the loan and is recorded as a component of "Net Gains on Mortgage Loan Sales" on Doral Financial's Consolidated Statement of Income. During the years ended December 31, 1999, 1998 and 1997, Doral Financial capitalized $48.1 million, $32.9 million and $28.9 million, respectively, in servicing assets. The increase in the creation of servicing assets reflects increased mortgage loan sales and securitizations during such periods and bulk purchases of servicing rights. The unamortized balance of the servicing asset is reflected on the Consolidated Statement of Condition of Doral Financial.

Doral Financial's servicing assets are amortized in proportion to, and over the period of, estimated servicing income. Amortization of servicing assets is included as a component of "Non-interest expense-Amortization of Servicing Assets" in Doral Financial's Consolidated Statements of Income. During 1999, total amortization of servicing assets amounted to $11.0 million versus $6.7 million for 1998 and $3.4 million for 1997.

The following table shows the increase in the Company's mortgage servicing assets for each of the periods shown:


TABLE O - CAPITALIZATION OF MORTGAGE SERVICING ASSETS

(In thousands)                                                  YEAR ENDED DECEMBER 31,
                                                           1999             1998             1997
                                                        ----------       ----------       ----------

Balance at beginning of period                          $   72,568       $   46,416       $   20,969
Capitalization of rights                                    45,013           26,586           13,980
Rights sold                                                     (7)             (54)              --
Rights purchased                                             3,135            6,290           14,904
Amortization:
   Scheduled                                               (10,988)          (5,739)          (3,437)
   Unscheduled                                                  --             (931)              --
                                                        ----------       ----------       ----------

Balance at end of period                                $  109,721       $   72,568       $   46,416
                                                        ==========       ==========       ==========


    DORAL FINANCIAL CORPORATION
36  1999 ANNUAL REPORT

                                    [LOGO]


Increases in prepayment rates or credit loss rates over anticipated levels used in calculating the value of IOs and servicing assets can adversely affect Doral Financial's revenues and liquidity by increasing the amortization rates for servicing assets and IOs, as well as requiring Doral Financial to recognize an impairment against income over and above scheduled amortization. See "Interest Rate Management." The portion of Doral Financial's mortgage servicing portfolio consisting of loans internally originated by Doral Financial prior to the adoption of SFAS No. 122 is not reflected as a servicing asset on Doral Financial's Consolidated Financial Statements, and is not subject to amortization or impairment.

NON-INTEREST EXPENSE

Total non-interest expense increased by 60% in 1999 as compared to 1998, and 72% from 1997 to 1998, reflecting additional costs mainly associated with the expansion of Doral Financial's loan origination capacity and banking operations, which required a greater investment in technology and branch facilities. Higher costs associated with the substantial growth of the servicing portfolio also were a factor. During 1999, this expansion included the opening of six additional mortgage banking branches in Puerto Rico, the acquisition of SANA, which operates nine branches in Puerto Rico, five additional branches of Doral Bank PR throughout the Island and one broker-dealer branch office in the city of Mayaguez. The increase in expenses also reflected the Company's expansion into the mainland United States through the opening of a savings bank in the New York City metropolitan area, the expansion of the specialized construction loan department, and additional costs reflecting the increase in the servicing portfolio. Beginning in the fourth quarter of 1999, the Company commenced a company-wide cost reduction program, which Doral Financial anticipates will begin to be reflected in its financial results during the first quarter of 2000.


PUERTO RICO INCOME TAXES

The maximum statutory corporate income tax rate in Puerto Rico is 39%. For 1999, the effective income tax rate for Doral Financial was 11.3%, as compared to 11.7% for 1998 and 13.9% for 1997. The decrease in effective tax rates for 1999 and 1998 as compared to 1997 was mainly due to additional tax-exempt income received on a larger portfolio of tax-exempt securities.

The lower effective tax rates (as compared to the maximum statutory rate) were the result of the portion of net interest income derived from certain FHA and VA mortgage loans secured by properties located in Puerto Rico and on GNMA securities backed by such mortgage loans, which are exempt from income tax under Puerto Rico law. The Company also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico income taxation. Net income tax savings to Doral Financial attributable to this exemption amounted to approximately $13.8 million, $13.2 million and $8.1 million for the years ended December 31, 1999, 1998 and 1997, respectively. See Note 19 to Doral Financial's Consolidated Financial Statements for a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.

Effective August 1, 1997, the Puerto Rico Internal Revenue Code was amended to limit tax exemption to those FHA and VA loans and GNMA securities backed by such loans that are used to finance the original acquisition of newly constructed homes.


LIQUIDITY AND CAPITAL RESOURCES

Doral Financial has an ongoing need for capital to finance its lending and investing activities. The Company's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, payments of operating and interest expenses and servicing advances and loan repurchases. Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and certain other investors and mortgage loans sold to certain other purchasers require Doral Financial to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. The Company generally recovers funds advanced pursuant to these arrangements within 30 days. During the year ended December 31, 1999, the monthly average amount of funds advanced by Doral Financial under such servicing agreements was approximately $8.5 million.

Doral Financial's primary sources of liquidity are sales in the secondary mortgage market of the loans it originates and purchases, short-term borrowings under warehouse, gestation and repurchase agreement lines of credit secured by pledges of its loans and mortgage-backed securities and revenues from operations. In the past, Doral Financial has also relied on privately-placed and publicly offered debt financings and offerings of preferred and common stock. Doral Financial's banking subsidiaries also rely on deposits, borrowings from the FHLB-NY as well as term notes backed by letters of credit of the FHLB-NY.

The following table shows Doral Financial's sources of borrowings and the related average interest rate as of December 31, 1999 and 1998:


                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT            37

                                    [LOGO]


TABLE P - SOURCES OF BORROWINGS

(Dollars in thousands)                                                             AS OF DECEMBER 31,
                                                                         1999                              1998
                                                            -----------------------------     ------------------------------
                                                               AMOUNT             AVERAGE       AMOUNT               AVERAGE
                                                            OUTSTANDING            RATE       OUTSTANDING             RATE
                                                            -----------            ----       -----------             ----
Repurchase Agreements                                       $1,927,956             5.54%       $1,197,328             5.26%
Loans Payable                                                  353,460             6.53%          426,704             6.69%
Deposits                                                     1,010,424             4.83%          533,113             4.30%
Notes Payable                                                  461,053             7.84%          199,733             7.03%
Advances from FHLB                                             134,000             5.73%           32,000             6.34%


Doral Financial is dependent upon its ability to access warehouse, gestation and repurchase facilities, in addition to its ability to continue to pool and sell loans in the secondary mortgage market. It borrows money under warehousing lines of credit to fund its mortgage loan originations and repays the borrowing as the mortgages are sold or securitized. The warehousing lines of credit then become available for additional borrowings. Included among Doral Financial's warehousing line of credit facilities are gestation or pre-sale facilities that permit the Company to obtain more favorable rates once mortgage loans are in the process of securitization but prior to actual issuance of the mortgage-backed securities, as well as to finance such mortgage-backed securities upon their issuance. Some of Doral Financial's warehousing lines of credit are subject to termination at the discretion of the lender. Doral Financial has several warehousing, gestation and repurchase agreements lines of credit totaling $5.1 billion as of December 31, 1999, of which $2.3 billion was outstanding as of such date. See Note 14 and Note 15 to Doral Financial's Consolidated Financial Statements included elsewhere herein for more information on Doral Financial's warehousing lines of credit and repurchase agreements, respectively.

Doral Bank PR and Doral Bank NY obtain funding for their lending activities through the receipt of deposits, FHLB-NY advances and from other borrowings, such as term notes backed by FHLB-NY letters of credit. As of December 31, 1999, Doral Financial's banking subsidiaries held approximately $1.0 billion in deposits at a weighted-average interest rate of 4.83%. For additional information regarding deposit accounts see Note 17 to Doral Financial's Consolidated Financial Statements included elsewhere herein.

The following table presents the average balance and the average rate paid on each deposit type for the periods indicated.


TABLE Q - AVERAGE DEPOSIT BALANCE

(Dollars in thousands)
                                                                              YEAR ENDED DECEMBER 31,
                                                        1999                       1998                         1997
                                            ------------------------     ------------------------     ------------------------
                                              AVERAGE       AVERAGE        AVERAGE        AVERAGE       AVERAGE        AVERAGE
                                              BALANCE        RATE          BALANCE         RATE         BALANCE         RATE
                                            ----------    ----------     ----------     ---------     ----------     ---------

Certificates of deposit                     $  481,265          5.84%    $  232,702           5.77%   $  147,143           6.01%
Regular passbook savings                        51,605          4.57%        29,054           4.74%       16,233           4.42%
Now accounts                                   106,502          4.65%        36,075           5.06%       10,189           4.40%
Non-interest bearing                           132,429            --         95,726             --        56,010             --
                                            ----------    ----------     ----------     ----------    ----------     ----------
Total deposits                              $  771,801          4.64%    $  393,557           4.40%   $  229,575           4.36%
                                            ==========    ==========     ==========     ==========    ==========     ==========


    DORAL FINANCIAL CORPORATION
38  1999 ANNUAL REPORT

                                    [LOGO]


The following table sets forth the maturities of certificates of deposit having principal amounts of $100,000 or more at December 31, 1999.


TABLE R - DEPOSIT MATURITIES

(In thousands)
Certificates of deposit maturing                           AMOUNT
                                                         ---------
   Three months or less                                  $ 123,596
   Over three through six months                           129,894
   Over six through twelve months                          155,046
   Over twelve months                                      102,391
                                                         ---------
   Total                                                 $ 510,927
                                                         =========


As of December 31, 1999 and 1998, Doral Bank PR had approximately $295.4 million and $96.8 million, respectively, in brokered deposits obtained through broker-dealers. Doral Bank PR uses such deposits as a source of long-term funds. Doral Bank NY had no brokered deposits as of December 31, 1999.

Doral Bank PR and Doral Bank NY, as members of FHLB-NY, have access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of total assets. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value of 110% of the advances or reimbursement obligations. At December 31, 1999, Doral Bank PR had $134 million in outstanding advances from the FHLB-NY at a weighted average interest rate cost of 5.73%. In addition, as of December 31, 1999, Doral Bank PR had $53.1 million outstanding in term notes secured by FHLB-NY letters of credit at an average interest rate cost of 6.11%. The interest rates on all term notes are subject to a one-time upward adjustment to a rate equal to 100% of LIBID for a term equal to the remaining term of the note as a result of the changes to Section 936 of the Internal Revenue Code. Because Doral Bank PR has the right to prepay the notes upon an upward adjustment of the rate, in all but one of the three cases in which the investor has requested an upward adjustment, Doral Bank PR has been successful in negotiating a rate adjustment below 100% of LIBID. As of December 31, 1999, Doral Bank NY had no borrowings from the FHLB-NY.


REGULATORY CAPITAL RATIOS

As of December 31, 1999, Doral Financial, Doral Bank PR and Doral Bank NY were in compliance with all the regulatory capital requirements that were applicable to them as a bank holding company, state non-member bank and Federal savings bank, respectively (i.e., total capital and Tier 1 capital to risk weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%). Set forth below are Doral Financial's, Doral Bank PR's and Doral Bank NY's regulatory capital ratios as of December 31, 1999, based on existing Federal Reserve, OTS and FDIC guidelines.


TABLE S - REGULATORY CAPITAL RATIOS


                                                                               DORAL             DORAL             DORAL
                                                                             FINANCIAL          BANK PR          BANK NY(1)
                                                                             ----------         --------         -----------
Tier 1 Capital Ratio (Tier 1 capital to risk weighted assets)                      18.1%            16.3%              155.3%
Total Capital (Total capital to risk weighted assets)                              18.4%            16.7%              155.3%
Leverage Ratio (Tier 1 capital to average assets)                                   8.8%             9.6%               79.5%


(1) In connection with the chartering of Doral Bank NY in October 1999, the FDIC required that it be initially capitalized with $25 million. As Doral Bank NY continues to increase its assets, its capital ratios can be expected to decline.


As of December 31, 1999, Doral Bank PR and Doral Bank NY were considered well-capitalized banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. To be considered a well-capitalized institution under the FDIC's regulations, an institution must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and not be subject to any written agreement or directive to meet a specific capital ratio.

Doral Financial expects that it will continue to have adequate liquidity, financing arrangements and capital resources to finance its operations. Doral Financial will continue to explore alternative and supplementary meth-


                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT  39

                                    [LOGO]


ods of financing its operations, including both debt and equity financing. There can be no assurance, however, that Doral Financial will be successful in consummating any such transactions.


ASSETS AND LIABILITIES

At December 31, 1999, Doral Financial's total assets were $4.5 billion compared to $2.9 billion at December 31, 1998. The increase in assets was due primarily to an increase in its securities portfolio of $1.2 billion, a net increase of $196.9 million in the Company's loans held-for-sale and loans receivable, and an increase of $57.5 million in money market accounts. Total liabilities were $4.2 billion at December 31, 1999, compared to $2.6 billion at December 31, 1998. The increase in liabilities was largely the result of an increase in securities sold under agreements to repurchase, deposit accounts, notes payable and FHLB advances that were used to fund the increase in assets. At December 31, 1999, deposit accounts totaled $1.0 billion, compared to $533.1 million at December 31, 1998. As of December 31, 1999, the banking subsidiaries had $1.9 billion in assets, compared to $805 million at December 31, 1998.


INTEREST RATE MANAGEMENT

General. Interest rate fluctuation is the primary market risk affecting Doral Financial. Changes in interest rates can affect the volume of mortgage loan originations, the net interest income earned on the Company's portfolio of loans and mortgage-backed securities, the amount of gain on sale of loans, and the value of Doral Financial's loan servicing portfolio and securities holdings.

Lower interest rates tend to increase demand for mortgage loans for home purchases, as well as the demand for refinancing of existing mortgages. Higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans and reduce demand for refinance loans. A substantial portion of Doral Financial's total mortgage loan originations have consistently been composed of refinance loans. For the years ended December 31, 1999, 1998 and 1997, refinance loans represented approximately 61%, 62% and 51%, respectively, of Doral Financial's total dollar volume of mortgage loans originated (excluding purchases from third parties). As a result, higher interest rates may adversely affect the volume of loan originations and income related to mortgage loan sales. Although Doral Financial has increased home purchase originations, a significant future increase in mortgage interest rates may adversely affect Doral Financial's business if it results in a significant decrease in refinancing of mortgage loans.

If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time commitments to purchase the mortgage loan are obtained or the loan is sold, Doral Financial may realize a reduced gain or incur a loss on such sale. The Company does not generally hedge conventional loans in the pipeline or in the process of origination because Doral Financial does not generally permit customers to lock-in an interest rate prior to closing. Instead, the interest rates on these loans are generally fixed at closing based on a certain spread over a prevailing rate that adjusts weekly, based on the FHLMC auction for residential mortgages. For FNMA and FHLMC conforming loans and FNMA and FHLMC mortgage-backed securities, Doral Financial seeks to sell or to obtain commitments for the sale of such loans or mortgage-backed securities as soon as practicable following the funding of such loans. Conforming loans are normally sold to institutional investors or to FNMA and FHLMC. To the extent that Doral Financial does engage in offerings of mortgage products which lock-in the interest rate until the closing date, it attempts to enter into forward commitments to sell such loans at the time it fixes the rates for the loans. As of December 31, 1999, Doral Financial had $568.8 million of commitments to sell mortgage loans and mortgage-backed securities to third party investors.

Non-conforming conventional loans are normally sold in bulk to local financial institutions. The sale of non-conforming conventional loans normally takes longer than the sale of conforming mortgage loans. Accordingly, Doral Financial attempts to manage this market risk through the purchase of listed options on U.S. Treasury futures contracts, as well as through the purchase of option contracts in the over-the-counter market on other interest rate sensitive instruments, which tend to increase in value when interest rates increase. Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date for a specified price. Futures are commitments to either purchase or sell designated instruments (such as U.S. Treasury Note contracts or Eurodollar certificates of deposit) at a future date for a specified price. Future contracts are generally traded on an exchange, are marked-to-market daily and are subject to initial and maintenance margin requirements.

In the case of Puerto Rico tax-exempt GNMA securities, which Doral Financial normally holds for longer periods, prices tend to be more stable than for U.S. taxable GNMA securities because their tax-exempt status under Puerto Rico law makes them more attractive to retail investors. This relative stability of prices for Puerto Rico GNMA securities allows Doral Financial to carry out a less aggressive


    DORAL FINANCIAL CORPORATION
40  1999 ANNUAL REPORT

                                    [LOGO]


hedging strategy to attempt to protect the value of these assets than what might otherwise be required for U.S. GNMA securities. Doral Financial seeks to protect itself from the market risk associated with its inventory of GNMA securities by purchasing listed options on U.S. Treasury Bond futures contracts and other interest rate sensitive instruments, as well as purchasing options on U.S. GNMA securities in the over-the-counter market.

With respect to GNMA securities that are originated by Doral Financial and no longer qualify for Puerto Rico tax exemption, Doral Financial implements a less aggressive hedging strategy because it intends to sell such securities in the United States market as soon as practicable following completion of the securitization process, typically through forward commitments.

Declines in interest rates can adversely affect Doral Financial's revenues by increasing prepayment rates and causing an increase of the amortization of servicing assets and IOs, or causing an impairment to be recognized with respect to such assets. Moreover, increased prepayment rates can reduce Doral Financial's servicing income by decreasing the size of Doral Financial's servicing portfolio. To date, Doral Financial has not used synthetic hedge devices to protect its servicing income or the value of its servicing assets or IOs from the risks presented by interest rate fluctuations. The primary means used by Doral Financial to reduce the sensitivity of the Company's servicing income and the value of its servicing asset due to a possible reduction of its servicing portfolio has been the development of a strong retail origination network that has allowed Doral Financial to increase or maintain the size of its servicing portfolio even during periods of high prepayments, such as those experienced during 1993, 1998 and early 1999.

The net interest income of Doral Financial is also subject to interest rate risk because its interest-earning assets and interest-bearing liabilities reprice at different times and at varying amounts. Most of Doral Financial's interest-earning assets, including its mortgage loans and mortgage-backed securities, are fixed-rate long-term interest-earning assets that are not subject to repricing (except for the replacement of assets through repayments, sales and new originations) while the short-term borrowings used to finance these positions normally reprice on a periodic basis (e.g., daily, monthly or quarterly). Doral Financial manages the risk to its net interest income through a combination of the internal management of the composition of its assets and liabilities and through the use of hedging instruments. Internal asset-liability management practices include the attraction of longer term funds through the use of long-term repurchase agreements and other borrowings such as senior notes, term notes, and FHLB-NY advances. The Company also attempts to obtain long-term deposits, including brokered certificates of deposit.

In addition to the use of the internal asset-liability management practices discussed above, Doral Financial has used interest rate swap agreements to effectively fix the cost of short-term funding sources which are used to finance the funding and holding of interest-earning assets with longer maturities. An interest rate swap is an agreement where one party (in this case, Doral Financial) agrees to pay a fixed-rate of interest on a notional principal amount to a second party (generally a securities broker-dealer) in exchange for receiving a variable rate of interest on the same notional amount for a pre-determined period of time. No actual assets are exchanged in a swap of this type and interest payments are generally netted. As of December 31, 1999, Doral Financial, through Doral Bank PR, had in place various interest rate swap agreements with an aggregate notional amount of $105 million. The Company also purchases put options on futures contracts for Eurodollar instruments in an attempt to manage the risk affecting its net interest income components.

Doral Financial maintains a substantial portfolio of mortgage-backed securities (primarily fixed-rate GNMA certificates) and other investment securities. Generally, the value of fixed-rate securities declines when interest rates rise, and conversely, increase when interest rates fall. At December 31, 1999, Doral Financial held $862.7 million of mortgage-backed and other investment securities (all of which carried fixed interest rates) which were classified as held-for-trading and reported at fair value, with unrealized gains and losses included in earnings. In addition, at December 31, 1999, Doral Financial held $66.3 million of investment securities (all of which carried fixed interest rates) which were classified as available-for-sale and reported at fair value, with unrealized gains or losses reported as a segregated component of stockholders' equity. Accordingly, declines in the value of Doral Financial's securities held-for-trading and available-for-sale could have a negative impact on Doral Financial's earnings or financial condition. In order to hedge the interest rate risk associated with Doral Financial's portfolio of securities held-for-trading and available-for-sale, Doral Financial may use a variety of hedging instruments including listed put and call options and futures contracts on financial instruments (primarily Eurodollar certificates of deposit and U.S. Treasury Note contracts). In determining the amount of its portfolio to hedge, Doral Financial


                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT            41

                                    [LOGO]


will consider, among other things, the volatility of prices of its securities. As noted above, the prices for Puerto Rico tax-exempt GNMA securities tend to be more stable than their U.S. counterparts.

In the future, Doral Financial may use alternative hedging techniques including futures, options, interest rate swap agreements or other hedge instruments to help mitigate interest rate and market risk. However, there can be no assurance that any of the above hedging techniques will be successful. To the extent they are not successful, Doral Financial's profitability may be adversely affected. For additional information on the use of derivatives to manage interest rate risk, see "Derivatives" below.

Interest Rate Sensitivity Analysis. The following table summarizes the expected maturities or repricing of Doral Financial's interest-earning assets and interest-bearing liabilities as of December 31, 1999. Condensed information as of December 31, 1998 is also shown. For purposes of this presentation, the interest-earning components of mortgage loans held-for-sale and securities held-for-trading are assumed to mature within one year. Off-balance sheet instruments represent the notional amounts of interest rate swap agreements. Notional amounts are used to calculate the contractual amounts to be exchanged under the swap agreements.


    DORAL FINANCIAL CORPORATION
42  1999 ANNUAL REPORT

                                     [LOGO]



TABLE T - INTEREST RATE SENSITIVITY ANALYSIS

(Dollars in thousands)

                                    1 YEAR OR       1 TO 3        3 TO 5         OVER 5      NON-INTEREST
AS OF DECEMBER 31, 1999               LESS           YEARS         YEARS         YEARS       RATE BEARING      TOTAL
--------------------------------   -----------     ---------     ---------     ----------    ------------    ----------
ASSETS

   Cash and Money
      Market Instruments           $   396,029     $      --     $      --     $       --    $         --    $  396,029
   Total Loans                       1,114,383        36,008        21,369         75,127              --     1,246,887
   Securities Held-for-Trading         862,698            --            --             --              --       862,698
   Securities Available-for-Sale        66,325            --            --             --              --        66,325
   Securities Held-to-Maturity           1,597            --        36,760      1,470,703              --     1,509,060
   FHLB Stock                               --            --            --         21,645              --        21,645
   Other Assets                             --            --            --             --         434,699       434,699
                                   -----------     ---------     ---------     ----------    ------------    ----------

   TOTAL ASSETS                    $ 2,441,032     $  36,008     $  58,129     $1,567,475    $    434,699    $4,537,343
                                   ===========     =========     =========     ==========    ============    ==========

LIABILITIES AND STOCKHOLDERS'
  EQUITY
   Loans Payable                   $   353,460     $      --     $      --     $       --    $         --    $  353,460
   Repurchase Agreements             1,316,838            --        46,560        564,558              --     1,927,956
   Deposits                            761,808        66,326        60,469            673         121,148     1,010,424
   Other Borrowed Funds                144,867        42,221       223,500        184,465              --       595,053
   Other Liabilities                        --            --            --             --         265,468       265,468
   Stockholders' Equity                     --            --            --             --         384,982       384,982
                                   -----------     ---------     ---------     ----------    ------------    ----------

   Total Liabilities and
     Stockholders' Equity          $ 2,576,973     $ 108,547     $ 330,529     $  749,696    $    771,598    $4,537,343
                                   ===========     =========     =========     ==========    ============    ==========

Off-Balance Sheet Instruments -
 Interest Rate Swaps               $   105,000     $  (5,000)    $(100,000)    $       --    $         --    $       --
Interest Rate Sensitivity Gap          (30,941)      (77,539)     (372,400)       817,779        (336,899)           --
Cumulative Interest Rate
  Sensitivity Gap                      (30,941)     (108,480)     (480,880)       336,899              --            --
Cumulative Gap to Interest-
 Earning Assets                          (0.75%)       (2.64%)      (11.72%)         8.21%             --            --

CONDENSED INTEREST RATE
SENSITIVITY ANALYSIS
AS OF DECEMBER 31, 1998

Off-Balance Sheet Instruments -
  Interest Rate Swaps              $   105,000     $  (5,000)    $(100,000)    $       --    $         --    $       --
Interest Rate Sensitivity Gap          166,034      (113,722)     (115,785)       368,371        (304,898)           --
Cumulative Interest Rate
   Sensitivity Gap                     166,034        52,312       (63,473)       304,898              --            --
Cumulative Gap to Interest-
Earning Assets                            6.44%         2.03%        (2.46%)        11.83%             --            --

                                                 DORAL FINANCIAL CORPORATION
                                                 1999 ANNUAL REPORT           43

                                     [LOGO]

Gap analysis measures the volume of assets and liabilities at a point in time and their repricing during future periods. The volume of assets repricing is adjusted to take into consideration the expected prepayment of certain assets such as mortgage loans and mortgage-backed securities, which can be prepaid before their contractual maturity. The net balance of assets and liabilities (the "gap") repricing during future periods is an indicator of the degree of interest rate risk being assumed by the Company. A positive gap generally denotes asset sensitivity and that increases in interest rates would have a positive effect on net interest income while a decrease in interest rates would have a negative effect on net interest income. A negative gap denotes liability sensitivity and means that an increase in interest rates would have a negative effect on net interest income while a decrease in rates would have a positive effect on net interest income. As of December 31, 1999, the Company had a one year negative gap of approximately $30.9 million compared to a positive gap position of $166.0 million as of December 31, 1998. The Company's negative gap within one year is due primarily to the fact that a significant portion of the Company's assets are financed with repurchase agreements that generally reprice within 90 days. While static gap analysis is a useful measure for determining short-term risk to future net interest income, it does not measure the sensitivity of the market value of assets and liabilities to changes in interest rates. For example, the value of the Company's mortgage loans held-for-sale and trading assets would probably fall in a rising interest rate environment thereby adversely affecting the Company's revenues from mortgage loan originations and trading account profit.

Derivatives. As described above, the Company uses derivatives to manage its interest rate risk. Derivatives include interest rate swaps, futures, forwards and options. Derivatives are generally either privately negotiated over-the-counter ("OTC") or standard contracts transacted through regulated exchanges. OTC contracts generally consist of swaps, forwards and options. Exchange traded derivatives include futures and options.

Although the Company uses derivatives to manage market risk, for financial reporting purposes its general policy is to account for such instruments on a marked-to-market basis with gains or losses charged to operations as they occur, except for interest rate swaps entered into by its banking subsidiaries which are not reflected on the Company's Consolidated Financial Statements. Contracts with positive fair values are recorded as assets and contracts with negative fair values as liabilities after the application of netting arrangements. For the year ended December 31, 1999, average assets and liabilities related to derivatives were $4.8 million and $3.8 million, respectively, compared to $1.5 million and $978,000, respectively, for the year ended December 31, 1998. The notional amounts of assets and liabilities related to derivatives which are not recorded on the Company's statement of condition totaled $8.3 billion and $5.6 billion, respectively, as of December 31, 1999. Notional amounts indicate the volume of derivatives activity but do not represent the Company's exposure to market or credit risk. Amounts do not include interest rate swaps in the aggregate amount of $105 million held at Doral Bank PR. For additional information regarding the Company's investment in derivatives, see Note 30 to the Company's Consolidated Financial Statements.

The use of derivatives involves market and credit risk. The market risk of derivatives arises principally from the potential for changes in the value of derivative contracts based on changes in interest rates. The Company generally manages its risks by taking risk offsetting positions.

The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. Credit risk related to derivatives depend on the following: the current fair value of outstanding contracts with an entity; the potential credit exposure on the derivative over time; the extent to which legally enforceable netting arrangements allow the offsetting of contracts with the same entity to be netted against each other; the extent to which collateral held against the contract reduces credit risk; and the likelihood of defaults by the counterparty.

To manage this credit risk, the Company deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. Master netting agreements incorporate rights of set-off that provide for the net settlement of contracts with the same counterparty in the event of default. The credit risk associated with futures contracts is also limited due to daily cash settlement of the net change in the value of open contracts with the exchange on which the contract is traded.


INFLATION

General and administrative expenses increase with inflation. However, the increase in real estate values in Puerto Rico in recent years has been a positive factor for Doral Financial's mortgage banking business. The average size of loans originated tends to increase as home values appreciate, which serves to increase loan origination


    DORAL FINANCIAL CORPORATION
44  1999 ANNUAL REPORT

                                     [LOGO]


fees and servicing income faster than the cost of providing such services. Additionally, appreciation in real estate property values reduces the loan-to-value ratio of existing loans. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. See "Interest Rate Management" for a discussion of the effects of changes of interest rates on Doral Financial's operations.


CHANGES IN ACCOUNTING STANDARDS

Accounting for Derivative and Similar Financial Instruments and for Hedging Activities. In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities" ("SFAS No. 133"). This new standard, as amended, will become effective for all fiscal quarters of all fiscal years beginning after June 15, 2000, but with earlier application permitted as of the beginning of any fiscal quarter subsequent to June 15, 1998, and establishes accounting and reporting standards for derivative financial instruments and for hedging activities, and requires all derivatives to be measured at fair value and to be recognized as either assets or liabilities in the statement of financial position. Under this Standard, derivatives used in hedging activities are to be designated into one of the following categories: (a) fair value hedge; (b) cash flow hedge; and (c) foreign currency exposure hedge. The changes in fair value (that is, gains and losses) will be either recognized as part of earnings in the period when the change occurs, or as a component of other comprehensive income (outside earnings) depending on their intended use and resulting designation. Management has determined to adopt this Statement during the first quarter of fiscal year 2001 and believes that such adoption will not have a material effect on the Company's financial position or results of operations since all derivatives owned by the Company, except $105 million in interest rate swaps, are recorded at their fair value.

Reclassifications. In connection with the preparation of its audited financial statements, the Company made certain reclassifications to the components of non-interest income reported in its earnings press release dated January 18, 2000. Specifically, net gains on mortgage loan sales and fees for the quarter and year ended December 31, 1999, were reduced by $4.0 million, and trading account profit increased by a corresponding amount. This reclassification did not affect total non-interest income or net income figures.

Certain amounts reflected in the Company's Consolidated Financial Statements for the years ended December 31, 1998 and 1997, have also been reclassified to conform to the presentation for 1999.


YEAR 2000 ISSUES

The Year 2000 problem is caused by the situation whereby existing computer software programs use only the last two digits to identify the year. Those programs could read "00" as the year 1900, and thus, may not recognize dates after December 31, 1999. This misinterpretation of data could cause significant problems with banking and mortgage banking entities, such as the Company, as the use of date calculations is extensive in daily operations for matters such as interest accruals, maturity dates, delinquency status, and customer statements. Year 2000 problems go beyond computer systems and affect anything that uses an internal microchip such as telephones, fax machines, security and alarm systems, vaults, elevators, heating and air conditioning.

Doral Financial does not own any proprietary software systems or applications and relies on those provided by third party vendors. Doral Financial completed the assessment and testing of its computer hardware, software programs and data processing applications, including those provided by third party vendors prior to December 31, 1999. To date, Doral Financial has not experienced any material adverse effect on its operations as a result of Year 2000 problems related to its own systems or hardware or those of third party providers of services.


RECENT DEVELOPMENTS

Opening of Doral Bank NY. On October 14, 1999, Doral Bank NY, the Company's newly chartered Federal savings bank, opened for business. Doral Bank NY currently operates out of a single branch location in the New York City metropolitan area. Doral Bank NY is exploring the possibility of opening other branch offices in the New York City metropolitan area.

Financial Modernization Legislation. On November 12, 1999, President Clinton signed into law the Gramm-Leach-Bliley Act (the "Act"), which will become effective in most significant respects on March 11, 2000. Under the Act, bank holding companies, such as Doral Financial, all of whose subsidiary depository institutions are "well-capitalized" and "well-managed," as defined in the Bank Holding Company Act of 1956 (the "BHCA"), and which obtain satisfactory Community Reinvestment Act ratings, will have the ability to elect to be treated as financial holding companies ("FHCs"). FHCs will be permitted to engage in a broader spectrum of activities than those currently



                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT        45

                                     [LOGO]


permitted to bank holding companies. FHCs can engage in any activities that are "financial" in nature, including insurance underwriting and brokerage, and underwriting and dealing in securities without a revenue limit or a limit on underwriting and dealing in equity securities applicable to foreign securities affiliates (which include Puerto Rico securities affiliates for these purposes).

Subject to certain limitations, under new merchant banking rules, FHCs will also be allowed to make investments in companies that engage in activities that are not financial in nature without regard to the existing 5% limit for domestic investments and 20% limit for overseas (including Puerto Rico) investments.

On February 18, 2000, Doral Financial filed an election with the Board of Governors of the Federal Reserve System (the "Board") to become an FHC. Such election will not become effective until April 11, 2000, unless acted upon sooner by the Board.

Under the Act, if after Doral Financial becomes an FHC, it later fails to meet the requirements for being an FHC and is unable to correct such deficiencies within certain prescribed time periods, the Board could require Doral Financial to divest control of its depository institution subsidiaries or alternatively to cease conducting activities that are not permissible to bank holding companies that are not FHCs.


    DORAL FINANCIAL CORPORATION
46  1999 ANNUAL REPORT

[PRICEWATERHOUSECOOPERS LOGO]


                                                      PricewaterhouseCoopers LLP
                                                      PO Box 363566
                                                      San Juan PR 00936-3566
                                                      Telephone (787) 754-9090




                       REPORT OF INDEPENDENT ACCOUNTANTS




To the Board of Directors
  and Stockholders of
Doral Financial Corporation:

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Doral Financial Corporation and its subsidiaries at December 31, 1999 and 1998, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.



/s/ PricewaterhouseCoopers LLP
February 25, 2000

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2001
Stamp 1603153 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report


                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT           47

                                     [LOGO]

                          DORAL FINANCIAL CORPORATION

                 CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION
                           DECEMBER 31, 1999 AND 1998

(Dollars in thousands, except per share information)

                                                                                             1999           1998
                                                                                          -----------    -----------
ASSETS
Cash and due from banks                                                                   $    25,793    $    31,945
                                                                                          -----------    -----------
Money market investments:
   Securities purchased under agreements to resell                                             21,430        120,733
   Time deposits with other banks                                                             246,010         51,549
   Other short term investments, at cost                                                      102,796        140,469
                                                                                          -----------    -----------
                     Total money market investments                                           370,236        312,751
                                                                                          -----------    -----------

Investment securities and other instruments:
   Trading securities, at fair value                                                          862,698        606,918
   Securities available-for-sale, at fair value                                                66,325        408,888
   Securities held-to-maturity, at amortized cost                                           1,509,060        190,778
   Federal Home Loan Bank of NY (FHLB) stock, at cost                                          21,645          6,914
                                                                                          -----------    -----------
                     Total investment securities and other instruments                      2,459,728      1,213,498
                                                                                          -----------    -----------

Loans:
   Mortgage loans held-for-sale, at lower of cost or market                                 1,015,703        883,048
   Loans receivable, net                                                                      231,184        166,987
                                                                                          -----------    -----------
                     Total loans                                                            1,246,887      1,050,035
                                                                                          -----------    -----------

Receivables and mortgage servicing advances                                                    56,021         32,568
Broker-dealer's operations receivable                                                         158,798        144,486
Accrued interest receivable                                                                    42,021         23,570
Servicing assets, net                                                                         109,721         72,568
Property, leasehold improvements and  equipment, net                                           37,444         19,273
Cost in excess of fair value of net assets acquired, net                                        9,964          5,475
Real estate held for sale, net                                                                  3,910          2,987
Prepaid and other assets                                                                       16,820          8,957
                                                                                          -----------    -----------
                     Total assets                                                         $ 4,537,343    $ 2,918,113
                                                                                          ===========    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Securities sold under agreements to repurchase                                            $ 1,927,956    $ 1,197,328
Loans payable                                                                                 353,460        426,704
Deposits                                                                                    1,010,424        533,113
Notes payable                                                                                 461,053        199,733
Advances from FHLB                                                                            134,000         32,000
Broker-dealer's operations payable                                                            154,210        142,002
Accrued expenses and other liabilities                                                        111,258        117,674
                                                                                          -----------    -----------
                     Total liabilities                                                      4,152,361      2,648,554
                                                                                          -----------    -----------

Commitments and contingencies  (Note 23)
                                                                                          -----------    -----------

Stockholders' equity:
   Serial Preferred Stock, $1 par value, 10,000,000 shares authorized; 8%
      Convertible Cumulative Preferred Stock, $1 par value (liquidation preference $1,000 per share), 20,000 shares designated and 8,460 shares issued and outstanding; 7% Noncumulative Monthly Income Preferred Stock,
      $1 par value (liquidation preference $50 per share) 1,495,000
      shares issued  and outstanding                                                            1,503              8
   Common stock, $1 par value, 200,000,000 shares authorized; 40,484,920 shares issued;
      40,428,920 shares outstanding in 1999 and 1998                                           40,485         40,485
   Paid-in capital                                                                            140,822         70,252
   Legal surplus                                                                                3,596          2,499
   Retained earnings                                                                          205,875        156,315
   Accumulated other comprehensive income, net of taxes                                        (7,243)            56
   Treasury stock at par value, 56,000 shares held                                                (56)           (56)
                                                                                          -----------    -----------
                     Total stockholders' equity                                               384,982        269,559
                                                                                          -----------    -----------

                     Total liabilities and stockholders' equity                           $ 4,537,343    $ 2,918,113
                                                                                          ===========    ===========


The accompanying notes are an integral part of these financial statements


    DORAL FINANCIAL CORPORATION
48  1999 ANNUAL REPORT

                                     [LOGO]

                          DORAL FINANCIAL CORPORATION
                       CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

(Dollars in thousands, except per share information)                     1999       1998       1997
                                                                       --------   --------   --------
Interest income:
  Loans                                                                $ 78,258   $ 54,694   $ 32,768
  Mortgage-backed securities                                             58,756     55,276     45,464
  Investment securities                                                  60,235     32,278      5,454
  Money market investments                                               14,430      7,803      6,445
                                                                       --------   --------   --------
                 Total interest income                                  211,679    150,051     90,131
                                                                       --------   --------   --------

Interest expense:
  Loans payable                                                          24,292     26,131     13,325
  Securities sold under agreements to repurchase                         72,726     55,561     31,665
  Deposits                                                               35,784     17,326     10,014
  Other borrowed funds                                                   28,993     15,768      6,434
                                                                       --------   --------   --------
                 Total interest expense                                 161,795    114,786     61,438
                                                                       --------   --------   --------

                 Net interest income                                     49,884     35,265     28,693

Provision for loan losses                                                 2,626        883        792
                                                                       --------   --------   --------

                 Net interest income after provision for loan losses     47,258     34,382     27,901
                                                                       --------   --------   --------

Non-interest income:
  Net gain on mortgage loan sales                                        80,184     49,551     16,883
  Trading account profit                                                 12,914      6,056     10,129
  Gain on sale of investment securities                                   3,068      6,052      1,576
  Servicing income                                                       24,936     19,782     14,995
  Gain on sale of servicing assets                                           --      1,829         --
  Commissions, fees and other income                                      5,809      3,070      1,703
                                                                       --------   --------   --------
                 Total non-interest income                              126,911     86,340     45,286
                                                                       --------   --------   --------

Non-interest expense:
  Compensation and benefits                                              44,838     21,158      8,111
  Taxes, other than payroll and income taxes                              2,610      1,747      1,403
  Advertising                                                             5,875      5,824      3,554
  Professional services                                                   5,473      4,920      3,283
  Telephone                                                               3,626      2,780      2,171
  Rent                                                                    4,467      3,273      2,518
  Amortization of servicing assets                                       10,988      6,670      3,437
  Depreciation and amortization                                           4,534      3,669      2,657
  Maintenance                                                             1,497      1,566        971
  Other                                                                  13,648      9,276      7,285
                                                                       --------   --------   --------
                 Total non-interest expense                              97,556     60,883     35,390
                                                                       --------   --------   --------

                 Income before income taxes and  extraordinary item      76,613     59,839     37,797
                                                                       --------   --------   --------

Income taxes                                                              8,687      7,007      5,249
                                                                       --------   --------   --------

Income before extraordinary item                                         67,926     52,832     32,548
Extraordinary item non-cash loss on extinguishment of debt                   --         --     12,317
                                                                       --------   --------   --------
                 Net income                                            $ 67,926   $ 52,832   $ 20,231
                                                                       ========   ========   ========

Earnings per share:
Basic:
  Income before extraordinary item                                     $   1.55   $   1.31   $   0.89
  Extraordinary item                                                         --         --      (0.34)
                                                                       --------   --------   --------
                 Net income                                            $   1.55   $   1.31   $   0.55
                                                                       ========   ========   ========

Diluted:
Income before extraordinary item                                       $   1.50   $   1.26   $   0.85
Extraordinary item                                                           --         --      (0.32)
                                                                       --------   --------   --------
                 Net income                                            $   1.50   $   1.26   $   0.53
                                                                       ========   ========   ========

The accompanying notes are an integral part of these financial statements


                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT           49

                                     [LOGO]

                          DORAL FINANCIAL CORPORATION

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

(Dollars in thousands)

                                                                         1999       1998       1997
                                                                       --------   --------   --------
PREFERRED STOCK:
        Balance at beginning of year                                   $      8   $      8   $     --
        Shares issued (8% convertible)                                       --         --          8
        Shares issued (7% noncumulative monthly income)                   1,495         --         --
                                                                       --------   --------   --------
                Balance at end of year                                    1,503          8          8
                                                                       --------   --------   --------

COMMON STOCK:
        Balance at beginning of year                                     40,485     36,851     36,500
        Common stock issued                                                  --      3,634         --
        Common stock converted                                               --         --        351
                                                                       --------   --------   --------
                Balance at end of year                                   40,485     40,485     36,851
                                                                       --------   --------   --------

PAID-IN CAPITAL:
        Balance at beginning of year                                     70,252     33,294     11,340
        Shares issued                                                    70,570     36,958     20,768
        Shares redeemed                                                      --         --         (2)
        Shares converted                                                     --         --      1,188
                                                                       --------   --------   --------
                Balance at end of year                                  140,822     70,252     33,294
                                                                       --------   --------   --------

LEGAL SURPLUS:
        Balance at beginning of year                                      2,499      1,704         --
        Transfer of retained earnings per legal requirements
           due to conversion of Doral Bank PR                                --         --      1,200
        Transfer from retained earnings                                   1,097        795        504
                                                                       --------   --------   --------
                Balance at end of year                                    3,596      2,499      1,704
                                                                       --------   --------   --------

RETAINED EARNINGS:
        Balance at beginning of year                                    156,315    114,253    102,925
        Net income                                                       67,926     52,832     20,231
        Cash dividends declared on common stock                         (12,129)    (9,299)    (7,069)
        Cash dividends declared on preferred stock                       (5,140)      (676)      (130)
        Transfer to legal surplus                                        (1,097)      (795)    (1,704)
                                                                       --------   --------   --------
                Balance at end of year                                  205,875    156,315    114,253
                                                                       --------   --------   --------

ACCUMULATED OTHER COMPREHENSIVE INCOME NET OF TAXES:
        Balance at beginning of year                                         56        901        (81)
        Net change in the fair value of investment securities
         available-for-sale, net of deferred taxes                       (7,299)      (845)       982
                                                                       --------   --------   --------
                Balance at end of year                                   (7,243)        56        901
                                                                       --------   --------   --------

TREASURY STOCK-AT COST:                                                     (56)       (56)       (56)
                                                                       --------   --------   --------

UNEARNED COMPENSATION UNDER EMPLOYMENT CONTRACTS:
        Balance at beginning of year                                         --         --        (97)
        Amortization                                                         --         --         97
                                                                       --------   --------   --------
                Balance at end of year                                       --         --         --
                                                                       --------   --------   --------

        Total stockholders' equity                                     $384,982   $269,559   $186,955
                                                                       ========   ========   ========

The accompanying notes are an integral part of these financial statements

    DORAL FINANCIAL CORPORATION
50  1999 ANNUAL REPORT

                                     [LOGO]

                          DORAL FINANCIAL CORPORATION
                CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

(Dollars in thousands)                                                                    1999        1998        1997
                                                                                        --------    --------    --------
NET INCOME                                                                              $ 67,926    $ 52,832    $ 20,231
                                                                                        --------    --------    --------
Other comprehensive income, net of tax:
  Unrealized net gains (losses) on securities arising during the period
  (net of taxes of $4,958 -  1999, $12 - 1998 and $633 - 1997)                            (7,756)         18         990
  Less: reclassification adjustment for (gains) losses included in net income
         (net of taxes of $292 - 1999, $552 - 1998 and $5 - 1997)                           (457)        863           8
                                                                                        --------    --------    --------

Other comprehensive income (loss)                                                         (7,299)       (845)        982
                                                                                        ---------   --------    --------
Comprehensive income, net of taxes                                                      $ 60,627    $ 51,987    $ 21,213
                                                                                        ========    ========    ========



The accompanying notes are an integral part of these financial statements

                                               DORAL FINANCIAL CORPORATION
                                               1999 ANNUAL REPORT           51

                                     [LOGO]


                          DORAL FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997

(In thousands)                                                                             1999             1998           1997
                                                                                       -----------      -----------      ---------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                        $    67,926      $    52,832      $  20,231
                                                                                       -----------      -----------      ---------
     Adjustments to reconcile net income to net cash used in operating activities:
        Depreciation and amortization                                                        4,095            2,941          2,298
        Amortization of interest-only strips                                                 6,897            3,738          3,980
        Amortization of cost in excess of fair value of net assets acquired                    439              728            359
        Amortization of servicing assets                                                    10,988            6,670          3,437
        Extraordinary item                                                                      --               --         12,317
        Deferred tax provision                                                               2,917              419          1,293
        Gain on sale of servicing assets                                                        --           (1,829)            --
        Provision for loan losses                                                            2,626              883            792
        Origination and purchases of mortgage loans held for sale                       (2,571,568)      (2,275,178)      (977,505)
        Principal repayments and sales of mortgage loans held for sale                   1,131,161          621,711        434,487
        Purchases of securities held for trading                                        (1,559,411)      (1,051,826)      (694,120)
        Increase in interest-only strips, net                                              (37,922)         (16,848)        (8,395)
        Principal repayments and sales of securities held for trading                    2,640,736        1,765,783        805,575
        Increase in servicing assets                                                       (48,141)         (32,876)       (28,884)
        Increase in receivables and mortgage servicing advances                            (23,453)          (8,099)        (6,728)
        Increase in broker-dealer's operations receivable                                  (14,312)        (124,440)       (19,239)
        Increase in accrued interest receivable                                            (18,451)         (10,033)        (3,446)
        Decrease in payable related to short sales                                              --               --         (9,983)
        Increase in interest payable                                                        18,875            7,657          1,252
        Increase in broker-dealer's operations payable                                      12,208          122,961         19,011
        (Decrease) increase in accrued expenses and other liabilities                      (23,235)          32,685         12,613
        Amortization of unearned compensation under employment contracts                        --               --             97
        (Increase) decrease in prepaid and other assets                                     (7,863)           2,377         (2,627)
                                                                                       -----------      -----------      ---------
                Total adjustments                                                         (473,414)        (952,576)      (453,416)
                                                                                       -----------      -----------      ---------

                Net cash used in operating activities                                     (405,488)        (899,744)      (433,185)
                                                                                       -----------      -----------      ---------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of securities held-to-maturity                                             (819,499)         (28,919)      (158,939)
     Principal repayments and maturities of securities held-to-maturity                     73,703           97,352        122,627
     Origination of loans receivable                                                      (150,551)         (37,709)       (59,494)
     Principal repayments of loans receivable                                               85,400            3,311         55,205
     Purchases of securities available-for-sale                                           (699,455)        (522,038)      (331,052)
     Principal repayments and sales of securities available-for-sale                       457,260          724,161        210,850
     Purchase of FHLB stock                                                                (14,731)          (2,222)        (1,200)
     Purchase of property, leasehold improvements and equipment                            (22,266)         (11,366)        (3,786)
     Increase in goodwill related to the purchase of subsidiary                             (4,928)              --             --
     (Increase) decrease in real estate held for sale                                         (923)              38           (779)
     Proceeds from sale of servicing assets                                                     --            1,883             --
                                                                                       -----------      -----------      ---------
                Net cash (used) provided by investing activities                        (1,095,990)         224,491       (166,568)
                                                                                       -----------      -----------      ---------

(Continued)

The accompanying notes are an integral part of these financial statements


    DORAL FINANCIAL CORPORATION
52  1999 ANNUAL REPORT

                                     [LOGO]

                           DORAL FINANCIAL CORPORATION
                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997



(In thousands)                                                                       1999               1998               1997
                                                                                 -----------        -----------        -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in deposits                                                            477,311            232,619            141,591
     Increase in securities sold under agreements to repurchase                      730,628            359,186            450,491
     (Decrease) increase in loans payable                                            (73,244)           187,934             78,646
     Increase (decrease) in common stock, net                                             --             40,592                 (3)
     Issuance of preferred stock, net                                                 72,065                 --                 --
     Proceeds from FHLB advances                                                     102,000                 --             17,000
     Increase in notes payable                                                       261,320             34,799             12,808
     Dividends declared and paid                                                     (17,269)            (9,975)            (7,199)
                                                                                 -----------        -----------        -----------
                Net cash provided by financing activities                          1,552,811            845,155            693,334
                                                                                 -----------        -----------        -----------

Net increase in cash and cash equivalents                                             51,333            169,902             93,581
Cash and cash equivalents at beginning of year                                       344,696            174,794             81,213
                                                                                 -----------        -----------        -----------

Cash and cash equivalents at the end of year                                     $   396,029        $   344,696        $   174,794
                                                                                 ===========        ===========        ===========

Cash and cash equivalents include:
     Cash and due from banks                                                     $    25,793        $    31,945        $    17,390
     Money market investments                                                        370,236            312,751            157,404
                                                                                 -----------        -----------        -----------
                                                                                 $   396,029        $   344,696        $   174,794
                                                                                 ===========        ===========        ===========

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:

     Loan securitizations                                                        $ 1,306,609        $ 1,084,568        $   398,329
                                                                                 ===========        ===========        ===========

     Reclassification of trading securities to held-to-maturity category         $        --        $   115,680        $        --
                                                                                 ===========        ===========        ===========

     Reclassification of available-for-sale to held-to-maturity category         $   592,200        $        --        $        --
                                                                                 ===========        ===========        ===========

     Conversion of subordinated debentures                                       $        --        $        --        $     1,540
                                                                                 ===========        ===========        ===========

     Extinguishment of debt                                                      $        --        $        --        $     8,460
                                                                                 ===========        ===========        ===========

Supplemental Cash Flows Information:

     Cash used to pay interest                                                   $   142,920        $   102,799        $    60,186
                                                                                 ===========        ===========        ===========

     Cash used to pay income taxes                                               $     2,470        $    10,173        $     1,640
                                                                                 ===========        ===========        ===========

The accompanying notes are an integral part of these financial statements

                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT            53

[LOGO]

                           DORAL FINANCIAL CORPORATION
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 1999, 1998 AND 1997


1. REPORTING ENTITY

Doral Financial Corporation ("DFC" or the "Company") is a bank holding company (see Note 3) engaged in mortgage banking, commercial banking, savings bank and broker-dealer activities through its wholly owned subsidiaries Doral Mortgage Corporation, SANA Investment Mortgage Bankers, Inc., Centro Hipotecario de Puerto Rico, Inc., Doral Bank ("Doral Bank PR"), Doral Bank, FSB ("Doral Bank NY"), Doral Securities, Inc., Doral Money, Inc., and Doral Properties, Inc. ("Doral Properties").

The Company operates through 40 mortgage banking offices in Puerto Rico, one mortgage banking office in Florida, one mortgage banking office in New York, 16 commercial banking branches in Puerto Rico, two broker-dealer offices in Puerto Rico, and one Federally chartered savings bank branch in New York, for a total of 61 offices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Doral Financial Corporation and its wholly owned subsidiaries. Accounting and reporting policies conform with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is primarily engaged in the origination, purchase, securitization and sale of FHA, VA, conventional and non-conforming first and second mortgage loans and, to a lesser extent, in providing and/or arranging for interim financing for the construction of residential and other types of real estate developments and permanent financing on multifamily and commercial real estate. The Company, together with its subsidiaries, services FHA-insured, VA-guaranteed and conventional mortgage loans pooled for issuance of Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") backed securities and collateralized mortgage obligation certificates issued by grantor trusts established by the Company ("CMO Certificates"). The Company also services loans for private investors, originates loans for investment and provides banking services through a Puerto Rico commercial bank and a Federal Savings Bank in New York, and provides brokerage services through Doral Securities, Inc.

The following summarizes the most significant accounting policies followed in the preparation of the accompanying consolidated financial statements:


Use of Estimates in the Preparation of Financial Statements

The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Because of uncertainties inherent in the estimation process, it is possible that actual results could differ from those estimates.


Securities Held for Trading

Securities that are bought and held principally for the purpose of selling them in the near term are classified as securities held for trading and reported at fair value based on quoted market prices. Realized and unrealized changes in market value are recorded separately in the trading profit or loss account in the period in which the changes occur. Interest income and expense arising from trading instruments are included in the income statement as part of net interest income rather than in the trading profit or loss account. The securitization of mortgage loans held-for-sale is recorded as a sale of mortgage loans and the purchase of a mortgage-backed security, and are classified in accordance with Statement of Financial Accounting Standards No.115.

The Company recognizes as interest-only strips ("IOs") amounts equal to the present value of servicing fees to be received in excess of rates normally paid to federally sponsored secondary market makers. The amounts recognized are estimated based upon the expected lives of the loans and using interest rates that reflect the risks of the assets. The Company includes these IOs as securities held for trading. The IOs are realized over time through the receipt of the excess service fees. The Company periodically evaluates the net realizable value of its IOs based on the present value of the estimated remaining future excess servicing fees revenue, using current prepayment speed assumptions determined from market sources for similar types of loans and the same discount rate used to calculate the original excess servicing fees receivable asset. The IOs are amortized over a straight-line basis over their estimated life. The amortization is recorded as a reduction of interest income. Any impairment in the recorded value due to acceleration in anticipated prepayment experience is recognized as a reduction in income.


Securities Held-to-Maturity

Securities which the Company has the ability and intent to hold until their maturity are classified as held-to-maturity

    DORAL FINANCIAL CORPORATION
54  1999 ANNUAL REPORT

[LOGO]


and reported at amortized cost. Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method.


Securities Available-for-Sale

Securities not classified as either securities held-to-maturity or trading securities are classified as available-for-sale and reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported, net of taxes, as a separate component of stockholders' equity. Cost of securities sold is determined on the specific identification method.


Securities Transactions of Broker-Dealer

Securities transactions of the Company's broker-dealer operation are recorded on the trade date basis. At the end of the period, unsettled purchase transactions are recorded as part of the Company's position and as a payable, while unsettled sales transactions are deducted from the Company's position and recorded as a receivable.


Mortgage Loans Held-for-Sale

Mortgage loans held for sale are carried at the lower of cost or market computed on an aggregate portfolio basis. The amount by which cost exceeds market value, if any, is accounted for as a loss. Changes in the valuation allowance are included in the determination of income in the period in which the change occurs. Loan origination fees and direct loan origination costs related to loans held-for-sale are deferred as an adjustment to the carrying basis of such loans until these are sold.


Loans Receivable

Loans receivable are held principally for investment purposes. These mainly consist of construction, residential first and second mortgages, commercial real estate, land and consumer loans.

Loans receivable are stated at their unpaid balance, less unearned interest, net deferred loan fees or costs, undisbursed portion of construction loans and allowance for loan losses. Unearned interest on consumer loans is amortized using a method that results in a uniform level rate of return. Loan origination fees and costs incurred in the origination of loans held-for-investment are deferred and amortized using the interest method throughout the life of the loan as a yield adjustment.


Allowance for Losses

An allowance for losses is provided for estimated losses on loans receivable and mortgage loans held for sale. The allowance for loan losses is established based upon a review of the loan portfolio, loss experience, economic conditions and other pertinent factors. Loan losses are charged and recoveries are credited to the allowance for loan losses while increases to the allowance are charged to operations.

Recognition of interest on loans receivable is discontinued when loans are more than 90 days in arrears, except on residential mortgage loans held by the Company's mortgage banking units. At that time, any interest accrued is reversed against interest income. Such interest, if ultimately collected, is credited to income in the period of the recovery. Loans for which the recognition of interest has been discontinued are designated as non-accruing. Such loans are not reinstated to accrual status until principal and interest payments are brought up to date.

The Company measures impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. The Company performs impairment evaluation for small-balance homogeneous loans on a group basis. Loans that are measured at fair value, or at the lower of cost or fair value, are excluded. Loans are considered impaired when, based on management's evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.


Servicing Assets

The Company sells or securitizes substantially all of the residential mortgage loans it produces and retains the related servicing rights. These servicing rights entitle the Company to a future stream of cash flows based on the outstanding principal balance of the mortgage loans and the contractual servicing fee. These fees are credited to income on a monthly basis. Servicing rights retained in a sale or securitization are measured by allocating the carrying value of the loans between the assets sold and the interest retained, if any, based on their relative fair values, if practicable, at the date of sale or securitization and are presented in the accompanying statements of financial condition as servicing assets.

Purchased servicing assets are initially recorded at their fair value, which equals the amount paid. The amount capitalized is amortized in proportion to, and over the period of, estimated net servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Any unamortized balance related to rights sold is charged to income at time of sale.


                                                 DORAL FINANCIAL CORPORATION
                                                 1999 ANNUAL REPORT           55

                                     [LOGO]


Servicing assets are evaluated for impairment. In determining impairment, servicing assets are disaggregated into pools based on their predominant risk characteristic, which has been determined to be interest rates. Impairment is recognized whenever the prepayment pattern of a particular mortgage pool indicates that the fair value of the related servicing assets is less than its carrying amount. Impairment is recognized by charging such excess to income.


Real Estate Held for Sale

The Company acquires real estate through foreclosure proceedings. These properties are held for sale and are stated at the lower of fair value less estimated costs to sell, or cost.


Property, Leasehold Improvements and Equipment

Property, leasehold improvements and equipment are carried at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter, for leasehold improvements. These range from five to ten years for leasehold improvements and equipment, and forty years for office facilities.

The Company measures impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition must be made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.


Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities

The Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished, as required by Statement of Financial Accounting Standards No. 125 "Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities" ("SFAS No. 125").

From time to time, the Company may sell mortgage loans and mortgage-backed securities subject to put arrangements and/or other recourse provisions. Pursuant to recourse arrangements, the Company agrees to retain or share the credit risk with the purchaser of such mortgage loans. Pursuant to put arrangements, the Company grants the buyer an option that allows the buyer to sell the loans or securities back to the Company at a negotiated price but does not restrict the purchaser from selling such securities to a third party at any time. The Company estimates the fair value of the retained recourse obligation or any liability incurred at the time of sale and makes an allocation from the proceeds of the sale. Put options are recorded at fair value at the time of sale as a liability on the Company's statement of financial condition, and subsequently carried at fair value.


Money Market Investments

Money market investments are treated as short-term investments. These investments are carried at cost. For securities purchased under agreements to resell, the securities underlying the agreements are not recorded in the asset accounts of the Company.


Securities Sold under Agreements to Repurchase

As part of its financing activities the Company enters into sales of securities under agreements to repurchase the same or substantially similar securities. Amounts received under these agreements represent short-term borrowings and the securities underlying the agreements remain in the asset accounts. These transactions are carried at the amounts at which transactions will be settled.


Amortization of Loan Origination Costs and Fees

Loan origination fees and related direct loan origination costs are deferred and amortized to income as an adjustment of the yield throughout the average expected life of the related mortgage loans. Such fees and costs related to mortgage loans held-for-sale are deferred and recognized in income as a component of the gain on sale of mortgage loans when the related loans are sold or securitized.


Amortization of Debt Issuance Costs

Costs related to the issuance of debt are amortized under a method which approximates the interest method, and are shown as deferred expenses in the prepaid and other assets category.


Interest Rate Risk Management

The Company has various mechanisms to reduce its exposure to interest rate fluctuations including, among others, entering into transactions dealing with financial derivatives such as futures contracts, options and interest rate swaps. Such instruments are purchased or entered into as hedges against future fluctuations in interest rates and/or market values of specifically identified assets or liabilities. For financial reporting purposes, it is the


    DORAL FINANCIAL CORPORATION
56  1999 ANNUAL REPORT

                                     [LOGO]


Company's general policy to account for such instruments on a marked-to-market basis with gains or losses on such instruments included in the results of operations as part of trading account profit, as they occur, except for the interest rate swaps at Doral Bank PR.

From time to time, the Company may designate some of those instruments as accounting hedges. In such circumstances, the cost of unexpired options, net of premiums collected on written options, designated as accounting hedges, is capitalized as part of the carrying cost and charged to income in relation to the life of the underlying security being hedged.


Loan Servicing

The Company pools FHA-insured and VA-guaranteed mortgages for issuance of GNMA mortgage-backed securities. Conventional loans are pooled and issued as FNMA or FHLMC mortgage-backed securities and CMO certificates as well as sold in bulk to investors with servicing retained. Under most of the servicing agreements, the Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. The Company is also required to foreclose on loans in the event of default by the mortgagor. At December 31, 1999, accounts receivable include advances to investors of approximately $17,229,000 (1998 - $9,936,000).


Income Taxes

The Company follows an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of other assets and liabilities. A valuation allowance is recognized for any deferred tax asset which, based on management's evaluation, is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized.


Legal Surplus

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of Doral Bank PR's net income for the year be transferred to a legal surplus account until such surplus equals paid-in capital. The surplus account is not available for payment of dividends to shareholders.


Statement of Cash Flows

Cash and cash equivalents include cash and due from banks, securities purchased under agreements to resell, time deposits and other short-term investments with a maturity of three months or less when purchased.


Earnings per Share

Basic net income per share is determined by dividing net income, after deducting any dividends on preferred stock, by the weighted average number of shares outstanding during the period. The average number of shares considers the dilutive effect of restricted stock awards and stock options after giving effect to common stock splits.

Diluted net income per share has been computed based on the assumption that all of the shares of convertible instruments will be converted into common stock. The calculation gives effect to the elimination of interest expense, net of income taxes, applicable to convertible subordinated debt.


Fair Value of Financial Instruments

The reported fair values of financial instruments are based on a variety of factors. For a substantial portion of financial instruments, fair values represent quoted market prices for identical or comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that may be realized in the future.


Stock Option Plan

Statement of Financial Accounting Standards No.123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), superseded and amended the guidance offered by Accounting Principles Board Opinion ("APB") No. 25 relating to stock-based compensation. SFAS No. 123 states that the cost associated with the stock option plan under which certain employees receive options to buy shares of stock of an entity must be recognized either by the fair value-based method or the intrinsic value-based method. Under the fair value-based method, cost is measured at the grant date based on the fair value of the stock option. Cost is recognized ratably over the service period of the option, which is usually the vesting period. Under the intrinsic value-based method, compensation expense is recognized for the excess, if any, of the quoted market price of the stock on the measurement date over the amount an employee must pay to acquire the stock.

SFAS No. 123, which establishes preference for the use of the fair value-based method, allows entities to continue reporting its stock-based compensation arrangements under the intrinsic value-based method established in APB No. 25. In adopting SFAS No. 123, the Company continued to account for its stock option plan in accordance with APB No. 25 (see Note 25).

                                                 DORAL FINANCIAL CORPORATION
                                                 1999 ANNUAL REPORT           57

                                     [LOGO]


Reporting Comprehensive Income

In January 1998, the Company adopted the Statement of Financial Accounting Standards No. 130, "Reporting Comprehensive Income" ("SFAS No.130"). This statement established standards for reporting and displaying comprehensive income and its components (revenue, expenses, gains and losses) in a full set of general purpose financial statements. This statement requires an enterprise to classify items of other comprehensive income by their nature in a financial statement and display the accumulated balance of other comprehensive income separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. In the Company's case, in addition to net income, other comprehensive income results from the changes in the unrealized gains and losses on securities that are classified as available-for-sale.


Disclosures about Segments Information of an Enterprise and Related Information

In June 1997, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS No. 131"). This statement established the standards for the way that public business enterprises report information about operating segments in annual financial statements and requires that those enterprises report selected information about operating segments in interim reports issued to shareholders.


As required by SFAS No. 131, a public business enterprise needs to report financial and descriptive information about its reportable segments. Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. It also requires reporting descriptive information about the way that the operating segments were determined, the products and the services provided by the operating segments, differences between the measurements used in reporting segment information and those used in the enterprise's general purpose financial statements, and the changes in the measurement of segment amount from period to period. DFC's management determined that the segregation that best fulfills the segment definition described above is by line of business.


RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Derivative and Similar Financial Instruments and for Hedging Activities

In June 1998, the FASB issued SFAS No. 133 "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities." This new standard, as amended, becomes effective for all fiscal quarters of all fiscal years beginning after June 15, 2000. Application is permitted as of the beginning of any fiscal quarter subsequent to June 15, 1999. SFAS No. 133 established accounting and reporting standards for derivative financial instruments and for hedging activities. The SFAS requires all derivatives to be measured at fair value and to be recognized as either assets or liabilities in the statement of financial condition. Under this standard, derivatives used in hedging activities should be designated into one of the following categories: (a) fair value hedge; (b) cash flow hedge; and (c) foreign currency exposure hedge. Gains and losses resulting from the changes in fair value will be either recognized as part of earnings in the period when the change occurs or as a component of other comprehensive income (outside earnings) depending on their intended use and resulting designation. Management believes that such adoption will not have a material effect on the Company's financial condition or results of operations.


Reclassifications

Certain amounts reflected in the 1998 and 1997 consolidated financial statements have been reclassified to conform to the presentation for 1999.


3. REGULATORY REQUIREMENTS

Holding Company Requirements

In October 1997, the Company became a bank holding company subject to the provisions of the Bank Holding Company Act ("BHC Act"). As a bank holding company, the Company is subject to supervision and regulation by the Board of Governors of the Federal Reserve System. The Company's activities and those of its banking and nonbanking subsidiaries are limited to the business of banking and activities closely related or incidental to banking, and the Company may not, directly or indirectly, acquire the ownership or control of more than 5% of any class of voting shares or substantially all of the assets of any company in the United States, including a bank, without the prior approval of the Federal Reserve. In addition, bank holding companies are generally prohibited under the BHC Act from engaging in nonbanking activities, subject to certain exceptions.


Banking Charters

Effective October 1, 1997, the Company's commercial banking subsidiary, Doral Bank PR, converted its charter from a federal savings bank to a Puerto Rico commercial bank under the laws of the Commonwealth of Puerto Rico. Concurrently, it changed its name to Doral Bank. Deposits remained insured by the FDIC.

    DORAL FINANCIAL CORPORATION
58  1999 ANNUAL REPORT

                                     [LOGO]


Effective October 4, 1999, Doral Bank NY, the Company's savings bank subsidiary, received its Federal savings bank charter from the Office of Thrift Supervision and insurance of accounts from the FDIC. Doral Bank NY opened for business to the public on October 14, 1999.


Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance-sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 1999, that the Company and all of its banking subsidiaries meet all capital adequacy requirements to which they are subject.


As of December 31, 1999, the most recent notification from the FDIC, dated as of July 30, 1998, categorized Doral Bank PR as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Doral Bank PR must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the FDIC notification that management believes have changed Doral Bank PR's category.


Savings Bank Requirements

Doral Bank NY is a Federally chartered savings bank subject to regulation and supervision by the Office of Thrift Supervision and the FDIC. Doral Bank NY is subject to the same regulatory capital requirements of Doral Bank PR as set forth above. Additionally, as a condition for FDIC insurance of accounts, the Company has agreed with the FDIC to maintain Doral Bank NY's ratio of Tier 1 capital to average assets at not less than 8.0% throughout its first three years of operations. As of December 31, 1999, Doral Bank NY was in compliance with the capital requirements for a well capitalized institution and the Tier 1 to average assets ratio imposed by the FDIC.

DFC's, Doral Bank PR's and Doral Bank NY's actual capital amounts and ratios are presented in the following table. Totals of $10,053,000 (1998 - $12,846,000) and $189,000 (1998 - $307,000) representing non-allowable assets, such as goodwill and portions of servicing assets, were deducted from the capital of DFC and Doral Bank PR, respectively. There were no non-allowable assets in Doral Bank NY as of December 31, 1999.



                                                                                                             TO BE WELL CAPITALIZED
                                                                                      FOR CAPITAL           UNDER PROMPT CORRECTIVE
(Dollars in thousands)                                    ACTUAL                   ADEQUACY PURPOSES           ACTION PROVISIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                   AMOUNT       RATIO (%)         AMOUNT     RATIO (%)       AMOUNT       RATIO (%)
AS OF DECEMBER 31, 1999:
Total capital (to risk-weighted assets):
  DFC Consolidated                                $388,364        18.4           $169,136      >8.0              N/A        N/A
                                                                                               -
  Doral Bank PR                                   $125,094        16.7           $ 59,965      >8.0          $74,957      >10.0
                                                                                               -                          -
  Doral Bank NY                                   $ 24,611       155.3           $  1,268      >8.0          $ 1,585      >10.0
                                                                                               -                          -
Tier I capital (to risk-weighted assets):
  DFC Consolidated                                $382,228        18.1           $ 84,568      >4.0              N/A        N/A
                                                                                               -
  Doral Bank PR                                   $122,463        16.3           $ 29,983      >4.0          $44,974       >6.0
                                                                                               -                           -
  Doral Bank NY                                   $ 24,602       155.3           $    634      >4.0          $   951       >6.0
                                                                                               -                           -
Tier I capital (to average assets):
  DFC Consolidated                                $382,228         8.8           $173,926      >4.0              N/A        N/A
                                                                                               -
  Doral Bank PR                                   $122,463         9.6           $ 51,279      >4.0          $64,099       >5.0
                                                                                               -                           -
  Doral Bank NY                                   $ 24,602        79.5           $ 1,239      >4.0           $ 1,548       >5.0
                                                                                               -                           -

                                                 DORAL FINANCIAL CORPORATION
                                                 1999 ANNUAL REPORT           59

                               [LOGO]



                                                                                                             TO BE WELL CAPITALIZED
                                                                                      FOR CAPITAL           UNDER PROMPT CORRECTIVE
(Dollars in thousands)                                    ACTUAL                   ADEQUACY PURPOSES           ACTION PROVISIONS
-----------------------------------------------------------------------------------------------------------------------------------
                                                   AMOUNT       RATIO (%)         AMOUNT     RATIO (%)       AMOUNT       RATIO (%)
AS OF DECEMBER 31, 1998:
Total capital (to risk-weighted assets):
  DFC Consolidated                                $261,879        16.8           $124,430      >8.0              N/A        N/A
                                                                                               -
  Doral Bank PR                                   $ 50,025        13.3           $ 30,204      >8.0          $37,754      >10.0
                                                                                               -                          -
Tier I capital (to risk-weighted assets):
  DFC Consolidated                                $256,713        16.5           $ 62,215      >4.0              N/A        N/A
                                                                                               -
  Doral Bank PR                                   $ 49,718        13.2           $ 15,102      >4.0          $22,653       >6.0
                                                                                               -                           -
Tier I capital (to average assets):
  DFC Consolidated                                $256,713         9.2           $111,693      >4.0              N/A        N/A
                                                                                               -
  Doral Bank PR                                   $ 49,718         8.0           $ 24,780      >4.0          $30,975       >5.0
                                                                                               -                           -

Housing and Urban Development Requirements

The Company's mortgage operation is a U.S. Department of Housing and Urban Development approved, supervised mortgagee, and is required to maintain an excess of current assets over current liabilities and minimum net worth, as defined by the various regulatory agencies. The Company is also required to maintain fidelity bonds and errors and omission's insurance coverages based on the balance of its servicing portfolio.


Registered Broker-Dealer Requirements

Doral Securities is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Puerto Rico Office of the Commissioner of Financial Institutions (the "CFI"). Doral Securities is a member of the National Association of Securities Dealers (the "NASD"). As a registered broker-dealer, it is subject to regulation by the SEC, the NASD and the CFI in matters relating to the conduct of its securities business, including record keeping and reporting requirements, supervision and licensing of employees and obligations to customers. In particular, Doral Securities is subject to net capital rules, which specify minimum net capital requirements for registered broker-dealers. These are designed to ensure that such institutions maintain adequate regulatory capital in relation to their liabilities and the size of their customer business.

The Company is in compliance with these regulatory requirements.

4. MONEY MARKET INVESTMENTS

At December 31, 1999, the carrying value of securities purchased under agreements to resell included in money market investments and the estimated collateral value of the underlying securities is summarized as follows:


(In thousands)                                                COLLATERAL
                                             CARRYING          ESTIMATED
TYPE OF COLLATERAL PLEDGED                     VALUE        MARKET VALUE
------------------------------------------------------------------------
Mortgage-backed securities                    $15,992            $16,944
US Government securities                        4,738              4,806
Other securities                                  700                768
                                              -------            -------
                                              $21,430            $22,518
                                              -------            -------

These securities were held on behalf of the Company by the dealers that arranged the transactions.


5. MORTGAGE LOANS HELD FOR SALE

At December 31, mortgage loans held for sale consisted of the following:



(In thousands)                               1999              1998
-------------------------------------------------------------------
Conventional single family
  residential loans                    $  660,700          $640,744
FHA/VA loans                              136,087           137,742
Mortgage loans on
  residential multifamily                 128,191            53,074
Construction and commercial
  real estate loans                        87,712            46,253
Consumer loans secured
  by mortgages                              3,013             5,235
                                       ----------          --------
                                       $1,015,703          $883,048
                                       ==========          ========


    DORAL FINANCIAL CORPORATION
60  1999 ANNUAL REPORT

                                    [LOGO]


At December 31, the aggregate amortized cost and approximate market value of these loans were as follows:

(In thousands)

                                          GROSS UNREALIZED          GROSS UNREALIZED        APPROXIMATE
                        AMORTIZED COST      HOLDING GAINS            HOLDING LOSSES         MARKET VALUE
--------------------------------------------------------------------------------------------------------
1999                      $ 1,015,703          $  7,851                 $ 4,975             $ 1,018,579
                          ===========          ========                 =======             ===========
1998                      $   883,048          $ 24,051                 $ 2,662             $   904,437
                          ===========          ========                 =======             ===========


6. SECURITIES HELD FOR TRADING

Securities held for trading consisted of:

                                                                                DECEMBER 31,
(In thousands)                                                            1999               1998
---------------------------------------------------------------------------------------------------

Mortgage-backed securities:
 GNMA                                                                  $ 680,606          $ 496,973
 CMO certificates                                                         39,993             38,593
 FHLMC and FNMA                                                           36,481             25,109
Interest-only strips                                                      84,293             42,202
US Treasury                                                                  198                202
US Agencies                                                               14,843                 --
PR Government and Agencies                                                 6,284                 --
Other                                                                         --              3,839
                                                                       ---------          ---------
                                                                       $ 862,698          $ 606,918
                                                                       =========          =========

CMO certificates include, among others, the following:

                                                                                          DECEMBER 31,
(In thousands)                                                                      1999              1998
------------------------------------------------------------------------------------------------------------

Interest only certificates                                                       $ 14,008           $ 13,630
Subordinated certificates, CMO's established by the Company                         5,716              5,421
Residual certificates, CMO's established by the Company                             7,910              2,752
                                                                                 --------           --------
                                                                                 $ 27,634           $ 21,803
                                                                                 ========           ========


Net unrealized holding losses on trading securities included in earnings for the year ended December 31, 1999 amounted to approximately $13,309,000 (1998 -
$2,791,000, 1997 - $2,427,000).




                                            DORAL FINANCIAL CORPORATION
                                            1999 ANNUAL REPORT                61

                                    [LOGO]


7. SECURITIES HELD-TO-MATURITY

The amortized cost, unrealized holding gains and losses, approximate market value, weighted average yield and contractual maturities of held-to-maturity securities as of December 31, 1999 and 1998 (1997 - only amortized cost and weighted average yield are presented) were as follows:

(Dollars in thousands)                                                         1999
----------------------------------------------------------------------------------------------------------------
                                                                                                        WEIGHTED
                                     AMORTIZED       UNREALIZED        UNREALIZED        MARKET          AVERAGE
                                       COST            GAINS              LOSSES         VALUE            YIELD
                                      --------------------------------------------------------------------------
MORTGAGE-BACKED
 GNMA
  Due from five to ten years        $    2,295        $    51        $       --        $    2,346         6.50%
  Due over ten years                    24,294            941                67            25,168         6.99%

 CMO CERTIFICATES
  Due from one to five years             5,227             --                37             5,190         6.06%
  Due from five to ten years             5,944              4                29             5,919         6.71%
  Due over ten years                   127,764          1,072                70           128,766         5.89%

DEBT SECURITIES
 FEDERAL FARM CREDIT NOTES
  Due from one to five years             4,994             --               269             4,725         6.22%
  Due from five to ten years             9,885             --               435             9,450         6.42%

 FEDERAL HOME LOAN
 BANK NOTES
  Due from one to five years            26,539             --             1,359            25,180         7.31%
  Due from five to ten years            72,592             --             4,345            68,247         7.30%
  Due over ten years                   598,031             --            30,459           567,572         6.84%

 ZERO COUPON
  Due from five to ten years           182,944             --                --           182,944         7.50%
  Due over ten years                   146,823             --               923           145,900         7.86%

 PR HOUSING BANK NOTES
  Due over ten years                     5,000             --               125             4,875         6.20%

 U.S. TREASURY
  Due within a year                      1,597              3                --             1,600         5.03%
  Due from five to ten years            70,061             --             2,161            67,900         6.00%
  Due over ten years                   225,070             --            22,545           202,525         5.48%
                                    ----------        -------        ----------        ----------         ----
                                    $1,509,060        $ 2,071        $   62,824        $1,448,307         6.71%
                                    ==========        =======        ==========        ==========         ====



      DORAL FINANCIAL CORPORATION
62    1999 ANNUAL REPORT

                                    [LOGO]


(Dollars in thousands)                                           1998                                            1997
-----------------------------------------------------------------------------------------------------    ---------------------
                                                                                            WEIGHTED                  WEIGHTED
                                   AMORTIZED    UNREALIZED     UNREALIZED      MARKET       AVERAGE      AMORTIZED     AVERAGE
                                      COST         GAINS         LOSSES        VALUE         YIELD          COST        YIELD
                                   ------------------------------------------------------------------    ---------------------

MORTGAGE-BACKED
 GNMA
  Due over ten years               $  31,511      $    385      $     19      $  31,877       6.96%      $  5,053       7.00%

CMO CERTIFICATES
 Due within a year                        --            --            --             --         --          4,895       5.70%
 Due from one to five years            3,030            --            --          3,030       5.80%         5,871       5.60%
 Due from five to ten years           14,084            --            --         14,084       8.19%        12,483       5.89%
 Due over ten years                  137,153           983             2        138,134       5.84%        27,227       4.81%

DEBT SECURITIES
 FEDERAL FARM CREDIT NOTES
  Due from five to ten years              --            --            --             --         --         40,000       7.12%

 FEDERAL HOME LOAN BANK NOTES
  Due from five to ten years              --            --            --             --         --          5,000       7.00%
  Due over ten years                      --            --            --             --         --         30,000       7.44%

 P.R. HOUSING BANK NOTES
  Due over ten years                   5,000            --            --          5,000       6.20%         5,000       6.20%

 U.S. TREASURY NOTES
  Due within a year                       --            --            --             --         --          6,989       5.37%

 U.S. TREASURY BILLS
  Due within a year                       --            --            --             --         --          1,016       5.14%
                                   ---------      --------      --------      ---------       ----       --------       ----
                                   $ 190,778      $  1,368      $     21      $ 192,125       6.21%      $143,534       6.39%
                                   =========      ========      ========      =========       ====       ========       ====


The weighted average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.



                                                 DORAL FINANCIAL CORPORATION
                                                 1999 ANNUAL REPORT           63

                                    [LOGO]


8. SECURITIES AVAILABLE-FOR-SALE

The amortized cost, unrealized holding gains and losses, approximate market value, weighted average yield and contractual maturities of securities available-for-sale as of December 31, 1999 and 1998 (1997 - only market value and weighted average yield are presented) were as follows:

(Dollars in thousands)                                                               1999
-----------------------------------------------------------------------------------------------------------------------------
                                                                                                                     WEIGHTED
                                          AMORTIZED          UNREALIZED        UNREALIZED          MARKET             AVERAGE
                                             COST              GAINS             LOSSES             VALUE             YIELD
                                        -------------------------------------------------------------------------------------
DEBT SECURITIES
  US TREASURY
   Due from five to ten years             $  68,648            $    --           $  2,323          $  66,325           5.50%
                                          =========            =======           ========          =========           ====



(Dollars in thousands)                                           1998                                                1997
-------------------------------------------------------------------------------------------------------     ----------------------
                                                                                              WEIGHTED                    WEIGHTED
                                       AMORTIZED   UNREALIZED    UNREALIZED     MARKET         AVERAGE        MARKET      AVERAGE
                                         COST        GAINS        LOSSES        VALUE          YIELD          VALUE        YIELD
                                   --------------------------------------------------------------------     ----------------------
MORTGAGE-BACKED
 FNMA
  Due over ten years                  $      --       $  --       $  --       $      --            --       $   1,959       5.69%

 FHLMC
  Due over ten years                         --          --          --              --            --           2,087       5.50%

 GNMA
  Due over ten years                         --          --          --              --            --          44,537       7.01%

DEBT SECURITIES
  US TREASURY
   Due within a year                     10,326          --          --          10,326          4.95%             --         --
   Due over ten years                    26,609          --         343          26,266          5.50%         25,580       6.27%

  FEDERAL HOME LOAN BANK NOTES
   Due within a year                     24,928          --          --          24,928          5.09%             --         --
   Due from one to five years            25,000          31          --          25,031          6.75%             --         --
   Due from five to ten years            45,000          56          --          45,056          6.67%             --         --
   Due over  ten years                  263,933         283          --         264,216          6.74%        166,713       7.37%

  FEDERAL FARM CREDIT NOTES
   Due from one to five years             8,000          40          --           8,040          5.95%             --         --
   Due from five to ten years             5,000          25          --           5,025          6.22%             --         --
                                      ---------       -----       -----       ---------        ------       ---------      -----
                                      $ 408,796       $ 435       $ 343       $ 408,888          6.48%      $ 240,876       6.48%
                                      =========       =====       =====       =========        ======       =========      =====

The weighted average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value.

Proceeds from sales of securities available for sale during 1999 were approximately $437,314,000 (1998 - $507,346,000, 1997 - $199,875,000). Gross
gains of $3,648,000 (1998 - $6,556,000, 1997 - $1,576,000) were realized on those sales. For 1999, gross losses of $580,000 (1998 - $504,000) were realized on those sales. No losses were sustained during 1997.

Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


    DORAL FINANCIAL CORPORATION
64  1999 ANNUAL REPORT

                                     [LOGO]


9. LOANS RECEIVABLE

Loans receivable are related to the Company's banking and construction loan operations and consisted of:

                                                    DECEMBER 31,
(In thousands)                                1999               1998
------------------------------------------------------------------------

Construction loans                          $ 114,853          $  72,081
Residential mortgage loans                     70,659             80,902
Commercial real estate
  mortgage loans                               32,383             16,443
Consumer - secured
  by mortgage                                   3,317              5,005
Loans on savings deposits                       7,793              3,676
Commercial                                     16,989             11,051
Consumer - other                               11,629              6,290
Land secured                                   19,927             21,418
                                            ---------          ---------
Gross loans                                   277,550            216,866
                                            ---------          ---------

Less:
  Undisbursed portion
   of loans in process                        (40,571)           (47,575)
  Unearned interest and
   deferred loan fees                          (3,655)              (648)
  Allowance for loan losses                    (2,140)            (1,656)
                                            ---------          ---------
                                              (46,366)           (49,879)
                                            ---------          ---------
Total loans                                 $ 231,184          $ 166,987
                                            =========          =========

As of December 31, 1999, the Company had loans receivable amounting to approximately $4,503,000 (1998 - $3,671,000) on which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $393,000 (1998 - $335,000, 1997 - $201,000).

The adjustable rate loans, mostly composed of construction and commercial real estate loans, have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect the correlation of the interest rate adjustment with the rate the Company pays on the short-term deposits that have primarily funded these loans.

At December 31, 1999, fixed rate loans and adjustable rate loans were approximately $120,873,000 and $116,106,000, respectively.

The Company evaluated the loans receivable, some individually and others as a homogeneous group, for purposes of determining impairment. The Company determined that, individually and as a group of homogeneous loans, given the characteristics of most of its loans, no impairment reserve was necessary at December 31, 1999 and 1998.

10. ALLOWANCES FOR LOSSES

Changes in the allowances for losses were as follows

                                                                       YEAR ENDED DECEMBER 31,
(In thousands)                                                   1999          1998          1997
---------------------------------------------------------------------------------------------------

Allowance for real estate held for sale:
  Balance at beginning of period                               $  1,011      $    676      $    356
  Provision for losses                                              620         1,402           787
  Losses charged to the allowance                                  (721)       (1,067)         (467)
                                                               --------      --------      --------
                 Balance at the end of period                  $    910      $  1,011      $    676
                                                               ========      ========      ========

Allowance for loan losses:
  Balance at beginning of period                               $  5,166      $  2,866      $  2,152
  Provision for loan losses                                       2,626           883           792
  Recoveries                                                        358            76            46
  Other adjustments                                                  --         1,468            --
  Losses charged to the allowance                                (2,014)         (127)         (124)
                                                               --------      --------      --------
                 Balance at the end of period                  $  6,136      $  5,166      $  2,866
                                                               ========      ========      ========

The Company allocates the allowance for loan losses between loans held-for-sale and loans receivable. At December 31, 1999, of the total allowance for loan losses, approximately $3,996,000 and $2,140,000, was allocated to loans held-for-sale and loans receivable, respectively.


                                                 DORAL FINANCIAL CORPORATION  65
                                                 1999 ANNUAL REPORT

                                     [LOGO]


11. PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Property, leasehold improvements and equipment consisted of:


                                                            DECEMBER 31,
(In thousands)                                          1999           1998
-----------------------------------------------------------------------------

Office furniture and equipment                        $ 17,108       $  9,907
Leasehold improvements                                  12,459          7,929
Automobiles                                                792            579
Office building                                          1,865            367
                                                      --------       --------

                                                        32,224         18,782
Less - Accumulated depreciation and amortization       (11,326)        (7,810)
                                                      --------       --------

                                                        20,898         10,972

Land                                                     6,344          4,607
Construction in progress                                10,202          3,694
                                                      --------       --------

                                                      $ 37,444       $ 19,273
                                                      ========       ========


For information regarding the capitalization of costs incurred in the construction of the Company's new headquarters, please refer to Note 33.


12. SERVICING ASSETS

The changes in servicing assets are shown below:

                                            YEAR ENDED DECEMBER 31,
(In thousands)                         1999           1998           1997
---------------------------------------------------------------------------

Balance at beginning of period      $  72,568       $ 46,416       $ 20,969
Capitalization of rights               45,013         26,586         13,980
Rights sold                                (7)           (54)            --
Rights purchased                        3,135          6,290         14,904
Amortization:
 Scheduled                            (10,988)        (5,739)        (3,437)
 Unscheduled                               --           (931)            --
                                    ---------       --------       --------

Balance at the end of period        $ 109,721       $ 72,568       $ 46,416
                                    =========       ========       ========


The Company's servicing portfolio amounted to approximately $7.6 billion, $6.2 billion and $4.7 billion at December 31, 1999, 1998 and 1997, respectively, including $1.1 billion, $925 million and $393 million, respectively, of loans serviced for the Company and its affiliates.

During the year ended December 31, 1998, the Company sold rights to service loans amounting to approximately $103 million. There were no such sales during the years ended December 31, 1999 and 1997. During the years ended December 31, 1999, 1998 and 1997, the Company purchased rights to service loans amounting to approximately $238.3 million, $380.4 million and $1 billion, respectively.



    DORAL FINANCIAL CORPORATION
66  1999 ANNUAL REPORT

                                    [LOGO]


13. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

                                                                   DECEMBER 31,
(In thousands)                                                 1999           1998
---------------------------------------------------------------------------------------

Amounts retained on mortgage
 loans, generally paid
 within 5 days                                               $   3,521     $  16,696
Customer mortgages and
 closing expenses payable                                        2,627         5,580
Deferred compensation plan                                       1,365         1,838
Incentive compensation payable                                   6,938         8,339
Accrued expenses and other
 payables                                                       89,111        75,469
Deferred tax liability                                           7,696         9,752
                                                             ---------     ---------
                                                             $ 111,258     $ 117,674
                                                             =========     =========


14. LOANS PAYABLE

At December 31, 1999 and 1998, the Company had several mortgage warehousing lines of credit and gestation or presale facilities totaling approximately $1.1 billion and $626 million, respectively. Advances under these facilities are secured by loans held for subsequent inclusion in GNMA, FNMA , and FHLMC pools or for sale to financial investors.

Loans payable consisted of the following:

                                                               DECEMBER 31,
(In thousands)                                           1999               1998
-----------------------------------------------------------------------------------

Loans payable resulting from
 the use of warehousing lines
 of credit and gestation or
 presale facilities due in 2000
 at various variable rates
 averaging - 6.53% and 6.69%
 at December 31, 1999 and
 1998, respectively, and other
 financing arrangements.                               $ 353,460          $ 426,704
                                                       =========          =========


Maximum borrowings outstanding at any month-end during 1999 and 1998 were $449 million and $429 million, respectively. The approximate average outstanding borrowings during the periods were $375 million and $364 million, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis, was 6.48% in 1999 and 7.18% in 1998.

The existing warehousing credit facilities and other financing arrangements require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 1999, the Company was in compliance with these requirements.


15. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company sells mortgage-backed securities and mortgage loans under agreements to repurchase. The securities underlying the agreements to repurchase were delivered to, and are being held by, the counterparties with whom the repurchase agreements were transacted. The counterparties have agreed to resell to the Company the same or substantially similar securities at the maturity of the agreements. The following summarizes significant data about securities sold under agreements to repurchase for the years ended December 31, 1999 and 1998:

(Dollars in thousands)               1999             1998
-------------------------------------------------------------

Carrying amount as of
 December 31,                    $ 1,927,956      $ 1,197,328
                                 -----------      -----------

Average monthly aggregate
 balance outstanding             $ 1,418,004      $ 1,073,000
                                 -----------      -----------

Maximum balance outstanding
 at any month-end                $ 1,927,956      $ 1,236,000
                                 -----------      -----------

Weighted average interest
 rate during the year                   5.13%            5.18%
                                 -----------      -----------

Weighted average interest
 rate at year end                       5.54%            5.26%
                                 -----------      -----------


                                             DORAL FINANCIAL CORPORATION
                                             1999 ANNUAL REPORT           67

                                     [LOGO]


The carrying and market values of securities available-for-sale and securities held-to-maturity pledged as collateral at December 31, were as follows:


(Dollars in thousands)                                1999                                              1998
---------------------------------------------------------------------------------------------------------------------------------
                               CARRYING       MARKET       REPURCHASE     REPO     CARRYING       MARKET     REPURCHASE      REPO
                                 VALUE         VALUE        LIABILITY     RATE       VALUE         VALUE     LIABILITY       RATE
                             ----------------------------------------------------------------------------------------------------
FHLB Discount Notes
  Term up to 30 days         $   73,447     $   70,125     $   68,610     5.30%     $ 96,981     $ 97,130     $ 93,248       5.26%
  Term of 30 to 90 days         119,308        113,160        112,676     5.48%       56,125       56,240       54,275       5.49%
  Term over 90 days             622,991        605,776        505,552     5.25%      152,065      152,171      144,469       5.08%

Federal Farm Cedit Notes
  Term over 90 days              14,879         14,175         13,750     4.80%           --           --           --         --

CMO Certificates
  Term up to 30 days             41,234         41,530         40,276     5.49%        1,373        1,367        1,220       5.85%
  Term of 30 to 90 days          85,446         86,093         78,300     6.20%       73,119       72,437       65,688       5.34%

US Treasury Securities
  Term up to 30 days                 --             --             --       --        26,609       26,265       26,375       2.24%
  Term of 30 to 90 days         292,737        276,225        283,662     4.38%           --           --           --         --

PRHB Notes
  Term over 90 days                  --             --             --       --         5,000        5,000        4,845       5.29%
                             ----------     ----------     ----------     ----      --------     --------     --------       ----
                             $1,250,042     $1,207,084     $1,102,826     5.12%     $411,272     $410,610     $390,120       4.93%
                             ==========     ==========     ==========     ====      ========     ========     ========       ====


    DORAL FINANCIAL CORPORATION
68  1999 ANNUAL REPORT

                                     [LOGO]


16. NOTES PAYABLE

Notes payable consisted of the following:


                                                                                                       DECEMBER 31,
(In thousands)                                                                                    1999              1998
--------------------------------------------------------------------------------------------------------------------------

Note payable to bank at 5.69% interest rate due on June 27, 1999                                $     --          $ 10,000

Demand Note at 9% interest collateralized by CMO certificates                                      1,000             1,000

Unsecured notes, payable at interest rates ranging from 6.50% to 8.50%, final payment
 dates ranging from February 2000 to August 2004                                                   3,431             2,710

Note payable to bank, collateralized by CMO certificates, at variable interest rates (7.50% and 8.00% at December 31, 1999 and 1998, respectively) and due on
  February 15, 2000                                                                                2,564             2,709

Unsecured note payable to bank, at variable interest rates
 (7.68 % at December 31, 1999), due April 30, 2000                                                15,000                --

Note payable to bank, collateralized by CMO certificates, at variable interest rates (7.50% and 8.50% at December 31, 1999 and 1998, respectively) and due on
  October 10, 2000                                                                                 7,193             8,079

Term-notes payable to corporate investors, collateralized by stand-by letters of credit issued by the Federal Home Loan Bank of New York:

    at 6.50% maturing on October 13, 2000                                                          8,100             8,100
    at variable interest rates (5.46% and 5.12% at December 31, 1999 and 1998,
      respectively) due on November 17, 2000                                                       5,000             5,000
    at 5.70% due on November 27, 2000                                                              5,000             5,000
    at 6.05% due on May 23, 2001                                                                   5,000             5,000
    at 5.98% due on June 19, 2001                                                                 10,000            10,000
    at 6.30% due on September 18, 2001                                                            10,000            10,000
    at 6.28% due on September 24, 2001                                                            10,000            10,000

Bond payable secured by mortgage on building at fixed rates ranging from 6.10% to
 6.90% with maturities ranging from June 2003 to December 2029                                    44,765                --

Unsecured medium term notes at 8.50%, due in May 2004                                            200,000                --


Unsecured senior term notes at fixed rates ranging from 8.35% to 8.55% with
maturities ranging from August 2004 to August 2007                                                29,000                --

7.84% Senior Notes due on October 10, 2006                                                        75,000            75,000


Note payable to bank, collateralized by mortgage servicing rights held by the Company,
  at variable interest rates ranging from 7.20% to 7.56%, due on June 23, 2000                    30,000            45,000

Mortgage note secured by land at 7.56% interest rate and due on June 30, 1999                         --             2,135
                                                                                                --------          --------
                                                                                                $461,053          $199,733
                                                                                                ========          ========

                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT           69

                                     [LOGO]


At December 31, 1999, the scheduled aggregate annual maturities of notes payable were approximately as follows:

(In thousands)


           YEAR ENDING DECEMBER 31,
           ------------------------
           2000                                       $ 74,867
           2001                                         35,050
           2002                                          2,171
           2003                                            730
           2004                                        205,770
           2005 and thereafter                         142,465
                                                      --------
                                                      $461,053
                                                      ========


17. DEPOSIT ACCOUNTS

At December 31, deposits and their weighted average interest rates are summarized as follows:

(Dollars in thousands)


                                                  1999                       1998
                                          AMOUNT          %          AMOUNT         %
                                        ----------       ----       --------       ----
Certificates of deposit                 $  697,355       5.73       $305,423       5.77
Regular savings                             54,732       4.62         46,593       4.74
NOW accounts                               137,189       4.64         63,605       5.06
Non interest-bearing deposits              121,148         --        117,492         --
                                        ----------       ----       --------       ----
                                        $1,010,424       4.83       $533,113       4.30
                                        ==========       ====       ========       ====

At December 31, 1999 and 1998, certificates of deposit over $100,000 amounted to approximately $510,927,000 and $176,330,000, respectively.

A summary of certificates of deposit by maturity as of December 31, 1999 follows:


           (In thousands)
           ----------------------------------------------

           2000                                  $569,887
           2001                                    37,408
           2002                                    28,918
           2003                                    41,849
           2004                                    18,620
           2005 and thereafter                        673
                                                 --------
                                                 $697,355
                                                 ========

At December 31, 1999, Doral Bank PR had brokered certificates of deposit amounting to $295,360,000 maturing as follows:


           (In thousands)
           ----------------------------------------------

           2000                                  $203,651
           2001                                    23,183
           2002                                    23,729
           2003                                    27,714
           2004                                    16,956
           2005 and thereafter                        127
                                                 --------
                                                 $295,360
                                                 ========

At December 31, 1999, the banking subsidiaries had deposits from officers, directors, employees and stockholders of the Company amounting to approximately $2,355,000 (1998 - $1,206,000).

The Company, as a servicer of loans, is required to maintain certain balances on behalf of the borrowers called escrow funds. At December 31, 1999, escrow funds amounted to approximately $91,159,000 (1998 - $109,825,000), of which
$81,834,000 was deposited with Doral Bank PR (1998- $78,761,000). The remaining escrow funds were deposited with other banks and therefore excluded from the Company's assets and liabilities.


18. ADVANCES FROM THE FEDERAL HOME LOAN BANK

At December 31, advances from the Federal Home Loan Bank of New York ("FHLB") consisted of the following:


(In thousands)                                      1999             1998
-------------------------------------------------------------------------

5.780% due on February 29, 2000                 $ 30,000          $    --
6.307% due on July 21, 2000                        5,000            5,000
6.090% due on August 31, 2000                     15,000               --
at variable rates due on September 21,
 2000 (5.583% at December 31, 1999)               20,000               --
6.445% due on July 17, 2002                        5,000            5,000
5.959% due on January 29, 2003                     5,000            5,000
4.795% due on February 3, 2004                    12,000               --
6.454% due on October 10, 2007                    10,000           10,000
6.380% due on December 31, 2007                    7,000            7,000
5.270% due on July 21, 2009                       25,000               --
                                                --------          -------
                                                $134,000          $32,000
                                                ========          =======

At December 31, 1999, the Company had posted qualified collateral, in the form of first mortgage notes and mortgage-backed securities with a market value of $293,128,000 pledged to secure the above advances from the FHLB and stand-by letters of credit issued by the FHLB as collateral for term-notes in aggregate amount of $53,100,000 shown under notes payable.


    DORAL FINANCIAL CORPORATION
70  1999 ANNUAL REPORT

                                     [LOGO]


19. INCOME TAXES

Under the provisions of Law No. 38 of May 20, 1983, the Company is exempt from the payment of Puerto Rico income taxes on the interest earned on mortgage loans on residential properties located in Puerto Rico which were executed after June 30, 1983, and are insured or guaranteed pursuant to the provisions of the National Housing Act of June 27, 1934, as amended, and pursuant to the provisions of the Servicemen's Readjustment Act of 1944, as amended. On July 22, 1997, an amendment to the Puerto Rico Internal Revenue Code was adopted that modified the tax-exempt treatment of FHA and VA loans secured by real property located in Puerto Rico and GNMA mortgage-backed securities backed by such loans. Under the terms of the amendment, effective August 1, 1997, only FHA and VA loans to finance the original acquisition of newly constructed housing in Puerto Rico and mortgage-backed securities backed by such loans qualify for tax-exempt treatment. The amendment grandfathered the tax-exempt status of FHA and VA loans originated prior to August 1, 1997, and mortgage-backed securities backed by such loans.

Given the beneficial tax characteristics of these assets, the Company holds such loans and mortgage-backed securities for longer periods of time prior to sale in order to maximize the tax exempt interest produced by these securities and loans. Therefore, net interest income has generally represented a greater proportion of the Company's total net income than that of a typical mortgage banking institution.

Those operations of the Company conducted through Puerto Rico corporations, are not subject to United States income tax for income derived from business in Puerto Rico. Substantially all of the Company's operations are conducted in Puerto Rico; therefore, the amount of U.S. income taxes is not significant.

Consolidated tax returns are not permitted under the Puerto Rico Internal Revenue Code; therefore, income tax returns are filed individually by each entity that conducts business as a Puerto Rico corporation.


Doral Bank as a Puerto Rico Chartered Commercial Bank

Doral Bank PR is subject to Puerto Rico income tax on its income derived from all sources. Doral Bank PR is also subject to United States income taxes on certain types of investment income from U.S. sources and also on income effectively connected with any trade or business from U.S. sources. However, any federal income tax paid by Doral Bank PR is, subject to certain conditions and limitations, creditable as a foreign tax credit against its Puerto Rico income tax liability.


Reconciliation of Effective Tax Rate

The provision for income taxes of the Company differs from amounts computed by applying the applicable Puerto Rico statutory rate to income before taxes. A reconciliation of the difference follows:


                                                                       YEAR ENDED DECEMBER 31,
(Dollars in thousands)                            1999                          1998                           1997
------------------------------------------------------------------------------------------------------------------------------

Income before income taxes                      $76,613                       $59,839                        $37,797
                                                -------                       -------                        -------

                                                     % OF PRETAX                    % OF PRETAX                    % OF PRETAX
                                         AMOUNT         INCOME          AMOUNT         INCOME          AMOUNT         INCOME

Tax at statutory rates                 $ 29,879           39.0         $ 23,337          39.0         $ 14,741          39.0
Tax effect of exempt interest
  income, net of disallowance           (13,764)         (18.0)         (13,237)        (22.1)          (8,118)        (21.5)
Tax effect of capital gains              (1,072)          (1.4)          (1,925)         (3.2)            (840)         (2.2)
Other, net                               (6,356)          (8.3)          (1,168)         (2.0)            (534)         (1.4)
                                       --------           ----         --------          ----         --------          ----

 Provision for income taxes            $  8,687           11.3         $  7,007          11.7         $  5,249          13.9
                                       ========           ====         ========          ====         ========          ====


                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT            71

                                     [LOGO]


The components of income tax expense for the years ended December 31 are summarized below


(Dollars in thousands)                1999            1998            1997
---------------------------------------------------------------------------

Current income tax expense           $5,770          $6,588          $3,956

Deferred income tax expense           2,917             419           1,293
                                     ------          ------          ------

Total income tax expense             $8,687          $7,007          $5,249
                                     ======          ======          ======


At December 31, the components of the net deferred tax liability were:


(In thousands)                                       1999               1998
------------------------------------------------------------------------------

Deferred tax liabilities resulting from:
Deferred income for tax purposes                   $(20,645)          $(23,674)
Deferred income (costs) for book purposes               100               (785)
                                                   --------           --------
                                                    (20,545)           (24,459)
                                                   --------           --------
Deferred tax assets resulting from:
Unrealized losses                                    11,099             11,244
Undeducted expenses                                   1,124              1,779
Others                                                  626              1,684
                                                   --------           --------
                                                     12,849             14,707
                                                   --------           --------
Net deferred tax liability                         $ (7,696)          $ (9,752)
                                                   ========           ========

20. RELATED PARTY TRANSACTIONS

Mortgage loans held for sale include approximately $2,500,000 of loans to officers, directors and stockholders of the Company at prevailing interest rates (1998 - $1,590,000).

The Company paid a computer service bureau, in which it holds a 33% interest, $1,319,000, $946,000 and $1,012,000 for services rendered during the years ended December 31, 1999, 1998 and 1997, respectively. At December 31, 1999 and 1998, the value of the Company's equity interest in this service bureau was not significant.

21. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers and to reduce its own exposure to fluctuations in interest rates. These financial instruments may include commitments to extend credit and sell mortgage-backed securities and loans, and options on futures contracts. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of those instruments. The Company uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At December 31, 1999, commitments to extend credit amounted to approximately $46,770,000 and commitments to sell mortgage-backed securities and loans amounted to approximately $568,819,000. Management believes that the Company has the ability to meet these commitments and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

A geographic concentration exists within the Company's loan portfolios since most of the Company's business activity is with customers located in Puerto Rico and most of its loans are secured by properties located in Puerto Rico.


    DORAL FINANCIAL CORPORATION
72  1999 ANNUAL REPORT

                                     [LOGO]


The Company controls the credit risk of its future contracts through credit approvals, limits and monitoring procedures. Options on future contracts confer the right from sellers to buyers to take a future position at a stated price. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

Collateral for securities purchased under agreements to resell is kept by the seller under custody agreements. Collateral for securities sold under agreements to repurchase is kept by the purchaser.

Recourse sales generally involve the sale of non-conforming loans to local financial institutions and to FNMA and FHLMC. As of December 31, 1999 and 1998, the Company's recourse obligations relating to its mortgage servicing portfolio were approximately $608.9 million and $489.1 million, respectively.

From time to time the Company may sell loans or mortgage-backed securities with put options. At December 31, the changes in the amounts of loans sold under these arrangements were as follows:


(In thousands)                        1999               1998
----------------------------------------------------------------

Beginning balance                   $ 91,495           $ 175,602

Puts issued                               --                  --
Puts expired                         (15,085)            (64,557)
Principal repayment of
  underlying loans and
mortgage-backed securities           (22,833)            (19,550)
                                    --------           ---------
Ending balance                      $ 53,577           $  91,495
                                    ========           =========


These put arrangements expire between one to two years. If a put option is exercised, the Company would have to buy back these securities at an agreed price, adjusted for future prepayments. As required by SFAS No. 125, the put options have been recorded as a liability in the accompanying consolidated financial statements and are marked to market every quarter. At December 31, 1999 and 1998, the market value of the instruments under put options exceed the put option exercise price.


22. PENSION AND COMPENSATION PLANS

The Company has a noncontributory target benefit pension plan (the "Plan"). The Plan generally covers all full time Company employees who have completed one year of service and have attained age 21.

Under the Plan, the Company contributes annually the funding amount which is projected to be necessary to fund the targeted benefit. The target benefit is based on years of service and employees' compensation, as defined in the Plan. The Company has the right to terminate the Plan at any time. Upon termination, all amounts credited to the participants' accounts will become 100% vested.

Contributions made to the Plan during the years ended December 31, 1999, 1998 and 1997 amounted to approximately $1,090,000, $998,000 and $702,000, respectively.

The Company has unfunded deferred incentive compensation arrangements (the "Deferred Compensation") with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage-banking activities, as defined, and is payable to participants after a five-year vesting period. The expense for the years ended December 31, 1999, 1998, and 1997, amounted to approximately $200,000, $975,000 and $305,000, respectively.

The Company also has incentive compensation arrangements payable currently with certain officers. The incentive payments are based on the amount of consolidated net income (adjusted for certain amounts such as extraordinary gains or losses) in excess of an established return on stockholders' equity, as defined in the agreements. The expense under these arrangements for the years ended December 31, 1999, 1998, and 1997, amounted to approximately $6,844,000, $7,228,000 and
$4,915,000, respectively.


23. COMMITMENTS AND CONTINGENCIES

The Company has several noncancellable operating leases for office facilities expiring from 2000 through 2005 and thereafter. Total minimum rental commitments for leases in effect at December 31, 1999 are as follows:

(In thousands)


         YEAR                                AMOUNT
         ------------------------------------------

         2000                               $ 4,339
         2001                                 3,755
         2002                                 2,980
         2003                                 2,671
         2004                                 2,396
         2005 and thereafter                 19,119
                                            -------
                                            $35,260
                                            =======


                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT            73

                                     [LOGO]


Total rental expense for the years ended December 31, 1999, 1998, and 1997, amounted to approximately $4,500,000, $3,300,000 and $2,500,000, respectively.

The Company is subject to legal proceedings and claims which have arisen in the ordinary course of business and have not been adjudicated. These actions, when finally concluded, will not, in the opinion of management, have a material adverse effect upon the financial position or results of operations of the Company.

In connection with its mortgage securitization activities, the Company has entered into Insurance and Indemnity Agreements (the "Agreements") with insurance companies providing for the issuance of financial guaranty insurance policies. The insurance policies cover the payment of amounts due with respect to senior certificates issued by CMO grantor's trusts established by the Company, and provide, among other things, that the Company cannot sell, transfer or pledge the residual certificates issued by the trusts, (amounting to approximately $4,236,000), without the insurance company's approval because the residual certificates are pledged as collateral to the insurance company.


24. CAPITAL STOCK AND PAID-IN CAPITAL

The authorized number of shares of common stock was increased during 1999 from 50,000,000 to 200,000,000 shares. The number of authorized shares of preferred stock was increased from 2,000,000 to 10,000,000 shares.

On February 22, 1999, the Company issued 1,495,000 shares of its 7% Non-Cumulative Monthly Income Preferred Stock, Series A (the "7% Preferred Stock") at a price of $50 per share. The 7% Preferred Stock is not convertible into shares of common stock or any other equity security. The terms of the 7% Preferred Stock prohibit the Company from paying dividends on the Common Stock unless all accrued and unpaid dividends for the 12 preceding monthly dividend periods have been paid. The holders of the 7% Preferred Stock are entitled to receive non-cumulative cash dividends when declared by the Board of Directors at an annual rate of 7% of its liquidation preference, payable monthly. The 7% Preferred Stock may be redeemed at the option of the Company beginning on February 28, 2004, at varying redemption prices that start at $51.00 per share.

On April 23, 1998, the Board of Directors of the Company declared a two-for-one stock split of the Company's common stock held by registered shareholders as of May 8, 1998. The stock split was effective on May 20, 1998. All amounts in the financial statements and the accompanying notes have been restated to reflect the stock split. The stock split did not dilute shareholders' voting rights or their proportionate interest in the Company.

In 1995, the Company issued $10 million of 8.25% Convertible Subordinated Debenture due on January 1, 2006. Pursuant to the Debenture Agreement, on April 29, 1997, $1,540,000 of the Convertible Subordinated Debentures was converted into 352,000 shares of the Company's common stock at a conversion price of $4.375 (amounts after giving effect to the stock split). On July 9, 1997, the Company entered into an agreement to exchange the remaining Convertible Subordinated Debentures for 8,460 shares of newly issued 8% Convertible Cumulative Preferred Stock (liquidation preference $1,000 per share) ("8% Preferred Stock"). The 8% Preferred Stock is convertible into common stock at a conversion price of $4.375 (after giving effect to the stock split). The 8% Preferred Stock has a preference in liquidation over the common stock. In addition, the terms of the agreement prohibit the Company from paying dividends on the common stock if the dividend of the 8% Preferred Stock is in arrears. The holder of the 8% Preferred Stock is entitled to receive cumulative cash dividends when declared by the Board of Directors at an annual rate 8% of the liquidation preference.

The 8% Preferred Stock is not redeemable prior to January 1, 2001. On or after that date, the 8% Preferred Stock becomes redeemable at the option of the Company at the following redemption prices:


                                           REDEMPTION
         YEAR                                 PRICE
         --------------------------------------------

         2001                                $1,020
         2002                                 1,015
         2003                                 1,010
         2004                                 1,005
         2005 and thereafter                  1,000

All other terms of the conversion agreement remained unchanged from the original agreement. On October 22, 1997, the holder of the Convertible Subordinated Debentures completed the exchange of the debentures for 8,460 shares of 8% Preferred Stock with an aggregate liquidation preference of $8,460,000. In connection with this conversion, the Company recorded an extraordinary non-cash loss of $12.3 million (see Note 32).


    DORAL FINANCIAL CORPORATION
74  1999 ANNUAL REPORT

The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture of the Senior Notes from paying dividends on capital stock (other than dividends payable in the form of capital stock or stock rights) if an event of default under any such agreements exists at such time, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since specified dates exceed a defined amount. In addition, under the Syndicated Credit Agreement, the Senior Notes Indenture and other debt agreements of the Company, the Company is prohibited from paying dividends if it fails to maintain specified minimum levels of net worth and dividends ratios, and certain other financial ratios.

Present regulations limit the amount of dividends that Doral Bank PR and Doral Bank NY may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would cause the capital of Doral Bank PR or Doral Bank NY to fall below the regulatory capital requirements. In addition, the Federal Reserve Board has issued a policy statement that provides that insured banks and bank holding companies should generally pay dividends only out of current operating earnings.


25. STOCK OPTION PLANS

The Company has a Restricted Stock Plan and a Stock Option Plan. The Restricted Stock Plan provides for the granting of up to 1,000,000 shares of common stock to selected officers. Up to 1994, a total of 711,224 shares were awarded and issued under the Restricted Stock Plan. No shares have been awarded since 1994. The terms of the Restricted Stock Plan permit the imposition of restrictions ranging from one to five years on the sale or disposition of the shares issued.

On April 16, 1997, the Company adopted a new employee stock option plan. This plan allows for the granting up to 2,000,000 purchase options on shares of the Company's common stock to employees, including officers and directors who are also employees of the Company. The Compensation Committee of the Board of Directors has the authority and absolute discretion to determine the number of stock options to be granted, their vesting rights, and the option exercise price. The vesting rights, however, cannot exceed ten years and the exercise price may not be lower than the market value at the date of the grant.

The stock option plan also permits the Compensation Committee to grant rights to optionees ("stock appreciation rights") under which an optionee may surrender any exercisable stock option in return for cash equal to the excess of the fair value of the common stock to which the option is related at the time of exercise over the option price of the common stock at grant date. The stock option plan provides for a proportional adjustment in the exercise price and the number of shares that can be purchased in the event of a stock split, reclassifications of stock and a merger or reorganization.

During 1999 and 1998, the Company granted 930,000 and 452,600 options, respectively, to buy shares of the Company's stock that will be exercisable over a period ranging from one to ten years. The options granted do not contain stock appreciation rights. Fifty percent (50%) of the options granted vest on the first anniversary of the grant date and the remaining 50% vest on the second anniversary. The options prices equaled the quoted market price of the stock at the grant date; therefore, no compensation cost was recognized.

The following table summarizes the exercise price and the weighted average remaining contractual life of the options outstanding at December 31, 1999.


                                      WEIGHTED
                                       AVERAGE         AVERAGE
        EXERCISE    OUTSTANDING       CONTRACT        EXERCISE
         PRICE        OPTIONS       LIFE (YEARS)       PRICE
        ------------------------------------------------------

         $15.22       416,300           8.25           $15.22
         ======       =======          =====           ======

         $11.25       930,000          10.00           $11.25
         ======       =======          =====           ======


                                                DORAL FINANCIAL CORPORATION
                                                1999 ANNUAL REPORT           75

                                     [LOGO]

As described in Note 2, the Company uses the intrinsic value-based method to account for stock options. Accordingly, no compensation cost has been recognized for the Company's stock option plan. Had the Company implemented the fair value method described in SFAS No. 123, it would have recognized compensation expense over the expected life of the options based on their fair market value, thus the Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below:


(In thousands,
except per share information)                           1999
-------------------------------------------------------------
 Compensation and Benefits:
 Reported                                             $44,838
 Pro forma                                            $45,578

 Net Income:
 Reported                                             $67,926
 Pro forma                                            $67,200

 Basic Earnings Per Share:
 Reported                                              $ 1.55
 Pro forma                                             $ 1.54

 Diluted Earnings Per Share:
 Reported                                              $ 1.50
 Pro forma                                             $ 1.48

The fair value of the options granted in fiscal year 1999 was estimated using the Black-Scholes option pricing model with the following assumptions:

         - Stock Price and Exercise Price - The stock price is $11.25 and the estimated fair value, based on the term of the awards, was $3.50 per option.

         -        Expected Option Term - 4 years

         -        Expected Volatility - 37%

         -        Expected Dividend Yield - 2.67%

         -        Risk-Free Interest Rate - 6.35%


26. EARNINGS PER SHARE

The reconciliation of the numerator and denominator of the basic and diluted earnings-per-share follows:



                                                                     INCOME            SHARES           PER SHARE
(In thousands, except share data)                                  (NUMERATOR)      (DENOMINATOR)         AMOUNT
--------------------------------------------------------------------------------------------------------------------

AS OF DECEMBER 31, 1999:
Income before extraordinary item                                   $   67,926
Less: Convertible preferred stock dividend                               (677)
Less: Nonconvertible preferred stock dividend                          (4,463)
                                                                   ----------

Basic EPS
Income available to commonshareholders                                 62,786         40,428,920        $       1.55
                                                                   ==========        ===========        ============

Effect of dilutive securities
           Convertible Preferred Stock                                    677          1,933,714
           Incremental Shares Options                                                     58,843
                                                                   ----------        -----------

Diluted EPS
           Income available to common shareholders
             plus assumed conversions                              $   63,463         42,421,477        $       1.50
                                                                   ==========        ===========        ============

76  DORAL FINANCIAL CORPORATION
    1999 ANNUAL REPROT

                                     [LOGO]


                                                                     INCOME            SHARES           PER SHARE
(In thousands, except share data)                                  (NUMERATOR)      (DENOMINATOR)         AMOUNT
--------------------------------------------------------------------------------------------------------------------

AS OF DECEMBER 31, 1998:
Income before extraordinary item                                   $   52,832
Less: Convertible preferred stock dividend                               (676)
                                                                   ----------

Basic EPS
Income available to common shareholders                                52,156         39,941,068        $       1.31
                                                                   ==========        ===========        ============

Effect of dilutive securities
          Convertible Preferred stock                                     676          1,933,714
          Incremental Shares Options                                                      53,404
                                                                   ----------        -----------

Diluted EPS
          Income available to common shareholders
            plus assumed conversions                               $   52,832         41,928,186        $       1.26
                                                                   ==========        ===========        ============

AS OF DECEMBER 31, 1997:

Income before extraordinary item                                   $   32,548
Less: serial preferred stock dividend                                    (130)
                                                                   ----------

Basic EPS
Income available to commonshareholders                                 32,418         36,680,158        $      0.89
                                                                   ==========        ===========        ===========

Effect of dilutive securities
          Convertible Subordinated Debentures                             371          1,677,626
          Serial Preferred Stock                                          130            370,848
                                                                   ----------        -----------

Diluted EPS
          Income available to common shareholders
           plus assumed conversions                                $   32,919         38,728,632        $      0.85
                                                                   ==========        ===========        ===========


27. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Employee costs and other expenses are shown in the Consolidated Statements of Income net of direct loan origination costs. Pursuant to SFAS No. 91, direct loan origination costs are capitalized as part of the carrying cost of mortgage loans and are charged against mortgage loan sales and fees when the loans are sold.

Set forth below is a reconciliation of the application of SFAS No. 91 to employee costs and other expenses:



                                                                    YEAR ENDED DECEMBER 31,
(In thousands)                                             1999              1998              1997
-------------------------------------------------------------------------------------------------------
Employee costs, gross                                 $     68,566       $     52,152     $      37,430
Deferred costs pursuant to SFAS No. 91                      23,728             30,994            29,319
                                                      ------------       ------------     -------------
Employee cost, net                                    $     44,838       $     21,158     $       8,111
                                                      ============       ============     =============

Other expenses, gross                                 $     19,560       $     14,388     $      10,498
Deferred costs pursuant to SFAS No. 91                       5,912              5,112             3,213
                                                      ------------       ------------     -------------
Other expenses, net                                   $     13,648       $      9,276     $       7,285
                                                      ============       ============     =============


                                                 DORAL FINANCIAL CORPORATION
                                                 1999 ANNUAL REPORT           77

                                     [LOGO]


28. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of the Company's financial instruments at December 31, 1999 and 1998. FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of financial instruments as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.


                                                                             1999                       1998
                                                                     CARRYING       FAIR        CARRYING        FAIR
(In thousands)                                                        AMOUNT        VALUE        AMOUNT         VALUE
----------------------------------------------------------------------------------------------------------------------
FINANCIAL ASSETS:
Cash and due from banks                                            $   25,793    $   25,793   $   31,945    $   31,945
Money market investments                                              370,236       370,236      312,751       312,751
Mortgage loans held for sale                                        1,015,703     1,018,579      883,048       904,437
Securities held for trading                                           862,698       862,698      606,918       606,918
Securities held to maturity                                         1,509,060     1,448,307      190,778       192,125
Securities available for sale                                          66,325        66,325      408,888       408,888
Loans receivable                                                      231,184       231,294      166,987       169,410
Servicing assets                                                      109,721       138,294       72,568        86,045


FINANCIAL LIABILITIES:
Loans payable                                                      $  353,460    $  353,460   $  426,704    $  426,704
Securities sold under agreements to repurchase                      1,927,956     1,918,416    1,197,328     1,196,199
Deposit accounts                                                    1,010,424     1,007,487      533,113       532,702
Notes payable                                                         461,053       453,756      199,733       207,249
Advances from FHLB                                                    134,000       132,878       32,000        32,911

Off-balance sheet financial instruments -
Interest rate swap agreements in a net payable position                    --    $      737           --    $   (3,491)


The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Cash and due from banks, money market investments and loans payable: valued at the carrying amounts in the consolidated statements of financial condition. The carrying amounts are reasonable estimates of fair value due to the relatively short period to maturity.

Mortgage loans held for sale, securities held for trading, securities held to maturity and securities available-for-sale: valued at quoted market prices, if available. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk.

Loans receivable: valued on the basis of estimated future principal and interest cash flows, discounted at various rates. Loan prepayments are assumed to occur at speeds experienced in previous periods when interest rates were at levels similar to current levels, adjusted for any differences in the interest rate scenario. Future cash flows for homogeneous categories of loans, such as residential mortgage loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. Quoted market prices for securities backed by similar loans, adjusted for different loan characteristics, are also used in estimating fair value.

Servicing assets: valued based on the market prices for comparable servicing sales contracts based on similar types of groups of loans. To further evaluate the estimated fair value of such servicing rights, the Company utilizes independent valuations based on present value calculations of the expected future cash flows associated with the

    DORAL FINANCIAL CORPORATION
78  1999 ANNUAL REPORT

                                     [LOGO]


the servicing rights. Such valuations are based on assumptions that market participants would use in estimating future servicing income and expense, such as: discount rates, prepayment speeds, estimates of servicing cost, ancillary income per loan and default rates.

Deposit accounts: for demand deposits and deposits with no defined maturities, fair value is taken to be the amount payable on demand at the reporting date. The fair values of fixed-maturity deposits, including certificates of deposit, are estimated using rates currently offered for deposits of similar remaining maturities. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

Notes payable, advances from FHLB and securities sold under agreements to repurchase: valued utilizing discounted cash flow analysis over the remaining term of the obligation using market rates for similar instruments.

Derivatives: fair value is estimated as the amounts that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses of open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

29. QUARTERLY RESULTS OF OPERATIONS
(UNAUDITED)

Financial data showing results for the end of the quarters in 1999 and 1998 is presented below. These results are unaudited. In the opinion of management all adjustments necessary for a fair presentation have been included:



                                                                       Quarters
(In thousands, except per share data)                  1st          2nd          3rd           4th
------------------------------------------------------------------------------------------------------
1999
Interest income                                       $42,738      $46,893       $55,828      $66,220
Net interest income                                    10,862       12,981        13,407       12,634
Provision for loan losses                                 295          458           878          995
Non-interest income                                    28,792       30,494        33,018       34,607
Net income                                             15,671       17,268        17,278       17,709
Earning per common share-Basic                           0.37         0.39          0.39         0.40
Earning per common share-Diluted                         0.36         0.38          0.38         0.39

1998
Interest income                                       $31,544      $35,462       $39,057      $43,988
Net interest income                                     8,342        9,221         8,132        9,570
Provision for loan losses                                 218           93           163          409
Non-interest income                                    15,970       19,269        22,470       28,631
Net income                                             11,097       13,004        13,877       14,854
Earning per common share-Basic                           0.29         0.32          0.34         0.36
Earning per common share-Diluted                         0.27         0.31          0.33         0.35

30. RISK MANAGEMENT ACTIVITIES

The Company's principal objective in holding derivatives and certain other financial instruments is the management of interest rate risk arising out of its portfolio holdings and related borrowings. Risk management activities are aimed at optimizing realization on sales of mortgage loans and/or mortgage-backed securities and net interest income, given levels of interest rate risk consistent with the Company's business strategies.

Asset/liability risk management activities are conducted in the context of Company's sensitivity to interest rate changes. This sensitivity arises due to changes in interest rates since most of the Company's assets are of a fixed rate nature. Changes in interest rate affect the value of mortgage loans held-for-sale and mortgage-backed securities held-for-trading from the time such assets are originated to the time these are sold. Interest-bearing liabilities reprice more frequently than interest-earning assets and, therefore, the Company's net interest income is affected by changes in interest rates and the relation of long-term and short-term interest rates.

To achieve its risk management objectives, the Company uses a combination of derivative financial instruments, particularly, futures and options, as well as other types of contracts such as forward sales commitments.


                                                  DORAL FINANCIAL CORPORATION
                                                       1999 ANNUAL REPORT     79

                                     [LOGO]


The following table summarizes the activity in derivative transactions, other than interest rate swaps, for the year:


(Dollars in thousands)                 Notional Amount                                        Fair Value
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                     Average for             Net
                                      At December 31,               At December 31,                   the period            gains
                                   Assets       Liabilities      Assets       Liabilities       Assets     Liabilities     (losses)
                                ---------------------------     --------------------------------------------------------------------
1999
Options on Futures                 $  355,000   $  316,100       $  1,277       $  771        $  2,849      $  2,082       $  3,096
Options on Eurodollars              7,900,000    5,200,000          2,880        1,374           1,658           841            726
Forward Contracts                           -       30,000              -            -               -             -          2,741
Options on Bonds and
 Mortgage-Backed Securities            75,000       85,000            430        2,941             281           885           (546)
Futures                                     -            -              -            -               -             -         (2,666)
                                   ----------   ----------       --------       ------        --------      --------       --------
                                   $8,330,000   $5,631,100       $  4,587       $5,086        $  4,788      $  3,808       $  3,351
                                   ==========   ==========       ========       ======        ========      ========       ========
1998
Options on Futures                 $  665,000   $  587,500       $  1,757       $2,070        $  1,398      $    606       $ (1,883)
Options on Eurodollars              3,000,000    1,000,000            736          172             115            14           (903)
Forward Contracts                           -       98,900              -            -               -             -           (235)
Options on Bonds and
 Mortgage-Backed Securities                 -       10,000              -          141               2           358            243
Futures                                     -            -              -            -               -             -           (262)
                                   ----------   ----------       --------       ------        --------      --------       --------
                                   $3,665,000   $1,696,400       $  2,493       $2,383        $  1,515      $    978       $ (3,040)
                                   ==========   ==========       ========       ======        ========      ========       ========

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate futures contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked-to-market daily, and are subject to initial maintenance margin requirements. Forward contracts are generally over-the-counter or privately negotiated contracts to sell a specified amount of certain instruments such as mortgage-backed securities at a specified price at a specified future date. Because these contracts are not traded on an exchange and are not generally marked-to-market on a daily basis, they are generally subject to greater credit risks than futures contracts.

The risk that counterparties to both derivative and cash instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk the Company deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. Master netting agreements incorporate rights of set off that provide for the net settlement of subject contracts with the same counterpart in the event of default.

All derivative financial instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. For example, fluctuations in market prices and interest rates change the market value of the instruments. If the instruments are recognized at market value, these changes directly affect reported income. Exposure to market risk is managed in accordance with risk limits set by senior management by buying or selling instruments or entering into offsetting positions.

Doral Bank PR enters into interest rate swap agreements in managing its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. At December 31, 1999, Doral Bank PR's had outstanding interest rate swap agreements to change Doral Bank PR's interest rate exposure. The agreements are for a notional principal amount of $5,000,000, $50,000,000 and $50,000,000, covering Doral Bank PR's interest rate exposure. The interest rate swap for a notional amount of $5,000,000, covers the exposure of a $5,000,000 floating rate term-note. This agreement ends at the time the related obligation matures. The interest rate swaps with notional amounts of $50,000,000 are designed to protect Doral Bank PR from the repricing of its short-term liabilities. These agreements end on November 5, 2002 and January 3, 2016, respec-

    DORAL FINANCIAL CORPORATION
80  1999 ANNUAL REPORT

                                     [LOGO]


tively. The interest rate to be received on the $5,000,000 swap agreement is 87% of the three-month LIBOR rate minus .125% (5.17% at December 31, 1999 and 4.84% at December 31, 1998) and the interest rate to be paid is 4.92%. On the $50,000,000 swap agreements, the interest rate to be received is 100% of the three-month LIBOR rate (6.16% and 6.19% at December 31, 1999 and 5.31% and 5.35% at December 31, 1998) and the interest rate to be paid is 6.125% and 5.495%, respectively. Non-performance by the counterparty will expose Doral Bank PR to interest rate risk.

31. SEGMENT INFORMATION

In 1998, the Company adopted the provisions of SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information," which established standards for reporting information about a company's operating segments.

The Company has three reportable segments identified by line of business: mortgage banking, banking (including thrift operations) and broker-dealer operations. The segments are managed separately since each one targets different customers and requires different strategies. The majority of the Company's operations are conducted in Puerto Rico.

The Company monitors the performance of its reportable segments based on pre-established goals for different financial parameters such as net income, interest rate spread, loan production and increase in market share.

The accounting policies followed by the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

The information that follows presents net interest income after provision for loan losses, non-interest income, net income and identifiable assets for the Company's reportable segments.


(In thousands)                                                  1999             1998             1997
-----------------------------------------------------------------------------------------------------------
Net interest income after provision for loan
 losses Reportable segments:
  Mortgage banking                                          $   16,364        $   18,169        $   17,588
  Banking                                                       27,656            14,484             9,477
  Broker-dealer                                                  2,366             1,729               836
Consolidating eliminations                                         872                 -                 -
                                                            ----------        ----------        ----------
            Consolidated net interest income                $   47,258        $   34,382        $   27,901
                                                            ==========        ==========        ==========

Non-interest income
Reportable segments:
  Mortgage banking                                          $  112,286        $   76,293        $   39,465
  Banking                                                        9,788             5,321             3,380
  Broker-dealer                                                  6,838             4,951             2,506
Consolidating eliminations                                      (2,001)             (225)              (65)
                                                            ----------        ----------        ----------
            Consolidated non-interest income                $  126,911        $   86,340        $   45,286
                                                            ==========        ==========        ==========

Net income (loss) Reportable segments:
  Mortgage banking                                          $   52,009        $   43,672        $   14,927
  Banking                                                       15,737             8,197             5,043
  Broker-dealer                                                  1,307             1,141               138
Consolidating eliminations                                      (1,127)             (178)              123
                                                            ----------        ----------        ----------
            Consolidated net income                         $   67,926        $   52,832        $   20,231
                                                            ==========        ==========        ==========

Identifiable assets
Reportable segments:
  Mortgage banking                                          $2,464,389        $1,883,628        $1,378,841
  Banking                                                    1,935,572           804,545           428,101
  Broker-dealer                                                825,099           831,474           500,768
Consolidating eliminations                                   (687,717)         (601,534)         (449,921)
                                                            ----------        ----------        ----------
            Consolidated total identifiable assets          $4,537,343        $2,918,113        $1,857,789
                                                            ==========        ==========        ==========

                                                 DORAL FINANCIAL CORPORATION
                                                      1999 ANNUAL REPORT      81

                                     [LOGO]


32. EXTRAORDINARY ITEM

During 1997, in connection with the exchange of the 8.25% Convertible Subordinated Debentures for 8% Convertible Cumulative Preferred Stock discussed in Note 24, the Company recorded an extraordinary non-cash loss of approximately $12.3 million on the extinguishment of debt. This extraordinary non-cash loss was determined based upon the difference between the estimated fair market value of the 8% Preferred Stock and the carrying value of the convertible debentures at the time of conversion. The fair value of the 8% Preferred Stock was calculated utilizing the Theoretical Model. This model segregates the 8% Preferred Stock into two different components, the equity portion and the bond portion, and values the two individually to derive fair value.

Simultaneously with the extraordinary non-cash loss, the Company's paid-in capital account was increased by $20.8 million. This increase represents the sum of the extraordinary non-cash loss and the indebtedness extinguished, represented by the Convertible Subordinated Debentures, resulting in a net increase to the Company's stockholders equity of approximately $8.5 million.

33. DORAL PROPERTIES, INC. (A SUBSIDIARY OF DFC) FINANCIAL INFORMATION

Doral Properties, Inc., was organized on October 1999 to own, develop and operate the Doral Financial Center, which will be the new headquarters of the Company and its subsidiaries. The Doral Financial Center building is under construction and should be completed by the end of 2000. Doral Properties also purchased two adjacent properties to the Doral Financial Center and assumed the existing leases, which expire on July 31, 2000.

The following condensed financial information presents the financial position of Doral Properties, Inc., as of December 31, 1999, and the statement of changes in stockholder's equity and cash flows for the three-month period ended December 31, 1999. As part of the accounting treatment of Doral Properties' operations, all costs incurred during the construction period are capitalized and will be amortized when the assets are ready for their intended use. Thus, there are no activities recorded that need to be reported in a separate statement of income.

At December 31, 1999, construction in progress includes approximately $11 million of costs incurred in the construction of these facilities. Such costs included approximately $927,000 of capitalized interest costs. During 1996, the Company acquired a two-acre parcel of land for approximately $3.0 million for such construction.

The financial statements of Doral Properties, Inc., as of December 31, 1999 were as follows:



DORAL PROPERTIES, INC.
STATEMENT OF FINANCIAL CONDITION


                                                                    December 31,
(In thousands)                                                             1999
--------------------------------------------------------------------------------
Assets:
Cash                                                                    $    27
Money market investments                                                 30,499
Accounts receivable                                                         137
Property, leasehold improvements
 and equipment                                                           15,854
                                                                        -------
    Total assets                                                        $46,517
                                                                        =======

Liabilities:
Bonds payable                                                           $44,765
Accrued expenses and other liabilities                                    1,252
                                                                        -------
    Total liabilities                                                    46,017
                                                                        -------

Stockholder's equity:
Common stock and paid-in capital                                            500
                                                                        -------
    Total stockholder's equity                                              500
                                                                        -------
    Total liabilities and stockholder's equity                          $46,517
                                                                        =======

    DORAL FINANCIAL CORPORATION
82  1999 ANNUAL REPORT

DORAL PROPERTIES, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                    Three-month
                                                                    period ended
                                                                    December 31,
(In thousands)                                                             1999
--------------------------------------------------------------------------------
Common stock and paid-in capital:
Balance at beginning of year                                           $       -
Common stock issued                                                          500
                                                                       ---------
Total stockholder's equity at end of year                              $     500
                                                                       =========



                                     [LOGO]


DORAL PROPERTIES, INC.                                           DECEMBER 31,
STATEMENT OF CASH FLOWS                                             1999

(In thousands)
-----------------------------------------------------------------------------
Cash flows from operating activities:
    Net income                                                    $     -
                                                                  -------
    Adjustments to reconcile net income to net cash
      provided by operating
      activities:
      Increase in accounts receivable                                (137)
      Increase in accrued expenses and other
      liabilities                                                   1,252
                                                                  -------
      Total adjustments                                             1,115
                                                                  -------
      Net cash provided by operating activities                     1,115
                                                                  -------

Cash flows from investing activities:
    Purchase of property, leasehold improvements
    and equipment                                                 (15,854)
                                                                  -------
      Net cash used by investing activities                       (15,854)
                                                                  -------
Cash flows from financing activities:
  Issuance of common stock                                            500
  Proceeds from the issuance of bonds payable                      44,765
                                                                  -------

      Net cash provided by financing activities                    45,265
                                                                  -------
Net increase in cash                                               30,526
Cash and cash equivalents at the beginning of year                      -
                                                                  -------

Cash and cash equivalents at the end of year                      $30,526
                                                                  =======

Cash and cash equivalents include:
  Cash                                                            $    27
  Money market investments                                         30,499
                                                                  -------

                                                                  $30,526
                                                                  =======


                                                  DORAL FINANCIAL CORPORATION
                                                  1999 ANNUAL REPORT          83

OUR MISSION

Serving a diverse and growing market in Puerto Rico and the U.S. mainland with superior and competitive financial products that facilitate:

- Individual home ownership, residential and commercial real estate development through our mortgage banking units and retail banking subsidiaries.

- Savings, the accumulation of wealth, securing consumer and commercial credit through our retail banks.

- Investments that meet the financial planning objectives of individuals, families, corporations and institutions through our licensed broker/dealer subsidiary.



OUR VISION

Building on the preeminence that Doral has achieved as Puerto Rico's leading mortgage banker to constantly improve service to our clients on the island and in the U.S. mainland by:

-        Expanding mortgage banking market share in Puerto Rico.

- Developing the banking business into U.S. markets by penetrating Hispanic and other ethnic communities.

- Promoting cross-selling opportunities for Doral Securities and retail banking subsidiaries to our large existing client base.

-        Reinforcing our investment grade credit ratings.

- Maintaining our financial flexibility and access to funding and capital markets.

- Adhering to our prudent and consistent financial policies and growing our equity base.

CORPORATE DIRECTORY

INVESTOR INQUIRIES

General inquiries from stockholders and the investment community may be directed to:

Richard F. Bonini
Senior Executive Vice President,
Investor Relations
Doral Financial Corporation
387 Park Avenue South
New York, New York 10016
or,
Doral Financial Corporation
1159 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920

Visit us online at
www.doralfinancial.com

TRANSFER AGENT AND REGISTRAR
ChaseMellon Shareholder Services, L.L.C.
450 West 33rd Street
New York, New York 10001
www.cmssonline.com

INDEPENDENT PUBLIC ACCOUNTANTS
PricewaterhouseCoopers LLP
BBV Tower
P.O. Box 363566
San Juan, Puerto Rico 00936-3566

SPECIAL COUNSEL
Pietrantoni Mendez & Alvarez LLP
Banco Popular Center 1901
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

MARKET MAKERS
PaineWebber Inc.
Brean Murray & Co., Inc.
Salomon Smith Barney Inc.
Spear Leeds & Kellogg
Sherwood Securities Corp.
Knight Securities Corp.
Mayer & Schweitzer Inc.
Bear Stearns & Co., Inc.
Herzog, Heine, Geduld, Inc.
Pershing Trading Company
Anderson Strudwick, Inc.
Southwest Securities Inc.

STOCK LISTING
Common: NASDAQ
(National Association of Securities Dealers)
National Market System
Stock Symbol: DORL
7% Preferred: NASDAQ
National Market System
Stock Symbol: DORLP