Form 10-K, Exhibit 13
period 2000-12-31
DORAL FINANCIAL CORP
filed 2001-03-26
CIK 840889

     Cover--Logo and text "Doral Financial Corporation 2000 Annual Report"

OUR MISSION

         To serve a diverse and growing market in Puerto Rico and the U.S. mainland with superior service and competitive financial products that facilitate:

- Individual home ownership and residential and commercial real estate development through our mortgage banking units and retail banking subsidiaries.
- Savings, the accumulation of wealth and the securing of consumer and commercial credit through our retail banks.
- Investments that meet the financial planning objectives of individuals, families, corporations and institutions through our NASD licensed broker-dealer subsidiary.
- Protection of assets by providing insurance products through our insurance agency.

OUR OBJECTIVES
- To constantly improve our product line and provide unsurpassed service to our clients in Puerto Rico and the U.S. mainland.
-        To expand our mortgage banking market share in Puerto Rico and the U.S.
         mainland.
- To increase our banking business in U.S. markets by entering Hispanic and other ethnic communities.
- To increase our banking business in Puerto Rico by optimizing services available at existing branches, adding mortgage banking and retail brokerage services as appropriate, and developing new full-service facilities.
- To promote cross-selling opportunities for Doral Securities, Doral Insurance Agency, Inc. and our retail banking subsidiaries to our large existing customer base.
- To maintain our financial flexibility and access to funding and capital markets.
- To adhere to our prudent and consistent financial policies while growing our equity base.
-        To enhance shareholder value.
- To fulfill our responsibility as good corporate citizens, always assisting the communities we serve.

TABLE OF CONTENTS

Financial Highlights .......................................                   1
To Our Shareholders ........................................                   2
2000 in Review .............................................                   7
Doral Financial Corporation Companies ......................                  15
Directors, Officers and Subsidiary Presidents ..............                  17
Organization Chart .........................................                  18
Stock Prices and Dividend Policy ...........................                  19
Management's Discussion and Analysis .......................                  21
Selected Financial Data ....................................                  22
Report of Independent Accountants ..........................                  47
Consolidated Financial Statements ..........................                  48
Corporate Directory ........................................   Back Inside Cover

FINANCIAL HIGHLIGHTS

(Dollars in thousands except for per share data)                               YEAR ENDED DECEMBER 31,
                                                      2000             1999             1998             1997              1996
                                                   ----------       ----------       ----------       ----------        ----------
SELECTED INCOME STATEMENT DATA:
   Net interest income                             $   42,304       $   49,884       $   35,265       $   28,693        $   20,544
   Provision for loan losses                            4,078            2,626              883              792               797
   Non-interest income                                164,585          126,911           86,340           45,286            40,846
   Non-interest expense                               106,659           97,556           60,883           35,390            29,314
   Net income                                          84,656           67,926           52,832           20,231            27,041

CASH DIVIDENDS PAID:                               $   22,749       $   17,269       $    9,975       $    7,199        $    6,008

Per Common Share Data:
   Basic                                           $     1.86       $     1.55       $     1.31       $     0.55        $     0.75
   Diluted                                               1.85             1.50             1.26             0.53              0.71

OPERATING DATA:
   Loan production                                 $3,174,000       $2,722,000       $2,313,000       $1,037,000        $  817,000
   Mortgage loan servicing portfolio                8,805,000        7,633,000        6,186,000        4,655,000         3,068,000

SELECTED FINANCIAL RATIOS:
   Return on average assets                              1.66%            1.92%            2.17%            2.19%*            2.68%
   Return on average common equity                      23.03%           21.92%           21.65%           19.29%*           19.35%

*Before extraordinary non-cash loss of $12.3 million on the early extinguishment of debt.

TO OUR SHAREHOLDERS:

The year 2000 was another historic year for Doral Financial Corporation, with every major segment of the Company making important contributions to its excellent results. These impressive achievements were due in large part to a long-term strategy for developing a financial holding company that provides diversified financial services quickly and efficiently and is positioned to maintain high profitability in all kinds of economic environments. Despite an overall increase in interest rates during the past year, which negatively affected other traditional mortgage banking companies in both earnings and loan production, Doral Financial was able to increase net income by 25% to post all-time record earnings of $84.7 million that were fueled by a 17% increase in total loan production.

The Company implemented a series of strategic measures to maximize profitability despite changes in interest rates. First, it developed a recurring source of net income from its banking subsidiaries and took full advantage of the benefits afforded by U.S. Government and Agency securities that provide tax-exempt income to the Company at relatively stable prices compared to U.S. markets. The second leg of the strategy was to build up the mortgage loan-servicing portfolio to provide a stable stream of income. Third, we established a broker-dealer subsidiary and an insurance agency as sources of non-mortgage related fee income and revenue. Finally, the most important aspect of the strategy continues to be management's insight into the Puerto Rican market developed through years of hands-on experience, which gives us the flexibility to use our retail delivery systems to react instantly to changing market conditions and provide innovative financial products and services that are designed to maximize returns.

The corporate culture instilled throughout all operating units, providing unsurpassed customer service, will ensure that the momentum achieved over the last 28 years will continue in the future. Doral Financial is well-positioned for future growth that builds on its dominant market position in Puerto Rico together with its strategic expansion plan into the United States.

We are pleased to report on the success of our U.S. expansion through Doral Bank, FSB, in New York City. As the flagship of our United States mainland operations, Doral Bank-New York opened for business in the fourth quarter of 1999 to replicate the banking success of Doral Bank-Puerto Rico. Its strategy focuses principally on meeting the financial needs of targeted minority communities in metropolitan New York City that are currently inadequately served by traditional

Picture of Chairman of the Board of Directors and Chief Executive Officer Mr. Salomon Levis

[CHART: of 1998, 1999 and 2000 Net Income.]
[CHART: of Sources of Income Year ended December 31, 2000.]
[CHART: of 1998, 1999 and 2000 Net Gain on Mortgage Loan Sales.]

financial institutions. Headquartered at 387 Park Avenue South in midtown Manhattan, Doral Bank-New York is a full-service retail banking facility offering a wide array of deposit and loan products. Poised to branch into minority communities in Queens, Brooklyn and the Bronx, we anticipate opening at least four additional branches during 2001.

During 2000, Doral Financial achieved the following milestones:
- Doral Financial posted record net income of $84.7 million representing a 25% increase over the prior year.
- Net income per share, on a fully diluted basis, increased by 23% to $1.85 per share.
- We continued our well-established pattern of superior performance with a return on average common equity of 23% and a return on average assets of 1.66%.
-        Doral Financial has been profitable every year of its 28-year history.
- Net gains on the sale of loans amounted to $134.3 million, an increase of 68%.
-        Mortgage loan production increased 17% to $3.2 billion.
- The Company's mortgage servicing portfolio, the largest in Puerto Rico, grew 15% to $8.8 billion.
- Our growing banking operations contributed $27 million in net income representing an increase of 71% vs. last year.
-        Bank deposits amounted to $1.3 billion, an increase of 30%.
- Doral Insurance Agency, Inc. was established as an insurance agency in December 2000 to provide convenient insurance products to our clients.
- Shareholders' equity grew 31% from $385.0 million to $505.7 million following a $50 million preferred stock offering and record earnings for the year.
- The quarterly dividend to shareholders increased for the 11th consecutive year, from $0.08 to $0.10 per share in the 2nd quarter of 2000.
-        Doral maintained the investment grade rating on our public debt.
- We became the first financial holding company in Puerto Rico approved by the Federal Reserve.

STRONG LEADERSHIP IN MORTGAGE BANKING
Through four existing mortgage banking units, this activity in the Puerto Rico market continues to be the most significant contributor to the Company's excellent operating results. For the 14th consecutive year, Doral Financial was the leading residential mortgage lender in the lucrative Puerto Rico real estate market, continuing to build on its dominant market share. Loan origination volume increased 17% to $3.2 billion for 2000 despite a general increase in interest rates over the period.

The HF Mortgage Bankers Division, which specializes in the financing of new residential properties, enjoyed a spectacular year, as the demand for new housing in Puerto Rico continues to significantly outpace the available supply. To address the strong demand for new housing and to further diversify throughout the Island, HF Mortgage Bankers increased its total number of offices to 10 with new full-service facilities in the growing metropolitan areas of San Juan.

[photo: a housing project financed by a Doral subsidiary.]

As a natural extension of its leading market share of permanent financing on new residential construction, HF Mortgage Bankers, together with Doral Bank-Puerto Rico, also provides short-term financing for the acquisition and construction of residential properties that are diversified among many of the Island's most experienced residential developers. Most of these projects are designed for moderate- to middle-income families and are developed on a significant pre-sold basis. By providing the acquisition and the construction financing, the Company gains a distinct competitive advantage in obtaining the permanent financing.

Doral Mortgage Corporation offers a wide range of real estate secured loan products with an emphasis on low-balance, high-yielding residential real estate secured loans with substantial borrower equity. Doral Mortgage has enjoyed a significant market presence with 22 existing offices, including two strategically located new offices opened during the year in metropolitan areas. Doral Mortgage continues to build on its significant name recognition in the marketplace. SANA Investment Mortgage Bankers, Inc., a subsidiary of Doral Mortgage with nine offices throughout Puerto Rico, complements Doral Mortgage's core business.

Centro Hipotecario de Puerto Rico, Inc., with its two offices in metropolitan San Juan and one in Manati, has enjoyed a good year. Working closely with real estate professionals and other sources, Centro Hipotecario provides an array of FHA/VA, conforming and non-conforming loan products.

Doral Financial's servicing portfolio increased by $1.2 billion to $8.8 billion by year's end, serving 128,000 customers and reflecting management's strategy of providing a stable source of recurring income.

RETAIL BANKING EXPANSION
Doral Financial acquired a small troubled bank in 1993. Since then Doral Bank-Puerto Rico has grown to become one of the premier banking institutions on the Island with $2.7 billion in total assets, total deposits of $1.2 billion, and $144.0 million in capital as of December 31, 2000. During 2000, it contributed $25.2 million in net income, an increase in net earnings of 131% over the prior year. The bank is a source of cost-effective funding through core deposits, and shares the Company's philosophy on secured residential real estate lending. Its total loan portfolio grew by 71% during the year to $1.2 billion. Doral Bank-Puerto Rico is an important component of our strategy to diversify the Company's revenue sources, to offer a broader range of financial services and to create cross-selling opportunities among the more than 200,000 customers conducting business under the Doral Financial corporate umbrella. Doral Bank-Puerto Rico's customer base of approximately 120,000 at year-end increased 56% from 1999. In 2000, Doral Bank-Puerto Rico opened new branches ranging in size from full-service facilities to in-store mini-branches, increasing the total number of banking facilities to 22. Included in the branch expansion were new full-service banking facilities that maximize efficiency by also incorporating the loan production capabilities of the mortgage banking affiliates and the retail brokerage services offered by Doral Securities. Now that it has established a network of branches concentrated in metropolitan San Juan, as well as strategic sites in the other metropolitan centers throughout Puerto Rico, Doral Bank-Puerto Rico plans to open ten additional branches during 2001 in selective Puerto Rico markets designed to maximize the bank's market penetration on the Island.

[CHART of 1998, 1999 and 2000 year-end Mortgage Servicing Portfolio. Bar] [CHART of 1998, 1999 and 2000 year-end Bank Subsidiaries Asset Base.]

Doral Bank-New York commenced operations in New York City in October 1999 as a federally chartered, FDIC-insured savings bank headquartered at 27th Street and Park Avenue South in midtown Manhattan. Doral Bank-New York was created to fill the void in the limited banking services available to the underserved or minority communities in metropolitan New York City. As with all our operations, the bank strives to provide unsurpassed customer service, convenience and financial products not readily available in minority communities from traditional financial service providers, and it capitalizes on the Company's experience and expertise in real estate secured lending. Doral Bank-New York is fully committed to servicing its target markets through the same strategies that have been successful for the last 28 years in the various Doral operations in Puerto Rico. Doral Bank-New York is positioned to take advantage of Doral Financial's reputation and name recognition in the Puerto Rican and Latino communities in New York City, and anticipates opening at least four additional bank branches in New York City's predominately minority neighborhoods during 2001. The goal is to provide minority communities a vehicle to forge affordable banking relationships. Doral Bank-New York has enjoyed a remarkable level of success thus far, and finished 2000 with total assets of $144.8 million, total deposits of $101.9 million and capital of $25 million.

SECURITIES BROKER-DEALER
Doral Securities, Inc. was formed in 1996 as a full-service securities broker-dealer as part of the evolution of Doral Financial into a diversified financial services company. This subsidiary complements our banking and mortgage banking products and facilitates competitive financing for the Company. Doral Securities offers a wide array of securities products, including tax-exempt and tax-advantaged GNMA securities, through two offices in metropolitan San Juan and one in Mayaguez, Puerto Rico. We are pleased to report that Doral Securities has expanded its products and services by entering the fields of debt and equity underwriting.

UNITED STATES MAINLAND OPERATIONS
While the Company will continue to emphasize its established operations in Puerto Rico as its primary business segment, operations in the United States offer significant opportunities to diversify the Company and add shareholder value. Metropolitan New York City has a population in excess of 14 million, with minorities making up 47.6% of these residents. Hispanics are the fastest growing minority in the entire country and comprise approximately 19% of the metropolitan New York City population. The fact that many minorities believe that they are underserved by traditional financial institutions means that this market segment presents a great opportunity for the Company through Doral Bank-New York. This subsidiary shows significant promise by focusing on multi-family and other real estate secured lending in the moderate-income areas in the five New York City boroughs. With unprecedented demand for housing and the impact of New York's rent control regulations reducing the supply of new housing in this segment of the market, these properties have consistently maintained minimal vacancies and have been able to historically weather reversals in market conditions with minimal adverse consequences.

[CHART of 1998, 1999 and 2000 year-end Bank Subsidiaries Deposit Base.] [Photo: Doral Bank New York teller counter.]

THE PUERTO RICO MARKET
Puerto Rico continued to provide a favorable business environment for Doral Financial in 2000, and its history of profitable operations is evidence of the Company's ability to maximize the income potential from its primary market. The Puerto Rico residential real estate market in general remained strong and experienced consistent appreciation in value due to the Island's population dynamics, an overall shortage of residential housing units and a lack of such alternative housing as rental apartments and government housing. Compared to the 45.7% of the Hispanic population in the United States who are homeowners, 75% of Puerto Ricans own their own homes. We have every reason to believe that these favorable trends will continue, and we also note some new positive developments. As interest rates decline, the demand for refinancing, a traditional and significant source of Doral's mortgage production, should increase. Production should also be stimulated by the proposal of Puerto Rico's newly elected governor to sponsor the construction of 50,000 new housing units during the next four years. In addition, the Company has in place an existing pipeline of new housing commitments to be financed with tax-exempt HUD-FHA/VA mortgage loans at reduced interest rates.

FUTURE PROSPECTS
As Doral Financial begins its 29th year of operations, we are optimistic that we have laid the foundation during 2000 for even greater achievements in 2001 and subsequent years. We are excited by the challenges and opportunities that the future holds. Even though we expect interest rates to decline and the economy to slow, we look forward to continued strong performances from our traditional activities, as Doral Financial's strong asset quality should help protect the Company. New activities such as insurance, which we started selling through Doral Insurance Agency, Inc. in December 2000, should also begin to contribute. We are committed to further enhancing shareholder value, and management is constantly seeking ways to improve productivity and efficiency through new products, internal reorganization, technological advances and the possibilities created by the Internet. With its experienced management team and strong capital base, the Company is uniquely positioned to take full advantage of any opportunities that might arise in both Puerto Rico and the United States that will be accretive to earnings, strengthen our various businesses, and enhance the Company's image and activities.

Once again, we would like to express our sincere appreciation for your interest and investment in Doral Financial.

Salomon Levis
Chairman of the Board and Chief Executive Officer

[Photo of a housing project financed by a Doral subsidiary.]

2000 IN REVIEW
CORPORATE CULTURE
Doral Financial has enjoyed its continued success primarily because of the corporate culture instilled throughout its operating entities, one that emphasizes the unsurpassed customer service and flexibility needed to offer competitive products designed to establish and maintain customer loyalty. Specialists in the Company's operating units are trained to expedite the product delivery process and to meet the client's needs in the most convenient manner possible without sacrificing credit quality. To meet these goals, all operating units have extended their hours, making their employees available to address client issues beyond the usual working hours. Prompt turnaround strengthens customer loyalty and creates a distinct competitive advantage. The Company also continues to implement new systems and take advantage of the most up-to-date technological advances in the industry to ensure that it retains its leadership position in the market.

[Photo of bank employees and a customer in a closing at a branch location.]

MORTGAGE BANKING
Doral continued its dominant position in Puerto Rico in the origination of residential loans, loan sales in the secondary market, issuance of mortgage-backed securities and loan servicing. This mortgage banking success story has been accomplished through market penetration, innovative and competitive products, segmented market niches, targeted marketing and customer service through the Company's mortgage origination units: Doral Mortgage Corporation, HF Mortgage Bankers, SANA Investment Mortgage Bankers, Inc. and Centro Hipotecario de Puerto Rico, Inc.

The existing residential refinance and resale market is the niche covered by Doral Mortgage and its wholly owned subsidiary, SANA Investment Mortgage Bankers, emphasizing consumer loans secured by first and second mortgages with low balances and strong borrower equity. These loans provide the Company with an attractive yield and a broad diversification of borrowers with substantial real estate collateral. This market niche generates an attractive product for local investors. Doral Mortgage also originates FHA-insured and VA-guaranteed loans and Freddie Mac conforming loans. Doral Mortgage operates 21 retail origination offices in Puerto Rico and one in Florida. SANA Investment Mortgage Bankers, which was acquired in 1999, has added nine retail offices in Puerto Rico. Centro Hipotecario, with its three offices, continued its successful expansion and offers an array of secured residential real estate loan products with an emphasis on both real estate broker and personal client relationships.

[Photo of a multi-service location featuring a H F Mortgage Bankers center.] [Photo of individual new homes financed by a Doral subsidiary.]

HF Mortgage Bankers has cemented its position as a reliable and efficient lender in Puerto Rico for residential construction lending and the leading provider of end loan financing for newly constructed residential units. HF Mortgage Bankers is the largest FHA and VA lender in Puerto Rico and is also an approved Freddie Mac and Fannie Mae seller-servicer. Many of the FHA and VA loans are in turn securitized into GNMA securities that qualify for favorable tax treatment, making the Company the largest issuer of GNMA securities in Puerto Rico. HF Mortgage Bankers has ten branch locations, including three new branches opened during the year.

[Photo of a high-rise building financed by a Doral subsidiary.]
[Photo of a housing development under construction financed by a Doral subsidiary.]

RETAIL BANKING
As part of its strategic plan to become a full-service financial services provider, the Company entered the retail banking field in 1993 with the acquisition of a small troubled bank, and it has grown that business segment into a major contributor to the Company's financial success. Doral Bank-Puerto Rico is presently the fastest growing commercial bank in Puerto Rico, closing 2000 with total assets of $2.7 billion, $1.2 billion in deposits, a return on equity of 23%, and 22 retail branch offices throughout Puerto Rico's major metropolitan centers.

The banking subsidiaries share Doral's real estate secured lending philosophy and expertise and are able to leverage the cost-effective funding sources available to a banking institution. Doral Bank-Puerto Rico has been able to establish a formidable market presence by underscoring

[Photo of a new multi-line bank branch in Caguas, Puerto Rico and a close up photo of a client and Doral personnel talking in front of the teller counter in the same branch.]

the commitment and flexibility instilled in all of the Company's operating units: to meet all of the customer's banking needs through innovative products, extended office hours and convenient locations. Doral Bank has now opened its first full-service branch office prototype designed to maximize inter-company cross-selling opportunities. This Doral Financial Center is a financial services facility providing one-stop shopping for loan and deposit banking products from Doral Bank, residential mortgage loans from one of the affiliated mortgage banking units, investment services from Doral Securities and insurance products from the newly formed Doral Insurance Agency.

During 1999 the Company formed Doral Bank-New York to expand its banking expertise to serve minority communities in the United States. Doral Bank-New York ended the year with total assets of $144.8 million and total deposits of $101.9 million.

[Photo of the first prototype of a Doral Financial Center in the Condado, San Juan, Puerto Rico.]
[Photo of a multi-line bank branch in metropolitan San Juan.]

U.S. OPERATIONS
The Company's New York City operations commenced in 1998, providing financing for multi-family buildings. With the inauguration of Doral Bank-New York in October 1999, operations expanded to include bridge, construction and SBIC loan financing and general retail banking services. The New York City metropolitan area comprises a multitude of minority and ethnic groups from around the world, many of which are underserved by traditional financial institutions and are looking for increased attention. Capitalizing on its Puerto Rico heritage, Doral Bank-New York has targeted the city's Latino and other minority communities as well as the general population through the opening of up to four additional branches in 2001, with more in 2002. Doral Bank-New York, with the assistance of experts, has also developed a branding image to create public awareness of the Bank and of the Doral brand name in general, in order to dynamically establish and reinforce its market position. The branding is meant to position Doral Bank-New York competitively to help it excel.

[photo: The Doral-unique poster frames for customer testimonials are one element of Doral Bank-New York's new brand identity package.]
[photo: Customer service at Doral Bank-New York is user-friendly no matter what the language.]
[photo: Main entrance, Doral Bank-New York.]

"Service" is the key word for Doral Bank-New York, which through its branch network will offer expanded hours and, in some locations, open seven days a week. Each location will cater to its particular neighborhood, with personnel who are bilingual in the language prevalent in the area and in English, and who are familiar with the national customs of the prevailing population. Doral Bank-New York and all U.S. mainland operations are dedicated to providing excellent service in the tradition of Doral Financial Corporation and its subsidiaries in Puerto Rico. Doral Financial's goal is to expand its U.S. operations, first in the New York City metropolitan area, and then by targeting other cities with significant ethnic communities, such as Chicago, Philadelphia, Miami and Orlando. Where and when appropriate, Doral will search out meaningful acquisitions and strategic alliances that fit our overall strategy of providing service and enhancing shareholder value.

[photo: Doral's U.S. corporate headquarters building, also the main branch location.]
[photo: A building financed by Doral Bank-New York.]

SECURITIES AND INVESTMENT SERVICES
Doral Securities continues to expand its products and services through its existing lines of retail brokerage services and investment advice. During the year, Doral Securities entered the fields of underwriting local debt and equity issuances and underwrote approximately $30 million in securities. The added convenience and cross-selling opportunities offered by the new Doral Financial Centers, previously noted, position Doral Securities to significantly expand its retail brokerage services. Doral Securities presently operates out of its main office in Hato Rey, Puerto Rico, and two branch offices, one in metropolitan San Juan and one in Mayaguez.


[Photo of a multi-line branch featuring Doral Securities.]
[Photo of two Doral Securities personnel analyzing financial information on a data service.]

                  THE COMPANIES OF DORAL FINANCIAL CORPORATION

PUERTO RICO
DORAL MORTGAGE CORPORATION
The Doral Building
650 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918-4257

HF MORTGAGE BANKERS
1159 F.D. Roosevelt Avenue
Puerto Nuevo, Puerto Rico 00920-2905

CENTRO HIPOTECARIO
DE PUERTO RICO, INC.
305 F.D. Roosevelt Avenue
Hato Rey, Puerto Rico 00918-4149

SANA INVESTMENT MORTGAGE BANKERS, INC.
Urb. Caribe
#1569 Alda Street
Edificio Doral Bank, Suite 302
Rio Piedras, Puerto Rico 00926-2712

DORAL BANK, PUERTO RICO
268 Ponce de Leon Avenue, Suite 910
Hato Rey, Puerto Rico 00918-2003

DORAL SECURITIES, INC.
268 Munoz Rivera Avenue, Suite 1803
Hato Rey, Puerto Rico 00918-2002

DORAL INSURANCE AGENCY, INC.
650 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918-4257

DORAL PROPERTIES, INC.
1159 F.D. Roosevelt Avenue
Puerto Nuevo, Puerto Rico 00920-2905

DORAL INTERNATIONAL, INC.
268 Ponce de Leon Avenue, Suite 1017
Hato Rey, Puerto Rico 00918-2003

NEW YORK
DORAL MONEY, INC.
387 Park Avenue South
New York, New York 10016-8810

DORAL BANK, FSB, NEW YORK
387 Park Avenue South
New York, New York 10016-8810

LOCATIONS
DORAL MORTGAGE CORPORATION

PUERTO RICO
Arecibo
Bayamon (2 locations)
Caguas (2 locations)
Carolina
Cayey
Fajardo
Guayama
Hato Rey (3 locations)
Humacao
Mayaguez (2 locations)
Ponce
Rio Piedras (2 locations)
San Juan
Trujillo Alto
Vega Baja

U.S. MAINLAND
Miami, Florida

HF MORTGAGE BANKERS
Bayamon
Caguas
Guaynabo (2 locations)
Hato Rey
Mayaguez
Ponce
Puerto Nuevo
Rio Piedras
Vega Alta

CENTRO HIPOTECARIO
DE PUERTO RICO, INC.
Bayamon
Hato Rey
Manati

SANA INVESTMENT MORTGAGE BANKERS, INC.
Bayamon (2 locations)
Caguas
Carolina
Mayaguez
Ponce
Rio Piedras (3 locations)

DORAL BANK-PUERTO RICO
Bayamon (3 locations)
Caguas (2 locations)
Catano (2 locations)
Cayey
Guaynabo
Hato Rey (2 locations)
Humacao
Las Piedras
Mayaguez
Ponce
Puerto Nuevo
Rio Piedras (3 locations)
San Juan
Trujillo Alto
Vega Alta

DORAL SECURITIES, INC.
Hato Rey
Mayaguez
San Juan

DORAL MONEY, INC.
New York, New York

DORAL BANK-NEW YORK
Park Avenue South, Manhattan, New York
Washington Heights, Manhattan, New York
(opening March 2001)
Astoria, Queens, New York
(opening May 2001)
Co-op City, Bronx, New York
(opening September 2001)

Individual photos of eight members of the Board of Directors of Doral and two Directors Emeritus.
Salomon Levis
Zoila Levis
Richard F. Bonini
Edgar M. Cullman, Jr.
John L. Ernst
Efraim Kier
A. Brean Murray
Harold D. Vicente

Edgar M. Cullman
Director Emeritus

David Levis
Director Emeritus

CORPORATE DIRECTORS
SALOMON LEVIS(1)
Chairman of the Board and Chief
Executive Officer

ZOILA LEVIS(2)
President and Chief Operating Officer

RICHARD F. BONINI(3)
Senior Executive Vice President, Chief
Financial Officer and Secretary

EDGAR M. CULLMAN, JR.
President and Chief Executive Officer of
General Cigar Holdings, Inc.

JOHN L. ERNST
Chairman of the Board and President of
Bloomingdale Properties, Inc.

EFRAIM KIER
President A & M Contractors

A. BREAN MURRAY
Chairman and Chief Executive Officer of
Brean Murray & Co., Inc.

HAROLD D. VICENTE
Partner of
Vicente & Cuebas
Law Firm

DIRECTORS EMERITUS

EDGAR M. CULLMAN
Chairman of the Board of General Cigar
Holdings, Inc.

DAVID LEVIS
Former Chairman of the Board of Doral
Financial Corporation

CORPORATE OFFICERS

SALOMON LEVIS(1)
Chairman of the Board and Chief
Executive Officer

ZOILA LEVIS(2)
President and
Chief Operating Officer

RICHARD F. BONINI(3)
Senior Executive Vice President, Chief
Financial Officer and Secretary

MARIO S. LEVIS(4)
Executive Vice President and Treasurer

FRANCISCO RIVERO
Executive Vice President Administration
and Business Development

FREDERICK C. TEED(5)
Executive Vice President Banking

RICARDO MELENDEZ
Vice President and Chief Accounting
Officer

FERNANDO RIVERA-MUNICH(6)
Vice President,
General Counsel and
Assistant Secretary

CHRISTOPHER O'NEILL
Vice President
Construction Lending

JUAN CARLOS DIAZ
Vice President
Corporate Security

CARLOS VINA
Corporate Controller

OSCAR APONTE
Director of Internal Audit

SUBSIDIARY PRESIDENTS

JOSE VIGOREAUX(5)
President of Doral Bank-Puerto Rico

EDISON VELEZ
President of Doral Mortgage Corporation

ROBERT REINER
President of Doral Bank-
New York

RICHARD F. BONINI(3)
President of Doral
Money, Inc.

MIGUEL PASCUAL
President of Doral
Securities, Inc.

AIDILIZA LEVIS
President of Centro Hipotecario de
Puerto Rico, Inc.

INGRID SCHMIDT
President of SANA Investment Mortgage
Bankers, Inc.

FERNANDO RIVERA-MUNICH
President of Doral Insurance Agency, Inc.

(1) Salomon Levis also serves as Chief Executive Officer and Chairman of the Board of Doral Mortgage Corporation, Doral Bank-PR, Doral Bank-NY, Centro Hipotecario de Puerto Rico and Doral Securities.
(2) Zoila Levis also serves as Chairman of the Board of Doral Insurance Agency, Inc. and a Director of Doral Bank-PR and Doral Securities.
(3) Richard Bonini also serves as a Director of Doral Mortgage Corporation, Doral Bank-PR, Doral Bank-NY, and Centro Hipotecario de Puerto Rico.
(4) Mario S. Levis also serves as a Director of Doral Securities.
(5) Fred Teed and Jose Vigoreaux also serve as Directors of Doral Bank-PR.
(6) Fernando Rivera Munich also serves as a Director of Doral Insurance Agency, Inc.

[Organization Chart of Doral Financial Corporation]

STOCK PRICES AND DIVIDEND POLICY

Market for Registrant's Common Equity and Related Stockholder Matters

Doral Financial's Common Stock, $1.00 par value (the "Common Stock"), is traded on the over-the-counter market and is quoted on the National Association of Securities Dealers Automated Quotation National Market System (the "NASDAQ National Market") under the symbol "DORL."

The table below sets forth, for the calendar quarters indicated, the high and low closing sales prices on the NASDAQ National Market and the cash dividends declared on the Common Stock during such periods.

                                               PRICE RANGE
                                CALENDAR   -------------------    DIVIDENDS
YEAR                            QUARTER      HIGH        LOW      PER SHARE
----                            -------    -------     -------    ---------
2000                              1st      $11.812     $ 8.750      $0.08
                                  2nd       12.500      10.312       0.10
                                  3rd       16.250      11.250       0.10
                                  4th       25.562      15.562       0.10

1999                              1st      $21.625     $17.125      $0.06
                                  2nd       19.000      15.813       0.08
                                  3rd       18.000      13.063       0.08
                                  4th       13.875      10.625       0.08

As of February 15, 2001, the approximate number of record holders of the Company's Common Stock was 688, which does not include beneficial owners whose shares are held in record names of brokers and nominees. The last sales price for the Common Stock as quoted on the NASDAQ National Market on such date was $27.875 per share.

The terms of the Company's 8.35% Non-cumulative Monthly Income Preferred Stock, Series B (liquidation preference $25 per share) and of the Company's 7% Non-cumulative Monthly Income Preferred Stock, Series A (liquidation preference $50 per share) do not permit the payment of cash dividends on Common Stock if dividends on the respective series of preferred stock are in arrears.

The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture for its 7.84% Senior Notes due on 2006 (the "Senior Note Indenture") from paying dividends on any capital stock if an event of default exists under such agreement, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since October 1, 1996, exceed the sum of: (i) 50% of the Company's Consolidated Net Income (as defined in the Senior Note Indenture), accrued from October 1, 1996, to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $15 million; and (iii) the net proceeds of any sale of capital stock subsequent to October 15, 1996. In addition, under other debt agreements of Doral Financial, the Company may be prohibited from paying dividends if it is in default under such agreements.

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

United States citizens who are not residents of Puerto Rico may also make such an election except that notwithstanding the making of such election, a 10% withholding will still be made on the amount of any dividend distribution unless the individual files with the Company's transfer agent prior to the first distribution date for the taxable year, a certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions will not be subject to Puerto Rico income taxes.

United States income tax law permits a credit against United States income tax liability, subject to certain limitations, for Puerto Rico income taxes paid or deemed paid with respect to such dividends.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL
Doral Financial Corporation is a financial holding company that, together with its wholly owned subsidiaries, is engaged in mortgage banking, banking, investment and broker-dealer activities and insurance agency services. It is primarily engaged in a wide range of mortgage banking activities, including the origination, purchase, sale and servicing of mortgage loans on single-family residences, the issuance and sale of various types of mortgage-backed securities, the holding of mortgage loans, mortgage-backed securities and other investment securities for sale or investment, the purchase and sale of servicing rights associated with such mortgage loans and, to a lesser extent, the origination of construction loans and mortgage loans secured by income producing real estate and land (the "mortgage banking business").

Doral Financial completed its 28th year of operations and is the leading originator and servicer of mortgage loans on single-family residences in Puerto Rico. The volume of loans originated and purchased during the three years ended December 31, 2000, 1999 and 1998 was approximately $3.2 billion, $2.7 billion and $2.3 billion, respectively. Doral Financial's mortgage servicing portfolio increased to approximately $8.8 billion as of December 31, 2000, from $7.6 billion as of the same date a year ago, an increase of 16%. Doral Financial's strategy is to increase the size of its mortgage servicing portfolio by relying principally on internal loan originations and purchases of mortgage loans on a servicing released basis.

For the years ended December 31, 2000, 1999 and 1998, Doral Financial's banking subsidiaries contributed approximately $26.9 million, $15.7 million and $8.2 million, or 32%, 23% and 16%, respectively, to the Company's consolidated net income.

Doral Financial maintains a substantial portfolio of mortgage-backed and U.S. government and agency securities, which are tax exempt to the Company. At December 31, 2000, Doral Financial held securities for trading with a fair market value of $1.1 billion. As of such date, Doral Financial also held approximately $1.6 billion in securities and other investments that are classified as held to maturity and $182.4 million of investment securities that were classified as available for sale.

For information regarding net interest income, non-interest income, net income and identifiable assets broken down by Doral Financial's mortgage banking, banking, investment broker-dealer and insurance services segments, please refer to note 32 of Doral Financial's Consolidated Financial Statements.

Unlike most financial holding companies, Doral Financial has significant assets and operations at the holding company level. HF Mortgage Bankers, one of Doral Financial's principal mortgage units, is organized as an operating division within the parent company. As of December 31, 2000, Doral Financial had assets of $3.3 billion at the parent company level.

The following table sets forth certain selected consolidated financial data for Doral Financial for each of the five years in the period ended December 31, 2000. This information should be read in conjunction with Doral Financial's Consolidated Financial Statements and related notes thereto.

TABLE A - SELECTED FINANCIAL DATA
(Dollars in thousands, except for share data)                                     YEAR ENDED DECEMBER 31,
                                                             2000           1999          1998            1997             1996
                                                         -----------    -----------    -----------    ------------     -----------
Selected Income Statement Data:(1)
   Interest income                                       $   325,545    $   211,679    $   150,051    $     90,131     $    66,987
   Interest expense                                          283,241        161,795        114,786          61,438          46,443
                                                         -----------    -----------    -----------    ------------     -----------
   Net interest income                                        42,304         49,884         35,265          28,693          20,544
   Provision for loan losses                                   4,078          2,626            883             792             797
                                                         -----------    -----------    -----------    ------------     -----------
   Net interest income after provision for loan
     losses                                                   38,226         47,258         34,382          27,901          19,747
   Non-interest income                                       164,585        126,911         86,340          45,286          40,846
   Non-interest expense                                      106,659         97,556         60,883          35,390          29,314
                                                         -----------    -----------    -----------    ------------     -----------
   Income before taxes and extraordinary item                 96,152         76,613         59,839          37,797          31,279
   Income taxes                                               11,496          8,687          7,007           5,249           4,238
                                                         -----------    -----------    -----------    ------------     -----------
   Income before extraordinary item                           84,656         67,926         52,832          32,548          27,041
   Extraordinary item -
      non-cash charge on extinguishment of debt                   --             --             --          12,317              --
                                                         -----------    -----------    -----------    ------------     -----------
   Net income                                            $    84,656    $    67,926    $    52,832    $     20,231     $    27,041
                                                         ===========    ===========    ===========    ============     ===========

   Cash dividends paid                                   $    22,749    $    17,269    $     9,975    $      7,199     $     6,008
                                                         ===========    ===========    ===========    ============     ===========

Per Common Share Data:
   Basic:
      Income before extraordinary item                   $      1.86    $      1.55    $      1.31    $       0.89     $      0.75
      Extraordinary item                                          --             --             --           (0.34)             --
                                                         -----------    -----------    -----------    ------------     -----------
      Net income                                         $      1.86    $      1.55    $      1.31    $       0.55     $      0.75
                                                         ===========    ===========    ===========    ============     ===========

   Diluted:
      Income before extraordinary item                   $      1.85    $      1.50    $      1.26    $       0.85     $      0.71
      Extraordinary item                                          --             --             --           (0.32)             --
                                                         -----------    -----------    -----------    ------------     -----------
      Net income                                         $      1.85    $      1.50    $      1.26    $       0.53     $      0.71
                                                         ===========    ===========    ===========    ============     ===========

   Dividends declared                                    $      0.38    $      0.30    $      0.23    $       0.20     $      0.17

   Book value                                            $      8.94    $      7.46    $      6.46    $       9.70     $      8.26

Weighted average shares outstanding:
      Basic                                               41,887,708     40,428,920     39,941,068      36,680,158      36,266,244
      Diluted                                             42,093,509     42,421,477     41,928,186      38,728,632      38,725,072

Shares outstanding at end of period                       42,393,134     40,428,920     40,428,920      18,397,460      18,222,184

Selected Balance Sheet Data:(1)
   Mortgage loans held for sale                          $ 1,354,605    $ 1,015,703    $   883,048    $    404,672     $   260,175
   Securities held for trading                             1,101,938        862,698        606,918         620,288         436,125
   Securities held to maturity                             1,558,313      1,509,060        190,778         143,534         107,222
   Securities available for sale                             182,374         66,325        408,888         240,876          12,007
   Loans receivable, net                                     398,191        231,184        166,987         133,055         128,766
   Servicing assets                                          139,795        109,721         72,568          46,416          20,969
   Total assets                                            5,463,386      4,537,343      2,918,113       1,857,789       1,106,083
   Loans payable                                             372,620        353,460        426,704         238,770         196,643
   Securities sold under agreements to repurchase          2,275,855      1,927,956      1,197,328         838,142         387,651
   Notes payable                                             444,746        461,053        199,733         164,934         152,126
   Deposit accounts                                        1,303,525      1,010,424        533,113         300,494         158,902
   Stockholders' equity                                      505,710        384,982        269,559         186,955         150,531

TABLE A - SELECTED FINANCIAL DATA (CONTINUED)                                     YEAR ENDED DECEMBER 31,
                                                             2000           1999          1998            1997             1996
                                                         -----------    -----------    -----------    ------------     -----------
Operating Data:
   Loan production                                       $ 3,174,000    $ 2,722,000    $ 2,313,000    $  1,037,000     $   817,000
   Mortgage loan servicing portfolio                       8,805,000      7,633,000      6,186,000       4,655,000       3,068,000

Selected Financial Ratios:(2)(3)
   Return on Average Assets                                     1.66%          1.92%          2.17%           1.37%           2.68%
   Return on Average Common Equity                             23.03%         21.92%         21.65%          11.99%          19.35%
   Dividend Payout Ratio for Common Stock                      20.50%         20.00%         18.25%          37.74%          23.24%
   Average Equity to Average Assets                             8.49%         10.04%         10.00%          11.39%          13.81%
   Interest Rate Spread                                         0.92%          1.35%          1.64%           2.10%           2.17%
   Net Yield on Average Interest-Earning Assets                 7.10%          6.86%          7.30%           7.90%           7.85%
   Net Yield on Average Interest-Bearing Liabilities            6.18%          5.51%          5.66%           5.80%           5.68%

(1) Certain reclassifications of prior years' data have been made to conform to 2000 classifications.
(2) Return on Average Assets, Return on Average Common Equity and Dividend Payout Ratio for Common Stock based on income before an extraordinary item for 1997 would have been 2.19%, 19.29% and 23.53%, respectively.
(3) Average balances computed on a monthly basis.

LOAN PRODUCTION
The following table sets forth the number and dollar amount of Doral Financial's loan production for the periods indicated:

TABLE B - LOAN PRODUCTION                                                                 YEAR ENDED DECEMBER 31,
(Dollars in thousands, except for average initial loan balance)                  2000               1999               1998
                                                                              ----------         ----------         ----------
FHA/VA mortgage loans
   Number of loans                                                                 6,893              8,794              7,217
   Volume of loans                                                            $  628,290         $  722,969         $  571,027
   Percent of total volume                                                            20%                27%                25%

Conventional conforming mortgage loans
   Number of loans                                                                 8,227             10,172              9,755
   Volume of loans                                                            $  535,007         $  769,838         $  873,540
   Percent of total volume                                                            17%                28%                38%

Conventional non-conforming mortgage loans(1)(2)
   Number of loans                                                                16,494             11,852             10,735
   Volume of loans                                                            $1,408,709         $  818,556         $  642,769
   Percent of total volume                                                            44%                30%                27%

Other(3)
   Number of loans                                                                 1,374              1,783                799
   Volume of loans                                                            $  601,740         $  410,756         $  225,551
   Percent of total volume                                                            19%                15%                10%

Total loans
   Number of loans                                                                32,988             32,601             28,506
                                                                              ==========         ==========         ==========
   Volume of loans                                                            $3,173,746         $2,722,119         $2,312,887
                                                                              ==========         ==========         ==========

Average initial loan balance                                                  $   96,209         $   83,498         $   81,140
                                                                              ==========         ==========         ==========

(1) Includes $67 million, $26 million and $20 million in second mortgages for the years ended December 31, 2000, 1999 and 1998, respectively.

(2) Includes $55 million, $42 million and $36 million in home equity or personal loans secured by real estate mortgages up to $40,000 for the years ended December 31, 2000, 1999 and 1998, respectively.

(3) Consists of construction loans on residential projects, mortgage loans secured by multi-family and commercial properties as well as other commercial, land, and consumer loans.

A substantial portion of Doral Financial's total mortgage loan originations has consistently been composed of refinance loans. For the years ended December 31, 2000, 1999 and 1998, refinance loans represented approximately 38%, 61% and 62%, respectively, of the total dollar volume of mortgage loans originated (excluding loans purchased from third parties). The decrease in refinanced loans during 2000 reflects the high level of mortgage interest rates experienced during such year. Doral Financial anticipates that decreases in mortgage interest rates would increase the volume of refinance loans.

LOAN ORIGINATION CHANNELS
In Puerto Rico, Doral Financial relies primarily on its extensive retail mortgage banking and bank branch network to originate loans. It supplements these originations by wholesale originations consisting primarily of purchases of FHA and VA loans from other mortgage bankers and conventional loans from financial institutions. The Company also originates consumer, commercial, construction and land loans. In Puerto Rico, the Company maintains a specialized unit that works closely with home builders and originates mortgage loans to finance the acquisition of homes in new residential developments.

Doral Financial customarily sells or securitizes into mortgage-backed securities substantially all the loans it originates, except for certain consumer, commercial, construction, land, and commercial real estate loans which are held for investment and classified as Loans Receivable. See "Loans Receivable."

The following table sets forth the sources of Doral Financial's loan production as a percentage of total loan originations for the periods indicated:

TABLE C - LOAN ORIGINATION SOURCES

                                                                YEAR ENDED DECEMBER 31,
                                                     2000                            1999                1998
                                         --------------------------      --------------------------      -----
                                         PUERTO                          PUERTO
                                          RICO        US      TOTAL       RICO        US      TOTAL      TOTAL
                                         ------       --      -----      ------       --      -----      -----
Retail                                     35%        --        35%        52%        --        52%        52%
Wholesale                                  33%         1%       34%        19%         6%       25%        28%
New Housing
Developments                               12%        --        12%         8%        --         8%         8%
Multi-family                               --          2%        2%        --          5%        5%         5%
Other(1)                                   17%        --        17%        10%        --        10%         7%

(1) Refers to commercial, construction, land, and consumer loans originated through Doral Bank PR and other specialized units.

MORTGAGE LOAN SERVICING
Doral Financial's principal source of servicing rights has traditionally been its own mortgage loan production. However, during the years ended December 31, 2000 and 1999, Doral Financial purchased servicing rights to approximately $184.3 million and $238.3 million, respectively, in principal amount of mortgage loans. Doral Financial intends to continue growing its mortgage servicing portfolio primarily by internal loan originations and wholesale purchases of mortgage loans. It will, however, continue to seek and consider attractive opportunities for bulk purchases of servicing rights from third parties.

The following table sets forth certain information regarding the total mortgage loan servicing portfolio of Doral Financial for the periods indicated:

TABLE D - MORTGAGE LOAN SERVICING
(Dollars in thousands, except for average size of loans prepaid)                           YEAR ENDED DECEMBER 31,
                                                                                 2000               1999               1998
                                                                              ----------         ----------         ----------
COMPOSITION OF SERVICING PORTFOLIO AT PERIOD END:
GNMA                                                                          $3,140,493         $2,685,008         $2,281,903
FHLMC/FNMA                                                                     2,332,116          2,195,977          1,557,592
Doral Financial grantor trusts                                                    86,766            109,615            146,790
Other conventional mortgage loans(1)                                           3,245,331          2,642,581          2,199,774
                                                                              ----------         ----------         ----------
Total servicing portfolio                                                     $8,804,706         $7,633,181         $6,186,059
                                                                              ==========         ==========         ==========

SERVICING PORTFOLIO ACTIVITY:
Beginning servicing portfolio                                                 $7,633,181         $6,186,059         $4,655,135
Add:
   Loans funded and purchased(2)                                               2,723,399          2,385,162          2,243,034
   Bulk servicing acquired                                                       184,251            238,265            380,393
Less:
   Servicing transferred and loans purchased serviced by others                  688,536                 --            103,003
   Run-off(3)                                                                  1,047,589          1,176,305            989,500
                                                                              ----------         ----------         ----------
Ending servicing portfolio                                                    $8,804,706         $7,633,181         $6,186,059
                                                                              ==========         ==========         ==========

SELECTED DATA REGARDING MORTGAGE LOANS SERVICED:
Number of loans                                                                  128,090            115,691            101,760
Weighted average interest rate                                                      7.77%              7.60%              7.89%
Weighted average remaining maturity (months)                                         253                251                208
Weighted average servicing fee rate                                               0.3342%            0.3741%            0.3762%
Average servicing portfolio                                                   $8,271,683         $7,226,939         $5,225,921
Principal prepayments (loans paid-off)                                        $  587,000         $  709,000         $  644,000
Prepayments (loans paid-off) to average portfolio                                      7%                10%                12%
Average size of loans prepaid                                                 $   50,192         $   51,400         $   50,300
Servicing assets                                                              $  139,795         $  109,721         $   72,568

DELINQUENT MORTGAGE LOANS AND PENDING FORECLOSURES AT PERIOD END:
60-89 days past due                                                                 1.44%              1.32%              1.26%
90 days or more past due                                                            2.44%              1.86%              2.35%
                                                                              ----------         ----------         ----------
Total delinquencies excluding foreclosures                                          3.88%              3.18%              3.61%
                                                                              ==========         ==========         ==========
Foreclosures pending                                                                1.01%              1.14%              1.08%
                                                                              ==========         ==========         ==========

(1) Includes $867 million, $1.1 billion and $925 million of loans owned by the Company at December 31, 2000, 1999 and 1998, respectively, which represented 10%, 15% and 15%, respectively, of the total servicing portfolio as of such dates.
(2) Excludes approximately $450 million, $337 million and $70 million of commercial construction loans not included in the Company's mortgage servicing portfolio for the years ended December 31, 2000, 1999 and 1998, respectively.
(3) Run-off refers to regular amortization of loans, prepayments and foreclosures.

Substantially all of the mortgage loans in Doral Financial's servicing portfolio are secured by single (one-to-four) family residences secured by real estate located in Puerto Rico. At December 31, 2000, 1999 and 1998, less than 7%, 6% and 5%, respectively, of Doral Financial's mortgage servicing portfolio was related to mortgages secured by real property located outside Puerto Rico.

LOANS RECEIVABLE
Doral Financial originates mortgage loans secured by income producing residential and commercial properties, construction loans, land loans and other commercial and consumer loans that are held for investment and classified as loans receivable. Substantially all of Doral Financial's loans receivable represent loans made to entities or individuals located in Puerto Rico.

The maximum aggregate amount of unsecured loans that Doral Bank PR could make to a single borrower under Puerto Rico banking regulations as of December 31, 2000, was $20.6 million. The maximum aggregate amount of loans that Doral Bank NY could make to a single borrower under OTS banking regulations as of December 31, 2000, was $3.7 million.

The following table sets forth certain information regarding Doral Financial's loans receivable as of the dates indicated:

TABLE E - LOANS RECEIVABLE, NET

(Dollars in thousands)                                                   AS OF DECEMBER 31,
                                 --------------------------------------------------------------------------------------------------
                                        2000                1999                1998                1997                1996
                                 -----------------   -----------------   -----------------   -----------------   ------------------
                                  AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT   PERCENT    AMOUNT    PERCENT
                                 --------  -------   --------  -------   --------  -------   --------  -------   --------   -------
Construction loans               $238,393     54%    $114,853     41%    $ 72,081     33%    $  9,927      7%    $  2,793       2%
Residential mortgage loans         74,862     17%      70,659     26%      80,902     37%      87,037     65%      91,596      71%
Commercial real estate             38,353      9%      32,383     12%      16,443      8%      19,036     14%      18,462      14%
Consumer secured by
mortgage                            2,107      1%       3,317      1%       5,005      2%       7,828      6%      12,207       9%
Consumer - other                   16,652      4%      11,629      4%       6,290      3%       2,328      2%         356        (1)
Commercial non-real estate         32,501      7%      16,989      6%      11,051      5%       3,461      2%       2,047       2%
Loans on saving deposits           10,836      2%       7,793      3%       3,676      2%       3,513      3%       1,771       1%
Land secured                       26,935      6%      19,927      7%      21,418     10%       1,488      1%         814       1%
                                 --------    ---     --------    ---     --------    ---     --------    ---     --------    ----
   Loans receivable, gross        440,639    100%     277,550    100%     216,866    100%     134,618    100%     130,046     100%
                                 --------    ---     --------    ---     --------    ---     --------    ---     --------    ----
Less:
   Undisbursed portion of
        loans in process          (35,134)            (40,571)            (47,575)                 --                  --
   Unearned interest and
        deferred loan fees         (2,476)             (3,655)               (648)               (322)               (561)
   Allowance for loan
        losses(2)                  (4,838)             (2,140)             (1,656)             (1,241)               (719)
                                 --------            --------            --------            --------            --------
                                  (42,448)            (46,366)            (49,879)             (1,563)             (1,280)
                                 --------            --------            --------            --------            --------
   Loans receivable, net         $398,191            $231,184            $166,987            $133,055            $128,766
                                 ========            ========            ========            ========            ========

(1) Less than one percent.
(2) Does not include $4.5 million, $4.0 million, $3.5 million, $1.6 million and $1.4 million, of allowance for loan losses allocated to mortgage loans held for sale as of December 31, 2000, 1999, 1998, 1997 and 1996, respectively.

The following table sets forth certain information as of December 31, 2000, regarding the dollar amount of Doral Financial's loans receivable portfolio based on the remaining contractual maturity. Expected maturities may differ from contractual maturities because of prepayments and other market factors. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

TABLE F - LOANS RECEIVABLE BY CONTRACTUAL MATURITIES

                                                           AS OF DECEMBER 31, 2000
                                            1 YEAR OR       1 TO 5         OVER 5
(Dollars in thousands)                         LESS          YEARS          YEARS           TOTAL
                                             -------        -------        -------        --------
Construction loans                          $234,381        $ 2,572        $ 1,440        $238,393
Residential mortgage loans                    14,799          7,241         52,822          74,862
Commercial real estate                        14,399         15,339          8,615          38,353
Consumer - secured by mortgage                    24            195          1,888           2,107
Consumer - other                               8,489          7,986            177          16,652
Commercial non-real estate                    23,430          5,617          3,454          32,501
Loans on saving deposits                       6,006          4,830             --          10,836
Land secured                                  24,744            209          1,982          26,935
                                            --------        -------        -------        --------
   Loans receivable, gross                  $326,272        $43,989        $70,378        $440,639
                                            ========        =======        =======        ========

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

The following table sets forth the dollar amount of total loans receivable at December 31, 2000, as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.

TABLE G - LOANS RECEIVABLE BY FIXED AND FLOATING RATES

                                                                           FLOATING OR
(Dollars in thousands)                                    FIXED-RATE      ADJUSTABLE-RATE         TOTAL
                                                          ----------      ---------------     ----------
Construction loans                                        $   17,103        $  221,290        $  238,393
Residential mortgage loans                                    61,323            13,539            74,862
Commercial real estate                                        27,754            10,599            38,353
Consumer - secured by mortgage                                 2,107                --             2,107
Consumer - other                                              14,487             2,165            16,652
Commercial non-real estate                                     9,363            23,138            32,501
Loans on saving deposits                                      10,836                --            10,836
Land secured                                                   2,037            24,898            26,935
                                                          ----------        ----------        ----------
   Loans receivable, gross                                $  145,010        $  295,629        $  440,639
                                                          ==========        ==========        ==========

Doral Financial originates adjustable and fixed interest rate loans. However, given traditional consumer preferences in Puerto Rico for fixed rate residential mortgage loans, the Company's principal product, Doral Financial does not anticipate a significant growth in the amount of adjustable rate residential loans held for sale. In the case of construction and land loans, mortgage loans secured by commercial properties and other commercial loans classified as loans receivable, a substantial portion of such loans are adjustable rate. At December 31, 2000, 1999 and 1998, approximately 67%, 56% and 48%, respectively, of Doral Financial's gross loans receivable were adjustable rate loans. The increase in adjustable rate loans experienced during 2000 and 1999 was mainly the result of higher production in loans for construction development projects and land loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to the prime rate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Financial pays on the different funding sources used to finance these loans. Substantially all construction, commercial and land loans held by Doral Financial are adjustable rate loans maturing within 36 months.

CREDIT RISKS RELATED TO LOAN ACTIVITIES
With respect to mortgage loans originated for sale as part of Doral Financial's mortgage banking business, Doral Financial is generally at risk for any mortgage loan default from the time Doral Financial originates the mortgage loan until the time it sells the loan or packages it into a mortgage-backed security. With respect to FHA loans, the Company is fully insured as to principal by the FHA against foreclosure loss. VA loans are guaranteed up to 25% to 50% of the principal amount of the loan subject to a maximum, ranging from $22,500 to $50,750. Loan-to-value ratios for residential mortgage loans generally do not exceed 80% (85% for qualifying home purchase transactions through Doral Bank PR) unless private mortgage insurance is obtained.

Loans that do not qualify for the insurance or guarantee programs of FHA and VA, or the sale or exchange programs of FNMA or FHLMC, referred to as "non-conforming loans," plus loans secured by multi-family projects, are at times sold to investors on a full or partial recourse basis or with put-back options to the buyer. In such cases, Doral Financial retains all or part of the credit risk associated with such loans after sale. As of

December 31, 2000, the maximum amount in loans that the Company would have been required to repurchase if all loans subject to recourse defaulted or if the buyers exercised their put-back options was $619.0 million. As of December 31, 2000, Doral Financial maintained a reserve of $1.7 million for potential losses from such recourse arrangements, which is included in "Accrued expenses and other liabilities" in Doral Financial's Consolidated Financial Statements.

Loans secured by income-producing residential and commercial properties involve greater credit risk because they are larger in size and more risk is concentrated in a single borrower. The properties securing these loans are also more difficult to dispose of in case of foreclosure.

Doral Financial is also subject to credit risk with respect to its portfolio of loans receivable. Loans receivable represent loans that the Company holds for investment and, therefore, the Company is at risk for the term of the loan. As of December 31, 2000, approximately 17% of Doral Financial's gross loans receivable portfolio consisted of residential mortgage loans.

Doral Financial manages credit risk by maintaining sound underwriting standards, monitoring the quality of the loan portfolio, assessing reserves and loan concentrations, recruiting qualified credit officers, implementing and monitoring lending policies and collateral requirements, and instituting procedures to ensure compliance with laws and regulations. The Company's collateral requirements for loans depend on the financial strength of the borrower and the type of loan involved. Acceptable collateral principally includes cash, deposit and investment accounts and real estate, and, to a lesser extent, liens on accounts receivable, leases receivable, inventory and personal property. In the case of non-conforming loans sold subject to recourse, the Company also generally requires lower loan-to-value ratios to protect itself from possible losses on foreclosure.

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

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES
Non-performing assets ("NPAs") consist of loans held for sale past due 90 days and still accruing, loans on a non-accrual basis and other real estate owned. Loans generated by Doral Financial's banking subsidiaries and construction loans generated by the mortgage banking units are placed on a non-accrual basis after 90 days or more past due, at which point a reserve for all unpaid interest previously accrued is established. Interest income is recognized when the loan is no longer 90 days or more delinquent and collectibility is reasonably assured. For the years ended December 31, 2000, 1999, 1998, 1997 and 1996, the Company would have recognized $911,000, $393,000, $335,000, $201,000 and
$114,000, respectively, in additional interest income had all delinquent loans owned by Doral Financial's banking subsidiaries and the construction loans generated by the mortgage banking units been accounted for on an accrual basis. Mortgage loans held for sale by Doral Financial's mortgage banking units are not normally placed on a non-accrual basis following default. Doral Financial believes that this policy is reasonable because these loans are adequately secured by real estate, have a low loan-to-value ratio, and the amounts due on the loans are generally recovered through the sale of the property after foreclosure or negotiated settlements with borrowers.

The following table sets forth information with respect to Doral Financial's non-accrual loans, other real estate owned ("OREO") and other non-performing assets as of the dates indicated. Doral Financial did not have any troubled debt restructurings as of any of the periods presented.

TABLE H - NON-PERFORMING ASSETS

                                                                                         AS OF DECEMBER 31,
(Dollars in thousands)                                              2000          1999          1998          1997          1996
----------------------                                            --------      --------      --------      --------      --------

Mortgage banking business:
   Non-accrual loans:
      Construction Loans                                          $  1,155      $     --      $     --      $     --      $     --
      Loans held-for-sale past due 90 days
         and still accruing(1)                                      53,288        44,030        49,201        41,793        36,978
      OREO                                                           5,936         3,834         2,987         3,025         2,246
      Other non-performing assets                                       --            --         1,011         1,597         1,833
                                                                  --------      --------      --------      --------      --------

   Total NPAs of mortgage banking business                          60,379        47,864        53,199        46,415        41,057
                                                                  --------      --------      --------      --------      --------

Other lending activities through banking subsidiaries:
   Non-accrual loans:
      Construction loans                                             1,029            --           183            --           125
      Residential mortgage loans                                     4,965         3,731         2,382         1,623         1,101
      Commercial real estate                                         1,390           567           770           775           502
      Consumer                                                         312           205           241            64            --
      Commercial non-real estate                                       301            --            95            --            --
                                                                  --------      --------      --------      --------      --------

   Total non-accrual loans                                           7,997         4,503         3,671         2,462         1,728

   OREO                                                                322            76            --            --            --
                                                                  --------      --------      --------      --------      --------

   Total NPAs of banking subsidiaries                                8,319         4,579         3,671         2,462         1,728
                                                                  --------      --------      --------      --------      --------

   Total NPAs of Doral Financial (consolidated)                   $ 68,698      $ 52,443      $ 56,870      $ 48,877      $ 42,785
                                                                  ========      ========      ========      ========      ========

   Total NPAs of banking subsidiaries as
      a percentage of their loans receivable,
      net and OREO                                                    2.31%         2.53%         2.88%         1.85%         1.34%

   Total NPAs of Doral Financial
      as a percentage
      of consolidated total assets                                    1.26%         1.16%         1.95%         2.63%         3.87%

   Ratio of allowance for loan losses to total
      NPAs of Doral Financial                                        13.67%        11.70%         9.08%         5.86%         5.03%

(1) Does not include approximately $26.5 million, $26.1 million, $6.5 million, $807,000 and $4.1 million of 90 days past due FHA/VA loans for the years ended December 31, 2000, 1999, 1998, 1997 and 1996, respectively, which are not considered non-performing assets by Doral Financial because the principal balance of these loans is insured or guaranteed under applicable FHA and VA programs and interest is, in most cases, fully recovered in foreclosure procedures.

Doral Financial believes that the value of the OREO reflected on its financial statements represents a reasonable estimate of the properties' fair values, net of cost of disposition.

The following table summarizes certain information regarding Doral Financial's allowance for loan losses and losses on OREO, for both the Company's banking and mortgage banking business for the periods indicated.

TABLE I - ALLOWANCE FOR LOAN LOSSES AND OREO

                                                                               AS OF DECEMBER 31,
(Dollars in thousands)                                    2000          1999          1998          1997          1996
----------------------                                  --------      --------      --------      --------      --------

Allowance for OREO Losses:
   Balance at beginning of period                       $    910      $  1,011      $    676      $    356      $    356
   Provision for losses                                      765           620         1,402           787           305
   Losses charged to the allowance                          (145)         (721)       (1,067)         (467)         (305)
                                                        --------      --------      --------      --------      --------
   Balance at end of period                             $  1,530      $    910      $  1,011      $    676      $    356
                                                        ========      ========      ========      ========      ========

Allowance for Loan Losses:(1)
   Balance at beginning of period                       $  6,136      $  5,166      $  2,866      $  2,152      $  2,047
   Provision for loan losses                               4,078         2,626           883           792           797
                                                        --------      --------      --------      --------      --------

   Charge-offs:
      Mortgage loans held for sale                          (201)       (1,480)           --            --            --
      Construction loans                                      --            --            --            --            --
      Residential mortgage loans                             (24)           --            --            --          (617)
      Commercial real estate                                  --            --            --            --            --
      Consumer                                              (529)         (477)         (127)         (124)         (123)
      Commercial non-real estate                            (239)          (17)           --            --            --
      Other                                                 (122)          (40)           --            --            --
                                                        --------      --------      --------      --------      --------
   Total Charge-offs                                      (1,115)       (2,014)         (127)         (124)         (740)
                                                        --------      --------      --------      --------      --------

   Recoveries:
      Mortgage loans held for sale                            14           294            --            --            --
      Construction                                            --            --            --            --            --
      Residential mortgage loans                             103            --            --            --            --
      Commercial real estate                                  --            --            --            --            --
      Consumer                                               115            64            76            46            48
      Commercial non-real estate                              50            --            --            --            --
      Other                                                    6            --            --            --            --
                                                        --------      --------      --------      --------      --------
   Total recoveries                                          288           358            76            46            48
                                                        --------      --------      --------      --------      --------
   Net charge-offs                                          (827)       (1,656)          (51)          (78)         (692)
                                                        --------      --------      --------      --------      --------
   Other                                                      --            --         1,468            --            --
                                                        --------      --------      --------      --------      --------
   Balance at end of period                             $  9,387      $  6,136      $  5,166      $  2,866      $  2,152
                                                        ========      ========      ========      ========      ========

Allowance for loan losses as a percentage
   of total loans outstanding                               0.54%         0.49%         0.49%         0.53%         0.55%
Net charge-offs as a percentage of total loans              0.05%         0.13%         0.01%         0.01%         0.18%

(1) Relates to mortgage loans held for sale and loans receivable held for investment.

The following table sets forth information concerning the allocation of Doral Financial's allowance for loan losses by loan category as of the dates indicated:

TABLE J - ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                            AS OF DECEMBER 31,
(Dollars in thousands)                     2000              1999              1998              1997              1996
                                      AMOUNT   PERCENT  AMOUNT   PERCENT  AMOUNT   PERCENT  AMOUNT   PERCENT  AMOUNT   PERCENT
                                      ------   -------  ------   -------  ------   -------  ------   -------  ------   -------

Mortgage loans held for sale          $4,549     48.5%  $3,996     65.1%  $3,510     67.9%  $1,625     56.7%  $1,433     66.6%
Loans receivable, net
   Construction                        2,617     27.9%     885     14.4%     117      2.3%      51      1.8%      13      0.6%
   Residential mortgage loans            822      8.8%     545      8.9%   1,225     23.8%     990     34.5%     510     23.7%
   Commercial real estate                421      4.4%     250      4.1%      81      1.6%     101      3.5%     102      4.7%
   Consumer - secured by mortgage         23      0.2%      25      0.4%      25      0.5%      42      1.5%      67      3.1%
   Consumer - other                      183      1.9%      90      1.5%      31      0.6%      12      0.4%       2      0.1%
   Commercial non-real estate            357      3.8%     131      2.1%      54      1.0%      18      0.6%      11      0.5%
   Loans on saving deposits              119      1.3%      60      1.0%      18      0.3%      19      0.7%      10      0.5%
   Land secured                          296      3.2%     154      2.5%     105      2.0%       8      0.3%       4      0.2%
                                      ------    -----   ------    -----   ------    -----   ------    -----   ------    -----
      Total                           $9,387    100.0%  $6,136    100.0%  $5,166    100.0%  $2,866    100.0%  $2,152    100.0%
                                      ======            ======            ======            ======            ======

The allowance for loan losses was $9.4 million at December 31, 2000, compared to $6.1 million at December 31, 1999, and $5.2 million as of December 31, 1998. The increase in the allowance for 2000 was primarily a result of a larger loan portfolio as well as an increase in the amount of construction, commercial real estate and other commercial loans that carry greater credit risk.

The percentage of the allowance for loan losses to non-performing loans will not remain constant due to the nature of Doral Financial's portfolio of loans that are primarily collateralized by real estate. The collateral for each non-performing mortgage loan is analyzed to determine potential loss exposure, and, in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions, and other appropriate data to identify the risks in the loan portfolio. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged-off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary if economic conditions change substantially from the expectations used by Doral Financial in determining the allowance for loan losses.

INVESTMENT AND TRADING ACTIVITIES

As part of its mortgage securitization activities, Doral Financial is involved in the purchase and sale of mortgage-backed securities held for trading. At December 31, 2000, Doral Financial held securities for trading with a fair market value of $1.1 billion, approximately $856.8 million of which consisted of Puerto Rico tax-exempt GNMA securities and other securities, the interest on which is tax-exempt to the Company. These tax-exempt securities are generally held by Doral Financial for longer periods prior to sale in order to maximize the tax-exempt interest received thereon. Securities held for trading are reflected on Doral Financial's Consolidated Financial Statements at their fair market value with resulting gains or losses included as part of trading account.

As part of its strategy to maximize net interest income, Doral Financial also invests in securities that are classified as available for sale or held to maturity. As of December 31, 2000, Doral Financial held $182.4 million of investment securities that were classified as available for sale and reported at fair value, with unrealized gains or losses included in stockholders' equity and reported as "Accumulated other comprehensive income (loss), net of taxes," in Doral Financial's Consolidated Financial Statements. At December 31, 2000, Doral Financial had unrealized gains in other comprehensive income of $2.9 million compared to unrealized losses of $7.2 million at December 31, 1999. The increase in the value of these securities during 2000 was due to the decrease in interest rates during the fourth quarter of 2000. As of December 31, 2000, Doral Financial held approximately $1.6 billion in securities and other investments that are classified as held to maturity.

The following table summarizes Doral Financial's securities holdings as of December 31, 2000.


TABLE K - INVESTMENT SECURITIES

                                            HELD FOR    AVAILABLE     HELD TO
(Dollars in thousands)                      TRADING      FOR SALE     MATURITY
----------------------                     ----------   ----------   ----------

Mortgage-backed securities                 $  958,731   $   77,787   $  155,541
Interest-only strips                          137,652           --           --
U.S. Treasury and agency securities               126      104,587    1,394,037
Puerto Rico government obligations              1,397           --        8,735
Other                                           4,032           --           --
                                           ----------   ----------   ----------
   Total                                   $1,101,938   $  182,374   $1,558,313
                                           ==========   ==========   ==========

For additional information regarding the composition of the Company's investment securities, please refer to Notes 5, 6 and 7 of the Company's Consolidated Financial Statements.

BROKER-DEALER ACTIVITIES

Doral Financial is involved in the securities business through Doral Securities, a broker-dealer firm that provides retail and institutional brokerage, investment banking, and financial advisory services in Puerto Rico and the Caribbean region.

The table below shows certain financial information for Doral Securities for the years ended December 31, 2000, 1999 and 1998.

TABLE L - FINANCIAL INFORMATION OF DORAL SECURITIES (BROKER-DEALER SUBSIDIARY)

                                                        YEAR ENDED DECEMBER 31,
(Dollars in thousands)                                 2000       1999       1998
----------------------                               --------   --------   --------

Selected Income Statement Data:
   Trading account profit                            $  3,238   $  3,770   $  3,196
   Net interest income                                  2,164      2,366      1,729
   Investment banking and other fees                    2,147      2,145        996
   Commissions                                          1,653        923        759
                                                     --------   --------   --------
      Total revenues, net of interest expense        $  9,202   $  9,204   $  6,680
                                                     ========   ========   ========

RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

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

These factors are, in turn, primarily influenced by:

-        the direction of interest rates;
-        the level of demand for mortgage credit;
-        the strength of the economy; and
-        the relationship between interest rates and the cost of funds.

The components of Doral Financial's revenues are: (1) net interest income; (2) net gains on mortgage loan sales; (3) servicing income; (4) trading account; (5) gain on sale of investment securities; (6) gain on sale of servicing assets; and
(7) commissions, fees and other income.

NET INCOME

Doral Financial's net income for the year ended December 31, 2000, increased to $84.7 million, compared to $67.9 million and $52.8 million for 1999 and 1998, respectively. Consolidated results include the operations of Doral Financial's banking subsidiaries, which contributed approximately $26.9 million to Doral Financial's consolidated net income in 2000, compared to $15.7 million for 1999 and $8.2 million for 1998, and Doral Securities, Doral Financial's investment broker-dealer unit, which contributed $226,000, $1.3 million and $1.1 million, respectively, to consolidated net income for the years ended December 31, 2000, 1999 and 1998. Diluted earnings per common share during 2000 increased by 23% when compared to the same period of 1999, from $1.50 for 1999 to $1.85 for 2000.

NET INTEREST INCOME

Net interest income is the excess of interest earned by the Company on its interest-earning assets over the interest costs incurred on its interest-bearing liabilities.

Net interest income for the years 2000 and 1999 was $42.3 million and $49.9 million, respectively. The reduction in net interest income is due in part to the reduction of the spread between long-term and short-term interest rates and the increase in market interest rates during 2000, which increased Doral Financial's borrowing costs.

During each of the three years ended December 31, 2000, 1999 and 1998, Doral Financial's average interest-earning assets have grown considerably. Average interest-earning assets grew by 49% from 1999 to 2000, while net interest income decreased by 15% from 1999 to 2000. The decrease in net interest income compared to the growth in interest-earning assets during 2000 resulted from the reduction of the spread between long-term and short-term rates, sometimes referred to as flattening of the yield curve. The decrease in Doral Financial's interest rate spread also reflects a significant increase in investments in AAA-rated government and government agency securities, which tend to have lower yields but generate tax-exempt income as well as the increase in financial assets related to Doral Securities' repurchase transactions that are typically conducted at smaller spreads. Reductions in short-term interest rates anticipated during 2001 should help Doral Financial increase its net interest income.

The following table presents, for the periods indicated, the Company's average balance sheet, the total dollar amount of interest from average interest-earning assets and the related yields, as well as the interest expense on average interest-bearing liabilities expressed both in dollars and rates, and the net interest margin. The table has been prepared without taking into consideration the tax effect of exempt securities. All average balances are based on the average of month-end balances for Doral Financial and its non-banking subsidiaries, and average daily balances for its banking subsidiaries, in each case during the periods presented.

TABLE M - AVERAGE BALANCE SHEET AND SUMMARY OF NET INTEREST INCOME

                                                                        YEARS ENDED DECEMBER 31,
(Dollars in thousands)                                         2000                                 1999
----------------------                          -----------------------------------   -----------------------------------
                                                 AVERAGE                  AVERAGE      AVERAGE                  AVERAGE
                                                 BALANCE      INTEREST   YIELD/RATE    BALANCE      INTEREST   YIELD/RATE
                                                ----------   ----------  ----------   ----------   ----------  ----------
ASSETS:
Interest-Earning Assets:
   Total Loans(1)                               $1,557,097   $  124,184       7.98%   $1,072,302   $   78,258       7.30%
   Mortgage-Backed Securities                    1,135,204       78,075       6.88%      857,267       58,756       6.85%
   Investment Securities                         1,540,891      101,852       6.61%      891,670       60,235       6.76%
   Other Interest-Earning Assets(2)                352,033       21,434       6.09%      263,633       14,430       5.47%
                                                ----------   ----------   --------    ----------   ----------   --------
   Total Interest-Earning
     Assets/Interest Income                      4,585,225   $  325,545       7.10%    3,084,872   $  211,679       6.86%
                                                             ==========   ========                 ==========   ========
Total Non-Interest-Earning Assets                  518,681                               445,758
                                                ----------                            ----------
Total Assets                                    $5,103,906                            $3,530,630
                                                ==========                            ==========
LIABILITIES AND
     STOCKHOLDERS' EQUITY:
Interest-Bearing Liabilities:
   Loans Payable                                $  447,271   $   34,159       7.64%   $  375,099   $   24,292       6.48%
   Repurchase Agreements                         2,229,536      136,346       6.12%    1,418,004       72,726       5.13%
   Deposits                                      1,223,374       62,002       5.07%      771,801       35,784       4.64%
   Other Borrowed Funds(3)                         683,779       50,734       7.42%      372,466       28,993       7.78%
                                                ----------   ----------   --------    ----------   ----------   --------
      Total Interest-Bearing
         Liabilities/Interest Expense            4,583,960   $  283,241       6.18%    2,937,370   $  161,795       5.51%
                                                             ==========   ========                 ==========   ========
Total Non-Interest-Bearing Liabilities              86,688                               238,613
                                                ----------                            ----------
Total Liabilities                                4,670,648                             3,175,983
Stockholders' Equity                               433,258                               354,647
                                                ----------                            ----------
Total Liabilities and Stockholders' Equity      $5,103,906                            $3,530,630
                                                ==========                            ==========

Net Interest-Earning Assets                     $    1,265                            $  147,502
Net Interest Income on a Non-
     Taxable Equivalent Basis                                $   42,304                            $   49,884

Interest Rate Spread(4)                                                       0.92%                                 1.35%
Interest Rate Margin(4)                                                       0.93%                                 1.62%
Net Interest-Earning Assets Ratio                                           100.03%                               105.02%

                                                     YEARS ENDED DECEMBER 31,
(Dollars in thousands)                                         1998
----------------------                            ---------------------------------
                                                   AVERAGE                AVERAGE
                                                   BALANCE     INTEREST  YIELD/RATE
                                                  ----------   --------  ----------
ASSETS:
Interest-Earning Assets:
   Total Loans(1)                                 $  679,423   $ 54,694       8.05%
   Mortgage-Backed Securities                        757,841     55,276       7.29%
   Investment Securities                             478,895     32,278       6.74%
   Other Interest-Earning Assets(2)                  138,576      7,803       5.63%
                                                  ----------   --------   --------
   Total Interest-Earning
     Assets/Interest Income                        2,054,735   $150,051       7.30%
                                                               ========   ========
Total Non-Interest-Earning Assets                    385,038
                                                  ----------
Total Assets                                      $2,439,773
                                                  ==========
LIABILITIES AND
     STOCKHOLDERS' EQUITY:
Interest-Bearing Liabilities:
   Loans Payable                                  $  364,127   $ 26,131       7.18%
   Repurchase Agreements                           1,072,760     55,561       5.18%
   Deposits                                          393,557     17,326       4.40%
   Other Borrowed Funds(3)                           197,071     15,768       8.00%
                                                  ----------   --------   --------
      Total Interest-Bearing
         Liabilities/Interest Expense              2,027,515   $114,786       5.66%
                                                               ========   ========
Total Non-Interest-Bearing Liabilities               168,278
                                                  ----------
Total Liabilities                                  2,195,793
Stockholders' Equity                                 243,980
                                                  ----------
Total Liabilities and Stockholders' Equity        $2,439,773
                                                  ==========

Net Interest-Earning Assets                       $   27,220
Net Interest Income on a Non-
     Taxable Equivalent Basis                                  $ 35,265

Interest Rate Spread(4)                                                       1.64%
Interest Rate Margin(4)                                                       1.72%
Net Interest-Earning Assets Ratio                                           101.34%

(1) Average loan balances include the average balance of non-accruing loans, on which no interest income is recognized.
(2) Consists of money market instruments, reverse repurchase agreements and deposits in other banks.
(3) Consists of FHLB-NY advances, notes payable and convertible subordinated debentures.
(4) Interest rate spread represents the difference between Doral Financial's weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Interest rate margin represents net interest income as a percentage of average interest-earning assets.

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

TABLE N - NET INTEREST INCOME VARIANCE ANALYSIS

                                              2000 COMPARED TO 1999               1999 COMPARED TO 1998
                                           INCREASE (DECREASE) DUE TO:         INCREASE (DECREASE) DUE TO:
(Dollars in thousands)                  VOLUME       RATE        TOTAL        VOLUME       RATE       TOTAL
----------------------                 --------    --------    ----------    --------    --------    --------

Interest income variance
   Total loans                         $ 35,381    $ 10,545    $   45,926    $ 31,627    $ (8,063)   $ 23,564
   Mortgage-backed securities            19,049         270        19,319       7,252      (3,772)      3,480
   Investment securities                 43,857      (2,240)       41,617      27,821         136      27,957
   Other interest-earning assets          4,839       2,165         7,004       7,042        (415)      6,627
                                       --------    --------    ----------    --------    --------    --------
Total                                   103,126      10,740       113,866      73,742     (12,114)     61,628
                                       --------    --------    ----------    --------    --------    --------

Interest expense variance
   Loans payable                          4,674       5,193         9,867         787      (2,626)     (1,839)
   Repurchase agreements                 41,622      21,998        63,620      17,881        (716)     17,165
   Deposits                              20,937       5,281        26,218      16,652       1,806      18,458
   Other borrowed funds                  24,233      (2,492)       21,741      14,034        (809)     13,225
                                       --------    --------    ----------    --------    --------    --------
Total                                    91,466      29,980       121,446      49,354      (2,345)     47,009
                                       --------    --------    ----------    --------    --------    --------

Net variance                           $ 11,660    $(19,240)   $   (7,580)   $ 24,388    $ (9,769)   $ 14,619
                                       ========    ========    ==========    ========    ========    ========

INTEREST INCOME

Total interest income increased from approximately $150.1 million during 1998, to $211.7 million during 1999, and to $325.5 million during 2000. The increase in interest income is primarily related to the increase in Doral Financial's total average interest-earning assets, which increased by approximately $1.5 billion during 2000 and by approximately $1.0 billion during 1999.

Interest income on loans increased by $45.9 million or 59% during 2000 as compared to 1999, and by $23.6 million or 43% during 1999 compared to 1998. The increase during both periods reflected an increase in the level of loans held by Doral Financial, due to the increased volume of loan production.

Interest income on mortgage-backed securities increased by $19.3 million or 33% during 2000 compared to 1999, and by $3.5 million or 6% from 1998 to 1999. The increases during these periods reflected an increase in the average balance of mortgage-backed securities, which increased from $757.8 million during 1998 to $857.3 million during 1999 and to $1.1 billion during 2000. The increase in mortgage-backed securities reflected the strategy of Doral Financial to hold tax-exempt securities for longer periods prior to sale in order to maximize tax-exempt interest income on such securities.

Interest income on investment securities increased by $41.6 million or 69% from 1999 to 2000, and by $28.0 million or 87% from 1998 to 1999. The increase in this category of interest income reflects Doral Financial's strategy to increase its tax-exempt interest income by investing in U.S. Treasury and agency securities, the interest on which is tax-exempt to the Company under Puerto Rico law and is not subject to U.S. income taxation because of Doral Financial's status as a foreign corporation for U.S. income tax purposes. The average balance of investment securities was $1.5 billion for the year ended December 31, 2000, compared to $891.7 million and $478.9 million for the years ended December 31, 1999 and 1998, respectively.

Interest income on other interest-earning assets increased by $7.0 million or 49% from 1999 to 2000, compared to an increase of $6.6 million from 1998 to 1999. Other interest-earning assets consist primarily of money market instruments, overnight deposits, term deposits, and reverse repurchase agreements. The increase from 1999 to 2000 was due primarily to higher liquidity and the investment of such liquidity in reverse repurchase agreements and term deposits. The increase in interest income from other interest-earning assets reflects Doral Financial's continued diversification into other business segments, including banking, investment and broker-dealer activities.

INTEREST EXPENSE

Total interest expense increased to $283.2 million during 2000 compared to $161.8 million for 1999, an increase of 75%, and grew by $47.0 million from 1998 to 1999, an increase of 41%. The increase in interest expense for 2000 was due primarily to the growth in the average amount of interest-bearing liabilities, which funded the growth in interest-earning assets, and to the increase in short-term interest rates during the year. Average interest-bearing liabilities increased to $4.6 billion at an average cost of 6.18% for the year ended December 31, 2000, compared to $2.9 billion at an average cost of 5.51% for the year ended December 31, 1999, and $2.0 billion at an average cost of 5.66% for the year ended December 31, 1998.

Interest expense related to loans payable amounted to $34.2 million for 2000, compared to $24.3 million for 1999, an increase of 41%. From 1998 to 1999 it decreased by $1.8 million or 7%. The increase during 2000 was due to the increase in borrowings used to fund the Company's increased volume of loan originations, as well as an increase in the rates of the warehousing lines of credit. The weighted-average interest rate cost for borrowings under Doral Financial's warehousing lines of credit was 7.64% for 2000, compared to 6.48% for 1999 and 7.18% for 1998.

Interest expense related to securities sold under agreements to repurchase increased by $63.6 million or 87% during 2000 compared to 1999, and by $17.2 million or 31% during 1999 compared to 1998. The increase during 2000 reflected increased borrowings to finance mortgage-backed securities and other investment securities as well as increased borrowing costs. The weighted average interest rate cost of borrowings under repurchase agreements was 6.12% for 2000, 5.13% for 1999 and 5.18% for 1998.

Interest expense on deposits increased by $26.2 million or 73% during 2000 compared to 1999, and increased by $18.5 million or 107% during 1999 compared to 1998. The increase in interest expense on deposits reflects the increase in deposits held at Doral Financial's banking subsidiaries which increased to $1.3 billion at December 31, 2000, from $1.0 billion as of December 31, 1999 and $533.1 million as of December 31, 1998, as well as increased borrowing costs. The increase in deposits reflects the expansion of Doral Financial's banking subsidiaries branch network which increased to 23 branches as of December 31, 2000, compared to 17 branches as of December 31, 1999. The average interest cost of deposits was 5.07% during 2000, 4.64% during 1999 and 4.40% during 1998, reflecting the increase in prevailing market interest rates.

Interest expense on other borrowed funds increased by $21.7 million or 75% during 2000 compared to 1999, and increased by $13.2 million or 84% during 1999 compared to 1998. Interest expense on other borrowed funds includes various term notes issued by Doral Bank PR, Doral Financial's $75 million senior notes due October 10, 2006, the Company's $229 million in medium term notes issued in 1999, and Doral Bank PR's advances from the FHLB-NY, as well as various other borrowings.

PROVISION FOR LOAN LOSSES

The provision for loan losses relates to loans held by Doral Financial. The provision is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on Doral Financial's loss experience, current delinquency rates, known and inherent risk in the loan portfolio, the estimated value and equity of any underlying collateral, and an assessment of current economic conditions. While management believes that the current provision for loan losses is sufficient, future additions to the allowance for loan losses could be necessary if economic conditions change substantially from the expectations used by Doral Financial in determining the allowance for loan losses.

Doral Financial made provisions to its allowance for loan losses of $4.1 million, $2.6 million and $883,000 for the years ended December 31, 2000, 1999 and 1998, respectively. The provision increased by $1.5 million from 1999 to 2000 primarily as a result of the increase in the size of Doral Financial's loan portfolio and an increase in the amount of construction loans, commercial real estate and other commercial loans that carry greater credit risk.

NON-INTEREST INCOME

Net Gains on Mortgage Loan Sales. Net gains on mortgage loan sales increased by 68% during 2000 and by 62% from 1998 to 1999. The increase for 2000 and 1999 was the result of increased volume of loan sales and securitizations, and the ability of the Company to obtain higher profitability through higher loan origination fees and increased gain on sales through the retention of servicing rights and interest-only strips ("IOs") in connection with sales of mortgage loans to corporate investors. See "Amortization of IOs and Servicing Assets."

Servicing Income. Servicing income represents revenues earned for administering mortgage loans. The main component of the Company's servicing income is loan servicing fees, which depend on the type of mortgage loan being serviced. The fees on residential mortgage loans range from 0.25% to 0.50% of the declining outstanding principal amount of the serviced loan. The size of Doral Financial's loan servicing portfolio and the amount of its servicing fees have increased substantially since its inception as a result of a growth in internal loan originations combined with bulk purchases of servicing rights, purchases of FHA/VA loans from other mortgage bankers and purchases of conventional loans from financial institutions. Doral Financial's strategy is to rely primarily on internal mortgage loan originations and purchases of mortgage loans to increase the size of its servicing portfolio. During 2000, 1999 and 1998, the Company purchased servicing rights to approximately $184.3 million, $238.3 million and $380.4 million, respectively, of mortgages through bulk purchases. Doral Financial anticipates that it will continue to make bulk purchases of mortgage servicing rights in the future to the extent it can identify attractive opportunities.

Servicing income increased 6% from 1999 to 2000, and 26% from 1998 to 1999. Increases in the amount of loan servicing income for the latest two years were primarily due to increases in the principal amount of loans serviced compared to prior years. The mortgage servicing portfolio was approximately $8.8 billion at December 31, 2000, compared to $7.6 billion at December 31, 1999 and to $6.2 billion as of December 31, 1998. At December 31, 2000, less than 7% of Doral Financial's servicing portfolio was related to mortgages originated outside Puerto Rico.

The amount of principal prepayments on mortgage loans serviced by Doral Financial was $587 million, $709 million and $644 million for the years ended December 31, 2000, 1999 and 1998, respectively. This represented approximately 7%, 10% and 12%, respectively, of the average principal amount of mortgage loans serviced during those periods. The reduction in prepayments during 2000 reflects the higher levels of mortgage interest rates experienced during 2000. Doral Financial strives to reduce the sensitivity of its servicing income to increases in prepayment rates through a strong retail origination network that increase or maintain the size of Doral Financial's servicing portfolio even during periods of high prepayments.

Trading Account. Trading account includes all gains or losses, whether realized or unrealized, in the market value of the Company's securities held for trading, as well as gains or losses on options and futures contracts used for interest rate management purposes. Trading account activities for the year ended December 31, 2000, resulted in losses of $9.4 million, compared to gains of $12.9 million in 1999 and $6.1 million in 1998. For the years ended December 31, 2000, 1999 and 1998, trading account included $5.5 million of unrealized gains, $115,000 of unrealized losses and $5.4 million of unrealized gains, respectively, on the value of its securities held for trading pursuant to SFAS No. 115. For the year ended December 31, 1999, trading accounts included gains on options and futures contracts used for interest rate management purposes in the amount of $3.4 million, while the results for 2000 and 1998 included losses of approximately $8.1 million and $3.0 million, respectively.

Gain on Sale of Investment Securities. Gain on sale of investment securities represents the impact on income of transactions involving the sale of securities available for sale. This component of earnings increased 10% from 1999 to 2000, and decreased 49% from 1998 to 1999. The decrease during 1999 was mainly the result of a reduction in the amount of securities available for sale since $592.2 million in investment securities were reclassified to the held to maturity category during the second quarter of 1999.

Gain on Sale of Servicing Assets. During the year ended December 31, 1998, Doral Financial sold servicing rights of $103 million of mortgage loans, realizing a pretax gain of approximately $1.8 million. No such sales were made during 2000 and 1999. While Doral Financial's strategy is to continue to increase the size of its servicing portfolio by retaining the servicing rights on the mortgage loans it originates, Doral Financial may sell servicing rights in the future when market conditions are favorable.

Commissions, Fees and Other Income. Other non-interest income, commissions and fees increased 70% in 2000 compared to 1999, and 89% from 1998 to 1999. Substantial growth during these periods came primarily from the greater volume of commissions and fees earned by Doral Financial's banking and broker-dealer subsidiaries. During December 2000, Doral Insurance Agency, Inc. commenced operations, generating revenues of $144,000.

AMORTIZATION OF IOS AND SERVICING ASSETS

Doral Financial creates IOs (previously classified as excess servicing fees receivable) as a result of bulk sales of certain loans in bulk or securitization transactions. See Note 2 to Doral Financial's Consolidated Financial Statements for more information regarding the accounting treatment of IOs. IOs are created on the sale of certain loans with servicing retained and represent the present value of the excess of the weighted-average coupon on the loans sold over the sum of: (i) the pass-through interest paid to the investor and (ii) normal servicing fee, based on the servicing fee permitted by FNMA and FHLMC, and adjusting such amount for expected losses and prepayments. The amount of the IOs is recognized at the time of sale of the related loans as an adjustment to the resulting gain or loss on the sale of loans and is recorded as a component of "Net Gain on Mortgage Loan Sales" on Doral Financial's Consolidated Statements of Income. Sales of mortgage loans made during 2000 resulted in the recording of approximately $72.7 million of IOs, compared to $46.1 million and $30.0 million in 1999 and 1998, respectively. The unamortized balance of the IOs is reflected in Doral Financial's Consolidated Statement of Condition as a component of "Securities held for trading." As of December 31, 2000, 1999 and 1998, the unamortized balance of IOs was $137.7 million, $84.3 million and $42.2 million, respectively.

IOs are amortized over the expected life of the asset, and such amortization is recorded as a reduction of interest income. The amortization of IOs is based on the amount and timing of estimated future cash flows to be received with respect to the IOs. Amortization of such IOs for each of the years ended December 31, 2000, 1999 and 1998, was approximately $13.6 million, $6.9 million and $3.7 million, respectively. The increase in the amortization for 2000 compared to 1999 and 1998, is due to the increase in the amount of IOs held in the trading portfolio as a result of increased recordings of IOs in connection with bulk sales of loans.

Beginning with the second quarter of 1995, whenever Doral Financial sells a mortgage loan, it allocates the cost of the loan between the loan and the related mortgage servicing right (the "servicing asset") based on their relative fair values. The servicing asset represents the present value of the servicing fees, net of estimated servicing costs, expected to be received on the loan over the expected term of the loan. The fair value of the servicing asset is determined based on market transactions of similar assets. The value of the servicing asset is recognized at the time of the sale of the related loan as an adjustment to the resulting gain or loss on the sale of the loan and is recorded as a component of "Net Gain on Mortgage Loan Sales" on Doral Financial's Consolidated Statements of Income. During the years ended December 31, 2000, 1999 and 1998, Doral Financial capitalized $44.3 million, $48.1 million and $32.9 million, respectively, in servicing assets. The increase in the creation of servicing assets reflects increased mortgage loan sales and securitizations during such periods and bulk purchases of servicing rights. The unamortized balance of the servicing asset is reflected on the Consolidated Statements of Financial Condition of Doral Financial. No servicing assets have been recognized for the portion of Doral Financial's mortgage servicing portfolio consisting of loans internally originated by Doral Financial prior to the adoption of SFAS No. 122, amounting to approximately $1.4 billion.

Doral Financial's servicing assets are amortized in proportion to, and over the period of, estimated servicing income. Amortization of servicing assets is included as a component of "Non-interest expenses" in Doral Financial's Consolidated Statements of Income. During 2000, total amortization of servicing assets amounted to $14.3 million versus $11.0 million for 1999 and $6.7 million for 1998.

The following table shows the increase in the Company's mortgage servicing assets for each of the periods shown:

TABLE O - CAPITALIZATION OF MORTGAGE SERVICING ASSETS

                                                 YEAR ENDED DECEMBER 31,
(Dollars in thousands)                        2000         1999         1998
----------------------                     ----------   ----------   ----------

Balance at beginning of period             $  109,721   $   72,568   $   46,416
Capitalization of rights                       36,545       45,013       26,586
Rights sold                                        --           (7)         (54)
Rights purchased                                7,797        3,135        6,290
Amortization:
   Scheduled                                  (14,268)     (10,988)      (5,739)
   Unscheduled                                     --           --         (931)
                                           ----------   ----------   ----------

Balance at end of period                   $  139,795   $  109,721   $   72,568
                                           ==========   ==========   ==========

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

NON-INTEREST EXPENSE

Total non-interest expense increased by only 9% during 2000 compared to 60% during 1999. The smaller percentage increase during 2000 compared to 1999 is mainly associated with the cost reduction plan adopted at the end of 1999.

PUERTO RICO INCOME TAXES

The maximum statutory corporate income tax rate in Puerto Rico is 39%. For 2000, the effective income tax rate for Doral Financial was 12%, compared to 11.3% for 1999 and 11.7% for 1998. The lower effective tax rates (compared to the maximum statutory rate) were the result of the portion of net interest income derived from certain FHA and VA mortgage loans secured by properties located in Puerto Rico and on GNMA securities backed by such mortgage loans, which are exempt from income tax under Puerto Rico law. The Company also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico income taxation. Net income tax savings to Doral Financial attributable to this exemption amounted to approximately $18.3 million, $13.8 million and $13.2 million for the years ended December 31, 2000, 1999 and 1998, respectively. See Note 20 to Doral Financial's Consolidated Financial Statements for a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.

LIQUIDITY AND CAPITAL RESOURCES

Doral Financial has an ongoing need for capital to finance its lending and investing activities. The Company's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, purchases and holdings of securities, payments of operating and interest expenses and servicing advances and loan repurchases. Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and certain other investors and mortgage loans sold to certain other purchasers, require Doral Financial to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. The Company generally recovers funds advanced pursuant to these arrangements within 30 days. During the year ended December 31, 2000, the monthly average amount of funds advanced by Doral Financial under such servicing agreements was approximately $9.6 million.

Doral Financial's primary sources of liquidity are sales in the secondary mortgage market of the loans it originates and purchases, short-term borrowings under warehouse, gestation and repurchase agreement lines of credit secured by pledges of its loans and mortgage-backed securities and revenues from operations. In the past, Doral Financial has also relied on privately placed and publicly offered unsecured debt financings and offerings of preferred and common stock. Doral Financial's banking subsidiaries also rely on deposits, borrowings from the FHLB-NY as well as term notes backed by letters of credit of the FHLB-NY.

The following table shows Doral Financial's sources of borrowings and the related average interest rate as of December 31, 2000 and 1999:

TABLE P - SOURCES OF BORROWINGS:

                                              AS OF DECEMBER 31,
(Dollars in thousands)                  2000                       1999
----------------------        -----------------------    -----------------------
                                 AMOUNT       AVERAGE       AMOUNT      AVERAGE
                              OUTSTANDING      RATE      OUTSTANDING     RATE
                              -----------     -------    -----------   ---------

Repurchase Agreements          $2,275,855      6.32%      $1,927,956      5.54%
Loans Payable                     372,620      7.46%         353,460      6.53%
Deposits                        1,303,525      5.50%       1,010,424      4.83%
Notes Payable                     444,746      8.01%         461,053      7.84%
Advances from FHLB                389,000      5.95%         134,000      5.73%

Doral Financial is dependent upon its ability to access warehouse, gestation and repurchase facilities, in addition to its ability to continue to pool and sell loans in the secondary mortgage market. It borrows money under warehousing lines of credit to fund its mortgage loan originations and repays the borrowing as the mortgages are sold or securitized. The warehousing lines of credit then become available for additional borrowings. Included among Doral Financial's warehousing line of credit facilities are gestation or pre-sale facilities that permit the Company to obtain more favorable rates once mortgage loans are in the process of securitization but prior to actual issuance of the mortgage-backed securities, as well as to finance such mortgage-backed securities upon their issuance. Some of Doral Financial's warehousing lines of credit are subject to termination at the discretion of the lender. Doral Financial has several warehousing, gestation and repurchase agreements lines of credit totaling $5.8 billion as of December 31, 2000, of which $2.6 billion was outstanding as of such date. See Note 14 and Note 15 to Doral Financial's Consolidated Financial Statements included elsewhere herein for more information on Doral Financial's repurchase agreements and warehousing lines of credit, respectively.

Doral Financial's banking subsidiaries obtain funding for their lending activities through the receipt of deposits, FHLB-NY advances and from other borrowings, such as term notes backed by FHLB-NY letters of credit. As of December 31, 2000, Doral Financial's banking subsidiaries held approximately $1.3 billion in deposits at a weighted-average interest rate of 5.50%. For additional information regarding deposit accounts and FHLB-NY advances see Notes 16 and 18 to Doral Financial's Consolidated Financial Statements included elsewhere herein.

The following table presents the average balance and the average rate paid on each deposit type for the periods indicated.

TABLE Q - AVERAGE DEPOSIT BALANCE

                                                            YEAR ENDED DECEMBER 31,
(Dollars in thousands)                         2000                  1999                  1998
----------------------                 --------------------  --------------------  --------------------
                                        AVERAGE     AVERAGE   AVERAGE     AVERAGE   AVERAGE     AVERAGE
                                        BALANCE      RATE     BALANCE      RATE     BALANCE      RATE
                                       ----------   -------  ----------   -------  ----------   -------

Certificates of deposit                $  835,762    6.31%   $  481,265    5.84%   $  232,702    5.77%
Regular passbook savings                   63,560    4.73%       51,605    4.57%       29,054    4.74%
NOW Accounts                              191,381    4.62%      106,502    4.65%       36,075    5.06%
Non-interest bearing                      132,671      --       132,429      --        95,726      --
                                       ----------    ----    ----------    ----    ----------    ----
Total deposits                         $1,223,374    5.07%   $  771,801    4.64%   $  393,557    4.40%
                                       ==========    ====    ==========    ====    ==========    ====

The following table sets forth the maturities of certificates of deposit having principal amounts of $100,000 or more at December 31, 2000.

TABLE R - DEPOSIT MATURITIES

(Dollars in thousands)                  AMOUNT
----------------------                 --------

Certificates of deposit maturing
   Three months or less                $108,655
   Over three through six months        100,559
   Over six through twelve months       143,930
   Over twelve months                   181,842
                                       --------
   Total                               $534,986
                                       ========

As of December 31, 2000 and 1999, Doral Financial's banking subsidiaries had approximately $324.4 million and $295.4 million, respectively, in brokered deposits obtained through broker-dealers. Doral Financial uses such deposits as a source of long-term funds.

Doral Financial's banking subsidiaries, as members of FHLB-NY, have access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of total assets. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value of 110% of the advances or reimbursement obligations. At December 31, 2000, Doral Financial's banking subsidiaries had $389 million in outstanding advances from the FHLB-NY at a weighted average interest rate cost of 5.95%. See note 18 to Doral Financial's Consolidated Financial Statements for additional information regarding such advances. In addition, as of December 31, 2000, Doral Bank PR had $35 million outstanding in term notes secured by FHLB-NY letters of credit at an average interest rate cost of 6.17%. The interest rates on all term notes are subject to a one-time upward adjustment to a rate equal to 100% of LIBID for a term equal to the remaining term of the note as a result of the changes to Section 936 of the U.S. Internal Revenue Code. Because Doral Bank PR has the right to prepay the notes upon an upward adjustment of the rate, in all but one of the three cases in which the investor has requested an upward adjustment, Doral Bank PR has been successful in negotiating a rate adjustment below 100% of LIBID.

REGULATORY CAPITAL RATIOS

As of December 31, 2000, Doral Financial and its banking subsidiaries were in compliance with all the regulatory capital requirements that were applicable to them as a financial holding company, state non-member bank and Federal savings bank (i.e., total capital and Tier 1 capital to risk weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%). In addition to the above requirements, Doral Financial has agreed with the FDIC to maintain Doral Bank-New York's ratio of Tier 1 capital to average assets at not less than 8% during its first three years of operations. Set forth below are Doral Financial's and its banking subsidiaries regulatory capital ratios as of December 31, 2000, based on existing Federal Reserve, OTS and FDIC guidelines.

TABLE S - REGULATORY CAPITAL RATIOS

                                                                                 DORAL FINANCIAL
                                                                              BANKING SUBSIDIARIES
                                                                  ---------   ---------------------
                                                                    DORAL       DORAL       DORAL
                                                                  FINANCIAL    BANK PR     BANK NY
                                                                  ---------   ---------    --------

Tier 1 Capital Ratio (Tier 1 capital to risk weighted assets)        18.0%       14.3%       45.2%
Total Capital (Total capital to risk weighted assets)                18.3%       14.7%       45.4%
Leverage Ratio (Tier 1 capital to average assets)                     9.2%        7.5%       17.5%

As of December 31, 2000, Doral Financial's banking subsidiaries were considered well-capitalized banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. To be considered a well-capitalized institution under the FDIC's regulations, an institution must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and not be subject to any written agreement or directive to meet a specific capital ratio.

Doral Financial expects that it will continue to have adequate liquidity, financing arrangements and capital resources to finance its operations. Doral Financial will continue to explore alternative and supplementary methods of financing its operations, including both debt and equity financing. There can be no assurance, however, that Doral Financial will be successful in consummating any such transactions.

ASSETS AND LIABILITIES

At December 31, 2000, Doral Financial's total assets were $5.5 billion compared to $4.5 billion at December 31, 1999. The increase in assets was due primarily to an increase in its securities portfolio of $422.4 million, a net increase of $506.0 million in the Company's loans held for sale and loans receivable, and an increase of $30.1 million in servicing assets. Total liabilities were $5.0 billion at December 31, 2000, compared to $4.2 billion at December 31, 1999. The increase in liabilities was largely the result of an increase in securities sold under agreements to repurchase, deposit accounts and FHLB advances that were used to fund the increase in assets. At December 31, 2000, deposit accounts totaled $1.3 billion, compared to $1.0 billion at December 31, 1999. As of December 31, 2000, the banking subsidiaries had $2.7 billion in assets, compared to $1.9 billion at December 31, 1999.

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

Lower interest rates tend to increase demand for mortgage loans for home purchases as well as the demand for refinancing of existing mortgages. Higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans and reduce demand for refinance loans. A substantial portion of Doral Financial's total mortgage loan originations have consistently been composed of refinance loans. For the years ended December 31, 2000, 1999 and 1998, refinance loans represented approximately 38%, 61% and 62%, respectively, of Doral Financial's total dollar volume of mortgage loans originated (excluding purchases from third parties). As a result, higher interest rates may adversely affect the volume of loan originations and income related to mortgage loan sales. Although Doral Financial has increased home purchase originations, a significant future increase in mortgage interest rates in Puerto Rico may adversely affect Doral Financial's business if it results in a significant decrease in refinancing of mortgage loans.

If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time commitments to purchase the mortgage loan are obtained or the loan is sold, Doral Financial may realize a reduced gain or incur a loss on such sale. The Company does not generally hedge conventional loans in the pipeline or in the process of origination because Doral Financial does not generally permit customers to lock in an interest rate prior to closing. Instead, the interest rates on these loans are generally fixed at closing based on a certain spread over a prevailing rate that adjusts weekly, based on the FHLMC auction for residential mortgages. For FNMA and FHLMC conforming loans and FNMA and FHLMC mortgage-backed securities, Doral Financial seeks to sell or to obtain commitments for the sale of such loans or mortgage-backed securities as soon as practicable following the funding of such loans. Conforming loans are normally sold to institutional investors or to FNMA and FHLMC. To the extent that Doral Financial does engage in offerings of mortgage products which lock in the interest rate until the closing date, it attempts to enter into forward commitments to sell such loans at the time it fixes the rates for the loans. As of December 31, 2000, Doral Financial had $805.9 million of commitments to sell mortgage loans and mortgage-backed securities to third party investors.

Non-conforming conventional loans are normally sold in bulk to local financial institutions. The sale of non-conforming conventional loans normally takes longer than the sale of conforming mortgage loans. Accordingly, Doral Financial attempts to manage this market risk through the purchase of listed options on U.S. Treasury futures contracts as well as through the purchase of option contracts in the over-the-counter market on other interest rate sensitive instruments, which tend to increase in value when interest rates increase. Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date for a specified price. Futures are commitments to either purchase or sell designated instruments (such as U.S. Treasury Note contracts or Eurodollar certificates of deposit) at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked-to-market daily and are subject to initial and maintenance margin requirements.

In the case of Puerto Rico tax-exempt GNMA securities, which Doral Financial normally holds for longer periods, prices tend to be more stable than for U.S. taxable GNMA securities because their tax-exempt status under Puerto Rico law makes them more attractive to retail investors. This relative stability of prices for Puerto Rico GNMA securities allows Doral Financial to carry out a less aggressive hedging strategy to attempt to protect the value of these assets than what might otherwise be required for U.S. GNMA securities. Doral Financial seeks to protect itself from the market risk associated with its inventory of GNMA securities by purchasing listed options on U.S. Treasury Bond futures contracts and other interest rate sensitive instruments, as well as purchasing options on U.S. GNMA securities in the over-the-counter market.

With respect to GNMA securities that are originated by Doral Financial and no longer qualify for Puerto Rico tax exemption, Doral Financial implements a less aggressive hedging strategy because it intends to sell such securities in the United States market as soon as practicable following completion of the securitization process, typically through forward commitments.

Declines in interest rates can adversely affect Doral Financial's revenues by increasing prepayment rates and causing an increase of the amortization of servicing assets and IOs, or causing an impairment to be recognized with respect to such assets. Moreover, increased prepayment rates can reduce Doral Financial's servicing income by decreasing the size of Doral Financial's servicing portfolio. To date, Doral Financial has not used synthetic hedge devices to protect its servicing income or the value of its servicing assets or IOs from the risks presented by interest rate fluctuations. The primary means used by Doral Financial to reduce the sensitivity of the

Company's servicing income and the value of its servicing asset due to a possible reduction of its servicing portfolio has been the development of a strong retail origination network that has allowed Doral Financial to increase or maintain the size of its servicing portfolio even during periods of high prepayments, such as those experienced during 1993 and 1998.

The net interest income of Doral Financial is also subject to interest rate risk because its interest-earning assets and interest-bearing liabilities reprice at different times and at varying amounts. Most of Doral Financial's interest-earning assets, including its mortgage loans and mortgage-backed securities, are fixed rate long-term interest-earning assets that are not subject to repricing (except for the replacement of assets through repayments, sales and new originations) while the short-term borrowings used to finance these positions normally reprice on a periodic basis (e.g., daily, monthly or quarterly). Doral Financial manages the risk to its net interest income through a combination of the internal management of the composition of its assets and liabilities and through the use of hedging instruments. Internal asset/liability management practices include the attraction of longer-term funds through the use of long-term repurchase agreements and other borrowings such as senior notes, term notes, and FHLB-NY advances. The Company also attempts to obtain long-term deposits, including brokered certificates of deposit.

In addition to the use of the internal asset-liability management practices discussed above, Doral Financial has used interest rate swap agreements to effectively fix the cost of short-term funding sources which are used to finance the funding and holding of interest-earning assets with longer maturities. An interest rate swap is an agreement where one party (in this case, Doral Financial) agrees to pay a fixed-rate of interest on a notional principal amount to a second party (generally a securities broker-dealer) in exchange for receiving a variable rate of interest on the same notional amount for a predetermined period of time. No actual assets are exchanged in a swap of this type and interest payments are generally netted. As of December 31, 2000, Doral Financial, through Doral Bank PR, had in place various interest rate swap agreements with an aggregate notional amount of $100 million. The Company also purchases put options on futures contracts for Euro-dollar instruments in an attempt to manage the risk to its net interest income components. For a detail of the Company's financial instruments to manage interest rate risk, see Note 31 to the December 31, 2000 Consolidated Financial Statements.

Doral Financial maintains a substantial portfolio of mortgage-backed securities (primarily fixed-rate GNMA certificates) and other investment securities. Generally, the value of fixed-rate securities declines when interest rates rise, and conversely, increase when interest rates fall. At December 31, 2000, Doral Financial held $1.1 billion of mortgage-backed and other investment securities (all of which carried fixed interest rates) which were classified as held for trading and reported at fair value, with unrealized gains and losses included in earnings. In addition, at December 31, 2000, Doral Financial held $182.4 million of investment securities (all of which carried fixed interest rates) which were classified as available for sale and reported at fair value, with unrealized gains or losses reported as a segregated component of stockholders' equity. Accordingly, declines in the value of Doral Financial's securities held for trading and available for sale could have a negative impact on Doral Financial's earnings or financial condition. In order to hedge the interest rate risk associated with Doral Financial's portfolio of securities held for trading and available for sale, Doral Financial may use a variety of hedging instruments including listed put and call options and futures contracts on financial instruments (primarily Eurodollar certificates of deposit and U.S. Treasury note contracts). In determining the amount of its portfolio to hedge, Doral Financial will consider, among other things, the volatility of prices of its securities. As noted above, the prices for Puerto Rico tax exempt GNMA securities tend to be more stable than their U.S. counterparts.

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

Interest Rate Sensitivity Analysis. The following table summarizes the expected maturities or repricing of Doral Financial's interest-earning assets and interest-bearing liabilities as of December 31, 2000. Condensed information as of December 31, 1999, is also shown. For purposes of this presentation, the interest-earning components of mortgage loans held for sale and securities held for trading are assumed to mature within one year, notwithstanding their contractual maturities. Off-balance sheet instruments represent the notional amounts of interest rate swap agreements. Notional amounts are used to calculate the contractual amounts to be exchanged under the swap agreements.

TABLE T - INTEREST RATE SENSITIVITY ANALYSIS

(Dollars in thousands)
-----------------------
AS OF DECEMBER 31, 2000
-----------------------                             1 YEAR         1 TO 3        3 TO 5        OVER 5     NON-INTEREST
                                                   OR LESS         YEARS         YEARS         YEARS      RATE BEARING     TOTAL
                                                 ------------    ----------    ----------    ----------   ------------   ----------

ASSETS
   Cash and Money Market Instruments             $    428,319    $       --    $       --    $       --    $       --    $  428,319
   Total Loans                                      1,638,429        15,833        28,157        70,377            --     1,752,796
   Securities held for trading                      1,101,938            --            --            --            --     1,101,938
   Securities available for sale                       88,962            --            --        93,412            --       182,374
   Securities held to maturity                         39,415         7,000        30,110     1,481,788            --     1,558,313
   FHLB Stock                                              --            --            --        39,505            --        39,505
   Other Assets                                            --            --            --            --       400,141       400,141
                                                 ------------    ----------    ----------    ----------    ----------    ----------

   TOTAL ASSETS                                  $  3,297,063    $   22,833    $   58,267    $1,685,082    $  400,141    $5,463,386
                                                 ============    ==========    ==========    ==========    ==========    ==========

LIABILITIES AND STOCKHOLDERS' EQUITY
   Loans Payable                                 $    372,620    $       --    $       --    $       --    $       --    $  372,620
   Repurchase Agreements                            1,551,031            --        55,000       669,824            --     2,275,855
   Deposits                                           937,453       179,091        56,727           921       129,333     1,303,525
   Other Borrowed Funds                                93,395        19,215       396,380       324,756            --       833,746
   Other Liabilities                                       --            --            --            --       171,930       171,930
   Stockholders' Equity                                    --            --            --            --       505,710       505,710
                                                 ------------    ----------    ----------    ----------    ----------    ----------

   TOTAL LIABILITIES AND
      STOCKHOLDERS' EQUITY                       $  2,954,499    $  198,306    $  508,107    $  995,501    $  806,973    $5,463,386
                                                 ============    ==========    ==========    ==========    ==========    ==========

Off Balance Sheet Instruments -
      Interest Rate Swaps                        $    100,000    $ (100,000)   $       --    $       --    $       --    $       --
Interest Rate Sensitivity Gap                         442,564      (275,473)     (449,840)      689,581      (406,832)           --
Cumulative Interest Rate Sensitivity Gap              442,564       167,091      (282,749)      406,832            --            --
Cumulative Gap to Interest-Earning Assets                8.74%         3.30%        (5.58)%        8.03%           --            --

CONDENSED INTEREST RATE
SENSITIVITY ANALYSIS
AS OF DECEMBER 31, 1999

Off-Balance Sheet Instruments -
     Interest Rate Swaps                         $    105,000    $   (5,000)   $ (100,000)   $       --    $       --    $       --
Interests Rate Sensitivity Gap                        (30,941)      (77,539)     (372,400)      817,779      (336,899)           --
Cumulative Interest Rate Sensitivity Gap              (30,941)     (108,480)     (480,880)      336,899            --            --
Cumulative Gap to Interest-Earning Assets               (0.75)%       (2.64)%      (11.72)%        8.21%           --            --

Gap analysis measures the volume of assets and liabilities at a point in time and their repricing during future periods. The volume of assets repricing is adjusted to take into consideration the expected prepayment of certain assets such as mortgage loans and mortgage-backed securities, which can be prepaid before their contractual maturity. The net balance of assets and liabilities (the "gap") repricing during future periods is an indicator of the degree of interest rate risk being assumed by Doral Financial. A positive gap generally denotes asset sensitivity and it also denotes that increases in interest rates would have a positive effect on net interest income while a decrease in interest rates would have a negative effect on net interest income. A negative gap denotes liability sensitivity and means that an increase in interest rates would have a negative effect on net interest income while a decrease in rates would have a positive effect on net interest income. As of December 31, 2000, Doral Financial had a one year positive gap of approximately $442.6 million compared to a negative gap position of $30.9 million as of December 31, 1999. While static gap analysis is a useful measure for determining short-term risk to future net interest income, it does not measure the sensitivity of the market value of assets and liabilities to changes in interest rates. For example, the value of Doral Financial's mortgage loans held for sale and trading assets, which are assumed to mature within one year for gap purposes, would probably fall in a rising interest rate environment thereby adversely affecting Doral Financial's revenues from mortgage loan originations and trading account.

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

Although the Company uses derivatives to manage market risk, for financial reporting purposes its general policy is to account for such instruments on a marked-to-market basis with gains or losses charged to operations as they occur, except for interest rate swaps entered into by its banking subsidiaries which are not reflected on the Company's Consolidated Financial Statements. Contracts with positive fair values are recorded as assets and contracts with negative fair values as liabilities after the application of netting arrangements. For the year ended December 31, 2000, average assets and liabilities related to derivatives were $7.5 million and $6.8 million, respectively, compared to $4.8 million and $3.8 million, respectively, for the year ended December 31, 1999. The notional amounts of assets and liabilities related to derivatives which are not recorded on the Company's statement of condition totaled $13.8 billion and $3.0 billion, respectively, as of December 31, 2000. Notional amounts indicate the volume of derivatives activity but do not represent the Company's exposure to market or credit risk. Amounts do not include interest rate swaps in the aggregate amount of $100 million held at Doral Bank PR. For additional information regarding the Company's investment in derivatives, see Note 31 to the Company's Consolidated Financial Statements.

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

INFLATION

General and administrative expenses increase with inflation. However, the increase in real estate values in Puerto Rico in recent years has been a positive factor for Doral Financial's mortgage banking business. The average size of loans originated tends to increase as home values appreciate, which serves to increase loan origination fees and servicing income faster than the cost of providing such services. Additionally, appreciation in real estate property values reduces the loan-to-value ratio of existing loans. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. See "Interest Rate Management" for a discussion of the effects of changes of interest rates on Doral Financial's operations.

CHANGES IN ACCOUNTING STANDARDS

Accounting for Derivative and Similar Financial Instruments and for Hedging Activities. In June 1998, the FASB issued Statement of Financial Accounting Standards No. 133 "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities" ("SFAS No. 133"). The Company is required to implement this new standard by January 1, 2001. It establishes accounting and reporting standards for derivative financial instruments and for hedging activities, and requires all derivatives to be measured at fair value and to be recognized as either assets or liabilities in the statement of financial position. Under this Standard, derivatives used in hedging activities are to be designated into one of the following categories: (a) fair value hedge; (b) cash flow hedge; and (c) foreign currency exposure hedge. The changes in fair value (that is, gains and losses) will be either recognized as part of earnings in the period when the change occurs, or as a component of other comprehensive income (outside earnings) depending on their intended use and resulting designation. The Company must adopt this Statement during the first quarter of fiscal year 2001. Disclosure of the estimated impact of the adoption of SFAS No. 133 is included in Note 2 to the Consolidated Financial Statements.

Accounting for Transfer and Servicing of Financial Assets and Liabilities

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Liabilities - A Replacement of SFAS No. 125." The SFAS revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of SFAS 125's provisions without reconsideration. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement becomes effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This standard is also effective for recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. The required disclosures are presented in "Sales of Mortgage Loans," Note 12 to the Consolidated Financial Statements.

Reclassification. Certain amounts reflected in the Company's Consolidated Financial Statements for the years ended December 31, 1999 and 1998, have been reclassified to conform to the presentation for 2000.

RECENT DEVELOPMENTS

Insurance Agency Activities. On December 1, 2000, Doral Financial commenced insurance agency activities through a new subsidiary, Doral Insurance Agency, Inc. As a corporate agent, Doral Insurance Agency earns commissions on the sale of insurance policies issued by unaffiliated insurance companies. Doral Financial anticipates that revenues from insurance sales should increase substantially during 2001 as it begins to cross-market insurance products to its existing mortgage customers.

Expansion in U.S. Doral Bank NY commenced operations in New York City through a single branch in the fourth quarter of 1999. Doral Bank NY is in the process of implementing a branch expansion program that it anticipates will result in the opening of up to four additional branches in the New York City area during 2001.

                                                      PRICEWATERHOUSECOOPERS LLP
                                                      PO Box 363566
                                                      San Juan PR 00936-3566
                                                      Telephone (787) 754-9090

                        REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of

Doral Financial Corporation

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Doral Financial Corporation and its subsidiaries at December 31, 2000 and 1999, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2000, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico

February 16, 2001


CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2001
Stamp 1684994 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION - DECEMBER 31, 2000 AND 1999

(Dollars in thousands, except share information)                                                            2000            1999
                                                                                                        ------------    -----------
ASSETS
Cash and due from banks                                                                                 $     28,999    $    25,793
                                                                                                        ------------    -----------
Money market investments:
   Securities purchased under agreements to resell                                                            59,025         21,430
   Time deposits with other banks                                                                            214,480        246,010
   Other short term investments, at cost                                                                     125,815        102,796
                                                                                                        ------------    -----------
                     Total money market investments                                                          399,320        370,236
                                                                                                        ------------    -----------

Pledged investment securities:
   Trading securities, at fair value                                                                         926,091        707,961
   Securities available for sale, at fair value                                                              168,210         66,325
   Securities held to maturity, at amortized cost                                                          1,427,361      1,323,172
                                                                                                        ------------    -----------
                     Total pledged investment securities                                                   2,521,662      2,097,458
                                                                                                        ------------    -----------

Investment securities and other instruments not pledged:
   Trading securities, at fair value                                                                         175,847        154,737
   Securities available for sale, at fair value                                                               14,164             --
   Securities held to maturity, at amortized cost                                                            130,952        185,888
   Federal Home Loan Bank of NY (FHLB) stock, at cost                                                         39,505         21,645
                                                                                                        ------------    -----------
                     Total investment securities and other instruments not pledged                           360,468        362,270
                                                                                                        ------------    -----------

                     Total investment securities and other instruments                                     2,882,130      2,459,728
                                                                                                        ------------    -----------

Loans:
   Mortgage loans held for sale, at lower of cost or market                                                1,354,605      1,015,703
   Loans receivable, net                                                                                     398,191        231,184
                                                                                                        ------------    -----------
                     Total loans                                                                           1,752,796      1,246,887
                                                                                                        ------------    -----------

Receivables and mortgage servicing advances                                                                   56,951         56,021
Broker-dealer's operations receivable                                                                         43,111        158,798
Accrued interest receivable                                                                                   49,733         42,021
Servicing assets, net                                                                                        139,795        109,721
Property, leasehold improvements and  equipment, net                                                          67,469         37,444
Cost in excess of fair value of net assets acquired, net                                                       9,692          9,964
Real estate held for sale, net                                                                                 6,258          3,910
Prepaid expenses and other assets                                                                             27,132         16,820
                                                                                                        ------------    -----------
                     Total assets                                                                       $  5,463,386    $ 4,537,343
                                                                                                        ============    ===========

LIABILITIES AND STOCKHOLDERS' EQUITY
Securities sold under agreements to repurchase                                                          $  2,275,855    $ 1,927,956
Loans payable                                                                                                372,620        353,460
Deposits                                                                                                   1,303,525      1,010,424
Notes payable                                                                                                444,746        461,053
Advances from FHLB                                                                                           389,000        134,000
Broker-dealer's operations payable                                                                            43,512        154,210
Accrued expenses and other liabilities                                                                       128,418        111,258
                                                                                                        ------------    -----------
                     Total liabilities                                                                     4,957,676      4,152,361
                                                                                                        ------------    -----------

Commitments and contingencies  (Note 23)
                                                                                                        ------------    -----------

STOCKHOLDERS' EQUITY
Preferred stock, $1 par value, 10,000,000 shares authorized at aggregate liquidation preference value        124,750         83,210
Common stock, $1 par value, 200,000,000 shares authorized; 42,449,134 and 40,484,920 shares issued in 2000 and 1999, respectively; 42,393,134 and  40,428,920 shares
   outstanding in 2000 and 1999, respectively                                                                 42,449         40,485
Paid-in capital                                                                                               64,319         59,115
Legal surplus                                                                                                  5,982          3,596
Retained earnings                                                                                            265,396        205,875
Accumulated other comprehensive income (loss), net of taxes                                                    2,870         (7,243)
Treasury stock at par value, 56,000 shares held                                                                  (56)           (56)
                                                                                                        ------------    -----------
                     Total stockholders' equity                                                              505,710        384,982
                                                                                                        ------------    -----------
                     Total liabilities and stockholders' equity                                         $  5,463,386    $ 4,537,343
                                                                                                        ============    ===========

The accompanying notes are an integral part of these financial statements.

                        CONSOLIDATED STATEMENTS OF INCOME
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(Dollars in thousands, except per share information)                   2000         1999         1998
                                                                    ----------   ----------   ----------

Interest income:
  Loans                                                             $  124,184   $   78,258   $   54,694
  Mortgage-backed securities                                            78,075       58,756       55,276
  Investment securities                                                101,852       60,235       32,278
  Money market investments                                              21,434       14,430        7,803
                                                                    ----------   ----------   ----------
         Total interest income                                         325,545      211,679      150,051
                                                                    ----------   ----------   ----------

Interest expense:
  Loans payable                                                         34,159       24,292       26,131
  Securities sold under agreements to repurchase                       136,346       72,726       55,561
  Deposits                                                              62,002       35,784       17,326
  Other borrowed funds                                                  50,734       28,993       15,768
                                                                    ----------   ----------   ----------
         Total interest expense                                        283,241      161,795      114,786
                                                                    ----------   ----------   ----------

         Net interest income                                            42,304       49,884       35,265

Provision for loan losses                                                4,078        2,626          883
                                                                    ----------   ----------   ----------

         Net interest income after provision for loan losses            38,226       47,258       34,382
                                                                    ----------   ----------   ----------

Non-interest income:
  Net gain on mortgage loan sales                                      134,339       80,184       49,551
  Trading account                                                       (9,393)      12,914        6,056
  Gain on sale of investment securities                                  3,360        3,068        6,052
  Servicing income                                                      26,418       24,936       19,782
  Gain on sale of servicing assets                                          --           --        1,829
  Commissions, fees and other income                                     9,861        5,809        3,070
                                                                    ----------   ----------   ----------
         Total non-interest income                                     164,585      126,911       86,340
                                                                    ----------   ----------   ----------

Non-interest expenses:
  Compensation and benefits                                             40,514       44,838       21,158
  Taxes, other than payroll and income taxes                             3,974        2,610        1,747
  Advertising                                                            7,911        5,875        5,824
  Professional services                                                  4,549        5,473        4,920
  Telephone                                                              3,953        3,626        2,780
  Rent                                                                   6,163        4,467        3,273
  Amortization of servicing assets                                      14,268       10,988        6,670
  Depreciation and amortization                                          7,179        4,534        3,669
  Maintenance                                                            1,617        1,497        1,566
  Other                                                                 16,531       13,648        9,276
                                                                    ----------   ----------   ----------
         Total non-interest expenses                                   106,659       97,556       60,883
                                                                    ----------   ----------   ----------

         Income before income taxes                                     96,152       76,613       59,839
                                                                    ----------   ----------   ----------

Income taxes                                                            11,496        8,687        7,007
                                                                    ----------   ----------   ----------

         Net income                                                 $   84,656   $   67,926   $   52,832
                                                                    ==========   ==========   ==========

Net income per common share:

  Basic                                                             $     1.86   $     1.55   $     1.31
                                                                    ==========   ==========   ==========

  Diluted                                                           $     1.85   $     1.50   $     1.26
                                                                    ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements

           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(Dollars in thousands)                                                 2000         1999         1998
                                                                    ----------   ----------   ----------

PREFERRED STOCK:
        Balance at beginning of year                                $   83,210   $    8,460   $    8,460
        Shares converted (8% convertible)                               (8,460)          --           --
        Shares issued (7% noncumulative monthly income)                     --       74,750           --
        Shares issued (8.35% noncumulative monthly income)              50,000           --           --
                                                                    ----------   ----------   ----------
                Balance at end of year                                 124,750       83,210        8,460
                                                                    ----------   ----------   ----------

COMMON STOCK:
        Balance at beginning of year                                    40,485       40,485       36,851
        Common stock converted                                           1,934           --           --
        Common stock issued                                                 --           --        3,634
        Common stock issued under Stock Option Plan                         30           --           --
                                                                    ----------   ----------   ----------
                Balance at end of year                                  42,449       40,485       40,485
                                                                    ----------   ----------   ----------

PAID-IN CAPITAL:
        Balance at beginning of year                                    59,115       61,800       24,842
        Shares converted                                                 6,526           --           --
        Issuance cost of preferred stock                                (1,756)      (2,685)          --
        Common stock issued                                                 --           --       36,958
        Shares issued under Stock Option Plan                              434           --           --
                                                                    ----------   ----------   ----------
                Balance at end of year                                  64,319       59,115       61,800
                                                                    ----------   ----------   ----------

LEGAL SURPLUS:
        Balance at beginning of year                                     3,596        2,499        1,704
        Transfer from retained earnings                                  2,386        1,097          795
                                                                    ----------   ----------   ----------
                Balance at end of year                                   5,982        3,596        2,499
                                                                    ----------   ----------   ----------

RETAINED EARNINGS:
        Balance at beginning of year                                   205,875      156,315      114,253
        Net income                                                      84,656       67,926       52,832
        Cash dividends declared on common stock                        (15,943)     (12,129)      (9,299)
        Cash dividends declared on preferred stock                      (6,806)      (5,140)        (676)
        Transfer to legal surplus                                       (2,386)      (1,097)        (795)
                                                                    ----------   ----------   ----------
                Balance at end of year                                 265,396      205,875      156,315
                                                                    ----------   ----------   ----------

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS) NET OF TAXES:
        Balance at beginning of year                                    (7,243)          56          901
        Net change in the fair value of investment securities
         available for sale, net of deferred taxes                      10,113       (7,299)        (845)
                                                                    ----------   ----------   ----------
                Balance at end of year                                   2,870       (7,243)          56
                                                                    ----------   ----------   ----------
TREASURY STOCK-AT COST:                                                    (56)         (56)         (56)
                                                                    ----------   ----------   ----------

        Total stockholders' equity                                  $  505,710   $  384,982   $  269,559
                                                                    ==========   ==========   ==========

The accompanying notes are an integral part of these financial statements

                 CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(Dollars in thousands)                                                          2000       1999       1998
                                                                              --------   --------   --------

NET INCOME                                                                    $ 84,656   $ 67,926   $ 52,832
                                                                              --------   --------   --------
Other comprehensive income (loss), net of tax:
  Unrealized net gains (losses) on securities arising during the period
         (net of taxes of $3,972 - 2000, $4,958  - 1999 and $12 - 1998)         10,626     (7,756)        18
  Amortization of unrealized loss on securities reclassified to held to
         maturity (net of taxes of $105 - 2000)                                    316         --         --
  Reclassification adjustment for (gains) losses included in net income
         (net of taxes of $2,531 - 2000, $292 - 1999 and $552 - 1998)             (829)       457       (863)
                                                                              --------   --------   --------

Other comprehensive income (loss)                                               10,113     (7,299)      (845)
                                                                              --------   --------   --------
Comprehensive income, net of taxes                                            $ 94,769   $ 60,627   $ 51,987
                                                                              ========   ========   ========

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(In thousands)                                                                              2000           1999           1998
                                                                                        ------------   ------------   ------------

CASH FLOWS FROM OPERATING ACTIVITIES:
     Net income                                                                         $     84,656   $     67,926   $     52,832
                                                                                        ------------   ------------   ------------
     Adjustments to reconcile net income to net cash used in operating activities:
        Depreciation and amortization                                                          6,907          4,095          2,941
        Amortization of interest-only strips                                                  13,588          6,897          3,738
        Amortization of cost in excess of fair value of net assets acquired                      272            439            728
        Amortization of servicing assets                                                      14,268         10,988          6,670
        Deferred tax provision                                                                 4,882          2,917            419
        Gain on sale of servicing assets                                                          --             --         (1,829)
        Provision for loan losses                                                              4,078          2,626            883
        Origination and purchases of mortgage loans held for sale                         (2,789,622)    (2,571,568)    (2,275,178)
        Principal repayments and sales of mortgage loans held for sale                     1,599,912      1,131,161        621,711
        Purchases of securities held for trading                                          (1,673,421)    (1,559,411)    (1,051,826)
        Increase in interest-only strips, net                                                (66,947)       (48,988)       (16,848)
        Principal repayments and sales of securities held for trading                      2,375,956      2,651,802      1,765,783
        Increase in servicing assets                                                         (44,342)       (48,141)       (32,876)
        Increase in receivables and mortgage servicing advances                                 (930)       (23,453)        (8,099)
        Decrease (increase) in broker-dealer's operations receivable                         115,687        (14,312)      (124,440)
        Increase in accrued interest receivable                                               (7,712)       (18,451)       (10,033)
        Increase in payable related to short sales                                            49,363             --             --
        Increase in interest payable                                                           8,137         18,875          7,657
        (Decrease) increase in broker-dealer's operations payable                           (110,698)        12,208        122,961
        Increase (decrease) in accrued expenses and other liabilities                            609        (23,235)        32,685
        (Increase) decrease in prepaid expenses and other assets                             (10,312)        (7,863)         2,377
                                                                                        ------------   ------------   ------------
                Total adjustments                                                           (510,325)      (473,414)      (952,576)
                                                                                        ------------   ------------   ------------

                Net cash used in operating activities                                       (425,669)      (405,488)      (899,744)
                                                                                        ------------   ------------   ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
     Purchases of securities held to maturity                                               (282,540)      (819,499)       (28,919)
     Principal repayments and maturities of securities held to maturity                      144,834         73,703         97,352
     Origination of loans receivable                                                        (384,124)      (150,551)       (37,709)
     Principal repayments of loans receivable                                                213,847         85,400          3,311
     Purchases of securities available for sale                                             (612,144)      (699,455)      (522,038)
     Principal repayments and sales of securities available for sale                         559,777        457,260        724,161
     Purchase of FHLB stock                                                                  (17,860)       (14,731)        (2,222)
     Purchase of property, leasehold improvements and equipment                              (36,932)       (22,266)       (11,366)
     Purchase of net assets of subsidiary                                                         --         (4,928)            --
     (Increase) decrease in real estate held for sale                                         (2,348)          (923)            38
     Proceeds from sale of servicing assets                                                       --             --          1,883
                                                                                        ------------   ------------   ------------
                Net cash (used in) provided by investing activities                     $   (417,490)  $ (1,095,990)  $    224,491
                                                                                        ------------   ------------   ------------

(Continued)

The accompanying notes are an integral part of these financial statements.

                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

(In thousands)                                                                   2000          1999          1998
                                                                              -----------   -----------   -----------

CASH FLOWS FROM FINANCING ACTIVITIES:
     Increase in deposits                                                     $   293,101   $   477,311   $   232,619
     Increase in securities sold under agreements to repurchase                   347,899       730,628       359,186
     (Decrease) increase in loans payable                                         (30,203)      (73,244)      187,934
     Increase in common stock, net                                                    464            --        40,592
     Issuance of preferred stock, net                                              48,244        72,065            --
     Proceeds from FHLB advances                                                  255,000       102,000            --
     (Decrease) increase in notes payable                                         (16,307)      261,320        34,799
     Dividends declared and paid                                                  (22,749)      (17,269)       (9,975)
                                                                              -----------   -----------   -----------
                Net cash provided by financing activities                         875,449     1,552,811       845,155
                                                                              -----------   -----------   -----------

Net increase in cash and cash equivalents                                          32,290        51,333       169,902
Cash and cash equivalents at beginning of year                                    396,029       344,696       174,794
                                                                              -----------   -----------   -----------

Cash and cash equivalents at the end of year                                  $   428,319   $   396,029   $   344,696
                                                                              ===========   ===========   ===========

Cash and cash equivalents include:
     Cash and due from banks                                                  $    28,999   $    25,793   $    31,945
     Money market investments                                                     399,320       370,236       312,751
                                                                              -----------   -----------   -----------
                                                                              $   428,319   $   396,029   $   344,696
                                                                              ===========   ===========   ===========

SUPPLEMENTAL SCHEDULE OF NONCASH ACTIVITIES:

     Loan securitizations                                                     $   844,182   $ 1,306,609   $ 1,084,568
                                                                              ===========   ===========   ===========

     Reclassification of trading securities to held to maturity category      $        --   $        --   $   115,680
                                                                              ===========   ===========   ===========

     Reclassification of securities available for sale to held to maturity
       category                                                               $        --   $   592,200   $        --
                                                                              ===========   ===========   ===========

     Conversion of preferred stock                                            $     8,460   $        --   $        --
                                                                              ===========   ===========   ===========

Supplemental Cash Flows Information:

     Cash used to pay interest                                                $   275,104   $   142,920   $   102,799
                                                                              ===========   ===========   ===========

     Cash used to pay income taxes                                            $     6,069   $     2,470   $    10,173
                                                                              ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                  YEARS ENDED DECEMBER 31, 2000, 1999 AND 1998

1. REPORTING ENTITY

Doral Financial Corporation ("DFC" or the "Company") is a financial holding company (see Note 3) engaged in mortgage banking, banking, insurance agency and broker-dealer activities through its wholly owned subsidiaries Doral Mortgage Corporation, SANA Investment Mortgage Bankers, Inc., Centro Hipotecario de Puerto Rico, Inc., Doral Bank ("Doral Bank PR"), Doral Bank, FSB ("Doral Bank NY"), Doral Insurance Agency, Inc., Doral Securities, Inc., Doral Money, Inc., Doral International, Inc. and Doral Properties, Inc. ("Doral Properties").

The Company operates through 43 mortgage banking offices in Puerto Rico, one mortgage banking office in Florida, one mortgage banking office in New York, 22 commercial banking branches in Puerto Rico, one insurance agency office in Puerto Rico, three broker-dealer offices in Puerto Rico, and one Federally chartered savings bank branch in New York, for a total of 72 offices.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements include the accounts of Doral Financial Corporation and its wholly owned subsidiaries. Accounting and reporting policies conform with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is primarily engaged in the origination, purchase, securitization and sale of FHA, VA, conventional and non-conforming first and second mortgage loans and, to a lesser extent, in providing and/or arranging for interim financing for the construction of residential and other types of real estate developments and permanent financing on multifamily and commercial real estate. The Company, together with its subsidiaries, services FHA-insured, VA-guaranteed and conventional mortgage loans pooled for issuance of Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") mortgaged-backed securities and collateralized mortgage obligation certificates issued by grantor trusts established by the Company ("CMO Certificates"). The Company also services loans for private investors, originates loans for investment and provides banking services through a Puerto Rico commercial bank and a federal savings bank in New York, and provides insurance, securities brokerage and investment banking services through Doral Insurance Agency, Inc. and Doral Securities, Inc., respectively.

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

Securities Held for Trading

Securities that are bought and held principally for the purpose of selling them in the near term are classified as securities held for trading and reported at fair value based on quoted market prices. Realized and unrealized changes in market value are recorded separately in the trading account in the period in which the changes occur. Interest income and expense arising from trading instruments are included in the income statement as part of net interest income rather than in the trading account.

In connection with securitization transactions, the Company recognizes as interest-only strips ("IOs") the present value of excess interest cash flows to be received in excess of servicing rates normally paid to federally sponsored secondary market makers. The fair value of IOs is generally determined based on market prices for sales of similar assets. The Company classifies these IOs as securities held for trading. The IOs are realized over time through the receipt of the excess interest cash flows. The Company periodically evaluates the net realizable value of its IOs based on the present value of the estimated remaining future excess interest cash flows, using current prepayment speed assumptions determined from market sources for similar types of loans and the same discount rate used to calculate the original value of the interest only strip. The IOs are amortized on a straight-line basis over their estimated life. The amortization is recorded as a reduction of interest income. Any impairment in the recorded value due to acceleration in anticipated prepayment experience is recognized as a reduction in income. From time to time, the Company sells the IOs to third parties. A gain or loss is recognized for the difference between the market value recorded at the time of sale and the actual cash received.

Securities Held to Maturity

Securities which the Company has the ability and intent to hold until their maturity are classified as held to maturity and reported at amortized cost. Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method.

Securities Available for Sale

Securities not classified as either securities held to maturity or trading securities are classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported, net of taxes, as a separate component of stockholders' equity. Cost of securities sold is determined on the specific identification method.

When securities are transferred from available for sale to held to maturity, any unrealized gain or loss at the time of transfer remains in accumulated other comprehensive income and is amortized over the remaining term of the securities.

Securities Transactions of Broker-Dealer

Securities transactions of the Company's broker-dealer operation are recorded on the trade date basis. At the end of the period, unsettled purchase transactions are recorded as part of the Company's position and as a payable, while unsettled sales transactions are deducted from the Company's position and recorded as a receivable.

Transactions of Insurance Agency

Transactions of the Company's insurance agency operation are recorded on the accrual basis. The Company's insurance agency earns commissions on the sale of insurance policies issued by unaffiliated insurance companies.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of cost or market computed on an aggregate portfolio basis. The amount by which cost exceeds market value, if any, is accounted for as a loss. Changes in the valuation allowance are included in the determination of income in the period in which the change occurs. Loan origination fees and direct loan origination costs related to loans held for sale are deferred as an adjustment to the carrying basis of such loans until these are sold. The securitization of mortgage loans held for sale is recorded as a sale of mortgage loans and the purchase of a mortgage-backed security, and are classified as trading, available for sale or held to maturity, as appropriate.

Loans Receivable

Loans receivable are held principally for investment purposes. These consist mainly of construction, residential first and second mortgages, commercial real estate, land and consumer loans.

Loans receivable are stated at their unpaid balance, less unearned interest, net deferred loan fees or costs, undisbursed portion of construction loans and allowance for loan losses. Unearned interest on consumer loans is amortized using a method that results in a uniform level rate of return over the term of the loan. Loan origination fees and costs incurred in the origination of loans held for investment are deferred and amortized using the interest method throughout the term of the loan as a yield adjustment.

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

Recognition of interest on loans receivable is discontinued when loans are more than 90 days in arrears, except on residential mortgage loans held by the Company's mortgage banking units, which continue to accrue interest until foreclosure. At that time, any interest accrued is reversed against interest income. Such interest, if ultimately collected, is credited to income in the period of the recovery. Loans for which the recognition of interest has been discontinued are designated as non-accruing. Such loans are not reinstated to accrual status until principal and interest payments are brought up to date.

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

Servicing Assets

The Company sells or securitizes substantially all of the residential mortgage loans it produces and retains the related servicing rights. These servicing rights entitle the Company to a future stream of cash flows based on the outstanding principal balance of the mortgage loans and the contractual servicing fee. These fees are credited to income on a monthly basis. Servicing rights retained in a sale or securitization are measured by allocating the carrying value of the loans between the assets sold and the interest retained, if any, based on their relative fair values, if practicable, at the date of sale or securitization and are presented in the accompanying statements of financial condition as servicing assets. The fair value of the servicing rights is generally determined based on market prices for sales of similar assets.

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

Real Estate Held for Sale

The Company acquires real estate through foreclosure proceedings. These properties are held for sale and are stated at the lower of cost or fair value less estimated costs to sell.

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

The Company measures impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. In performing the review for recoverability, an estimate of the future cash flows expected to result from the use of the asset and its eventual disposition is made. If the sum of the future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, an impairment loss is recognized.

Accounting for Transfers and Servicing of Financial Assets and Extinguishment of Liabilities

The Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

From time to time, the Company may sell mortgage loans and mortgage-backed securities subject to put arrangements and/or other recourse provisions. Pursuant to recourse arrangements, the Company agrees to retain or share the credit risk with the purchaser of such mortgage loans. Pursuant to put arrangements, the Company grants the buyer an option that allows the buyer to sell the loans or securities back to the Company at a negotiated price but does not restrict the purchaser from selling such securities to a third party at any time. The Company estimates the fair value of the retained recourse obligation or any liability incurred at the time of sale and allocates a portion of the proceeds of the sale to such obligation. Put options are recorded at fair value at the time of sale as a liability on the Company's statement of financial condition, and subsequently carried at fair value.

Money Market Investments

Money market investments are treated as short-term investments. These investments are carried at cost. In the case of securities purchased under agreements to resell, the securities underlying the agreements are not recorded in the asset accounts of the Company, since the seller retains control of such securities.

Securities Sold under Agreements to Repurchase

As part of its financing activities the Company enters into sales of securities under agreements to repurchase the same or substantially similar securities. The Company retains control over such securities, accordingly, the amounts received under these agreements represent short-term borrowings and the securities underlying the agreements remain in the asset accounts. These transactions are carried at the amounts at which transactions will be settled.

Amortization of Loan Origination Costs and Fees

Loan origination fees and related direct loan origination costs are deferred and amortized to income as an adjustment of the yield throughout the average expected life of the related loans. Such fees and costs related to mortgage loans held for sale are deferred and recognized in income as a component of the gain on sale of mortgage loans when the related loans are sold or securitized.

Amortization of Debt Issuance Costs

Costs related to the issuance of debt are amortized under a method that approximates the interest method, and are included in the prepaid expenses and other assets category.

Interest Rate Risk Management

The Company has various mechanisms to reduce its exposure to interest rate fluctuations including, among others, entering into transactions dealing with financial derivatives such as futures contracts, options and interest rate swaps. Such instruments are purchased or entered into as hedges against future fluctuations in interest rates and/or market values of specifically identified assets or liabilities. For financial reporting purposes, it is the Company's general policy to account for such instruments on a marked-to-market basis with gains or losses on such instruments included in the results of operations as part of trading account, as they occur, except for interest rate swaps at Doral Bank PR. Such swaps are not recorded in the statement of financial condition and the interest receivable or payable thereunder is recognized on the accrual basis.

From time to time, the Company may designate some of these derivative instruments as hedges for financial reporting purposes. In such circumstances, the cost of unexpired options, net of premiums collected on written options, so designated, is capitalized as part of the carrying cost and charged to income in relation to the life of the underlying security being hedged.

Loan Servicing

The Company pools FHA-insured and VA-guaranteed mortgages for issuance of GNMA mortgage-backed securities. Conventional loans are pooled and issued as FNMA or FHLMC mortgage-backed securities and CMO certificates as well as sold in bulk to investors with servicing retained. Under most of the servicing agreements, the Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. The Company is also required to foreclose on loans in the event of default by the mortgagor. At December 31, 2000, accounts receivable include advances to investors of approximately $10,534,000, (1999 - $17,229,000).

Income Taxes

The Company follows an asset and liability approach that requires the recognition of deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recognized for any deferred tax asset which, based on management's evaluation, is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized.

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

Earnings per Share

Basic net income per share is determined by dividing net income, after deducting any dividends on preferred stock, by the weighted average number of shares outstanding during the period. The average number of shares considers the dilutive effect of restricted stock awards and stock options, after giving effect to common stock splits, using the treasury stock method.

Diluted net income per share has been computed based on the assumption that all of the shares of convertible instruments will be converted into common stock and considers the dilutive effect of stock options.

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

Under the fair value-based method, cost is measured at the grant date based on the fair value of the stock option. Cost is recognized ratably over the service period of the option, which is usually the vesting period. Under the intrinsic value-based method, compensation expense is recognized for the excess, if any, of the quoted market price of the stock on the measurement date over the amount an employee must pay to acquire the stock. The measurement date is generally the date when both the number of options to be received and their exercise price is first known.

The Company uses the intrinsic value method to account for its stock option plan. Note 26 provides certain required disclosures related to the effect of using the fair value method.

Comprehensive Income

Comprehensive income includes net income and other transactions, except those with stockholders, which are recorded directly in equity. Items of other comprehensive income are presented in the statement of comprehensive income by their nature in a financial statement and the accumulated balance of other comprehensive income is displayed separately from retained earnings and additional paid-in capital in the equity section of the statement of financial condition. In the Company's case, in addition to net income, other comprehensive income results exclusively from the changes in the unrealized gains and losses on securities that are classified as available for sale.

Disclosures about Segments Information of an Enterprise and Related Information

The Company reports financial and descriptive information about its reportable segments (see note 32). Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. DFC's management determined that the segregation that best fulfills the segment definition described above is by line of business.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Derivative and Similar Financial Instruments and for Hedging Activities

In June 1998, the FASB issued SFAS No. 133, "Accounting for Derivative and Similar Financial Instruments and for Hedging Activities." This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments that are embedded in other contracts, and for hedging activities. In June 2000, the Board issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," which amends the accounting and reporting standards of SFAS No. 133 for certain derivative instruments and certain hedging activities. The provisions of this statement must be adopted on January 1, 2001.

SFAS No. 133, as amended, standardizes accounting for derivative instruments by requiring the recognition of all derivatives (both assets and liabilities) in the statement of financial position at fair value. Changes in the fair value of derivative instruments are accounted for as current income or other comprehensive income, depending on their intended use and designation.

For transactions that qualify for hedge accounting, the SFAS No. 133, as amended, provides for a matching of the timing of gain or loss recognition on the hedging instrument with the recognition in earnings of (a) the changes in the fair value of the hedged asset, liability, or a firm commitment that are attributable to the hedged risk or (b) the effect of the exposure to the variability of cash flows from the hedged asset, liability or forecasted transaction.

The Company is required to implement SFAS No. 133, as amended, effective on January 1, 2001. As part of the implementation of SFAS No. 133, effective on January 1, 2001, the Company will reclassify $110 million of its held to maturity securities as available for sale and $130 million as trading securities. The Company also will recognize $100 million on interest rate swaps, previously excluded from the financial statements, valued at an after tax loss of $196,000. These will be reported as securities held for trading. The Company's other holding and derivative instruments will remain classified as securities held for trading.

The Company estimates that this reclassification will result in recording a cumulative-effect type of adjustment of $1.6 million (gain) in other comprehensive income and $5.9 million (gain) in earnings. Under the provisions of SFAS No.133, as amended, such a reclassification does not call into question the Company's intent to hold current or future debt securities until their maturity.

Accounting for Transfer and Servicing of Financial Assets and Liabilities

In September 2000, the FASB issued SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Liabilities - A Replacement of SFAS No. 125." The SFAS revises the standards for accounting for securitizations and other transfers of financial assets and collateral and requires certain disclosures, but it carries over most of

SFAS 125's provisions without reconsideration. This statement provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. This statement becomes effective for transfers and servicing of financial assets and extinguishment of liabilities occurring after March 31, 2001. This standard is also effective for recognition and reclassification of collateral and disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. For information regarding the securitization transactions, please refer to Note 12.

Reclassifications

Certain amounts reflected in the 1999 and 1998 consolidated financial statements have been reclassified to conform to the presentation for 2000.

3. REGULATORY REQUIREMENTS

Holding Company Requirements

On March 11, 2000, the Company became a financial holding company subject to the provisions of the Gramm-Leach-Bliley Act (the "Act"). Under the Act, bank holding companies, such as DFC, all of whose subsidiary depository institutions are "well-capitalized" and "well-managed," as defined in the Bank Holding Company Act of 1956 (the "BHCA"), and which obtain satisfactory Community Reinvestment Act ratings, may elect to be treated as financial holding companies ("FHCs"). FHCs are permitted to engage in a broader spectrum of activities than those currently permitted to bank holding companies. FHCs can engage in any activities that are "financial" in nature, including insurance underwriting and brokerage, and underwriting and dealing in securities without a revenue limit or a limit on underwriting and dealing in equity securities applicable to foreign securities affiliates (which include Puerto Rico securities affiliates for these purposes). Subject to certain limitations, under new merchant banking rules, FHCs will also be allowed to make investments in companies that engage in activities that are not financial in nature without regard to the existing 5% limit for domestic investments and 20% limit for overseas (including Puerto
Rico).

Under the Act, if after becoming a FHC, the Company later fails to meet the requirements for being a FHC and is unable to correct such deficiencies within certain prescribed time periods, the Board could require the Company to divest control of its depository institution subsidiaries or alternatively to cease conducting activities that are not permissible to bank holding companies that are not FHCs.

Banking Charters

Effective October 1, 1997, the Company's commercial banking subsidiary, Doral Bank PR, converted its charter from a federal savings bank to a Puerto Rico commercial bank under the laws of the Commonwealth of Puerto Rico. Concurrently, it changed its name to Doral Bank. Deposits remain insured by the FDIC through the Savings Association Insurance Fund (SAIF).

Effective October 4, 1999, Doral Bank NY, the Company's savings bank subsidiary, received its Federal savings bank charter from the Office of Thrift Supervision and insurance of accounts from the FDIC. Doral Bank NY opened for business to the public on October 14, 1999.

Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2000, that the Company and all of its banking subsidiaries meet all capital adequacy requirements to which they are subject.

As of December 31, 2000, the most recent notification from the FDIC, dated as of December 31, 1999, categorized Doral Bank PR as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Doral Bank PR must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the FDIC notification that management believes have changed Doral Bank PR's category.

Savings Bank Requirements

Doral Bank NY is a Federally chartered savings bank subject to regulation and supervision by the Office of Thrift Supervision and the FDIC. Doral Bank NY is subject to the same regulatory capital requirements of Doral Bank PR as set forth above. Additionally, as a condition for FDIC insurance of accounts, the Company has agreed with the FDIC to maintain Doral Bank NY's ratio of Tier 1 capital to average assets at not less than 8.0% throughout its first three years of operations. As of December 31, 2000, Doral Bank NY was in compliance with the capital requirements for a well capitalized institution and the Tier 1 capital to average assets ratio imposed by the FDIC.

DFC's, Doral Bank PR's and Doral Bank NY's actual capital amounts and ratios are presented in the following table. Totals of $9,757,000 (1999 - $10,053,000) and $138,000 (1999 - $189,000) representing non-allowable assets, such as goodwill and portions of servicing assets, were deducted from the capital of DFC and Doral Bank PR, respectively. There were no non-allowable assets in Doral Bank NY as of December 31, 2000 and 1999.


                                                                                                  TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL       UNDER PROMPT CORRECTIVE
                                                            ACTUAL           ADEQUACY PURPOSES       ACTION PROVISIONS
(Dollars in thousands)                                 AMOUNT    RATIO(%)    AMOUNT    RATIO(%)      AMOUNT    RATIO(%)
----------------------                                -------------------   -------------------   -----------------------
AS OF DECEMBER 31, 2000:
Total capital (to risk-weighted assets):
  DFC Consolidated                                    $502,526      18.3    $219,424     >8.0           N/A       N/A
                                                                                         -
  Doral Bank PR                                       $157,713      14.7    $ 85,552     >8.0      $106,940     >10.0
                                                                                         -                      -
  Doral Bank NY                                       $ 25,220      45.4    $  4,440     >8.0      $  5,550     >10.0
                                                                                         -                      -
Tier I capital (to risk-weighted assets):
  DFC Consolidated                                    $493,139      18.0    $109,712     >4.0           N/A       N/A
                                                                                         -
  Doral Bank PR                                       $152,664      14.3    $ 42,776     >4.0      $ 64,164      >6.0
                                                                                         -                       -
  Doral Bank NY                                       $ 25,091      45.2    $  2,220     >4.0      $  3,330      >6.0
Tier I capital (to average assets):                                                      -                       -
  DFC Consolidated                                    $493,139       9.2    $215,458     >4.0           N/A      N/A
                                                                                         -
  Doral Bank PR                                       $152,664       7.5    $ 81,454     >4.0      $101,817      >5.0
                                                                                         -                       -
  Doral Bank NY                                       $ 25,091      17.5    $  5,750     >4.0      $  7,187      >5.0
                                                                                         -                       -

                                                                                                  TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL       UNDER PROMPT CORRECTIVE
                                                            ACTUAL           ADEQUACY PURPOSES       ACTION PROVISIONS
(Dollars in thousands)                                 AMOUNT    RATIO(%)    AMOUNT    RATIO(%)      AMOUNT    RATIO(%)
----------------------                                -------------------   -------------------   -----------------------
AS OF DECEMBER 31, 1999:
Total capital (to risk-weighted assets):
  DFC Consolidated                                    $388,364      18.4    $169,136     >8.0         N/A       N/A
                                                                                         -
  Doral Bank PR                                       $125,094      16.7    $ 59,965     >8.0    $ 74,957     >10.0
                                                                                         -                    -
  Doral Bank NY                                       $ 24,611     155.3    $  1,268     >8.0    $  1,585     >10.0
                                                                                         -                    -
Tier I capital (to risk-weighted assets):
  DFC Consolidated                                    $382,228      18.1    $ 84,568     >4.0         N/A       N/A
                                                                                         -
  Doral Bank PR                                       $122,463      16.3    $ 29,983     >4.0    $ 44,974     >6.0
                                                                                         -                    -
  Doral Bank NY                                       $ 24,602     155.3    $    634     >4.0    $    951     >6.0
                                                                                         -                    -
Tier I capital (to average assets):
  DFC Consolidated                                    $382,228       8.8    $173,926     >4.0         N/A       N/A
                                                                                         -                    -
  Doral Bank PR                                       $122,463       9.6    $ 51,279     >4.0    $ 64,099     >5.0
                                                                                         -                    -
  Doral Bank NY                                       $ 24,602      79.5    $  1,239     >4.0    $  1,548     >5.0
                                                                                         -                    -


Housing and Urban Development Requirements

The Company's mortgage operation is a U.S. Department of Housing and Urban Development approved, non-supervised mortgagee, and is required to maintain an excess of current assets over current liabilities and minimum net worth, as defined by the various regulatory agencies. The Company is also required to maintain fidelity bonds and errors and omissions insurance coverages based on the balance of its servicing portfolio.

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

4. MONEY MARKET INVESTMENTS

At December 31, 2000, the carrying value of securities purchased under agreements to resell included in money market investments and the estimated collateral value of the underlying securities is summarized as follows:

(In thousands)                               COLLATERAL
                                CARRYING     ESTIMATED
TYPE OF COLLATERAL PLEDGED       VALUE      MARKET VALUE
--------------------------      --------    ------------
Mortgage-backed securities      $ 7,077        $ 7,996
US Government securities         50,119         50,287
Other securities                  1,829          2,040
                                -------        -------
                                $59,025        $60,323
                                =======        =======

These securities were held on behalf of the Company by the dealers that arranged the transactions.

5. SECURITIES HELD FOR TRADING

Securities held for trading consisted of:

                                        DECEMBER 31,
(In thousands)                      2000           1999
---------------------------      ----------      ---------
Mortgage-backed securities:
    GNMA exempt                  $  856,781      $614,380
    GNMA taxable                     18,953        66,226
    CMO certificates                 35,285        39,993
    FHLMC and FNMA                   47,712        36,481
Interest-only strips                137,652        84,293
US Treasury                             101           198
US Agencies                              25        14,843
PR Government and Agencies            1,397         6,284
Other                                 4,032            --
                                 ----------      --------
                                 $1,101,938      $862,698
                                 ==========      ========

CMO certificates include, among others, the following:

                                             DECEMBER 31,
(In thousands)                             2000         1999
------------------------------------     -------      -------
Interest only certificates               $12,929      $14,008
Subordinated certificates,
   CMO's established by the Company        5,728        5,716
Residual certificates, CMO's
   established by the Company              7,405        7,910
                                         -------      -------
                                         $26,062      $27,634
                                         =======      =======

Net unrealized holding gain on trading securities included in earnings for the year ended December 31, 2000, amounted to approximately $6,981,000. For the years ended December 31, 1999 and 1998, earnings included net unrealized holding losses on trading securities of $13,309,000 and $2,791,000, respectively.

6. SECURITIES AVAILABLE FOR SALE

The amortized cost, unrealized holding gains and losses, approximate market value, weighted average yield and contractual maturities of securities available for sale as of December 31, 2000 and 1999 (1998 - only market value and weighted average yield are presented), were as follows:

(Dollars in thousands)                                                            2000
------------------------------------        -------------------------------------------------------------------------------
                                                                                                                 WEIGHTED
                                              AMORTIZED       UNREALIZED       UNREALIZED        MARKET           AVERAGE
                                                COST            GAINS            LOSSES           VALUE            YIELD
                                            ------------     ------------     ------------     ------------     -----------
MORTGAGE-BACKED
  GNMA
     Due within a year                        $ 10,394          $  103          $     86          $ 10,411          7.29%

  FHLMC AND FNMA
     Due within a year                          66,195           1,181                --            67,376          7.55%

DEBT SECURITIES
  FEDERAL HOME LOAN BANK NOTES
     Due over ten years                         22,981           1,081                --            24,062          6.32%

  US TREASURY
     Due within a year                          10,565             610                --            11,175          6.25%
     Due over ten years                         63,826           5,524                --            69,350          6.25%
                                              --------          ------          --------          --------        ------
                                              $173,961          $8,499          $     86          $182,374          6.80%
                                              ========          ======          ========          ========        ======

(Dollars in thousands)                                          1999                                            1998
----------------------------------   --------------------------------------------------------------    ----------------------
                                                                                           WEIGHTED                  WEIGHTED
                                      AMORTIZED  UNREALIZED   UNREALIZED     MARKET        AVERAGE      MARKET       AVERAGE
                                        COST       GAINS        LOSSES       VALUE          YIELD        VALUE        YIELD
                                     ----------  ----------   ----------   ----------     ---------    ---------    ---------
DEBT SECURITIES
   US TREASURY
     Due within a year               $    --      $   --      $    --      $       --         --       $ 10,326       4.95%
     Due from five to ten years       68,648          --        2,323          66,325       5.50%            --         --
     Due over ten years                   --          --           --              --         --         26,266       5.50%

   FEDERAL HOME LOAN BANK NOTES
     Due within a year                    --          --           --              --         --         24,928       5.09%
     Due from one to five years           --          --           --              --         --         25,031       6.75%
     Due from five to ten years           --          --           --              --         --         45,056       6.67%
     Due over ten years                   --          --           --              --         --        264,216       6.74%

   FEDERAL FARM CREDIT NOTES
     Due from one to five years           --          --           --              --         --          8,040       5.95%
     Due from five to ten years           --          --           --              --         --          5,025       6.22%
                                     -------      ------      -------      ----------       ----       --------       ----
                                     $68,648      $   --      $ 2,323      $   66,325       5.50%      $408,888       6.48%
                                     =======      ======      =======      ==========       ====       ========       ====

The weighted average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value.

Proceeds from sales of securities available for sale during 2000 were approximately $552,826,000 (1999 - $437,314,000, 1998 - $507,346,000). Gross
gains of $8,672,000 (1999 - $3,648,000, 1998 - $6,556,000) were realized on those sales. For 2000, gross losses of $5,312,000 (1999 - $580,000, 1998 -
$504,000) were realized on those sales.

Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

7. SECURITIES HELD TO MATURITY

The amortized cost, unrealized holding gains and losses, approximate market value, weighted average yield and contractual maturities of held to maturity securities as of December 31, 2000 and 1999 (1998 - only amortized cost and weighted average yield are presented) were as follows:

(Dollars in thousands)                                                         2000
------------------------------------         -------------------------------------------------------------------------
                                                                                                            WEIGHTED
                                                AMORTIZED     UNREALIZED     UNREALIZED       MARKET        AVERAGE
                                                  COST          GAINS          LOSSES          VALUE          YIELD
                                             -------------   ------------   ------------    -----------    -----------
MORTGAGE-BACKED
 GNMA
  Due from five to ten years                 $    2,510        $    66      $       --      $    2,576       6.60%
  Due over ten years                             21,239            754              --          21,993       6.99%

 CMO CERTIFICATES
  Due from one to five years                      3,205             --              15           3,190       6.12%
  Due from five to ten years                      5,288             --              26           5,262       6.23%
  Due over ten years                            123,299            582             979         122,902       5.95%

DEBT SECURITIES
 Federal Farm Credit Notes
  Due from one to five years                      4,906            169              --           5,075       6.22%
  Due from five to ten years                      9,996            141              --          10,137       6.41%

 FEDERAL HOME LOAN
 BANK NOTES
  Due within a year                              34,380             --              63          34,317       6.94%
  Due from one to five years                     26,999             49              38          27,010       7.27%
  Due from five to ten years                     70,595            350             138          70,807       7.69%
  Due over ten years                            591,553          5,219           5,559         591,213       6.78%

 ZERO COUPON
  Due from five to ten years                    196,922             --           8,222         188,700       7.50%
  Due over ten years                            158,591         20,748              45         179,294       7.85%

 PR HOUSING BANK NOTES
  Due over ten years                              3,390             --              --           3,390       6.20%

 U.S. TREASURY
  Due within a year                               5,035          1,102           1,097           5,040       5.68%
  Due from five to ten years                     70,031          3,819              --          73,850       6.00%
  Due over ten years                            225,029          4,024           2,314         226,739       5.51%

 ECONOMIC DEVELOPMENT BANK NOTES
  Due from one to five years                      2,000             --              --           2,000       6.60%
  Due from five to ten years                      1,345             --              --           1,345       6.68%
  Due over ten years                              2,000             --              --           2,000       7.00%
                                             ----------        -------      ----------      ----------       ----
                                             $1,558,313        $37,023      $   18,496      $1,576,840       6.74%
                                             ==========        =======      ==========      ==========       ====

(Dollars in thousands)                                           1999                                              1998
-----------------------------    ---------------------------------------------------------------------     ----------------------
                                                                                              WEIGHTED                   WEIGHTED
                                   AMORTIZED      UNREALIZED    UNREALIZED       MARKET       AVERAGE      AMORTIZED     AVERAGE
                                     COST           GAINS         LOSSES          VALUE        YIELD         COST         YIELD
                                 ------------    -----------   -----------     ----------    ---------     ---------    ---------
MORTGAGE-BACKED
 GNMA
  Due from five to ten years      $    2,295      $    51      $       --      $    2,346       6.50%      $     --         --
  Due over ten years                  24,294          941              67          25,168       6.99%        31,511       6.96%

 CMO CERTIFICATES
  Due from one to five years           5,227           --              37           5,190       6.06%         3,030       5.80%
  Due from five to ten years           5,944            4              29           5,919       6.71%        14,084       8.19%
  Due over ten years                 127,764        1,072              70         128,766       5.89%       137,153       5.84%


DEBT SECURITIES
 Federal Farm Credit Notes
  Due from one to five years           4,994           --             269           4,725       6.22%            --         --
  Due from five to ten years           9,885           --             435           9,450       6.42%            --         --

 FEDERAL HOME LOAN BANK
NOTES
  Due from one to five years          26,539           --           1,359          25,180       7.31%            --         --
  Due from five to ten years          72,592           --           4,345          68,247       7.30%            --         --
  Due over ten years                 598,031           --          30,459         567,572       6.84%            --         --

 ZERO COUPON
  Due from five to ten years         182,944           --              --         182,944       7.50%            --         --
  Due over ten years                 146,823           --             923         145,900       7.86%            --         --

 P.R. HOUSING BANK NOTES
  Due over ten years                   5,000           --             125           4,875       6.20%         5,000       6.20%

 U.S. TREASURY
  Due within a year                    1,597            3              --           1,600       5.03%            --         --
  Due from five to ten years          70,061           --           2,161          67,900       6.00%            --         --
  Due over ten years                 225,070           --          22,545         202,525       5.48%            --         --
                                  ----------      -------      ----------      ----------       ----       --------       ----
                                  $1,509,060      $ 2,071      $   62,824      $1,448,307       6.71%      $190,778       6.21%
                                  ==========      =======      ==========      ==========       ====       ========       ====

The weighted average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

8. MORTGAGE LOANS HELD FOR SALE

At December 31, mortgage loans held for sale consisted of the following:

(In thousands)                                        2000            1999
---------------------------------------------      ----------      ----------
Conventional single family residential loans       $  937,386      $  660,700
FHA/VA loans                                          131,169         136,087
Mortgage loans on residential multifamily             165,133         128,191
Construction and commercial real estate loans         118,257          87,712
Consumer loans secured by mortgages                     2,660           3,013
                                                   ----------      ----------
                                                   $1,354,605      $1,015,703
                                                   ==========      ==========

At December 31, the aggregate amortized cost and approximate market value of these loans were as follows:

                                                                           GROSS             GROSS
                                                       AMORTIZED        UNREALIZED         UNREALIZED       APPROXIMATE
(In thousands)                                           COST          HOLDING GAINS     HOLDING LOSSES     MARKET VALUE
-----------------------------------------             ----------      --------------    ---------------     ------------
2000                                                  $1,354,605          $15,513            $2,049          $1,368,069
                                                      ==========          =======            ======          ==========
1999                                                  $1,015,703          $ 7,851            $4,975          $1,018,579
                                                      ==========          =======            ======          ==========

9. LOANS RECEIVABLE

Loans receivable are related to the Company's banking and construction loan operations and consisted of:

                                           DECEMBER 31,
(In thousands)                          2000            1999
-------------------------------      ---------       ---------
Construction loans                   $ 238,393       $ 114,853
Residential mortgage loans              74,862          70,659
Commercial real estate                  38,353          32,383
Consumer-secured
  by mortgage                            2,107           3,317
Consumer-other                          16,652          11,629
Commercial non-real estate              32,501          16,989
Loans on savings deposits               10,836           7,793
Land secured                            26,935          19,927
                                     ---------       ---------
Loans receivable, gross                440,639         277,550
                                     ---------       ---------

Less:
  Undisbursed portion
   of loans in process                 (35,134)        (40,571)
  Unearned interest and
   deferred loan fees                   (2,476)         (3,655)
  Allowance for loan losses             (4,838)         (2,140)
                                     ---------       ---------
                                       (42,448)        (46,366)
                                     ---------       ---------
Loans receivable, net                $ 398,191       $ 231,184
                                     =========       =========

As of December 31, 2000, the Company had loans receivable amounting to approximately $9,152,000 (1999 - $4,503,000) on which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $911,000 (1999
- $393,000, 1998 - $335,000).

The adjustable rate loans, mostly composed of construction and commercial real estate loans, have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect the correlation of the interest rate adjustment with the rate the Company pays on the short-term deposits that have primarily funded these loans.

At December 31, 2000, fixed rate loans and adjustable rate loans were approximately $145,010,000 and $260,495,000, respectively.

The Company evaluated the loans receivable, some individually and others as a homogeneous group, for purposes of determining impairment. The Company determined that, individually and as a group of homogeneous loans, given the characteristics of most of its loans, no impairment reserve was necessary at December 31, 2000 and 1999.

10. ALLOWANCES FOR LOSSES

Changes in the allowances for losses were as follows:

                                                    YEAR ENDED DECEMBER 31,
(In thousands)                                  2000          1999          1998
------------------------------------------    -------       -------       -------
Allowance for real estate held for sale:
  Balance at beginning of period              $   910       $ 1,011       $   676
  Provision for losses                            765           620         1,402
  Losses charged to the allowance                (145)         (721)       (1,067)
                                              -------       -------       -------
        Balance at the end of period          $ 1,530       $   910       $ 1,011
                                              =======       =======       =======

Allowance for loan losses:
  Balance at beginning of period              $ 6,136       $ 5,166       $ 2,866
  Provision for loan losses                     4,078         2,626           883
  Recoveries                                      288           358            76
  Other adjustments                                --            --         1,468
  Losses charged to the allowance              (1,115)       (2,014)         (127)
                                              -------       -------       -------
         Balance at the end of period         $ 9,387       $ 6,136       $ 5,166
                                              =======       =======       =======

The Company allocates the allowance for loan losses between loans held for sale and loans receivable. At December 31, 2000, approximately $4,549,000 and $4,838,000, of the total allowance for loan losses was allocated to loans held for sale and loans receivable, respectively.

11. SERVICING ASSETS
The changes in servicing assets are shown below:

                                            YEAR ENDED DECEMBER 31,
(In thousands)                         2000            1999           1998
---------------------------------   ---------       ---------       --------
Balance at beginning of period      $ 109,721       $  72,568       $ 46,416
Capitalization of rights               36,545          45,013         26,586
Rights sold                                --              (7)           (54)
Rights purchased                        7,797           3,135          6,290
Amortization:
  Scheduled                           (14,268)        (10,988)        (5,739)
  Unscheduled                              --              --           (931)
                                    ---------       ---------       --------

Balance at the end of period        $ 139,795       $ 109,721       $ 72,568
                                    =========       =========       ========

The Company's servicing portfolio amounted to approximately $8.8 billion, $7.6 billion and $6.2 billion at December 31, 2000, 1999 and 1998, respectively, including $867 million, $1.1 billion and $925 million, respectively, of loans serviced for the Company and its affiliates.

During the year ended December 31, 1998, the Company sold rights to service loans amounting to approximately $103 million. There were no such sales during the years ended December 31, 2000 and 1999. During the years ended December 31, 2000, 1999 and 1998, the Company purchased servicing rights to approximately $184.3 million, $238.3 million and $380.4 million, respectively, in principal amount of mortgage loans.

As of December 31, 2000, $1.4 billion of the Company's servicing portfolio was internally originated prior to April 1, 1995, and has not been capitalized in the Company's financial statements.

12. SALES OF MORTGAGE LOANS

During the year, the Company sold residential mortgage loans and retained servicing responsibilities and residual interests. In these transactions, the Company receives annual servicing fees fluctuating between 50 and 25 basis point, net of guarantee fees, of the outstanding principal balance and retains rights to future cash flows remaining after the investors in the securitization have received the return for which they contracted. The Company's retained interests are subject to prepayment and interest rate risks.

In 2000, the Company recognized pretax gains of $134.3 million on the securitization and sales of residential mortgage loans.

Key economic assumptions used in measuring the retained interests at the date of securitization resulting from securitizations completed during the year were as follows:

- Servicing Assets from Loan Securitizations - The Company measures the servicing assets at the date of securitization based on current market rates in similar transactions ranging from 1.50% to 2.30% per annum, depending on the type of loan.

- Interest-Only Strips - The Company measures the interest-only strips at the date of securitization based on market values computed from the difference in interest rate spreads multiplied by the principal amount of loans securitized by a market factor currently of 5.5.

These economic assumptions are supported by the Company's historical sales to third parties and fair market valuations.

At December 31, 2000, key economic assumptions and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions for mortgage and construction loans are as follows:

                                                               SERVICING ASSETS FROM           INTEREST-ONLY STRIPS
(Dollars in thousands)                                         LOAN SECURITIZATIONS        AND OTHER RETAINED INTERESTS
----------------------------------------------------           ---------------------       ----------------------------
Carrying amount/fair value of retained interests:                    $139,795                        $157,707
Weighted-average life (in years):                                         9.0                             8.0
PREPAYMENT SPEED ASSUMPTION (ANNUAL RATE)
        Impact on fair value of 10% adverse change                   $  2,100                        $  2,300
        Impact on fair value of 20% adverse change                   $  5,300                        $  5,500
RESIDUAL CASH FLOWS DISCOUNT RATE (ANNUAL)
        Impact on fair value of 10% adverse change                   $  1,200                        $  1,400
        Impact on fair value of 20% adverse change                   $  1,800                        $  2,200

The following table presents quantitative information about delinquencies, net credit losses, and components of securitized financial assets and other assets managed together with them:

                                                     PRINCIPAL
                                                     AMOUNT OF          PRINCIPAL AMOUNT OF LOANS       NET CREDIT
(In thousands)                                         LOANS           60 DAYS OR MORE PAST DUE(1)       LOSSES(2)
-------------------------------------------        -------------       ---------------------------      -----------
TYPE OF LOAN
Residential Mortgage Loans sold with
  recourse agreements and put back options          $ 1,519,736                 $ 44,979                   $ 201
                                                    -----------                 --------                   -----

Notes:

(1)  Loans 60 days or more past due are based on end of period total loans.

(2)  Net credit losses are charge-offs and are based on total loans outstanding.

13. PROPERTY, LEASEHOLD IMPROVEMENTS AND EQUIPMENT

Property, leasehold improvements and equipment consisted of:

                                                            DECEMBER 31,
(In thousands)                                          2000           1999
--------------------------------------------------    --------       --------
Office furniture and equipment                        $ 23,251       $ 17,108
Leasehold improvements                                  13,935         12,459
Automobiles                                                268            792
Office building                                          5,087          1,865
                                                      --------       --------
                                                        42,541         32,224
Less - Accumulated depreciation and amortization       (15,572)       (11,326)
                                                      --------       --------
                                                        26,969         20,898
Land                                                    10,020          6,344
Construction in progress                                30,480         10,202
                                                      --------       --------
                                                      $ 67,469       $ 37,444
                                                      ========       ========

For information regarding the capitalization of costs incurred in the construction of the Company's new headquarters, please refer to Note 33.

14. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The Company sells mortgage-backed securities and mortgage loans under agreements to repurchase. The securities underlying the agreements to repurchase were delivered to, and are being held by, the counterparties with whom the repurchase agreements were transacted.

The counterparties have agreed to resell to the Company the same or substantially similar securities at the maturity of the agreements. The following summarizes significant data about securities sold under agreements to repurchase for the years ended December 31, 2000 and 1999.

(Dollars in thousands)                                  2000             1999
-----------------------------------------------     -----------       ----------
Carrying amount as of December 31,                  $ 2,275,855       $1,927,956
                                                    ===========       ==========

Average monthly aggregate balance outstanding       $ 2,229,536       $1,418,004
                                                    ===========       ==========

Maximum balance outstanding at any month-end        $ 2,417,870       $1,927,956
                                                    ===========       ==========

Weighted average interest rate during the year             6.12%            5.13%
                                                    ===========       ==========

Weighted average interest rate at year end                 6.32%            5.54%
                                                    ===========       ==========

The carrying and market values of securities available for sale and securities held to maturity pledged as collateral at December 31, shown by maturity of the repurchase agreement, were as follows:

(Dollars in thousands)                               2000                                              1999
---------------------------  --------------------------------------------------- --------------------------------------------------
                               CARRYING       MARKET      REPURCHASE       REPO   CARRYING      MARKET       REPURCHASE     REPO
                                VALUE         VALUE       LIABILITY        RATE    VALUE        VALUE        LIABILITY      RATE
                             ------------  ----------    -----------      ------ ----------    ----------    ----------   ---------
GNMA Mortgage-Backed
Securities
  Term of 30 to 90 days      $   10,394    $   10,411    $   10,012        6.70% $       --    $       --    $       --       --

FHLMC and FNMA
  Term over 90 days              52,467        53,212        51,355        6.60%         --            --            --       --

CMO Certificates
  Term up to 30 days             28,906        28,764        25,472        6.87%     41,234        41,530        40,276     5.49%
  Term of 30 to 90 days          21,327        21,801        18,367        7.11%     85,446        86,093        78,300     6.20%
  Term over 90 days              50,713        50,206        50,200        6.77%         --            --            --       --

Federal Farm Credit Notes
  Term over 90 days              11,102        11,330         9,504        5.77%     14,879        14,175        13,750     4.80%

FHLB Discount Notes
  Term up to 30 days             12,900        12,513        12,485        6.64%     73,447        70,125        68,610     5.30%
  Term of 30 to 90 days         578,777       579,982       530,737        5.79%    119,308       113,160       112,676     5.48%
  Term over 90 days                  --            --            --          --     384,721       347,024       273,282     5.18%

Zero Coupons
  Term over 90 days             282,657       296,500       240,649        5.94%    238,270       258,752       232,270     5.34%

US Treasury Securities
  Term up to 30 days            177,613       185,713       178,767        6.11%         --            --            --       --
  Term of 30 to 90 days         138,088       139,050       127,082        5.77%    292,737       276,225       283,662     4.38%
                             ----------    ----------    ----------     -------  ----------    ----------    ----------     ----
                             $1,364,944    $1,389,482    $1,254,630        5.99% $1,250,042    $1,207,084    $1,102,826     5.12%
                             ==========    ==========    ==========     =======  ==========    ==========    ==========     ====

15. LOANS PAYABLE

At December 31, 2000 and 1999, the Company had several mortgage warehousing lines of credit and gestation or presale facilities totaling approximately $1.9 and $1.1 billion, respectively. Advances under these facilities are secured by loans held for subsequent inclusion in GNMA, FNMA , and FHLMC pools or for sale to financial investors.

Loans payable consisted of the following:

                                                                                           DECEMBER 31,
(In thousands)                                                                          2000          1999
---------------------------------------------------------------------------------     --------      --------
Loans payable resulting from the use of warehousing lines of credit and gestation or presale facilities due in 2001, at various variable rates averaging 7.65% and 6.53% at December 31, 2000 and 1999, respectively, and
  other financing arrangements                                                        $323,257      $353,460

Securities sold short at 6.25% due in January 2001                                      49,363            --
                                                                                      --------      --------
                                                                                      $372,620      $353,460
                                                                                      ========      ========

Maximum borrowings outstanding at any month-end during 2000 and 1999 were $510 million and $449 million, respectively. The approximate average outstanding borrowings during the periods were $447 million and $375 million, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis, was 7.64% in 2000 and 6.48% in 1999.

The existing warehousing credit facilities and other financing arrangements require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 2000, the Company was in compliance with these requirements.

16. DEPOSIT ACCOUNTS

At December 31, deposits and their weighted average interest rates are summarized as follows:

                                                       2000                     1999
(Dollars in thousands)                           AMOUNT         %          AMOUNT         %
---------------------------------              ----------      ----      ----------      ----
Certificates of deposit                        $  880,035      6.57      $  697,355      5.73
Regular savings                                    78,745      4.75          54,732      4.62
NOW accounts                                      215,412      4.74         137,189      4.64
Non interest-bearing deposits                     129,333        --         121,148        --
                                               ----------      ----      ----------      ----
                                               $1,303,525      5.50      $1,010,424      4.83
                                               ==========      ====      ==========      ====

At December 31, 2000 and 1999, certificates of deposit over $100,000 amounted to approximately $534,986,000 and $510,927,000, respectively.

A summary of certificates of deposit by maturity as of December 31, 2000 follows:

(In thousands)
----------------------------------
2001                                         $643,297
2002                                          125,346
2003                                           53,745
2004                                           22,375
2005                                           34,352
2006 and thereafter                               920
                                             --------
                                             $880,035
                                             ========

At December 31, 2000, the banking subsidiaries had brokered certificates of deposit amounting to $ 324,422,000 maturing as follows:

(In thousands)
-----------------------------------------
2001                                                $ 157,615
2002                                                   95,991
2003                                                   36,521
2004                                                   16,583
2005                                                   17,576
2006 and thereafter                                       136
                                                    ---------
                                                    $ 324,422
                                                    =========

At December 31, 2000, the banking subsidiaries had deposits from officers, directors, employees and stockholders of the Company amounting to approximately $6,343,000 (1999 - $2,355,000).

The Company, as a servicer of loans, is required to maintain certain balances on behalf of the borrowers called escrow funds. At December 31, 2000, escrow funds amounted to approximately $73,670,000 (1999 - $91,159,000), of which $69,837,000 was deposited with Doral Bank PR (1999 - $81,834,000). The remaining escrow funds were deposited with other banks and therefore excluded from the Company's assets and liabilities.

17. NOTES PAYABLE

Notes payable consisted of the following:

                                                                                                             DECEMBER 31,
(In thousands)                                                                                             2000        1999
------------------------------------------------------------------------------------------------------   --------    --------
8.50% Medium term notes due in July 2004, paying interest semiannually on January 10 and July 10         $200,000    $200,000

7.84% Senior notes due on October 10, 2006, paying interest semiannually on April 10
   and October 10                                                                                          75,000      75,000

Senior term notes at fixed rates ranging from 8.35% to 8.55% with maturities
   ranging from August 2004 to August 2007, paying interest semiannually on February 28 and August 31      29,000      29,000

Bonds payable secured by mortgage on building at fixed rates ranging from 6.10% to 6.90%,
   with maturities ranging from June 2003 to December 2029, paying interest monthly                        44,765      44,765

Term-notes payable to corporate investors, collateralized by stand-by letters of credit issued by the Federal Home Loan Bank of New York, paying interest semiannually:

    at 6.50% maturing on October 13, 2000                                                                      --       8,100
    at variable interest rates (5.46% at December 31, 1999)
      due on November 17, 2000                                                                                 --       5,000
    at 5.70% due on November 27, 2000                                                                          --       5,000
    at 6.05% due on May 23, 2001                                                                            5,000       5,000
    at 5.98% due on June 19, 2001                                                                          10,000      10,000
    at 6.30% due on September 18, 2001                                                                     10,000      10,000
    at 6.28% due on September 24, 2001                                                                     10,000      10,000

Notes payable collateralized by mortgage servicing rights held by the Company at variable
   interest rates ranging from 8.20% to 8.35%, due on June 22, 2001, paying interest monthly               38,000      30,000

Notes payable at variable interest rates (8.30% and 7.68% at December 31,
   2000 and 1999, respectively) due on December 31, 2001, paying interest monthly                          10,000      15,000

Notes payable to bank, collateralized by CMO certificates at variable interest rates (8.55% and 7.50%
   at December 31, 2000 and 1999, respectively), due on June 30, 2001, paying interest monthly              8,886       9,757

9% Demand note collateralized by CMO certificates, paying interest monthly                                  1,000       1,000

Notes payable at fixed rates ranging from 7.00% to 8.50%, with maturities
   ranging from February 2001 to August 2004, paying interest monthly                                       3,095       3,431
                                                                                                         --------    --------
                                                                                                         $444,746    $461,053
                                                                                                         ========    ========

At December 31, 2000, the scheduled aggregate annual maturities of notes payable were approximately as follows:

(In thousands)

Year ending December 31,
------------------------
2001                           $ 93,395
2002                              2,051
2003                              1,165
2004                            205,670
2005                              8,710
2006 and thereafter             133,755
                               --------
                               $444,746
                               ========

18. ADVANCES FROM THE FEDERAL HOME LOAN BANK

At December 31, advances from the Federal Home Loan Bank of New York ("FHLB") consisted of the following:

(In thousands)                                                                   2000          1999
-------------------------------------------------------------------------      --------      --------
5.780% due on February 29, 2000                                                $     --      $ 30,000
6.307% due on July 21, 2000                                                          --         5,000
6.090% due on August 31, 2000                                                        --        15,000
at variable rates due on September 21, 2000 (5.583% at December 31, 1999)            --        20,000
7.440% due on May 31, 2002                                                        6,000            --
6.445% due on July 17, 2002                                                       5,000         5,000
5.959% due on January 29, 2003                                                    5,000         5,000
4.795% due on February 3, 2004                                                   12,000        12,000
6.190% due on August 22, 2005                                                    50,000            --
6.310% due on August 31, 2005                                                    80,000            --
6.090% due on September 11, 2005                                                 30,000            --
5.850% due on November 2, 2005                                                   10,000            --
6.454% due on October 10, 2007                                                   10,000        10,000
6.380% due on December 31, 2007                                                   7,000         7,000
5.270% due on July 21, 2009                                                      25,000        25,000
6.220% due on June 21, 2010                                                      30,000            --
5.740% due on September 28, 2010                                                 30,000            --
5.840% due on October 12, 2010                                                   39,000            --
5.360% due on December 1, 2010                                                   50,000            --
                                                                               --------      --------
                                                                               $389,000      $134,000
                                                                               ========      ========

At December 31, 2000, the Company had pledged qualified collateral, in the form of first mortgage notes, investments and mortgage-backed securities with a market value of $1,189,109,000 to secure the above advances from the FHLB and approximately $36,195,000 in stand-by letters of credit issued by the FHLB of N.Y., which in turn serve as collateral for the term-notes in the amount of $35,000,000 shown under notes payable.

19. ACCRUED EXPENSES AND OTHER LIABILITIES
Accrued expenses and other liabilities consisted of the following:

                                                                           DECEMBER 31,
(In thousands)                                                          2000          1999
----------------------------------------------------------------      --------      --------
Amounts retained on mortgage loans, generally paid within 5 days      $  4,588      $  3,521
Customer mortgages and closing expenses payable                          2,968         2,627
Deferred compensation plan                                               1,495         1,365
Incentive compensation payable                                           3,171         6,938
Accrued interest payable                                                40,857        32,720
Accrued expenses and other payables                                     59,229        56,391
Deferred tax liability                                                  16,110         7,696
                                                                      --------      --------
                                                                      $128,418      $111,258
                                                                      ========      ========

20. INCOME TAXES

Under the provisions of Law No. 38 of May 20, 1983, the Company is exempt from the payment of Puerto Rico income taxes on the interest earned on mortgage loans on residential properties located in Puerto Rico which were executed after June 30, 1983, and are insured or guaranteed pursuant to the provisions of the National Housing Act of June 27, 1934, as amended (referred to as "FHA loans"), and pursuant to the provisions of the Servicemen's Readjustment Act of 1944, as amended (referred to as "VA loans"). On July 22, 1997, an amendment to the Puerto Rico Internal Revenue Code was adopted that modified the tax-exempt treatment of FHA and VA loans secured by real property located in Puerto Rico and GNMA mortgage-backed securities backed by such loans. Under the terms of the amendment, effective August 1, 1997, only FHA and VA loans to finance the original acquisition of newly constructed housing in Puerto Rico and mortgage-backed securities backed by such loans qualify for tax-exempt treatment. The amendment grandfathered the tax-exempt status of FHA and VA loans originated prior to August 1, 1997, and mortgage-backed securities backed by such loans.

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

Those operations of the Company conducted through Puerto Rico subsidiaries, including Doral Bank, are subject to Puerto Rico income tax on income derived from all sources. The Company's Puerto Rico subsidiaries are also subject to United States income taxes on certain types of investment income from U.S. sources and also on income effectively connected with any trade or business from U.S. sources. However, any federal income tax, subject to certain conditions and limitations, is creditable as a foreign tax credit against the Puerto Rico income tax liability.

Except for the operations of Doral Bank NY, substantially all of the Company's operations are conducted through Puerto Rico subsidiaries in Puerto Rico; therefore, the amount of U.S. income taxes is not significant. Doral Bank NY is treated as a US corporation and is subject to US income tax on its income derived from all sources.

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

Reconciliation of Effective Tax Rate

The provision for income taxes of the Company differs from amounts computed by applying the applicable Puerto Rico statutory rate to income before taxes. A reconciliation of the difference follows:

(Dollars in thousands)                                                   YEAR ENDED DECEMBER 31,
--------------------------------      -----------------------------------------------------------------------------------------
                                                 2000                            1999                           1998
                                              -----------                     -----------                    -----------
Income before income taxes                      $96,152                         $76,613                        $59,839
                                              -----------                     -----------                    -----------


                                                          % OF                            % OF                           % OF
                                                         PRETAX                          PRETAX                         PRETAX
                                        AMOUNT           INCOME         AMOUNT           INCOME         AMOUNT          INCOME
                                      ----------        --------      ----------       ----------      ---------       --------
Tax at statutory rates                 $ 37,499           39.0         $ 29,879           39.0          $ 23,337         39.0
Tax effect of exempt interest
  income, net of disallowance           (18,289)         (19.0)         (13,764)         (18.0)          (13,237)       (22.1)
Tax effect of capital gains              (8,433)          (8.8)          (1,072)          (1.4)           (1,925)        (3.2)
Other, net                                  719            0.8           (6,356)          (8.3)           (1,168)        (2.0)
                                       --------           ----         --------           ----          --------         ----
Provision for income taxes             $ 11,496           12.0         $  8,687           11.3          $  7,007         11.7
                                       ========           ====         ========           ====          ========         ====

The components of income tax expense for the years ended December 31, are summarized below:

(In thousands)                     2000        1999        1998
---------------------------      -------      ------      ------
Current income tax expense       $ 6,614      $5,770      $6,588
Deferred income tax expense        4,882       2,917         419
                                 -------      ------      ------
Total income tax expense         $11,496      $8,687      $7,007
                                 =======      ======      ======

At December 31, the components of the net deferred tax liability were:

(In thousands)                                  2000           1999
----------------------------------------      --------       --------
Deferred tax liabilities resulting from:
Deferred income for tax purposes              $(31,551)      $(20,645)
Deferred income for book purposes                1,634            100
                                              --------       --------
                                               (29,917)       (20,545)
                                              --------       --------
Deferred tax assets resulting from:
Unrealized losses on securities                 12,796         11,099
Deferred expenses                                  787          1,124
Others                                             224            626
                                              --------       --------
                                                13,807         12,849
                                              --------       --------
Net deferred tax liability                    $(16,110)      $ (7,696)
                                              ========       ========

21. RELATED PARTY TRANSACTIONS

At December 31, 2000, the Company had $4,528,000 of loans outstanding to officers, directors and stockholders of which $4,188,000 are secured by mortgage loans. Furthermore, the Company had construction loans receivable and commitments to extend credit to related parties of $15,243,000 and $21,712,000, respectively.

The Company paid a computer service bureau, in which it holds a 33% interest, $1,404,000, $1,319,000 and $946,000 for services rendered during the years ended December 31, 2000, 1999 and 1998, respectively. At December 31, 2000 and 1999, the value of the Company's equity interest in this service bureau was not significant.

22. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of those instruments. The Company uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At December 31, 2000, commitments to extend credit amounted to approximately $51,340,000 and commitments to sell mortgage-backed securities and loans amounted to approximately $805,876,000. Management believes that the Company has the ability to meet these commitments and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses. Since many of the commitments are expected to expire without being drawn upon, the total commitment amounts do not necessarily represent future cash requirements.

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

Recourse sales generally involve the sale of non-conforming loans to local financial institutions and to FNMA and FHLMC. As of December 31, 2000 and 1999, the Company's recourse obligations relating to its mortgage servicing portfolio were approximately $593.4 million and $608.9 million, respectively.

From time to time the Company may sell loans or mortgage-backed securities with put options. At December 31, the changes in the amounts of loans sold under these arrangements were as follows:

(In thousands)                      2000           1999
-----------------------------     --------       --------
Beginning balance                 $ 53,577       $ 91,495

Puts issued                             --             --
Puts expired                            --        (15,085)
Principal repayment of
  underlying loans and
  mortgage-backed securities       (10,053)       (22,833)
                                  --------       --------
Ending balance                    $ 43,524       $ 53,577
                                  ========       ========

These put arrangements expire between one and two years. If a put option is exercised, the Company would have to buy back these securities at an agreed price, adjusted for future prepayments. The put options have been recorded as a liability in the accompanying consolidated financial statements and are marked-to-market. At December 31, 2000 and 1999, the market value of the instruments under put options exceeded the put option exercise price.

23. COMMITMENTS AND CONTINGENCIES

The Company has several noncancellable operating leases for office facilities expiring from 2001 through 2006 and thereafter. Total minimum rental commitments for leases in effect at December 31, 2000, are as follows:

(In thousands)
YEAR                          AMOUNT
---------------------         -------
2001                          $ 5,040
2002                            4,030
2003                            3,690
2004                            3,468
2005                            3,180
2006 and thereafter            30,980
                              -------
                              $50,388
                              =======

Total rental expense for the years ended December 31, 2000, 1999, and 1998, amounted to approximately $6,200,000, $4,500,000 and $3,300,000, respectively.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business and have not been adjudicated. These actions, when finally concluded, will not, in the opinion of management, have a material adverse effect upon the financial position or results of operations of the Company.

In connection with its mortgage securitization activities, the Company has entered into Insurance and Indemnity Agreements (the "Agreements") with insurance companies providing for the issuance of financial guaranty insurance policies. The insurance policies cover the payment of amounts due with respect to senior certificates issued by CMO grantor's trusts established by the Company, and provide, among other things, that the Company cannot sell, transfer or pledge the residual certificates issued by the trusts, (amounting to approximately $7.4 million), without the insurance company's approval because the residual certificates are pledged as collateral to the insurance company.

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

Pension plan expense during the years ended December 31, 2000, 1999 and 1998, amounted to approximately $1,860,000, $1,090,000 and $998,000, respectively.

Effective March 1, 2001, the Retirement Plan was converted into a profit-sharing plan with a cash or deferred arrangement and renamed the Doral Financial Corporation Retirement Savings and Incentive Plan (the "New Retirement Plan"). The New Retirement Plan is available to all employees of Doral Financial who have attained age 18. Participants in the New Retirement Plan will have the option of making pre-tax or after-tax contributions. The Company will make a matching contribution equal to $0.50 for every dollar of pre-tax contribution made by participants to the New Retirement Plan on a pre-tax basis up to 5% of the participant's basic compensation. The Company will also be able to make fully discretionary profit-sharing contributions to the New Retirement Plan. All other retirement plans maintained by the Company's affiliates will be merged into the New Retirement Plan.

The Company has unfunded deferred incentive compensation arrangements (the "Deferred Compensation") with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage-banking activities, as defined, and is payable to participants after a five-year vesting period. The expense for the years ended December 31, 2000, 1999, and 1998, amounted to approximately $350,000, $200,000 and $975,000, respectively.

The Company also has incentive compensation arrangements payable currently with certain officers. The incentive payments are based on the amount of consolidated net income (adjusted for certain amounts such as extraordinary gains or losses) in excess of an established return on stockholders' equity, as defined in the agreements. The expense under these arrangements for the years ended December 31, 2000, 1999, and 1998, amounted to approximately $3,436,000, $6,844,000 and
$7,228,000, respectively.

25. CAPITAL STOCK AND PAID-IN CAPITAL

During 1999, the number of authorized shares of common stock was increased from 50,000,000 to 200,000,000 shares. The number of authorized shares of preferred stock was increased from 2,000,000 to 10,000,000 shares.

On August 31, 2000, the Company issued 2,000,000 shares of its 8.35% Non-Cumulative Monthly Income Preferred Stock, Series B (the "8.35% Preferred Stock") at a price of $25 per share. The 8.35% Preferred Stock is not convertible into shares of common stock or any other equity securities. The 8.35% Preferred Stock ranks on parity with the Company's 7% Non-Cumulative Monthly Income Preferred Stock, Series A, with respect to dividend rights and rights on liquidation. The terms of the 8.35% Preferred Stock do not permit the Company to declare or pay any dividends on the common stock (1) unless all accrued and unpaid dividends on the 8.35% Preferred Stock for the preceding 12 dividend periods have been paid and the full dividend on the 8.35% Preferred Stock for the current monthly dividend period is contemporaneously declared and paid or set aside for payment or (2) if the Company has defaulted in the payment of the redemption price of any shares of the 8.35% Preferred Stock called for redemption. The terms of the 8.35% Preferred Stock provide that if the Company is unable to pay in full dividends on the 8.35% Preferred Stock and other shares of stock of equal rank as to the payment of dividends, all dividends declared upon the 8.35% Preferred Stock and such other shares of stock be declared pro rata. The 8.35% Preferred Stock may be redeemed at the option of the Company beginning on

September 30, 2005, at varying redemption prices that start at $25.50 per share.

On February 22, 1999, the Company issued 1,495,000 shares of its 7% Non-Cumulative Monthly Income Preferred Stock, Series A (the "7% Preferred Stock") at a price of $50 per share. The 7% Preferred Stock is not convertible into shares of common stock or any other equity security. The terms of the 7% Preferred Stock prohibit the Company from paying dividends on the common stock unless all accrued and unpaid dividends for the preceding 12 monthly dividend periods have been paid or if the Company has defaulted in the payment of the redemption price of any shares of the 7% Preferred Stock called for redemption. The holders of the 7% Preferred Stock are entitled to receive non-cumulative cash dividends when declared by the Board of Directors at an annual rate of 7% of its liquidation preference, payable monthly. The 7% Preferred Stock may be redeemed at the option of the Company beginning on February 28, 2004, at varying redemption prices that start at $51.00 per share.

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

In 1995, the Company issued $10 million of 8.25% Convertible Subordinated Debenture due on January 1, 2006. Pursuant to the Debenture Agreement, on April 29, 1997, $1,540,000 of the Convertible Subordinated Debentures was converted into 352,000 shares of the Company's common stock at a conversion price of $4.375 (amount after giving effect to the stock split). On July 9, 1997, the Company entered into an agreement to exchange the remaining Convertible Subordinated Debentures for 8,460 shares of newly issued 8% Convertible Cumulative Preferred Stock (liquidation preference $1,000 per share) ("8% Preferred Stock"). On March 31, 2000, all of the 8,460 shares of 8% Preferred Stock were converted into 1,933,714 shares of common stock.

The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture of its 7.84% Senior Notes from paying dividends on capital stock (other than dividends payable in the form of capital stock or stock rights) if an event of default under any such agreements exists at such time, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since specified dates exceed a defined amount. In addition, under the Syndicated Credit Agreement, the Senior Notes Indenture and other debt agreements of the Company, the Company is prohibited from paying dividends if it fails to maintain specified minimum levels of net worth and dividends ratios, and certain other financial ratios.

Present regulations limit the amount of dividends that Doral Bank PR and Doral Bank NY may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would cause the capital of Doral Bank PR or Doral Bank NY to fall below the regulatory capital requirements. In addition, the Federal Reserve Board has issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

26. STOCK OPTION PLANS

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

During 2000 and 1999, the Company granted 194,000 and 930,000 options, respectively, to buy shares of the Company's stock that will be exercisable over a period ranging from one to ten years. The options granted do not contain stock appreciation rights. Fifty percent (50%) of the options granted vest on the first anniversary of the grant date and the remaining 50% vest on the second anniversary. The options prices equaled the quoted market price of the stock at the grant date; therefore, no compensation cost was recognized. During 2000 the employees forfeited 38,900 options.

The following table summarizes the exercise price and the weighted average remaining contractual life of the options outstanding at December 31, 2000.

                                OUTSTANDING            WEIGHTED AVERAGE            AVERAGE EXERCISE
     EXERCISE PRICE               OPTIONS            CONTRACT LIFE (YEARS)               PRICE
   ------------------          -------------         ---------------------         ----------------
         $15.22                   346,900                    7.25                       $15.22
         ======                   =======                    ====                       ======

         $11.25                   930,000                    9.00                       $11.25
         ======                   =======                    ====                       ======

         $11.31                     6,000                    9.08                       $11.31
         ======                   =======                    ====                       ======

         $11.88                   188,000                    9.25                       $11.88
         ======                   =======                    ====                       ======


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

(In thousands, except per share information)                    2000
--------------------------------------------                  --------
 Compensation and Benefits:
   Reported                                                   $ 40,514
   Pro forma                                                  $ 43,450

 Net Income:
   Reported                                                   $ 84,656
   Pro forma                                                  $ 81,720

 Basic Earnings Per Share:
   Reported                                                   $   1.86
   Pro forma                                                  $   1.79

 Diluted Earnings Per Share:
   Reported                                                   $   1.85
   Pro forma                                                  $   1.78

The fair value of the options granted in fiscal year 2000 was estimated using the Black-Scholes option pricing model with the following assumptions:

Options Granted in February 4, 2000:

- Stock Price and Exercise Price - The stock price is $11.31 and the estimated fair value, based on the term of the awards, was $3.45 per option.

-        Expected Option Term - 4 years

-        Expected Volatility - 39%

-        Expected Dividend Yield - 3.36%

-        Risk-Free Interest Rate - 6.69%

Options Granted in April 13, 2000:

- Stock Price and Exercise Price - The stock price is $11.88 and the estimated fair value, based on the term of the awards, was $3.71 per option.

-        Expected Option Term - 4 years

-        Expected Volatility - 40%

-        Expected Dividend Yield - 3.20%

-        Risk-Free Interest Rate - 6.27%

27. EARNINGS PER SHARE

The reconciliation of the numerator and denominator of the basic and diluted earnings-per-share follows:

                                                                            INCOME         SHARES      PER SHARE
(In thousands, except share data)                                        (NUMERATOR)    (DENOMINATOR)   AMOUNT
--------------------------------------------------                      ------------    -------------  ---------
AS OF DECEMBER 31, 2000:

Net Income                                                               $ 84,656
Less: Convertible preferred stock dividend                                   (169)
Less: Nonconvertible preferred stock dividend                              (6,637)
                                                                         --------

Basic EPS
Income available to common shareholders                                    77,850       41,887,708      $ 1.86
                                                                         --------       ----------      ======
Effect of dilutive securities
           Incremental Shares Options                                                      205,801
                                                                                        ----------

Diluted EPS
           Income available to common shareholders                       $ 77,850       42,093,509      $ 1.85
                                                                         ========       ==========      ======

AS OF DECEMBER 31, 1999:

Net Income                                                               $ 67,926
Less: Convertible preferred stock dividend                                   (677)
Less: Nonconvertible preferred stock dividend                              (4,463)
                                                                         --------

Basic EPS
Income available to common shareholders                                    62,786       40,428,920      $ 1.55
                                                                         --------       ----------      ======

Effect of dilutive securities
           Convertible Preferred Stock                                        677        1,933,714
           Incremental Shares Options                                                       58,843
                                                                         --------       ----------

Diluted EPS
           Income available to common shareholders
             plus assumed conversions                                    $ 63,463       42,421,477      $ 1.50
                                                                         ========       ==========      ======

AS OF DECEMBER 31, 1998:

Net Income                                                               $ 52,832
Less: Convertible preferred stock dividend                                   (676)
                                                                         --------

Basic EPS
Income available to common shareholders                                    52,156       39,941,068      $ 1.31
                                                                         --------       ----------      ======

Effect of dilutive securities
          Convertible Preferred stock                                         676        1,933,714
          Incremental Shares Options                                                        53,404
                                                                         --------       ----------

Diluted EPS
          Income available to common shareholders
            plus assumed conversions                                     $ 52,832       41,928,186      $ 1.26
                                                                         ========       ==========      ======

28. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Employee costs and other expenses are shown in the Consolidated Statements of Income net of direct loan origination costs. Pursuant to SFAS No. 91, direct loan origination costs are capitalized as part of the carrying cost of mortgage loans and are charged against mortgage loan sales and fees when the loans are sold.

Set forth below is a reconciliation of the application of SFAS No. 91 to employee costs and other expenses:

                                                 YEAR ENDED DECEMBER 31,
(In thousands)                                2000         1999        1998
--------------------------------------      -------      -------      -------
Employee costs, gross                       $63,960      $68,566      $52,152
Deferred costs pursuant to SFAS No. 91       23,446       23,728       30,994
                                            -------      -------      -------
Employee cost, net                          $40,514      $44,838      $21,158
                                            =======      =======      =======

Other expenses, gross                       $23,746      $19,560      $14,388
Deferred costs pursuant to SFAS No. 91        7,215        5,912        5,112
                                            -------      -------      -------
Other expenses, net                         $16,531      $13,648      $ 9,276
                                            =======      =======      =======

29. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2000 and 1999. FASB Statement No. 107, "Disclosures about Fair Value of Financial Instruments," defines the fair value of financial instruments as the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical cost amounts.

                                                                   2000                              1999
                                                        CARRYING           FAIR            CARRYING           FAIR
(In thousands)                                           AMOUNT            VALUE            AMOUNT            VALUE
--------------------------------------------------    -----------       -----------       -----------       ----------
FINANCIAL ASSETS:
  Cash and due from banks                             $    28,999       $    28,999       $    25,793       $   25,793
  Money market investments                                399,320           399,320           370,236          370,236
  Securities held for trading                           1,101,938         1,101,938           862,698          862,698
  Securities available for sale                           182,374           182,374            66,325           66,325
  Securities held to maturity                           1,558,313         1,576,840         1,509,060        1,448,307
  Mortgage loans held for sale                          1,354,605         1,368,069         1,015,703        1,018,579
  Loans receivable                                        398,191           400,199           231,184          231,294
  Servicing assets                                        139,795           159,535           109,721          138,294

FINANCIAL LIABILITIES:
  Securities sold under agreements to repurchase      $ 2,275,855       $ 2,272,177       $ 1,927,956       $1,918,416
  Loans payable                                           372,620           372,620           353,460          353,460
  Deposit accounts                                      1,303,525         1,306,361         1,010,424        1,007,487
  Notes payable                                           444,746           458,169           461,053          473,020
  Advances from FHLB                                      389,000           387,592           134,000          132,878

Off - balance sheet financial instruments -
Interest rate swap agreements                         $      (598)      $      (919)      $      (687)      $      659

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Cash and due from banks, money market investments and loans payable: valued at the carrying amounts in the consolidated statements of financial condition. The carrying amounts are reasonable estimates of fair value due to the relatively short period to maturity.

Mortgage loans held for sale, securities held for trading, securities held to maturity and securities available for sale: valued at quoted market prices, if available. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk.

Loans receivable: valued on the basis of estimated future principal and interest cash flows, discounted at rates commensurate with the loan characteristics. Loan prepayments are assumed to occur at speeds experienced in previous periods when interest rates were at levels similar to current levels, adjusted for any differences in the interest rate scenario. Future cash flows for homogeneous categories of loans, such as residential mortgage loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. In certain circumstances, quoted market prices for securities backed by similar loans, adjusted for different loan characteristics, are also used in estimating fair value.

Servicing assets: valued based on the market prices for comparable servicing sales contracts based on similar types of groups of loans. To further evaluate the estimated fair value of such servicing rights, the Company utilizes independent valuations based on present value calculations of the expected future cash flows associated with the servicing rights. Such valuations are based on assumptions that market participants would use in estimating future servicing income and expense, such as: discount rates, prepayment speeds, estimates of servicing cost, ancillary income per loan and default rates. The fair value of servicing assets includes the portion of the Company's mortgage servicing portfolio consisting of loans internally originated by Doral Financial prior to the adoption of SFAS No. 122 amounting to approximately $1.4 billion, which is not reflected as a servicing asset.

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

30. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Financial data showing results for the end of the quarters in 2000, 1999 and 1998 is presented below. These results are unaudited. In the opinion of management all adjustments necessary for a fair presentation have been included:

                                                                         QUARTERS
(In thousands, except per share data)                  1ST           2ND          3RD          4TH
---------------------------------------            -----------   -----------   -----------  -----------
2000
Interest income                                       $71,504      $80,195      $87,132      $86,714
Net interest income                                    10,958       10,638       10,419       10,289
Provision for loan losses                                 848          807        1,050        1,373
Non-interest income                                    36,921       39,151       42,021       46,492
Net income                                             20,276       20,599       21,038       22,743
Earning per common share - Basic                         0.46         0.46         0.46         0.48
Earning per common share - Diluted                       0.45         0.46         0.46         0.48

1999
Interest income                                       $42,738      $46,893      $55,828      $66,220
Net interest income                                    10,862       12,981       13,407       12,634
Provision for loan losses                                 295          458          878          995
Non-interest income                                    28,792       30,494       33,018       34,607
Net income                                             15,671       17,268       17,278       17,709
Earning per common share - Basic                         0.37         0.39         0.39         0.40
Earning per common share - Diluted                       0.36         0.38         0.38         0.39

1998
Interest income                                       $31,544      $35,462      $39,057      $43,988
Net interest income                                     8,342        9,221        8,132        9,570
Provision for loan losses                                 218           93          163          409
Non-interest income                                    15,970       19,269       22,470       28,631
Net income                                             11,097       13,004       13,877       14,854
Earning per common share - Basic                         0.29         0.32         0.34         0.36
Earning per common share - Diluted                       0.27         0.31         0.33         0.35

31. RISK MANAGEMENT ACTIVITIES

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

Asset/liability risk management activities are conducted in the context of Company's sensitivity to interest rate changes. This sensitivity arises due to changes in interest rates since most of the Company's assets are of a fixed rate nature. Changes in interest rates affect the value of mortgage loans held for sale and mortgage-backed securities held for trading from the time such assets are originated to the time these assets are sold. Interest-bearing liabilities reprice more frequently than interest-earning assets and, therefore, the Company's net interest income is affected by changes in interest rates and the relation of long-term and short-term interest rates.

To achieve its risk management objectives, the Company uses a combination of derivative financial instruments, particularly futures and options, as well as other types of contracts such as forward sales commitments.

The following table summarizes the activity in derivative transactions, other than interest rate swaps, for the year:

(In thousands)                             NOTIONAL AMOUNT                            FAIR VALUE
--------------------------------    --------------------------   ---------------------------------------------------------
                                                                                              AVERAGE FOR            NET
                                           AT DECEMBER 31             AT DECEMBER 31          THE PERIOD            GAINS
                                       ASSETS      LIABILITIES    ASSETS    LIABILITIES  ASSETS    LIABILITIES     (LOSSES)
                                    -----------    -----------   -------    -----------  ------    -----------     --------
2000
Options on Futures                  $ 3,119,500    $1,899,700    $ 4,808       $4,300    $3,555      $ 2,588       $(5,043)
Options on Eurodollars               10,100,000       225,000      1,397          305     2,038        1,292         1,591
Forward Contracts                            --            --         --           --        --           --           309
Options on Bonds and
 Mortgage-Backed Securities             535,000       450,000      4,740        1,526     1,835        2,442         3,237
Futures                                   9,700       425,000        277        2,059        56          498        (8,148)
                                    -----------    ----------    -------       ------    ------      -------       -------
                                    $13,764,200    $2,999,700    $11,222       $8,190    $7,484      $ 6,820       $(8,054)
                                    ===========    ==========    =======       ======    ======      =======       =======
1999
Options on Futures                  $   355,000    $  316,100    $ 1,277       $  771    $2,849      $ 2,082       $ 3,096
Options on Eurodollars                7,900,000     5,200,000      2,880        1,374     1,658          841           726
Forward Contracts                            --        30,000         --           --        --           --         2,741
Options on Bonds and
 Mortgage-Backed Securities              75,000        85,000        430        2,941       281          885          (546)
Futures                                      --            --         --           --        --           --        (2,666)
                                    -----------    ----------    -------       ------    ------      -------       -------
                                    $ 8,330,000    $5,631,100    $ 4,587       $5,086    $4,788      $ 3,808       $ 3,351
                                    ===========    ==========    =======       ======    ======      =======       =======

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

The risk that counterparties to both derivative and cash instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk the Company deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. Master netting agreements incorporate rights of set-off that provide for the net settlement of subject contracts with the same counterpart in the event of default.

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

Doral Bank PR enters into interest rate swap agreements in managing its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. At December 31, 2000, Doral Bank PR's had outstanding interest rate swap agreements to change Doral Bank PR's interest rate exposure. The agreements are for an aggregate notional principal amount of $100,000,000 covering part of the Doral Bank PR's interest rate exposure. The two interest rate swaps with notional amounts of $50,000,000, each are designated to protect Doral Bank PR from the repricing of its short-term liabilities. These agreements end on November 5, 2002, and January 16, 2003, respectively. On the $100,000,000 swap agreements, the interest rate to be received is 100% of the three-months LIBOR rate (6.75% and 6.80% at December 31, 2000, and 6.16% and 6.19% at December 31, 1999) and the fixed interest rate to be paid is 6.125% and 5.495% respectively. Non-performance by the counterparty will expose Doral Bank PR to interest rate risk.

32. SEGMENT INFORMATION

The Company has four reportable segments identified by line of business: mortgage banking, banking (including thrift operations), broker-dealer operations and insurance sales activities which commenced during December, 2000. The segments are managed separately since each one targets different customers and requires different strategies. The majority of the Company's operations are conducted in Puerto Rico.

The Company monitors the performance of its reportable segments based on pre-established goals for different financial parameters such as net income, interest rate spread, loan production and increase in market share.

The accounting policies followed by the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

The information that follows presents net interest income, non-interest income, net income and identifiable assets for the Company's reportable segments.

(In thousands)                                              2000              1999              1998
--------------------------------------------------      -----------       -----------       -----------
NET INTEREST INCOME
Reportable segments:
  Mortgage banking                                      $    (7,740)      $    17,536       $    18,586
  Banking                                                    47,133            29,110            14,950
  Broker-dealer                                               2,164             2,366             1,729
  Insurance                                                      --                --                --
Consolidating eliminations                                      747               872                --
                                                        -----------       -----------       -----------
            Consolidated net interest income            $    42,304       $    49,884       $    35,265
                                                        ===========       ===========       ===========

NON-INTEREST INCOME
Reportable segments:
  Mortgage banking                                      $   156,091       $   112,286       $    76,293
  Banking                                                    17,122             9,788             5,321
  Broker-dealer                                               7,038             6,838             4,951
  Insurance                                                     144                --                --
Consolidating eliminations                                  (15,810)           (2,001)             (225)
                                                        -----------       -----------       -----------
            Consolidated non-interest income            $   164,585       $   126,911       $    86,340
                                                        ===========       ===========       ===========

NET INCOME
Reportable segments:
  Mortgage banking                                      $    72,565       $    52,009       $    43,672
  Banking                                                    26,889            15,737             8,197
  Broker-dealer                                                 226             1,307             1,141
  Insurance                                                      39                --                --
Consolidating eliminations                                  (15,063)           (1,127)             (178)
                                                        -----------       -----------       -----------
            Consolidated net income                     $    84,656       $    67,926       $    52,832
                                                        ===========       ===========       ===========

IDENTIFIABLE ASSETS
Reportable segments:
  Mortgage banking                                      $ 2,708,152       $ 2,464,389       $ 1,883,628
  Banking                                                 2,719,551         1,935,572           804,545
  Broker-dealer                                             713,617           825,099           831,474
  Insurance                                                     158                --                --
Consolidating eliminations                                 (678,092)         (687,717)         (601,534)
                                                        -----------       -----------       -----------
            Consolidated total identifiable assets      $ 5,463,386       $ 4,537,343       $ 2,918,113
                                                        ===========       ===========       ===========

33. DORAL PROPERTIES, INC. (A SUBSIDIARY OF DFC) FINANCIAL INFORMATION

Doral Properties, Inc., was organized on October 1999, to own, develop and operate the Doral Financial Center, which will be the new headquarters of the Company and its subsidiaries. The Doral Financial Center building is under construction and should be completed by the end of 2001. Doral Properties also purchased two adjacent properties to the Doral Financial Center and assumed the existing leases, which expired on July 31, 2000.

The following condensed financial information presents the financial position of Doral Properties, Inc., as of December 31, 2000 and 1999, and the statements of changes in stockholder's equity and cash flows for the year ended December 31, 2000 and the three-month period ended December 31, 1999. All costs being incurred during the construction period are capitalized and will be amortized when the assets are ready for their intended use. Thus, there are no activities recorded that need to be reported in a separate statement of income.

At December 31, 2000, property, leasehold improvements and equipment includes approximately $23.2 million of costs incurred in the construction of these facilities. Such costs included approximately $2.5 million of capitalized interest costs. During 1996, the Company acquired a two-acre parcel of land for approximately $3.0 million for such construction.

The financial statements of Doral Properties, Inc., as of December 31, 2000 and 1999 were as follows:

DORAL PROPERTIES, INC.
STATEMENTS OF FINANCIAL CONDITION

                                                                     DECEMBER 31,
(In thousands)                                                     2000         1999
---------------------------------------------------              -------      -------
ASSETS:
Cash                                                             $   409      $    27
Accrued interest receivable                                           15          137
Unamortized debt issue cost                                        2,046        2,043
Investment contract                                               19,215       30,499
Property, leasehold improvements
 and equipment                                                    26,240       13,811
                                                                 -------      -------
    Total assets                                                 $47,925      $46,517
                                                                 =======      =======

LIABILITIES:
Accrued expenses and other liabilities                             1,690        1,252
Bonds payable                                                     44,765       44,765
                                                                 -------      -------
    Total liabilities                                             46,455       46,017
                                                                 -------      -------

STOCKHOLDER'S EQUITY:
Common stock and paid-in capital                                   1,470          500
                                                                 -------      -------
    Total stockholder's equity                                     1,470          500
                                                                 -------      -------

    Total liabilities and stockholder's equity                   $47,925      $46,517
                                                                 =======      =======

DORAL PROPERTIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                                     THREE-MONTH
                                                     YEAR ENDED      PERIOD ENDED
                                                     DECEMBER 31,    DECEMBER 31,
(In thousands)                                           2000            1999
------------------------------------------           ------------    ------------
Common stock and paid-in capital:
Balance at beginning of year                            $  500           $ --
Common stock issued                                         --            500
Additional paid-in capital                                 970             --
                                                        ------           ----
Total stockholder's equity at end of year               $1,470           $500
                                                        ======           ====

DORAL PROPERTIES, INC.                                                                                THREE-MONTH
STATEMENTS OF CASH FLOWS                                                              YEAR ENDED      PERIOD ENDED
                                                                                      DECEMBER 31,    DECEMBER 31,
(In thousands)                                                                           2000            1999
---------------------------------------------------------------------------------     ------------    ------------
Cash flows from operating activities:
    Net income                                                                           $     --       $     --
                                                                                         --------       --------

    Adjustments to reconcile net income to net cash provided (used) by operating activities:
      Decrease (increase) in accrued interest receivable                                      121           (137)
      Increase in debt issue cost                                                              (3)        (2,043)
      Increase in accrued expenses and other liabilities                                      439          1,252
                                                                                         --------       --------

      Total adjustments                                                                       557           (928)
                                                                                         --------       --------

      Net cash provided (used) by operating activities                                        557           (928)
                                                                                         --------       --------

Cash flows from investing activities:
    Increase in property, leasehold improvements and equipment                            (12,428)       (13,811)
    Decrease (increase) in investment contract                                             11,283        (30,499)
                                                                                         --------       --------

      Net cash used by investing activities                                                (1,145)       (44,310)
                                                                                         --------       --------

Cash flows from financing activities:
    Issuance of common stock                                                                   --            500
    Increase in additional paid in capital                                                    970             --
    Proceeds from the issuance of bonds payable                                                --         44,765
                                                                                         --------       --------

      Net cash provided by financing activities                                               970         45,265
                                                                                         --------       --------

Net increase in cash                                                                          382             27
Cash and cash equivalents at the beginning of year                                             27             --
                                                                                         --------       --------

Cash and cash equivalents at the end of year                                             $    409       $     27
                                                                                         ========       ========

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

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, L.L.C.
450 West 33rd Street
New York, New York 10001
www.cmssonline.com

INDEPENDENT PUBLIC ACCOUNTANTS
PricewaterhouseCoopers LLP
BBV Tower
P.O. Box 363566
San Juan, Puerto Rico 00936-3566

SPECIAL COUNSEL
Pietrantoni Mendez & Alvarez LLP
Banco Popular Center,
Suite 1901
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

MARKET MAKERS
Anderson & Strudwick, Inc.
Archipelago, LLC
Bear Stearns & Co. Inc.
Brean Murray, Foster Secs. Inc.
B-Trade Services LLC
Corinthian Partners, LP
Fleet Trading/Div. Fleet Secs.
Herzog, Heine, Geduld, Inc.
Instinet Corporation
Island System Corporation
Jefferies & Company, Inc.
Knight Securities LP
MARKETXT, Inc.
PaineWebber Inc.
Pershing Trading Company
REDIBook ECN LLC
Salomon Smith Barney Inc.
Schwab Capital Markets
Sherwood Securities Corp.
Southwest Securities Inc.
Spear, Leeds & Kellogg
The Brass Utility, LLC
Weeden and Co. Inc.

STOCK LISTING
Common: NASDAQ
(National Association of Securities Dealers)
National Market System
Stock Symbol: DORL

7.00% Preferred: NASDAQ
National Market System
Stock Symbol: DORLP

8.35% Preferred: NASDAQ
National Market System
Stock Symbol: DORLO


Corporate Branding and
Graphic Design: jumpNY

Annual Report
Editorial and Production:
Publishing Resouces, Inc.
Major Photography: Julian Espinal
Printing: North Star Press