Form 10-K, Exhibit 13
period 2001-12-31
DORAL FINANCIAL CORP
filed 2002-03-22
CIK 840889

                       (LOGO) Doral Financial Corporation



                               2001 Annual Report


DORAL FINANCIAL CORPORATION  2001 Annual Report

[GRAPH]

NET INTEREST INCOME
(Dollars in thousands)


[GRAPH]

RETURN ON AVERAGE
COMMON EQUITY


[GRAPH]

NET INCOME
(Dollars in thousands)


[GRAPH]
CASH DIVIDENDS PAID
(Dollars in thousands)


[GRAPH]
NET INCOME PER COMMON SHARE DILUTED


[GRAPH]
MORTGAGE LOAN SERVICING PORTFOLIO
(Dollars in billions)

FINANCIAL HIGHLIGHTS

(Dollars in thousands except for per share data)                                   Year ended December 31,

                                             2001                2000             1999             1998             1997
                                         -----------          ----------       ----------       ----------       ----------
SELECTED INCOME STATEMENT DATA:

  Net interest income                    $    84,427          $   42,304       $   49,884       $   35,265       $   28,693
  Provision for loan losses                    4,445               4,078            2,626              883              792
  Non-interest income(***)                   191,132             150,317          115,923           79,670           41,849
  Non-interest expense(***)                  112,854              92,391           86,568           54,213           31,953
  Net income                                 137,922(*)           84,656           67,926           52,832           20,231

Cash dividends paid:                     $    30,951          $   22,749       $   17,269       $    9,975       $    7,199

Net income per common share:
  Basic                                  $      2.87(*)       $     1.86       $     1.55       $     1.31       $     0.55
  Diluted                                       2.82(*)             1.85             1.50             1.26             0.53

OPERATING DATA:
  Loan production                        $ 4,209,000          $3,174,000       $2,722,000       $2,313,000       $1,037,000
  Mortgage loan servicing portfolio       10,006,000           8,805,000        7,633,000        6,186,000        4,655,000

SELECTED FINANCIAL RATIOS:
  Return on average assets                      2.23%(*)            1.66%            1.92%            2.17%            2.19%(**)
  Return on average common equity              25.93%(*)           23.03%           21.92%           21.65%           19.29%(**)

(*) Before a cumulative gain-effect of a change in accounting principle of $5.9 million for 2001.
(**) Before extraordinary non-cash loss of $12.3 million on the early extinguishment of debt for 1997.
(***) Amortization of servicing assets, previously presented as part of non-interest expense, has been reclassified as non-interest income.

                      THE COMPANY OF TODAY AND THE FUTURE

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

         - Investments that meet the financial needs of corporate and institutional clients in the public and private sectors through our NASD licensed broker-dealer subsidiary.

         - Protection of assets by providing insurance products through our insurance agency.

OUR OBJECTIVES

         - To constantly improve our product line and provide unsurpassed service to our clients in Puerto Rico and the U.S. mainland.

         - To expand our mortgage banking market share in Puerto Rico and the U.S. mainland.

         - To increase our banking business in U.S. markets by entering Hispanic and other underserved communities.

         - To increase our banking business in Puerto Rico by optimizing services available at existing branches, adding mortgage banking and developing new full-service facilities.

         - To promote cross-selling opportunities for Doral Insurance Agency and our retail banking subsidiaries to our large existing customer base.

         - To maintain our financial flexibility and access to funding and capital markets.

         - To adhere to our prudent and consistent financial policies while growing our equity base.

         -        To enhance shareholder value.

         - To fulfill our responsibility as good corporate citizens, always assisting the communities we serve.

Table of Contents

Our Mission and Objectives                                         1
The Dynamics of Puerto Rico                                        2
Message from the Chairman                                          4
Mortgage Banking                                                   8
Retail Banking                                                    12
Insurance & Securities                                            14
U.S. Expansion                                                    16
Directors, Officers and Subsidiary Presidents                     18
The Companies of Doral Financial Corporation                      20
Stock Prices and Dividend Policy                                  21
Selected Financial Data                                           23
Management's Discussion and Analysis                              24
Report of Independent Accountants                                 59
Consolidated Financial Statements                                 60
Corporate Directory                                Back Inside Cover

                          THE DYNAMICS OF PUERTO RICO

Strategically located at the geographic center of the Caribbean Basin, Puerto Rico is considered an important gateway to the Americas. The nearly four million people who reside in Puerto Rico enjoy one of the most advanced economies in all of Latin America, with a GDP of approximately $63 billion that has grown by 31% since 1997.

As a Commonwealth of the United States, Puerto Rico has a strong bond with its fellow citizens on the U.S. mainland that is based on a common currency, free access to the U.S. market, and economic autonomy, making the island one of the world's premier investment locations.

Major international banking institutions and multinational corporations have chosen the island to establish and develop successful operations. Their investments have made Puerto Rico one of the most dynamic economies in the Western Hemisphere, with a unique bicultural and bilingual business environment that benefits from the stability of operating under the American flag and growing participation in the global economy.

For example, Puerto Rico has become the pharmaceutical capital of the world with top multinational companies from the United States and Europe producing on the island for worldwide markets.

Pharmaceutical exports have been the driving force of total export growth, which reached $38.5 billion in fiscal year 2000. The value of pharmaceuticals exported in that year amounted to $20.7 billion. Although the United Statesis Puerto Rico's main trading partner, Europe is a growing second market, with $2.6 billion in exports, consisting mostly of pharmaceuticals, health care products and electrical machinery.

                                MORE THAN 100 OF
                                 THE FORTUNE 500
                               COMPANIES OPERATE
                                 IN PUERTO RICO.

Scientific instruments, computer hardware and software and other high-technology industries also achieve high productivity levels on the island. More than 100 of the Fortune 500 Companies operate in Puerto Rico. Outstanding investment incentives and a highly skilled and well-educated workforce have attracted these companies to Puerto Rico.

Puerto Rico has always been committed to education and science. Approximately 58% of all youths between the ages of 20 and 24 are enrolled in institutions of higher education, more than in any other area in the world with the exception of the U.S. mainland. Local universities award almost 5,000 science and engineering degrees each year.

 Source: Government Development Bank for Puerto Rico/Puerto Rico Planning Board
                           (data as of fiscal 2001).


                2  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

[page 3]
(Photographs: left to right, Mova Pharmaceuticals facility; aerial photograph of cruise ship docked at the Port of San Juan; Teodoro Moscoso Bridge, Isla Verde; Computer lab at manufacturing facility; metropolitan area highway; Ritz-Carlton San Juan Hotel & Casino, Isla Verde.)

[page 4]
(Photograph: Salomon Levis, Chairman of the Board and Chief Executive Officer)
------------------------------------------------------------------------------

                            MESSAGE FROM THE CHAIRMAN

The year 2001 was outstanding for Doral Financial Corporation. We achieved new records in profitability in every category of business, and our stockholders saw an unprecedented increase in the value of their investments. Your management is committed to continue our excellent performance. The support of our expanding numbers of investors from around the world motivates us to constantly improve our performance as a diversified, growth-oriented financial services provider with a strong commitment to excellence in customer service and sound balance sheet management.


RECORD INCOME

This commitment enabled Doral Financial to turn in historically high growth in net income, which rose by 63% to $137.9 million in 2001, compared to $84.7 million in the previous year. Similarly, net income per share before the cumulative gain effect of a change in accounting principle increased by 52% to $2.82 on a fully diluted basis from $1.85 per similar share in 2000.

Net income from banking operations increased an outstanding 83% and reached $49.3 million in 2001, an important contributing factor to the record earnings. Banking assets and deposits rose to $3.7 billion and $1.7 billion, respectively, in 2001, providing a dramatic indication of the greater acceptance and market support for our growing retail banking franchise. Furthermore, non-interest income grew 27% in 2001, reaching $191.1 million, and net gains on the sale of mortgage loans and fees increased by 39% to $187.2 million, reflecting our determination to diversify income sources.


                                WE ACHIEVED NEW
                                   RECORDS IN
                                PROFITABILITY IN
                               EVERY CATEGORY OF
                               BUSINESS, AND OUR
                                STOCKHOLDERS SAW
                                AN UNPRECEDENTED
                                 INCREASE IN THE
                                 VALUE OF THEIR
                                  INVESTMENTS.


SOLID GROWTH

Total assets grew by 23% to an unprecedented $6.7 billion for the year ended December 31, 2001. Likewise, stockholder equity increased by 51%, to reach an all-time high of $762.1 million, following record earnings for the year and an offering of common stock that produced net proceeds of $153.4 million. We were able to continue our established tradition of excellence in financial per-formance with a return on average common equity (ROE) of 25.93% and a return on average assets (ROA) of 2.23%. The financial strength of our institution was recognized in 2001 by Moody's Investors Service, which upgraded the investment grade rating of our senior and subordinated debt.

Doral Financial maintains a policy of regularly sharing our excellent results with stockholders through the distribution of quarterly dividends, which increased in 2001 for the 12th consecutive year, going from $0.10 to $0.125 per share. In January 2002, the quarterly dividend was further increased by 20% to $0.15 per common share.


29TH PROFITABLE YEAR

Doral Financial's outstanding performance was accomplished in a year of general economic slow-down that brought interest rates to their lowest levels in decades. The low interest rate environment, however, proved to be particularly beneficial to our position as Puerto Rico's leading residential mortgage lender, a ranking held for 15 consecutive years, contributing to an increase in loan production of 31% in 2001, after record-setting growth in 2000. Loan production rose to $4.2 billion in 2001, up substantially from $3.2 billion in the previous year.

The year 2001 was the 29th consecutive year of profitability for Doral Financial, reaffirming the soundness of our strategic vision to structure our core businesses around diversified sources of income that maximize profits under all economic conditions.

The Federal Reserve's move to lower short-term interest rates 11 times during 2001 was among the conditions that favored our operations. Lower interest rates reduced our borrowing costs and con-


                4 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT tributed to the sharp increase in loan production. To maximize the benefit of these favorable trends, we have extended the maturities of many of our borrowings to lock in the historic low rates, and have taken prudent steps to protect the value of our loan servicing assets and the investment portfolio.

Doral Financial is vigorously pursuing its strategic plan to continue expanding the role of its banking subsidiaries, strengthening the mortgage loan-servicing portfolio, maximizing tax-exempt income from U.S. government and agency securities, and increasing non-mortgage fee income. At the same time, we continue to dominate in the area of mortgage lending by providing unsurpassed customer service and innovative financial products.


PUERTO RICO MARKET

Puerto Rico is our primary market and represents an extremely favorable environment for business growth. The island's infrastructure, building codes and zoning, social and medical services, educational system, judicial process, and economic and political structure are stable and comparable to that of the U.S. mainland. As the population continues to grow, demand for housing continues to exceed the supply, particularly in affordable housing. The value of existing homes followed the historical trend of consistent appreciation in value due to Puerto Rico's demographics, shortage in residential units, and the lack of alternative housing such as rental apartment units and government housing.

The government of Puerto Rico has been aggressive in stimulating home ownership and has committed itself to support the construction of 50,000 units during the next three years. Also, an additional 50,000 residential units should be built in the same period of time by private developers. As the leading residential mortgage lender on the island, Doral Financial is poised to bolster its future production with permanent financing for the buyers of these units. In addition, as the leading FHA/VA lender in Puerto Rico, we are well positioned to continue to reap the benefits of tax-exempt government agency securities.


OUR SERVICE CULTURE

Doral Financial is able to maintain its leadership in the industry because of the skill, dedication, and hard work of its employees, who are motivated by a long-standing corporate culture that places high value on unsurpassed customer service. Our specialists are trained to respond to the various financial needs of clients with a diverse mix of products and a level of personalized service that builds strong customer loyalty. Furthermore, our services are tailored to the convenience of the customer, who benefits from extended office hours, a highly efficient product delivery process and the application of the latest technologies, which are all geared to achieve client satisfaction as rapidly as possible. In addition, all business units are encouraged to actively cross sell the broad range of products available under the Doral Financial corporate umbrella for the benefit of our 300,000 existing customers, which further contributes to the potential for increased profitability.


MORTGAGE BANKING

As the core of our business, mortgage banking is the strong foundation for the success of Doral Financial and represents the most significant contributing factor to the profitability of operations in 2001. HF Mortgage, Centro Hipotecario, SANA, and Doral Mortgage are the four flagships of our mortgage business in Puerto Rico. Their outstanding performance throughout the years, and especially in 2001, have earned our institution its position of leadership as the top residential mortgage lender in the thriving Puerto Rico real estate market. We will continue to build on our dominant market share.

Total loan originations increased 31% to $4.2 billion in 2001, surpassing the $4 billion threshold for the first time in our long and distinguished history. The name brand recognition of the mortgage banking units has been remarkable, as generations of Puerto Rican families have grown to rely on Doral


                DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  5

Financial and its subsidiaries to meet their credit needs. To maximize market penetration, during 2001 we added seven mortgage production offices in strategic locations throughout the island.

Our highly visible and dominant position in the market has made it possible to maintain our leadership in loan servicing operations as a means of providing a recurring source of non-interest income. Surpassing the $10 billion mark in 2001, our servicing portfolio continues to be Puerto Rico's largest.


RETAIL BANKING

Doral Bank-Puerto Rico has propelled itself into the mainstream of the banking evolution that is taking place on the island and elsewhere. The application of new technologies and delivery systems, such as Internet banking, have turned our branches into full-service financial centers, where a wide array of financial needs are met by friendly, experienced and reliable service providers.

Founded in 1993, Doral Bank-Puerto Rico has quickly become a leader in the banking community, and it is now the fastest-growing commercial bank in Puerto Rico. Likewise, Doral Bank-New York continues to expand its presence in New York City, serving selected communities with services and products tailored to their particular needs. The banking subsidiaries are dedicated to a corporate philosophy that meets the needs of customers through innovative products, extended hours of service, convenient locations and a strong emphasis on excellence in all service areas.


                               AS OF DECEMBER 31,
                               2001, DORAL BANK-
                                 PUERTO RICO HAD
                             $3.5 BILLION IN TOTAL
                              ASSETS, $1.5 BILLION
                               IN TOTAL DEPOSITS,
                                AND SHAREHOLDERS'
                                    EQUITY OF
                                  $229 MILLION.


As of December 31, 2001, Doral Bank-Puerto Rico had $3.5 billion in total assets, $1.5 billion in total deposits, and shareholders' equity of $229 million. The bank contributed approximately $49 million to Doral Financial's record net income in 2001. The bank, together with all of its operating units, maintains a strict credit policy of lending on the basis of secured real estate. In addition, higher-yielding consumer loans are offered primarily on a carefully controlled basis to credit-worthy existing customers of Doral Financial, reinforcing the full-service concept. Drawing from Doral Financial's reputation and client base, Doral Bank-Puerto Rico has also solidified its position as one of the premier residential construction lenders working with the most experienced developers on the island.

Most of the housing developments financed by Doral Bank-Puerto Rico are designed to fill the significant shortage in the affordable moderate to middle-income housing market and are undertaken on a significant pre-sold basis. Doral Bank-Puerto Rico is vital to our strategy of diversifying revenue sources and providing cost-effective funding for mortgage products. The bank also serves as a vehicle to cross sell the broad range of products and services available from Doral Financial.

Doral Bank-New York demonstrated significant progress by surpassing growth targets in only its second fiscal year of operations. The bank was chartered in the fourth quarter of 1999 to fill a void in the banking services available to communities in metropolitan New York City that have been underserved by tra-ditional financial institutions. In 2001, Doral Bank-New York posted a 61% increase in total bank assets to $233 million and a 66% increase in total deposits to $169.6 million.


INSURANCE AGENCY AND SECURITIES BROKER DEALER

Similarly, with net income of $2.3 million during its first full year of operations, Doral Insurance Agency exceeded expectations. The introduction of new insurance products and the ability to effectively cross sell insurance-related financial services to our vast existing customer base will substantially contribute to the further diversification of our income stream in the immediate future.

In 2001 we agreed to sell the retail brokerage operations of Doral Securities to UBS/PaineWebber in order to concentrate on the more profitable institutional brokerage and investment banking business. As part of the transaction, which is expected to close during the first quarter of 2002,


                6   DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

UBS/PaineWebber has agreed to sell investment products in selected branches of Doral Bank-Puerto Rico. Doral Bank will be entitled to a portion of all the commissions earned on such sales, which is anticipated to become a recurring source of fee income. Doral Securities will continue to provide institutional investment banking services as well as to assist Doral Financial in the identification of cost-effective financing alternatives.


COMMUNITY INVOLVEMENT

As an involved and concerned corporate citizen, responsible neighbor and caring friend, Doral Financial is committed to improving the quality of life of the communities it serves. Our commitment extends beyond our dedication to customer service. It reaches out to support community initiatives and programs that care for people in need.

At no time was that commitment more important than in the aftermath of the horrific terrorist attacks on the World Trade Center and the crash of American Airlines Flight 587, which devastated our friends, neighbors and customers in New York City. We responded to those events with financial support to several charities, and our employees have generously volunteered their time and energy to various relief efforts.


                               AS AN INVOLVED AND
                                    CONCERNED
                               CORPORATE CITIZEN,
                                   RESPONSIBLE
                                  NEIGHBOR AND
                                 CARING FRIEND,
                               DORAL FINANCIAL IS
                                  COMMITTED TO
                                  IMPROVING THE
                               QUALITY OF LIFE OF
                               THE COMMUNITIES IT
                                     SERVES.


Our community involvement, however, does not wait for disaster to strike. Through investments, grants, donations and employee participation, we support community-based organizations, non-profit institutions, sports and cultural initiatives that provide alternatives and solutions for better living and also strengthen family values. Our contributions and personal involvement are reflections of our institutional mission to provide the necessary resources to make dreams come true. We strongly believe that investing in the cultural, physical and social advancement of our communities is a moral contract we honor with pride.


A PROMISING FUTURE

We look forward to 2002 with great enthusiasm as we celebrate Doral Financial's 30th anniversary, refusing to rest on our past achievements. Our institution is well positioned to face the challenges of the current economic climate and achieve continued strong growth in all segments of our business. Doral Financial has historically benefited, even in rising interest rate cycles, when debt consolidation refinancing increases to pay off higher levels of consumer debt.

Doral Financial adheres to the highest standards of ethical business conduct in all economic circumstances. Historically, we have promoted and maintained sound business practices and internal controls, followed proper accounting rules, and we are in constant communication with our independent accountants. PricewaterhouseCoopers LLP reviews our quarterly results, and we maintain an internal audit group, which independently reviews the financial and operational aspects of all Doral Financial business segments. The Internal Audit Group reports directly to the Audit Committee of the Board of Directors, composed of three outside directors.

We are committed to further enhance shareholder value, and management is constantly seeking ways to improve productivity and efficiency through new products, internal reorganization, and the application of technological advances. We would like to express our appreciation for your interest, ongoing support, and investment in Doral Financial Corporation.



/s/ Salomon Levis

Salomon Levis
Chairman of the Board and Chief Executive Officer


                DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   7

                                MORTGAGE BANKING


Doral Financial continues to be the dominant residential mortgage lender in Puerto Rico with a market share of about 45%, making the mortgage-banking units the most significant contributors to our excellent operating performance. As the leader in origination of residential loans, loan sales in the secondary market, issuance of mortgage-backed securities, and loan servicing, Doral Financial provides the most innovative and competitive products in the Puerto Rico real estate market.

Its four mortgage origination units, HF Mortgage Bankers, Doral Mortgage Corporation, SANA Investment Mortgage Bankers, Inc. and Centro Hipotecario de Puerto Rico Inc., cater to a range of market niches in an environment where demand for housing continues to exceed supply. This segmented market approach, combined with unsurpassed customer service at all levels, allows for further market penetration resulting in unprecedented performances year after year.

The volume of loan production in 2001 reached an all-time high of $4.2 billion, an increase of 31% compared to the record $3.2 billion set in 2000. Furthermore, the fourth quarter of 2001 recorded the highest loan production for any given three-month period in our history, reaching $1.2 billion, an increase of 52% from the $792 million recorded in the fourth quarter of 2000. At the same time, strong loan production boosted the servicing portfolio by 14% compared to 2000.

Puerto Rico housing trends provide a very attractive environment for continued growth in the mortgage-banking segment. A 2001 study conducted by Estudios Tecnicos, Inc., a Puerto Rico-based research firm, reports a shortage of more than 100,000 housing units on the island. While Puerto Rico's total population increased by 8.1% to 3.8 million in the last decade, according to the 2000 U.S. Census, the total number of households increased by an impressive 19.3%. The percentage of home ownership in Puerto Rico maintained its high levels at 72.9%. Meanwhile, due to the shortage of housing and limited land, real estate values continue to increase yearly.

As population increases, the shortage of affordable housing has prompted the government to further stimulate home ownership and to develop a policy that calls for the construction of 50,000 residential units over the next three years. Meanwhile, private developers are building another 50,000 residential units. Taking this into account, we expect mortgage production to significantly increase in 2002, mostly fueled by an increase of tax-exempt HUD-insured loans.

Similarly, demand for mortgage refinancing is expected to continue to be strong, even in a higher-interest rate environment, which, based on experience, could actually increase the proportion of refinanced loans. Consumers in Puerto Rico often use refinancing as a means of consolidating debt or cashing out their equity. The higher borrowing costs for personal, auto, and other types of credit make the lower mortgage interest rate a more attractive solution. In addition, interest paid on a mortgage loan in Puerto Rico is tax deductible, while interest expense from other non-mortgage loans is not.


HF MORTGAGE BANKERS

The HF Mortgage Bankers division specializes in the financing of the purchase of new residential properties and works closely with Doral Bank-Puerto Rico to provide short-term construction financing for new housing developments. HF has become the largest FHA/VA lender on the island and the leading provider of end loan financing on newly constructed residential units because of its expe-rience in new housing developments and a reputation for excellence in service with developers.


                8  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

[page 9]
(Photographs: A typical new residential property in Puerto Rico with details of interiors and garden flowers)

Loan production increased by almost two-fold for HF in 2001, establishing a new record over the previous year. Operating out of 13 branch offices throughout Puerto Rico, HF Mortgage Bankers expects continued growth in new residential developments, spot loans, and short-term financing. HF, which has distinguished itself by introducing innovative products to the market, will launch a new Internet service that clients can access at their own convenience 24 hours a day to originate loans online and check on the status of their loans. This service will eventually be introduced at the other Doral Financial mortgage origination units.


DORAL MORTGAGE CORPORATION

Doral Mortgage Corporation provides a wide range of real estate-secured loan products, including FHA/VA, conforming and non-conforming loans, with an emphasis on consumer loans secured by first mortgages with low balances and strong borrower equity.

These loans provide Doral Financial with an attractive yield during the period they are held prior to their sale, and are in strong demand among local financial institutions. With 23 offices island wide, Doral Mortgage targets the mass market and invests aggressively in year-round marketing campaigns. These campaigns have helped position the Doral name brand as the island's premiere entity in mortgage lending.


CENTRO HIPOTECARIO DE PUERTO RICO

Centro Hipotecario de Puerto Rico also provides an array of FHA/VA, conforming and non-conforming loan products through its three retail origination offices in Puerto Rico. Specializing in real estate broker and personal client relationships, Centro Hipotecario has developed a loyal clientele that continuously refers new business, resulting in the expansion of its strong customer base.

The success of Centro Hipotecario is based on personal service, including the involvement of its top management in serving customers.


SANA INVESTMENT MORTGAGE BANKERS, INC.

SANA Investment Mortgage Bankers, acquired by the Company in 1999, targets the affordable housing market segment and has grown to 11 offices throughout the island. SANA has distinguished itself in the market because of its ability to rapidly process loan applications.

Following its ongoing expansion plans, SANA Investment opened two offices during 2001 and plans to open two new facilities in 2002 to better serve its growing customer base. A telemarketing department will be added to SANA's operations in 2002 to strengthen its marketing efforts.


                                 DORAL MORTGAGE
                                   CORPORATION
                                 PROVIDES A WIDE
                                  RANGE OF REAL
                              ESTATE-SECURED LOAN
                               PRODUCTS INCLUDING
                                     FHA/VA,
                                 CONFORMING AND
                                 NON-CONFORMING
                                     LOANS.


               10  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT


[page 11]
(Photographs: An aerial shot of a new Monte Verde residential development with details of construction)

                                 RETAIL BANKING


Doral Bank had an exceptional year in 2001 as it increased its net income a striking 81% to $49 million, compared to $27 million in 2000. This excellent growth was the result of attracting substantial new business to the bank, which is the fastest growing commercial bank in Puerto Rico with $3.5 billion in assets and $1.5 billion in deposits.

In 2001, the Bank opened seven additional full-service offices for a total of 29 facilities located throughout Puerto Rico's major metropolitan centers. As part of its strategy to increase market share, Doral Bank plans to enter the credit card business in 2002, and will further expand its branch network by adding ten new branches, mostly Doral Financial Centers.

Inaugurated in 1999, Doral Financial Centers provide a "one-stop shop" financial service facility, where customers can meet all their financial needs, including loan and deposit banking products from Doral Bank, residential mortgage loans from one of the Company's mortgage banking units, insurance products from Doral Insurance, and securities products through UBS/PaineWebber. With five Doral Financial Centers in Puerto Rico already open, this concept enables the Company to take full advantage of cross selling its diverse product line.

The inauguration of Doral Bank Plaza, its new headquarters in Puerto Rico, was another milestone for Doral Bank in 2001. This impressive building, located in the Hato Rey financial district of San Juan, is the nerve center for the Company's banking operations.

These operations have grown rapidly since the bank's inception in 1993, because of the established operating philosophy: offering innovative quality products, extended office hours, convenient locations, and unparalleled service. Doral Bank focuses on secured lending and, therefore, its level of credit risk is lower than that of many other competing financial institutions. Doral Bank branches also serve as payment centers for Doral Financial mortgage loan units, which provide an excellent cross-selling opportunity for the bank to offer its variety of products.

In 2001, Doral Bank became the first Federal Home Loan Bank of New York member approved to participate in the FHLB program to facilitate the financing for low-income families to buy their first homes.


                                IN 2001 THE BANK
                                  OPENED SEVEN
                                   ADDITIONAL
                              FULL-SERVICE OFFICES
                                FOR A TOTAL OF 29
                               FACILITIES LOCATED
                                 THROUGHOUT THE
                               MAJOR METROPOLITAN
                                   CENTERS IN
                                  PUERTO RICO.


                      DORAL BANK LOCATIONS IN PUERTO RICO


                                     [MAP]


               12  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

[page 13]
(Photographs: Doral "one-stop shop" in Hato Rey with detail of the Hato Rey "golden mile" sector)

                             INSURANCE & SECURITIES


Exceeding expectations, Doral Insurance Agency finished its first full year of operations with a net income of $2.3 million. This impressive launch into an entirely new line of business was the result of the subsidiary's ability to suc-cessfully tap Doral Financial's extensive customer base to effectively sell its products.

Doral Insurance Agency will increase its presence in Doral Financial Centers, where its licensed representatives can further take advantage of the cross-selling opportunities and provide customers with the convenience of "one-stop shopping" for financial services. We are confident that the insurance business will continue to develop and further diversify our revenue sources.

In order to concentrate on the most profitable sources of income, Doral Financial decided to sell the Doral Securities retail securities brokerage business in December 2001. The sale to UBS/PaineWebber is expected to close during the first quarter of 2002 and frees Doral Securities to focus on areas of institutional brokerage and investment banking, which are expected to produce greater profits.

As part of the transaction, Doral Financial entered into an agreement that will permit UBS/PaineWebber to sell investment products at selected Doral Bank branches. This arrangement will also allow Doral Financial to earn a portion of the commissions on such sales, without incurring in the cost of maintaining a retail securities sales staff.


                                    EXCEEDING
                                  EXPECTATIONS,
                                 DORAL INSURANCE
                              AGENCY FINISHED ITS
                               FIRST FULL YEAR OF
                                OPERATIONS WITH A
                                  NET INCOME OF
                                  $2.3 MILLION.


               14  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

[page 14]
(Doral insurance Agency office with staff members and client)

[page 15]
New Doral Headquarters building (3 views)

                       In 2002, Doral Financial consoli-
                     dates its Puerto Rico operations in a
                      state-of-the-art building that will
                       enhance productivity and communi-
                     cation. After four years of planning,
                       design, and construction, the new
                     building features a 920-space, multi-
                   level parking facility and top-of-the line
                                  technology.

[page 16]
(Doral Bank-NY branch, interior view)

                                 U.S. EXPANSION

Doral Financial subsidiaries in the U.S. mainland include Doral Money and Doral Bank-New York. These subsidiaries have been successful by focusing on multi-family and other real estate-secured lending in the moderate-income areas of New York City's five boroughs. These properties have consistently maintained minimal vacancies and have historically weathered downturns in the economy due to the strong demand for working class housing and the effects of New York's rent control regulations.

Doral Bank offers a fresh banking alternative in New York with a friendly, personal approach, competitive rates, and unsurpassed service. It initiated operations in New York City as a federally chartered FDIC-insured savings bank to provide services to communities underserved by the traditional banking system. It emphasizes real estate-secured lending while offering a full range of commercial and consumer loan products.

Metropolitan New York has a population in excess of 14 million with minorities making up 47.6% of these residents, a situation that presents an exceptional opportunity for Doral's U.S. operations. Doral Bank-New York expects solid growth as it continues to penetrate new market segments.

As of 2001, after only two years in operation, Doral Bank-New York had assets of $233 million and deposits of $169.6 million. The Bank's expansion plans call for opening two branches by the end of 2002 and an increase in its deposit base to $250 million.

In addition to its headquarters at 27th Street and Park Avenue South, during the year the bank opened two full-service branches in Washington Heights in Upper Manhattan and Astoria, Queens. Deposits in these two new branches have already surpassed the $31 million threshold. Managed by New York talent, the bank's branches are also staffed with bilingual employees fluent in the predominant languages of the surrounding neighborhoods.


              Right-hand page: To offer unsurpassed service, Doral Bank-New York branches have extended their hours and open seven days a week.


                16  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

[page 17]
(Doral Bank-NY branch exterior view)

[page 18]
(Photographs: Group photo of Doral Financial Corporation Directors)

                              CORPORATE DIRECTORS


[PHOTO]                                      [PHOTO]

SALOMON LEVIS(1)                             ZOILA LEVIS(2)


[PHOTO]                                      [PHOTO]

RICHARD F. BONINI(3)                         EDGAR M. CULLMAN, JR.


[PHOTO]                                      [PHOTO]

JOHN L. ERNST                                EFRAIM KIER


[PHOTO]                                      [PHOTO]

A. BREAN MURRAY                              HAROLD D. VICENTE


[PHOTO]                                      [PHOTO]

DAVID LEVIS                                  EDGAR M. CULLMAN
Director Emeritus                            Director Emeritus


               18  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

                                                           SUBSIDIARY PRESIDENTS


CORPORATE                            CORPORATE                                SUBSIDIARY                      [PHOTO]
DIRECTORS                            OFFICERS                                 PRESIDENTS
                                                                                                              RICHARD F. BONINI

SALOMON LEVIS(1)                     SALOMON LEVIS(1)                         RICHARD F. BONINI(3)            [PHOTO]
Chairman of the Board and            Chairman of the Board and                President of Doral
Chief Executive Officer              Chief Executive Officer                  Money, Inc.                     DAVID R. LEVIS

ZOILA LEVIS(2)                       ZOILA LEVIS(2)                           DAVID R. LEVIS                  [PHOTO]
President and Chief Operating        President and                            President of HF Mortgage
Officer                              Chief Operating Officer                                                  EDISON VELEZ
                                                                              EDISON VELEZ
RICHARD F. BONINI(3)                 RICHARD F. BONINI(3)                     President of Doral Mortgage     [PHOTO]
Senior Executive Vice President,     Senior Executive Vice President,         Corporation
Chief Financial Officer and          Chief Financial Officer and                                              AIDILIZA LEVIS
Secretary                            Secretary                                AIDILIZA LEVIS
                                                                              President of Centro             [PHOTO]
EDGAR M. CULLMAN, JR.                MARIO S. LEVIS(4)                        Hipotecario de
President and Chief Executive        Executive Vice President and             Puerto Rico, Inc.               INGRID SCHMIDT
Officer of General Cigar             Treasurer
Holdings, Inc.                                                                INGRID SCHMIDT                  [PHOTO]
                                     FRANCISCO RIVERO                         President of SANA Investment
JOHN L. ERNST                        Executive Vice President                 Mortgage Bankers, Inc.          JOSE VIGOREAUX
Chairman of the Board and            Administration and Business
President of Bloomingdale            Development                              JOSE VIGOREAUX(5)               [PHOTO]
Properties, Inc.                                                              President of Doral Bank-
                                     FREDERICK C. TEED(5)                     Puerto Rico                     ROBERT REINER
EFRAIM KIER                          Executive Vice President Banking
President A & M Contractors                                                   ROBERT REINER                   [PHOTO]
                                     FERNANDO RIVERA-                         President of Doral Bank-
A. BREAN MURRAY                      MUNICH(6)                                New York                        FERNANDO RIVERA-
Chairman and Chief Executive         Senior Vice President,                                                   MUNICH
Officer of Brean Murray &            General Counsel and                      FERNANDO RIVERA-
Co., Inc.                            Assistant Secretary                      MUNICH(6)
                                                                              President of Doral Insurance    [PHOTO]
                                                                              Agency, Inc.
HAROLD D. VICENTE                    RICARDO MELENDEZ                                                         JULIO MICHEO
Partner of                           Senior Vice President and Chief          JULIO MICHEO
Vicente & Cuebas                     Accounting Officer                       President of Doral
Law Firm                                                                      Securities, Inc.

                                     CHRISTOPHER O'NEILL
                                     Vice President
                                     Construction Lending
DIRECTORS EMERITUS
EDGAR M. CULLMAN                     CARLOS VINA
Chairman of the Board of General     Vice President
Cigar Holdings, Inc.

DAVID LEVIS                          OSCAR APONTE
Former Chairman of the Board of      Vice President of Internal Audit
Doral Financial Corporation

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

(2) Zoila Levis also serves as Chairman of the Board of Doral Insurance Agency, Inc. and a Director of Doral Bank-PR and Doral Securities.

(3) Richard Bonini also serves as a Director of Doral Mortgage Corporation, Doral Bank-PR, Doral Bank-NY, and Centro Hipotecario de Puerto Rico.

(4)  Mario S. Levis also serves as a Director of Doral Securities.

(5)  Fred Teed and Jose Vigoreaux also serve as Directors of Doral Bank-PR.

(6) Fernando Rivera Munich also serves as a Director of Doral Insurance Agency, Inc.


               DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  19

THE COMPANIES OF DORAL
FINANCIAL CORPORATION

PUERTO RICO                                  LOCATIONS                           SANA INVESTMENT MORTGAGE
                                                                                 BANKERS, INC.
DORAL MORTGAGE                               DORAL MORTGAGE                      Bayamon (2 locations)
CORPORATION                                  CORPORATION                         Caguas
Doral Financial Plaza                                                            Carolina
1451 FD Roosevelt Avenue                     PUERTO RICO                         Catano
San Juan, Puerto Rico 00920-2717             Arecibo (2 locations)               Las Piedras
                                             Bayamon (2 locations)               Mayaguez
                                             Caguas (2 locations)                Ponce
HF MORTGAGE BANKERS                          Carolina (2 locations)              Rio Piedras (3 locations)
1159 F.D. Roosevelt Avenue                   Cayey
Puerto Nuevo, Puerto Rico 00920-2905         Fajardo                             DORAL BANK-PUERTO RICO
                                             Guayama                             Arecibo
CENTRO HIPOTECARIO                           Hato Rey (3 locations)              Bayamon (3 locations)
DE PUERTO RICO, INC.                         Humacao                             Caguas (3 locations)
305 F.D. Roosevelt Avenue                    Mayaguez (2 locations)              Carolina
Hato Rey, Puerto Rico 00918-4149             Ponce                               Catano (2 locations)
                                             Rio Grande                          Cayey
SANA INVESTMENT MORTGAGE                     Rio Piedras                         Guaynabo
BANKERS, INC.                                San Juan                            Hato Rey (4 locations)
Urb. Caribe                                  Trujillo Alto                       Humacao
#1569 Alda Street                            Vega Baja                           Las Piedras
Edificio Doral Bank, Suite 302                                                   Mayaguez
Rio Piedras, Puerto Rico 00926-2712          U.S. MAINLAND                       Ponce
                                             Miami, Florida                      Puerto Nuevo
DORAL BANK, PUERTO RICO                                                          Rio Grande
279 Ponce de Leon Avenue, 5th floor          HF MORTGAGE BANKERS                 Rio Piedras (3 locations)
Hato Rey, Puerto Rico 00918-2003             Bayamon (2 locations)               San Juan
                                             Caguas                              Trujillo Alto
DORAL SECURITIES, INC.                       Catano                              Vega Alta
268 Munoz Rivera Avenue, Suite 1803          Guaynabo (2 locations)              Vega Baja
Hato Rey, Puerto Rico 00918-2002             Hato Rey (2 locations)
                                             Mayaguez                            DORAL SECURITIES, INC.
DORAL INSURANCE AGENCY, INC.                 Ponce                               Hato Rey
Doral Financial Plaza                        Puerto Nuevo
1451 FD Roosevelt Avenue                     Rio Piedras                         DORAL MONEY, INC.
San Juan, Puerto Rico 00920-2717             Vega Alta                           New York, New York

DORAL PROPERTIES, INC.                       CENTRO HIPOTECARIO                  DORAL BANK-NEW YORK
Doral Financial Plaza                        DE PUERTO RICO, INC.                Park Avenue South, Manhattan, New York
1451 FD Roosevelt Avenue                     Bayamon                             Washington Heights, Manhattan, New York
San Juan, Puerto Rico 00920-2717             Hato Rey                            Astoria, Queens, New York
                                             Manati
DORAL INTERNATIONAL, INC.
268 Ponce de Leon Avenue, Suite 1017
Hato Rey, Puerto Rico 00918-2003


NEW YORK

DORAL MONEY, INC.
387 Park Avenue South
New York, New York 10016-8810

DORAL BANK, FSB, NEW YORK
387 Park Avenue South
New York, New York 10016-8810


                20  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

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

                  Calendar                  Price Range              Dividends
Year              Quarter               High            Low          Per Share
----              -------            ------------------------        ---------
2001                1st              $ 30.000        $ 22.438        $  0.100
                    2nd                34.650          26.060           0.125
                    3rd                38.800          30.640           0.125
                    4th                39.380          30.150           0.125

2000                1st              $ 11.812        $  8.750        $  0.080
                    2nd                12.500          10.312           0.100
                    3rd                16.250          11.250           0.100
                    4th                25.562          15.562           0.100

As of February 15, 2002, the approximate number of record holders of Doral Financial's Common Stock was 582, which does not include beneficial owners whose shares are held in record names of brokers and nominees. The last sales price for the Common Stock as quoted on the NASDAQ National Market on such date was $33.96 per share.

The terms of Doral Financial's 8.35% Non-cumulative Monthly Income Preferred Stock, Series B (liquidation preference $25 per share) and of Doral Financial's 7% Non-cumulative Monthly Income Preferred Stock, Series A (liquidation prefer-ence $50 per share) do not permit the payment of cash dividends on Common Stock if dividends on the respective series of preferred stock are in arrears.

Doral Financial's ability to pay dividends in the future is limited by restrictive covenants contained in its debt agreements, its earnings, cash resources and capital needs, general business conditions and other factors deemed relevant by Doral Financial's Board of Directors. Doral Financial is prohibited under the Indenture for its 7.84% Senior Notes due on 2006 (the "Senior Note Indenture") from paying dividends on any capital stock if an event of default exists under such agreement, or if the amount of dividends payable by Doral Financial together with the aggregate amount of dividends paid and other capital distributions made since October 1, 1996, exceed the sum of: (i) 50% of its Consolidated Net Income (as defined in the Senior Note Indenture), accrued from October 1, 1996, to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $15 million; and (iii) the net proceeds of any sale of capital stock subsequent to October 15, 1996. As of December 31, 2001, Doral Financial could have paid up to $429.6 million in cash dividends under this restriction. In addition, under other debt agreements, Doral Financial may be prohibited from paying dividends if it is in default under such agreements.

Doral Financial's ability to pay dividends may also be restricted by various regulatory requirements and policies of bank regulatory agencies having jurisdiction over Doral Financial and its subsidiaries.

The Puerto Rico Internal Revenue Code generally imposes a 10% withholding tax on the amount of any dividends paid by Doral Financial to individuals, whether residents of Puerto Rico or not, trusts, estates, special partnerships and non-resident foreign corporations and partnerships. Prior to the first divi-dend distribution for the taxable year, individuals who are residents of Puerto Rico may elect to be taxed on the dividends at the regular graduated rates, in which case the special 10% tax will not be withheld from such year's distributions.

United States citizens who are not residents of Puerto Rico may also make such an election except that notwithstanding the making of such election, a 10% withholding will still be made on the amount of any dividend distribution unless the individual files with Doral Financial's transfer agent prior to the first distribution date for the taxable year, a certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300


               DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  21

(DORAL LOGO)

if single, or $3,000 if married, in which case dividend distributions will not be subject to Puerto Rico income taxes.

United States income tax law permits a credit against United States income tax liability, subject to certain limitations, for Puerto Rico income taxes paid or deemed paid with respect to such dividends.

The following table sets forth certain selected consolidated financial data for Doral Financial for each of the five years in the period ended December 31, 2001. This information should be read in conjunction with Doral Financial's Consolidated Financial Statements and related notes thereto.


22  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

SELECTED FINANCIAL DATA

                                                                                 Year ended December 31,
(Dollars in thousands, except for share data)                  2001          2000         1999          1998           1997
                                                           -----------   -----------   -----------   -----------   ------------
Selected Income Statement Data:(1)
   Interest income                                         $   356,095   $   325,545   $   211,679   $   150,051   $     90,131
   Interest expense                                            271,668       283,241       161,795       114,786         61,438
                                                           -----------   -----------   -----------   -----------   ------------
   Net interest income                                          84,427        42,304        49,884        35,265         28,693
   Provision for loan losses                                     4,445         4,078         2,626           883            792
                                                           -----------   -----------   -----------   -----------   ------------
   Net interest income after provision for loan losses          79,982        38,226        47,258        34,382         27,901
   Non-interest income                                         191,132       150,317       115,923        79,670         41,849
   Non-interest expense                                        112,854        92,391        86,568        54,213         31,953
                                                           -----------   -----------   -----------   -----------   ------------
   Income before taxes, cumulative gain-effect of change
     in accounting principle and extraordinary item            158,260        96,152        76,613        59,839         37,797
   Income taxes                                                 20,338        11,496         8,687         7,007          5,249
                                                           -----------   -----------   -----------   -----------   ------------
   Income before cumulative gain-effect of change in
     accounting principle and extraordinary item               137,922        84,656        67,926        52,832         32,548
   Cumulative gain-effect of
     change in accounting principle                              5,929            --            --            --             --
   Extraordinary item -
      non-cash charge on extinguishment of debt                     --            --            --            --         12,317
                                                           -----------   -----------   -----------   -----------   ------------
   Net income                                              $   143,851   $    84,656   $    67,926   $    52,832   $     20,231
                                                           ===========   ===========   ===========   ===========   ============
   Cash dividends paid                                     $    30,951   $    22,749   $    17,269   $     9,975   $      7,199
                                                           ===========   ===========   ===========   ===========   ============
Per Common Share Data:
   Basic:
      Income before cumulative gain-effect of change
        in accounting principle and extraordinary item     $      2.87   $      1.86   $      1.55   $      1.31   $       0.89
      Cumulative gain-effect of change
        in accounting principle                                   0.13            --            --            --             --
      Extraordinary item                                            --            --            --            --          (0.34)
                                                           -----------   -----------   -----------   -----------   ------------
      Net income                                           $      3.00   $      1.86   $      1.55   $      1.31   $       0.55
                                                           ===========   ===========   ===========   ===========   ============
   Diluted:
      Income before cumulative gain-effect of change
        in accounting principle and extraordinary item     $      2.82   $      1.85   $      1.50   $      1.26   $       0.85
      Cumulative gain-effect of change
        in accounting principle                                   0.13            --            --            --             --
      Extraordinary item                                            --            --            --            --          (0.32)
                                                           -----------   -----------   -----------   -----------   ------------
      Net income                                           $      2.95   $      1.85   $      1.50   $      1.26   $       0.53
                                                           ===========   ===========   ===========   ===========   ============
   Dividends declared                                      $     0.475   $      0.38   $      0.30   $      0.23   $       0.20

   Book value                                              $     13.33   $      8.99   $      7.46   $      6.46   $       4.85

Weighted average shares outstanding:
   Basic                                                    44,794,192    41,887,708    40,428,920    39,941,068     36,680,158
   Diluted                                                  45,502,939    42,093,509    42,421,477    41,928,186     38,728,632

Shares outstanding at end of period                         47,810,334    42,393,134    40,428,920    40,428,920     36,794,920

continued next page

                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  23

(DORAL LOGO)


                                                                             Year ended December 31,
(Dollars in thousands, except for share data)             2001           2000          1999          1998          1997
                                                       -----------    ----------    ----------    ----------    ----------
Selected Balance Sheet Data:(1)
   Mortgage loans held for sale                        $ 1,947,494    $1,354,605    $1,015,703    $  883,048    $  404,672
   Securities held for trading                             993,328     1,101,938       862,698       606,918       620,288
   Securities held to maturity                             866,335     1,558,313     1,509,060       190,778       143,534
   Securities available for sale                           928,179       182,374        66,325       408,888       240,876
   Loans receivable, net                                   644,113       398,191       231,184       166,987       133,055
   Servicing assets, net                                   154,340       139,795       109,721        72,568        46,416
   Total assets                                          6,694,283     5,463,386     4,537,343     2,918,113     1,857,789
   Loans payable                                           161,101       372,620       353,460       426,704       238,770
   Securities sold under agreements to repurchase        2,573,772     2,275,855     1,927,956     1,197,328       838,142
   Notes payable                                           459,543       444,746       461,053       199,733       164,934
   Deposit accounts                                      1,669,909     1,303,525     1,010,424       533,113       300,494
   Stockholders' equity                                    762,120       505,710       384,982       269,559       186,955
Operating Data:
   Loan production                                     $ 4,209,000    $3,174,000    $2,722,000    $2,313,000    $1,037,000
   Mortgage loan servicing portfolio                    10,006,000     8,805,000     7,633,000     6,186,000     4,655,000

Selected Financial Ratios:(2)(3)(4)
   Return on Average Assets                                   2.33%         1.66%         1.92%         2.17%         1.37%
   Return on Average Common Equity                           27.13%        23.03%        21.92%        21.65%        11.99%
   Dividend Payout Ratio for Common Stock                    16.10%        20.50%        20.00%        18.25%        37.74%
   Average Equity to Average Assets                          10.04%         8.49%        10.04%        10.00%        11.39%
   Interest Rate Spread                                       1.38%         0.92%         1.35%         1.64%         2.10%
   Net Yield on Average Interest-Earning Assets               6.63%         7.10%         6.86%         7.30%         7.90%
   Net Yield on Average Interest-Bearing Liabilities          5.25%         6.18%         5.51%         5.66%         5.80%

(1) Certain reclassifications of prior years' data have been made to conform to 2001 classifications.
(2) Return on Average Assets, Return on Average Common Equity and Dividend Payout Ratio for Common Stock based on income before cumulative gain-effect of a change in accounting principle for 2001 would have been 2.23%, 25.93% and 16.84%, respectively.
(3) Return on Average Assets, Return on Average Common Equity and Dividend Payout Ratio for Common Stock based on income before an extraordinary item for 1997 would have been 2.19%, 19.29% and 23.53%, respectively.
(4) Average balances computed on a monthly basis except for year 2001, which is on daily basis except for Doral Securities.


MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS


GENERAL

The year ended December 31, 2001, was a record year for Doral Financial. For the year ended December 31, 2001, income before the cumulative gain-effect of a change in accounting principle was $137.9 million compared to $84.7 million for the year ended December 31, 2000, an increase of 63%. For the year ended December 31, 2001, Doral Financial's loan production, which includes internal originations and purchases, was $4.2 billion, a new record. As of December 31, 2001, Doral Financial's mortgage servicing portfolio totaled $10 billion. As of December 31, 2001, Doral Financial had consolidated assets of approximately $6.7 billion and consolidated stockholders' equity of approximately $762.1 million.


CRITICAL ACCOUNTING POLICIES

Note 2 to Doral Financial's Consolidated Financial Statements contains a summary of the most significant accounting policies followed by Doral Financial in the preparation of its financial statements. Among the most significant accounting policies are those relating to the determination of fair values for Doral Financial's securities held for trading, including the determination of fair values for Doral Financial's portfolio of tax-exempt Puerto Rico GNMA securities, the interest-only strips ("IOs") created as part of Doral Financial's mortgage sale and securitization activities and the derivatives used by Doral Financial to manage its interest rate risk. Because of their preferential tax status, tax-exempt GNMA securities cannot be valued only by reference to market quotations for U.S.


24  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

GNMA securities with similar characteristics. Instead, Doral Financial determines the fair value of tax-exempt Puerto Rico GNMA securities on the basis of quotations received by locally based broker-dealers and adjusting such value for liquidity and other factors, including prices of U.S. GNMA securities. As described in Note 2 and herein under "Amortization of IOs and Servicing Assets," the value of IOs and of derivatives not quoted on a recognized market are based on market prices for sales of similar assets and or assumptions that are often tied to anticipated changes in interest rates and prepayments rates on mortgage loans. Significant changes in interest rates or prepayment rates from those used to value these assets could require Doral Financial to recognize an impairment to the value of these assets, hereby adversely affecting its future results.

Another significant accounting policy related to Doral Financial's business is the policy related to the recognition of servicing assets on Doral Financial's balance sheet in connection with the mortgage servicing rights retained by Doral Financial as part of its mortgage sale and securitization activities. As described in Note 2 and under "Amortization of IOs and Servicing Assets," the retained servicing assets are recorded on Doral Financial's financial statements on the basis of prices paid for comparable mortgage servicing rights. The value of mortgage servicing rights is also highly sensitive to changes in interest rates. Declines in interest rates tend to reduce the value of servicing rights because they tend to increase mortgage prepayments, thereby reducing the future stream of cash flows associated with such servicing assets. Accordingly, large unanticipated declines in interest rates could cause Doral Financial to increase amortization above scheduled amortization or recognize an impairment in the value of its mortgage servicing rights through a charge to earnings.

As discussed above, when Doral Financial sells loans through either securitization or bulk sales, it assigns a value to the IOs or mortgage-servicing rights retained by it in the sale. The fair values assigned to the IOs and the servicing asset reduce the carrying basis of the loan sold. Gain or loss on the sale of a loan is determined by the excess of the selling price of the loan over the resulting carrying basis after reducing it for the allocation of retained interests.

Interest income is accrued by Doral Financial when earned. Loans held in Doral Financial's banking subsidiaries as well as construction loans are placed on non-accrual status when any portion of principal or interest is ninety days past due or earlier if concern exists as to the ultimate collectibility of principal or interest. Doral Financial's mortgage banking units continue to accrue interest, except in the case of construction loans, until a loan is one year or more past due and concern exists as to the ultimate collectibility of principal or interest based on the loan's loan-to-value ratio. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against income in the case of Doral Financial's banking units but not in the case of its mortgage banking units.

Doral Financial maintains a reserve known as an allowance for loan losses to absorb anticipated loan losses. The allowance is maintained at a level that Doral Financial considers to be adequate to absorb losses based on a number of factors, including historical loss experience, current delinquency rates, an assessment of individual problem loans, an assessment of the value of underlying collateral and economic conditions. Credit losses are charged and recoveries are credited to the allowance. Doral Financial maintains a similar allowance for possible losses on the disposition of real estate owned. Unanticipated increases in the allowances for loan losses or for real estate owned could adversely impact Doral Financial's net income in the future.

Loan origination fees, as well as discount points and certain direct origination costs, are initially recorded as an adjustment to the cost of the loan and reflected in Doral Financial's earnings when the loan is sold or securitized into a mortgage-backed security.

Investors are encouraged to carefully read the following Management's Discussion and Analysis of Financial Condition and Results of Operations, together with Doral Financial's Consolidated Financial Statements, including the Notes to the Consolidated Financial Statements.


RESULTS OF OPERATIONS FOR THE THREE YEARS ENDED
DECEMBER 31, 2001, 2000 AND 1999

Doral Financial's results of operations are mainly the result of:

-        its level of loan production and loan sales;
- the relationship between interest rates on its interest- bearing assets and its cost of funds;
-        the behavior of its mortgage servicing assets;
-        the credit losses related to its loan activities; and
-        its ability to manage its liquidity needs and capital resources.

These factors are, in turn, primarily influenced by:

-        the level and direction of interest rates;
-        the level of demand for mortgage credit; and
- the strength of the economy and housing markets in Puerto Rico, Doral Financial's principal market.

The components of Doral Financial's revenues are: (1) net interest income; (2) net gains on mortgage loan sales


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   25

(DORAL LOGO)

and fees; (3) servicing income; (4) trading activities; (5) gain on sale of investment securities; and (6) commissions, fees and other income.


NET INCOME

Doral Financial's net income for the year ended December 31, 2001 increased to $143.9 million, compared to $84.7 million and $67.9 million for the years ended December 31, 2000 and 1999, respectively. Net income for 2001 included a $5.9 million cumulative gain-effect of a change in accounting principle, related to the implementation, effective January 1, 2001, of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." As part of the implementation of SFAS No. 133, Doral Financial reclassified $110 million of held to maturity securities to available for sale securities and $130 million to trading securities. As a result of this reclassification, in addition to the cumulative gain-effect in earnings, Doral Financial also recognized a gain of $1.6 million (net of tax) in other comprehensive income. Diluted earnings per common share before the cumulative gain-effect of the change in accounting principle for 2001 increased by 52% compared to 2000, from $1.85 for 2000 to $2.82 for 2001.

Consolidated results include the operations of Doral Financial's banking subsidiaries, which contributed approximately $49.3 million to Doral Financial's consolidated net income in 2001, compared to $26.9 million for 2000 and $15.7 million for 1999, and Doral Securities, Doral Financial's securities broker-dealer unit, which contributed $2.1 million, $226,000 and $1.3 million, respectively, to consolidated net income for the years ended December 31, 2001, 2000 and 1999. Doral Insurance Agency, Doral Financial's insurance agency subsidiary, which commenced operations on December 2000, contributed $2.3 million and $39,000, respectively, to consolidated net income for the years ended December 31, 2001 and 2000.

Doral Financial's results of operations summarized above and discussed in further detail below were significantly impacted by (1) the reduction in short-term interest rates experienced during 2001 and (2) the continued growth and expansion of Doral Financial's operations and interest-earning assets.


NET INTEREST INCOME

Net interest income is the excess of interest earned by Doral Financial on its interest-earning assets over the interest costs incurred on its interest-bearing liabilities. Net interest income for the years 2001, 2000 and 1999 was $84.4 million, $42.3 million, and $49.9 million, respectively. The increase in net interest income for the year 2001 compared to 2000 is due principally to an increase in Doral Financial's average interest-earning assets, as well as an increase in net interest spread and margin for the period. Average interest-earning assets grew by 17% from 2000 to 2001, from $4.6 billion to $5.4 billion, and by 48% from 1999 to 2000 from $3.1 billion to $4.6 billion. Doral Financial's net interest spread and margin for 2001 were 1.38% and 1.57%, compared to 0.92% and 0.93% for 2000. The net interest spread and margin were 1.35% and 1.62% for 1999.

The increase in net interest spread and margin during 2001 was due primarily to the widening of the yield curve or the tendency of short-term rates paid by Doral Financial on its borrowings to decline more in relative terms than the rates earned by Doral Financial on its loans and securities. The average rate paid by Doral Financial on its interest-bearing liabilities decreased by 93 basis points during 2001 while the average yield earned on its interest-earning assets decreased by only 47 basis points. The decline in short-term rates is evidenced by the decrease in the average three-month London Interbank Offered Rate ("LIBOR") from 6.6% in the fourth quarter of 2000 to 2.1% in the fourth quarter of 2001. Conversely, the decrease in net interest income during 2000 compared to 1999 was due to a reduction in interest rate spread and margin caused primarily by a rising interest rate environment experienced during the first half of 2000. During 2000, the average rate on Doral Financial's interest-bearing liabilities increased by 67 basis points while the average yield earned on its interest-earning assets only increased by 24 basis points.

The repurchase agreement lending operations of Doral Financial's securities subsidiary tend to reduce Doral Financial's consolidated net interest-rate spread and margin because these repurchase agreement transactions are collateralized with highly rated marketable securities and thus entail relatively small interest rate spreads. Excluding those repurchase agreement transactions, Doral Financial's interest rate spread and margin would have been 1.47% and 1.67% for 2001 and 1.05% and 1.04% for 2000.

The following table presents, for the years indicated, Doral Financial's average balance sheet, the total dollar amount of interest earned on its average interest-earning assets and the interest paid on its average interest-bearing liabilities expressed both in dollars and rates, and the net interest margin and spread. The table has been prepared without taking into consideration the tax effect of exempt securities. All average balances for 2001 are based on average daily balances except for Doral Securities, which are based on month-end balances. For the years 2000 and 1999, average balances are based on the average of month-end balances for Doral


26  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

Financial and its non-banking subsidiaries, which Doral Financial believes approximate average daily balances, and average daily balances for its banking subsidiaries, in each case during the years presented.


TABLE A - AVERAGE BALANCE SHEET AND SUMMARY OF NET INTEREST INCOME

(Dollars in thousands)                                             2001                                       2000
--------------------------------------           --------------------------------------     --------------------------------------
                                                  Average                      Average       Average                      Average
                                                  Balance        Interest    Yield/Rate      Balance        Interest    Yield/Rate
                                                 ----------      --------    ----------     ----------      --------    ----------
ASSETS:
Interest-Earning Assets:
   Total Loans(1)                                $2,166,090      $162,532        7.50%      $1,557,097      $124,184        7.98%
   Mortgage-Backed Securities                     1,557,937        96,839        6.22%       1,135,204        78,075        6.88%
   Investment Securities                          1,108,437        70,940        6.40%       1,540,891       101,852        6.61%
   Other Interest-Earning Assets(2)                 535,357        25,784        4.82%         352,033        21,434        6.09%
                                                 ----------      --------      ------       ----------      --------      ------
   Total Interest-Earning
      Assets/Interest Income                      5,367,821      $356,095        6.63%       4,585,225      $325,545        7.10%
                                                                 --------      ------                       --------      ------
Total Non-Interest-Earning Assets                   809,906                                    518,681
                                                 ----------                                 ----------
Total Assets                                     $6,177,727                                 $5,103,906
                                                 ==========                                 ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY:
Interest-Bearing Liabilities:
   Loans Payable                                 $  250,277      $ 14,270        5.70%      $  447,271      $ 34,159        7.64%
   Repurchase Agreements                          2,449,394       121,050        4.94%       2,229,536       136,346        6.12%
   Deposits                                       1,483,296        70,399        4.75%       1,223,374        62,002        5.07%
   Other Borrowed Funds(3)                          988,049        65,949        6.67%         683,779        50,734        7.42%
                                                 ----------      --------      ------       ----------      --------      ------
      Total Interest-Bearing
        Liabilities/Interest Expense              5,171,016      $271,668        5.25%       4,583,960      $283,241        6.18%
                                                                 --------      ------                       --------      ------
Total Non-Interest-Bearing Liabilities              386,359                                     86,688
                                                 ----------                                 ----------
Total Liabilities                                 5,557,375                                  4,670,648
Stockholders' Equity                                620,352                                    433,258
                                                 ----------                                 ----------
Total Liabilities
  and Stockholders' Equity                       $6,177,727                                 $5,103,906
                                                 ==========                                 ==========

Net Interest-Earning Assets                      $  196,805                                 $    1,265
Net Interest Income on
  a Non-Taxable Equivalent Basis                                 $ 84,427                                   $ 42,304
                                                                 ========                                   ========

Interest Rate Spread(4)                                                          1.38%                                      0.92%
                                                                               ======                                     ======

Interest Rate Margin(4)                                                          1.57%                                      0.93%
                                                                               ======                                     ======
Net Interest-Earning Assets Ratio                                              103.81%                                    100.03%
                                                                               ======                                     ======

(Dollars in thousands)                                              1999
--------------------------------------           ----------------------------------------
                                                   Average                       Average
                                                   Balance        Interest     Yield/Rate
                                                 ---------        --------     ----------
ASSETS:
Interest-Earning Assets:
   Total Loans(1)                                $1,072,302       $ 78,258         7.30%
   Mortgage-Backed Securities                       857,267         58,756         6.85%
   Investment Securities                            891,670         60,235         6.76%
   Other Interest-Earning Assets(2)                 263,633         14,430         5.47%
                                                 ----------       --------       ------
   Total Interest-Earning
      Assets/Interest Income                      3,084,872       $211,679         6.86%
                                                                  --------       ------
Total Non-Interest-Earning Assets                   445,758
                                                 ----------
Total Assets                                     $3,530,630
                                                 ==========

LIABILITIES AND
STOCKHOLDERS' EQUITY:
Interest-Bearing Liabilities:
   Loans Payable                                 $  375,099       $ 24,292         6.48%
   Repurchase Agreements                          1,418,004         72,726         5.13%
   Deposits                                         771,801         35,784         4.64%
   Other Borrowed Funds(3)                          372,466         28,993         7.78%
                                                 ----------       --------       ------
      Total Interest-Bearing
        Liabilities/Interest Expense              2,937,370       $161,795         5.51%
                                                                  --------       ------
Total Non-Interest-Bearing Liabilities              238,613
                                                 ----------
Total Liabilities                                 3,175,983
Stockholders' Equity                                354,647
                                                 ----------
Total Liabilities
  and Stockholders' Equity                       $3,530,630
                                                 ==========

Net Interest-Earning Assets                      $  147,502
Net Interest Income on
  a Non-Taxable Equivalent Basis                                  $ 49,884
                                                                  ========

Interest Rate Spread(4)                                                            1.35%
                                                                                 =======

Interest Rate Margin(4)                                                            1.62%
                                                                                 =======
Net Interest-Earning Assets Ratio                                                105.02%
                                                                                 =======

(1) Average loan balances include the average balance of non-accruing loans, on which no interest income is recognized.
(2) Consists of money market instruments, reverse repurchase agreements and deposits in other banks.
(3) Consists of FHLB-NY advances and notes payable.
(4) Interest rate spread represents the difference between Doral Financial's weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Interest rate margin represents net interest income as a percentage of average interest-earning assets.


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  27

(DORAL LOGO)

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Doral Financial's interest income and interest expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to
(i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated in proportion to the absolute dollar amounts of the changes due to rate and volume.


TABLE B - NET INTEREST INCOME VARIANCE ANALYSIS

                                                   2001 compared to 2000                       2000 compared to 1999
                                          --------------------------------------       -------------------------------------
                                                    Increase/(Decrease)                         Increase/(Decrease)
                                                          Due to:                                     Due to:
(Dollars in thousands)                     Volume          Rate          Total          Volume         Rate          Total
--------------------------------          --------       --------       --------       --------      --------       --------
Interest income variance
   Total loans                            $ 48,598       $(10,250)      $ 38,348       $ 35,381      $ 10,545       $ 45,926
   Mortgage-backed securities               29,084        (10,320)        18,764         19,049           270         19,319
   Investment securities                   (28,585)        (2,327)       (30,912)        43,857        (2,240)        41,617
   Other interest-earning assets            11,164         (6,814)         4,350          4,839         2,165          7,004
                                          --------       --------       --------       --------      --------       --------
Total interest income variance              60,261        (29,711)        30,550        103,126        10,740        113,866
                                          --------       --------       --------       --------      --------       --------

Interest expense variance
   Loans payable                           (15,050)        (4,839)       (19,889)         4,674         5,193          9,867
   Repurchase agreements                    13,455        (28,751)       (15,296)        41,622        21,998         63,620
   Deposits                                 13,178         (4,781)         8,397         20,937         5,281         26,218
   Other borrowed funds                     22,577         (7,362)        15,215         24,233        (2,492)        21,741
                                          --------       --------       --------       --------      --------       --------
Total interest expense variance             34,160        (45,733)       (11,573)        91,466        29,980        121,446
                                          --------       --------       --------       --------      --------       --------

Net interest income variance              $ 26,101       $ 16,022       $ 42,123       $ 11,660      $(19,240)      $ (7,580)
                                          ========       ========       ========       ========      ========       ========


INTEREST INCOME

Total interest income increased from approximately $211.7 million during 1999, to $325.5 million during 2000 and to $356.1 million during 2001. The increase in interest income is mainly due to the increase in Doral Financial's total average interest-earning assets that increased by approximately $782.6 million during 2001 and by approximately $1.5 billion during 2000.

Interest income on loans increased by $38.3 million or 31% during 2001 compared to 2000, and by $45.9 million or 59% during 2000 compared to 1999. The increase during both periods reflected an increase in the level of loans held by Doral Financial due to the increased volume of loan production.

Interest income on mortgage-backed securities increased by $18.8 million or 24% during 2001, and by $19.3 million or 33% during 2000 compared to 1999. The increases during these years resulted from an increase in the average balance of mortgage-backed securities, which increased from $857.3 million during 1999 to $1.1 billion during 2000, and to $1.6 billion during 2001. The increase in mortgage-backed securities, which resulted primarily from the securitization of internal loan production, reflects Doral Financial's strategy to continue to maximize tax-exempt interest income. Mortgage- backed securities include Puerto Rico GNMA securities that are tax exempt for Puerto Rico income tax purposes and U.S. FHLMC and FNMA mortgage-backed securities and IOs retained as part of Doral Financial mortgage sale and securitization activities. The interest earned on U.S. mortgage-backed securities held by Doral Financial's international banking entities organized under Puerto Rico law is tax exempt to Doral Financial and is not subject to U.S. income taxation because such entities are considered foreign corporations for U.S. income tax purposes and are entitled to the portfolio interest deduction with respect to interest earned on such securities.

Interest income on investment securities decreased by $30.9 million or 30% from 2000 to 2001, and increased $41.6 million or 69% from 1999 to 2000. The decrease in interest income from 2000 to 2001 on investment securities reflects the early redemption of a significant amount of debt securities. The increase in interest income during 2000 was due to increases in investment securities held during the period. The average balance of investment securities was $1.1 billion for the year ended December 31, 2001, compared to $1.5 billion and


28  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

$891.7 million for the years ended December 31, 2000 and 1999, respectively.

Interest income on other interest-earning assets increased by $4.4 million or 20% from 2000 to 2001, compared to an increase of $7.0 million or 49% from 1999 to 2000. Other interest-earning assets consist primarily of money market instruments, overnight deposits, term deposits, and reverse repurchase agreements. The increase from 2000 to 2001 was due primarily to higher liquidity and the investment of such liquidity in reverse repurchase agreements and term deposits. The increase in interest income from other interest-earning assets reflects Doral Financial's continued diversification into other business segments, including banking, investment and broker-dealer activities.


INTEREST EXPENSE

Total interest expense decreased to $271.7 million for 2001, compared to $283.2 million for 2000, a decrease of 4%, and grew by $121.4 million from 1999 to 2000, an increase of 75%. The decrease in interest expense for 2001 was due principally to a decrease in the average cost of borrowings due to the declining interest rate environment experienced during 2001. The increase in interest expense for 2000 was due primarily to the growth in the average amount of interest-bearing liabilities, which funded the growth in interest-earning assets, and to the increase in short-term interest rates during the first half of the year. Average interest-bearing liabilities increased to $5.2 billion at an average cost of 5.25% for the year ended December 31, 2001, compared to $4.6 billion at an average cost of 6.18% for the year ended December 31, 2000, and $2.9 billion at an average cost of 5.51% for the year ended December 31, 1999.

Interest expense related to loans payable amounted to $14.3 million for 2001, compared to $34.2 million for 2000, a decrease of 58%. From 1999 to 2000 it increased by $9.9 million or 41%. The decrease in interest expense on loans payable for 2001 was principally due to the decrease in the average amount of loans payable as well as the decrease on the rates paid by Doral Financial on its warehousing lines of credit. The average balance of loans payable for 2001 was $250.3 million at an average cost of 5.70%, compared to $447.3 million at an average cost of 7.64% for 2000 and $375.1 million at an average cost of 6.48% for 1999.

Interest expense related to securities sold under agreements to repurchase decreased by $15.3 million or 11% during 2001 compared to 2000, and increased $63.6 million or 87% during 2000 compared to 1999. The decrease during 2001 reflected increased borrowings to finance mortgage-backed securities and other investment securities that were offset by lower borrowing costs. The average balance of borrowings under repurchase agreements for 2001 was $2.5 billion at an average cost of 4.9%, compared to $2.2 billion at an average cost of 6.12% for 2000 and $1.4 billion at an average cost of 5.13% for 1999.

Interest expense on deposits increased by $8.4 million or 14% during 2001 compared to 2000, and increased $26.2 million or 73% during 2000 compared to 1999. The increase in interest expense on deposits reflects the increase in deposits held at Doral Financial's banking subsidiaries, which average balances increased to $1.5 billion for 2001, from $1.2 billion for 2000 and $772 million for 1999. The increase in deposits reflects the expansion of Doral Financial's retail bank branch network which increased to 32 branches as of December 31, 2001, compared to 23 branches as of December 31, 2000. The average interest cost of deposits was 4.75% during 2001, 5.07% during 2000 and 4.64% during 1999.

Interest expense on other borrowed funds increased by $15.2 million or 30% during 2001 compared to 2000 and increased $21.7 million or 75% during 2000 compared to 1999. Interest expense on other borrowed funds includes various term notes issued by Doral Bank-PR, $75 million senior notes due October 10, 2006, $329 million in term notes maturing between 2004 and 2016, and advances from the FHLB-NY, as well as various other borrowings.


PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on Doral Financial's loss experience, current delinquency rates, known and inherent risk in the loan portfolio, an assessment of individual problem loans, the estimated value and equity of any underlying collateral, and an assessment of current economic conditions. While management believes that the current provision for loan losses is sufficient, future additions to the allowance for loan losses could be necessary if economic conditions change or if credit losses increase substantially from the expectations used by Doral Financial in determining the allowance for loan losses. Unanticipated increases in the allowance for loan losses could result in reductions in Doral Financial's net income.

Doral Financial made provisions to its allowance for loan losses of $4.4 million, $4.1 million and $2.6 million for the years ended December 31, 2001, 2000 and 1999, respectively. The provision increased by $300,000 from 2000 to 2001 and by $1.5 million from 1999 to 2000. The increase from 2000 to 2001


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  29

(DORAL LOGO)

is primarily related to an increase in the size of Doral Financial's loan portfolio. The increase from 1999 to 2000 reflects an increase in the size of the loan portfolio as well as an increase in the number of construction loans, commercial real estate and other commercial loans that carry greater credit risk.


NON-INTEREST INCOME

Net Gains on Mortgage Loan Sales and Fees. Net gains on mortgage loan sales and fees increased by 39% during 2001 and by 68% from 1999 to 2000. The increases for 2001 and 2000 were related to recording of higher gains on such sales related primarily to the recognition of IOs retained in connection with mortgage loan sales. Refer to "Amortization of IOs and Servicing Assets" for a discussion of how the recognition of servicing assets and IOs in connection with mortgage loan sales results in the recognition of income on Doral Financial's Consolidated Statements of Income.

Loan sales were $2.2 billion for 2001, compared to $2.4 billion for 2000 and $1.4 billion for 1999. Doral Financial recognized IOs as part of its sales activities of $141.4 million for 2001, compared to $72.7 million for 2000 and $46.1 million for 1999. During 2001, Doral Financial also recorded $38.2 million in connection with the recognition of mortgage servicing assets as part of its loan sale and securitization activities, compared to $41.7 million for 2000 and $22.5 million for 1999. Loan origination fees were $64.9 million for 2001 compared to $51.4 million for 2000 and $53.7 million for 1999.

Net Servicing Income. Servicing income represents revenues earned for administering mortgage loans. The main component of Doral Financial's servicing income is loan servicing fees, which depend on the type of mortgage loan being serviced and generally range from 0.25% to 0.50% of the declining outstanding principal amount of the serviced loan. Doral Financial's weighted average servicing fee for 2001 and 2000 was 0.33% compared to 0.37% for 1999.

Late fees and other servicing related fees such as prepayment fees are also included as a component of servicing income. Late fees and other servicing related fees were $6.6 million for 2001, compared to $5.2 million in 2000 and $4.7 million in 1999.

Servicing income net of amortization decreased by 97% from 2000 to 2001 and by 13% from 1999 to 2000. The decreases for 2000 and 2001 were the result of increased amortization of mortgage servicing assets. Increased amortization offset the increase in gross servicing fees of 14% for 2001 and 6% for 2000 produced by increases in the size of the servicing portfolio. The increase in amortization was the result of a larger servicing portfolio and, in the case of 2001, an increase in unscheduled amortization and impairment related to increased prepayment estimates due to declining interest rates. Amortization of servicing assets was $29.7 million, $14.3 million and $11.0 million for the years ended December 31, 2001, 2000 and 1999, respectively. Doral Financial recognized unscheduled amortization and impairment of $8.8 million during 2001 due to the increase in prepayment estimates associated with falling interest rates. Doral Financial's mortgage servicing portfolio was approximately $10.0 billion at December 31, 2001, compared to $8.8 billion at December 31, 2000 and $7.6 billion at December 31, 1999.

The components of net servicing income are shown below:


TABLE C - COMPONENTS OF SERVICING INCOME

                                                      Year ended December 31,
(In thousands)                                  2001           2000           1999
------------------------------------          --------       --------       --------
Servicing fees                                $ 23,507       $ 21,248       $ 20,227
Late charges                                     5,875          4,949          4,510
Other                                              735            221            199
                                              --------       --------       --------
   Servicing income, gross                      30,117         26,418         24,936
   Amortization of servicing assets:
      Scheduled                                (20,884)       (14,268)       (10,988)
      Unscheduled                               (8,844)            --             --
                                              --------       --------       --------
Servicing income, net                         $    389       $ 12,150       $ 13,948
                                              ========       ========       ========


30  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

Trading Activities. Trading activities includes all gains or losses, whether realized or unrealized, in the market value of Doral Financial's securities held for trading and its derivative instruments used for interest rate management purposes. For the purposes of determining unrecognized gains or losses, Doral Financial values its trading securities and derivatives by reference to quoted market prices for instruments traded on recognized markets. For instruments not traded on a recognized market, Doral Financial generally determines fair value by reference to quoted market prices for comparable instruments. In the case of Puerto Rico tax-exempt GNMA securities, Doral Financial values these assets by reference to quotations received from local broker-dealers after adjusting such amount for market factors such as liquidity and the price for U.S. GNMA securities. Doral Financial also uses valuation models to estimate fair values based on assumptions regarding future cash flows. See "Amortization of IOs and Servicing Assets" for an explanation as to the determination of fair values for IOs, which are included as securities held for trading, and "Interest Rate Risk Management - Derivatives" for a more detailed discussion regarding the determination of fair values of derivatives used for interest rate management purposes.

The value of Doral Financial's trading securities and derivatives are generally very sensitive to interest rate changes and the reported fair values of certain of these assets such as IOs are based on assumptions regarding the direction of interest rates and prepayment rates on mortgage loans. As a result, unanticipated changes in interest rates and prepayment rates for mortgage loans can result in substantial volatility in the components of the trading account. As described under "Interest Rate Risk Management," Doral Financial attempts to mitigate the risk to the value of its trading securities by entering into hedging transactions involving the purchase of derivatives such as options and future contracts. These hedging positions are designed to help compensate for losses in the value of trading securities through gains in the derivative positions.

Set forth below is a summary of the components of gains and losses from trading activities:


TABLE D - COMPONENTS OF TRADING ACTIVITIES

                                                                                    Years ended December 31,
(Dollars in thousands)                                                           2001         2000         1999
-----------------------------------------------------------------------         ------       ------       ------
Net realized gains and (losses) on sales of trading securities                  $  4.6       $ (6.8)      $  9.7
Net unrealized gains and (losses) on trading securities                          (13.8)         5.5         (0.1)
Net realized and unrealized gains and losses on derivative instruments           (10.6)        (8.1)         3.3
                                                                                ------       ------       ------
Total                                                                           $(19.8)      $ (9.4)      $ 12.9
                                                                                ======       ======       ======

Gain on Sale of Investment Securities. Gain on sale of investment securities represents the impact on Doral Financial's income of transactions involving the sale of securities available for sale. This component of earnings increased by 58% from 2000 to 2001, and increased 10% from 1999 to 2000. Sales of securities available for sale were $2.6 billion in 2001, compared to $552.8 million in 2000 and $437.3 million in 1999.

Commissions, Fees and Other Income. Other non-interest income, commissions and fees increased by 82% in 2001 compared to 2000, increasing from $9.9 million to $18.0 million, and by 71% in 2000 compared to 1999, increasing from $5.8 million to $9.9 million. The increase is primarily related to the volume of commissions and fees earned by Doral Financial's banking, broker-dealer and insurance agency subsidiaries.

Set forth below is a summary of Doral Financial's principal sources of fees and commissions.


TABLE E - FEES AND COMMISSIONS

                                                    Year ended December 31,
(Dollars in thousands)                          2001         2000          1999
-------------------------------------          -------      -------      -------
Deposit and other retail banking fees          $ 4,464      $ 2,788      $ 1,357
Securities fees and commissions                  4,615        3,800        3,068
Insurance fees and commissions                   4,375          144           --
Other Income                                     4,523        3,129        1,384
                                               -------      -------      -------
Total                                          $17,977      $ 9,861      $ 5,809
                                               =======      =======      =======


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  31

(DORAL LOGO)

Doral Financial's fees and commissions have increased steadily as Doral Financial's banking subsidiaries continue to increase their retail branch network and as Doral Financial continues to diversify its sources of revenues by generating additional securities fees and generating fees and commissions from insurance agency activities.

During December 2001, Doral Financial agreed to sell its retail securities business to UBS/PaineWebber Incorporated of Puerto Rico ("UBS"). This transaction is expected to close during the first quarter of 2002. Following completion of the transaction, Doral Securities, Doral Financial's securities subsidiary, will continue to offer institutional brokerage and investment banking services. For additional information regarding this transaction, refer to "Operating Segments -- Broker-dealer Operations."


AMORTIZATION OF IOS AND SERVICING ASSETS

Doral Financial creates IOs in connection with the sale of mortgage loans in bulk. See Note 2 of Doral Financial's Consolidated Financial Statements for more information regarding the accounting treatment of IOs. IOs are created on the sale of mortgage loans with servicing retained and represent the estimated present value of the excess of the weighted-average coupon on the loans sold over the sum of: (i) the pass-through interest paid to the investor and (ii) a normal servicing fee, based on the servicing fee permitted by FNMA and FHLMC, after adjusting such amount for expected losses and prepayments. The pass-through interest payable to the investor may be a fixed rate or a floating rate generally based on a spread over the three-month LIBOR rate. The amount of the IOs is recognized as an adjustment to the carrying basis of the loans and is recorded at the time of sale of the related loans. The effect of this treatment is to recognize the value of the IOs as income at the time of sale, even though the cash received by Doral Financial with respect to such IOs is received over the life of the related loans. To compute the value of the IOs, Doral Financial multiplies the interest spread it is entitled to retain on the loans sold by the principal balance of the mortgage pool being sold. The resulting product is then multiplied by a market factor which Doral Financial obtains from an unrelated financial institution that obtains the factor by reference to internal valuation models that incorporate assumptions regarding discount rates and mortgage prepayment rates. The market factor used by Doral Financial to value IOs ranged from 3.75% to 5.5% during 2001 and 4.5% to 5.5% during 2000. While Doral Financial has from time to time sold IOs in private sales, there does not currently exist a liquid market for the purchase and sale of IOs.

The value assigned to the IOs reduces the basis of the related mortgage loan sold and thereby results in increased "Net Gain on Mortgage Loan Sales and Fees" at the time of sale. Doral Financial recognized IOs of approximately $141.4 million for 2001, compared to $72.7 million and $46.1 million in 2000 and 1999, respectively. During 2001, Doral Financial was generally able to recognize higher values for its IOs because the prevailing interest pass-through rates paid to investors tended to decline more than the weighted average interest rates of the loans (generally non-conforming loans) sold, thereby increasing the interest rate spread payable to Doral Financial over the expected life of the IOs.

The initial recorded value of IOs is amortized over the expected life of the asset, and the amortization is recorded as a reduction of interest income. The amortization of IOs is based on the amount and timing of estimated future cash flows to be received with respect to the IOs. Throughout the life of the IOs, Doral Financial continues to monitor changes in interest rates to determine whether the continued use of the market factor selected to value the IOs is still appropriate in light of changes in market conditions. It also attempts to corroborate the value assigned to the IOs through use of valuation models that incorporate assumptions regarding the direction of interest rates and prepayment rates. To the extent changes in interest rates or prepayment rates so warrant, Doral Financial will increase or decrease the recorded value of the IOs and increase or decrease the level of amortization. Amortization of IOs for each of the years ended December 31, 2001, 2000 and 1999, was approximately $31.9 million, $13.6 million and $6.9 million, respectively. The increase in the amortization for 2001 compared to 2000 and 1999 is due to the increase in the amount of IOs as well as increased amortization resulting from increased mortgage prepayment rates tied to decreases in interest rates. The carrying amount of the IOs is reflected in Doral Financial's Consolidated Statements of Condition as a component of "Securities held for trading." As of December 31, 2001, 2000 and 1999, the carrying amount of IOs and other residual interest retained in securitization transactions recorded on Doral Financial's Consolidated Financial Statements was $236.5 million, $158.0 million and $106.4 million, respectively.

Beginning with the second quarter of 1995, whenever Doral Financial sells a mortgage loan it allocates the cost of the loan between the loan and the related mortgage servicing right (the "servicing asset" or "mortgage servicing right") based on their relative fair values. The servicing asset represents the present value of the servicing fees, net of estimated servicing costs, expected to be received on the loan over the expected term of the loan. Doral Financial determines the fair value of its servicing assets by reference to prices paid by third parties in market transactions for similar mortgage servicing rights. During 2001 and 2000, the market prices used to value Doral Financial's servicing assets varied from 1.5% of the principal amount of the loans subject to the servicing rights to


32  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

2.3% with GNMA, FNMA and FHLMC servicing rights generally having higher prices than servicing rights for non-conforming loans. In addition, the value of Doral Financial's FNMA, FHLMC and GNMA mortgage servicing portfolio is evaluated on a periodic basis by an independent third party.

The value of the servicing asset assigned to a mortgage loan reduces the basis of the related mortgage loan and thereby results in increased "Net Gain on Mortgage Loan Sales and Fees" at the time of sale. During the years ended December 31, 2001, 2000 and 1999, Doral Financial recognized servicing assets of $38.3 million, $36.5 million and $45.0 million, respectively, related to the recognition of mortgage servicing rights in connection with the sale of internally originated loans. Servicing assets purchased in bulk from third parties are initially recorded on Doral Financial's financial statement at the amount paid for such assets. The unamortized balance of the servicing asset is reflected on Doral Financial's Consolidated Statements of Financial Condition. No servicing assets have been recognized for the portion of Doral Financial's mortgage servicing portfolio consisting of loans internally originated by Doral Financial prior to the adoption of SFAS No. 122 amounting to approximately $627.8 million.

Doral Financial's servicing assets are amortized in proportion to, and over the period of, estimated servicing income. Amortization of servicing assets is recorded as a reduction of servicing income in Doral Financial's Consolidated Statements of Income. As in the case of IOs, Doral Financial monitors changes in interest rates and prepayment rates and adjusts the amount of amortization or records an impairment loss to reflect changes in prepayment rates. During 2001, total amortization of servicing assets, including unscheduled amortization and impairment, amounted to $29.7 million versus $14.3 million for 2000 and $11.0 million for 1999.

Doral Financial's servicing assets are also evaluated for impairment. Impairment is recognized whenever the prepayment pattern of a particular mortgage pool indicates that the fair value of the related servicing assets is less than its carrying amount. Impairment is recognized by charging such excess to income. In determining impairment, Doral Financial stratifies its servicing assets based on their predominant risk characteristics, which Doral Financial has determined to be the type of loans (conventional, conforming and non-conforming) and interest rates.

The following table shows the changes in Doral Financial's mortgage servicing assets for each of the years shown:


TABLE F - CAPITALIZATION OF MORTGAGE SERVICING ASSETS

                                                       Year ended December 31,
(Dollars in thousands)                           2001           2000           1999
-------------------------------------          --------       --------       --------
Balance at beginning of period                 $139,795       $109,721       $ 72,568
Capitalization of rights                         44,273         44,342         48,148
Rights sold                                          --             --             (7)
Amortization:
   Scheduled                                    (20,884)       (14,268)       (10,988)
   Unscheduled (including impairment)            (8,844)            --             --
                                               --------       --------       --------

Balance at end of period                       $154,340       $139,795       $109,721
                                               ========       ========       ========

Doral Financial believes that the assumptions it uses to value its IOs and servicing assets are reasonable. These assumptions are based on historical experience and the use of internal valuation models. Increases in prepayment rates or credit losses over anticipated levels, however, could adversely affect Doral Financial's results of operations and liquidity by increasing the amortization rates for servicing assets and IOs, as well as requiring Doral Financial to recognize an impairment against income over and above scheduled amortization. Please refer to Note 12 to Doral Financial's Consolidated Financial Statements for certain hypothetical examples of the possible impact that increases in prepayment rates could have on the value of Doral Financial's IOs and servicing assets.


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  33

(DORAL LOGO)

NON-INTEREST EXPENSE

Total non-interest expense increased by 22% during 2001, compared to 7% during 2000. A summary of non-interest expense is provided below.


TABLE G - NON-INTEREST EXPENSE

                                                           Year ended December 31,
(Dollars in thousands)                                2001          2000          1999
------------------------------------------          --------      --------      --------
Compensation and employee benefits                  $ 47,759      $ 40,514      $ 44,838
Taxes, other than payroll and income taxes             4,423         3,974         2,610
Advertising                                            9,379         7,911         5,875
Professional services                                  5,804         4,549         5,473
Communication and information systems                 10,248         7,824         6,573
Occupancy and other office expenses                   17,170        14,060        10,849
Depreciation and amortization                         10,325         7,179         4,534
Other                                                  7,746         6,380         5,816
                                                    --------      --------      --------

Total non-interest expense                          $112,854      $ 92,391      $ 86,568
                                                    ========      ========      ========

Compensation and employee benefits increased to $47.8 million for 2001, compared to $40.5 million for 2000 and $44.8 million for 1999. A significant portion of the increase was related primarily to increased employment due to continuing retail bank branch expansion and to the higher volume of loan originations and a larger servicing portfolio. Commission expense relating to securities transactions also increased as Doral Financial increased its retail securities sales force during the period. Full-time employees at December 31, 2001 were 1,875, compared to 1,467 and 1,444 as of December 31, 2000 and 1999, respectively.

Advertising expense increased to $9.4 million in 2001 from $7.9 million in 2000 and $5.9 million in 1999. The increases for 2001 and 2000 were primarily due to additional costs associated with advertising campaigns for loan and deposit products.

Professional fees for 2001 were $5.8 million compared to $4.5 million for 2000 and $5.5 million for 1999. The increase for 2001 was primarily due to legal, accounting, security and consulting fees associated with the continued expansion of Doral Financial's business.

Communication and information systems expense was $10.2 million in 2001, compared to $7.8 million in 2000 and $6.6 million in 1999. The increases for 2001 and 2000 reflect increased expenses in telephone, data lines, outsourced data processing and network fees associated with an expanding retail branch network and an increased customer base.

Occupancy and other office expenses were $17.2 million in 2001, compared to $14.1 million in 2000 and $10.8 million in 1999. The increases during 2001 and 2000 were primarily due to higher rent resulting from additional leases and increased office-related expenses such as printing and stationary and office equipment leases associated with Doral Financial's ongoing branch network expansion program and increased customer base.

Depreciation and amortization expense was $10.3 million in 2001, compared to $7.2 million in 2000 and $4.5 million in 1999. The increase in depreciation was principally related to the increase in leasehold improvements and the purchase of office furniture and equipment as well as software and hardware related to the Company's growth and systems upgrade.

Other expense increased to $7.7 million in 2001, compared to $6.4 million in 2000 and $5.8 million in 1999. The increases for 2001 and 2000 were primarily related to increases in mortgage loan originations related expenses, mailing, custodial fees and other expenses.


INCOME TAXES

Income taxes include Puerto Rico income taxes as well as applicable federal and state taxes. As a Puerto Rico corporation, Doral Financial is generally only required to pay federal income tax with respect to its income derived from the active conduct of a trade or business in the United States (excluding Puerto
Rico) and certain investment income derived from U.S. assets. The maximum statutory corporate income tax rate in Puerto Rico is 39%. For 2001, the effective income tax rate for Doral Financial was 12.9%, compared to 12.0% for 2000 and 11.3% for 1999. The lower effective tax rates (compared to the maximum statutory rate) were primarily the result of the tax exemption enjoyed by Doral Financial on interest income derived from certain FHA and VA mort-


34 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT gage loans secured by properties located in Puerto Rico and on GNMA securities backed by such mortgage loans. Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico income taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. In addition, its international banking entities organized in Puerto Rico may invest in various U.S. securities, the income on which is not subject to Puerto Rico or federal income taxes. Net income tax savings to Doral Financial attributable to tax-exempt income amounted to approximately $38.2 million, $18.3 million and $13.8 million for the years ended December 31, 2001, 2000 and 1999, respectively. See Note 20 to Doral Financial's Consolidated Financial Statements for a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.


OPERATING SEGMENTS

Doral Financial manages its business with reference to four operating segments: mortgage banking, banking (including thrift operations), broker-dealer operations and insurance agency activities, which commenced in December 2000. Refer to Note 31 of Doral Financial's Notes to the Consolidated Financial Statements for summarized financial information for these operating segments. The entire amount of interest expense related to debt incurred at the parent company level is allocated to the mortgage banking segment.

The net income, net interest income (loss) and non-interest income of each segment is summarized below.


TABLE H - OPERATING SEGMENTS

                                                  Year ended December 31,
(Dollars in thousands)                      2001           2000           1999
--------------------------------          --------       --------       --------

NET INCOME
Reportable segments:
Mortgage banking                          $ 96,744       $ 72,565       $ 52,009
Banking                                     49,332         26,889         15,737
Broker-dealer                                2,073            226          1,307
Insurance                                    2,287             39             --
Consolidating eliminations                  (6,585)       (15,063)        (1,127)
                                          --------       --------       --------
Consolidated net income                   $143,851       $ 84,656       $ 67,926
                                          ========       ========       ========

NET INTEREST INCOME (LOSS)
Reportable segments:
Mortgage banking                          $ 23,853       $ (7,740)      $ 17,536
Banking                                     60,391         47,133         29,110
Broker-dealer                                2,486          2,164          2,366
Insurance                                      572             --             --
Consolidating eliminations                  (2,875)           747            872
                                          --------       --------       --------
Consolidated net interest income          $ 84,427       $ 42,304       $ 49,884
                                          ========       ========       ========

NON-INTEREST INCOME
Reportable segments:
Mortgage banking                          $145,164       $142,715       $101,866
Banking                                     36,788         16,230          9,220
Broker-dealer                                8,859          7,038          6,838
Insurance                                    4,057            144             --
Consolidating eliminations                  (3,736)       (15,810)        (2,001)
                                          --------       --------       --------
Consolidated non-interest income          $191,132       $150,317       $115,923
                                          ========       ========       ========

Mortgage Banking. This segment includes a wide range of activities, including the origination, sale and securitization of mortgage loans, the holding of mortgage-backed securities and other investment securities for sale or investment, and the origination of construction loans and mortgage loans secured by income-producing real estate or unimproved land. The mortgage banking business is carried out primarily in Puerto Rico, with less significant activities in Florida and New York. Net interest income was $23.9 million in 2001, and $17.5 million in 1999, whereas the unit


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  35

(DORAL LOGO)

experienced a net interest loss of $7.7 million in 2000. The increase in net interest income for 2001 was due to increased interest spread and margin experienced during the year as a result of declining interest rates. Conversely, the decrease in net interest income for 2000 was due to decreased interest rate spread and margin experienced during 2000. Interest rate spread and margin for the mortgage banking segment for 2001 was 1.15% and 1.17%, respectively, compared to (0.69)% and 0.12% for 2000.

Non-interest income was $145.2 million, $142.7 million and $101.9 million for 2001, 2000 and 1999, respectively. The increases during these years were related to increases on gains on mortgage loans related to a greater volume of sales tied to increased mortgage production and higher gains on such sales. Mortgage originations for this segment were $2.7 billion for 2001, compared to $2.3 billion for 2000 and $2.3 billion for 1999. Loan sales were $2.2 billion for 2001, compared to $2.4 billion for 2000 and $1.4 billion for 1999.

Banking. The banking segment includes Doral Financial's commercial banking operations in Puerto Rico currently operating through 29 retail bank branches and its thrift operations in the New York City metropolitan area currently operating through three retail branches. Doral Financial's banking subsidiaries offer a variety of loan and deposit products, with emphasis on residential, construction and commercial real estate mortgage loan products. Doral Financial's banking subsidiaries have entered into master loan production agreements with its mortgage banking affiliates whereby the mortgage banking units help the banking subsidiaries originate loans by advertising to the general public and providing other origination and settlement services. These arrangements result in reduced expenses for Doral Financial by avoiding the costs of maintaining duplicative origination systems.

Net interest income for the banking segment was $60.3 million for 2001, compared to $47.1 million for 2000 and $17.5 million for 1999. The increase in net interest income for 2001 and 2000 resulted from improved interest rate spreads and margins as well as continued increases in the amount of interest-earning assets. The interest rate spread and margin for the banking segment for 2001 were 2.25% and 2.28% compared to 2.05% and 1.86% for 2000. Total assets of the banking segment were $3.7 billion for 2001, compared to $2.7 billion for 2000 and $1.9 billion for 1999.

Non-interest income increased to $36.8 million in 2001, compared to $16.2 million in 2000 and $9.2 million in 1999. The increases reflected increased gains on sales of mortgage loans tied to the increased volume of loan sales and the recognition of higher gains on such sales. Gains on mortgage loan sales and fees for this segment were $20.1 million in 2001, compared to $12.2 million in 2000. Banking fees and commissions also increased considerably during the period, increasing from $1.4 million in 1999 to $2.8 million in 2000 and $4.5 million in 2001.

Broker-dealer Operations. This segment corresponds to the operations of Doral Financial's broker-dealer subsidiary, Doral Securities, Inc., which is headquartered in San Juan, Puerto Rico. Doral Securities maintains distinct retail and institutional operations. The retail division is primarily engaged in the sale of securities to retail customers while the institutional division sells securities to institutional customers, provides investment banking services and operates a repurchase lending operation involving short-term extensions of credit secured by highly liquid and marketable securities.

Net interest income was $2.5 million in 2001, compared to $2.2 million in 2000 and $2.4 million in 1999. The increase for 2001 was related to increased spreads on the repurchase lending operations. The interest rate spread and margin for 2001 were 0.44% and 0.53%, respectively, compared to 0.24% and 0.30% for 2000.

Non-interest income was $8.9 million for 2001, compared to $7.0 million for 2000 and $6.8 million for 1999. The increase during 2001 was primarily related to increases in trading profits and investment banking fees. Trading profits increased from $3.2 million to $4.2 million and investment banking and other fees increased from $2.1 million to $4.0 million. Commissions decreased from $1.7 million in 2000 to $651,000 in 2001, primarily related to reduced securities transactions due to the poor performance experienced by the stock markets during this period.

In December 2001, Doral Financial entered into an agreement with UBS/PaineWebber Incorporated of Puerto Rico ("UBS") to sell its retail securities division. This transaction is expected to close during the first quarter of 2002. As part of the transaction, UBS agreed to provide retail securities services in selected Doral Financial bank branch locations and to pay Doral Financial a portion of all commissions earned with respect to sales of securities at these locations. UBS has also agreed to pay Doral Financial a continuing fee over a four-year period computed on the amount of retail brokerage assets transferred as part of the transaction that are maintained with UBS during this period. Doral Financial believes that the aggregate impact of the reduction of expenses related to eliminating a retail brokerage staff and the amounts payable by UBS to Doral Financial will more than compensate for any reduction in brokerage commissions attributable to the elimination of the retail securities division.

Insurance Agency. This segment commenced operations in Puerto Rico in December 2000. Doral Insurance Agency


36 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT sells hazard, life and disability insurance, as well as other forms of insurance, primarily to Doral Financial's base of mortgage customers. During 2001, it had net interest income of $572,000 and non-interest income mainly composed of insurance fees and commissions of $4.1 million.


BALANCE SHEET AND OPERATING DATA ANALYSIS

Loan Production

Loan production includes loans internally originated by Doral Financial as well as loans purchased from third parties. Purchases of mortgage loans from third parties were $1.3 billion, $1.1 billion and $529.2 million for the years ended December 31, 2001, 2000 and 1999, respectively. The following table sets forth the number and dollar amount of Doral Financial's loan production for the years indicated:


TABLE I - LOAN PRODUCTION

                                                                                         Year ended December 31,
(Dollars in thousands, except for average initial loan balance)                  2001             2000             1999
---------------------------------------------------------------               ----------       ----------       ----------

FHA/VA mortgage loans
   Number of loans                                                                 5,887            6,893            8,794
   Volume of loans                                                            $  516,597       $  628,290       $  722,969
   Percent of total volume                                                            12%              20%              27%

Conventional conforming mortgage loans
   Number of loans                                                                12,272            8,227           10,172
   Volume of loans                                                            $1,590,536       $  535,007       $  769,838
   Percent of total volume                                                            38%              17%              28%

Conventional non-conforming mortgage loans(1)(2)
   Number of loans                                                                21,568           16,494           11,852
   Volume of loans                                                            $1,594,118       $1,408,709       $  818,556
   Percent of total volume                                                            38%              44%              30%

Other(3)

   Number of loans                                                                 1,588            1,374            1,783
   Volume of loans                                                            $  508,035       $  601,740       $  410,756
   Percent of total volume                                                            12%              19%              15%
                                                                              ----------       ----------       ----------

Total loans

   Number of loans                                                                41,315           32,988           32,601
                                                                              ==========       ==========       ==========
   Volume of loans                                                            $4,209,286       $3,173,746       $2,722,119
                                                                              ==========       ==========       ==========

Average initial loan balance                                                  $  101,883       $   96,209       $   83,498
                                                                              ==========       ==========       ==========

(1) Includes $55 million, $67 million and $26 million in second mortgages for the years ended December 31, 2001, 2000 and 1999, respectively.
(2) Includes $141 million, $55 million and $42 million in home equity or personal loans secured by real estate mortgages up to $40,000 for the years ended December 31, 2001, 2000 and 1999, respectively.
(3) Consists of construction loans on residential projects, mortgage loans secured by multi-family and commercial properties as well as other commercial, land, and consumer loans.

A substantial portion of Doral Financial's total mortgage loan originations has consistently been composed of refinanced loans. For the years ended December 31, 2001, 2000 and 1999, refinanced loans represented approximately 56%, 38% and 61%, respectively, of the total dollar volume of mortgage loans originated by Doral Financial (excluding loans purchased from third parties). Doral Financial's future results could be adversely affected by a significant increase in mortgage interest rates that may reduce refinancing activity. However, based on historical experience, Doral Financial believes that refinancing activity is less sensitive to interest rate changes in Puerto Rico than


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  37

(DORAL LOGO)

in the mainland United States because a significant number of refinanced loans are made for debt consolidation purposes and because interest cost on mortgage loans is tax deductible for borrowers.


LOAN ORIGINATION CHANNELS

In Puerto Rico, Doral Financial relies primarily on its extensive retail mortgage banking and bank branch network to originate loans. It supplements these originations with wholesale purchases from other financial institutions. Purchases from Puerto Rico institutions generally consist of FHA and VA loans, while purchases from mainland-based entities generally consist of conventional loans that qualify for the guarantee or sale programs of FNMA or FHLMC. Doral Financial also originates consumer, commercial, construction and land loans. In Puerto Rico, Doral Financial maintains a specialized unit that works closely with home builders and originates mortgage loans to finance the acquisition of homes in new residential developments.

Doral Financial customarily sells or securitizes into mortgage-backed securities substantially all the loans it originates, except for certain consumer, commercial, construction, land, and commercial real estate loans which are held for investment and classified as loans receivable. See "Loans Receivable."

The following table sets forth the sources of Doral Financial's loan production as a percentage of total loan originations for the years indicated:


TABLE J - LOAN ORIGINATION SOURCES

                                                         Year ended December 31,
                                              2001                            2000                   1999
                                ------------------------------   -----------------------------       -----
                                Puerto Rico   U.S.       Total   Puerto Rico   U.S.      Total       Total
                                -----------   ----       -----   -----------   ----      -----       -----

Retail                              55%        --         55%        47%        --         47%        52%
Wholesale(1)                        30%         1%        31%        33%         1%        34%        25%
New Housing Developments             8%         1%         9%        12%        --         12%         8%
Multi-family                        --          1%         1%        --          2%         2%         5%
Other(2)                             3%         1%         4%         5%        --          5%        10%

(1) Refers to purchases of mortgage loans from other financial institutions. Puerto Rico wholesale purchases include U.S. mortgage loans purchased by Doral Financial's Puerto Rico based mortgage units.

(2) Refers to commercial, construction, land, and consumer loans originated through Doral Bank-PR and other specialized units.


MORTGAGE LOAN SERVICING

Doral Financial's principal source of servicing rights has traditionally been its own mortgage loan production. However, during the years ended December 31, 2001 and 2000, Doral Financial purchased servicing rights to approximately $388.4 million and $184.3 million, respectively, in principal amount of mortgage loans. Doral Financial intends to continue growing its mortgage servicing portfolio primarily through internal loan originations and wholesale purchases of mortgage loans. It will, however, continue to seek to supplement these purchases with bulk purchases of servicing rights from third parties.

The following table sets forth certain information regarding the total mortgage loan servicing portfolio of Doral Financial for the years indicated:


38  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

TABLE K - MORTGAGE LOAN SERVICING

                                                                                    Year ended December 31,
(Dollars in thousands, except for average size of loans prepaid)            2001              2000             1999
----------------------------------------------------------------         -----------       ----------       ----------

COMPOSITION OF SERVICING PORTFOLIO AT YEAR END:
GNMA                                                                     $ 3,244,289       $3,140,493       $2,685,008
FHLMC/FNMA                                                                 2,652,781        2,332,116        2,195,977
Doral Financial grantor trusts                                                64,927           86,766          109,615
Other conventional mortgage loans(1)                                       4,044,383        3,245,331        2,642,581
                                                                         -----------       ----------       ----------
Total servicing portfolio                                                $10,006,380       $8,804,706       $7,633,181
                                                                         ===========       ==========       ==========

SERVICING PORTFOLIO ACTIVITY:
Beginning servicing portfolio                                            $ 8,804,706       $7,633,181       $6,186,059
Add:
  Loans funded and purchased(2)                                            2,610,308        2,723,399        2,385,162
  Bulk servicing acquired                                                    388,401          184,251          238,265
Less:
  Servicing transferred and loans purchased serviced by others               138,548          688,536               --
  Run-off(3)                                                               1,658,487        1,047,589        1,176,305
                                                                         -----------       ----------       ----------
Ending servicing portfolio                                               $10,006,380       $8,804,706       $7,633,181
                                                                         ===========       ==========       ==========

SELECTED DATA REGARDING MORTGAGE LOANS SERVICED:
Number of loans                                                              135,111          128,090          115,691
Weighted average interest rate                                                  7.61%            7.77%            7.60%
Weighted average remaining maturity (months)                                     253              253              251
Weighted average servicing fee rate                                           0.3292%          0.3342%          0.3741%
Average servicing portfolio                                              $ 9,436,108       $8,271,683       $7,226,939
Principal prepayments                                                    $ 1,333,000       $  587,000       $  709,000
Prepayments average portfolio                                                     14%               7%              10%
Average size of loans prepaid                                            $    70,689       $   50,192       $   51,400
Servicing assets                                                         $   154,340       $  139,795       $  109,721

DELINQUENT MORTGAGE LOANS AND PENDING FORECLOSURES AT YEAR END:
60-89 days past due                                                             1.31%            1.44%            1.32%
90 days or more past due                                                        2.12%            2.44%            1.86%
                                                                         -----------       ----------       ----------
Total delinquencies excluding foreclosures                                      3.43%            3.88%            3.18%
                                                                         ===========       ==========       ==========
Foreclosures pending                                                            1.41%            1.01%            1.14%
                                                                         ===========       ==========       ==========

(1) Includes $1.4 billion, $867 million and $1.1 billion of loans owned by the Company at December 31, 2001, 2000 and 1999, respectively, which represented 14%, 10% and 15%, respectively, of the total servicing portfolio as of such dates.
(2) Excludes approximately $1.6 billion, $450 million and $337 million of commercial, consumer, construction and other loans not included in the Company's mortgage servicing portfolio for the years ended December 31, 2001, 2000 and 1999, respectively.
(3) Run-off refers to regular amortization of loans, prepayments and foreclosures.

Most of the mortgage loans in Doral Financial's servicing portfolio are secured by single (one-to-four) family residences secured by real estate located in Puerto Rico. At December 31, 2001, 2000 and 1999, less than 5%, 7% and 6%, respectively, of Doral Financial's mortgage servicing portfolio was related to mortgages secured by real property located outside Puerto Rico.

The amount of principal prepayments on mortgage loans serviced by Doral Financial was $1.3 billion, $587 million and $709 million for the years ended December 31, 2001, 2000 and 1999, respectively. This represented approximately 14%, 7% and 10%, respectively, of the average principal amount of mortgage loans serviced during those periods. Doral Financial strives to reduce the sensitivity of its servicing income to increases in prepayment rates through a strong retail origination network that historically has been successful in increasing or maintaining the size of Doral Financial's servicing portfolio even during periods of high prepayments.


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  39

(DORAL LOGO)

MORTGAGE LOANS HELD FOR SALE

Substantially all of the residential mortgage loans originated by Doral Financial are classified as held for sale because it intends to sell these loans in the ordinary course of its mortgage banking and banking business. Mortgage loans held for sale are carried on Doral Financial's balance sheet at the lower of net cost or market on an aggregate portfolio basis. Market values are determined by reference to market prices for comparable mortgage loans. The amount by which costs exceed market value, if any, is accounted for as a loss during the period in which the change in valuation occurs. As of December 31, 2001, Doral Financial owned approximately $1.9 billion in mortgage loans held for sale, of which approximately $1.6 billion consisted of residential mortgage loans. Given traditional consumer preferences in Puerto Rico, substantially all of Doral Financial's residential mortgage loans held for sale are fixed-rate loans. Note 8 to Doral Financial's Consolidated Financial Statements contains additional information with respect to Doral Financial's portfolio of mortgage loans held for sale.


LOANS RECEIVABLE

Doral Financial originates mortgage loans secured by income-producing residential and commercial properties, construction loans, land loans and other commercial and consumer loans that are held for investment and classified as loans receivable. Substantially all of Doral Financial's loans receivable represent loans made to entities or individuals located in Puerto Rico.

The maximum aggregate amount of unsecured loans that Doral Bank-PR could make to a single borrower under Puerto Rico banking regulations as of December 31, 2001, was approximately $29.1 million. Puerto Rico banking regulations permit larger loans to a single borrower to the extent secured by qualifying collateral. The maximum aggregate amount of loans that Doral Bank-NY could make to a single borrower under OTS banking regulations as of December 31, 2001, was $4.5 million. Doral Financial's largest out- standing indebtedness to a single borrower or group of related borrowers as of December 31, 2001 was $57.9 million.

The following table sets forth certain information regarding Doral Financial's loans receivable as of the dates indicated:


TABLE L - LOANS RECEIVABLE, NET

                                                                       As of December 31,
(Dollars in thousands)                              2001                      2000                      1999
-----------------------------------         --------------------      --------------------      --------------------
                                             Amount      Percent       Amount      Percent       Amount      Percent
                                            --------     -------      --------     -------      --------     -------

Construction loans                          $368,961        55%       $238,393        54%       $114,853        41%
Residential mortgage loans                    63,546         9%         74,862        17%         70,659        26%
Commercial real estate                        72,397        11%         38,353         9%         32,383        12%
Consumer secured by real estate                  870         0%          2,107         1%          3,317         1%
Consumer - other                              39,109         6%         16,652         4%         11,629         4%
Commercial non-real estate                    67,891        10%         32,501         7%         16,989         6%
Loans on saving deposits                      10,523         2%         10,836         2%          7,793         3%
Land secured                                  46,602         7%         26,935         6%         19,927         7%
                                            --------       ---        --------       ---        --------       ---
   Loans receivable, gross                   669,899       100%        440,639       100%        277,550       100%
                                            --------       ---        --------       ---        --------       ---
Less:
   Undisbursed portion of loans in
     process                                 (10,302)                  (35,134)                  (40,571)
   Unearned interest and deferred
     loan fees, net                           (9,484)                   (2,476)                   (3,655)
   Allowance for loan losses(1)               (6,000)                   (4,838)                   (2,140)
                                            --------                  --------                  --------
                                             (25,786)                  (42,448)                  (46,366)
                                            --------                  --------                  --------
   Loans receivable, net                    $644,113                  $398,191                  $231,184
                                            ========                  ========                  ========

                                                           As of December 31,
(Dollars in thousands)                              1998                      1997
-----------------------------------         --------------------      --------------------
                                             Amount      Percent       Amount      Percent
                                            --------     -------      --------     -------

Construction loans                          $ 72,081        33%       $  9,927         7%
Residential mortgage loans                    80,902        37%         87,037        65%
Commercial real estate                        16,443         8%         19,036        14%
Consumer secured by real estate                5,005         2%          7,828         6%
Consumer - other                               6,290         3%          2,328         2%
Commercial non-real estate                    11,051         5%          3,461         2%
Loans on saving deposits                       3,676         2%          3,513         3%
Land secured                                  21,418        10%          1,488         1%
                                            --------       ---        --------       ---
   Loans receivable, gross                   216,866       100%        134,618       100%
                                            --------       ---        --------       ---
Less:
   Undisbursed portion of loans in
     process                                 (47,575)                       --
   Unearned interest and deferred
     loan fees, net                             (648)                     (322)
   Allowance for loan losses(1)               (1,656)                   (1,241)
                                            --------                  --------
                                             (49,879)                   (1,563)
                                            --------                  --------
   Loans receivable, net                    $166,987                  $133,055
                                            ========                  ========

(1) Does not include $6.5 million, $4.5 million, $4.0 million, $3.5 million and $1.6 million of allowance for loan losses allocated to mortgage loans held for sale as of December 31, 2001, 2000, 1999, 1998 and 1997, respectively.

The following table sets forth certain information as of December 31, 2001, regarding the dollar amount of Doral Financial's loans receivable portfolio based on the remaining contractual maturity. Expected maturities may differ from contractual maturities because of prepayments and other market factors. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.


40  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

TABLE M - LOANS RECEIVABLE BY CONTRACTUAL MATURITIES

                                                     As of December 31, 2001
                                       --------------------------------------------------
                                        1 year        1 to 5        Over 5
(Dollars in thousands)                 or less        years          years         Total
----------------------------------     --------      --------      --------      --------

Construction loans                     $ 38,707      $328,379      $  1,875      $368,961
Residential mortgage loans               29,518         6,594        27,434        63,546
Commercial real estate                   26,221        45,073         1,103        72,397
Consumer - secured by real estate             4           866            --           870
Consumer - other                         22,557        16,274           278        39,109
Commercial non-real estate               38,410        14,158        15,323        67,891
Loans on saving deposits                  6,314         4,209            --        10,523
Land secured                             17,252        23,812         5,538        46,602
                                       --------      --------      --------      --------
   Loans receivable, gross             $178,983      $439,365      $ 51,551      $669,899
                                       ========      ========      ========      ========

Scheduled contractual amortization of loans receivable does not reflect the expected life of Doral Financial's loans receivable portfolio. The average life of these loans is substantially less than their contractual terms because of prepayments and, with respect to conventional mortgage loans, due-on-sale clauses, which give Doral Financial the right to declare a conventional mortgage loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are lower than rates on existing mortgage loans. Under the latter circumstance, the weighted average yield on loans decreases as higher yielding loans are repaid or refinanced at lower rates.

The following table sets forth the dollar amount of total loans receivable at December 31, 2001, as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.


TABLE N - LOANS RECEIVABLE BY FIXED AND FLOATING RATES

                                                        Floating or
                                                        adjustable-
(Dollars in thousands)                    Fixed-rate       rate         Total
----------------------------------        ----------    -----------    --------

Construction loans                         $ 51,653      $317,308      $368,961
Residential mortgage loans                   40,162        23,384        63,546
Commercial real estate                       33,929        38,468        72,397
Consumer - secured by real estate               870            --           870
Consumer - other                             35,561         3,548        39,109
Commercial non-real estate                   31,962        35,929        67,891
Loans on saving deposits                     10,523            --        10,523
Land secured                                  2,525        44,077        46,602
                                           --------      --------      --------
   Loans receivable, gross                 $207,185      $462,714      $669,899
                                           ========      ========      ========

Doral Financial originates adjustable and fixed interest-rate loans. Unlike its portfolio of residential mortgage loans held for sale, a substantial portion of Doral Financial's construction and land loans, mortgage loans secured by commercial properties and other commercial loans classified as loans receivable carry adjustable rates. At December 31, 2001, 2000 and 1999, approximately 69%, 67% and 56%, respectively, of Doral Financial's gross loans receivable were adjustable rate loans. The increase in adjustable rate loans experienced during 2001 and 2000 was mainly the result of higher production in loans for construction development projects and land loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to the prime rate and often provide for a maximum and minimum rate beyond which the applicable interest rate will not fluctuate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Financial pays on the different funding sources used to finance these


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  41
loans. Substantially all construction, commercial and land loans held by Doral Financial are adjustable rate loans maturing within 36 months.


CREDIT RISKS RELATED TO LOAN ACTIVITIES

With respect to mortgage loans originated for sale as part of Doral Financial's mortgage banking business, Doral Financial is generally at risk for any mortgage loan default from the time Doral Financial originates the mortgage loan until the time it sells the loan or packages it into a mortgage-backed security. With respect to FHA loans, the Company is fully insured as to principal by the FHA against foreclosure loss. VA loans are guaranteed up to 25% to 50% of the principal amount of the loan subject to a maximum, ranging from $22,500 to $50,750. Loan-to-value ratios for residential mortgage loans generally do not exceed 80% (85% for qualifying home purchase transactions through Doral
Bank-PR) unless private mortgage insurance is obtained.

Loans that do not qualify for the insurance or guarantee programs of FHA and VA, or the sale or exchange programs of FNMA or FHLMC, referred to as "non-conforming loans," as well as loans secured by multi-family apartment buildings, are often sold to investors on a full or partial recourse basis. In such cases, Doral Financial retains all or part of the credit risk associated with such loans after sale. Doral Financial's contingent obligations with respect to such recourse provisions are not reflected on Doral Financial's Consolidated Financial Statements, except for the reserve referred to below. As of December 31, 2001, the outstanding principal amount in loans that had been sold subject to recourse, partial recourse or put-back arrangements was approximately $2.1 billion and the maximum principal amount of loans that Doral Financial could have been required to repurchase if all loans subject to recourse defaulted or if the buyers exercised their put-back options was $1.0 billion. As of December 31, 2001, Doral Financial maintained a reserve of $2.2 million ($1.7 million for 2000) for potential losses from such recourse arrangements, which is included in "Accrued expenses and other liabilities" as a component of Doral Financial's Consolidated Financial Statements. Historically, losses on recourse obligations have not been significant. During 2001, Doral Financial recognized net credit losses of approximately $584,000 on the loans it was required to repurchase pursuant to recourse provisions. As of December 31, 2001, approximately $81.5 million or 4% of the principal amount of loans sold with recourse were 60 days or more past due.

Doral Financial is also subject to credit risk with respect to its portfolio of loans receivable. Loans receivable represent loans that Doral Financial holds for investment and, therefore, Doral Financial is at risk for the term of the loan. Loans secured by income-producing residential and commercial properties involve greater credit risk because they are larger in size and more risk is concentrated in a single borrower. The properties securing these loans are also more difficult to dispose of in case of foreclosure.

Doral Financial manages credit risk by maintaining sound underwriting standards, monitoring the quality of the loan portfolio, assessing reserves and loan concentrations, recruiting qualified credit officers, implementing and monitoring lending policies and collateral requirements, and instituting procedures to ensure compliance with laws and regulations. Doral Financial's collateral requirements for loans depend on the financial strength of the borrower and the type of loan involved. Acceptable collateral principally includes cash, deposit and investment accounts and real estate, and, to a lesser extent, liens on accounts receivable, leases receivable, inventory and personal property. In the case of non-conforming loans sold subject to recourse, Doral Financial also generally requires lower loan-to-value ratios to protect itself from possible losses on foreclosure.

Because most of Doral Financial's loans are made to borrowers located in Puerto Rico and secured by properties located in Puerto Rico, Doral Financial is subject to greater credit risks tied to adverse economic, political or business developments and natural hazards, such as hurricanes, that may affect the island. For example, if Puerto Rico's real estate market were to experience an overall decline in property values, Doral Financial's rates of loss on foreclosures would probably increase.


NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets ("NPAs") consist of loans held for sale past due 90 days and still accruing, loans on a non-accrual basis and other real estate owned. Loans generated by Doral Financial's banking subsidiaries and construction loans generated by the mortgage banking units are placed on a non-accrual basis after 90 days or more past due, at which point a reserve for all unpaid interest previously accrued is established. Interest income is recognized when the loan is no longer 90 days or more delinquent and collectibility is reasonably assured. For the years ended December 31, 2001, 2000, 1999, 1998 and 1997, Doral Financial would have recognized $1,995,000, $911,000, $393,000, $335,000, and
$201,000, respectively, in additional interest income had all delinquent loans owned by Doral Financial's banking and mortgage banking units been accounted for on an accrual basis. Beginning in 2001, mortgage loans held for sale by Doral Financial's mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than one year if concern exists as to ultimate collectibility based on the loan-to-value ratio. Prior to 2001, Doral Financial did not place mortgage loans held for sale in its mortgage banking units on a non-accrual basis following default. Doral Financial believes that its


42 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT non-accrual policy for mortgage loans held for sale in its mortgage banking units is reasonable because these loans are adequately secured by real estate, have a low loan-to-value ratio, and the amounts due on the loans are generally recovered through the sale of the property after foreclosure or negotiated settlements with borrowers.

The following table sets forth information with respect to Doral Financial's non-accrual loans, other real estate owned ("OREO") and other non-performing assets as of the dates indicated. Doral Financial did not have any troubled debt restructuring as of any of the years presented.


TABLE O - NON-PERFORMING ASSETS

                                                                                       As of December 31,
(Dollars in thousands)                                            2001         2000          1999           1998          1997
-------------------------------------------------------         -------       -------       -------       -------       -------

Mortgage banking business:
   Non-accrual loans:
      Construction Loans                                        $   705       $ 1,155       $    --       $    --       $    --
      Residential mortgage loans                                  3,742            --            --            --            --
   Loans held-for-sale past due 90 days and still
     accruing(1)                                                 55,966        53,288        44,030        49,201        41,793
   OREO                                                           7,924         5,936         3,834         2,987         3,025
   Other non-performing assets                                       --            --            --         1,011         1,597
                                                                -------       -------       -------       -------       -------

   Total NPAs of mortgage banking business                       68,337        60,379        47,864        53,199        46,415
                                                                -------       -------       -------       -------       -------

Other lending activities through banking subsidiaries:
   Non-accrual loans:
      Construction loans                                          1,184         1,029            --           183            --
      Residential mortgage loans                                  5,276         4,965         3,731         2,382         1,623
      Commercial real estate loans                                1,359         1,390           567           770           775
      Consumer loans                                                463           312           205           241            64
      Commercial non-real estate loans                              710           301            --            95            --
      Land loans                                                     70            --            --            --            --
                                                                -------       -------       -------       -------       -------

   Total non-accrual loans                                        9,062         7,997         4,503         3,671         2,462

   OREO                                                             490           322            76            --            --
                                                                -------       -------       -------       -------       -------

   Total NPAs of banking subsidiaries                             9,552         8,319         4,579         3,671         2,462
                                                                -------       -------       -------       -------       -------

   Total NPAs of Doral Financial (consolidated)                 $77,889       $68,698       $52,443       $56,870       $48,877
                                                                =======       =======       =======       =======       =======

   Total NPAs of banking subsidiaries as a percentage
     of their loans receivable, net and OREO                       1.58%         2.31%         2.53%         2.88%         1.85%

   Total NPAs of Doral Financial as a percentage of
     consolidated total assets                                     1.16%         1.26%         1.16%         1.95%         2.63%

   Ratio of allowance for loan losses to total
     Non-performing loans at end of period
     (consolidated)                                               17.95%        15.03%        12.64%         9.77%         6.48%

(1) Does not include approximately $12.7 million, $26.5 million, $26.1 million, $6.5 million and $807,000 of 90 days past due FHA/VA loans for the years ended December 31, 2001, 2000, 1999, 1998 and 1997, respectively, which are not considered non-performing assets by Doral Financial because the principal balance of these loans is insured or guaranteed under applicable FHA and VA programs and interest is, in most cases, fully recovered in foreclosure procedures.


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  43

(DORAL LOGO)

Doral Financial believes that the value of the OREO reflected on its financial statements represents a reasonable estimate of the properties' fair values, net of cost of disposition. The fair value of the OREO is normally determined annually on the basis of periodic appraisals prepared by licensed real estate appraisers.

The following table summarizes certain information regarding Doral Financial's allowance for loan losses and losses on OREO, for both Doral Financial's banking and mortgage banking businesses for the periods indicated.


TABLE P - ALLOWANCE FOR LOAN LOSSES AND OREO

                                                                                     As of December 31,
(Dollars in thousands)                                          2001          2000          1999          1998          1997
-------------------------------------------------------        -------       -------       -------       -------       -------

Allowance for OREO Losses:
   Balance at beginning of period                              $ 1,530       $   910       $ 1,011       $   676       $   356
   Provision for losses                                            969           765           620         1,402           787
   Losses charged to the allowance                              (1,134)         (145)         (721)       (1,067)         (467)
                                                               -------       -------       -------       -------       -------
   Balance at end of period                                    $ 1,365       $ 1,530       $   910       $ 1,011       $   676
                                                               =======       =======       =======       =======       =======

Allowance for Loan Losses:(1)
   Balance at beginning of period                              $ 9,387       $ 6,136       $ 5,166       $ 2,866       $ 2,152
   Provision for loan losses                                     4,445         4,078         2,626           883           792
                                                               -------       -------       -------       -------       -------

   Charge-offs:
      Mortgage loans held for sale                                (584)         (201)       (1,480)           --            --
      Construction loans                                            --            --            --            --            --
      Residential mortgage loans                                    --           (24)           --            --            --
      Commercial real estate loans                                  --            --            --            --            --
      Consumer loans                                              (694)         (529)         (477)         (127)         (124)
      Commercial non-real estate loans                             (91)         (239)          (17)           --            --
      Other                                                        (42)         (122)          (40)           --            --
                                                               -------       -------       -------       -------       -------
   Total Charge-offs                                            (1,411)       (1,115)       (2,014)         (127)         (124)
                                                               -------       -------       -------       -------       -------

   Recoveries:
      Mortgage loans held for sale                                  --            14           294            --            --
      Construction loans                                            --            --            --            --            --
      Residential mortgage loans                                    --           103            --            --            --
      Commercial real estate loans                                  --            --            --            --            --
      Consumer loans                                               161           115            64            76            46
      Commercial non-real estate loans                              37            50            --            --            --
      Other                                                         --             6            --            --            --
                                                               -------       -------       -------       -------       -------
   Total recoveries                                                198           288           358            76            46
                                                               -------       -------       -------       -------       -------
   Net charge-offs                                              (1,213)         (827)       (1,656)          (51)          (78)
                                                               -------       -------       -------       -------       -------
   Other                                                          (147)           --            --         1,468            --
                                                               -------       -------       -------       -------       -------
   Balance at end of period                                    $12,472       $ 9,387       $ 6,136       $ 5,166       $ 2,866
                                                               =======       =======       =======       =======       =======

Allowance for loan losses as a percentage of total
  loans outstanding at the end of period                          0.48%         0.54%         0.49%         0.49%         0.53%
Net charge-offs as a percentage of average total loans            0.06%         0.05%         0.15%         0.01%         0.02%

(1) Relates to mortgage loans held for sale and loans receivable held for investment.


44  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

The following table sets forth information concerning the allocation of Doral Financial's allowance for loan losses by loan category as of the dates indicated:

TABLE Q - ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                           As of December 31,
(Dollars in thousands)                      2001               2000               1999               1998              1997
                                     -----------------   ----------------   ----------------   ----------------   ----------------
                                      Amount   Percent   Amount   Percent   Amount   Percent   Amount   Percent   Amount   Percent
                                     -------   -------   ------   -------   ------   -------   ------   -------   ------   -------
Mortgage loans held for sale         $ 6,472      51.9%  $4,549      48.5%  $3,996      65.1%  $3,510      67.9%  $1,625      56.7%
Loans receivable, net
   Construction                        3,305      26.5%   2,617      27.9%     885      14.4%     117       2.3%      51       1.8%
   Residential mortgage loans            569       4.6%     822       8.8%     545       8.9%   1,225      23.8%     990      34.5%
   Commercial real estate                648       5.2%     421       4.4%     250       4.1%      81       1.6%     101       3.5%
   Consumer - secured by mortgage          8       0.1%      23       0.2%      25       0.4%      25       0.5%      42       1.5%
   Consumer - other                      350       2.8%     183       1.9%      90       1.5%      31       0.6%      12       0.4%
   Commercial non-real estate            608       4.9%     357       3.8%     131       2.1%      54       1.0%      18       0.6%
   Loans on saving deposits               94       0.8%     119       1.3%      60       1.0%      18       0.3%      19       0.7%
   Land secured                          418       3.2%     296       3.2%     154       2.5%     105       2.0%       8       0.3%
                                     -------     -----   ------     -----   ------     -----   ------     -----   ------     -----
      Total                          $12,472     100.0%  $9,387     100.0%  $6,136     100.0%  $5,166     100.0%  $2,866     100.0%
                                     =======     =====   ======     =====   ======     =====   ======     =====   ======     =====

The allowance for loan losses was $12.5 million at December 31, 2001, compared to $9.4 million at December 31, 2000 and $6.1 million as of December 31, 1999. The increase in the allowance for 2001 was primarily a result of a larger loan portfolio as well as an increase in the amount of construction, commercial real estate and other commercial loans that carry greater credit risk.

The percentage of the allowance for loan losses to non- performing loans will not remain constant due to the nature of Doral Financial's portfolio of loans that are primarily collateralized by real estate. The collateral for each non-performing mortgage loan is analyzed to determine potential loss exposure, and, in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions, and other appropriate data to identify the risks in the loan portfolio. Residential mortgage loans and consumer loans are generally evaluated as a group of homogeneous loans while past due construction and commercial loans are evaluated for impairment individually, generally based on the fair values of the collateral. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged-off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary if economic conditions change substantially from the expectations used by Doral Financial in determining the allowance for loan losses.

INVESTMENT AND TRADING ACTIVITIES

As part of its mortgage securitization activities, Doral Financial is involved in the purchase and sale of mortgage-backed securities held for trading. At December 31, 2001, Doral Financial held securities for trading with a fair market value of $993.3 million, approximately $692.4 million of which consisted of Puerto Rico tax-exempt GNMA securities. These tax-exempt securities are generally held by Doral Financial for longer periods prior to sale in order to maximize the tax-exempt interest received thereon. Securities held for trading are reflected on Doral Financial's Consolidated Financial Statements at their fair market value with resulting gains or losses included as part of trading activities. The fair values of Doral Financial's tax-exempt GNMA securities are based on quotations obtained from local broker-dealers after adjusting such amounts for such factors as liquidity and the prices of U.S. GNMAs. Refer to "Non-Interest Income - Trading Activities" for additional information on how Doral Financial determines the fair values of its trading securities.

As part of its strategy to maximize net interest income, Doral Financial also invests in securities that are classified as available for sale or held to maturity. As of December 31, 2001, Doral Financial held $928.2 million of


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   45

(DORAL LOGO)

investment securities that were classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains or losses included in stockholders' equity and reported as "Accumulated other comprehensive income (loss), net of taxes," in Doral Financial's Consolidated Financial Statements. At December 31, 2001, Doral Financial had unrealized losses in other comprehensive income of $12.3 million, compared to unrealized gains of $2.9 million at December 31, 2000. As of December 31, 2001, Doral Financial held approximately $866.3 million in securities that are classified as held to maturity.

The following table summarizes Doral Financial's securities holdings as of December 31, 2001.


TABLE R - INVESTMENT SECURITIES


                                            HELD FOR   AVAILABLE    HELD TO
(Dollars in thousands)                      TRADING     FOR SALE    MATURITY
                                            --------   ---------    --------
Mortgage-backed securities                  $740,797    $481,834    $124,218
Interest-only strips                         236,468          --          --
U.S. Treasury and agency securities              320     446,345     723,442
Puerto Rico government obligations             4,728          --      10,305
Derivatives and swap agreements                1,534          --          --
Other                                          9,481          --       8,370
                                            --------    --------    --------
   Total                                    $993,328    $928,179    $866,335
                                            ========    ========    ========

For additional information regarding the composition of Doral Financial's investment securities, please refer to Notes 5, 6 and 7 of Doral Financial's Consolidated Financial Statements.


LIQUIDITY AND CAPITAL RESOURCES

Doral Financial has an ongoing need for capital to finance its lending, servicing and investing activities. Doral Financial's cash requirements arise from loan originations and purchases, repayments of debt upon maturity, purchases and holdings of securities, payments of operating and interest expenses and servicing advances and loan repurchases pursuant to warranty or recourse provisions.

Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, as well as contractual arrangements with other investors, require Doral Financial to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. While Doral Financial generally recovers funds advanced pursuant to these arrangements within 30 days, it must absorb the cost of the funds it advances during the time the advance is outstanding. During each of the years ended December 31, 2001 and 2000, the monthly average amount of funds advanced by Doral Financial under such servicing agreements was approximately $9.6 million. To the extent the mortgage loans underlying Doral Financial's servicing portfolio experience increased delinquencies, Doral Financial would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts.

When Doral Financial sells mortgage loans to third parties it generally makes customary representations and warranties regarding the characteristics of the loans sold. To the extent Doral Financial breaches any of these warranties, investors are generally entitled to obligate Doral Financial to repurchase the loan subject of the breach.

In addition to its servicing and warranty obligations, Doral Financial's loan sale activities include the sale of non-conforming mortgage loans subject to recourse arrangements that generally obligate Doral Financial to repurchase the loans if the loans are 90 days or more past due or otherwise in default. To the extent the delinquency ratios of the loans sold subject to recourse or put-back arrangements is greater than anticipated and Doral Financial is required to repurchase more loans than anticipated, Doral Financial's liquidity requirements would be increased. See "Credit Risks Related to Loan Activities" for additional information on these arrangements.

Doral Financial's primary sources of liquidity are sales in the secondary mortgage market of the loans it originates and purchases, short-term borrowings under warehouse, gestation and repurchase agreement lines of credit secured by pledges of its loans and mortgage-backed securities and revenues from operations. Doral Financial also obtains liquidity in the capital markets through the sale of its debt and equity securities. Doral Financial's banking subsidiaries also rely on deposits, borrowings


46 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT from the FHLB-NY as well as term notes backed by letters of credit of the FHLB-NY.

The table below shows Doral Financial's sources of borrowings and the related average interest rate as of December 31, 2001 and 2000. Refer to Notes 14 and 15 to Doral Financial's Consolidated Financial Statements for additional information regarding Doral Financial's repurchase agreements and warehouse lines of credit.


TABLE S - SOURCES OF BORROWINGS:

                                                As of December 31
(Dollars in thousands)                     2001                    2000
                                 ---------------------  -----------------------
                                    AMOUNT     AVERAGE     AMOUNT       AVERAGE
                                 OUTSTANDING    RATE    OUTSTANDING       RATE
                                 -----------   -------  -----------     -------
Repurchase Agreements             $2,573,772    4.00%    $2,275,855       6.32%
Loans Payable                        161,101    3.67%       372,620       7.46%
Deposits                           1,669,909    3.65%     1,303,525       5.50%
Notes Payable                        459,543    7.98%       444,746       8.01%
Advances from FHLB                   687,500    4.80%       389,000       5.95%

Doral Financial is dependent upon its ability to access warehouse, gestation and repurchase facilities, in addition to its ability to continue to pool and sell loans in the secondary mortgage market. It borrows money under warehousing lines of credit to fund its mortgage loan originations and repays the borrowing as the mortgages are sold or securitized. The warehousing lines of credit then become available for additional borrowings. Included among Doral Financial's warehousing line of credit facilities are gestation or pre-sale facilities that permit Doral Financial to obtain more favorable rates once mortgage loans are in the process of securitization but prior to the actual issuance of the mortgage-backed securities, as well as to finance such mortgage-backed securities upon their issuance. Doral Financial has several warehousing, gesta-tion and repurchase agreements lines of credit totaling $6.8 billion as of December 31, 2001, of which $2.7 billion was outstanding under these facilities at year end. Of the aggregate amount of funding available under Doral Financial's warehouse and repurchase lines of credit, approximately $2.1 billion represent committed lines under which the lender is committed to advance funds subject to compliance by Doral Financial with various conditions. The remaining funding was available under uncommitted lines pursuant to which advances are made at the discretion of the lender.

Doral Financial's committed lines of credit generally require Doral Financial to comply with various financial covenants and ratios. Failure to comply with any of these covenants permits the lender to require immediate repayment of all amounts previously advanced and to stop making any further advances to Doral Financial. As of December 31, 2001, Doral Financial was in compliance with all such financial covenants and ratios. Doral Financial has two credit facilities with an aggregate credit availability of $1.0 billion, of which approximately $203 million was outstanding as of December 31, 2001, that permit the lender to require Doral Financial to repay all outstanding advances and refuse to make further credit advances if Doral Financial's senior unsecured debt is rated Ba2 or lower by Moody's Investors Service ("Moody's") or BB or lower by Standard & Poor's Rating Services, a division of The McGraw-Hill Companies ("S&P"). Doral Financial's senior unsecured debt obligations are currently rated Baa2 by Moody's and BBB- by S&P.

Doral Financial's investment grade credit ratings on its debt securities have allowed it to obtain liquidity in the capital markets through public and private offerings of its debt securities. To the extent Doral Financial's credit rat-ings on its debt securities were to fall below investment grade, Doral Financial's ability to obtain liquidity through the capital markets would be materially adversely affected. A decrease in Doral Financial's credit ratings could also make it more difficult for it to sell non-conforming loans subject to recourse provisions since the purchasers of loans subject to recourse provisions rely in part on the credit of Doral Financial when purchasing such loans. A decrease in recourse sales could adversely affect the liquidity of Doral Financial because the secondary market for non-conforming loans is not as liquid as the secondary market for loans that qualify for the sale or guarantee pro-grams of FHA, VA, FNMA and FHLMC. A decrease in Doral Financial's credit ratings could also adversely affect its liquidity because lending institutions may be less inclined to renew or enter into new lending arrangements with Doral Financial. A ratings downgrade would also adversely affect liquidity because counterparties to repurchase agreements used for funding loan origination activities or to derivative contracts used for interest rate risk


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   47

(DORAL LOGO)

management purposes could increase the applicable margin requirements under such agreements.

Under Doral Financial's repurchase lines of credit and derivative contracts, Doral Financial is required to deposit cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral decline because of changes in interest rates, Doral Financial will be required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity.

A considerable amount of Doral Financial's liquidity is derived from the sale of mortgage loans in the secondary mortgage market. The U.S. (including Puerto
Rico) secondary mortgage market is the most liquid in the world in large part because of the sale or guarantee programs maintained by FHA, VA, HUD, FNMA and FHLMC. To the extent these programs were curtailed or the standard for insuring or selling loans under such programs were materially increased or for any reason Doral Financial failed to qualify for such programs, Doral Financial's ability to sell mortgage loans and consequently its liquidity would be materially adversely affected.

Doral Financial maintains a considerable investment in mortgage-servicing assets and IOs generated as part of its mortgage sale activities. While the servicing assets and IOs are recorded at the time of sale of the related mortgage loans, the cash related to such retained interest is received over the life of the asset and, therefore, does not provide immediate liquidity that is available to Doral Financial to fund its operations or to pay dividends.

Doral Financial's banking subsidiaries obtain funding for their lending activities through the receipt of deposits, FHLB-NY advances and from other borrowings, such as term notes backed by FHLB-NY letters of credit. As of December 31, 2001, Doral Financial's banking subsidiaries held approximately $1.7 billion in deposits at a weighted-average interest rate of 3.65%. For additional information regarding deposit accounts and FHLB-NY advances see Notes 16 and 18 to Doral Financial's Consolidated Financial Statements.

The following table presents the average balance and the average rate paid on each deposit type for the years indicated.


Table T - Average Deposit Balance

                                                                 Year ended December 31,
(Dollars in thousands)                           2001                       2000                        1999
                                     ----------------------       ----------------------       ---------------------
                                       AVERAGE      AVERAGE         AVERAGE      AVERAGE       AVERAGE       AVERAGE
                                       BALANCE        RATE          BALANCE        RATE        BALANCE        RATE
                                     ----------     -------       ----------     -------       --------      -------
Certificates of deposit              $  904,910        4.87%       $  835,762       6.31%       $481,265       5.84%
Regular passbook savings                101,038        4.33%           63,560       4.73%         51,605       4.57%
NOW Accounts                            299,486        2.80%          191,381       4.62%        106,502       4.65%
Non-interest bearing                    177,862          --           132,671         --         132,429         --
                                     ----------     -------       ----------     -------       --------      -------
Total deposits                       $1,483,296        4.75%       $1,223,374       5.07%       $771,801       4.64%
                                     ==========     =======       ==========     =======       ========      =======

The following table sets forth the maturities of certificates of deposit having principal amounts of $100,000 or more at December 31, 2001.


TABLE U - DEPOSIT MATURITIES

    (Dollars in thousands)                           AMOUNT
                                                    --------
Certificates of deposit maturing
   Three months or less                             $132,742
   Over three through six months                     108,578
   Over six through twelve months                    124,588
   Over twelve months                                273,432
                                                    --------
   Total                                            $639,340
                                                    ========


48  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

As of December 31, 2001 and 2000, Doral Financial's banking subsidiaries had approximately $418.1 million and $324.4 million, respectively, in brokered deposits obtained through broker-dealers. Doral Financial uses such deposits as a source of long-term funds. Brokered deposits are generally considered a less stable source of funding than core deposits obtained through retail bank branches. Investors that invest in brokered deposits are generally very sensitive to interest rates and will generally move funds from one institution to another based on minor differences in rates offered on deposits.

Doral Financial's banking subsidiaries, as members of the FHLB-NY, have access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of total assets. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value of 110% of the advances or reimbursement obligations. At December 31, 2001, Doral Financial's banking subsidiaries had $687.5 million in outstanding advances from the FHLB-NY at a weighted average interest rate cost of 4.80%. See Note 18 to Doral Financial's Consolidated Financial Statements for additional information regarding such advances. In the past, Doral Bank has also raised funds by selling its term notes secured by FHLB-NY letters of credit to private investors.

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


REGULATORY CAPITAL RATIOS

As of December 31, 2001, Doral Financial and its banking subsidiaries were in compliance with all the regulatory capital requirements that were applicable to them as a financial holding company, state non-member bank and federal savings bank (i.e., total capital and Tier 1 capital to risk-weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%). In addition to the above requirements, Doral Financial has agreed with the FDIC to maintain Doral Bank-New York's ratio of Tier 1 capital to average assets at not less than 8% during its first three years of operations which ends on October 31, 2002. Set forth below are Doral Financial's and its banking subsidiaries' regulatory capital ratios as of December 31, 2001, based on existing Federal Reserve, FDIC and OTS guidelines.


TABLE V - REGULATORY CAPITAL RATIOS

                                                                                                DORAL FINANCIAL
                                                                                             BANKING SUBSIDIARIES
                                                                      ---------      -------------------------------------
                                                                                                    DORAL          WELL
                                                                        DORAL         DORAL         BANK       CAPITALIZED
                                                                      FINANCIAL      BANK PR        NY(1)        MINIMUM
                                                                      ---------      -------        -----      -----------
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)           18.1%         12.7%         28.9%          6.0%
Total capital (Total capital to risk-weighted assets)                   18.4%         13.0%         29.2%         10.0%
Leverage ratio(2)                                                       11.6%          7.6%         12.9%          5.0%

(1) In connection with the chartering of Doral Bank-NY in October 1999, the FDIC required that it be initially capitalized with $25 million. As Doral Bank-NY continues to increase its assets, its capital ratios can be expected to decline.
(2) Tier 1 capital to average assets in the case of Doral Financial and Doral Bank-PR and Tier 1 capital to adjusted total assets in the case of Doral Bank-NY.

As of December 31, 2001, Doral Financial's banking subsidiaries were considered well capitalized banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. To be considered a well capitalized institution under the FDIC's regulations, an institution must maintain a leverage ratio of at least 5%, a Tier 1 capital ratio of at least 6% and a total capital ratio of at least 10% and not be subject to any written agreement or directive to meet a specific capital ratio.

Failure to meet minimum regulatory capital requirements could result in the initiation of certain mandatory and additional discretionary actions by banking regulators against Doral Financial and its banking subsidiaries that, if undertaken, could have a material adverse effect on Doral Financial.

On November 29, 2001, the federal banking and thrift regulatory agencies adopted a final rule that changes the regulatory capital treatment of recourse obligations, residual interests and direct credit substitutes. The new rules are effective on January 1, 2002, for transactions settled on or after January 1, 2002. For transactions entered into before


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   49

(DORAL LOGO)

January 1, 2002, Doral Financial is not required to implement the rule until December 31, 2002. The new rule attempts to more consistently treat recourse obligations for the regulatory agencies' risk-based capital requirements. The rule also imposes a new dollar-for-dollar capital requirement on residual interests retained in sale or securitization transactions and a 25% limit on the amount of Tier 1 capital that may consist of credit-enhancing, interest-only strips, a subset of residual interests.

The rule clarifies that, subject to certain exceptions, the entire amount of assets sold with recourse, not just the contractual amount of the recourse obligation, is converted into an on-balance sheet credit equivalent amount. The credit equivalent amount, less any recourse liability reflected on the balance sheet, is then risk weighted for purposes of applying the applicable capital requirement. The risk weighting for most residential mortgage loans is currently 50%. As of December 31, 2001, Doral Financial's outstanding balance of loans sold with recourse was $2.1 billion.

While Doral Financial is still examining the new capital requirements regarding residuals and credit-enhancing, interest-only strips, it currently understands that its IOs created in connection with the sale of non-conforming loans will generally be treated as credit-enhancing, interest-only strips and thus will be subject to a dollar-for-dollar capital requirement for risk-based capital purposes and to the 25% concentration limit for Tier 1 capital purposes.

Substantially all of Doral Financial's recourse obligations and IOs are recorded at the parent company level and, accordingly, the new rule will only directly impact the regulatory requirements applicable to Doral Financial as a financial holding company. While the full implementation of the new rule effective on December 31, 2002 is expected to reduce Doral Financial's regulatory capital ratios at the holding company level, Doral Financial anticipates that it will continue to comply with all applicable capital requirements following the implementation of the rule. Set forth below, are Doral Financial's pro forma capital ratios for risk-based capital purposes as of December 31, 2001 assuming the new rule had been in effect on such date and that all of Doral Financial's IOs will be treated as credit-enhancing, interest-only strips for purposes of the rule.


TABLE W - PRO FORMA CAPITAL RATIOS

                                        DORAL FINANCIAL
                                        ---------------
Tier 1 Capital Ratio                        13.24%
Total Capital Ratio                         13.57%
Leverage Ratio                              11.00%

Doral Securities is subject to regulatory capital requirements imposed by the SEC. At December 31, 2001, Doral Securities was in compliance with its applicable capital requirement.


ASSETS AND LIABILITIES

At December 31, 2001, Doral Financial's total assets were $6.7 billion, compared to $5.5 billion at December 31, 2000. The increase in assets was due primarily to an increase in the loan portfolios of $838.8 million, an increase of $149.1 million in Doral Financial's money market investments offset in part by a net decrease of $38.2 million in investment securities and other instruments. Total liabilities were $5.9 billion at December 31, 2001, compared to $5.0 billion at December 31, 2000. The increase in liabilities was largely the result of an increase in securities sold under agreements to repurchase, deposit accounts and FHLB advances that were used to fund Doral Financial's increase in assets. At December 31, 2001, Doral Financial's deposit accounts totaled $1.7 billion, compared to $1.3 billion at December 31, 2000. As of December 31, 2001, Doral Financial's banking subsidiaries had $3.7 billion in assets, compared to $2.7 billion at December 31, 2000.


50  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The tables below summarize Doral Financial's contractual obligations and other commercial commitments as of December 31, 2001.


TABLE X - CONTRACTUAL OBLIGATIONS

(Dollars in thousands)                                                                 PAYMENT DUE BY PERIOD
                                                                   -------------------------------------------------------------
                                                                    LESS THAN                                           AFTER 5
        CONTRACTUAL OBLIGATIONS                     TOTAL             1 YEAR         1-3 YEARS       3-5 YEARS           YEARS
                                                  ----------        ----------       ---------       ---------        ----------
Repurchase and warehousing lines of credit        $2,734,873        $1,783,049       $      --       $ 255,000        $  696,824
Deposits                                           1,669,909         1,358,573         252,572          58,076               688
Other Borrowed Funds                               1,147,043           170,975         274,371         261,470           440,227
Non-cancellable Leases                                43,892             4,707           6,848           5,467            26,870
                                                  ----------        ----------       ---------       ---------        ----------
Total Contractual Cash Obligations                $5,595,717        $3,317,304       $ 533,791       $ 580,013        $1,164,609
                                                  ==========        ==========       =========       =========        ==========


TABLE Y - OTHER COMMERCIAL COMMITMENTS

(Dollars in thousands)                                              AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                  ------------------------------------------------------------------------------
                                                    TOTAL
           OTHER COMMERCIAL                        AMOUNTS          LESS THAN                                          AFTER 5
             COMMITMENTS                          COMMITTED           1 YEAR         1-3 YEARS       3-5 YEARS          YEARS
                                                  ----------        ----------       ---------       ---------        ----------
Standby Repurchase (Recourse) Obligations         $1,022,449        $  143,522        $278,164        $ 23,329        $  577,434
Put-back options                                      18,396            18,396              --              --                --
                                                  ----------        ----------        --------        --------        ----------
Total Commercial Commitments                      $1,040,845        $  161,918        $278,164        $ 23,329        $  577,434
                                                  ==========        ==========        ========        ========        ==========


INTEREST RATE RISK MANAGEMENT

General. Interest rate fluctuations are the primary market risk affecting Doral Financial. Changes in interest rates can affect the volume of mortgage loan originations, the net interest income earned by Doral Financial on its port-folio of loans and mortgage-backed securities, the amount of gain on sale of loans, and the value of Doral Financial's mortgage-servicing assets and securities holdings.

Lower interest rates tend to increase demand for mortgage loans for home purchases as well as the demand for refinancing of existing mortgages. Higher interest rates make it more difficult for potential borrowers to purchase resi-dential properties and to qualify for mortgage loans. Increases in rates could also reduce demand for refinance loans. A substantial portion of Doral Financial's total mortgage loan originations have consistently been composed of refinance loans. For the years ended December 31, 2001, 2000 and 1999, refinance loans represented approximately 56%, 38% and 61%, respectively, of Doral Financial's total dollar volume of mortgage loans originated (excluding purchases from third parties). As a result, higher interest rates may adversely affect the volume of loan originations and income related to mortgage loan sales. Although a significant portion of Doral Financial's refinance loans are for debt consolidation purposes and, therefore, not as sensitive to increases in interest rates, a significant future increase in mortgage interest rates in Puerto Rico may adversely affect Doral Financial's business if it results in a significant decrease in refinancing of mortgage loans.

If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time commitments to purchase the mortgage loan are obtained or the loan is sold, Doral Financial may realize a reduced gain or incur a loss on such sale. This risk is sometimes referred to as "lag risk." Doral Financial generally does not hedge the lag risk associated with conventional loans in the pipeline or in the process of origination because Doral Financial generally does not permit customers to lock in an interest rate prior to closing. Instead, the interest rates on these loans are generally fixed at closing based on a certain spread over a prevailing rate that adjusts weekly, based on the FHLMC auction for residential mortgages. For FNMA and FHLMC conforming loans and mortgage-backed securities, Doral Financial seeks to sell or to obtain commitments for the sale of such loans or mortgage-backed securities as soon as practicable following the funding of such loans. Conforming loans are normally sold to institutional investors or to FNMA and FHLMC. To the extent that Doral Financial does engage in offerings of mortgage products that lock in the interest rate until the closing date, it attempts to enter into forward commitments to sell such


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   51

(DORAL LOGO)

loans at the time it fixes the rates for the loans. As of December 31, 2001, Doral Financial had $481.4 million of commitments to sell mortgage loans and mortgage-backed securities to third party investors.

Non-conforming conventional loans are normally sold in bulk to local financial institutions. The sale of non-conforming conventional loans normally takes longer than the sale of conforming mortgage loans. Accordingly, Doral Financial attempts to manage this market risk through the purchase of listed options on U.S. Treasury futures contracts as well as through the purchase of option contracts in the over-the-counter market on other interest rate sensitive instruments, which tend to increase in value when interest rates increase. Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date for a specified price. Futures are commit-ments to either purchase or sell designated instruments (such as U.S. Treasury Note contracts or Eurodollar certificates of deposit) at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked-to-market daily and are subject to initial and maintenance margin requirements.

In the case of Puerto Rico tax-exempt GNMA securities, which Doral Financial normally holds for longer periods prior to sale, prices tend to be more stable than for U.S. taxable GNMA securities because their tax-exempt status under Puerto Rico law makes them more attractive to retail investors. This relative stability of prices for Puerto Rico GNMA securities allows Doral Financial to carry out a less aggressive hedging strategy to attempt to protect the value of these assets than what might otherwise be required for U.S. GNMA securities. Doral Financial seeks to protect itself from the market risk associated with its inventory of GNMA securities by purchasing listed options on U.S. Treasury bond futures contracts and other interest rate sensitive instruments, as well as purchasing options on U.S. GNMA securities in the over-the-counter market.

With respect to Puerto Rico GNMA securities that are originated by Doral Financial and no longer qualify for Puerto Rico tax exemption, Doral Financial implements a less aggressive hedging strategy because it intends to sell such securities in the United States market as soon as practicable following completion of the securitization process, typically through forward commitments.

Declines in interest rates can adversely affect Doral Financial's revenues by increasing prepayment rates and causing an increase of the amortization of servicing assets and IOs, or causing an impairment to be recognized with respect to such assets. Moreover, increased prepayment rates can reduce Doral Financial's servicing income by decreasing the size of Doral Financial's servicing portfolio. Traditionally, Doral Financial has not actively used synthetic hedge devices to protect its servicing income or the value of its servicing assets or IOs from the risks presented by interest rate declines. The structure of Doral Financial's balance sheet serves to hedge in part the sensitivity of its servicing income and IOs to decreases in interest rates because the market value of Doral Financial's large portfolio of fixed-rate residential mortgage loans and mortgage-backed securities tends to increase in value when interest rates decline. Doral Financial also seeks to reduce the sensitivity of its servicing income and the value of its servicing asset by maintaining a strong retail origination network that has allowed Doral Financial to increase or maintain the size of its servicing portfolio even during periods of high prepayments, such as those experienced during 1993, 1998 and 2001.

The net interest income of Doral Financial is also subject to interest rate risk because its interest-earning assets and interest-bearing liabilities reprice at different times and at varying amounts. Most of Doral Financial's interest-earn-ing assets, including its mortgage loans and mortgage-backed securities, are fixed rate, long-term, interest-earning assets that are not subject to repricing (except for the replacement of assets through repayments, sales and new originations) while the short-term borrowings used to finance these positions normally reprice on a periodic basis (e.g., daily, monthly, quarterly, etc.). Doral Financial manages the risk to its net interest income through a combination of the internal management of the composition of its assets and liabilities and through the use of hedging instruments. Internal asset/liability management practices include the attraction of longer-term funds through the use of long-term repurchase agreements and other borrowings such as senior notes, term notes, FHLB-NY advances and long-term certificates of deposit, including brokered certificates of deposit. Doral Financial also seeks to negotiate interest rate floors on the floating rate loans it originates.

In addition to the use of the internal asset-liability management practices discussed above, Doral Financial has used interest rate swap agreements to effectively fix the cost of short-term funding sources, which are used to finance the funding and holding of interest-earning assets with longer maturities. An interest rate swap is an agreement where one party (in this case, Doral Financial) agrees to pay a fixed rate of interest on a notional principal amount to a second party in exchange for receiving a variable rate of interest on the same notional amount for a predetermined period of time. No actual assets are exchanged in a swap of this type and interest payments are generally net-ted. As of December 31, 2001, Doral Financial, through Doral Bank-PR, had in place two interest rate swap agreements with an aggregate notional amount of $100 million. Doral Financial also purchases options on futures


52 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT contracts for Eurodollar instruments in an attempt to manage the risk to its net interest income components. For a detail of the Doral Financial's derivative instruments used to manage interest rate risk, see Note 30 to Doral Financial's Consolidated Financial Statements.

Doral Financial maintains a substantial portfolio of mortgage-backed securities (primarily fixed-rate GNMA certificates) and other investment securities. Generally, the value of fixed-rate securities declines when interest rates rise, and conversely, increases when interest rates fall. At December 31, 2001, Doral Financial held $993.3 million of mortgage-backed and other invest- ment securities (most of which carried fixed interest rates) that were classified as held for trading and reported at fair value, with unrealized gains and losses included in earnings. In addition, at December 31, 2001, Doral Financial held $928.2 million of investment securities (all of which carried fixed interest rates) that were classified as available for sale and reported at fair value, with unrealized gains or losses reported as a segregated component of stockholders' equity. Accordingly, declines in the value of Doral Financial's securities held for trading and available for sale could have a negative impact on Doral Financial's earnings or financial condition. In order to hedge the interest rate risk associated with Doral Financial's portfolio of securities held for trading and available for sale, Doral Financial may use a variety of hedging instruments including listed put and call options and futures contracts on financial instruments (primarily Eurodollar certificates of deposit and U.S. Treasury note contracts). In determining the amount of its portfolio to hedge, Doral Financial will consider, among other things, the volatility of prices of its securities and the direction of interest rates. As noted above, the prices for Puerto Rico tax-exempt GNMA securities tend to be more stable than their U.S. counterparts.

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

Interest Rate Sensitivity Analysis. The following table summarizes the expected maturities or repricing of Doral Financial's interest-earning assets and interest-bearing liabilities as of December 31, 2001. Condensed information as of December 31, 2000, is also shown. Interest rate swap agreements are presented on the basis of the notional amounts used to calculate the contractual amounts to be exchanged under the swap agreements.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   53

(DORAL LOGO)

TABLE Z - INTEREST RATE SENSITIVITY ANALYSIS

(Dollars in thousands)
AS OF DECEMBER 31, 2001                  1 YEAR         1 TO 3        3 TO 5         OVER 5       NON-INTEREST
                                        OR LESS          YEARS         YEARS          YEARS       RATE BEARING     TOTAL
                                       ----------      --------      --------      ----------     ------------   ----------
ASSETS

Cash and Money Market Instruments      $  594,385      $     --      $     --      $       --      $       --    $  594,385
Total Loans                               210,568       379,676       138,545       1,862,818              --     2,591,607
Securities Held for Trading               198,502           827           165         793,834              --       993,328
Securities Available for Sale                  --            --         1,724         926,455              --       928,179
Securities Held to Maturity                    --         7,109         3,055         856,171              --       866,335
FHLB Stock                                     --            --            --          56,095              --        56,095
Other Assets                                   --            --            --              --         664,354       664,354
                                       ----------      --------      --------      ----------      ----------    ----------

Total Assets                           $1,003,455      $387,612      $143,489      $4,495,373      $  664,354    $6,694,283
                                       ==========      ========      ========      ==========      ==========    ==========


LIABILITIES AND STOCKHOLDERS' EQUITY

Loans Payable                          $  161,101      $     --      $     --      $       --      $       --    $  161,101
Repurchase Agreements                   1,621,948            --       255,000         696,824              --     2,573,772
Deposits                                1,134,691       252,572        58,077             688         223,881     1,669,909
Other Borrowed Funds                      170,975       274,371       261,470         440,227              --     1,147,043
Other Liabilities                              --            --            --              --         380,338       380,338
Stockholders' Equity                           --            --            --              --         762,120       762,120
                                       ----------      --------      --------      ----------      ----------    ----------
Total Liabilities and Stockholders'
 Equity                                $3,088,715      $526,943      $574,547      $1,137,739      $1,366,339    $6,694,283
                                       ==========      ========      ========      ==========      ==========    ==========
Notional amount of -
  Interest Rate Swaps                  $   50,000    $  (50,000)   $       --      $       --
Interest Rate Sensitivity Gap          (2,035,260)     (189,331)     (431,058)      3,357,634
Cumulative Interest Rate
  Sensitivity Gap                      (2,035,260)   (2,224,591)   (2,655,649)        701,985
Cumulative Gap
  to Interest-Earning Assets               (33.75)%      (36.89)%      (44.04)%         11.64%

CONDENSED INTEREST RATE SENSITIVITY
  ANALYSIS AS OF DECEMBER 31, 2000

Notional amounts of -
  Interest Rate Swaps                  $  100,000    $ (100,000)   $       --      $       --
Interests Rate Sensitivity Gap         (1,854,019)     (243,848)     (409,771)      2,914,463
Cumulative Interest Rate
  Sensitivity Gap                      (1,854,019)   (2,097,867)   (2,507,638)        406,825
Cumulative Gap
  to Interest-Earning Assets               (36.62)%      (41.43)%      (49.53)%          8.03%


54  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

Gap analysis measures the volume of assets and liabilities at a point in time and their repricing during future periods. The Company prepared its gap analysis on a contractual maturity basis. The net balance of assets and liabilities (the "gap") repricing during future periods is an indicator of the degree of interest rate risk being assumed by Doral Financial. A positive gap generally denotes asset sensitivity and it also denotes that increases in interest rates would have a positive effect on net interest income while a decrease in interest rates would have a negative effect on net interest income. A negative gap denotes liability sensitivity and means that an increase in interest rates would have a negative effect on net interest income while a decrease in rates would have a positive effect on net interest income. As of December 31, 2001, Doral Financial had a one-year negative gap of approximately $2.0 billion compared to a negative gap of $1.9 billion as of December 31, 2000. While static gap analysis is a useful measure for determining short-term risk to future net interest income, it has certain shortcomings. For example, since the static gap analysis is presented on the basis of contractual maturities, it does not take into account that a large portion of Doral Financial's loans held for sale and trading securities will be sold before their contractual maturities. Static gap analysis does not measure the sensitivity of the market value of assets and liabilities to changes in interest rates.

For a hypothetical example of the possible impact of changes in interest rate assumptions on the values of Doral Financial's mortgage servicing assets and IOs refer to Note 12 to Doral Financial's Consolidated Financial Statements.

Derivatives. As described above, Doral Financial uses derivatives to manage its interest rate risk. Derivatives include interest rate swaps, futures, forward sale contracts and options. Derivatives are generally either privately negotiated over-the-counter ("OTC") or standard contracts transacted through regulated exchanges. OTC contracts generally consist of swaps, forwards and options. Exchange traded derivatives include futures and options.

The fair values of Doral Financial's derivatives are reflected on Doral Financial's Consolidated Financial Statements. Fair values for derivatives such as interest rate futures contracts or options are determined by reference to market prices. Any changes in fair values of these derivatives occurring during a reporting period must be recorded as gains or losses on Doral Financial's income statement and may, therefore, increase the volatility of Doral Financial's future earnings. Fair values for derivatives purchased in the over-the-counter market are determined by prices provided by external sources or valuation models.

The table below summarizes the fair values of Doral Financial's derivatives as well the source of the fair values.


TABLE AA - FAIR VALUE RECONCILIATION

(Dollars in thousands)
Fair value of contracts outstanding at the beginning of the period                            $ 3,032
Contracts realized or otherwise settled during the period                                      (9,122)
Fair value of new contracts when entered into during the period                                 8,276
Changes in fair values attributable to changes in valuation techniques and assumptions             --
Other changes in fair values                                                                     (652)
                                                                                              -------
Fair value of contracts outstanding at the end of the period                                  $ 1,534
                                                                                              =======


TABLE BB - SOURCE OF FAIR VALUE

(Dollars in thousands)                                                           PAYMENT DUE BY PERIOD
                                                         ----------------------------------------------------------------------
                                                          MATURITY                                    MATURITY
             SOURCE OF FAIR VALUE                        LESS THAN       MATURITY        MATURITY     IN EXCESS      TOTAL FAIR
                                                           1 YEAR        1-3 YEARS      3-5 YEARS    OF 5 YEARS         VALUE
                                                         ---------       ---------      ---------    ----------      ----------
Prices actively quoted                                   $   4,444       $     295       $     --     $      --      $    4,739
Prices provided by other external sources                   (1,648)         (1,557)            --            --          (3,205)
Prices based on models and other valuation methods              --              --             --            --              --
                                                          --------        --------       --------     ---------      ----------
                                                           $ 2,796         $(1,262)      $     --     $      --      $    1,534
                                                          ========        ========       ========     =========      ==========


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   55

(DORAL LOGO)

The use of derivatives involves market and credit risk. The market risk of derivatives arises principally from the potential for changes in the value of derivative contracts based on changes in interest rates. Doral Financial generally manages its risks by taking risk-offsetting positions.

The credit risk of derivatives arises from the potential of a counterparty to default on its contractual obligations. Credit risk related to derivatives depends on the following: the current fair value of outstanding contracts with an entity; the potential credit exposure on the derivative over time; the extent to which legally enforceable netting arrangements allow the offsetting of contracts with the same entity to be netted against each other; the extent to which collateral held against the contract reduces credit risk; and the likelihood of defaults by the counterparty.

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


INFLATION

General and administrative expenses generally increase with inflation. However, the increase in real estate values in Puerto Rico in recent years has been a positive factor for Doral Financial's mortgage banking business. The average size of loans originated tends to increase as home values appreciate, which serves to increase loan origination fees and servicing income faster than the cost of providing such services. Additionally, appreciation in real estate property values reduces the loan-to-value ratio of existing loans. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. See "Interest Rate Risk Management" for a discussion of the effects of changes of interest rates on Doral Financial's operations.


RECLASSIFICATION

Certain amounts reflected in the Company's Consolidated Financial Statements for the years ended December 31, 2000 and 1999, have been reclassified to conform to the presentation for 2001.


CHANGES IN ACCOUNTING STANDARDS ADOPTED IN THE 2001 FINANCIAL STATEMENTS

SFAS No. 140, "Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities,"was issued in September 2000 and replaces SFAS No. 125 of the same title. This statement revises the standards for accounting for securitizations and other transfers of financial assets and collateral, and requires certain disclosures, but carries over most of SFAS No. 125's provisions without reconsideration. This statement is effective for transfers and servicing of financial assets and extinguishments of liabilities occurring after March 31, 2001 and is effective for recognition and reclassification of collateral and for disclosures relating to securitization transactions and collateral for fiscal years ending after December 15, 2000. Doral Financial's adoption of this statement did not materially affect its results of operations or financial condition for the year ended December 31, 2001.

Derivatives and Hedging Activities. Doral Financial adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments that are embedded in other contracts, and for hedging activities.

Although Doral Financial enters into derivative transactions for hedging purposes, it generally does not designate derivatives as hedges for accounting purposes and, effective January 1, 2001, records all derivatives at fair values with changes in fair values recorded as gains or losses on its Consolidated Statement of Income as a component of Trading Activities. Prior to the adoption of SFAS No. 133, Doral Financial followed a similar policy except in the case of interest rate swap agreements held in its banking subsidiaries. At December 31, 2001, none of Doral Financial's derivatives were designated as hedges.

As part of the implementation of SFAS No. 133, Doral Financial reclassified $110 million of its held to maturity securities as available for sale and $130 million as trading securities. As a result of this reclassification, Doral Financial recognized an after-tax gain of $1.6 million in other comprehensive income and an after-tax gain of $5.9 million in the income statement as cumulative effect of a change in accounting principles. Under the provisions of SFAS No. 133, such a reclassification does not compromise Doral Financial's intent to hold current or future debt securities until their maturity.

In connection with the adoption of the SFAS No. 133, Doral Financial also recognized in earnings the fair value of $100 million of interest rate swaps previously excluded from the financial statements, valued at an after tax loss of $196,000. All other derivative instruments were previously recorded at fair value and remained classified as securities held for trading.


RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

Business Combinations. In June 2001, the FASB issued


56  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

SFAS No. 141, "Business Combinations" which addresses financial accounting and reporting for business combinations. SFAS No. 141 requires the use of the pur-chase method of accounting for all business combinations initiated after June 30, 2001 and requires the recognition of intangible assets apart from goodwill if they meet certain criteria. SFAS No. 141 also adds certain disclosure requirements. Doral Financial was not a party to any business combination during 2001.

Goodwill and Intangible Assets: In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets," which addresses financial accounting and reporting for acquired goodwill and other intangible assets. It addresses how intangible assets that are acquired individually, or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition. SFAS No. 142 also addresses how goodwill and other intangible assets should be accounted for after they have been initially recognized in the financial statements.

Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. SFAS No. 142 provides specific guidance for testing goodwill for impairment.

The provisions of SFAS No. 142 are effective for fiscal years beginning after December 15, 2001. As of December 31, 2001, Doral Financial carried goodwill of approximately $9.1 million that is presented within "Other Assets" in its Statement of Financial Condition. Doral Financial's goodwill amortization for 2001 was approximately $621,000. The Company adopted SFAS No. 142 on January 1, 2002 and discontinued the amortization of goodwill because its fair value exceeds the carrying amount.

Accounting for Asset Retirement Obligations. In June 2001, the FASB issued SFAS No. 143 "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of long-lived assets and the associated asset retirement costs. This statement is effective for financial statements issued for fiscal years beginning after June 15, 2002. Doral Financial's management believe that the adoption of this statement will not have a material effect on the Consolidated Financial Statements of Doral Financial.

Accounting for the Impairment or Disposal of Long-Lived Assets. In August 2001, the FASB issued SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 and portions of APB 30 and develops one accounting model for long-lived assets that are to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for years beginning after December 15, 2001, but earlier application is encouraged. Doral Financial's management does not believe that the adoption of this statement will have a material effect on the Consolidated Financial Statements of Doral Financial.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   57

58  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

[PricewaterhouseCoopers LLP LOGO]



                                                      PricewaterhouseCoopers LLP
                                                      PO Box 363566
                                                      San Juan PR 00936-3566
                                                      Telephone (787) 754-9090
                                                      Facsimile (787) 766 1094



                        REPORT OF INDEPENDENT ACCOUNTANTS


To the Board of Directors and Stockholders of Doral Financial Corporation

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in stockholders'equity, and cash flows present fairly, in all respects, the financial position of Doral Financial Corporation and its subsidiaries at December 31, 2001 and 2000, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2001, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the accompanying consolidated financial statements, in 2001 the Company adopted the Statement of Financial Accounting Standards No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended, which effect was accounted for as a cumulative effect of a change in accounting principle.



/s/  PricewaterhouseCoopers LLP

PricewaterhouseCoopers LLP

San Juan, Puerto Rico

February 15, 2002

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1767166 of the P.R. Society of
Certified Public Accountants has been
affixed to the fib copy of this report


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   59

(DORAL LOGO)

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION - DECEMBER 31,

(Dollars in thousands, except share information)                                                           2001          2000
                                                                                                       -----------    -----------
ASSETS

Cash and due from banks                                                                                $    45,970    $    28,999
                                                                                                       -----------    -----------
Money market investments:
  Securities purchased under agreements to resell                                                           54,866         59,025
  Time deposits with other banks                                                                           240,146        214,480
  Other short term investments, at cost                                                                    253,403        125,815
                                                                                                       -----------    -----------
         Total money market investments                                                                    548,415        399,320
                                                                                                       -----------    -----------

Pledged investment securities:
  Trading securities, at fair value                                                                        756,499        926,091
  Securities available for sale, at fair value                                                             702,136        168,210
  Securities held to maturity, at amortized cost                                                           762,247      1,427,361
                                                                                                       -----------    -----------
         Total pledged investment securities                                                             2,220,882      2,521,662
                                                                                                       -----------    -----------

Investment securities and other instruments not pledged:
  Trading securities, at fair value                                                                        236,829        175,847
  Securities available for sale, at fair value                                                             226,043         14,164
  Securities held to maturity, at amortized cost                                                           104,088        130,952
  Federal Home Loan Bank of NY (FHLB) stock, at cost                                                        56,095         39,505
                                                                                                       -----------    -----------
         Total investment securities and other instruments not pledged                                     623,055        360,468
                                                                                                       -----------    -----------

         Total investment securities and other instruments                                               2,843,937      2,882,130
                                                                                                       -----------    -----------
Loans:
    Mortgage loans held for sale, at lower of cost or market, net                                        1,947,494      1,354,605
    Loans receivable, net of allowance for loan losses of $6,000 (2000 - $4,838)                           644,113        398,191
                                                                                                       -----------    -----------
         Total loans                                                                                     2,591,607      1,752,796
                                                                                                       -----------    -----------

Receivables and mortgage servicing advances                                                                 43,725         56,951
Broker-dealer's operations receivable                                                                      274,422         43,111
Accrued interest receivable                                                                                 47,039         49,733
Servicing assets, net                                                                                      154,340        139,795
Premises and equipment, net                                                                                 99,935         67,469
Real estate held for sale, net                                                                               8,414          6,258
Other assets                                                                                                36,479         36,824
                                                                                                       -----------    -----------
         Total assets                                                                                  $ 6,694,283    $ 5,463,386
                                                                                                       ===========    ===========

LIABILITIES
Securities sold under agreements to repurchase                                                         $ 2,573,772    $ 2,275,855
Loans payable                                                                                              161,101        372,620
Deposits                                                                                                 1,669,909      1,303,525
Notes payable                                                                                              459,543        444,746
Advances from FHLB                                                                                         687,500        389,000
Broker-dealer's operations payable                                                                         245,573         43,512
Accrued expenses and other liabilities                                                                     134,765        128,418
                                                                                                       -----------    -----------
         Total liabilities                                                                               5,932,163      4,957,676
                                                                                                       -----------    -----------
Commitments and contingencies  (Note 23)
                                                                                                       -----------    -----------
STOCKHOLDERS' EQUITY
Preferred stock, $1 par value, 10,000,000 shares authorized at aggregate
  liquidation preference value                                                                             124,750        124,750
Common stock, $1 par value, 200,000,000 shares authorized; 47,866,334 and 42,449,134 shares issued in 2001 and 2000, respectively; 47,810,334 and 42,393,134  shares
  outstanding in 2001 and 2000, respectively                                                                47,866         42,449
Paid-in capital                                                                                            217,594         64,319
Legal surplus                                                                                                8,423          5,982
Retained earnings                                                                                          375,855        265,396
Accumulated other comprehensive (loss) income, net of income tax (benefit) of ($509) - (2000 - $581)       (12,312)         2,870
Treasury stock at par value, 56,000 shares held                                                                (56)           (56)
                                                                                                       -----------    -----------
             Total stockholders' equity                                                                    762,120        505,710
                                                                                                       -----------    -----------
             Total liabilities and stockholders' equity                                                $ 6,694,283    $ 5,463,386
                                                                                                       ===========    ===========

The accompanying notes are an integral part of these financial statements.


60  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF INCOME
YEARS ENDED DECEMBER 31,

(In thousands, except per share information)                                   2001              2000             1999
                                                                            ---------         ---------         --------
Interest income:
   Loans                                                                    $ 162,532         $ 124,184         $ 78,258
   Mortgage-backed securities                                                  96,839            78,075           58,756
   Investment securities                                                       70,940           101,852           60,235
   Other interest earning assets                                               25,784            21,434           14,430
                                                                            ---------         ---------         --------
         Total interest income                                                356,095           325,545          211,679
                                                                            ---------         ---------         --------
Interest expense:
   Loans payable                                                               14,270            34,159           24,292
   Securities sold under agreements to repurchase                             121,050           136,346           72,726
   Deposits                                                                    70,399            62,002           35,784
   Other borrowed funds                                                        65,949            50,734           28,993
                                                                            ---------         ---------         --------
         Total interest expense                                               271,668           283,241          161,795
                                                                            ---------         ---------         --------

         Net interest income                                                   84,427            42,304           49,884

Provision for loan losses                                                       4,445             4,078            2,626
                                                                            ---------         ---------         --------

         Net interest income after provision for loan losses                   79,982            38,226           47,258
                                                                            ---------         ---------         --------
Non-interest income:
   Net gain on mortgage loan sales and fees                                   187,221           134,339           80,184
   Trading activities                                                         (19,770)           (9,393)          12,914
   Gain on sale of investment securities                                        5,315             3,360            3,068
   Servicing income, net of amortization of $29,728, $14,268,
     and $10,988, in 2001, 2000, and 1999, respectively                           389            12,150           13,948
   Commissions, fees and other income                                          17,977             9,861            5,809
                                                                            ---------         ---------         --------
         Total non-interest income                                            191,132           150,317          115,923
                                                                            ---------         ---------         --------

Non-interest expenses:
   Compensation and employee benefits                                          47,759            40,514           44,838
   Taxes, other than payroll and income taxes                                   4,423             3,974            2,610
   Advertising                                                                  9,379             7,911            5,875
   Professional services                                                        5,804             4,549            5,473
   Communication and information systems                                       10,248             7,824            6,573
   Occupancy and other office expenses                                         17,170            14,060           10,849
   Depreciation and amortization                                               10,325             7,179            4,534
   Other                                                                        7,746             6,380            5,816
                                                                            ---------         ---------         --------
         Total non-interest expenses                                          112,854            92,391           86,568
                                                                            ---------         ---------         --------
         Income before income taxes and cumulative effect
           of change in accounting principle                                  158,260            96,152           76,613

Income taxes                                                                   20,338            11,496            8,687
                                                                            ---------         ---------         --------

Income before cumulative effect of change in accounting principle             137,922            84,656           67,926
Cumulative effect of change in accounting principle, net of tax                 5,929                --               --
                                                                            ---------         ---------         --------

         Net income                                                         $ 143,851         $  84,656         $ 67,926
                                                                            =========         =========         ========

Net income per common share:

Basic:
   Income before cumulative effect of change in accounting principle        $    2.87         $    1.86         $   1.55
   Cumulative effect of change in accounting principle                           0.13                --               --
                                                                            ---------         ---------         --------

         Net income                                                         $    3.00         $    1.86         $   1.55
                                                                            =========         =========         ========
Diluted:
   Income before cumulative effect of change in accounting principle        $    2.82         $    1.85         $   1.50
   Cumulative effect of change in accounting principle                           0.13                --               --
                                                                            ---------         ---------         --------

         Net income                                                         $    2.95         $    1.85         $   1.50
                                                                            =========         =========         ========

Dividends per common share                                                  $   0.475         $    0.38         $   0.30
                                                                            =========         =========         ========

The accompanying notes are an integral part of these financial statements.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   61

(DORAL LOGO)

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
YEARS ENDED DECEMBER 31,

(In thousands)                                                                2001               2000             1999
                                                                            ---------         ---------         --------
PREFERRED STOCK:
   Balance at beginning of year                                             $ 124,750         $  83,210         $  8,460
   Shares converted (8% convertible)                                               --            (8,460)              --
   Shares issued (7% noncumulative monthly income)                                 --                --           74,750
   Shares issued (8.35% noncumulative monthly income)                              --            50,000               --
                                                                            ---------         ---------         --------
         Balance at end of year                                               124,750           124,750           83,210
                                                                            ---------         ---------         --------
COMMON STOCK:
   Balance at beginning of year                                                42,449            40,485           40,485
   Common stock converted                                                          --             1,934               --
   Common stock issued                                                          5,061                --               --
   Common stock issued under Stock Option Plan                                    356                30               --
                                                                            ---------         ---------         --------
         Balance at end of year                                                47,866            42,449           40,485
                                                                            ---------         ---------         --------
PAID-IN CAPITAL:
   Balance at beginning of year                                                64,319            59,115           61,800
   Shares converted                                                                --             6,526               --
   Issuance cost of preferred stock                                                --            (1,756)          (2,685)
   Common stock issued                                                        148,386                --               --
   Shares issued under Stock Option Plan                                        4,889               434               --
                                                                            ---------         ---------         --------
         Balance at end of year                                               217,594            64,319           59,115
                                                                            ---------         ---------         --------

LEGAL SURPLUS:
   Balance at beginning of year                                                 5,982             3,596            2,499
   Transfer from retained earnings                                              2,441             2,386            1,097
                                                                            ---------         ---------         --------
         Balance at end of year                                                 8,423             5,982            3,596
                                                                            ---------         ---------         --------
RETAINED EARNINGS:
   Balance at beginning of year                                               265,396           205,875          156,315
   Net income                                                                 143,851            84,656           67,926
   Cash dividends declared on common stock                                    (21,543)          (15,943)         (12,129)
   Cash dividends declared on preferred stock                                  (9,408)           (6,806)          (5,140)
   Transfer to legal surplus                                                   (2,441)           (2,386)          (1,097)
                                                                            ---------         ---------         --------
         Balance at end of year                                               375,855           265,396          205,875
                                                                            ---------         ---------         --------
ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES:
   Balance at beginning of year                                                 2,870            (7,243)              56
   Net change in the fair value of investment securities
    available for sale, net of deferred taxes                                 (15,182)           10,113           (7,299)
                                                                            ---------         ---------         --------
         Balance at end of year                                               (12,312)            2,870           (7,243)
                                                                            ---------         ---------         --------

TREASURY STOCK AT PAR:                                                            (56)              (56)             (56)
                                                                            ---------         ---------         --------
   Total stockholders' equity                                               $ 762,120         $ 505,710         $384,982
                                                                            =========         =========         ========

The accompanying notes are an integral part of these financial statements.


62  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
YEARS ENDED DECEMBER 31,

(In thousands)                                                                           2001            2000            1999
                                                                                       ---------       ---------       --------
NET INCOME                                                                             $ 143,851       $  84,656       $ 67,926
                                                                                       ---------       ---------       --------
Other comprehensive (loss) income, net of tax:
   Unrealized net (losses) gains on securities arising during the period
     (net of taxes of $2,686 - 2001, $(3,972) - 2000, and $4,958 - 1999)                  (8,212)         10,626         (7,756)
   Amortization of unrealized loss on securities reclassified to held to maturity
     (net of taxes of $(614) - 2001 and $(105) - 2000)                                     1,842             316             --
   Reclassification adjustment for (gains) losses included in net income
     (net of taxes of $(982) - 2001, $2,531 - 2000 and $(292) - 1999)                    (10,412)           (829)           457
                                                                                       ---------       ---------       --------
Other comprehensive (loss) income before cumulative effect of change in
  accounting principle                                                                   (16,782)         10,113         (7,299)

Cumulative effect of change in accounting principle, net of taxes                          1,600              --             --
                                                                                       ---------       ---------       --------
Other comprehensive (loss) income                                                        (15,182)         10,113         (7,299)
                                                                                       ---------       ---------       --------

Comprehensive income, net of taxes                                                     $ 128,669       $  94,769       $ 60,627
                                                                                       =========       =========       ========

The accompanying notes are an integral part of these financial statements.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   63

(DORAL LOGO)

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

(In thousands)                                                                          2001             2000             1999
                                                                                     -----------      -----------      -----------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income                                                                           $   143,851      $    84,656      $    67,926
                                                                                     -----------      -----------      -----------
   Adjustments to reconcile net income to net cash used in operating activities:
      Cumulative effect of change in accounting principle                                 (5,929)              --               --
      Depreciation and amortization                                                       10,325            7,179            4,534
      Amortization of interest-only strips                                                31,859           13,588            6,897
      Amortization of servicing assets                                                    29,728           14,268           10,988
      Deferred tax provision                                                               1,686            4,882            2,917
      Provision for loan losses                                                            4,445            4,078            2,626
      Provision for losses on real estate held for sale                                      969              765              620
      Origination and purchases of mortgage loans held for sale                       (3,663,659)      (2,795,573)      (2,574,959)
      Principal repayments and sales of mortgage loans held for sale                   2,021,071        1,599,912        1,131,161
      Purchases of securities held for trading                                        (3,799,035)      (1,673,421)      (1,559,411)
      Principal repayments and sales of trading securities                             4,892,583        2,375,956        2,651,802
      Increase in interest-only strips, net                                             (113,055)         (66,947)         (48,988)
      Increase in servicing assets                                                       (44,273)         (44,342)         (48,141)
      Decrease (increase) in receivables and mortgage servicing advances                  13,226             (930)         (23,453)
      (Increase) decrease in broker-dealer's operations receivable                      (231,311)         115,687          (14,312)
      Decrease (increase) in accrued interest receivable                                   2,694           (7,712)         (18,451)
      (Decrease) increase in payable related to short sales                               (4,063)          49,363               --
      (Decrease) increase in interest payable                                             (7,449)           8,137           18,875
      Increase (decrease) in broker-dealer's operations payable                          202,061         (110,698)          12,208
      Increase (decrease) in accrued expenses and other liabilities                       11,506              609          (23,235)
      Increase in other assets                                                              (276)         (10,312)          (7,863)
                                                                                     -----------      -----------      -----------
         Total adjustments                                                              (646,897)        (515,511)        (476,185)
                                                                                     -----------      -----------      -----------
         Net cash used in operating activities                                          (503,046)        (430,855)        (408,259)
                                                                                     -----------      -----------      -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
   Purchases of securities held to maturity                                             (666,923)        (282,540)        (819,499)
   Principal repayments and maturities of securities held to maturity                  1,119,005          144,834           73,703
   Origination of loans receivable                                                      (552,329)        (384,124)        (150,551)
   Principal repayments of loans receivable                                              304,616          213,847           85,400
   Purchases of securities available for sale                                         (2,941,805)        (612,144)        (699,455)
   Proceeds from sales of securities available for sale                                2,562,233          552,826          437,314
   Principal repayments of securities available for sale                                   1,615            6,951           19,946
   Purchase of FHLB stock                                                                (16,590)         (17,860)         (14,731)
   Purchase of premises and equipment                                                    (42,170)         (36,932)         (22,266)
   Purchase of net assets of subsidiary                                                       --               --           (4,928)
   Proceeds from sales of real estate held for sale                                        3,577            2,838            1,848
                                                                                     -----------      -----------      -----------
         Net cash used in investing activities                                          (228,771)        (412,304)      (1,093,219)
                                                                                     -----------      -----------      -----------

(CONTINUED)

The accompanying notes are an integral part of these financial statements.


64  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

CONSOLIDATED STATEMENTS OF CASH FLOWS
YEARS ENDED DECEMBER 31,

(In thousands)                                                                          2001              2000             1999
                                                                                     -----------      -----------      -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
   Increase in deposits                                                              $   366,384      $   293,101      $   477,311
   Increase in securities sold under agreements to repurchase                            297,917          347,899          730,628
   Decrease in loans payable                                                            (207,456)         (30,203)         (73,244)
   Issuance of common stock, net                                                         158,692              464               --
   Issuance of preferred stock, net                                                           --           48,244           72,065
   Proceeds from FHLB advances                                                           298,500          255,000          102,000
   Increase (decrease) in notes payable                                                   14,797          (16,307)         261,320
   Dividends declared and paid                                                           (30,951)         (22,749)         (17,269)
                                                                                     -----------      -----------      -----------
         Net cash provided by financing activities                                       897,883          875,449        1,552,811
                                                                                     -----------      -----------      -----------

Net increase in cash and cash equivalents                                                166,066           32,290           51,333
Cash and cash equivalents at beginning of year                                           428,319          396,029          344,696
                                                                                     -----------      -----------      -----------

Cash and cash equivalents at the end of year                                         $   594,385      $   428,319      $   396,029
                                                                                     ===========      ===========      ===========
Cash and cash equivalents include:
   Cash and due from banks                                                           $    45,970      $    28,999      $    25,793
   Money market investments                                                              548,415          399,320          370,236
                                                                                     -----------      -----------      -----------
                                                                                     $   594,385      $   428,319      $   396,029
                                                                                     ===========      ===========      ===========
SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

   Loan securitizations                                                              $ 1,049,970      $   844,182      $ 1,306,609
                                                                                     ===========      ===========      ===========

   Reclassification of securities held to maturity to trading category               $   130,000      $        --      $        --
                                                                                     ===========      ===========      ===========

   Reclassification of securities available for sale to held to maturity category    $        --      $        --      $   592,200
                                                                                     ===========      ===========      ===========

   Reclassification of securities held to maturity to available for sale category    $   110,000      $        --      $        --
                                                                                     ===========      ===========      ===========

   Conversion of preferred stock                                                     $        --      $     8,460      $        --
                                                                                     ===========      ===========      ===========
SUPPLEMENTAL CASH FLOWS INFORMATION:

   Cash used to pay interest                                                         $   293,073      $   275,104      $   142,920
                                                                                     ===========      ===========      ===========

   Cash used to pay income taxes                                                     $    10,263      $     6,069      $     2,470
                                                                                     ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   65

(DORAL LOGO)

Notes to Consolidated Financial Statements Years Ended December 31, 2001, 2000 and 1999


1. REPORTING ENTITY

Doral Financial Corporation ("DFC" or the "Company") is a financial holding company (see Note 3) engaged in mortgage banking, banking, insurance agency and broker-dealer activities through its wholly owned subsidiaries Doral Mortgage Corporation, SANA Investment Mortgage Bankers, Inc., Centro Hipotecario de Puerto Rico, Inc., Doral Bank ("Doral Bank-PR"), Doral Bank, FSB ("Doral Bank-NY"), Doral Insurance Agency, Inc., Doral Securities, Inc., Doral Money, Inc., Doral International, Inc. and Doral Properties, Inc. ("Doral Properties").

The Company operates primarily in Puerto Rico, but it also has mortgage banking offices in Florida and New York, and three branches of a Federally chartered savings bank in New York.


2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of Doral Financial Corporation and its wholly owned subsidiaries. Accounting and reporting policies conform with generally accepted accounting principles. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is primarily engaged in the origination, purchase, securitization and sale of FHA, VA, conventional and non-conforming first and second mortgage loans, and in providing and/or arranging for interim financing for the construction of residential and other types of real estate developments and permanent financing on multifamily and commercial real estate. The Company services FHA-insured, VA-guaranteed and conventional mortgage loans pooled for issuance of Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") mortgaged-backed securities and collateralized mortgage obligation certificates issued by grantor trusts established by the Company ("CMO Certificates"). The Company also services loans for private investors, origi-nates loans for investment and provides banking services through a Puerto Rico commercial bank and a federal savings bank in New York, and provides insurance, and securities brokerage and investment banking services through Doral Insurance Agency, Inc. and Doral Securities, Inc., respectively.

On December 13, 2001, the Company entered into an agreement with UBS/PaineWebber Incorporated of Puerto Rico whereby the Company will sell the retail secu-rities brokerage operations of Doral Securities to UBS/PaineWebber. The transaction is expected to close during the first quarter of 2002. Doral Securities will continue offering institutional and investment banking services. This transaction also establishes an alliance whereby UBS/PaineWebber will lease certain premises of the Company that would serve as sales offices for certain securities products of UBS/PaineWebber. This transaction did not have a material effect on the Consolidated Financial Statements of the Company as of December 31, 2001 and for the year then ended.

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


MONEY MARKET INVESTMENTS

Money market investments consist of fixed income securities with original maturities of less than one year. These investments are carried at cost which approximates fair value due to their short-term nature. In the case of securi-ties purchased under agreements to resell, it is the Company's policy to require and take possession of collateral whose fair value exceeds the balance of the related receivable. The securities underlying the agreements are not recorded in the asset accounts of the Company, since the counterparties retain effective control of such securities.


SECURITIES HELD FOR TRADING

Securities that are bought and held principally for the purpose of selling them in the near term are classified as securities held for trading and reported at fair value generally based on quoted market prices. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Realized and unrealized changes in market value are recorded in the securities trading activities in the period in which the changes occur. Interest income and expense arising from trading instruments are included in the income statement as part of net interest income.


66  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

 In connection with securitization transactions and the sales of loans, the Company recognizes as interest-only strips ("IOs") the rights to cash flows remaining after the payment of the servicing fees and the contractual payments to the buyers of the loans. The contractual payments to the buyers are generally based on a spread over LIBOR. The contractual payments are either fixed over the life of the loans or variable with quarterly resetting. These IOs are carried at fair value, which is generally determined based on dealers' quotes or market prices for sales of similar assets. The Company also evaluates the fair value of IOs based on the present value of the estimated future excess cash flows using management's best estimate of current prepayment speed assumptions and a discount rate commensurate with the risk involved.


SECURITIES HELD TO MATURITY

Securities which the Company has the ability and intent to hold until their maturity are classified as held to maturity and reported at amortized cost. Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method.


SECURITIES AVAILABLE FOR SALE

Securities not classified as either securities held to maturity or trading securities are classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported, net of taxes, in other comprehensive income. Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method. Cost of securities sold is determined on the specific identification method.

When securities are transferred from available for sale to held to maturity, any unrealized gain or loss at the time of transfer remains in accumulated other comprehensive income and is amortized over the remaining term of the securities.


MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale are carried at the lower of net cost or fair value computed on an aggregate portfolio basis. The amount by which cost exceeds fair value, if any, is accounted for as a loss. Changes in the valuation allowance are included in the determination of income in the period in which the change occurs. Loan origination fees and direct loan origination costs related to loans held for sale are deferred as an adjustment to the carrying basis of such loans until these are sold or securitized. The securitization of mortgage loans held for sale is recorded as a sale of mortgage loans and the purchase of a mort-gage-backed security, and are classified as trading, available for sale or held to maturity.


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

Recognition of interest on loans receivable is discontinued at the banking subsidiaries when loans are more than 90 days in arrears. At that time, any interest accrued is reversed against interest income. Such interest, if ultimately collected, is credited to income in the period of the recovery. Recognition of interest on residential mortgage loans held by the Company's mortgage banking units is discontinued when other factors indicate that the collection of interest and principal is doubtful. Loans for which the recognition of interest has been discontinued are designated as non-accruing. Such loans are not reinstated to accrual status until principal and interest payments are brought up to date or when conditions indicate that the Company will collect the principal and interest.


ALLOWANCE FOR LOAN LOSSES

An allowance for losses is provided for probable losses on loans receivable and mortgage loans held for sale. The allowance for loan losses is established based upon a review of the loan portfolio, loss experience, economic conditions and other pertinent factors. Loan losses are charged and recoveries are credited to the allowance for loan losses while increases to the allowance are charged to operations.

The Company measures impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. The Company performs impairment evaluation for small-balance homogeneous loans on a group basis. Commercial loans over $1,000,000 are evaluated individually for impairment. Loans that are measured at the lower of cost or fair value are excluded. Loans are considered impaired when, based on management's evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   67

[DORAL LOGO]

BROKER-DEALER TRANSACTIONS

Securities transactions of the Company's broker-dealer operation are recorded on the trade date basis. At the end of the period, unsettled purchase transactions are recorded as part of the Company's position and as a payable, while unsettled sales transactions are deducted from the Company's position and recorded as a receivable.


INSURANCE AGENCY COMMISSIONS

Commissions of the Company's insurance agency operation are recorded when earned. The Company's insurance agency earns commissions on the sale of insurance policies issued by unaffiliated insurance companies.


SERVICING ASSETS AND SERVICING ACTIVITIES

The Company pools FHA-insured and VA-guaranteed mortgages for issuance of GNMA mortgage-backed securities. Conventional loans are pooled and issued as FNMA or FHLMC mortgage-backed securities and CMO certificates as well as sold in bulk to investors with servicing retained. The servicing rights entitle the Company to annual servicing fees based on the outstanding principal balance of the mortgage loans and the contractual servicing rate. The annual servicing fees generally fluctuate between 25 and 50 basis points, net of guarantee fees. The servicing fees are credited to income on a monthly basis.

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

The servicing assets are amortized in proportion to, and over the period of, estimated net servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Servicing assets are evaluated for impairment. In determining impairment, servicing assets are stratified based on their predominant risks characteristics, which have been determined to be the types of loans (conventional, conforming and non-conforming) and interest rates. Impairment is recognized whenever the prepayment pattern of a particular strata indicates that the fair value of the related servicing assets is less than its carrying amount. Impairment is recognized by charging such excess to income.

Under most of the servicing agreements, the Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. The Company is also required to foreclose on loans in the event of default by the mortgagor. At December 31, 2001, accounts receivable include advances to investors of approximately $5,939,000 (2000 - $10,534,000).


REAL ESTATE HELD FOR SALE

The Company acquires real estate through foreclosure proceedings. These properties are held for sale and are stated at the lower of cost or fair value less estimated costs to sell.


PREMISES AND EQUIPMENT

Premises and equipment are carried at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter, for leasehold improvements. Useful lives range from three to ten years for leasehold improvements and equipment, and forty years for office facilities.

The Company measures impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. If identified, an impairment loss is recognized through a charge to earnings based on the fair value of the property.


ACCOUNTING FOR TRANSFERS AND SERVICING OF FINANCIAL ASSETS AND EXTINGUISHMENT OF LIABILITIES

The Company recognizes the financial and servicing assets it controls and the liabilities it has incurred, derecognizes financial assets when control has been surrendered, and derecognizes liabilities when extinguished.

From time to time, the Company may sell mortgage loans and mortgage-backed securities subject to put arrangements and/or other recourse provisions. Pursuant to recourse arrangements, the Company agrees to retain or share the credit risk with the purchaser of such mortgage loans for a specified period or up to a certain percentage of the amount of loans sold. Pursuant to put arrangements, the Company grants the buyer an option, for a specified period, that allows the buyer to sell the loans or securities back to the Company at a negotiated price but does not restrict the purchaser from selling such securities to a third party at any time. The Company estimates the fair value of the retained recourse obligation or any liability incurred at the time of sale and allocates a portion of the proceeds of the sale to such obligation. Put options are recorded at fair value at the time of sale as a liability on the Company's consolidated statements of financial condition, and subsequently carried at fair value.


SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

As part of its financing activities the Company enters into


68 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT sales of securities under agreements to repurchase the same or substantially similar securities. The Company retains control over such securities, accordingly, the amounts received under these agreements represent short-term borrowings and the securities underlying the agreements remain in the asset accounts. These transactions are carried at the amounts at which transactions will be settled. The counterparties to the contracts generally have the right to repledge the securities received as collateral. Those securities are presented in the consolidated statements of financial condition as pledged investment securities.


AMORTIZATION OF DEBT ISSUANCE COSTS

Costs related to the issuance of debt are amortized to interest expense under a method that approximates the interest method, and are included in the other assets caption.


INTEREST RATE RISK MANAGEMENT

The Company has various mechanisms to reduce its exposure to interest rate fluctuations including, among others, entering into transactions dealing with financial derivatives such as futures contracts, options and interest rate swaps. Such instruments are purchased or entered into as hedges against future fluctuations in interest rates and/or market values of specifically identified assets or liabilities. For financial reporting purposes, it is the Company's general policy to mark such instruments to market with gains or losses included in the results of operations as part of the trading activities.


INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is recognized for any deferred tax asset which, based on management's evaluation, is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized.


LEGAL SURPLUS

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of Doral Bank-PR's net income for the year be transferred to a legal surplus account until such surplus equals paid-in capital. The surplus account is not available for payment of dividends.


STATEMENT OF CASH FLOWS

Cash and cash equivalents include cash and due from banks, securities purchased under agreements to resell, time deposits and other short-term investments with maturities of three months or less when purchased.

EARNINGS PER SHARE

Basic net income per share is determined by dividing net income, after deducting any dividends on preferred stock, by the weighted average number of common shares outstanding during the period.

Diluted net income per share has been computed based on the assumption that all of the shares of convertible instruments will be converted into common stock and considers the dilutive effect of stock options using the treasury stock method.


FAIR VALUE OF FINANCIAL INSTRUMENTS

The reported fair values of financial instruments are based on a variety of factors. For a substantial portion of financial instruments, fair values represent quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that may be realized in the future.

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


DISCLOSURES ABOUT SEGMENTS INFORMATION OF AN ENTERPRISE AND RELATED INFORMATION

The Company reports financial and descriptive information about its reportable segments (see Note 31). Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by the chief operating decision maker in deciding how to allocate resources and in assessing performance. DFC's management determined that the segregation that best fulfills the segment definition described above is by line of business.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   69

(DORAL LOGO)

RECLASSIFICATIONS

Certain amounts reflected in the 2000 and 1999 Consolidated Financial Statements have been reclassified to conform to the presentation for 2001. The reclassifications made include the presentation of the servicing income net of the amortization of servicing assets. See Note 11 for a disclosure of the components of net servicing income presented in the consolidated statements of income.


RECENT ACCOUNTING PRONOUNCEMENTS

Derivatives and Hedging Activities. The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended, on January 1, 2001. This statement establishes accounting and reporting standards for derivative instruments, including derivative instruments that are embedded in other contracts, and for hedging activities.

Although the Company enters into derivative transactions for hedging purposes, it generally does not designate derivatives as hedges for accounting purposes. At December 31, 2001, none of the Company's derivatives were designated as hedges, and, accordingly, they are carried at fair value with changes therein reported in earnings for the period.

Under the provisions of SFAS No. 133, the Company reclassified $110 million of its held to maturity securities as available for sale and $130 million as trading securities. As a result of this reclassification, the Company recognized a gain of $1.6 million (net of tax) in other comprehensive income and a gain of $5.9 million (net of tax) in the income statement as cumulative effect of a change in accounting principle.

In connection with the adoption of the SFAS No. 133, the Company also recognized in the Consolidated Financial Statements the fair value of $100 million of interest rate swaps previously excluded, valued at a loss of $196,000. All other derivative instruments were previously recorded at fair value and remained classified as securities held for trading.

Business Combinations. In June 2001, the Financial Accounting Standards Board ("FASB") issued SFAS No. 141, "Business Combinations." This pronouncement addresses financial accounting and reporting for business combinations. SFAS No. 141 requires the use of the purchase method of accounting for all business combinations initiated after June 30, 2001 and requires the recognition of intangible assets apart from goodwill if they meet certain criteria.

Goodwill and Intangible Assets. In June 2001, the FASB issued SFAS No. 142, "Goodwill and other Intangible Assets." This pronouncement addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition and how those assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives will not be amortized but rather will be tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling.

As of December 31, 2001, the Company had a goodwill of $9.1 million that is presented within other assets in the consolidated statements of financial condition. The Company's goodwill amortization for 2001 was $621,000. The Company will adopt the SFAS No. 142 on January 1, 2002 and will discontinue the amortization of the goodwill because its fair value exceeds its book value.

Accounting for Asset Retirement Obligations. In June 2001, the FASB issued SFAS No. 143, "Accounting for Asset Retirement Obligations." This statement addresses financial accounting and reporting for obligations associated with the retirement of tangible long-lived assets and the associated asset retirement costs. SFAS No. 143 is effective for financial statements issued for fiscal years beginning after June 15, 2002. Management believes that the adoption of this statement will not have a material effect on the Consolidated Financial Statements of the Company.

Accounting for the Impairment or Disposal of Long-Lived Assets. In August 2001, the FASB issued SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 and portions of APB 30 and develops an accounting model for long-lived assets that are to be disposed of by sale. SFAS No. 144 is effective for financial statements issued for years beginning after December 15, 2001, but earlier application is encouraged. Management believes that the adoption of this statement will not have a material effect on the Consolidated Financial Statements of the Company.


70  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

3. REGULATORY REQUIREMENTS


HOLDING COMPANY REQUIREMENTS

On March 11, 2000, the Company became a financial holding company subject to the provisions of the Gramm-Leach-Bliley Act (the "Act"). Under the Act, bank holding companies, such as DFC, all of whose subsidiary depository institutions are "well-capitalized" and "well-managed," as defined in the Bank Holding Company Act of 1956 (the "BHCA"), and which obtain satisfactory Community Reinvestment Act ratings, may elect to be treated as financial holding companies ("FHCs"). FHCs are permitted to engage in a broader spectrum of activities than those currently permitted to bank holding companies. FHCs can engage in any activities that are "financial" in nature, including insurance underwriting and brokerage, and underwriting and dealing in securities without a revenue limit or a limit on underwriting and dealing in equity securities applicable to foreign securities affiliates (which include Puerto Rico securities affiliates for these purposes). Subject to certain limitations, under new merchant banking rules, FHCs will also be allowed to make investments in companies that engage in activities that are not financial in nature without regard to the existing 5% limit for domestic investments and 20% limit for overseas investments (including Puerto Rico).

Under the Act, if the Company later fails to meet the requirements for being a FHC and is unable to correct such deficiencies within certain prescribed time periods, the Federal Reserve Board could require the Company to divest control of its depository institution subsidiaries or alternatively to cease conducting activities that are not permissible to bank holding companies that are not FHCs.


BANKING CHARTERS

Doral Bank-PR is a commercial bank chartered under the laws of the Commonwealth of Puerto Rico. Its deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF").

Doral Bank-NY is a federally chartered savings bank regulated by the Office of Thrift Supervision. Its deposit accounts are also insured by the FDIC through SAIF.


REGULATORY CAPITAL REQUIREMENTS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off balance sheet items as calculated under regu-latory accounting practices. The Company's and its banking subsidiaries' capital amounts and classification are also subject to qualitative judgments by the regulators about components, risk weightings, and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). Management believes, as of December 31, 2001, that the Company and all of its banking subsidiaries meet all capital adequacy requirements to which they are subject.

As of December 31, 2001, the most recent notification from the FDIC, dated as of September 17, 2001, categorized Doral Bank-PR as well-capitalized under the regulatory framework for prompt corrective action. To be categorized as well-capitalized, Doral Bank-PR must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the FDIC notification that management believes have changed Doral Bank-PR's category.


SAVINGS BANK REQUIREMENTS

Doral Bank-NY is a Federally chartered savings bank subject to regulation and supervision by the Office of Thrift Supervision and the FDIC. Doral Bank-NY is subject to substantially the same regulatory capital requirements of Doral Bank-PR as set forth above. Additionally, as a condition for FDIC insurance of accounts, the Company has agreed with the FDIC to maintain Doral Bank-NY's ratio of Tier 1 capital to average assets at not less than 8.0% throughout its first three years of operations which ends on October 31, 2002. As of December 31, 2001, Doral Bank-NY was in compliance with the capital requirements for a well capitalized institution and the Tier 1 capital to average assets ratio imposed by the FDIC.

DFC's, Doral Bank-PR's and Doral Bank-NY's actual capital amounts and ratios are presented in the following table. Totals of $9,112,000 (2000 - $9,757,000), $404,000 (2000 - $138,000), and $764,000 representing non-allowable assets, such as goodwill and other intangible assets, were deducted from the capital of DFC, Doral Bank-PR and Doral Bank-NY, respectively. There were no non-allowable assets in Doral Bank-NY as of December 31, 2000.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   71

(DORAL LOGO)

                                                                                                      TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL          UNDER PROMPT CORRECTIVE
(Dollars in thousands)                                    ACTUAL              ADEQUACY PURPOSES          ACTION PROVISIONS
----------------------                             ---------------------     -------------------     -----------------------
                                                   AMOUNT       RATIO (%)    AMOUNT     RATIO (%)     AMOUNT       RATIO (%)
                                                  --------      ---------   --------    -------      --------      ---------
AS OF DECEMBER 31, 2001:
Total capital (to risk-weighted assets):
    DFC Consolidated                              $777,792        18.4      $338,375       >8.0           N/A         N/A
                                                                                           _

    Doral Bank-PR                                 $242,068        13.0      $138,240       >8.0      $172,800       >10.0
                                                                                           _                        _

    Doral Bank-NY                                 $ 30,418        29.2      $  8,347       >8.0      $ 10,434       >10.0
                                                                                           _                        _
Tier I capital (to risk-weighted assets):
    DFC Consolidated                              $765,320        18.1      $169,188       >4.0           N/A         N/A
                                                                                           _

    Doral Bank-PR                                 $235,940        12.7      $ 69,120       >4.0      $103,680        >6.0
                                                                                           _                         _

    Doral Bank-NY                                 $ 30,169        28.9      $  4,174       >4.0      $  6,260        >6.0
                                                                                           _                         _
Leverage Ratio (1):
    DFC Consolidated                              $765,320        11.6      $263,855       >4.0           N/A         N/A
                                                                                           _

    Doral Bank-PR                                 $235,940         7.6      $121,251       >4.0      $151,564        >5.0
                                                                                           _                         _

    Doral Bank-NY                                 $ 30,169        12.9      $  9,327       >4.0      $ 11,659        >5.0
                                                                                           _                         _

                                                                                                      TO BE WELL CAPITALIZED
                                                                                FOR CAPITAL          UNDER PROMPT CORRECTIVE
(Dollars in thousands)                                    ACTUAL              ADEQUACY PURPOSES          ACTION PROVISIONS
----------------------                             ---------------------     -------------------     -----------------------
                                                   AMOUNT       RATIO (%)    AMOUNT     RATIO (%)     AMOUNT       RATIO (%)
                                                  --------      --------    --------    --------     --------      ---------
AS OF DECEMBER 31, 2000:
Total capital (to risk-weighted assets):
    DFC Consolidated                              $502,526        18.3      $219,424       >8.0           N/A         N/A
                                                                                           _

    Doral Bank-PR                                 $157,713        14.7      $ 85,552       >8.0       106,940       >10.0
                                                                                           _                        _

    Doral Bank-NY                                 $ 25,220        45.4      $  4,440       >8.0         5,550       >10.0
                                                                                           _                        _
Tier I capital (to risk-weighted assets):
    DFC Consolidated                              $493,139        18.0      $109,712       >4.0           N/A         N/A
                                                                                           _

    Doral Bank-PR                                 $152,664        14.3      $ 42,776       >4.0        64,164        >6.0
                                                                                           _                         _

    Doral Bank-NY                                 $ 25,091        45.2      $  2,220       >4.0         3,330        >6.0
                                                                                           _                         _
 Leverage Ratio (1):
    DFC Consolidated                              $493,139         9.2      $215,458       >4.0           N/A         N/A
                                                                                           _

    Doral Bank-PR                                 $152,664         7.5      $ 81,454       >4.0       101,817        >5.0
                                                                                           _                         _

    Doral Bank-NY                                 $ 25,091        17.5      $  5,750       >4.0         7,187        >5.0
                                                                                           _                         _

(1) Tier 1 capital to average assets in the case of Doral Financial and Doral Bank-PR, and Tier 1 capital to adjusted total assets in the case of Doral Bank-NY.


HOUSING AND URBAN DEVELOPMENT REQUIREMENTS

The Company's mortgage operation is a U S. Department of Housing and Urban Development approved, non-supervised mortgagee, and is required to maintain an excess of current assets over current liabilities and minimum net worth, as defined by the various regulatory agencies. The Company is also required to maintain fidelity bonds and errors and omissions insurance coverage, based on the balance of its servicing portfolio. The Company is in compliance with these regulatory requirements.


REGISTERED BROKER-DEALER REQUIREMENTS

Doral Securities is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Puerto Rico Office of the Commissioner of Financial Institutions (the "CFI"). Doral Securities is also a member of the National Association of Securities Dealers (the "NASD"). As a registered broker-dealer, it is subject to regulation by the SEC, the NASD and the CFI in matters relating to the conduct of its securities business, including record keeping and reporting requirements, supervision and licensing of employees and obligations to customers. In particular, Doral Securities is subject to net capital rules, which specify minimum net capital requirements for registered broker-dealers. These are designed to ensure that such institutions maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. The Company is in compliance with these regulatory capital requirements.


72  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

4. MONEY MARKET INVESTMENTS

At December 31, 2001, the Company has $266.8 million on time deposits and other short-term money markets pledged as collateral of securities sold under agreement to repurchase.

At December 31, 2001, the carrying value of securities purchased under agreements to resell included in money market investments and the estimated collateral value of the underlying securities is summarized as follows:

(In thousands)                              Collateral
                                Carrying    Estimated
Type of Collateral Pledged       Value     Market Value
--------------------------      --------   ------------
Mortgage-backed securities      $ 7,775      $ 8,687
U.S. Government securities       45,113       49,078
Other securities                  1,978        1,978
                                -------      -------
                                $54,866      $59,743
                                =======      =======

These securities were held on behalf of the Company by the dealers that arranged the transactions. At December 31, 2001, the Company has repledged approximately $6.7 million of the underlying securities.


5. SECURITIES HELD FOR TRADING

Securities held for trading consisted of:

                                             December 31,
(In thousands)                           2001            2000
--------------                        ----------      ----------
Mortgage-backed securities:
   GNMA exempt                        $  692,409      $  856,781
   GNMA taxable                           11,440          18,953
   CMO certificates                       12,743          14,951
   FHLMC and FNMA                         24,205          47,712
Interest-only strips                     236,468         157,986
P.R. Government and Agencies               4,728           1,397
Derivatives and swap
  agreements                               1,534           3,032
Other                                      9,801           1,126
                                      ----------      ----------
                                      $  993,328      $1,101,938
                                      ==========      ==========

Net unrealized gain on trading securities included in earnings for the year ended December 31, 2001, amounted to approximately $3,163,000. For the years ended December 31, 2000 and 1999, earnings included net unrealized holding gains/(losses) on trading securities of $6,981,000 and ($13,309,000), respectively.


6. SECURITIES AVAILABLE FOR SALE

The amortized cost, unrealized gains and losses, approximate market value, weighted average yield and contractual maturities of securities available for sale as of December 31, 2001 and 2000 (1999 - only market value and weighted average yield are presented) were as follows:

(Dollars in thousands)                                                       2001
-------------------------------------   ----------------------------------------------------------------
                                                                                               Weighted
                                        Amortized      Unrealized    Unrealized    Market       Average
                                          Cost            Gains        Losses      Value         Yield
                                        ---------      ----------    ----------   --------      --------
MORTGAGE-BACKED SECURITIES
  GNMA
    Due from one to five years          $  1,712         $  12       $    --      $  1,724       4.50%
    Due over ten years                    60,069           136         1,064        59,141       6.38%

  FHLMC and FNMA
    Due over ten years                   424,990           712         4,733       420,969       6.31%

DEBT SECURITIES
  FHLB Notes
    Due over ten years                    45,000           675            --        45,675       6.75%

  FHLMC ZERO COUPON
    Due over ten years                    62,061            39            --        62,100       7.65%

  US TREASURY
    Due from five to ten years            49,520            --           145        49,375       5.00%
    Due over ten years                   294,040            85         4,930       289,195       5.37%
                                        --------        ------       -------      --------       ----
                                        $937,392        $1,659       $10,872      $928,179       6.06%
                                        ========        ======       =======      ========       ====


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   73

(DORAL LOGO)

(Dollars in thousands)                                              2000                                            1999
-----------------------------------   ---------------------------------------------------------------     ----------------------
                                                                                             Weighted                   Weighted
                                      Amortized   Unrealized   Unrealized        Market       Average      Market       Average
                                         Cost        Gains       Losses          Value         Yield       Value         Yield
                                      ---------   ----------   ----------       --------     --------     --------      --------
MORTGAGE-BACKED SECURITIES
    GNMA
      Due within a year               $ 10,394      $  103        $86           $ 10,411       7.29%      $    --         $  --

    FHLMC AND FNMA
      Due within a year                 66,195       1,181         --             67,376       7.55%           --            --

DEBT SECURITIES
    FHLB NOTES
      Due over ten years                22,981       1,081         --             24,062       6.32%           --            --

    US TREASURY
      Due within a year                 10,565         610         --             11,175       6.25%           --            --
      Due from five to ten years            --          --         --                 --         --        66,325          5.50%
      Due over ten years                63,826       5,524         --             69,350       6.25%           --            --
                                      --------      ------        ---           --------       ----       -------          ----
                                      $173,961      $8,499        $86           $182,374       6.80%      $66,325          5.50%
                                      ========      ======        ===           ========       ====       =======          ====

The weighted average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value.

Proceeds from sales of securities available for sale during 2001 were approximately $2,562,000,000 (2000 - $552,826,000 and 1999 - $437,314,000). For
2001, gross gains of $12,083,000 (2000 - $8,672,000 and 1999 - $3,648,000) were realized on those sales. For 2001, gross losses of $6,768,000 (2000 - $5,312,000 and 1999 - $580,000) were realized on those sales.

Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


74  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

7. SECURITIES HELD TO MATURITY

The amortized cost, unrealized gains and losses, approximate market value, weighted average yield and contractual maturities of held to maturity securities as of December 31, 2001 and 2000 (1999 - only amortized cost and weighted average yield) were as follows:

(Dollars in thousands)                                                    2001
------------------------------------------   ---------------------------------------------------------------
                                                                                                    Weighted
                                             Amortized     Unrealized    Unrealized     Market      Average
                                               Cost          Gains         Losses       Value        Yield
                                             ---------     ----------    ----------    --------     --------
MORTGAGE-BACKED SECURITIES
  GNMA
    Due from five to ten years              $  2,878      $    52       $    --       $  2,930       6.75%
    Due over ten years                        15,429          368            --         15,797       6.99%

  CMO CERTIFICATES
    Due from one to five years                 3,139           --            15          3,124       6.08%
    Due from five to ten years                 1,836           --             9          1,827       6.50%
    Due over ten years                       100,936          420         1,598         99,758       5.89%

DEBT SECURITIES
  FHLB NOTES
    Due from five to ten years                 5,000          100            --          5,100       7.89%
    Due over ten years                       336,492       10,202            --        346,694       6.46%

  FHLB ZERO COUPON
    Due over ten years                       320,862           --        10,816        310,046       7.16%

  P.R. HOUSING BANK
    Due from five to ten years                 5,000           --            --          5,000       6.00%
    Due over ten years                         3,305           17            --          3,322       6.20%

  U.S. TREASURY
    Due over ten years                        61,088        1,084         1,764         60,408       5.36%

  P.R. ECONOMIC DEVELOPMENT BANK NOTES
    Due from one to five years                 2,000           10            --          2,010       6.60%

  OTHER
    Due from one to five years                 5,025           --            --          5,025       4.09%
    Due from five to ten years                 1,345           10            --          1,355       6.68%
    Due over ten years                         2,000           15            --          2,015       7.00%
                                            --------      -------       -------       --------       ----
                                            $866,335      $12,278       $14,202       $864,411       6.58%
                                            ========      =======       =======       ========       ====


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   75

(DORAL LOGO)

(Dollars in thousands)                                             2000                                         1999
-----------------------------------   ------------------------------------------------------------    -----------------------
                                                                                          Weighted                   Weighted
                                      Amortized    Unrealized   Unrealized    Market       Average     Amortized     Average
                                        Cost          Gains       Losses      Value         Yield       Cost          Yield
                                     -----------   ----------   ----------  ----------    --------    ----------    ---------
MORTGAGE-BACKED SECURITIES
   GNMA
      Due from five to ten years     $    2,510     $    66     $    --     $    2,576      6.60%     $    2,295      6.50%
      Due over ten years                 21,239         754          --         21,993      6.99%         24,294      6.99%

   CMO CERTIFICATES
      Due from one to five years          3,205          --          15          3,190      6.12%          5,227      6.06%
      Due from five to ten years          5,288          --          26          5,262      6.23%          5,944      6.71%
      Due over ten years                123,299         582         979        122,902      5.95%        127,764      5.89%

DEBT SECURITIES
   FEDERAL FARM CREDIT NOTES
      Due from one to five years          4,906         169          --          5,075      6.22%          4,994      6.22%
      Due from five to ten years          9,996         141          --         10,137      6.41%          9,885      6.42%

   FHLB NOTES
      Due within a year                  34,380          --          63         34,317      6.94%             --        --
      Due from one to five years         26,999          49          38         27,010      7.27%         26,539      7.31%
      Due from five to ten years         70,595         350         138         70,807      7.69%         72,592      7.30%
      Due over ten years                591,553       5,219       5,559        591,213      6.78%        598,031      6.84%

   FHLB ZERO COUPON
      Due from five to ten years        196,922          --       8,222        188,700      7.50%        182,944      7.50%
      Due over ten years                158,591      20,748          45        179,294      7.85%        146,823      7.86%

   P.R. HOUSING BANK NOTES
      Due over ten years                  3,390          --          --          3,390      6.20%          5,000      6.20%

   U.S. TREASURY
      Due within a year                   5,035       1,102       1,097          5,040      5.68%          1,597      5.03%
      Due from five to ten years         70,031       3,819          --         73,850      6.00%         70,061      6.00%
      Due over ten years                225,029       4,024       2,314        226,739      5.51%        225,070      5.48%

   P.R. ECONOMIC DEVELOPMENT
     BANK NOTES
      Due from one to five years          2,000          --          --          2,000      6.60%             --        --
      Due from five to ten years          1,345          --          --          1,345      6.68%             --        --
      Due over ten years                  2,000          --          --          2,000      7.00%             --        --
                                     ----------     -------     -------     ----------      ----      ----------      ----
                                     $1,558,313     $37,023     $18,496     $1,576,840      6.74%     $1,509,060      6.71%
                                     ==========     =======     =======     ==========      ====      ==========      ====

The weighted average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.


76  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

8. MORTGAGE LOANS HELD FOR SALE

At December 31, mortgage loans held for sale consisted of the following:

(In thousands)                                                      2001           2000
--------------                                                   ----------     ----------
Conventional single family residential loans                     $1,530,601     $  937,386
FHA/VA loans                                                         98,207        131,169
Mortgage loans on residential multifamily                           178,372        165,133
Construction and commercial real estate loans                       140,169        118,257
Consumer loans secured by mortgages                                     145          2,660
                                                                 ----------     ----------
                                                                 $1,947,494     $1,354,605
                                                                 ==========     ==========

At December 31, the aggregate amortized cost and approximate market value of these loans were as follows:

                                                              Gross       Gross      Approximate
                                              Amortized    Unrealized   Unrealized      Market
(In thousands)                                  Cost          Gains       Losses        Value
--------------                               -----------   ----------   ----------   -----------
2001                                         $1,947,494     $26,415       $9,794     $1,964,115
                                             ==========     =======       ======     ==========
2000                                         $1,354,605     $15,513       $2,049     $1,368,069
                                             ==========     =======       ======     ==========


9. LOANS RECEIVABLE

Loans receivable are related to the Company's banking and construction loan operations and consisted of:

                                                    December 31,
                                            ----------------------------
(In thousands)                                 2001              2000
--------------                              ----------        ----------
Construction loans                          $ 368,961         $ 238,393
Residential mortgage loans                     63,546            74,862
Commercial real estate                         72,397            38,353
Consumer-secured by real estate                   870             2,107
Consumer-other                                 39,109            16,652
Commercial non-real estate                     67,891            32,501
Loans on savings deposits                      10,523            10,836
Land secured                                   46,602            26,935
                                            ---------         ---------
Loans receivable, gross                       669,899           440,639
                                            ---------         ---------

Less:
   Undisbursed portion of loans
     in process                               (10,302)          (35,134)
   Unearned interest and
     deferred loan fees, net                   (9,484)           (2,476)
   Allowance for loan losses                   (6,000)           (4,838)
                                            ---------         ---------
                                              (25,786)          (42,448)
                                            ---------         ---------
Loans receivable, net                       $ 644,113         $ 398,191
                                            =========         =========

As of December 31, 2001, the Company had loans receivable and mortgage loans held for sale amounting to approximately $13,509,000 (2000 - $9,152,000) on which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $1,995,000 (2000 - $911,000).

The adjustable rate loans, mostly composed of construction and commercial real estate loans, have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect the correlation of the interest rate adjustment with the rate the Company pays on the short-term deposits that have primarily funded these loans.

At December 31, 2001, fixed rate loans and adjustable rate loans were approximately $207,185,000 and $452,412,000, respectively.

The Company evaluates loans receivable for impairment. Impaired loans as of December 31, 2001 and 2000 amounted to $2,049,000 and $1,084,000, respec-
tively. The Company determined that, given the fair value of the loans' collateral, no impairment allowance was necessary at December 31, 2001 and 2000.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   77

(DORAL LOGO)

10. ALLOWANCES FOR LOSSES

Changes in the allowances for losses were as follows:

                                                             Year ended December 31,
                                                    ----------------------------------------
(In thousands)                                        2001             2000            1999
--------------                                      --------         -------         -------
Allowance for real estate held for sale:
    Balance at beginning of period                  $  1,530         $   910         $ 1,011
    Provision for losses                                 969             765             620
    Losses charged to the allowance                   (1,134)           (145)           (721)
                                                    --------         -------         -------
       Balance at the end of period                 $  1,365         $ 1,530         $   910
                                                    ========         =======         =======

Allowance for loan losses:
    Balance at beginning of period                  $  9,387         $ 6,136         $ 5,166
    Provision for loan losses                          4,445           4,078           2,626
    Recoveries                                           198             288             358
    Other adjustments                                   (147)             --              --
    Losses charged to the allowance                   (1,411)         (1,115)         (2,014)
                                                    --------         -------         -------
       Balance at the end of period                 $ 12,472         $ 9,387         $ 6,136
                                                    ========         =======         =======

The Company allocates the allowance for loan losses between loans held for sale and loans receivable. At December 31, 2001, approximately $6,472,000 and $6,000,000 (2000 - $4,549,000 and $4,838,000), respectively of the total allowance for loan losses was allocated to loans held for sale and loans receivable, respectively.


11. SERVICING ACTIVITIES

The components of net servicing income are shown below:

                                                             Year ended December 31,
                                                    -----------------------------------------
(In thousands)                                        2001             2000             1999
--------------                                      --------         --------        --------
Servicing fees                                      $ 23,507         $ 21,248        $ 20,227
Late charges                                           5,875            4,949           4,510
Other                                                    735              221             199
                                                    --------         --------        --------
   Servicing income, gross                            30,117           26,418          24,936
   Amortization of servicing assets                  (29,728)         (14,268)        (10,988)
                                                    --------         --------        --------
Servicing income, net                               $    389         $ 12,150        $ 13,948
                                                    ========         ========        ========

The changes in servicing assets are shown below:

                                                              Year ended December 31,
                                                    ------------------------------------------
(In thousands)                                         2001             2000            1999
                                                    ---------        ---------       ---------
Balance at beginning of period                      $ 139,795        $ 109,721       $  72,568
Capitalization of rights                               44,273           44,342          48,148
Rights sold                                                --               --              (7)
Amortization:
   Scheduled                                          (20,884)         (14,268)        (10,988)
   Unscheduled (including impairment)                  (8,844)              --              --
                                                    ---------        ---------       ---------
Balance at the end of period                        $ 154,340        $ 139,795       $ 109,721
                                                    =========        =========       =========

78  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

 The Company's servicing portfolio amounted to approximately $10.0 billion, $8.8 billion and $7.6 billion at December 31, 2001, 2000 and 1999, respectively, including $1.4 billion, $867 million and $1.1 billion, respectively, of the Company's loans.

During the years ended December 31, 2001, 2000 and 1999, the Company purchased servicing rights to approximately $388.4 million, $184.3 million and $238.3 million respectively, in principal amount of mortgage loans. As of December 31, 2001, $627.8 million of the Company's servicing portfolio was internally originated prior to April 1, 1995, for which servicing assets have not been capitalized in the Company's financial statements.


12. SALES OF MORTGAGE LOANS

As disclosed in Note 2, the Company routinely originates, securitizes and sells mortgage loans into the secondary market. As a result of this process, the Company typically retains the servicing rights and may retain interest only strips. The Company's retained interests are subject to prepayment and interest rate risks.

In 2001, 2000, and 1999, the Company recognized pre-tax gains of $187.2 million, $134.3 million, and $80.2 million, respectively, on the securitization and sales of residential mortgage loans.

Values used in measuring the retained interests at the date of the sales of the loans resulting from transactions completed during the year were as follows:

- Servicing Assets from Loan Sales - The Company measures the servicing assets at the date of the sales based on current market rates in similar transactions ranging from 1.50% to 2.30% per annum, depending on the type of loan, including the recognition of retained beneficial interest in the servicing assets and interest-only strips.

- Interest-Only Strips - The Company measures the interest-only strips at the date of the transaction based on market values computed from the difference in interest rate spreads multiplied by the principal amount of loans sold by a market factor. These market factors ranged from 3.75 to 5.50 during 2001 (2000 - 4.50 to 5.50).

At December 31, 2001, fair values of the Company's retained interests were based on prices by dealers and supported by the Company's historical sales to third parties and internal valuation models. The key economic assumptions used by the Company in its internal valuation models and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions for mortgage loans at December 31, 2001 are as follows:

                                                    Servicing Assets
(Dollars in thousands)                              From Loans Sold     Interest-Only Strips
----------------------                              ----------------    --------------------
Carrying amount/fair value of retained interests:        $154,340            $236,468

Weighted-average life (in years):                            7.00                7.40
PREPAYMENT SPEED ASSUMPTION (ANNUAL RATE)                   14.65%              13.50%
   Impact on fair value of 10% adverse change            $  6,774            $  6,398
   Impact on fair value of 20% adverse change            $ 12,973            $ 12,130
RESIDUAL CASH FLOWS DISCOUNT RATE (ANNUAL)                  11.00%              12.00%
   Impact on fair value of 10% adverse change            $  5,146            $  8,219
   Impact on fair value of 20% adverse change            $  9,923            $ 15,672

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments and increased credit losses), which might magnify or counteract the sensitivities.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   79

(DORAL LOGO)

The following table presents quantitative information about delinquencies, net credit losses, and components of loans sold with recourse and/or put back options:

                                                         Principal
                                                          Amount of         Principal Amount of Loans         Net Credit
(In thousands)                                              Loans           60 days or More Past Due(1)        Losses(2)
--------------                                           ----------         ---------------------------       ----------
TYPE OF LOAN
Residential Mortgage Loans sold with recourse
  agreements and/or put back options                     $2,082,577                    $81,477                 $584
                                                         ----------                    -------                 ----

Notes: (1) Loans 60 days or more past due are based on end of period total loans.
         (2) Net credit losses are charge-offs and are based on total loans outstanding.

Recourse sales generally involve the sale of non-conforming loans to local financial institutions and to FNMA and FHLMC. As of December 31, 2001 and 2000, the Company's contractual recourse obligations relating to its mortgage servicing portfolio were approximately $1.0 billion and $770.8 million, respectively. Recourse obligations at December 31, 2001 includes $402 million expiring at various dates commencing in the first quarter of 2002 and ending in December 2003. As of December 31, 2001, the Company has an allowance for recourse provisions of $2.2 million (2000 - $1.7 million). Historical losses on recourse obligations have not been significant.

From time to time the Company may sell loans with put options. At December 31, the changes in the amounts of loans sold under these arrangements were as follows:

(In thousands)                                                                        2001             2000
--------------                                                                      --------         --------
Beginning balance                                                                   $ 43,524         $ 53,577
Puts expired                                                                         (14,814)              --
Principal repayment of underlying loans and mortgage-backed securities               (10,314)         (10,053)
                                                                                    --------         --------
Ending balance                                                                      $ 18,396         $ 43,524
                                                                                    ========         ========

These put arrangements expire between March and August of 2002. If a put option is exercised, the Company would have to buy back these loans. At December 31, 2001 and 2000, the market value of the instruments under put options exceeded the put option exercise price.


13. PREMISES AND EQUIPMENT

Premises and equipment consisted of:

                                                   December 31,
                                            -------------------------
(In thousands)                                2001             2000
--------------                              --------         --------
Office furniture and equipment              $ 34,684         $ 23,251
Leasehold improvements                        25,982           13,935
Automobiles                                      281              268
Office building                                7,976            6,387
                                            --------         --------
                                              68,923           43,841
Less - Accumulated depreciation
  and amortization                           (23,540)         (15,572)
                                            --------         --------
                                              45,383           28,269
Land                                           8,865            8,720
Construction in progress                      45,687           30,480
                                            --------         --------
                                            $ 99,935         $ 67,469
                                            ========         ========

For information regarding the capitalization of costs incurred in the construction of the Company's new headquarters, please refer to Note 32.


14. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following summarizes significant data about securities sold under agreements to repurchase for the years ended December 31, 2001 and 2000.

(Dollars in thousands)                         2001               2000
----------------------                      ----------         ----------
Carrying amount as of
  December 31,                              $2,573,772         $2,275,855
                                            ==========         ==========

Average monthly aggregate
  balance outstanding                       $2,449,394         $2,229,536
                                            ==========         ==========

Maximum balance outstanding
  at any month-end                          $2,762,755         $2,417,870
                                            ==========         ==========

Weighted average interest rate
  during the year                                 4.94%              6.12%
                                            ==========         ==========

Weighted average interest rate
  at year end                                     4.00%              6.32%
                                            ==========         ==========


80  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

The carrying and market values of securities available for sale and securities held to maturity pledged as collateral at December 31, shown by maturity of the repurchase agreement, were as follows:

(Dollars in thousands)                                2001                                            2000
----------------------           --------------------------------------------    --------------------------------------------
                                  Carrying      Market     Repurchase    Repo     Carrying      Market     Repurchase    Repo
                                    Value       Value      Liability     Rate      Value        Value      Liability     Rate
                                 ----------   ----------   ----------    ----    ----------   ----------   ----------    ----
MORTGAGE-BACKED SECURITIES
  GNMA
    Term up to 30 days           $   25,602   $   25,469   $   24,708    1.94%   $       --   $       --   $       --      --
    Term of 30 to 90 days                --           --           --      --        10,394       10,411       10,012    6.70%
    Term over 90 days                12,284       12,262       11,150    5.05%           --           --           --      --

  FHLMC AND FNMA
    Term up to 30 days              330,873      328,784      323,401    1.89%           --           --           --      --
    Term over 90 days                    --           --           --      --        52,467       53,212       51,355    6.60%

  CMO CERTIFICATES
    Term up to 30 days               65,728       64,531       42,004    2.27%       28,906       28,764       25,472    6.87%
    Term of 30 to 90 days            28,315       28,099       27,525    2.64%       21,327       21,801       18,367    7.11%
    Term over 90 days                15,428       15,331       14,834    2.65%       50,713       50,206       50,200    6.77%

DEBT SECURITIES
  FEDERAL FARM CREDIT NOTES
    Term over 90 days                    --           --           --      --        11,102       11,330        9,504    5.77%

  FHLB NOTES
    Term up to 30 days               19,493       20,300       18,072    5.67%       12,900       12,513       12,485    6.64%
    Term of 30 to 90 days            47,537       49,563       44,900    5.83%      578,777      579,982      530,737    5.79%
    Term over 90 days               294,992      302,113      287,905    5.53%           --           --           --      --

  FHLB AND FHLMC
  ZERO COUPONS
    Term over 90 days               382,922      372,146      361,475    5.46%      282,657      296,500      240,649    5.94%

  U.S. TREASURY SECURITIES
    Term up to 30 days              134,398      132,147      133,580    4.66%      177,613      185,713      178,767    6.11%
    Term of 30 to 90 days            50,000       49,078       48,621    5.90%      138,088      139,050      127,082    5.77%
    Term over 90 days                83,945       80,760       81,374    5.17%           --           --           --      --
                                 ----------   ----------   ----------    ----    ----------   ----------   ----------    ----
                                 $1,491,517   $1,480,583   $1,419,549    4.33%   $1,364,944   $1,389,482   $1,254,630    5.99%
                                 ==========   ==========   ==========    ====    ==========   ==========   ==========    ====

15. LOANS PAYABLE

At December 31, 2001 and 2000, the Company had several mortgage warehousing lines of credit and gestation or presale facilities totaling approximately $1.5 billion and $1.9 billion, respectively. Advances under these facilities are secured by mortgage loans.

Loans payable consisted of the following:

                                                                                                            December 31,
                                                                                                      ----------------------
(In thousands)                                                                                          2001          2000
--------------                                                                                        --------      --------
Loans payable resulting from the use of warehousing lines of credit and gestation or presale facilities due in 2002, at various variable rates averaging 3.01% and 7.65% at December 31, 2001 and 2000, respectively, and
  other financing arrangements.                                                                       $115,801      $323,257

Securities sold short at 5.38% and 6.25% due in January 2002 and January 2001, respectively.            45,300        49,363
                                                                                                      --------      --------
                                                                                                      $161,101      $372,620
                                                                                                      ========      ========

                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   81

(DORAL LOGO)

Maximum borrowings outstanding at any month-end during 2001 and 2000 were $304 million and $510 million, respectively. The approximate average outstanding borrowings during the periods were $250 million and $447 million, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis, was 5.70% in 2001 and 7.64% in 2000.

The existing warehousing credit facilities and other financing arrangements require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 2001, the Company was in compliance with these requirements.


16. DEPOSIT ACCOUNTS

At December 31, deposits and their weighted average interest rates are summarized as follows:

                                                2001                          2000
                                      ----------------------        ----------------------
(Dollars in thousands)                  Amount           %            Amount            %
----------------------                ----------        ----        ----------        ----
Certificates of deposit               $  946,935        4.78        $  880,035        6.57
Regular savings                          149,252        4.30            78,745        4.75
NOW accounts                             349,838        2.64           215,412        4.74
Non interest-bearing deposits            223,884          --           129,333          --
                                      ----------        ----        ----------        ----
                                      $1,669,909        3.65        $1,303,525        5.50
                                      ==========        ====        ==========        ====

At December 31, 2001 and 2000, certificates of deposit over $100,000 amounted to approximately $639,340,000 and $534,986,000, respectively.

At December 31, 2001, the banking subsidiaries had deposits from officers, directors, employees and principal stockholders of the Company amounting to approximately $3,072,000 (2000 - $6,343,000).

The Company, as a servicer of loans, is required to maintain certain balances on behalf of the borrowers called escrow funds. At December 31, 2001, escrow funds amounted to approximately $95,084,000 (2000 - $73,670,000), of which $90,802,000 was deposited with Doral Bank-PR (2000 - $69,837,000). The remaining escrow funds were deposited with other banks and therefore excluded from the Company's assets and liabilities.

A summary of certificates of deposit by maturity as of December 31, 2001 follows:

(In thousands)
----------------------------------------
2002                            $635,600
2003                             174,172
2004                              78,400
2005                              23,100
2006                              34,976
2007 and thereafter                  687
                                --------
                                $946,935
                                ========

At December 31, 2001, the banking subsidiaries had brokered certificates of deposit maturing as follows:

(In thousands)
----------------------------------------
2002                            $166,472
2003                             151,107
2004                              56,836
2005                              17,576
2006                              26,000
2007 and thereafter                  145
                                --------
                                $418,136
                                ========


82  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

17. NOTES PAYABLE

Notes payable consisted of the following:

                                                                                                              December 31,
                                                                                                          --------------------
(In thousands)                                                                                              2001        2000
--------------                                                                                            --------    --------
8.50% medium term notes due in July 2004, paying interest semiannually on January 8 and July 8            $200,000    $200,000

$100 million notes, net of discount, bearing interest at 7.65%, due on March 26, 2016, paying
  interest monthly                                                                                          97,939          --

7.84% Senior notes due on October 10, 2006, paying interest semiannually on April 10 and October 10         75,000      75,000

Senior term notes at fixed rates ranging from 8.35% to 8.55% with maturities ranging from August 2004
  to August 2007, paying interest semiannually on February 28 and August 31                                 29,000      29,000

Bonds payable secured by mortgage on building at fixed rates ranging from 6.10% to 6.90%, with
  maturities ranging from June 2003 to December 2029, paying interest monthly                               44,765      44,765

Term-notes due in 2001, collateralized by stand-by letters of credit issued by the FHLB, paying interest
  semiannually                                                                                                  --      35,000

Notes payable collateralized by mortgage servicing rights held by the Company at variable interest
  rates ranging from 8.20% to 8.35%, due on June 22, 2001, paying interest monthly                              --      38,000

Notes payable at variable interest rates (8.30% at December 31, 2000), due on December 31, 2001,
  paying interest monthly                                                                                       --      10,000

Notes payable to bank, collateralized by CMO certificates at variable interest rates (5.33% and 8.55%
  at December 31, 2001 and 2000, respectively), due on June 30, 2002, paying interest monthly                7,951       8,886

9% Demand note collateralized by CMO certificates, paying interest monthly                                      --       1,000

Zero Coupon Senior Notes (effective rate of 6.50%) due on April 30, 2007                                     1,793          --

Notes payable at fixed rates ranging from 7.00% to 8.50%, with maturities ranging from February
  2002 to August 2004, paying interest monthly                                                               3,095       3,095
                                                                                                          --------    --------
                                                                                                          $459,543    $444,746
                                                                                                          ========    ========

At December 31, 2001, the scheduled aggregate annual maturities of notes payable were approximately as follows:

(In thousands)
Year ending December 31,
------------------------
2002                            $  9,975
2003                               1,601
2004                             205,770
2005                               8,710
2006                              82,760
2007 and thereafter              150,727
                                --------
                                $459,543
                                ========


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT   83

(DORAL LOGO)

18. ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the FHLB consisted of the following:

                                                             December 31,
                                                      ------------------------
(In thousands)                                          2001            2000
                                                      --------        --------
1.850% due on January 2, 2002                         $ 50,000        $     --
7.440% due on May 31, 2002                               6,000           6,000
6.445% due on July 17, 2002                              5,000           5,000
2.450% due on December 23, 2002                        100,000              --
5.959% due on January 29, 2003                           5,000           5,000
3.340% due on October 23, 2003                          50,000              --
4.795% due on February 3, 2004                          12,000          12,000
6.190% due on August 22, 2005                           50,000          50,000
6.310% due on August 31, 2005                           80,000          80,000
6.090% due on September 11, 2005                        30,000          30,000
5.850% due on November 2, 2005                          10,000          10,000
6.454% due on October 10, 2007                          10,000          10,000
6.380% due on December 31, 2007                          7,000           7,000
5.270% due on July 21, 2009                             25,000          25,000
6.220% due on June 21, 2010                             30,000          30,000
5.740% due on September 28, 2010                        30,000          30,000
5.840% due on October 12, 2010                          39,000          39,000
5.360% due on December 1, 2010                          50,000          50,000
5.050% due on January 2, 2011                           50,000              --
4.930% due on January 3, 2011                           13,500              --
4.685% due on January 10, 2011                          35,000              --
                                                      --------        --------
                                                      $687,500        $389,000
                                                      ========        ========

At December 31, 2001, the Company had pledged qualified collateral, in the form of first mortgage notes, investments and mortgage-backed securities with a market value of $906,747,000 to secure the above advances from the FHLB.


19. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

                                                            December 31,
                                                      ------------------------
(In thousands)                                          2001            2000
--------------                                        --------        --------
Amounts retained on mortgage
  loans, generally paid within 5
  days                                                $ 13,423        $  4,588
Customer mortgages and closing
  expenses payable                                       9,869           2,968
Deferred compensation plan                               1,845           1,495
Incentive compensation payable                           3,445           3,171
Accrued interest payable                                33,408          40,857
Accrued expenses and other
  payables                                              57,580          59,229
Deferred tax liability                                  15,195          16,110
                                                      --------        --------
                                                      $134,765        $128,418
                                                      ========        ========

20. INCOME TAXES

The Company is exempt from the payment of Puerto Rico income taxes on the interest earned on mortgage loans on residential properties located in Puerto Rico that are insured or guaranteed pursuant to the provisions of the National Housing Act of June 27, 1934, as amended (referred to as "FHA loans"), or pursuant to the provisions of the Servicemen's Readjustment Act of 1944, as amended (referred to as "VA loans"), and that were executed after June 30, 1983, and prior to August 1, 1997. After that date, only those FHA and VA loans used to finance the original acquisition of newly constructed housing in Puerto Rico and mortgage-backed securities backed by such loans qualify for tax-exempt treatment. The amendment grandfathered the tax-exempt status of FHA and VA loans originated prior to August 1, 1997, and mortgage-backed securities backed by such loans.

Given the beneficial tax characteristics of these assets, the Company holds such loans and mortgage-backed securities for longer periods of time prior to sale in order to maximize the tax exempt interest produced by these


84 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT securities and loans. Therefore, net interest income has generally represented a greater proportion of the Company's total net income than that of a typical mortgage banking institution.

Those operations of the Company conducted through Puerto Rico subsidiaries are subject to Puerto Rico income tax on income derived from all sources. The Company's Puerto Rico subsidiaries are also subject to United States income taxes on certain types of investment income from U.S. sources and also on income effectively connected with any trade or business from U.S. sources. However, any federal income tax, subject to certain conditions and limitations, is creditable as a foreign tax credit against the Puerto Rico income tax liability.

Except for the operations of Doral Bank-NY and Doral Money, substantially all of the Company's operations are conducted through Puerto Rico subsidiaries in Puerto Rico; therefore, the amount of U.S. income taxes is not significant. Doral Bank-NY and Doral Money are U.S. corporations and are subject to U.S. income tax on their income derived from all sources.

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


RECONCILIATION OF EFFECTIVE TAX RATE

The provision for income taxes of the Company differs from amounts computed by applying the applicable Puerto Rico statutory rate to income before taxes. A reconciliation of the difference follows:

(Dollars in thousands)                                                     YEAR ENDED DECEMBER 31,
--------------------------                              --------------------------------------------------------------
                                                          2001                        2000                      1999
                                                        --------                    -------                    -------
Income before income taxes                              $158,260                    $96,152                    $76,613
                                                        --------                    -------                    -------

                                                                  % OF                      % OF                        % OF
                                                                 PRE-TAX                   PRE-TAX                     PRE-TAX
                                                 AMOUNT          INCOME      AMOUNT        INCOME        AMOUNT        INCOME
                                                --------         -------    --------       --------     --------       -------
Tax at statutory rates                          $ 61,721          39.0      $ 37,499        39.0        $ 29,879        39.0
Tax effect of exempt interest income,
  net of disallowance                            (38,175)        (24.1)      (18,289)      (19.0)        (13,764)      (18.0)
Tax effect of capital gains                       (7,845)         (5.0)       (8,433)       (8.8)         (1,072)       (1.4)
Other, net                                         4,637           3.0           719         0.8          (6,356)       (8.3)
                                                --------          ----      --------        ----        --------        ----
Provision for income taxes                      $ 20,338          12.9      $ 11,496        12.0        $  8,687        11.3
                                                ========          ====      ========        ====        ========        ====

The components of income tax expense for the years ended December 31, are summarized below:

(In thousands)                             2001             2000            1999
---------------------------              -------          -------          ------
Current income tax expense               $18,652          $ 6,614          $5,770
Deferred income tax expense                1,686            4,882           2,917
                                         -------          -------          ------
Total income tax expense                 $20,338          $11,496          $8,687
                                         =======          =======          ======

At December 31, the components of the net deferred tax liability were:

(In thousands)                                          2001               2000
----------------------------------------              --------           --------
Deferred tax liabilities resulting from:
Deferred income for tax purposes                      $(43,942)          $(31,551)
Deferred income for book purposes                        3,678              1,634
                                                      --------           --------
                                                       (40,264)           (29,917)
                                                      --------           --------
Deferred tax assets resulting from:
Unrealized losses on securities                         27,745             12,796
Deferred expenses                                         (642)               787
Others                                                  (2,034)               224
                                                      --------           --------
                                                        25,069             13,807
                                                      --------           --------
Net deferred tax liability                            $(15,195)          $(16,110)
                                                      ========           ========


                               DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT 85

(DORAL LOGO)

21. RELATED PARTY TRANSACTIONS

At December 31, 2001, the Company had $6,549,000 of loans outstanding to officers, directors and principal stockholders of which $6,188,000 are secured by mortgage loans. Furthermore, the Company had construction loans receivable and commitments to extend credit to related parties of $25,834,000 and $36,130,000, respectively.

The Company paid a computer service bureau, in which it holds a 33% interest, $1,581,000, $1,404,000 and $1,319,000 for services rendered during the years ended December 31, 2001, 2000 and 1999, respectively. At December 31, 2001 and 2000, the value of the Company's equity interest in this service bureau was not significant.

22. FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISK

The Company is a party to financial instruments with off balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell mortgage-backed securities and loans. Those instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The contractual amounts of those instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of those instruments. The Company uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At December 31, 2001, commitments to extend credit amounted to approximately $456,138,000 and commitments to sell mortgage-backed securities and loans amounted to approximately $481,402,000. Management believes that the Company has the ability to meet these commitments and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

A geographic concentration exists within the Company's loan portfolios since approximately 84% of the Company's lending activity is with customers located in Puerto Rico and most of its loans are secured by properties located in Puerto Rico.

The Company controls the credit risk of its future contracts through credit approvals, limits and monitoring procedures. Options on future contracts confer the right from sellers to buyers to take a future position at a stated price. Risks arise from the possible inability of counterparties to meet the terms of their contracts and from movements in securities values and interest rates.

Collateral for securities purchased under agreements to resell is kept by the Company under custody agreements. Collateral for securities sold under agreements to repurchase is kept by the counterparty.

23. COMMITMENTS AND CONTINGENCIES

The Company has several noncancelable operating leases for office facilities expiring from 2002 through 2007 and thereafter. Total minimum rental commitments for leases in effect at December 31, 2001, are as follows:

(In thousands)
Year                              Amount
----------------------           -------
   2002                          $ 4,707
   2003                            3,573
   2004                            3,275
   2005                            2,912
   2006                            2,555
   2007 and thereafter            26,870
                                 -------
                                 $43,892
                                 =======

Total rental expense for the years ended December 31, 2001, 2000 and 1999, amounted to approximately $7,200,000, $6,200,000, and $4,500,000, respectively.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business and have not been adjudicated. Management believes that these actions, when finally concluded, will not have a material adverse effect upon the financial position, results of operations or cash flows of the Company.

In connection with its mortgage securitization activities, the Company has entered into Insurance and Indemnity Agreements (the "Agreements") with insurance companies providing for the issuance of financial guaranty insurance


86 DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT policies. The insurance policies cover the payment of amounts due with respect to senior certificates issued by CMO grantor's trusts established by the Company, and provide, among other things, that the Company cannot sell, transfer or pledge the residual certificates issued by the trusts, (amounting to approximately $5.4 million), without the insurance company's approval because the residual certificates are pledged as collateral to the insurance company.

24. RETIREMENT AND COMPENSATION PLANS

Prior to March 1, 2001 the Company maintained a non-contributory target benefit pension plan (the "Old Plan") for its Puerto Rico based employees. Under the Old Plan, the Company's annual contribution was the amount estimated necessary to fund the targeted benefit. The target benefits were based on years of service and employees' compensation, as defined in the Plan. Effective March 1, 2001, the Old Plan was converted into a profit-sharing plan with a cash or deferred arrangement and renamed the Doral Financial Corporation Retirement Savings and Incentive Plan (the "New Plan"). The New Plan is available to all employees of Doral Financial who have attained age 18. Participants in the New Plan will have the option of making pre-tax or after-tax contributions. The Company will make a matching contribution with its common stock equal to $0.50 for every dollar of pre-tax contribution made by participants to the New Plan up to 5% of the participant's basic compensation, as defined. The Company will also be able to make fully discretionary profit-sharing contributions to the New Plan. All other savings plans maintained by the Company's Puerto Rico affiliates will be merged into the New Plan. Effective March 1 2001 the company amended and restated its 401K plan for U.S. based employees to conform it with the benefits available under the new plan. The Company's expense related to the retirement plans during the years ended December 31, 2001, 2000 and 1999, amounted to approximately $956,000, $1,860,000, and $1,090,000, respectively.

The Company has unfunded deferred incentive compensation arrangements (the "Deferred Compensation") with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage-banking activities, as defined, and is payable to participants after a five-year vesting period. The expense for the years ended December 31, 2001, 2000, and 1999, amounted to approximately $453,000, $350,000 and $200,000, respectively.

The Company also has incentive compensation arrangements payable currently with certain officers. The incentive payments are based on the amount of consolidated net income (adjusted for certain amounts such as extraordinary gains or losses) in excess of an established return on stockholders' equity, as defined in the agreements. The expense under these arrangements for the years ended December 31, 2001, 2000, and 1999, amounted to approximately $3,684,000, $3,436,000 and $6,844,000, respectively.


25. CAPITAL STOCK AND PAID-IN CAPITAL

On August 1, 2001, the Company issued 5,060,000 shares of common stock at a price of $32.00 per share. The net proceeds to the Company amounted to $153.4 million.

On August 31, 2000, the Company issued 2,000,000 shares of its 8.35% Non-Cumulative Monthly Income Preferred Stock, Series B (the "8.35% Preferred Stock") at a price of $25 per share, its liquidation preference. As of December 31, 2001, there were 2,000,000 shares issued and outstanding. The 8.35% Preferred Stock may be redeemed at the option of the Company beginning on September 30, 2005, at varying redemption prices that start at $25.50 per share.

On February 22, 1999, the Company issued 1,495,000 shares of its 7% Non-Cumulative Monthly Income Preferred Stock, Series A (the "7% Preferred Stock") at a price of $50 per share, its liquidation preference. As of December 31, 2001, there were 1,495,000 shares issued and outstanding. The 7% Preferred Stock may be redeemed at the option of the Company beginning on February 28, 2004, at varying redemption prices that start at $51.00 per share.

The 8.35% Preferred Stock and the 7% Preferred Stock (the "Preferred Stocks") are not convertible into shares of common stock or any other equity securities and have equal rank as to the payment of dividends and rights on liquidation. The holders of the Preferred Stocks are entitled to receive non-cumulative cash dividends on their liquidation preference when declared by the Board of Directors at the annual rate established for each series, payable monthly. The terms of the Preferred Stocks prohibit the Company from declaring or paying any dividends on the common stock (1) unless all accrued and unpaid dividends on the Preferred Stocks for the preceding 12 dividend periods have been paid and the full dividend on the Preferred Stocks for the current monthly dividend peri-od is contemporaneously declared and paid or set aside for payment or (2) if the Company has defaulted in the payment of the redemption price of any shares of the Preferred Stocks called for redemption. The terms of the Preferred Stocks provide that if the Company is unable to pay in full dividends on a series of Preferred Stock, all dividends will be distributed pro rata among the outstanding series of Preferred Stock.


                             DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  87

(DORAL LOGO)

On March 31, 2000, all of the 8,460 shares of the Company's 8% Convertible Preferred Stock (liquidation preference $1,000 per share) were converted into 1,933,714 shares of common stock at a conversion price of $4.375.

The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture of its 7.84% Senior Notes from paying dividends on capital stock (other than dividends payable in the form of capital stock or stock rights) if an event of default under any such agreements exists at such time, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since specified dates exceed a defined amount. In addition, under the Syndicated Credit Agreement, the Senior Notes Indenture and other debt agreements of the Company, the Company is prohibited from paying dividends if it fails to maintain specified minimum levels of net worth and dividend ratios, and certain other financial ratios.

As discussed in Note 3, present banking regulations limit the amount of dividends that Doral Bank-PR and Doral Bank-NY may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would cause the capital of Doral Bank-PR or Doral Bank- NY to fall below the regulatory capital requirements. In addition, the Federal Reserve Board has issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.


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

On April 16, 1997, the Company adopted a new employee stock option plan. This plan, as amended in 2001, allows for the granting of up to 3,000,000 purchase options on shares of the Company's common stock to employees, including officers and directors who are also employees of the Company. The Compensation Committee of the Board of Directors has the authority and absolute discretion to determine the number of stock options to be granted, their vesting rights, and the option exercise price. The vesting rights, however, cannot exceed ten years and the exercise price may not be lower than the market value at the date of the grant.

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

During 2000 and 1999 the Company granted stock options to buy shares of the Company's stock that will be exercisable over a period ranging from one to ten years. The options granted do not contain stock appreciation rights. Fifty percent (50%) of the options granted vest on the first anniversary of the grant date and the remaining 50% vest on the second anniversary. The options prices equaled the quoted market price of the stock at the grant date; therefore, no compensation cost was recognized.

The activity of stock options during 2001, 2000 and 1999 is set forth below:

                                       2001                           2000                           1999
                             ------------------------       ------------------------       ------------------------
                                             WEIGHTED                       WEIGHTED                       WEIGHTED
                                              AVERAGE                       AVERAGE                        AVERAGE
                             NUMBER OF       EXERCISE       NUMBER OF       EXERCISE       NUMBER OF       EXERCISE
                              OPTIONS          PRICE         OPTIONS         PRICE          OPTIONS          PRICE
                             ---------       --------       ---------       --------       ---------       --------
Beginning of year            1,482,900        $12.29        1,346,300        $12.48          444,200        $15.22
Options granted                     --            --          195,000         11.90          930,000         11.25
Options exercised             (356,200)        14.68          (30,500)        15.22               --            --
Options forfeited                 (600)        15.22          (27,900)        15.22          (27,900)        15.22
                             ---------        ------        ---------        ------        ---------        ------
End of year                  1,126,100        $11.54        1,482,900        $12.29        1,346,300        $12.48
                             =========        ======        =========        ======        =========        ======


88  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

The following table summarizes the weighted average exercise price and the weighted average remaining contractual life of the options outstanding at December 31, 2001.

                                                        WEIGHTED AVERAGE
           WEIGHTED AVERAGE       OUTSTANDING          REMAINING CONTRACT
            EXERCISE PRICE          OPTIONS               LIFE (YEARS)
           ----------------       -----------          ------------------
                $15.22               57,850                  6.25
                ======              =======                  ====

                $11.25              933,000                  8.00
                ======              =======                  ====

                $11.94              135,250                  8.25
                ======              =======                  ====

As described in Note 2, the Company uses the intrinsic value-based method to account for stock options. Had the Company implemented the fair value method described in SFAS No. 123, it would have recognized compensation expense over the options' expected life, based on their fair market value, thus the Company's net income and earnings per common share would have been reduced to the pro forma amounts indicated below:

(In thousands, except per share information)        2001            2000            1999
--------------------------------------------      --------         -------         -------
Compensation and Benefits:
   Reported                                       $ 47,759         $40,514         $44,838
   Pro forma                                      $ 49,975         $43,450         $45,578

Net Income:
   Reported                                       $143,851         $84,656         $67,926
   Pro forma                                      $141,635         $81,720         $67,200

Basic Earnings Per Share:
   Reported                                       $   3.00         $  1.86         $  1.55
   Pro forma                                      $   2.95         $  1.79         $  1.54

Diluted Earnings Per Share:
   Reported                                       $   2.95         $  1.85         $  1.50
   Pro forma                                      $   2.91         $  1.78         $  1.48

The fair value of the options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

                                                2000            1999
                                               ------          ------
Stock Price and Exercise Price                 $11.90          $11.25

Stock Option Estimated Fair Value              $ 3.70          $ 3.50

Expected Stock Option Term (years)                  4               4

Expected Volatility                                40%             37%

Expected Dividend Yield                          3.20%           2.67%

Risk-Free Interest Rate                          6.28%           6.35%


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  89

(DORAL LOGO)

27. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Employee costs and other expenses are shown in the Consolidated Statements of Income net of direct loan origination costs.

Set forth below is a reconciliation of the application of SFAS No. 91 to employee costs and other expenses:

                                                           YEAR ENDED DECEMBER 31,
                                                   ---------------------------------------
(In thousands)                                       2001           2000            1999
                                                   -------         -------         -------
Employee costs, gross                              $76,016         $63,960         $68,566
Deferred costs pursuant to SFAS No. 91              28,257          23,446          23,728
                                                   -------         -------         -------
Employee cost, net                                 $47,759         $40,514         $44,838
                                                   =======         =======         =======

Other expenses, gross                              $15,254         $13,595         $11,728
Deferred costs pursuant to SFAS No. 91               7,508           7,215           5,912
                                                   -------         -------         -------
Other expenses, net                                $ 7,746         $ 6,380         $ 5,816
                                                   =======         =======         =======

28. EARNINGS PER SHARE

The reconciliation of the numerator and denominator of the basic and diluted earnings-per-share follows:

                                                                                INCOME            SHARES          PER SHARE
(In thousands, except share data)                                             (NUMERATOR)     (DENOMINATOR)        AMOUNT
-----------------------------------------------------------------             -----------     -------------       ---------
AS OF DECEMBER 31, 2001:

Income before cumulative effect of change in accounting principle              $137,922
Less: Non-convertible preferred stock dividend                                  (9,408)
                                                                               --------

Basic EPS
Income available to common shareholders                                         128,514         44,794,192         $2.87
                                                                               --------         ----------         =====

Effect of dilutive securities
   Incremental Shares - Options                                                                   708,747
                                                                                                ----------

Diluted EPS
   Income available to common shareholders                                     $128,514         45,502,939         $2.82
                                                                               ========         ==========         =====

AS OF DECEMBER 31, 2000:

Net Income                                                                     $84,656
Less: Convertible preferred stock dividend                                        (169)
Less: Non-convertible preferred stock dividend                                  (6,637)
                                                                               --------

Basic EPS
Income available to common shareholders                                          77,850         41,887,708         $1.86
                                                                               --------         ----------         =====

Effect of dilutive securities
   Incremental Shares - Options                                                                   205,801
                                                                                                ----------

Diluted EPS
   Income available to common shareholders                                     $ 77,850         42,093,509         $1.85
                                                                               ========         ==========         =====


90  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

                                                                     INCOME           SHARES         PER SHARE
(In thousands, except share data)                                  (NUMERATOR)     (DENOMINATOR)       AMOUNT
-------------------------------------------------------            -----------     -------------     ---------
AS OF DECEMBER 31, 1999:

Net Income                                                           $67,926
Less: Convertible preferred stock dividend                              (677)
Less: Non-convertible preferred stock dividend                        (4,463)
                                                                     -------

Basic EPS
Income available to common shareholders                               62,786         40,428,920         $1.55
                                                                     -------         ----------         =====

Effect of dilutive securities
   Convertible Preferred Stock                                           677          1,933,714
   Incremental Shares - Options                                           --             58,843
                                                                     -------         ----------

Diluted EPS
   Income available to common shareholders plus assumed
     conversions                                                     $63,463         42,421,477         $1.50
                                                                     =======         ==========         =====

In 2001 and 1999, all stock options outstanding during the year have been included in the computation of outstanding shares. In 2000, 357,900 stock options were not included in the computation because they were antidilutive.

29. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2001 and 2000. The fair value of finan-cial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical costs.

                                                                           2001                                  2000
                                                              -----------------------------         ------------------------------
                                                               CARRYING             FAIR             CARRYING             FAIR
(In thousands)                                                  AMOUNT             VALUE              AMOUNT              VALUE
-------------------------------------------------             ----------         ----------         ----------         -----------
Financial assets:
   Cash and due from banks                                    $   45,970         $   45,970         $   28,999         $    28,999
   Money market investments                                      548,415            548,415            399,320             399,320
   Securities held for trading                                   993,328            993,328          1,101,938           1,101,938
   Securities available for sale                                 928,179            928,179            182,374             182,374
   Securities held to maturity                                   866,335            864,411          1,558,313           1,576,840
   Mortgage loans held for sale                                1,947,494          1,964,115          1,354,605           1,368,069
   Loans receivable                                              644,113            645,216            398,191             400,199
   Servicing assets                                              154,340            171,858            139,795             159,535

Financial liabilities:
   Securities sold under agreements to repurchase             $2,573,772         $2,575,070         $2,275,855         $ 2,272,177
   Loans payable                                                 161,101            161,101            372,620             372,620
   Deposits                                                    1,669,909          1,682,945          1,303,525           1,306,361
   Notes payable                                                 459,543            462,440            444,746             458,169
   Advances from FHLB                                            687,500            685,921            389,000             387,592

Off balance sheet financial instruments-
Interest rate swap agreements (1)                             $       --         $       --         $       --         $      (196)

(1) As disclosed in Note 2, with the adoption of SFAS No. 133 on January 1, 2001, the Company recognized the fair value of the swaps in the financial statements.


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT 91

(DORAL LOGO)

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Cash and due from banks, money market investments and loans payable: valued at the carrying amounts in the consolidated statements of financial condition. The carrying amounts are reasonable estimates of fair value due to the relatively short period to maturity.

Mortgage loans held for sale, securities held for trading, securities held to maturity and securities available for sale: valued at quoted market prices, if available. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of esti-mated future cash flows and assumed discount rates reflecting varying degrees of risk.

Derivatives: The fair value of derivative financial instruments is estimated as the amounts that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses of open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

Loans receivable: valued on the basis of estimated future principal and interest cash flows, discounted at rates commensurate with the loan characteristics. Loan prepayments are assumed to occur at speeds experienced in previous periods when interest rates were at levels similar to current levels, adjusted for any differences in the interest rate scenario. Future cash flows for homogeneous categories of loans, such as residential mortgage loans, are estimated on a portfolio basis and discounted at current rates offered for similar loan terms to new borrowers with similar credit profiles. In certain circumstances, quot-ed market prices for securities backed by similar loans, adjusted for different loan characteristics, are also used in estimating fair value.

Servicing assets: valued based on the market prices for comparable servicing sales contracts based on similar types of groups of loans. To further evaluate the estimated fair value of such servicing rights, the Company utilizes independent valuations based on present value calculations of the expected future cash flows associated with the servicing rights. Such valuations are based on assumptions that market participants would use in estimating future servicing income and expense, such as: discount rates, prepayment speeds, estimates of servicing cost, ancillary income per loan and default rates. The fair value of servicing assets as of December 31, 2001 and 2000 includes the portion of the Company's mortgage servicing portfolio consisting of loans internally originated by Doral Financial prior to the adoption of SFAS No. 122 on April 1, 1995 amounting to approximately $627.8 million and $1.4 billion, respectively, for which a servicing asset has not been recognized in the financial statements.

Deposits: for demand deposits and deposits with no defined maturities, fair value is taken to be the amount payable on demand at the reporting date. The fair values of fixed-maturity deposits, including certificates of deposit, are estimated using rates currently offered for deposits of similar remaining maturities. The value of long-term relationships with depositors is not taken into account in estimating the fair values disclosed.

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

To achieve its risk management objectives, the Company uses a combination of derivative financial instruments, particularly futures and options, as well as other types of contracts such as forward sales commitments and interest rate swaps.

The following table summarizes the activity in derivative transactions, other than interest rate swaps, for the year:


92  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

(In thousands)                            NOTIONAL AMOUNT                           FAIR VALUE
------------------------------     ---------------------------     ---------------------------------------------     --------
                                           AT DECEMBER 31              AT DECEMBER 31             AVERAGE              NET
                                                                                               FOR THE PERIOD         GAINS
                                      ASSETS       LIABILITIES      ASSETS   LIABILITIES    ASSETS   LIABILITIES     (LOSSES)
                                   -----------     -----------     -------   -----------   -------   -----------     --------
2001
Options on Futures                 $ 1,750,000     $ 1,030,000     $10,518     $ 8,085     $ 6,009     $  4,676      $  8,032
Options on Eurodollars              30,470,000      27,366,000      19,405      19,382       6,654        5,599         2,672
Forward Contracts                           --              --          --          --          --           --         4,095
Options on Bonds and
  Mortgage-Backed Securities           935,000         100,000       5,746       1,898       3,416        3,257        (3,757)
Futures on U.S. Treasury bonds
  and notes                             69,000              --         253          24          62        1,426       (18,195)
Futures on Eurodollars                      --         334,000          --       1,795          --        1,844          (260)
                                   -----------     -----------     -------     -------     -------     --------      ---------
                                   $33,224,000     $28,830,000     $35,922     $31,184     $16,141     $ 16,802      $ (7,413)
                                   ===========     ===========     =======     =======     =======     ========      =========
2000
Options on Futures                 $ 3,119,500     $ 1,899,700     $ 4,808     $ 4,300     $ 3,555     $  2,588      $ (5,043)
Options on Eurodollars              10,100,000         225,000       1,397         305       2,038        1,292         1,591
Forward Contracts                           --              --          --          --          --           --           309
Options on Bonds and
  Mortgage-Backed Securities           535,000         450,000       4,740       1,526       1,835        2,442         3,237
Futures on U.S. Treasury bonds           9,700         425,000         277       2,059          56          498        (8,148)
  and notes
                                   -----------     -----------     -------     -------     -------     --------      ---------
                                   $13,764,200     $ 2,999,700     $11,222     $ 8,190     $ 7,484     $  6,820      $ (8,054)
                                   ===========     ===========     =======     =======     =======     ========      =========

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate futures contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked-to-market daily, and are subject to margin requirements. Forward contracts are generally over-the-counter or privately negotiated contracts to sell a specified amount of certain instruments such as mortgage-backed securities at a specified price at a specified future date. Because these contracts are not traded on an exchange and are not generally marked-to-market on a daily basis, they are generally subject to greater credit risks than futures contracts.

The risk that counterparties to both, derivatives and cash instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk the Company deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. Master netting agreements incorporate rights of set-off that provide for the net settlement of subject contracts with the same counterparty in the event of default.

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

Doral Bank-PR enters into interest rate swap agreements in managing its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. Non-performance by the counterparty will expose Doral Bank-PR to interest rate risk. At December 31, 2001, Doral Bank-PR had two interest rate swaps agreements with notional amounts of $50 million each, designated to protect Doral Bank-PR from the repricing of its short-term liabilities. These agreements end on November 5, 2002, and January 16, 2003, respectively. The interest rate to be received on the swap agreements is 100% of the three-months LIBOR rate (2.46% and 2.21% at December 31, 2001, and 6.75% and 6.80% at December 31, 2000) and the fixed interest rate to be paid is 6.13% and 5.50%, respectively. At December 31, 2001, the agreements had a negative fair value of $3.2 million that has been recorded in the Consolidated Statements of Financial Condition.


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  93

(DORAL LOGO)

31. SEGMENT INFORMATION

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

The information that follows presents net interest income (loss), non-interest income, net income and identifiable assets for the Company's reportable segments.

(In thousands)                                       2001                2000                1999
                                                  ----------          ----------          ----------
NET INTEREST INCOME (LOSS)
Reportable segments:
   Mortgage banking                               $   23,853          $   (7,740)         $   17,536
   Banking                                            60,391              47,133              29,110
   Broker-dealer                                       2,486               2,164               2,366
   Insurance                                             572                  --                  --
Consolidating eliminations                            (2,875)                747                 872
                                                  ----------          ----------          ----------
         Consolidated net interest income         $   84,427          $   42,304          $   49,884
                                                  ==========          ==========          ==========

NON-INTEREST INCOME
Reportable segments:
   Mortgage banking                               $  145,164          $  142,715          $  101,866
   Banking                                            36,788              16,230               9,220
   Broker-dealer                                       8,859               7,038               6,838
   Insurance                                           4,057                 144                  --
Consolidating eliminations                            (3,736)            (15,810)             (2,001)
                                                  ----------          ----------          ----------
         Consolidated non-interest income         $  191,132          $  150,317          $  115,923
                                                  ==========          ==========          ==========

NET INCOME
Reportable segments:
   Mortgage banking                               $   96,744          $   72,565          $   52,009
   Banking                                            49,332              26,889              15,737
   Broker-dealer                                       2,073                 226               1,307
   Insurance                                           2,287                  39                  --
Consolidating eliminations                            (6,585)            (15,063)             (1,127)
                                                  ----------          ----------          ----------
         Consolidated net income                  $  143,851          $   84,656          $   67,926
                                                  ==========          ==========          ==========

IDENTIFIABLE ASSETS
Reportable segments:
   Mortgage banking                               $2,775,039          $2,708,152          $2,464,389
   Banking                                         3,715,588           2,719,551           1,935,572
   Broker-dealer                                     584,933             713,617             825,099
   Insurance                                          28,875                 158                  --
Consolidating eliminations                          (410,152)           (678,092)           (687,717)
                                                  ----------          ----------          ----------
         Consolidated total identifiable assets   $6,694,283          $5,463,386          $4,537,343
                                                  ==========          ==========          ==========


94  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

32. DORAL PROPERTIES, INC. (A SUBSIDIARY OF DFC) FINANCIAL INFORMATION

Doral Properties, Inc., was organized on October 1999, to own, develop and operate the Doral Financial Center, which will be the new headquarters of the Company and its subsidiaries. The Doral Financial Center building is under construction and should be completed in the first quarter of 2002. The following condensed financial information presents the financial position of Doral Properties, Inc., as of December 31, 2001 and 2000, and the statements of changes in stockholder's equity and cash flows for the year ended December 31, 2001 and 2000. All costs being incurred during the construction period are capitalized and will be amortized when the assets are ready for their intended use. Thus, there are no activities recorded that need to be reported in a separate statement of income.

At December 31, 2001, premises under construction includes approximately $4.9 million of capitalized interest costs. The financial statements of Doral Properties, Inc., as of December 31, 2001 and 2000 were as follows:

DORAL PROPERTIES, INC.
STATEMENTS OF FINANCIAL CONDITION

                                                                      DECEMBER 31,
                                                                -----------------------
(In thousands)                                                   2001            2000
                                                                -------         -------
ASSETS:
Cash                                                            $   669         $   409
Investment contract                                               4,280          19,215
Unamortized debt issue cost                                       2,046           2,046
Other assets                                                          4              15
Premises under construction                                      42,701          26,240
                                                                -------         -------
         Total assets                                           $49,700         $47,925
                                                                =======         =======

LIABILITIES:
Construction retainage payable                                  $ 1,769         $ 1,675
Accounts payable, principally to affiliates                       1,696              15
Bonds payable                                                    44,765          44,765
                                                                -------         -------
         Total liabilities                                       48,230          46,455
                                                                -------         -------

STOCKHOLDER'S EQUITY:
Common stock and paid-in capital                                  1,470           1,470
                                                                -------         -------

         Total liabilities and stockholder's equity             $49,700         $47,925
                                                                =======         =======

DORAL PROPERTIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                           DECEMBER 31,
                                                      ---------------------
(In thousands)                                         2001           2000
-----------------------------------------             ------         ------
Common stock and paid-in capital:
Balance at beginning of year                          $1,470         $  500
Capital contribution                                      --            970
                                                      ------         ------
Total stockholder's equity at end of year             $1,470         $1,470
                                                      ======         ======


                              DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT  95

(DORAL LOGO)

DORAL PROPERTIES, INC.
STATEMENTS OF CASH FLOWS

                                                                                  DECEMBER 31,
                                                                           --------------------------
(In thousands)                                                               2001              2000
                                                                           --------          --------
Cash flows from operating activities:
   Net income                                                              $     --          $     --
   Adjustments to reconcile net income to net cash provided by operating activities:
      Decrease in other assets                                                   11               121
      Increase in debt issue cost                                                --                (3)
      Increase in accounts payable, principally to affiliates                 1,775               439
                                                                           --------          --------

      Net cash provided by operating activities                               1,786               557
                                                                           --------          --------

Cash flows from investing activities:
   Additions to premises under construction                                 (16,461)          (12,428)
   Decrease in investment contract                                           14,935            11,283
                                                                           --------          --------

   Net cash used in investing activities                                     (1,526)           (1,145)
                                                                           --------          --------

Cash flows from financing activities:
   Capital contribution                                                          --               970
                                                                           --------          --------

Net increase in cash                                                            260               382
Cash and cash equivalents at the beginning of year                              409                27
                                                                           --------          --------

Cash and cash equivalents at the end of year                               $    669          $    409
                                                                           ========          ========


96  DORAL FINANCIAL CORPORATION 2001 ANNUAL REPORT

                              CORPORATE DIRECTORY



COMPANY HEADQUARTERS
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717


INVESTOR INQUIRIES
General inquiries from
stockholders and the investment
community may be directed to:

Richard F. Bonini
Senior Executive Vice President,
Investor Relations
Telephone: (212) 329-3729
Doral Financial Corporation
387 Park Avenue South
New York, New York 10016
or,
Mario Samuel Levis
Executive Vice President and
Treasurer
Telephone: (787) 749-7108
Doral Financial Corporation
1159 F.D. Roosevelt Avenue
San Juan, Puerto Rico 00920
Visit us online at
www.doralfinancial.com


TRANSFER AGENT AND
REGISTRAR
Telephone: 1-800-851-9677
(201) 329-8660
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com


INDEPENDENT PUBLIC
ACCOUNTANTS
PricewaterhouseCoopers LLP
BBVA Tower
P.O. Box 363566
San Juan, Puerto Rico 00936-3566


SPECIAL COUNSEL
Pietrantoni Mendez & Alvarez LLP
Banco Popular Center,
Suite 1901
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918


STOCK LISTING
Common: NASDAQ
(National Association of
Securities Dealers)
National Market System
Stock Symbol: DORL

7.00% Preferred: NASDAQ
National Market System
Stock Symbol: DORLP

8.35% Preferred: NASDAQ
National Market System
Stock Symbol: DORLO




Annual Report

Creative Director & Editorial
Lucienne Gigante

Design
Estela Morales Amaral

Photography
Jim Allen
Hector O. Torres
Angel Luis Garcia
Travel and Sports((R),)Inc. (travelandsports.com)

Printing
Bowne

Writing
Robert P. Schoene (787) 789-8964

Production, Editing and Coordination
Publishing Resources, Inc. (787) 791-5382