Form 10-K, Exhibit 13
period 2002-12-31
DORAL FINANCIAL CORP
filed 2003-03-28
CIK 840889

Cover

[Mosaic of photographs with logo]

[Text:]

Doral Financial Corporation
30 Years of Continuous Growth and Beyond
2002 Annual Report

[inside front cover]

Our Mission

To serve a diverse and growing market in Puerto Rico and the U.S. mainland with superior service and competitive financial products that facilitate:

         Individual home ownership and residential and commercial real estate development through our mortgage banking units and retail banking subsidiaries.

         Savings, the accumulation of wealth and the availability of consumer and commercial credit through our retail banks.

         Investments that meet the financial needs of corporate and institutional clients in the public and private sectors through our NASD-licensed broker-dealer subsidiary.

         Protection of assets by providing insurance products through our insurance agency subsidiary.

Our Objectives

         To constantly improve our product lines and provide unsurpassed service to our clients.

         To expand our market share in Puerto Rico and the U.S. mainland.

         To increase our banking business in U.S. markets by entering Hispanic and other underserved communities.

         To increase our banking business in Puerto Rico by optimizing services available at existing branches, adding mortgage banking and developing additional full-service facilities.

         To maximize cross-selling opportunities for Doral Insurance Agency and our retail banking subsidiaries to our large existing customer base.

         To maintain our financial flexibility and access to funding and capital markets.

         To adhere to our prudent and consistent financial policies while growing our equity base.

         To enhance shareholder value.

         To fulfill our responsibility as good corporate citizens by supporting and assisting the communities we serve.

         To maintain the highest ethical and business standards in our corporate governance.

Table of Contents

30th Anniversary Milestone                                             1
Financial Highlights                                                   2
Message from the Chairman                                              4
Dynamics of Puerto Rico                                                9
Mortgage Banking                                                      11
Retail Banking                                                        15
Insurance & Securities                                                17
U.S. Expansion                                                        19
Community                                                             21
Corporate Governance                                                  22
Board of Directors                                                    23
Corporate Officers & Subsidiary Presidents                            24
The Companies of Doral Financial Corporation                          25
Stock Prices and Dividend Policy                                      26
Selected Financial Data                                               28
Management's Discussion and Analysis                                  29
Report of the Independent Accountants                                 61
Consolidated Financial Statements                                     62
Corporate Directory Inside Back Cover

[page 1]

[photo: Doral group at NYSE on first day of trading]

Doral Financial Corporation: a Tradition of Success
30th Anniversary is a milestone on the road forward

Doral Financial Corporation, which has consistently grown at rates of 20% or more since 1997, again achieved record results for the year ended December 31, 2002, which marks the Company's 30th anniversary.

Established as a mortgage lender in 1972 with one office in San Juan, Puerto Rico, and five employees, Doral has grown into eleven separate companies that maintain one culture in terms of the service and dedication of the Company's management and its more than 2,000 employees.

This year's strong financial results follow Doral Financial Corporation's tradition of excellence through all economic cycles, including periods of very high interest rates such as those experienced between 1979 and 1983 and lower rates such as those currently prevailing.

Doral Financial achieved this growth without changing its original mission of rendering the best possible service to our customers while adhering to the safe and sound underwriting criteria established from Doral's inception.

In Puerto Rico and now in New York, the name Doral is synonymous with the highest caliber of banking services available to the consumer. This reputation grew out of the hard work and extended hours of efficient and diligent employees. At Doral, a customer's time is highly valued.

The same corporate culture of customer service that set Doral apart at the very beginning applies throughout the operation today. An $8.4 billion mortgage and retail banking institution headquartered in San Juan, Puerto Rico, Doral Financial is the largest residential mortgage lender on the island. While mortgage banking remains its core business, the Company also owns two banking institutions with 36 branches: 33 branches in Puerto Rico and three branches in New York. The Company also operates fee-income businesses including an insurance agency and an institutional broker-dealer operation.

While Doral's 30th anniversary in 2002 may be considered a milestone in itself, it marks the beginning of the next 30 years of growth as evidenced by Doral's No. 1 ranking among the top 100 U.S. banks in the May 2002 edition of U.S. Banker magazine. In addition, the Company joined the ranks of public companies traded on the prestigious New York Stock Exchange on January 8, 2003. Doral Financial Corporation common stock now trades under the symbol DRL.

In anticipation of continued growth in all Doral Financial's business lines, the Company is in a unique position to continue delivering strong financial results for many years to come.

[page 2]

Financial Highlights

[Graph 1998 - 2002]
Loan Production
CAGR = 22.27%
Note: CAGR = Compounded Annual Growth Rate

[Graph 1998 - 2002 covering mortgage servicing rights and mortgage servicing portfolio]
Servicing Portfolio
CAGR = 16.11%
Note: CAGR = Compounded Annual Growth Rate of Servicing Portfolio

[Graph 1998 - 2002]
Net Income
CAGR = 42.90%
Note: CAGR = Compounded Annual Growth Rate

[Graph 1998 - 2002 covering Doral Financial Corporation ROE; US Depositories
ROE]
Return on equity (ROE) Comparison
Note: U.S. Depositories- Commercial banks and financial institutions with operating revenue greater than $400 million included in the S&P 500 Index.

[Graph 1998 - 2002]
Efficiency Ratio
Note: Efficiency Ratio = Non-interest expenses divided by net interest income plus recurring non-interest income

[Graph 1998 - 2002 covering Doral Financial Corp; US Depositories]
Return on assets (ROA) Comparison
Note: U.S. Depositories- Commercial banks and financial institutions with operating revenue greater than $400 million included in the S&P 500 Index.

[page 3]

[Graph 1998 - 2002 covering stockholders' equity and total assets] Growing Asset and Equity Base
CAGR=30.34%
Note: CAGR = Compounded Annual Growth Rate of Total Assets

[Graph 1998 - 2002 covering earnings per share and average daily volume in thousands]
Volume and Earnings per share (EPS)

[Graph 1997 - 2002 covering Doral Financial Corp; S&P 500 stocks; NASDAQ bank stocks; SIC 6020-6029, 6710-6719, US & Foreign]
Comparison of Five-Year Cumulative Total Returns Performance Report
Prepared by the Center for Research on Security Prices, Graduate School of Business, the University of Chicago.
Produced on 02/19/2003 including data to 12/31/2002

[page 4]

[photo: Chairman]

Message from the
Chairman

The year 2002 was exceptionally satisfying for all of us at Doral Financial Corporation. Not only did we celebrate our 30th anniversary, but we also raised the bar for achievement by surpassing our own outstanding records for growth in assets, earnings and profitability. Consolidated assets at year end were $8.4 billion, and capital exceeded $1 billion for the first time. Liquid assets stood at a record $1.6 billion.

These milestones in performance were possible because of the hard work and dedication exemplified by our experienced team of employees, management and Board of Directors. Our gratitude goes to all who have contributed to the success of Doral Financial. We also thank our growing family of shareholders for their interest, support and investment in Doral Financial.

We are positioned to continue to face the challenges of the current economic climate and achieve ongoing strong growth in all segments of our business. Our assets are of the highest quality, and more than 99% of our loans are secured by real estate. Doral Financial's assets are primarily in residential mortgage loans, local tax-exempt GNMA's, U.S. Treasuries, U.S. mortgage-backed securities, residential development loans in the low to middle income market, and triple A-rated agency paper.

In 2002, the groundwork was laid for the historic moment when Doral Financial Corporation shares were listed on the New York Stock Exchange under the DRL symbol on January 8, 2003. This was yet another important step that will benefit each of our shareholders as we move ahead.

[page 5]

[caption:]
Doral Financial is proud to declare that in 2002 it paid cash dividends to its shareholders for the 55th consecutive quarter.

Another Record-Breaking Year

Our commitment to the future is reflected in the success achieved in our immediate past. Doral Financial earned a record $221.0 million for the year ended December 31, 2002, compared to income before the cumulative effect of a change in accounting principle of $137.9 million for the same period a year earlier, an increase of 60%. The increase came on the heels of last year's record-breaking 63% growth.

More remarkable is the fact that the fourth quarter of the year ended December 31, 2002 was the 20th consecutive quarter in which Doral Financial has achieved record earnings.

We have shared our success with our shareholders in the form of quarterly dividends, which continue to increase year after year. In February 2003, the Company increased its dividends from $0.44 to $0.56 annually, effective March 7, 2003.

Leading by Example

During 2002, corporate America was shaken by reports of various improprieties in some public companies' business practices, which focused increased concern and emphasis in the area of corporate governance.

The corporate culture at Doral Financial has always subscribed to and adhered to the highest levels of sound business practices, striving to lead by example. The independence of our Board of Directors, Audit Committee, and Internal Audit Department attests to this commitment, as does our relationship with PricewaterhouseCoopers LLP, our independent accountants. Further, we adhere to all the rules and regulations prescribed by the Securities and Exchange Commission as well as the New York Stock Exchange.

As always, we are committed to enhancing shareholder value, increasing productivity and efficiency. The rapid advance of technology allows new controls that are constantly implemented to achieve and maintain excellence at every level of operation, from customer service to balance sheet management.

Rock Solid

Doral Financial's common stock price increased by 37% in 2002, in contrast to the S&P 500 Bank Index, which dropped 3.88% for the same period. Over the last five years, shareholders have seen Doral's stock value increase by 238%, a rarity in today's market. Doral Financial's share value is near its recent high, yet the price-earnings ratio remains relatively low.

Doral Bank-PR, the island's fastest growing bank, finished the year with $5.0 billion in assets and $2.0 billion in deposits, an increase of 43% and 33%, respectively, compared to December 31, 2001.

Likewise, Doral Bank-NY continued its steady growth, reporting as of December 31, 2002, assets of $418.9 million and deposits of $255.2 million, an increase of 80% and 50%, respectively, compared to December 31, 2001.

Continuing the pattern of excellent financial performance enabled Doral Financial to achieve a return on average common equity (ROE) of 29.08% for the year and a return on average assets (ROA) of 2.97%, besting last year's record performance. In fact, our efficiency ratio of 35.91% for the year is one of the best among all banking or financial holding companies in the United States.

Our strong 2001 performance earned us the top spot and the cover of the U.S. Banker magazine, which named Doral Financial the best of the top 100 largest U.S. banking companies in May 2002. This designation is truly an honor and one that we are proud to share with our clients, employees and stockholders.

30 Years of Profitability

Reaching the 30th anniversary of our business is an accomplishment in itself. These years have been truly memorable. They are particularly noteworthy in view of the fact that since its inception Doral Financial has been profitable in each of these years, and continues to outperform its peers. This event, therefore, marked more than the passage of time. It reaffirmed the soundness of the strategic vision that structured Doral Financial's core businesses around diversified sources of income to maximize profits under all economic conditions.

[page 6]

[caption:]
Doral Financial earned a record $221.0 million in the year ended December 31, 2002, compared to income of $137.9 million for the same period a year earlier, an increase of 60%.

Doral Financial's loan production trajectory continued to climb to new heights in 2002, another consecutive year in which we broke our own record for growth. That new record was reached despite the continued economic slump. Of course, the low interest rates set by the Federal Reserve proved beneficial to Doral Financial's position as Puerto Rico's leading residential mortgage lender. To maximize this benefit, we extended the maturities of many of our borrowings to lock in the historically low rates, while taking prudent steps to protect the value of our loan servicing assets and investment portfolio.

In 2002, these measures contributed to Doral Financial's record loan production, which surpassed $5 billion for the first time. We achieved equally positive results with our mortgage servicing portfolio, which reached a record $11.2 billion at year end.

Puerto Rico: A Favorable Market Environment

As Doral's primary market, Puerto Rico represents an extremely favorable environment for business growth. The island's infrastructure, building codes and zoning, social and medical services, educational system, judicial process, and economic and political structure are stable components, comparable to those on the U.S. mainland. The demand for housing exceeds supply as the population continues to grow. The geographic limitations of the island, as well as the demographics, contribute to consistent appreciation in the value of existing homes.

The government of Puerto Rico is aggressively stimulating home ownership, and has committed to support the construction of 50,000 housing units through 2004 with additional input from private developers. Doral Financial is ready to service the growing mortgage loan needs of the Puerto Rico community. As the leading FHA/VA lender on the island, we are also in position to continue to benefit from tax-exempt government securities.

What Sets Doral Financial Apart?

Since its inception, Doral Financial has fostered a corporate culture of unsurpassed customer service. Our leadership position in the industry is the result of the skill, dedication and hard work of Doral employees, who remain loyal to that premise.

Doral's specialists are trained to service the various financial needs of clients with a diverse mix of products and a level of attention developed to build strong customer loyalty. We go the extra mile by offering extended hours and a highly efficient product delivery process using the latest technologies to ensure customer satisfaction. All employees in each business unit are trained to cross-sell the broad range of products available under the Doral Financial corporate umbrella to expand our mutually beneficial relationships.

Mortgage Banking: At the Core of Profitability

Mortgage banking is the core business of Doral Financial Corporation. As such, it represented the most significant contributing factor to the profitability of operations in 2002. HF Mortgage Bankers, Centro Hipotecario de Puerto Rico, Inc., SANA Investment Mortgage Bankers, Inc., and Doral Mortgage Corporation are the four components of Doral's mortgage business in Puerto Rico. Their continued outstanding successes have earned Doral Financial its leadership position as the number one residential mortgage lender on the island. Doral is uniquely prepared to continue to dominate in this thriving real estate market.

Doral Financial's prominence in the Puerto Rico market also has allowed us to maintain our leadership role in loan servicing operations, which provides a recurring source of non-interest income. At the end of 2002, our mortgage servicing portfolio stood at a record $11.2 billion.

As stated earlier, loan production surpassed $5 billion for the first time in 2002. The volume for loan production in the fourth quarter alone was up 17%, for an annual increase of 24%.

The continued high demand for new housing in Puerto Rico was the principal engine for the increased loan production, although refinancing activity naturally increased as a result of lower interest rates. However, that increase was substantially lower than in the mainland United States, because refinancing loans in Puerto Rico are generally in smaller loan amounts and tend to be driven by debt consolidation considerations rather than interest rate savings. Refinancing loans represented 57% of the Company's internal loan originations and 31% of the total loan originations for the year ended December 31, 2002, which is consistent with Doral Financial's historical experience over the last 30 years.

[page 7]

[caption:]
The corporate culture at Doral Financial has always subscribed to and adhered to the highest levels of sound business practices, striving to lead by example in this area.

Retail Banking Success

As the island's fastest growing retail bank, Doral Bank-PR, founded in 1993 with the acquisition of a small bank, has taken a leadership position in the evolution of banking. Every branch is a full-service financial center employing new technologies and high-tech delivery systems such as Internet banking. At year end, Doral Bank-PR had $5.0 billion in assets, up 43% year-to-year, and the Bank experienced a 33% increase in deposits to $2.0 billion in 2002, contributing 40% to Doral Financial Corporation's total net income.

Doral Bank-NY was launched in 1999 with the mission of offering the customer a true alternative to the impersonal banking services provided in New York by other banking institutions. Targeting underserved communities, Doral Bank-NY offers highly competitive products backed with unsurpassed personalized service.

In 2002, Doral Bank-NY maintained its highly successful growth pattern; assets increased 80% to $418.9 million, while deposits grew 50% to $255.2 million. The Bank makes sure that friendly, experienced and reliable personnel are always available to ensure that we effectively offer a wide array of financial services to our targeted communities in New York. Our commitment is paying off in terms of market support and penetration.

Looking Ahead

The year 2003 offers further opportunities and challenges, and Doral is prepared to build on our past successes. Doral Financial is strategically positioned to continue to make the most of its opportunities and to face whatever challenges arise. We aim to further grow all segments of our various businesses both in Puerto Rico and the U.S. mainland.

Our Common Stock listing on the New York Stock Exchange will increase liquidity in the stock and should add to name recognition for Doral Financial. The Board of Directors is confident that the listing will further enhance shareholder value, while providing the flexibility to move quickly in today's financial markets.

This year, the Board of Directors bids farewell to A. Brean Murray, who has served Doral as a director and friend for ten years. His valuable contributions to the growth of our institution will be missed. We also welcome John Hughes, Vice President-Risk Management of American Express Company, as a new independent member of the Board.

Over the years, Doral Financial has achieved profitability in all interest rate scenarios and difficult economic situations. We are committed to continue to enhance shareholder value as one of the best among all banking and financial holding companies in the United States. The Doral management is constantly seeking new ways to improve productivity and efficiency through new products, technological advances, and internal reorganization.

It is gratifying that the Company's efforts in this regard have been appreciated by the marketplace as reflected in the Company's stock price. We will continue to protect our shareholders' interests, while offering our customers the best and most competent service in the market.

[signature]
Salomon Levis
Chairman of the Board and Chief Executive Officer

[corresponds to page 8: 5 photos of Puerto Rico and people]

[page 9]

Dynamics of
Puerto Rico

The most developed economy in the region, and the fourth largest island, Puerto Rico is a Commonwealth of the United States, centrally located in the Caribbean and only 1,000 miles southeast of Miami, Florida and 546 miles northeast of Caracas, Venezuela. The island's position combined with a unique bicultural and bilingual business environment makes it an important gateway to the Americas. More than 3.85 million people live in Puerto Rico, an island measuring approximately 35 miles from north to south and 100 miles from east to west. Puerto Rico's Gross Domestic Product (GDP) reached $71.1 billion in the fiscal year ended June 30, 2002, an increase of 2.6% over the prior year. It has grown 31.5% over the last five years.

The local government is seeking to stimulate tourism and investment from corporations worldwide. Given a well developed infrastructure, tax incentives to domestic and foreign corporations locating in Puerto Rico, and a large, talented and educated labor pool representing the middle class, many large multinational companies have substantial operations and/or manufacturing facilities in Puerto Rico. Fifty-six of the Fortune 100 companies and 175 of the Fortune 500 companies operate in Puerto Rico, as do many other smaller U.S. and other foreign-owned corporations. There are also tax incentives to promote commercial, industrial and tourism growth originating at the local level. Businesses in Puerto Rico, including financial institutions, are generally exempt from U.S. federal taxes.

Given this industrial and commercial infrastructure, Puerto Rico has significant imports and exports. In fiscal 2002, recorded exports reached $47.2 billion, representing an increase of 55.8% over the last five years. Recorded exports compare favorably with imports, which include raw materials or semi-processed products, which totaled $29.0 billion in fiscal 2002 and grew 33.0% over the last five years.

Manufacturing has historically been the single largest contributing sector to the GDP. In fiscal year 2002, the dollar value of goods manufactured, $30.0 billion, equaled 42.2 % of Puerto Rico's GDP. This represents a growth of 30.4% over the last five years. The pharmaceutical industry produces almost two-thirds of these goods, and Puerto Rico's pharmaceutical exports in 2001 represented 25% of the total value of U.S. pharmaceutical shipments. All 12 of the Fortune 500 pharmaceutical firms, five major European pharmaceutical firms and six smaller generic pharmaceutical firms have plants operating on the island. Total employment in this sector is approximately 28,000 employees.

In the last few years there has been an even greater emphasis on high-technology industries producing software, computer hardware, medical equipment and scientific instruments, with special incentives to encourage research and development. In 2002, more than $2.0 billion was committed for new biotechnology manufacturing projects.

Education has always been emphasized in Puerto Rico. In 2001, approximately 37% of all youths between 18 and 24 years old were enrolled in institutions of higher education. Local universities awarded more than 9,000 engineering and science degrees.

One outcome of this economic activity is that disposable personal income per capita on a constant dollar basis has grown at a compounded annual rate of 3.0% over the past five years, fueling the expanded consumption that drives the manufacturing, construction, banking and service sectors of the economy.

Sources: Government Development Bank for Puerto Rico, Puerto Rico Planning Board and Puerto Rico Industrial Development Company (PRIDCO).

[corresponds to page 10 - photo of Doral Financial Plaza]

[page 11]

Mortgage Banking
Doral Financial leads the residential mortgage industry in Puerto Rico

During 2002, Doral Financial continued to be the number one residential mortgage lender in Puerto Rico with close to a 45% share of the market. Its mortgage-banking units are the most significant contributing factor to Doral Financial's excellent operating performance.

As the leader in the origination of residential loans, loan sales in the secondary market, issuance of mortgage-backed securities, and loan servicing, Doral Financial provides the most innovative and competitive products in the thriving Puerto Rico real estate market.

Doral Financial's four mortgage origination units, HF Mortgage Bankers, Doral Mortgage Corporation, SANA Investment Mortgage Bankers, Inc. and Centro Hipotecario de Puerto Rico, Inc., cater to a range of market niches in an environment where demand for housing continues to exceed supply. This segmented market approach, combined with unsurpassed customer service at all levels, will allow further market penetration for unprecedented performances year after year.

The volume of loan production in 2002 reached $5.2 billion, an increase of 24% compared to the record $4.2 billion set in 2001. Moreover, the fourth quarter of 2002 recorded the highest loan production for any given three-month period in our history, reaching $1.4 billion, an increase of 17% from the $1.2 billion recorded in the fourth quarter of 2001.

The increase in loan production was driven principally by several factors: the high demand for housing in Puerto Rico, historical high demand for refinancing, and low interest rates. Strong loan production in turn increased the servicing portfolio to $11.2 billion in 2002, compared to $10.0 billion in 2001.

Doral is uniquely positioned to continue to dominate this dynamic real estate market, as Puerto Rico housing trends presage a very attractive environment for growth.

The need for new housing in Puerto Rico is extremely high, as reflected in a 2002 study, which reported a shortage of more than 100,000 housing units. Further, while Puerto Rico's total population increased by 8.1% to 3.8 million in the last decade, according to the 2000 U.S. Census, the total number of households increased by an impressive 19.3%. The percentage of home ownership on the island continued at the high level of 72.9%. Meanwhile, due to the shortage of housing and limited land availability, real estate values continue to increase yearly.

To further stimulate home ownership, the government has a policy calling for the construction of 50,000 residential units by 2004. Meanwhile, private developers are adding an estimated 50,000 residential units.

Considering the large number of new housing units projected to come on stream, Doral Financial expects to increase its mortgage banking volume in Puerto Rico, in spite of its already high market share of approximately 45%. This increase will be fueled primarily by an increase in tax-exempt, HUD-insured loans. Doral Financial is uniquely positioned and ready to service the island's growing mortgage loan needs.

Refinancing activity naturally increased as a result of lower interest rates. In 2002, 57% of the Company's internal loan originations were refinancing loans, consistent with Doral Financial's historical experience over the last 30 years. In Puerto Rico, refinancing loans are generally in smaller loan amounts and tend to be driven by debt consolidation considerations rather than interest rate savings. The higher borrowing costs for personal, auto and other types of credit make the lower mortgage interest rates more attractive for consumers. In addition, interest paid on a mortgage loan in Puerto Rico is tax deductible, while interest expense from other non-mortgage loans is not.

[caption for page 10 photo:] DORAL FINANCIAL PLAZA: Doral Financial Corporation consolidated its Puerto Rico operations in 2002 in a state-of-the-art building equipped with the latest technology and a 920-space multilevel parking facility. This consolidation will enhance productivity and communications among Doral Financial subsidiaries, its various departments, management and its more than 2,000 employees.

[Corresponds to page 12: 3 photographs of mortgage banking projects]

[corresponds to page 13: photo of mortgage banking project]

HF Mortgage Bankers

HF Mortgage Bankers dominates new residential property financing in Puerto Rico, and works with Doral Bank-PR to provide short-term construction financing for housing developments. HF is the largest provider of permanent mortgage financing for new housing developments, with a strong reputation among developers for excellence in service.

HF's loan production again increased in 2002, establishing a new record over the previous year. Currently operating 14 branch offices throughout Puerto Rico, HF plans to add four new offices in 2003. HF Mortgage Bankers expects continued growth to come from new residential developments, spot loans, and short-term financing.

HF has distinguished itself by introducing innovative products to the market, including a new Internet service that clients can access at their own convenience 24 hours a day to originate loans online and check on the status of their current loans.

Doral Mortgage Corporation

Aggressive advertising and mass marketing have established the Doral name as the leader in mortgage lending across the island. Doral Mortgage Corporation is, therefore, the flagship of the Company's mortgage operations, providing a wide range of real estate-secured loan products, especially FHA/VA, conforming and non-conforming loans, with an emphasis on consumer loans secured by first mortgages with low balances and strong borrower equity.

These loans provide Doral Financial with an attractive yield during the period they are held prior to sale, and they are in strong demand among local financial institutional purchasers. Doral Mortgage has 26 offices across the island.

Even though Doral Mortgage has grown to more than 400 employees, it continues to provide the high level of personalized service established at its inception. Doral Mortgage employees, known for working extended hours, strive to make every customer feel well served and appreciated. Doral Mortgage is known not only for its service but also for its prompt turnaround.

Centro Hipotecario de Puerto Rico, Inc.

Centro Hipotecario de Puerto Rico also provides an array of FHA/VA, conforming and non-conforming loan products through its three retail origination offices in Puerto Rico. Specializing in real estate broker and personal client relationships, Centro Hipotecario has developed a loyal clientele who continuously refer new business that expands its strong customer base. The success of Centro Hipotecario is based on personal service, including the involvement of its top management in servicing customers.

SANA Investment Mortgage Bankers, Inc.

A leader in providing mortgage lending for affordable housing, SANA Investment Mortgage Bankers was acquired in 1999. SANA has grown to 11 offices throughout the island and has distinguished itself in the market because of its ability to rapidly process loan applications. Telemarketing efforts, innovative print advertisements, and its superb human resources strengthen the market support for SANA, which continues to improve its outstanding performance year after year.

[corresponds to page 14: 5 photos related to Doral Kids Account]

[corresponds to page 15]

Retail Banking

The Fastest Growing Bank In Puerto Rico

In merely nine years Doral Bank-PR has captured a 5% share of the deposit market of Puerto Rico's retail banking industry by offering innovative products at state-of-the-art branches, combining these with exceptional service programs. In terms of customer satisfaction, Doral today ranks top among the island's retail banks.

Once again, Puerto Rico's fastest growing bank experienced an excellent year in 2002 as it increased net income by a striking 81% to $88.8 million, compared to $49 million in 2001. Similarly, it increased assets by 43% to $5.0 billion compared to $3.5 billion in 2001. In keeping with Doral Financial's strategy of diversifying its revenue streams, this year Doral Bank contributed 40% to the Company's net income. Doral Bank achieved these exceptional results by maintaining the Company's philosophy of focusing on secured lending, which lowers the level of credit risk.

With 33 branches, mostly in metropolitan San Juan and northeast areas of the island, Doral Bank is successful because of its drive to offer innovative quality products, extended office hours, convenient locations and outstanding service. The Bank opened 18 branches in the past three years, four in 2002, and plans to open at least six branches in the year ahead as it looks to further expand in the fast-growing northeast sector of the island.

Most of the new branches will be Doral Financial Centers, providing one-stop financial services where customers can meet all their financial needs. Doral Financial Centers offer loan and deposit banking products from Doral Bank, residential mortgage loans from one of the Company's mortgage origination units, insurance products from Doral Insurance Agency, Inc. and securities products through an agreement with UBS PaineWebber.

Doral Bank branches also serve as payment centers for Doral Financial mortgage loan units, in this way providing an excellent cross-selling opportunity for the Corporation's variety of products. In addition to the branch network, the Bank also offers 24-hour telephone service and a full-service online website where customers can check account balances and pay bills through the Internet, among other features.

At Doral Bank it is an honor to serve our customers. Our experienced professionals offer superior, consistent and personalized service every time a customer visits. We have placed a concierge at the door of each branch to help and direct customers to the services they seek. The concierge concentrates on each customer's particular needs to make sure his or her experience at the Doral Bank branch is a pleasant one. They even provide the neighborly gesture of offering coffee and cookies.

This year, Doral Bank entered the credit card business by offering the Doral Visa and Gold Visa. In addition, the Bank introduced the Doral Kids account in an effort to educate children about banking services and the importance of savings. Supported by an aggressive marketing and educational campaign, Doral Bank opened 21,000 Doral Kids accounts in six months, which resulted in a tremendous cross-selling opportunity for new business, when more than half the children brought their parents in to open accounts as well.

Doral Bank is proud to say that its efforts have not gone unnoticed. In a recent independent study of brand awareness, and for the second consecutive year, Doral Bank was the second most recognized name in the banking industry in Puerto Rico, surpassing banks that have been on the island for more than 30 years.

At Doral Bank our most valuable asset has always been our people, and we work hard to make sure our more than 700 employees feel that Doral is their home. Doral Bank's Smile campaign, implemented this year, encourages team building and good customer relationships while promoting cross-selling opportunities by awarding workers with surprise gifts and prizes. Since the implementation of the campaign, cross selling and productivity have increased dramatically.

We take pride in what we do at every level, and customers notice the difference.

[caption for page 14 photo:] KIDS SAVE AT DORAL: In 2002, Doral Bank-PR introduced the Doral Kids account to educate children about banking services. Paola Tirado Colon, left, was one of the first to open a Doral Kids account. Six months after launching the product, Doral Bank has opened a whopping 21,000 Kids accounts!

[corresponds to page 16: photo: Doral Bank employee with a customer]

[corresponds to page 17]

Insurance & Securities
Fee Income Businesses Growing

Fee income for Doral Financial Corporation is increasing at an accelerated pace of more than 30% per year, because of the growth of our banking, insurance agency and institutional securities operations. The Company expects fee income to become a more significant part of its earnings mix as Doral makes better use of its branch network and brand name recognition to introduce additional products and services.

Doral Insurance Agency

In its second full year of operations, Doral Insurance Agency increased its net income a remarkable 113% to $4.9 million, compared to $2.3 million in 2001. This strong performance in a new line of business was the result of the subsidiary's ability to successfully tap Doral Financial's extensive customer base for cost-effective sales.

Doral Insurance's key products continue to be those related to mortgage lending, including dwelling insurance, title insurance and flood insurance. Through effective cross-selling efforts, Doral Insurance has been able to capture more than 80% of the title insurance and dwelling insurance for Doral Financial mortgage customers in 2002.

This year Doral Insurance expanded its business line by adding a variety of optional insurance coverage products. The line now includes dwelling, flood, homeowners, automobile (personal and commercial), commercial property, medical professional liability, hospital liability, umbrella (personal and commercial), builder's risk, bonds, inland marine insurance, and commercial products.

As property values in Puerto Rico continue to increase, our representatives will take further advantage of cross-selling opportunities for insurance coverage by providing customers with a complete line of insurance products.

Revenues are expected to continue to grow as Doral Insurance produces higher commission income on products for commercial clients. The Doral customer base holds further growth potential for the agency as it enters the optional market of life insurance, homeowners and car insurance.

Doral Securities

Doral Securities continued to increase its contribution to the Company's bottom line as it more than doubled net income to $4.4 million in 2002, from $2.1 million in 2001, responding to the Company's revenue diversification strategy.

The successful sale of its retail securities brokerage business to UBS PaineWebber frees Doral Securities to focus on areas of institutional brokerage and investment banking, which are expected to produce greater profits. For the next four years, Doral Financial will also continue to receive commission income from the retail portfolio sold to UBS PaineWebber.

Doral Financial also entered into an agreement that will permit UBS PaineWebber to sell investment products at selected Doral Bank branches and Doral Financial Centers. These arrangements also allow Doral Financial to earn a portion of the commissions of such sales without incurring the cost of maintaining the overhead of a retail securities staff.

Doral Securities continues to provide institutional investment banking services as well as to assist Doral Financial in the identification of cost-effective financial services. Doral Securities has plans to enter into the institutional investment advisory business during the year 2003. This activity will generate additional fee-based income through co-advising in the managing of Puerto Rico fixed income investment companies. Doral Securities will also become an introducing broker for two futures commodities dealers, which will result in an increase in referral commission business.

[corresponds to page 18: photo: Doral Bank - New York Headquarters]

[page 19: photo: New York Developer]

U.S. Expansion
Doral Succeeds in New York
More expansion on the horizon

Doral Financial subsidiaries on the U.S. mainland, Doral Money and Doral Bank-NY, have made inroads into the market by targeting moderate-income areas of New York with a focus on multifamily and other real estate-secured lending.

Doral Bank, which initiated operations in New York in 1999 as a FDIC-insured, federal savings bank, offers a full range of retail banking products with emphasis on real estate-secured lending. Targeting traditionally underserved communities, including the growing Hispanic community now the nation's largest minority group, Doral Bank is effectively penetrating the market.

The Bank continued its steady growth, increasing assets 80% from $233 million in 2001 to $418.9 million in 2002, while deposits increased 50% to $255.2 million from $169.6 million for the same period.

Metropolitan New York has a population in excess of 14 million, with minority communities making up 47.6% of the total. Such statistics translate into an extraordinary opportunity for Doral to continue its solid growth.

Doral has distinguished itself in New York by providing a friendly, service-oriented alternative to the traditional banking system that has ignored the retail consumer for many years. Doral Bank branches are open for extended hours, seven days a week, and offer innovative and competitive products, including free checking, combined with exceptional service.

Our success lies in our ability to understand the needs of the communities we serve. Managed by New York talent, each bank branch is also staffed with experienced personnel fully proficient in the predominant language of the surrounding neighborhood. Doral tailors marketing campaigns to each community's needs.

In addition to Doral Bank headquarters at 27th Street and Park Avenue South, the Bank has branches in Washington Heights in upper Manhattan and Astoria in Queens. These are fully equipped, state-of-the-art facilities, offering the latest technology in Internet banking and 24-hour telephone banking.

Doral plans to expand its network throughout the five New York boroughs with a goal of opening 10 more branches during the next three years.

An integral part of the community, Doral Bank provides educational seminars offering financial advice to consumers about the importance of maintaining good credit, what is needed to secure a loan, and other pertinent information.

Since its founding, Doral Bank's corporate commitment is to offer the highest quality service with sound banking products backed by good business practices that are unique in the New York communities it targets.

[caption for page 18 photo:] TARGETING THE UNDERSERVED: In New York, Doral Bank effectively penetrates the market by targeting the communities underserved by the traditional banking system. Doral Bank, headquartered at 27th Street and Park Avenue South, left, focuses on multifamily lending and other real estate-secured lending. Our customer, Thomas John, top right, is a New York developer who owns multifamily buildings in Queens.

 [page 20: photo: President of Doral Financial Corporation with customer and US government employee]

[page 21]

Community
Giving Back To The Community

As a concerned member of the community, Doral Financial Corporation strives to make life better for all.

Doral has made a significant contribution to moving our community forward by means of education, art and health programs. We care about people and work to empower them through a genuine concern for their needs and programs that help individuals help themselves. We feel it is important to support many different and varied programs in order to improve the quality of life for everyone.

With its investments, grants, donations and employee participation programs, Doral supports many charities, community organizations, non-profit institutions, sports and cultural initiatives that promote a better quality of life.

We are strongly committed to the Chana Goldstein and Samuel Levis Foundation, which promotes education and helps the homeless. The Company also supports Children Who Want To Smile, a dynamic organization devoted to children with cancer. In the arts, we have made contributions to two prestigious institutions, the Ponce Art Museum and the Puerto Rico Art Museum, in support of their programs. Doral Financial Corporation has sponsored Opera de Puerto Rico and many wonderful film and theater projects. We believe in the value of sports, and proudly sponsor Little League baseball throughout the island. In addition, we also support the United Way through an employee donation program.

As part of our community outreach program to determine community needs, Doral Financial has fostered beneficial relationships with community leaders, neighborhood groups, government officials and other concerned individuals. Our personnel actively participate in civic organizations, community councils and other agencies.

Doral recognizes the role education plays in low and moderate income communities. First-time homebuyer seminars and small business seminars are conducted regularly in convenient locations to educate the public on various lending programs, of which the First Home Club is but one example. Doral Financial's goal, through community development, is to be a leader in meeting the financial needs of all segments of the community. Doral acknowledges its place in society, and plays a strategic role in helping to strengthen our community's moral fiber. We have seen how our investment in the community builds self-confidence, pride, self-esteem and knowledge in our young people, the kind of results that make the future brighter for all humanity.

We are deeply appreciative of our community and honored to serve it, and we pledge our ongoing support not only to the people enjoying the benefits now, but more important, to future generations.

[captions for page 20 photo:]

MAKING HISTORY: Doral Financial units, Doral Bank-PR and HF Mortgage Bankers, made history as they helped the first family in Puerto Rico to acquire a home under the new amendments of the Section 8 Home Ownership Voucher Program. Before the amendment, the program provided financial assistance to help very low-income families, the elderly and the disabled with rent subsidies. Now, first-time homebuyers use the voucher subsidy to meet monthly mortgage payments.

Zoila Levis, right, president of Doral Financial Corporation, talks with Nivea
E. Santiago, Program Analyst of the Caribbean Office of Public Housing of the U.S. HUD while Ramon Texidor, center, is the happy first-time homeowner.

[page 22]

Corporate Governance

[photo: Doral Financial Group at NYSE]
[caption for photo:] HIGHEST ETHICAL AND BUSINESS STANDARDS: Doral Financial Corporation's Board of Directors accompanied by Richard Grasso, Chairman and CEO of the New York Stock Exchange, sixth from right, and Doral Financial Corporation Treasurer, Mario S. Levis, fourth from right.

The year 2002 was marked by a number of highly publicized corporate and accounting scandals caused by the unfortunate actions of a small group of individuals.

Doral Financial has always striven to maintain the confidence of our shareholders by adhering to the highest ethical and business standards, which reflect the high ethical principles of the Company's founders as well as those of the thousands of our employees who work every day to increase shareholder value without "cutting corners."

While proud of our tradition and convinced that the key to corporate governance is the integrity of a company's management, we have taken a number of important steps during 2002 in our ongoing efforts to maintain the best corporate governance and highest ethical practices. These efforts include the following:

         listing our common stock on the New York Stock Exchange, the stock exchange historically noted for the strictest corporate governance standards;

         adopting a stricter comprehensive code of business conduct and ethics for all employees and directors;

         reconfiguring the composition of our Board of Directors so that it consists of a majority of independent directors;

         forming the Nominating and Corporate Governance Committee, composed entirely of independent directors, responsible for nominating directors and developing a set of written corporate governance standards for the Company;

         developing a written charter for the Company's existing Compensation Committee;

         strengthening our Audit Committee by adding a new independent director with extensive financial and risk management experience; and

         expensing employee stock options commencing January 1, 2003.

We anticipate that we will continue to take additional steps in 2003 and in the future as corporate governance principles continue to evolve. We will be driven by our continued strongly felt belief that true excellence as a company can only be achieved by obtaining outstanding operational and financial results without compromising integrity or ethical standards.

[page 23 : contains photos of 11 individuals]

Board of Directors

SALOMON LEVIS
Chairman of the Board and
Chief Executive Officer

EFRAIM KIER
President of A & M Contractors
Member of Audit, Compensation, and Nominating and
Corporate Governance committees

ZOILA LEVIS
President and Chief
Operating Officer

A. BREAN MURRAY
Chairman and
Chief Executive Officer
of Brean Murray & Co., Inc.

RICHARD F. BONINI
Senior Executive
Vice President,
Chief Financial Officer
and Secretary

HAROLD D. VICENTE
Partner of Vicente & Cuebas
Law Firm
Member of Audit and Nominating and Corporate
Governance committees

EDGAR M. CULLMAN, JR.
President and
Chief Executive Officer of
General Cigar Holdings, Inc.
Member of Audit and Nominating and Corporate
Governance committees

JOHN HUGHES
Vice President-Risk Management
American Express Company
Member of Audit, Compensation, and Nominating and
Corporate Governance committees

JOHN L. ERNST
Chairman of the Board and
President of Bloomingdale Properties, Inc.
Member of Compensation Committee

Directors Emeritus
EDGAR M. CULLMAN
Chairman of the Board of General Cigar Holdings, Inc.

DAVID LEVIS
Former Chairman of the
Board of Doral Financial Corporation

[page 24: photos of 20 individuals]

CORPORATE OFFICERS & SUBSIDIARY PRESIDENTS

CORPORATE OFFICERS

SALOMON LEVIS
Chairman of the Board and Chief Executive Officer

ZOILA LEVIS
President and
Chief Operating
Officer

RICHARD F. BONINI
Senior Executive
Vice President,
Chief Financial Officer and Secretary

MARIO S. LEVIS
Senior Executive
Vice President and Treasurer

EDISON VELEZ
Executive Vice President
Administration and Business Development

FERNANDO RIVERA-MUNICH
Executive Vice President, General Counsel and Assistant Secretary

FREDERICK C. TEED
Executive Vice President
Banking

RICARDO MELENDEZ
Executive Vice President and Chief Accounting Officer

ISRAEL BRAVO
Executive Vice President
Information Technology

CHRISTOPHER O'NEILL
Senior Vice President
Construction Lending

OSCAR APONTE
Vice President
Director of Internal Audit

LUIS APONTE
Corporate Controller

SUBSIDIARY PRESIDENTS

JOSE VIGOREAUX
President of Doral Bank-Puerto Rico

RAUL MENENDEZ
President of
Doral Mortgage Corporation

DAVID R. LEVIS
President of HF Mortgage Bankers Division

INGRID SCHMIDT
President of
SANA Investment Mortgage Bankers, Inc.

AIDILIZA LEVIS
President of
Centro Hipotecario
de Puerto Rico, Inc.

JULIO MICHEO
President of
Doral Securities, Inc.

FERNANDO RIVERA-MUNICH
President of
Doral Insurance
Agency, Inc.

RICHARD F. BONINI
Doral Financial-
New York
Doral Bank, FSB
Doral Money, Inc.

[page 25]

THE COMPANIES OF
DORAL FINANCIAL CORPORATION

PUERTO RICO
Doral Mortgage Corporation
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

HF Mortgage Bankers
1159 FD Roosevelt Avenue
Puerto Nuevo, Puerto Rico 00920-
2905

Centro Hipotecario
de Puerto Rico, Inc.
305 FD Roosevelt Avenue
Hato Rey, Puerto Rico 00918-4149

SANA Investment Mortgage Bankers, Inc.
Urb. Caribe
1569 Alda Street
Doral Bank Building, Suite 302
Rio Piedras, Puerto Rico 00926-
2712

Doral Bank, Puerto Rico
279 Ponce de Leon Avenue, 5th floor
Hato Rey, Puerto Rico 00918-2003

Doral Securities, Inc.
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

Doral Insurance Agency, Inc.
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

Doral Properties, Inc.
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

Doral International, Inc.
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

NEW YORK

Doral Bank, FSB
387 Park Avenue South
New York, New York 10016-8810

Doral Money, Inc.
387 Park Avenue South
New York, New York 10016-8810

Locations

Doral Mortgage Corporation
Arecibo (2 locations)
Bayamon (2 locations)
Caguas (2 locations)
Carolina (2 locations)
Cayey
Fajardo (2 locations)
Guayama
Guaynabo
Hato Rey (3 locations)
Humacao
Mayaguez (2 locations)
Ponce
Rio Grande
Rio Piedras
San Juan (2 locations)
Trujillo Alto
Vega Baja

HF Mortgage Bankers
Bayamon (2 locations)
Caguas
Catano
Guaynabo (2 locations)
Hato Rey (2 locations)
Mayaguez
Ponce
Puerto Nuevo
Rio Piedras
San Juan
Vega Alta

Centro Hipotecario
de Puerto Rico, Inc.
Bayamon
Hato Rey
Manati

SANA Investment Mortgage
Bankers, Inc.
Bayamon (2 locations)
Caguas
Carolina
Catano
Las Piedras
Mayaguez
Ponce
Rio Piedras (3 locations)

Doral Bank-Puerto Rico
Arecibo
Bayamon (3 locations)
Caguas (3 locations)
Carolina
Catano (2 locations)
Cayey
Fajardo
Guaynabo (2 locations)
Hato Rey (4 locations)
Humacao
Las Piedras
Manati (opened March 2003)
Mayaguez (2 locations)
Ponce
Puerto Nuevo
Rio Grande
Rio Piedras (3 locations)
San Juan (2 locations)
Trujillo Alto
Vega Alta
Vega Baja

Doral Securities, Inc.
San Juan

Doral Insurance Agency, Inc.
San Juan

Doral Money, Inc.
New York, New York

Doral Bank-New York
Park Avenue South, Manhattan, New York
Washington Heights, Manhattan, New York
Astoria, Queens, New York
Rego Park, Queens, New York
(opening May 2003)

[page 26]

STOCK PRICES AND DIVIDEND POLICY
Market for Registrant's Common Equity and Related Stockholder Matters

From December 19, 1988, to January 7, 2003, Doral Financial's Common Stock, $1.00 par value (the "Common Stock"), was traded on the National Association of Securities Dealers Automated Quotation National Market System (the "NASDAQ National Market") under the symbol "DORL." On January 8, 2003, Doral Financial's Common Stock began trading on the New York Stock Exchange ("NYSE") under the symbol "DRL."

The table below sets forth, for the calendar quarters indicated, the high and low closing sales prices and the cash dividends declared on the Common Stock during such periods. The market price and dividend information has been adjusted for a three-for-two stock split effective September 14, 2002.

                              CALENDAR          PRICE RANGE          DIVIDENDS
YEAR                          QUARTER        HIGH         LOW        PER SHARE
                              ------------------------------------------------
2002                            1st        $ 24.480     $ 20.527     $ 0.100
                                2nd          26.693       21.233       0.100
                                3rd          29.907       22.067       0.110
                                4th          28.740       22.740       0.110

2001                            1st        $ 20.000     $ 14.959     $ 0.067
                                2nd          23.100       17.373       0.083
                                3rd          25.867       20.427       0.083
                                4th          26.253       20.100       0.083

As of February 14, 2003, the approximate number of record holders of Doral Financial's Common Stock was 560, which does not include beneficial owners whose shares are held in record names of brokers and nominees. The last sales price for the Common Stock as quoted on the NYSE on such date was $29.50 per share.

Doral Financial has three outstanding series of non-convertible preferred stock that trade on the NASDAQ National Market. The terms of Doral Financial's 7.25% Noncumulative Monthly Income Preferred Stock, Series C (liquidation preference $25 per share), 8.35% Noncumulative Monthly Income Preferred Stock, Series B (liquidation preference $25 per share) and 7% Noncumulative Monthly Income Preferred Stock, Series A (liquidation preference $50 per share) do not permit the payment of cash dividends on Common Stock if dividends on the respective series of preferred stock are in arrears.

Doral Financial's ability to pay dividends in the future is limited by restrictive covenants contained in its debt agreements, its earnings, cash resources and capital needs, general business conditions and other factors deemed relevant by Doral Financial's Board of Directors. Doral Financial is prohibited under the Indenture for its 7.84% Senior Notes due on 2006 (the "Senior Note Indenture") from paying dividends on any capital stock if an event of default exists under such agreement, or if the amount of dividends payable by Doral Financial together with the aggregate amount of dividends paid and other capital distributions made since October 1, 1996, exceed the sum of: (i) 50% of its Consolidated Net Income (as defined in the Senior Note Indenture), accrued from October 1, 1996, to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $15 million; and (iii) the net proceeds of any sale of capital stock subsequent to October 15, 1996. As of December 31, 2002, Doral Financial could have paid up to $596.2 million in cash dividends under this restriction. Doral Financial is prohibited under a debt agreement with another financial institution from paying dividends (unless payable in capital stock) on any capital stock if an event of default exists under such agreement or if the amount of dividends paid exceeds the sum of: (i) 50% of its Consolidated Net Income for the fiscal year preceding the fiscal year of the dividend payment, plus (ii) the net proceeds from the sale of its common and preferred stock during the current fiscal quarter and during the immediately preceding four fiscal quarters. As of December 31, 2002, Doral Financial could have paid up to $166.6 million in cash dividends under this agreement. In addition, under other debt agreements, Doral Financial may be prohibited from paying dividends if it is in default under such agreements.

Doral Financial's ability to pay dividends may also be restricted by various regulatory requirements and policies of bank regulatory agencies having jurisdiction over Doral Financial and its subsidiaries.

The Puerto Rico Internal Revenue Code generally imposes a 10% withholding tax on the amount of any dividends

[page 27]

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

United States citizens who are not residents of Puerto Rico may also make such an election except that notwithstanding the making of such election, a 10% withholding will still be made on the amount of any dividend distribution unless the individual files with Doral Financial's transfer agent, prior to the first distribution date for the taxable year, a certificate to the effect that said individual's gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions will not be subject to Puerto Rico income taxes.

United States income tax law permits a credit against United States income tax liability, subject to certain limitations, for Puerto Rico income taxes paid or deemed paid with respect to such dividends.

The following table sets forth certain selected consolidated financial data for Doral Financial for each of the five years in the period ended December 31, 2002. This information should be read in conjunction with Doral Financial's Consolidated Financial Statements and related notes thereto.

[page 28] SELECTED FINANCIAL DATA

                                                                                    YEAR ENDED DECEMBER 31,
(Dollars in thousands, except per share data)                      2002          2001          2000          1999          1998
                                                                   ----          ----          ----          ----          ----
Selected Income Statement Data:

   Interest income                                              $   415,600   $   356,095   $   325,545   $   211,679   $   150,051

   Interest expense                                                 263,178       271,668       283,241       161,795       114,786
                                                                -----------   -----------   -----------   -----------   -----------
   Net interest income                                              152,422        84,427        42,304        49,884        35,265

   Provision for loan losses                                          7,429         4,445         4,078         2,626           883
                                                                -----------   -----------   -----------   -----------   -----------
   Net interest income after provision for loan losses              144,993        79,982        38,226        47,258        34,382

   Non-interest income                                              255,393       191,132       150,317       115,923        79,670

   Non-interest expense                                             139,410       112,854        92,391        86,568        54,213
                                                                -----------   -----------   -----------   -----------   -----------
   Income before income taxes and cumulative effect of change
      in accounting principle                                       260,976       158,260        96,152        76,613        59,839

   Income taxes                                                      40,008        20,338        11,496         8,687         7,007
                                                                -----------   -----------   -----------   -----------   -----------
   Income before cumulative effect of change in accounting
      principle                                                     220,968       137,922        84,656        67,926        52,832

   Cumulative effect of change in accounting principle, net
      of tax                                                              -         5,929             -             -             -
                                                                -----------   -----------   -----------   -----------   -----------
   Net income                                                   $   220,968   $   143,851   $    84,656   $    67,926   $    52,832
                                                                ===========   ===========   ===========   ===========   ===========

   Cash dividends paid:

     Common stock                                               $    30,185   $    21,543   $    15,943   $    12,129   $     9,299
                                                                ===========   ===========   ===========   ===========   ===========
     Preferred stock                                            $    13,730   $     9,408   $     6,806   $     5,140   $       676
                                                                ===========   ===========   ===========   ===========   ===========

Per Common Share Data:(1)

   Basic:

     Income before cumulative effect of change
       in accounting principle                                  $      2.89   $      1.91   $      1.24   $      1.04   $      0.87

     Cumulative effect of change in accounting principle                  -          0.09             -             -             -
                                                                -----------   -----------   -----------   -----------   -----------
     Net income                                                 $      2.89   $      2.00   $      1.24   $      1.04   $      0.87
                                                                ===========   ===========   ===========   ===========   ===========

   Diluted:

     Income before cumulative effect of change
       in accounting principle                                  $      2.84   $      1.88   $      1.23   $      0.99   $      0.83

     Cumulative effect of change in accounting principle                  -          0.09             -             -             -
                                                                -----------   -----------   -----------   -----------   -----------
     Net income                                                 $      2.84   $      1.97   $      1.23   $      0.99   $      0.83
                                                                ===========   ===========   ===========   ===========   ===========

   Dividends per common share(1)                               $      0.42   $      0.32   $      0.25   $      0.20   $      0.15

   Book value (1)                                              $     11.37   $      8.89   $      5.99   $      4.98   $      4.31

Weighted average common shares outstanding:(1)
     Basic                                                       71,798,076    67,191,288    62,831,562    60,643,380    59,911,602

     Diluted                                                     72,959,130    68,254,409    63,140,264    63,632,216    62,892,279

Common shares outstanding at end of period(1)                    71,849,348    71,715,501    63,589,701    60,643,380    60,643,380

(continues next page)

                                                                                  Year ended December 31,
(Dollars in thousands, except for share data)                    2002          2001          2000          1999          1998
                                                                 ----          ----          ----          ----          ----


Selected Balance Sheet Data:

    Money market investments                                  $ 1,417,154   $   548,415   $   399,320   $   370,236   $   312,751

    Securities held for trading                                 1,196,179       993,328     1,101,938       862,698       606,918

    Securities available for sale                                 862,090       928,179       182,374        66,325       408,888

    Securities held to maturity                                   960,626       866,335     1,558,313     1,509,060       190,778

    Total loans(2)                                              3,205,741     2,591,607     1,752,796     1,246,887     1,050,035

    Servicing assets, net                                         159,881       154,340       139,795       109,721        72,568

    Total assets                                                8,421,689     6,694,283     5,463,386     4,537,343     2,918,113

    Securities sold under agreements to repurchase              2,733,339     2,573,772     2,275,855     1,927,956     1,197,328

    Loans payable                                                 211,002       161,101       372,620       353,460       426,704

    Deposit accounts                                            2,217,211     1,669,909     1,303,525     1,010,424       533,113

    Notes payable                                                 621,303       459,543       444,746       461,053       199,733

    Advances from FHLB                                          1,311,500       687,500       389,000       134,000        32,000

    Stockholders' equity                                        1,044,971       762,120       505,710       384,982       269,559

Operating Data:

    Loan production                                           $ 5,169,000   $ 4,209,000   $ 3,174,000   $ 2,722,000   $ 2,313,000

    Mortgage loan servicing portfolio                          11,242,000    10,006,000     8,805,000     7,633,000     6,186,000

Selected Financial Ratios:(3)(4)

    Return on Average Assets                                         2.97%         2.33%         1.66%         1.92%         2.17%

    Return on Average Common Equity                                 29.08%        27.13%        23.03%        21.92%        21.65%

    Dividend Payout Ratio for Common Stock                          14.79%        16.10%        20.50%        20.00%        18.25%

    Average Equity to Average Assets                                12.08%        10.04%         8.49%        10.04%        10.00%

    Interest Rate Spread                                             1.93%         1.38%         0.92%         1.35%         1.64%

    Net Yield on Average Interest-Earning Assets                     6.10%         6.63%         7.10%         6.86%         7.30%

    Net Cost of Average Interest-Bearing Liabilities                 4.17%         5.25%         6.18%         5.51%         5.66%

     (1) Adjusted to reflect three-for-two stock split effective September 14, 2002.

     (2) Includes loans held for sale.

     (3) Return on Average Assets, Return on Average Common Equity and Dividend Payout Ratio for Common Stock based on income before cumulative effect of a change in accounting principle for 2001 would have been 2.23%, 25.93% and 16.84%, respectively.

     (4) Average balances are computed on a monthly basis, except for years 2002 and 2001, which is on a daily basis with the exception for 2001 Doral Securities' averages which are based on month-end balances.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

GENERAL

Doral Financial's core business remains mortgage banking and it continues to be Puerto Rico's largest residential mortgage lender. In recent years, Doral Financial has, however, diversified its revenue sources by expanding into new lines of business as well as expanding geographically by opening a federal thrift institution in New York City. Doral Financial has expanded into new lines of business such as banking and insurance that have natural synergies with its core mortgage banking business and that offer attractive cross-marketing opportunities. Doral Financial is now engaged in four principal business segments: mortgage banking, commercial and thrift banking, insurance and institutional securities services. Doral Financial expects that these new lines of business will make increasing contributions to its consolidated earnings in the future.

Doral Financial's results of operations have historically been influenced primarily by the level of demand for mortgage loans, which is affected by external factors such as prevailing mortgage rates and the strength of the Puerto Rico housing market, Doral Financial's principal market. Changes in interest rates also significantly influence Doral Financial's results of operations by affecting the difference between the rates it earns on its interest-earning assets and the rates it pays on its interest-bearing liabilities, as well as impacting the gains and losses it obtains from its mortgage loan sales and trading activities.

[page 30]

CRITICAL ACCOUNTING POLICIES

Note 2 to Doral Financial's Consolidated Financial Statements contains a summary of the most significant accounting policies followed by Doral Financial in the preparation of its financial statements. The accounting policies that have the greatest impact on Doral Financial's statements and that require the most judgment are those relating to its mortgage loan sales and securitization activities and the ongoing valuation of the retained interests, e.g. mortgage-servicing rights ("MSRs" or "servicing assets") and interest-only strips ("IOs") that result from such activities, the valuation of its derivative contracts and trading securities, its income accrual policies and its policy regarding the allowance for loan losses.

GAIN ON MORTGAGE LOAN SALES

The Company generally securitizes or sells in bulk substantially all the residential mortgage loans it originates. FHA and VA loans are generally securitized into GNMA securities and held as trading securities. After holding these securities for a period of time, Doral Financial sells these securities for cash. Conforming conventional loans are generally sold directly to FNMA, FHLMC or institutional investors or exchanged for FNMA or FHLMC-issued mortgage-backed securities, which Doral Financial sells for cash through broker-dealers. Mortgage loans that do not conform to GNMA, FNMA or FHLMC requirements (non-conforming loans) are generally sold in bulk as part of mortgage pools to local financial institutions or in negotiated transactions to government sponsored agencies.

As part of its mortgage sale activities, Doral Financial generally retains the right to service the mortgage loans sold. Also in connection with the sale of non-conforming mortgage loan pools and, to a lesser extent, the sale of FNMA and FHLMC securities, Doral Financial retains the right to receive any interest payments on such loans above the contractual pass-through rate payable to the investor and also retains its compensation for servicing the loans or mortgage-backed securities. Doral Financial determines the gain on sale of a mortgage-backed security or loan pool by allocating the acquisition cost of the underlying mortgage loans between the mortgage-backed security or mortgage loan pool sold and its retained interests, based on their relative estimated fair values. The reported gain or loss is the difference between the cash proceeds from the sale of the security or mortgage pool and its allocated cost after allocating a portion of the cost to the retained interests.

Below is a hypothetical example of the operation of this accounting principle based on a sale of loans with a carrying amount of $24,000:

1.       Allocation of carrying amount based on relative fair values:

                                                                                        PERCENTAGE     ALLOCATED
                                                                                         OF TOTAL      CARRYING
                                                                          FAIR VALUE    FAIR VALUE      AMOUNT
                                                                          -----------   -----------   -----------

Loans sold                                                                $    25,000         88.2%   $    21,168

MSRs                                                                              350          1.2%           288

IOs                                                                             3,000         10.6%         2,544
                                                                          -----------   ----------    -----------
    Total                                                                 $    28,350          100%   $    24,000
                                                                          ===========   ==========    ===========

2.       Gain on sale calculation:

Net proceeds from sale of loans                                           $    25,000

Carrying amount of loans sold                                                 (21,168)
                                                                          -----------
Gain on sale                                                              $     3,832
                                                                          ===========

3. Doral Financial retains MSRs and IOs with a carrying amount of $288 and $2,544, respectively. Simultaneously the allocated carrying amount of the IOs will be adjusted to its fair value of $3,000.

RETAINED INTEREST VALUATION

Doral Financial's sale and securitization activities generally result in the recording of two types of retained interest: MSRs and IOs. MSRs represent the estimated present value of the normal servicing fees (net of related servicing costs) expected to be received on the loan over the expected term of the loan. IOs represent the estimated present value of the excess of weighted-average coupon of the loans underlying the mortgage pool sold over the sum of (1) the rate required to be paid to investors and (2) a normal servicing fee after adjusting such amount for expected losses and prepayments. The contractual rate

[page 31]

payable to investors may be either a fixed or floating rate. In the case of non-conforming loan pools, it is generally a floating rate based on a spread over the 90-day London Interbank Offered Rate ("LIBOR"). MSRs are classified as servicing assets and IOs are classified as trading securities on Doral Financial's Consolidated Statements of Financial Condition.

The determination of the fair values of MSRs and IOs at their initial recording and on an ongoing basis requires considerable management judgment. Unlike U.S. Treasury and agency mortgage-backed securities, the fair value of MSRs and IOs cannot be determined with precision because they are not traded in active securities markets. For MSRs, Doral Financial determines their initial fair values on the basis of prices paid for comparable mortgage servicing rights. Doral Financial also receives on a quarterly basis a third party valuation of its MSRs related to its FNMA, FHLMC and GNMA servicing portfolio. During 2002, the market prices used to value Doral Financial's MSRs varied from 1.40% to 2.30% of the principal amount of the loans subject to the servicing rights, with servicing rights for GNMA (FHA/VA loans) mortgage-backed securities having higher values than comparable servicing rights for conventional loans. For 2001, the market prices used varied from 1.50% to 2.30%. The unamortized balance of Doral Financial's servicing asset reflected on Doral Financial's Consolidated Financial Statements as of December 31, 2002, 2001 and 2000 was $159.9 million, $154.3 million and $139.8 million, respectively. These amounts do not include the fair value of servicing rights with respect to approximately $488.2 million in loans internally originated prior to 1995, which under prior accounting rules are not reflected in Doral Financial's Consolidated Financial Statements.

To determine the fair value of its IOs, Doral Financial obtains dealer quotes for comparable instruments and uses external and internal valuations based on discounted cash flow models that incorporate assumptions regarding discount rates and mortgage prepayment rates. Doral Financial generally uses the lowest valuation obtained from these methods. While Doral Financial has consistently sold some IOs in private sales, currently there is no liquid market for the purchase and sale of IOs. Doral Financial recognized IOs with recorded fair values of $197.9 million, $141.4 million and $72.7 million for the years ended December 31, 2002, 2001 and 2000, respectively. As of December 31, 2002, 2001 and 2000, the carrying value of IOs reflected in the Consolidated Financial Statements was $359.2 million, $236.5 million and $158.0 million, respectively.

AMORTIZATION AND IMPAIRMENT OF MSRs AND VALUATION OF IOs

The value of Doral Financial's MSRs and IOs is very sensitive to interest rate changes. Once recorded, Doral Financial periodically evaluates its MSRs for impairment. Impairment is defined generally as a reduction in current fair value below carrying value. If the MSRs are impaired, the impairment is recognized in current period earnings. Prior to July 1, 2002, Doral Financial recorded impairment charges as a direct write down of servicing assets. Effective July 1, 2002, Doral Financial records impairment of MSRs through a valuation allowance. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of MSRs exceeds their fair value. If the value of MSRs subsequently increases, the valuation allowance is decreased through a credit to current period earnings. As of December 31, 2002, the impairment allowance for MSRs was $9.2 million. As discussed above, changes in the fair value of IOs are recognized in current earnings as a component of trading activities.

MSRs are also subject to periodic amortization. The amortization of MSRs is based on the amount and timing of estimated cash flows to be recovered with respect to the MSRs over their expected lives. To the extent changes in interest rates or prepayment rates warrant, Doral Financial will increase or decrease the level of amortization. Amortization of MSRs is recorded as a reduction of servicing income.

For impairment and valuation purposes, Doral Financial continues to monitor changes in interest rates to determine whether the assumptions used to value the MSRs and IOs are still appropriate in light of market conditions. It also attempts to corroborate the values assigned to these assets through the use of internal valuation models that incorporate assumptions regarding the direction of interest rates and mortgage prepayment rates. The reasonableness of management's assumptions is corroborated through valuations performed by independent third parties on a quarterly basis. In the case of MSRs, Doral Financial stratifies the mortgage loans underlying a mortgage pool or mortgage-backed security on the basis of their predominant risk characteristics, which Doral Financial has determined to be type of loan (conventional, conforming and non-conforming) and interest rates.

The following table shows the value sensitivity of Doral Financial's MSRs and IOs to the key assumptions used by Doral Financial to determine their fair values at December 31, 2002:

[Page 32]

                                                                               MSRs         IOs
                                                                               ----         ---
(Dollars in thousands)

Carrying amount of retained interests:                                    $   159,881   $   359,185

Weighted-average life (in years):                                                 6.8           7.0

PREPAYMENT SPEED ASSUMPTION (ANNUAL RATE)                                       10.62%        13.32%

    Impact on fair value of 10% adverse change                            $     5,035   $    11,165

    Impact on fair value of 20% adverse change                            $     9,533   $    21,535

Residual cash flow discount rate (annual)                                        9.89%        10.25%

    Impact on fair value of 10% adverse change                            $     6,270   $    12,278

    Impact on fair value of 20% adverse change                            $    11,991   $    23,715

These sensitivities are hypothetical and should be considered with caution. The preceding information is furnished to provide the reader with a basis for assessing the sensitivity of the values presented to changes in assumptions. As the figures indicate, changes in fair value based on a 10% variation in individual assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, changes in prepayment speed estimates could result in credit losses), which might magnify or counteract the sensitivities.

Doral Financial reviews all major valuation assumptions periodically using recent empirical and market data available, and makes adjustments where warranted.

VALUATION OF TRADING SECURITIES AND DERIVATIVES

Doral Financial's trading activities include all gains and losses, whether realized or unrealized, on trading securities as well as the various financial instruments, including derivative contracts that Doral Financial uses to manage its interest rate risk. All trading securities and derivatives are recorded at fair values with increases or decreases in such values reflected in current period earnings as part of trading profits or losses. The fair value of many of Doral Financial's trading securities (other than IOs) and derivative instruments are based on dealer quotations from recognized markets and, as such, do not require significant management judgment. For instruments not traded on a recognized market, Doral Financial generally determines fair value by reference to quoted market prices for similar instruments.

As of December 31, 2002, Doral Financial held $605.5 million in tax-exempt GNMA securities included on its trading securities portfolio. Because of their preferential tax status, these securities cannot be valued by reference to market quotations for U.S. GNMA securities with similar characteristics. Doral Financial determines the fair value of its portfolio of tax-exempt GNMA securities considering quotations received by Puerto Rico broker-dealers after adjusting such quotes for other factors such as liquidity, as well as prices of comparable U.S. GNMA securities.

OTHER INCOME RECOGNITION POLICIES

Interest income from IOs is recognized on Doral Financial's Consolidated Financial Statements in an amount equal to the cash received from the IOs less the amortization of the recorded value of the IOs. The amortization of the IOs is determined using a method that results in an approximate level rate of return on the IOs. As discussed above, the contractual pass-through rate payable to investors on certain IOs is variable. Accordingly, interest yield recognized on these IOs will vary from period to period.

Interest income on loans is accrued by Doral Financial when earned. Loans held in Doral Financial's banking subsidiaries are placed on a non-accrual basis when any portion of principal or interest is more than 90 days past due, or earlier if concern exists as to the ultimate collectibility of principal or interest. Beginning in the second quarter of 2002, conventional mortgage loans held for sale by Doral Financial's mortgage banking units continue to accrue interest until a loan is more than 180 days past due and concern exists as to the ultimate collectibility of principal or interest based on the loan's loan-to-value ratio. From 2001 to the second quarter of 2002, mortgage loans held for sale ceased accruing interest if they had been delinquent for over a year and concern existed as to ultimate collectibility based on loan-to-value ratios and only accrued interest over one year was fully reserved. Prior to 2001, Doral Financial did not place mortgage loans held for sale in the mortgage banking units on a non-accrual policy following default. Construction loans held in Doral Financial's mortgage banking units are placed on a non-accrual basis at any time if concern exists as to the ultimate collectibility of principal or interest. When a loan is placed on non-accrual status, all previously accrued and unpaid interest is charged against income.

[page 33]

Loan origination fees, as well as discount points and certain direct origination costs for mortgage loans held for sale, are initially recorded as an adjustment to the cost of the loan and reflected in Doral Financial's earnings when the loan is sold or securitized into a mortgage-backed security. In the case of loans receivable held for investment, such fees and costs are deferred and amortized to income as adjustments to the yield of the loan.

ALLOWANCE FOR LOAN LOSSES

Doral Financial maintains an allowance for loan losses to absorb probable loan losses. The allowance is maintained at a level that Doral Financial considers to be adequate to absorb losses based on a number of factors, including historical loss experience, current delinquency rates, an assessment of individual problem loans, an assessment of the value of underlying collateral and current economic conditions. Credit losses are charged and recoveries are credited to the allowance. Doral Financial maintains a similar allowance for possible losses on the disposition of real estate owned. Unanticipated increases in the allowances for loan losses or for real estate owned could adversely impact Doral Financial's net income in the future.

Investors are encouraged to carefully read this Management's Discussion and Analysis of Financial Condition and Results of Operations together with Doral Financial's Consolidated Financial Statements, including the Notes to the Consolidated Financial Statements.

CONSOLIDATED RESULTS

NET INCOME

Doral Financial's net income for the year ended December 31, 2002, increased to $221.0 million, compared to $143.9 million and $84.7 million for the years ended December 31, 2001 and 2000, respectively. Net income for 2001 included a $5.9 million cumulative effect of a change in accounting principle related to the implementation, effective January 1, 2001, of Statement of Financial Accounting Standards ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities." As part of the implementation of SFAS No. 133, Doral Financial reclassified $130 million of held to maturity securities to trading securities and $110 million to available for sale securities. As a result of this reclassification, in addition to the cumulative gain-effect in earnings, Doral Financial also recognized a gain of $1.6 million (net of tax) in other comprehensive income. Diluted earnings per common share for 2002 increased by 51% compared to 2001, from $1.88 before the cumulative effect of the change in accounting principle for 2001 to $2.84 for 2002.

Consolidated results include the operations of Doral Financial's banking subsidiaries, which contributed approximately $92.4 million to Doral Financial's consolidated net income in 2002, compared to $49.3 million for 2001 and $26.9 million for 2000, and Doral Securities, Doral Financial's institutional securities operation, which contributed $4.4 million, $2.1 million and $226,000, respectively, to consolidated net income for the years ended December 31, 2002, 2001 and 2000. Doral Insurance Agency, Doral Financial's insurance agency subsidiary, which commenced operations on December 2000, contributed $4.9 million, $2.3 million and $39,000, respectively, to consolidated net income for the years ended December 31, 2002, 2001 and 2000.

Doral Financial's results of operations summarized above and discussed in further detail below were significantly impacted by (1) the reduction in short-term interest rates experienced during 2002 and (2) the continued growth and expansion of Doral Financial's operations and interest-earning assets.

NET INTEREST INCOME

Net interest income is the excess of interest earned by Doral Financial on its interest-earning assets over the interest costs incurred on its interest-bearing liabilities. Net interest income for the years 2002, 2001 and 2000 was $152.4 million, $84.4 million, and $42.3 million, respectively. The increase in net interest income for the year 2002 compared to 2001 is due principally to an increase in Doral Financial's net interest spread and margin for the period, as well as an increase in average interest-earning assets. Average interest-earning assets grew by 26% from 2001 to 2002, from $5.4 billion to $6.8 billion, and by 17% from 2000 to 2001, from $4.6 billion to $5.4 billion. Doral Financial's net interest spread and margin for 2002 were 1.93% and 2.24%, compared to 1.38% and 1.57% for 2001. The net interest spread and margin were 0.92% and 0.93% for 2000.

The increase in net interest spread and margin during 2002 and 2001 was due primarily to the widening of the yield curve or the tendency of short-term rates paid by Doral Financial on its borrowings to decline more in relative terms than the rates earned by Doral Financial on its loans and securities. The average rate paid by Doral Financial on its interest-bearing liabilities decreased by 108 basis points during 2002 and 93 basis points during 2001 while the average yield earned on its interest-earning assets decreased by only 53 basis points during 2002 and 47 basis points during 2001. The decline in short-term rates is evidenced by the decrease in the average three-month LIBOR from 6.6% in the fourth quarter of 2000 to 2.1% in the fourth quarter of 2001 and to 1.5% in the fourth quarter of 2002. The increase in net interest income also reflects the increased yields obtained on Doral Financial's portfolio of IOs, particularly its floating rate IOs. Under floating rate IOs, the purchaser of a mortgage pool is entitled to a pass-through rate based on a floating rate tied to short-term LIBOR rates. Doral Financial is entitled to

[page 34]

retain the difference between the floating rate paid to the investor and the actual amount of interest received from the underlying mortgage loans. As short-term interest rates decrease, the amount received on Doral Financial's retained interest increases. The portfolio of IOs had an average yield of 15.49% and an estimated life of seven years for 2002 compared to an average yield of 6.23% and an estimated life of seven years for 2001.

The following table presents, for the years indicated, Doral Financial's average balance sheet, the total dollar amount of interest earned on its average interest-earning assets and the interest expense on its average interest-bearing liabilities, expressed both in dollars and rates, and the net interest margin and spread. The table has been prepared without taking into consideration the tax effect of exempt securities. All average balances for 2002 and 2001 are based on average daily balances except for 2001 Doral Securities' averages, which are based on month-end balances. For the year 2000, average balances are based on the average of month-end balances for Doral Financial and its non-banking subsidiaries, which Doral Financial believes approximate average daily balances and average daily balances for its banking subsidiaries.

TABLE A - AVERAGE BALANCE SHEET AND SUMMARY OF NET INTEREST INCOME

                                                             2002                                  2001
                                                             ----                                  ----
                                              Average                   Average      Average                   Average
                                              balance      Interest    Yield/Rate    balance     Interest    Yield/Rate
                                              -------      --------    ----------   ----------   ---------   ----------
(Dollars in thousands)

Assets:

Interest-Earning Assets:

    Total Loans(1)                            $2,923,187   $ 203,084         6.95%  $2,166,090   $ 162,532         7.50%

    Mortgage-Backed Securities(2)              1,598,692     126,035         7.88%   1,557,937      96,839         6.22%

    Investment Securities                      1,143,556      68,886         6.02%   1,108,437      70,940         6.40%

    Other Interest-Earning Assets(3)           1,152,743      17,595         1.53%     535,357      25,784         4.82%
                                              ----------   ---------   ----------   ----------   ---------   ----------
    Total Interest-Earning

       Assets/Interest Income                  6,818,178   $ 415,600         6.10%   5,367,821   $ 356,095         6.63%
                                                           ---------   ----------                ---------   ----------
Total Non-Interest-Earning Assets                609,826                               809,906
                                              ----------                            ----------
Total Assets                                  $7,428,004                            $6,177,727
                                              ==========                            ==========

Liabilities and
Stockholders' Equity:

Interest-Bearing Liabilities:

    Repurchase Agreements                     $2,554,628   $  98,014         3.84%  $2,449,394   $ 121,050         4.94%

    Loans Payable                                206,127       6,195         3.01%     250,277      14,270         5.70%

    Deposits                                   2,037,603      72,769         3.57%   1,483,296      70,399         4.75%

    Other Borrowed Funds(4)                    1,519,477      86,200         5.67%     988,049      65,949         6.67%
                                              ----------   ---------   ----------   ----------   ---------   ----------

    Total Interest-Bearing
      Liabilities/Interest Expense             6,317,835   $ 263,178         4.17%   5,171,016   $ 271,668         5.25%

                                                           ---------   ----------                ---------   ----------
Total Non-Interest-Bearing Liabilities           212,733                               386,359
                                              ----------                            ----------

Total Liabilities                              6,530,568                             5,557,375

Stockholders' Equity                             897,436                               620,352
                                              ----------                            ----------
Total Liabilities

   and Stockholders' Equity                   $7,428,004                            $6,177,727
                                              ==========                            ==========

Net Interest-Earning Assets                   $  500,343                            $  196,805

Net Interest Income on a Non-Taxable
  Equivalent Basis                                         $ 152,422                             $  84,427
                                                           =========                             =========

Interest Rate Spread(5)                                                      1.93%                                 1.38%
                                                                       ==========                            ==========

Interest Rate Margin(5)                                                      2.24%                                 1.57%
                                                                       ==========                            ==========
Net Interest-Earning Assets Ratio                                          107.92%                               103.81%
                                                                       ==========                            ==========

                                                              2000
                                                              ----
                                           Average                      Average
                                           balance        Interest    Yield/Rate
                                          ----------      ---------   ----------
(Dollars in thousands)

Assets:

Interest-Earning Assets:

    Total Loans(1)                        $1,557,097       $ 124,184         7.98%

    Mortgage-Backed Securities(2)          1,135,204          78,075         6.88%

    Investment Securities                  1,540,891         101,852         6.61%

    Other Interest-Earning Assets(3)         352,033          21,434         6.09%
                                          ----------       ---------   ----------
    Total Interest-Earning
       Assets/Interest Income              4,585,225       $ 325,545         7.10%
                                                           ---------   ----------
Total Non-Interest-Earning Assets            518,681
                                          ----------

Total Assets                              $5,103,906
                                          ==========

Liabilities and
Stockholders' Equity:

Interest-Bearing Liabilities:

    Repurchase Agreements                 $2,229,536       $ 136,346         6.12%

    Loans Payable                            447,271          34,159         7.64%

    Deposits                               1,223,374          62,002         5.07%

    Other Borrowed Funds(4)                  683,779          50,734         7.42%
                                          ----------       ---------   ----------
    Total Interest-Bearing
      Liabilities/Interest Expense         4,583,960       $ 283,241         6.18%

                                                           ---------   ----------
Total Non-Interest-Bearing Liabilities        86,688
                                          ----------

Total Liabilities                          4,670,648

Stockholders' Equity                         433,258
                                          ----------
Total Liabilities
   and Stockholders' Equity               $5,103,906
                                          ==========

Net Interest-Earning Assets               $    1,265

Net Interest Income on a Non-Taxable
  Equivalent Basis                                         $  42,304
                                                           =========
Interest Rate Spread(5)                                                      0.92%
                                                                       ==========

Interest Rate Margin(5)                                                      0.93%
                                                                       ==========
Net Interest-Earning Assets Ratio                                          100.03%
                                                                       ==========

     (1) Average loan balances include the average balance of non-accruing loans, on which no interest income is recognized.

     (2) Includes interest income received with respect to IOs.

     (3) Consists of money market instruments, reverse repurchase agreements and deposits in other banks.

     (4) Consists of advances from FHLB-NY and notes payable.

     (5) Interest rate spread represents the difference between Doral Financial's weighted average yield on interest-earning assets and the weighted average rate on interest-bearing liabilities. Interest rate margin represents net interest income as a percentage of average interest-earning assets.

[page 35]

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

TABLE B - NET INTEREST INCOME VARIANCE ANALYSIS

                                                  2002 COMPARED TO 2001                       2001 COMPARED TO 2000
                                                  ---------------------                       ---------------------
                                                   INCREASE/(DECREASE)                         INCREASE/(DECREASE)
                                                         DUE TO:                                     DUE TO:
                                           VOLUME         RATE           TOTAL         VOLUME         RATE           TOTAL
                                           ------         ----           -----         ------         ----           -----
(In thousands)

Interest income variance

    Total loans                          $    56,782   $  (16,230)    $   40,552     $    48,598   $  (10,250)    $   38,348

    Mortgage-backed securities                 2,535       26,661         29,196          29,084      (10,320)        18,764

    Investment securities                      2,248       (4,302)        (2,054)        (28,585)      (2,327)       (30,912)

    Other interest-earning assets             29,758      (37,947)        (8,189)         11,164       (6,814)         4,350
                                         -----------   ----------     ----------     -----------   ----------     ----------
Total interest income variance                91,323      (31,818)        59,505          60,261      (29,711)        30,550
                                         -----------   ----------     ----------     -----------   ----------     ----------

Interest expense variance

    Repurchase agreements                      5,199      (28,235)       (23,036)         13,455      (28,751)       (15,296)

    Loans payable                             (2,517)      (5,558)        (8,075)        (15,050)      (4,839)       (19,889)

    Deposits                                  26,330      (23,960)         2,370          13,178       (4,781)         8,397

    Other borrowed funds                      35,446      (15,195)        20,251          22,577       (7,362)        15,215
                                         -----------   ----------     ----------     -----------   ----------     ----------
Total interest expense variance               64,458      (72,948)        (8,490)         34,160      (45,733)       (11,573)
                                         -----------   ----------     ----------     -----------   ----------     ----------

Net interest income variance             $    26,865   $   41,130     $   67,995     $    26,101   $   16,022     $   42,123
                                         ===========   ==========     ==========     ===========   ==========     ==========

INTEREST INCOME

Total interest income increased from approximately $325.5 million during 2000, to $356.1 million during 2001 and to $415.6 million during 2002. The increase in interest income is mainly due to the increase in Doral Financial's total average interest-earning assets that increased by approximately $1.5 billion during 2002 and by approximately $782.6 million during 2001.

Interest income on loans increased by $40.6 million or 25% during 2002 compared to 2001, and by $38.3 million or 31% during 2001 compared to 2000. The increases during both periods reflected an increase in the level of loans held by Doral Financial due to the increased volume of loan originations and purchases.

Interest income on mortgage-backed securities, including IOs, increased by $29.2 million or 30% during 2002, and by $18.8 million or 24% during 2001 compared to 2000. The results for 2002 reflect increased yields on the Company's holdings of IOs. During 2002, Doral Financial was generally able to collect higher amounts on its IOs, net of amortization, because the pass-through rates paid to investors tied to floating rates tended to decline more than the weighted average interest rates of the loans (generally non-conforming loans) underlying the IOs, thereby increasing the amount of interest income earned by Doral Financial on its IOs. To a lesser extent, the increase also reflects increased holdings of tax-exempt Puerto Rico GNMA securities and U.S. FHLMC/FNMA mortgage-backed securities. The interest earned on such U.S. mortgage-backed securities is tax-exempt to Doral Financial's international banking entities under Puerto Rico law and is not subject to U.S. income taxation because such entities are considered foreign corporations for U.S. income tax purposes and are entitled to the portfolio interest deduction with respect to interest earned on these securities. The increase during 2001 compared to 2000 resulted from an increase in the average balance of mortgage-backed securities, which increased from $1.1 billion during 2000 to $1.6 billion during 2001. The increase in mortgage-backed securities, which resulted primarily from the securitization of internal loan production, reflects Doral Financial's strategy to continue to maximize tax-exempt interest income.

Interest income on investment securities decreased by $2.1 million or 3% from 2001 to 2002, and by $30.9 million or 30% from 2000 to 2001. The decrease in interest income on investment securities from 2001 to 2002 reflects the redemption prior to their stated maturity of a significant amount of callable debt securities. The average

[page 36]

balance of investment securities was $1.1 billion for the years ended December 31, 2002 and 2001, compared to $1.5 billion for the year ended December 31, 2000.

Interest income on other interest-earning assets decreased by $8.2 million or 32% from 2001 to 2002, compared to an increase of $4.4 million or 20% from 2000 to 2001. Other interest-earning assets consist primarily of money market instruments, overnight deposits, term deposits, and reverse repurchase agreements. The decrease from 2001 to 2002 was due primarily to reductions in short-term interest rates in spite of a significantly higher volume of money market instruments accumulated by Doral Financial in anticipation of rising interest rates. The increase from 2000 to 2001 was due primarily to higher liquidity and the investment of such liquidity in reverse repurchase agreements and term deposits.

INTEREST EXPENSE

Total interest expense decreased to $263.2 million for 2002, compared to $271.7 million for 2001, a decrease of 3%, and decreased by $11.6 million from 2000 to 2001, a decrease of 4%. The decrease in interest expense for 2002 was due to a decrease in the average cost of borrowings due to the declining interest rate environment that was partly offset by increased borrowings to finance Doral Financial's loan production and investment activities. The average balance of interest-bearing liabilities increased to $6.3 billion at an average cost of 4.17% for the year ended December 31, 2002, compared to $5.2 billion at an average cost of 5.25% for the year ended December 31, 2001, and $4.6 billion at an average cost of 6.18% for the year ended December 31, 2000.

Interest expense related to securities sold under agreements to repurchase decreased by $23.0 million or 19% during 2002 compared to 2001, and decreased $15.3 million or 11% during 2001 compared to 2000. The decrease during 2002 reflected lower borrowing costs that more than offset increased borrowings to finance mortgage-backed securities and other investment securities. The average balance of borrowings under repurchase agreements for 2002 was $2.6 billion at an average cost of 3.84%, compared to $2.4 billion at an average cost of 4.94% for 2001 and $2.2 billion at an average cost of 6.12% for 2000.

Interest expense related to loans payable amounted to $6.2 million for 2002, compared to $14.3 million for 2001, a decrease of 57%. From 2000 to 2001 it decreased by $19.9 million or 58%. The decrease in interest expense on loans payable for 2002 was principally due to the decrease on the rates paid by Doral Financial on its warehousing lines of credit as well as the decrease in the average balance of loans payable outstanding. The decrease in loans payable reflects Doral Financial's use of alternative funding sources such as repurchase agreements and FHLB advances to fund its activities. The average balance of loans payable for 2002 was $206.1 million at an average cost of 3.01%, compared to $250.3 million at an average cost of 5.70% for 2001 and $447.3 million at an average cost of 7.64% for 2000.

Interest expense on deposits increased by $2.4 million or 3% during 2002 compared to 2001, and increased $8.4 million or 14% during 2001 compared to 2000. The increase in interest expense on deposits reflects the increase in deposits held at Doral Financial's retail banking subsidiaries, which average balances increased to $2.0 billion for 2002, from $1.5 billion for 2001 and $1.2 billion for 2000. The increase in deposits reflects the expansion of Doral Financial's retail bank branch network, which increased to 36 branches as of December 31, 2002, compared to 32 branches as of December 31, 2001. The average interest cost of deposits was 3.57% during 2002, 4.75% during 2001 and 5.07% during 2000.

Interest expense on other borrowed funds increased by $20.3 million or 31% during 2002 compared to 2001 and increased by $15.2 million or 30% during 2001 compared to 2000. The increase during 2002 is due to an increase in FHLB-NY advances of $624.0 million from 2001 to 2002 and of $298.5 million from 2000 to 2001 as well as an increase in notes payable of $161.8 million from 2001 to 2002 and of $14.8 million from 2000 to 2001. Interest expense on other borrowed funds includes interest related to $75 million in senior notes due October 10, 2006, $427 million in term notes maturing between 2004 and 2022, and advances from the FHLB-NY, as well as various other borrowings.

PROVISION FOR LOAN LOSSES

The provision is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on Doral Financial's loss experience, current delinquency rates, known and inherent risk in the loan portfolio, an assessment of individual problem loans, the estimated value and equity of any underlying collateral, and an assessment of current economic conditions. While management believes that the current provision for loan losses is sufficient, future additions to the allowance for loan losses could be necessary if economic conditions change or if credit losses increase substantially from the assumptions used by Doral Financial in determining the allowance for loan losses. Unanticipated increases in the allowance for loan losses could result in reductions in Doral Financial's net income. As of December 31, 2002, more than 99% of the loan portfolio was secured by real estate and the amounts due on the loans have historically been recovered through the

[Page 37]

sale of the property after foreclosure or negotiated settlements with borrowers.

Doral Financial made provisions to its allowance for loan losses of $7.4 million, $4.4 million and $4.1 million for the years ended December 31, 2002, 2001 and 2000, respectively. The provision increased by $3.0 million from 2001 to 2002 and by $300,000 from 2000 to 2001. The increase from 2001 to 2002 is primarily related to an increase in the size of Doral Financial's loan portfolio as well as an increase in the number of construction loans, commercial real estate and other commercial loans that carry a higher allowance due to the interest risk associated with these types of lending activity.

NON-INTEREST INCOME

Net Gains on Mortgage Loan Sales and Fees. Net gains from mortgage loan sales and fees increased by 18% during 2002 and by 39% from 2000 to 2001. The increases for 2002 and 2001 were mainly the result of a greater volume of loan securitizations and sales and the ability of Doral Financial to obtain higher profitability through higher loan fees and the creation of IOs in connection with bulk sales of mortgage loans to institutional investors.

Loan sales were $4.0 billion for 2002, compared to $2.2 billion for 2001 and $2.4 billion for 2000. Doral Financial recognized IOs as part of its sales activities of $197.9 million for 2002, compared to $141.4 million for 2001 and $72.7 million for 2000. During 2002, Doral Financial also recorded $40.1 million in connection with the recognition of MSRs as part of its loan sale and securitization activities, compared to $38.2 million for 2001 and $41.7 million for 2000. Loan origination fees were $64.2 million for 2002 compared to $64.9 million for 2001 and $51.4 million for 2000.

Net Servicing Income. Servicing income represents revenues earned for administering mortgage loans. The main component of Doral Financial's servicing income is loan-servicing fees, which depend on the type of mortgage loan being serviced and generally range from 0.25% to 0.50% of the declining outstanding principal amount of the serviced loan. Doral Financial's weighted average servicing fee rate for 2002, 2001 and 2000 was 0.33%.

Late fees and other servicing related fees such as prepayment fees are also included as a component of servicing income. Late fees and other servicing related fees were $8.5 million for 2002, compared to $6.6 million in 2001 and $5.2 million in 2000.

Net servicing loss for 2002 was approximately $6.7 million compared to income of approximately $389,000 for 2001 and of $12.2 million for 2000. The decreases for 2002 and 2001 were the result of increased amortization and impairment of MSRs. Increased amortization and impairment offset the increase in gross servicing fees of 13% for 2002 and 14% for 2001 produced by increases in the size of the servicing portfolio. The increase in amortization was the result of a larger servicing portfolio and an increase in unscheduled amortization and impairment related to actual and expected increases in prepayments due to declining mortgage interest rates. Amortization and impairment charges were $40.6 million, $29.7 million and $14.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. Doral Financial recognized unscheduled amortization of $5.1 million plus an impairment charge of $9.2 million during 2002 due to the increase in prepayment estimates associated with falling interest rates. Doral Financial's mortgage servicing portfolio, including its own loan portfolio, was approximately $11.2 billion at December 31, 2002, compared to $10.0 billion at December 31, 2001 and $8.8 billion at December 31, 2000.

The components of net servicing income are shown below:

TABLE C - COMPONENTS OF NET SERVICING INCOME

                                                        YEAR ENDED DECEMBER 31,
                                                   2002          2001          2000
                                                   ----          ----          ----
(In thousands)

Servicing fees                                  $   25,498    $   23,507    $   21,248

Late charges                                         6,522         5,875         4,949

Other                                                1,945           735           221
                                                ----------    ----------    ----------
    Servicing income, gross                         33,965        30,117        26,418

    Amortization of servicing assets:

       Scheduled                                   (26,337)      (20,884)      (14,268)

       Unscheduled and impairment                  (14,293)       (8,844)            -
                                                ----------    ----------    ----------
Servicing (loss) income, net                    $   (6,665)   $      389    $   12,150
                                                ==========    ==========    ==========

 [Page 38]

Trading Activities. Trading activities includes all gains or losses, whether realized or unrealized, in the market value of Doral Financial's trading securities, as well as gains or losses on options, futures contracts and other derivative instruments used for interest rate management purposes. Increased realized gains on trading securities during 2002 reflect increase trading activities and higher profits, particularly in Doral Financial's international banking entities. Sales of trading securities were $11.1 billion in 2002, compared to $4.8 billion in 2001 and $2.3 billion in 2000.

The value of Doral Financial's trading securities and derivatives are generally very sensitive to interest rate changes and the reported fair values of certain of these assets such as IOs are based on assumptions regarding the direction of interest rates and prepayment rates on mortgage loans. As a result, changes in interest rates and prepayment rates for mortgage loans can result in substantial volatility in the components of the trading account. As described under "Interest Rate Risk Management," Doral Financial attempts to mitigate the risk to the value of its trading securities by entering into hedging transactions involving the purchase of derivatives such as options and futures contracts. During 2002, Doral Financial's risk management strategy was principally directed to protecting the value of its securities and income from a rising interest rate scenario. Because interest rates declined to historic low levels, Doral Financial experienced substantial losses on its derivatives, but these losses were generally offset by increases on realized and unrealized gains on trading securities and gains on sale of mortgage loans.

Set forth below is a summary of the components of gains and losses from trading activities:

TABLE D - COMPONENTS OF TRADING ACTIVITIES

                                                                                  YEAR ENDED DECEMBER 31,
                                                                             2002          2001          2000
                                                                             ----          ----          ----
(In thousands)

Net realized gains and (losses) on sales of trading securities            $   84,404    $    4,615    $   (6,878)

Net unrealized gains and (losses) on trading securities                        2,592       (13,767)        5,540

Net realized and unrealized losses on derivative instruments                 (91,267)      (10,618)       (8,055)
                                                                          ----------    ----------    ----------
Total                                                                     $   (4,271)   $  (19,770)   $   (9,393)
                                                                          ==========    ==========    ==========

Gain on Sale of Investment Securities. Gain on sale of investment securities represents the impact on Doral Financial's income of transactions involving the sale of securities classified as available for sale. This component of earnings increased by $18.5 million, from $5.3 million for 2001 to $23.8 million for 2002, and increased by $1.9 million from $3.4 million for 2000 to $5.3 million for 2001, reflecting increased sales activities and favorable pricing due to the declining interest rate environment. Sales of securities available for sale were $5.5 billion in 2002, compared to $2.6 billion in 2001 and $552.8 million in 2000. A substantial increase in the volume of sales was realized through Doral Financial's international banking entities.

Commissions, Fees and Other Income. Other income, commissions and fees increased by 22% in 2002 compared to 2001, increasing from $18.0 million to $21.9 million, and by 82% in 2001 compared to 2000, increasing from $9.9 million to $18.0 million. The increases are primarily related to the volume of commissions and fees earned by Doral Financial's retail banking, institutional securities and insurance agency operations.

Set forth below is a summary of Doral Financial's principal sources of fees and commissions.

TABLE E - FEES AND COMMISSIONS

                                                        YEAR ENDED DECEMBER 31,
                                                   2002          2001          2000
                                                   ----          ----          ----
(In thousands)

Deposit and other retail banking fees           $    7,595    $    4,464    $    2,788

Securities fees and commissions                      2,220         4,615         3,800

Insurance fees and commissions                       6,868         4,375           144

Other income                                         5,203         4,523         3,129
                                                ----------    ----------    ----------
Total                                           $   21,886    $   17,977    $    9,861
                                                ==========    ==========    ==========

[page 39]

Doral Financial's fees and commissions have increased steadily as Doral Financial's banking subsidiaries continue to increase their retail branch network and as Doral Financial continues to diversify its sources of revenue by generating additional securities fees and generating fees and commissions from insurance agency activities.

AMORTIZATION OF SERVICING ASSETS

Doral Financial's servicing assets are amortized in proportion to, and over the period of, estimated net servicing income. Amortization of servicing assets is recorded as a reduction of servicing income in Doral Financial's Consolidated Statements of Income. Doral Financial monitors changes in interest rates and prepayment rates and adjusts the amount of amortization or records an impairment loss to reflect changes in prepayment rates. During 2002, total amortization of servicing assets, including unscheduled amortization and impairment, amounted to $40.6 million versus $29.7 million for 2001 and $14.3 million for 2000. As noted earlier, Doral Financial's servicing assets are also evaluated for impairment.

The following table shows the changes in Doral Financial's mortgage-servicing assets for each of the years shown:

TABLE F - CAPITALIZATION OF MORTGAGE-SERVICING ASSETS

                                                                                  YEAR ENDED DECEMBER 31,
(In thousands)                                                               2002          2001          2000
                                                                             ----          ----          ----
Balance at beginning of year                                              $   154,340   $   139,795   $   109,721
Capitalization of rights                                                       46,171        44,273        44,342
    Amortization:
    Scheduled                                                                (26,337)      (20,884)       (14,268)
    Unscheduled (including impairment)                                       (14,293)       (8,844)             -
                                                                          -----------   -----------   -----------
Balance at end of year                                                    $   159,881   $   154,340   $   139,795
                                                                          ===========   ===========   ===========

NON-INTEREST EXPENSES

Total non-interest expenses increased by 24% during 2002, compared to 22% during 2001. A summary of non-interest expenses is provided below.

TABLE G - NON-INTEREST EXPENSES

                                                                                  YEAR ENDED DECEMBER 31,
(In thousands)                                                               2002          2001          2000
                                                                             ----          ----          ----
Compensation and employee benefits                                        $    56,643   $    47,759   $    40,514
Taxes, other than payroll and income taxes                                      5,600         4,423         3,974
Advertising                                                                    10,974         9,379         7,911
Professional services                                                           7,063         5,804         4,549
Communication and information systems                                          12,736        10,248         7,824
Occupancy and other office expenses                                            20,292        17,170        14,060
Depreciation and amortization                                                  12,064        10,325         7,179
Other                                                                          14,038         7,746         6,380
                                                                          -----------   -----------   -----------
Total non-interest expenses                                               $   139,410   $   112,854   $    92,391
                                                                          ===========   ===========   ===========

Compensation and employee benefits increased to $56.6 million for 2002, compared to $47.8 million for 2001 and $40.5 million for 2000. A significant portion of the increase was related primarily to increased employment due to continuing retail bank branch expansion and to increases in incentive compensation. Full-time employees at December 31, 2002 were 2,021, compared to 1,875 and 1,467 as of December 31, 2001 and 2000, respectively.

Advertising expense increased to $11.0 million in 2002 from $9.4 million in 2001 and $7.9 million in 2000. The increases for 2002 and 2001 were primarily due to additional costs associated with advertising campaigns for loans and deposit products.

Professional fees for 2002 were $7.1 million compared to $5.8 million for 2001 and $4.5 million for 2000. The increase for 2002 was primarily due to legal, accounting, security and consulting fees associated with the continued expansion of Doral Financial's business.

Communication and information systems expense was $12.7 million in 2002, compared to $10.2 million in 2001 and $7.8 million in 2000. The increases for 2002

[page 40]

and 2001 reflect increased expenses in telephone, data lines, outsourced data processing and network fees associated with an expanding retail branch network and an increased customer base.

Occupancy and other office expenses were $20.3 million in 2002, compared to $17.2 million in 2001 and $14.1 million in 2000. The increases during 2002 and 2001 were primarily due to higher rent resulting from additional leases and increased office-related expenses such as printing and stationary and office equipment leases associated with Doral Financial's ongoing branch network expansion program and increased customer base.

Depreciation and amortization expense was $12.1 million in 2002, compared to $10.3 million in 2001 and $7.2 million in 2000. The increase in depreciation was principally related to Doral Financial's new headquarters building, increases in leasehold improvements and the purchase of office furniture and equipment as well as software and hardware related to the Company's growth and systems upgrade.

Other expenses increased to $14.0 million in 2002, compared to $7.7 million in 2001 and $6.4 million in 2000. The increases for 2002 and 2001 were primarily related to increases in mortgage loan origination-related expenses, mailing, custodial fees and other expenses. Other expenses also include $2.8 million in provision for losses on real estate owned compared to approximately $969,000 in 2001 and $765,000 in 2000 as a result of a larger servicing portfolio.

INCOME TAXES

Income taxes include Puerto Rico income taxes as well as applicable federal and state taxes. As a Puerto Rico corporation, Doral Financial is generally required to pay federal income tax only with respect to its income derived from the active conduct of a trade or business in the United States (excluding Puerto
Rico) and certain investment income derived from U.S. assets. The maximum statutory corporate income tax rate in Puerto Rico is 39%. For 2002, the effective income tax rate for Doral Financial and its consolidated subsidiaries was 15.3%, compared to 12.9% for 2001 and 12.0% for 2000. The increase in the effective tax rates for 2002 reflected increased revenues from the Company's non-tax advantaged operations such as its insurance agency and institutional securities operations.

The lower effective tax rates (compared to the maximum statutory rate) were primarily the result of the tax exemption enjoyed by Doral Financial on interest income derived from certain FHA and VA mortgage loans secured by properties located in Puerto Rico and on GNMA securities backed by such mortgage loans. Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. In addition, Doral Financial's international banking entities may invest in various U.S. securities, the income on which is exempt from Puerto Rico income taxation and excluded from federal income taxation on the basis of the portfolio interest deduction. Net income tax savings to Doral Financial attributable to tax-exempt income amounted to approximately $64.2 million, $38.2 million and $18.3 million for the years ended December 31, 2002, 2001 and 2000, respectively. See Note 20 to Doral Financial's Consolidated Financial Statements for a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.

Except for the operations of Doral Bank-NY and Doral Money, substantially all of the Company's operations are conducted through Puerto Rico subsidiaries in Puerto Rico. Doral Bank-NY and Doral Money are U.S. corporations and are subject to U.S. income tax on their income derived from all sources. For the years ended December 31, 2002 and 2001, the provision for income taxes for the Company's U.S. subsidiaries amounted to approximately $5.5 million and $956,000, respectively.

OPERATING SEGMENTS

Doral Financial manages its business with reference to four operating segments: mortgage banking, banking (including thrift operations), institutional securities operations and insurance agency activities. Refer to Note 31 of Doral Financial's Notes to the Consolidated Financial Statements for summarized financial information for these operating segments. The entire amount of interest expense related to debt incurred at the parent company level is allocated to the mortgage-banking segment. The majority of the Company's operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area. Refer to Note 31 of Doral Financial's Notes to the Consolidated Financial Statements for summarized financial information for these operations.

Mortgage Banking. This segment includes a wide range of activities, including the origination, sale, securitization and servicing of mortgage loans, the holding of mortgage-backed securities and other investment securities for sale or investment, and the origination of construction loans and mortgage loans secured by income-producing real estate or unimproved land. The mortgage banking business is carried out primarily in Puerto Rico, with less significant activities in New York. Net interest income was $57.9 million in 2002, and $23.9 million in 2001,

[page 41]

whereas the unit experienced a net interest loss of $7.7 million in 2000. The increase in net interest income for 2002 was due to increased interest spread and margin experienced during the year largely as a result of the increased yield on IOs. Conversely, the net interest loss for 2000 was due to decreased interest rate spread and margin experienced during 2000. Interest rate spread and margin for the mortgage-banking segment for 2002 was 1.84% and 2.52%, respectively, compared to 1.15% and 1.17% for 2001.

Non-interest income was $165.9 million, $145.2 million and $142.7 million for 2002, 2001 and 2000, respectively. The increases during these years were related to increases on gains on sales of mortgage loans and securitizations related to a greater sales volume tied to increased mortgage production and higher profits on such sales. Mortgage originations for this segment were $2.9 billion for 2002, compared to $2.7 billion for 2001 and $2.3 billion for 2000. Loan sales were $2.6 billion for 2002, compared to $2.2 billion for 2001 and $2.4 billion for 2000.

Banking. The banking segment includes Doral Financial's commercial banking operations in Puerto Rico currently operating through 33 retail bank branches and its thrift operations in the New York City metropolitan area currently operating through three retail branches. Doral Financial's banking subsidiaries offer a variety of loan and deposit products, with emphasis on residential, construction and commercial real estate-secured mortgage loan products. The mortgage origination activity of the banking segment is closely integrated with the mortgage-banking segment. Doral Financial's banking subsidiaries have entered into master loan production agreements with their mortgage banking affiliates whereby the mortgage banking units help the banking subsidiaries originate loans by advertising to the general public and providing other origination and settlement services. These arrangements result in reduced expenses for Doral Financial by avoiding the costs of maintaining duplicative origination systems.

Net interest income for the banking segment was $87.3 million for 2002, compared to $60.4 million for 2001 and $47.1 million for 2000. The increase in net interest income for 2002 and 2001 resulted mainly from continued increases in the amount of interest-earning assets. Total average interest-earning assets for the banking segment for 2002 were $4.3 billion compared to $2.6 billion for 2001. Total assets of the banking segment were $5.5 billion for 2002, compared to $3.7 billion for 2001 and $2.7 billion for 2000.

Non-interest income increased to $83.3 million in 2002, compared to $36.8 million in 2001 and $16.2 million in 2000. The increases reflected increased gains on sales of mortgage loans tied to the increased volume of loan sales and the recognition of higher gains on such sales. Gains on mortgage loan sales and fees for this segment were $28.6 million in 2002, compared to $20.1 million in 2001. Trading activities for this segment resulted in a gain of $30.9 million in 2002 compared to a loss of approximately $630,000 in 2001. Gain on trading activities was related primarily to realized gains with respect to increased volume and higher gains on sales of trading securities. Banking fees and commissions also increased considerably during the period, increasing from $2.8 million in 2000 to $4.5 million in 2001 and $7.6 million in 2002.

Institutional Securities Operations. This segment corresponds to the operations of Doral Financial's institutional broker-dealer subsidiary, Doral Securities, Inc., which is headquartered in San Juan, Puerto Rico. Doral Securities sells securities to institutional customers, provides investment banking services and operates a repurchase lending operation involving short-term extensions of credit secured by highly liquid and marketable securities.

Net interest income was $2.6 million in 2002, compared to $2.5 million in 2001 and $2.2 million in 2000. The slight increase for 2002 was related to increased spreads on the repurchase lending operations. The interest rate spread and margin for 2002 were 0.68% and 0.72%, respectively, compared to 0.44% and 0.53% for 2001.

Non-interest income was $8.8 million for 2002, compared to $8.9 million for 2001 and $7.0 million for 2000. The decrease during 2002 was primarily related to decreases in trading profits offset in part by an increase in investment banking fees. Trading profits decreased from $4.2 million to $2.9 million and investment banking and other fees increased from $4.0 million to $5.8 million. Commissions decreased from $651,000 in 2001 to $29,000 in 2002.

Insurance Agency. This segment commenced operations in Puerto Rico in December 2000. Doral Insurance Agency sells hazard, life and disability insurance, as well as other forms of insurance, primarily to Doral Financial's base of mortgage customers. During 2002, it had net interest income of approximately $1.1 million, compared to approximately $572,000 for 2001 and non-interest income mainly composed of insurance fees and commissions of $7.4 million, compared to $4.1 million for 2001.

[page 42]

BALANCE SHEET AND OPERATING DATA ANALYSIS

LOAN PRODUCTION

Loan production includes loans internally originated by Doral Financial as well as residential mortgage loans purchased from third parties. Purchases of mortgage loans from third parties were $1.8 billion, $1.3 billion and $1.1 billion for the years ended December 31, 2002, 2001 and 2000, respectively. The following table sets forth the number and dollar amount of Doral Financial's loan production for the years indicated:

TABLE H - LOAN PRODUCTION

                                                                                   YEAR ENDED DECEMBER 31,
(Dollars in thousands, except for average initial loan balance)              2002             2001               2000
---------------------------------------------------------------              ----             ----               ----
FHA/VA mortgage loans
    Number of loans                                                             6,050            5,887             6,893
    Volume of loans                                                       $   531,363      $   516,597       $   628,290
    Percent of total volume                                                        10%              12%               20%
    Average initial loan balance                                          $    87,829      $    87,752       $    91,149

Conventional conforming mortgage loans
    Number of loans                                                            17,951           12,272             8,227
    Volume of loans                                                       $ 2,466,900      $ 1,590,536       $   535,007
    Percent of total volume                                                        48%              38%               17%
    Average initial loan balance                                          $   137,424      $   129,607       $    65,031

Conventional non-conforming mortgage loans(1)(2)
    Number of loans                                                            20,385           21,568            16,494
    Volume of loans                                                       $ 1,461,093      $ 1,594,118       $ 1,408,709
    Percent of total volume                                                        28%              38%               44%
    Average initial loan balance                                          $    71,675      $    73,911       $    85,407

Other(3)
    Number of loans                                                             2,024            1,588             1,374
    Volume of loans                                                       $   709,225      $   508,035       $   601,740
    Percent of total volume                                                        14%              12%               19%
                                                                          -----------      -----------       -----------

Total loans
    Number of loans                                                            46,410           41,315            32,988
                                                                          ===========      ===========       ===========
    Volume of loans                                                       $ 5,168,581      $ 4,209,286       $ 3,173,746
                                                                          ===========      ===========       ===========

     (1) Includes $65 million, $55 million and $67 million in second mortgages for the years ended December 31, 2002, 2001 and 2000, respectively.

     (2) Includes $109 million, $141 million and $55 million in home equity or personal loans secured by real estate mortgages up to $40,000 for the years ended December 31, 2002, 2001 and 2000, respectively.

     (3) Consists of construction loans on residential projects, mortgage loans secured by multifamily and commercial properties as well as other commercial, land, and consumer loans.

A substantial portion of Doral Financial's total residential mortgage loan originations has consistently been composed of refinance loans. For the years ended December 31, 2002, 2001 and 2000, refinance loans represented approximately 57%, 56% and 38%, respectively, of the total dollar volume of mortgage loans originated by Doral Financial (excluding loans purchased from third parties). Doral Financial's future results could be adversely affected by a significant increase in mortgage interest rates that may reduce refinancing activity. However, the Company believes that refinancing activity is less sensitive to interest rate changes in Puerto Rico than in the mainland United States because a significant amount of refinance loans is made for debt consolidation purposes and because interest cost on mortgage loans is tax deductible for borrowers.

LOAN ORIGINATION CHANNELS

In Puerto Rico, Doral Financial relies primarily on its extensive retail mortgage banking and bank branch network to originate loans. It supplements these originations with wholesale purchases from other financial institutions. Purchases generally consist of FHA and VA loans, and conventional loans that qualify for the guarantee or sale programs of FNMA or FHLMC. Doral Financial also originates consumer, commercial, construction and land loans. In Puerto Rico, Doral Financial maintains a special-

[page 43]

ized unit that works closely with homebuilders and originates mortgage loans to finance the acquisition of homes in new residential developments.

Doral Financial customarily sells or securitizes into mortgage-backed securities substantially all the loans it originates, except for certain consumer, commercial, construction, land, and commercial real estate loans, which are held for investment and classified as loans receivable. See "Loans Receivable."

The following table sets forth the sources of Doral Financial's loan production as a percentage of total loan originations for the years indicated:

TABLE I - LOAN ORIGINATION SOURCES

                                                                    YEAR ENDED DECEMBER 31,
                                                  2002                                        2001                         2000
                                                  ----                                        ----                         ----
                                PUERTO RICO       U.S.          TOTAL       PUERTO RICO       U.S.          TOTAL          TOTAL
                                -----------       ----          -----       -----------       ----          -----          -----
Retail                              52%             -            52%            55%             -            55%            47%
Wholesale(1)                         6%            28%           34%            10%            21%           31%            34%
New Housing Developments            10%             -            10%             8%             1%            9%            12%
Multifamily                          -              1%            1%             -              1%            1%             2%
Other(2)                             2%             1%            3%             3%             1%            4%             5%

     (1) Refers to purchases of mortgage loans from other financial institutions and mortgage lenders.

     (2) Refers to commercial, consumer and land loans originated through the retail banking subsidiaries and other specialized units.

MORTGAGE LOAN SERVICING

Doral Financial's principal source of servicing rights has traditionally been its internal mortgage loan production. However, Doral Financial also purchases mortgage loans on a servicing-released basis as well as servicing rights in bulk. During the years ended December 31, 2002 and 2001, Doral Financial purchased servicing rights to approximately $381.2 million and $388.4 million, respectively, in principal amount of mortgage loans. Doral Financial intends to continue growing its mortgage-servicing portfolio by internal loan originations and wholesale purchases of loans on a servicing-released basis but will also continue to seek and consider attractive opportunities for bulk purchases of servicing rights from third parties.

The following table sets forth certain information regarding the total mortgage loan-servicing portfolio of Doral Financial for the years indicated:

TABLE J - MORTGAGE LOAN SERVICING

                                                                                    YEAR ENDED DECEMBER 31,
(Dollars in thousands, except for average size of loans prepaid)             2002             2001            2000
----------------------------------------------------------------             ----             ----            ----
COMPOSITION OF SERVICING PORTFOLIO AT YEAR END:
GNMA                                                                      $ 3,132,055      $ 3,244,289     $ 3,140,493
FHLMC/FNMA                                                                  3,104,970        2,652,781       2,332,116
Doral Financial grantor trusts                                                 50,073           64,927          86,766
Other conventional mortgage loans(1)                                        4,954,425        4,044,383       3,245,331
                                                                          -----------      -----------     -----------
Total servicing portfolio                                                 $11,241,523      $10,006,380     $ 8,804,706
                                                                          ===========      ===========     ===========

SERVICING PORTFOLIO ACTIVITY:
Beginning servicing portfolio                                             $10,006,380      $ 8,804,706     $ 7,633,181
Add:
    Loans funded and purchased(2)                                           2,908,671        2,610,308       2,723,399
    Bulk servicing acquired                                                   381,171          388,401         184,251
Less:
    Servicing transferred and loans purchased serviced by others               59,219          138,548         688,536
    Run-off(3)                                                              1,995,480        1,658,487       1,047,589
                                                                          -----------      -----------     -----------
Ending servicing portfolio                                                $11,241,523      $10,006,380     $ 8,804,706
                                                                          ===========      ===========     ===========

(CONTINUES)

[page 44]

                                                                                    YEAR ENDED DECEMBER 31,
(Dollars in thousands, except for average size of loans prepaid)             2002              2001           2000
----------------------------------------------------------------             ----              ----           ----
SELECTED DATA REGARDING MORTGAGE LOANS SERVICED:
Number of loans                                                               141,709          135,111         128,090
Weighted average interest rate                                                   7.41%            7.61%           7.77%
Weighted average remaining maturity (months)                                      255              253             253
Weighted average servicing fee rate                                            0.3345%          0.3292%         0.3342%
Average servicing portfolio                                               $10,723,493      $ 9,436,108     $ 8,271,683
Principal prepayments                                                     $ 1,677,000      $ 1,333,000     $   587,000
Prepayments to average portfolio                                                   16%              14%              7%
Average size of loans prepaid                                             $    78,432      $    70,689     $    50,192
Servicing assets reflected on Statements of Financial Condition           $   159,881      $   154,340     $   139,795

DELINQUENT MORTGAGE LOANS AND PENDING FORECLOSURES AT YEAR END:
60-89 days past due                                                              1.22%            1.31%           1.44%
90 days or more past due                                                         1.92%            2.12%           2.44%
                                                                          -----------      -----------     -----------
Total delinquencies excluding foreclosures                                       3.14%            3.43%           3.88%
                                                                          ===========      ===========     ===========
Foreclosures pending                                                             1.76%            1.41%           1.01%
                                                                          ===========      ===========     ===========

     (1) Includes $1.9 billion, $1.4 billion and $867 million of loans owned by Doral Financial at December 31, 2002, 2001 and 2000, respectively, which represented 17%, 14% and 10%, respectively, of the total servicing portfolio as of such dates.

     (2) Excludes approximately $2.3 billion, $1.6 billion and $450 million of conventional, commercial, consumer, construction and other loans not included in Doral Financial's mortgage-servicing portfolio for the years ended December 31, 2002, 2001 and 2000, respectively.

     (3) Run-off refers to regular amortization of loans, prepayments and foreclosures.

Substantially all of the mortgage loans in Doral Financial's servicing portfolio are secured by single (one-to-four) family residences secured by real estate located in Puerto Rico. At December 31, 2002, 2001 and 2000, less than 4%, 5% and 7%, respectively, of Doral Financial's mortgage-servicing portfolio was related to mortgages secured by real property located outside Puerto Rico on the U.S. mainland.

The amount of principal prepayments on mortgage loans serviced by Doral Financial was $1.7 billion, $1.3 billion and $587 million for the years ended December 31, 2002, 2001 and 2000, respectively. This represented approximately 16%, 14% and 7%, respectively, of the average principal amount of mortgage loans serviced during those periods. Doral Financial reduces the sensitivity of its servicing income to increases in prepayment rates through a strong retail origination network that has permitted Doral Financial to increase or maintain the size of its servicing portfolio even during periods of declining interest rates and high prepayments.

MORTGAGE LOANS HELD FOR SALE

Substantially all of the residential mortgage loans originated by Doral Financial are classified as held for sale because it intends to sell these loans in the ordinary course of its mortgage banking and banking business. Mortgage loans held for sale are carried on Doral Financial's balance sheet at the lower of net cost or market on an aggregate portfolio basis. Market values are determined by reference to market prices for comparable mortgage loans. The amount by which costs exceed market value, if any, is accounted for as a loss during the period in which the change in valuation occurs. As of December 31, 2002, Doral Financial owned approximately $2.2 billion in mortgage loans held for sale, of which approximately $1.9 billion consisted of residential mortgage loans. Given traditional consumer preferences in Puerto Rico, substantially all of Doral Financial's residential mortgage loans held for sale are fixed-rate loans. Note 8 to Doral Financial's Consolidated Financial Statements contains additional information with respect to Doral Financial's portfolio of mortgage loans held for sale.

LOANS RECEIVABLE

Doral Financial originates mortgage loans secured by income-producing residential and commercial properties, construction loans, land loans and other commercial and consumer loans that are held for investment and classified as loans receivable. Substantially all of Doral Financial's loans receivable represent loans made to entities or individuals located in Puerto Rico.

The maximum aggregate amount in unsecured loans that Doral Bank-PR could make to a single borrower under Puerto Rico banking regulations as of December 31, 2002, was approximately $36.3 million. Puerto Rico banking regulations permit larger loans to a single borrower to the extent secured by qualifying collateral. The maximum aggregate amount of loans that Doral

[page 45]

Bank-NY could make to a single borrower under OTS banking regulations as of December 31, 2002, was $5.4 million. Doral Financial's largest aggregate authorized indebtedness to a single borrower or group of related borrowers as of December 31, 2002 was $73.6 million and consists principally of construction loans for residential housing projects.

The following table sets forth certain information regarding Doral Financial's loans receivable as of the dates indicated:

TABLE K - LOANS RECEIVABLE, NET

                                                                  AS OF DECEMBER 31,
(Dollars in thousands)
                                                     2002                       2001                       2000
                                                     ----                       ----                       ----
                                             AMOUNT       PERCENT        AMOUNT      PERCENT        AMOUNT     PERCENT
                                             ------       -------        ------      -------        ------     -------
Construction loans                        $   474,440       45%        $ 368,961       55%        $ 238,393      54%
Residential mortgage loans                    282,059       27%           63,546        9%           74,862      17%
Commercial real estate                        138,270       13%          123,414       18%           66,064      15%
Consumer secured by real estate                   821        0%              870        0%            2,107       1%
Consumer - other                               62,279        6%           39,109        6%           16,652       4%
Commercial non-real estate                     13,291        1%           16,874        3%            4,790       1%
Loans on saving deposits                        8,720        1%           10,523        2%           10,836       2%
Land secured                                   79,996        7%           46,602        7%           26,935       6%
                                          -----------      ---         ---------      ---         ---------     ---
    Loans receivable, gross                 1,059,876      100%          669,899      100%          440,639     100%
                                          -----------      ---         ---------      ---         ---------     ---
Less:
    Undisbursed portion of
      loans in process                         (9,420)                   (10,302)                   (35,134)
    Unearned interest and
      deferred loan fees, net                 (18,132)                    (9,484)                    (2,476)
    Allowance for loan losses(1)               (9,982)                    (6,000)                    (4,838)
                                          -----------                  ---------                  ---------
                                              (37,534)                   (25,786)                   (42,448)
                                          -----------                  ---------                  ---------

    Loans receivable, net                 $ 1,022,342                  $ 644,113                  $ 398,191
                                          ===========                  =========                  =========

                                                            AS OF DECEMBER 31,

(Dollars in thousands)                               1999                     1998
                                                     ----                     ----
                                            AMOUNT        PERCENT       AMOUNT    PERCENT
                                            ------        -------       ------    -------
Construction loans                        $   114,853       41%       $  72,081     33%
Residential mortgage loans                     70,659       26%          80,902     37%
Commercial real estate                         47,819       17%          24,155     11%
Consumer secured by real estate                 3,317        1%           5,005      2%
Consumer - other                               11,629        4%           6,290      3%
Commercial non-real estate                      1,553        1%           3,339      2%
Loans on saving deposits                        7,793        3%           3,676      2%
Land secured                                   19,927        7%          21,418     10%
                                          -----------      ---        ---------    ---
    Loans receivable, gross                   277,550      100%         216,866    100%
                                          -----------      ---        ---------    ---
Less:
    Undisbursed portion of
      loans in process                        (40,571)                  (47,575)
    Unearned interest and
      deferred loan fees, net                  (3,655)                     (648)
    Allowance for loan losses(1)               (2,140)                   (1,656)
                                          -----------                 ---------
                                              (46,366)                  (49,879)
                                          -----------                 ---------
 Loans receivable, net                    $   231,184                 $ 166,987
                                          ===========                 =========

     (1) Does not include $8.26 million, $6.5 million, $4.5 million, $4.0 million and $3.5 million of allowance for loan losses allocated to mortgage loans held for sale as of December 31, 2002, 2001, 2000, 1999 and 1998, respectively.

The following table sets forth certain information as of December 31, 2002, regarding the dollar amount of Doral Financial's loans receivable portfolio based on the remaining contractual maturity. Expected maturities may differ from contractual maturities because of prepayments and other market factors. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

TABLE L - LOANS RECEIVABLE BY CONTRACTUAL MATURITIES

                                                              AS OF DECEMBER 31, 2002
                                                              -----------------------
                                                 1 YEAR        1 TO 5        OVER 5
(In thousands)                                   OR LESS        YEARS         YEARS          TOTAL
                                                 -------        -----         -----          -----
Construction loans                             $   284,402   $   190,038   $         -    $   474,440
Residential mortgage loans                          29,515        12,949       239,595        282,059
Commercial real estate                              26,474        73,044        38,752        138,270
Consumer - secured by real estate                      253           568             -            821
Consumer - other                                    33,501        28,550           228         62,279
Commercial non-real estate                          11,000         1,378           913         13,291
Loans on saving deposits                             4,229         4,438            53          8,720
Land secured                                         8,503        66,483         5,010         79,996
                                               -----------   -----------   -----------    -----------
   Loans receivable, gross                     $   397,877   $   377,448   $   284,551    $ 1,059,876
                                               ===========   ===========   ===========    ===========

[page 46]

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

The following table sets forth the dollar amount of total loans receivable at December 31, 2002, as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.

TABLE M - LOANS RECEIVABLE BY FIXED AND FLOATING RATES

                                                                                        FLOATING OR
                                                                                        ADJUSTABLE-
(In thousands)                                                            FIXED-RATE       RATE          TOTAL
                                                                          ----------       ----          -----
Construction loans                                                        $    46,495   $   427,945   $   474,440
Residential mortgage loans                                                    254,531        27,528       282,059
Commercial real estate                                                        120,339        17,931       138,270
Consumer - secured by real estate                                                 571           250           821
Consumer - other                                                               60,561         1,718        62,279
Commercial non-real estate                                                      2,425        10,866        13,291
Loans on saving deposits                                                        8,720             -         8,720
Land secured                                                                   17,116        62,880        79,996
                                                                          -----------   -----------   -----------
    Loans receivable, gross                                               $   510,758   $   549,118   $ 1,059,876
                                                                          ===========   ===========   ===========

Doral Financial originates adjustable and fixed interest-rate loans. Unlike its portfolio of residential mortgage loans held for sale, a substantial portion of Doral Financial's construction and land loans and other commercial loans classified as loans receivable carry adjustable rates. At December 31, 2002, 2001 and 2000, approximately 52%, 69% and 67%, respectively, of Doral Financial's gross loans receivable were adjustable rate loans. The decrease in proportion of adjustable rate loans for 2002 is due to the reclassification of approximately $212.0 million in fixed-rate residential mortgage loans by Doral Bank-PR from mortgage loans held for sale to loans receivable. The increase in volume of adjustable rate loans experienced during 2001 and 2000 was mainly the result of higher production in loans for construction development projects and land loans. The adjustable rate loans have interest rate adjustment limitations and are generally tied to the prime rate, and often provide for a maximum and minimum rate beyond which the applicable interest rate will not fluctuate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Financial pays on the different funding sources used to finance these loans. Substantially all construction, commercial and land loans held by Doral Financial are adjustable rate loans maturing within 36 months.

CREDIT RISKS RELATED TO LOAN ACTIVITIES

With respect to mortgage loans originated for sale as part of Doral Financial's mortgage banking business, Doral Financial is generally at risk for any mortgage loan default from the time it originates the mortgage loan until the time it sells the loan or packages it into a mortgage-backed security. With respect to FHA loans, Doral Financial is fully insured as to principal by the FHA against foreclosure loss. VA loans are guaranteed up to 25% to 50% of the principal amount of the loan subject to a maximum, ranging from $22,500 to $50,750. Loan-to-value ratios for residential mortgage loans generally do not exceed 80% (85% for certain qualifying home purchase transactions through Doral Bank-PR) unless private mortgage insurance is obtained.

Loans that do not qualify for the insurance or guarantee programs of FHA and VA, or the sale or exchange programs of FNMA or FHLMC, referred to as "non-conforming loans," including loans secured by multifamily projects, are often sold to investors on a partial or full recourse basis. In such cases, Doral Financial retains part or all of the credit risk associated with such loan after sale. Doral Financial's contingent obligation with respect to such recourse provisions is not reflected on Doral Financial's Consolidated Financial Statements, except for the reserve referred to below. As of December 31, 2002,

[page 47]

the outstanding principal balance of loans sold subject to full recourse or partial recourse was $2.2 billion. As of such date the maximum principal amount of loans that Doral Financial would have been required to repurchase if all loans subject to recourse defaulted was $1.5 billion. As of December 31, 2002, Doral Financial maintained a reserve of $2.7 million ($2.2 million for 2001) for potential losses from such recourse arrangements, which is included in "Accrued expenses and other liabilities" in Doral Financial's Consolidated Financial Statements. Historically, losses on recourse obligations have not been significant. During 2002, Doral Financial recognized net credit losses of approximately $74,000 on the loans it was required to repurchase pursuant to recourse provisions. As of December 31, 2002, approximately $133.7 million or 6% of the principal amount of loans sold with recourse were 60 days or more past due.

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

Doral Financial manages credit risk by maintaining sound underwriting standards, monitoring the quality of the loan portfolio, assessing reserves and loan concentrations, recruiting qualified credit officers, implementing and monitoring lending policies and collateral requirements, maintaining appropriate collection procedures and instituting procedures to ensure appropriate actions to comply with laws and regulations. Doral Financial's collateral requirements for loans depend on the financial strength of the borrower and the type of loan involved. Acceptable collateral principally includes cash, deposit and investment accounts and real estate, and, to a lesser extent, liens on accounts receivable, leases receivable, inventory and personal property. In the case of non-conforming loans sold subject to recourse, Doral Financial also generally requires lower loan-to-value ratios to protect itself from possible losses on foreclosure.

Because most of Doral Financial's loans are made to borrowers located in Puerto Rico and secured by properties located in Puerto Rico, Doral Financial is subject to greater credit risks tied to adverse economic, political or business developments and natural hazards, such as hurricanes, that may affect the island. For example, if Puerto Rico's real estate market were to experience an overall decline in property values, the Company's rates of loss on foreclosures would probably increase.

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets ("NPAs") consist of loans past due 90 days and still accruing, loans on a non-accrual basis and other real estate owned. Beginning in the second quarter of 2002, conventional mortgage loans held for sale by Doral Financial's mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than 180 days and to the extent concern exists as to ultimate collectibility based on the loan-to-value ratio. When the loan is placed on non-accrual, its accrued interest to date is fully reserved. From the beginning of 2001 to the second quarter of 2002, mortgage loans held-for-sale by Doral Financial's mortgage banking units were placed on a non-accrual basis if they had been delinquent for over a year and concern existed as to ultimate collectibility based on loan-to-value ratios and only accrued interest over one year was fully reserved. Prior to 2001, Doral Financial did not place mortgage loans held for sale in its mortgage banking units on a non-accrual basis following default. This change in policy resulted in an increase in the amount of mortgage loans held by the mortgage banking units classified as non-accrual as reflected in the table below. Doral Financial believes that its non-accrual policy for mortgage loans held for sale in its mortgage banking units is reasonable because these loans are adequately secured by real estate, usually have a low loan-to-value ratio, and the amounts due on the loans have historically been recovered through the sale of the property after foreclosure or negotiated settlements with borrowers. Doral Financial's banking subsidiaries place all loans more than 90 days past due on a non-accrual basis, at which point a reserve for all unpaid interest previously accrued is established. Interest income is recognized when the borrower makes a payment, and the loan will return to an accrual basis when it is no longer more than 90 days delinquent and collectibility is reasonably assured. For the years ended December 31, 2002, 2001, 2000, 1999 and 1998, Doral Financial would have recognized $5.8 million, $2.0 million, $911,000, $393,000, and $335,000, respectively, in additional interest income had all delinquent loans been accounted for on an accrual basis.

The following table sets forth information with respect to Doral Financial's non-accrual loans, other real estate owned ("OREO") and other non-performing assets as of the dates indicated. Doral Financial did not have any troubled debt restructuring as of any of the years presented.

[page 48]

TABLE N - NON-PERFORMING ASSETS

                                                                                           AS OF DECEMBER 31,
(Dollars in thousands)                                                   2002         2001        2000        1999       1998
----------------------                                                   ----         ----        ----        ----       ----
MORTGAGE BANKING BUSINESS:
    Non-accrual loans:
       Construction loans                                              $    497     $   705     $ 1,155     $     -     $     -
       Residential mortgage loans(1)                                     17,153       3,742           -           -           -
    Construction loans past due 90 days and still accruing                2,413           -           -           -           -
    Loans held for sale past due 90 days and still accruing(2)           60,054      55,966      53,288      44,030      49,201
    OREO                                                                 12,375       7,924       5,936       3,834       2,987
    Other non-performing assets                                               -           -           -           -       1,011
                                                                       --------     -------     -------     -------     -------
    Total NPAs of mortgage banking business                              92,492      68,337      60,379      47,864      53,199
                                                                       --------     -------     -------     -------     -------

OTHER LENDING ACTIVITIES THROUGH BANKING SUBSIDIARIES:
    Non-accrual loans:
       Construction loans                                                   638       1,184       1,029           -         183
       Residential mortgage loans                                         8,746       5,276       4,965       3,731       2,382
       Commercial real estate loans                                       5,152       1,651       1,513         567         865
       Consumer loans                                                     1,152         463         312         205         241
       Commercial non-real estate loans                                     676         418         178           -           -
       Land loans                                                             -          70           -           -           -
                                                                       --------     -------     -------     -------     -------

Total non-accrual loans                                                  16,364       9,062       7,997       4,503       3,671

OREO                                                                        682         490         322          76           -
                                                                       --------     -------     -------     -------     -------

Total NPAs of banking subsidiaries                                       17,046       9,552       8,319       4,579       3,671
                                                                       --------     -------     -------     -------     -------

Total NPAs of Doral Financial (consolidated)                           $109,538     $77,889     $68,698     $52,443     $56,870
                                                                       ========     =======     =======     =======     =======

Total NPAs of banking subsidiaries as a percentage of their loans
  receivable, net and OREO                                                 1.75%       1.58%       2.31%       2.53%       2.88%

Total NPAs of Doral Financial as a percentage of consolidated total
  assets                                                                   1.30%       1.16%       1.26%       1.16%       1.95%

Total non-performing loans to total loans                                  2.99%       3.56%       3.56%       3.89%       5.04%

Ratio of allowance for loan losses to total non-performing loans at
  end of period (consolidated)                                            18.91%      17.95%      15.03%      12.64%       9.77%

     (1) During the second quarter of 2002, the Company adopted a new policy in which mortgage loans held for sale by its mortgage banking units are placed on a non-accrual basis after they are delinquent for more than 180 days and if the loan-to-value ratio indicates that there is a concern as to ultimate collectibility of the loan. From the beginning of 2001 until the second quarter of 2002, mortgage loans held for sale by Doral Financial's mortgage banking units were placed on a non-accrual basis if they had been delinquent for over a year and if the loan-to-value ratio indicated concern as to ultimate collectibility of the loan. Prior to 2001, Doral Financial did not place mortgage loans held for sale in its mortgage banking units on a non-accrual basis following default.

     (2) Does not include approximately $13.4 million, $12.7 million, $26.5 million, $26.1 million and $6.5 million of 90 days past due FHA/VA loans as of December 31, 2002, 2001, 2000, 1999 and 1998, respectively, which are not considered non-performing assets by Doral Financial because the principal balance of these loans is insured or guaranteed under applicable FHA and VA programs and interest is, in most cases, fully recovered in foreclosure proceedings.

[page 49]

Doral Financial believes that the value of the OREO reflected on its financial statements represents a reasonable estimate of the properties' fair values, net of disposition costs. The fair value of the OREO is normally determined annually on the basis of periodic appraisals prepared by licensed real estate appraisers.

The following table summarizes certain information regarding Doral Financial's allowance for loan losses and losses on OREO, for both Doral Financial's banking and mortgage banking businesses for the periods indicated.

TABLE O - ALLOWANCE FOR LOAN LOSSES AND OREO

                                                                                           AS OF DECEMBER 31,
(Dollars in thousands)                                                   2002         2001        2000         1999       1998
---------------------                                                    ----         ----        ----         ----       ----
Allowance for OREO losses:
    Balance at beginning of year                                       $  1,365     $  1,530     $   910     $ 1,011     $   676
    Provision for losses                                                  2,809          969         765         620       1,402
    Net gains (losses), charge-offs and others                           (1,402)      (1,134)       (145)       (721)     (1,067)
                                                                       --------     --------     -------     -------     -------
    Balance at end of year                                             $  2,772     $  1,365     $ 1,530     $   910     $ 1,011
                                                                       ========     ========     =======     =======     =======

Allowance for loan losses:(1)
    Balance at beginning of year                                       $ 12,472     $  9,387     $ 6,136     $ 5,166     $ 2,866
    Provision for loan losses                                             7,429        4,445       4,078       2,626         883
                                                                       --------     --------     -------     -------     -------

    Charge-offs:
       Mortgage loans held for sale                                        (103)        (584)       (201)     (1,480)          -
       Construction loans                                                     -            -           -           -           -
       Residential mortgage loans                                             -            -         (24)          -           -
       Commercial real estate loans                                           -            -           -           -           -
       Consumer loans                                                    (1,500)        (694)       (529)       (477)       (127)
       Commercial non-real estate loans                                    (103)         (91)       (239)        (17)          -
       Other                                                               (116)         (42)       (122)        (40)          -
                                                                       --------     --------     -------     -------     -------
    Total Charge-offs                                                    (1,822)      (1,411)     (1,115)     (2,014)       (127)
                                                                       --------     --------     -------     -------     -------

    Recoveries:
       Mortgage loans held for sale                                           -            -          14         294           -
       Construction loans                                                     -            -           -           -           -
       Residential mortgage loans                                            14            -         103           -           -
       Commercial real estate loans                                           1            -           -           -           -
       Consumer loans                                                       155          161         115          64          76
       Commercial non-real estate loans                                      15           37          50           -           -
       Other                                                                 11            -           6           -           -
                                                                       --------     --------     -------     -------     -------
    Total recoveries                                                        196          198         288         358          76
                                                                       --------     --------     -------     -------     -------
    Net charge-offs                                                      (1,626)      (1,213)       (827)     (1,656)        (51)
                                                                       --------     --------     -------     -------     -------
    Other                                                                   (32)        (147)          -           -       1,468
                                                                       --------     --------     -------     -------     -------
Balance at end of year                                                 $ 18,243     $ 12,472     $ 9,387     $ 6,136     $ 5,166
                                                                       ========     ========     =======     =======     =======

Allowance for loan losses as a percentage of total loans outstanding
  at the end of year                                                       0.57%        0.48%       0.54%       0.49%       0.49%

Net charge-offs to average loans outstanding                               0.06%        0.06%       0.05%       0.15%       0.01%

     (1) Includes the allowance of mortgage loans held for sale of $8.26 million, $6.5 million, $4.5 million, $4.0 million and $3.5 million as of December 31, 2002, 2001, 2000, 1999 and 1998, respectively, and the allowance for loans receivable held for investment of $9.98 million, $6.0 million, $4.8 million, $2.1 million and $1.7 million as of December 31, 2002, 2001, 2000, 1999 and 1998.

[page 50]

The following table sets forth information concerning the allocation of Doral Financial's allowance for loan losses by loan category as of the dates indicated:

TABLE P - ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                AS OF DECEMBER 31,
(Dollars in thousands)                    2002                       2001                     2000
                                          ----                       ----                     ----
                                    AMOUNT       PERCENT       AMOUNT      PERCENT      AMOUNT      PERCENT
                                    ------       -------       ------      -------      ------      -------
Mortgage loans held for sale       $ 8,261        45.3%       $ 6,472       51.9%       $4,549       48.5%
Loans receivable:
    Construction                     2,837        15.5%         3,305       26.5%        2,617       27.9%
    Residential mortgage loans       2,184        12.0%           569        4.6%          822        8.8%
    Commercial real estate           2,279        12.5%         1,105        8.9%          725        7.7%
    Consumer - secured by
      mortgage                           2         0.0%             8        0.1%           23        0.2%
    Consumer - other                 2,570        14.1%           350        2.8%          183        1.9%
    Commercial non-real estate          98         0.5%           151        1.2%           53        0.5%
    Loans on saving deposits            12         0.1%            94        0.8%          119        1.3%
    Land secured                         -         0.0%           418        3.2%          296        3.2%
                                   -------       -----        -------      -----        ------      -----
       Total                       $18,243       100.0%       $12,472      100.0%       $9,387      100.0%
                                   =======       =====        =======      =====        ======      =====

                                                  AS OF DECEMBER 31,
(Dollars in thousands)                    1999                      1998
                                          ----                      ----
                                   AMOUNT       PERCENT      AMOUNT       PERCENT
                                   ------       -------      ------       -------
Mortgage loans held for sale      $3,996        65.1%       $3,510        67.9%
Loans receivable:
    Construction                     885        14.4%          117         2.3%
    Residential mortgage loans       545         8.9%        1,225        23.8%
    Commercial real estate           369         6.0%          131         2.5%
    Consumer - secured by
      mortgage                        25         0.4%           25         0.5%
    Consumer - other                  90         1.5%           31         0.6%
    Commercial non-real estate        12         0.2%            4         0.1%
    Loans on saving deposits          60         1.0%           18         0.3%
    Land secured                     154         2.5%          105         2.0%
                                  ------       -----        ------       -----
       Total                      $6,136       100.0%       $5,166       100.0%
                                  ======       =====        ======       =====

The allowance for loan losses relating to loans held by Doral Financial was $18.2 million at December 31, 2002, compared to $12.5 million at December 31, 2001 and $9.4 million as of December 31, 2000. The increase in the allowance was primarily a result of a larger loan portfolio as well as an increase in the amount of construction, consumer, commercial real estate and other commercial loans that carry greater credit risk.

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

INVESTMENT AND TRADING ACTIVITIES

As part of its mortgage securitization activities, Doral Financial is involved in the purchase and sale of mortgage-backed securities held for trading. Doral Financial also engages in purchases and sales of whole loans and securities primarily through its international banking entities. At December 31, 2002, Doral Financial held securities for trading with a fair market value of $1.2 billion, approximately $605.5 million of which consisted of Puerto Rico tax-exempt GNMA securities. These tax-exempt securities are generally held by Doral Financial for longer periods prior to sale in order to maximize the tax-exempt interest received thereon. Securities held for trading are reflected on Doral Financial's Consolidated Financial Statements at their fair market value with resulting gains or losses included as part of trading activities. The fair values of Doral Financial's tax-exempt GNMA securities are based on quotations obtained from local broker-dealers after adjusting such amounts for such factors as liquidity and the prices of U.S. GNMAs. Refer to "Critical Accounting Policies - Valuation of Trading Securities and Derivatives" for additional information on how Doral Financial determines the fair values of its trading securities.

[page 51]

As part of its strategy to diversify its revenue sources, Doral Financial also invests in securities that are classified as available for sale or held to maturity. As of December 31, 2002, Doral Financial held $862.1 million of investment securities that were classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains or losses included in stockholders' equity and reported as "Accumulated other comprehensive income (loss), net of taxes," in Doral Financial's Consolidated Financial Statements. At December 31, 2002, Doral Financial had unrealized losses in other comprehensive income of $7.7 million, compared to unrealized losses of $12.3 million at December 31, 2001. As of December 31, 2002, Doral Financial held approximately $960.6 million in securities that are classified as held to maturity.

The following table summarizes Doral Financial's securities holdings as of December 31, 2002.

TABLE Q - INVESTMENT SECURITIES

                                                          HELD FOR        AVAILABLE        HELD TO
                                                          TRADING          FOR SALE        MATURITY
                                                          -------          --------        --------
(In thousands)
Mortgage-backed securities                               $   829,593     $   187,366     $    82,151
Interest-only strips                                         359,185               -               -
U.S. Treasury and agency securities                                -         674,724         856,775
Puerto Rico government obligations                             6,246               -          13,305
Other                                                          1,155               -           8,395
                                                         -----------     -----------     -----------
Total                                                    $ 1,196,179     $   862,090     $   960,626
                                                         ===========     ===========     ===========

For additional information regarding the composition of Doral Financial's investment securities, please refer to Notes 5, 6 and 7 of Doral Financial's Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Doral Financial has an ongoing need for capital to finance its lending, servicing and investing activities. This need is expected to increase as the volume of the loan originations and investing activity increases. Doral Financial's cash requirements arise mainly from loan originations and purchases, purchases and holding of securities, repayments of debt upon maturity, payments of operating and interest expenses and servicing advances and loan repurchases pursuant to recourse or warranty obligations.

Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and to mortgage loans sold to certain other investors, require Doral Financial to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. While Doral Financial generally recovers funds advanced pursuant to these arrangements within 30 days, it must absorb the cost of the funds it advances during the time the advance is outstanding. During each of the years ended December 31, 2002 and 2001, the monthly average amount of funds advanced by Doral Financial under such servicing agreements was approximately $10.6 million and $9.6 million, respectively. To the extent the mortgage loans underlying Doral Financial's servicing portfolio experience increased delinquencies, Doral Financial would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts.

When Doral Financial sells mortgage loans to third parties it generally makes customary representations and warranties regarding the characteristics of the loans sold. To the extent Doral Financial breaches any of these warranties, investors are generally entitled to obligate Doral Financial to repurchase the loan subject of the breach.

In addition to its servicing and warranty obligations, Doral Financial's loan sale activities include the sale of non-conforming mortgage loans subject to recourse arrangements that generally obligate Doral Financial to repurchase the loans if the loans are 90 days or more past due or otherwise in default. To the extent the delinquency ratios of the loans sold subject to recourse are greater than anticipated and Doral Financial is required to repurchase more loans than anticipated, Doral Financial's liquidity requirements would increase. See "Credit Risks Related to Loan Activities" for additional information on these arrangements.

Doral Financial's primary sources of liquidity are sales in the secondary mortgage market of the loans it originates and purchases, short-term borrowings under warehouse, gestation and repurchase agreement lines of credit secured by pledges of its loans and mortgage-backed securities and revenues from operations. Doral Financial's banking subsidiaries also rely on deposits and borrowings from the FHLB-NY. Doral Financial has also relied on privately placed and publicly offered debt financings and public offerings of preferred and common stock. During the

[page 52]

second quarter of 2002, Doral Financial sold 4,140,000 shares of nonconvertible, non-cumulative perpetual preferred stock at a price to the public of $25.00 per share pursuant to a public underwritten offering. The net proceeds to Doral Financial after the underwriting discounts and expenses were approximately $100.0 million.

The table below shows Doral Financial's sources of borrowings and the related average interest rate as of December 31, 2002 and 2001. Refer to Notes 14 and 15 to Doral Financial's Consolidated Financial Statements for additional information regarding Doral Financial's repurchase agreements and warehouse lines of credit.

TABLE R - SOURCES OF BORROWINGS

                                                        AS OF DECEMBER 31,
                                                 2002                         2001
                                                 ----                         ----
                                         AMOUNT        AVERAGE     AMOUNT         AVERAGE
(In thousands)                         OUTSTANDING      RATE     OUTSTANDING       RATE
-------------                          -----------      ----     -----------       ----
Repurchase Agreements                  $ 2,733,339     3.46%     $ 2,573,772       4.00%
Loans Payable                              211,002     2.62%         161,101       3.67%
Deposits                                 2,217,211     2.85%       1,669,909       3.65%
Notes Payable                              621,303     7.75%         459,543       7.98%
Advances from FHLB                       1,311,500     3.93%         687,500       4.80%

Doral Financial is dependent upon its ability to access warehouse, gestation and repurchase facilities, in addition to its ability to continue to pool and sell loans in the secondary mortgage market. It borrows money under warehousing lines of credit to fund its mortgage loan originations and repays the borrowing as the mortgages are sold or securitized. The warehousing lines of credit then become available for additional borrowings. Included among Doral Financial's warehousing line of credit facilities are gestation or pre-sale facilities that permit Doral Financial to obtain more favorable rates once mortgage loans are in the process of securitization but prior to the actual issuance of the mortgage-backed securities, as well as to finance such mortgage-backed securities upon their issuance. Doral Financial has several warehousing, gestation and repurchase agreement lines of credit totaling $8.1 billion as of December 31, 2002, of which $2.9 billion was outstanding under these facilities at year end. Of the aggregate amount of funding available under Doral Financial's warehousing and repurchase lines of credit, approximately $2.0 billion represented committed facilities under which the lender is committed to advance funds subject to compliance with various conditions. The remaining funding was available under uncommitted lines pursuant to which advances are made at the discretion of the lender.

Doral Financial's committed lines of credit generally require Doral Financial to comply with various financial covenants and ratios. Failure to comply with any of these covenants permits the lender to require immediate repayment of all amounts previously advanced and to stop making further advances to Doral Financial. As of December 31, 2002, Doral Financial was in compliance with all such financial covenants and ratios.

Doral Financial's investment grade credit ratings on its debt securities have allowed it to obtain liquidity in the capital markets through public and private offerings of its debt securities. To the extent Doral Financial's credit ratings on its debt securities were to fall below investment grade, Doral Financial's ability to obtain liquidity through the capital markets would be materially adversely affected. A decrease in Doral Financial's credit ratings could also make it more difficult for it to sell non-conforming loans subject to recourse provisions since the purchasers of loans subject to recourse provisions rely in part on the credit of Doral Financial when purchasing such loans. A decrease in recourse sales could adversely affect the liquidity of Doral Financial because the secondary market for non-conforming loans is not as liquid as the secondary market for loans that qualify for the sale or guarantee programs of FHA, VA, FNMA and FHLMC. A decrease in Doral Financial's credit ratings could also adversely affect its liquidity because lending institutions may be less inclined to renew or enter into new lending arrangements with Doral Financial. A ratings downgrade would also adversely affect liquidity because counterparties to repurchase agreements used for funding loan origination activities or to derivative contracts used for interest rate risk management purposes could increase the applicable margin requirements under such agreements.

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

[page 53]

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

Doral Financial maintains a considerable investment in MSRs and IOs generated as part of its mortgage sale activities. While the servicing assets and IOs are recorded at the time of sale of the related mortgage loans, the cash related to such retained interest is received over the life of the asset and, therefore, does not provide immediate liquidity that is available to Doral Financial to fund its operations or to pay dividends.

Doral Financial's banking subsidiaries obtain funding for their lending activities through the receipt of deposits, FHLB-NY advances and from other borrowings, such as term notes backed by FHLB-NY letters of credit. As of December 31, 2002, Doral Financial's banking subsidiaries held approximately $2.2 billion in deposits at a weighted-average interest rate of 2.85%. For additional information regarding deposit accounts and FHLB-NY advances see Notes 16 and 18 to Doral Financial's Consolidated Financial Statements.

The following table presents the average balance and the annualized average rate paid on each deposit type for the years indicated.

TABLE S - AVERAGE DEPOSIT BALANCE

                                                                           YEAR ENDED DECEMBER 31,
                                                          2002                      2001                     2000
                                                          ----                      ----                     ----
                                                  AVERAGE       AVERAGE     AVERAGE        AVERAGE     AVERAGE      AVERAGE
(Dollars in thousands)                            BALANCE        RATE       BALANCE         RATE       BALANCE       RATE
----------------------                            -------        ----       -------         ----       -------       ----
Certificates of deposit                         $ 1,168,984      3.84%    $   904,910       4.87%    $   835,762     6.31%
Regular passbook savings                            183,074      2.81%        101,038       4.33%         63,560     4.73%
NOW accounts                                        411,837      2.23%        299,486       2.80%        191,381     4.62%
Non-interest bearing                                273,708         -         177,862          -         132,671        -
                                                -----------      ----     -----------       ----     -----------     ----
Total deposits                                  $ 2,037,603      3.57%    $ 1,483,296       4.75%    $ 1,223,374     5.07%
                                                ===========      ====     ===========       ====     ===========     ====

The following table sets forth the maturities of certificates of deposit having principal amounts of $100,000 or more at December 31, 2002.

TABLE T - DEPOSIT MATURITIES

(Dollars in thousands)                                     AMOUNT
----------------------
Certificates of deposit maturing
  Three months or less                                  $   314,965
  Over three through six months                             127,682
  Over six through twelve months                            105,957
  Over twelve months                                        452,551
                                                        -----------
Total                                                   $ 1,001,155
                                                        ===========

As of December 31, 2002 and 2001, Doral Financial's retail banking subsidiaries had approximately $654.5 million and $418.1 million, respectively, in brokered deposits obtained through broker-dealers. Brokered deposits are used by Doral Financial's banking subsidiaries as a source of long-term funds. Brokered deposits, however, are generally considered a less stable source of funding than core deposits obtained through retail bank branches. Investors that invest in brokered deposits are generally very sensitive to interest rates and will generally move funds from one depository institution to another based on minor differences in rates offered on deposits.

Doral Financial's banking subsidiaries, as members of the FHLB-NY, have access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of total assets. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value of 110% of the advances or reimbursement obligations. At December 31, 2002, Doral Financial's banking subsidiaries had $1.3 billion in outstanding advances from the FHLB-NY at a weighted-average interest rate cost of 3.93%. See Note 18 to Doral Financial's Consolidated Financial Statements for additional information regarding such advances.

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

[page 54]

REGULATORY CAPITAL RATIOS

As of December 31, 2002, Doral Financial and its banking subsidiaries were in compliance with all the regulatory capital requirements that were applicable to them as a financial holding company, state non-member bank and federal savings bank (i.e., total capital and Tier 1 capital to risk-weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%). Set forth below are Doral Financial's and its banking subsidiaries' regulatory capital ratios as of December 31, 2002, based on existing Federal Reserve, FDIC and OTS guidelines.

TABLE U - REGULATORY CAPITAL RATIOS

                                                                                              DORAL FINANCIAL BANKING SUBSIDIARIES
                                                                                             --------------------------------------
                                                                                                                           WELL
                                                                                DORAL         DORAL         DORAL       CAPITALIZED
                                                                              FINANCIAL      BANK-PR      BANK-NY(1)      MINIMUM
                                                                              ---------      -------      ----------      -------
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)                   14.6%         13.2%         21.8%           6.0%
Total capital (Total capital to risk-weighted assets)                           14.9%         13.6%         21.9%          10.0%
Leverage ratio(2)                                                               12.0%          7.1%          8.2%           5.0%

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

As of December 31, 2002, Doral Bank-PR and Doral Bank-NY were considered well capitalized banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. To be considered a well capitalized institution under the FDIC's regulations, an institution must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and not be subject to any written agreement or directive to meet a specific capital ratio.

Failure to meet minimum regulatory capital requirements could result in the initiation of certain mandatory and additional discretionary actions by banking regulators against Doral Financial and its banking subsidiaries that, if undertaken, could have a material adverse effect on Doral Financial.

On November 29, 2001, the federal banking and thrift regulatory agencies adopted a final rule that changes the regulatory capital treatment of recourse obligations, residual interests and direct credit substitutes. The rule imposes a new dollar-for-dollar capital requirement on residual interests retained in sale or securitization transactions and a 25% limit on the amount of Tier 1 capital that may consist of credit-enhancing interest-only strips, a subset of residual interests. Currently, most of the IOs created in connection with the sale by Doral Financial of its non-conforming loans are treated as credit-enhancing interest-only strips under the new rule and thus are subject to a dollar-for-dollar capital requirement for risk-based capital purposes and to the 25% concentration limit for Tier 1 capital purposes. The capital ratios set forth above incorporate the impact of the new capital rule for IOs.

The rule clarifies that, subject to certain exceptions, the entire amount of assets sold with recourse, not just the contractual amount of the recourse obligation, is converted into an on-balance sheet credit equivalent amount. The credit equivalent amount, less any recourse liability reflected on the balance sheet, is then risk weighted for purposes of applying the applicable capital requirement. The risk weighting for residential mortgage loans is currently 50%. As of December 31, 2002, Doral Financial's outstanding balance of loans sold with full or partial recourse was $2.2 billion.

Substantially all of Doral Financial's recourse obligations and IOs are recorded at the holding company level and, accordingly, the new rule only impacts the regulatory requirements applicable to Doral Financial as a financial holding company and had no impact on the banking subsidiaries. While the implementation of the new rule reduced Doral Financial's regulatory capital ratios at the holding company level, Doral Financial anticipates that it will continue to comply with all applicable capital requirements.

Doral Securities is subject to regulatory capital requirements imposed by the SEC. At December 31, 2002, Doral Securities was in compliance with its applicable regulatory capital requirement.

ASSETS AND LIABILITIES

At December 31, 2002, Doral Financial's total assets were $8.4 billion, compared to $6.7 billion at December 31, 2001. The increase in assets was due primarily to a net increase in the loan portfolio of approximately $614.1 million and a net increase in money market investments of approximately $868.7 million, which were offset in part by a decrease of $172.7

[page 55]

million in accounts receivable from investment sales. Total liabilities were $7.4 billion at December 31, 2002, compared to $5.9 billion at December 31, 2001. The increase in liabilities was largely the result of an increase in securities sold under agreements to repurchase, deposit accounts, notes payable and advances from FHLB that were used to fund Doral Financial's increase in assets. Such increase was offset in part by a decrease of $144.9 million in accounts payable from investment purchases. At December 31, 2002, deposit accounts totaled $2.2 billion, compared to $1.7 billion at December 31, 2001. As of December 31, 2002, Doral Financial's banking subsidiaries had $5.5 billion in assets, compared to $3.7 billion at December 31, 2001.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The tables below summarize Doral Financial's contractual obligations, on the basis of contractual maturity or first call date, whichever is earlier, and other commercial commitments as of December 31, 2002.

TABLE V - CONTRACTUAL OBLIGATIONS

(In thousands)                                                                 PAYMENT DUE BY PERIOD
                                                                        LESS THAN                                  AFTER 5
CONTRACTUAL OBLIGATIONS                                     TOTAL        1 YEAR       1-3 YEARS     3-5 YEARS       YEARS
-----------------------                                     -----        ------       ---------     ---------       -----
Repurchase and warehousing lines of credit               $ 2,944,341   $ 2,594,341   $   100,000   $   250,000   $         -
Deposits                                                   2,217,211     1,707,746       286,204       221,782         1,479
Notes payable                                                621,303         8,745       215,035        94,490       303,033
Advances from FHLB                                         1,311,500       547,500       317,000       347,000       100,000
Non-cancellable operating leases                              54,442         4,905         9,047         8,761        31,729
                                                         -----------   -----------   -----------   -----------   -----------
Total Contractual Cash Obligations                       $ 7,148,797   $ 4,863,237   $   927,286   $   922,033   $   436,241
                                                         ===========   ===========   ===========   ===========   ===========

TABLE W - OTHER COMMERCIAL COMMITMENTS(1)

(In thousands)                                                             AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
                                                                           ------------------------------------------
                                                               TOTAL AMOUNT    LESS THAN                                 AFTER 5
OTHER COMMERCIAL COMMITMENTS                                    COMMITTED       1 YEAR      1-3 YEARS     3-5 YEARS       YEARS
----------------------------                                    ---------       ------      ---------     ---------       -----
Standby Repurchase (Recourse) Obligations                      $ 1,455,338   $   309,174   $   496,439   $    23,483   $   626,242
                                                               ===========   ===========   ===========   ===========   ===========

     (1) Refer to Note 22 of Doral Financial's Consolidated Financial Statements for additional information regarding other commercial commitments of the Company.

INTEREST RATE RISK MANAGEMENT

General. Interest rate fluctuation is the primary market risk affecting Doral Financial. Changes in interest rates can affect the volume of mortgage loan originations, the net interest income earned on Doral Financial's portfolio of loans and securities, the amount of gain on sale of loans, and the value of Doral Financial's servicing assets and securities holdings.

Lower interest rates tend to increase demand for mortgage loans for home purchases as well as the demand for refinancing of existing mortgages. Higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans. Increases in rates could also reduce demand for refinance loans. A substantial portion of Doral Financial's total mortgage loan originations have consistently been composed of refinance loans. For the years ended December 31, 2002, 2001 and 2000, refinance loans represented approximately 57%, 56% and 38%, respectively, of Doral Financial's total dollar volume of mortgage loans originated (excluding purchases from third parties). As a result, higher interest rates may adversely affect the volume of loan originations and income related to mortgage loan sales. Although a significant portion of Doral Financial's refinance loans are for debt consolidation purposes and, therefore, not as sensitive to increases in interest rates, a significant future increase in mortgage interest rates in Puerto Rico could adversely affect Doral Financial's business if it results in a significant decrease in refinancing of mortgage loans.

If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time commitments to purchase the mortgage loan are obtained or the loan is sold, Doral Financial may realize a reduced gain or incur a loss on such sale. This risk is sometimes referred to as "lag risk." Doral Financial generally does not hedge the lag risk associated with conventional loans in the pipeline or in the process of origination because it generally does not permit customers to lock in an interest rate prior to closing. Instead, the interest rates on these loans are generally fixed at closing based on a certain spread over a prevailing rate that adjusts weekly, based on the FHLMC auction

[page 56]

for residential mortgages. For FNMA and FHLMC conforming loans and mortgage-backed securities, Doral Financial seeks to sell or to obtain commitments for the sale of such loans or mortgage-backed securities as soon as practicable following the funding of such loans. Conforming loans are normally sold to institutional investors or to FNMA and FHLMC. To the extent that Doral Financial does engage in offerings of mortgage products that lock in the interest rate until the closing date, it attempts to enter into forward commitments to sell such loans at the time it fixes the rates for the loans.

Non-conforming conventional loans are normally sold in bulk to local financial institutions. The sale of non-conforming conventional loans normally takes longer than the sale of conforming mortgage loans. Accordingly, Doral Financial attempts to manage this market risk through the purchase of listed options on U.S. Treasury futures contracts as well as through the purchase of option contracts in the over-the-counter market on other interest rate-sensitive instruments and interest rate collars, which tend to increase in value when interest rates increase. Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date for a specified price. Futures are commitments to either purchase or sell designated instruments (such as U.S. Treasury note contracts or Eurodollar certificates of deposit) at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked to market daily and are subject to initial and maintenance margin requirements. Interest rate collar protects against rising interest rates, but generally limits the benefits of rising rates. An interest rate collar involves a derivative instrument for which an investor pays a fixed premium that entitled the investor to receive payments so long as interest rates fluctuate within a defined range.

In the case of Puerto Rico tax-exempt GNMA securities, which Doral Financial normally holds for longer periods prior to sale, prices tend to be more stable than for U.S. taxable GNMA securities because their tax-exempt status under Puerto Rico law makes them more attractive to retail investors. This relative stability of prices for Puerto Rico GNMA securities allows Doral Financial to carry out a less aggressive hedging strategy to attempt to protect the value of these assets than what might otherwise be required for U.S. GNMA securities. Doral Financial seeks to protect itself from the market risk associated with its inventory of GNMA securities by purchasing listed options on U.S. Treasury bond futures contracts and other interest rate-sensitive instruments, as well as purchasing options on U.S. GNMA securities in the over-the-counter market.

With respect to Puerto Rico GNMA securities that are originated by Doral Financial and no longer qualify for Puerto Rico tax exemption, Doral Financial implements a less aggressive hedging strategy because it intends to sell such securities in the United States market as soon as practicable following completion of the securitization process, typically through forward commitments.

Declines in interest rates can adversely affect Doral Financial's revenues by increasing prepayment rates and causing an increase of the amortization of servicing assets, or causing an impairment to be recognized with respect to such assets and adversely affecting the value of its IOs. Moreover, increased prepayment rates can reduce Doral Financial's servicing income by decreasing the size of Doral Financial's servicing portfolio. Traditionally, Doral Financial has not actively used synthetic hedge devices to protect its servicing income or the value of its servicing assets from the risks presented by interest rate declines. The structure of Doral Financial's balance sheet serves to hedge in part the sensitivity of its servicing income to decreases in interest rates because the market value of Doral Financial's large portfolio of fixed-rate residential mortgage loans and mortgage-backed securities tends to increase in value when interest rates decline. Doral Financial also seeks to reduce the sensitivity of its servicing income and the value of its servicing asset by maintaining a strong retail origination network that has allowed Doral Financial to increase or maintain the size of its servicing portfolio even during periods of high prepayments, such as those experienced during 1993, 1998, 2001 and 2002.

The net interest income of Doral Financial is also subject to interest rate risk because its interest-earning assets and interest-bearing liabilities reprice at different times and at varying amounts. Most of Doral Financial's interest-earning assets, including its mortgage loans and mortgage-backed securities, are fixed-rate, long-term, interest-earning assets that are not subject to repricing (except for the replacement of assets through repayments, sales and new originations) while the short-term borrowings used to finance these positions normally reprice on a periodic basis (e.g., daily, monthly, quarterly, etc.). Doral Financial manages the risk to its net interest income through a combination of the internal management of the composition of its assets and liabilities and through the use of hedging instruments. Internal asset- liability management practices include the attraction of longer-term funds through the use of long-term repurchase agreements and other borrowings such as senior notes, term notes, FHLB-NY advances and long-term certificates of deposit, including brokered certificates of deposit. Doral Financial also seeks to negotiate interest rate floors on the floating rate loans it originates. Doral Financial also utilizes listed puts and call options on futures on financial instruments (primarily Eurodollar certificates of deposit) to protect its funding costs.

In addition to the use of the internal asset-liability management practices discussed above, Doral Financial has used interest rate swap agreements to effectively fix the cost of

[page 57]

short-term funding sources, which are used to finance the funding and holding of interest-earning assets with longer maturities. An interest rate swap is an agreement where one party (in this case, Doral Financial) agrees to pay a fixed rate of interest on a notional principal amount to a second party in exchange for receiving a variable rate of interest on the same notional amount for a predetermined period of time. No actual assets are exchanged in a swap of this type and interest payments are generally netted. As of December 31, 2002, Doral Financial, through Doral Bank-PR, had in place three interest rate swap agreements with an aggregate notional amount of $250 million. Doral Financial also purchases options on futures contracts for Eurodollar instruments in an attempt to manage the risk to its net interest income components as well as interest rate collar agreements whereby Doral Financial is entitled to receive payments from the counterparty if the three-month LIBOR fluctuates between certain rates (generally 5.5% to 8.5%).

Doral Financial maintains a substantial portfolio of mortgage-backed securities (primarily fixed-rate GNMA certificates) and other investment securities. Generally, the value of fixed-rate securities declines when interest rates rise, and conversely, increases when interest rates fall. At December 31, 2002, Doral Financial held $1.2 billion of mortgage-backed and other investment securities (most of which carried fixed interest rates) that were classified as held for trading and reported at fair value, with unrealized gains and losses included in earnings. In addition, at December 31, 2002, Doral Financial held $862.1 million of investment securities (all of which carried fixed interest rates) that were classified as available for sale and reported at fair value, with unrealized gains or losses reported as a segregated component of stockholders' equity. Accordingly, declines in the value of Doral Financial's securities held for trading and available for sale could have a negative impact on Doral Financial's earnings or financial condition. In order to hedge the interest rate risk associated with Doral Financial's portfolio of securities held for trading and available for sale, Doral Financial may use a variety of derivative instruments including listed put and call options and futures contracts on financial instruments (primarily U.S. Treasury note contracts). In determining the amount of its portfolio to hedge, Doral Financial will consider, among other things, the volatility of prices of its securities and the direction of interest rates. As noted above, the prices for Puerto Rico tax-exempt GNMA securities tend to be more stable than their U.S. counterparts.

For additional information on Doral Financial's volume of derivative instruments (other than interest rate swaps) used to manage interest rate risk, see Note 30 to Doral Financial's Consolidated Financial Statements. In the future, Doral Financial may use alternative hedging techniques including futures, options, interest rate swap agreements or other hedge instruments to help mitigate interest rate and market risk. However, there can be no assurance that any of the above hedging techniques will be successful. To the extent they are not successful, Doral Financial's profitability may be adversely affected. For additional information on the use of derivatives to manage interest rate risk, see "Derivatives" below.

Interest Rate Sensitivity Analysis. Doral Financial employs a variety of measurement techniques to identify and manage its interest rate risk including the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics for on-balance and certain off-balance sheet instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. The model also includes senior management's projections for activity levels in each of the product lines offered by Doral Financial. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. This sensitivity analysis is limited by the fact that it is performed at a particular point in time, is subject to the accuracy of various assumptions, including prepayment forecasts, and does not incorporate other factors that could impact Doral Financial's overall performance in such scenario. Accordingly, the estimates resulting from the use of the model should not be viewed as an earnings forecast. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Risk Management Committee, which comprises members of senior management and reports to Doral Financial's Board of Directors, monitors interest rate risk within Board-approved policy limits. Doral Financial's current interest rate risk policy limits are determined by measuring the anticipated change in net interest income over a 12-month horizon assuming a 100 and 200 basis point linear increase or decrease in all interest rates. Current policy limits this exposure to plus or minus 60% of net interest income for a 12-month horizon.

The following table shows Doral Financial's net interest income sensitivity profile as of December 31, 2002:

TABLE X - INTEREST RATE SENSITIVITY

CHANGE IN INTEREST RATES            PERCENTAGE CHANGE IN 12-MONTH
    (BASIS POINTS)                      NET INTEREST INCOME
    --------------                      -------------------
         +200                                  21%
         +100                                  10%
         -100                                  (8%)
         -200                                 (16%)

[page 58]

Given a linear 100 and 200 basis point increase in the yield curve used in the simulation model, it is estimated net interest income for Doral Financial would increase by 10% and 21% over one year. The model assumes that the portfolios of loans and trading and available for sale securities reprice at least once a year, as such assets are sold and replaced with new assets at current market rates. A 200 basis point linear decrease in interest rates would decrease net interest income by 16% over one year. All these estimated changes in net interest income are within the policy guidelines established by Doral Financial's Board of Directors. The existing market conditions and levels of short-term interest rates required different assumptions in the down interest rate scenarios. The model assumes significantly lower decreases for certain short-term rates in the declining interest rate scenarios because of the historically low level of short-term rates.

While the sensitivity model serves as a useful tool for measuring short-term risk to future net interest income, it does not measure the sensitivity of the market value of Doral Financial's assets or other sources of income such as trading activities and mortgage loan sales to changes in interest rates.

For an estimate of the possible impact of changes in prepayment assumptions on the value of Doral Financial's MSRs and IOs, refer to "Critical Accounting Policies - Amortization and Impairment of MSRs and Valuation of IOs."

Derivatives. As described above, Doral Financial uses derivatives to manage its exposure to interest rate risk caused by changes in interest rates beyond the control of management. Derivatives include interest rate swaps, interest rate collars, futures, forwards and options. Derivatives are generally either privately negotiated over-the-counter ("OTC") or standard contracts transacted through regulated exchanges. OTC contracts generally consist of swaps, forwards and options. Exchange-traded derivatives include futures and options.

Although Doral Financial uses derivatives to manage market risk, for financial reporting purposes its general policy is to account for such instruments on a marked-to-market basis with gains or losses charged to operations as they occur and may, therefore, increase the volatility of Doral Financial's future earnings. Contracts with positive fair values are recorded as assets and contracts with negative fair values as liabilities, after the application of netting arrangements. Fair values of derivatives such as interest rate futures contracts or options are determined by reference to market prices. Fair values for derivatives purchased in the over-the-counter market are determined by prices provided by external sources or valuation models. For the year ended December 31, 2002, average assets and liabilities related to derivatives, other than interest rate swaps, were $20.3 million and $20.5 million, respectively. The notional amounts of assets and liabilities related to these derivatives totaled $29.9 billion and $24.2 billion, respectively, as of December 31, 2002. Notional amounts indicate the volume of derivatives activity, but do not represent Doral Financial's exposure to market or credit risk. Note 30 to Doral Financial's Consolidated Financial Statements contains a detailed summary of Doral Financial's activity in derivative instruments other than interest rate swaps.

The table below summarizes the fair values of Doral Financial's derivatives, as well as the source of the fair values.

TABLE Y - FAIR VALUE RECONCILIATION

(In thousands)                                                                  YEAR ENDED DECEMBER 31, 2002
--------------                                                                  ----------------------------
Fair value of contracts outstanding at the beginning of year                            $     1,534
Contracts realized or otherwise settled during the year                                     (61,987)
Fair value of new contracts entered into during the year                                     81,742
Other changes in fair values                                                                (25,104)
                                                                                        -----------
Fair value of contracts outstanding at the end of year                                  $    (3,815)
                                                                                        ===========

TABLE Z - SOURCE OF FAIR VALUE

(In thousands)                                                               PAYMENT DUE BY PERIOD
                                                                             ---------------------
AS OF DECEMBER 31, 2002
-----------------------                                  MATURITY                                  MATURITY
                                                        LESS THAN     MATURITY      MATURITY      IN EXCESS     TOTAL FAIR
           SOURCE OF FAIR VALUE                           1 YEAR      1-3 YEARS     3-5 YEARS     OF 5 YEARS      VALUE
           --------------------                           ------      ---------     ---------     ----------      -----
Prices actively quoted                                 $   (6,020)   $       984   $         -   $         -   $    (5,036)
Prices provided by other external sources                     (74)             -         1,295             -         1,221
                                                       ----------    -----------   -----------   -----------   -----------
                                                       $   (6,094)   $       984   $     1,295   $         -   $    (3,815)
                                                       ==========    ===========   ===========   ===========   ===========

[page 59]

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

To manage this credit risk, Doral Financial deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. Master netting agreements incorporate rights of set-off that provide for the net settlement of contracts with the same counterparty in the event of default. The credit risk associated with futures contracts is also limited due to daily cash settlement of the net change in the value of open contracts with the exchange on which the contract is traded.

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

RECLASSIFICATION

Certain amounts reflected in the Company's Consolidated Financial Statements for the years ended December 31, 2001 and 2000, have been reclassified to conform to the presentation for 2002.

CHANGES IN ACCOUNTING STANDARDS ADOPTED IN THE 2002 FINANCIAL STATEMENTS

Accounting for Stock-Based Compensation. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation.

Effective January 1, 2003, the Company will expense the fair market value of stock options granted to employees using the "modified prospective" method under SFAS No. 148. Under this method, the Company will expense the fair value of all employee stock options granted after January 1, 2003 as well as the unvested portions of previously granted options. The Company expects that after-tax expense associated with expensing stock options for 2003 will be approximately $2.7 million. The required disclosures are presented in Notes 2 and 26 to the Consolidated Financial Statements.

Acquisition of Certain Financial Institutions. In October 2002, the FASB issued SFAS No. 147, "Acquisition of Certain Financial Institutions." SFAS No. 147 requires acquisitions of financial institutions to be accounted for in accordance with FASB Statements No. 141, "Business Combinations," and No. 142, "Goodwill and Other Intangible Assets." In addition, SFAS No. 147 amends FASB Statement No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets," to include in its scope long-term, customer-relationship intangible assets of financial institutions such as depositor-and borrower-relationship intangible assets and credit cardholder intangible assets. The adoption of SFAS No. 147 did not have any impact on the Company's Consolidated Financial Statements.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections. In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections." As a result of this pronouncement, gains and losses from extinguishment of debt will be classified according to APB 30. Doral Financial adopted this statement in 2002 and it did not have any effect on its Consolidated Financial Statements.

Accounting for the Impairment or Disposal of Long-Lived Assets. On January 1, 2002, Doral Financial adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 and APB 30 and develops an accounting model for long-lived assets that are to be disposed of by sale. Doral Financial's adoption of this statement did not have any effect on its Consolidated Financial Statements.

Goodwill and Intangible Assets. On January 1, 2002, Doral Financial adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This pronouncement addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses

[page 60]

how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for after they have been initially recognized in the financial statements.

Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are not amortized but rather are tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. SFAS No. 142 provides specific guidance for testing goodwill for impairment. In addition, it provides specific guidance on testing intangible assets that will not be amortized for impairment and thus removes those intangible assets from the scope of other impairment guidance. In connection with the adoption of SFAS No. 142, Doral Financial assessed the value of its existing goodwill, which had a carrying value of $9.1 million, substantially related to the acquisition of certain mortgage banking subsidiaries, and determined that its goodwill was not impaired. Doral Financial also ceased amortizing this goodwill. For the year ended December 31, 2001, amortization of goodwill amounted to approximately $621,000.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

Consolidation of Variable Interest Entities, an interpretation of ARB 51. On January 2003, the FASB issued interpretation ("FIN") No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51." This interpretation provides guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which entities should be consolidated. The application of this interpretation is required in all financial statements initially issued after January 31, 2003. The adoption of FIN No. 46 will not have any impact on Doral Financial's Consolidated Financial Statements.

Guarantor's Accounting and Disclosure Requirements for Guarantees. In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." This interpretation requires a guarantor of certain types of guarantees to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions for initial recognition are effective for guarantees that are issued or modified after December 31, 2002. The adoption of FIN No. 45 will not have a material impact on Doral Financial's Consolidated Financial Statements.

Accounting for Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement will not have a significant effect on the Consolidated Financial Statements of Doral Financial.

[page 61]

PricewaterhouseCoopers LLP
PO Box 363566
San Juan PR 00936-3566
Telephone (787) 754-9090
Facsimile (787) 766 1094
Report of Independent Accountants

To the Board of Directors and Stockholders of Doral Financial Corporation

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Doral Financial Corporation and its subsidiaries at December 31, 2002 and 2001, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2002 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the accompanying consolidated financial statements, in 2001 the Company adopted the Statement of Financial Accounting Standards No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended, which effect was accounted for as a cumulative effect of a change in accounting principle.

[signature]

February 24, 2003

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1838395 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

[PAGE 62]

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                  DECEMBER 31,
(Dollars in thousands, except share information)                                              2002          2001
------------------------------------------------                                              ----          ----
ASSETS
Cash and due from banks                                                                    $   156,137   $    45,970
                                                                                           -----------   -----------
Money market investments:
    Securities purchased under resell agreements                                               259,764        54,866
    Time deposits with other banks                                                           1,157,390       493,549
                                                                                           -----------   -----------
           Total money market investments                                                    1,417,154       548,415
                                                                                           -----------   -----------

Pledged investment securities that can be re-pledged:
    Trading securities, at fair value                                                          783,333       756,499
    Securities available for sale, at fair value                                               775,892       702,136
    Securities held to maturity, at amortized cost (market value of $793,174
     for 2002; $758,633 for 2001)                                                              788,376       762,247
                                                                                           -----------   -----------
           Total pledged investment securities                                               2,347,601     2,220,882
                                                                                           -----------   -----------

Other investment securities:
    Trading securities, at fair value                                                          412,846       236,829
    Securities available for sale, at fair value                                                86,198       226,043
    Securities held to maturity, at amortized cost (market value of $172,085
     for 2002; $105,778 for 2001)                                                              172,250       104,088
    Federal Home Loan Bank of NY (FHLB) stock, at cost                                          86,970        56,095
                                                                                           -----------   -----------
           Total other investment securities                                                   758,264       623,055
                                                                                           -----------   -----------

           Total investment securities                                                       3,105,865     2,843,937
                                                                                           -----------   -----------

Loans:
    Mortgage loans held for sale, at lower of cost or market                                 2,183,399     1,947,494
    Loans receivable, net of allowance for loan losses of $9,982 (2001-$6,000)               1,022,342       644,113
                                                                                           -----------   -----------
       Total loans                                                                           3,205,741     2,591,607
                                                                                           -----------   -----------

Receivables and mortgage servicing advances                                                     66,450        43,725
Accounts receivable from investment sales                                                      101,718       274,422
Accrued interest receivable                                                                     43,158        47,039
Servicing assets, net                                                                          159,881       154,340
Premises and equipment, net                                                                    114,916        99,935
Real estate held for sale, net                                                                  13,057         8,414
Other assets                                                                                    37,612        36,479
                                                                                           -----------   -----------
           Total assets                                                                    $ 8,421,689   $ 6,694,283
                                                                                           ===========   ===========

LIABILITIES
Securities sold under agreements to repurchase                                             $ 2,733,339   $ 2,573,772
Loans payable                                                                                  211,002       161,101
Deposits (includes $296,620 and $223,884 of non-interest-bearing deposits
 for 2002 and 2001, respectively)                                                            2,217,211     1,669,909
Notes payable                                                                                  621,303       459,543
Advances from FHLB                                                                           1,311,500       687,500
Accounts payable from investment purchases                                                     100,699       245,573
Accrued expenses and other liabilities                                                         181,664       134,765
                                                                                           -----------   -----------
           Total liabilities                                                                 7,376,718     5,932,163
                                                                                           -----------   -----------

Commitments and contingencies (Note 23)

Stockholders' Equity
Preferred stock, $1 par value; 10,000,000 shares authorized; 7,635,000 and
 3,495,000 shares issued and outstanding in 2002 and 2001, respectively, at
 aggregate liquidation preference value                                                        228,250       124,750
Common stock, $1 par value; 200,000,000 shares authorized; 71,933,348 (including
 23,973,064 shares issued on September 14, 2002 as a result of a three-for-two stock split) and 47,866,334 shares issued in 2002 and 2001, respectively;
 71,849,348 and 47,810,334 shares outstanding in 2002 and 2001, respectively                    71,933        47,866
Paid-in capital                                                                                191,216       217,594
Legal surplus                                                                                   10,777         8,423
Retained earnings                                                                              550,554       375,855
Accumulated other comprehensive loss, net of income tax (benefit) of $2.5
 million (2001- $(509))                                                                         (7,675)      (12,312)
Treasury stock at par value; 84,000 shares held (including 28,000 shares issued
 on September 14, 2002, as a result of a three-for-two stock split)                                (84)          (56)
                                                                                           -----------   -----------
           Total stockholders' equity                                                        1,044,971       762,120
                                                                                           -----------   -----------
           Total liabilities and stockholders' equity                                      $ 8,421,689   $ 6,694,283
                                                                                           ===========   ===========

The accompanying notes are an integral part of these financial statements.

[PAGE 63]

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share information)                                              YEAR ENDED DECEMBER 31,
----------------------------------------------------
                                                                                              2002          2001           2000
                                                                                              ----          ----           ----
Interest income:
    Loans                                                                                  $   203,084   $   162,532   $   124,184
    Mortgage-backed securities                                                                 126,035        96,839        78,075
    Investment securities                                                                       68,886        70,940       101,852
    Other interest earning assets                                                               17,595        25,784        21,434
                                                                                           -----------   -----------   -----------
           Total interest income                                                               415,600       356,095       325,545
                                                                                           -----------   -----------   -----------

Interest expense:
    Securities sold under agreements to repurchase                                              98,014       121,050       136,346
    Loans payable                                                                                6,195        14,270        34,159
    Deposits                                                                                    72,769        70,399        62,002
    Other borrowed funds                                                                        86,200        65,949        50,734
                                                                                           -----------   -----------   -----------
           Total interest expense                                                              263,178       271,668       283,241
                                                                                           -----------   -----------   -----------

           Net interest income                                                                 152,422        84,427        42,304

Provision for loan losses                                                                        7,429         4,445         4,078
                                                                                           -----------   -----------   -----------

           Net interest income after provision for loan losses                                 144,993        79,982        38,226
                                                                                           -----------   -----------   -----------

Non-interest income:
    Net gain on mortgage loan sales and fees                                                   220,585       187,221       134,339
    Trading activities                                                                          (4,271)      (19,770)       (9,393)
    Net gain on sale of investment securities                                                   23,858         5,315         3,360
    Servicing (loss) income, net of amortization and impairment of $40,630,
    $29,728, and $14,268, in 2002, 2001, and 2000, respectively                                 (6,665)          389        12,150
    Commissions, fees and other income                                                          21,886        17,977         9,861
                                                                                           -----------   -----------   -----------
           Total non-interest income                                                           255,393       191,132       150,317
                                                                                           -----------   -----------   -----------

Non-interest expenses:
    Compensation and benefits                                                                   56,643        47,759        40,514
    Taxes, other than payroll and income taxes                                                   5,600         4,423         3,974
    Advertising                                                                                 10,974         9,379         7,911
    Professional services                                                                        7,063         5,804         4,549
    Communication and information systems                                                       12,736        10,248         7,824
    Occupancy and other office expenses                                                         20,292        17,170        14,060
    Depreciation and amortization                                                               12,064        10,325         7,179
    Other                                                                                       14,038         7,746         6,380
                                                                                           -----------   -----------   -----------
           Total non-interest expenses                                                         139,410       112,854        92,391
                                                                                           -----------   -----------   -----------

           Income before income taxes and cumulative effect of change in
            accounting principle                                                               260,976       158,260        96,152

Income taxes                                                                                    40,008        20,338        11,496
                                                                                           -----------   -----------   -----------

Income before cumulative effect of change in accounting principle                              220,968       137,922        84,656
Cumulative effect of change in accounting principle, net of tax                                      -         5,929             -
                                                                                           -----------   -----------   -----------

           Net income                                                                      $   220,968   $   143,851   $    84,656
                                                                                           ===========   ===========   ===========

Net income per common share:(1)

    Basic:
       Income before cumulative effect of change in accounting principle                   $      2.89   $      1.91   $      1.24
       Cumulative effect of change in accounting principle                                           -          0.09             -
                                                                                           -----------   -----------   -----------

           Net income                                                                      $      2.89   $      2.00   $      1.24
                                                                                           ===========   ===========   ===========

    Diluted:
       Income before cumulative effect of change in accounting principle                   $      2.84   $      1.88   $      1.23
       Cumulative effect of change in accounting principle                                           -          0.09             -
                                                                                           -----------   -----------   -----------

           Net income                                                                      $      2.84   $      1.97   $      1.23
                                                                                           ===========   ===========   ===========

Dividends per common share(1)                                                              $      0.42   $      0.32   $      0.25
                                                                                           ===========   ===========   ===========

     (1) Net income and dividends per common share reflect the three-for-two stock split effective September 14, 2002.

The accompanying notes are an integral part of these financial statements.

[PAGE 64]

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                                  YEAR ENDED DECEMBER 31,
(In thousands)                                                                                2002          2001          2000
--------------                                                                                ----          ----          ----
PREFERRED STOCK:
    Balance at beginning of year                                                           $   124,750   $   124,750   $    83,210
    Shares converted (8% convertible)                                                                -             -        (8,460)
    Shares issued (8.35% non-cumulative monthly income, Series B)                                    -             -        50,000
    Shares issued (7.25% non-cumulative monthly income, Series C)                              103,500             -             -
                                                                                           -----------   -----------   -----------
           Balance at end of year                                                              228,250       124,750       124,750
                                                                                           -----------   -----------   -----------

COMMON STOCK:
    Balance at beginning of year                                                                47,866        42,449        40,485
    Common stock converted                                                                           -             -         1,934
    Common stock issued                                                                              -         5,061             -
    Common stock issued under stock option plan                                                     94           356            30
    Shares issued as a result of three-for-two stock split                                      23,973             -             -
                                                                                           -----------   -----------   -----------
           Balance at end of year                                                               71,933        47,866        42,449
                                                                                           -----------   -----------   -----------

PAID-IN CAPITAL:
    Balance at beginning of year                                                               217,594        64,319        59,115
    Shares converted                                                                                 -             -         6,526
    Issuance cost of preferred stock                                                            (3,488)            -        (1,756)
    Common stock issued                                                                              -       148,386             -
    Shares issued under stock option plan                                                        1,055         4,889           434
    Adjustment for three-for-two stock split                                                   (23,945)            -             -
                                                                                           -----------   -----------   -----------
           Balance at end of year                                                              191,216       217,594        64,319
                                                                                           -----------   -----------   -----------

LEGAL SURPLUS:
    Balance at beginning of year                                                                 8,423         5,982         3,596
    Transfer from retained earnings                                                              2,354         2,441         2,386
                                                                                           -----------   -----------   -----------
           Balance at end of year                                                               10,777         8,423         5,982
                                                                                           -----------   -----------   -----------

RETAINED EARNINGS:
    Balance at beginning of year                                                               375,855       265,396       205,875
    Net income                                                                                 220,968       143,851        84,656
    Cash dividends declared on common stock                                                    (30,158)      (21,543)      (15,943)
    Cash dividends declared on preferred stock                                                 (13,730)       (9,408)       (6,806)
    Cash paid in lieu of fractional shares as a result of three-for-two stock split                (27)            -             -
    Transfer to legal surplus                                                                   (2,354)       (2,441)       (2,386)
                                                                                           -----------   -----------   -----------
           Balance at end of year                                                              550,554       375,855       265,396
                                                                                           -----------   -----------   -----------

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAXES:
    Balance at beginning of year                                                               (12,312)        2,870        (7,243)
    Net change in the fair value of investment securities available for sale, net
     of deferred taxes                                                                           4,637       (15,182)       10,113
                                                                                           -----------   -----------   -----------
           Balance at end of year                                                               (7,675)      (12,312)        2,870
                                                                                           -----------   -----------   -----------

TREASURY STOCK AT PAR:
    Balance at beginning of year                                                                   (56)          (56)          (56)
    Shares issued as a result of three-for-two stock split                                         (28)            -             -
                                                                                           -----------   -----------   -----------
           Balance at end of year                                                                  (84)          (56)          (56)
                                                                                           -----------   -----------   -----------

    Total stockholders' equity                                                             $ 1,044,971   $   762,120   $   505,710
                                                                                           ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

[PAGE 65]

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                   YEAR ENDED DECEMBER 31,
(In thousands)                                                                                2002          2001          2000
--------------                                                                                ----          ----          ----
NET INCOME                                                                                 $   220,968   $   143,851   $    84,656
                                                                                           -----------   -----------   -----------
Other comprehensive income (loss), before tax:
    Unrealized gains (losses) on securities arising during the period                              289       (10,898)       14,598

    Amortization of unrealized loss on securities reclassified to held to maturity               2,889         2,456           421

    Reclassification adjustment for losses (gains) included in net income                        4,458        (9,430)         (537)
                                                                                           -----------   -----------   -----------

Other comprehensive income (loss) before taxes and cumulative effect of change in
  accounting principle                                                                           7,636       (17,872)       14,482

Income tax (expense) benefit related to items of other comprehensive income                     (2,999)        1,090        (4,369)

Cumulative effect of change in accounting principle, net of taxes                                    -         1,600             -
                                                                                           -----------   -----------   -----------

Other comprehensive income (loss)                                                                4,637       (15,182)       10,113
                                                                                           -----------   -----------   -----------

Comprehensive income, net of taxes                                                         $   225,605   $   128,669   $    94,769
                                                                                           ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

[PAGE 66]

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                   YEAR ENDED DECEMBER 31,
(In thousands)                                                                                2002          2001          2000
--------------                                                                                ----          ----          ----
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                             $   220,968   $   143,851   $    84,656
                                                                                           -----------   -----------   -----------
    Adjustments to reconcile net income to net cash used in operating activities:
       Cumulative effect of change in accounting principle                                           -        (5,929)            -
       Depreciation and amortization                                                            12,064        10,325         7,179
       Amortization of interest-only strips                                                     41,636        33,968        17,700
       Amortization of servicing assets                                                         40,630        29,728        14,268
       Deferred tax provision                                                                   15,712         1,686         4,882
       Provision for loan losses                                                                 7,429         4,445         4,078
       Provision for losses on real estate held for sale                                         2,809           969           765
       Amortization of premium and discount on loans and investment securities                   5,467         5,914         1,435
       Origination and purchases of mortgage loans held for sale                            (4,518,735)   (3,663,659)   (2,795,573)
       Principal repayments and sales of mortgage loans held for sale                        2,022,251     2,019,804     1,599,905
       Purchases of securities held for trading                                            (10,129,969)   (3,799,035)   (1,673,421)
       Principal repayments and sales of trading securities                                 11,227,289     4,884,622     2,371,363
       Increase in interest-only strips, net                                                  (164,353)     (112,450)      (69,475)
       Increase in servicing assets                                                            (46,171)      (44,273)      (44,342)
       (Increase) decrease in receivables and mortgage servicing advances                      (22,725)       13,226          (930)
       Decrease (increase) in accounts receivable from investment sales                        172,704      (231,311)      115,687
       Decrease (increase) in accrued interest receivable                                        3,881         2,694        (7,712)
       Increase in other assets                                                                 (1,133)         (276)      (10,312)
       (Decrease) increase in payable related to short sales                                   (25,128)       (4,063)       49,363
       Increase (decrease) in interest payable                                                   6,176        (7,449)        8,137
       (Decrease) increase in accounts payable from investment purchases                      (144,874)      202,061      (110,698)
       Increase in accrued expenses and other liabilities                                       22,660        11,506           609
                                                                                           -----------   -----------   -----------
           Total adjustments                                                                (1,472,380)     (647,497)     (517,092)
                                                                                           -----------   -----------   -----------

           Net cash used in operating activities                                            (1,251,412)     (503,646)     (432,436)
                                                                                           -----------   -----------   -----------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of securities held to maturity                                                  (535,909)     (666,923)     (282,540)
    Principal repayments and maturities of securities held to maturity                         443,028     1,119,991       145,428
    Purchases of securities available for sale                                              (4,636,233)   (2,941,805)     (612,144)
    Proceeds from sales of securities available for sale                                     5,517,680     2,562,233       552,826
    Principal repayment and maturities of securities available for sale                         41,508         1,235         7,938
    Origination of loans receivable                                                           (662,324)     (552,329)     (384,124)
    Principal repayments of loans receivable                                                   490,558       304,610       213,847
    Purchase of FHLB stock                                                                     (30,875)      (16,590)      (17,860)
    Purchase of premises and equipment                                                         (27,045)      (42,170)      (36,932)
    Proceeds from sales of real estate held for sale                                             5,026         3,577         2,838
                                                                                           -----------   -----------   -----------

           Net cash provided by (used in) investing activities                                 605,414      (228,171)     (410,723)
                                                                                           -----------   -----------   -----------

(Continues)

The accompanying notes are an integral part of these financial statements.

[PAGE 67]

                                                                                                  YEAR ENDED DECEMBER 31,
(In thousands)                                                                                2002          2001          2000
--------------                                                                                ----          ----          ----
CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase in deposits                                                                   $   547,302   $   366,384   $   293,101
    Increase in securities sold under agreements to repurchase                                 159,567       297,917       347,899
    Increase (decrease) in loans payable                                                        75,029      (207,456)      (30,203)
    Increase in advances from FHLB                                                             624,000       298,500       255,000
    Increase (decrease) in notes payable                                                       161,760        14,797       (16,307)
    Issuance of common stock, net                                                                1,149       158,692           464
    Issuance of preferred stock, net                                                           100,012             -        48,244
    Dividends declared and paid                                                                (43,888)      (30,951)      (22,749)
    Cash paid in lieu of fractional shares                                                         (27)            -             -
                                                                                           -----------   -----------   -----------
           Net cash provided by financing activities                                         1,624,904       897,883       875,449
                                                                                           -----------   -----------   -----------

Net increase in cash and cash equivalents                                                      978,906       166,066        32,290
Cash and cash equivalents at beginning of year                                                 594,385       428,319       396,029
                                                                                           -----------   -----------   -----------

Cash and cash equivalents at end of year                                                   $ 1,573,291   $   594,385   $   428,319
                                                                                           ===========   ===========   ===========

Cash and cash equivalents includes:
    Cash and due from banks                                                                $   156,137   $    45,970   $    28,999
    Money market investments                                                                 1,417,154       548,415       399,320
                                                                                           -----------   -----------   -----------
                                                                                           $ 1,573,291   $   594,385   $   428,319
                                                                                           ===========   ===========   ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

    Loan securitizations                                                                   $ 2,032,354   $ 1,049,970   $   844,182
                                                                                           ===========   ===========   ===========

    Reclassification of securities held to maturity to trading category                    $         -   $   130,000   $         -
                                                                                           ===========   ===========   ===========

    Reclassification of securities held to maturity to available for sale category         $         -   $   110,000   $         -
                                                                                           ===========   ===========   ===========

    Reclassification of mortgage loans held for sale to loans receivable                   $   211,999   $         -   $         -
                                                                                           ===========   ===========   ===========

    Loans foreclosed                                                                       $    12,478   $     6,702   $     5,951
                                                                                           ===========   ===========   ===========

    Conversion of preferred stock                                                          $         -   $         -   $     8,460
                                                                                           ===========   ===========   ===========

    Shares issued as a result of a three-for-two stock split                               $    23,973   $         -   $         -
                                                                                           ===========   ===========   ===========

SUPPLEMENTAL INFORMATION FOR CASH FLOWS:

    Cash used to pay interest                                                              $   260,260   $   293,073   $   275,104
                                                                                           ===========   ===========   ===========

    Cash used to pay income taxes                                                          $    27,132   $    10,263   $     6,069
                                                                                           ===========   ===========   ===========

The accompanying notes are an integral part of these financial statements.

[Page 68]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

1. REPORTING ENTITY

Doral Financial Corporation ("DFC" or the "Company") is a financial holding company (see Note 3) engaged in mortgage banking, banking, institutional securities and insurance agency activities through its wholly owned subsidiaries Doral Mortgage Corporation, SANA Investment Mortgage Bankers, Inc., Centro Hipotecario de Puerto Rico, Inc., Doral Bank ("Doral Bank-PR"), Doral Bank, FSB ("Doral Bank-NY"), Doral Insurance Agency, Inc., Doral Securities, Inc., Doral Money, Inc., Doral International, Inc. and Doral Properties, Inc. ("Doral Properties"). Doral Financial is also engaged in mortgage banking activities through HF Mortgage Bankers, organized as an operating division within the parent company.

The Company operates primarily in Puerto Rico, but it also has a mortgage banking office in New York and three branches of a federally chartered savings bank in New York.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of Doral Financial Corporation and its wholly owned subsidiaries. Accounting and reporting policies conform with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is primarily engaged in the origination, purchase, securitization and sale of FHA, VA, conventional conforming and non-conforming first and second mortgage loans, and in providing and/or arranging for interim financing for the construction of residential and other types of real estate developments and permanent financing on multifamily and commercial real estate. The Company services FHA-insured, VA-guaranteed and conventional mortgage loans pooled for issuance of Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities and collateralized mortgage obligation certificates issued by grantor trusts established by the Company ("CMO Certificates"). The Company also services loans for private investors, originates loans for investment and provides banking services through a Puerto Rico commercial bank and a federal savings bank in New York, and provides insurance, and institutional securities services through Doral Insurance Agency, Inc. and Doral Securities, Inc., respectively.

The following summarizes the most significant accounting policies followed in the preparation of the accompanying Consolidated Financial Statements:

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America, requires management to make estimates and assumptions that affect the reported amount of assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Because of uncertainties inherent in the estimation process, it is possible that actual results could differ from those estimates.

MONEY MARKET INVESTMENTS

Money market investments consist of fixed income securities whose original maturity is less than three months. These investments are carried at cost, which approximates fair value due to their short-term nature. In the case of securities purchased under resell agreements, it is the Company's policy to require and take possession of collateral in which fair value exceeds the balance of the related receivable. The securities underlying the agreements are not recorded in the asset accounts of the Company, since the counterparties retain effective control of such securities.

INVESTMENT SECURITIES

Investment securities transactions are recorded on the trade date basis. At the end of the period, unsettled purchase transactions are recorded as part of the Company's position and as a payable, while unsettled sale transactions are deducted from the Company's position and recorded as a receivable. Investment securities are classified as follows:

Securities Held for Trading: Securities that are bought and held principally for the purpose of selling them in the near term are classified as securities held for trading and reported at fair value generally based on quoted market prices. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In a few other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting varying degrees of risk. Realized and unrealized changes in market value are recorded in the securities trading activities in the period in which the changes occur. Interest income and expense arising from trading instruments are included in the income statement as part of net interest income.

In connection with securitization transactions and the sales of loans, the Company recognizes as interest-only strips ("IOs") the rights to cash flows remaining after the pay-

[page 69]

ment of the servicing fees and the contractual payments to the buyers of the loans. The contractual payments to the buyers are generally based on a spread over LIBOR. The contractual payments are either fixed over the life of the loans or floating with quarterly resetting. These IOs are carried at fair value, which is generally determined based on dealers' quotes or market prices for sales of similar assets. The Company also evaluates the fair value of IOs using external and internal valuations based on discounted cash flow models that incorporate assumptions regarding discount rates and mortgage prepayment rates.

Securities Held to Maturity: Securities which the Company has the ability and intent to hold until their maturities are classified as held to maturity and reported at amortized cost. Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method.

Securities Available for Sale: Securities not classified as either securities held to maturity or trading securities are classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported, net of taxes, in other comprehensive income. Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method. Cost of securities sold is determined on the specific identification method.

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

Beginning in the second quarter of 2002, conventional mortgage loans held for sale by Doral Financial's mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than 180 days and to the extent concern exists as to ultimate collectibility based on the loan-to-value ratio. When the loan is placed on non-accrual, its accrued interest to date is fully reserved. From the beginning of 2001 to the second quarter of 2002, mortgage loans held-for-sale by Doral Financial's mortgage banking units were placed on a non-accrual basis if they had been delinquent for over a year and concern existed as to ultimate collectibility based on loan-to-value ratios, and only accrued interest over one year was fully reserved. Prior to 2001, Doral Financial did not place mortgage loans held for sale in its mortgage banking units on a non-accrual basis following default.

LOANS RECEIVABLE

Loans receivable are held principally for investment purposes. These consist mainly of construction loans for new housing development, residential first and second mortgages, commercial real estate, land and consumer loans.

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

Recognition of interest on loans receivable is discontinued when loans are more than 90 days in arrears. At that time, any interest accrued is reversed against interest income. Such interest, if ultimately collected, is credited to income in the period of the recovery. Recognition of interest on residential mortgage loans and interim construction loans held by the Company's mortgage banking units is discontinued when other factors indicate that the collection of interest and principal is doubtful. Loans for which the recognition of interest has been discontinued are designated as non-accruing. Such loans are not reinstated to accrual status until principal and interest payments are brought up to date or when conditions indicate that the Company will collect the principal and interest.

ALLOWANCE FOR LOAN LOSSES

An allowance for loan losses is provided for probable losses on loans receivable and mortgage loans held for sale. The allowance for loan losses is established based upon a review of the loan portfolio, loss experience, current economic conditions and other pertinent factors. Loan losses are charged and recoveries are credited to the allowance for loan losses while increases to the allowance are charged to operations.

The Company measures impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expe-

[page 70]

dient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. The Company performs impairment evaluation for small-balance homogeneous loans on a group basis. Commercial and construction loans over $2,000,000 are evaluated individually for impairment. Loans that are measured at the lower of cost or fair value are excluded. Loans are considered impaired when, based on management's evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.

INSURANCE AGENCY COMMISSIONS

Commissions of the Company's insurance agency operation are recorded when earned. The Company's insurance agency earns commissions on the sale of insurance policies issued by unaffiliated insurance companies.

SERVICING ASSETS AND SERVICING ACTIVITIES

The Company pools FHA-insured and VA-guaranteed mortgages for issuance of GNMA mortgage-backed securities. Conventional loans are pooled and issued as FNMA or FHLMC mortgage-backed securities and CMO certificates as well as sold in bulk to investors with servicing retained. The servicing rights entitle the Company to annual servicing fees based on the outstanding principal balance of the mortgage loans and the contractual servicing rate. The annual servicing fees generally fluctuate between 25 and 50 basis points, less guarantee fees. The servicing fees are credited to income on a monthly basis.

Servicing rights retained in a sale or securitization are measured by allocating the carrying value of the loans between the assets sold and the interest retained, if any, based on their relative fair values, if practicable, at the date of sale or securitization and are presented in the accompanying Consolidated Statements of Financial Condition as servicing assets. The fair value of the servicing rights is generally determined based on market prices for sales of similar assets. Purchased servicing assets are initially recorded at their fair value, which equals the amount paid.

The servicing assets are amortized in proportion to, and over the period of, estimated net servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Servicing assets are evaluated for impairment. Impairment is recognized through a valuation allowance for each individual stratum of mortgage loans subject to servicing rights. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeds its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum is not recognized. Prior to July 2002, Doral Financial recorded impairment charges as a direct write-down of servicing assets.

REAL ESTATE HELD FOR SALE

The Company acquires real estate through foreclosure proceedings. These properties are held for sale and are stated at the lower of cost or fair value, less estimated costs to sell.

PREMISES AND EQUIPMENT

Premises and equipment are carried at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter, for leasehold improvements. Useful lives range from three to ten years for leasehold improvements and equipment, and thirty-five to forty years for office facilities.

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

From time to time, the Company sells mortgage loans and mortgage-backed securities subject to put arrangements and/or other recourse provisions. Pursuant to recourse arrangements, the Company agrees to retain or share the credit risk with the purchaser of such mortgage loans for a specified period or up to a certain percentage of the total amount of loans sold. Pursuant to put arrangements, the Company grants the buyer an option, for a specified period, that allows the buyer to sell the loans or securities back to the Company at a negotiated price but does not restrict the purchaser from selling such securities to a third party at any time. The Company estimates the fair value of the retained recourse obligation or any liability incurred at the time of sale and allocates a portion of the proceeds of the sale to such obligation. Put options are recorded at fair value at the time of sale as a liability on the Company's Consolidated Statements of Financial Condition, and subsequently carried at fair value.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

As part of its financing activities the Company enters into sales of securities under agreements to repurchase the same or substantially similar securities. The Company retains control over such securities. Accordingly, the amounts received under these agreements represent borrowings, and the securities underlying the agreements remain in the asset accounts. These transactions are carried at the amounts at which transactions will be settled.

[page 71]

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

INTEREST RATE RISK MANAGEMENT

The Company has various mechanisms to reduce its exposure to interest rate fluctuations including, among others, entering into transactions dealing with financial derivatives such as futures contracts, options, interest rate swaps and interest rate collars. Such instruments are purchased or entered into as hedges against future fluctuations in interest rates and/or market values of specifically identified assets or liabilities. For financial reporting purposes, it is the Company's general policy to mark such instruments to market with gains or losses included in the results of operations as part of the trading activities.

ADOPTION OF SFAS NO. 133

On January 1, 2001, the Company adopted SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Under the provisions of SFAS No. 133, the Company reclassified $130 million of its securities held to maturity as trading securities and $110 million as available for sale. As a result of the reclassification, the Company recognized a gain of $1.6 million (net of tax) in other comprehensive income and a gain of $5.9 million (net of tax) in the income statement as a cumulative effect of a change in accounting principle.

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

LEGAL SURPLUS

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of Doral Bank-PR's net income for the year be transferred to a legal surplus account until such surplus equals its paid-in capital. The surplus account is not available for payment of dividends.

STATEMENTS OF CASH FLOWS

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

STOCK OPTION PLAN

The Company used the intrinsic value method to account for its stock option plan. Under the intrinsic value-based method, compensation expense is recognized for the excess, if any, of the quoted market price of the stock on the grant date over the amount an employee must pay to acquire the stock. The exercise price of all of the Company's stock options equalled the quoted market price of the stock at the date of grant, thus, the Company did not recognize any compensation cost in 2002, 2001 and 2000.

The following table illustrates the effect on net income and earnings per common share if compensation had been recognized using the fair value method.

[page 72]

(In thousands, except for per share information)                        2002           2001          2000
-------------------------------------------------                       ----           ----          ----
Compensation and Benefits:
  Reported                                                           $   56,643     $   47,759     $  40,514
  Pro forma                                                          $   61,134     $   49,948     $  43,430

Net Income:
  Reported                                                           $  220,968     $  143,851     $  84,656
  Pro forma                                                          $  218,229     $  141,662     $  81,740

Basic Earnings Per Share:
  Reported                                                           $     2.89     $     2.00     $    1.24
  Pro forma                                                          $     2.85     $     1.97     $    1.19

Diluted Earnings Per Share:
  Reported                                                           $     2.84     $     1.97     $    1.23
  Pro forma                                                          $     2.80     $     1.94     $    1.19

Refer to Note 26 for assumptions used to determine the fair value of the options granted.

COMPREHENSIVE INCOME

Comprehensive income includes net income and other transactions, except those with stockholders, which are recorded directly in equity. In the Company's case, in addition to net income, other comprehensive income results exclusively from the changes in the unrealized gains and losses on securities that are classified as available for sale.

SEGMENTS INFORMATION

The Company reports financial and descriptive information about its reportable segments (see Note 31). Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. DFC's management determined that the segregation that best fulfills the segment definition described above is by line of business.

RECLASSIFICATIONS

Certain amounts reflected in the 2001 and 2000 Consolidated Financial Statements have been reclassified to conform to the presentation for 2002.

RECENT ACCOUNTING PRONOUNCEMENTS

Goodwill and Intangible Assets. On January 1, 2002, Doral Financial adopted SFAS No. 142, "Goodwill and Other Intangible Assets." This pronouncement addresses financial accounting and reporting for acquired goodwill and other intangible assets. SFAS No. 142 addresses how intangible assets that are acquired individually or with a group of other assets (but not those acquired in a business combination) should be accounted for in financial statements upon their acquisition and how those assets should be accounted for after they have been initially recognized in the financial statements. Under SFAS No. 142, goodwill and intangible assets that have indefinite useful lives are not amortized but rather are tested at least annually for impairment. Intangible assets that have finite useful lives will continue to be amortized over their useful lives, but without the constraint of an arbitrary ceiling. The Company has goodwill amounting to $9.1 million that is substantially related to the acquisition of certain mortgage banking subsidiaries. In connection with the adoption of SFAS No. 142, Doral Financial assessed the value of its existing goodwill and determined it was not impaired. Doral Financial also ceased amortizing this goodwill. For the year ended December 31, 2001, amortization of goodwill amounted to approximately $621,000.

Accounting for the Impairment or Disposal of Long-Lived Assets. On January 1, 2002, Doral Financial adopted SFAS No. 144 "Accounting for the Impairment or Disposal of Long-Lived Assets." This statement supersedes SFAS No. 121 and APB 30 and develops an accounting model for long-lived assets that are to be disposed of by sale. Doral Financial's adoption of this statement did not have any effect on its Consolidated Financial Statements.

Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections. In April 2002, the FASB issued SFAS No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of SFAS No. 13 and Technical Corrections." As a result of this pronouncement, gains and losses from extinguishment of debt will be classified according to APB 30. Doral Financial adopted this statement in 2002 and it did not have any effect on its Consolidated Financial Statements.

[page 73]

Accounting for Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement will not have a significant effect on the Consolidated Financial Statements of Doral Financial.

Acquisitions of Certain Financial Institutions. In October 2002, the FASB issued SFAS No. 147, "Acquisitions of Certain Financial Institutions." SFAS No. 147 requires acquisitions of financial institutions to be accounted for in accordance with FASB Statements No. 141, and No. 142. In addition, SFAS No. 147 amends FASB Statement No. 144, to include in its scope long-term customer-relationship intangible assets of financial institutions such as depositor- and borrower-relationship intangible assets and credit cardholder intangible assets. The adoption of SFAS No. 147 did not have any impact on the Company's Consolidated Financial Statements.

Accounting for Stock-Based Compensation. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation.

Effective January 1, 2003, the Company will expense the fair value of stock options granted to employees using the "modified prospective" method described in SFAS No. 148. Under this method, the Company will expense the fair value of all employee stock options granted after January 1, 2003, as well as the unvested portions of previously granted options. The Company expects that the after-tax expense associated with expensing stock options for 2003 will be approximately $2.7 million.

Guarantor's Accounting and Disclosure Requirements for Guarantees. In November 2002, the FASB issued interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." This interpretation requires a guarantor of certain types of guarantees to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions for initial recognition are effective for guarantees that are issued or modified after December 31, 2002. The adoption of FIN No. 45 will not have a material impact in the Company's Consolidated Financial Statements.

Consolidation of Variable Interest Entities, an interpretation of ARB 51. In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an interpretation of ARB 51." This interpretation provides guidance on the identification of entities for which control is achieved through means other than through voting rights and how to determine when and which entities should be consolidated. The application of this interpretation is required in all financial statements initially issued after January 31, 2003. The adoption of FIN No. 46 will not have any impact on the Company's Consolidated Financial Statements.

3. REGULATORY REQUIREMENTS

HOLDING COMPANY REQUIREMENTS

On March 11, 2000, the Company became a financial holding company subject to the provisions of the Gramm-Leach-Bliley Act (the "Act"). Under the Act, bank holding companies, such as DFC, all of whose subsidiary depository institutions are "well capitalized" and "well managed," as defined in the Bank Holding Company Act of 1956 (the "BHCA"), and which obtain satisfactory Community Reinvestment Act ratings, may elect to be treated as financial holding companies ("FHCs"). FHCs are permitted to engage in a broader spectrum of activities than those currently permitted to bank holding companies. FHCs can engage in any activities that are "financial" in nature, including insurance underwriting and brokerage, and underwriting and dealing in securities without a revenue limit or a limit on underwriting and dealing in equity securities applicable to foreign securities affiliates (which include Puerto Rico securities affiliates for these purposes). Subject to certain limitations, under new merchant banking rules, FHCs are allowed to make investments in companies that engage in activities that are not financial in nature without regard to the existing 5% limit for domestic investments and 20% limit for overseas investments (including Puerto Rico).

Under the Act, if the Company later fails to meet the requirements for being an FHC and is unable to correct such deficiencies within certain prescribed time periods, the Federal Reserve Board could require the Company to divest control of its depository institution subsidiaries or, alternatively, to cease conducting activities that are not permissible to bank holding companies that are not FHCs.

BANKING CHARTERS

Doral Bank-PR is a commercial bank chartered under the laws of the Commonwealth of Puerto Rico. Its deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF").

[page 74]

Doral Bank-NY is a federally chartered savings bank regulated by the Office of Thrift Supervision. Its deposit accounts are also insured by the FDIC through SAIF.

REGULATORY CAPITAL REQUIREMENTS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can initiate certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory accounting practices. The Company's and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2002, the Company and all of its banking subsidiaries meet all capital adequacy requirements to which they are subject.

As of December 31, 2002, the most recent notification from the FDIC dated November 12, 2002, categorized Doral Bank-PR as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Doral Bank-PR must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the FDIC notification that management believes have changed Doral Bank-PR's category.

Doral Bank-NY is subject to substantially the same regulatory capital requirements of Doral Bank-PR as set forth above. As of December 31, 2002, Doral Bank-NY was in compliance with the capital requirements for a well capitalized institution.

DFC's, Doral Bank-PR's and Doral Bank-NY's actual capital amounts and ratios are presented in the following table. Totals of approximately $107.4 million (2001 - $9.1 million), $273,000 (2001 - $404,000), and $146,000 (2001 - $764,000)
representing non-allowable assets such as goodwill, residual and credit-enhancing interest-only strips and other intangible assets, were deducted from the capital of DFC, Doral Bank-PR and Doral Bank-NY, respectively.

On November 29, 2001, the federal banking and thrift regulatory agencies adopted a final rule that changes the regulatory capital treatment of recourse obligations, residual interests and direct credit substitutes outstanding as of December 31, 2002. The rule imposed a new dollar-for-dollar capital requirement on residual interests retained in sale or securitization transactions and a 25% limit on the amount of Tier 1 capital that may consist of credit-enhancing interest-only strips, a subset of residual interests.

Currently, most of the IOs created in connection with the sale by Doral Financial of its non-conforming loans are treated as credit-enhancing interest-only strips under the new rule and thus are subject to a dollar-for-dollar capital requirement for risk-based capital purposes and to the 25% concentration limit for Tier 1 capital purposes. The capital ratios set forth below incorporate the impact of the new capital rule for IOs.

[PAGE 75]


                                                                                         FOR CAPITAL
                                                                 ACTUAL               ADEQUACY PURPOSES
                                                                 ------               -----------------
(Dollars in thousands)                                    AMOUNT      RATIO (%)     AMOUNT        RATIO (%)
----------------------                                    ------      ---------     ------        ---------
AS OF DECEMBER 31, 2002:
Total capital (to risk-weighted assets):
    DFC Consolidated                                    $  963,505       14.9     $  517,164   > than = to 8.0
    Doral Bank-PR                                       $  335,205       13.6     $  196,753   > than = to 8.0
    Doral Bank-NY                                       $   34,365       21.9     $   12,538   > than = to 8.0
Tier 1 capital (to risk-weighted assets):
    DFC Consolidated                                    $  945,262       14.6     $  258,582   > than = to 4.0
    Doral Bank-PR                                       $  324,902       13.2     $   98,377   > than = to 4.0
    Doral Bank-NY                                       $   34,127       21.8     $    6,269   > than = to 4.0
Leverage Ratio:(1)
    DFC Consolidated                                    $  945,262       12.0     $  316,182   > than = to 4.0
    Doral Bank-PR                                       $  324,902        7.1     $  183,865   > than = to 4.0
    Doral Bank-NY                                       $   34,127        8.2     $   16,630   > than = to 4.0

AS OF DECEMBER 31, 2001:
Total capital (to risk-weighted assets):
    DFC Consolidated                                    $  777,792       18.4     $  338,375   > than = to 8.0
    Doral Bank-PR                                       $  242,068       13.0     $  138,240   > than = to 8.0
    Doral Bank-NY                                       $   30,418       29.2     $    8,347   > than = to 8.0
Tier 1 capital (to risk-weighted assets):
    DFC Consolidated                                    $  765,320       18.1     $  169,188   > than = to 4.0
    Doral Bank-PR                                       $  235,940       12.7     $   69,120   > than = to 4.0
    Doral Bank-NY                                       $   30,169       28.9     $    4,174   > than = to 4.0
Leverage Ratio:(1)
    DFC Consolidated                                    $  765,320       11.6     $  263,855   > than = to 4.0
    Doral Bank-PR                                       $  235,940        7.6     $  121,251   > than = to 4.0
    Doral Bank-NY                                       $   30,169       12.9     $    9,327   > than = to 4.0

                                                               TO BE WELL CAPITALIZED
                                                              UNDER PROMPT CORRECTIVE
                                                                ACTION PROVISIONS
                                                                -----------------
(Dollars in thousands)                                       AMOUNT      RATIO (%)
----------------------                                       ------      ---------
AS OF DECEMBER 31, 2002:
Total capital (to risk-weighted assets):
    DFC Consolidated                                            N/A    N/A
    Doral Bank-PR                                        $  245,942    > than = to 10.0
    Doral Bank-NY                                        $   15,672    > than = to 10.0
Tier 1 capital (to risk-weighted assets):
    DFC Consolidated                                            N/A    N/A
    Doral Bank-PR                                        $  147,565    > than = to 6.0
    Doral Bank-NY                                        $    9,404    > than = to 6.0
Leverage Ratio:(1)
    DFC Consolidated                                            N/A    N/A
    Doral Bank-PR                                        $  229,832    > than = to 5.0
    Doral Bank-NY                                        $   20,788    > than = to 5.0

AS OF DECEMBER 31, 2001:
Total capital (to risk-weighted assets):
    DFC Consolidated                                            N/A    N/A
    Doral Bank-PR                                        $  172,800    > than = to 10.0
    Doral Bank-NY                                        $   10,434    > than = to 10.0
Tier 1 capital (to risk-weighted assets):
    DFC Consolidated                                            N/A    N/A
    Doral Bank-PR                                        $  103,680    > than = to 6.0
    Doral Bank-NY                                        $    6,260    > than = to 6.0
Leverage Ratio:(1)
    DFC Consolidated                                            N/A    N/A
    Doral Bank-PR                                        $  151,564    > than = to 5.0
    Doral Bank-NY                                        $   11,659    > than = to 5.0

         (1) Tier 1 capital to average assets in the case of Doral Financial and Doral Bank-PR, and Tier 1 capital to adjusted total assets in the case of Doral Bank-NY.

HOUSING AND URBAN DEVELOPMENT REQUIREMENTS

The Company's mortgage operation is a U.S. Department of Housing and Urban Development approved non-supervised mortgagee and is required to maintain an excess of current assets over current liabilities and minimum net worth, as defined by the various regulatory agencies. The Company is also required to maintain fidelity bonds and errors and omissions insurance coverage, based on the balance of its servicing portfolio. The Company is in compliance with these regulatory requirements.

REGISTERED BROKER-DEALER REQUIREMENTS

Doral Securities is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and the Puerto Rico Office of the Commissioner of Financial Institutions (the "CFI"). Doral Securities is also a member of the National Association of Securities Dealers (the "NASD"). As a registered broker-dealer, it is subject to regulation by the SEC, the NASD and the CFI in matters relating to the conduct of its securities business, including record-keeping and reporting requirements, supervision and licensing of employees and obligations to customers. In particular, Doral Securities is subject to net capital rules, which specify minimum net capital requirements for registered broker-dealers. These are designed to ensure that such institutions maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. The Company is in compliance with these regulatory capital requirements.

[page 76]

4. MONEY MARKET INVESTMENTS

At December 31, 2002, the Company had $334.4 million in time deposits and other short-term money markets pledged as collateral for securities sold under agreement to repurchase, which the counterparty can repledge.

At December 31, 2002, the carrying value of securities purchased under agreements to resell included in money market investments and the estimated collateral market value of the underlying securities are summarized as follows:

(In thousands)
--------------                                                COLLATERAL
                                                CARRYING       ESTIMATED
TYPE OF COLLATERAL PLEDGED                       VALUE       MARKET VALUE
--------------------------                      --------     ------------
 Mortgage-backed securities                     $ 65,953      $  67,060
 U.S. Government securities                       16,170         16,739
 P.R. Government and Agencies                     96,980        100,712
 Other securities                                 80,661         89,491
                                                --------      ---------
                                                $259,764      $ 274,002
                                                ========      =========

These securities were held on behalf of the Company by the dealers who arranged the transactions. At December 31, 2002, the Company had repledged approximately $244.5 million of the underlying securities.

5. SECURITIES HELD FOR TRADING

Securities held for trading consisted of:

                                                     DECEMBER 31,
                                                     ------------
(In thousands)                                    2002         2001
--------------                                    ----         ----
Mortgage-backed securities:
   GNMA exempt                                $   605,485   $  692,409
   GNMA taxable                                    61,021       11,440
   CMO certificates                                 9,841       12,743
   FHLMC and FNMA                                 153,246       24,205
Interest-only strips                              359,185      236,468
P.R. Government and Agencies                        6,246        4,728
Other                                               1,155       11,335
                                              -----------   ----------
                                              $ 1,196,179   $  993,328
                                              ===========   ==========

Net unrealized gain on trading securities as of December 31, 2002, amounted to approximately $22.2 million. At December 31, 2001 net unrealized holding gain on trading securities amounted to $3.2 million.

6. SECURITIES AVAILABLE FOR SALE

The amortized cost, unrealized gains and losses, approximate market value, weighted average yield and contractual maturities of securities available for sale as of December 31, 2002 and 2001 (2000 - only market value and weighted average yield are presented), were as follows:

                                                                  2002
                                                                  ----
                                                                                         WEIGHTED
                                          AMORTIZED   UNREALIZED   UNREALIZED   MARKET   AVERAGE
                                            COST        GAINS        LOSSES     VALUE     YIELD
MORTGAGE-BACKED SECURITIES
   GNMA
     Due over ten years                   $  12,316    $   610      $   146    $  12,780   6.55%

   FHLMC AND FNMA
     Due over ten years                     171,847      3,073          334      174,586   5.87%

DEBT SECURITIES
   FHLB ZERO COUPON
     Due over ten years                     106,194          -        1,194      105,000   6.87%

   FHLMC NOTES
     Due over ten years                      25,000        315            -       25,315   6.00%

   U.S. TREASURY
     Due from five to ten years             239,062        409        1,162      238,309   4.25%
     Due over ten years                     309,567      1,054        4,521      306,100   5.37%
                                          ---------    -------      -------    ---------   ----
                                          $ 863,986    $ 5,461      $ 7,357    $ 862,090   5.38%
                                          =========    =======      =======    =========   ====

 [Page 77]

(Dollars in thousands)                                                       2001                                    2000
----------------------                                                       ----                                    ----
                                                                                                  WEIGHTED                 WEIGHTED
                                                AMORTIZED   UNREALIZED   UNREALIZED     MARKET     AVERAGE     MARKET      AVERAGE
                                                  COST        GAINS        LOSSES        VALUE      YIELD      VALUE        YIELD
                                                  ----        -----        ------        -----      -----      -----        -----
MORTGAGE-BACKED SECURITIES
    GNMA
       Due within a year                        $       -    $      -    $        -   $        -       -     $   10,411    7.29%
       Due from one to five years                   1,712          12             -        1,724    4.50%             -       -
       Due over ten years                          60,069         136         1,064       59,141    6.38%             -       -

    FHLMC AND FNMA
       Due within a year                                -           -             -            -       -         67,376    7.55%
       Due over ten years                         424,990         712         4,733      420,969    6.31%             -       -

DEBT SECURITIES
    FHLMC ZERO COUPON
       Due over ten years                          62,061          39             -       62,100    7.65%             -       -

    FHLB NOTES
       Due over ten years                          45,000         675             -       45,675    6.75%        24,062    6.32%

    U.S. TREASURY
       Due within a year                                -           -             -            -       -         11,175    6.25%
       Due from five to ten years                  49,520           -           145       49,375    5.00%             -       -
       Due over ten years                         294,040          85         4,930      289,195    5.37%        69,350    6.25%
                                                ---------    --------    ----------   ----------   -----     ----------    ----
                                                $ 937,392    $  1,659    $   10,872   $  928,179    6.06%    $  182,374    6.80%
                                                =========    ========    ==========   ==========   =====     ==========    ====

The weighted average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value.

Proceeds from sales of securities available for sale during 2002 were approximately $5.5 billion (2001 - $2.6 billion and 2000 - $552.8 million). For 2002, gross gains of $49.6 million (2001 - $12.1 million and 2000 - $8.7 million) were realized on those sales. For 2002, gross losses of $25.7 million (2001 - $6.8 million and 2000 - $5.3 million) were realized on those sales.

Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

[PAGE 78]

7. SECURITIES HELD TO MATURITY

The amortized cost, unrealized gains and losses, approximate market value, weighted average yield and contractual maturities of securities held to maturity as of December 31, 2002 and 2001 (2000 - only amortized cost and weighted average yield) were as follows:

    (Dollars in thousands)                                                         2002
    ---------------------                                                          ----
                                                                                                           WEIGHTED
                                                      AMORTIZED    UNREALIZED   UNREALIZED     MARKET      AVERAGE
                                                        COST         GAINS        LOSSES       VALUE        YIELD
                                                        ----         -----        ------       -----        -----
MORTGAGE-BACKED SECURITIES
    GNMA
       Due from five to ten years                     $    2,227    $    101     $     -     $    2,328     6.74%
       Due over ten years                                 11,253         590           -         11,843     6.99%

    CMO CERTIFICATES
       Due from one to five years                            274           -           -            274     7.62%
       Due from five to ten years                          1,257           -           8          1,249     6.28%
       Due over ten years                                 67,140         155       1,172         66,123     5.99%

DEBT SECURITIES
    FHLB NOTES
       Due over ten years                                394,365         250         250        394,365     5.59%

    FHLB ZERO COUPON
       Due over ten years                                314,202          54          54        314,202     6.82%

    FHLMC ZERO COUPON
       Due over ten years                                 37,116         138       1,121         36,133     7.87%

    FHLMC NOTES
       Due over ten years                                 50,000           -           -         50,000     6.00%

    P.R. HOUSING BANK
       Due from one to five years                          5,000          25           -          5,025     6.00%
       Due over ten years                                  3,305           -           -          3,305     6.20%

    U.S. TREASURY
       Due over ten years                                 61,092       5,852           -         66,944     5.36%

    P.R. ECONOMIC DEVELOPMENT BANK NOTES
       Due within a year                                   2,000           -           -          2,000     6.60%

    OTHER
       Due within a year                                   5,000           -           -          5,000     3.51%
       Due from one to five years                            355           5           -            360     6.48%
       Due from five to ten years                          4,040          38           -          4,078     5.48%
       Due over ten years                                  2,000          30           -          2,030     7.00%
                                                      ----------    --------     -------     ----------    -----
                                                      $  960,626    $  7,238     $ 2,605     $  965,259     6.13%
                                                      ==========    ========     =======     ==========    =====

 [page 79]

(Dollars in thousands)                                              2001                                           2000
----------------------                                              ----                                           ----
                                                                                               WEIGHTED                    WEIGHTED
                                      AMORTIZED    UNREALIZED    UNREALIZED     MARKET         AVERAGE      AMORTIZED      AVERAGE
                                        COST         GAINS         LOSSES       VALUE           YIELD         COST          YIELD
                                        ----         -----         ------       -----           -----         -----         -----
MORTGAGE-BACKED SECURITIES
    GNMA
       Due from five to ten years    $    2,878     $     52     $       -    $    2,930         6.75%   $     2,510         6.60%
       Due over ten years                15,429          368             -        15,797         6.99%        21,239         6.99%

    CMO CERTIFICATES
       Due from one to five years         3,139            -            15         3,124         6.08%         3,205         6.12%
       Due from five to ten years         1,836            -             9         1,827         6.50%         5,288         6.23%
       Due over ten years               100,936          420         1,598        99,758         5.89%       123,299         5.95%

DEBT SECURITIES
    FEDERAL FARM CREDIT NOTES
       Due from one to five years             -            -             -             -            -          4,906         6.22%
       Due from five to ten years             -            -             -             -            -          9,996         6.41%

    FHLB NOTES
       Due within a year                      -            -             -             -            -         34,380         6.94%
       Due from one to five years             -            -             -             -            -         26,999         7.27%
       Due from five to ten years         5,000          100             -         5,100         7.89%        70,595         7.69%
       Due over ten years               336,492       10,202             -       346,694         6.46%       591,553         6.78%

    FHLB Zero Coupon
       Due from five to ten years             -            -             -             -            -        196,922         7.50%
       Due over ten years               320,862            -        10,816       310,046         7.16%       158,591         7.85%

    P.R. HOUSING BANK
       Due from five to ten years         5,000            -             -         5,000         6.00%             -            -
       Due over ten years                 3,305           17             -         3,322         6.20%         3,390         6.20%

    U.S. TREASURY
       Due within a year                      -            -             -             -            -          5,035         5.68%
       Due from five to ten years             -            -             -             -            -         70,031         6.00%
       Due over ten years                61,088        1,084         1,764        60,408         5.36%       225,029         5.51%

    P.R. ECONOMIC DEVELOPMENT
       BANK NOTES
       Due from one to five years         2,000           10             -         2,010         6.60%         2,000         6.60%
       Due from five to ten years             -            -             -             -            -          1,345         6.68%
       Due over ten years                     -            -             -             -            -          2,000         7.00%

    OTHER
       Due from one to five years         5,025            -             -         5,025         4.09%             -            -
       Due from five to ten years         1,345           10             -         1,355         6.68%             -            -
       Due over ten years                 2,000           15             -         2,015         7.00%             -            -
                                     ----------     --------     ---------    ----------       ------    -----------       ------
                                     $  866,335     $ 12,278     $  14,202    $  864,411         6.58%   $ 1,558,313         6.74%
                                     ==========     ========     =========    ==========       ======    ===========       ======

[page 80]

The weighted average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

8. MORTGAGE LOANS HELD FOR SALE

At December 31, mortgage loans held for sale consisted of the following:

(In thousands)                                       2002           2001
--------------                                       ----           ----
Conventional single family residential loans      $ 1,789,531   $ 1,530,601
FHA/VA loans                                           86,109        98,207
Mortgage loans on residential multifamily             103,296       178,372
Construction and commercial real estate loans         204,423       140,169
Consumer loans secured by mortgages                        40           145
                                                  -----------   -----------
                                                  $ 2,183,399   $ 1,947,494
                                                  ===========   ===========

At December 31, the aggregate amortized cost and approximate market value of these loans were as follows:

                                             GROSS         GROSS     APPROXIMATE
                              AMORTIZED    UNREALIZED    UNREALIZED    MARKET
(In thousands)                  COST         GAINS         LOSSES      VALUE
--------------                  ----         -----         ------      -----
2002                         $ 2,183,399   $   62,792   $      579   $ 2,245,612
                             ===========   ==========   ==========   ===========
2001                         $ 1,947,494   $   26,415   $    9,794   $ 1,964,115
                             ===========   ==========   ==========   ===========

9. LOANS RECEIVABLE

Loans receivable are related to the Company's banking and construction loan operations and consisted of:

                                                              DECEMBER 31,
                                                              ------------
(In thousands)                                            2002          2001
--------------                                            ----          ----
Construction loans                                     $   474,440   $   368,961
Residential mortgage loans                                 282,059        63,546
Commercial real estate                                     138,270       123,414
Consumer-secured by real estate                                821           870
Consumer-other                                              62,279        39,109
Commercial non-real estate                                  13,291        16,874
Loans on savings deposits                                    8,720        10,523
Land secured                                                79,996        46,602
                                                       -----------   -----------
Loans receivable, gross                                  1,059,876       669,899
                                                       -----------   -----------

Less:
    Undisbursed portion of loans in process                 (9,420)      (10,302)
    Unearned interest and deferred loan fees, net          (18,132)       (9,484)
    Allowance for loan losses                               (9,982)       (6,000)
                                                       ------------  -----------
                                                           (37,534)      (25,786)
                                                       ------------  -----------
Loans receivable, net                                  $ 1,022,342   $   644,113
                                                       ===========   ===========

As of December 31, 2002, the Company had loans receivable and mortgage loans held for sale amounting to approximately $34.0 million (2001 - $13.5 million) on which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $5.8 million (2001 - $2.0 million).

The adjustable rate loans, mostly composed of construction loans for residential projects and land loans, have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect the correlation of the interest rate adjustment with the rate the Company pays on the short-term deposits that have primarily funded these loans.

At December 31, 2002, fixed-rate loans and adjustable-rate loans were approximately $510.8 million and $549.1 million, respectively.

Impaired loans as of December 31, 2002 and 2001 amounted to approximately $2.0 million. At December 31, 2002 an impairment allowance of approximately $300,000 was allocated to certain impaired loans with an aggregate principal outstanding balance of $1.5 million. No impairment allowance was considered necessary at December 31, 2001.

[PAGE 81]

10. ALLOWANCES FOR LOSSES

Changes in the allowances for losses were as follows:

                                                              YEAR ENDED DECEMBER 31,
                                                              -----------------------
(In thousands)                                            2002          2001         2000
--------------                                            ----          ----         ----
Allowance for real estate held for sale:
    Balance at beginning of year                      $     1,365   $     1,530   $       910
    Provision for losses                                    2,809           969           765
    Losses charged to the allowance                        (1,402)       (1,134)         (145)
                                                      -----------   -----------   -----------
           Balance at the end of year                 $     2,772   $     1,365   $     1,530
                                                      ===========   ===========   ===========

Allowance for loan losses:
    Balance at beginning of year                      $    12,472   $     9,387   $     6,136
    Provision for loan losses                               7,429         4,445         4,078
    Recoveries                                                196           198           288
    Other adjustments                                         (32)         (147)            -
    Losses charged to the allowance                        (1,822)       (1,411)       (1,115)
                                                      -----------   -----------   -----------
           Balance at the end of year                 $    18,243   $    12,472   $     9,387
                                                      ===========   ===========   ===========

The Company allocates the allowance for loan losses between loans held for sale and loans receivable. At December 31, 2002, approximately $8.2 million and $10.0 million (2001 - $6.5 million and $6.0 million, respectively, 2000 - $4.5 million and $4.8 million, respectively) of the total allowance for loan losses were allocated to loans held for sale and loans receivable, respectively.

11. SERVICING ACTIVITIES

The components of net servicing (loss) income are shown below:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
(In thousands)                                                 2002          2001          2000
--------------                                                 ----          ----          ----
Servicing fees                                              $    25,498   $    23,507   $    21,248
Late charges                                                      6,522         5,875         4,949
Other                                                             1,945           735           221
                                                            -----------   -----------   -----------
    Servicing income, gross                                      33,965        30,117        26,418
    Amortization and impairment of servicing assets             (40,630)      (29,728)      (14,268)
                                                            -----------   -----------   -----------
Servicing (loss) income, net                                $    (6,665)  $       389   $    12,150
                                                            ===========   ===========   ===========

The changes in servicing assets are shown below:

                                                                    YEAR ENDED DECEMBER 31,
                                                                    -----------------------
(In thousands)                                                 2002          2001          2000
--------------                                                 ----          ----          ----
Balance at beginning of year                                $   154,340   $   139,795   $   109,721
Capitalization of rights                                         46,171        44,273        44,342
Amortization:
    Scheduled                                                   (26,337)      (20,884)      (14,268)
    Unscheduled (including impairment)                          (14,293)       (8,844)            -
                                                            -----------   -----------   -----------
Balance at the end of year                                  $   159,881   $   154,340   $   139,795
                                                            ===========   ===========   ===========

[page 82]

Effective July 1, 2002, an impairment charge is recognized through a valuation allowance for each individual stratum of mortgage loans subject to servicing rights. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeds its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum is not recognized. Prior to July 1, 2002, Doral Financial recorded impairment charges as a direct writedown of servicing assets.

Changes in the impairment allowance were as follows:

                                                         YEAR ENDED
                                                          DECEMBER
(In thousands)                                            31, 2002
--------------                                            --------
Balance at beginning of year                            $         -
Impairment charges                                           12,364
Recoveries                                                   (3,212)
                                                        -----------
Balance at end of year                                  $     9,152
                                                        ===========

The Company's servicing portfolio amounted to approximately $11.2 billion, $10.0 billion and $8.8 billion at December 31, 2002, 2001 and 2000, respectively, including $1.9 billion, $1.4 billion and $867 million, respectively, of loans owned by the Company for which no servicing asset has been recognized.

During the years ended December 31, 2002, 2001 and 2000, the Company purchased servicing rights to approximately $381.2 million, $388.4 million and $184.3 million, respectively, in principal amount of mortgage loans.

Under most of the servicing agreements, the Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. The Company is also required to foreclose on loans in the event of default by the mortgagor. At December 31, 2002, accounts receivable included advances to investors of approximately $15.9 million (2001 - $5.9 million).

12. SALES OF MORTGAGE LOANS

As disclosed in Note 2, the Company routinely originates, securitizes and sells mortgage loans into the secondary market. As a result of this process, the Company typically retains the servicing rights and may retain interest-only strips. The Company's retained interests are subject to prepayment and interest rate risks.

In 2002, 2001, and 2000, the Company recognized pre-tax gains of $220.6 million, $187.2 million, and $134.3 million, respectively, on the securitization and sales of residential mortgage loans.

Values used in measuring the retained interests at the date of the sales of the loans resulting from transactions completed during the year were as follows:

- Servicing Assets from Loan Sales - The Company measures the servicing assets at the date of the sales based on current market rates in similar transactions ranging from 1.40% to 2.30% (2001 - 1.50% to 2.30%) per annum, depending on the type of loan.

- Interest-Only Strips - The Company measures the interest-only strips at the date of the transaction based on market values computed from the difference in interest rate spreads multiplied by the principal amount of loans sold by a market factor. These market factors ranged from 4.25 to 5.50 during 2002 (2001 - 3.75 to 5.50).

At December 31, 2002, fair values of the Company's retained interests were based on prices provided by dealers as well as external and internal discounted cash flow models that incorporate assumptions regarding discount rates and mortgage prepayment rates. The key economic assumptions used by the Company in its internal valuation models and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions for mortgage loans at December 31, 2002 were as follows:

[page 83]

                                                     SERVICING ASSETS
(Dollars in thousands)                                FROM LOANS SOLD      INTEREST-ONLY STRIPS
----------------------                                ---------------      --------------------
Carrying amount of retained interests:                  $   159,881             $   359,185
Weighted-average life (in years):                               6.8                     7.0

PREPAYMENT SPEED ASSUMPTION (ANNUAL RATE)                     10.62%                  13.32%
    Impact on fair value of 10% adverse change          $     5,035             $    11,165
    Impact on fair value of 20% adverse change          $     9,533             $    21,535

RESIDUAL CASH FLOW DISCOUNT RATE (ANNUAL)                      9.89%                  10.25%
    Impact on fair value of 10% adverse change          $     6,270             $    12,278
    Impact on fair value of 20% adverse change          $    11,991             $    23,715

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

The following table presents quantitative information about delinquencies, net credit losses, and components of loans sold with recourse:

                                                                    PRINCIPAL
                                                                    AMOUNT OF          PRINCIPAL AMOUNT OF LOANS     NET CREDIT
(In thousands)                                                       LOANS            60 DAYS OR MORE PAST DUE(1)    LOSSES(2)
--------------                                                       -----            ---------------------------    ---------
TYPE OF LOAN
Residential mortgage loans sold with recourse agreements           $ 2,210,168                $   133,740            $      74
                                                                   -----------                -----------            ---------

         Notes:
         (1) Loans 60 days or more past due are based on end of period total loans.

         (2) Net credit losses are charge-offs and are based on total loans outstanding.

Recourse sales generally involve the sale of non-conforming loans to local financial institutions and to FNMA and FHLMC. As of December 31, 2002 and 2001, the Company's contractual recourse obligations relating to its mortgage servicing portfolio were approximately $1.5 billion and $1.0 billion, respectively. Recourse obligations at December 31, 2002 include $806 million expiring at various dates commencing in the first quarter of 2003 and ending in December 2005. As of December 31, 2002, the Company has an allowance for recourse obligations of $2.7 million (2001- $2.2 million). Historical losses on recourse obligations have not been significant.

From time to time the Company may sell loans with put options. At December 31, the changes in the amounts of loans sold under these agreements were as follows:

(In thousands)                                                                2002         2001
--------------                                                                ----         ----
Beginning balance                                                         $    18,396   $    43,524

Puts expired                                                                  (18,396)      (14,814)
Principal repayment of underlying loans and mortgage-backed securities              -       (10,314)
                                                                          -----------   -----------
Ending balance                                                            $         -   $    18,396
                                                                          ===========   ===========

[PAGE 84]
13. PREMISES AND EQUIPMENT

Premises and equipment consisted of:

                                                                DECEMBER 31,
                                                                ------------
(In thousands)                                              2002         2001
--------------                                              ----         ----
Office furniture and equipment                          $    47,064   $    34,684
Leasehold improvements                                       31,762        25,982
Automobiles                                                     263           281
Office building                                              52,930         7,976
                                                        -----------   -----------
                                                            132,019        68,923

Less - accumulated depreciation and amortization            (30,733)      (23,540)
                                                        -----------   -----------
                                                            101,286        45,383
Land                                                          9,562         8,865
Construction in progress                                      4,068        45,687
                                                        -----------   -----------
                                                        $   114,916   $    99,935
                                                        ===========   ===========

For information regarding the capitalization of costs incurred in the construction of the Company's new headquarters, please refer to Note 32.

14. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following summarizes significant data about securities sold under agreements to repurchase for the years ended December 31, 2002 and 2001.

(In thousands)                                            2002          2001
--------------                                            ----          ----
Carrying amount as of December 31,                    $ 2,733,339   $ 2,573,772
                                                      ===========   ===========

Average monthly aggregate balance outstanding         $ 2,554,628   $ 2,449,394
                                                      ===========   ===========

Maximum balance outstanding at any month-end          $ 2,901,783   $ 2,762,755
                                                      ===========   ===========

Weighted average interest rate during the year               3.84%         4.94%
                                                      ===========   ===========

Weighted average interest rate at year end                   3.46%         4.00%
                                                      ===========   ===========

At December 31, 2002, the scheduled aggregate annual maturities of securities sold under agreements to repurchase were approximately as follows:

(In thousands)
Year ending December 31,
------------------------

2003                          $ 1,041,461
2004                              200,000
2005                              155,000
2006                              200,000
2007                              250,000
2008 and thereafter               886,878
                              -----------
                              $ 2,733,339
                              ===========

[page 85]

The carrying and market values of securities available for sale and securities held to maturity pledged as collateral at December 31, shown by maturity of the repurchase agreement, were as follows:

(Dollars in thousands)                               2002                                                2001
                                 CARRYING      MARKET        REPURCHASE     REPO      CARRYING      MARKET      REPURCHASE   REPO
                                  VALUE        VALUE         LIABILITY      RATE       VALUE         VALUE       LIABILITY   RATE
                                  -----        -----         ---------      ----       -----         -----       ---------   ----
MORTGAGE-BACKED SECURITIES
    GNMA
       Term up to 30 days      $    12,109   $    12,349    $    11,707     1.36%   $    25,602   $    25,469   $    24,708  1.94%
       Term over 90 days            10,541        10,950         10,783     6.30%        12,284        12,262        11,150  5.05%

    FHLMC AND FNMA
       Term up to 30 days           12,507        12,869         12,074     1.36%       330,873       328,784       323,401  1.89%

    CMO CERTIFICATES
       Term up to 30 days            9,336         9,164          7,069     1.19%        65,728        64,531        42,004  2.27%
       Term of 30 to 90 days        40,398        39,865         39,391     1.55%        28,315        28,099        27,525  2.64%
       Term over 90 days             7,353         7,261          7,200     1.56%        15,428        15,331        14,834  2.65%

DEBT SECURITIES
    FHLB NOTES
       Term up to 30 days                -             -              -        -         19,493        20,300        18,072  5.67%
       Term of 30 to 90 days             -             -              -        -         47,537        49,563        44,900  5.83%
       Term over 90 days           294,365       294,379        289,419     5.97%       294,992       302,113       287,905  5.53%

    FHLB AND FHLMC
      ZERO COUPONS
       Term over 90 days           307,265       305,215        288,467     5.51%       382,922       372,146       361,475  5.46%

    FHLMC NOTES
       Term up to 30 days           11,000        11,000         10,970     1.47%             -             -             -     -
       Term over 90 days             5,000         5,063          4,975     5.75%             -             -             -     -

    U.S. TREASURY SECURITIES
       Term up to 30 days           20,396        20,950         12,352     1.20%       134,398       132,147       133,580  4.66%
       Term of 30 to 90 days         4,000         4,335          4,000     1.55%        50,000        49,078        48,621  5.90%
       Term over 90 days           542,873       544,900        492,195     3.40%        83,945        80,760        81,374  5.17%
                               -----------   -----------    -----------     ----    -----------   -----------   -----------  ----
                               $ 1,277,143   $ 1,278,300    $ 1,190,602     4.40%   $ 1,491,517   $ 1,480,583   $ 1,419,549  4.33%
                               ===========   ===========    ===========     ====    ===========   ===========   ===========  ====

15. LOANS PAYABLE

At December 31, 2002 and 2001, the Company had several mortgage warehousing lines of credit and gestation or presale facilities totaling approximately $1.2 billion and $1.5 billion, respectively. Advances under these facilities are secured by mortgage loans.

Loans payable consisted of the following:

                                                                                                              DECEMBER 31,
                                                                                                              ------------
(In thousands)                                                                                             2002          2001
--------------                                                                                             ----          ----
Loans payable resulting from the use of warehousing lines of credit and gestation or presale facilities due in 2003, at various variable rates averaging 2.32% and 3.01% at December 31, 2002
  and 2001, respectively, and other financing arrangements.                                             $   190,830   $   115,801

Securities sold short at 5.70% and 5.38% due in January 2003 and 2002, respectively                          20,172        45,300
                                                                                                        -----------  ------------
                                                                                                        $   211,002   $   161,101
                                                                                                        ===========   ===========

[page 86]

Maximum borrowings outstanding at any month-end during 2002 and 2001 were $391 million and $304 million, respectively. The approximate average outstanding borrowings during the periods were $206 million and $250 million, respectively. The weighted average interest rate of such borrowings, computed on a monthly basis, was 3.01% in 2002 and 5.70% in 2001.

The existing warehousing credit facilities and other financing arrangements require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 2002, the Company was in compliance with these requirements.

16. DEPOSIT ACCOUNTS

At December 31, deposits and their weighted average interest rates are summarized as follows:

                                            2002                      2001
                                            ----                      ----
(Dollars in thousands)                AMOUNT            %       AMOUNT        %
----------------------                ------            -       ------        -
Certificates of deposit             $ 1,272,465        3.77   $   946,935    4.78
Regular savings                         209,115        2.81       149,252    4.30
NOW accounts                            439,011        2.13       349,838    2.64
Non interest-bearing deposits           296,620           -       223,884       -
                                    -----------      ------   -----------  ------
                                    $ 2,217,211        2.85   $ 1,669,909    3.65
                                    ===========      ======   ===========  ======

At December 31, 2002 and 2001, certificates of deposit over $100,000 amounted to approximately $1.0 billion and $639.3 million, respectively.

At December 31, 2002, the banking subsidiaries had deposits from officers, directors, employees and principal stockholders of the Company amounting to approximately $5.7 million (2001 - $3.1 million).

The Company, as a servicer of loans, is required to maintain certain balances on behalf of the borrowers called escrow funds. At December 31, 2002, escrow funds amounted to approximately $124.8 million (2001 - $95.1 million), of which $110.4 million was deposited with Doral Bank-PR (2001 - $90.8 million). The remaining escrow funds were deposited with other banks and therefore excluded from the Company's assets and liabilities.

A summary of certificates of deposit by maturity as of December 31, 2002 follows:

(In thousands)
2003                           $   763,000
2004                               150,262
2005                               135,942
2006                                58,903
2007                               162,879
2008 and thereafter                  1,479
                               -----------
                               $ 1,272,465
                               ===========

At December 31, 2002, the banking subsidiaries had brokered certificates of deposit maturing as follows:

(In thousands)
2003                           $   247,713
2004                               117,334
2005                               102,502
2006                                45,975
2007                               140,797
2008 and thereafter                    155
                               -----------
                               $   654,476
                               ===========

[page 87]

17. NOTES PAYABLE

Notes payable consisted of the following:

                                                                                                                      DECEMBER 31,
                                                                                                                      ------------
(In thousands)                                                                                                           2002
--------------                                                                                                           ----
8.50% medium term notes due in July 2004, paying interest semiannually on January 8 and July 8                        $   200,000

$100 million notes, net of discount, bearing interest at 7.65%, due on March 26, 2016, paying interest monthly             98,083

7.84% senior notes due on October 10, 2006, paying interest semiannually on April 10 and October 10                        75,000

$30 million notes, net of discount, bearing interest at 7.00%, due on April 26, 2012, paying interest monthly              29,438

$40 million notes, net of discount, bearing interest at 7.10%, due on April 26, 2017, paying interest monthly              39,231

$30 million notes, net of discount, bearing interest at 7.15%, due on April 26, 2022, paying interest monthly              29,416

Senior term notes at fixed rates ranging from 8.35% to 8.55% with maturities
  ranging from August 2004 to August 2007, paying interest semiannually on February 28 and August 31                       29,000

Bonds payable secured by mortgage on building at fixed rates ranging from 6.10%
  to 6.90%, with maturities ranging from June 2003 to December 2029, paying interest monthly                               52,365

Notes payable to bank, collateralized by CMO certificates at variable interest
  rates (3.13% and 5.33% at December 31, 2002 and 2001, respectively), due on June 30, 2003, paying interest monthly        7,145

7.50% note payable to bank collateralized by mortgage loans, paying principal and interest monthly throughout
  January 2032                                                                                                             58,074

Zero coupon senior notes (effective rate of 6.50%) due on April 30, 2007                                                    1,925

Notes payable at fixed rates ranging from 7.00% to 8.00% (2001- 7.00% to 8.50%), with maturities ranging from July
  2003 to March 2005, paying interest monthly                                                                               1,626
                                                                                                                      -----------
                                                                                                                      $   621,303
                                                                                                                      ===========

                                                                                                                      DECEMBER 31,
                                                                                                                      ------------
(In thousands)                                                                                                            2001
--------------                                                                                                            ----
8.50% medium term notes due in July 2004, paying interest semiannually on January 8 and July 8                        $    200,000

$100 million notes, net of discount, bearing interest at 7.65%, due on March 26, 2016, paying interest monthly              97,939

7.84% senior notes due on October 10, 2006, paying interest semiannually on April 10 and October 10                         75,000

$30 million notes, net of discount, bearing interest at 7.00%, due on April 26, 2012, paying interest monthly                    -

$40 million notes, net of discount, bearing interest at 7.10%, due on April 26, 2017, paying interest monthly                    -

$30 million notes, net of discount, bearing interest at 7.15%, due on April 26, 2022, paying interest monthly                    -

Senior term notes at fixed rates ranging from 8.35% to 8.55% with maturities
ranging from August 2004 to August 2007, paying interest semiannually on February 28 and August 31                          29,000

Bonds payable secured by mortgage on building at fixed rates ranging from 6.10%
to 6.90%, with maturities ranging from June 2003 to December 2029, paying interest monthly                                  44,765

Notes payable to bank, collateralized by CMO certificates at variable interest
rates (3.13% and 5.33% at December 31, 2002 and 2001, respectively), due on June 30, 2003, paying interest monthly           7,951

7.50% note payable to bank collateralized by mortgage loans, paying principal and interest monthly throughout
  January 2032                                                                                                                   -

Zero coupon senior notes (effective rate of 6.50%) due on April 30, 2007                                                     1,793

Notes payable at fixed rates ranging from 7.00% to 8.00% (2001- 7.00% to 8.50%), with maturities ranging from July
  2003 to March 2005, paying interest monthly                                                                                3,095
                                                                                                                      ------------
                                                                                                                      $    459,543
                                                                                                                      ============

At December 31, 2002, the scheduled aggregate annual maturities of notes payable were approximately as follows:

(In thousands)
YEAR ENDING DECEMBER 31,
------------------------
2003                           $     8,745
2004                               205,770
2005                                 9,265
2006                                82,760
2007                                11,730
2008 and thereafter                303,033
                               -----------
                               $   621,303
                               ===========

[page 88]

18. ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the FHLB consisted of the following:

                                                                                                              DECEMBER 31,
                                                                                                              ------------
(In thousands)                                                                                             2002         2001
--------------                                                                                             ----         ----
Advances from the FHLB with maturities ranging from January 2003 to November 2012, at various fixed
  and adjustable rates averaging 3.93% and 4.80% at December 31, 2002 and 2001, respectively            $ 1,311,500   $ 687,500
                                                                                                        ===========   =========

At December 31, 2002, the Company had pledged qualified collateral, in the form of first mortgage notes, investments and mortgage-backed securities with a market value of $1.33 billion to secure the above advances from the FHLB. According to contractual agreements such investments can be repledged by the counterparty.

At December 31, 2002, the scheduled aggregate annual maturities of Advances from the FHLB were approximately as follows:

(In thousands)
Year ending December 31,
2003                           $   105,000
2004                               112,000
2005                               375,000
2006                                     -
2007                                17,000
2008 and thereafter                702,500
                               -----------
                               $ 1,311,500
                               ===========

19. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

                                                                                  DECEMBER 31,
                                                                                  ------------
(In thousands)                                                                 2002         2001
--------------                                                                 ----         ----
Amounts retained on mortgage loans, generally paid within 5 days            $     3,113   $     4,343
Customer mortgages and closing expenses payable                                  11,945         9,869
Deferred compensation plan                                                        2,071         1,845
Incentive compensation payable                                                    3,764         3,445
Accrued interest payable                                                         39,584        33,408
Accrued expenses and other payables                                              89,790        66,660
Deferred tax liability                                                           31,397        15,195
                                                                            -----------   -----------
                                                                            $   181,664   $   134,765
                                                                            ===========   ===========

20. INCOME TAXES

The Company is exempt from the payment of Puerto Rico income taxes on the interest earned on mortgage loans on residential properties located in Puerto Rico that are insured or guaranteed pursuant to the provisions of the National Housing Act of June 27, 1934, as amended (referred to as "FHA loans"), or pursuant to the provisions of the Servicemen's Readjustment Act of 1944 as amended (referred to as "VA loans"), and that were executed after June 30, 1983, and prior to August 1, 1997. After that date, only those FHA and VA loans financing the original acquisition of newly constructed housing in Puerto Rico and securities backed by such mortgage loans qualify for tax-exempt treatment. The amendment grandfathered the tax-exempt status of FHA and VA loans originated prior to August 1, 1997, and securities backed by such mortgage loans.

Given the beneficial tax characteristics of these assets, the Company holds such loans and mortgage-backed securities for longer periods of time prior to sale in order to maximize the tax-exempt interest produced by these securities and loans. Therefore, net interest income has generally represented a greater proportion of the Company's total net income than that of a typical mortgage banking institution.

[page 89]

Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. In addition, Doral Financial's international banking entities may invest in various U.S. securities, the interest income and gains on which is exempt from Puerto Rico income taxation and excluded from federal income taxation.

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

Except for the operations of Doral Bank-NY and Doral Money, substantially all of the Company's operations are conducted through Puerto Rico subsidiaries in Puerto Rico. Doral Bank-NY and Doral Money are U.S. corporations and are subject to U.S. income tax on their income derived from all sources. For the years ended December 31, 2002, 2001 and 2000, the provision for income taxes for the Company's U.S. subsidiaries amounted to approximately $5.5 million, $956,000 and $2.1 million, respectively.

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

RECONCILIATION OF EFFECTIVE TAX RATE

The provision for income taxes of the Company differs from amounts computed by applying the applicable Puerto Rico statutory rate to income before taxes. A reconciliation of the difference follows:

(Dollars in thousands)                          YEAR ENDED DECEMBER 31,
----------------------                          -----------------------
                                         2002                2001           2000
                                         ----                ----           ----
Income before income taxes            $   260,976        $   158,260     $    96,152
                                      -----------        -----------     -----------

                                                % OF                     % OF                     % OF
                                               PRE-TAX                  PRE-TAX                  PRE-TAX
                                   AMOUNT      INCOME      AMOUNT       INCOME      AMOUNT       INCOME
                                   ------      ------      ------       ------      ------       ------
Tax at statutory rates           $  101,781     39.0      $ 61,721         39.0   $   37,499       39.0
Tax effect of exempt income,
  net of disallowance               (64,192)   (24.6)      (38,175)       (24.1)     (18,289)     (19.0)
Tax effect of capital gains          (2,244)    (0.9)       (7,845)        (5.0)      (8,433)      (8.8)
Other, net                            4,663      1.8         4,637          3.0          719        0.8
                                 ----------    -----      --------      -------   ----------     ------
Provision for income taxes       $   40,008     15.3      $ 20,338         12.9   $   11,496       12.0
                                 ==========    =====      ========      =======   ==========     ======

The components of income tax expense for the years ended December 31, are summarized below:

(In thousands)                   2002          2001          2000
--------------                   ----          ----          ----
Current income tax expense    $    24,296   $    18,652   $     6,614
Deferred income tax expense        15,712         1,686         4,882
                              -----------   -----------   -----------
Total income tax expense      $    40,008   $    20,338   $    11,496
                              ===========   ===========   ===========

[page 90]

At December 31, the components of the net deferred tax liability were:

(In thousands)                                         2002         2001
--------------                                         ----         ----
Deferred income tax liability resulting from:
    Deferred income for tax purposes               $    81,906   $    48,948
                                                   -----------   -----------

Deferred income tax asset resulting from:
    Unrealized losses on securities                     16,439        17,274
    Unrealized losses on derivative activities          12,548         3,427
    Allowance for bad debts and others                  10,835         5,783
    Net deferred origination fees                        4,830         3,678
    Allowance for loan losses                            5,857         3,591
                                                   -----------   -----------
                                                        50,509        33,753
                                                   -----------   -----------
Net deferred tax liability                         $    31,397   $    15,195
                                                   ===========   ===========

21. RELATED PARTY TRANSACTIONS

At December 31, 2002, the Company had $1.6 million of loans outstanding to officers, directors and stockholders, of which $1.5 million are secured by mortgages on real estate. Furthermore, the Company had construction loans receivable outstanding and commitments to extend credit to related parties of $38.6 million and $4.2 million, respectively.

The Company paid a computer service bureau, in which it holds a 33% interest, $1.5 million, $1.6 million and $1.4 million for services rendered during the years ended December 31, 2002, 2001 and 2000, respectively. At December 31, 2002, 2001 and 2000, the value of the Company's equity interest in this service bureau was not significant.

22. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

The Company is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell mortgage-backed securities and loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of these instruments. The Company uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At December 31, 2002, commitments to extend credit and commercial and financial standby letters of credit amounted to approximately $537.4 million and $2.1 million, respectively, and commitments to sell mortgage-backed securities and loans amounted to approximately $819.2 million. Management believes that the Company has the ability to meet these commitments and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

A letter of credit is an arrangement that represents an obligation on the part of the Company to a designated third party, contingent upon the failure of the Company's customer to perform under the terms of the underlying contract with a third party. Under the terms of a letter of credit, an obligation arises only when the underlying event fails to occur as intended, and the obligation is generally up to a stipulated amount and with specified terms and conditions.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

A geographic concentration exists within the Company's loan servicing portfolio since approximately 97% of the Company's lending activity is with customers located in Puerto Rico and most of its loans are secured by properties located in Puerto Rico.

Options on futures contracts confer the right from sellers to buyers to take a future position at a stated price. Risks arise from the possible inability of counterparties to meet

[page 91]

the terms of their contracts and from movements in securities values and interest rates. The Company controls the credit risk of its futures contracts through credit approvals, limits and monitoring procedures.

Collateral for securities purchased under agreements to resell is kept by the Company under custody agreements. Collateral for securities sold under agreements to repurchase is kept by the counterparty.

23. COMMITMENTS AND CONTINGENCIES

The Company has several noncancelable operating leases for office facilities expiring from 2003 through 2008 and thereafter. Total minimum rental commitments for leases in effect at December 31, 2002, are as follows:

(In thousands)            AMOUNT
--------------            ------
2003                    $     4,905
2004                          4,699
2005                          4,348
2006                          4,372
2007                          4,389
2008 and thereafter          31,729
                        -----------
                        $    54,442
                        ===========

Total rental expense for the years ended December 31, 2002, 2001 and 2000, amounted to approximately $7.5 million, $7.2 million, and $6.2 million, respectively.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business and have not been adjudicated. Management believes that these actions, when finally concluded, will not have a material adverse effect upon the financial position, results of operations or cash flows of the Company.

In connection with its mortgage securitization activities, the Company has entered into Insurance and Indemnity Agreements (the "Agreements") with insurance companies providing for the issuance of financial guaranty insurance policies. The insurance policies cover the payment of amounts due with respect to senior certificates issued by CMO grantor's trusts established by the Company, and provide, among other things, that the Company cannot sell, transfer or pledge the residual certificates issued by the trusts, without the insurance company's approval because the residual certificates are pledged as collateral to the insurance company.

24. RETIREMENT AND COMPENSATION PLANS

Prior to March 1, 2001, the Company maintained a non-contributory target benefit pension plan (the "Old Plan") for its Puerto Rico-based employees. Under the Old Plan, the Company's annual contribution was the amount estimated necessary to fund the targeted benefit. The target benefits were based on years of service and employees' compensation, as defined in the Plan. Effective March 1, 2001, the Old Plan was converted into a profit-sharing plan with a cash or deferred arrangement and renamed the Doral Financial Corporation Retirement Savings and Incentive Plan (the "New Plan"). The New Plan is available to all employees of Doral Financial who have attained age 18. Participants in the New Plan have the option of making pre-tax or after-tax contributions. The Company will make a matching contribution with its common stock equal to $0.50 for every dollar of pre-tax contribution made by participants to the New Plan, up to 5% of the participant's basic compensation, as defined. The Company will also be able to make fully discretionary profit-sharing contributions to the New Plan. All other savings plans maintained by the Company's Puerto Rico affiliates were merged into the New Plan. Effective March 1, 2002, the Company amended and restated its 401(k) plan for U.S.-based employees to conform it with the benefits available under the New Plan. The Company's expense related to its retirement plans during the years ended December 31, 2002, 2001 and 2000, amounted to approximately $1.3 million, $956,000, and $1.9 million, respectively.

The Company has unfunded deferred incentive compensation arrangements (the "Deferred Compensation") with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage-banking activities, as defined, and is payable to participants after a five-year vesting period. The expense for the years ended December 31, 2002, 2001 and 2000, amounted to approximately $512,000, $453,000 and $350,000, respectively.

[page 92]

The Company also has incentive compensation arrangements payable currently with certain officers. The incentive payments are based on the amount of consolidated net income (adjusted for certain amounts such as extraordinary gains or losses) in excess of an established return on stockholders' equity, as defined in the agreements. The expense under these arrangements for the years ended December 31, 2002, 2001 and 2000, amounted to approximately $3.9 million, $3.7 million and $3.4 million, respectively.

25. CAPITAL STOCK AND PAID-IN CAPITAL

On August 9, 2002, the Company's Board of Directors declared a three-for-two stock split on the Company's common stock. The stock split was effected in the form of a stock dividend of one additional share of common stock issued on September 14, 2002, for every two shares of common stock held of record on August 30, 2002. Fractional shares were settled in cash on the basis of the average of the high and low sales price of the common stock on August 30, 2002. The per share data contained in these Consolidated Financial Statements for periods prior to the year ended December 31, 2002, have been adjusted to reflect the three-for-two stock split.

During the second quarter of 2002, the Company issued 4,140,000 shares of its 7.25% Non-Cumulative Monthly Income Preferred Stock, Series C (the "7.25% Preferred Stock") at a price of $25 per share, its liquidation preference. As of December 31, 2002, there were 4,140,000 shares issued and outstanding. The 7.25% Preferred Stock may be redeemed at the option of the Company beginning on May 31, 2007, at varying redemption prices that start at $25.50 per share. The net proceeds of the Company after the underwriting discounts and expenses were approximately $100 million.

On August 1, 2001, the Company issued 5,060,000 shares of common stock at a price of $32.00 per share, (7,590,000 shares at a price of $21.33 after giving effect of the three-for-two stock split effective September 14, 2002). The net proceeds to the Company amounted to $153.4 million.

On August 31, 2000, the Company issued 2,000,000 shares of its 8.35% Non-Cumulative Monthly Income Preferred Stock, Series B (the "8.35% Preferred Stock") at a price of $25 per share, its liquidation preference. As of December 31, 2002, there were 2,000,000 shares issued and outstanding. The 8.35% Preferred Stock may be redeemed at the option of the Company beginning on September 30, 2005, at varying redemption prices that start at $25.50 per share.

On February 22, 1999, the Company issued 1,495,000 shares of its 7% Non-Cumulative Monthly Income Preferred Stock, Series A (the "7% Preferred Stock") at a price of $50 per share, its liquidation preference. As of December 31, 2002, there were 1,495,000 shares issued and outstanding. The 7% Preferred Stock may be redeemed at the option of the Company beginning on February 28, 2004, at varying redemption prices that start at $51.00 per share.

The 7.25% Preferred Stock, 8.35% Preferred Stock and 7% Preferred Stock (collectively, the "Preferred Stocks") are not convertible into shares of common stock or any other equity securities and have equal rank as to the payment of dividends and rights on liquidation. The holders of the Preferred Stocks are entitled to receive non-cumulative cash dividends on their liquidation preference when declared by the Board of Directors at the annual rate established for each series, payable monthly. The terms of the Preferred Stocks prohibit the Company from declaring or paying any dividends on the common stock
(1) unless all accrued and unpaid dividends on the Preferred Stocks for the preceding 12 dividend periods have been paid and the full dividend on the Preferred Stocks for the current monthly dividend period is contemporaneously declared and paid or set aside for payment or (2) if the Company has defaulted in the payment of the redemption price of any shares of the Preferred Stocks called for redemption. The terms of the Preferred Stocks provide that if the Company is unable to pay in full dividends on a series of Preferred Stock, all dividends will be distributed pro rata among the outstanding series of Preferred Stock.

On March 31, 2000, all of the 8,460 shares of the Company's 8% Convertible Preferred Stock (liquidation preference $1,000 per share) were converted into 1,933,714 shares of common stock at a conversion price of $4.375 (2,900,571 shares at a conversion price of $2.92 after giving effect of the three-for-two stock split effective September 14, 2002).

The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture of its 7.84% Senior Notes and an agreement with another financial institution from paying dividends on capital stock (other than dividends payable in the form of capital stock or stock rights) if an event of default under any such agreements exists at such time, or if the amount of dividends payable by the Company together with the aggregate amount of dividends paid and other capital distributions made since the specified dates exceed a defined amount. In addition, under the

[page 93]

Syndicated Credit Agreement, the Senior Notes Indenture and other debt agreements of the Company, the Company is prohibited from paying dividends if it fails to maintain specified minimum levels of net worth and dividends ratios, and certain other financial ratios.

As discussed in Note 3, present regulations limit the amount of dividends that Doral Bank-PR and Doral Bank-NY may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would cause the capital of Doral Bank-PR or Doral Bank-NY to fall below the regulatory capital requirements. In addition, the Federal Reserve Board has issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

26. STOCK OPTION PLANS

On April 16, 1997, the Company adopted a new employee stock option plan. This plan, as amended in 2001, allows for the granting of up to 4,500,000 purchase options on shares of the Company's common stock to employees, including officers and directors who are also employees of the Company. The Compensation Committee of the Board of Directors has the authority and absolute discretion to determine the number of stock options to be granted, their vesting rights, and the option exercise price. The vesting rights, however, cannot exceed ten years and the exercise price may not be lower than the market value at the date of the grant.

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

During 2002 and 2000, the Company granted stock options to buy shares of the Company's stock that will be exercisable over a period ranging from one to ten years. The options granted do not contain stock appreciation rights. Fifty percent (50%) of the options granted vest on the first anniversary of the grant date and the remaining 50% vest on the second anniversary. The option prices equaled the quoted market price of the stock at the grant date; therefore, no compensation cost was recognized.

The activity of stock options, adjusted by stock split discussed in Note 25, during 2002, 2001 and 2000 is set forth below:

                                    2002                   2001                    2000
                                    ----                   ----                    ----
                                     WEIGHTED                  WEIGHTED                 WEIGHTED
                          NUMBER     AVERAGE       NUMBER      AVERAGE       NUMBER      AVERAGE
                            OF       EXERCISE        OF        EXERCISE        OF       EXERCISE
                          OPTIONS     PRICE        OPTIONS      PRICE        OPTIONS     PRICE
                          -------     -----        -------      -----        -------     -----
Beginning of year       1,689,150    $   7.69     2,224,350   $    8.19     2,019,450   $    8.32
Options granted         1,177,500       24.11             -           -       292,500        7.93
Options exercised        (135,300)       8.49      (534,300)       9.79       (45,750)      10.15
Options forfeited               -           -          (900)      10.15       (41,850)      10.15
                        ---------    --------     ---------   ---------     ---------   ---------
End of year             2,731,350    $  14.73     1,689,150   $    7.69     2,224,350   $    8.19
                        =========    ========     =========   =========     =========   =========

[page 94]

The following table summarizes the exercise price and the weighted average remaining contractual life of the options outstanding at December 31, 2002.

                                                 WEIGHTED AVERAGE
EXERCISE                OUTSTANDING               CONTRACT LIFE
  PRICE                   OPTIONS                    (YEARS)
  -----                   -------                    -------
$     10.15                53,100                      5.25
===========              ========                    ======

$      7.50             1,395,000                      7.00
===========             =========                    ======

$      7.96               105,750                      7.25
===========             =========                    ======

$     24.11             1,177,500                      9.17
===========             =========                    ======

The fair value of the options granted was estimated using the Black-Scholes option pricing model with the following assumptions:

                                            2002         2000
                                            ----         ----
Stock price and exercise price             $  24.11    $     7.93

Stock option estimated fair value          $   7.63    $     2.28

Expected stock option term (years)                4             4

Expected volatility                              38%           36%

Expected dividend yield                        1.52%         3.20%

Risk-free interest rate                        4.16%         6.28%

27. SUPPLEMENTAL INCOME STATEMENT INFORMATION

Employee costs and other expenses are shown in the Consolidated Statements of Income, net of direct loan origination costs which, pursuant to SFAS No. 91, are capitalized as part of the carrying cost of mortgage loans and are offset against net gains on mortgage loan sales and fees when the loans are sold or amortized as yield adjustment in the case of loans held for investments (loans receivable).

Set forth below is a reconciliation of the application of SFAS No. 91 to employee costs and other expenses:

                                                          YEAR ENDED DECEMBER 31,
                                                          -----------------------
(In thousands)                                       2002          2001          2000
--------------                                       ----          ----          ----
Employee costs, gross                             $    87,380   $    76,016   $    63,960
Deferred costs pursuant to SFAS No. 91                 30,737        28,257        23,446
                                                  -----------   -----------   -----------
Employee cost, net                                $    56,643   $    47,759   $    40,514
                                                  ===========   ===========   ===========

Other expenses, gross                             $    22,286   $    15,254   $    13,595
Deferred costs pursuant to SFAS No. 91                  8,248         7,508         7,215
                                                  -----------   -----------   -----------
Other expenses, net                               $    14,038   $     7,746   $     6,380
                                                  ===========   ===========   ===========

As of December 31, 2002, the Company had a net deferred origination fee on mortgage loans held for sale and loans receivable amounting to $1.6 million and $13.0 million, respectively.

[page 95]

28. EARNINGS PER SHARE

The reconciliation of the numerator and denominator, adjusted to reflect three-for-two stock split effective September 14, 2002, of the basic and diluted earnings per share follows:

                                                                                       YEAR ENDED DECEMBER 31,
                                                                                       -----------------------
(Dollars in thousands, except per share data)                                    2002          2001           2000
---------------------------------------------                                    ----          ----           ----
NET INCOME:
    Income before cumulative effect of change in accounting principle         $   220,968   $   137,922   $    84,656
    Convertible preferred stock dividends                                               -             -          (169)
    Non-convertible preferred stock dividends                                     (13,730)       (9,408)       (6,637)
                                                                              -----------   -----------   -----------
    Income available to common shareholders before cumulative effect of
      change in accounting principle                                              207,238       128,514        77,850
    Cumulative effect of change in accounting principle, net of tax                     -         5,929             -
                                                                              -----------   -----------   -----------
    Net income attributable to common stock                                   $   207,238   $   134,443   $    77,850
                                                                              ===========   ===========   ===========

WEIGHTED AVERAGE SHARES:
    Basic weighted average number of common shares outstanding                 71,798,076    67,191,288    62,831,562
    Incremental shares issuable upon exercise of stock options                  1,161,054     1,063,121       308,702
                                                                              -----------   -----------   -----------
    Diluted weighted average number of common shares outstanding               72,959,130    68,254,409    63,140,264
                                                                              ===========   ===========   ===========

NET INCOME PER COMMON SHARE:
    Basic:
       Income before cumulative effect                                        $      2.89   $      1.91   $      1.24
       Cumulative effect of change in accounting principle                              -          0.09             -
                                                                              -----------   ------------  -----------
       Net income                                                             $      2.89   $      2.00   $      1.24
                                                                              ===========   ===========   ===========

    Diluted:
       Income before cumulative effect                                        $      2.84   $      1.88   $      1.23
       Cumulative effect of change in accounting principle                              -          0.09             -
                                                                              -----------  -------------  -----------
       Net income                                                             $      2.84   $      1.97   $      1.23
                                                                              ===========   ===========   ===========

For the years ended December 31, 2002 and 2001, all stock options outstanding were included in the computation of weighted average outstanding shares. In 2000, 536,850 stock options were not included in the computation because they were antidilutive.

[page 96]

29. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2002 and 2001. The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical costs.

                                                              2002                        2001
                                                              ----                        ----
                                                       CARRYING       FAIR         CARRYING       FAIR
(In thousands)                                          AMOUNT        VALUE         AMOUNT        VALUE
--------------                                          ------        -----         ------        -----
FINANCIAL ASSETS:
    Cash and due from banks                          $   156,137   $   156,137   $    45,970   $    45,970
    Money market investments                           1,417,154     1,417,154       548,415       548,415
    Securities held for trading                        1,196,179     1,196,179       993,328       993,328
    Securities available for sale                        862,090       862,090       928,179       928,179
    Securities held to maturity                          960,626       965,259       866,335       864,411
    Mortgage loans held for sale                       2,183,399     2,245,612     1,947,494     1,964,115
    Loans receivable                                   1,022,342     1,041,342       644,113       645,216
    Servicing assets                                     159,881       184,221       154,340       160,678

FINANCIAL LIABILITIES:
    Securities sold under agreements to repurchase   $ 2,733,339   $ 2,759,642   $ 2,573,772   $ 2,575,070
    Loans payable                                        211,002       211,002       161,101       161,101
    Deposit accounts                                   2,217,211     2,223,786     1,669,909     1,682,945
    Notes payable                                        621,303       654,519       459,543       462,440
    Advances from FHLB                                 1,311,500     1,318,298       687,500       685,921

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

Servicing assets: valued based on the market prices for comparable servicing sales contracts based on similar types of groups of loans. To further evaluate the estimated fair value of such servicing rights, the Company utilizes independent valuations based on present value calculations of the expected future cash flows associated with the servicing rights. Such valuations are based on assumptions that market participants would use in estimating future servicing income and expense, such as: discount rates, prepayment speeds, estimates of servicing cost, ancillary income per loan and default rates. The fair value of servicing assets as of December 31, 2002 and 2001 does not include the portion of the Company's mortgage servicing portfolio consisting of loans internally originated by Doral

[page 97]

Financial prior to the adoption of SFAS No. 122 in April 1, 1995, amounting to approximately $488.2 million and $627.8 million, respectively, for which a servicing asset has not been recognized in the financial statements.

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

30. RISK MANAGEMENT ACTIVITIES

The Company's principal objective in holding derivatives and certain other financial instruments is the management of interest rate risk arising out of its portfolio holdings and related borrowings. Risk management activities are aimed at optimizing realization on sales of mortgage loans and mortgage-backed securities and net interest income, given levels of interest rate risk consistent with the Company's business strategies.

Asset-liability risk management activities are conducted in the context of the Company's sensitivity to interest rate changes. This sensitivity arises due to changes in interest rates since many of the Company's assets are of a fixed rate nature. Changes in interest rates affect the value of mortgage loans held for sale and mortgage-backed securities held for trading from the time such assets are originated to the time these assets are sold on a contractual basis. Interest-bearing liabilities reprice more frequently than interest-earning assets and, therefore, the Company's net interest income is affected by changes in interest rates and the relation of long-term and short-term interest rates.

To achieve its risk management objectives, the Company uses a combination of derivative financial instruments, particularly futures and options, as well as other types of contracts such as forward sales commitments, interest rate swaps and interest rate collars.

The following table summarizes the activity in derivative transactions, other than interest rate swaps, for the year:

(In thousands)                                       NOTIONAL AMOUNT               FAIR VALUE
---------------                                      ---------------               ----------
                                                     AT DECEMBER 31              AT DECEMBER 31
                                                  ASSETS      LIABILITIES      ASSETS    LIABILITIES
                                                  ------      -----------      ------    -----------
2002
Options on futures                              $ 1,385,000   $   420,000   $     3,134   $    1,547
Options on Eurodollars                           26,600,000    20,594,000        18,057        6,081
Forward contracts                                         -             -             -            -
Options on bonds and mortgage-backed
  securities                                        650,000       280,000           546           (8)
Futures on U.S. Treasury bonds and notes             75,000        84,100        (7,461)      (3,607)
Futures on Eurodollars                                    -     2,830,000             -       15,299
Interest rate collars                             1,200,000             -         6,380            -
                                                -----------   -----------   -----------   ----------
                                                $29,910,000   $24,208,100   $    20,656   $   19,312
                                                ===========   ===========   ===========   ==========
2001
Options on futures                              $ 1,750,000   $ 1,030,000   $    10,518   $    8,085
Options on Eurodollars                           30,470,000    27,366,000        19,405       19,382
Forward contracts                                         -             -             -            -
Options on bonds and mortgage-backed                935,000       100,000         5,746        1,898
  securities
Futures on U.S. Treasury bonds and notes             69,000             -           253           24
Futures on Eurodollars                                    -       334,000             -        1,795
                                                -----------   -----------   -----------   ----------
                                                $33,224,000   $28,830,000   $    35,922   $   31,184
                                                ===========   ===========   ===========   ==========

(In thousands)                                         FAIR VALUE
---------------                                        ----------
                                                        AVERAGE                 NET
                                                      FOR THE PERIOD           GAINS
                                                  ASSETS      LIABILITIES     (LOSSES)
                                                  ------      -----------     --------
2002
Options on futures                              $     6,502   $     5,502   $   (15,202)
Options on Eurodollars                                8,999         7,653        14,740
Forward contracts                                       673           467         5,982
Options on bonds and mortgage-backed
  securities                                          2,589           872       (16,358)
Futures on U.S. Treasury bonds and notes             (3,236)         (586)      (43,657)
Futures on Eurodollars                                    -         6,590       (25,003)
Interest rate collars                                 4,798             -        (9,815)
                                                -----------   -----------   -----------
                                                $    20,325   $    20,498   $   (89,313)
                                                ===========   ===========   ===========
2001
Options on futures                              $     6,009   $     4,676   $     8,032
Options on Eurodollars                                6,654         5,599         2,672
Forward contracts                                         -             -         4,095
Options on bonds and mortgage-backed
  securities                                          3,416         3,257        (3,757)
Futures on U.S. Treasury bonds and notes                 62         1,426       (18,195)
Futures on Eurodollars                                    -         1,844          (260)
                                                -----------  ------------   -----------
                                                $    16,141   $    16,802   $    (7,413)
                                                ===========   ===========   ===========

[page 98]

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate futures contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked to market daily, and are subject to margin requirements. Forward contracts are generally over-the-counter or privately negotiated contracts to sell a specified amount of certain instruments such as mortgage-backed securities at a specified price at a specified future date. Because these contracts are not traded on an exchange and are not generally marked to market on a daily basis, they are generally subject to greater credit risks than futures contracts.

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

All derivative financial instruments are subject to market risk, the risk that future changes in market conditions may make an instrument less valuable or more onerous. For example, fluctuations in market prices and interest rates change the market value of the instruments. Exposure to market risk is managed in accordance with risk limits set by the Board of Directors by buying or selling instruments or entering into offsetting positions.

Doral Bank-PR enters into interest rate swap agreements in managing its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. Non-performance by the counterparty will expose Doral Bank-PR to interest rate risk. At December 31, 2002, Doral Bank-PR had three interest rate swap agreements outstanding. The agreements are for a notional principal amount of $50.0 million, $100.0 million and $100.0 million, respectively, and are intended to protect Doral Bank-PR from the repricing of its short-term liabilities during a rising interest rate environment. These agreements end on January 16, 2003, September 11, 2007, and September 12, 2007, respectively. The interest rate to be received on these swap agreements is 100% of the three-month LIBOR rate (1.78%, 1.41% and 1.41%, respectively, at December 31, 2002) and the fixed interest rate to be paid is 5.495%, 3.6875% and 3.655%, respectively. At December 31, 2002 and 2001, the agreements had a negative fair value of $5.2 million and $3.2 million, respectively, that has been recorded as a liability in the Consolidated Statements of Financial Condition. For the years ended December 31, 2002 and 2001, marked to market losses of $2.0 million and $3.2 million, respectively, were recognized in trading activities in the Consolidated Statements of Income.

During 2002, Doral Financial purchased various interest rate collars, intended to protect the Company against rising interest rates. The following table summarizes interest rate collars outstanding at December 31, 2002.

(Dollars in thousands)

NOTIONAL
 AMOUNT             MATURITY DATE            ENTITLED PAYMENTS CONDITIONS         PREMIUM PAID     FAIR VALUE

  $   200,000        June 2006            Excess 3-month LIBOR and 5.0%             $    4,865     $    1,240

                                          Excess 3-month LIBOR and 5.5% provided
  $   400,000        March 2007           that 3-month LIBOR is less than 8.5%      $    5,760     $    1,480

                                          Excess 3-month LIBOR and 5.5% provided
  $   600,000       September 2007        that 3-month LIBOR is less than 8.5%      $    5,570     $    3,660

These collars are recorded at fair value with changes in the fair value reflected in trading activities of the Consolidated Statements of Income.

[page 99]

31. SEGMENT INFORMATION

The Company has four reportable segments identified by line of business: mortgage banking, banking (including thrift operations), institutional securities operations and insurance agency activities which commenced during December 2000. The segments are managed separately since each one targets different customers and requires different strategies. The majority of the Company's operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area.

The Company monitors the performance of its reportable segments based on pre-established goals for different financial parameters such as net income, interest rate spread, loan production and increase in market share.

The accounting policies followed by the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

The following tables present net interest income (loss), non-interest income
(loss), net income (loss) and identifiable assets for each of the Company's reportable segments for the periods presented as well as for the Company's Puerto Rico and mainland U.S. operations for the periods presented.

(In thousands)                                              2002         2001          2000
--------------                                              ----         ----          ----
NET INTEREST INCOME (LOSS)
Reportable segments:
    Mortgage banking                                    $    57,935   $    23,853   $    (7,740)
    Banking                                                  87,301        60,391        47,133
    Institutional securities                                  2,616         2,486         2,164
    Insurance                                                 1,133           572             -
Intersegment eliminations(1)                                  3,437        (2,875)          747
                                                        -----------   -----------   -----------
           Consolidated net interest income             $   152,422   $    84,427   $    42,304
                                                        ===========   ===========   ===========

NON-INTEREST INCOME
Reportable segments:
    Mortgage banking                                    $   165,868   $   145,164   $   142,715
    Banking                                                  83,331        36,788        16,230
    Institutional securities                                  8,780         8,859         7,038
    Insurance                                                 7,373         4,057           144
Intersegment eliminations(1)                                 (9,959)       (3,736)      (15,810)
                                                        -----------   -----------   -----------
           Consolidated non-interest income             $   255,393   $   191,132   $   150,317
                                                        ===========   ===========   ===========

NET INCOME
Reportable segments:
    Mortgage banking                                    $   124,884   $    96,744   $    72,565
    Banking                                                  92,388        49,332        26,889
    Institutional securities                                  4,397         2,073           226
    Insurance                                                 4,871         2,287            39
Intersegment eliminations(1)                                 (5,572)       (6,585)      (15,063)
                                                        -----------   -----------   -----------
           Consolidated net income                      $   220,968   $   143,851   $    84,656
                                                        ===========   ===========   ===========

IDENTIFIABLE ASSETS
Reportable segments:
    Mortgage banking                                    $ 2,886,835   $ 2,775,039   $ 2,708,152
    Banking                                               5,468,632     3,715,588     2,719,551
    Institutional securities                                480,212       584,933       713,617
    Insurance                                                33,382        28,875           158
Intersegment eliminations(1)                               (447,372)     (410,152)     (678,092)
                                                        -----------   -----------   -----------
    Consolidated total identifiable assets              $ 8,421,689   $ 6,694,283   $ 5,463,386
                                                        ===========   ===========   ===========

     (1) For purposes of the intersegment eliminations in the above table, income includes direct intersegment loan origination costs amortized as yield adjustment and other income derived from intercompany transactions, related principally to fees and commissions paid to the Company's institutional securities subsidiary. Assets include internal funding and investments in subsidiaries accounted for at cost.

[Page 100]

(In thousands)                                             2002          2001          2000
--------------                                             ----          ----          ----
Net interest income
Reportable operations:
    Puerto Rico                                         $   138,219   $    77,418   $    30,266
    Mainland U.S.                                            14,988         7,362        12,056
Interoperation eliminations                                    (785)         (353)          (18)
                                                        -----------   -----------   -----------
           Consolidated net interest income             $   152,422   $    84,427   $    42,304
                                                        ===========   ===========   ===========

Non-interest income (loss)
Reportable operations:
    Puerto Rico                                         $   251,899   $   189,371   $   153,121
    Mainland U.S.                                             6,289         1,761        (6,670)
Interoperation eliminations                                  (2,795)            -         3,866
                                                        -----------   -----------   -----------
           Consolidated non-interest income             $   255,393   $   191,132   $   150,317
                                                        ===========   ===========   ===========

Net income (loss)
Reportable operations:
    Puerto Rico                                         $   217,447   $   142,820   $    83,014
    Mainland U.S.                                             7,101         1,384       (2,206)
Interoperation eliminations                                  (3,580)         (353)        3,848
                                                        -----------   -----------   -----------
           Consolidated net income                      $   220,968   $   143,851   $    84,656
                                                        ===========   ===========   ===========

Identifiable assets
Reportable operations:
    Puerto Rico                                         $ 8,022,479   $ 6,484,959   $ 5,336,583
    Mainland U.S.                                           539,230       288,393       156,664
Interoperation eliminations                                (140,020)      (79,069)      (29,861)
                                                        -----------   -----------   -----------
           Consolidated total identifiable assets       $ 8,421,689   $ 6,694,283   $ 5,463,386
                                                        ===========   ===========   ===========

32. DORAL PROPERTIES, INC. (A SUBSIDIARY OF DFC) FINANCIAL INFORMATION

Doral Properties, Inc. was organized in October 1999 to own, develop and operate the Doral Financial Plaza, the new headquarters of the Company and its subsidiaries. The Doral Financial Plaza was completed during the first quarter of 2002. The following condensed financial information presents the financial position as of December 31, 2002 and the statements of stockholder's equity and cash flows of Doral Properties, Inc. for the years ended December 31, 2002 and 2001, and the statement of income for the year ended December 31, 2002. Substantially all costs incurred during the construction period were transferred to the office building account in March 2002 and are being depreciated. At December 31, 2002, Premises and Equipment include $5.6 million of capitalized interest costs. In 2002 and 2001, the interest cost capitalized amounted to approximately $1.0 million and $4.9 million, respectively.

The financial statements of Doral Properties, Inc., as of December 31, 2002 and 2001 and for the years then ended, were as follows:

[page 101]

DORAL PROPERTIES, INC.
STATEMENTS OF FINANCIAL CONDITION

                                                                    DECEMBER 31,
(In thousands)                                                   2002          2001
--------------                                                   ----          ----
Assets:
    Cash                                                      $       560   $       669
    Investment contract                                                 -         4,280
    Accounts receivable, principally from affiliates                1,753             -
    Premises and equipment, net                                    54,266        42,701
    Bonds issue costs                                               2,357         2,046
    Other assets                                                      195             4
                                                              -----------   -----------
           Total assets                                       $    59,131   $    49,700
                                                              ===========   ===========

Liabilities:
    Construction retainage payable                            $       631   $     1,769
    Accounts payable, principally to affiliates                     3,961         1,674
    Accrued expenses and other liabilities                            649            22
    Bonds payable                                                  52,365        44,765
                                                              -----------   -----------
           Total liabilities                                       57,606        48,230
                                                              -----------   -----------

Stockholder's equity:
    Common stock and paid-in capital                                1,470         1,470
    Retained earnings                                                  55             -
                                                              -----------   -----------
           Total stockholder's equity                               1,525         1,470
                                                              -----------   -----------
           Total liabilities and stockholder's equity         $    59,131   $    49,700
                                                              ===========   ===========

DORAL PROPERTIES, INC.
STATEMENT OF INCOME

                                                YEAR ENDED
                                                 DECEMBER
(In thousands)                                   31, 2002
--------------                                   --------
Rental income from affiliates                  $     6,187
                                               -----------

Expenses:
 Interest                                            2,218
 Depreciation and amortization                       1,238
 Repairs and maintenance                               494
 Employee compensation and benefits                    346
 Other                                               1,836
                                               -----------
                                                     6,132
                                               -----------
Net income                                     $        55
                                               ===========

[page 102]

DORAL PROPERTIES, INC.
STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

                                                     YEAR ENDED
                                                    DECEMBER 31,
(In thousands)                                   2002           2001
--------------                                   ----           ----
Common stock and paid-in capital:             $     1,470   $     1,470
                                              -----------   -----------

Retained earnings:
    Balance at beginning of year                        -             -
    Net income                                         55             -
                                              -----------   -----------
       Balance at end of year                          55             -
                                              -----------   -----------
Total stockholder's equity at end of year     $     1,525   $     1,470
                                              ===========   ===========

DORAL PROPERTIES, INC.
STATEMENTS OF CASH FLOWS

                                                                                                 YEAR ENDED
                                                                                                DECEMBER 31,
(In thousands)                                                                               2002           2001
--------------                                                                               ----           ----
Cash flows from operating activities:
    Net income                                                                             $       55    $        -
    Adjustments to reconcile net income to net cash provided by operating activities:
       Depreciation and amortization                                                            1,238             -
       Amortization of bond issue costs                                                           108             -
    Changes in assets and liabilities that increase (decrease) cash:
       Accounts receivable, principally from affiliates                                        (1,753)            -
       Other assets                                                                              (191)           11
       Accounts payable, principally to affiliates                                              2,287         1,674
       Accrued expenses and other liabilities                                                     627             7
                                                                                           ----------    ----------

           Net cash provided by operating activities                                            2,371         1,692
                                                                                           ----------    ----------

Cash flows from investing activities:
    Additions to premises and equipment                                                       (12,803)      (16,461)
    (Decrease) increase in construction retainage payable                                      (1,138)           94
    Use of investment contract funds                                                            4,280        14,935
                                                                                           ----------    ----------

           Net cash used in investing activities                                               (9,661)       (1,432)
                                                                                           ----------    ----------

Cash flows from financing activities:
    Bond issuance                                                                               7,181             -
                                                                                           ----------    ----------

Net (decrease) increase in cash                                                                  (109)          260
Cash at beginning of year                                                                         669           409
                                                                                           ----------    ----------

Cash at end of year                                                                        $      560    $      669
                                                                                           ==========    ==========

[page 103]

33. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Financial data showing results for the end of the quarters in 2002, 2001 and 2000 are presented below. These results are unaudited. In the opinion of management all adjustments necessary for a fair presentation have been included:

                                                             QUARTERS
                                                             --------
(In thousands, except per share data)       1ST           2ND           3RD           4TH
-------------------------------------       ---           ---           ---           ---
2002
Interest income                          $    97,083    $  105,330   $   105,369   $   107,818
Net interest income                           35,886        37,677        39,246        39,613
Provision for loan losses                        748           989         2,055         3,637
Non-interest income                           49,609        57,759        67,992        80,033
Net income                                    46,540        51,987        58,284        64,157
Earnings per common share - Basic               0.62          0.68          0.75          0.83
Earnings per common share - Diluted             0.61          0.67          0.74          0.82

2001
Interest income                          $    86,143    $   85,751   $    92,826   $    91,375
Net interest income                           13,718        16,626        24,691        29,392
Provision for loan losses                      1,085           981         1,062         1,317
Non-interest income                           43,656        47,428        47,044        53,004
Net income                                    33,995        30,595        36,810        42,451
Earnings per common share - Basic               0.50          0.44          0.50          0.56
Earnings per common share - Diluted             0.49          0.43          0.49          0.55

2000
Interest income                          $    71,504    $   80,195   $    87,132   $    86,714
Net interest income                           10,958        10,638        10,419        10,289
Provision for loan losses                        848           807         1,050         1,373
Non-interest income                           34,000        35,664        38,443        42,210
Net income                                    20,276        20,599        21,038        22,743
Earnings per common share - Basic               0.31          0.30          0.30          0.32
Earnings per common share - Diluted             0.30          0.30          0.30          0.32

[Doral logo with text:] Doral Financial Corporation

[inside
back cover]                                                      7.00% Preferred: NASDAQ
                                                                 National Market System
Corporate Directory                                              Stock Symbol: DORLP

COMPANY HEADQUARTERS                                             8.35% Preferred: NASDAQ
Doral Financial Plaza                                            National Market System
1451 FD Roosevelt Avenue                                         Stock Symbol: DORLO
San Juan, Puerto Rico 00920-2717
                                                                 7.25% Preferred: NASDAQ
                                                                 National Market System
                                                                 Stock Symbol: DORLN
INVESTOR INQUIRIES
General inquiries from stockholders                              Annual Report
and the investment community may be directed to:
                                                                 Creative Director & Writer
                                                                 Lucienne Gigante

Richard F. Bonini                                                Design
Senior Executive Vice President,                                 Israel Rodriguez and Partners
Chief Financial Officer and Secretary
Telephone: (212) 329-3728                                        Photography
Doral Financial Corporation,                                     Hector O. Torres
9th Floor,                                                       Jason Rogers
387 Park Avenue South                                            Max Toro
New York, New York 10016-8810                                    Tomas Gual
or,                                                              Archive Photos: Noel Cruz
Mario S. Levis
Senior Executive Vice President and Treasurer                    Printing
Telephone: (787) 474-6709                                        Bowne
Doral Financial Corporation
Doral Financial Plaza                                            Editing
1451 FD Roosevelt Avenue                                         Robert P. Schoene
San Juan, Puerto Rico 00920-2717                                 Publishing Resources, Inc.

Visit us online at                                               Production and Coordination
www.doralfinancial.com                                           Publishing Resources, Inc.
                                                                 (787) 727-1800
TRANSFER AGENT AND REGISTRAR
Telephone: 1-800-851-9677
(201) 329-8660
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
www.melloninvestor.com

INDEPENDENT PUBLIC ACCOUNTANTS
PricewaterhouseCoopers LLP
BBVA Tower
P.O. Box 363566
San Juan, Puerto Rico 00936-3566

SPECIAL COUNSEL
Pietrantoni Mendez & Alvarez LLP
Banco Popular Center,
Suite 1901
209 Munoz Rivera Avenue
Hato Rey, Puerto Rico 00918

STOCK LISTING
Common: NYSE
(New York Stock Exchange)
Stock Symbol: DRL

Preferred: NASDAQ
(National Association of
Securities Dealers)

Back outside cover
all black