Form 10-K, Exhibit 13
period 2003-12-31
DORAL FINANCIAL CORP
filed 2004-03-11
CIK 840889

[Cover]
DORAL FINANCIAL
CORPORATION
2003 ANNUAL REPORT
MAKING A DIFFERENCE

[Inside front cover]

OUR MISSION

To serve a diverse and growing market in Puerto Rico and the U.S. mainland with superior service and competitive financial products that facilitate:

- Individual home ownership and residential and commercial real estate development through our mortgage banking units and commercial banking subsidiaries.

- Savings, the accumulation of wealth and the availability of consumer and commercial credit through our commercial banks.

- Investments that meet the financial needs of corporate and institutional clients in the public and private sectors through our NASD-licensed broker-dealer subsidiary.

- Protection of assets by providing insurance products through our insurance agency subsidiary.

OUR OBJECTIVES

- To constantly improve our product lines and provide unsurpassed service to our clients.

- To expand our market share in Puerto Rico and the U.S. mainland.

- To increase our banking business in U.S. markets by entering Hispanic and other underserved communities.

- To increase our banking business in Puerto Rico by optimizing services available at existing branches, adding mortgage banking and developing additional full-service facilities.

- To maximize cross-selling opportunities for our insurance agency and commercial banking subsidiaries to our large existing customer base.

- To maintain our financial flexibility and access to funding and capital markets.

- To adhere to our prudent and consistent financial policies while growing our equity base.

- To enhance shareholder value.

- To fulfill our responsibility as good corporate citizens by supporting and assisting the communities we serve.

- To maintain the highest ethical and business standards of corporate governance.

[p.1]

TABLE OF CONTENTS

Financial Highlights                                             2
Message from the Chairman                                        4
Puerto Rico                                                      9
Mortgage Banking                                                11
Commercial Banking                                              15
U.S. Expansion                                                  16
Fee-Income Business                                             19
Community                                                       21
Corporate Governance                                            22
Board of Directors                                              23
Corporate Officers & Subsidiary Presidents                      24
The Companies of Doral Financial Corporation                    25
Stock Prices and Dividend Policy                                26
Selected Financial Data                                         28
Management's Discussion and Analysis                            30
Report of the Independent Auditors                              71
Consolidated Financial Statements                               72
Corporate Directory                              Inside Back Cover

[p.2 charts]

FINANCIAL HIGHLIGHTS

LOAN PRODUCTION
CAGR = 24.21%
Note: CAGR = Compounded Annual Growth Rate

SERVICING PORTFOLIO
CAGR = 13.60%
Note: CAGR = Compounded Annual Growth Rate of Servicing Portfolio

NET INCOME
CAGR = 47.40%
Note: CAGR = Compounded Annual Growth Rate

EARNINGS PER SHARE (EPS)

EFFICIENCY RATIO
Note: Efficiency Ratio = Non-interest expenses divided by net interest income plus non-interest income (excludes trading activities and net gain on sale of investment securities)

GROWING ASSET AND EQUITY BASE
CAGR = 23.03%
Note: CAGR = Compounded Annual Growth Rate of Total Assets

[p.3 charts]

RETURN ON EQUITY (ROE) COMPARISON
Note: U.S. Depositories - Commercial banks and financial institutions with operating revenue greater than $400 million included in the S&P 500 Index.

RETURN ON ASSETS (ROA) COMPARISON
Note: U.S. Depositories - Commercial banks and financial institutions with operating revenue greater than $400 million included in the S&P 500 Index.

COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURNS PERFORMANCE REPORT Prepared by CRSP (www.crsp.uchicago.edu), Center for Research on Security Prices, Graduate School of Business, the University of Chicago. Produced on 02/10/2004 including data to 12/31/2003 Used with permission. All rights reserved.

[p.4]

MESSAGE FROM THE CHAIRMAN

The year 2003 was another remarkable year for Doral Financial Corporation. The Company once again surpassed its prior records for growth, capitalization, profitability and assets. Consolidated assets at year-end reached $10.4 billion; capital exceeded $1.5 billion, and net income for the year was a record $321.3 million.

Our consistently high level of performance is gaining widespread recognition in the U.S. mainstream financial community. In April, Forbes magazine welcomed Doral Financial to its list of Top 500 U.S. Companies. The following month, I was honored to be included among the Forbes "10 Best Performing Bosses" in the nation. Our accomplishments also earned Doral Financial the No. 10 spot on Investor's Business Daily 100, which tracks the innovation and growth of America's leading companies. In addition, we ranked second among the largest publicly traded bank holding companies on the American Banker list of Banking Companies by Return on Assets, based on the 2002 fourth-quarter results. We are delighted to receive such acknowledgments, and we are proud to share them with the growing Doral family. We are also confident that we will continue to deliver the outstanding financial results and customer service that has earned us the respect of our clients, investors, peers, and the financial community.

Doral's outstanding performance, year after year, is made possible primarily because of the hard work, commitment, and dedication of everyone at Doral, including each and every employee within our organization, our management and the knowledgeable and experienced members of our Board of Directors.

January 8, 2003, marked an important milestone in our development, as Doral Financial's shares began trading on the New York Stock Exchange under the symbol DRL. That historic move benefited our shareholders by increasing Doral's liquidity and exposure to a broader market. We also thank our growing family of shareholders for their continuous support and investment in Doral.

As in previous years, we are well positioned to face the challenges posed by current economic conditions and to continue expanding all segments of our business.

Doral Financial's impressive track record spans more than three decades of uninterrupted profitability. In 2002, we celebrated our 30th anniversary. Reaching this threshold during a period of fierce competition compelled us to reflect on the principles and strategies that have governed Doral Financial since its beginnings. Our vision - to structure the Company's core businesses around diversified sources of income to maximize profits under all economic conditions - has proven to be the right formula for our success.

NEW PEAKS OF PERFORMANCE

Year after year, Doral Financial continues to outdo itself by reaching new peaks in performance and raising the standard for future achievement. The Company earned a record $321.3 million for the year ended December 31, 2003, up 45% from the $221.0 million posted in 2002, which was itself a record-breaking year of 60% growth. The fourth quarter of 2003 was the 24th consecutive quarter in which Doral Financial achieved record earnings. At the same time, non-interest income increased a striking 61% to $411.8 million.

    [out-quote] Our earnings per common share are an indication of our success, having grown more than 386% in the past five years. Likewise, quarterly dividends have increased in each of the last 11 years, rewarding our expanding family of shareholders for their support.

Consolidated earnings per diluted share in 2003 were $2.72, an increase of 44% compared to $1.89 for 2002. Our earnings per common share are an indication of our success, having grown more than 386% in the past five

[p.5]

years. Likewise, quarterly dividends have increased in each of the last 11 years, rewarding our expanding family of shareholders for their support.

In October 2003, the Company announced an increase in its quarterly dividend on common stock from $0.14 to $0.18 per share. The dividend represented a 29% increase in the Company's quarterly cash dividend and followed a 27% increase in the common stock dividend previously announced in February 2003.

Also in October 2003, the Company's Board of Directors declared a three-for-two stock split on the Company's common stock, which further increased its liquidity. Following the effective date of the stock split, the regular quarterly dividend was adjusted from $0.18 per share to $0.12 per share to reflect the additional shares issued as part of the stock split.

[Out-quote] The Company surpassed its prior records for growth, capitalization, profitability, and assets.

The Company reported record capital exceeding $1.5 billion at year end, up 52% for the year. During 2003, the Company successfully issued 1,380,000 shares of its 4.75% Perpetual cumulative convertible preferred stock, having a liquidation preference of $250 per share. The net proceeds to Doral Financial were approximately $336.5 million. The Company expects to use the net proceeds to repay its $200 million, 8.5% medium-term notes due July 8, 2004, and to use the remainder of the net proceeds for general corporate purposes, which we expect will have an incremental return.

LEADING THROUGH PERFORMANCE

This year's strong financial results follow Doral Financial Corporation's tradition of excellence through all economic cycles and interest rate environments. Doral Financial is positioned to continue to meet the challenges of the current economic climate and achieve strong financial results throughout all segments of its operations. Doral Financial's assets are primarily fully secured residential mortgage loans, residential development loans in the low- to middle-income market, and triple-A rated U.S. government and agency securities. In fact, secured real estate lending represents approximately 98% of our loan portfolio.

We are committed to a strict code of ethics, safeguarding the independence of the Board of Directors, Audit Committee and Internal Audit Department, and complying with all the rules and regulations established by the Securities and Exchange Commission and the New York Stock Exchange. Our financial statements are independently audited by PricewaterhouseCoopers LLP.

SURPASSING OUR OWN RECORD-BREAKING RESULTS

Another testament to Doral Financial's leadership is the trajectory of the value of our common stock, whose price increased by 69% in 2003, while the S&P 500 Bank Index rose only 26%. Over the last five years, Doral's share value has increased by a phenomenal 228%.

In line with these results, return on average common equity (ROE) was 32.36% for the year, and return on average assets (ROA) was 3.46%, exceeding last year's record performance. Once again, our efficiency ratio, 31.91% for 2003, was one of the best among all bank or financial holding companies in the United States.

Loan production in 2003 surpassed the previous record for the sixth consecutive year, despite a slower than expected recovery in the economy. The low interest rate environment dictated by Federal Reserve policy continues to benefit Doral Financial as the leading residential mortgage lender in Puerto Rico. Once again, we took advantage of these historically low rates by extending the maturities of many of our borrowings while protecting the value of our loan-servicing assets and investment portfolio.

Loan production rose to its highest level ever - $6.5 billion, exceeding the record $5.2 billion for 2002 and allowing our mortgage-servicing portfolio to reach a record $12.7 billion at year end. Further, loan production in the fourth quarter of 2003 reached a record-breaking $1.7 billion, which is the highest loan production for any given quarter in the Company's history. The Company's loan production contrasts with the projected decline of 47% for the entire U.S. mortgage banking industry as reported by the Mortgage Banker's Association of America for the fourth quarter of 2003.

To complement Doral Financial's mortgage business, we have worked diligently to diversify the Company's sources of revenue. More than 40% of our income is now derived from our non-mortgage banking segments, including investment activities conducted by the Company's international banking subsidiary. This important achievement is the result of the strategic vision established by Doral Financial to structure its core business around diversified sources of income to maximize profits under all economic conditions. Further, through cross-selling efforts and new products we are securing an increasing share of the origination and renewal insurance business on our originated and serviced mortgage loans.

[p.6]

FERTILE GROUND FOR CONTINUOUS GROWTH

Puerto Rico, Doral's primary market, continues to offer a favorable environment for our lines of business. Financial institution executives and economists point to accelerated economic growth fueled mostly by construction spending.

A long-term housing shortage, led by a growing population and the island's geographic limitations, continues to drive mortgage demand. As the largest originator of residential construction loans in Puerto Rico, Doral Financial is likely to continue to draw a significant source of revenue and earnings from this segment.

Puerto Rico is an owner-driven society in which about 73% of its citizens are homeowners. Yet, an ongoing demand for about 100,000 housing units is met with the construction of only some 20,000 to 25,000 units per year. As the leading lender on the island, Doral Financial is ready to service the mortgage loan needs of the community, while benefiting from tax-exempt interest earned on new housing FHA/VA loans and GNMA mortgage-backed securities.

THE EXPERTS IN MORTGAGE BANKING

Doral Financial was founded in 1972 as a mortgage banking operation, and has grown into a thriving diversified financial institution over the years. Three decades later, mortgage banking is still one of our core businesses. Our experience has made us the largest mortgage lender in Puerto Rico, with a dominant market position divided among our mortgage banking subsidiaries on the island.

Doral Financial operates four mortgage banking units, HF Mortgage Bankers, Doral Mortgage Corporation, SANA Investment Mortgage Bankers, Inc. and Centro Hipotecario de Puerto Rico, Inc., catering to a range of market niches in an environment where demand for housing continues to exceed supply. This segmented market approach, combined with unsurpassed customer service at all levels, allows further market penetration for unprecedented performance, year after year. In addition to the high demand for new housing in Puerto Rico, refinancing activity continues to be strong. Refinancing loan production in Puerto Rico, which traditionally accounts for at least half of the mortgage business on the island, is more stable than it is on the U.S. mainland, because such loans are generally in smaller amounts and tend to be driven by debt consolidation considerations rather than by interest rate savings.

Refinancing loans represented approximately 62% of the Company's internal loan originations for the year ended December 31, 2003, which is consistent with Doral Financial's historical experience for more than 30 years.

COMMERCIAL BANKING

Doral Financial's commercial banking operations continued to prosper in 2003.

Doral Bank - Puerto Rico (Doral Bank - PR) held its distinction as the forerunner of a new era in banking, quick to embrace new technologies and implement innovative ways to attract and serve customers. We expect to expand considerably in this sector on the island, in which our approximately 7% market share in terms of deposits leaves us plenty of room to grow.

[Out-quote] Doral Financial has developed and maintains a corporate culture of unsurpassed customer service. Our leadership position in the industry is the result of the skill, dedication and hard work with which Doral employees serve their clients.

Doral Bank - PR finished 2003 with $6.7 billion in assets and $2.7 billion in deposits, up 33% and 38%, respectively, compared to $5.0 billion in assets and $2.0 billion in deposits as of December 31, 2002. Currently, with 37 branches in Puerto Rico, Doral Bank - PR is on target to reach its goal of 50 branches by 2006.

Doral Bank - New York (Doral Bank - NY) was founded in 1999 to meet the banking needs of underserved communities in New York City with highly competitive products and friendly, personalized customer service. Our expansion continues to pay off in terms of market support and penetration.

Doral Bank - NY met its performance objectives for 2003 with year-end assets of $507.1 million and deposits of $333.9 million, an increase of 21% and 31%, respectively, compared to assets of $418.9 million and deposits of $255.2 million as of December 31, 2002. Doral Bank - NY currently operates five branches and plans to increase that number to 10 branches in 2004.

Through the opening of new bank branches, our Puerto Rico and New York expansions promise to enhance the revenue potential of our banking franchise even further.

[p.7]

NOT YOUR AVERAGE COMPANY

Doral Financial has developed and maintains a corporate culture of unsurpassed customer service. Our leadership position in the industry is the result of the skill, dedication and hard work with which Doral employees serve their clients.

People always marvel at the success of Doral Financial, asking what our secret is. But our success is not a mystery; we simply follow three basic rules.

First, any prospective or existing client who comes in contact with the Company deserves, and receives, unparalleled service from the Doral staff. We understand that customer satisfaction is vital to the success of our operations.

Second, we strive to stay at the leading edge in the unprecedented evolution of this exciting industry, determined not only to be the first ones to offer a new product or service, but to do it better than anyone else.

Finally, we are relentless in seeking ways to attain a maximum return on our investments with the least amount of exposure. We are conservative lenders and investors. We do not take large unsecured risks, and concentrate on our expertise in secured real estate lending.

LOOKING AHEAD

We look forward to the opportunities and challenges coming our way in 2004, and are eager to capitalize on them from a position of strength. We are convinced of our ability to continue to thrive in all areas of our business in Puerto Rico and the U.S. mainland, backed by more than 30 years of experience and driven by the ambition to continue reaching new heights in performance.

IN MEMORY OF A. BREAN MURRAY

All of us at Doral Financial Corporation mourn the loss of A. Brean Murray, a friend and extraordinary human being, who served as a member of the Board of Directors for nine years until April 2003. Through Brean Murray & Co., a privately held investment firm he founded in 1973, he organized key events in New York and Puerto Rico with stateside investors and financial analysts to promote Puerto Rico financial stocks, which he often referred to as "one of the best kept secrets in America." Brean's experience in the financial world, his humanitarian vision, commitment to help the community and the less fortunate, and the generosity of his spirit were unparalleled. He will be greatly missed as we move ahead, remembering the valuable contributions he made to everyone with whom he was associated.

DORAL'S CONTINUING COMMITMENT

Doral Financial's commitment continues to enhance shareholder value, which is as strong as ever. We are committed to find new ways to improve productivity and efficiency through the application of new technology, new products and new methods of doing business. We are determined to outperform our competitors in financial performance, products and customer service.

The performance of our stock during 2003 validates our past efforts and substantiates our belief that to continue our successful path we just have to keep our eyes on our objective - offering our customers the best products and services in the market.

The future looks bright for your Company.

[signature]
Salomon Levis
Chairman of the Board and Chief Executive Officer
[photograph of Salomon Levis]

[p.8]

[photograph: aerial view of Hato Rey, Puerto Rico]

[OUT-QUOTE] IN 2003 PUERTO RICO'S GROSS DOMESTIC PRODUCT (GDP) REACHED ALMOST $75 BILLION, PERSONAL INCOME WAS OVER $42 BILLION AND PERSONAL EXPENDITURES EXCEEDED $40 BILLION.

[p.9]

PUERTO RICO

A GOOD CLIMATE FOR INVESTMENT

As a Commonwealth of the United States, Puerto Rico has a U.S. dollar-based economy of significant proportions. In the fiscal year ended June 30, 2003, Puerto Rico's gross domestic product (GDP) reached almost $75 billion, while personal income was over $42 billion, and personal expenditures exceeded $40 billion. Local consumption represents half the Caribbean market. Although the GDP growth rate slowed in 2003, it is expected to increase in 2004, led by construction spending.

- Puerto Rico offers corporations the protection of the U.S. legal system. Most federal laws apply to Puerto Rico, including enforcement of patent and trademark laws, among others. Businesses are generally exempt from U.S. federal taxes, as corporations operating in Puerto Rico are regarded as foreign entities under the U.S. Internal Revenue Code.

- Puerto Rico's bicultural and bilingual business-friendly environment is based on a combination of Spanish Civil Code and Delaware corporate law. Its regulatory framework is similar to that of the United States, with laws governing banking, insurance, consumer financing and securities activities, among others. Banking deposits are insured by the FDIC.

- Puerto Rico is strategically located in the central Caribbean between North America and Latin America - 1,000 miles southeast of Miami, Florida, and 546 miles northeast of Caracas, Venezuela, with a year-round tropical climate.

- The Puerto Rico local government provides incentives to stimulate tourism and investment from international and domestic corporations, and is a significant factor in developing the local economy, principally through infrastructure expenditures.

- The island has a highly developed and growing infrastructure with a grid of 4,900 megawatts of generating capacity; 14,500 miles of roads, including an extensive system of modern highways and the first phase of its mass transit monorail just about completed; a major international airport handling over 9.5 million passengers in 2003 and over 245,000 tons of cargo; a system of 11 regional airports and the major port of San Juan, which last year handled 1.1 million cruiseship passengers and almost 10 million short tons of cargo. The island's highly developed communications network rivals that of any location, with all modern services available. The financial system is extensive, well developed and offers a broad array of services, including international banking products.

- Two major infrastructure projects in the planning stage are: the Port of the Americas, a deep-water port designed to accommodate the largest Post-Panamax ships; and the redevelopment of the Roosevelt Roads Naval Station's approximately 8,600 acres of land. Both should begin to contribute to economic development late in 2004.

- Puerto Rico has a large, talented and educated labor force largely representing its middle class. Approximately 1.4 million people, or 36% of Puerto Rico's population of 3.9 million people, participate in the labor pool.

- Puerto Rico has a large and well-developed university system. Fifteen universities educate more than 190,000 students at the bachelor and graduate levels, while a significant number of high school graduates receive higher education at some of the best institutions across the U.S., contributing to an improved labor force.

- Puerto Rico's large business base includes many large multinational companies with sizeable operations and/or manufacturing plants in Puerto Rico: 14 of the top 20 pharmaceutical companies worldwide; 56 of the Fortune 100 companies and more than 170 of the Fortune 500 companies operate in Puerto Rico along with many other smaller U.S. and foreign-owned corporations.

- The business base includes a sophisticated and well-developed manufacturing sector, which historically is the single largest contributor to the GDP. In fiscal 2003, the value of goods manufactured totaled, $ 31.3 billion, representing 42% of total GDP. The pharmaceutical industry produces almost two-thirds of this total.

Principal Sources:

Puerto Rico Planning Board - Program of Economic and Social Planning Brean Murray Puerto Rico Financial Institutions Conference
Government Development Bank for Puerto Rico

[p.10]

[PHOTOGRAPH OF RESIDENTIAL HOUSING CONSTRUCTION]

[OUT-QUOTE] DORAL BLANKETS PUERTO RICO'S MORTGAGE LENDING INDUSTRY WITH FIFTY-SIX MORTGAGE ORIGINATION LOCATIONS IN AN ENVIRONMENT WHERE HOUSING DEMAND EXCEEDS SUPPLY.

[p.11]

MORTGAGE BANKING

DORAL FINANCIAL LEADS THE RESIDENTIAL MORTGAGE INDUSTRY IN PUERTO RICO

As the largest residential mortgage lender in Puerto Rico for many years, Doral Financial has set the standard for mortgage banking. Maintaining a dominant share of the market with an arsenal of highly competitive products, the Company is uniquely positioned to continue to lead the industry in Puerto Rico, which is one of the most dynamic real estate markets in the United States.

Doral Financial is No. 1 in the origination of residential mortgages and loan sales in the secondary market, and first in loan servicing in Puerto Rico. Year after year, the Company continues to outdo itself and outpace the competition. The year 2003 was no exception.

The volume of loan production in 2003 reached $6.5 billion, up 25% from the record $5.2 billion set in 2002. Loan production for the fourth quarter of 2003 was a record-breaking $1.7 billion, compared to $1.4 billion for the comparable quarter in 2002, an increase of 24%. This is the highest loan production for any quarter in the Company's history. Furthermore, this record is in sharp contrast to the 47% decline projected for the U.S. mortgage banking industry in the fourth quarter of 2003 by the Mortgage Bankers Association of America.

Doral Financial ranked second among all comparable HUD lenders in the United States, having the second lowest default ratio within the first two years of origination for the period ended December 31, 2003. In addition, the Company's strong underwriting standards were evident in a 4.6% year-to-year drop in the overall delinquency ratio on the mortgage-servicing portfolio. At the same time, average loan charge-off rates remained well below those of the U.S. mainland.

The increase in loan production was driven mainly by high demand for new housing in Puerto Rico - estimated at 100,000 units - and vigorous refinancing activity. Strong mortgage loan production, in turn, pushed the servicing portfolio to $12.7 billion in 2003 from $11.2 billion in 2002.

During the past 30 years, Doral Financial has experienced refinancing activity normally representing more than 50% of its total internal loan originations. The same was true again in 2003, when 62% of the Company's internal loan originations were refinancing loans. Although a low-interest rate environment contributed to the rise in refinancing activity, mortgage refinancing in Puerto Rico tends to be motivated more by debt consolidation objectives than by interest rate savings.

Mortgage refinancing usually is more frequent on the island than it is on the U.S. mainland, as Puerto Rico residents on average refinance once every eight years.

With real estate appreciation at 5% to 8% per year because of the limited availability of land and high demand for new housing, borrowers use equity build-up as a means to consolidate high-cost consumer debt, such as personal or auto loans and other types of credit. Consumerism is extremely high in Puerto Rico, home to top-selling stores of multinational retail chains, such as JCPenney, Wal-Mart, Sears and Walgreens, among others.

Refinancing is also high because interest on mortgage loans is tax deductible under Puerto Rico law, while interest expense from other consumer loans is not. Moreover, the island, with its approximately four million people, is an owner-driven society, with home ownership at the high level of 73% compared to 66% on the U.S. mainland.

The government of Puerto Rico offers tax incentives to encourage investment in local securities, including tax-free interest on GNMA securities backed by FHA/VA mortgage loans to finance purchases of newly constructed homes. It also offers tax incentives to developers in an effort to satisfy the high housing demand. In addition, mortgage subsidies are made available to buyers through programs such as "La Llave para Tu Hogar" (The Key to Your Home), which provides down-payment subsidies for low- and moderate-income homeowners, further stimulating home ownership on the island.

Doral Financial plays a vital role in making affordable housing available on the island as the leader in financing government-sponsored affordable housing programs. The Puerto Rico government and HUD have both increased public funds available for new housing, which has led private developers to make a greater financial commitment to the Commonwealth.

As a result, some 20,000 homes are being built every year. However, the island's population is growing at a rate between 3% and 4% annually, further exacerbating the shortage in affordable housing and replacement housing. This shortage should sustain strong growth in the sector for many years to come. Doral Financial's majority share of the middle-income mortgage market in Puerto Rico makes it a prime beneficiary of the ongoing expansion in construction and mortgage activity.

[p.12]

Given the large number of new housing units in the pipeline, the Company expects to increase its mortgage banking volume in the next several years, despite its already high market share. Additional tax-exempt, HUD-insured loans will help propel this growth.

Doral Financial is ready to meet the island's growing mortgage loan needs and to stay ahead in this thriving real estate market, which is ripe for further expansion.

HOW WE DO IT

Doral Financial blankets Puerto Rico's mortgage-lending industry with four mortgage origination units: HF Mortgage Bankers, Doral Mortgage Corporation, Centro Hipotecario de Puerto Rico, Inc. and SANA Investment Mortgage Bankers, Inc. Each caters to specific market niches in an environment where demand for housing continues to exceed supply. We believe that our segmented market approach and outstanding customer service will enable Doral Financial to penetrate this highly competitive market even further.

HF Mortgage Bankers dominates new residential property financing in Puerto Rico, working closely with Doral Bank - PR to provide short-term construction financing for new housing developments. Through its network of 15 locations, HF is the leading provider of permanent mortgage financing for new housing developments, with a strong reputation among real estate developers for its excellence in service.

With 28 offices and high name recognition achieved through aggressive marketing and promotional campaigns, Doral Mortgage Corporation's market penetration in Puerto Rico is unprecedented. The Company is well known for its attractive products, first-rate service and fast turnaround in meeting the needs of clients.

Doral Mortgage offers a wide range of real estate-secured loan products, including FHA/VA, conforming and non-conforming loans, focusing on consumer loans secured by first mortgages with low balances and strong borrower equity. These loans, which are in high demand from local investors, provide Doral Financial with an attractive yield during the period they are held prior to their sale. In spite of its growth, Doral Mortgage continues to provide the friendly, personalized service that distinguished it when it first opened for business.

[PHOTOGRAPH - RESIDENTIAL HOUSING PROJECT]

[P.13]

Centro Hipotecario de Puerto Rico, Inc. also provides a variety of FHA/VA, conforming and non-conforming loan products through its three retail origination centers in Puerto Rico. Specializing in real estate broker and personal client relationships, Centro Hipotecario has developed a loyal clientele that constantly refers new business that expands its strong customer base. The success of Centro Hipotecario is based on personal service, including the involvement of its top managers in assisting customers.

SANA Investment Mortgage Bankers, Inc. is the expert in providing mortgage lending for affordable housing, standing apart for its speed in processing loan applications. Acquired by Doral Financial in 1999, SANA has expanded to a network of 10 offices throughout the island. Through a combination of marketing efforts and superb human resources, SANA continues to improve its performance year after year.

[OUT-QUOTE] THE VOLUME OF LOAN PRODUCTION IN THE YEAR 2003 REACHED $6.5 BILLION, UP 25% FROM THE RECORD $5.2 BILLION THAT WAS SET IN THE YEAR 2002.

[PHOTOGRAPHS: CONTINUATION OF PREVIOUS PAGE RESIDENTIAL HOUSING PROJECT; 4 SMALL PHOTOS OF HOMES]

[p.14]

[PHOTOGRAPH OF EMPLOYEE IN SHIRTSLEEVES AND TIE SERVING COFFEE TO A CUSTOMER]

[OUT-QUOTE] OUR CUSTOMERS EXPECT NO LESS THAN THE BEST, WHICH WE CONSISTENTLY DELIVER THROUGH OUR STAFF OF DEDICATED PROFESSIONALS, WHO EAGERLY PROVIDE FIRST-CLASS, PERSONALIZED SERVICE ANY TIME, ANYWHERE.

[p. 15]

COMMERCIAL BANKING, DORAL BANK - PR

INNOVATION IS OUR EDGE, SUPERIOR SERVICE, OUR GUARANTEE

In just one decade, Doral Bank - PR (Doral Bank) has established itself as one of the fastest-growing, full-service commercial banks in Puerto Rico. Celebrating its 10th anniversary in 2003, Doral Bank turned in another excellent year with assets of $6.7 billion, an increase of 33%, compared to $5.0 billion in 2002. Similarly, deposits increased 38% to $2.7 billion.

This strong growth earned Doral Bank the No. 4 spot among Puerto Rico's commercial banks in terms of assets, jumping four notches in two years, according to data provided by the Puerto Rico Office of the Commissioner of Financial Institutions. Such growth was achieved by successfully penetrating a highly competitive market with innovative products and unparalleled service at state-of-the-art branches.

Doral Bank has opened 26 branches over the last five years, and plans to open at least eight more in 2004 as it moves closer to its goal of 50 branches by 2006. Most of the Bank's 37 branches are in the greater San Juan metropolitan area and the island's northeast region.

Doral Bank continues to expand its line of products. In 2003, the Bank entered the commercial real estate lending market. Headed by a group of professionals with significant experience in the industry, Doral Bank is selectively expanding this business by following the Company's strategy of providing secured lending.

Doral Bank has made quantum leaps in the construction lending market, becoming the largest construction lender for new housing in Puerto Rico. In 2004, Doral Bank plans to enter the trust business, which will provide another source of fee income.

Doral Bank continues to expand through Doral Financial centers - one-stop facilities for financial services where customers can fulfill all their financial needs. The centers offer a wide variety of products, including loan and deposit banking services from Doral Bank, residential mortgage loans from one of Doral Financial's mortgage banking units, insurance from Doral Insurance Agency, Inc., and investment products through our alliance with UBS Financial Services Incorporated of Puerto Rico.

In 2003, we launched the Doral Financial Call Center, where we trained more than 100 professionals to sell and offer customer service for the Corporation's entire product line. The center provides an exceptional opportunity for cross-selling our many products to our client base of more than 300,000 customers. In addition, we are identifying ways in which we can further develop and expand each of our customer relationships.

Doral Bank branches also serve as payment centers for Doral Financial mortgage-lending units. This arrangement represents yet another opportunity to cross-sell products. Our branches open for extended hours to accommodate our customers. The Bank also offers 24-hour telephone and Internet banking services. Through our website - www.doralbank.com - our clients can check account balances and pay their bills, among other transactions.

One of Doral Bank's greatest achievements is successfully incorporating the latest technology without losing our personal touch. For example, we have greeters at each of the branches to welcome customers and direct them to the right department, but not before first offering them coffee or tea, as if they were visiting a friendly neighbor.

At Doral Bank, we are always developing ways to attract new customers and better serve the ones already loyal to our brands. We have products tailor-made for each age group, such as the Doral Kids and Doral Diamante accounts. In addition, Doral Bank has partnered with hospitals where the mothers of newborns receive a basket of gifts from Doral Bank that includes a $50 gift to open the baby's first account. From the cradle to their golden years, Doral Bank supports the financial needs of its customers every step of their way.

And this is only the beginning. We pledge to stay at the leading edge of banking and to give only the best of ourselves to the growing Doral family of clients, who have come to expect and receive just that - the best.

[p.16]

U.S. EXPANSION

DORAL BANK - NEW YORK BREAKS NEW GROUND BY EFFECTIVELY PENETRATING MINORITY MARKETS

Year after year, the foothold of the subsidiaries of Doral Financial Corporation on the U.S. mainland becomes stronger, based on our special approach to serving the particular financial needs of the communities in which we operate.

Doral Bank - NY is carving out a niche in New York City by offering a friendly, service-oriented alternative to institutions of the traditional banking system that have ignored the individual retail consumer for years. As a result, Doral is making significant strides by targeting the underserved, moderate-income areas of New York, providing banking services, with a focus on multifamily and other real estate-secured lending.

Doral Bank - NY, which began operations in 1999 as an FDIC-insured savings bank, has been profitable each year since its inception, drawing upon Doral Financial Corporation's formula of offering innovative products through leading-edge branches supported by a superb service culture.

In 2003, the Bank continued its steady growth, with assets increasing 21% to $507.1 million from $418.9 million in 2002, and deposits growing 31% to $333.9 million from $255.2 million for the previous year.

Doral Bank - NY is now positioned to embark on an accelerated expansion strategy, with plans to increase to 10 branches in 2004. The new branches will be located, for the most part, in New York's outer boroughs where we believe there is a tremendous opportunity for growth.

The Bank is effectively penetrating the market by catering to a diverse demographic base, particularly in underserved markets, such as the growing Hispanic population, which is now the nation's largest minority group.

Metropolitan

[PHOTOGRAPH ACROSS TWO PAGES: 7 ADULTS, ONE CHILD]

[OUT-QUOTE] DORAL BANK - NY SPEAKS YOUR LANGUAGE. OUR MANAGEMENT AND STAFF ARE AS DIVERSE AS THE COMMUNITIES WE SERVE.

[p.17]

New York has a population in excess of 14 million people, of which minority communities make up 47.6%. These statistics translate into an extraordinary opportunity for Doral to continue thriving in the city.

Doral Bank - NY's management and staff are as diverse as the communities we serve and committed to identifying and meeting the needs of each of them. The Bank branches are staffed with experienced personnel proficient in the predominant language of the surrounding area. For instance, the branch in Astoria, a predominantly Greek neighborhood with a growing Hispanic community, has customer service representatives who, in addition to English, speak Greek and Spanish. In Rego Park, some of our tellers and customer service representatives are fluent in Russian to better serve clients of Russian origin who live and do business in the neighborhood.

Doral Bank - NY offers a full range of banking products with an emphasis on real estate-secured lending. The branches in New York are open extended hours and seven days a week, providing outstanding service at highly competitive rates. Our hands-on management philosophy and open-door policy give the customers a feeling of being at home, making them confident that they have come to the right bank, a fresh take on the old-fashioned banking practice of putting the client's needs first.

We use the latest technology to offer Internet and 24-hour telephone banking services. In addition to our headquarters on 27th Street and Park Avenue South, the Bank has branches in Washington Heights in upper Manhattan, Astoria and Rego Park in Queens, and Bensonhurst in Brooklyn.

Doral Bank - NY is breaking new ground in the Big Apple, offering superior banking products and exceptional customer service in communities where striving for excellence is long overdue.

[PHOTOGRAPH - CONTINUATION OF PEOPLE FROM PREVIOUS PAGE]

[OUT-QUOTE] WE STAFF OUR BRANCHES WITH EXPERIENCED AND MULTILINGUAL EMPLOYEES WHO UNDERSTAND THE NEEDS OF EACH COMMUNITY.

[p.18]

[PHOTOGRAPH - THREE VERSIONS OF ONE EMPLOYEE SHAKING HANDS WITH CUSTOMER]

[OUT-QUOTE] DORAL FINANCIAL CENTERS: ONE-STOP FACILITIES OFFERING LOAN AND DEPOSIT BANKING SERVICES FROM DORAL BANK, RESIDENTIAL MORTGAGE LOANS FROM A DORAL FINANCIAL MORTGAGE BANKING UNIT, INSURANCE FROM DORAL INSURANCE AGENCY, INC., AND INVESTMENT OPPORTUNITIES.

[p.19]

FEE-INCOME BUSINESS

DORAL INSURANCE AGENCY AND DORAL SECURITIES PROSPER

Fee income continues to provide an important additional stream of profits for Doral Financial Corporation. The Company expects these businesses to become an even larger part of the revenue mix as Doral continues to take advantage of its network of branches and strong brand name recognition to introduce additional products and services. In addition to the income generated through the Company's commercial banking subsidiaries, Doral Insurance Agency, Inc. and Doral Securities, Inc. have become key sources for the Company's strategy to increase fee-based income.

DORAL INSURANCE AGENCY

Now in its third full year of operation, Doral Insurance Agency has proven to be extremely profitable. A dynamic, service-oriented marketing approach, providing more of Doral Financial's customer base with a broader range of financial products, resulted in this outstanding performance.

Key products for Doral Insurance Agency are those related to mortgage lending, such as dwelling, title and flood insurance (if applicable). Doral Insurance representatives are on hand to provide valuable orientation and guidance to homeowners at every mortgage closing. And this, in addition to other cross-selling techniques, has made it possible to provide insurance products to our mortgage and banking customers.

Doral Insurance Agency continues to add an assortment of optional insurance coverage products, such as homeowner, automobile (personal and commercial), commercial property, medical professional liability, hospital liability, umbrella (personal and commercial), builder's risk, bonds, accidental death, involuntary unemployment, inland marine insurance, and commercial products. Doral Insurance Agency also offers commercial products targeted to Doral Bank - PR's commercial loan clients, a growing segment of business, as part of an overall Doral strategy of meeting a customer's every financial need. The insurance sector should continue to grow through this kind of targeted cross-selling.

DORAL SECURITIES

Doral Securities again contributed positively to the Company's bottom line as part of the Company's revenue diversification strategy. In addition to income from institutional brokerage and investment banking, Doral Securities will continue to receive commission income over the next two years from the sale of its retail securities brokerage business to UBS Financial Services, Incorporated of Puerto Rico.

Doral Securities added institutional investment advisory activity in 2003, generating additional fee-based income from co-advisory services in the management of a Puerto Rico fixed-income investment company. Doral Securities plans to look for further opportunities to provide other sources of fee income.

[p.20]

[PHOTOGRAPH - 2 CHILDREN AT PLAY]

[p.21]

COMMUNITY

DORAL IS A CONCERNED AND INVOLVED CORPORATE CITIZEN

As a concerned corporate citizen, Doral Financial Corporation demonstrates the highest regard for the welfare of the community it serves and takes a proactive role in helping people become more prosperous and continue to improve their standards of living.

We carry out what we see as our responsibility to serve the community in many ways, particularly through donations, grants and investments in worthwhile programs, and by encouraging Doral Financial employees to volunteer their time and talents to significant community action projects. Our support of education and scholarship programs represents Doral's most noteworthy contribution to the community. We believe that education is the gift that keeps on giving for many generations to come. Supporting education, therefore, is the foremost way to help people become more prosperous and upstanding citizens capable of transforming Puerto Rico into a better place to work and live.

Doral Financial Corporation understands the significance of education to someone from a low- to moderate-income family and why it is the key to a world of opportunity and success. Well-educated students go on to become excellent members of the community and enrich the workforce with their knowledge; and, as they make their way towards financial independence, they help increase the productivity of our community.

In 2003, Doral Financial Corporation was a proud sponsor of the scholarship programs of the University of Puerto Rico, Ana G. Mendez University System, Inter-American University of Puerto Rico, Pontifical Catholic University of Puerto Rico and the Presidential Classroom program at the high school level. Doral Financial also offered continuing education through first-time homeowner orientation, the First Home Club, as well as small business seminars, which are held regularly throughout the island, and which help bring about a heightened awareness of how easy acquiring a home can be.

We are strongly committed to the Chana Goldstein and Samuel Levis Foundation, which promotes education and helps the homeless.

We reach out to build strong bonds among community leaders, government officials, neighborhood groups and concerned citizens, all of whom are trying to make life better for everyone in our community. At Doral Financial Corporation we understand that without the support of this community of individuals, financial institutions such as ours would not exist. We thank our communities in Puerto Rico and New York for allowing us to play an important role in their support and continued development, not only for this generation, but for future generations as well.

[OUT-QUOTE] FROM THE CRADLE TO THEIR GOLDEN YEARS, DORAL FINANCIAL SUPPORTS THE FINANCIAL NEEDS OF ITS CUSTOMERS EVERY STEP OF THEIR WAY.

[p.22]

CORPORATE GOVERNANCE

At Doral, we have always believed in the importance of good corporate governance and adherence to the highest standards of ethical conduct as key to business success. We strive to maintain full compliance with the laws, rules and regulations that govern our diverse businesses and to uphold the highest standards of corporate governance.

During 2002, we took many important steps to improve our corporate governance practices. Since good corporate governance is not a static process, during 2003 and into 2004 we continued to improve our practices by taking the following steps: 1) expensing stock option grants effective January 1, 2003; 2) adopting a set of corporate governance guidelines, setting forth Doral's most important corporate governance principles; 3) updating our Audit Committee charter to, among other things, clarify that the Audit Committee is solely responsible for the appointment and termination of Doral's independent auditors; 4) adopting a formal pre-approval policy in the Audit Committee for provision of audit and non-audit services by our independent auditors to ensure that these services do not impact their independence; 5) continuing to implement a 24-hour hotline through which employees can anonymously report possible legal or ethical violations; and 5) amending the Corporate Governance and Nominating Committee charter to provide that the committee will consider shareholder nominations submitted in accordance with Company bylaws.

Shareholders can review copies of our Corporate Governance Guidelines, Code of Business Conduct and Ethics as well as the charters of the Audit, Compensation and Corporate Governance and Nominating committees through our website at www.doralfinancial.com.

With respect to financial reporting, we are committed to reporting results accurately and transparently. Even before the recent corporate scandals and the Sarbanes-Oxley Act of 2002, we already had internal controls in place to promote accuracy in our financial reports. Due to recent events, we have further strengthened existing controls and procedures and implemented additional ones, such as the creation of the Financial Disclosure Committee, to assist senior management in ensuring accurate and transparent disclosure in our public filings.

[PHOTOGRAPH OF BOARD OF DIRECTORS AS A GROUP]

[p.23]

BOARD OF DIRECTORS

SALOMON LEVIS
Chairman of the Board
and Chief Executive Officer

EFRAIM KIER
President of
A & M Contractors,
Member of
Audit, Compensation, and Nominating and Corporate Governance committees

ZOILA LEVIS
President and
Chief Operating Officer

HAROLD D. VICENTE
Partner of
Vicente & Cuebas Law Firm
Member of
Audit and Nominating and Corporate Governance committees

RICHARD F. BONINI
Investor and Consultant
Corporate Secretary

JOHN HUGHES
Vice President -
Risk Management,
American Express Company
Member of
Audit, Compensation, and Nominating and Corporate Governance committees

EDGAR M. CULLMAN, JR.
President and
Chief Executive Officer of General Cigar Holdings, Inc.
Member of Audit Committee

JOHN L. ERNST
Chairman of the Board and President of
Bloomingdale Properties, Inc.
Member of
Compensation Committee

DIRECTORS EMERITUS

EDGAR M. CULLMAN
Chairman of the Board of General Cigar Holdings, Inc.

DAVID LEVIS
Former Chairman of
the Board of
Doral Financial Corporation

[PHOTOGRAPHS - PORTRAIT OF EACH BOARD MEMBER LISTED]

[p.24]

CORPORATE OFFICERS & SUBSIDIARY PRESIDENTS

CORPORATE OFFICERS

SALOMON LEVIS
Chairman of the Board and Chief Executive Officer

ZOILA LEVIS
President and Chief Operating Officer

MARIO S. LEVIS
Senior Executive Vice President and Treasurer

RICARDO MELENDEZ
Executive Vice President and Chief Financial Officer

EDISON VELEZ
Executive Vice President Administration and Business Development

FERNANDO RIVERA-MUNICH
Executive Vice President, General Counsel and Assistant Secretary

FREDERICK C. TEED
Executive Vice President Banking

ISRAEL BRAVO
Executive Vice President Information Technology

LUIS APONTE
Senior Vice President and Corporate Controller

CHRISTOPHER O'NEILL
Senior Vice President Construction Lending

OSCAR APONTE
Vice President and Director of Internal Audit

SUBSIDIARY PRESIDENTS

JOSE VIGOREAUX
Doral Bank - Puerto Rico

RAUL MENENDEZ
Doral Mortgage Corporation

DAVID R. LEVIS
HF Mortgage Bankers Division

ANGEL VAZQUEZ
SANA Investment Mortgage Bankers, Inc.

AIDILIZA LEVIS
Centro Hipotecario de Puerto Rico, Inc.

JULIO MICHEO
Doral Securities, Inc.

FERNANDO RIVERA-MUNICH
Doral Insurance Agency, Inc.

PAUL MAK
Doral Bank, FSB

[PHOTOGRAPHS - PORTRAIT OF EACH OFFICER LISTED]

[P.25]

THE COMPANIES OF DORAL FINANCIAL CORPORATION

Puerto Rico
DORAL MORTGAGE CORPORATION
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

HF MORTGAGE BANKERS
1159 FD Roosevelt Avenue
Puerto Nuevo, Puerto Rico 00920-2905

CENTRO HIPOTECARIO DE PUERTO RICO, INC.
305 FD Roosevelt Avenue
Hato Rey, Puerto Rico 00918-4149

SANA INVESTMENT MORTGAGE BANKERS, INC.
Urb. Caribe
1569 Alda Street
Doral Bank Building, Suite 302
Rio Piedras, Puerto Rico 00926-2712

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

DORAL PROPERTIES, INC.
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

DORAL INTERNATIONAL, INC.
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

New York
DORAL BANK, FSB
387 Park Avenue South
New York, New York 10016-8810

DORAL MONEY, INC.
387 Park Avenue South
New York, New York 10016-8810

LOCATIONS
DORAL MORTGAGE CORPORATION
Arecibo (2 locations)
Bayamon (3 locations)
Caguas (2 locations)
Carolina (2 locations)
Cayey
Fajardo (2 locations)
Guayama
Guaynabo
Hato Rey (3 locations)
Humacao
Mayaguez (2 locations)
Ponce (2 locations)
Rio Grande
Rio Piedras
San Juan (2 locations)
Trujillo Alto
Vega Baja

HF MORTGAGE BANKERS
Bayamon
Caguas
Carolina
Catano
Guaynabo (2 locations)
Hato Rey (2 locations)
Mayaguez
Ponce
Puerto Nuevo
Rio Piedras
San Juan (2 locations)
Vega Alta

CENTRO HIPOTECARIO DE PUERTO RICO, INC.
Bayamon
Hato Rey
Manati

SANA INVESTMENT MORTGAGE BANKERS, INC.
Bayamon (2 locations)
Caguas
Carolina
Las Piedras
Mayaguez
Ponce
Rio Piedras (3 locations)

DORAL BANK -
PUERTO RICO
Arecibo
Bayamon (3 locations)
Caguas (3 locations)
Carolina (3 locations)
Catano (2 locations)
Cayey
Fajardo
Guaynabo (2 locations)
Hato Rey (4 locations)
Humacao
Las Piedras
Manati
Mayaguez (2 locations)
Ponce (2 locations)
Puerto Nuevo
Rio Grande
Rio Piedras (3 locations)
San Juan (2 locations)
Trujillo Alto
Vega Alta
Vega Baja

DORAL SECURITIES, INC.
San Juan

DORAL INSURANCE AGENCY, INC.
San Juan

DORAL MONEY, INC.
New York, New York

DORAL BANK -
NEW YORK
Park Avenue South, Manhattan, New York
Washington Heights, Manhattan, New York
Astoria, Queens, New York
Rego Park, Queens, New York
Bensonhurst, Brooklyn, New York
(opened January 2004)

[P.26]

STOCK PRICES AND DIVIDEND POLICY

Market for Doral Financial's Common Equity and Related Stockholder Matters

Doral Financial's Common Stock, $1.00 par value (the "Common Stock"), is traded and quoted on the New York Stock Exchange ("NYSE") under the symbol "DRL." From December 19, 1988, to January 7, 2003, Doral Financial's Common Stock was traded on the National Association of Securities Dealers Automated Quotation National Market System (the "NASDAQ National Market") under the symbol "DORL."

The table below sets forth, for the calendar quarters indicated, the high and low closing sales prices and the cash dividends declared on the Common Stock during such periods. The market price and dividend information has been adjusted for a three-for-two stock split effective December 11, 2003.

                                                 Price Range
                       Calendar          ----------------------------     Dividends
Year                    Quarter              High             Low         Per Share
----                   --------          ------------    ------------   ------------

2003                      4th            $     34.673    $     31.367   $      0.120
                          3rd                  33.267          26.660          0.093
                          2nd                  31.140          23.567          0.093
                          1st                  23.667          18.733          0.093

2002                      4th            $     19.160    $     15.160   $      0.073
                          3rd                  19.938          14.711          0.073
                          2nd                  17.795          14.155          0.067
                          1st                  16.320          13.685          0.067


As of January 27, 2004, the approximate number of record holders of Doral Financial's Common Stock was 517, which does not include beneficial owners whose shares are held in record names of brokers and nominees. The last sales price for the Common Stock as quoted on the NYSE on such date was $32.74 per share.

Doral Financial has three outstanding series of nonconvertible preferred stock:
7.25% noncumulative monthly income preferred stock, Series C (liquidation preference $25 per share); 8.35% noncumulative monthly income preferred stock, Series B (liquidation preference $25 per share); and 7% noncumulative monthly income preferred stock, Series A (liquidation preference $50 per share), that trade on the NASDAQ National Market. During 2003, Doral Financial issued 1,380,000 shares of its 4.75% Perpetual cumulative convertible preferred stock ("the convertible preferred stock") having a liquidation preference of $250 per share in a private offering to qualified institutional buyers pursuant to Rule 144A. Each share of the convertible preferred stock is currently convertible into 6.2856 shares of common stock, subject to adjustment under specific conditions. The convertible preferred stock ranks on parity with Doral Financial's other outstanding preferred stock with respect to dividend rights and rights upon liquidation, winding up or dissolution.

The terms of Doral Financial's preferred stock do not permit Doral Financial to declare, set apart or pay any dividends or make any other distribution of assets, or redeem, purchase, set apart or otherwise acquire shares of the Company's common stock, or any other class of the Company's stock ranking junior to the preferred stock, unless all accrued and unpaid dividends on the preferred stock and any parity stock, at the time those dividends are payable, have been paid and the full dividend on the preferred stock for the current dividend period is contemporaneously declared and paid or set aside for payment. The terms of the preferred stock provide that if Doral Financial is unable to pay in full dividends on the preferred stock and other shares of stock of equal rank as to the payment of dividends, all dividends declared upon the preferred stock and such other shares of stock be declared pro rata.

Doral Financial's ability to pay dividends in the future is limited by restrictive covenants contained in its debt agreements, its earnings, cash resources and capital needs,

[p.27]

general business conditions and other factors deemed relevant by Doral Financial's Board of Directors. Doral Financial is prohibited under the Indenture for its 7.84% Senior Notes due on 2006 (the "Senior Note Indenture") from paying dividends on any capital stock if an event of default exists under such agreement, or if the amount of dividends payable by Doral Financial together with the aggregate amount of dividends paid and other capital distributions made since October 1, 1996, exceed the sum of: (i) 50% of its Consolidated Net Income (as defined in the Senior Note Indenture), accrued from October 1, 1996, to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $15 million; and (iii) the net proceeds of any sale of capital stock subsequent to October 15, 1996. As of December 31, 2003, Doral Financial could have paid up to $1.0 billion in cash dividends under this restriction. Doral Financial is prohibited under a debt agreement with another financial institution from paying dividends (unless payable in capital stock) on any capital stock if an event of default exists under such agreement or if the amount of dividends paid exceeds the sum of: (i) 50% of its Consolidated Net Income for the fiscal year preceding the fiscal year of the dividend payment, plus (ii) the net proceeds from the sale of its common and preferred stock during the current fiscal quarter and during the immediately preceding four fiscal quarters. As of December 31, 2003, Doral Financial could have paid up to $432.9 million in cash dividends under this agreement. In addition, under other debt agreements, Doral Financial may be prohibited from paying dividends if it is in default under such agreements.

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

The following table sets forth certain selected consolidated financial data for Doral Financial for each of the five years in the period ended December 31, 2003. This information should be read in conjunction with Doral Financial's Consolidated Financial Statements and related notes thereto.

[p.28]

SELECTED FINANCIAL DATA

                                                                                YEAR ENDED DECEMBER 31,
   (Dollars in thousands, except for share data)          2003           2002            2001            2000            1999
--------------------------------------------------    ------------   ------------    ------------    -----------     ------------
Selected Income Statement Data:
    Interest income                                   $    452,570   $    415,600    $    356,095    $   325,545     $    211,679
    Interest expense                                       271,090        263,178         271,668        283,241          161,795
                                                      ------------   ------------    ------------    -----------     ------------
    Net interest income                                    181,480        152,422          84,427         42,304           49,884
    Provision for loan losses                               14,085          7,429           4,445          4,078            2,626
                                                      ------------   ------------    ------------    -----------     ------------
    Net interest income after provision for loan
      losses                                               167,395        144,993          79,982         38,226           47,258
    Non-interest income                                    411,772        255,393         191,132        150,317          115,923
    Non-interest expenses                                  185,802        139,410         112,854         92,391           86,568
                                                      ------------   ------------    ------------    -----------     ------------
    Income before income taxes and cumulative
      effect of change in accounting principle             393,365        260,976         158,260         96,152           76,613
    Income taxes                                            72,066         40,008          20,338         11,496            8,687
                                                      ------------   ------------    ------------    -----------     ------------
    Income before cumulative effect of change in
      accounting principle                                 321,299        220,968         137,922         84,656           67,926
    Cumulative effect of change in accounting
      principle, net of tax                                      -              -           5,929              -                -
                                                      ------------   ------------    ------------    -----------     ------------
    Net income                                        $    321,299   $    220,968    $    143,851    $    84,656     $     67,926
                                                      ============   ============    ============    ===========     ============

    Cash dividends declared:
       Common stock                                   $     43,218   $     30,185    $     21,543    $    15,943     $     12,129
                                                      ============   ============    ============    ===========     ============
       Preferred stock                                $     21,088   $     13,730    $      9,408    $     6,806     $      5,140
                                                      ============   ============    ============    ===========     ============

Per Common Share Data:(1)
    Basic:
       Income before cumulative effect of change
         in accounting principle                      $       2.78   $       1.92    $       1.27    $      0.83     $       0.69
       Cumulative effect of change in accounting
         principle                                               -              -            0.06              -                -
                                                      ============   ============    ============    ===========     ============
       Net income                                     $       2.78   $       1.92    $       1.33    $      0.83     $       0.69
                                                      ============   ============    ============    ===========     ============

    Diluted:
       Income before cumulative effect of change
         in accounting principle                      $       2.72   $       1.89    $       1.25    $      0.82     $       0.66
       Cumulative effect of change in accounting
         principle                                               -              -            0.06              -                -
                                                      ============   ============    ============    ===========     ============
       Net income                                     $       2.72   $       1.89    $       1.31    $      0.82     $       0.66
                                                      ============   ============    ============    ===========     ============

     Dividends per common share(1)                    $       0.40   $       0.28    $       0.21    $      0.17     $       0.13

     Book value per common share(1)                   $       9.45   $       7.58    $       5.93    $      3.99     $       3.32

Weighted average common shares outstanding:(1)
     Basic                                             107,861,415    107,697,114     100,786,932     94,247,343       90,965,070
     Diluted                                           110,434,162    109,438,695     102,381,614     94,710,396       95,448,324

Common shares outstanding at end of period(1)          107,903,912    107,774,022     107,573,252     95,384,552       90,965,070

(continues)

[P. 29]

                                                                                YEAR ENDED DECEMBER 31,
   (Dollars in thousands, except for share data)          2003           2002            2001            2000            1999
--------------------------------------------------    ------------   ------------    ------------    -----------     ------------
Selected Balance Sheet Data:
    Cash and cash equivalents                         $    954,722   $  1,573,291    $    594,385    $   428,319     $    396,029
    Securities held for trading                            944,150      1,196,179         993,328      1,101,938          862,698
    Securities available for sale                        2,850,598        862,090         928,179        182,374           66,325
    Securities held to maturity                          1,640,909        960,626         866,335      1,558,313        1,509,060
    Total loans(2)                                       3,377,457      3,205,741       2,591,607      1,752,796        1,246,887
    Servicing assets, net                                  167,498        159,881         154,340        139,795          109,721
    Total assets                                        10,393,996      8,421,689       6,694,283      5,463,386        4,537,343
    Deposit accounts                                     2,971,272      2,217,211       1,669,909      1,303,525        1,010,424
    Securities sold under agreements to repurchase       3,602,942      2,733,339       2,573,772      2,275,855        1,927,956
    Advances from the Federal Home Loan Bank of NY
      (FHLB)                                             1,206,500      1,311,500         687,500        389,000          134,000
    Loans payable                                          178,334        211,002         161,101        372,620          353,460
    Notes payable                                          602,581        621,303         459,543        444,746          461,053
    Total liabilities                                    8,801,556      7,376,718       5,932,163      4,957,676        4,152,361
    Stockholders' equity                                 1,592,440      1,044,971         762,120        505,710          384,982
Operating Data:
    Loan production                                   $  6,479,000   $  5,169,000    $  4,209,000    $ 3,174,000     $  2,722,000
    Loan servicing portfolio(3)                         12,690,000     11,242,000      10,006,000      8,805,000        7,633,000

Selected Financial Ratios:(4)(5)
    Return on Average Assets                                  3.46%          2.97%           2.33%          1.66%            1.92%
    Return on Average Common Equity                          32.36%         29.08%          27.13%         23.03%           21.92%
    Dividend Payout Ratio for Common Stock                   14.71%         14.79%          16.10%         20.50%           20.00%
    Average Equity to Average Assets                         13.39%         12.08%          10.04%          8.49%           10.04%

(1) Adjusted to reflect three-for-two stock split effective December 11, 2003.

(2) Includes loans held for sale.

(3) Includes $2.5 billion, $1.9 billion, $1.4 billion, $867 million and $1.1 billion of loans owned by Doral Financial at December 31, 2003, 2002, 2001, 2000 and 1999, respectively, which represented 20%, 17%, 14%, 10% and 15%, respectively, of the total servicing portfolio as of such dates.

(4) Return on Average Assets, Return on Average Common Equity and Dividend Payout Ratio for Common Stock based on income before cumulative effect of a change in accounting principle for 2001 would have been 2.23%, 25.93% and 16.84%, respectively.

(5) Average balances are computed on a daily basis, except for years 2000 and 1999, which are on a monthly basis. For Doral Securities, average balances are computed on a daily basis, except for years 2001, 2000 and 1999, which are on a monthly basis.

[p.30]

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

EXECUTIVE OVERVIEW

Doral Financial once again achieved record earnings during 2003 with net income and net income per diluted share increasing by 45% and 44%, respectively. During 2003, Doral Financial obtained a return on average assets of 3.46% compared to 2.97% for 2002. The results for 2003 reflect the continued strength of the Puerto Rico mortgage market, which did not experience the slowdown experienced by the U.S. mortgage market during the second half of 2003. The strength of the Puerto Rico mortgage market permitted Doral Financial to once again achieve record mortgage loan production. Doral Financial was also successful in further diversifying its sources of revenues, with fee-based income increasing by 18%, and expanding its retail franchise throughout both Puerto Rico and the New York City metropolitan area. During 2003, Doral Financial took advantage of favorable market conditions and issued $345 million in convertible preferred stock, further strengthening its capital base. At year end, stockholders' equity was $1.6 billion.

While Doral Financial continues to diversify its sources of revenues, net gains from mortgage loan sales and fees at both its mortgage banking and banking units continue to be its principal source of revenues. For the year ended December 31, 2003, Doral Financial's net gain on mortgage loan sales and fees was $390.1 million compared to $220.6 million for 2002, an increase of approximately 77%. Net gain on mortgage loan sales and fees constituted approximately 45% of Doral Financial's total revenues. Mortgage loan sales and fees are impacted in large part by the level of mortgage loan originations, which in turn are directly influenced by demand for housing and the level of mortgage interest rates. Mortgage loan production reached a record level in 2003 driven by the continuing strong demand for housing in Puerto Rico, especially in the low- and middle-income markets, which continues to benefit from historically low interest rates and an undersupply of affordable housing. Internal loan originations accounted for approximately 68% of total loan production during 2003. Refinancing activity was also strong despite an increase in rates during the latter part of the year, representing approximately 62% of Doral Financial's total internally originated residential mortgage loans. This is consistent with Doral Financial's experience in Puerto Rico where refinancing activity is often motivated by the elimination of high-cost consumer debt through debt consolidation rather than a reduction in mortgage interest rates. Accordingly, refinancing activity in Puerto Rico tends to be less sensitive to changes in interest rates than in the mainland United States.

In addition to record loan originations, Doral Financial also experienced higher gain-on-sale margins. The increased margins were driven by strong demand for mortgages from federal government-sponsored secondary mortgage entities and local financial institutions looking to increase their investments in residential mortgage loans. The increased gain-on-sale margin also reflects the positive impact of the retained interest or interest-only strips ("IOs") in connection with the sale of non-conforming loan pools to local financial institutions. During 2003, Doral Financial retained $281.3 million of IOs in connection with loan sales compared to $197.9 million for 2002. See "Critical Accounting Policies - Gain on Mortgage Loan Sales" for a description of how the creation of IOs impacts Doral Financial's earnings.

Net interest income is Doral Financial's second most significant source of revenues. Net interest income is the excess of interest earned by Doral Financial on its interest-earning assets over the interest incurred on its interest-bearing liabilities. Net interest income increased by 19% during 2003 compared to 2002. The increase was driven by an increase in the amount of the Company's average interest-earning assets, which increased by 26% compared to 2002. A significant portion of this increase was recorded in Doral Financial's banking subsidiaries which ended the year with $6.1 billion in average interest-earning assets and contributed approximately 69% of Doral Financial's consolidated net interest income. Doral Financial anticipates that an increasing amount of its net interest income will be produced by its banking subsidiaries, which generally have access to less expensive sources of borrowings such as retail and brokered deposits and Federal Home Loan Bank advances. Doral Financial balances its goal to maximize net interest income with its commitment to maintaining strong asset quality. As of December 31, 2003, approximately 98% of Doral Financial's total loans consisted of loans secured by real estate.

Doral Financial also earns revenues from the sale of securities in which it invests. During 2003, the net gain on sale of securities classified as available for sale decreased from $23.9 million in 2002 to $5.4 million. The decrease was largely related to the loss of approximately $10.4 million during the third quarter of 2003 in connection with the sale of lower-yielding Treasury securities. Doral Financial's trading activities, which include realized and unrealized gains or losses on its securities held for trading and options, futures contracts and other derivatives used for interest rate management purposes, increased to a gain of $5.6 million for 2003 compared to a loss of $4.3 million for 2002. The increase was largely the result of net realized gains on the sale of trading securities that increased to $120.5 million for 2003 compared to $84.4 million for

[p.31]

2002. The increase in realized gains on trading securities reflects increased volume of trading activities, especially through Doral Financial's international banking subsidiary, which enjoys favorable tax treatment on trading gains, as well as the favorable impact of a pre-tax gain of approximately $12.2 million on a bulk sale of $250 million in Puerto Rico GNMAs to a local investment company. The realized gains on trading securities were offset in part by net unrealized losses in the market value of trading securities of $7.6 million and net realized and unrealized losses on derivatives used for interest rate management purposes of $107.4 million.

As Doral Financial has continued to develop as a diversified financial institution, its fee-based income has continued to increase. Commissions, fees and other income increased by 18% to $25.8 million for 2003, compared to $21.9 million for 2002. The increase was largely driven by a 31% increase in retail banking and insurance agency fees.

Net servicing loss for 2003 was approximately $15.1 million compared to a loss of $6.7 million for 2002. The increase in net servicing loss reflects increased amortization rates and impairment charges due to increased mortgage prepayment rates related to the low interest rate environment experienced during 2003. Doral Financial recorded total amortization of $50.4 million during 2003 compared to $40.6 million for 2002, which includes $15.9 million and $9.2 million, respectively, of net impairment charges.

Doral Financial believes that it is well positioned for 2004 with the main risk to its business being a precipitous increase in interest rates that would adversely impact mortgage loan originations and the value of Doral Financial's fixed income loans and securities as well as its portfolio of variable IOs, the fair value of which are very sensitive to interest rate changes. Doral Financial maintains an active interest rate management program to ameliorate the potential adverse effect of a dramatic rise in interest rates. So long as interest rates do not rise dramatically, demand for mortgage loans for new housing should continue strong as the economy picks up during 2004. According to the Puerto Rico Planning Board, the value of construction permits for the quarter ended September 30, 2003, increased by 22.9% compared to the same period in 2002. Moreover, if rates remain relatively stable as anticipated, refinancing activity in Puerto Rico driven by debt consolidation should also continue to be strong.

During 2004, fee income should also make increasing contributions to consolidated revenues, especially from the insurance agency operation. Doral Financial's insurance agency subsidiary is expanding its product offerings and is continuing to penetrate Doral Financial's mortgage-servicing client base, not only by selling policies related to new loans, but also selling policies to replace existing policies as they expire.

Doral Financial's strong capital base will also allow it to continue to increase its interest-earning assets during 2004 and continue to grow its net interest income. Doral Financial has taken steps to lock in a portion of its borrowing costs at current low levels to help ensure a profitable interest rate spread. In fact, Doral Financial's internal interest rate model reflects that an increase in rates of up to 200 basis points would have a positive impact on its net interest income.

Doral Financial also has adequate sources of liquidity to fund its operations. Doral Financial raised $345 million in additional equity capital during the second half of 2003, and had cash and money market investments of $954.7 million as of December 31, 2003. Doral Financial's historical results of operations and investment grade credit ratings allow it to access capital markets and diversify its sources of borrowings. Doral Financial's banking subsidiaries also have the ability to raise funds quickly and efficiently through retail deposits, brokered deposits and advances from the Federal Home Loan Bank of New York. Moreover, in a moment of crisis Doral Financial has $8.9 billion in investment securities and secured loans that it could sell or use as collateral to obtain additional liquidity. Doral Financial's strong capital position and liquidity also give it the flexibility to invest substantial amounts in derivative instruments in order to protect the Company's revenue and assets from sudden large, unanticipated increases in interest rates.

CRITICAL ACCOUNTING POLICIES

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expenses in Doral Financial's Consolidated Financial Statements and accompanying notes. Doral Financial believes that the judgments, estimates and assumptions used in the preparation of its Consolidated Financial Statements are appropriate given the factual circumstances as of December 31, 2003. However, given the sensitivity of Doral Financial's Consolidated Financial Statements to these estimates, the use of other judgments, estimates and assumptions could result in material differences in Doral Financial's results of operations or financial condition.

[p32]

Various elements of Doral Financial's accounting policies are by their nature inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Note 2 to Doral Financial's Consolidated Financial Statements contains a summary of the most significant accounting policies followed by Doral Financial in the preparation of its financial statements. The accounting policies that have the greatest impact on Doral Financial's statements and that require the most judgment are those relating to its mortgage loan sales and securitization activities and the ongoing valuation of the retained interests, e.g. mortgage-servicing rights ("MSRs" or "servicing assets") and interest-only strips that result from such activities, the valuation of its derivative contracts and trading securities, its income accrual policies and its policy regarding the allowance for loan losses.

GAIN ON MORTGAGE LOAN SALES

The Company generally securitizes or sells in bulk substantially all the residential mortgage loans it originates. FHA and VA loans are generally securitized into GNMA securities and held as trading securities. After holding these securities for a period of time, Doral Financial sells these securities for cash. Conforming conventional loans are generally sold directly to FNMA, FHLMC or institutional investors or exchanged for FNMA or FHLMC-issued mortgage-backed securities, which Doral Financial sells for cash through broker-dealers. Mortgage loans that do not conform to GNMA, FNMA or FHLMC requirements (non-conforming loans) are generally sold in bulk as part of mortgage loan pools to local financial institutions or in negotiated transactions to government-sponsored agencies.

As part of its mortgage loan sale activities, Doral Financial generally retains the right to service the mortgage loans it sells. Also in connection with the sale of non-conforming mortgage loan pools and, to a lesser extent, the sale of FNMA and FHLMC securities, Doral Financial retains the right to receive any interest payments on such loans above the contractual pass-through rate payable to the investor and also retains its compensation for servicing the loans or mortgage-backed securities. Doral Financial determines the gain on sale of a mortgage-backed security or loan pool by allocating the acquisition cost of the underlying mortgage loans between the mortgage-backed security or mortgage loan pool sold and its retained interests, based on their relative estimated fair values. The reported gain or loss is the difference between the cash proceeds from the sale of the security or mortgage loan pool and its allocated cost after allocating a portion of the cost to the retained interests.

Below is a hypothetical example of the operation of this accounting principle based on a sale of loans with a carrying amount of $24,000:

1.       Allocation of carrying amount based on relative fair values:

                                                                                   PERCENTAGE   ALLOCATED
                                                                                    OF TOTAL     CARRYING
                                                                   FAIR VALUE      FAIR VALUE     AMOUNT
Loans sold                                                        $     25,000        88.2%    $     21,168
MSRs                                                                       350         1.2%             288
IOs                                                                      3,000        10.6%           2,544
                                                                  ------------       -----     ------------
   Total                                                          $     28,350       100.0%    $     24,000
                                                                  ============       =====     ============

2.       Gain on sale calculation:

Net proceeds from sale of loans                                   $     25,000
Carrying amount of loans sold                                          (21,168)
                                                                  ------------
Gain on sale                                                      $      3,832
                                                                  ============

3. Doral Financial retains MSRs and IOs with a carrying amount of $288 and $2,544, respectively. Simultaneously, the allocated carrying amount of the IOs, which are classified as trading securities, will be adjusted to its fair value of $3,000.

[p33]

RETAINED INTEREST VALUATION

Doral Financial's sale and securitization activities generally result in the recording of two types of retained interest: MSRs and IOs. MSRs represent the estimated present value of the normal servicing fees (net of related servicing costs) expected to be received on the loan over the expected term of the loan. IOs represent the estimated present value of the excess of the weighted-average coupon of the loans underlying the mortgage loan pool sold over the sum of (1) the rate required to be paid to investors and (2) a normal servicing fee after adjusting such amount for expected losses and prepayments. The contractual rate payable to investors may be either a fixed or floating rate. In the case of non-conforming loan pools, it is generally a floating rate based on a spread over the 90-day London Interbank Offered Rate ("LIBOR"). MSRs are classified as servicing assets and IOs are classified as trading securities in Doral Financial's Consolidated Statements of Financial Condition.

The determination of the fair values of MSRs and IOs at their initial recording and on an ongoing basis requires considerable management judgment. Unlike U.S. Treasury and agency mortgage-backed securities, the fair value of MSRs and IOs cannot be determined with precision because they are not traded in active securities markets. For MSRs, Doral Financial determines their initial fair values on the basis of prices paid for comparable mortgage-servicing rights. Doral Financial also receives on a quarterly basis a third party valuation of its MSRs related to its FNMA, FHLMC and GNMA servicing portfolio. During 2003 and 2002, the market prices used to value Doral Financial's MSRs varied from 1.40% to 2.30% of the principal amount of the loans subject to the servicing rights, with servicing rights for GNMA (FHA/VA loans) mortgage-backed securities having higher values than comparable servicing rights for conventional loans. The unamortized balance of Doral Financial's servicing assets reflected in Doral Financial's Consolidated Financial Statements as of December 31, 2003, 2002 and 2001 was $167.5 million, $159.9 million and $154.3 million, respectively. For additional information regarding the unamortized balance of Doral Financial's servicing assets and amortization for the year ended December 31, 2003, 2002 and 2001, please refer to Note 12 to Doral Financial's Consolidated Financial Statements.

To determine the fair value of its IOs, Doral Financial, on a quarterly basis, obtains dealer quotes for comparable instruments and compares these quotes with external and internal valuations based on discounted cash flow models that incorporate assumptions regarding discount rates and mortgage prepayment rates. Doral Financial generally uses the lowest valuation obtained from these methods. While Doral Financial has sold some IOs in private sales, currently there is no liquid market for the purchase and sale of IOs. The market multiple used by Doral Financial to value IOs ranged from 4.75 to 5.50 during 2003, compared to a range of 4.25 to 5.50 during 2002. As of December 31, 2003, 2002 and 2001, the carrying value of IOs reflected in the Consolidated Financial Statements was $578.1 million, $359.2 million and $218.8 million, respectively. The initial recorded value of IOs is amortized over the expected life of the asset, and is recorded as a reduction of interest income. The amortization is based on the amount and timing of estimated future cash flows to be received with respect to IOs.

AMORTIZATION AND IMPAIRMENT OF MSRs AND VALUATION OF IOs

The value of Doral Financial's MSRs and IOs is very sensitive to interest rate changes. Once recorded, Doral Financial periodically evaluates its MSRs for impairment. Impairment is defined generally as a reduction in the current fair value below the carrying value. If the MSRs are impaired, the impairment is recognized in current period earnings. Prior to July 1, 2002, Doral Financial recorded impairment charges as a direct write-down of servicing assets. Effective July 1, 2002, Doral Financial records impairment of MSRs through a valuation allowance. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of MSRs exceeds their fair value. If the value of MSRs subsequently increases, the valuation allowance is decreased through a credit to current period earnings. Other than temporary impairment continues to be recognized as a direct write-down of the servicing assets. As of December 31, 2003 and 2002, the impairment allowance for MSRs was $11.4 million and $9.2 million, respectively. In the case of MSRs, Doral Financial stratifies the mortgage loans underlying a mortgage loan pool or mortgage-backed security on the basis of their predominant risk characteristics, which Doral Financial has determined to be type of loan (government-guaranteed, conventional, conforming and non-conforming), interest rates and maturities. Doral Financial measures MSR impairment by estimating the fair value of each stratum.

MSRs are also subject to periodic amortization. The amortization of MSRs is based on the amount and timing of estimated cash flows to be recovered with respect to the MSRs over their expected lives. To the extent changes in interest rates or prepayment rates warrant, Doral Financial will increase or decrease the level of amortization. Amortization of MSRs is recorded as a reduction of servicing income. For impairment and valuation purposes, Doral Financial continues to monitor

[p34]

changes in interest rates to determine whether the assumptions used to value its MSRs and IOs are still appropriate in light of market conditions. It also attempts to corroborate the values assigned to these assets through the use of internal valuation models that incorporate assumptions regarding the direction of interest rates and mortgage prepayment rates. The reasonableness of management's assumptions is corroborated through valuations performed by independent third parties on a quarterly basis.

As discussed above, changes in the fair value of IOs are recognized in current earnings as a component of trading activities.

The following table shows the value sensitivity of Doral Financial's MSRs and IOs to the key assumptions used by Doral Financial to determine their fair values at December 31, 2003:

(Dollars in thousands)                                                    MSRs             IOs
----------------------                                                ------------     ------------
Carrying amount of retained interests                                 $    167,498     $    578,124
Weighted-average life (in years)                                              10.0              7.0

PREPAYMENT SPEED ASSUMPTION (ANNUAL RATE)                                    11.36%           17.99%
    Impact on fair value of 10% adverse change                        $      5,489     $     23,049
    Impact on fair value of 20% adverse change                        $     10,614     $     43,798

RESIDUAL CASH FLOW DISCOUNT RATE (ANNUAL)                                     9.77%            9.00%
    Impact on fair value of 10% adverse change                        $      6,122     $     16,742
    Impact on fair value of 20% adverse change                        $     11,909     $     32,623

These sensitivities are hypothetical and should be considered with caution. The preceding information is furnished to provide the reader with a basis for assessing the sensitivity of the values presented to changes in assumptions. As the figures indicate, changes in fair value based on a 10% variation in individual assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increase in market rates could result in lower prepayments), which may magnify or counteract the sensitivities.

Doral Financial reviews all major valuation assumptions periodically using recent empirical and market data available, and makes adjustments where warranted.

Increases in prepayment rates over anticipated levels used in calculating the value of IOs and MSRs can adversely affect Doral Financial's revenues and liquidity by increasing the amortization rates for servicing assets and IOs, as well as requiring Doral Financial to recognize an impairment against income over and above scheduled amortization.

VALUATION OF TRADING SECURITIES AND DERIVATIVES

Doral Financial's trading activities include gains and losses, whether realized or unrealized, on trading securities as well as the various financial instruments, including derivative contracts that Doral Financial uses to manage its interest rate risk. Trading securities and derivatives are recorded at fair values with increases or decreases in such values reflected in current earnings as part of trading profits or losses. The fair value of many of Doral Financial's trading securities (other than IOs) and derivative instruments are based on dealer quotations from recognized markets and, as such, does not require significant management judgment. For instruments not traded on a recognized market, Doral Financial generally determines fair value by reference to quoted market prices for similar instruments.

As of December 31, 2003, Doral Financial held $290.2 million in tax-exempt GNMA securities included in its trading securities portfolio. Because of their preferential tax status, these securities cannot be valued directly by reference to market quotations for U.S. GNMA securities with similar characteristics. Doral Financial determines the fair value of its portfolio of tax-exempt GNMA securities, considering quotations received by Puerto Rico broker-dealers after adjusting such quotes for other factors such as liquidity and prices of comparable U.S. GNMA securities.

[p.35]

OTHER INCOME RECOGNITION POLICIES

Interest income from IOs is recognized on Doral Financial's Consolidated Financial Statements in an amount equal to the cash received from the IOs less the amortization of the recorded value of the IOs. The amortization of the IOs is determined using a method that results in an approximate level rate of return on the IOs. As discussed above, the contractual pass-through rate payable to investors on certain IOs is variable. Accordingly, interest income recognized on these IOs will vary from period to period.

Interest income on loans is accrued by Doral Financial when earned. Loans held in Doral Financial's banking subsidiaries and all construction loans are placed on a non-accrual basis when any portion of principal or interest is more than 90 days past due, or earlier if concern exists as to the ultimate collectibility of principal or interest. Conventional mortgage loans held for sale by Doral Financial's mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than 180 days to the extent concern exists as to ultimate collectibility based on the loan-to-value ratio. When a loan is placed on non-accrual status, all accrued but unpaid interest to date is fully reserved.

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

ALLOWANCE FOR LOAN LOSSES

Doral Financial maintains an allowance for loan losses to absorb probable loan losses. The allowance is maintained at a level that Doral Financial considers to be adequate to absorb losses based on a number of factors, including historical loss experience, current delinquency rates, an assessment of individual problem loans, an assessment of the value of underlying collateral and current economic conditions. Credit losses are charged and recoveries are credited to the allowance while increases to the allowance are charged to operations. Unanticipated increases in the allowance for loan losses could adversely impact Doral Financial's net income in the future.

Commercial and construction loans over $2.0 million are evaluated individually for impairment. Doral Financial measures impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. Loans are considered impaired when, based on management's evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. Loans that are measured at the lower of cost or fair value are excluded. Doral Financial performs impairment evaluations of small-balance homogeneous loans on a group basis. For such loans, the allowance is determined considering the historical charge-off experience of each loan category (e.g. residential mortgage, auto, personal, credit cards, etc.) and delinquency level as well as charge-off and delinquency trends and economic data.

Investors are encouraged to carefully read this Management's Discussion and Analysis of Financial Condition and Results of Operations together with Doral Financial's Consolidated Financial Statements, including the Notes to the Consolidated Financial Statements.

CONSOLIDATED RESULTS

NET INCOME

Doral Financial's net income for the year ended December 31, 2003, increased to $321.3 million, compared to $221.0 million and $143.9 million for the years ended December 31, 2002 and 2001, respectively. Diluted earnings per common share for 2003 increased by 44% compared to 2002, from $1.89 for 2002 to $2.72 for 2003.

Consolidated results include the operations of Doral Financial's commercial banking subsidiaries, which contributed (after intersegment eliminations) approximately $125.6 million to Doral Financial's consolidated net income in 2003, compared to $89.8 million for 2002 and $45.7 million for 2001. The contribution of the banking sector includes the investment activities of Doral International, Inc., Doral Bank - PR's wholly owned international banking subsidiary. Doral Financial's results of operations summarized above and discussed in further detail below were significantly impacted by (1) the low level of short-term interest rates experienced during 2003 and (2) the continued growth and expansion of Doral Financial's operations and interest-earning assets.

NET INTEREST INCOME

Net interest income is the excess of interest earned by Doral Financial on its interest-earning assets over the interest incurred on its interest-bearing liabilities.

Net interest income for the years 2003, 2002 and 2001 was $181.5 million, $152.4 million, and $84.4 million,

[p.36]

respectively. The increase in net interest income for the year 2003 compared to 2002 was due to an increase in Doral Financial's average balance of net interest-earning assets, partially offset by a reduction in the interest rate spread. The contraction of the spread, which declined by 17 basis points from 1.93% for 2002 to 1.76% for 2003, reflects an accelerated amortization of IOs due to actual and anticipated higher level of prepayment activity, resulting in a reduction in the average net yield of IOs from 15.49% for 2002 to 8.14% for 2003. Lower yields were partially offset by a reduction in the average cost of interest-bearing liabilities, which decreased from 4.17% for 2002 to 3.49% for 2003, due to decreases in interest rates paid by Doral Financial on its borrowings.

The increase in net interest income for the year 2002 compared to 2001 was due principally to an increase in Doral Financial's net interest spread and margin for the period as well as an increase in average interest-earning assets. Average interest-earning assets grew by 27% from 2001 to 2002, from $5.4 billion for 2001 to $6.8 billion for 2002. Doral Financial's net interest spread and margin for 2002 were 1.93% and 2.24%, respectively, compared to 1.38% and 1.57% for 2001. The increase in net interest spread and margin during 2002 was due primarily to the reduction in short-term interest rates that favorably impacted the yield on its variable IOs. The average net yield on IOs increased to 15.49% for 2002 compared to 6.23% for 2001. The short-term rates paid by Doral Financial on its borrowings declined more in relative terms than the rates earned by Doral Financial on its loans and securities. The average rate paid by Doral Financial on its interest-bearing liabilities decreased by 108 basis points during 2002 while the average yield earned on its interest-earning assets decreased by only 53 basis points during 2002.

The following table presents, for the years indicated, Doral Financial's average balance sheet, the total dollar amount of interest income from its average interest-earning assets and the related yields, as well as the interest expense on its average interest-bearing liabilities expressed in both dollars and rates, and the net interest margin and spread. The table does not reflect any effect of income taxes. Average balances are based on average daily balances except for 2001 Doral Securities' averages, which are based on month-end balances.

[p.37]

TABLE A - AVERAGE BALANCE SHEET AND SUMMARY OF NET INTEREST INCOME

(Dollars in thousands)                               2003                                  2002
----------------------              ------------------------------------  ------------------------------------
                                      AVERAGE                  AVERAGE      AVERAGE                  AVERAGE
                                      BALANCE      INTEREST   YIELD/RATE    BALANCE     INTEREST    YIELD/RATE
                                    -----------   ---------   ----------  ----------    ---------   ----------
Assets:
Interest-Earning Assets:
    Total Loans(1)                  $ 3,252,276    $219,916      6.76%    $2,923,187    $ 203,084        6.95%
    Mortgage-Backed Securities        1,263,282      68,864      5.45%     1,314,865       82,076        6.24%
    Interest-Only Strips                454,612      37,007      8.14%       283,827       43,959       15.49%
    Investment Securities             2,375,983     113,430      4.77%     1,143,556       68,886        6.02%
    Money Market Investments          1,267,736      13,353      1.05%     1,152,743       17,595        1.53%
                                    -----------    --------    ------     ----------    ---------      ------
    Total Interest-Earning
       Assets/Interest Income         8,613,889    $452,570      5.25%     6,818,178    $ 415,600        6.10%
                                                   --------    ------                   ---------      ------
Total Non-Interest-Earning Assets       674,078                              609,826
                                    -----------                           ----------
Total Assets                        $ 9,287,967                           $7,428,004
                                    ===========                           ==========

Liabilities and
   Stockholders' Equity:
Interest-Bearing Liabilities:
    Deposits                        $ 2,651,633    $ 75,060      2.83%    $2,037,603    $  72,769        3.57%
    Repurchase Agreements             2,999,339      90,514      3.02%     2,554,628       98,014        3.84%
    Advances From FHLB                1,250,034      49,164      3.93%       972,633       42,161        4.33%
    Loans Payable                       243,111       6,112      2.51%       206,127        6,195        3.01%
    Notes Payable                       621,278      50,240      8.09%       546,844       44,039        8.05%
                                    -----------    --------    ------     ----------    ---------      ------
    Total Interest-Bearing
      Liabilities/Interest Expense    7,765,395    $271,090      3.49%     6,317,835    $ 263,178        4.17%
                                                   --------    ------                   ---------      ------
Total Non-Interest-Bearing
  Liabilities                           278,948                              212,733
                                    -----------                            ---------
Total Liabilities                     8,044,343                            6,530,568
Stockholders' Equity                  1,243,624                              897,436
                                    -----------                            ---------
Total Liabilities
  and Stockholders' Equity          $ 9,287,967                           $7,428,004
                                    ===========                           ==========

Net Interest-Earning Assets         $   848,494                           $  500,343
Net Interest Income on a
  Non-Taxable Equivalent Basis                     $181,480                             $ 152,422
                                                   ========                             =========

Interest Rate Spread(2)                                          1.76%                                   1.93%
                                                               ======                                  ======

Interest Rate Margin(3)                                          2.11%                                   2.24%
                                                               ======                                  ======
Net Interest-Earning Assets Ratio                              110.93%                                 107.92%
                                                               ======                                  ======

(Dollars in thousands)                               2001
----------------------              ------------------------------------
                                     AVERAGE                   AVERAGE
                                     BALANCE      INTEREST    YIELD/RATE
                                    ----------    --------    ----------
Assets:
Interest-Earning Assets:
    Total Loans(1)                  $2,166,090    $ 162,532      7.50%
    Mortgage-Backed Securities       1,380,263       85,776      6.21%
    Interest-Only Strips               177,674       11,063      6.23%
    Investment Securities            1,108,437       70,940      6.40%
    Money Market Investments           535,357       25,784      4.82%
                                    ----------    ---------    ------
    Total Interest-Earning
       Assets/Interest Income        5,367,821    $ 356,095      6.63%
                                                  ---------    ------
Total Non-Interest-Earning Assets      809,906
                                    ----------
Total Assets                        $6,177,727
                                    ==========

Liabilities and
   Stockholders' Equity:
Interest-Bearing Liabilities:
    Deposits                        $1,483,296    $  70,399      4.75%
    Repurchase Agreements            2,449,394      121,050      4.94%
    Advances From FHLB                 512,400       28,991      5.66%
    Loans Payable                      250,277       14,270      5.70%
    Notes Payable                      475,649       36,958      7.77%
                                    ----------    ---------    ------
    Total Interest-Bearing
      Liabilities/Interest Expense   5,171,016    $ 271,668      5.25%
                                                  ---------    ------
Total Non-Interest-Bearing
  Liabilities                          386,359
                                    ----------
Total Liabilities                    5,557,375
Stockholders' Equity                   620,352
                                    ----------
Total Liabilities
  and Stockholders' Equity          $6,177,727
                                    ==========

Net Interest-Earning Assets         $  196,805
Net Interest Income on a
  Non-Taxable Equivalent Basis                    $  84,427
                                                  =========

Interest Rate Spread(2)                                          1.38%
                                                               ======

Interest Rate Margin(3)                                          1.57%
                                                               ======
Net Interest-Earning Assets Ratio                              103.81%
                                                               ======

(1) Average loan balances include the average balance of non-accruing loans, on which interest income is recognized when collected.

(2) Interest rate spread represents the difference between Doral Financial's weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.

(3) Interest rate margin represents net interest income as a percentage of average interest-earning assets.

[p.38]

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

TABLE B - NET INTEREST INCOME VARIANCE ANALYSIS

                                                   2003 COMPARED TO 2002                          2002 COMPARED TO 2001
                                      --------------------------------------------   ------------------------------------------
                                                   INCREASE / (DECREASE)                          INCREASE / (DECREASE)
                                                         DUE TO:                                       DUE TO:
(In thousands)                             VOLUME         RATE           TOTAL          VOLUME          RATE           TOTAL
---------------------------------     --------------   -----------   -------------   ------------   -------------   -----------
Interest Income Variance
    Total Loans                       $     22,872     $   (6,040)   $    16,832     $    56,782    $  (16,230)     $    40,552
    Mortgage-Backed Securities              (3,219)        (9,993)       (13,212)         (4,061)          361           (3,700)
    Interest-Only Strips                    26,455        (33,407)        (6,952)          6,613        26,283           32,896
    Investment Securities                   74,192        (29,648)        44,544           2,248        (4,302)          (2,054)
    Money Market Investments                 1,759         (6,001)        (4,242)         29,758       (37,947)          (8,189)
                                      ------------     ----------    -----------     -----------    ----------      -----------
Total Interest Income Variance             122,059        (85,089)        36,970          91,340       (31,835)          59,505
                                      ------------     ----------    -----------     -----------    ----------      -----------
Interest Expense Variance
    Deposits                                21,921        (19,630)         2,291          26,330       (23,960)           2,370
    Repurchase Agreements                   17,077        (24,577)        (7,500)          5,199       (28,235)         (23,036)
    Advances from FHLB                      12,011         (5,008)         7,003          26,049       (12,879)          13,170
    Loans Payable                            1,113         (1,196)           (83)         (2,517)       (5,558)          (8,075)
    Notes Payable                            5,992            209          6,201           5,532         1,549            7,081
                                      ------------     ----------    -----------     -----------    ----------      -----------
Total Interest Expense Variance             58,114        (50,202)         7,912          60,593       (69,083)          (8,490)
                                      ------------     ----------    -----------     -----------    ----------      -----------
Net Interest Income Variance          $     63,945     $  (34,887)   $    29,058     $    30,747    $   37,248      $    67,995
                                      ============     ==========    ===========     ===========    ==========      ===========

INTEREST INCOME

Total interest income increased from $356.1 million during 2001, to $415.6 million during 2002 and to $452.6 million during 2003. The increase in interest income is primarily related to the increase in Doral Financial's total average balance of interest-earning assets, which increased by $1.8 billion during 2003 and by $1.5 billion during 2002.

Interest income on loans increased by $16.8 million or 8% during 2003 compared to 2002, and by $40.6 million or 25% during 2002 compared to 2001. The increases during both periods reflect an increase in the level of loans held by Doral Financial due to the increased volume of loan originations and purchases.

Interest income on mortgage-backed securities decreased by $13.2 million or 16% during 2003, and by $3.7 million or 4% during 2002 compared to 2001. The results for the years 2003 and 2002 reflect a decrease in the Company's average balance of mortgage-backed securities, which decreased by $51.6 million for 2003 and by $65.4 million for 2002. The decrease in interest income on mortgage-backed securities during 2003 and 2002 reflects a higher volume of sales of instruments with higher prepayment risk during these periods, including a bulk sale of approximately $250 million in Puerto Rico GNMA securities to a local investment company during 2003. Doral Financial continues to maximize tax-exempt interest income by holding a significant amount in tax-exempt Puerto Rico GNMA securities and, in the case of its international banking entities, U.S. FHLMC/FNMA mortgage-backed securities. The interest earned on such U.S. mortgage-backed securities is tax-exempt to Doral Financial's international banking entities under Puerto Rico law and is not subject to U.S. income taxation because such entities are considered foreign corporations for U.S. income tax purposes and are entitled to the portfolio interest deduction with respect to interest earned on those securities.

[p.39]

Interest income on IOs decreased by $7.0 million to $37.0 million during 2003, from $44.0 million for the year 2002. The decrease during 2003 compared to 2002 reflects a reduction in the average net yield, from 15.49% for 2002 to 8.14% for 2003, as a result of accelerated amortization of IOs due to actual and anticipated higher levels of prepayment activity as a result of the continuing low mortgage rate environment. However, the actual cash flow received on the Company's portfolio of IOs, particularly its floating rate IOs, increased to $116.6 million for 2003, compared to $84.5 million for 2002 and to $42.9 million for 2001. Under floating rate IOs, the purchaser of a mortgage loan pool is entitled to a pass-through rate based on a floating rate tied to short-term LIBOR rates. Doral Financial is entitled to retain the difference between the floating rate paid to the investor and the actual amount of interest received from the underlying mortgage loans. As short-term interest rates decrease, the spread received on the Company's retained interest increases. At the same time, lower interest rates adversely impact the value of IOs by causing accelerated prepayments that shorten the life of the asset. The increase in actual cash flow received on IOs was related in part to the increase in the average balance of IOs, which increased from $177.7 million for 2001 to $283.8 million for 2002 and to $454.6 million for 2003 and to the lower LIBOR rates experienced during 2003 and 2002. The increase in IOs resulted from a higher volume of loan sales and securitization activities during 2003 and 2002.

Interest income on investment securities increased by $44.5 million or 65% from 2002 to 2003, and decreased by $2.1 million or 3% from 2001 to 2002. The increase in interest income on investment securities from 2002 to 2003 reflects Doral Financial's strategy to increase its tax-exempt interest income by investing in U.S. Treasury and agency securities, the interest on which is tax exempt to the Company under Puerto Rico law and is not subject to U.S. income taxation because of Doral Financial's status as a foreign corporation for U.S. income tax purposes. The average balance of investment securities increased from $1.1 billion for 2002 to $2.4 billion for 2003. The Company's higher balance in investment securities was partially offset by a reduction in the average yield of 125 basis points for 2003 compared to 2002. These reductions reflect that yields on debt securities continued to move downward from the higher interest levels in effect in the early part of 2002 and the year 2001, as higher-yielding securities were sold, called or matured and replaced with lower-yielding securities. The decrease in interest income on investment securities from 2001 to 2002 reflects the redemption prior to their stated maturity of a significant amount of callable debt securities.

Interest income on money market investments decreased by $4.2 million from 2002 to 2003 and by $8.2 million from 2001 to 2002. Money market investments consist of fixed-income securities whose original maturity is less than three months, including overnight deposits, term deposits and reverse repurchase agreements. The decreases for 2003 and 2002 reflect lower short-term interest rates in spite of a higher volume of money market instruments accumulated by Doral Financial for 2002 and the early part of 2003 in anticipation of rising interest rates. The average yield on money market investments declined by 48 basis points from 1.53% for 2002 to 1.05% for 2003 and by 329 basis points from 4.82% for 2001 to 1.53% for 2002.

INTEREST EXPENSE

Total interest expense increased to $271.1 million for 2003, compared to $263.2 million for 2002, an increase of 3%, and decreased by $8.5 million from 2001 to 2002, a decrease of 3%. The increase in interest expense for 2003 was due to an increased volume of borrowings to finance Doral Financial's loan production and investment activities that was partly offset by a decrease in the average cost of borrowings due to the low interest rate environment. Average interest-bearing liabilities increased to $7.8 billion at an average cost of 3.49% for 2003, compared to $6.3 billion at an average cost of 4.17% for 2002 and $5.2 billion at an average cost of 5.25% for the year ended December 31, 2001.

Interest expense on deposits amounted to $75.1 million during 2003, an increase of 3% compared to 2002, and increased by $2.4 million or 3% during 2002 compared to 2001. The increase in interest expense on deposits reflects a larger deposit base held at Doral Financial's banking subsidiaries that was partly offset by a decrease in the average cost of borrowings. The average balance of deposits increased to $2.7 billion for 2003, from $2.0 billion for 2002 and $1.5 billion for 2001. The increase in deposits reflects the expansion of Doral Financial's bank branch network, which increased to 41 branches as of December 31, 2003, compared to 36 branches as of December 31, 2002 and 32 branches as of December 31, 2001. The average interest cost on deposits was 2.83% during 2003, 3.57% during 2002 and 4.75% during 2001.

Interest expense related to securities sold under agreements to repurchase decreased by $7.5 million or 8% during 2003 compared to 2002, and decreased $23.0 million or 19% during 2002 compared to 2001. The decrease during 2003 and 2002 reflected lower borrowing costs that more than offset increased borrowings to finance mortgage-backed securities and other investment securities. The

[p.40]

average balance of borrowings under repurchase agreements for 2003 was $3.0 billion at an average cost of 3.02%, compared to $2.6 billion at an average cost of 3.84% for 2002 and $2.4 billion at an average cost of 4.94% for 2001.

Interest expense on advances from the FHLB increased by $7.0 million, or 17% for 2003, and increased $13.2 million or 45% during 2002 compared to 2001. The increase in interest expense on advances from the FHLB during these periods reflects an increase in the average balance of borrowings to finance the Company's banking operations. The average balance of advances from the FHLB increased to $1.3 billion at an average cost of 3.93% for 2003, compared to $972.6 million at an average cost of 4.33% for 2002 and $512.4 million at an average cost of 5.66% for 2001.

Interest expense related to loans payable amounted to $6.1 million for 2003, compared to $6.2 million for 2002, a decrease of approximately $83,000. From 2001 to 2002 it decreased by $8.1 million or 57%. The decrease in interest expense on loans payable for 2003 was principally due to the decrease of the rates paid by Doral Financial on its warehousing lines of credit that more than offset the increase in the average balance of loans payable outstanding from $206.1 million to $243.1 million for 2002 and 2003, respectively. The average interest rate cost for borrowings under Doral Financial's loans payable was 2.51%, 3.01% and 5.70% for 2003, 2002 and 2001, respectively.

Interest expense on notes payable was $50.2 million for 2003, compared to $44.0 million for 2002, an increase of 14% and increased by $7.1 million or 19% during 2002 compared to 2001. The increase is due to the increase in the average balance of $74.4 million in notes payable for 2003 compared to an increase of $71.2 million for 2002. During the second quarter of 2002, Doral Financial closed the sale of $30.0 million of its 7.00% Senior Notes due 2012, $40.0 million of its 7.10% Senior Notes due 2017 and $30.0 million of its 7.15% Senior Notes due 2022. The notes were sold at a price to the public of 97.976% of the principal amount thereof. Late in the first quarter of 2001, Doral Financial closed the sale of $100.0 million of its 7.65% Senior Notes due 2016. The notes were sold at a price to the public of 97.830% of the principal amount thereof.

PROVISION FOR LOAN LOSSES

The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on Doral Financial's historical loss experience, current delinquency rates, known and inherent risk in the loan portfolio, an assessment of individual problem loans, the estimated value of underlying collateral, and an assessment of current economic conditions. While management believes that the current provision for loan losses is sufficient, future additions to the allowance for loan losses could be necessary if economic conditions change or if credit losses increase substantially from the assumptions used by Doral Financial in determining the allowance for loan losses. Unanticipated increases in the allowance for loan losses could result in reductions in Doral Financial's net income. As of December 31, 2003, approximately 98% of the loan portfolio was secured, and the amounts due on the loans have historically been recovered through the sale of the property after foreclosure or negotiated settlements with borrowers.

Doral Financial made provisions to its allowance for loan losses of $14.1 million, $7.4 million and $4.4 million for the years ended December 31, 2003, 2002 and 2001, respectively. The provision increased by $6.7 million from 2002 to 2003 and by $3.0 million from 2001 to 2002. The increases for 2002 and 2003 are primarily related to an increase in the size of Doral Financial's loan portfolio as well as an increase and seasoning of the construction loan portfolio that carries a higher allowance due to the higher credit risk associated with this type of lending activity. See "Non-Performing Assets and Allowance for Loan Losses."

NON-INTEREST INCOME

Net Gain on Mortgage Loan Sales and Fees. Net gain from mortgage loan sales and fees increased by 77% during 2003 and by 18% from 2001 to 2002. The increases for 2003 and 2002 were mainly the result of a greater volume of loan securitizations and sales as a result of record mortgage loan production that was fueled by low interest rates and high demand for housing. The increase also reflects the ability of Doral Financial to obtain higher profitability through higher loan fees and increased margins, especially in connection with the retention of IOs in connection with bulk sales of mortgage loans to institutional investors. See "Critical Accounting Policies - Gain on Mortgage Loan Sales and Amortization and Impairment of MSRs and Valuation of IOs."

Loan sales and securitizations were $5.0 billion for 2003, compared to $4.0 billion for 2002 and $2.2 billion for 2001. Doral Financial retained IOs as part of its sales activities of $281.3 million for 2003, compared to $197.9 million for 2002 and $141.5 million for 2001. During 2003, Doral Financial also recorded $47.0 million in connection with the recognition of MSRs as part of its loan sale and securitization

[p.41]

activities, compared to $40.1 million for 2002 and $38.2 million for 2001. Loan origination fees were $71.8 million for 2003 compared to $64.2 million for 2002 and $64.9 million for 2001.

Net Servicing Income. Servicing income represents revenues earned for administering mortgage loans. The main component of Doral Financial's servicing income is loan-servicing fees, which depend on the type of mortgage loan being serviced. The servicing fees on residential mortgage loans generally range from 0.25% to 0.44%, net of guarantee fees, of the declining outstanding principal amount of the serviced loan. Doral Financial's weighted-average gross servicing fee rate for 2003 was 0.32% compared to 0.33% for 2002 and 2001. The size of Doral Financial's loan servicing portfolio has increased substantially since its inception as a result of increases in loan production and bulk purchases of servicing rights.

Late fees and other servicing-related fees such as prepayment fees are also included as a component of servicing income. Late fees and other servicing-related fees were $9.5 million for 2003, compared to $8.5 million in 2002 and $6.6 million in 2001.

Net servicing loss for 2003 was $15.1 million compared to a loss of $6.7 million for 2002 and income of approximately $389,000 for 2001. The decreases for 2003 and 2002 were the result of increased amortization and impairment of MSRs. The increase in amortization was the result of a larger servicing portfolio and the increase in the impairment related to increases in prepayments due to a continued low mortgage interest rate environment. Total amortization and impairment charges for 2003 were $50.4 million, compared to $40.6 million for 2002 and $29.7 million for 2001. Doral Financial recognized a net impairment charge of $15.9 million for 2003, due to the increase in prepayment estimates associated with low interest rates, compared to a net impairment charge of $9.2 million for 2002. See Note 12 to Doral Financial's Consolidated Financial Statements for additional information. Increased amortization and impairment offset the increase in gross servicing income of 4% for 2003 and 13% for 2002, produced principally from increases in the size of the servicing portfolio. Doral Financial's mortgage-servicing portfolio, including its own loan portfolio of $2.5 billion at December 31, 2003, $1.9 billion at December 31, 2002 and $1.4 billion at December 31, 2001, was approximately $12.7 billion at December 31, 2003, compared to $11.2 billion at December 31, 2002 and $10.0 billion at December 31, 2001. The value of the servicing right retained in the sale of a mortgage loan reduces the basis of the mortgage loan and thereby results in increased "Net Gain on Mortgage Loan Sales and Fees" at the time of sale. During 2003, 2002 and 2001, Doral Financial recognized servicing rights of $47.0 million, $40.1 million and $38.2 million, respectively, in connection with the sale of internally originated loans.

Set forth below is a summary of the components of net servicing (loss) income:

TABLE C - COMPONENTS OF NET SERVICING (LOSS) INCOME

                                                             YEAR ENDED DECEMBER 31,
(In thousands)                                       2003              2002              2001
-------------------------------------------     --------------   ---------------   -----------------
Servicing fees (net of guarantee fees)            $    25,793       $    25,498        $     23,507
Late charges                                            6,958             6,522               5,875
Prepayment penalties                                    5,334             4,115               1,881
Interest loss                                          (2,974)           (2,331)             (1,844)
Other servicing fees                                      216               161                 698
                                                  -----------       -----------        ------------
   Servicing income, gross                             35,327            33,965              30,117
Amortization of servicing assets:
   Scheduled                                          (29,331)          (26,337)            (20,884)
   Unscheduled and impairment                         (21,113)          (14,293)             (8,844)
                                                  -----------       -----------        ------------
Servicing (loss) income, net                      $   (15,117)      $    (6,665)       $        389
                                                  ===========       ===========        ============

[p.42]

The following table shows the changes in Doral Financial's mortgage-servicing assets for each of the years shown:

TABLE D - CAPITALIZATION OF MORTGAGE-SERVICING ASSETS

                                                                              YEAR ENDED DECEMBER 31,
(In thousands)                                                         2003              2002             2001
--------------------------------------------------------------    -------------     -------------    -------------
Balance at beginning of year                                      $    159,881      $    154,340     $    139,795
Capitalization of rights                                                58,061            46,171           44,273
Amortization:
   Scheduled                                                           (29,331)          (26,337)         (20,884)
   Unscheduled (including impairment)                                  (21,113)          (14,293)          (8,844)
                                                                  ------------      ------------     ------------
Balance at end of year                                            $    167,498      $    159,881     $    154,340
                                                                  ============      ============     ============

Trading Activities. Trading activities include gains or losses, whether realized or unrealized, in the market value of Doral Financial's trading securities, including IOs as well as options, futures contracts and other derivative instruments used for interest rate risk management purposes. Trading activities for 2003 resulted in a gain of $5.6 million compared to a loss of $4.3 million for 2002 and a loss of $19.8 million for 2001. The increased gain on trading activities was related primarily to realized gains with respect to trading securities. Increased realized gains on trading securities during 2003 reflect increased volume of trading activities and higher profits, particularly in Doral Financial's international banking subsidiary as well as a pre-tax gain of approximately $12.2 million on a bulk sale of $250 million of Puerto Rico GNMAs to a local fixed-income investment company. Sales of trading securities were $11.6 billion in 2003, compared to $11.1 billion in 2002 and $4.8 billion in 2001. Net realized gains on sale of trading securities were $120.5 million for 2003, compared to $84.4 million for 2002 and $4.6 million for 2001. Realized gains on sale of trading securities for 2003 were partially offset by realized and unrealized losses of $102.1 million and $5.3 million, respectively, on derivative instruments. For 2002, realized and unrealized losses on derivative instruments amounted to $64.7 million and $26.6 million, respectively. For 2001, trading activities included realized losses on derivative instruments of $9.9 million and unrealized losses on derivative instruments of approximately $747,000. Trading activities for 2003, 2002 and 2001 also included $7.6 million of unrealized losses, $2.6 million of unrealized gains and $13.8 million of unrealized losses, respectively, on the value of its trading securities.

The value of Doral Financial's trading securities and derivatives is generally very sensitive to interest rate changes, and the reported fair values of certain of these assets such as IOs are based on assumptions regarding the direction of interest rates and prepayment rates on mortgage loans. As a result, changes in interest rates and prepayment rates for mortgage loans can result in substantial volatility in the components of the trading account. As described under "Interest Rate Risk Management," Doral Financial attempts to mitigate the risk to the value of its trading securities by entering into transactions involving the purchase of derivatives such as options and futures contracts. During 2003 and 2002, Doral Financial's risk management strategy was principally directed to protect the value of its securities and net interest income from a rising interest rate scenario. During 2003 and 2002, Doral Financial experienced losses on its derivatives because interest rates declined and remained at historic low levels. These losses were generally offset by increases in realized gains on trading securities and gains on sale of mortgage loans.

Set forth below is a summary of the components of gains and losses from trading activities:

TABLE E - COMPONENTS OF TRADING ACTIVITIES

                                                                                    YEAR ENDED DECEMBER 31,
(In thousands)                                                             2003             2002               2001
-------------------------------------------------------------------    -------------    -------------     --------------
Net realized gains on sales of trading securities                      $    120,528     $     84,404      $      4,615
Net unrealized (losses) and gains on trading securities                      (7,556)           2,592           (13,767)
Net realized and unrealized losses on derivative instruments               (107,381)         (91,267)          (10,618)
                                                                       ------------     ------------      ------------
Total                                                                  $      5,591     $     (4,271)      $   (19,770)
                                                                       ============     ============      ============

[p.43]

Net Gain on Sale of Investment Securities. Net Gain on sale of investment securities represents the impact on Doral Financial's income of transactions involving the sale of securities classified as available for sale. For 2003, sale of investment securities resulted in a gain of $5.4 million, compared to $23.9 million for 2002 and $5.3 million for 2001. Reduced gains were mostly related to the sale of securities whose market value was negatively impacted by the increase in the long-term interest rates experienced during the second half of 2003. However, increased sales activities resulted in proceeds from sales of securities available for sale of $6.9 billion in 2003, compared to $5.5 billion in 2002 and $2.6 billion in 2001. A substantial increase in the volume of sales was realized through Doral Financial's international banking entities. Gain on the sale of securities through these international banking entities is tax exempt to Doral Financial.

Commissions, Fees and Other Income. Commissions, fees and other income increased 18% during 2003 from $21.9 million for 2002 to $25.8 million for 2003. For the year ended December 31, 2001, commissions, fees and other income amounted to $18.0 million. The increases were due primarily to increased commissions and fees earned by Doral Financial's retail banking, institutional securities and insurance agency operations.

Set forth below is a summary of Doral Financial's principal sources of commissions, fees and other income:

TABLE F - FEES AND COMMISSIONS

                                                                              YEAR ENDED DECEMBER 31,
(In thousands)                                                         2003              2002             2001
--------------------------------------------------------------    --------------     -------------    -------------
Retail banking fees                                               $     11,000       $      7,595     $      4,464
Securities brokerage and asset management fees and commissions           2,993              2,220            4,615
Insurance agency commissions                                             7,910              6,868            4,375
Other income                                                             3,867              5,203            4,523
                                                                  ------------       ------------     ------------
Total                                                             $     25,770       $     21,886     $     17,977
                                                                  ============       ============     ============

Doral Financial's fees and commissions have increased steadily as Doral Financial's banking subsidiaries continue to increase their retail branch network and as Doral Financial continues to diversify its sources of revenue by generating additional securities fees and generating fees and commissions from insurance agency activities. Doral Financial intends to further increase its fee income by continuing to aggressively cross-sell new banking and insurance products to its large retail consumer base. Currently, Doral Financial is capturing a substantial portion of the insurance policies obtained by borrowers who obtain residential mortgage loans through Doral Financial's mortgage-banking entities.

AMORTIZATION OF SERVICING ASSETS

Doral Financial's servicing assets are amortized in proportion to, and over the period of the estimated net servicing income. Amortization of servicing assets is recorded as a reduction of servicing income in Doral Financial's Consolidated Statements of Income. Doral Financial monitors changes in interest rates and prepayment rates and adjusts the amount of amortization or records an impairment loss, charged to current period earnings, to reflect changes in prepayment rates. During 2003, total amortization of servicing assets, including unscheduled amortization and impairment, amounted to $50.4 million versus $40.6 million for 2002 and $29.7 million for 2001.

[p. 44]

NON-INTEREST EXPENSES

Total non-interest expenses increased by 33% during 2003, compared to 24% during 2002. A summary of non-interest expenses is provided below.

TABLE G - NON-INTEREST EXPENSES

                                                                    YEAR ENDED DECEMBER 31,
(In thousands)                                              2003                2002             2001
-----------------------------------------------------   -------------      -------------     ------------
Compensation and employee benefits                      $     82,940       $     56,643      $    47,759
Taxes, other than payroll and income taxes                     7,587              5,600            4,423
Advertising                                                   15,311             10,974            9,379
Professional services                                          8,644              7,063            5,804
Communication and information systems                         13,323             12,736           10,248
Occupancy and other office expenses                           22,787             20,292           17,170
Depreciation and amortization                                 14,963             12,064           10,325
Other                                                         20,247             14,038            7,746
                                                        ------------       ------------      -----------
Total non-interest expenses                             $    185,802       $    139,410      $   112,854
                                                        ============       ============      ===========

Compensation and employee benefits increased to $82.9 million for 2003, compared to $56.6 million for 2002 and $47.8 million for 2001. A significant portion of the increase was related primarily to increases of 18% for 2003 and 8% for 2002 in headcount, related to Doral Financial's continued growth and expansion and increases in the average compensation and related fringe benefits. As of December 31, 2003, Doral Financial had 2,375 employees compared to 2,021 and 1,875 as of December 31, 2002 and 2001, respectively. For the year ended December 31, 2003, compensation expense also included $4.5 million, associated with the expensing of the fair value of stock options.

Advertising expense increased to $15.3 million in 2003 from $11.0 million in 2002 and $9.4 million in 2001. The increases for 2003 and 2002 were primarily due to additional costs associated with advertising campaigns for loans and deposit products. The Puerto Rico financial services market is highly competitive and requires a substantial investment in advertising.

Professional fees for 2003 were $8.6 million compared to $7.1 million for 2002 and $5.8 million for 2001. The increase for 2003 was primarily due to legal, accounting, security and consulting fees associated with the continued expansion of Doral Financial's business and compliance with the requirements of the Sarbanes-Oxley Act of 2002.

Communication and information systems expense was $13.3 million in 2003, compared to $12.7 million in 2002 and $10.2 million in 2001. The increases for 2003 and 2002 reflect increased expenses in data lines, outsourced data processing and network fees associated with an expanding retail branch network and an increased customer base.

Occupancy and other office expenses were $22.8 million in 2003, compared to $20.3 million in 2002 and $17.2 million in 2001. The increases during 2003 and 2002 were primarily due to increased office-related expenses such as printing and stationary, mailing and utilities associated with Doral Financial's ongoing branch network expansion program and increased customer base, offset in part by a decrease of approximately $616,000 in rent expense resulting from reduced rental commitments due to consolidation of some operations in Doral Financial's new headquarters building.

Depreciation and amortization expense was $15.0 million in 2003, compared to $12.1 million in 2002 and $10.3 million in 2001. The increase in depreciation was principally related to Doral Financial's new headquarters building, increases in leasehold improvements and the purchase of office furniture and equipment as well as software and hardware related to the Company's growth and computer systems upgrade.

Other expenses increased to $20.2 million in 2003, compared to $14.0 million in 2002 and $7.7 million in 2001. The increases for 2003 and 2002 were primarily related to increases in mortgage loan origination-related expenses, employee-related expenses, custodial fees and other expenses. Other expenses for 2003 also included a $2.9 million provision for losses on real estate owned, compared to approximately $2.8 million in 2002 and $969,000 in 2001.

[p.45]

INCOME TAXES

Income taxes include Puerto Rico income taxes as well as applicable federal and state taxes. As Puerto Rico corporations, Doral Financial and all its Puerto Rico subsidiaries are generally required to pay federal income tax only with respect to their income derived from the active conduct of a trade or business in the United States (excluding Puerto Rico) and certain investment income derived from U.S. assets. The maximum statutory corporate income tax rate in Puerto Rico is 39%. For 2003, the effective income tax rate for Doral Financial and its consolidated subsidiaries was 18.3%, compared to 15.3% for 2002 and 12.9% for 2001. The increase in the effective tax rate for 2003 reflected increased pre-tax income from the Company's non-tax advantaged operations, including its insurance agency and institutional securities operations.

The lower effective tax rates (compared to the maximum statutory rate) were primarily the result of the tax exemption enjoyed by Doral Financial on interest income derived from certain FHA and VA mortgage loans secured by properties located in Puerto Rico and on GNMA securities backed by such mortgage loans. Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. In addition, Doral Financial uses its international banking entities to invest in various U.S. securities, the interest income and gain on which is exempt from Puerto Rico income taxation and excluded from federal income taxation on the basis of the portfolio interest deduction in the case of interest, and in the case of capital gains because the gains are sourced outside the United States. Net income tax savings to Doral Financial attributable to tax-exempt income amounted to approximately $65.1 million, $64.2 million and $38.2 million for the years ended December 31, 2003, 2002 and 2001, respectively. See Note 21 to Doral Financial's Consolidated Financial Statements for a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.

Except for the operations of Doral Bank - NY and Doral Money, substantially all of the Company's operations are conducted through subsidiaries in Puerto Rico. Doral Bank - NY and Doral Money are U.S. corporations and are subject to U.S. income tax on their income derived from all sources. For the years ended December 31, 2003, 2002 and 2001, the provision for income taxes for the Company's U.S. subsidiaries amounted to approximately $2.0 million, $5.5 million and $956,000, respectively.

In connection with local legislation passed on January 8, 2004, designed to encourage international banking entities to operate as separate legal entities rather than operating divisions, Doral Financial has made a decision to phase out the operations of Doral Overseas, a division at the parent company level. The investing activities previously carried out by Doral Overseas will now be conducted by Doral International, Inc., another international banking entity and a wholly owned subsidiary of Doral Bank - PR. As a result, Doral Financial will continue enjoying 100% tax exempted income from its international banking operations.

OPERATING SEGMENTS

Doral Financial manages its business with reference to four operating segments: mortgage banking, banking (including thrift operations), institutional securities operations and insurance agency activities. Refer to Note 32 of Doral Financial's Notes to the Consolidated Financial Statements for summarized financial information for these operating segments. The entire amount of interest expense related to debt incurred at the parent company level is allocated to the mortgage-banking segment. The majority of the Company's operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area. Refer to Note 32 of Doral Financial's Notes to the Consolidated Financial Statements for summarized financial information for these operations. All figures shown in this section are based on balances before intersegment eliminations.

Mortgage Banking. This segment includes a wide range of activities, including the origination, sale, securitization and servicing of mortgage loans; the holding of mortgage-backed securities and other investment securities for sale or investment; and the origination of construction loans and mortgage loans secured by income-producing real estate or unimproved land. The mortgage banking business is carried out primarily in Puerto Rico, with less significant activities in New York. Net interest income was $50.0 million in 2003, $57.9 million in 2002, and $23.9 million in 2001. The decrease in net interest income for 2003 was due to decreased interest rate spread and margin experienced during the year primarily related to an accelerated amortization of IOs due to actual and anticipated higher levels of prepayment activity as a result of the continuing

[p.46]

low mortgage rate environment. Conversely, the increase in net interest income for 2002 was due to increased interest spread and margin experienced during the year largely as a result of the increased yield on variable IOs caused by declining interest rates, as described in "Consolidated Results." Interest rate spread and margin for the mortgage-banking segment for 2003 was 0.97% and 2.09%, respectively, compared to 1.84% and 2.52% for 2002.

Non-interest income was $307.0 million, $165.9 million and $145.2 million for 2003, 2002 and 2001, respectively. The increase during 2003 was related to increases on gain on sales of mortgage loans and securitizations related to a higher sales volume tied to increased mortgage loan production and higher profits on such sales and the retention of IOs in connection with bulk sales of mortgage loans to institutional investors. Mortgage loan originations for this segment were $3.7 billion for 2003, compared to $2.9 billion for 2002 and $2.7 billion for 2001. Loan sales were $3.3 billion for 2003, compared to $2.6 billion for 2002 and $2.2 billion for 2001.

The results for the mortgage-banking segment for the years ended December 31, 2003, 2002 and 2001, include the results of Doral Overseas, an international banking entity organized as a division at the parent company level. Doral Financial made a decision to phase out the operations of Doral Overseas. For the years ended December 31, 2003, 2002 and 2001, the operations of Doral Overseas accounted for approximately $28.8 million, $54.5 million and $26.3 million, respectively, of total non-interest income, and approximately $5.4 million, $9.4 million and $17.7 million, respectively, of total net interest income of the mortgage banking segment. Accordingly, the phase out of Doral Overseas' operations will result in a diminished contribution of the mortgage-banking segment.

Doral Financial also operates another international banking entity, Doral International, Inc., a wholly owned subsidiary of Doral Bank - PR. The operations of Doral International are included within the banking segment discussed below. Doral Financial expects to increase the investment activities through Doral International and, accordingly, anticipates that the diminished contribution from Doral Overseas will be counterbalanced by an increased contribution from Doral International.

Banking. The banking segment includes Doral Financial's commercial banking operations in Puerto Rico currently operating through 37 retail bank branches and its thrift operations in the New York City metropolitan area currently operating through five branches. The investment activities by Doral Bank - PR through its international banking entity are also included within the banking segment. Doral Financial's banking subsidiaries offer a variety of loan and deposit products, with an emphasis on residential, construction and commercial real estate-secured mortgage loan products. The mortgage loan origination activity of the banking segment is closely integrated with the mortgage-banking segment. Doral Financial's banking subsidiaries have entered into master loan production agreements with their mortgage banking affiliates whereby the mortgage banking units help the banking subsidiaries originate loans by advertising to the general public and providing other origination and settlement services. These arrangements result in reduced expenses for Doral Financial by avoiding the costs of maintaining duplicate origination systems.

Net interest income for the banking segment was $118.0 million for 2003, compared to $87.3 million for 2002 and $60.4 million for 2001. The increase in net interest income for 2003 and 2002 resulted mainly from continued increases in the amount of interest-earning assets. Total average interest-earning assets for the banking segment for 2003 were $6.1 billion compared to $4.3 billion for 2002. Total assets of the banking segment at end of year were $7.2 billion for 2003, compared to $5.5 billion for 2002 and $3.7 billion for 2001.

Non-interest income increased to $103.5 million in 2003, compared to $83.3 million in 2002 and $36.8 million in 2001. The increase during 2003 reflected increased gains on sales of mortgage loans tied to the increased volume of loan sales and the recognition of higher gains on such sales. Gains on mortgage loan sales and fees for this segment were $48.4 million in 2003 compared to $28.6 million in 2002 and $20.1 million in 2001. Trading activities for this segment resulted in a gain of $48.0 million in 2003 compared to $30.9 million in 2002. Gain on trading activities was related primarily to realized gains with respect to increased volume and higher gains on sales of trading securities. Banking fees and commissions also increased considerably during the period, from $4.5 million in 2001 to $7.6 million in 2002 and $11.0 million in 2003.

Institutional Securities Operations. This segment corresponds to the operations of Doral Financial's institutional broker-dealer subsidiary, Doral Securities, Inc., which is headquartered in San Juan, Puerto Rico. Doral Securities sells securities to institutional customers, provides investment banking services, operates a repurchase lending operation, primarily with affiliates, involving short-term extensions of credit secured by highly liquid and marketable securities, and provides investment management

[p.47]

services to a locally based investment company. During 2004, Doral Securities is reducing its repurchase lending operations.

Net interest income was $3.6 million in 2003, compared to $2.6 million in 2002 and $2.5 million in 2001. The increase for 2003 was related to increased spreads on the repurchase lending operations. The interest rate spread and margin for 2003 were 2.15% and 2.29%, respectively, compared to 0.68% and 0.72% for 2002.

Non-interest income was $7.8 million for 2003, compared to $8.8 million for 2002 and $8.9 million for 2001. The decrease during 2003 was primarily related to decreases in intercompany agency fees paid by Doral Financial's other affiliates to Doral Securities and decreases in trading profits offset in part by an increase in underwriting, investment banking and other fees. Agency fees decreased from $4.8 million in 2002 to $2.9 million in 2003 and underwriting, investment banking and other fees increased from $1.0 million in 2002 to $2.5 million in 2003. Trading profits decreased from $2.9 million in 2002 to $2.4 million in 2003.

Insurance Agency. Doral Insurance Agency primary insurance products are hazard, title and flood insurance which are sold primarily to Doral Financial's base of mortgage customers. Doral Insurance Agency is diversifying its range of products to include other forms of insurance such as life and disability, which it intends to also cross-sell to Doral Financial's existing client base. During 2003, it had net interest income of approximately $2.0 million, compared to approximately $1.1 million for 2002 and non-interest income mainly composed of insurance fees and commissions of $7.9 million, compared to $7.4 million for 2002.

BALANCE SHEET AND OPERATING DATA ANALYSIS

LOAN PRODUCTION

Loan production includes loans internally originated by Doral Financial as well as residential mortgage loans purchased from third parties. Purchases of mortgage loans from third parties were $2.1 billion, $1.8 billion and $1.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively. The following table sets forth the number and dollar amount of Doral Financial's loan production for the years indicated:

[p.48]

TABLE H - LOAN PRODUCTION

                                                                                          YEAR ENDED DECEMBER 31,
(Dollars in thousands, except for average initial loan balance)                    2003             2002              2001
--------------------------------------------------------------------------    -------------    --------------    --------------
FHA/VA mortgage loans
    Number of loans                                                                  3,973            6,050             5,887
    Volume of loans                                                           $    370,904     $    531,363      $    516,597
    Percent of total volume                                                              6%              10%               12%
    Average initial loan balance                                              $     93,356     $     87,829      $     87,752

Conventional conforming mortgage loans
    Number of loans                                                                 18,340           17,951            12,272
    Volume of loans                                                           $  2,818,973     $  2,466,900      $  1,590,536
    Percent of total volume                                                             43%              48%               38%
    Average initial loan balance                                              $    153,706     $    137,424      $    129,607

Conventional non-conforming mortgage loans(1)(2)
    Number of loans                                                                 24,956           20,385            21,568
    Volume of loans                                                           $  2,340,873     $  1,461,093      $  1,594,118
    Percent of total volume                                                             36%              28%               38%
    Average initial loan balance                                              $     93,800     $     71,675      $     73,911

Other(3)
    Number of loans                                                                  2,289            2,024             1,588
    Volume of loans                                                           $    948,052     $    709,225      $    508,035
    Percent of total volume                                                             15%              14%               12%
                                                                              ------------     ------------      ------------

Total loans
    Number of loans                                                                 49,558           46,410            41,315
                                                                              ============     ============      ============
    Volume of loans                                                           $  6,478,802     $  5,168,581      $  4,209,286
                                                                              ============     ============      ============

(1) Includes $79 million, $65 million and $55 million in second mortgages for the years ended December 31, 2003, 2002 and 2001, respectively.

(2) Includes $160 million, $109 million and $141 million in home equity or personal loans secured by real estate mortgages up to $40,000 for the years ended December 31, 2003, 2002 and 2001, respectively.

(3) Consists of construction loans on residential projects, mortgage loans secured by multifamily and commercial properties as well as other commercial, land, and consumer loans.

A substantial portion of Doral Financial's total residential mortgage loan originations has consistently been composed of refinance loans. For the years ended December 31, 2003, 2002 and 2001, refinance loans represented approximately 62%, 57% and 56%, respectively, of the total dollar volume of mortgage loans originated by Doral Financial (excluding loans purchased from third parties). Doral Financial's future results could be adversely affected by a significant increase in mortgage interest rates that may reduce refinancing activity. However, the Company believes that refinancing activity is less sensitive to interest rate changes in Puerto Rico than it is in the mainland United States because a significant amount is in refinance loans made for debt consolidation purposes rather than interest savings and because interest cost on mortgage loans is tax-deductible for borrowers. Also, consumers tend to prefer long-term mortgage loan rates that are generally well below rates on consumer debt.

LOAN ORIGINATION CHANNELS

In Puerto Rico, Doral Financial relies primarily on its extensive retail mortgage banking and bank branch network to originate loans. It supplements these originations with wholesale purchases from other financial institutions. Purchases generally consist of FHA and VA loans, and conventional loans that qualify for the guarantee or sale programs of FNMA or FHLMC. Doral Financial also originates consumer, commercial, construction and land loans primarily through its banking subsidiaries. In Puerto Rico, Doral Financial maintains a specialized unit that works closely with homebuilders and

[p. 49]

originates mortgage loans to finance the acquisition of homes in new residential developments.

Doral Financial customarily sells or securitizes into mortgage-backed securities substantially all the loans it originates, except for certain consumer, commercial, construction, land, commercial real estate as well as certain residential mortgage loans originated through Doral Bank - PR, which are held for investment and classified as loans receivable. See "Loans Receivable."

The following table sets forth the sources of Doral Financial's loan production as a percentage of total loan originations for the years indicated:

TABLE I - LOAN ORIGINATION SOURCES

                                                                       YEAR ENDED DECEMBER 31,
                                                   2003                                       2002                        2001
                                  ------------------------------------------  --------------------------------------    ---------
                                  PUERTO RICO       U.S.           TOTAL      PUERTO RICO        U.S.       TOTAL         TOTAL
                                  ------------   ----------    -------------  ------------    ---------    ---------    ---------
Retail                              53%              -              53%           52%              -           52%         55%
Wholesale(1)                         8%             24%             32%            6%             28%          34%         31%
New Housing Developments            11%              -              11%           10%              -           10%          9%
Multi-family                         -               1%              1%            -               1%           1%          1%
Other(2)                             2%              1%              3%            2%              1%           3%          4%

(1) Refers to purchases of mortgage loans from other financial institutions and mortgage lenders. U.S. wholesale purchases normally do not include the related servicing right.

(2) Refers to commercial, consumer and land loans originated through the banking subsidiaries and other specialized units.

MORTGAGE LOAN SERVICING

Doral Financial's principal source of servicing rights has traditionally been its internal mortgage loan production. However, Doral Financial also purchases mortgage loans on a servicing-released basis as well as servicing rights in bulk. During the years ended December 31, 2003 and 2002, Doral Financial purchased servicing rights to approximately $616.0 million and $381.2 million, respectively, in principal amount of mortgage loans. Doral Financial intends to continue growing its mortgage-servicing portfolio by internal loan originations and wholesale purchases of loans on a servicing-released basis, but will also continue to seek and consider attractive opportunities for bulk purchases of servicing rights from third parties.

[p.50]

The following table sets forth certain information regarding the total mortgage loan-servicing portfolio of Doral Financial for the years indicated:

TABLE J - MORTGAGE LOAN SERVICING

                                                                                               YEAR ENDED DECEMBER 31,
(Dollars in thousands, except for average size of loans prepaid)                        2003             2002            2001
----------------------------------------------------------------------------       ---------------  -------------   -------------
COMPOSITION OF SERVICING PORTFOLIO AT YEAR END:
GNMA                                                                               $  2,729,132     $  3,132,055    $  3,244,289
FHLMC/FNMA                                                                            3,483,173        3,104,970       2,652,781
Doral Financial grantor trusts                                                           37,225           50,073          64,927
Other conventional mortgage loans(1)(2)                                               6,440,714        4,954,425       4,044,383
                                                                                   ------------     ------------    ------------
Total servicing portfolio                                                          $ 12,690,244     $ 11,241,523    $ 10,006,380
                                                                                   ============     ============    ============

SERVICING PORTFOLIO ACTIVITY:
Beginning servicing portfolio                                                      $ 11,241,523     $ 10,006,380    $  8,804,706
Add:
    Loans funded and purchased(3)                                                     3,723,566        2,908,671       2,610,308
    Bulk servicing acquired                                                             616,028          381,171         388,401
Less:
    Servicing transferred and loans purchased serviced by others                          2,450           59,219         138,548
    Run-off(4)                                                                        2,888,423        1,995,480       1,658,487
                                                                                   ------------     ------------    ------------
Ending servicing portfolio                                                         $ 12,690,244     $ 11,241,523    $ 10,006,380
                                                                                   ============     ============    ============

SELECTED DATA REGARDING MORTGAGE LOANS SERVICED:
Number of loans                                                                         150,553          141,709         135,111
Weighted-average interest rate                                                             7.03%            7.41%           7.61%
Weighted-average remaining maturity (months)                                                258              255             253
Weighted-average gross servicing fee rate                                                0.3182%          0.3345%         0.3292%
Average servicing portfolio                                                        $ 12,057,231     $ 10,723,493    $  9,436,108
Principal prepayments                                                              $  2,391,000     $  1,677,000    $  1,333,000
Prepayments to average portfolio                                                             20%              16%             14%
Average size of loans prepaid                                                      $     90,833     $     78,432    $     70,689
Servicing assets, net reflected on Consolidated Statements of Financial Condition  $    167,498     $    159,881    $    154,340

DELINQUENT MORTGAGE LOANS AND PENDING FORECLOSURES AT YEAR END:
60-89 days past due                                                                        1.06%            1.22%           1.31%
90 days or more past due                                                                   1.90%            1.92%           2.12%
                                                                                   ------------     ------------    ------------
Total delinquencies excluding foreclosures                                                 2.96%            3.14%           3.43%
                                                                                   ============     ============    ============
Foreclosures pending                                                                       1.72%            1.76%           1.41%
                                                                                   ============     ============    ============

(1) Includes $2.5 billion, $1.9 billion and $1.4 billion of loans owned by Doral Financial at December 31, 2003, 2002 and 2001, respectively, which represented 20%, 17% and 14%, respectively, of the total servicing portfolio as of such dates.

(2) Includes portfolios of $261.4 million, $149.2 million and $23.6 million at December 31, 2003, 2002 and 2001, respectively, of insured FHA/VA delinquent loans sold to third parties.

(3) Excludes approximately $2.8 billion, $2.3 billion and $1.6 billion of conventional, commercial, consumer, construction and other loans not included in Doral Financial's mortgage-servicing portfolio for the years ended December 31, 2003, 2002 and 2001, respectively.

(4) Run-off refers to regular amortization of loans, prepayments and foreclosures.

[p.51]

Substantially all of the mortgage loans in Doral Financial's servicing portfolio are secured by single (one-to-four) family residences secured by real estate located in Puerto Rico. At December 31, 2003, 2002 and 2001, less than 2%, 4% and 5%, respectively, of Doral Financial's mortgage-servicing portfolio was related to mortgages secured by real property located on the U.S. mainland.

The amount of principal prepayments on mortgage loans serviced by Doral Financial was $2.4 billion, $1.7 billion and $1.3 billion for the years ended December 31, 2003, 2002 and 2001, respectively. This represented approximately 20%, 16% and 14%, respectively, of the average principal amount of mortgage loans serviced during those periods. Doral Financial reduces the sensitivity of its servicing income to increases in prepayment rates through a strong retail origination network that has permitted Doral Financial to increase the size of its servicing portfolio even during periods of declining interest rates and high prepayments.

MORTGAGE LOANS HELD FOR SALE

Substantially all of the residential mortgage loans originated by Doral Financial mortgage banking units are classified as held for sale because Doral Financial intends to sell these loans in the ordinary course of its mortgage banking and banking business. Mortgage loans held for sale are carried on Doral Financial's balance sheet at the lower of net cost or market on an aggregate portfolio basis. Market values are determined by reference to market prices for comparable mortgage loans. The amount by which costs exceed market value, if any, is accounted for as a loss during the period in which the change in valuation occurs. As of December 31, 2003, Doral Financial owned approximately $2.0 billion in mortgage loans held for sale, of which approximately $1.6 billion consisted of residential mortgage loans. Given traditional consumer preferences in Puerto Rico, substantially all of Doral Financial's residential mortgage loans held for sale are fixed-rate loans. Note 9 to Doral Financial's Consolidated Financial Statements contains additional information with respect to Doral Financial's portfolio of mortgage loans held for sale.

LOANS RECEIVABLE

Doral Financial originates mortgage loans secured by income-producing residential and commercial properties, construction loans, land loans, certain residential mortgage loans originated through Doral Bank - PR and other commercial and consumer loans that are held for investment and classified as loans receivable. Substantially all of Doral Financial's loans receivable represent loans made to entities or individuals located in Puerto Rico.

The maximum aggregate amount in unsecured loans that Doral Bank - PR could make to a single borrower under Puerto Rico banking regulations as of December 31, 2003, was approximately $45.4 million. Puerto Rico banking regulations permit larger loans to a single borrower to the extent secured by qualifying collateral. The maximum aggregate amount in loans that Doral Bank - NY could make to a single borrower under OTS banking regulations as of December 31, 2003, was $6.9 million. Doral Financial's largest aggregate authorized indebtedness to a single borrower or group of related borrowers as of December 31, 2003 was $93.3 million and consists principally of construction loans for residential housing projects.

The following table sets forth certain information regarding Doral Financial's loans receivable as of the dates indicated:

[p.52]

TABLE K - LOANS RECEIVABLE, NET

                                                         AS OF DECEMBER 31,
(Dollars in thousands)                 2003         2002         2001        2000         1999
-------------------------------    ----------  -----------  -----------  -----------  -----------
Construction loans                $  613,680   $  474,440    $ 368,961     $238,393   $ 114,853
Residential mortgage loans           529,147      282,059       63,546       74,862      70,659
Commercial - secured by real
  estate                             152,016      138,270      123,414       66,064      47,819
Consumer - secured by real
  estate                                 375          821          870        2,107       3,317
Consumer - other                      66,516       62,279       39,109       16,652      11,629
Commercial non-real estate            22,006       13,291       16,874        4,790       1,553
Loans on savings deposits              8,769        8,720       10,523       10,836       7,793
Land secured                          65,818       79,996       46,602       26,935      19,927
                                  ----------   ----------    ---------     --------   ---------
    Loans receivable, gross        1,458,327    1,059,876      669,899      440,639     277,550
                                  ----------   ----------    ---------     --------   ---------
Less:
    Undisbursed portion of
      loans in process                (9,771)      (9,420)     (10,302)     (35,134)    (40,571)
    Unearned interest and
      deferred loan fees, net        (17,998)     (18,132)      (9,484)      (2,476)     (3,655)
    Allowance for loan losses(1)     (19,709)      (9,982)      (6,000)      (4,838)     (2,140)
                                  ----------   ----------    ---------     --------   ---------
                                     (47,478)     (37,534)     (25,786)     (42,448)    (46,366)
                                  ----------   ----------    ---------     --------   ---------
    Loans receivable, net         $1,410,849   $1,022,342    $ 644,113     $398,191   $ 231,184
                                  ==========   ==========    =========     ========   =========

(1) Does not include $8.5 million, $8.26 million, $6.5 million, $4.5 million and $4.0 million of allowance for loan losses allocated to mortgage loans held for sale as of December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

The following table sets forth certain information as of December 31, 2003, regarding the dollar amount of Doral Financial's loans receivable portfolio based on the remaining contractual maturity. Expected maturities may differ from contractual maturities because of prepayments and other market factors. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

TABLE L - LOANS RECEIVABLE BY CONTRACTUAL MATURITIES

                                                                           AS OF DECEMBER 31, 2003
                                                     ---------------------------------------------------------------------
                                                          1 YEAR            1 TO 5            OVER 5
(In thousands)                                            OR LESS           YEARS             YEARS              TOTAL
                                                     ---------------    -------------    ---------------    --------------
Construction loans                                   $    425,146       $    183,290     $      5,244       $    613,680
Residential mortgage loans                                 16,138             20,247          492,762            529,147
Commercial - secured by real estate                        42,921             83,420           25,675            152,016
Consumer - secured by real estate                              84                291                -                375
Consumer - other                                           35,164             31,131              221             66,516
Commercial non-real estate                                 18,522              2,559              925             22,006
Loans on savings deposits                                   3,598              5,145               26              8,769
Land secured                                               18,223             44,714            2,881             65,818
                                                     ------------       ------------     ------------       ------------
    Loans receivable, gross                          $    559,796       $    370,797     $    527,734       $  1,458,327
                                                     ============       ============     ============       ============

[p.53]

Scheduled contractual amortization of loans receivable does not reflect the expected life of Doral Financial's loans receivable portfolio. The average life of these loans is substantially less than their contractual terms because of prepayments and, with respect to conventional mortgage loans, due-on-sale clauses, which give Doral Financial the right to declare a conventional mortgage loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when current mortgage loan rates are lower than rates on existing mortgage loans. Under the latter circumstance, the weighted-average yield on loans decreases as higher-yielding loans are repaid or refinanced at lower rates.

The following table sets forth the dollar amount of total loans receivable at December 31, 2003, as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.

TABLE M - LOANS RECEIVABLE BY FIXED AND FLOATING OR ADJUSTABLE RATES

                                                                      DUE AFTER ONE YEAR
                                                              -----------------------------------
                                                                                   FLOATING OR
                                              1 YEAR                               ADJUSTABLE-
(In thousands)                                OR LESS          FIXED-RATE             RATE                 TOTAL
---------------------------------------    ------------       ------------         ------------        ------------
Construction loans                         $    425,146       $     10,884         $    177,690        $    613,680
Residential mortgage loans                       16,138            490,383               22,626             529,147
Commercial - secured by real estate              42,921             97,140               11,955             152,016
Consumer - secured by real estate                    84                291                    -                 375
Consumer - other                                 35,164             31,309                   43              66,516
Commercial non-real estate                       18,522                 61                3,423              22,006
Loans on savings deposits                         3,598              5,171                    -               8,769
Land secured                                     18,223             19,412               28,183              65,818
                                           ============       ============         ============        ============
    Loans receivable, gross                $    559,796       $    654,611         $    243,920        $  1,458,327
                                           ============       ============         ============        ============

Doral Financial originates floating or adjustable and fixed interest-rate loans. Unlike its portfolio of residential mortgage loans held for sale, a significant portion of Doral Financial's construction and land loans and other commercial loans classified as loans receivable carry adjustable rates. At December 31, 2003, 2002 and 2001, approximately 40%, 52% and 69%, respectively, of Doral Financial's gross loans receivable were adjustable rate loans. The decrease in proportion of adjustable rate loans for 2003 and 2002 is due to the reclassification of approximately $212.0 million in fixed-rate non-conforming residential mortgage loans by Doral Bank - PR from mortgage loans held for sale to loans receivable in 2002. Loans with similar characteristics originated during 2003 by Doral Financial's banking units were classified as loans receivable. The adjustable rate loans have interest rate adjustment limitations and are generally tied to the prime rate, and often provide for a maximum and minimum rate beyond which the applicable interest rate will not fluctuate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Financial pays on the different funding sources used to finance these loans. Substantially all construction, commercial and land loans held by Doral Financial are adjustable rate loans maturing within 10 to 70 months. Note 10 to Doral Financial's Consolidated Financial Statements contains additional information with respect to Doral Financial's portfolio of loans receivable.

CREDIT RISKS RELATED TO LOAN ACTIVITIES

With respect to mortgage loans originated for sale as part of Doral Financial's mortgage banking business, Doral Financial is generally at risk for any mortgage loan default from the time it originates the mortgage loan until the time it sells the loan or packages it into a mortgage-backed security. With respect to FHA loans, Doral Financial is fully insured as to principal by the FHA against foreclosure loss. VA loans are guaranteed up to 25% to 50% of the principal amount of the loan subject to a maximum, ranging from $22,500 to $50,750 in addition to the mortgage collateral. Loan-to-value ratios for residential mortgage loans generally do not exceed 80% (85% for certain qualifying home purchase transactions through Doral Bank - PR) unless private mortgage insurance is obtained.

In the ordinary course of business, Doral Financial sells some loans on a partial or full recourse basis. When the Company sells a loan with recourse, it commits, if the loan defaults, to make payments to remedy the default

[p.54]

or to repurchase the defaulted loan. See "Off-Balance Sheet Activities" for more information regarding recourse obligations.

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

Doral Financial manages credit risk by maintaining sound underwriting standards, monitoring the quality of the loan portfolio, assessing reserves and loan concentrations, recruiting qualified credit officers, implementing and monitoring lending policies and collateral requirements, maintaining appropriate collection procedures and procedures to ensure appropriate actions to comply with laws and regulations. Doral Financial's collateral requirements for loans depend on the financial strength of the borrower and the type of loan involved. Acceptable collateral principally includes cash, deposit and investment accounts and real estate, and, to a lesser extent, liens on accounts receivable, leases receivable, inventory and personal property. In the case of non-conforming loans sold subject to recourse, Doral Financial also generally requires lower loan-to-value ratios to protect itself from possible losses on foreclosure.

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

NON-PERFORMING ASSETS AND ALLOWANCE FOR LOAN LOSSES

Non-performing assets ("NPAs") consist of loans past due 90 days and still accruing, loans on a non-accrual basis and other real estate owned. Conventional mortgage loans held for sale by Doral Financial's mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than 180 days to the extent concern exists as to ultimate collectibility based on the loan-to-value ratio. When the loan is placed on non-accrual, all accrued but unpaid interest to date is fully reserved. Doral Financial believes that its non-accrual policy for mortgage loans held for sale in its mortgage banking units is reasonable, because these loans are adequately secured by real estate, generally have low loan-to-value ratios, and the amounts due on the loans have historically been recovered through the sale of the property after foreclosure or negotiated settlements with borrowers. Doral Financial's banking subsidiaries place all loans more than 90 days past due on a non-accrual basis, at which point a reserve for all unpaid interest previously accrued is established. Interest income is recognized when the borrower makes a payment, and the loan will return to an accrual basis when it is no longer more than 90 days delinquent and collectibility is reasonably assured. As of December 31, 2003, 2002, 2001, 2000 and 1999, Doral Financial would have recognized $7.5 million, $5.8 million, $2.0 million, $911,000, and $393,000, respectively, in additional interest income had all delinquent loans been accounted for on an accrual basis.

The following table sets forth information with respect to Doral Financial's non-accrual loans, other real estate-owned ("OREO") and other non-performing assets as of the dates indicated. Doral Financial did not have any troubled debt restructuring as of any of the years presented.

[p.55]

TABLE N - NON-PERFORMING ASSETS

                                                                                       AS OF DECEMBER 31,
                                                       -----------------------------------------------------------------------------
(Dollars in thousands)                                      2003           2002             2001            2000            1999
---------------------------------------------------    --------------  -------------   --------------  --------------   ------------
Mortgage banking business:
    Non-accrual loans:
       Construction loans                              $      2,901    $        497     $       705     $     1,155     $         -
       Residential mortgage loans(1)                         20,818          17,153           3,742               -               -
    Construction loans past due 90 days and still
      accruing                                                    -           2,413               -               -               -
    Loans held for sale past due 90 days and
      still accruing(2)                                      62,270          60,054          55,966          53,288          44,030
    OREO                                                     18,176          12,375           7,924           5,936           3,834
                                                       ------------    ------------     -----------     -----------     -----------
    Total NPAs of mortgage banking business                 104,165          92,492          68,337          60,379          47,864
                                                       ------------    ------------     -----------     -----------     -----------

Other lending activities through banking
 subsidiaries:
    Non-accrual loans:
       Construction loans                                     1,503             638           1,184           1,029               -
       Residential mortgage loans                            11,664           8,746           5,276           4,965           3,731
       Commercial real estate loans                           5,166           5,152           1,651           1,513             567
       Consumer loans                                         1,681           1,152             463             312             205
       Commercial non-real estate loans                         586             676             418             178               -
       Land loans                                                 -               -              70               -               -
                                                       ------------    ------------     -----------     -----------     -----------

Total non-accrual loans                                      20,600          16,364           9,062           7,997           4,503

OREO                                                          1,077             682             490             322              76
                                                       ------------    ------------     -----------     -----------     -----------

Total NPAs of banking subsidiaries                           21,677          17,046           9,552           8,319           4,579
                                                       ------------    ------------     -----------     -----------     -----------

Total NPAs of Doral Financial (consolidated)           $    125,842    $    109,538     $    77,889     $    68,698     $    52,443
                                                       ============    ============     ===========     ===========     ===========
Total NPAs of banking subsidiaries as a
  percentage of their loan portfolios, net and
  OREO                                                         0.76%           0.62%           0.44%           0.65%           0.61%

Total NPAs of Doral Financial as a percentage of
  consolidated total assets                                    1.21%           1.30%           1.16%           1.26%           1.16%

Total non-performing loans to total loans                      3.13%           2.99%           3.56%           3.56%           3.89%

Ratio of allowance for loan losses to total
   non-performing loans at end of year
  (consolidated)                                              26.47%          18.91%          17.95%          15.03%          12.64%

(1) During the second quarter of 2002, the Company adopted a new policy in which mortgage loans held for sale by its mortgage banking units are placed on a non-accrual basis after they are delinquent for more than 180 days to the extent that the loan-to-value ratio indicates that there is a concern as to ultimate collectibility of the loan. From the beginning of 2001 until the second quarter of 2002, mortgage loans held for sale by Doral Financial's mortgage banking units were placed on a non-accrual basis if they had been delinquent for over a year and if the loan-to-value ratio indicated concern as to ultimate collectibility of the loan. Prior to 2001, Doral Financial did not place mortgage loans held for sale in its mortgage banking units on a non-accrual basis following default.

(2) Does not include approximately $10.4 million, $13.4 million, $12.7 million, $26.5 million and $26.1 million of 90 days past due FHA/VA loans as of December 31, 2003, 2002, 2001, 2000 and 1999, respectively, which are not considered non-performing assets by Doral Financial because the principal balance of these loans is insured or guaranteed under applicable FHA and VA programs and interest is, in most cases, fully recovered in foreclosure proceedings.

[p.56]

Doral Financial believes that the value of the OREO reflected on its financial statements represents a reasonable estimate of the properties' fair values, net of disposition costs. The fair value of the OREO is normally determined on the basis of periodic appraisals prepared by licensed real estate appraisers.

The following table summarizes certain information regarding Doral Financial's allowance for loan losses and losses on OREO, for both Doral Financial's banking and mortgage banking businesses for the years indicated.

TABLE O - ALLOWANCE FOR LOAN LOSSES AND OREO

                                                                          AS OF DECEMBER 31,
                                                 --------------------------------------------------------------------
        (Dollars in thousands)                     2003           2002           2001           2000           1999
---------------------------------------          --------       --------       --------       --------       --------
Allowance for OREO losses:
    Balance at beginning of year                 $  2,772       $  1,365       $  1,530       $    910       $  1,011
    Provision for losses                            2,850          2,809            969            765            620
    Net losses, charge-offs and others             (2,247)        (1,402)        (1,134)          (145)          (721)
                                                 --------       --------       --------       --------       --------
    Balance at end of year                       $  3,375       $  2,772       $  1,365       $  1,530       $    910
                                                 ========       ========       ========       ========       ========

Allowance for loan losses:(1)
    Balance at beginning of year                 $ 18,243       $ 12,472       $  9,387       $  6,136       $  5,166
    Provision for loan losses                      14,085          7,429          4,445          4,078          2,626
                                                 --------       --------       --------       --------       --------

    Charge-offs:
       Mortgage loans held for sale                  (426)          (103)          (584)          (201)        (1,480)
       Construction loans                            (699)             -              -              -              -
       Residential mortgage loans                     (13)             -              -            (24)             -
       Commercial real estate loans                     -              -              -              -              -
       Consumer loans                              (2,956)        (1,500)          (694)          (529)          (477)
       Commercial non-real estate loans              (417)          (103)           (91)          (239)           (17)
       Other                                            -           (116)           (42)          (122)           (40)
                                                 --------       --------       --------       --------       --------
    Total Charge-offs                              (4,511)        (1,822)        (1,411)        (1,115)        (2,014)
                                                 --------       --------       --------       --------       --------

    Recoveries:
       Mortgage loans held for sale                     -              -              -             14            294
       Construction loans                               2              -              -              -              -
       Residential mortgage loans                       -             14              -            103              -
       Commercial real estate loans                     -              1              -              -              -
       Consumer loans                                 234            155            161            115             64
       Commercial non-real estate loans                 8             15             37             50              -
       Other                                            -             11              -              6              -
                                                 --------       --------       --------       --------       --------
    Total recoveries                                  244            196            198            288            358
                                                 --------       --------       --------       --------       --------
    Net charge-offs                                (4,267)        (1,626)        (1,213)          (827)        (1,656)
                                                 --------       --------       --------       --------       --------
    Other adjustments                                 150            (32)          (147)             -              -
                                                 --------       --------       --------       --------       --------
    Balance at end of year                       $ 28,211       $ 18,243       $ 12,472       $  9,387       $  6,136
                                                 ========       ========       ========       ========       ========

Allowance for loan losses as a percentage of
  total loans outstanding at the end of year         0.83%          0.57%          0.48%          0.54%          0.49%

Net charge-offs to average loans outstanding         0.13%          0.06%          0.06%          0.05%          0.15%

(1) Includes the allowance of mortgage loans held for sale of $8.5 million, $8.26 million, $6.5 million, $4.5 million and $4.0 million as of December 31, 2003, 2002, 2001, 2000 and 1999, respectively, and the allowance for loans receivable held for investment of $19.7 million, $9.98 million, $6.0 million, $4.8 million and $2.1 million as of December 31, 2003, 2002, 2001, 2000 and 1999, respectively.

[p.57]

The following table sets forth information concerning the allocation of Doral Financial's allowance for loan losses by loan category and the percentage of loans in each category to total loans as of the dates indicated:

TABLE P - ALLOCATION OF ALLOWANCE FOR LOAN LOSSES

                                                                          AS OF DECEMBER 31,
                               --------------------------------------------------------------------------------------------------
(Dollars in thousands)                2003                  2002               2001                2000               1999
----------------------------   -------------------   -----------------   -----------------   -----------------   ----------------
                               AMOUNT      PERCENT   AMOUNT    PERCENT   AMOUNT    PERCENT    AMOUNT   PERCENT   AMOUNT   PERCENT
                               -------     -------   -------   -------   -------   -------   -------   -------   ------   -------
Mortgage loans held for sale   $ 8,502        58%    $ 8,261      68%    $ 6,472      75%    $ 4,549      77%    $3,996      81%
Loans receivable:
    Construction                 8,027        18%      2,837      15%      3,305      14%      2,617      11%       885       6%
    Residential mortgage
      loans                      6,316        15%      2,184       8%        569       2%        822       4%       545       5%
    Commercial real estate       1,806         4%      2,279       4%      1,105       5%        725       4%       369       4%
    Consumer - secured by
      mortgage                      12         0%          2       0%          8       0%         23       0%        25       0%
    Consumer - other             1,810         2%      2,570       2%        350       1%        183       1%        90       1%
    Commercial non-real
      estate                       411         1%         98       0%        151       1%         53       0%        12       0%
    Loans on savings
      deposits                     236         0%         12       0%         94       0%        119       1%        60       1%
    Land secured                 1,091         2%          -       3%        418       2%        296       2%       154       2%
                               -------       ---     -------     ---     -------     ---     -------     ---     ------     ---
       Total                   $28,211       100%    $18,243     100%    $12,472     100%    $ 9,387     100%    $6,136     100%
                               =======       ===     =======     ===     =======     ===     =======     ===     ======     ===

The allowance for loan losses relating to loans held by Doral Financial was $28.2 million at December 31, 2003, compared to $18.2 million at December 31, 2002 and $12.5 million as of December 31, 2001. The increase in the allowance was primarily a result of a larger loan portfolio as well as an increase in and seasoning of the construction loan portfolio that carries greater credit risk. The increase also reflects an increase in non-performing loans as well as an increase in the allowance for construction loans in light of current economic conditions.

The percentage of the allowance for loan losses to non-performing loans will not remain constant due to the nature of Doral Financial's portfolio of loans that are primarily collateralized by real estate. The collateral for each non-performing mortgage loan is analyzed to determine potential loss exposure, and, in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions, and other appropriate data to identify the risks in the loan portfolio. Residential mortgage loans and consumer loans are generally evaluated as a group of homogeneous loans, while past due construction and commercial loans are evaluated for impairment individually, generally based on the fair values of the collateral. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged-off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary if economic conditions change substantially from the expectations used by Doral Financial in determining the allowance for loan losses.

INVESTMENT AND TRADING ACTIVITIES

As part of its mortgage securitization activities, Doral Financial is involved in the purchase and sale of mortgage-backed securities held for trading. Doral Financial also engages in purchases and sales of whole loans and securities primarily through its international banking entities. At December 31, 2003, Doral Financial held securities for trading with a fair market value of $944.2 million, approximately $290.2 million, which consisted of Puerto Rico tax-exempt GNMA securities. These tax-exempt securities are generally held by Doral Financial for longer periods prior to sale in order to maximize the tax-exempt interest received thereon. Securities held for trading are reflected on Doral Financial's Consolidated Financial Statements at

[p.58]

their fair market value with resulting gains or losses included in current period earnings as part of trading activities. The fair values of Doral Financial's tax-exempt GNMA securities are based on quotations obtained from local broker-dealers after adjusting such amounts for such factors as liquidity and the prices of U.S. GNMAs. Refer to "Critical Accounting Policies - Valuation of Trading Securities and Derivatives" for additional information on how Doral Financial determines the fair values of its trading securities.

As part of its strategy to diversify its revenue sources and maximize net interest income, Doral Financial also invests in securities that are classified as available for sale or held to maturity. As of December 31, 2003, Doral Financial held $2.9 billion of investment securities that were classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains or losses included in stockholders' equity and reported as "Accumulated other comprehensive income (loss), net of income tax," in Doral Financial's Consolidated Financial Statements. At December 31, 2003, Doral Financial had unrealized losses in other comprehensive income (loss) of $58.9 million, compared to unrealized losses of $7.7 million at December 31, 2002. As of December 31, 2003, Doral Financial held approximately $1.6 billion in securities that are classified as held to maturity and reported at amortized cost.

The following table summarizes Doral Financial's securities holdings as of December 31, 2003.

TABLE Q - INVESTMENT SECURITIES

                                                     HELD FOR             AVAILABLE           HELD TO
(In thousands)                                       TRADING               FOR SALE           MATURITY
--------------                                     ------------          ------------       ------------
Mortgage-backed securities                         $    346,597          $    988,778       $     53,951
Interest-only strips                                    578,124                     -                  -
U.S. Treasury and agency securities                         500             1,861,820          1,568,328
Puerto Rico government obligations                        5,646                     -             15,235
Other                                                    13,283                     -              3,395
                                                   ------------          ------------       ------------
     Total                                         $    944,150          $  2,850,598       $  1,640,909
                                                   ============          ============       ============

For additional information regarding the composition of Doral Financial's investment securities, please refer to Notes 5, 6 and 7 of Doral Financial's Consolidated Financial Statements.

LIQUIDITY AND CAPITAL RESOURCES

Doral Financial has an ongoing need for capital to finance its lending, servicing and investing activities. This need is expected to increase as the volume of loan originations and investing activity increases. Doral Financial's cash requirements arise mainly from loan originations and purchases, purchases and holding of securities, repayments of debt upon maturity, payments of operating and interest expenses, servicing advances and loan repurchases pursuant to recourse or warranty obligations.

Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and to mortgage loans sold to certain other investors, require Doral Financial to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. While Doral Financial generally recovers funds advanced pursuant to these arrangements within 30 days, it must absorb the cost of the funds it advances during the time the advance is outstanding. At December 31, 2003 and 2002, advanced to investors was $25.8 million and $15.9 million, respectively. During each of the years ended December 31, 2003 and 2002, the monthly average amount of funds advanced by Doral Financial under such servicing agreements was approximately $16.8 million and $10.6 million, respectively. To the extent the mortgage loans underlying Doral Financial's servicing portfolio experience increased delinquencies, Doral Financial would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts. In recent years, Doral Financial has sold pools of delinquent FHA and VA mortgage loans. Under these arrangements, as under GNMA servicing requirements, Doral Financial is required to advance the scheduled payments whether or not collected from the underlying borrower. While Doral Financial expects to recover the amounts advanced through foreclosure or under applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of the delinquent status of the loans. As of

[p.59]

December 31, 2003, the outstanding principal balance of such FHA/VA loans was $261.4 million and the aggregate monthly average amount of funds advanced by Doral Financial was $14.6 million. During the years ended December 31, 2003 and 2002, Doral Financial sold approximately $134.7 million and $126.8 million, respectively, of residential FHA-insured or VA-guaranteed delinquent loans.

When Doral Financial sells mortgage loans to third parties it generally makes customary representations and warranties regarding the characteristics of the loans sold. To the extent Doral Financial breaches any of these warranties, investors are generally entitled to obligate Doral Financial to repurchase the loan subject of the breach.

In addition to its servicing and warranty obligations, Doral Financial's loan sale activities include the sale of some non-conforming mortgage loans subject to recourse arrangements that generally obligate Doral Financial to repurchase the loans if the loans are 90 days or more past due or otherwise in default. To the extent the delinquency ratios of the loans sold subject to recourse are greater than anticipated and Doral Financial is required to repurchase more loans than anticipated, Doral Financial's liquidity requirements would increase. See "Off-Balance Sheet Activities" for additional information on these arrangements.

Doral Financial's primary sources of liquidity are revenues from operations, loan sales in the secondary mortgage market, deposits, advances from the FHLB-NY, short-term borrowings under warehouse, gestation and repurchase agreement lines of credit secured by pledges of its loans and mortgage-backed securities. Other sources of liquidity include proceeds from privately placed and publicly offered debt and equity financings in the capital markets. During 2003, Doral Financial sold 1,380,000 shares of its 4.75% Perpetual cumulative convertible preferred stock (liquidation preference $250 per share) in a private offering to qualified institutional buyers pursuant to Rule 144A. The net proceeds to Doral Financial after the underwriting discounts and expenses were approximately $336.5 million. The Company expects to use approximately $200 million of the net proceeds of the offering to repay its 8.5% medium-term notes due on July 8, 2004, and to use the remainder of the net proceeds for general corporate purposes.

The table below shows Doral Financial's sources of borrowings and the related average interest rate as of December 31, 2003 and 2002. Refer to Notes 16 and 18 to Doral Financial's Consolidated Financial Statements for additional information regarding Doral Financial's repurchase agreements and warehouse lines of credit.

TABLE R - SOURCES OF BORROWINGS

                                                             AS OF DECEMBER 31,
                                                     2003                              2002
                                        ---------------------------     ------------------------------
                                           AMOUNT           AVERAGE        AMOUNT              AVERAGE
(In thousands)                          OUTSTANDING          RATE        OUTSTANDING            RATE
----------------------                  ------------        -------     ------------           -------
Deposits                                $  2,971,272          2.38%     $  2,217,211             2.85%
Repurchase Agreements                      3,602,942          2.46%        2,733,339             3.46%
Advances from the FHLB                     1,206,500          3.89%        1,311,500             3.93%
Loans Payable                                178,334          2.12%          211,002             2.62%
Notes Payable                                602,581          7.76%          621,303             7.75%

Doral Financial had warehousing, gestation and repurchase agreement lines of credit (including advances from the FHLB-NY) totaling $10.8 billion as of December 31, 2003, of which $5.0 billion was outstanding under these facilities at year end. Of the aggregate amount of funding available under Doral Financial's warehousing and repurchase lines of credit, approximately $2.3 billion represented committed facilities under which the lender is committed to advance funds subject to compliance with various conditions. The remaining funding was available under uncommitted lines pursuant to which advances are made at the discretion of the lender. Doral Financial's committed lines of credit generally require Doral Financial to comply with various financial covenants and ratios. Failure to comply with any of these covenants permits the lender to require immediate repayment of all amounts previously advanced and to stop making further advances to Doral Financial. As of December 31, 2003, Doral Financial was in compliance with all such financial covenants and ratios.

[p.60]

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

Doral Financial maintains a considerable investment in MSRs and IOs generated as part of its mortgage sale activities. While the servicing assets and IOs are recorded at the time of sale of the related mortgage loans, the cash related to such retained interest is received over the life of the asset and, therefore, does not generally provide immediate liquidity that is available to Doral Financial to fund its operations or to pay dividends.

Doral Financial's banking subsidiaries obtain funding for their lending activities through the receipt of deposits, FHLB-NY advances and from other borrowings, such as term notes backed by FHLB-NY letters of credit. As of December 31, 2003, Doral Financial's banking subsidiaries held approximately $3.0 billion in deposits at a weighted-average interest rate of 2.38%. For additional information regarding deposit accounts and FHLB-NY advances see Notes 15 and 17 to Doral Financial's Consolidated Financial Statements.

The following table presents the average balance and the annualized average rate paid on each deposit type for the years indicated.

TABLE S - AVERAGE DEPOSIT BALANCE

                                                                      YEAR ENDED DECEMBER 31,
                               ---------------------------------------------------------------------------------------------------
(Dollars in thousands)                     2003                                2002                                2001
-------------------------      ----------------------------      ----------------------------       ------------------------------
                                 AVERAGE           AVERAGE          AVERAGE          AVERAGE           AVERAGE           AVERAGE
                                 BALANCE            RATE            BALANCE           RATE             BALANCE             RATE
                               ------------        -------       ------------        -------        ------------         -------
Certificates of deposit        $  1,535,835          3.12%       $  1,168,984          3.84%        $    904,910           4.87%
Regular passbook savings            268,990          2.51%            183,074          2.81%             101,038           4.33%
NOW accounts                        497,277          2.19%            411,837          2.23%             299,486           2.80%
Non-interest bearing                349,531             -             273,708             -              177,862              -
                               ------------          ----        ------------          ----         ------------           ----
           Total deposits      $  2,651,633          2.83%       $  2,037,603          3.57%        $  1,483,296           4.75%
                               ============          ====        ============          ====         ============           ====

[p.61]

The following table sets forth the maturities of certificates of deposit having principal amounts of $100,000 or more at December 31, 2003.

TABLE T - DEPOSIT MATURITIES

(Dollars in thousands)                                        AMOUNT
----------------------------------                         ------------
Certificates of deposit maturing:
    Three months or less                                   $    277,403
    Over three through six months                                78,512
    Over six through twelve months                              165,788
    Over twelve months                                          893,227
                                                           ------------
Total                                                      $  1,414,930
                                                           ============

As of December 31, 2003 and 2002, Doral Financial's retail banking subsidiaries had approximately $985.3 million and $654.5 million, respectively, in brokered deposits obtained through broker-dealers. Brokered deposits are used by Doral Financial's banking subsidiaries as a source of long-term funds. Brokered deposits, however, are generally considered a less stable source of funding than core deposits obtained through retail bank branches. Brokered-deposit investors are generally very sensitive to interest rates and will generally move funds from one depository institution to another based on minor differences in rates offered on deposits.

Doral Financial's banking subsidiaries, as members of the FHLB-NY, have access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of total assets. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value of 110% of the advances or reimbursement obligations. At December 31, 2003, Doral Financial's banking subsidiaries had $1.2 billion in outstanding advances from the FHLB-NY at a weighted-average interest rate cost of 3.89%. See Note 17 to Doral Financial's Consolidated Financial Statements for additional information regarding such advances.

Doral Financial expects that it will continue to have adequate liquidity, financing arrangements and capital resources to finance its operations. Doral Financial will continue to explore alternative and supplementary methods of financing its operations, including both debt and equity financings. There can be no assurance, however, that Doral Financial will be successful in consummating any such transactions.

REGULATORY CAPITAL RATIOS

As of December 31, 2003, Doral Financial, Doral Bank - PR and Doral Bank - NY were in compliance with all the regulatory capital requirements that were applicable to them as a financial holding company, state non-member bank and federal savings bank, respectively (i.e., total capital and Tier 1 capital to risk-weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%). Set forth below are Doral Financial's and its banking subsidiaries' regulatory capital ratios as of December 31, 2003, based on existing Federal Reserve, FDIC and OTS guidelines.

TABLE U - REGULATORY CAPITAL RATIOS

                                                                                      DORAL FINANCIAL BANKING SUBSIDIARIES
                                                                                 ---------------------------------------------
                                                                                                                       WELL-
                                                                  DORAL             DORAL            DORAL         CAPITALIZED
                                                                FINANCIAL          BANK-PR          BANK-NY          MINIMUM
                                                                ---------          -------          -------        -----------
Total capital (Total capital to risk-weighted assets)              22.7%            18.6%            23.7%             10.0%
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)      22.3%            17.9%            23.5%              6.0%
Leverage ratio(1)                                                  14.6%             6.5%             9.2%              5.0%

(1) Tier 1 capital to average assets in the case of Doral Financial and Doral Bank-PR and Tier 1 capital to adjusted total assets in the case of Doral Bank
- NY.

As of December 31, 2003, Doral Bank - PR and Doral Bank - NY were considered well-capitalized banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. To be considered a well-capitalized institution under the FDIC's regulations, an institution must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10% and not be subject to any written agreement or directive to meet a specific capital ratio.

[p.62]

Failure to meet minimum regulatory capital requirements could result in the initiation of certain mandatory and additional discretionary actions by banking regulators against Doral Financial and its banking subsidiaries that, if undertaken, could have a material adverse effect on Doral Financial.

On November 29, 2001, the federal banking and thrift regulatory agencies adopted a final rule that changes the regulatory capital treatment of recourse obligations, residual interests and direct credit substitutes. The rule imposes a new dollar-for-dollar capital requirement on residual interests retained in sale or securitization transactions and a 25% limit on the amount of Tier 1 capital that may consist of credit-enhancing, interest-only strips, a subset of residual interests. Currently, Doral Financial classifies most of the IOs retained in connection with the sale of its non-conforming loans as credit-enhancing interest-only strips under the rule and thus are subject to a dollar-for-dollar capital requirement for risk-based capital purposes and to the 25% concentration limit for Tier 1 capital purposes. The capital ratios set forth above incorporate the impact of the capital rule for IOs.

The rule clarifies that, subject to certain exceptions, the entire amount of assets sold with recourse, not just the contractual amount of the recourse obligation, is converted into an on-balance sheet credit equivalent amount for risk-based capital requirements. The credit equivalent amount, less any recourse liability reflected on the balance sheet, is then risk weighted for purposes of applying the applicable capital requirement. The risk weighting for residential mortgage loans is currently 50%. As of December 31, 2003, Doral Financial's outstanding balance of loans sold with full or partial recourse was $2.4 billion.

Substantially all of Doral Financial's recourse obligations and IOs are recorded at the holding company level and, accordingly, the rule only impacts the regulatory requirements applicable to Doral Financial as a financial holding company and has no impact on the banking subsidiaries. While the impact of this rule is to reduce Doral Financial's regulatory capital ratios at the holding company level, Doral Financial anticipates that it will continue to comply with all applicable capital requirements.

Doral Securities is subject to regulatory capital requirements imposed by the SEC. At December 31, 2003, Doral Securities was in compliance with its applicable regulatory capital requirement.

ASSETS AND LIABILITIES

At December 31, 2003, Doral Financial's total assets were $10.4 billion, compared to $8.4 billion at December 31, 2002. The increase in assets was due primarily to an increase in the investment securities portfolio of approximately $2.4 billion and a net increase in the loan portfolio of approximately $171.7 million, which were offset in part by a decrease of $547.1 million in money market investments resulting from replacement of short-term investments with higher-yielding investment securities. Total liabilities were $8.8 billion at December 31, 2003, compared to $7.4 billion at December 31, 2002. The increase in liabilities was largely the result of an increase in deposit accounts and securities sold under agreements to repurchase that were used to fund Doral Financial's increase in assets. Such increase was offset in part by a decrease of $98.5 million in accounts payable from investment purchases. At December 31, 2003, deposit accounts totaled $3.0 billion, compared to $2.2 billion at December 31, 2002. As of December 31, 2003, Doral Financial's banking subsidiaries had $7.2 billion in assets (before intersegment eliminations), compared to $5.5 billion at December 31, 2002.

OFF-BALANCE SHEET ACTIVITIES

In the ordinary course of business, loans that do not qualify for the insurance or guarantee programs of FHA and VA, or the sale or exchange programs of FNMA or FHLMC ("non-conforming loans"), including loans secured by multifamily projects, are often sold to investors on a partial or full recourse basis. Recourse is generally limited to a period of time (generally 24 months) or a percentage up to a 15% of the principal amount of the loans sold. Doral Financial retains part or all of the credit risk associated with such loans after sale. Doral Financial's contingent obligation with respect to such recourse provision is not reflected on Doral Financial's Consolidated Financial Statements. As of December 31, 2003, the outstanding principal balance of loans sold subject to full recourse or partial recourse was $2.4 billion. As of such date, the maximum principal amount in loans that Doral Financial would have been required to repurchase if all loans subject to recourse defaulted was $1.9 billion. As of December 31, 2003, Doral Financial maintained a reserve of $3.7 million for potential losses from such recourse agreements, which is included in "Accrued expenses and other liabilities" in Doral Financial's Consolidated Financial Statements. During 2003, Doral Financial repurchased approximately $115.3 million of loans subject to recourse. Historically, losses on recourse obligation have not been significant. As of December 31, 2003, approximately $119.0 million

[p.63]

or 5% of the principal amount in loans sold with recourse were 60 days or more past due.

Doral Financial is a party to financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell mortgage-backed securities and loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The contractual amount in these instruments reflects the extent of involvement Doral Financial has in particular classes of financial instruments. Doral Financial's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount in these instruments. Doral Financial uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At December 31, 2003, commitments to extend credit and commercial and financial standby letters of credit amounted to approximately $395.6 million and $3.3 million, respectively, and commitments to sell mortgage-backed securities and loans amounted to approximately $1.2 billion. Management believes that Doral Financial has the ability to meet these commitments, and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

CONTRACTUAL OBLIGATIONS AND OTHER COMMERCIAL COMMITMENTS

The tables below summarize Doral Financial's contractual obligations, on the basis of contractual maturity or first call date, whichever is earlier, and other commercial commitments as of December 31, 2003.

TABLE V - CONTRACTUAL OBLIGATIONS

(In thousands)                                                        PAYMENT DUE BY PERIOD
---------------------------------------------    --------------------------------------------------------------
                                                               LESS THAN                               AFTER 5
CONTRACTUAL OBLIGATIONS                            TOTAL        1 YEAR      1-3 YEARS    3-5 YEARS      YEARS
---------------------------------------------    ----------   ----------   ----------   ----------   ----------
Deposits                                         $2,971,272   $2,051,144   $  543,444   $  376,253   $      431
Repurchase and warehousing lines of credit (1)    3,781,276    3,075,851      240,625      464,800            -
Advances from the FHLB (1)                        1,206,500      554,500      555,000       97,000            -
Notes payable                                       602,581      212,237       92,025       12,718      285,601
Other liabilities and obligations                   244,927      179,927       22,000       22,000       21,000
Non-cancelable operating leases                      58,708        5,694       10,244        9,752       33,018
                                                 ----------   ----------   ----------   ----------   ----------
Total Contractual Cash Obligations               $8,865,264   $6,079,353   $1,463,338   $  982,523   $  340,050
                                                 ==========   ==========   ==========   ==========   ==========

(1) Includes $1.6 billion of repurchase agreements with an average rate of 4.39% and $872.5 million in advances from the FHLB-NY with an average rate of 4.50% for which the lenders have the right to call before their contractual maturities. The majority of such repurchase agreements and advances from the FHLB-NY are included on the less than 1 year category in the above table but have actual contractual maturities ranging from October 2004 to March 2013. They are included on the first call date basis because increases in interest rates over the average rate of the Company's callable borrowings may induce the lenders to exercise their call right.

TABLE W - OTHER COMMERCIAL COMMITMENTS(1)

(In Thousands)                                                AMOUNT OF COMMITMENT EXPIRATION PER PERIOD
--------------------------------------------------   --------------------------------------------------------------
                                                       TOTAL
                                                       AMOUNT      LESS THAN                               AFTER 5
OTHER COMMERCIAL COMMITMENTS                         COMMITTED      1 YEAR      1-3 YEARS   3-5 YEARS      YEARS
--------------------------------------------------   ----------   ----------   ----------   ----------   ----------
Commitments to extend credit                         $  395,649   $  230,717   $  164,658   $        5   $      269
Commitments to sell mortgage-backed securities and
  loans                                               1,185,076    1,185,076            -            -            -
Commercial and financial standby letters of credit        3,267        3,267            -            -            -
Standby repurchase (recourse) obligations             1,934,567      527,937      876,036          384      530,210
                                                     ----------   ----------   ----------   ----------   ----------
           Total                                     $3,518,559   $1,946,997   $1,040,694   $      389   $  530,479
                                                     ==========   ==========   ==========   ==========   ==========

(1) Refer to "Off-Balance Sheet Activities" for additional information regarding other commercial commitments of Doral Financial.

[p.64]

INTEREST RATE RISK MANAGEMENT

General. Interest rate fluctuation is the primary market risk affecting Doral Financial. Changes in interest rates can affect the volume of mortgage loan originations, the net interest income earned on Doral Financial's portfolio of loans and securities, the amount of gain on sale of loans, and the value of Doral Financial's servicing assets and loan and securities holdings.

Lower interest rates tend to increase demand for mortgage loans for home purchases as well as the demand for refinancing of existing mortgages. Higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans. Increases in rates could also reduce demand for refinance loans. A substantial portion of Doral Financial's total mortgage loan originations have consistently been composed of refinance loans. For the years ended December 31, 2003, 2002 and 2001, refinanced loans represented approximately 62%, 57% and 56%, respectively, of Doral Financial's total dollar volume of mortgage loans originated internally. As a result, higher interest rates may adversely affect the volume of loan originations and income related to mortgage loan sales. Although a significant portion of Doral Financial's refinance loans are for debt consolidation purposes and, therefore, not as sensitive to increases in interest rates, a significant future increase in mortgage interest rates in Puerto Rico could adversely affect Doral Financial's business if it results in a significant decrease in refinancing of mortgage loans.

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

Non-conforming conventional loans are normally sold in bulk to local financial institutions through forward commitments. The sale of non-conforming conventional loans normally takes longer than the sale of conforming mortgage loans. Accordingly, Doral Financial attempts to manage this market risk through the purchase of listed options on U.S. Treasury futures contracts as well as through the purchase of option contracts in the over-the-counter market on other interest rate-sensitive instruments and interest rate collars, which tend to increase in value when interest rates increase. Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date for a specified price. Futures are commitments to either purchase or sell designated instruments (such as U.S. Treasury note contracts or Eurodollar certificates of deposit) at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked to market daily and are subject to initial and maintenance margin requirements. Interest rate collars protect against rising interest rates, but generally limit the benefits of rising rates. An interest rate collar is a derivative instrument for which an investor pays a fixed premium that entitles the investor to receive payments so long as interest rates fluctuate within a defined range.

Doral Financial normally holds Puerto Rico tax-exempt GNMA securities for longer periods prior to sale to maximize tax-exempt interest income. Because of their tax-exempt status, prices for Puerto Rico tax-exempt GNMA securities tend to be more stable than for U.S. taxable GNMA securities. This relative price stability for Puerto Rico GNMA securities allows Doral Financial to carry out a less aggressive hedging strategy to attempt to protect the value of these assets than what might otherwise be required for U.S. GNMA securities. Doral Financial seeks to protect itself from the market risk associated with its inventory of GNMA securities by purchasing listed options on U.S. Treasury bond futures contracts and other interest rate-sensitive instruments, as well as purchasing options on U.S. GNMA securities in the over-the-counter market.

With respect to Puerto Rico GNMA securities that are originated by Doral Financial and do not qualify for Puerto Rico tax exemption, Doral Financial implements

[p.65]

a less aggressive hedging strategy because it intends to sell such securities in the U.S. market as soon as practicable following completion of the securitization process, typically through forward commitments.

Declines in interest rates can adversely affect Doral Financial's revenues by increasing prepayment rates and causing an increase in the amortization of servicing assets, or causing an impairment to be recognized with respect to such assets and adversely affecting the value of its IOs. Moreover, increased prepayment rates can reduce Doral Financial's servicing income by decreasing the size of Doral Financial's servicing portfolio. Traditionally, Doral Financial has not actively used synthetic hedge devices to protect its servicing income or the value of its servicing assets from the risks presented by interest rate declines. The structure of Doral Financial's balance sheet serves to hedge in part the sensitivity of its servicing income to decreases in interest rates because the market value of Doral Financial's large portfolio of fixed-rate residential mortgage loans and mortgage-backed securities tends to increase in value when interest rates decline. Doral Financial also seeks to reduce the sensitivity of its servicing income and the value of its servicing asset by maintaining a strong retail origination network that has allowed Doral Financial to increase the size of its servicing portfolio even during periods of high prepayments, such as those experienced during 1993, 1998, 2001, 2002 and 2003.

The net interest income of Doral Financial is also subject to interest rate risk because its interest-earning assets and interest-bearing liabilities reprice at different times and at varying amounts. Most of Doral Financial's interest-earning assets, including its mortgage loans and mortgage-backed securities, are fixed-rate, long-term, interest-earning assets that are not subject to repricing (except for the replacement of assets through repayments, sales and new originations) while the borrowings used to finance these positions normally reprice on a periodic basis (e.g., daily, monthly, quarterly, etc.). Doral Financial manages the risk to its net interest income through a combination of the internal management of the composition of its assets and liabilities and through the use of hedging instruments. Internal asset-liability management practices include the attraction of longer-term funds through the use of long-term repurchase agreements and other borrowings such as senior notes, term notes, FHLB-NY advances and long-term certificates of deposit, including brokered certificates of deposit. Doral Financial also seeks to negotiate interest rate floors on the floating rate loans it originates.

In addition to the use of the internal asset-liability management practices discussed above, Doral Financial has used interest rate swap agreements to effectively fix the cost of short-term funding sources, which are used to finance the funding and holding of interest-earning assets with longer maturities. An interest rate swap is an agreement where one party (in this case, Doral Financial) agrees to pay a fixed rate of interest on a notional principal amount to a second party in exchange for receiving a variable rate of interest on the same notional amount for a predetermined period of time. No actual assets are exchanged in a swap of this type and interest payments are generally netted. As of December 31, 2003, Doral Financial, through Doral Bank - PR, had in place two interest rate swap agreements (each with a notional principal amount of $100,000,000). Doral Financial also purchases options on futures contracts for eurodollar instruments in an attempt to manage the risk of rising interest rates on its funding costs and the market value of its portfolio of variable-rate IOs. Additionally, to protect against significant increases in interest rates, Doral Financial has purchased interest rate collars whereby Doral Financial is entitled to receive payments from the counterparty if the three-month LIBOR fluctuates between certain rates (generally 5.0% to 8.5%).

Doral Financial maintains a substantial portfolio of mortgage-backed securities (primarily fixed-rate GNMA certificates) and other investment securities. Generally, the value of fixed-rate securities declines when interest rates rise, and conversely, increases when interest rates fall. At December 31, 2003, Doral Financial held $352.8 million of mortgage-backed securities and other investment trading securities which carried fixed-interest rates and IOs of $578.1 million reported at fair value, with unrealized gains and losses included in earnings. In addition, at December 31, 2003, Doral Financial held $2.9 billion of investment securities (all of which carried fixed-interest rates) that were classified as available for sale and reported at fair value, with unrealized gains or losses reported as a segregated component of stockholders' equity. Accordingly, declines in the value of Doral Financial's securities held for trading and available for sale could have a negative impact on Doral Financial's earnings or financial condition. In order to hedge the interest rate risk associated with Doral Financial's portfolio of securities held for trading and available for sale, Doral Financial may use a variety of derivative instruments including listed put and call options and futures contracts on financial instruments (primarily U.S. Treasury note contracts). In determining the amount of its portfolio to hedge, Doral Financial will consider,

[p.66]

among other things, the volatility of prices of its securities and the direction of interest rates. As noted above, the prices for Puerto Rico tax-exempt GNMA securities tend to be more stable than their U.S. counterparts.

For additional information on Doral Financial's volume of derivative instruments used to manage interest rate risk, see Note 31 to Doral Financial's Consolidated Financial Statements. In the future, Doral Financial may use alternative hedging techniques including futures, options, interest rate swap agreements or other hedge instruments to help mitigate interest rate and market risk. However, there can be no assurance that any of the above hedging techniques will be successful. To the extent they are not successful, Doral Financial's profitability may be adversely affected. For additional information on the use of derivatives to manage interest rate risk, see "Derivatives" below.

Interest Rate Sensitivity Analysis. Doral Financial employs a variety of measurement techniques to identify and manage its interest rate risk, including the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics for on-balance and certain off-balance sheet instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. This sensitivity analysis is limited by the fact that it is performed at a particular point in time, is subject to the accuracy of various assumptions, including prepayment forecasts, and does not incorporate other factors that could impact Doral Financial's overall performance in each scenario. Accordingly, the estimates resulting from the use of the model should not be viewed as an earnings forecast. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Risk Management Committee, which comprises members of senior management and reports to Doral Financial's Board of Directors, monitors interest rate risk within Board-approved policy limits. Doral Financial's current interest rate risk policy limits are primarily determined by measuring the anticipated change in net interest income over a 12-month horizon assuming a 100- and 200-basis point linear increase or decrease in interest rates. The current policy limits this exposure to a 30% reduction in net interest income for a 12-month horizon under a 200-basis point increase or decrease in interest rates.

The following table shows Doral Financial's net interest income sensitivity profile as of December 31, 2003 and 2002:

TABLE X - INTEREST RATE SENSITIVITY

                 AS OF DECEMBER 31, 2003
--------------------------------------------------------
CHANGE IN INTEREST RATES   PERCENTAGE CHANGE IN 12-MONTH
     (BASIS POINTS)             NET INTEREST INCOME
------------------------   -----------------------------
         +200                             8.5%
         +100                             5.3%
         -100                            (7.2%)
         -200                           (10.6%)

                AS OF DECEMBER 31, 2002
--------------------------------------------------------
CHANGE IN INTEREST RATES   PERCENTAGE CHANGE IN 12-MONTH
    (BASIS POINTS)              NET INTEREST INCOME
------------------------   -----------------------------
         +200                            20.8%
         +100                            10.3%
         -100                            (7.8%)
         -200                           (15.7%)

Given a linear 100- and 200-basis point increase in the yield curve used in the simulation model, it is estimated net interest income for Doral Financial would increase by 5.3% and 8.5% over one year. The model assumes that the portfolios of loans held for sale and trading securities reprice at least twice a year, as such assets are sold and replaced with new assets at current market rates. A 200 basis-point linear decrease in interest rates would reduce net interest income by 10.6% over one year. All these estimated changes in net interest income are within the policy guidelines established by Doral Financial's Board of Directors. In addition to the sales assumption mentioned above, the model does not assume a full 100- or 200-basis point decrease in rates for short-term assets and liabilities, principally due to the current low level of short-term interest rates. In such cases, the yield curve was assigned a minimum (floor) value. Also, in both upward and downward rate scenarios, the increase or decrease in rates was modeled over a specific time period (3-6 months) rather than applying an instantaneous shock in rates, in order to reflect what has been the historical trend of changes in market rates.

[p.67]

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

Derivatives. As described above, Doral Financial uses derivatives to manage its exposure to interest rate risk caused by changes in interest rates beyond the control of management. Derivatives include interest rate swaps, interest rate collars, futures, forwards and options. Derivatives are generally either privately negotiated over-the-counter ("OTC") or standard contracts transacted through regulated exchanges. OTC contracts generally consist of swaps, collars, forwards and options. Exchange-traded derivatives include futures and options.

Although Doral Financial uses derivatives to manage market risk, for financial reporting purposes, its general policy is to account for such instruments on a marked-to-market basis with gains or losses charged to current operations as they occur and may, therefore, increase the volatility of Doral Financial's future earnings. Contracts with positive fair values are recorded as assets and contracts with negative fair values as liabilities, after the application of netting arrangements. Fair values of derivatives such as interest rate futures contracts or options are determined by reference to market prices. Fair values for derivatives purchased in the over-the-counter market are determined by prices provided by external sources or valuation models. The notional amounts of assets and liabilities related to these derivatives totaled $4.3 billion and $2.2 billion, respectively, as of December 31, 2003. Notional amounts indicate the volume of derivatives activity, but do not represent Doral Financial's exposure to market or credit risk. Note 31 to Doral Financial's Consolidated Financial Statements contains a detailed summary of Doral Financial's activity in derivative instruments.

The tables below summarize the fair values of Doral Financial's derivatives as well as the source of the fair values.

TABLE Y - FAIR VALUE RECONCILIATION

                                                                           Year ended December 31,
(In thousands)                                                                      2003
----------------------------------------------------------------           -----------------------
Fair value of contracts outstanding at the beginning of the year                $    (3,815)
Contracts realized or otherwise settled during the year                            (102,251)
Fair value of new contracts entered into during the year                            116,894
Changes in fair values during the year                                               (5,255)
                                                                                -----------
Fair value of contracts outstanding at the end of the year                      $     5,573
                                                                                ===========

TABLE Z - SOURCE OF FAIR VALUE

(In thousands)                                                PAYMENT DUE BY PERIOD
-----------------------------------------   -----------------------------------------------------------
AS OF DECEMBER 31, 2003                      MATURITY                          MATURITY
                                            LESS THAN   MATURITY   MATURITY    IN EXCESS     TOTAL FAIR
          SOURCE OF FAIR VALUE               1 YEAR     1-3 YEARS  3-5 YEARS   OF 5 YEARS      VALUE
-----------------------------------------   ---------   --------   ---------   ----------    ----------
Prices actively quoted                      $   1,434   $   (121)  $    (190)  $        -    $    1,123
Prices provided by other external sources           -        540       3,910            -         4,450
                                            ---------   --------   ---------   ----------    ----------
                                            $   1,434   $    419   $   3,720   $        -    $    5,573
                                            =========   ========   =========   ==========    ==========

[p.68]

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

INFLATION

General and administrative expenses generally increase with inflation. However, the increase in real estate values in Puerto Rico in recent years has been a positive factor for Doral Financial's mortgage banking business. The average size of loans originated tends to increase as home values appreciate, which serves to increase loan origination fees and servicing income faster than the cost of providing such services. Additionally, appreciation in real estate property values reduces the loan-to-value ratio of existing loans thereby reducing credit exposure. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. See "Interest Rate Risk Management" for a discussion of the effects of changes of interest rates on Doral Financial's operations.

RECLASSIFICATION

Certain amounts reflected in the Company's Consolidated Financial Statements for the years ended December 31, 2002 and 2001, have been reclassified to conform to the presentation for 2003.

CHANGES IN ACCOUNTING STANDARDS ADOPTED IN THE 2003 FINANCIAL STATEMENTS

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. In May 2003, the Financial Accountings Standard Board ("FASB") issued Statement of Financial Accounting Standard ("SFAS") No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards on how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within the scope of SFAS No. 150 as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have any impact on Doral Financial's Consolidated Financial Statements.

Derivatives and Hedging Activities. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 primarily provides clarification on the definition of derivative instruments within the scope of FASB Statement No. 133. Generally, this statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on Doral Financial's Consolidated Financial Statements.

Consolidation of Variable Interest Entities, an interpretation of ARB 51. On January 17, 2003, the FASB issued Interpretation No. 46 ("FIN 46"). This interpretation provides guidance on how to identify a variable interest entity and determine when the primary beneficiary should consolidate the assets, liabilities, noncontrolling interests and results of operations of a variable interest entity. The primary beneficiary is the enterprise that will absorb a majority of the variable entity's expected losses or receive a majority of the expected residual returns as a result of holding variable interest. The recognition and measurement provisions of this interpretation apply at inception to any variable interest entity formed after January 31, 2003, and become effective for existing variable interest entities on the first interim or annual reporting period beginning after June 15, 2003. Doral Financial adopted the provisions of FIN 46 for variable interest entities formed on or after February 1, 2003 and for existing variable interest entities on July 1, 2003. The adoption of this interpretation did not have a material impact on Doral Financial's financial position or results of operations.

Guarantor's Accounting and Disclosure Requirements for Guarantees. In November 2002, the FASB issued FIN No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." This interpretation requires a guarantor of certain types of guarantees to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions for initial recognition are effective for guarantees that are issued or modified after December 31, 2002. The adoption

[p.69]

of FIN No. 45 did not have a material impact on Doral Financial's Consolidated Financial Statements.

Accounting for Costs Associated with Exit or Disposal Activities. In June 2002, the FASB issued SFAS No. 146, "Accounting for Cost Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a significant effect on the Consolidated Financial Statements of Doral Financial.

Accounting for Stock-Based Compensation. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123. This statement provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation.

Effective January 1, 2003, Doral Financial expensed the fair value of stock options granted to employees using the "modified prospective" method under SFAS No. 148. Under this method, the Company expenses the fair value of all employee stock options granted after January 1, 2003 as well as the unvested portions of previously granted options. The before-tax expense associated with expensing stock options for 2003 was approximately $4.5 million. The required disclosures are presented in Notes 2 and 27 to the Consolidated Financial Statements.

RECENTLY ISSUED ACCOUNTING STANDARDS NOT YET ADOPTED

Accounting for Certain Loans or Debt Securities Acquired in a Transfer. In November 2003, the Accounting Standards Executive Committee issued the Statement of Position (SOP) No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP does not apply to loans originated by the entity. This SOP prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management believes that the adoption of this statement will not have a material effect on Doral Financial's Consolidated Financial Statements.

[p.70]

INDEX TO
CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Condition        72
Consolidated Statements of Income                     73
Consolidated Statements of
  Changes in Stockholders' Equity                     74
Consolidated Statements of
  Comprehensive Income                                75
Consolidated Statements of Cash Flows                 76
Notes to Consolidated Financial Statements            78

[p.71]

PricewaterhouseCoopers LLP
254 Munoz Rivera Avenue
BBVA Tower, 9th Floor
Hato Rey PR 00936-3566
Telephone (787) 754-9090
Facsimile (787) 766-1094

Report of Independent Auditors

To the Board of Directors and Stockholders of Doral Financial Corporation

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in stockholders' equity, and cash flows present fairly, in all material respects, the financial position of Doral Financial Corporation and its subsidiaries at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management, our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the accompanying consolidated financial statements, in 2001 the Company adopted the Statement of Financial Accounting Standards No. 133, "Accounting for Certain Derivative Instruments and Certain Hedging Activities," as amended, which effect was accounted for as a cumulative effect of a change in accounting principle.

PricewaterhouseCoopers LLP

San Juan, Puerto Rico

February 24, 2004

CERTIFIED PUBLIC ACCOUNTANTS
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2004
Stamp 1935552 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report.

[p.72]

CONSOLIDATED STATEMENTS OF FINANCIAL CONDITION

                                                                                                              DECEMBER 31,
(Dollars in thousands, except share information)                                                          2003            2002
---------------------------------------------------------------------------------------------------   ------------    ------------
ASSETS
Cash and due from banks                                                                               $     84,713    $    156,137
                                                                                                      ------------    ------------

Money market investments                                                                                   870,009       1,417,154
                                                                                                      ------------    ------------
Pledged investment securities that can be re-pledged:
    Trading securities, at fair value                                                                      272,046         783,333
    Securities available for sale, at fair value                                                         2,205,951         775,892
    Securities held to maturity, at amortized cost (market value of $1,405,634 for 2003; $793,174
      for 2002)                                                                                          1,452,035         788,376
                                                                                                      ------------    ------------
           Total pledged investment securities that can be re-pledged                                    3,930,032       2,347,601
                                                                                                      ------------    ------------
Other investment securities:
    Trading securities, at fair value                                                                      672,104         412,846
    Securities available for sale, at fair value                                                           644,647          86,198
    Securities held to maturity, at amortized cost (market value of $178,468  for 2003; $172,085
      for 2002)                                                                                            188,874         172,250
    Federal Home Loan Bank of NY (FHLB) stock, at cost                                                      81,720          86,970
                                                                                                      ------------    ------------
           Total other investment securities                                                             1,587,345         758,264
                                                                                                      ------------    ------------

           Total investment securities                                                                   5,517,377       3,105,865
                                                                                                      ------------    ------------
Loans:
    Mortgage loans held for sale, at lower of cost or market                                             1,966,608       2,183,399
    Loans receivable, net of allowance for loan losses of $19,709 (2002-$9,982)                          1,410,849       1,022,342
                                                                                                      ------------    ------------
           Total loans                                                                                   3,377,457       3,205,741
                                                                                                      ------------    ------------

Receivables and mortgage-servicing advances                                                                 90,835          66,450
Accounts receivable from investment sales                                                                   19,520         101,718
Accrued interest receivable                                                                                 63,771          43,158
Servicing assets, net                                                                                      167,498         159,881
Premises and equipment, net                                                                                136,037         114,916
Real estate held for sale, net                                                                              19,253          13,057
Other assets                                                                                                47,526          37,612
                                                                                                      ------------    ------------
           Total assets                                                                               $ 10,393,996    $  8,421,689
                                                                                                      ============    ============
LIABILITIES
Deposits:
    Non-interest-bearing deposits                                                                     $    364,292    $    296,620
    Interest-bearing deposits                                                                            2,606,980       1,920,591
Securities sold under agreements to repurchase                                                           3,602,942       2,733,339
Advances from FHLB                                                                                       1,206,500       1,311,500
Loans payable                                                                                              178,334         211,002
Notes payable                                                                                              602,581         621,303
Accounts payable from investment purchases                                                                   2,245         100,699
Accrued expenses and other liabilities                                                                     237,682         181,664
                                                                                                      ------------    ------------
           Total liabilities                                                                             8,801,556       7,376,718
                                                                                                      ------------    ------------
Commitments and contingencies (Note 24)

STOCKHOLDERS' EQUITY

Preferred stock, $1 par value; 10,000,000 shares authorized; 9,015,000 and 7,635,000 shares issued and outstanding in 2003 and 2002, respectively, at aggregate liquidation preference value:

  Perpetual noncumulative nonconvertible preferred stock (Series A, B and C)                               228,250         228,250
  Perpetual cumulative convertible preferred stock                                                         345,000               -
Common stock, $1 par value; 200,000,000 shares authorized; 107,903,912 and 71,933,348 shares issued in 2003 and 2002, respectively; 107,903,912 and 71,849,348 shares outstanding in 2003 and 2002,
  respectively                                                                                             107,904          71,933
Additional paid-in capital                                                                                 151,902         191,216
Legal surplus                                                                                               13,806          10,777
Retained earnings                                                                                          804,518         550,554
Accumulated other comprehensive loss, net of income tax of $568,000 (2002- $2.5 million)                   (58,940)         (7,675)
Treasury stock at par value; 84,000 shares held in 2002                                                          -             (84)
                                                                                                      ------------    ------------
           Total stockholders' equity                                                                    1,592,440       1,044,971
                                                                                                      ------------    ------------
           Total liabilities and stockholders' equity                                                 $ 10,393,996    $  8,421,689
                                                                                                      ============    ============

The accompanying notes are an integral part of these financial statements.

[p.73]

CONSOLIDATED STATEMENTS OF INCOME

(Dollars in thousands, except per share information)                                           YEAR ENDED DECEMBER 31,
----------------------------------------------------                                      2003            2002           2001
                                                                                        ---------      ---------      ---------
Interest income:
    Loans                                                                               $ 219,916      $ 203,084      $ 162,532
    Mortgage-backed securities                                                             68,864         82,076         85,776
    Interest-only strips ("IOs")                                                           37,007         43,959         11,063
    Investment securities                                                                 113,430         68,886         70,940
    Other interest-earning assets                                                          13,353         17,595         25,784
                                                                                        ---------      ---------      ---------
           Total interest income                                                          452,570        415,600        356,095
                                                                                        ---------      ---------      ---------

Interest expense:
    Deposits                                                                               75,060         72,769         70,399
    Securities sold under agreements to repurchase                                         90,514         98,014        121,050
    Advances from FHLB                                                                     49,164         42,161         28,991
    Loans payable                                                                           6,112          6,195         14,270
    Notes payable                                                                          50,240         44,039         36,958
                                                                                        ---------      ---------      ---------
           Total interest expense                                                         271,090        263,178        271,668
                                                                                        ---------      ---------      ---------

           Net interest income                                                            181,480        152,422         84,427

Provision for loan losses                                                                  14,085          7,429          4,445
                                                                                        ---------      ---------      ---------

           Net interest income after provision for loan losses                            167,395        144,993         79,982
                                                                                        ---------      ---------      ---------
Non-interest income:
    Net gain on mortgage loan sales and fees                                              390,081        220,585        187,221
    Trading activities                                                                      5,591         (4,271)       (19,770)
    Net gain on sale of investment securities                                               5,447         23,858          5,315
    Servicing (loss) income, net of amortization and impairment of $50,444,
      $40,630, and $29,728, in 2003, 2002, and 2001, respectively                         (15,117)        (6,665)           389
    Commissions, fees and other income                                                     25,770         21,886         17,977
                                                                                        ---------      ---------      ---------
           Total non-interest income                                                      411,772        255,393        191,132
                                                                                        ---------      ---------      ---------

Non-interest expenses:
    Compensation and benefits                                                              82,940         56,643         47,759
    Taxes, other than payroll and income taxes                                              7,587          5,600          4,423
    Advertising                                                                            15,311         10,974          9,379
    Professional services                                                                   8,644          7,063          5,804
    Communication and information systems                                                  13,323         12,736         10,248
    Occupancy and other office expenses                                                    22,787         20,292         17,170
    Depreciation and amortization                                                          14,963         12,064         10,325
    Other                                                                                  20,247         14,038          7,746
                                                                                        ---------      ---------      ---------
           Total non-interest expenses                                                    185,802        139,410        112,854
                                                                                        ---------      ---------      ---------

           Income before income taxes and cumulative effect of change in accounting
             principle                                                                    393,365        260,976        158,260

Income taxes                                                                               72,066         40,008         20,338
                                                                                        ---------      ---------      ---------

Income before cumulative effect of change in accounting principle                         321,299        220,968        137,922
Cumulative effect of change in accounting principle, net of tax                                 -              -          5,929
                                                                                        ---------      ---------      ---------

           Net income                                                                   $ 321,299      $ 220,968      $ 143,851
                                                                                        =========      =========      =========

Net income attributable to common shareholders                                          $ 300,211      $ 207,238      $ 134,443
                                                                                        =========      =========      =========

Net income per common share:

    Basic:
       Income before cumulative effect of change in accounting principle                $    2.78      $    1.92      $    1.27
       Cumulative effect of change in accounting principle                                      -              -           0.06
                                                                                        ---------      ---------      ---------

           Net income                                                                   $    2.78      $    1.92      $    1.33
                                                                                        =========      =========      =========

    Diluted:
       Income before cumulative effect of change in accounting principle                $    2.72      $    1.89      $    1.25
       Cumulative effect of change in accounting principle                                      -              -           0.06
                                                                                        ---------      ---------      ---------

           Net income                                                                   $    2.72      $    1.89      $    1.31
                                                                                        =========      =========      =========

Dividends per common share                                                              $    0.40      $    0.28      $    0.21
                                                                                        =========      =========      =========

The accompanying notes are an integral part of these financial statements.

[p.74]

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

                                                                                              YEAR ENDED DECEMBER 31,
(In thousands)                                                                         2003             2002             2001
--------------------------------------------------------------------------------   -----------      -----------      -----------
PREFERRED STOCK:
    Balance at beginning of year                                                   $   228,250      $   124,750      $   124,750
    Shares issued (4.75% Perpetual cumulative convertible)                             345,000                -                -
    Shares issued (7.25% Perpetual noncumulative nonconvertible, Series C)                   -          103,500                -
                                                                                   -----------      -----------      -----------
           Balance at end of year                                                      573,250          228,250          124,750
                                                                                   -----------      -----------      -----------

COMMON STOCK:
    Balance at beginning of year                                                        71,933           47,866           42,449
    Common stock issued                                                                      -                -            5,061
    Common stock issued under stock option plan                                             89               94              356
    Treasury stock canceled and retired                                                    (84)               -                -
    Shares issued as a result of stock split                                            35,966           23,973                -
                                                                                   -----------      -----------      -----------
           Balance at end of year                                                      107,904           71,933           47,866
                                                                                   -----------      -----------      -----------

ADDITIONAL PAID-IN CAPITAL:
    Balance at beginning of year                                                       191,216          217,594           64,319
    Issuance cost of preferred stock                                                    (8,494)          (3,488)               -
    Common stock issued                                                                      -                -          148,386
    Shares issued under stock option plan                                                  655            1,055            4,889
    Stock-based compensation recognized                                                  4,491                -                -
    Adjustment for stock split                                                         (35,966)         (23,945)               -
                                                                                   -----------      -----------      -----------
           Balance at end of year                                                      151,902          191,216          217,594
                                                                                   -----------      -----------      -----------

LEGAL SURPLUS:
    Balance at beginning of year                                                        10,777            8,423            5,982
    Transfer from retained earnings                                                      3,029            2,354            2,441
                                                                                   -----------      -----------      -----------
           Balance at end of year                                                       13,806           10,777            8,423
                                                                                   -----------      -----------      -----------

RETAINED EARNINGS:
    Balance at beginning of year                                                       550,554          375,855          265,396
    Net income                                                                         321,299          220,968          143,851
    Cash dividends declared on common stock                                            (43,148)         (30,158)         (21,543)
    Cash dividends declared on preferred stock                                         (21,088)         (13,730)          (9,408)
    Cash paid in lieu of fractional shares as a result of stock split                      (70)             (27)               -
    Transfer to legal surplus                                                           (3,029)          (2,354)          (2,441)
                                                                                   -----------      -----------      -----------
           Balance at end of year                                                      804,518          550,554          375,855
                                                                                   -----------      -----------      -----------

ACCUMULATED OTHER COMPREHENSIVE (LOSS) INCOME, NET OF TAX:
    Balance at beginning of year                                                        (7,675)         (12,312)           2,870
    Net (loss) gain in the fair value of investment securities available
      for sale, net of deferred tax                                                    (51,265)           4,637          (15,182)
                                                                                   -----------      -----------      -----------
           Balance at end of year                                                      (58,940)          (7,675)         (12,312)
                                                                                   -----------      -----------      -----------

TREASURY STOCK AT PAR:
    Balance at beginning of year                                                           (84)             (56)             (56)
    Shares canceled and retired                                                             84                -                -
    Shares issued as a result of stock split                                                 -              (28)               -
                                                                                   -----------      -----------      -----------
           Balance at end of year                                                            -              (84)             (56)
                                                                                   -----------      -----------      -----------

    Total stockholders' equity                                                     $ 1,592,440      $ 1,044,971      $   762,120
                                                                                   ===========      ===========      ===========

The accompanying notes are an integral part of these financial statements.

[p.75]

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

                                                                                                     YEAR ENDED DECEMBER 31,
(In thousands)                                                                                   2003          2002         2001
------------------------------------------------------------------------------------------     ---------    ---------    ---------
NET INCOME                                                                                     $ 321,299    $ 220,968    $ 143,851
                                                                                               ---------    ---------    ---------
Other comprehensive (loss) income, before tax:
    Unrealized (losses) gains on securities arising during the period                            (63,333)         289      (10,898)

    Amortization of unrealized loss on securities reclassified to held to maturity                   207        2,889        2,456

    Reclassification adjustment for losses (gains) included in net income                          9,939        4,458       (9,430)
                                                                                               ---------    ---------    ---------

Other comprehensive (loss) income before tax and cumulative effect of change in accounting
  principle                                                                                      (53,187)       7,636      (17,872)

Income tax benefit (expense) related to items of other comprehensive income                        1,922       (2,999)       1,090

Cumulative effect of change in accounting principle, net of tax                                        -            -        1,600
                                                                                               ---------    ---------    ---------

Other comprehensive (loss) income                                                                (51,265)       4,637      (15,182)
                                                                                               ---------    ---------    ---------

Comprehensive income, net of tax                                                               $ 270,034    $ 225,605    $ 128,669
                                                                                               =========    =========    =========

The accompanying notes are an integral part of these financial statements.

[p.76]

CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                                  YEAR ENDED DECEMBER 31,
(In thousands)                                                                             2003            2002            2001
-----------------------------------------------------------------------------------    ------------    ------------    ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
    Net income                                                                         $    321,299    $    220,968    $    143,851
                                                                                       ------------    ------------    ------------
    Adjustments to reconcile net income to net cash provided by (used in) operating activities:
       Stock-based compensation recognized                                                    4,491               -               -
       Cumulative effect of change in accounting principle                                        -               -          (5,929)
       Depreciation and amortization                                                         14,963          12,064          10,325
       Amortization of interest-only strips                                                  79,622          40,527          31,859
       Amortization and impairment of servicing assets                                       50,444          40,630          29,728
       Deferred tax provision                                                                39,980          15,712           1,686
       Provision for loan losses                                                             14,085           7,429           4,445
       Provision for losses on real estate held for sale                                      2,850           2,809             969
       Amortization of premium and accretion of discount on loans and investment
         securities                                                                           8,774           5,467           5,914
       Origination and purchases of mortgage loans held for sale                         (5,604,601)     (4,518,735)     (3,663,659)
       Principal repayment and sales of mortgage loans held for sale                      3,123,051       2,022,251       2,019,804
       Purchases of securities held for trading                                          (9,131,945)    (10,129,969)     (3,799,035)
       Principal repayment and sales of trading securities                               11,825,507      11,244,909       4,887,336
       Increase in interest-only strips, net                                               (298,561)       (180,864)       (113,055)
       Increase in servicing assets                                                         (58,061)        (46,171)        (44,273)
       (Increase) decrease in receivables and mortgage-servicing advances                   (23,885)        (22,725)         13,226
       Decrease (increase) in accounts receivable from investment sales                      82,198         172,704        (231,311)
       (Increase) decrease in accrued interest receivable                                   (20,613)          3,881           2,694
       Increase in other assets                                                              (9,914)         (1,133)           (276)
       (Decrease) increase in accounts payable from investment purchases                   (118,626)       (170,002)        197,998
       Increase in accrued expenses and other liabilities                                    20,250          28,836           4,057
                                                                                       ------------    ------------    ------------
           Total adjustments                                                                      9      (1,472,380)       (647,497)
                                                                                       ------------    ------------    ------------

           Net cash provided by (used in) operating activities                              321,308      (1,251,412)       (503,646)
                                                                                       ------------    ------------    ------------

CASH FLOWS FROM INVESTING ACTIVITIES:
    Purchases of securities available for sale                                           (9,014,282)     (4,636,233)     (2,941,805)
    Proceeds from sales of securities available for sale                                  6,880,204       5,517,680       2,562,233
    Principal repayment of securities available for sale                                    506,453          41,508           1,235
    Purchases of securities held to maturity                                             (1,126,096)       (535,909)       (666,923)
    Principal repayment and maturities of securities held to maturity                       476,045         443,028       1,119,991
    Decrease (increase) in FHLB stock                                                         5,250         (30,875)        (16,590)
    Origination of loans receivable                                                        (892,724)       (662,324)       (552,329)
    Principal repayment of loans receivable                                                 491,496         490,558         304,610
    Purchase of premises and equipment                                                      (36,084)        (27,045)        (42,170)
    Proceeds from sales of real estate held for sale                                          8,754           5,026           3,577
                                                                                       ------------    ------------    ------------

           Net cash (used in) provided by investing activities                           (2,700,984)        605,414        (228,171)
                                                                                       ------------    ------------    ------------
(Continues)

The accompanying notes are an integral part of these financial statements.

[p.77]

                                                                                                  YEAR ENDED DECEMBER 31,
(In thousands)                                                                             2003             2002            2001
----------------------------------------------------------------------------------     -----------      -----------     -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
    Increase in deposits                                                               $   754,061      $   547,302     $   366,384
    Increase in securities sold under agreements to repurchase                             869,603          159,567         297,917
    (Decrease) increase in advances from FHLB                                             (105,000)         624,000         298,500
    (Decrease) increase in loans payable                                                   (12,496)          75,029        (207,456)
    (Decrease) increase in notes payable                                                   (18,722)         161,760          14,797
    Issuance of common stock, net                                                              744            1,149         158,692
    Issuance of preferred stock, net                                                       336,506          100,012               -
    Dividends paid                                                                         (63,519)         (43,888)        (30,951)
    Cash paid in lieu of fractional shares                                                     (70)             (27)              -
                                                                                       -----------      -----------     -----------
           Net cash provided by financing activities                                     1,761,107        1,624,904         897,883
                                                                                       -----------      -----------     -----------

Net (decrease) increase in cash and cash equivalents                                      (618,569)         978,906         166,066
Cash and cash equivalents at beginning of year                                           1,573,291          594,385         428,319
                                                                                       -----------      -----------     -----------

Cash and cash equivalents at end of year                                               $   954,722      $ 1,573,291     $   594,385
                                                                                       ===========      ===========     ===========

Cash and cash equivalents includes:
    Cash and due from banks                                                            $    84,713      $   156,137     $    45,970
    Money market investments                                                               870,009        1,417,154         548,415
                                                                                       -----------      -----------     -----------
                                                                                       $   954,722      $ 1,573,291     $   594,385
                                                                                       ===========      ===========     ===========

SUPPLEMENTAL SCHEDULE OF NON-CASH ACTIVITIES:

    Loan securitizations                                                               $ 2,678,184      $ 2,032,354     $ 1,049,970
                                                                                       ===========      ===========     ===========

    Reclassification of securities held to maturity to trading category                $         -      $         -     $   130,000
                                                                                       ===========      ===========     ===========

    Reclassification of securities held to maturity to available for sale category     $         -      $         -     $   110,000
                                                                                       ===========      ===========     ===========

    Reclassification of mortgage loans held for sale to loans receivable               $         -      $   211,999     $         -
                                                                                       ===========      ===========     ===========

    Loans foreclosed                                                                   $    18,523      $    12,478     $     6,702
                                                                                       ===========      ===========     ===========

    Shares issued as a result of stock split                                           $    35,966      $    23,973     $         -
                                                                                       ===========      ===========     ===========

SUPPLEMENTAL INFORMATION FOR CASH FLOWS:

    Cash used to pay interest                                                          $   270,343      $   260,260     $   293,073
                                                                                       ===========      ===========     ===========

    Cash used to pay income taxes                                                      $    41,242      $    27,132     $    10,263
                                                                                       ===========      ===========     ===========

The accompanying notes are an integral part of these financial statements.

[p.78]

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

1. REPORTING ENTITY

Doral Financial Corporation ("DFC" or the "Company") is a financial holding company (see Note 3) engaged in mortgage banking, banking, institutional securities operations and insurance agency activities through its wholly owned subsidiaries Doral Mortgage Corporation, SANA Investment Mortgage Bankers, Inc., Centro Hipotecario de Puerto Rico, Inc., Doral Bank ("Doral Bank - PR"), Doral Bank, FSB ("Doral Bank - NY"), Doral Insurance Agency, Inc., Doral Securities, Inc., Doral Money, Inc., Doral International, Inc. and Doral Properties, Inc. ("Doral Properties"). Doral Financial is also engaged in mortgage banking activities through HF Mortgage Bankers, organized as an operating division within the parent company.

The Company operates primarily in Puerto Rico, but it also has a mortgage banking office in New York City and five branches of a federally chartered savings bank in New York City.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The accompanying Consolidated Financial Statements include the accounts of Doral Financial Corporation and its wholly owned subsidiaries. The Company's accounting and reporting policies conform with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

The Company is primarily engaged in the origination, purchase, securitization and sale of FHA, VA, conventional conforming and non-conforming first and second mortgage loans, and in providing and/or arranging for interim financing for the construction of residential and other types of real estate development and permanent financing on multifamily and commercial real estate. The Company services FHA-insured, VA-guaranteed and conventional mortgage loans pooled for issuance of Government National Mortgage Association ("GNMA"), Federal National Mortgage Association ("FNMA") and Federal Home Loan Mortgage Corporation ("FHLMC") mortgage-backed securities and collateralized mortgage obligation certificates issued by grantor trusts established by the Company ("CMO Certificates"). The Company also services loans for private investors, originates loans for investment and provides banking services through a Puerto Rico commercial bank and a federal savings bank in New York, and provides insurance and institutional securities services through Doral Insurance Agency, Inc. and Doral Securities, Inc., respectively.

The following summarizes the most significant accounting policies followed in the preparation of the accompanying Consolidated Financial Statements:

USE OF ESTIMATES IN THE PREPARATION OF FINANCIAL STATEMENTS

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount in assets and liabilities and disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements and the reported amounts of revenues and expenses during the reporting periods. Because of uncertainties inherent in the estimation process, it is possible that actual results could differ from those estimates.

MONEY MARKET INVESTMENTS

Money market investments consist of fixed-income securities whose original maturity is less than three months. These investments are carried at cost, which approximates fair value due to their short-term nature. In the case of securities purchased under resale agreements, it is the Company's policy to require and take possession of collateral whose fair value exceeds the balance of the related receivable. The securities underlying the agreements are not recorded in the asset accounts of the Company since the counterparties retain effective control of such securities.

INVESTMENT SECURITIES

Investment securities transactions are recorded on the trade date basis. At the end of the period, unsettled purchase transactions are recorded as part of the Company's position and as a payable, while unsettled sale transactions are deducted from the Company's position and recorded as a receivable. Investment securities are classified as follows:

Securities Held for Trading: Securities that are bought and held principally for the purpose of selling them in the near term are classified as securities held for trading and reported at fair value generally based on quoted market prices. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In certain other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting appropriate degrees of risk. Realized and unrealized changes in market value are recorded in the securities trading

[p.79]

activities in the period in which the changes occur. Interest income and expense arising from trading instruments are included in the Consolidated Statements of Income as part of net interest income.

In connection with securitization transactions and the sales of loans, the Company recognizes as interest-only strips ("IOs") the rights to cash flows remaining after the payment of the servicing fees and the contractual payments to the buyers of the loans. The contractual payments to the buyers are either fixed over the life of the loans or floating based on a spread over the London Interbank Offered Rate ("LIBOR") with quarterly resetting. These IOs are carried at fair value, which is generally determined by reference to dealers' quotes as well as external and internal valuations based on discounted cash flow models that incorporate assumptions regarding discount rates and mortgage prepayment rates. The Company uses the lowest of the valuations derived from these methods.

Securities Held to Maturity: Securities that the Company has the ability and intent to hold until their maturities are classified as held to maturity and reported at amortized cost. Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method.

Securities Available for Sale: Securities not classified as either securities held to maturity or trading securities are classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported, net of tax, in other comprehensive income. Cost of securities sold is determined on the specific identification method.

When securities are transferred from available for sale to held to maturity, any unrealized gain or loss at the time of transfer remains in accumulated other comprehensive income and is amortized over the remaining term of the securities. Other than temporary impairment loss, if any, in the value of securities is recognized in the Consolidated Statements of Income.

MORTGAGE LOANS HELD FOR SALE

Mortgage loans held for sale are carried at the lower of net cost or fair value computed on an aggregate portfolio basis. The amount by which cost exceeds fair value, if any, is accounted for as a loss. Changes in the valuation allowance are included in the determination of income in the period in which the change occurs. Loan origination fees and direct loan origination costs related to loans held for sale are deferred as an adjustment to the carrying basis of such loans until these are sold or securitized. The securitization of mortgage loans held for sale is recorded as a sale of mortgage loans and the purchase of mortgage-backed securities, which are generally classified as trading.

Beginning in the second quarter of 2002, conventional mortgage loans held for sale by Doral Financial's mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than 180 days to the extent concern exists as to ultimate collectibility based on the loan-to-value ratio. When the loan is placed on non-accrual, all accrued but unpaid interest to date is reserved. From the beginning of 2001 to the second quarter of 2002, mortgage loans held for sale by Doral Financial's mortgage banking units were placed on a non-accrual basis if they had been delinquent for over a year and concern existed as to ultimate collectibility based on loan-to-value ratios, and only accrued interest over one year was reserved.

LOANS RECEIVABLE

Loans receivable are held principally for investment purposes. These consist mainly of construction loans for new housing development, certain residential mortgage loans originated through Doral Bank-PR, commercial real estate, land and consumer loans.

Loans receivable are stated at their unpaid balance, less unearned interest, net deferred loan fees or costs, undisbursed portion of construction loans and an allowance for loan losses. Unearned interest on consumer loans is amortized using a method that results in a uniform level rate of return over the term of the loan. Loan origination fees and costs incurred in the origination of loans receivable are deferred and amortized using a method that approximates the interest method throughout the term of the loan as a yield adjustment.

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

ALLOWANCE FOR LOAN LOSSES

An allowance for loan losses is provided for probable losses on loans receivable and mortgage loans held for sale. The allowance for loan losses is established based upon a

[p.80]

review of the loan portfolio, loss experience, current economic conditions and other pertinent factors. Loan losses are charged and recoveries are credited to the allowance for loan losses, while increases to the allowance are charged to operations.

The Company measures impairment of a loan based on the present value of expected future cash flows discounted at the loan's effective interest rate or, as a practical expedient, at the loan's observable market price or the fair value of the collateral, if the loan is collateral dependent. The Company performs impairment evaluations of small-balance homogeneous loans on a group basis. Commercial and construction loans over $2.0 million are evaluated individually for impairment. Loans that are measured at the lower of cost or fair value are excluded. Loans are considered impaired when, based on management's evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.

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

The servicing assets are amortized in proportion to, and over the period of, estimated net servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Servicing assets are evaluated for impairment. Impairment is recognized through a valuation allowance for each individual stratum of mortgage loans subject to servicing rights. The strata are based on mortgage loans' predominant characteristics, which the Company has determined to be type of loan (government, conventional, conforming and non-conforming), interest rates and maturities. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeds its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum is not recognized. Prior to July 2002, Doral Financial recorded impairment charges as a direct write-down of servicing assets.

REAL ESTATE HELD FOR SALE

The Company acquires real estate through foreclosure proceedings. These properties are held for sale and are stated at the lower of cost or fair value, less estimated costs to sell.

PREMISES AND EQUIPMENT

Premises and equipment are carried at cost. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter, for leasehold improvements. Useful lives range from three to ten years for leasehold improvements and equipment, and thirty to forty years for office facilities.

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

From time to time, the Company sells mortgage loans and mortgage-backed securities subject to recourse provisions. Pursuant to these recourse arrangements, the Company agrees to retain or share the credit risk with the purchaser of such mortgage loans for a specified period or up to a certain percentage of the total amount of loans sold. The Company estimates the fair value of the retained recourse obligation or any liability incurred at the time of sale and allocates a portion of the proceeds of the sale to such obligation.

SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

As part of its financing activities the Company enters into sales of securities under agreements to repurchase the

[p.81]

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

INTEREST RATE RISK MANAGEMENT

The Company has various mechanisms to reduce its exposure to interest rate fluctuations including, among others, entering into transactions dealing with financial derivatives such as futures contracts, options, interest rate swaps and interest rate collars. Such instruments are purchased or entered into as hedges against future fluctuations in interest rates and/or market values of specifically identified assets or liabilities. For financial reporting purposes, it is the Company's general policy to mark such instruments to market with realized and unrealized gains or losses included in the Consolidated Statements of Income as part of the trading activities.

ADOPTION OF SFAS NO. 133

On January 1, 2001, the Company adopted Statement of Financial Accounting Standard ("SFAS") No. 133, "Accounting for Derivative Instruments and Hedging Activities," as amended. Under the provisions of SFAS No. 133, the Company reclassified $130 million in its securities held to maturity as trading securities and $110 million as available for sale. As a result of the reclassification, the Company recognized a gain of $1.6 million (net of tax) in other comprehensive income and a gain of $5.9 million (net of tax) in the income statement as a cumulative effect of a change in accounting principle.

In connection with the adoption of the SFAS No. 133, the Company also recognized in the Consolidated Financial Statements the fair value of $100 million of interest rate swaps previously excluded, valued at a loss of $196,000.

INCOME TAXES

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities based on enacted tax laws. A valuation allowance is recognized for any deferred tax asset which, based on management's evaluation, is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized.

LEGAL SURPLUS

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of Doral Bank - PR's net income for the year be transferred to a legal surplus account until such surplus equals its paid-in capital. The surplus account is not available for payment of dividends.

STATEMENTS OF CASH FLOWS

Cash and cash equivalents include cash and due from banks, securities purchased under agreements to resell, time deposits and other short-term investments with maturities of three months or less when purchased.

EARNINGS PER SHARE

Basic net income per share is determined by dividing net income, after deducting any dividends on preferred stock, by the weighted-average number of common shares outstanding during the period.

Diluted net income per share has been computed based on the assumption that all of the shares of convertible instruments will be converted into common stock (if conditions apply, See Note 29) and considers the dilutive effect of stock options using the Treasury stock method.

On October 15, 2003, the Company's Board of Directors declared a three-for-two stock split on the Company's common stock. The stock split was effected in the form of a stock dividend of one additional share of common stock issued on December 11, 2003, for every two shares of common stock held of record on November 21, 2003. The per share data contained in the Consolidated Financial Statements prior to the year ended December 31, 2003, has been adjusted to reflect the three-for-two stock split.

FAIR VALUE OF FINANCIAL INSTRUMENTS

The reported fair values of financial instruments are based on a variety of factors. For a substantial portion of financial instruments, fair values represent quoted market prices for

[p.82]

identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting appropriate degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that may be realized in the future.

STOCK OPTION PLAN

Effective January 1, 2003, Doral Financial expensed the fair value of stock options granted to employees using the "modified prospective" method under SFAS No. 148. Under this method, the Company expenses the fair value of all employee stock options granted after January 1, 2003, as well as the unvested portions of previously granted options. The before-tax expense associated with expensing stock options for 2003 was approximately $4.5 million. During 2002 and 2001, the Company used the intrinsic value method to account for its stock option plan. Under the intrinsic value-based method, compensation expense is recognized for the excess, if any, of the quoted market price of the stock on the grant date over the amount an employee must pay to acquire the stock. The Company did not recognize any compensation cost in 2002 and 2001 because the exercise price of the options equaled the quoted market price of the stock on the date of grant.

The following table illustrates the effect on net income and earnings per common share if compensation had been recognized using the fair value method in 2002 and 2001.

(In thousands, except for per share information)                                                      2002           2001
---------------------------------------------------------------------------------------------     -----------     -----------
Compensation and Benefits:
    Reported                                                                                      $    56,643     $    47,759
    Pro forma                                                                                     $    61,134     $    49,948

Net Income:
    Reported                                                                                      $   220,968     $   143,851
    Pro forma                                                                                     $   218,229     $   141,662

Basic Earnings Per Share:
    Reported                                                                                      $      1.92     $      1.33
    Pro forma                                                                                     $      1.90     $      1.31

Diluted Earnings Per Share:
    Reported                                                                                      $      1.89     $      1.31
    Pro forma                                                                                     $      1.87     $      1.29

Refer to Note 27 for assumptions used to determine the fair value of the options granted.

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

RECLASSIFICATIONS

Certain amounts reflected in the 2002 and 2001 Consolidated Financial Statements have been reclassified to conform to the presentation for 2003.

RECENT ACCOUNTING PRONOUNCEMENTS

Accounting for Costs Associated with Exit or Disposal Activities. In June 2002, the Financial Accounting Standard Board ("FASB") issued SFAS No. 146, "Accounting for Costs Associated with Exit or Disposal Activities." SFAS No. 146 requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred.

[p.83]

The provisions of this statement are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of this statement did not have a significant effect on the Consolidated Financial Statements of Doral Financial.

Accounting for Stock-Based Compensation. In December 2002, the FASB issued SFAS No. 148, "Accounting for Stock-Based Compensation - Transition and Disclosure," which amends SFAS No. 123 and provides alternative methods of transition for a voluntary change to the fair value-based method of accounting for stock-based employee compensation.

Effective January 1, 2003, the Company expensed the fair value of stock options granted to employees using the "modified prospective" method described in SFAS No. 148. The after-tax expense associated with expensing stock options for 2003 amounted to approximately $2.7 million.

Guarantor's Accounting and Disclosure Requirements for Guarantees. In November 2002, the FASB issued interpretation ("FIN") No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees." This interpretation requires a guarantor of certain types of guarantees to recognize, at the inception of the guarantee, a liability for the fair value of the obligation undertaken in issuing the guarantee. The provisions for initial recognition are effective for guarantees that are issued or modified after December 31, 2002. As of December 31, 2003, the Company had outstanding $3.3 million in commercial and financial standby letters of credit. The adoption of FIN No. 45 did not have a material impact on the Company's Consolidated Financial Statements.

Consolidation of Variable Interest Entities, an Interpretation of ARB 51. In January 2003, the FASB issued FIN No. 46, "Consolidation of Variable Interest Entities, an Interpretation of ARB 51." This interpretation provides guidance on the identification of entities for which control is achieved through means other than through voting rights and also on how to determine when and which entities should be consolidated. The application of this interpretation is required in all financial statements initially issued after January 31, 2003, and became effective for existing variable interest entities on the first interim or annual reporting period beginning after June 15, 2003. The Company adopted the provisions of FIN 46 for variable entities formed on or after February 1, 2003, and for existing variable interest entities on July 1, 2003. The adoption of this interpretation did not have a material impact on the Company's financial position or results of operations.

Derivatives and Hedging Activities. In April 2003, the FASB issued SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS No. 149 primarily provides clarification on the definition of derivative instruments within the scope of the FASB Statement No. 133. Generally, this statement is effective for contracts entered into or modified after June 30, 2003, and for hedging relationships designated after June 30, 2003. The adoption of this statement did not have a material impact on Doral Financial's Consolidated Financial Statements.

Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity. In May 2003, the FASB issued SFAS No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity." SFAS No. 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. It requires that an issuer classify a financial instrument that is within its scope as a liability (or an asset in some circumstances). Many of those instruments were previously classified as equity. The provisions of this statement are effective for financial instruments entered into or modified after May 31, 2003, and otherwise are effective at the beginning of the first interim period beginning after June 15, 2003. The adoption of this statement did not have any impact on Doral Financial's Consolidated Financial Statements.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer. In November 2003, the Accounting Standards Executive Committee issued Statement of Position (SOP) No. 03-3, "Accounting for Certain Loans or Debt Securities Acquired in a Transfer." This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor's initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP does not apply to loans originated by the entity. This SOP prohibits "carrying over" or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management believes that the adoption of this statement will not have a material effect on Doral Financial's Consolidated Financial Statements.

[p.84]

3. REGULATORY REQUIREMENTS

HOLDING COMPANY REQUIREMENTS

The Company is a financial holding company subject to the provisions of the Gramm-Leach-Bliley Act (the "Act"). Under the Act, bank holding companies, such as DFC, all of whose subsidiary depository institutions are "well capitalized" and "well managed," as defined in the Bank Holding Company Act of 1956 (the "BHCA"), and which obtain satisfactory Community Reinvestment Act ratings, may elect to be treated as financial holding companies ("FHCs"). FHCs are permitted to engage in a broader spectrum of activities than those currently permitted for bank holding companies. FHCs can engage in any activities that are "financial" in nature, including insurance underwriting and brokerage, and underwriting and dealing in securities without a revenue limit or a limit on underwriting and dealing in equity securities applicable to foreign securities affiliates (which include Puerto Rico securities affiliates for these purposes). Subject to certain limitations, under new merchant banking rules, FHCs are allowed to make investments in companies that engage in activities that are not financial in nature without regard to the existing 5% limit for domestic investments and 20% limit for overseas investments (including Puerto Rico).

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

BANKING CHARTERS

Doral Bank - PR is a commercial bank chartered under the laws of the Commonwealth of Puerto Rico. Its deposits are insured by the FDIC through the Savings Association Insurance Fund ("SAIF").

Doral Bank - NY is a federally chartered savings bank regulated by the Office of Thrift Supervision. The FDIC through SAIF also insures its deposit accounts.

REGULATORY CAPITAL REQUIREMENTS

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory and possibly additional discretionary actions by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory guidelines. The Company's and its banking subsidiaries' capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weighting and other factors.

Quantitative measures established by regulation to ensure capital adequacy require the Company and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2003, the Company and all of its banking subsidiaries meet all capital adequacy requirements to which they are subject.

As of December 31, 2003, the most recent notification from the FDIC dated October 20, 2003, categorized Doral Bank - PR as well capitalized under the regulatory framework for prompt corrective action. To be categorized as well capitalized, Doral Bank - PR must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the FDIC notification that management believes have changed Doral Bank - PR's category.

Doral Bank-NY is subject to substantially the same regulatory capital requirements of Doral Bank - PR as set forth above. As of December 31, 2003, Doral Bank-NY was in compliance with the capital requirements for a well-capitalized institution.

DFC's, Doral Bank-PR's and Doral Bank-NY's actual capital amounts and ratios are presented in the following table. Totals of approximately $180.2 million (2002 - $107.4 million), $87,000 (2002 - $273,000), and $328,000 (2002 - $146,000)
representing non-allowable assets such as goodwill, residual and credit-enhancing interest-only strips and other intangible assets, were deducted from the capital of DFC, Doral Bank - PR and Doral Bank - NY, respectively.

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

Currently, IOs retained in connection with the sale by Doral Financial of its non-conforming loans are treated as

[p.85]

credit-enhancing interest-only strips under the rule and thus are subject to a dollar-for-dollar capital requirement for risk-based capital purposes and to the 25% concentration limit for Tier 1 capital purposes. The capital ratios set forth below incorporate the impact of the capital rule for IOs.

                                                                                                TO BE WELL CAPITALIZED UNDER
                                                                     FOR CAPITAL ADEQUACY         PROMPT CORRECTIVE ACTION
                                               ACTUAL                       PURPOSES                    PROVISIONS
                                     -------------------------     -------------------------    ----------------------------
(Dollars in thousands)                 AMOUNT        RATIO (%)       AMOUNT        RATIO (%)       AMOUNT       RATIO (%)
--------------------------------     ----------     ----------     ----------     ----------     ----------     ----------
AS OF DECEMBER 31, 2003:
Total capital (to risk-weighted
  assets):
    DFC Consolidated                 $1,503,071         22.7       $  529,003      > or =8.0            N/A            N/A
    Doral Bank - PR                  $  462,628         18.6       $  198,661      > or =8.0     $  248,326     > or =10.0
    Doral Bank - NY                  $   46,835         23.7       $   15,815      > or =8.0     $   19,768     > or =10.0
Tier 1 capital (to risk-weighted
  assets):
    DFC Consolidated                 $1,471,132         22.3       $  264,502      > or =4.0            N/A            N/A
    Doral Bank - PR                  $  444,054         17.9       $   99,330      > or =4.0     $  148,995      > or =6.0
    Doral Bank - NY                  $   46,508         23.5       $    7,907      > or =4.0     $   11,861      > or =6.0
Leverage Ratio:(1)
    DFC Consolidated                 $1,471,132         14.6       $  402,128      > or =4.0            N/A            N/A
    Doral Bank - PR                  $  444,054          6.5       $  273,360      > or =4.0     $  341,700      > or =5.0
    Doral Bank - NY                  $   46,508          9.2       $   20,302      > or =4.0     $   25,377      > or =5.0

AS OF DECEMBER 31, 2002:
Total capital (to risk-weighted
  assets):
    DFC Consolidated                 $  963,505         14.9       $  517,164      > or =8.0            N/A            N/A
    Doral Bank - PR                  $  335,205         13.6       $  196,753      > or =8.0     $  245,942     > or =10.0
    Doral Bank - NY                  $   34,365         21.9       $   12,538      > or =8.0     $   15,672     > or =10.0
Tier 1 capital (to risk-weighted
  assets):
    DFC Consolidated                 $  945,262         14.6       $  258,582      > or =4.0            N/A            N/A
    Doral Bank - PR                  $  324,902         13.2       $   98,377      > or =4.0     $  147,565      > or =6.0
    Doral Bank - NY                  $   34,127         21.8       $    6,269      > or =4.0     $    9,404      > or =6.0
Leverage Ratio:(1)
    DFC Consolidated                 $  945,262         12.0       $  316,182      > or =4.0            N/A            N/A
    Doral Bank - PR                  $  324,902          7.1       $  183,865      > or =4.0     $  229,832      > or =5.0
    Doral Bank - NY                  $   34,127          8.2       $   16,630      > or =4.0     $   20,788      > or =5.0

(1) Tier 1 capital to average assets in the case of Doral Financial and Doral Bank - PR, and Tier 1 capital to adjusted total assets in the case of Doral Bank
- NY.

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

[p.86]

4. MONEY MARKET INVESTMENTS

At December 31, 2003, the Company had $148.8 million in time deposits and other short-term money markets pledged as collateral for securities sold under agreement to repurchase, which the counterparty can repledge.

At December 31, 2003, the carrying value of securities purchased under agreements to resell included in money market investments and the estimated collateral market value of the underlying securities are summarized as follows:

(In thousands)                                                                       COLLATERAL
                                                               CARRYING               ESTIMATED
TYPE OF COLLATERAL PLEDGED                                       VALUE               MARKET VALUE
----------------------------                                   --------              ------------
U.S. Government and Agencies                                   $50,000                  $50,870
                                                               =======                  =======

The dealers who arranged the transactions held these securities on behalf of the Company. At December 31, 2003, the Company had repledged all $50.0 million of the underlying securities.

5. SECURITIES HELD FOR TRADING

Securities held for trading consisted of:

                                                                    DECEMBER 31,
                                                           -----------------------------
(In thousands)                                                 2003             2002
----------------------------                               ------------     ------------
Mortgage-backed securities:
  GNMA exempt                                              $    290,202     $    605,485
  GNMA taxable                                                   23,641           61,021
  CMO certificates                                                6,691            9,841
  FHLMC and FNMA                                                 26,063          153,246
Interest-only strips                                            578,124          359,185
P.R. Government and Agencies                                      5,646            6,246
Other                                                            13,783            1,155
                                                           ------------     ------------
                                                           $    944,150     $  1,196,179
                                                           ============     ============


Net unrealized gain on trading securities as of December 31, 2003, amounted to approximately $15.8 million. At December 31, 2002, net unrealized gain on trading securities amounted to $15.7 million.

6. SECURITIES AVAILABLE FOR SALE

The amortized cost, unrealized gains and losses, approximate market value, weighted-average yield and contractual maturities of securities available for sale as of December 31, 2003 and 2002 (2001 - only market value and weighted-average yield are presented), were as follows:

                                                                                2003
                                            ----------------------------------------------------------------------------
                                                                                                               WEIGHTED-
                                              AMORTIZED        UNREALIZED      UNREALIZED        MARKET        AVERAGE
(Dollars in thousands)                          COST             GAINS           LOSSES          VALUE          YIELD
-----------------------------------         ------------      -----------     -----------     ------------     ---------
MORTGAGE-BACKED SECURITIES
    GNMA
       Due over ten years                   $    467,451      $       553     $     5,096     $    462,908      5.70%

    FHLMC and FNMA
       Due over ten years                        539,034              196          13,360          525,870      5.17%

DEBT SECURITIES
    FHLB Notes
       Due over ten years                        111,940                -           1,847          110,093      5.25%

    U.S. Treasury
       Due from one to five years                149,897              291               -          150,188      1.84%
       Due from five to ten years              1,375,706                -          35,144        1,340,562      3.87%
       Due over ten years                        266,962                -           5,985          260,977      4.92%
                                            ------------      -----------     -----------     ------------      ----
                                            $  2,910,990      $     1,040     $    61,432     $  2,850,598      4.45%
                                            ============      ===========     ===========     ============      ====

[p.87]

                                                          2002                                             2001
                              ---------------------------------------------------------------    -------------------------
                                                                                    WEIGHTED-                    WEIGHTED-
                              AMORTIZED   UNREALIZED   UNREALIZED     MARKET         AVERAGE      MARKET          AVERAGE
(Dollars in thousands)          COST        GAINS        LOSSES       VALUE           YIELD        VALUE           YIELD
-------------------------     ---------   ----------   ----------    --------       ---------    --------        ---------
MORTGAGE-BACKED
  SECURITIES
    GNMA
       Due from one to
         five years           $      -     $      -     $      -     $      -             -      $  1,724          4.50%
       Due over ten years       12,316          610          146       12,780          6.55%       59,141          6.38%

    FHLMC and FNMA
       Due over ten years      171,847        3,073          334      174,586          5.87%      420,969          6.31%

DEBT SECURITIES
    FHLB Zero Coupon
       Due over ten years      106,194            -        1,194      105,000          6.87%            -             -

    FHLMC Zero Coupon
       Due over ten years            -            -            -            -             -        62,100          7.65%

    FHLB Notes
       Due over ten years            -            -            -            -             -        45,675          6.75%

    FHLMC Notes
       Due over ten years       25,000          315            -       25,315          6.00%            -             -

    U.S. Treasury
       Due from five to
         ten years             239,062          409        1,162      238,309          4.25%       49,375          5.00%
       Due over ten years      309,567        1,054        4,521      306,100          5.37%      289,195          5.37%
                              --------     --------     --------     --------          ----      --------          ----
                              $863,986     $  5,461     $  7,357     $862,090          5.38%     $928,179          6.06%
                              ========     ========     ========     ========          ====      ========          ====

The weighted-average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value.

Proceeds from sales of securities available for sale during 2003 were approximately $6.9 billion (2002 - $5.5 billion and 2001 - $2.6 billion). For 2003, gross gains of $33.9 million (2002 - $49.6 million and 2001 - $12.1 million) were realized on those sales. For 2003, gross losses of $28.5 million (2002 - $25.7 million and 2001 - $6.8 million) were realized on those sales.

Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

[p.88]

7. SECURITIES HELD TO MATURITY

The amortized cost, unrealized gains and losses, approximate market value, weighted-average yield and contractual maturities of securities held to maturity as of December 31, 2003 and 2002 (2001 - only amortized cost and weighted-average yield) were as follows:

                                                                            2003
                                      ------------------------------------------------------------------------------------
                                                                                                                 WEIGHTED-
                                       AMORTIZED        UNREALIZED       UNREALIZED         MARKET               AVERAGE
(Dollars in thousands)                    COST             GAINS           LOSSES            VALUE                YIELD
---------------------------------     ------------     ------------     ------------     ------------            ---------
MORTGAGE-BACKED SECURITIES
    GNMA
       Due from five to ten years     $      1,682     $         89      $         -     $      1,771              6.75%
       Due over ten years                    7,908              482                -            8,390              6.97%

    CMO Certificates
       Due within a year                        40                -                -               40              8.25%
       Due from one to five years              677                -                2              675              6.78%
       Due from five to ten years              462                -                3              459              5.80%
       Due over ten years                   43,182                2              781           42,403              6.23%

DEBT SECURITIES
    FHLB Notes
       Due from one to five years           50,000                -                -           50,000              3.05%
       Due over ten years                  517,960            2,051                -          520,011              5.58%

    FHLB Zero Coupon
       Due over ten years                  288,253                -            1,099          287,154              6.63%

    FHLMC Zero Coupon
       Due over ten years                   34,287                -            5,500           28,787              6.01%

    P.R. Housing Bank
       Due from one to five years            5,000               50                -            5,050              6.00%
       Due over ten years                    2,235                -                -            2,235              6.20%

    U.S. Treasury
       Due from five to ten years          201,661                -            9,161          192,500              3.51%
       Due over ten years                  476,167            3,503           46,498          433,172              4.38%

    Other
       Due from one to five years            3,680               11                4            3,687              5.33%
       Due from five to ten years              715               13                -              728              6.73%
       Due over ten years                    7,000               40                -            7,040              5.93%
                                      ------------     ------------     ------------     ------------              ----
                                      $  1,640,909     $      6,241     $     63,048     $  1,584,102              5.13%
                                      ============     ============     ============     ============              ====

[p.89]

                                                          2002                                            2001
                              --------------------------------------------------------------     -----------------------
                                                                                   WEIGHTED-                    WEIGHTED-
                              AMORTIZED   UNREALIZED   UNREALIZED     MARKET       AVERAGE       AMORTIZED       AVERAGE
(Dollars in thousands)          COST         GAINS       LOSSES        VALUE         YIELD         COST           YIELD
-------------------------     ---------   ----------   ----------    --------      --------      ---------      --------
MORTGAGE-BACKED
  SECURITIES
    GNMA
       Due from five to
         ten years            $  2,227     $    101     $      -     $  2,328          6.74%     $  2,878          6.75%
       Due over ten years       11,253          590            -       11,843          6.99%       15,429          6.99%

    CMO Certificates
       Due from one to
         five years                274            -            -          274          7.62%        3,139          6.08%
       Due from five to
         ten years               1,257            -            8        1,249          6.28%        1,836          6.50%
       Due over ten years       67,140          155        1,172       66,123          5.99%      100,936          5.89%

DEBT SECURITIES
    FHLB Notes
       Due from five to
         ten years                   -            -            -            -             -         5,000          7.89%
       Due over ten years      394,365          250          250      394,365          5.59%      336,492          6.46%

    FHLB Zero Coupon
       Due over ten years      314,202           54           54      314,202          6.82%      320,862          7.16%

    FHLMC Zero Coupon
       Due over ten years       37,116          138        1,121       36,133          7.87%            -             -

    FHLMC Notes
       Due over ten years       50,000            -            -       50,000          6.00%            -             -

    P.R. Housing Bank
       Due from one to
         five years              5,000           25            -        5,025          6.00%            -             -
       Due from five to
         ten years                   -            -            -            -             -         5,000          6.00%
       Due over ten years        3,305            -            -        3,305          6.20%        3,305          6.20%

    U.S. Treasury
       Due over ten years       61,092        5,852            -       66,944          5.36%       61,088          5.36%

    P.R. Economic
    Development
    Bank Notes
       Due within a year         2,000            -            -        2,000          6.60%            -             -
       Due from one to
         five years                  -            -            -            -             -         2,000          6.60%

    Other
       Due within a year         5,000            -            -        5,000          3.51%            -             -
       Due from one to
         five years                355            5            -          360          6.48%        5,025          4.09%
       Due from five to
         ten years               4,040           38            -        4,078          5.48%        1,345          6.68%
       Due over ten years        2,000           30            -        2,030          7.00%        2,000          7.00%
                              --------     --------     --------     --------          ----      --------          ----
                              $960,626     $  7,238     $  2,605     $965,259          6.13%     $866,335          6.58%
                              ========     ========     ========     ========          ====      ========          ====

The weighted-average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

[p.90]

8. INVESTMENTS IN AN UNREALIZED LOSS POSITION

The following table shows the Company's available-for-sale and held-to-maturity investments' gross unrealized losses and fair value, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position, at December 31, 2003.

(In thousands)               LESS THAN 12 MONTHS            12 MONTHS OR MORE                   TOTAL
---------------------     -------------------------     -------------------------     -------------------------
                                         UNREALIZED                    UNREALIZED                    UNREALIZED
                          FAIR VALUE      LOSSES        FAIR VALUE       LOSSES       FAIR VALUE       LOSSES
                          ----------     ----------     ----------     ----------     ----------     ----------
MORTGAGE-BACKED
  SECURITIES
    GNMA                  $  402,744     $    5,096     $        -     $        -     $  402,744     $    5,096
    FHLMC and FNMA           509,438         13,360              -              -        509,438         13,360
    CMO Certificates          26,412            665         14,321            121         40,733            786

DEBT SECURITIES
    FHLB Notes               110,093          1,847              -              -        110,093          1,847
    FHLB Zero Coupon         287,154          1,099              -              -        287,154          1,099
    FHLMC Zero Coupon         28,787          5,500              -              -         28,787          5,500
    U.S. Treasury          2,182,803         96,788              -              -      2,182,803         96,788
    Other                      2,996              4              -              -          2,996              4
                          ----------     ----------     ----------     ----------     ----------     ----------
                          $3,550,427     $  124,359     $   14,321     $      121     $3,564,748     $  124,480
                          ==========     ==========     ==========     ==========     ==========     ==========

The securities held by the Company are principally mortgage-backed securities, U.S. Treasury and agency securities. Thus, a substantial portion of these instruments is guaranteed by either mortgages or the full faith and credit of the U.S. government and therefore, principal and interest on the securities are deemed recoverable. The Company has the ability to hold the securities until maturity or until the unrealized losses are recovered. Therefore, other than temporary impairment loss has not been recognized.

9. MORTGAGE LOANS HELD FOR SALE

At December 31, mortgage loans held for sale consisted of the following:

(In thousands)                                                                               2003                   2002
---------------------------------------------                                           ------------            ------------
Conventional single family residential loans                                            $  1,532,149            $  1,789,531
FHA/VA loans                                                                                  87,810                  86,109
Mortgage loans on residential multifamily                                                     79,641                 103,296
Construction and commercial real estate loans                                                266,982                 204,423
Consumer loans secured by mortgages                                                               26                      40
                                                                                        ------------            ------------
                                                                                        $  1,966,608            $  2,183,399
                                                                                        ============            ============

At December 31, the aggregate amortized cost and approximate market value of these loans were as follows:

                                     GROSS          GROSS        APPROXIMATE
                    AMORTIZED      UNREALIZED     UNREALIZED       MARKET
(In thousands)         COST           GAINS         LOSSES          VALUE
--------------      ----------     ----------     ----------     -----------
2003                $1,966,608     $   55,165     $    2,178     $2,019,595
                    ==========     ==========     ==========     ==========
2002                $2,183,399     $   62,792     $      579     $2,245,612
                    ==========     ==========     ==========     ==========

[p.91]

10. LOANS RECEIVABLE

Loans receivable are related to the Company's banking and construction loan operations and consisted of:

                                                               DECEMBER 31,
                                                      ----------------------------
(In thousands)                                           2003              2002
-------------------------------------------------     -----------      -----------
Construction loans(1)                                 $   613,680      $   474,440
Residential mortgage loans                                529,147          282,059
Commercial -secured by real estate                        152,016          138,270
Consumer-secured by real estate                               375              821
Consumer-other:
  Personal loans                                           31,083           28,008
  Auto loans                                                1,291            1,457
  Credit cards                                              8,367            4,924
  Overdrawn checking account                                  357            2,500
  Revolving lines of credit                                25,418           25,390
Commercial non-real estate                                 22,006           13,291
Loans on savings deposits                                   8,769            8,720
Land secured                                               65,818           79,996
                                                      -----------      -----------
Loans receivable, gross                                 1,458,327        1,059,876
                                                      -----------      -----------

Less:
    Undisbursed portion of loans in process                (9,771)          (9,420)
    Unearned interest and deferred loan fees, net         (17,998)         (18,132)
    Allowance for loan losses                             (19,709)          (9,982)
                                                      -----------      -----------
                                                          (47,478)         (37,534)
                                                      -----------      -----------
Loans receivable, net                                 $ 1,410,849      $ 1,022,342
                                                      ===========      ===========

(1) Includes $406.9 million and $360.9 million of construction loans for residential housing projects as of December 31, 2003 and 2002, respectively. Also includes $206.8 million and $113.5 million of construction loans for commercial, condominiums and multifamily projects as of December 31, 2003 and 2002, respectively.

The adjustable rate loans, mostly composed of construction loans for residential projects and land loans, have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect the correlation of the interest rate adjustment with the rate the Company pays on the short-term deposits that have primarily funded these loans.

At December 31, 2003, fixed-rate loans and adjustable-rate loans were approximately $874.8 million and $583.6 million, respectively.

Impaired loans as of December 31, 2003 and 2002, amounted to approximately $23.7 million and $2.0 million, respectively. At December 31, 2003, an impairment allowance of approximately $2.4 million (2002 - $300,000) was allocated to certain impaired loans with an aggregate principal outstanding balance of $23.7 million (2002 - $1.5 million). Average impaired loans for the years ended December 31, 2003 and 2002, was $28.2 million and $1.3 million, respectively.

As of December 31, 2003, the Company had loans receivable and mortgage loans held for sale, including impaired loans over 90 days delinquent, amounting to approximately $44.3 million (2002 - $34.0 million) on which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $7.5 million (2002 - $5.8 million).

[p.92]

11. ALLOWANCES FOR LOSSES

Changes in the allowances for losses were as follows:

                                                    YEAR ENDED DECEMBER 31,
                                             ------------------------------------
(In thousands)                                 2003          2002          2001
----------------------------------------     --------      --------      --------
Allowance for real estate held for sale:
    Balance at beginning of year             $  2,772      $  1,365      $  1,530
    Provision for losses                        2,850         2,809           969
    Losses charged to the allowance            (2,247)       (1,402)       (1,134)
                                             --------      --------      --------
           Balance at the end of year        $  3,375      $  2,772      $  1,365
                                             ========      ========      ========

Allowance for loan losses:
    Balance at beginning of year             $ 18,243      $ 12,472      $  9,387
    Provision for loan losses                  14,085         7,429         4,445
    Recoveries                                    244           196           198
    Other adjustments                             150           (32)         (147)
    Losses charged to the allowance            (4,511)       (1,822)       (1,411)
                                             --------      --------      --------
           Balance at the end of year        $ 28,211      $ 18,243      $ 12,472
                                             ========      ========      ========

The Company allocates the allowance for loan losses between loans held for sale and loans receivable. At December 31, 2003, approximately $8.5 million and $19.7 million (2002 - $8.2 million and $10.0 million, respectively, 2001 - $6.5 million and $6.0 million, respectively) of the total allowance for loan losses were allocated to loans held for sale and loans receivable, respectively.

12. SERVICING ACTIVITIES

The components of net servicing (loss) income are shown below:

                                                               YEAR ENDED DECEMBER 31,
                                                        ------------------------------------
(In thousands)                                            2003          2002          2001
---------------------------------------------------     --------      --------      --------
Servicing fees                                          $ 25,793      $ 25,498      $ 23,507
Late charges                                               6,958         6,522         5,875
Prepayment penalties                                       5,334         4,115         1,881
Interest loss                                             (2,974)       (2,331)       (1,844)
Other servicing fees                                         216           161           698
                                                        --------      --------      --------
    Servicing income, gross                               35,327        33,965        30,117
    Amortization and impairment of servicing assets      (50,444)      (40,630)      (29,728)
                                                        --------      --------      --------

Servicing (loss) income, net                            $(15,117)     $ (6,665)     $    389
                                                        ========      ========      ========

The changes in servicing assets are shown below:

                                                   YEAR ENDED DECEMBER 31,
                                           ---------------------------------------
(In thousands)                               2003            2002          2001
--------------------------------------     ---------      ---------      ---------
Balance at beginning of year               $ 159,881      $ 154,340      $ 139,795
Capitalization of rights                      58,061         46,171         44,273
Amortization:
    Scheduled                                (29,331)       (26,337)       (20,884)
    Unscheduled (including impairment)       (21,113)       (14,293)        (8,844)
                                           ---------      ---------      ---------
Balance at the end of year                 $ 167,498      $ 159,881      $ 154,340
                                           =========      =========      =========

[p.93]

Effective July 1, 2002, an impairment charge is recognized through a valuation allowance for each individual stratum of mortgage loans subject to servicing rights. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeds its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum is not recognized. A direct write-down of servicing assets is recognized for any given stratum on which an impairment allowance has been provided for three consecutive quarters. Prior to July 1, 2002, Doral Financial recorded all impairment charges as a direct write-down of servicing assets.

Changes in the impairment allowance were as follows:

                                 YEAR ENDED DECEMBER 31,
                                 ----------------------
(In thousands)                     2003          2002
----------------------------     --------      --------
Balance at beginning of year     $  9,152      $      -
Impairment charges                 24,590        12,364
Direct write-down                 (13,628)            -
Recoveries                         (8,722)       (3,212)
                                 --------      --------
Balance at end of year           $ 11,392      $  9,152
                                 ========      ========

The Company's servicing portfolio amounted to approximately $12.7 billion, $11.2 billion and $10.0 billion at December 31, 2003, 2002 and 2001, respectively, including $2.5 billion, $1.9 billion and $1.4 billion, respectively, of loans owned by the Company for which no servicing asset has been recognized.

During the years ended December 31, 2003, 2002 and 2001, the Company purchased servicing rights to approximately $616.0 million, $381.2 million and $388.4 million, respectively, in principal amount of mortgage loans.

Under most of the servicing agreements, the Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. The Company is also required to foreclose on loans in the event of default by the mortgagor. At December 31, 2003, accounts receivable included advances to investors of approximately $25.8 million (2002 - $15.9 million).

13. SALES OF MORTGAGE LOANS

As disclosed in Note 2, the Company routinely originates, securitizes and sells mortgage loans into the secondary market. As a result of this process, the Company typically retains the servicing rights and may retain interest-only strips. The Company's retained interests are subject to prepayment and interest rate risks.

In 2003, 2002, and 2001, the Company recognized pre-tax gains of $390.1 million, $220.6 million, and $187.2 million, respectively, on the securitization and sales of residential mortgage loans.

Values used in measuring the retained interests at the date of the sales of the loans resulting from transactions completed during the year were as follows:

- Servicing Assets from Loan Sales - The Company measures the servicing assets at the date of the sales based on current market rates in similar transactions ranging from 1.40% to 2.30% per annum during 2003 and 2002, depending on the type of loan.

- Interest-Only Strips - The Company measures the interest-only strips at the date of the transaction based on market values computed from the difference in interest rate spreads multiplied by the principal amount of loans sold by a market multiple. These market multiples ranged from
         4.75 to 5.50 during 2003 (2002 - 4.25 to 5.50).

At December 31, 2003, fair values of the Company's retained interests were based on prices provided by dealers as well as external and internal discounted cash flow models that incorporate assumptions regarding discount rates and mortgage prepayment rates. The key economic assumptions used by the Company in its internal valuation models and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions for mortgage loans at December 31, 2003 were as follows:

[p.94]

(Dollars in thousands)                                                      SERVICING ASSETS                 INTEREST-ONLY STRIPS
----------------------------------------------                              ----------------                 --------------------
Carrying amount of retained interest                                          $    167,498                       $    578,124
Weighted-average life (in years)                                                      10.0                                7.0

PREPAYMENT SPEED ASSUMPTION (ANNUAL RATE)                                            11.36%                             17.99%
    Impact on fair value of 10% adverse change                                $      5,489                       $     23,049
    Impact on fair value of 20% adverse change                                $     10,614                       $     43,798

RESIDUAL CASH FLOW DISCOUNT RATE (ANNUAL)                                             9.77%                              9.00%
    Impact on fair value of 10% adverse change                                $      6,122                       $     16,742
    Impact on fair value of 20% adverse change                                $     11,909                       $     32,623

These sensitivities are hypothetical and should be used with caution. As the figures indicate, changes in fair value based on a 10 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in this table, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated without changing any other assumption; in reality, changes in one factor may result in changes in another (for example, increases in market interest rates may result in lower prepayments), which may magnify or counteract the sensitivities.

The activity in interest-only strips is shown below:

(In thousands)                                2003            2002               2001
----------------------------               ----------     ------------      ------------
Balance at beginning of year               $  359,185     $    218,848      $    137,652
IOs on loan sales                             281,273          197,919           141,481
Amortization                                  (79,622)         (40,527)          (31,859)
Valuation adjustment                            7,314           (6,465)                -
Purchases of IOs                                9,974           10,720             4,638
Sales of IOs                                        -          (21,310)          (33,064)
                                           ----------     ------------      ------------
Balance at end of year                     $  578,124     $    359,185      $    218,848
                                           ==========     ============      ============

The following table presents quantitative information about delinquencies, net credit losses, and components of loans sold with recourse:

                                                                              PRINCIPAL AMOUNT OF LOANS          NET CREDIT
(In thousands)                          PRINCIPAL AMOUNT OF LOANS            60 DAYS OR MORE PAST DUE(1)         LOSSES(2)
------------------------------------    -------------------------            ---------------------------         ----------
TYPE OF LOAN
Residential mortgage loans sold with
  recourse agreements                          $  2,394,054                          $    119,049                 $   426
                                               ============                          ============                 =======

Notes:

(1) Loans 60 days or more past due are based on end of period total loans.

(2) Net credit losses are charge-offs and are based on total loans outstanding.

Recourse sales generally involve the sale of non-conforming loans to local financial institutions and to FNMA and FHLMC. As of December 31, 2003 and 2002, the Company's contractual recourse obligations relating to its mortgage-servicing portfolio were approximately $1.9 billion and $1.5 billion, respectively. Recourse obligations at December 31, 2003, include $1.4 billion expiring at various dates commencing in the first quarter of 2004 and ending in December 2006. As of December 31, 2003, the Company has an allowance for recourse obligations of $3.7 million (2002 - $2.7 million). Historical losses on recourse obligations have not been significant.

[p.95]

14. PREMISES AND EQUIPMENT

Premises and equipment consisted of:

                                                     YEAR ENDED DECEMBER 31,
(In thousands)                                         2003            2002
------------------------------------------------     ---------      ---------
Office furniture and equipment                       $  59,066      $  47,064
Leasehold improvements                                  38,202         31,762
Automobiles                                                301            263
Office building                                         62,006         52,930
                                                     ---------      ---------
                                                       159,575        132,019

Less - accumulated depreciation and amortization       (41,667)       (30,733)
                                                     ---------      ---------
                                                       117,908        101,286
Land                                                    13,562          9,562
Construction in progress                                 4,567          4,068
                                                     ---------      ---------
                                                     $ 136,037      $ 114,916
                                                     =========      =========

15. DEPOSIT ACCOUNTS

At December 31, deposits and their weighted-average interest rates are summarized as follows:

                                          2003                    2002
                                  -------------------     -------------------
(Dollars in thousands)              AMOUNT        %         AMOUNT        %
-----------------------------     ----------     ----     ----------     ----
Certificates of deposit           $1,695,671     2.99     $1,272,465     3.77
Regular savings                      443,050     2.27        209,115     2.81
NOW accounts                         468,259     2.11        439,011     2.13
Non interest-bearing deposits        364,292       --        296,620       --
                                  ----------     ----     ----------     ----
                                  $2,971,272     2.38     $2,217,211     2.85
                                  ==========     ====     ==========     ====

At December 31, 2003 and 2002, certificates of deposit over $100,000 amounted to approximately $1.4 billion and $1.0 billion, respectively.

At December 31, 2003, the banking subsidiaries had deposits from officers, directors, employees and principal stockholders of the Company amounting to approximately $6.3 million (2002 - $5.7 million).

The Company, as a servicer of loans, is required to maintain certain balances on behalf of the borrowers called escrow funds. At December 31, 2003, escrow funds amounted to approximately $182.3 million (2002 - $124.8 million), of which $158.5 million was deposited with Doral Bank - PR (2002 - $110.4 million). The remaining escrow funds were deposited with other banks and therefore excluded from the Company's assets and liabilities.

[p.96]

A summary of certificates of deposit by maturity follows:

(In thousands)
AS OF DECEMBER 31, 2003
-----------------------
2004                                                      $    775,543
2005                                                           269,212
2006                                                           274,232
2007                                                           239,259
2008                                                           136,994
2009 and thereafter                                                431
                                                          ------------
                                                          $  1,695,671
                                                          ============

(In thousands)
AS OF DECEMBER 31, 2002
-----------------------
2003                                                      $    763,000
2004                                                           150,262
2005                                                           135,942
2006                                                            58,903
2007                                                           162,879
2008 and thereafter                                              1,479
                                                          ------------
                                                          $  1,272,465
                                                          ============

The banking subsidiaries had brokered certificates of deposit maturing as follows:

(In thousands)
AS OF DECEMBER 31, 2003
-----------------------
2004                                                      $    178,798
2005                                                           234,997
2006                                                           256,483
2007                                                           214,466
2008                                                           100,375
2009 and thereafter                                                166
                                                          ------------
                                                          $    985,285
                                                          ============

(In thousands)
AS OF DECEMBER 31, 2002
-----------------------
2003                                                      $    247,713
2004                                                           117,334
2005                                                           102,502
2006                                                            45,975
2007                                                           140,797
2008 and thereafter                                                155
                                                          ------------
                                                          $    654,476
                                                          ============

16. SECURITIES SOLD UNDER AGREEMENTS TO REPURCHASE

The following summarizes significant data about securities sold under agreements to repurchase for the years ended December 31, 2003 and 2002.

(In thousands)                                                  2003              2002
----------------------------------------------              ------------      ------------
Carrying amount as of  December 31,                         $  3,602,942      $  2,733,339
                                                            ============      ============

Average monthly aggregate balance outstanding               $  2,999,339      $  2,554,628
                                                            ============      ============

Maximum balance outstanding at any month end                $  3,602,942      $  2,901,783
                                                            ============      ============

Weighted-average interest rate during the year                      3.02%             3.84%
                                                            ============      ============

Weighted-average interest rate at year end                          2.46%             3.46%
                                                            ============      ============

[p.97]

At December 31, 2003, the scheduled aggregate annual maturities of securities sold under agreements to repurchase were approximately as follows:

(In thousands)
Year ending December 31,
-------------------------
2004                                 $  1,755,639
2005                                      155,000
2006                                            -
2007                                      270,000
2008                                      464,425
2009 and thereafter                       957,878
                                     ------------
                                     $  3,602,942
                                     ============

The carrying and market values of securities available for sale and securities held to maturity pledged as collateral at December 31, shown by maturity of the repurchase agreement, were as follows:

                                                      2003                                                 2002
                               ---------------------------------------------------------------------------------------------------
                                 CARRYING      MARKET    REPURCHASE         REPO     CARRYING      MARKET     REPURCHASE      REPO
(Dollars in thousands)            VALUE        VALUE     LIABILITY          RATE      VALUE         VALUE      LIABILITY      RATE
----------------------------   -----------  -----------  -----------       -----   -----------   -----------  ----------      ----
MORTGAGE-BACKED SECURITIES
    GNMA
       Term up to 30 days      $         -  $         -  $         -          -    $    12,109   $    12,349  $   11,707      1.36%
       Term over 90 days           424,341      419,753      453,000       1.90%        10,541        10,950      10,783      6.30%

    FHLMC and FNMA
       Term up to 30 days          280,748      273,543      267,538       1.14%        12,507        12,869      12,074      1.36%
       Term over 90 days           155,218      151,128      106,604       1.74%             -             -           -         -

    CMO Certificates
       Term up to 30 days           14,911       14,857       13,268       1.38%         9,336         9,164       7,069      1.19%
       Term of 30 to 90 days             -            -            -          -         40,398        39,865      39,391      1.55%
       Term over 90 days             9,967        9,746        6,467       2.80%         7,353         7,261       7,200      1.56%

DEBT SECURITIES
    FHLB Notes
       Term over 90 days           489,785      490,090      471,541       5.49%       294,365       294,379     289,419      5.97%

    FHLB and FHLMC
      Zero Coupons
       Term over 90 days           289,322      286,817      271,921       4.33%       307,265       305,215     288,467      5.51%

    FHLMC Notes
       Term up to 30 days                -            -            -          -         11,000        11,000      10,970      1.47%
       Term over 90 days                 -            -            -          -          5,000         5,063       4,975      5.75%

    U.S. Treasury Securities
       Term up to 30 days        1,073,872    1,039,632    1,039,299       0.43%        20,396        20,950      12,352      1.20%
       Term of 30 to 90 days             -            -            -          -          4,000         4,335       4,000      1.55%
       Term over 90 days           609,405      575,240      478,387       4.44%       542,873       544,900     492,195      3.40%
                               -----------  -----------  -----------       ----    -----------   -----------  ----------      ----
                               $ 3,347,569  $ 3,260,806  $ 3,108,025       2.49%   $ 1,277,143   $ 1,278,300  $1,190,602      4.40%
                               ===========  ===========  ===========       ====    ===========   ===========  ==========      ====

[p. 98]

17. ADVANCES FROM THE FEDERAL HOME LOAN BANK

Advances from the FHLB consisted of the following:

                                                                                                                DECEMBER 31,
                                                                                                       -----------------------------
(In thousands)                                                                                             2003              2002
-------------------------------------------------------------------------------------------------      ------------      -----------
Advances from the FHLB with maturities ranging from February 2004 to November 2012 (2002-January
  2003 to November 2012), at various fixed and adjustable rates averaging 3.89% and 3.93% at
  December 31, 2003 and 2002, respectively                                                             $  1,206,500      $ 1,311,500
                                                                                                       ============      ===========

At December 31, 2003, the Company had pledged qualified collateral in the form of first mortgage notes, investments and mortgage-backed securities with a market value of $1.5 billion to secure the above advances from the FHLB. According to contractual agreements, such investments can be repledged by the counterparty.

At December 31, 2003, the scheduled aggregate annual maturities of Advances from the FHLB were approximately as follows:

(In thousands)
Year ending December 31,
-------------------------------------------------------------------------------------------------------------------
2004                                                                                                   $    112,000
2005                                                                                                        375,000
2006                                                                                                             --
2007                                                                                                         17,000
2008                                                                                                             --
2009 and thereafter                                                                                         702,500
                                                                                                       ------------
                                                                                                       $  1,206,500
                                                                                                       ============

18. LOANS PAYABLE

At December 31, 2003 and 2002, the Company had several mortgage warehousing lines of credit and gestation or presale facilities totaling approximately $851.4 million and $1.2 billion, respectively. Advances under these facilities are secured by mortgage loans.

Loans payable consisted of the following:

                                                                                                                DECEMBER 31,
                                                                                                       ----------------------------
(In thousands)                                                                                             2003            2002
----------------------------------------------------------------------------------------------         ------------    ------------
Loans payable resulting from the use of warehousing lines of credit and gestation or presale facilities due in 2004, at various variable rates averaging 2.12% and 2.32% at December 31,
  2003 and 2002, respectively, and other financing arrangements                                        $    178,334    $    190,830

Securities sold short at 5.70% due in January 2003                                                                -          20,172
                                                                                                       ------------    ------------
                                                                                                       $    178,334    $    211,002
                                                                                                       ============    ============

Maximum borrowings outstanding at any month end during 2003 and 2002 were $292 million and $391 million, respectively. The approximate average outstanding borrowings during the periods were $243 million and $206 million, respectively. The weighted-average interest rate of such borrowings, computed on a monthly basis, was 2.51% in 2003 and 3.01% in 2002.

The existing warehousing credit facilities and other financing arrangements require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 2003, the Company was in compliance with these requirements.

[p.99]

19. NOTES PAYABLE

Notes payable consisted of the following:

                                                                                                                    DECEMBER 31,
                                                                                                                -------------------
(In thousands)                                                                                                    2003       2002
--------------------------------------------------------------------------------------------------------------  --------   --------
8.50% medium-term notes due in July 2004, paying interest semiannually on January 8 and July 8                  $200,000   $200,000

$100 million notes, net of discount, bearing interest at 7.65%, due on March 26, 2016, paying interest
  monthly                                                                                                         98,228     98,083

7.84% senior notes due on October 10, 2006, paying interest semiannually on April 10 and October 10               75,000     75,000

$30 million notes, net of discount, bearing interest at 7.00%, due on April 26, 2012, paying interest monthly     29,499     29,438

$40 million notes, net of discount, bearing interest at 7.10%, due on April 26, 2017, paying interest monthly     39,285     39,231

$30 million notes, net of discount, bearing interest at 7.15%, due on April 26, 2022, paying interest monthly     29,446     29,416

Senior term notes at fixed rates ranging from 8.35% to 8.55% with maturities ranging from August 2004 to
  August 2007, paying interest semiannually on February 28 and August 31                                          29,000     29,000

Bonds payable secured by mortgage on building at fixed rates ranging from 6.15% to 6.90% (2002 - 6.10% to
  6.90%), with maturities ranging from June 2004 to December 2029 (2002 - June 2003 to December 2029),
  paying interest monthly                                                                                         51,735     52,365

Notes payable to bank, collateralized by CMO certificates at variable interest rates (2.87% and 3.13% at
  December 31, 2003 and 2002, respectively), due on June 30, 2004, paying interest monthly                         6,467      7,145

7.50% note payable to bank collateralized by mortgage loans, paying principal and interest monthly through
  January 2033                                                                                                    41,208     58,074

Zero coupon senior notes (effective rate of 6.50%) due on April 30, 2007                                           2,058      1,925

Notes payable at fixed rates ranging from 7.00% to 7.63% (2002- 7.00% to 8.00%), with maturities ranging
  from August 2004 to March 2005 (2002 - July 2003 to March 2005), paying interest monthly                           655      1,626
                                                                                                                --------   --------
                                                                                                                $602,581   $621,303
                                                                                                                ========   ========

[p.100]

At December 31, 2003, the scheduled aggregate annual maturities of notes payable were approximately as follows:

(In thousands)

Year ending December 31,
-------------------------------------------------------------------
2004                                                   $    212,237
2005                                                          9,265
2006                                                         82,760
2007                                                         11,863
2008                                                            855
2009 and thereafter                                         285,601
                                                       ------------
                                                       $    602,581
                                                       ============

20. ACCRUED EXPENSES AND OTHER LIABILITIES

Accrued expenses and other liabilities consisted of the following:

                                                                                                           DECEMBER 31,
                                                                                                 -------------------------------
(In thousands)                                                                                       2003               2002
-----------------------------------------------------------------                                ------------       ------------
Amounts retained on mortgage loans, generally paid within 5 days                                 $      1,735       $      3,113
Customer mortgages and closing expenses payable                                                        14,747             11,945
Deferred compensation plan                                                                              1,976              2,071
Incentive compensation payable                                                                          3,503              3,764
Accrued interest payable                                                                               40,899             39,584
Accrued expenses and other payables                                                                   109,716             89,790
Deferred tax liability                                                                                 65,106             31,397
                                                                                                 ------------       ------------
                                                                                                 $    237,682       $    181,664
                                                                                                 ============       ============

21. INCOME TAXES

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

Given the beneficial tax characteristics of these assets, the Company holds such loans and mortgage-backed securities for longer periods of time prior to sale in order to maximize the tax-exempt interest produced by these securities and loans. Therefore, net interest income has generally represented a greater proportion of the Company's total net income than it does in a typical mortgage banking institution.

Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. In addition, Doral Financial uses its international banking entities to invest in various U.S. securities, the interest income and gain on which is exempt from Puerto Rico income taxation and excluded from federal income taxation on the basis of the portfolio interest deduction in the case of interest, and in the case of capital gains, because the gains are sourced outside the United States.

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

[p.101]

Except for the operations of Doral Bank - NY and Doral Money, substantially all of the Company's operations are conducted through Puerto Rico subsidiaries in Puerto Rico. Doral Bank - NY and Doral Money are U.S. corporations and are subject to U.S. income tax on their income derived from all sources. For the years ended December 31, 2003, 2002 and 2001, the provision for income taxes for the Company's U.S. subsidiaries amounted to approximately $2.0 million, $5.5 million and $956,000, respectively.

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

RECONCILIATION OF EFFECTIVE TAX RATE

The provision for income taxes of the Company differs from amounts computed by applying the applicable Puerto Rico statutory rate to income before taxes. A reconciliation of the difference follows:

                                                       YEAR ENDED DECEMBER 31,
                                 --------------------------------------------------------------------
(Dollars in thousands)               2003                        2002                        2001
--------------------------       ------------                ------------                ------------
Income before income taxes       $    393,365                $    260,976                $    158,260
                                 ------------                ------------                ------------

                                                  % OF                     % OF                     % OF
                                                PRE-TAX                   PRE-TAX                  PRE-TAX
                                AMOUNT          INCOME     AMOUNT         INCOME     AMOUNT         INCOME
                               ---------        -------  ---------        -------  ---------       -------
Tax at statutory rates         $ 153,412         39.0    $ 101,781         39.0    $  61,721         39.0
Tax effect of exempt income,
  net of disallowance            (65,092)       (16.6)     (64,192)       (24.6)     (38,175)       (24.1)
Tax effect of capital gains      (14,620)        (3.7)      (2,244)        (0.9)      (7,845)        (5.0)
Other, net                        (1,634)        (0.4)       4,663          1.8        4,637          3.0
                               ---------        -----    ---------        -----    ---------        -----
Provision for income taxes     $  72,066         18.3    $  40,008         15.3    $  20,338         12.9
                               =========        =====    =========        =====    =========        =====

The components of income tax expense for the years ended December 31 are summarized below:

(In thousands)                                             2003              2002               2001
---------------------------                            ------------      ------------      ------------
Current income tax expense                             $     32,086      $     24,296      $     18,652
Deferred income tax expense                                  39,980            15,712             1,686
                                                       ------------      ------------      ------------
Total income tax expense                               $     72,066      $     40,008      $     20,338
                                                       ============      ============      ============

At December 31, the components of the net deferred tax liability were:

(In thousands)                                                2003               2002
----------------------------------------------            ------------       ------------
Deferred income tax liability resulting from:
    Deferred income for tax purposes                      $    120,332       $     81,906
                                                          ------------       ------------

Deferred income tax asset resulting from:
    Unrealized losses on securities                             14,162             16,439
    Unrealized losses on derivative activities                  14,455             12,548
    Allowance for bad debts and others                          14,016             10,835
    Net deferred origination fees                                2,770              4,830
    Allowance for loan losses                                    9,823              5,857
                                                          ------------       ------------
                                                                55,226             50,509
                                                          ------------       ------------
Net deferred tax liability                                $     65,106       $     31,397
                                                          ============       ============

[p.102]

22. RELATED PARTY TRANSACTIONS

At December 31, 2003, the Company had $ 9.0 million of loans outstanding to officers, directors and stockholders, of which $8.8 million are secured by mortgages on real estate. Furthermore, the Company had construction loans receivable outstanding and commitments to extend credit to related parties of $47.0 million and approximately $160,000, respectively.

During 2003, the Company purchased two floors in a commercial condominium building for $8.7 million from a partnership in which a related party holds a 50% interest.

23. FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK

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

The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company's exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of these instruments. The Company uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At December 31, 2003, commitments to extend credit and commercial and financial standby letters of credit amounted to approximately $395.6 million and $3.3 million, respectively, and commitments to sell mortgage-backed securities and loans amounted to approximately $1.2 billion. Management believes that the Company has the ability to meet these commitments and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses.

A letter of credit is an arrangement that represents an obligation on the part of the Company to a designated third party, contingent upon the failure of the Company's customer to perform under the terms of the underlying contract with a third party. The amount in letters of credit represents the maximum amount of credit risk in the event of non-performance by these customers. Under the terms of a letter of credit, an obligation arises only when the underlying event fails to occur as intended, and the obligation is generally up to a stipulated amount and with specified terms and conditions. Letters of credit are used by the customer as a credit enhancement and typically expire without having been drawn upon.

The Company evaluates each customer's credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management's credit evaluation of the counterparty.

A geographic concentration exists within the Company's loan servicing portfolio since approximately 98% of the Company's lending activity is with customers located in Puerto Rico and most of its loans are secured by properties located in Puerto Rico.

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

[p.103]

24. COMMITMENTS AND CONTINGENCIES

The Company has several noncancelable operating leases for office facilities expiring from 2004 through 2009 and thereafter. Total minimum rental commitments for leases in effect at December 31, 2003, are as follows:

(In thousands)                                            AMOUNT
--------------------                                   ------------
2004                                                   $      5,694
2005                                                          5,169
2006                                                          5,075
2007                                                          5,039
2008                                                          4,713
2009 and thereafter                                          33,018
                                                       ------------
                                                       $     58,708
                                                       ============

Total rent expense for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $6.9 million, $7.5 million, and $7.2 million, respectively.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business and have not been adjudicated. Management believes that these actions, when finally concluded, will not have a material adverse effect upon the financial position, results of operations or cash flows of the Company.

In connection with its mortgage securitization activities, the Company has entered into Insurance and Indemnity Agreements (the "Agreements") with insurance companies providing for the issuance of financial guaranty insurance policies. The insurance policies cover the payment of amounts due with respect to senior certificates issued by CMO grantor's trusts established by the Company, and provide, among other things, that the Company cannot sell, transfer or pledge the residual certificates issued by the trusts without the insurance company's approval because the residual certificates are pledged as collateral to the insurance company.

25. RETIREMENT AND COMPENSATION PLANS

The Company maintains a profit-sharing plan with a cash or deferred arrangement named the Doral Financial Corporation Retirement Savings and Incentive Plan ("the Plan"). The Plan is available to all employees of Doral Financial who have attained age 18 and completed one year of service with the Company. Participants in the Plan have the option of making pre-tax or after-tax contributions. The Company will make a matching contribution that is invested in its common stock equal to $0.50 for every dollar of pre-tax contribution made by participants to the Plan, up to 5% of the participant's basic compensation, as defined. The Company is also able to make fully discretionary profit-sharing contributions to the Plan. The Company's expense related to its retirement plan during the years ended December 31, 2003, 2002 and 2001, amounted to approximately $964,000, $1.3 million, and $956,000, respectively.

The Company has unfunded deferred incentive compensation arrangements (the "Deferred Compensation") with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage-banking activities, as defined, and is payable to participants after a five-year vesting period. The expense for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $492,000, $512,000 and $453,000, respectively.

The Company also has incentive compensation arrangements payable currently with certain officers. The incentive payments are based on the amount of consolidated net income (adjusted for certain amounts such as extraordinary gains or losses) in excess of an established return on stockholders' equity target, as defined in the agreements. The expense under these arrangements for the years ended December 31, 2003, 2002 and 2001, amounted to approximately $3.8 million, $3.9 million and $3.7 million, respectively.

26. CAPITAL STOCK AND ADDITIONAL PAID-IN CAPITAL

On September 29, 2003, and October 8, 2003, the Company issued 1,200,000 shares and 180,000 shares, respectively, of its 4.75% Perpetual cumulative convertible preferred stock ("the convertible preferred stock") having a liquidation preference of $250 per share in a private offering to qualified institutional buyers pursuant to Rule 144A. The convertible preferred stock ranks on parity with the Company's 7.00% noncumulative monthly income preferred stock, Series A, 8.35% noncumulative monthly income preferred stock, Series B and 7.25% noncumulative monthly income preferred stock, Series C, with respect to dividend rights and rights upon liquidation, winding up or dissolution (see description below). The net proceeds of the Company after the underwriting discounts and expenses were approximately $336.5 million. Each share of convertible preferred stock is currently convertible into 6.2856 shares of common stock, subject to adjustment under specific conditions. Refer to Note 29 for additional

[p.104]

information regarding specific conditions for the convertible preferred stock.

During the second quarter of 2002, the Company issued 4,140,000 shares of its 7.25% noncumulative monthly income preferred stock, Series C (the "7.25% Preferred Stock") at a price of $25 per share, its liquidation preference. As of December 31, 2003, there were 4,140,000 shares issued and outstanding. The 7.25% Preferred Stock may be redeemed at the option of the Company beginning on May 31, 2007, at varying redemption prices that start at $25.50 per share. The net proceeds of the Company after the underwriting discounts and expenses were approximately $100 million.

On August 1, 2001, the Company issued 5,060,000 shares of common stock at a price of $32.00 per share, (11,385,000 shares at a price of $14.22 after giving effect of subsequent stock splits). The net proceeds to the Company amounted to $153.4 million.

On August 31, 2000, the Company issued 2,000,000 shares of its 8.35% noncumulative monthly income preferred stock, Series B (the "8.35% Preferred Stock") at a price of $25 per share, its liquidation preference. As of December 31, 2003, there were 2,000,000 shares issued and outstanding. The 8.35% Preferred Stock may be redeemed at the option of the Company beginning on September 30, 2005, at varying redemption prices that start at $25.50 per share.

On February 22, 1999, the Company issued 1,495,000 shares of its 7% noncumulative monthly income preferred stock, Series A (the "7% Preferred Stock") at a price of $50 per share, its liquidation preference. As of December 31, 2003, there were 1,495,000 shares issued and outstanding. The 7% Preferred Stock may be redeemed at the option of the Company beginning on February 28, 2004, at varying redemption prices that start at $51.00 per share.

The 7.25% Preferred Stock, 8.35% Preferred Stock and 7% Preferred Stock (collectively, the "Nonconvertible Preferred Stocks") are not convertible into shares of common stock or any other equity securities and have equal rank as to the payment of dividends and rights on liquidation. The holders of the Nonconvertible Preferred Stocks are entitled to receive non-cumulative cash dividends on their liquidation preference when declared by the Board of Directors at the annual rate established for each series, payable monthly. The terms of the Nonconvertible Preferred Stocks prohibit the Company from declaring or paying any dividends on the common stock (1) unless all accrued and unpaid dividends on the Nonconvertible Preferred Stocks for the preceding 12 dividend periods have been paid and the full dividend on the Nonconvertible Preferred Stocks for the current monthly dividend period is contemporaneously declared and paid or set aside for payment or (2) if the Company has defaulted in the payment of the redemption price of any shares of the Nonconvertible Preferred Stocks called for redemption. The terms of the Nonconvertible Preferred Stocks provide that if the Company is unable to pay in full dividends on a series of Nonconvertible Preferred Stock, all dividends will be distributed pro rata among the outstanding series of Nonconvertible Preferred Stock.

The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company's Board of Directors. The Company is prohibited under the Indenture of its 7.84% Senior Notes and an agreement with another financial institution from paying dividends on capital stock (other than dividends payable in the form of capital stock or stock rights) if an event of default under any such agreement exists at such time, or if the amount of dividends payable by the Company together with the aggregate amount in dividends paid and other capital distributions made since the specified dates exceed a defined amount. In addition, under the Syndicated Credit Agreement, the Senior Notes Indenture and other debt agreements of the Company, the Company is prohibited from paying dividends if it fails to maintain specified minimum levels of net worth and dividend ratios, and certain other financial ratios.

As discussed in Note 3, present regulations limit the amount in dividends that Doral Bank - PR and Doral Bank - NY may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would cause the capital of Doral Bank - PR or Doral Bank - NY to fall below the regulatory capital requirements. In addition, the Federal Reserve Board has issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

[p.105]

27. STOCK OPTION PLANS

Since April 16, 1997, the Company offers an employee stock option plan. This plan, as amended in 2001, allows for the granting of up to 6,750,000 purchase options on shares of the Company's common stock to employees, including officers and directors who are also employees of the Company. The Compensation Committee of the Board of Directors has the authority and absolute discretion to determine the number of stock options to be granted, their vesting rights, and the option exercise price. The vesting rights, however, cannot exceed ten years and the exercise price may not be lower than the market value at the date of the grant.

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

Effective January 1, 2003, the Company expensed the fair value of stock options granted to employees using the "modified prospective" method described in SFAS No. 148. Under this method, the Company expenses the fair value of all employee stock options granted after January 1, 2003, as well as the unvested portions of previously granted options. The before-tax expense associated with expensing stock options for 2003 was approximately $4.5 million. During 2002 and 2001 the Company used the intrinsic value method to account for its stock option plan. Under the intrinsic value method, compensation expense is recognized for the excess, if any, of the quoted market price of the stock on the grant date over the amount an employee must pay to acquire the stock. During 2002, the Company granted stock options to buy shares of the Company's stock that will be exercisable over a period ranging from one to ten years. The options granted do not contain stock appreciation rights. Fifty percent (50%) of the options granted vest on the first anniversary of the grant date and the remaining 50% vest on the second anniversary. The option prices equaled the quoted market price of the stock at the grant date; therefore, no compensation cost was recognized. At December 31, 2003, 3,085,988 stock options are exercisable. The remaining stock options became exercisable in 2004.

The activity of stock options, adjusted by the stock split discussed in Note 2, during 2003, 2002 and 2001 is set forth below:

                              2003                       2002                       2001
                    ------------------------   ------------------------   ------------------------
                                  WEIGHTED-                   WEIGHTED-                  WEIGHTED-
                       NUMBER      AVERAGE       NUMBER       AVERAGE       NUMBER       AVERAGE
                        OF         EXERCISE        OF         EXERCISE        OF         EXERCISE
                      OPTIONS       PRICE        OPTIONS       PRICE        OPTIONS       PRICE
                     ---------    ----------    ---------    ----------    ---------    ----------
Beginning of year    4,103,775    $     9.83    2,533,725    $     5.13    3,336,525    $     5.46
Options granted              -             -    1,773,000         16.07            -             -
Options exercised     (131,287)         5.66     (202,950)         5.66     (801,450)         6.53
Options forfeited            -             -            -             -       (1,350)         6.77
                     ---------    ----------    ---------    ----------    ---------    ----------
End of year          3,972,488    $     9.97    4,103,775    $     9.83    2,533,725    $     5.13
                     =========    ==========    =========    ==========    =========    ==========

The following table summarizes the exercise price and the weighted-average remaining contractual life of the options outstanding at December 31, 2003.

 EXERCISE                         OUTSTANDING                         WEIGHTED-AVERAGE
  PRICE                             OPTIONS                         CONTRACT LIFE (YEARS)
----------                        -----------                       ---------------------
$     6.76                            48,488                                 4.25
==========                         =========                                 ====
$     5.00                         2,092,500                                 6.00
==========                         =========                                 ====
$     5.28                            58,500                                 6.28
==========                         =========                                 ====
$    16.08                         1,766,250                                 8.17
==========                         =========                                 ====
$    15.57                             6,750                                 8.29
==========                         =========                                 ====

[p.106]

The fair value of the options granted in 2002 was estimated using the Black-Scholes option-pricing model with the following assumptions:

                                                                         2002
                                                                     ------------
Stock price and exercise price                                       $      16.07

Stock option estimated fair value                                    $       5.09

Expected stock option term (years)                                              4

Expected volatility                                                            38%

Expected dividend yield                                                      1.52%

Risk-free interest rate                                                      4.16%

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

Set forth below is a reconciliation of the application of SFAS No. 91 to employee costs and other expenses:

                                                                           YEAR ENDED DECEMBER 31,
                                                               -----------------------------------------------
(In thousands)                                                     2003              2002             2001
--------------------------------------                         ------------      ------------     ------------
Employee costs, gross                                          $    108,503      $     87,380     $     76,016
Deferred costs pursuant to SFAS No. 91                               25,563            30,737           28,257
                                                               ------------      ------------     ------------
Employee cost, net                                             $     82,940      $     56,643     $     47,759
                                                               ============      ============     ============

Other expenses, gross                                          $     24,765      $     22,286     $     15,254
Deferred costs pursuant to SFAS No. 91                                4,518             8,248            7,508
                                                               ------------      ------------     ------------
Other expenses, net                                            $     20,247      $     14,038     $      7,746
                                                               ============      ============     ============

As of December 31, 2003, the Company had a net deferred origination cost on mortgage loans held for sale and a net deferred origination fee on loans receivable amounting to $1.4 million and $18.0 million, respectively.

[p.107]

29. EARNINGS PER SHARE

The reconciliation of the numerator and denominator, adjusted to reflect the stock split effective December 11, 2003, of the basic and diluted earnings per share follows:

                                                                                                  YEAR ENDED DECEMBER 31,
                                                                                    -----------------------------------------------
(Dollars in thousands, except per share data)                                           2003             2002              2001
----------------------------------------------------------------------------------  -------------    -------------    -------------
NET INCOME:
    Income before cumulative effect of change in accounting principle               $     321,299    $     220,968    $     137,922
    Convertible preferred stock dividends                                                  (4,176)               -                -
    Nonconvertible preferred stock dividends                                              (16,912)         (13,730)          (9,408)
                                                                                    -------------    -------------    -------------
    Income available to common shareholders before cumulative effect of change in
      accounting principle                                                                300,211          207,238          128,514
    Cumulative effect of change in accounting principle, net of tax                             -                -            5,929
                                                                                    -------------    -------------    -------------
    Net income attributable to common stock                                         $     300,211    $     207,238    $     134,443
                                                                                    =============    =============    =============

WEIGHTED-AVERAGE SHARES:
    Basic weighted-average number of common shares outstanding                        107,861,415      107,697,114      100,786,932
    Incremental shares issuable upon exercise of stock options                          2,572,747        1,741,581        1,594,682
                                                                                    -------------    -------------    -------------
    Diluted weighted-average number of common shares outstanding                      110,434,162      109,438,695      102,381,614
                                                                                    =============    =============    =============

NET INCOME PER COMMON SHARE:
    Basic:
       Income before cumulative effect                                              $        2.78    $        1.92    $        1.27
       Cumulative effect of change in accounting principle                                      -                -             0.06
                                                                                    -------------    -------------    -------------
       Net income                                                                   $        2.78    $        1.92    $        1.33
                                                                                    =============    =============    =============

    Diluted:
       Income before cumulative effect                                              $        2.72    $        1.89    $        1.25
       Cumulative effect of change in accounting principle                                      -                -             0.06
                                                                                    -------------    -------------    -------------
       Net income                                                                   $        2.72    $        1.89    $        1.31
                                                                                    =============    =============    =============

For the year ended December 31, 2003, 1,380,000 shares of the Company's 4.75% Perpetual cumulative convertible preferred stock that were issued in the second half of 2003 were not included in the computation of diluted earnings per share because the conditions for conversion as described below had not been met. Each share of convertible preferred stock is currently convertible into 6.2856 shares of common stock, subject to adjustment under specific conditions. The option of the purchasers to convert the convertible preferred stock into shares of the Company's common stock is exercisable only (a) if during any fiscal quarter after September 30, 2003, the closing sale price of the Company's common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading date of the preceding fiscal quarter exceeds 120% of the conversion price of the convertible preferred stock (initial conversion price of $39.77 as of September 30, 2003); (b) upon the occurrence of certain corporate transactions; or (c) upon the delisting of the Company's common stock. On or after September 30, 2008, the Company may, at its option, cause the convertible preferred stock to be converted into the number of shares of common stock that are issuable at the conversion price. The Company may only exercise its conversion right if the closing sale price of the Company's common stock exceeds 130% of the conversion price of the convertible preferred stock in effect for 20 trading days within any period of 30 consecutive trading days ending on a trading day not more than two trading days prior to the date the Company gives notice of conversion.

For the years ended December 31, 2003, 2002 and 2001, all stock options outstanding were included in the computation of weighted-average outstanding shares.

[p.108]

30. DISCLOSURES ABOUT FAIR VALUE OF FINANCIAL INSTRUMENTS

The table below presents the carrying amounts and fair values of the Company's financial instruments at December 31, 2003 and 2002. The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical costs.

                                                                         2003                                 2002
                                                            ------------------------------       ------------------------------
                                                               CARRYING            FAIR            CARRYING            FAIR
(In thousands)                                                  AMOUNT            VALUE             AMOUNT            VALUE
--------------------------------------------------          ------------      ------------      ------------       ------------
FINANCIAL ASSETS:
    Cash and due from banks                                 $     84,713      $     84,713      $    156,137       $    156,137
    Money market investments                                     870,009           870,009         1,417,154          1,417,154
    Securities held for trading                                  944,150           944,150         1,196,179          1,196,179
    Securities available for sale                              2,850,598         2,850,598           862,090            862,090
    Securities held to maturity                                1,640,909         1,584,102           960,626            965,259
    Mortgage loans held for sale                               1,966,608         2,019,595         2,183,399          2,245,612
    Loans receivable                                           1,410,849         1,436,521         1,022,342          1,041,342
    Servicing assets                                             167,498           182,076           159,881            184,221

FINANCIAL LIABILITIES:
    Deposits                                                $  2,971,272      $  2,974,748      $  2,217,211       $  2,223,786
    Securities sold under agreements to repurchase             3,602,942         3,615,056         2,733,339          2,759,642
    Advances from FHLB                                         1,206,500         1,211,904         1,311,500          1,318,298
    Loans payable                                                178,334           178,334           211,002            211,002
    Notes payable                                                602,581           628,591           621,303            654,519

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Cash and due from banks, money market investments and loans payable: valued at the carrying amounts in the Consolidated Statements of Financial Condition. The carrying amounts are reasonable estimates of fair value due to the relatively short period to maturity.

Mortgage loans held for sale, securities held for trading, securities held to maturity and securities available for sale: valued at quoted market prices, if available. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In certain other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting appropriate degrees of risk. The fair value of derivative financial instruments is estimated as the amounts that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses of open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

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

[p.109]

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

Asset-liability risk management activities are conducted in the context of the Company's sensitivity to interest rate changes. This sensitivity arises due to changes in interest rates since many of the Company's assets are of a fixed rate nature. Changes in interest rates affect the value of mortgage loans held for sale and mortgage-backed securities held for trading from the time such assets are originated to the time these assets are sold on a contractual basis. Interest-bearing liabilities reprice more frequently than interest-earning assets and, therefore, the Company's net interest income is affected by changes in interest rates and the relation between long-term and short-term interest rates.

To achieve its risk management objectives, the Company uses a combination of derivative financial instruments, particularly futures and options, as well as other types of contracts such as forward sales commitments, interest rate swaps and interest rate collars.

The following table summarizes the activity in derivative transactions, for the year:

(In thousands)                                    NOTIONAL AMOUNT(1)                 FAIR VALUE(2)
-----------------------------------------   -----------------------------   -----------------------------------------------
                                                                                                                   NET
                                                    AT DECEMBER 31,                 AT DECEMBER 31,               GAINS
                                                ASSETS       LIABILITIES        ASSETS        LIABILITIES       (LOSSES)
-----------------------------------------   -------------   -------------   -------------    -------------    -------------
2003
Options on futures                          $   1,587,500   $           -   $      12,927    $           -    $      50,912
Options on Eurodollars                            500,000       1,000,000             270            1,238          (12,926)
Forward contracts                                       -          40,000               -               31              258
Options on bonds and mortgage-backed
  securities                                      130,000               -           1,277                -          (12,649)
Futures on U.S. Treasury bonds and notes          147,000         819,700             525           12,230         (134,624)
Futures on Eurodollars                                  -         120,000               -              377            4,704
Interest rate collars                           1,900,000               -           8,378                -           (3,025)
Interest rate swaps                                     -         200,000               -            3,928              (31)
                                            -------------   -------------   -------------    -------------    -------------
                                            $   4,264,500   $   2,179,700   $      23,377    $      17,804    $    (107,381)
                                            =============   =============   =============    =============    =============

2002
Options on futures                          $     965,000   $           -   $       1,467    $           -    $     (15,202)
Options on Eurodollars                          6,022,000               -          12,087                -           14,740
Forward contracts                                       -               -               -                -            5,982
Options on bonds and  mortgage-backed
  securities                                      370,000               -             555                -          (16,358)
Futures on U.S. Treasury bonds  and notes          89,100          30,000             286            2,435          (43,657)
Futures on Eurodollars                                  -       2,804,000               -           16,996          (25,003)
Interest rate collars                           1,200,000               -           6,380                -           (9,815)
Interest rate swaps                                     -         250,000               -            5,159           (1,954)
                                            -------------   -------------   -------------    -------------    -------------
                                            $   8,646,100   $   3,084,000   $      20,775    $      24,590    $     (91,267)
                                            =============   =============   =============    =============    =============

(1) Notional amount indicates the balances on which payments are being determined and does not represent the Company's exposure to counterparties credit risk.

(2) Fair values presented above are classified by instrument type netted by counterparty. Thus, fair values are not netted by counterparty across instrument type as required to measure counterparty credit risk exposure. The amount of derivatives assets, at fair value netted by counterparty, included in "Trading Securities" amounted to $13.3 million, as of December 31, 2003, and derivatives liabilities, at fair value netted by counterparty, presented as part of "Accrued expenses and other liabilities" amounted to approximately $7.7 million and $3.8 million as of December 31, 2003 and 2002, respectively.

[p.110]

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate futures contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked to market daily, and are subject to margin requirements. Forward contracts are generally over-the-counter or privately negotiated contracts to sell a specified amount in certain instruments such as mortgage-backed securities at a specified price at a specified future date. Because these contracts are not traded on an exchange and are not generally marked to market on a daily basis, they are generally subject to greater credit risks than futures contracts.

The risk that counterparties to both derivative and cash instruments might default on their obligations is monitored on an ongoing basis. To manage the level of credit risk, the Company deals with counterparties of good credit standing, enters into master netting agreements whenever possible and, when appropriate, obtains collateral. Master netting agreements incorporate rights of set-off that provide for the net settlement of subject contracts with the same counterparty in the event of default.

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

Doral Bank - PR enters into interest rate swap agreements in managing its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. Non-performance by the counterparty will expose Doral Bank - PR to interest rate risk. At December 31, 2003, Doral Bank - PR had two interest rate swap agreements outstanding (each with a notional amount of $100.0 million) and are intended to protect Doral Bank - PR from the repricing of its short-term liabilities during a rising interest rate environment. These agreements end on September 11, 2007, and September 12, 2007, respectively. The interest rate to be received on these swap agreements is 100% of the three-month LIBOR rate (1.17%, each one, at December 31, 2003) and the fixed interest rate to be paid is 3.6875% and 3.655%, respectively. These swaps are recorded at fair value with changes in the fair value reflected in trading activities of the Consolidated Statements of Income.

Doral Financial purchased various interest rate collars, intended to protect the Company against rising interest rates. The following table summarizes interest rate collars outstanding at December 31, 2003.

[p.111]

(In thousands)
  NOTIONAL
   AMOUNT                  MATURITY DATE           ENTITLED PAYMENT CONDITIONS        PREMIUM PAID          FAIR VALUE
------------              --------------         -------------------------------      ------------         ------------
$    200,000              June, 2006             Excess 3-month LIBOR and 5.0%        $      4,865         $        540
------------              ---------------        -------------------------------      ------------         ------------

                                                 Excess 3-month LIBOR and 5.5%
                                                 provided that 3-month LIBOR is
$    400,000              March, 2007            less than 8.5%                       $      5,760         $      1,066
------------              ---------------        -------------------------------      ------------         ------------

                                                 Excess 3-month LIBOR and 5.5%
                                                 provided that 3-month LIBOR is
$    600,000              September, 2007        less than 8.5%                       $      5,570         $      2,575
------------              ---------------        -------------------------------      ------------         ------------

                                                 Excess 3-month LIBOR and 5.5%
                                                 provided that 3-month LIBOR is
$    100,000              February, 2008         less than 8.0%                       $        955         $        686
------------              ---------------        -------------------------------      ------------         ------------

                                                 Excess 3-month LIBOR and 5.0%
                                                 provided that 3-month LIBOR is
$    100,000              April, 2008            less than 8.0%                       $      1,000         $        750
------------              ---------------        -------------------------------      ------------         ------------

                                                 Excess 3-month LIBOR and 8.0%
                                                 provided that 3-month LIBOR is
$    200,000              April, 2008            less than 10.0%                      $        353         $        220
------------              ---------------        -------------------------------      ------------         ------------

                                                 Excess 3-month LIBOR and 5.0%
                                                 provided that 3-month LIBOR is
$    300,000              July, 2008             less than 8.0%                       $      2,715         $      2,541
------------              ---------------        -------------------------------      ------------         ------------

These collars are recorded at fair value with changes in the fair value reflected in trading activities of the Consolidated Statements of Income.

32. SEGMENT INFORMATION

The Company operates in four reportable segments identified by line of business: mortgage banking, banking (including thrift operations), institutional securities operations and insurance agency activities. Management made this determination based on operating decisions particular to each business line and because each one targets different customers and requires different strategies. The majority of the Company's operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area. Investment activities by Doral Bank - PR and by Doral Financial at the parent company level through their respective international banking entities are included within the banking and mortgage banking segments, respectively.

The Company monitors the performance of its reportable segments based on pre-established goals for different financial parameters such as net income, interest rate spread, loan production and increase in market share.

The accounting policies followed by the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

The following tables present net interest income, non-interest income, net income and identifiable assets for each of the Company's reportable segments for the periods presented as well as for the Company's Puerto Rico and mainland U.S. operations for the periods presented.

[p.112]

(In thousands)                                    2003            2002            2001
-------------------------------------------   ------------    ------------    ------------
NET INTEREST INCOME
Reportable segments:
    Mortgage banking                          $     50,040    $     57,935    $     23,853
    Banking                                        118,015          87,301          60,391
    Institutional securities                         3,601           2,616           2,486
    Insurance agency                                 2,037           1,133             572
Intersegment eliminations(1)                         7,787           3,437          (2,875)
                                              ------------    ------------    ------------
           Consolidated net interest income   $    181,480    $    152,422    $     84,427
                                              ============    ============    ============

NON-INTEREST INCOME
Reportable segments:
    Mortgage banking                          $    306,968    $    165,868    $    145,164
    Banking                                        103,523          83,331          36,788
    Institutional securities                         7,784           8,780           8,859
    Insurance agency                                 7,931           7,373           4,057
Intersegment eliminations(1)                       (14,434)         (9,959)         (3,736)
                                              ------------    ------------    ------------
           Consolidated non-interest income   $    411,772    $    255,393    $    191,132
                                              ============    ============    ============

NET INCOME
Reportable segments:
    Mortgage banking                          $    192,515    $    124,884    $     96,744
    Banking                                        121,369          92,388          49,332
    Institutional securities                         5,551           4,397           2,073
    Insurance agency                                 6,058           4,871           2,287
Intersegment eliminations(1)                        (4,194)         (5,572)         (6,585)
                                              ------------    ------------    ------------
           Consolidated net income            $    321,299    $    220,968    $    143,851
                                              ============    ============    ============

IDENTIFIABLE ASSETS
Reportable segments:
    Mortgage banking                          $  3,336,222    $  2,886,835    $  2,775,039
    Banking                                      7,186,605       5,468,632       3,715,588
    Institutional securities                       160,717         480,212         584,933
    Insurance agency                                48,611          33,382          28,875
Intersegment eliminations(1)                      (338,159)       (447,372)       (410,152)
                                              ------------    ------------    ------------
    Consolidated total identifiable assets    $ 10,393,996    $  8,421,689    $  6,694,283
                                              ============    ============    ============

(1) For purposes of the intersegment eliminations in the above table, income includes direct intersegment loan origination costs amortized as yield adjustment and other income derived from intercompany transactions, related principally to fees and commissions paid to the Company's institutional securities subsidiary and rental income paid to Doral Properties, the Company's subsidiary that owns the Corporate headquarters facilities. Assets include internal funding and investments in subsidiaries accounted for at cost.

[p.113]

The breakdown of non-interest income for the mortgage banking and banking segments, for the periods presented, follows:

(In thousands)                                        2003          2002         2001
-------------------------------------------------   --------    ----------    ---------
Mortgage Banking
Non-interest income:
    Net gain on mortgage loan sales and fees        $ 348,983    $ 197,408    $ 170,056
    Investment activities                             (34,336)     (29,719)     (26,654)
    Servicing (loss) income                           (10,082)      (3,359)       1,331
    Commissions, fees and other income                  2,403        1,538          431
                                                    ---------    ---------    ---------
       Total Mortgage Banking Non-interest income   $ 306,968    $ 165,868    $ 145,164
                                                    =========    =========    =========
Banking
Non-interest income:
    Net gain on mortgage loan sales and fees        $  48,350    $  28,575    $  20,128
    Investment activities                              41,776       43,177        8,358
    Servicing loss                                     (1,399)        (572)         (93)
    Commissions, fees and other income                 14,796       12,151        8,395
                                                    ---------    ---------    ---------
       Total Banking Non-interest income            $ 103,523    $  83,331    $  36,788
                                                    =========    =========    =========

The following table summarizes the financial results for the Company's Puerto Rico and mainland U.S. operations.

(In thousands)                                          2003            2002            2001
-------------------------------------------------   ------------    ------------    ------------
Net interest income
Reportable operations:
    Puerto Rico                                     $    170,845    $    138,219    $     77,418
    Mainland U.S.                                         10,575          14,988           7,362
Interoperation eliminations                                   60            (785)           (353)
                                                    ------------    ------------    ------------
           Consolidated net interest income         $    181,480    $    152,422    $     84,427
                                                    ============    ============    ============

Non-interest income
Reportable operations:
    Puerto Rico                                     $    407,774    $    251,899    $    189,371
    Mainland U.S.                                          4,388           6,289           1,761
Interoperation eliminations                                 (390)         (2,795)              -
                                                    ------------    ------------    ------------
           Consolidated non-interest income         $    411,772    $    255,393    $    191,132
                                                    ============    ============    ============

Net income
Reportable operations:
    Puerto Rico                                     $    319,782    $    217,447    $    142,820
    Mainland U.S.                                          1,628           7,101           1,384
Interoperation eliminations                                 (111)         (3,580)           (353)
                                                    ------------    ------------    ------------
           Consolidated net income                  $    321,299    $    220,968    $    143,851
                                                    ============    ============    ============

Identifiable assets
Reportable operations:
    Puerto Rico                                     $  9,962,713    $  8,022,479    $  6,484,959
    Mainland U.S.                                        525,821         539,230         288,393
Interoperation eliminations                              (94,538)       (140,020)        (79,069)
                                                    ------------    ------------    ------------
           Consolidated total identifiable assets   $ 10,393,996    $  8,421,689    $  6,694,283
                                                    ============    ============    ============

[p.114]

33. QUARTERLY RESULTS OF OPERATIONS (UNAUDITED)

Financial data showing results for the end of the quarters in 2003, 2002 and 2001 are presented below. These results are unaudited. In the opinion of management all adjustments necessary for a fair presentation have been included:

(In thousands, except per share data)        1ST           2ND             3RD            4TH
-------------------------------------   ------------   ------------   ------------   ------------
2003
Interest income                         $    109,610   $    109,204   $    109,752   $    124,004
Net interest income                           41,277         39,906         42,933         57,364
Provision for loan losses                      4,778          3,618          2,913          2,776
Non-interest income                           91,419         99,204        110,897        110,252
Net income                                    69,987         74,977         81,681         94,654
Earnings per common share - Basic               0.61           0.66           0.72           0.80
Earnings per common share - Diluted             0.60           0.64           0.70           0.78

2002
Interest income                         $     97,083   $    105,330   $    105,369   $    107,818
Net interest income                           35,886         37,677         39,246         39,613
Provision for loan losses                        748            989          2,055          3,637
Non-interest income                           49,609         57,759         67,992         80,033
Net income                                    46,540         51,987         58,284         64,157
Earnings per common share - Basic               0.41           0.46           0.50           0.56
Earnings per common share - Diluted             0.40           0.45           0.49           0.55

2001
Interest income                         $     86,143   $     85,751   $     92,826   $     91,375
Net interest income                           13,718         16,626         24,691         29,392
Provision for loan losses                      1,085            981          1,062          1,317
Non-interest income                           43,656         47,428         47,044         53,004
Net income                                    33,995         30,595         36,810         42,451
Earnings per common share - Basic               0.33           0.29           0.33           0.37
Earnings per common share - Diluted             0.33           0.29           0.33           0.37

[back inside cover]

CORPORATE DIRECTORY
COMPANY HEADQUARTERS
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

INVESTOR INQUIRIES
General inquiries from stockholders
and the investment community may be directed to:

Mario S. Levis
Senior Executive Vice President and Treasurer
Telephone: (787) 474-6709
Doral Financial Corporation
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717
or
Ricardo Melendez
Executive Vice President and
Chief Financial Officer
Telephone: (787) 474-6708
Doral Financial Corporation,
Doral Financial Plaza
1451 FD Roosevelt Avenue
San Juan, Puerto Rico 00920-2717

Visit us online at
www.doralfinancial.com

TRANSFER AGENT AND REGISTRAR
Mellon Investor Services, LLC
85 Challenger Road
Ridgefield Park, NJ 07660
Telephone: 1-800-851-9677
(201) 329-8660
www.melloninvestor.com

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

STOCK LISTING
Common: NYSE
(New York Stock Exchange)
Stock Symbol: DRL

Preferred: NASDAQ
(National Association of
Securities Dealers)

7.00% Preferred: NASDAQ
National Market System
Stock Symbol: DORLP

8.35% Preferred: NASDAQ
National Market System
Stock Symbol: DORLO

7.25% Preferred: NASDAQ
National Market System
Stock Symbol: DORLN

Annual Report

Creative Director & Writer: Lucienne Gigante

Design: Atelier Design Group

Photography:
Tomas Gual
Jason Rogers

Printing: Bowne

Editing:
Robert P. Schoene
Publishing Resources, Inc.

Production and Coordination:
Publishing Resources, Inc.