Form 10-K, Exhibit 13
period 2004-12-31
DORAL FINANCIAL CORP
filed 2005-03-15
CIK 840889

Exhibit 13

2004 Annual Report

Empowering People

Table of Contents

Message from the Chairman

Broad-ranging Product & Service Diversification

Service with a Human Touch

Our Commitment to Society

At the Heart of the U.S. Hispanic Market

Board of Directors

Corporate Officers and Subsidiary Presidents

The Companies of Doral Financial Corporation

Forward-Looking Statements

Stock Prices and Dividend Policy

Selected Financial Data

Management’s Discussion and Analysis of

Financial Condition and Results of

Operations

Management’s Report on Internal Control over

Financial Reporting

Report of Independent Registered

Public Accounting Firm

Consolidated Financial Statements

Corporate Directory

2

8

14

20

24

26

27

28

29

30

32

34

79

81

83

Inside Back Cover

Financial Services is not just an Industry.
It is a Mission.

At Doral Financial, our mission is to empower

people, to help them realize their hopes and

aspirations. We help people evolve from financial

constraints to prosperity, from paycheck to

entrepreneurship, from rental to home ownership,

from work to retirement, from the daily grind to

limitless possibilities. Every customer is driven by

different dreams and goals, and we are the

instrument that makes it possible for them to

reach their financial objectives.

Any financial institution so totally focused on

helping people is by its very nature a caring and

accessible organization, one that is by the same

token driven to empower the people it employs as

well as the people who live in the communities it

serves. It’s all about serving people.

That is our mission, and we deliver accordingly.

The ability to turn dreams into realities and add

value to the lives and livelihoods of customers,

employees and communities motivates and

encourages us to strive for excellence and

efficiency. Service is our passion: in customer

relations and in the development and delivery of

the very best financial products.

At Doral Financial Corporation, the focus on

service has been our guiding principle since our

founding as a mortgage bank in 1972. Today, it is

the engine driving a highly successful, fully

diversified financial institution. Behind the

remarkable profitability, impressive growth, public

recognition and the proven business model

reflected in this annual report and on our website

lies a rather simple strategy: treat each customer

as a valued person, worthy of our best effort and

complete attention. Don’t give up until you find

the right solution. Bend over backwards to serve

every customer’s needs – now and in the future.

Our definition of service sets us apart and

generates the sales, earnings and shareholder value

we’re proud to report. It’s a magnificent equation:

customer + employee + social responsibility =

shareholder value. The more we deliver, the

greater the sum. It is an equation that has

produced tremendous results.

In addition to mortgage lending, Doral Financial

Corporation offers the full gamut of financial services

for households and businesses, with a focus on full-

service banking solutions aimed at minority and

underserved markets in the United States. We

operate in Puerto Rico, the second largest and most

concentrated Hispanic market in the U.S., as well as in

New York’s multicultural communities.

2004 ANNUAL REPORT Empowering People   1

Message from the Chairman

The year 2004 marked a significant milestone in

the history of Doral Financial Corporation. It is

the year we put in place the final pieces of our

unique 10-point business model that positions

Doral Financial for years of continued growth,

profitability and enhanced shareholder value.

We are proud to announce that after being

profitable in each of our 32 years, capped by an

outstanding 2004, we have produced record-setting

numbers that once again placed us among the best

performing companies – not just financial

institutions – in the nation.

Some highlights:

Record earnings of $489.6 million, up 52% from
$321.3 million posted in 2003

Record loan production of $7.8 billion, up 20% for
the year

Record consolidated bank assets of $11.7 billion
and consolidated deposits of $3.6 billion at year
end, up 63% and 23% for the year, respectively

Record capital of $2.0 billion, up 24% for the year

Record loan servicing portfolio of $14.3 billion, up
12% for the year

Return on average common equity (ROE) of
38.54% for the year, and return on average assets

Record efficiency ratio of 23.1% for the year, one
of the best among all banking or financial holding
companies in the U.S.

Increased dividend rate on our common stock
which was increased twice during the year

Record all time high for the price of Doral’s
common stock, up 53% for the year and 3,754%
for the last 10 years

Our 10-Point Business Model

In the coming year, we plan to build on this

record-setting, peer-best performance by

energetically pursuing our 10-point business

development strategy.

The strength of the model lies in three great

advantages:

The ability to identify and use market and
economic swings in order to generate earnings
growth under various market conditions.

The ability to focus on the basics: our mission,
customers, employees, products, branding,
ethics (social and corporate), and shareholder
value.

The agility and flexibility to take advantage of
profitable market opportunities as they occur,
which keeps a mature 32-year company eternally
young, dynamic and on the leading edge.

All elements of the model have been in the works

for years, some since the day we first opened our

doors, and they have now been fine-tuned to take

Doral Financial to the next level of success.

(ROA) of 3.85%, exceeding last year’s record

performance

2   DORAL FINANCIAL CORPORATION

$144
$221
$321
$490
2000
2001
2002
2003
2004

NET INCOME
($ in millions)
CAGR = 54.95%
CAGR = Compounded Annual Growth Rate

$3,174
$5,163
$6,479
2000
2001
2002
2003
2004

LOAN PRODUCTION
($ in millions)
CAGR = 25.22%
CAGR = Compounded Annual Growth Rate

46.5%
38.9%
35.9%
31.9%
23.1%
2000
2001
2002
2003
2004

EFFICIENCY RATIO
Efficiency Ratio = Non-interest expenses divided by net interest income plus non-interest income (excludes net gain (loss) on securities held for trading and net gain on sale of investment securities.)

1. Diversify, diversify, diversify. This battle cry

of financial planning is a centerpiece of our

strategic planning. In 2004, Doral Financial

completed a multi-year process of diversifying our

sources of revenue with the objective of

maintaining our profitability through every stage of

the business cycle. In the early 90s, we expanded

from mortgage banking into full-service banking.

In the late 90s and early 2000s, we diversified

geographically into New York. We have since

added new-product subsidiaries and business units

such as Doral Insurance and Doral Leasing, a

division of Doral Bank-Puerto Rico. In recent

years we also expanded significantly our

commercial banking and construction lending

businesses. The result has been continued earnings

growth through the current economic

environment.

2. Our service tradition. Doral Financial has

built a tradition of outstanding service. We have

done it by ingraining a strong service culture in

our staff as well as placing branch locations as

close as possible to the customer – including low-

income communities of Puerto Rico and New

York. Our customers also benefit from the latest

technology and online Internet “branches” that

make banking far more convenient and secure.

In 2004, we completed the service loop with the

establishment of a customer relationship

management (CRM) program that significantly

enhances the identification of customer needs.

The centerpiece is our state-of-the-art Contact

Center, which includes 24-hour/7-day service that

responds to a customer’s every need by phone,

online chat and e-mail. We also placed greeters in

our branches and took steps to dramatically cut

down waiting time there and at customer service

centers and mortgage-closing locations.

2004 ANNUAL REPORT Empowering People    3

Servicing Assets
Servicing Portfolio
$10,006
$11,242
$12,690
$14,264
$203
$154
$160
$167
2000
2001
2002
2003
2004

SERVICING PORTFOLIO & SERVICING ASSETS
($ in millions)
CAGR = 12.82%
CAGR = Compounded Annual Growth Rate of Servicing Portfolio

$3.95
$2.70
$1.89
$1.31
$0.82
2000
2001
2002
2003
2004

EARNINGS PER DILUTED SHARE (EPS)
($)

Total Assets
Stockholders' Equity
$1,592
$15,102
$762
$10,394
$8,422
2000
2001
2002
2003
2004

GROWING ASSET & EQUITY BASE
($ in millions)
CAGR = 28.94%
CAGR = Compounded Annual Growth Rate of Total Assets

3. Focus on middle-market multicultural and

underserved customers. We began in 1972 in

what is now the second largest U.S. Hispanic

market, Puerto Rico. Only the Los Angeles area

has more Latinos and only Miami’s Latinos are

more affluent. (See page 24 for more information

on Puerto Rico.)

Doral Financial, through our four mortgage

banking business units, has been the dominant

originator of mortgage loans on the island for

more than 20 years, consistently capturing a

market share of approximately 45%. Doral Bank,

for its part, has become the fastest growing

commercial bank in Puerto Rico. In 2004, Doral

Bank’s market share, measured by assets, grew to

11.9%.

Doral Financial’s proven multicultural strength led

us to open our first banking branch in New York

City in 1999. Today we have six branches located

in diverse neighborhoods, including Manhattan,

where the market mix is multiethnic; Washington

Heights, which is largely Dominican; Rego Park,

where the concentration is Russian; and Flushing,

where we serve a predominantly Chinese

population. Our staff in each branch reflects the

ethnic make-up of that community, as does our

multilanguage marketing approach. In 2004, this

highly tailored strategy took final form.

The most successful financial institutions in 2005

and beyond will be those that understand the

Hispanic, minority and underserved customers,

respect them as valued clients, and serve them

exceedingly well.

Multicultural and underserved customers

represent the fastest-growing market segment in

the U.S., with almost half of all minorities in the

4   DORAL FINANCIAL CORPORATION

country still unbanked and the rest quickly

increasing their purchasing power and, therefore,

their potential banking relationships – all of which

spells GROWTH.

4. A sales and cross-selling culture. We’re

driven to serve and to sell. The unique way in

which we balance both objectives – with customer-

centric, relationship-driven sales – is a big reason

behind our market dominance in Puerto Rico and

the early success of our New York operations.

We have recently raised the bar by completing a

cross-selling platform begun three years ago that

has increased the number of Doral Financial

products held by a growing number of our new

and existing customers. Nearly 70% of all

successful cross-selling efforts for Doral Bank-

Puerto Rico originate in the Contact Center,

mainly through calls and e-mails to customers in

our mortgage-servicing portfolio. In addition, most

of our branches are now one-stop Doral Financial

Centers, integrating several of our subsidiaries

under the same roof.

A product sold to an existing customer offers a

higher return than one that has to be heavily

marketed to and processed for new customers.

Moreover, customers who appreciate the value of

having their entire banking relationship in one

place, with our brand of phenomenal service, are

more likely to stay with us for life and refer a

higher number of friends and relatives to Doral

Financial, providing a low-cost, high-return revenue

stream that grows with each passing year.

5. Human capital. In a people-oriented business

where one-on-one relationships are essential,

every employee matters. It is their attitude and

ability that determine the success of our business,

one relationship, phone call, e-mail and branch visit

at a time.

At Doral Financial, the passion for serving our

customers starts with a strong internal

commitment to serve the hopes and aspirations of

our employees. The culture of passion toward the

customer and loyalty toward the Company has

been a staple of our business since the very

beginning. It is built into our system, providing

top-notch training and retraining, employee events,

competitive compensation and a complete benefits

package that recognizes and rewards our people.

Slated for 2005: a child care center within the

Company and a broad employee volunteer

program. Already dozens of the Company’s

employees serve as volunteers in numerous

community organizations. The new volunteer

program, called Manos (Spanish for helping hands),

seeks to organize and increase that effort.

6. Corporate responsibility – social and

financial. People, whether they are customers,

employees or neighbors, come first at Doral

Financial. Concern for their best interests is

central to our corporate social responsibility. We

avoid treating people like numbers or “target

groups” on whom to push our products, a business

philosophy emphasized throughout the

organization.

Our customers and employees are part of the

same society that Doral Financial is committed to

serve, in both Puerto Rico and New York.

Therefore, caring about people means serving the

broader social interests of those communities, a

policy we achieve through significant social

investment, employee volunteerism and

philanthropy. It is an investment with a high return

in customer and employee loyalty and brand image.

2004 ANNUAL REPORT Empowering People    5

27.1%
29.1%
32.4%
2000
2001
2002
2003
2004

RETURN ON EQUITY (ROE)

1.7%
2.3%
3.0%
3.5%
2000
2001
2002
2003
2004

RETURN ON ASSETS (ROA)

Our financial responsibility is part of the equation,

the result of the same deep sense of ethics and

integrity that drives our sense of social

responsibility. At Doral Financial, we have always

believed in the importance of good corporate

governance and adherence to the highest

standards of financial ethics as critical to business

success.

The combination of social and corporate ethics,

both contributing to a great bottom line, earned

Doral Financial the distinction of being named in

2004 to the coveted list of the “100 Best Corporate

Citizens in the U.S.” by Business Ethics magazine.

7. Conservative credit culture and

underwriting. This has been yet another pillar of

our success since day one. We are conservative

lenders and investors who do not take large

unsecured risks but concentrate on our expertise

in secured real estate lending. As such, we are

relentless in seeking ways to attain a maximum

return with the least exposure.

Doral Financial’s assets are primarily fully secured

residential mortgage loans, residential development

loans in the low- to middle-income market,

secured commercial real estate loans, and triple-A

rated U.S. government and agency securities.

8. Aggressive marketing. For us marketing is

not just advertising. In New York, while other

banks remained passive toward attracting Chinese

Americans in Flushing, we blitzed the

neighborhood with carefully designed Chinese-language
direct mail. In Puerto Rico, our contact

center is highly active with outbound calls to

current customers. Branch signs and materials are

constantly updated. Promotions and contests are

frequently used to generate interest and spark sales.

6   DORAL FINANCIAL CORPORATION

9. Segmented niche branding. We believe

sales are maximized when products are delivered

by a variety of brand vehicles. In mortgage

banking, our Puerto Rico customers can choose

from among four different Doral Financial

mortgage banking units, each catering to a

particular niche. In other financial services, we

offer Doral Bank-Puerto Rico, Doral Securities,

Doral Insurance and Doral Leasing. In New York,

Doral Bank FSB (Doral Bank-New York) and Doral

Money are active.

10. Skillful financial management. Financial

services, like all businesses, are all about getting

the highest return on invested capital, and that

means protecting the product from undue financial

risks and interest rate fluctuations. At Doral

Financial, that too is part of our business model.

Outlook

We believe that our business model positions

Doral Financial for continued success in 2005 and

beyond. The U.S. economy has picked up steam

following several years of slow growth. New York

in particular has rebounded strongly from its post

9/11 doldrums, particularly among minority and

underserved markets. The growing national

economy has led to a boost in employment,

personal income, construction, business

investment, start-ups and expansions in Puerto

Rico.

This means an increase in opportunities for home

ownership, refinancing and second-mortgage

activity to finance home improvements. It also

means creating new banking relationships and

opening new accounts through cross-selling and

increased efforts to penetrate the pool of

unbanked populations in all markets we serve.

Our business model, with its emphasis on service,

sales, multiculturalism and a diversified product

offering, is perfectly suited for those market

opportunities.

In Puerto Rico, we expect to increase our share of

the new-home market for construction and

mortgage loans. We also intend to improve our

market share in non-mortgage products. In New

York, we plan to add several new branches and to

build on that base with aggressive inroads in

multifamily lending and secured commercial real

estate loans.

Doral Financial has its sights set on reaching a new

pinnacle of success through greater diversification

of revenue sources and the other highly focused

and clearly defined strategies found in our 10-

point business model, all designed to increase

shareholder return on investment. At the heart of

that model lie our deep passion and commitment

to empower people so they may realize their

hopes and aspirations. We urge you to join us on

this journey as we build stronger households,

businesses and societies… together.

Salomón Levis

Chairman of the Board and Chief Executive Officer

2004 ANNUAL REPORT Empowering People    7

Broad-ranging Product
& Service Diversification

Frank Gutierrez needed more. He already had a

mortgage with us, but when he walked into one

of our San Juan branches in April 2004, our

customer service representative engaged him in

conversation and discovered that Frank was

paying high service fees on his checking accounts

with another bank, did not have sufficient savings

to cover possible emergencies, was underinsured

given his obligations, and needed a car and a

credit card during the summer for his soon-to-

graduate daughter.

In short order all of his financial needs were

met, thanks to Doral Financial’s highly diversified

product offering and outstanding service. With a

single branch stop, phone call or visit to our

websites, other Doral Financial customers can

also realize their financial needs and aspirations.

In the process, we are enhancing our company’s

value to the customer by cross-selling more

products to generations of the same family and

securing lifetime relationships.

That’s what diversification is all about, and it

now defines Doral Financial, which offers

financial services to customers from the cradle

to their golden years, including mortgage

banking, retail and commercial banking, leasing

and insurance. From their first checking accounts

to the purchase of their first homes, to paying

for their children’s college education, Doral’s

mission and goal is to guide and serve our

customers, to be their trusted and lifelong

financial advisor every step of the way.

8   DORAL FINANCIAL CORPORATION

Doral Bank branches feature greeters
to open doors, welcome customers and
identify their specific needs in order to
direct them to the correct associate.

2004 ANNUAL REPORT Empowering People    9

Our product diversification has been matched
by geographic diversification. Dominant in the
second-largest and most concentrated Hispanic
market in the country for the last 10 of the
Company’s 32 years in business, Doral
Financial took its successful business model to
New York City in 1999 with Doral Bank, FSB,
(Doral Bank-New York) an FDIC-insured
savings bank.

Doral Bank-New York has six branches with
plans to open new locations in 2005. Our ability
to fully understand diverse communities,
cultures and backgrounds, while offering one-
stop centers to meet our customers’ financial
needs, has made Doral the bank of choice for
multicultural customers at the heart of the Big
Apple, including Hispanics, Chinese, Greeks,
Italians and Russians.

Multifamily and other real-estate secured
lending in the country’s largest city presents
significant opportunities for our subsidiaries,
Doral Bank-New York and Doral Money. We
are also expanding our multicultural lending
team to increase our market share in areas that
have been underserved for many years.

To further expand our product lines in Puerto
Rico, we launched Doral Leasing, engaged in
the auto and equipment finance leasing
business, which is already surpassing
expectations. Additionally, Doral Insurance, in
its fourth year of operation, has been able to
capitalize on the natural synergies provided by
Doral Financial’s expanding growth and market
dominance. Doral Insurance continues to
provide a significant source of fee income, while
steadily expanding product lines to offer a
broader range of insurance coverage. Through
targeted cross-selling, Doral Insurance has
been able to capture approximately 90% of the
business related to mortgage lending via
products such as dwelling, title and flood
insurance. Doral Insurance is now

targeting the growing insurance needs of our
commercial bank clients.

The contribution of our non-mortgage banking
subsidiaries climbed to 40. 8% of
consolidated net income, while their
contribution to the Company’s consolidated
comission and fee income increased to 85.
6%.

A thriving Hispanic market

With assets of $11. 2 billion, Doral Bank-
Puerto Rico has secured its leadership
position among the top four banks on the
island. With a network of 40 branches and as
many as eight others slated to open in 2005,
Doral Bank-Puerto Rico continues to gain
market share with the opening of Doral
Financial Centers, one-stop-shop financial
service branches, where we combine several
of our brands under one roof. The financial
centers offer a wide variety of products,
including loan and deposit services from
Doral Bank, residential mortgage loans from
one of Doral Financial’s mortgage banking
units, insurance from Doral Insurance and
investment products through our alliance with
UBS Financial Services.

While we continue to grow in retail and
commercial banking and lending, mortgage
banking remains Doral Financial’s core
business in Puerto Rico, where we have a
dominant market position and have remained
the leader in the field for more than 20 years.

Doral Financial’s four mortgage origination
units, HF Mortgage Bankers, Doral Mortgage
Corporation, SANA Mortgage Corporation
and Centro Hipotecario de Puerto Rico, Inc.
cater to a range of market niches in an
environment where housing demand
continues to exceed supply. This segmented
approach has been key to our unprecedented
market penetration and

10   DORAL FINANCIAL CORPORATION

Strong servicing and
credit quality

Doral Financial’s strong mortgage
production has contributed to the
development of an outstanding
servicing infrastructure. We
service over 160, 000 accounts.
Our ability to fulfill the most
demanding mortgage needs of
our customers, while still
maintaining the highest possible
credit standards, is what sets us
apart from the rest of the industry.
In 2004, Doral Financial was one
of only 23 mortgage and financial
institutions in the U. S. to receive
two “Tier 1” ratings from Freddie
Mac, one for investor accounting
and the other for default
management. The latter rating
recognizes our performance in
minimizing credit losses by
helping delinquent borrowers
overcome short-term financial
difficulties and avoid foreclosure.

Doral Financial was also ranked
among the best of all comparable
HUD lenders in the U. S., having
the lowest default ratio within the
first two years of origination for
the period ended December 31,
2004. Our strong underwriting
standards were also evident in a
8% year-to-year drop in the
overall delinquency ratio on the
mortgage-servicing portfolio,
while our loan charge-off ratio
remained well below the
comparable ratio on the U. S.
mainland.

New York developer and Doral Bank-New York client
Shaya Boymelgreen, photographed at one of his
buildings in Brooklyn financed by Doral.

2004 ANNUAL REPORT Empowering People    11

performance, allowing us to develop tailored
products and provide exceptional service to
customers from a variety of markets.

HF Mortgage Bankers continues to dominate as
the leading provider of permanent mortgage
financing for new housing developments in
Puerto Rico, including low-income and
government-sponsored housing. This year, HF
Mortgage Bankers consolidated operations in a
new headquarters building at the heart of Puerto
Rico’s financial district, a move that is enhancing
productivity, communication among
departments, and efficiency. The new
headquarters building, multi-level parking facility
and valet parking service are further facilitating
customer access and speeding business
transactions, enriching the customer’s
experience.

Doral Mortgage Corporation’s market
penetration continues to be unparalleled.
Through aggressive marketing, extended hours
and fast turnaround, this subsidiary has been
able to maintain its outstanding performance
throughout the years. Doral Mortgage
Corporation offers a wide range of real estate-
secured loans, including FHA/VA, conforming
and non-conforming loans, which are in high
demand for local investors and provide Doral
Financial with an attractive yield during the
period they are held prior to sale.

SANA Mortgage Corporation specializes in
mortgage lending for affordable housing, and its
future expansion will allow for further market
penetration in moderate- to low-income areas.

Through its strong relationship with real estate
brokers and personal clients, Centro Hipotecario
has been able to create a strong referral
business with low overhead that has fueled its
continuous growth. Direct involvement of its top
management and personalized service
characterize this operation.

12   DORAL FINANCIAL CORPORATION

Finance a property.
Help a child.

Our outstanding execution and leadership
in mortgage banking has been the driving
force behind Doral Bank-Puerto Rico
becoming the fastest growing commercial
bank on the island. Simultaneously, we
have been successfully increasing
production of secured commercial lending
and positioning ourselves among the top
commercial lending organizations in Puerto
Rico.

Doral Bank Puerto Rico’s commercial loan
production in 2004 increased 124%, from
$96 million in 2003 to $215 million. The
bank has also expanded its Small Business
Administration (SBA) lending.

Our mission and passion to turn dreams
into realities and our commitment to society
have allowed us to partner with other
companies with the same values on
successful business ventures. Through our
existing relationship with Commercial
Properties Development Company, we
helped finance the renovation of a historic
landmark in downtown Baton Rouge,
Louisiana.

Commercial Properties is also involved in
the acquisition, development and
management of more than four million
square feet of community shopping
centers, of which about one million are
located in Puerto Rico. Based in Baton
Rouge, the company is the management
arm of the Wilbur Marvin Foundation, a
non-profit organization that channels the
profits from Commercial Properties into
funding for community groups in Louisiana,
Puerto Rico and other areas, benefitting
such projects as the Manuel Fernández
Juncos Home for abused and abandoned
children in a distressed community
in San Juan.

Javier Méndez, left, Regional Manager of
Commercial Properties Development Company,
converses with executives from Doral Bank-Puerto
Rico, Eric Delgado and Tomás Torres at Manuel
Fernández Juncos Home in San Juan, Puerto Rico.

2004 ANNUAL REPORT Empowering People    13

Service with a
Human Touch

Service is what Doral Financial is all about.
We treat people as friends and neighbors,
not just account numbers. That
personalized approach has become our
trademark.

The same customer service that set Doral
Financial apart when the business began
more than 30 years ago has been instilled
throughout today’s entire operation. Since
then, we have experienced significant
growth without losing sight of our mission to
provide the best possible service.

We stop at nothing to serve each customer
to the fullest. Service is recognized as the
backbone of our corporate culture.

A 2004 Gallup survey found Doral Bank-
Puerto Rico to be above the 90th percentile
of its customer service database. “Doral
Bank’s impressive financial results are
supported by the bank’s ability to engage
its customers,”  the Gallup Organization
wrote in its report. “Doral Bank’s main
driver of customer engagement is the
friendliness of its employees. This is
significant because customers place ‘the
human factor’ as the most important factor
in their relationship with the bank,”  the
report continues.

While the study covered Doral Bank, the
same philosophy permeates the entire
company. Many of our branches are
located in underserved markets, including
growing communities in Puerto Rico and
multicultural

14   DORAL FINANCIAL CORPORATION

Cross - selling platform
at our Contact Center

Our service culture and product
diversification strategy have efficiently
merged at Doral Financial’s Contact
Center, providing a cross-selling and
service platform where we centralize
services from all subsidiaries. The
Contact Center has more than 200
financial advisors well versed in all
Doral Financial product lines to serve
customers via telephone, Internet and
in person.

In its third year of operation, the
Contact Center cross-selling concept is
already making a significant impact by
increasing the number of Doral
Financial products held by a growing
number of new and existing
customers. In fact, during 2004,
approximately 70% of all successful
cross-selling efforts for Doral Bank-
Puerto Rico originated in the Contact
Center.

Open seven days a week, financial
advisors at the Contact Center provide
immediate service and solutions to
meet clients’ needs for any of our
products. Our representatives are
trained, motivated and encouraged to
understand what a customer wants
and to provide it on the spot, with no
need for a referral to another office or
subsidiary.

Our financial advisors also identify
other opportunities according to the
consumer’s situation and current
product portfolio. They can advise on
and open accounts, including
insurance, credit cards and consumer
loans, and also originate and close
mortgages through one of our
mortgage banking units. Specially
trained personnel are available to
answer questions in real time through
the Internet, helping the client navigate
our Internet site or open an acco
unt online.

Service is what distinguishes Doral Financial.
Our valet service attendants add convenience to
our customer experience.

2004 ANNUAL REPORT Empowering People    15

neighborhoods in New York, where our experienced
staff can service our customers in the language of
their preference.

The human quality of the Company’s service culture
is an integral part of the design of our Doral
Financial Centers. These one-stop branches make
interaction with the service representatives at our
subsidiaries, including mortgage, retail banking and
insurance, as easy as possible.

The open architecture of our branches, with a central
information area surrounded by customer service
representatives and a glass-walled branch
manager’s office, provides for transparency of
space, easy communication and teamwork. Valet
parking attendants park customers’ vehicles, assist
in drive-thru transactions and help the disabled or
customers with children.

We have placed two sets of greeters in our
branches. The first opens doors, offers
refreshments, and welcomes customers by directing
them to our comfortable customer lounges, where
plasma television screens provide news
programming or soothing music and images for a
relaxing experience. The second greeter identifies
customers’ specific needs and is trained to provide
instant help or direct them to the correct associate.

In another break from traditional banking, our
branches have extended hours – seven days a

week in some areas – to accommodate customer
schedules.

For us, one of the most valuable things we can do to
enhance the customer’s experience is actually quite
simple. We listen. Suggestion boxes are found in all
our branches, and customer satisfaction surveys are
completed after each mortgage closing. Senior
management make themselves accessible to the
public.

Great ideas also come from Doral Financial
employees. We are currently redesigning our customer
restrooms and installing diaper-changing stations
because of an idea submitted by an employee.
Employees whose ideas are implemented receive
special rewards.

Our personalized service goes beyond the human
touch. We are in the process of revamping our
information systems to ensure that we remain on the
cutting edge of technology, something we did in 2004
by improving our mortgage loan servicing operations
systems.

We already pre-qualify loans instantly through our
Internet sites, provide real-time chat rooms to answer
questions and recommend products according to
customer needs based on the information they
themselves input. New enhancements will allow
customers to monitor every step of their online loan
processes.

166     DORAL FINANCIAL CORPORATION

Doral Financial Speaks
Your Language

Doral Financial’s management and staff are
as diverse as the communities we serve.

We staff our branches with experienced
and multilingual employees who
understand the needs of their communities
and speak the predominant language, in
addition to English. When we open a
branch in a minority community, our
signage, advertising strategy and personnel
reflect the specific cultural background of
the area.

For instance, the branch manager at our
location in Flushing, Queens – a heavily
Chinese neighborhood – is of Chinese
origin and has 20 years of banking
experience in the area. Not only does she
understand the culture, but she has also
been a part of the community for many
years. Our customer service
representatives speak both English and
Chinese to serve customers in their native
language and relate to and understand the
idiosyncrasies of the culture.

All our signage at the Flushing branch and
others is in two languages. When we open
a branch, our marketing strategy is bilingual
and customized to each culture. That’s one
of the keys to Doral Financial’s success in
each of its diverse markets.

Doral Financial is effectively penetrating
other ethnic markets by catering to a
diverse demographic base, particularly in
underserved areas. We have branches in
Hispanic, Russian, Greek and Italian
neighborhoods, where we carefully identify
and meet the needs of each community.

A Doral Bank-New York branch is located
in a thriving Chinese community of
Flushing, Queens.

2004 ANNUAL REPORT Empowering People   17

In order to speed up the lending process for

clients with existing relationships, we store

records digitally, minimizing the amount of

paperwork needed for a loan as well as the time

it takes to approve it. We will also do whatever

it takes to close a loan in a timely manner. It is

common practice for us to send lawyers and

bank representatives to close loans at a

customer’s home, as well as to extend our hours

to make sure every loan closes efficiently and on

time.

Over thirty years ago, Doral Financial established

the standard for service in the mortgage

industry by providing fast turnaround and

aggressive advertising, and bending over

backwards to deliver innovative home financing

alternatives, the same culture that now applies

to our non-mortgage businesses. The advance of

technology and the application of leading-edge

information systems, combined with our

traditional drive for excellent service, keep

Doral Financial ahead of the competition and

continue to define us as the standard for others

to follow.

186     DORAL FINANCIAL CORPORATION

Empowering Our
Employees

The empowerment of our employees
goes hand-in-hand with the empowerment
of our customers.

At Doral Financial, customers receive
high-quality service and the best financial
advice, because employees are
empowered to provide these essentials,
doing whatever it takes to deliver unique
solutions to individual needs.

Solutions are born of an internal culture
that fosters collaboration among Doral
Financial’s colleagues, or “compañeros,”
as they are referred to within the family.
Open lines of communication encourage
input from employees at all levels, input
that frequently finds its way into corporate
policy-making, improving programs and
processes across the organization.

Employee empowerment also comes from
outstanding employee benefits and
significant professional growth and career
opportunities within the
Company. Teamwork, cooperation,
accountability and passion are not just
buzz words. They are part of our
company’s creed and operating
philosophy, ingrained in our culture to
produce excellence in meeting customer
needs and exceeding their expectations.
In turn, the confidence in being ready,
willing and able to meet the challenge of
any situation stimulates leadership. Ours
is a company of leaders.

At Doral Financial, customer empowerment is largely
a result of employee empowerment, which is an
integral part of the Company’s mission.

2004 ANNUAL REPORT Empowering People   19

Our Commitment

to Society

Since we see financial services as a mission and not just
an industry, commitment to society lies at the very core of
our business. We help build a stronger society in
everything we do: strengthening the finances of families
and businesses, treating employees and clients with
dignity and respect, providing community development
loans, caring for the environment, engaging in extensive
philanthropic activities, and more.

Corporate social responsibility (CSR), a recent
phenomenon for most companies, has always been an
essential part of our mission. Today, we are spreading the
message as a founding member and a major sponsor of
ConectaRSE, a non-governmental organization that
promotes CSR in Puerto Rico, and as a member of the
World Business Council on Sustainable Development and
other CSR groups.

We are particularly emphatic about helping distressed and
underserved communities in the two Hispanic and
multicultural markets in which we operate. These areas
are where we have most of our branches and conduct
most of our business. By strengthening these
communities, we not only bring hope and empowerment to
those at the bottom, but we add purchasing power and
consumers to the economy at large.

Our commitment also includes helping those who need it
the most, the homeless. Improving life for the homeless in
Puerto Rico is one of two primary missions of the Chana &
Samuel Levis

20    DORAL FINANCIAL CORPORATION

Doral Financial helps Casa Laura Vicuña,
a non-profit organization located in a low-
income area in Caguas, Puerto Rico,
which provides an after-school program
that focuses on education and recreational
activities to engage and motivate the youth
in the area.

2004 ANNUAL REPORT Empowering People   21

226    DORAL FINANCIAL CORPORATION

Foundation, a private foundation organized by members of
our senior management team. Its other mission is to
reduce the school drop-out rate by dealing with children
and broken families and the social pathologies that take
away their desire to learn, their vision and hope for a bright tomorrow. The Company also supports Children Who
Want To Smile, a dynamic organization devoted to
children with cancer.

We help individuals help themselves. Doral Financial
develops and supports innovative programs that promote
self-sufficiency, mainly financial literacy. We believe
financial education is key to the development and
betterment of any community. We understand the
significance of financial education for people who work
hard for their money and seek to open up a world of
opportunity.

Similarly, since a home is one of anyone’s most valuable
assets, we implement programs that facilitate the dream of
home ownership for individuals who would not otherwise
be able to afford it. Doral Bank developed the First-Home
Club account in conjunction with the Federal Home Loan
Bank of New York to help individuals save for their first
houses. We provide account holders three dollars for
every dollar they save to cover the down payment and
closing costs for their first homes.

We are especially gratified that this year Doral Financial
provided financing for the privatization of the first
government housing project in Puerto Rico that was
permitted to sell its units to the tenants. Through the
government-sponsored program, some 40 families were
able to purchase their homes within the residential project.
These families, many of whom had been renting their
apartments for more than 30 years, became first-time
homeowners.

Financial education for children is also a top priority.
Partnering with other organizations, we developed a
financial education curriculum and incentive programs for
private and public schools in low-income areas. The goal
is to provide teachers with extra income and the incentive
to go above and beyond what is required to provide their
students with the financial skills they will need to succeed as adults.

Doral Financial is involved with Casa Laura Vicuña, a
non-profit organization located at Barriada Morales, a low-
income area in Caguas, Puerto Rico. (See photo on page
21.) Administered by an order of Salesian sisters, it
provides an after-school program that focuses on
educational and recreational activities to engage and
motivate the youth of the area. We recently donated
equipment and helped provide needed support for the
construction of a library equipped with new computers,
plasma television and air conditioners, among other
amenities that will facilitate and broaden the center’s
programs.

Doral Financial partnered with Habitat for Humanity, a
non-profit organization dedicated to creating affordable
housing through private and public contributions. Families
are provided their homes if they have contributed a
specified amount of time to their construction and have
participated in educational workshops. Doral Financial
donated the land that will serve as Habitat’s second low-
income housing construction site in Puerto Rico. We also
provided free office space for Habitat’s headquarters in
Puerto Rico, and Doral Financial employee volunteers are
involved in the process.

Community development is fundamental to our programs.
The San Juan sector of Cantera, a distressed community
of more than 3,000 homes, is

engaged in an initiative that has served as a
development model for other communities in Puerto
Rico. We are providing financial assistance to
sustain some of their programs, in which residents
from the 11 neighborhoods that compose Cantera
have the opportunity to serve their community as
well as to receive a monthly stipend and grant that
can be used to pay for college education.

Doral Bank, in alliance with the Chana Goldstein &
Samuel Levis Foundation and the Center for the
New Economy, will offer SEED (Saving for
Education, Entrepreneurship and Down payment)
accounts to Spanish-speaking students in
kindergarten through grade three. The program will
initiate in Almirante Norte public school in Vega
Baja, and will provide children with financial
education training, enrolling up to 75 students in
Individual Development Accounts (IDAs) that can be
used to pay for post-secondary education or a down
payment on a house. This is the national program’s
first initiative in a Hispanic market.

Our company’s CSR not only focuses on our two
primary markets, but also looks further afield,
becoming one of the principal sponsors of the
Alliance for the New Humanity, a global non-
governmental organization that promotes the
timeless values of love, peace, ethics and global
consciousness that will one day create a more
humane and sustainable planet. Our Chairman of
the Board and CEO, Salomón Levis, sits on the
Alliance Board of Directors, and a large group of
employees volunteers at the organization’s Human
Forum held in Puerto Rico annually.

Humanity. Sustainability. That’s what our
commitment to society, local and global, is all about.

Corporate Governance

At Doral Financial we are committed to
maintaining a comprehensive and
effective corporate governance structure.
We believe that good corporate
governance and adherence to the highest
standards of ethical conduct are key
ingredients of our success.

During recent years, we have
implemented a number of initiatives that
have established an effective framework
for corporate governance. Among these
are the adoption of Corporate
Governance Guidelines, a Code of
Business Conduct and Ethics, and an
Information Disclosure Policy in addition
to the creation of a Financial Disclosure
Committee. We have also adopted
comprehensive written charters for each
of our Board committees and have
committed increased resources to our
Internal Audit Department.

During 2004, management, the Board of
Directors and the Audit Committee
dedicated substantial efforts to review and
test the effectiveness of our internal
controls over financial reporting as
required by Section 404 of the Sarbanes-
Oxley Act of 2002. We are pleased to
report that both management and our
independent auditors concluded that there
were no material weaknesses in our
internal controls.

Doral Financial’s Board of Directors
recognizes that corporate governance
guidelines will continue to evolve over
time. Accordingly, your Board will
continue to reevaluate Doral Financial’s
corporate governance structure and make
changes as deemed appropriate in order
to ensure that we always retain the trust
and confidence, not only of our
shareholders, but also of the marketplace
as a whole.

You can review copies of our Corporate
Governance Guidelines, Code of
Business Conduct and Ethics, Information
Disclosure Policy as well as the charters
of our Audit, Compensation, Corporate
Governance, Nominating, and Risk Policy
committees on our website at
www.doralfinancial.com.

2004 ANNUAL REPORT Empowering People   23

At the heart of the U.S. Hispanic market

Doral Financial’s principal market, Puerto Rico,
is the second largest Hispanic market in the
United States. No other Hispanic market
comes close to the island’s status as a
homogeneous market, since Puerto Rico’s
population of nearly four million is virtually all
Latino. That has made the island a magnet for
companies across the U.S. and elsewhere
seeking to penetrate this fastest-growing
consumer segment of the U.S. economy.

While Miami ranks higher in per-capita income
among Latinos, Puerto Rico is home to half of
the 500 largest Hispanic-owned companies in
the country, a testament to the island’s vibrant
economy, consumer market and
entrepreneurial culture. As Puerto Rico’s
economy continues to grow, the island offers
fertile ground for the sustained growth of Doral
Financial and of our retail and commercial
customer base. Doral Financial’s 32 years in
Puerto Rico also position our Company for
growth in underserved multicultural markets
elsewhere in the country.

The island’s economic fundamentals are
practically the same as in the rest of the U.S.,
mirroring many of the national trends. More
than 70% of the labor force is employed in the
service industry, but the island also shows
several significant differences that make it a
more desirable market for Doral Financial
Corporation activities.

Chief among the dissimilarities is the fact that
Puerto Rico surpasses mainland states in
owner-occupied housing. That factor is unique
among Hispanic markets in the country, where
the average home ownership rate hovers at
slightly below 50%, compared to close to 73%
in Puerto Rico and 66%

in the country as a whole. Despite the high
home ownership in Puerto Rico, a continuing
housing shortage for a growing population fuels
a constant demand for construction loans and
residential mortgages that is higher on the
island than it is on the mainland. Puerto Rico
also has one of the highest rates of residential
mortgage refinancing in the U.S.

Puerto Rico’s economy is vibrant. The island is
the pharmaceutical capital of the world, with all
of the major U.S. and European pharmacos
boasting significant operations. Consumerism
fuels high retail activity, as new shopping malls
continue to sprout throughout both rural and
urban areas. The island’s workforce is highly
educated and bicultural. During the last ten
years, the government invested more than $13
billion in infrastructure construction and
improvements, such as the urban train and a
new state-of-the-art coliseum, with more slated
for the years ahead. The government offers
significant incentives for companies to set up
operations on the island. Companies are also
attracted by the island’s position as a
crossroads of the Caribbean and a bridge to
Latin America.

Tourism remained steady in fiscal 2004. The
island received close to 4.9 million business and
vacation travelers whose spending surpassed
nearly $3.0 billion. A major new convention
center is due to open in 2006. A new deep-
water transshipment  port is in the works, the
Port of the Americas, and the roughly 8,000
acres of land on the former Roosevelt Roads
Naval Station are the site for a significant new
development projected for the near future.

24    DORAL FINANCIAL CORPORATION

Puerto Rico:

A unique residential
mortgage market

Refinancing activity in Puerto Rico is less
sensitive to interest rate changes than it is
in the mainland U.S. Mortgage
refinancing in Puerto Rico tends to be
motivated more by debt consolidation
than by interest rate savings.

Puerto Rico’s real estate has appreciated
in value about 5% to 8% per year due to
the limited available land and continued
high demand for new housing. Borrowers
use equity build-up as a means to
consolidate high-cost consumer debt of
credit cards, auto loans and other types of
credit. Consumerism is extremely high in
Puerto Rico, which accounts for the
success of top-selling retail stores for
national chains such as Macy’s,
JCPenney, and Walgreens, amon
g others.

Furthermore, refinancing activity is strong
because interest on mortgage loans is tax
deductible under Puerto Rico law, among
other reasons. The island, with a
population of four million, is an owner-
driven society, with home ownership
levels close to 73%, compared to the U.S.
average of 66%.

The dynamics of the residential market
are further encouraged by the
government of Puerto Rico, which offers
tax incentives to stimulate investment in
local securities, including tax-free interest
on GNMA securities backed by FHA/VA
mortgage loans to finance purchases of
newly built homes. It also offers tax
incentives to developers in an effort to
keep up with the high housing demand.

New residential construction and shopping
centers sprout in Carolina, a growing sector in
Puerto Rico.

2004 ANNUAL REPORT Empowering People   25

Board of Directors

SALOMÓN LEVIS

Chairman of the Board

and Chief Executive Officer

EFRAIM KIER

President of A & M Contractors,

Member of Audit, Compensation, and

Nominating and Corporate

Governance committees

EDGAR M. CULLMAN, JR.

President and Chief Executive Officer

of General Cigar Holdings, Inc.,

Member of Audit Committee

DAVID LEVIS

Former Chairman of the Board

of Doral Financial Corporation

Directors Emeritus

ZOILA LEVIS

President and

Chief Operating Officer

HAROLD D. VICENTE

Partner, Vicente & Cuebas Law Firm,

Member of Audit, Nominating and

Corporate Governance, and Risk

Policy committees

JOHN L. ERNST

Chairman of the Board and President

of Bloomingdale Properties, Inc.,

Member of Compensation Committee

EDGAR M. CULLMAN

Chairman of the Board

of General Cigar Holdings, Inc.

RICHARD F. BONINI

Investor and Consultant,

Corporate Secretary

JOHN HUGHES

Vice President–Risk Management,

American Express Company

Member of Audit, Compensation,

Nominating and Corporate

Governance, and Risk Policy committees

PETER HOFFMAN

Director of HGH Associates,

Member of Audit, Nominating and

Corporate Governance, and Risk Policy

committees

26    DORAL FINANCIAL CORPORATION

Corporate Officers

SALOMÓN LEVIS

Chairman of the Board and

Chief Executive Officer

EDISON VÉLEZ

Executive Vice President,

Administration and Business

Development

JULIO MICHEO

Executive Vice President,

Funds Management Group

Subsidiary Presidents

JOSÉ VIGOREAUX

Doral Bank–Puerto Rico

AIDILIZA LEVIS

Centro Hipotecario de

Puerto Rico, Inc.

ZOILA LEVIS

President and

Chief Operating Officer

FERNANDO RIVERA-MUNICH

Executive Vice President,

General Counsel and Assistant

Secretary

LUIS APONTE

Senior Vice President and

Corporate Controller

RAÚL MENÉNDEZ

Doral Mortgage Corporation

LIZETTE RODRÍGUEZ

Doral Securities, Inc.

MARIO S. LEVIS

Senior Executive Vice

President and Treasurer

FREDERICK C.TEED

Executive Vice President,

Banking

CHRISTOPHER O’NEILL

Senior Vice President,

Construction Lending

DAVID R. LEVIS

HF Mortgage Bankers

Division

FERNANDO RIVERA-MUNICH

Doral Insurance Agency, Inc.

RICARDO MELÉNDEZ

Executive Vice President and

Chief Financial Officer

ISRAEL BRAVO

Executive Vice President,

Information Technology

OSCAR APONTE

Vice President and

Director of Internal Audit

ÁNGEL VÁZQUEZ

SANA Mortgage

Corporation

PAUL MAK

Doral Bank, FSB

2004 ANNUAL REPORT Empowering People    27

Puerto Rico

Doral Mortgage Corporation

Doral Financial Plaza

1451 FD Roosevelt Avenue

San Juan, Puerto Rico 00920-2717

HF Mortgage Bankers

279 Ponce de León Avenue, 6th floor

Hato Rey, Puerto Rico 00918–2003

Centro Hipotecario De Puerto Rico, Inc.

305 FD Roosevelt Avenue

Hato Rey, Puerto Rico 00918–4149

Sana Mortgage Corporation

Urb. Caribe

1569 Alda Street

Doral Bank Building, Suite 302

Río Piedras, Puerto Rico 00926–2712

Doral Bank-Puerto Rico

Doral Bank Plaza

33 Resolution Street

San Juan, Puerto Rico 00920

Doral Securities, Inc.

Doral Financial Plaza

1451 FD Roosevelt Avenue

San Juan, Puerto Rico 00920-2717

Doral Insurance Agency, Inc.

Doral Financial Plaza

1451 FD Roosevelt Avenue

San Juan, Puerto Rico 00920-2717

Doral Properties, Inc.

Doral Financial Plaza

1451 FD Roosevelt Avenue

San Juan, Puerto Rico 00920-2717

Doral International, Inc.

Doral Financial Plaza

1451 FD Roosevelt Avenue

San Juan, Puerto Rico 00920-2717

New York

Doral Bank, FSB

387 Park Avenue South

New York, New York 10016–8810

Doral Money, Inc.

387 Park Avenue South

New York, New York 10016–8810

Locations

Doral Mortgage

Corporation

Arecibo (2 locations)

Bayamón (3 locations)

Caguas (2 locations)

Carolina (3 locations)

Cayey

Fajardo (2 locations)

Guayama

Guaynabo

Hato Rey (3 locations)

Humacao (2 locations)

Mayagüez (2 locations)

Ponce (2 locations)

Río Grande

Río Piedras

San Juan (2 locations)

Toa Baja

Trujillo Alto

Vega Baja

HF Mortgage Bankers

Bayamón

Caguas

Carolina

Cataño

Guaynabo (2 locations)

Hato Rey (2 locations)

Mayagüez

Ponce

Puerto Nuevo

Río Piedras

San Juan (2 locations)

Vega Alta

Centro Hipotecario De

Puerto Rico, Inc.

Hato Rey (2 locations)

Manatí

Sana Mortgage

Corporation

Bayamón (2 locations)

Caguas

Carolina

Las Piedras

Mayagüez

Ponce

Río Piedras (2 locations)

Doral Bank–

Puerto Rico

Arecibo

Bayamón (4 locations)

Caguas (3 locations)

Carolina (3 locations)

Cataño (2 locations)

Cayey

Fajardo

Guaynabo (2 locations)

Hato Rey (4 locations)

Humacao (2 locations)

Las Piedras

Manatí

Mayagüez (2 locations)

Ponce (2 locations)

Puerto Nuevo

Río Grande

Río Piedras (3 locations)

San Juan (2 locations)

Toa Baja

Trujillo Alto

Vega Alta

Vega Baja

Doral Securities, Inc.

San Juan

Doral Insurance

Agency, Inc.

San Juan

Doral Properties, Inc.

San Juan

Doral International, Inc.

San Juan

Doral Bank–

New York

Park Avenue South,
  Manhattan

Washington Heights,
  Manhattan

Astoria, Queens

Rego Park, Queens

Bensonhurst, Brooklyn

Flushing, Queens

Doral Money, Inc.

New York, New York

28     DORAL FINANCIAL CORPORATION

Forward-Looking Statements

The information included herein may contain certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management’s current expectations and involve certain risks and uncertainties that may cause actual results to differ materially from those expressed in forward-looking statements. Factors such as changes in interest rate environment as well as general changes in business and economic conditions, competition, fiscal and monetary policies and legislation may cause actual results to differ from those contemplated by such forward-looking statements. For a discussion of such risks and uncertainties, see the Corporation’s Form 10-K for the year ended December 31, 2004 filed with the U.S. Securities and Exchange Commission. The Corporation assumes no obligation to update any forward-looking statements to reflect occurrences or unanticipated events or circumstances after the date of such statements.

2004 ANNUAL REPORT Empowering People 29

 Stock Prices and Dividend Policy

Market for Doral Financial’s Common Equity and Related Stockholder Matters

Doral Financial’s Common Stock, $1.00 par value (the “Common Stock”), is traded and quoted on the New York Stock Exchange (“NYSE”) under the symbol “DRL.” From December 19, 1988, to January 7, 2003, Doral Financial’s Common Stock was traded on the National Association of Securities Dealers Automated Quotation National Market System (the “NASDAQ National Market”) under the symbol “DORL.”

The table below sets forth, for the calendar quarters indicated, the high and low closing sales prices and the cash dividends declared on the Common Stock during such periods.

	Calendar	Price Range		Dividends
Year	Quarter	High	Low	Per Share

2004	4th	$49.250	$39.790	$0.180
	3rd	42.880	34.480	0.150
	2nd	35.630	30.880	0.150
	1st	35.420	29.870	0.120

2003	4th	$34.673	$31.367	$0.120
	3rd	33.267	26.660	0.093
	2nd	31.140	23.567	0.093
	1st	23.667	18.733	0.093

As of January 27, 2005, the approximate number of record holders of Doral Financial’s Common Stock was 482, which does not include beneficial owners whose shares are held in record names of brokers and nominees. The last sales price for the Common Stock as quoted on the NYSE on such date was $42.77 per share.

Doral Financial has three outstanding series of nonconvertible preferred stock: 7.25% noncumulative monthly income preferred stock, Series C (liquidation preference $25 per share); 8.35% noncumulative monthly income preferred stock, Series B (liquidation preference $25 per share); and 7% noncumulative monthly income preferred stock, Series A (liquidation preference $50 per share), which trade on the NASDAQ National Market. During 2003, Doral Financial issued 1,380,000 shares of its 4.75% perpetual cumulative convertible preferred stock (“the convertible preferred stock”) having a liquidation preference of $250 per share in a private offering to qualified institutional buyers pursuant to Rule 144A. Each share of the convertible preferred stock is currently convertible into 6.2856 shares of common stock, subject to adjustment under specific conditions. The convertible preferred stock ranks on parity with Doral Financial’s other outstanding preferred stock with respect to dividend rights and rights upon liquidation, winding up or dissolution.

The terms of Doral Financial’s preferred stock do not permit Doral Financial to declare, set apart or pay any dividends or make any other distribution of assets, or redeem, purchase, set apart or otherwise acquire shares of the Doral Financial’s common stock, or any other class of Doral Financial’s stock ranking junior to the preferred stock, unless all accrued and unpaid dividends on the preferred stock and any parity stock, at the time those dividends are payable, have been paid and the full dividend on the preferred stock for the current dividend period is contemporaneously declared and paid or set aside for payment. The terms of the preferred stock provide that if Doral Financial is unable to pay in full dividends on the preferred stock and other shares of stock of equal rank as to the payment of dividends, all dividends declared upon the preferred stock and such other shares of stock be declared pro rata.

Doral Financial’s ability to pay dividends in the future is limited by restrictive covenants contained in its debt agreements, its earnings, cash resources and capital needs, general business conditions and other factors deemed relevant by Doral Financial’s Board of Directors. Doral Financial is prohibited under the Indenture for its 7.84% Senior Notes due on 2006 (the “Senior Note Indenture”) from paying dividends on any capital stock if an event of default exists under such agreement, or if the amount of dividends payable by Doral Financial together with the aggregate amount of dividends paid and other capital distributions made since October 1, 1996, exceed the sum of: (i) 50% of its Consolidated Net Income (as defined in the Senior Note Indenture), accrued from October 1, 1996, to the end of the quarter ending not less than 45 days prior to the dividend payment date; (ii) $15 million; and (iii) the net proceeds of any sale of capital stock subsequent to October 15, 1996. As of December 31, 2004, Doral Financial could have paid up to $1.2 billion in cash dividends under this restriction. Doral Financial is prohibited

30 DORAL FINANCIAL CORPORATION

under a debt agreement with another financial institution from paying dividends (unless payable in capital stock) on any capital stock if an event of default exists under such agreement or if the amount of dividends paid exceeds the sum of: (i) 50% of its Consolidated Net Income for the fiscal year preceding the fiscal year of the dividend payment, plus (ii) the net proceeds from the sale of its common and preferred stock during the current fiscal quarter and during the immediately preceding four fiscal quarters. As of December 31, 2004, Doral Financial could have paid up to $146.8 million in cash dividends under this agreement. In addition, under other debt agreements, Doral Financial may be prohibited from paying dividends if it is in default under such agreements.

Doral Financial’s ability to pay dividends may also be restricted by various regulatory requirements and policies of bank regulatory agencies having jurisdiction over Doral Financial and its subsidiaries.

The Puerto Rico Internal Revenue Code generally imposes a 10% withholding tax on the amount of any dividends paid by Doral Financial to individuals, whether residents of Puerto Rico or not, trusts, estates, special partnerships and non-resident foreign corporations and partnerships. Prior to the first dividend distribution for the taxable year, individuals who are residents of Puerto Rico may elect to be taxed on the dividends at the regular graduated rates, in which case the special 10% tax will not be withheld from such year’s distributions.

United States citizens who are not residents of Puerto Rico may also make such an election except that notwithstanding the making of such election, a 10% withholding will still be made on the amount of any dividend distribution unless the individual files with Doral Financial’s transfer agent, prior to the first distribution date for the taxable year, a certificate to the effect that said individual’s gross income from sources within Puerto Rico during the taxable year does not exceed $1,300 if single, or $3,000 if married, in which case dividend distributions will not be subject to Puerto Rico income taxes.

United States income tax law permits a credit against United States income tax liability, subject to certain limitations, for Puerto Rico income taxes paid or deemed paid with respect to such dividends.

The following table sets forth certain selected consolidated financial data for Doral Financial for each of the five years in the period ended December 31, 2004. This information should be read in conjunction with Doral Financial’s Consolidated Financial Statements and related notes thereto.

 2004 ANNUAL REPORT Empowering People 31

Selected Financial Data

	Year ended December 31,

(Dollars in thousands, except for share data)	2004	2003	2002	2001	2000

Selected Income Statement Data:
Interest income	$570,847	$452,570	$415,600	$356,095	$325,545
Interest expense	304,949	271,090	263,178	271,668	283,241

Net interest income	265,898	181,480	152,422	84,427	42,304
Provision for loan losses	5,507	14,085	7,429	4,445	4,078

Net interest income after provision for loan losses	260,391	167,395	144,993	79,982	38,226
Non-interest income	450,384	411,772	255,393	191,132	150,317
Non-interest expenses	209,052	185,802	139,410	112,854	92,391

Income before income taxes and cumulative effect of change in accounting principle	501,723	393,365	260,976	158,260	96,152
Income taxes	12,098	72,066	40,008	20,338	11,496

Income before cumulative effect of change in accounting principle	489,625	321,299	220,968	137,922	84,656
Cumulative effect of change in accounting principle, net of tax	—	—	—	5,929	—

Net income	$489,625	$321,299	$220,968	$143,851	$84,656

Cash Dividends Declared:
Common stock	$64,744	$43,218	$30,185	$21,543	$15,943

Preferred stock	$33,299	$21,088	$13,730	$9,408	$6,806

Per Common Share Data:
Basic:
Income before cumulative effect of change in accounting principle	$4.23	$2.78	$1.92	$1.27	$0.83
Cumulative effect of change in accounting principle	—	—	—	0.06	—

Net income	$4.23	$2.78	$1.92	$1.33	$0.83

Diluted:(1)
Income before cumulative effect of change in accounting principle	$3.95	$2.70	$1.89	$1.25	$0.82
Cumulative effect of change in accounting principle	—	—	—	0.06	—

Net income	$3.95	$2.70	$1.89	$1.31	$0.82

Dividends per common share	$0.60	$0.40	$0.28	$0.21	$0.17
Book value per common share	$12.97	$9.45	$7.58	$5.93	$3.99
Weighted-Average Common Shares Outstanding:
Basic	107,907,699	107,861,415	107,697,114	100,786,932	94,247,343
Diluted(1)	119,744,176	112,661,848	109,438,695	102,381,614	94,710,396
Common shares outstanding at end of period	107,908,862	107,903,912	107,774,022	107,573,252	95,384,552
(Continues)

32 DORAL FINANCIAL CORPORATION

Selected Financial Data (Continued)

	Year Ended December 31,

(Dollars in thousands, except for share data)	2004	2003	2002	2001	2000

Selected Balance Sheet Data:
Cash and cash equivalents	$2,535,726	$954,722	$1,573,291	$594,385	$428,319
Securities held for trading	1,243,543	944,150	1,196,179	993,328	1,101,938
Securities available for sale	4,982,508	2,850,598	862,090	928,179	182,374
Securities held to maturity	2,316,780	1,640,909	960,626	866,335	1,558,313
Total loans(2)	3,313,439	3,377,457	3,205,741	2,591,607	1,752,796
Servicing assets, net	203,245	167,498	159,881	154,340	139,795
Total assets	15,102,401	10,393,996	8,421,689	6,694,283	5,463,386
Deposit accounts	3,643,080	2,971,272	2,217,211	1,669,909	1,303,525
Securities sold under agreements to repurchase	6,305,163	3,602,942	2,733,339	2,573,772	2,275,855
Advances from the Federal Home Loan Bank of NY (FHLB)	1,294,500	1,206,500	1,311,500	687,500	389,000
Loans payable	279,560	178,334	211,002	161,101	372,620
Notes payable	1,105,202	602,581	621,303	459,543	444,746
Total liabilities	13,129,632	8,801,556	7,376,718	5,932,163	4,957,676
Stockholders’ equity	1,972,769	1,592,440	1,044,971	762,120	505,710

Operating Data:
Loan production	$7,803,000	$6,479,000	$5,169,000	$4,209,000	$3,174,000
Loan servicing portfolio(3)	14,264,000	12,690,000	11,242,000	10,006,000	8,805,000

Selected Financial Ratios:(4)(5)
Return on average assets	3.85%	3.46%	2.97%	2.33%	1.66%
Return on average common equity	38.54%	32.36%	29.08%	27.13%	23.03%
Dividend payout ratio for common stock	15.19%	14.81%	14.79%	16.10%	20.50%
Average equity to average assets	13.80%	13.39%	12.08%	10.04%	8.49%

(1)

Adjusted to reflect the addition of 8.674 million shares of common stock to the fully diluted common stock share base by assuming the conversion of the 1.38 million outstanding shares of the Company’s contingently convertible preferred stock according to the provisions of a new accounting pronouncement issued during 2004 by the Emerging Issues Task Force (“EITF”), Issue 04-8.

(2)	Includes loans held for sale.
(3)

Includes $1.9 billion, $2.5 billion, $1.9 billion, $1.4 billion and $867 million of loans owned by Doral Financial at December 31, 2004, 2003, 2002, 2001 and 2000, respectively, which represented 14%, 20%, 17%, 14% and 10%, respectively, of the total servicing portfolio as of such dates.

(4)

Return on Average Assets, Return on Average Common Equity and Dividend Payout Ratio for Common Stock based on income before cumulative effect of a change in accounting principle for 2001 would have been 2.23%, 25.93% and 16.84%, respectively.

(5)	Average balances are computed on a daily basis, except for 2000, which are on a monthly basis.

2004 ANNUAL REPORT Empowering People 33

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Executive Overview

Doral Financial Corporation is a financial holding company that, together with its wholly owned subsidiaries, is engaged in mortgage banking, banking (including thrift operations), institutional securities operations and insurance agency activities. Doral Financial’s core business is the origination, purchase, sale and servicing of mortgage loans on single-family residences, the issuance and sale of various types of mortgage-backed securities, the holding of mortgage loans, mortgage-backed securities and other investment securities for sale or investment, the purchase and sale of servicing rights associated with such mortgage loans and the origination of construction loans and mortgage loans secured by income-producing real estate and land. As a result, the demand for mortgage loans in Puerto Rico, which is affected by such external factors as prevailing mortgage rates and the strength of the Puerto Rico housing market, has a significant influence on Doral Financial’s operating results. Puerto Rico, with a population of about four million people, is an owner-driven society with home ownership at a high level of 73%, compared to 66% on the U.S. mainland. Changes in interest rates also significantly influence Doral Financial’s results of operations by affecting the difference between the rates it earns on its interest-earning assets and the rates it pays on its interest-bearing liabilities, as well as impacting the gains and losses it obtains from its mortgage loan sales and investment activities.

During 2004, Doral Financial once again achieved record earnings with net income and net income per diluted share increasing by 52% and 46%, respectively. Net income for 2004 amounted to a record $489.6 million, compared to $321.3 million for 2003, and consolidated earnings per diluted share were $3.95 for 2004, compared to $2.70 for 2003. Net income for 2004 includes an income tax benefit of approximately $77.0 million resulting from certain tax planning strategies effected by Doral Financial in response to the enactment of local legislation during the year to provide a temporary reduction in the long-term capital gain tax rates. Earnings per diluted share reflect the adoption of a new accounting pronouncement effective for periods ending after December 15, 2004, and was applied by retroactively restating previously reported earnings per diluted share. See “Changes in Accounting Standards Adopted in the 2004 Financial Statements” for a description of how this new accounting pronouncement impacts Doral Financial’s earnings per diluted share. During 2004, Doral Financial obtained a return on average assets of 3.85% compared to 3.46% for 2003.

The results for 2004 reflect the continued strength of the Puerto Rico mortgage market, which has not experienced the slowdown experienced by the U.S. mortgage market since the second half of 2003. The strength of the Puerto Rico mortgage market permitted Doral Financial to achieve once again record mortgage loan production. Doral Financial continues to be Puerto Rico’s largest residential mortgage lender.

While Doral Financial continues to diversify its sources of revenues, net gains from mortgage loan sales and fees, recorded at both its mortgage banking and banking units, continue to be its principal source of revenues. For the year ended December 31, 2004, Doral Financial’s net gain on mortgage loan sales and fees was $598.8 million compared to $390.1 million for 2003, an increase of approximately 54%. Mortgage loan sales and fees are impacted in large part by the level of mortgage loan originations, which in turn are directly influenced by demand for housing and the level of mortgage interest rates. The volume of loans originated and purchased by Doral Financial during 2004 and 2003 was approximately $7.8 billion and $6.5 billion, respectively. The increase reflected the continued high demand for new housing in Puerto Rico and Doral Financial’s strong share of the new housing market, especially in the growing government-sponsored affordable housing loan sector. Many of these mortgage products benefit from local tax exemption on the interest earned thereon. This market is less dependent on low mortgage rates to support origination volume prospectively, due to the incentives available to borrowers and strong housing demand, which Doral Financial expects will support its lending volume growth. Increased wholesale mortgage loan purchases also contributed to record loan production. Refinancing activity was also strong, representing approximately 55% of Doral Financial’s total internally originated residential mortgage loans. This is consistent with Doral Financial’s experience in Puerto Rico where refinancing activity is often motivated by the elimination of high-cost consumer debt through debt consolidation rather than a reduction in mortgage interest rates. Accordingly, refinancing activity in Puerto Rico tends to be less sensitive to changes in interest rates than it is in the mainland United States.

In addition to record loan production, Doral Financial also experienced higher gain-on-sale margins. The increased margins were driven by strong demand for mortgages from federal government-sponsored secondary mortgage entities and local financial institutions looking to increase their investments in residential mortgage loans. The higher gain-on-sale margins were also favorably impacted by a higher volume of sales of non-conforming loans, which have a higher profit margin because Doral Financial retains a portion of the interest (interest-only strips (“IOs”)) in connection with the sale of such loan pools to local financial institutions. During 2004, Doral Financial retained $509.3 million of IOs in connection with loan sales compared to $281.3 million for 2003. See “Critical Accounting Policies – Gain on Mortgage Loan Sales” for a description of how the retention of IOs impacts Doral Financial’s earnings.

34 DORAL FINANCIAL CORPORATION

Net interest income is Doral Financial’s second most significant source of revenues. Net interest income is the excess of interest earned by Doral Financial on its interest-earning assets over the interest incurred on its interest-bearing liabilities. Net interest income increased by 47% during 2004 compared to 2003. The increase was driven by an increase in the Company’s average interest-earning assets, which increased by 39% compared to 2003. A significant portion of this increase was recorded in Doral Financial’s banking subsidiaries, which ended the year with $9.2 billion in average interest-earning assets and contributed approximately 67% of Doral Financial’s consolidated net interest income. Doral Financial anticipates that an increasing amount of its net interest income will be produced by its banking subsidiaries, which generally have access to less expensive sources of borrowings such as retail and brokered deposits and advances from the Federal Home Loan Bank of New York (FHLB). Doral Financial balances its goal to maximize net interest income with its commitment to maintaining strong asset quality. As of December 31, 2004, approximately 97% of Doral Financial’s total loans consisted of loans secured by real estate.

The provision for loan losses reflected a decrease of $8.6 million or 61% from $14.1 million in 2003 to $5.5 million for the year ended December 31, 2004. The lower provision for loan losses was deemed appropriate by the Company due to the fact that during 2003, Doral Financial provided a reserve for a construction loan with an outstanding balance of $13.5 million, which was not considered a non-performing loan as of December 31, 2003, but is reflected as a non-performing loan during 2004. Also a smaller provision for 2004 resulted from a reduction in the Company’s non-performing loans as well as lower net charge-offs on consumer loans.

Doral Financial also earns revenues from the sale of securities in which it invests. Doral Financial’s net gain (loss) on securities held for trading, which include realized and unrealized gains or losses on its securities held for trading, including IOs, as well as on options, futures contracts and other derivatives used for interest rate risk management purposes, resulted in a loss of $200.6 million for 2004 compared to a gain of $5.6 million for 2003. The net loss on securities held for trading experienced during 2004 was principally due to losses on the value of Doral Financial’s IOs of $131.0 million, mainly as a result of increases in the 3-month London Interbank Offered Rate (“LIBOR”) which reduced the anticipated spread on Doral Financial’s variable rate IOs. The need for any further recognition of losses on the value of the IOs and the amount thereof will depend, among other things, on future increases in short-term interest rates.

Doral Financial’s principal market risk is interest rate risk, the risk that the value of the Company’s assets or liabilities or its income will change due to significant changes in interest rates. Doral Financial maintains an active interest rate management program to ameliorate the potential adverse effects of a dramatic rise in long-term interest rates which includes the use of various financial instruments including derivatives. Net gain (loss) on securities held for trading also includes a loss of $97.9 million attributable to derivatives undertaken for risk management purposes, as long-term rates failed to rise in step with short-term rates, known as the flattening of the yield curve. Doral Financial’s interest rate risk management program is designed principally to protect the value of the Company’s assets and income from substantial increases in long-term interest rates that cannot be absorbed in the normal course of business. During 2004, net gain on sale of securities classified as available for sale amounted to $10.6 million, compared to $5.4 million in 2003, an increase mostly related to an increased volume of sales.

Net servicing income for 2004 was approximately $4.9 million compared to a loss of $15.1 million for 2003. The increase in net servicing income was due to reduced amortization and impairment charges resulting from lower prepayments. Doral Financial recorded total amortization and impairment charges of $35.7 million during 2004, compared to $50.4 million for 2003, which includes $7.1 million and $15.9 million, respectively, of net impairment charges.

As Doral Financial has continued to develop as a diversified financial institution, its fee-based income has continued to increase. Commissions, fees and other income increased by 43% to $36.8 million for 2004, compared to $25.8 million for 2003. Fees earned in retail banking and insurance agency operations were largely responsible for this increase. Doral Financial continues to expand its retail branches throughout Puerto Rico and the New York City metropolitan area.

Doral Financial has adequate sources of liquidity to fund its operations. Doral Financial’s historical results of operations and investment grade credit ratings allow it to access capital markets and diversify its sources of borrowings. During 2004, Doral Financial took advantage of favorable market conditions and closed the sale of an aggregate principal amount of $740.0 million of its floating rate senior notes. The notes were sold at an average price to the public of 100.084% of the principal amount thereof, resulting in proceeds to Doral Financial of approximately $739.3 million, after selling commissions but before expenses. The proceeds from the issuance of these unsecured debts allowed Doral Financial to match floating rate liabilities with floating rate assets and helped reduce Doral Financial’s funding costs.

Doral Financial’s banking subsidiaries also have the ability to raise funds quickly and efficiently through retail deposits, bro-

2004 ANNUAL REPORT Empowering People 35

kered deposits and advances from the FHLB. Doral Financial’s strong capital position and liquidity also permit the flexibility to invest substantial amounts in derivative instruments in order to protect the Company’s revenues and assets from sudden large, unanticipated increases in interest rates.

Market Overview

The chart below shows the trends of some key selected market indicators during 2004:

Gross Domestic Product expanded at a rate in excess of 4% during the second half of 2003 and continued the solid performance during 2004 with a growth in excess of 4.4%. In response and based on available information and after three years of policy accommodation, the Federal Open Market Committee began to raise the federal funds rate at its June 2004 meeting. Between June 30 and December 10, 2004, the Fed raised the fed funds target five times in increments of 25 basis points, for a total of 125 basis points (from 1% to 2.25%).

In response to economic data and the Fed actions, the short end of the yield curve experienced increases in yields. The 3-month LIBOR increased 141 basis points from 1.15% to 2.56%. The increases in 3-month LIBOR adversely affected the spread received on the Company’s variable IO portfolio and caused unrealized losses of $131.0 million during 2004 related to these assets. After rising during the second quarter and the earlier part of the third quarter of 2004, the long end of the curve, however, experienced a moderate decrease in rates for the year. The 10-year Treasury note started the year at a yield of 4.24% and ended at 4.22%, a decrease of 2 basis points. Similarly, the Fannie Mae 30-year 60-day Commitment Rate (a proxy for mortgage rates and originations) started the year at 5.64% and ended at 5.59%, a decrease of 5 basis points. The Company’s hedge program was designed to protect the Company from sharp increases across the medium- and long-end curve and, given the flattening of the yield curve, did not ameliorate the unrealized losses in the value of IOs. It is unusual and atypical, all things being equal, for longer-term yields to remain stable or decrease under a rising fed funds environment.

Critical Accounting Policies

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make a number of judgments, estimates and assumptions that affect the reported amount of assets, liabilities, income and expenses in Doral Financial’s Consolidated Financial Statements and accompanying notes. Doral Financial believes that the judgments, estimates and assumptions used in the preparation of its Consolidated Financial Statements are appropriate given the factual circumstances as of December 31, 2004. However, given the sensitivity of Doral Financial’s Consolidated Financial Statements to these estimates, the use of other judgments, estimates and assumptions could result in material differences in Doral Financial’s results of operations or financial condition.

Various elements of Doral Financial’s accounting policies, by their nature, are inherently subject to estimation techniques, valuation assumptions and other subjective assessments. Note 2 to Doral Financial’s Consolidated Financial Statements contains a summary of the most significant accounting policies followed by Doral Financial in the preparation of its financial statements. The accounting policies that have the greatest impact on Doral Financial’s statements and that require the most judgment are those relating to its mortgage loan sales and securitization activities and the ongoing valuation of the retained interests, particularly mortgage-servicing rights (“MSRs” or “servicing assets”) and IOs that arise from those activities, the valuation of its derivative contracts and trading securities, and its policies regarding income accrual and the allowance for loan losses.

Gain on Mortgage Loan Sales

The Company generally securitizes or sells in bulk substantially all the residential mortgage loans it originates. FHA and VA loans are generally securitized into Government National Mortgage Association (“GNMA”) mortgage-backed securities and held as trading securities. After holding these securities for a period of time, Doral Financial sells these securities for cash. Conforming conventional loans are generally sold directly to the Federal National Mortgage Association (“FNMA”), the Federal Home Loan Mortgage Corporation (“FHLMC”) or institutional investors or exchanged for FNMA or FHLMC-issued mortgage-backed securities, which Doral Financial sells for cash through broker-dealers. Mortgage loans that do not conform to GNMA, FNMA or FHLMC requirements (non-conforming loans) are

36 DORAL FINANCIAL CORPORATION

generally sold in bulk as part of mortgage loan pools to local financial institutions or in negotiated transactions to government-sponsored agencies.

As part of its mortgage loan sale activities, Doral Financial generally retains the right to service the mortgage loans it sells and to retain compensation thereon. Also in connection with the sale of non-conforming mortgage loan pools and, to a lesser extent, the sale of FNMA and FHLMC securities, Doral Financial retains the right to receive any interest payments on such loans above the contractual pass-through rate payable to the investor. Doral Financial determines the gain on sale of a mortgage-backed security or loan pool by allocating the carrying value of the underlying mortgage loans between the mortgage-backed security or mortgage loan pool sold and its retained interests, based on their relative estimated fair values. The reported gain or loss is the difference between the cash proceeds from the sale of the security or mortgage loan pool and its allocated cost after allocating a portion of the cost to the retained interests, and, in the case of loan sales with recourse provisions, the recourse obligation assumed by the Company.

Below is a hypothetical example of the operation of this accounting principle based on a sale of loans with recourse with a carrying amount of $48.0 million:

(Dollars in thousands)	Fair Value	Percentage of Total Fair Value	Allocated Carrying Amount

1. Allocation of carrying amount based on relative fair values:
Loans sold	$50,000	88.3%	$42,384
MSRs	750	1.3%	624
IOs	5,900	10.4%	4,992

Total	$56,650	100.0%	$48,000

2. Gain on sale calculation:
Net proceeds from sale of loans	$50,000
Carrying amount of loans sold	(42,384)
Recourse obligation assumed	(50)

Gain on sale	$7,566

3. Doral Financial retains MSRs and IOs with a carrying amount of $624,000 and $5.0 million, respectively, and recognizes a recourse obligation of $50,000. Simultaneously, the allocated carrying amount of the IOs, which are classified as securities held for trading, will be adjusted to its fair value of $5.9 million.

Retained Interest Valuation

Doral Financial’s sale and securitization activities generally result in the recording of two types of retained interest: MSRs and IOs. MSRs represent the estimated present value of the normal servicing fees (net of related servicing costs) expected to be received on the loan over the expected term of the loan. IOs represent the estimated present value of the excess of the weighted-average fixed coupon of the loans underlying the mortgage loan pool sold over the sum of (1) the contractual interest rate required to be paid to investors and (2) a normal servicing fee after adjusting such amount for expected losses and prepayments. The contractual rate payable to investors may be either a fixed or floating rate. In the case of non-conforming loan pools, which constitute 94% of the IOs portfolio, it is generally a floating rate based on a spread over the 3-month LIBOR that resets quarterly. Generally, the loans sold are subject to interest rate caps set at or below the weighted-average coupon (less the servicing fee) on the pools of loans and to a lesser extent based on a spread above the initial contractual pass-through rate at the time of sale, which does not exceed the weighted-average coupon on the loans. In certain instances, in lieu of a cap, Doral Financial has a call option on the pool of loans if the pass-through rate reaches a pre-determined rate below the weighted-average coupon on the loans. As of December 31, 2004, the carrying value of the IOs of $878.7 million is related to $7.0 billion of outstanding principal balance of mortgage loans sold to investors. As short-term interest rates increase, the spread received on the Company’s retained interest decreases and adversely affects the value of the IOs. This may be offset, to some extent, by a reduction of prepayments and extension of the asset’s life. Conversely, as short-term interest rates decrease, the spread received on the IOs increases, at the same time causing accelerated prepayments that shorten the life of the asset. MSRs are classified as servicing assets and IOs are classified as securities held for trading in Doral Financial’s Consolidated Statements of Financial Condition.

2004 ANNUAL REPORT Empowering People 37

The determination of the fair value of MSRs and IOs at their initial recording and on an ongoing basis requires considerable management judgment. Unlike U.S. Treasury and agency mortgage-backed securities, the fair value of MSRs and IOs cannot be determined with precision because they are not traded in active securities markets. For MSRs, Doral Financial determines their initial fair value on the basis of prices paid for comparable mortgage-servicing rights. Doral Financial also receives, on a quarterly basis, a third party valuation of its MSRs related to its FNMA, FHLMC and GNMA servicing portfolio. The third party valuation combines the use of a discounted cash flow model and the Company’s specific economic and portfolio behavior assumptions. The analysis is run at a detailed level of stratification – 50 basis point note rate bands, by product type within investor remittance type. During 2004 and 2003, the market prices used to value Doral Financial’s MSRs varied from 1.40% to 2.30% of the principal amount of the loans subject to the servicing rights, with servicing rights for GNMA mortgage-backed securities (backed by FHA/VA loans) having higher values than comparable servicing rights for conventional loans. The unamortized balance of Doral Financial’s servicing assets reflected in Doral Financial’s Consolidated Statements of Financial Condition as of December 31, 2004, 2003 and 2002, was $203.2 million, $167.5 million and $159.9 million, respectively. For additional information regarding the unamortized balance of Doral Financial’s servicing assets and amortization for the year ended December 31, 2004, 2003 and 2002, please refer to Note 12 to Doral Financial’s Consolidated Financial Statements.

To determine the fair value of its IO portfolio, Doral Financial engages in two external valuations with parties independent of the Company and of each other. One of them consists of dealer market quotes for similar instruments and the other one consists of a cash flow valuation model in which all economic and portfolio assumptions are determined by the preparer. In addition to these two independent valuations, the Company prepares an internal, static cash flow model that incorporates internally generated prepayment and discount rate assumptions and an expected retained interest rate spread based on 3-month LIBOR rates at the close of the reporting period. As of December 31, 2004, the 3-month LIBOR rate used in the internal valuation model was higher than those contracted with investors for payment prior to the next resetting dates. It is Doral Financial’s policy to record as the fair value of the IOs the lowest of the three valuation sources.

Discount, mortgage prepayment and LIBOR rates change from quarter to quarter as market conditions and projected interest rates change. The cash flow and prepayment assumptions used in the internal valuation are drawn from historical performance of its retained interests and market data available, which Doral Financial believes is consistent with assumptions used by independent parties in valuating retained interests.

While Doral Financial has sold some IOs in private sales, currently there is no liquid market for the purchase and sale of IOs. The market multiple used by Doral Financial for the initial value of its IOs ranged from 4.95 to 5.50 during 2004, compared to a range of 4.75 to 5.50 during 2003. As of December 31, 2004 and 2003, the carrying value of IOs reflected in the Consolidated Statements of Financial Condition was $878.7 million and $578.1 million, respectively. The initial recorded value of IOs is amortized over the expected life of the asset. The amortization is based on the amount and timing of estimated future cash flows to be received with respect to IOs. For additional information regarding the carrying value of Doral Financial’s IOs and amortization for the year ended December 31, 2004, 2003 and 2002, please refer to Note 13 to Doral Financial’s Consolidated Financial Statements.

The value of Doral Financial’s MSRs and IOs is very sensitive to interest rate changes. Once recorded, Doral Financial periodically evaluates its MSRs for impairment. Impairment is defined generally as a reduction in the current fair value below the carrying value. If the MSRs are impaired, the impairment is recognized in current period earnings and the carrying value is adjusted through a valuation allowance. Prior to July 1, 2002, Doral Financial recorded impairment charges as a direct write-down of servicing assets. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of MSRs exceeds their fair value. If the value of MSRs subsequently increases, the recovery in value is recognized in current period earnings and the carrying value of the MSRs is adjusted through a reduction in the valuation allowance. Other-than-temporary impairment continues to be recognized as a direct write-down of the servicing assets and the valuation allowance is applied to reduce the MSR cost-basis. MSRs cannot be carried above their amortized cost-basis. As of December 31, 2004 and 2003, the impairment allowance for MSRs was $7.9 million and $11.4 million, respectively. In the case of MSRs, Doral Financial stratifies the mortgage loans underlying a mortgage loan pool or mortgage-backed security on the basis of their predominant risk characteristics, which Doral Financial has determined to be type of loan (government-guaranteed, conventional, conforming and non-conforming) and interest rates. Doral Financial measures MSR impairment by estimating the fair value of each stratum.

MSRs are also subject to periodic amortization which is based on the amount and timing of estimated cash flows to be recovered with respect to the MSRs over their expected lives. To the extent changes in interest rates or prepayment rates

 38 DORAL FINANCIAL CORPORATION

warrant, Doral Financial will increase or decrease the level of amortization. Amortization of MSRs is recorded as a reduction of servicing income. For impairment and valuation purposes, Doral Financial continually monitors changes in interest rates to determine whether the assumptions used to value its MSRs and IOs are still appropriate in light of market conditions. It also attempts to corroborate the values assigned to these assets through the use of internal valuation models that incorporate assumptions regarding the direction of interest rates and mortgage prepayment rates. The reasonableness of management’s assumptions is corroborated through valuations performed by independent third parties on a quarterly basis.

As discussed above, changes in the fair value of IOs are recognized in current earnings as a component of net gain (loss) on securities held for trading.

The following table shows the value sensitivity of Doral Financial’s MSRs and IOs to the key assumptions used by Doral Financial to determine their fair values at December 31, 2004:

(Dollars in thousands)	MSRs	IOs

Carrying amount of retained interest	$203,245	$878,732
Weighted-average remaining life (in years)	7	8

Constant prepayment rate (annual rate)	9.45%	7.20%
Impact on fair value of 10% adverse change	$5,984	$24,134
Impact on fair value of 20% adverse change	$11,590	$45,785

Residual cash flow discount rate (annual)	9.70%	7.63%
Impact on fair value of 10% adverse change	$7,853	$31,111
Impact on fair value of 20% adverse change	$15,175	$60,354

These sensitivities are hypothetical and should be considered with caution. This information is furnished to provide the reader with a basis for assessing the sensitivity of the values presented to changes in key assumptions. As the figures indicate, changes in fair value based on a 10% variation in individual assumptions generally cannot be extrapolated because the relationship of the change in the assumption to the change in fair value may not be linear. Also, in these tables, the effect of a variation in a particular assumption on the fair value of the retained interest is calculated independently without changing any other assumption. In reality, changes in one factor may result in changes in another (for example, increase in market rates could result in lower prepayments), which may magnify or counteract the sensitivities on the values presented. Refer to Page 40 for additional information on the prepayment activity of IOs.

The following table summarizes the estimated change in the fair value of the Company’s IOs, net of embedded caps, given several hypothetical increases in the 3-month LIBOR and assumes no changes in the prepayment speeds.

Changes in Fair Value of IOs

Change in 3-month LIBOR (basis points)	+25	+50	+100	+200

Change in fair value of IOs	$(69.9) million	$(138.8) million	$(274.7) million	$(542.2) million

The following table summarizes, as of December 31, 2004, the estimated change in the fair value of the Company’s securities held for trading (other than IOs), including derivative instruments that Doral Financial uses to manage its interest rate risk given several increases in the Treasury yield curve. Since December 31, 2004, the Company has entered into new derivative instruments to protect the value of its IOs.

Changes in Fair Value

Change in Treasury yield curve (basis points)	+25	+50	+100	+200

Change in fair value related to securities held for trading and derivative instruments	$33.9 million	$76.3 million	$187.1 million	$512.0 million

2004 ANNUAL REPORT Empowering People 39

The analysis in the previous tables is limited in that it was performed at a particular point in time, assuming an instantaneous and parallel shift in the yield curve, and does not incorporate changes in other factors that could impact the fair value of the securities held for trading and derivatives. Further, it should be used with caution, as changes in the yield curve are gradual and not necessarily parallel. For additional information on the Company’s hedging strategy regarding its variable rate IOs, refer to “Interest Rate Risk Management.”

Doral Financial reviews all major valuation assumptions periodically using recent empirical and market data available, and makes adjustments when warranted.

Increases in prepayment rates over anticipated levels used in calculating the value of IOs and MSRs can adversely affect Doral Financial’s revenues by increasing the amortization rates for servicing assets and IOs, as well as requiring Doral Financial to recognize an impairment against income over and above scheduled amortization.

Doral Financial’s MSR and IO portfolios have different composition. The MSR portfolio is related to FHA/VA (22%), conventional conforming (30%) and non-conforming (48%) mortgage loans. The IO portfolio is related almost exclusively to non-conforming mortgage loans that generally have low balances, lower loan-to-value ratios, insignificant historical charge-offs and slower prepayment rates. The difference in prepayment speeds is primarily due to prepayment penalties associated exclusively to non-conforming loans. Other activities that help reduce prepayments include the adoption of special internal measures such as loan modifications that reduce borrowers’ monthly payments by extending the terms of the loans and granting second mortgages in lieu of refinancing cash-outs. The discount rate assumed in valuing the IOs reflects the expected yield on the IOs determined based on a relevant mortgage rate index plus a risk premium.

Valuation of Trading Securities and Derivatives

Doral Financial’s net gain (loss) on securities held for trading include gains and losses, whether realized or unrealized, on securities accounted for as held for trading, including IOs, as well as the various financial instruments, including derivative contracts that Doral Financial uses to manage its interest rate risk. Securities held for trading and derivatives are recorded at fair values with increases or decreases in such values reflected in current earnings as part of trading profits or losses. The fair value of many of Doral Financial’s trading securities (other than IOs) and derivative instruments is based on dealer quotations from recognized markets and, as such, does not require significant management judgment. For instruments not traded on a recognized market, Doral Financial generally determines fair value by reference to quoted market prices for similar instruments.

As of December 31, 2004, Doral Financial held $266.4 million in tax-exempt GNMA securities included in its securities-held-for-trading portfolio. Because of their preferential tax status, these securities cannot be valued directly by reference to market quotations for U.S. GNMA securities with similar characteristics. Doral Financial determines the fair value of its portfolio of tax-exempt GNMA securities, based on quotations received by Puerto Rico broker-dealers.

Set forth below is a summary of Doral Financial’s sources of fair value for its investment securities, held in the securities held-for-trading, available-for-sale, and held-to-maturity portfolios as well as its derivatives and retained interests as of December 31, 2004:

	Carrying Amount

(In thousands)	Prices Actively Quoted	Prices Provided By Other External Sources	Internal Valuation Models	External Valuation Models

Tax-exempt GNMAs	$—	$268,830	$—	$—
Collateralized mortgage obligations (CMOs)	—	30,177	—	—
Puerto Rico government obligations	—	27,924	—	—
Mortgage-backed and U.S. Treasury and agency securities	7,031,939	290,751	—	—
Derivatives instruments	(6,526)	12,948	—	—
Other investment securities	—	97	—	—
IOs	—	—	878,732	—
MSRs	—	—	—	203,245

	$7,025,413	$630,727	$878,732	$203,245

40 DORAL FINANCIAL CORPORATION

Other Income Recognition Policies

Interest income from IOs is recognized on Doral Financial’s Consolidated Statements of Income in an amount equal to the cash received from the IOs less the amortization of the recorded value of the IOs. The amortization of the IOs is determined using a method that results in an approximate level rate of return on the IOs. The rate of return on the IOs is adjusted periodically to reflect changes in expected cash flows on these instruments. As discussed previously, the contractual pass-through rate payable to investors on certain IOs is variable. Accordingly, interest income recognized on these IOs will vary from period to period.

Interest income on loans is accrued by Doral Financial when earned. Loans held in Doral Financial’s banking subsidiaries are placed on a non-accrual basis when any portion of principal or interest is more than 90 days past due, or earlier if concern exists as to the ultimate collectibility of principal or interest. Conventional mortgage loans held for sale by Doral Financial’s mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than 180 days to the extent concern exists as to the ultimate collectibility based on the loan-to-value ratio. When a loan is placed on non-accrual status, all accrued but unpaid interest to date is fully reversed.

Loan origination fees, as well as discount points and certain direct origination costs for mortgage loans held for sale, are initially recorded as an adjustment to the cost of the loan and reflected in Doral Financial’s earnings when the loan is sold or securitized into a mortgage-backed security. In the case of loans receivable held for investment, such fees and costs are deferred and amortized to income as adjustments to the yield of the loan.

Allowance for Loan Losses

Doral Financial maintains an allowance for loan losses to absorb probable loan losses. The allowance is maintained at a level that Doral Financial considers to be adequate to absorb losses based on a number of factors, including historical loss experience, current delinquency rates, known and inherent risks in the loan portfolio, an assessment of individual problem loans, the estimated value of underlying collateral and an assessment of current economic conditions. Credit losses are charged and recoveries are credited to the allowance, while increases to the allowance are charged to operations. Unanticipated increases in the allowance for loan losses could adversely impact Doral Financial’s net income in the future.

Commercial and construction loans over $2.0 million are evaluated individually for impairment. Doral Financial measures impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan. Loans that are measured at the lower of cost or fair value are excluded. Doral Financial performs impairment evaluations of small-balance homogeneous loans on a group basis. For such loans, the allowance is determined considering the historical charge-off experience of each loan category (e.g. residential mortgage, auto, personal, credit cards, etc.) and delinquency levels as well as charge-off and delinquency trends and economic data.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities based on enacted tax laws. A valuation allowance is recognized for any deferred tax asset which, based on management’s evaluation, is more likely than not (a likelihood of more than 50%) that some portion or the entire deferred tax asset will not be realized.

Doral Financial recognizes any effect of change in tax rates during the period in which such changes are enacted into law and recognizes income tax benefits when the realization of such benefits are probable.

Adoption of a New Accounting Pronouncement

In the fourth quarter of 2004, the Company adopted a new accounting pronouncement that resulted in the addition of 8.674 million shares of common stock to the fully diluted common stock share base by assuming the conversion of the 1.38 million outstanding shares of the Company’s contingently convertible preferred stock. This new accounting pronouncement is effective for periods ending after December 15, 2004, and was applied by retroactively restating previously reported earnings per diluted share. All references in the accompanying Management’s Discussion and Analysis of Financial Condition and Results of Operations to the number of average diluted common shares and diluted earnings per share amounts have been restated accordingly.

Investors are encouraged to carefully read this Management’s Discussion and Analysis of Financial Condition and Results of Operations together with Doral Financial’s Consolidated Financial Statements, including the Notes to the Consolidated Financial Statements.

2004 ANNUAL REPORT Empowering People 41

As used in this report, references to “the Company” or “Doral Financial” refer to Doral Financial Corporation and its consolidated subsidiaries unless otherwise indicated.

Consolidated Results

Net Income

Doral Financial’s net income for the year ended December 31, 2004, increased to $489.6 million, compared to $321.3 million and $221.0 million for the years ended December 31, 2003 and 2002, respectively. Diluted earnings per common share for 2004 increased from $2.70 in 2003 to $3.95 in 2004, an increase of 46%. Diluted earnings per common share for 2002 were $1.89.

Doral Financial’s consolidated net income for the year ended December 31, 2004, includes an income tax benefit of approximately $77.0 million resulting from recent local legislation that provided a temporary reduction in the long-term capital gain tax rates for transactions occurring on or before June 30, 2005. In the fourth quarter of 2004, the Company effected certain tax-planning strategies to accelerate the realization of long-term capital gains that had been deferred for tax purposes in order to benefit from the temporary reduction in the long-term capital gain tax rates. The ability of Doral Financial to obtain future capital gains tax benefits under this provision will depend on its ability to structure transactions with assets that meet the six-month holding period requirement for capital gains treatment on or before June 30, 2005.

Doral Financial’s results of operations were also significantly impacted by the increase in short-term interest rates experienced during 2004 which, among other things, caused a loss of $131.0 million in the value of the Company’s IOs.

Consolidated results include the operations of Doral Financial’s banking units, which contributed $184.7 million, before intersegment eliminations, to Doral Financial’s consolidated net income in 2004, compared to $121.4 million for 2003 and $92.4 million for 2002. The contribution of the banking segment includes the investment activities of Doral International, Inc., Doral Bank-PR’s wholly owned international banking entity subsidiary. Interest income and capital gains derived from U.S. securities are generally tax-exempt to Doral International under Puerto Rico law.

Net Interest Income

Net interest income is the excess of interest earned by Doral Financial on its interest-earning assets over the interest incurred on its interest-bearing liabilities.

Net interest income for the years 2004, 2003 and 2002, was $265.9 million, $181.5 million, and $152.4 million, respectively. The increase in net interest income for the year 2004 compared to 2003 was due to an increase in Doral Financial’s average balance of net interest-earning assets, particularly in its mortgage-backed and investment securities, driven by a higher level of securitizations and the Company’s strategy to increase its tax-exempt income by investing in mortgage-backed and U.S. Treasury and agency securities. The Company also experienced a moderate increase in its net interest spread and margin during 2004. Average interest-earning assets grew by 39% compared to 2003. Doral Financial’s net interest spread and margin for 2004 were 1.83% and 2.23%, respectively, compared to 1.76% and 2.11% for 2003. Net interest spread and margin improved during 2004 because rates paid by Doral Financial on its borrowings declined more in relative terms than the rates earned by Doral Financial on its loans and securities. The average rate paid by Doral Financial on its interest-bearing liabilities decreased by 54 basis points during 2004, while the average yield on its interest-earning assets decreased by 47 basis points compared to 2003. During 2004, the Company repaid $200.0 million of its 8.50% medium-term notes and $5.0 million of its 8.35% senior-term notes. The Company also made principal repayments of approximately $32.0 million to reduce the balance of a 7.50% note payable to a local bank collateralized by mortgage loans. Doral Financial replaced such borrowings with lower-cost borrowings, particularly an aggregate of $740.0 million floating rate senior notes issued during 2004 with interest tied to 3-month LIBOR, and with maturities ranging from December 2005 to July 2007. These transactions allowed the Company to improve its interest rate spread and margin, compared to 2003, despite the increase in short-term market interest rates experienced during the latter part of 2004.

The increase in net interest income for the year 2003 compared to 2002 was due principally to an increase in Doral Financial’s average balance of net interest-earning assets, partially offset by a reduction in the interest rate spread. The contraction of the spread, which declined by 17 basis points from 1.93% for 2002 to 1.76% for 2003, reflects an accelerated amortization of IOs due to actual and anticipated higher levels of prepayment activity, resulting in a reduction in the average net yield of IOs from 15.49% for 2002 to 8.14% for 2003. Lower yields were partially offset by a reduction in the average cost of interest-bearing liabilities, which decreased from 4.17% for 2002 to 3.49% for 2003, due to decreases in interest rates paid by Doral Financial on its borrowings.

The following table presents Doral Financial’s average balance sheet, for the years indicated, the total dollar amount of interest income from its average interest-earning assets and the related yields, as well as the interest expense on its average interest-bearing liabilities expressed in both dollars and rates, and the net interest margin and spread. The table does not reflect any effect of income taxes. Average balances are based on the average daily balances.

42 DORAL FINANCIAL CORPORATION

Table A – Average Balance Sheet and Summary of Net Interest Income

		2004			2003			2002

(Dollars in thousands)	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate	Average Balance	Interest	Average Yield/ Rate

Assets:
Interest-Earning Assets:
Total loans(1)(2)	$3,372,974	$234,423	6.95%	$3,252,276	$219,916	6.76%	$2,923,187	$203,084	6.95%
Mortgage-backed securities	2,318,854	100,808	4.35%	1,263,282	68,864	5.45%	1,314,865	82,076	6.24%
Interest-only strips	771,133	55,568	7.21%	454,612	37,007	8.14%	283,827	43,959	15.49%
Investment securities	3,770,157	156,571	4.15%	2,375,983	113,430	4.77%	1,143,556	68,886	6.02%
Money market investments	1,699,361	23,477	1.38%	1,267,736	13,353	1.05%	1,152,743	17,595	1.53%

Total interest-earning assets/interest income	11,932,479	$570,847	4.78%	8,613,889	$452,570	5.25%	6,818,178	$415,600	6.10%

Total non-interest-earning assets	799,313			674,078			609,826

Total assets	$12,731,792			$9,287,967			$7,428,004

Liabilities and Stockholders’ Equity:
Interest-Bearing Liabilities:
Deposits	$3,239,996	$80,683	2.49%	$2,651,633	$75,060	2.83%	$2,037,603	$72,769	3.57%
Repurchase agreements	4,805,381	120,635	2.51%	2,999,339	90,514	3.02%	2,554,628	98,014	3.84%
Advances from the FHLB	1,254,202	49,842	3.97%	1,250,034	49,164	3.93%	972,633	42,161	4.33%
Loans payable	225,738	6,006	2.66%	243,111	6,112	2.51%	206,127	6,195	3.01%
Notes payable	799,396	47,783	5.98%	621,278	50,240	8.09%	546,844	44,039	8.05%

Total interest-bearing liabilities/interest expense	10,324,713	$304,949	2.95%	7,765,395	$271,090	3.49%	6,317,835	$263,178	4.17%

Total non-interest-bearing liabilities	649,889			278,948			212,733

Total liabilities	10,974,602			8,044,343			6,530,568
Stockholders’ equity	1,757,190			1,243,624			897,436

Total liabilities and stockholders’ equity	$12,731,792			$9,287,967			$7,428,004

Net interest-earning assets	$1,607,766			$848,494			$500,343
Net interest income on a non-taxable equivalent basis		$265,898			$181,480			$152,422

Interest rate spread(3)			1.83%			1.76%			1.93%

Interest rate margin(4)			2.23%			2.11%			2.24%

Net interest-earning assets ratio			115.57%			110.93%			107.92%

(1)	Average loan balances include the average balance of non-accruing loans, on which interest income is recognized when collected.
(2)	For 2004, interest income on loans includes a yield adjustment of $5.7 million related to deferred fees on construction loans repaid prior to maturity.
(3)	Interest rate spread represents the difference between Doral Financial’s weighted-average yield on interest-earning assets and the weighted-average rate on interest-bearing liabilities.
(4)	Interest rate margin represents net interest income as a percentage of average interest-earning assets.

2004 ANNUAL REPORT Empowering People 43

The following table describes the extent to which changes in interest rates and changes in volume of interest-earning assets and interest-bearing liabilities have affected Doral Financial’s interest income and interest expense during the years indicated. For each category of interest-earning assets and interest-bearing liabilities, information is provided on changes attributable to (i) changes in volume (change in volume multiplied by prior year rate), (ii) changes in rate (change in rate multiplied by current year volume), and (iii) total change in rate and volume. The combined effect of changes in both rate and volume has been allocated in proportion to the absolute dollar amounts of the changes due to rate and volume.

Table B – Net Interest Income Variance Analysis

	2004 compared to 2003			2003 compared to 2002

	Increase / (Decrease) Due to:			Increase / (Decrease) Due to:

(In thousands)	Volume	Rate	Total	Volume	Rate	Total

Interest Income Variance
Total loans	$8,159	$6,348	$14,507	$22,872	$(6,040)	$16,832
Mortgage-backed securities	57,529	(25,585)	31,944	(3,219)	(9,993)	(13,212)
Interest-only strips	25,765	(7,204)	18,561	26,455	(33,407)	(6,952)
Investment securities	66,502	(23,361)	43,141	74,192	(29,648)	44,544
Money market investments	4,532	5,592	10,124	1,759	(6,001)	(4,242)

Total interest income variance	162,487	(44,210)	118,277	122,059	(85,089)	36,970

Interest Expense Variance
Deposits	16,651	(11,028)	5,623	21,921	(19,630)	2,291
Repurchase agreements	54,542	(24,421)	30,121	17,077	(24,577)	(7,500)
Advances from the FHLB	164	514	678	12,011	(5,008)	7,003
Loans payable	(436)	330	(106)	1,113	(1,196)	(83)
Notes payable	14,410	(16,867)	(2,457)	5,992	209	6,201

Total interest expense variance	85,331	(51,472)	33,859	58,114	(50,202)	7,912

Net interest income variance	$77,156	$7,262	$84,418	$63,945	$(34,887)	$29,058

Interest Income

Total interest income increased from $415.6 million during 2002, to $452.6 million during 2003 and to $570.8 million during 2004. The increases in interest income are primarily related to the increase in Doral Financial’s total average balance of interest-earning assets, which increased by $3.3 billion during 2004 and by $1.8 billion during 2003.

Interest income on loans increased by $14.5 million or 7% during 2004, compared to 2003, and increased by $16.8 million or 8% during 2003 compared to 2002. The increases during both periods reflect an increase in the level of loans held by Doral Financial due to the increased volume of loan originations and purchases. Also during 2004, the Company recognized a yield adjustment of $5.7 million related to deferred fees on construction loans with an aggregate outstanding balance of $62.9 million, which were repaid prior to their stated maturity.

Interest income on mortgage-backed securities increased by $31.9 million or 46% during 2004, and decreased by $13.2 million or 16% during 2003 compared to 2002. The results for the year 2004 reflect an increase in the average balance of mortgage-backed securities, which increased from $1.3 billion for 2003 to $2.3 billion for 2004. The higher average balance was offset in part by an increase in amortization of premiums, particularly on U.S. GNMAs, due to higher prepayments experienced on such portfolio during 2004 compared to 2003. The increases in the average balance of mortgage-backed securities reflect the Company’s strategy to continue to maximize tax-exempt interest income by holding a significant amount in U.S. GNMAs and U.S. FHLMC/FNMA mortgage-backed securities at its international banking entity subsidiary. Under Puerto Rico law the interest earned on such U.S. mortgage-backed securities is tax exempt for Doral Financial’s international banking entity subsidiary and is not subject to U.S. income taxation because such entity is considered a foreign corporation for U.S. income tax purposes and is entitled to the portfolio interest deduction with respect to interest earned on those securities. Also, the Company holds a significant amount of tax-exempt Puerto Rico GNMA securities.

44 DORAL FINANCIAL CORPORATION

The results for the year 2003 reflect a decrease in the Company’s average balance of mortgage-backed securities, which declined by $51.6 million. The decrease in interest income on mortgage-backed securities during 2003 reflects a higher volume of sales of instruments with higher prepayment risk during such period, including a bulk sale of approximately $250 million in Puerto Rico GNMA securities to a local investment company.

Interest income on IOs increased by $18.6 million to $55.6 million during 2004, from $37.0 million for the year 2003. The increase during 2004 resulted from an increase in the average balance of IOs, from $454.6 million for 2003 to $771.1 million for 2004. The increase in IOs resulted from a higher volume of sale and securitization activities partially offset by a reduction in the average net yield, from 8.14% for 2003 to 7.21% for 2004. The reduction in the average net yield of IOs is related to some extent to the flattening of the yield curve that results in a contraction of the spread on the variable rate IOs. The actual cash flow received on the Company’s portfolio of IOs, particularly its floating rate IOs, increased to $157.1 million for 2004, compared to $116.6 million for 2003. Under floating rate IOs, the purchaser of a mortgage pool is entitled to a pass-through rate based on a floating rate tied to short-term LIBOR rates. The Company is entitled to retain the difference between the floating rate paid to the investor and the actual amount of interest received from the underlying fixed-rate mortgage loans.

The decrease during 2003 compared to 2002 reflects a reduction in the average net yield, from 15.49% for 2002 to 8.14% for 2003, resulting from the accelerated amortization of IOs due to actual and anticipated higher levels of prepayment activity as a result of the continuing low mortgage rate environment. However, the actual cash flow received on the Company’s portfolio of IOs, particularly its floating rate IOs, increased to $116.6 million for 2003, compared to $84.5 million for 2002. The increase in actual cash flow received on IOs was related in part to the increase in the average balance of IOs, which increased from $283.8 million for 2002 to $454.6 million for 2003 and to the lower LIBOR rates experienced during 2003, which increased the Company’s spread on the variable IOs held.

Interest income on investment securities increased by $43.1 million or 38% from 2003 to 2004, and by $44.5 million or 65% from 2002 to 2003. The increases in interest income on investment securities during 2004 and 2003 reflect Doral Financial’s strategy to increase its tax-exempt interest income by investing in U.S. Treasury and agency securities, the interest on which is tax exempt to the Company under Puerto Rico law and is not subject to U.S. income taxation because of Doral Financial’s status as a foreign corporation for U.S. income tax purposes. The average balance of investment securities increased from $1.1 billion for 2002 to $2.4 billion for 2003 and to $3.8 billion for 2004. The Company’s higher balance in investment securities was partially offset by a reduction of 62 basis points in the average yield for 2004 compared to 2003 and of 125 basis points for 2003 compared to 2002. These reductions reflect the downward trend in long-term interest levels since the early part of 2002, and the replacement of higher-yield securities called or matured with lower-yield current-coupon securities.

Interest income on money market investments increased by $10.1 million from 2003 to 2004. Money market investments consist of fixed-income securities whose original maturity is less than three months, including overnight deposits, term deposits, and reverse repurchase agreements. The increase for 2004 reflects an increase of 33 basis points in the average yield on money markets due to higher short-term interest rates and an increase in the average balance of money market instruments, principally overnight and term deposits. The average balance of money market investments increased from $1.3 billion for 2003 to $1.7 billion for 2004 as a higher volume of liquid assets was accumulated by the Company in anticipation of rising interest rates.

Interest income on money market investments decreased by $4.2 million from 2002 to 2003. The decrease for 2003 reflects lower short-term interest rates offset in part by a higher volume of money market instruments accumulated by Doral Financial for 2003 in anticipation of rising interest rates. The average yield on money market investments declined by 48 basis points from 1.53% for 2002 to 1.05% for 2003.

Interest Expense

Total interest expense increased to $304.9 million for 2004, compared to $271.1 million for 2003, an increase of 13%, and by $7.9 million from 2002 to 2003, an increase of 3%. The increases in interest expense for 2004 and 2003 were due to an increased volume of borrowings to finance Doral Financial’s loan production and investment activities that was partly offset by a decrease in the average cost of borrowings. The average balance of interest-bearing liabilities increased to $10.3 billion at an average cost of 2.95% for 2004, compared to $7.8 billion at an average cost of 3.49% for 2003 and $6.3 billion at an average cost of 4.17% for the year ended December 31, 2002.

Interest expense on deposits amounted to $80.7 million during 2004, an increase of 7% compared to 2003, and increased by $2.3 million or 3% during 2003 compared to 2002. The increase in interest expense on deposits reflects a larger

2004 ANNUAL REPORT Empowering People 45

deposit base held at Doral Financial’s banking subsidiaries that was partly offset by a decrease in the average cost of deposits. The average balance of deposits increased to $3.2 billion for 2004, from $2.7 billion for 2003 and $2.0 billion for 2002. The increase in deposits reflects the expansion of Doral Financial’s bank branch network, which increased to 46 branches as of December 31, 2004, compared to 41 branches as of December 31, 2003 and 36 branches as of December 31, 2002. The average interest cost on deposits was 2.49% during 2004, 2.83% during 2003 and 3.57% during 2002.

Interest expense related to securities sold under agreements to repurchase increased by $30.1 million or 33% during 2004 compared to 2003, and decreased $7.5 million or 8% during 2003 compared to 2002. The increase in interest expense on securities sold under agreements to repurchase during 2004 reflects increased borrowings to finance mortgage-backed securities and other investment securities, compared to 2003 that more than offset lower borrowing costs experienced during 2004. The average balance of borrowings under repurchase agreements for 2004 was $4.8 billion, compared to $3.0 billion for 2003. The average cost on securities sold under agreements to repurchase was 2.51% for 2004, compared to 3.02% for 2003.

The decrease in interest expense on securities sold under agreements to repurchase during 2003, compared to 2002, reflected lower borrowing costs that more than offset increased borrowings to finance mortgage-backed securities and other investment securities. The average balance of borrowings under repurchase agreements for 2003 was $3.0 billion at an average cost of 3.02%, compared to $2.6 billion at an average cost of 3.84% for 2002.

Interest expense on advances from the FHLB increased by approximately $678,000 for 2004, compared to 2003, and by $7.0 million, or 17% during 2003 compared to 2002. The increase in interest expense on advances from the FHLB during 2004 reflects an increase in the average cost of advances from the FHLB, from 3.93% for 2003 to 3.97% for the year ended December 31, 2004 and a slight increase of $4.2 million, or 0.3% in the average balance of advances from the FHLB. During 2004, Doral Financial relied on deposits and other sources of borrowings for additional financing. Increased deposits replaced the overall unchanged volume of advances from the FHLB. The increase in interest expense on advances from the FHLB during 2003 reflects a larger increase in the average balance of borrowings to finance the Company’s banking operations. The average balance of advances from the FHLB increased to $1.3 billion at an average cost of 3.93% for 2003, compared to $972.6 million at an average cost of 4.33% for 2002.

Interest expense related to loans payable amounted to $6.0 million for 2004, compared to $6.1 million for 2003, a decrease of approximately $106,000. From 2002 to 2003 it decreased by $83,000. The decrease in interest expense on loans payable for 2004 was principally due to a decrease in the average balance of loans payable from $243.1 million for 2003 to $225.7 million for 2004 that was partially offset by an increase of 15 basis points in the average cost of loans payable. The average interest rate cost for loans payable was 2.66% for 2004, compared to 2.51% for 2003. Increased volume of securities sold under agreements to repurchase with lower average costs replaced the decrease in loans payable.

The decrease in interest expense on loans payable for 2003, compared to 2002, was due to the decrease of the rates paid by Doral Financial on its warehousing lines of credit that more than offset the increase in the average balance of loans payable outstanding from $206.1 million to $243.1 million for 2002 and 2003, respectively. The average interest rate cost for borrowings under Doral Financial’s loans payable was 2.51% and 3.01% for 2003 and 2002, respectively.

Interest expense on notes payable was $47.8 million for 2004, compared to $50.2 million for 2003, a decrease of 5% and it increased by $6.2 million or 14% during 2003 compared to 2002. The decrease in interest expense on notes payable is due to a decrease in the average cost of notes payable from 8.09% for 2003 to 5.98% for 2004. The decrease in the average cost during 2004 was principally related with the repayment at maturity of $200.0 million of the Company’s 8.50% medium-term notes due July 8, 2004 and $5.0 million of its 8.35% senior-term notes. The Company also made principal payments of approximately $32.0 million to reduce the balance of a 7.50% note payable to a local bank collateralized by mortgage loans. The decrease in average cost was partially offset by the increase in the balance of notes payable related to the issuance of an aggregate principal amount of $625.0 million of the Company’s floating rate senior notes due July 20, 2007, and of $115.0 million of its floating rate senior notes due December 7, 2005, during the third quarter and second quarter of 2004, respectively. The proceeds from the issuance of this unsecured debt allowed Doral Financial to match floating rate liabilities with floating rate assets. Doral Financial pays interest on its floating rate senior notes due July 20, 2007, at a rate equal to the applicable U.S. dollar 3-month LIBOR plus 0.83% on a quarterly basis (2.91% as of December 31, 2004, based on the last interest rate reset on October 10, 2004). The floating rate senior notes due December 7, 2005, bear interest at a rate equal to the applicable U.S. dollar 3-month LIBOR plus 0.625% on a quarterly basis (3.07% as of December 31, 2004, based on the last interest rate reset on December 7, 2004) on a quarterly basis.

46 DORAL FINANCIAL CORPORATION

The increase in interest expense on notes payable for 2003 was due to the increase in the average balance of $74.4 million in notes payable compared to 2002. During the second quarter of 2002, Doral Financial closed the sale of $30.0 million of its 7.00% Senior Notes due 2012, $40.0 million of its 7.10% Senior Notes due 2017 and $30.0 million of its 7.15% Senior Notes due 2022.

Provision for Loan Losses

The provision for loan losses is charged to earnings to bring the total allowance for loan losses to a level considered appropriate by management based on Doral Financial’s historical loss experience, current delinquency rates, known and inherent risks in the loan portfolio, an assessment of individual problem loans, the estimated value of the underlying collateral, and an assessment of current economic conditions. While management believes that the current allowance for loan losses is adequate, future additions to the allowance for loan losses could be necessary if economic conditions change or if credit losses increase substantially from the assumptions used by Doral Financial in determining the allowance for loan losses. Unanticipated increases in the allowance for loan losses could result in reductions in Doral Financial’s net income. As of December 31, 2004, approximately 97% of the Company’s loan portfolio was secured, and the amounts due on delinquent loans have historically been recovered through the sale of the property after foreclosure or negotiated settlements with borrowers.

Doral Financial recognized provisions for loan losses of $5.5 million, $14.1 million and $7.4 million for the years ended December 31, 2004, 2003 and 2002, respectively. During 2003, the Company had increased the allowance for loan losses to provide a reserve for a construction loan with an outstanding balance of $13.5 million that was not considered a non-performing loan as of December 31, 2003, but is reflected as a non-performing loan during 2004. See “Non-Performing Assets and Allowance for Loan Losses.” Also, a smaller provision for 2004 resulted from a reduction in non-performing loans from $106.6 million in 2003 to $100.8 million in 2004 as well as a reduction in consumer loan net charge-offs. The allowance for loan losses equals 0.85% of total loans as of December 31, 2004, compared to 0.83% as of December 31, 2003.

Non-Interest Income

Net Gain on Mortgage Loan Sales and Fees. Net gain from mortgage loan sales and fees increased by 54% during 2004 and by 77% from 2002 to 2003. The increases for 2004 and 2003 were mainly attributable to a greater volume of sales of non-conforming loans to local financial institutions as a result of record mortgage loan production that was fueled by the increased demand for housing and mortgage refinancing. The increase also reflects the ability of Doral Financial to obtain higher profitability through increased margins on such sales and the retention of IOs in connection with such sales. See “Critical Accounting Policies – Gain on Mortgage Loan Sales and Retained Interest Valuation.”

Total loan sales and securitizations were $6.8 billion for 2004, compared to $5.0 billion for 2003 and $4.0 billion for 2002. Loan sales and securitizations that resulted in the recording of IOs amounted to $3.5 billion during 2004, compared to $2.0 billion for 2003 and $1.6 billion for 2002. Doral Financial retained IOs as part of its sales activities of $509.3 million for 2004, compared to $281.3 million for 2003 and $197.9 million for 2002. During 2004, Doral Financial also recorded $66.9 million in connection with the recognition of MSRs as part of its loan sale and securitization activities, compared to $47.0 million for 2003 and $40.1 million for 2002.

Net Servicing Income. Servicing income represents revenues earned for administering mortgage loans for others. The main component of Doral Financial’s servicing income is loan-servicing fees, which depend on the type of mortgage loans being serviced. Loan servicing fees, net of guarantee fees, amounted to $28.7 million for 2004, compared to $25.8 million for 2003 and $25.5 million for 2002. The increase in servicing fees, net of guarantee fees, was principally due to a 12% increase in the average servicing portfolio. Doral Financial’s mortgage-servicing portfolio, including its own loan portfolio of $1.9 billion at December 31, 2004, $2.5 billion at December 31, 2003, and $1.9 billion at December 31, 2002, was approximately $14.3 billion at December 31, 2004, compared to $12.7 billion at December 31, 2003, and $11.2 billion at December 31, 2002. The servicing fees on residential mortgage loans generally range from 0.25% to 0.44%, net of guarantee fees, of the declining outstanding principal amount of the serviced loan. Doral Financial’s weighted-average gross servicing fee rate for 2004 was 0.31% compared to 0.32% for 2003 and 0.33% for 2002. The size of Doral Financial’s loan-servicing portfolio has increased substantially since its inception as a result of increases in loan production and bulk purchases of servicing rights.

Late fees and other servicing-related fees such as prepayment fees are also included as a component of servicing income. Late fees and other servicing-related fees were $11.9 million for 2004, compared to $9.5 million in 2003 and $8.5 million in 2002.

Net servicing income for 2004 was $4.9 million compared to a loss of $15.1 million for 2003 and a loss of $6.7 million for 2002. The increase for 2004 was the result of reduced amortization

2004 ANNUAL REPORT Empowering People 47

and impairment charges of mortgage-servicing assets resulting from lower actual and forecasted prepayments. Doral Financial recognized amortization and impairment charges of $35.7 million for 2004, compared to $50.4 million for 2003, and $40.6 million for 2002. Net impairment charges for 2004 amounted to $7.1 million, compared to $15.9 million for 2003 and $9.2 million for 2002. The reduced impairment charges during 2004 were the result of a stable low level of mortgage interest rates compared to the sharp decrease in rates experienced during the early part of 2003, which was reflected in a reduction in the impairment allowance of certain mortgage servicing rights strata that experienced lower than anticipated prepayments. See Note 12 to Doral Financial’s Consolidated Financial Statements for additional information.

The value of the servicing asset retained in the sale of a mortgage loan reduces the basis of the mortgage loan and thereby results in increased “Net Gain on Mortgage Loan Sales and Fees” at the time of sale. During 2004, 2003 and 2002, Doral Financial recognized servicing assets of $66.9 million, $47.0 million and $40.1 million, respectively, in connection with the sale of loans to third parties.

Set forth below is a summary of the components of net servicing income (loss):

Table C – Components of Net Servicing Income (Loss)

	Year ended December 31,

(In thousands)	2004	2003	2002

Servicing fees (net of guarantee fees)	$28,697	$25,793	$25,498
Late charges	7,393	6,958	6,522
Prepayment penalties	6,201	5,334	4,115
Interest loss	(2,620)	(2,974)	(2,331)
Other servicing fees	923	216	161

Servicing income, gross	40,594	35,327	33,965
Amortization and impairment of servicing assets	(35,701)	(50,444)	(40,630)

Servicing income (loss), net	$4,893	$(15,117)	$(6,665)

The following table shows the changes in Doral Financial’s mortgage-servicing assets for each of the years shown:

Table D – Capitalization of Mortgage-Servicing Assets

	Year ended December 31,

(In thousands)	2004	2003	2002

Balance at beginning of year	$178,890	$169,033	$154,340
Capitalization	71,448	58,061	46,171
Amortization	(28,651)	(34,576)	(31,478)
Application of valuation allowance to write-down permanently impaired servicing assets	(10,540)	(13,628)	—

Balance before valuation allowance at end of year	211,147	178,890	169,033
Valuation allowance for temporary impairment	(7,902)	(11,392)	(9,152)

Balance at end of year	$203,245	$167,498	$159,881

Amortization of Servicing Assets

Doral Financial’s servicing assets are amortized in proportion to, and over the life of the underlying mortgage loans. Amortization of servicing assets is recorded as a reduction of servicing income in Doral Financial’s Consolidated Statements of Income. Doral Financial monitors changes in interest and prepayment rates and adjusts the amount of amortization or records an impairment loss that is charged to current period earnings, to reflect changes in prepayment rates. During 2004, total amortization of servicing assets, including impairment charges, amounted to $35.7 million versus $50.4 million for 2003 and $40.6 million for 2002. The decrease in amortization of servicing assets during 2004 was primarily due to an increase in future estimated net MSR cash flows due to actual and forecasted lower mortgage prepayments in 2004 when compared to 2003.

During 2004, net impairment charges of servicing assets amounted to $7.1 million, compared to $15.9 million for 2003 and $9.2 million for 2002. Higher mortgage rates in the future

48 DORAL FINANCIAL CORPORATION

would result in an increase in the estimated fair value of the servicing assets and recovery of all or a portion of the valuation allowance for temporary impairment.

Net Gain (Loss) on Securities Held for Trading. Set forth below is a summary of the components of the net gain (loss) from securities held for trading:

Table E – Components of Net Gain (Loss) from Securities Held for Trading

	Year ended December 31,

(In thousands)	2004	2003	2002

Net realized gains on sales of securities held for trading	$24,900	$120,528	$84,404
(Losses) gains on the IO valuation	(131,007)	7,314	(6,465)
Net unrealized gains and (losses) on trading securities, excluding IOs	3,385	(14,870)	9,057
Net realized and unrealized losses on derivative instruments	(97,885)	(107,381)	(91,267)

Total	$(200,607)	$5,591	$(4,271)

Net gain (loss) on securities held for trading includes gains and losses, whether realized or unrealized, in the market value of Doral Financial’s securities accounted for as held for trading, including IOs, as well as options, futures contracts and other derivative instruments used for interest rate risk management purposes. During 2004 the Company recognized a net loss on securities held for trading of $200.6 million compared to a net gain of $5.6 million for 2003 and a net loss of $4.3 million for 2002. The net loss on securities held for trading for 2004 was principally due to losses on the value of the Company’s IOs of $131.0 million, compared to a gain of $7.3 million for 2003 and losses of $6.5 million for 2002. Higher losses during 2004 were recognized as a result of increases in the 3-month LIBOR that reduced the anticipated spread of the Company’s variable rate IOs. As the 3-month LIBOR increases, the spread received on the Company’s variable rate IOs decreases and adversely affects its fair value. This may be offset, to some extent, by a reduction of prepayments and the extension of the asset’s life. Conversely, as the 3-month LIBOR decreases, the spread received on the IOs increases, at the same time causing accelerated prepayments that shorten the life of the asset. The net loss on securities held for trading also included net losses of $97.9 million with respect to derivative instruments undertaken for risk management purposes. The Company’s interest rate risk management program is designed to protect the value of the Company’s assets and income from substantial increases in long-term interest rates that cannot be absorbed in the normal course of business. As the yield curve flattened during the latter part of 2004, the Company experienced increased losses on the value of its derivatives. Also during 2004, net gain (loss) on securities held for trading included a loss of $7.0 million, which represents the ineffective portion of the fair value hedges related to certain securities available for sale. See “Interest Rate Risk Management.”

The increased net gain on securities held for trading during 2003, compared to 2002, was related primarily to realized gains with respect to securities held for trading. Increased realized gains on securities held for trading during 2003 reflected an increased volume of trading activities and higher profits, particularly in Doral Financial’s international banking entity subsidiary as well as a gain of approximately $12.2 million on a bulk sale of $250 million of Puerto Rico GNMAs to a local fixed-income investment company. Sales of trading securities were $11.6 billion in 2003, compared to $11.1 billion in 2002. Net realized gains on sale of trading securities were $120.5 million for 2003, compared to $84.4 million for 2002. Realized gains on sale of trading securities for 2003 were partially offset by net losses of $107.4 million on derivative instruments. For 2002, net losses on derivative instruments amounted to $91.3 million.

Net gain (loss) on securities held for trading for 2004, 2003 and 2002, also included $3.4 million of net unrealized gains, $14.9 million of net unrealized losses and $9.1 million of net unrealized gains, respectively, on the value of Doral Financial’s securities held for trading, excluding IOs.

The value of Doral Financial’s trading securities and derivatives is generally very sensitive to interest rate changes, and the reported fair values of certain of these assets such as IOs are based on assumptions regarding the direction of interest rates and prepayment rates on mortgage loans. As a result, changes in interest rates and prepayment rates for mortgage loans can result in substantial volatility in the components of the net gain (loss) on securities held for trading. As described under “Interest Rate Risk Management,” Doral Financial attempts to mitigate the risk related to the value of its securities held for trading by entering into transactions involving the purchase of derivatives such as options and futures contracts. During 2004, 2003 and 2002, Doral Financial’s risk management strategy was principally directed to protect the value of its securities and net interest income from a significant rise in long-term interest rates that could not be absorbed in the normal course of business. During 2004, 2003 and

2004 ANNUAL REPORT Empowering People 49

2002, Doral Financial experienced losses on its derivatives because intermediate and long-term interest rates declined or remained stable at low levels.

Net Gain on Sale of Investment Securities. Net gain on sale of investment securities represents the impact on Doral Financial’s income of transactions involving the sale of securities classified as available for sale. For 2004, sale of investment securities resulted in a gain of $10.6 million, compared to $5.4 million for 2003 and $23.9 million for 2002. Increased gains were mostly related to increased volume of sales. Increased sales activities resulted in proceeds from sales of securities available for sale of $10.0 billion in 2004, compared to $7.0 billion in 2003 and $5.4 billion in 2002. A substantial increase in the volume of sales was realized through Doral Financial’s international banking entity subsidiary. Gain on the sale of securities through the international banking entity subsidiary is tax exempt to Doral Financial.

Commissions, Fees and Other Income. Commissions, fees and other income increased 43% during 2004 from $25.8 million for 2003 to $36.8 million for 2004. For the year ended December 31, 2002, commissions, fees and other income amounted to $21.9 million. The increases were due primarily to increased commissions and fees earned by Doral Financial’s banking and insurance agency operations.

Set forth below is a summary of Doral Financial’s principal sources of commissions, fees and other income:

Table F – Commissions, Fees and Other Income

	Year ended December 31,

(In thousands)	2004	2003	2002

Retail banking fees	$13,578	$11,000	$7,595
Securities brokerage and asset management fees and commissions	1,945	2,993	2,220
Insurance agency commissions	11,852	7,910	6,868
Other income	9,411	3,867	5,203

Total	$36,786	$25,770	$21,886

Doral Financial’s fees and commissions have increased steadily as Doral Financial’s banking subsidiaries continue to increase their retail branch network and as Doral Financial continues to diversify its sources of revenue by generating additional securities fees, and generating fees and commissions from insurance agency activities. Doral Financial intends to further increase its fee income by continuing to aggressively cross-sell new banking and insurance products to its large retail customer base. Currently, Doral Financial captures a substantial portion of the insurance policies obtained by borrowers who obtain residential mortgage loans through Doral Financial’s mortgage-banking entities.

Non-Interest Expenses

Total non-interest expenses increased by 13% during 2004, compared to 33% during 2003. A summary of non-interest expenses is provided below.

Table G – Non-Interest Expenses

	Year ended December 31,

(In thousands)	2004	2003	2002

Compensation and employee benefits	$89,305	$82,940	$56,643
Taxes, other than payroll and income taxes	9,363	7,587	5,600
Advertising	15,079	15,311	10,974
Professional services	12,620	8,644	7,063
Communication and information systems	13,812	13,323	12,736
Occupancy and other office expenses	26,825	22,787	20,292
Depreciation and amortization	18,030	14,963	12,064
Other	24,018	20,247	14,038

Total non-interest expenses	$209,052	$185,802	$139,410

50 DORAL FINANCIAL CORPORATION

Compensation and employee benefits increased to $89.3 million for 2004, compared to $82.9 million for 2003 and $56.6 million for 2002. A significant portion of the increase was associated with the expensing of the fair value of stock options which increased to $9.7 million during 2004, compared to $4.5 million for 2003. The increase in stock-based compensation expenses was related to options on 1,560,000 common shares granted to certain executive officers during the first quarter of 2004. The increase in compensation expense also was attributable to increases in the average compensation and related fringe benefits and increases of 9% for 2004 and 18% for 2003, in headcount, from 2,021 employees as of December 31, 2002, to 2,375 as of December 31, 2003, and to 2,598 employees as of December 31, 2004. The increase in headcount is associated to Doral Financial’s continued growth and expansion of its various businesses as the Company increases its lending and servicing activities.

Advertising expense amounted to $15.1 million in 2004, compared to $15.3 million in 2003 and $11.0 million in 2002. The Company maintains active campaigns for its loan and deposit products. The Puerto Rico financial services market is highly competitive and requires a substantial investment in advertising.

Professional fees for 2004 were $12.6 million compared to $8.6 million for 2003 and $7.1 million for 2002. The increase for 2004 was primarily due to legal, accounting, security and consulting fees associated with the continued expansion of Doral Financial’s business and compliance with the requirements of the Sarbanes-Oxley Act of 2002.

Communication and information systems expense was $13.8 million in 2004, compared to $13.3 million in 2003 and $12.7 million in 2002. The increases for 2004 and 2003 reflect increased expenses in software licenses, mainly related with the banking operations as well as loan production and servicing activities, data lines, outsourced data processing and network fees associated with an expanding retail branch network and an increased customer base.

Occupancy and other office expenses were $26.8 million in 2004, compared to $22.8 million in 2003 and $20.3 million in 2002. The increase during 2004 was primarily due to increased costs associated with Doral Financial’s ongoing branch network expansion program and refurbishing of existing bank branches. The increase during 2003 was mainly related with increased office-related expenses such as printing and stationary, mailing and utilities associated with Doral Financial’s ongoing branch network expansion program and increased customer base. As of December 31, 2004, the Company conducts its business through 108 offices within Puerto Rico and New York City, compared to 103 offices as of December 31, 2003 and 95 offices as of December 31, 2002.

Depreciation and amortization expense was $18.0 million in 2004, compared to $15.0 million in 2003 and $12.1 million in 2002. The increase in depreciation was principally related to increases in leasehold improvements and the purchase of office furniture and equipment as well as software and hardware and computer systems upgrades related to the Company’s growth.

Other expenses increased to $24.0 million in 2004, compared to $20.2 million in 2003 and $14.0 million in 2002. The increases for 2004 and 2003 were primarily related to increases in indirect mortgage loan origination-related expenses, employee-related expenses, custodial fees and other expenses. Increased donations and contributions were effected during 2004 as the Company continued its commitment with the development and support of innovative educational, social and philanthropic programs to assist the communities it serves. The Company’s other expenses for 2004 also included a $2.4 million provision for losses on foreclosures, compared to approximately $1.1 million in 2003 and $1.2 million in 2002.

Income Taxes

Income taxes include Puerto Rico income taxes as well as applicable federal and state taxes. As Puerto Rico corporations, Doral Financial and all its Puerto Rico subsidiaries are generally required to pay federal income tax only with respect to their income derived from the active conduct of a trade or business in the United States (excluding Puerto Rico) and certain investment income derived from U.S. assets. Any such tax is creditable, with certain limitations, against Puerto Rico income taxes. Consolidated tax returns are not permitted under the Puerto Rico Internal Revenue Code; therefore, income tax returns are filed individually by each entity that conducts business as a Puerto Rico corporation. The maximum statutory corporate income tax rate in Puerto Rico is 39%.

On August 22, 2004, local legislation was enacted to provide a temporary reduction in the long-term capital gain tax rates. The law amends the Puerto Rico Internal Revenue Code of 1994 to reduce the long-term capital gain tax rates by fifty percent for transactions occurring from July 1, 2004, through June 30, 2005. As a consequence, the long-term capital gain tax rate applicable to gains on sale of property located in Puerto Rico and certain Puerto Rico securities during this period has been reduced to 6.25% from 12.5%. This reduction follows a permanent fifty percent reduction, pursuant to local legislation enacted on April 11, 2001, in the tax rate for

2004 ANNUAL REPORT Empowering People 51

long-term capital gains from 25% to 12.5% for such Puerto Rico assets. To take advantage of this new rate reduction, during the fourth quarter of 2004 the Company completed an intercompany sale of approximately $536.6 million in IOs to accelerate the realization of long-term capital gains that had been deferred for tax purposes and resulted in the recognition of an income tax benefit of approximately $77.0 million. This income tax benefit represents the difference between the deferred tax liability on the IOs and the long-term capital gain tax rate of 6.25%. Excluding this transaction, the effective income tax rate for Doral Financial and its consolidated subsidiaries would have been 17.8% for 2004, compared to 18.3% for 2003 and 15.3% for 2002.

The lower effective tax rates (compared to the maximum statutory rate) were also the result of the tax exemption enjoyed by Doral Financial on interest income derived from certain FHA and VA mortgage loans secured by properties located in Puerto Rico and on GNMA securities backed by such mortgage loans. Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. In addition, Doral Financial uses its international banking entity subsidiary to invest in various U.S. securities and U.S. mortgage-backed securities, which interest income and gain on sale, if any, is exempt from Puerto Rico income taxation and excluded from federal income taxation on the basis of the portfolio interest deduction in the case of interest, and in the case of capital gains, because the gains are sourced outside the United States. See Note 22 to Doral Financial’s Consolidated Financial Statements for a reconciliation of the provision for income taxes to the amount computed by applying the applicable Puerto Rico statutory tax rates to income before taxes.

Except for the operations of Doral Bank-NY and Doral Money, substantially all of the Company’s operations are conducted through subsidiaries in Puerto Rico. Doral Bank-NY and Doral Money are U.S. corporations and are subject to U.S. income tax on their income derived from all sources. For the years ended December 31, 2004, 2003 and 2002, the provision for income taxes for the Company’s U.S. subsidiaries amounted to approximately $1.5 million, $2.0 million and $5.5 million, respectively.

In connection with local legislation enacted on January 8, 2004, designed to encourage international banking entities to operate as separate legal entities rather than operating divisions, effective March 31, 2004, Doral Financial phased out the operations of Doral Overseas, a division at the parent company level. At the same time, the Company has increased the investment activities of Doral International, Inc., another international banking entity and a wholly owned subsidiary of Doral Bank-PR. As a result, Doral Financial will continue enjoying 100% tax-exempt income from qualifying investments and activities conducted through its international banking entity.

Operating Segments

Doral Financial manages its business as four operating segments: mortgage banking, banking (including thrift operations), institutional securities operations and insurance agency activities. Refer to Note 33 of Doral Financial’s Notes to the Consolidated Financial Statements for summarized financial information regarding these operating segments. The entire amount of interest expense related to debt incurred at the parent company level is allocated to the mortgage-banking segment along with an income tax benefit of approximately $77.0 million recorded during 2004. The majority of the Company’s operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area. Refer to Note 33 of Doral Financial’s Notes to the Consolidated Financial Statements for summarized financial information for these operations. All figures shown in this section are based on balances before intersegment eliminations.

Mortgage Banking. This segment includes a wide range of activities, including the origination, sale, securitization and servicing of mortgage loans; the holding of mortgage-backed securities and other investment securities for sale or investment; and the origination of construction loans and mortgage loans secured by income-producing real estate or unimproved land. The mortgage-banking business is carried out primarily in Puerto Rico, and to a lesser extent in New York. Mortgage loan originations in Puerto Rico tend to be less sensitive to interest-rate changes than in the mainland United States because a significant number of loan originations in Puerto Rico are made for debt consolidation purposes rather than interest rate savings, among other reasons, because interest cost on mortgage loans is generally fully tax deductible for borrowers. Consumers in Puerto Rico tend to prefer fixed long-term mortgage loan rates that are generally well below rates on consumer debt. Servicing operations generally perform better when mortgage rates are relatively high and consequently loan prepayments are low.

The activities in this area are conducted through four mortgage banking units – HF Mortgage Bankers, an operating division within the parent company, Doral Mortgage Corporation, Centro Hipotecario de Puerto Rico, Inc. and Sana Mortgage Corporation. A strong demand for residential mortgage loans enabled the mortgage-banking segment to achieve growth in earnings in 2004 compared to 2003 and

52 DORAL FINANCIAL CORPORATION

2002. Net income for the mortgage-banking segment was $290.3 million in 2004, $192.5 million in 2003 and $124.9 million in 2002. Mortgage banking loan production increased 9% to $4.0 billion in 2004, compared to $3.7 billion in 2003 and $2.9 billion in 2002.

Net interest income was $70.2 million in 2004, $50.0 million in 2003, and $57.9 million in 2002. The increase in net interest income for 2004 was due to increased interest rate spread and margin experienced during the year, largely as a result of an increase in the average balance of interest-earning assets and the repayment of an aggregate of approximately $237.0 million of relatively high-rate notes payable and the replacement of such borrowings with lower-cost notes payable, as described in “Consolidated Results.” Also during 2004, the Company recognized a yield adjustment on its mortgage-banking segment of $4.5 million related to deferred fees on construction loans that were repaid prior to their stated maturity. Conversely, the decrease in net interest income for 2003 was due to decreased interest spread and margin experienced during the year primarily related to an accelerated amortization of IOs due to actual and anticipated higher levels of prepayment activity as a result of the continuing low mortgage rate environment. Interest rate spread and margin for the mortgage-banking segment for 2004 was 1.22% and 2.55%, respectively, compared to 0.97% and 2.09% for 2003 and 1.84% and 2.52% for 2002.

Non-interest income was $309.2 million, $307.0 million and $165.9 million for 2004, 2003 and 2002, respectively. The increase during 2004 was related to increases on gain on sales of mortgage loans and securitizations related to a higher sales volume tied to increased mortgage loan production and higher profits on such sales and the retention of IOs in connection with bulk sales of mortgage loans to institutional investors. This was partially offset by losses on the value of the IOs of $131.0 million during 2004 as a result of increases in the 3-month LIBOR, compared to a gain of $7.3 million for 2003 and losses of $6.5 million for 2002. Loan sales were $4.5 billion for 2004, compared to $3.3 billion for 2003 and $2.6 billion for 2002. Demand for the Company’s mortgage loans remains strong with some forward sale commitments extending into 2006, as described in “Off-Balance Sheet Activities.”

Net servicing income increased during 2004, driven by decreased amortization and impairment charges of the Company’s servicing assets. The combined amortization and impairment charges for the mortgage-banking segment amounted to $35.6 million during 2004, compared to $48.8 million and $39.6 million during 2003 and 2002, respectively.

The results for the mortgage-banking segment for the years ended December 31, 2004, 2003, and 2002, include the results of Doral Overseas, an international banking entity organized as a division at the parent company level. Doral Financial phased out the operations of Doral Overseas, effective March 31, 2004. For the years ended December 31, 2004, 2003, and 2002, the operations of Doral Overseas accounted for approximately $804,000, $28.8 million and $54.5 million, respectively, of the total non-interest income, and approximately $641,000, $5.4 million and $9.4 million, respectively, of the total net interest income of the mortgage-banking segment.

Doral Financial also operates another international banking entity, Doral International, Inc., a wholly owned subsidiary of Doral Bank-PR. The operations of Doral International are included within the banking segment discussed below. Doral Financial has increased the investment activities of Doral International and, accordingly, the diminished contribution from Doral Overseas was counterbalanced to some extent by an increased contribution from Doral International.

Banking. The banking segment includes Doral Financial’s banking operations in Puerto Rico, currently operating through 40 retail bank branches, and its thrift operations in the New York City metropolitan area, currently operating through six branches. The investment activities by Doral Bank-PR through its international banking entity are also included within the banking segment. Doral Financial’s banking subsidiaries offer a variety of loan and deposit products, with an emphasis on residential, construction and commercial real estate-secured mortgage loan products. The mortgage loan origination activity of the banking segment is closely integrated with the mortgage-banking segment. Doral Financial’s banking subsidiaries have entered into master loan production agreements with their mortgage banking affiliates whereby the mortgage banking units help the banking subsidiaries originate loans by advertising to the general public and providing other origination and settlement services. These arrangements result in reduced expenses by avoiding the costs of maintaining duplicate origination systems. Net income for the banking segment amounted to $184.7 million during 2004, compared to $121.4 million and $92.4 million during 2003 and 2002, respectively.

Net interest income for the banking segment was $177.4 million for 2004, compared to $118.0 million for 2003 and $87.3 million for 2002. The increase in net interest income for 2004 and 2003 resulted mainly from continued increases in the amount of interest-earning assets, particularly in mortgage-backed and investment securities held by the banking subsidiaries, driven by the Company’s strategy to increase

2004 ANNUAL REPORT Empowering People 53

its tax-exempt income by investing in U.S. GNMAs and U.S. FHLMC/FNMA mortgage-backed securities, and by holding a significant amount of U.S. Treasury securities at its international banking entity subsidiary, as described in “Consolidated Results.” Total average interest-earning assets for the banking segment for 2004 were $9.2 billion compared to $6.1 billion for 2003 and $4.3 billion for 2002. Total assets of the banking segment at end of year were $11.7 billion for 2004, compared to $7.2 billion for 2003 and $5.5 billion for 2002.

Non-interest income increased to $133.0 million in 2004, compared to $103.5 million in 2003 and $83.3 million in 2002. The increase during 2004 reflected increased gains on sales of mortgage loans tied to the increased volume of loan sales, mainly to the parent company, and the recognition of higher gains on such sales. Gains on mortgage loan sales and fees for this segment were $124.9 million in 2004 compared to $48.4 million in 2003 and $28.6 million in 2002. Trading activities for this segment resulted in a loss of $26.3 million in 2004 compared to gains of $48.0 million and $30.9 million in 2003 and 2002, respectively. The loss on trading activities was principally attributable to derivatives undertaken for interest rate risk management purposes. Banking fees and commissions also increased considerably during the period, from $7.6 million in 2002 to $11.0 million in 2003 and $13.6 million in 2004 as the Company continues the expansion of its bank branch network.

Institutional Securities Operations. This segment corresponds to the operations of Doral Financial’s institutional broker-dealer subsidiary, Doral Securities, Inc., which is headquartered in San Juan, Puerto Rico. Doral Securities sells securities to institutional customers, provides investment banking services, provides investment management services to a locally based investment company, and to a lesser extent, operates a repurchase lending operation involving short-term extensions of credit secured by highly liquid and marketable securities. During 2004, Doral Securities significantly reduced its repurchase lending operations. Net income for this segment amounted to $4.4 million for 2004, $5.6 million for 2003 and $4.4 million for 2002. The decrease for 2004 was principally related to a decrease in intercompany agency fees paid by Doral Financial’s other affiliates to Doral Securities and reduced repurchase lending operations with affiliates.

Net interest income was $3.4 million in 2004, compared to $3.6 million in 2003 and $2.6 million in 2002. The slight decrease for 2004 was related to lower activities in its trading and repurchase lending operations. Conversely, the increase for 2003 was related to larger spreads on its repurchase lending operations. The interest rate spread and margin for 2003 were 2.15% and 2.29%, compared to 0.68% and 0.72% for 2002.

Non-interest income was $4.4 million for 2004, compared to $7.8 million for 2003 and $8.8 million for 2002. The decrease during 2004 was primarily related to declines in trading profits and intercompany agency fees paid by Doral Financial’s other affiliates to Doral Securities. Intercompany agency fees decreased to $1.9 million during 2004, from $2.3 million for 2003, and $3.6 million for 2002. Trading profits decreased from $2.9 million in 2002 to $2.4 million in 2003 and to $0.5 million in 2004. Agency fees dropped from $4.8 million in 2002 to $2.9 million in 2003 and to $2.4 million in 2004. Underwriting, investment banking and other fees increased from $1.0 million in 2002 to $2.5 million in 2003 and decreased to $1.5 million in 2004.

Insurance Agency. Doral Financial operates its insurance agency activities through its wholly owned subsidiary Doral Insurance Agency. Doral Insurance Agency’s principal insurance products are hazard, title and flood insurance, which are sold primarily to Doral Financial’s base of mortgage customers. Doral Insurance Agency is diversifying its range of products to include other forms of insurance such as auto, life and disability. Net income for this segment amounted to $10.9 million during 2004, compared to $6.1 million for 2003 and to $4.9 million for 2002. The increases for 2004 and 2003 were attributable to increases in insurance fees and commissions driven by the Company’s record mortgage loan production and the cross-selling of mortgage-related insurance products to its client base. During 2004, Doral Insurance Agency had net interest income of approximately $5.3 million, compared to approximately $2.0 million for 2003 and $1.1 million for 2002. Non-interest income, which is mainly composed of insurance fees and commissions, amounted to $10.6 million during 2004, compared to $7.9 million for 2003 and $7.4 million for 2002.

Balance Sheet and Operating Data Analysis

Loan Production

Loan production includes loans internally originated by Doral Financial as well as residential mortgage loans purchased from third parties. Purchases of mortgage loans from third parties were $2.9 billion, $2.1 billion and $1.8 billion for the years ended December 31, 2004, 2003 and 2002, respectively. The following table sets forth the number and dollar amount of Doral Financial’s loan production for the years indicated:

54 DORAL FINANCIAL CORPORATION

Table H – Loan Production

	Year ended December 31,

(Dollars in thousands, except for average initial loan balance)	2004	2003	2002

FHA/VA mortgage loans
Number of loans	5,116	3,973	6,050
Volume of loans	$446,551	$370,904	$531,363
Percent of total volume	6%	6%	10%
Average initial loan balance	$87,285	$93,356	$87,829

Conventional conforming mortgage loans
Number of loans	18,472	18,340	17,951
Volume of loans	$3,268,982	$2,818,973	$2,466,900
Percent of total volume	42%	43%	48%
Average initial loan balance	$176,970	$153,706	$137,424

Conventional non-conforming mortgage loans(1)(2)
Number of loans	33,717	24,956	20,385
Volume of loans	$2,849,083	$2,340,873	$1,461,093
Percent of total volume	36%	36%	28%
Average initial loan balance	$84,500	$93,800	$71,675

Other(3)
Number of loans	4,029	2,289	2,024
Volume of loans	$1,238,078	$948,052	$709,225
Percent of total volume	16%	15%	14%

Total loans
Number of loans	61,334	49,558	46,410

Volume of loans	$7,802,694	$6,478,802	$5,168,581

(1)	Includes $160 million, $79 million and $65 million in second mortgages for the years ended December 31, 2004, 2003 and 2002, respectively.
(2)	Includes $63 million, $160 million and $109 million in home equity or personal loans secured by real estate mortgages up to $40,000 for the years ended December 31, 2004, 2003 and 2002, respectively.
(3)	Consists of construction loans on residential projects, mortgage loans secured by multifamily and commercial properties as well as other commercial, land, and consumer loans.

A substantial portion of Doral Financial’s total residential mortgage loan originations has consistently been composed of refinance loans. For the years ended December 31, 2004, 2003, and 2002, refinance loans represented approximately 55%, 62% and 57%, respectively, of the total dollar volume of internally originated mortgage loans. Doral Financial’s future results could be adversely affected by a significant increase in mortgage interest rates that may reduce refinancing activity. However, the Company believes that refinancing activity in Puerto Rico is less sensitive to interest rate changes than in the mainland United States because a significant number of refinance loans in the Puerto Rico mortgage market are made for debt consolidation purposes rather than interest savings and because interest cost on mortgage loans is tax-deductible for borrowers. Puerto Rico consumers tend to prefer long-term mortgage loan rates that are generally well below rates on consumer debt.

Loan Origination Channels

In Puerto Rico, Doral Financial relies primarily on its extensive retail mortgage banking and bank branch network to originate loans. It supplements these originations with wholesale purchases from other financial institutions. Purchases generally consist of conventional loans that qualify for the guarantee or sale programs of FNMA or FHLMC and of FHA and VA loans. Doral Financial also originates consumer, commercial, construction and land loans primarily through its banking subsidiaries. In Puerto Rico, Doral Financial maintains a specialized unit that works closely with housing project developers and originates mortgage loans to finance the acquisition of homes in new residential developments.

Doral Financial customarily sells or securitizes into mortgage-backed securities substantially all the loans it originates, except

2004 ANNUAL REPORT Empowering People 55

for certain consumer, commercial, construction, land, and commercial real estate as well as certain residential mortgage loans originated through Doral Bank-PR, which are held for investment and classified as loans receivable. See “Loans Receivable.”

The following table sets forth the sources of Doral Financial’s loan production as a percentage of total loan originations for the years indicated:

Table I – Loan Origination Sources

	Year ended December 31,

	2004			2003			2002

	Puerto Rico	U.S.	Total	Puerto Rico	U.S.	Total	Total

Retail	48%	—	48%	53%	—	53%	52%
Wholesale(1)	8%	30%	38%	8%	24%	32%	34%
New Housing Developments	9%	1%	10%	11%	—	11%	10%
Multifamily	—	—	—	—	1%	1%	1%
Other(2)	3%	1%	4%	2%	1%	3%	3%

(1)	Refers to purchases of mortgage loans from other financial institutions and mortgage lenders. U.S. wholesale purchases normally do not include the related servicing right.
(2)	Refers to commercial, consumer and land loans originated through the banking subsidiaries and other specialized units.

Mortgage Loan Servicing

Doral Financial’s principal source of servicing rights has traditionally been its internal mortgage loan production. However, Doral Financial also purchases mortgage loans on a servicing-released basis as well as servicing rights in bulk. During the years ended December 31, 2004, 2003 and 2002, Doral Financial purchased servicing rights to approximately $266.6 million, $616.0 million and $381.2 million, respectively, in principal amount of mortgage loans. Doral Financial intends to continue growing its mortgage-servicing portfolio by internal loan originations and wholesale purchases of loans on a servicing-released basis, but will also continue to seek and consider attractive opportunities for bulk purchases of servicing rights from third parties.

56 DORAL FINANCIAL CORPORATION

The following table sets forth certain information regarding the total mortgage loan-servicing portfolio:

Table J – Mortgage Loan Servicing

	Year ended December 31,

(Dollars in thousands, except for average size of loans prepaid)	2004	2003	2002

Composition of Servicing Portfolio at Year End:
GNMA	$2,451,039	$2,729,132	$3,132,055
FHLMC/FNMA	3,656,712	3,483,173	3,104,970
Doral Financial grantor trusts	12,999	37,225	50,073
Other conventional mortgage loans(1)(2)	8,143,617	6,440,714	4,954,425

Total servicing portfolio	$14,264,367	$12,690,244	$11,241,523

Servicing Portfolio Activity:
Beginning servicing portfolio	$12,690,244	$11,241,523	$10,006,380
Add:
Loans funded and purchased(3)	4,141,931	3,723,566	2,908,671
Bulk servicing acquired	266,638	616,028	381,171
Less:
Servicing sales	4,029	2,450	59,219
Run-off(4)	2,830,417	2,888,423	1,995,480

Ending servicing portfolio	$14,264,367	$12,690,244	$11,241,523

Selected Data Regarding Mortgage Loans Serviced:
Number of loans	162,196	150,553	141,709
Weighted-average interest rate	6.76%	7.03%	7.41%
Weighted-average remaining maturity (months)	258	258	255
Weighted-average gross servicing fee rate	0.3111%	0.3182%	0.3345%
Average-servicing portfolio	$13,558,766	$12,057,231	$10,723,493
Principal prepayments	$2,333,000	$2,391,000	$1,677,000
Constant prepayment rate	15%	17%	14%
Average size of loans prepaid	$87,082	$90,833	$78,432
Servicing assets, net	$203,245	$167,498	$159,881

Delinquent Mortgage Loans and Pending Foreclosures at Year End:
60-89 days past due	1.01%	1.06%	1.22%
90 days or more past due	1.55%	1.90%	1.92%

Total delinquencies excluding foreclosures	2.56%	2.96%	3.14%

Foreclosures pending	1.62%	1.72%	1.76%

(1)

Includes $1.9 billion, $2.5 billion and $1.9 billion of loans owned by Doral Financial at December 31, 2004, 2003 and 2002, respectively, which represented 14%, 20% and 17%, respectively, of the total servicing portfolio as of such dates.

(2)	Includes portfolios of $333.7 million, $261.4 million and $149.2 million at December 31, 2004, 2003 and 2002, respectively, of delinquent FHA/VA and conventional mortgage loans sold to third parties.
(3)

Excludes approximately $3.7 billion, $2.8 billion and $2.3 billion for the years ended December 31, 2004, 2003 and 2002, respectively, of commercial, consumer, construction and other loans originated by Doral Financial but not part of the mortgage-servicing portfolio, as well as conventional mortgage loans purchased and serviced by others.

(4)	Run-off refers to regular amortization of loans, prepayments and foreclosures.

2004 ANNUAL REPORT Empowering People 57

Substantially all of the mortgage loans in Doral Financial’s servicing portfolio are secured by single (one-to-four) family residences located in Puerto Rico. At December 31, 2004 and 2003, less than 2% (4% at December 31, 2002) of Doral Financial’s mortgage-servicing portfolio was related to mortgages secured by real property located on the U.S. mainland.

The amount of principal prepayments on mortgage loans serviced by Doral Financial was $2.3 billion, $2.4 billion and $1.7 billion for the years ended December 31, 2004, 2003 and 2002, respectively. Doral Financial reduces the sensitivity of its servicing income to increases in prepayment rates through a strong retail origination network that has permitted Doral Financial to increase the size of its servicing portfolio even during periods of declining interest rates and high prepayments.

Mortgage Loans Held for Sale

Substantially all of the residential mortgage loans originated by Doral Financial mortgage banking units are classified as held for sale because Doral Financial intends to sell these loans in the ordinary course of its mortgage banking and banking business. Mortgage loans held for sale are carried on Doral Financial’s Consolidated Statements of Financial Condition at the lower of net cost or market value on an aggregate portfolio basis. Market values are determined by reference to market prices for comparable mortgage loans. The amount by which costs exceed market value, if any, is accounted for as a loss during the period in which the change in valuation occurs. As of December 31, 2004, Doral Financial owned approximately $1.6 billion in mortgage loans held for sale, of which approximately $1.3 billion consisted of residential mortgage loans. Given traditional consumer preferences in Puerto Rico, substantially all of Doral Financial’s residential mortgage loans held for sale are fixed-rate loans. Note 9 to Doral Financial’s Consolidated Financial Statements contains additional information with respect to Doral Financial’s portfolio of mortgage loans held for sale.

Loans Receivable

Doral Financial originates mortgage loans secured by income-producing residential and commercial properties, construction loans, land loans, certain residential mortgage loans originated through Doral Bank-PR and other commercial and consumer loans that are held for investment and classified as loans receivable. During 2004, the Company experienced significant increases in its commercial loan activity. Secured commercial loan production increased 124% from $96 million in 2003 to $215 million in 2004. Also during 2004, the Company entered into the auto and equipment finance leasing business through Doral Leasing, a division of Doral Bank-PR. A significant portion of Doral Financial’s loans receivable represent loans made to entities or individuals located in Puerto Rico.

The maximum aggregate amount in unsecured loans that Doral Bank-PR could make to a single borrower under Puerto Rico banking regulations as of December 31, 2004, was approximately $59.8 million. Puerto Rico banking regulations permit larger loans to a single borrower to the extent secured by qualifying collateral. The maximum aggregate amount in loans that Doral Bank-NY could make to a single borrower under the Office of Thrift Supervision (“OTS”) banking regulations as of December 31, 2004, was $7.2 million. Doral Financial’s largest aggregate authorized indebtedness to a single borrower or group of related borrowers as of December 31, 2004, was $73.9 million, and consists principally of secured construction loans for residential housing projects.

The following table sets forth certain information regarding Doral Financial’s loans receivable:

58 DORAL FINANCIAL CORPORATION

Table K – Loans Receivable, Net

	As of December 31,

(In thousands)	2004	2003	2002	2001	2000

Construction loans	$629,913	$603,909	$465,020	$358,659	$203,259
Residential mortgage loans	609,148	529,147	282,059	63,546	74,862
Commercial – secured by real estate	368,699	152,016	138,270	123,414	66,064
Consumer – secured by real estate	320	375	821	870	2,107
Consumer – other	70,579	66,516	62,279	39,109	16,652
Lease financing receivable	7,488	—	—	—	—
Commercial non-real estate	36,848	22,006	13,291	16,874	4,790
Loans on savings deposits	9,354	8,769	8,720	10,523	10,836
Land secured	51,853	65,818	79,996	46,602	26,935

Loans receivable, gross	1,784,202	1,448,556	1,050,456	659,597	405,505

Less:
Unearned interest and deferred loan fees, net	(10,966)	(17,998)	(18,132)	(9,484)	(2,476)
Allowance for loan losses(1)	(20,746)	(19,709)	(9,982)	(6,000)	(4,838)

	(31,712)	(37,707)	(28,114)	(15,484)	(7,314)

Loans receivable, net	$1,752,490	$1,410,849	$1,022,342	$644,113	$398,191

(1)

Does not include $7.7 million, $8.5 million, $8.26 million, $6.5 million and $4.5 million of allowance for loan losses allocated to mortgage loans held for sale as of December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

The following table sets forth certain information as of December 31, 2004, regarding the dollar amount of Doral Financial’s loans receivable portfolio based on the remaining contractual maturity. Expected maturities may differ from contractual maturities because of prepayments and other market factors. Loans having no stated schedule of repayments and no stated maturity are reported as due in one year or less.

Table L – Loans Receivable by Contractual Maturities

	As of December 31, 2004

(In thousands)	1 Year or Less	1 to 5 Years	Over 5 Years	Total

Construction loans	$387,963	$238,877	$3,073	$629,913
Residential mortgage loans	2,892	35,001	571,255	609,148
Commercial – secured by real estate	105,568	207,991	55,140	368,699
Consumer – secured by real estate	24	158	138	320
Consumer – other	42,028	28,272	279	70,579
Lease financing receivable	101	4,729	2,658	7,488
Commercial non-real estate	30,557	4,652	1,639	36,848
Loans on savings deposits	3,734	5,572	48	9,354
Land secured	8,806	35,100	7,947	51,853

Loans receivable, gross	$581,673	$560,352	$642,177	$1,784,202

Scheduled contractual amortization of loans receivable does not reflect the expected life of Doral Financial’s loans receivable portfolio. The average life of these loans is substantially less than their contractual terms because of prepayments and, with respect to conventional mortgage loans, due-on-sale clauses, which give Doral Financial the right to declare a conventional mortgage loan immediately due and payable in the event, among other things, that the borrower sells the real property subject to the mortgage and the loan is not repaid. The average life of mortgage loans tends to increase when current mortgage loan rates are higher than rates on existing mortgage loans and, conversely, decrease when

2004 ANNUAL REPORT Empowering People 59

current mortgage loan rates are lower than rates on existing mortgage loans. Under the latter circumstance, the weighted-average yield on loans decreases as higher-yielding loans are repaid or refinanced at lower rates.

The following table sets forth the dollar amount of total loans receivable at December 31, 2004, as shown in the preceding table, which have fixed interest rates or which have floating or adjustable interest rates.

Table M – Loans Receivable by Fixed and Floating or Adjustable Rates

		Due After One Year

(In thousands)	1 Year or Less	Fixed-rate	Floating or Adjustable-Rate	Total

Construction loans	$387,963	$22,902	$219,048	$629,913
Residential mortgage loans	2,892	406,113	200,143	609,148
Commercial – secured by real estate	105,568	225,560	37,571	368,699
Consumer – secured by real estate	24	296	—	320
Consumer – other	42,028	28,447	104	70,579
Lease financing receivable	101	7,387	—	7,488
Commercial non-real estate	30,557	4,895	1,396	36,848
Loans on savings deposits	3,734	5,620	—	9,354
Land secured	8,806	9,982	33,065	51,853

Loans receivable, gross	$581,673	$711,202	$491,327	$1,784,202

Doral Financial originates floating or adjustable and fixed-interest rate loans. Unlike its portfolio of residential mortgage loans held for sale, a significant portion of Doral Financial’s construction, land, and other commercial loans classified as loans receivable carry adjustable rates. At December 31, 2004, 2003 and 2002, approximately 52%, 40% and 52%, respectively, of Doral Financial’s gross loans receivable were adjustable rate loans. The increase in proportion of adjustable rate loans for 2004, compared to 2003, was due to the purchase of a $200.1 million adjustable-rate residential mortgage loan pool from a local financial institution. The Company is entitled to interest on the loans underlying the mortgage pool based on a floating rate, over the applicable 3-month LIBOR, adjusted on a quarterly basis subject to a cap. In a separate transaction the Company sold $200.0 million of first and second residential mortgage loans and commercial loans to the same local financial institution. A gain of $24.8 million was recognized during 2004 as a result of said sale. The decrease in proportion of adjustable rate loans for 2003 is due to the reclassification of approximately $212.0 million in fixed-rate, non-conforming residential mortgage loans by Doral Bank-PR from mortgage loans held for sale to loans receivable in 2002. Loans with similar characteristics originated during 2003 and 2004 by Doral Financial’s banking units were classified as loans receivable. The adjustable rate construction, commercial and land loans have interest rate adjustment limitations and are generally tied to the prime rate, and often provide for a maximum and minimum rate beyond which the applicable interest rate will not fluctuate. Future market factors may affect the correlation of the interest rate adjustment with the rate Doral Financial pays on the different funding sources used to finance these loans. Substantially all construction, commercial and land loans held by Doral Financial are adjustable rate loans maturing, generally within 10 to 70 months. Note 10 to Doral Financial’s Consolidated Financial Statements contains additional information with respect to Doral Financial’s portfolio of loans receivable.

Credit Risks Related to Loan Activities

With respect to mortgage loans originated for sale as part of Doral Financial’s mortgage banking business, Doral Financial is generally at risk for any mortgage loan default from the time it originates the mortgage loan until the time it sells the loan or packages it into a mortgage-backed security. With respect to FHA loans, Doral Financial is fully insured as to principal by the FHA against foreclosure loss. VA loans are guaranteed within a range of 25% to 50% of the principal amount of the loan subject to a maximum, ranging from $22,500 to $50,750 in addition to the mortgage collateral. Loan-to-value ratios for residential mortgage loans generally do not exceed 80% (85% for certain qualifying home purchase transactions through Doral Bank-PR) unless private mortgage insurance is obtained.

In the ordinary course of business, Doral Financial sells some loans on a full or partial recourse basis. When the Company sells a loan with recourse, it commits, if the loan defaults, to

60 DORAL FINANCIAL CORPORATION

make payments to remedy the default or to repurchase the defaulted loan. See “Off-Balance Sheet Activities” for more information regarding recourse obligations.

Doral Financial is also subject to credit risk with respect to its portfolio of loans receivable. Loans receivable represents loans that Doral Financial holds for investment and, therefore, Doral Financial is at risk for the term of the loan. Loans secured by income-producing residential and commercial properties involve greater credit risk because they are larger in size and more risk is concentrated in a single borrower. The properties securing these loans are also more difficult to dispose of in case of foreclosure.

Doral Financial manages credit risk by maintaining sound underwriting standards, monitoring the quality of the loan portfolio, assessing reserves and loan concentrations, recruiting qualified credit officers, implementing and monitoring lending policies and collateral requirements, maintaining appropriate collection procedures, and procedures to ensure appropriate actions to comply with laws and regulations. Underwriting guidelines facilitate the uniform application of underwriting standards to all borrowers regardless of race, religion or ethnic background and also provide means for measuring credit risk. The Company’s conventional conforming and government underwriting guidelines comply with the guidelines established by Fannie Mae and Freddie Mac and in the case of FHA-insured and VA-guaranteed mortgage loans, comply with guidelines established by the U.S. Department of Housing and Urban Development and the Veterans Administration. Borrower quality includes consideration of the borrower’s credit and capacity to pay, mainly assessed through the use of credit reports. Doral Financial’s collateral requirements for loans depend on the financial strength of the borrower and the type of loan involved. Collateral quality includes consideration of property value, condition and marketability. Acceptable collateral principally includes cash, deposit and investment accounts and real estate, and, to a lesser extent, liens on accounts receivable, leases receivable, inventory and personal property. In the case of non-conforming loans sold subject to recourse, Doral Financial also generally requires lower loan-to-value ratios to protect itself from possible losses on foreclosure.

Because most of Doral Financial’s loans are made to borrowers located in Puerto Rico and secured by properties located in Puerto Rico, Doral Financial is subject to greater credit risks tied to adverse economic, political or business developments and natural hazards, such as hurricanes, that may affect Puerto Rico. For example, if Puerto Rico’s real estate market were to experience an overall decline in property values, the Company’s rates of loss on foreclosures would probably increase.

Non-performing Assets and Allowance for Loan Losses

Non-performing assets (“NPAs”) consist of loans past due 90 days and still accruing, loans on a non-accrual basis and other real estate owned. Conventional mortgage loans held for sale by Doral Financial’s mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than 180 days to the extent concern exists as to ultimate collectibility based on the loan-to-value ratio. When the loan is placed on non-accrual, all accrued but unpaid interest to date is reversed. Doral Financial believes that its non-accrual policy for mortgage loans held for sale in its mortgage banking units is reasonable because these loans are adequately secured by real estate, generally have low loan-to-value ratios, and the amounts due on the delinquent loans have historically been recovered through the sale of the property after foreclosure or negotiated settlements with borrowers. Doral Financial’s banking subsidiaries place all loans more than 90 days past due on a non-accrual basis, at which point all unpaid interest previously accrued is reversed. For such banking subsidiaries, interest income is recognized when the borrower makes a payment, and the loan will return to an accrual basis when it is no longer more than 90 days delinquent and collectibility is reasonably assured. As of December 31, 2004, 2003, 2002, 2001, and 2000, Doral Financial would have recognized $4.7 million, $7.5 million, $5.8 million, $2.0 million, and $911,000, respectively, in additional interest income had all delinquent loans been accounted for on an accrual basis.

The decrease in non-performing loans in the mortgage banking business from 2003 to 2004 is due in part to the sale of $67.0 million of delinquent conventional residential mortgage loans during 2004. See “Liquidity and Capital Resources.” The increase in non-performing loans in the banking sector is principally due to a $13.5 million construction loan that was designated a non-performing loan during 2004.

The following table sets forth information with respect to Doral Financial’s non-accrual loans, other real estate-owned (“OREO”) and other non-performing assets as of the dates indicated. Doral Financial did not have any troubled debt restructuring as of any of the years presented.

2004 ANNUAL REPORT Empowering People 61

Table N – Non-performing Assets

	As of December 31,

(Dollars in thousands)	2004	2003	2002	2001	2000

Mortgage banking business:
Non-accrual loans:
Construction loans	$1,865	$2,901	$497	$705	$1,155
Residential mortgage loans(1)	9,540	20,818	17,153	3,742	—
Construction loans past due 90 days and still accruing	128	—	2,413	—	—
Loans held for sale past due 90 days and still accruing(2)	55,894	62,270	60,054	55,966	53,288
OREO	18,028	18,176	12,375	7,924	5,936

Total NPAs of mortgage banking business	85,455	104,165	92,492	68,337	60,379

Other lending activities through banking subsidiaries:
Non-accrual loans:
Construction loans	14,774	1,503	638	1,184	1,029
Residential mortgage loans	8,105	11,664	8,746	5,276	4,965
Commercial real estate loans	8,535	5,166	5,152	1,651	1,513
Consumer loans	1,457	1,681	1,152	463	312
Commercial non-real estate loans	512	586	676	418	178
Land loans	—	—	—	70	—

Total non-accrual loans	33,383	20,600	16,364	9,062	7,997

OREO	2,044	1,077	682	490	322

Total NPAs of banking subsidiaries	35,427	21,677	17,046	9,552	8,319

Total NPAs of Doral Financial (consolidated)	$120,882	$125,842	$109,538	$77,889	$68,698

Total NPAs of banking subsidiaries as a percentage of their loan portfolios, net and OREO	1.24%	0.76%	0.62%	0.44%	0.65%

Total NPAs of Doral Financial as a percentage of consolidated total assets	0.80%	1.21%	1.30%	1.16%	1.26%

Total non-performing loans to total loans	3.02%	3.13%	2.99%	3.56%	3.56%

Ratio of allowance for loan losses to total non-performing loans at end of year (consolidated)	28.17%	26.47%	18.91%	17.95%	15.03%

(1)

During the second quarter of 2002, the Company adopted a new policy in which mortgage loans held for sale by its mortgage banking units are placed on a non-accrual basis after they are delinquent for more than 180 days to the extent that the loan-to-value ratio indicates that there is a concern as to ultimate collectibility of the loan. From the beginning of 2001 until the second quarter of 2002, mortgage loans held for sale by Doral Financial’s mortgage banking units were placed on a non-accrual basis if they had been delinquent for over a year and if the loan-to-value ratio indicated concern as to ultimate collectibility of the loan. Prior to 2001, Doral Financial did not place mortgage loans held for sale in its mortgage banking units on a non-accrual basis following default.

(2)

Does not include approximately $10.1 million, $10.4 million, $13.4 million, $12.7 million and $26.5 million of 90 days past due FHA/VA loans as of December 31, 2004, 2003, 2002, 2001, and 2000, respectively, which are not considered non-performing assets by Doral Financial because the principal balance of these loans is insured or guaranteed under applicable FHA and VA programs and interest is, in most cases, fully recovered in foreclosure proceedings.

62 DORAL FINANCIAL CORPORATION

Doral Financial believes that the value of the OREO reflected on its Consolidated Statements of Financial Condition represents a reasonable estimate of the properties’ fair values, net of disposition costs. During the fourth quarter of 2004, the Company decided that is not necessary to maintain a separate allowance for OREO, since the balance of such allowance represented the adjustment required to record the properties at the lower of cost or fair value, net of disposition cost. The fair value of the OREO is normally determined on the basis of internal appraisals and physical inspections.

The following table summarizes certain information regarding Doral Financial’s allowance for loan losses for both Doral Financial’s banking and mortgage banking businesses for the years indicated.

Table O – Allowance for Loan Losses

	As of December 31,

(Dollars in thousands)	2004	2003	2002	2001	2000

Allowance for loan losses:(1)
Balance at beginning of year	$28,211	$18,243	$12,472	$9,387	$6,136
Provision for loan losses	5,507	14,085	7,429	4,445	4,078

Charge-offs:
Mortgage loans held for sale	(1,459)	(426)	(103)	(584)	(201)
Construction loans	(831)	(699)	—	—	—
Residential mortgage loans	(20)	(13)	—	—	(24)
Commercial real estate loans	—	—	—	—	—
Consumer loans	(2,521)	(2,956)	(1,500)	(694)	(529)
Commercial non-real estate loans	(723)	(417)	(103)	(91)	(239)
Other	—	—	(116)	(42)	(122)

Total charge-offs	(5,554)	(4,511)	(1,822)	(1,411)	(1,115)

Recoveries:
Mortgage loans held for sale	89	—	—	—	14
Construction loans	100	2	—	—	—
Residential mortgage loans	—	—	14	—	103
Commercial real estate loans	—	—	1	—	—
Consumer loans	202	234	155	161	115
Commercial non-real estate loans	45	8	15	37	50
Other	—	—	11	—	6

Total recoveries	436	244	196	198	288

Net charge-offs	(5,118)	(4,267)	(1,626)	(1,213)	(827)

Other adjustments	(199)	150	(32)	(147)	—

Balance at end of year	$28,401	$28,211	$18,243	$12,472	$9,387

Allowance for loan losses as a percentage of total loans outstanding, including loans held for sale, at the end of year	0.85%	0.83%	0.57%	0.48%	0.54%

Net charge-offs to average loans outstanding	0.15%	0.13%	0.06%	0.06%	0.05%

(1)

Includes the allowance of mortgage loans held for sale of $7.7 million, $8.5 million, $8.26 million, $6.5 million and $4.5 million as of December 31, 2004, 2003, 2002, 2001 and 2000, respectively, and the allowance for loans receivable held for investment of $20.7 million, $19.7 million, $9.98 million, $6.0 million and $4.8 million as of December 31, 2004, 2003, 2002, 2001 and 2000, respectively.

2004 ANNUAL REPORT Empowering People 63

The following table sets forth information concerning the allocation of Doral Financial’s allowance for loan losses by loan category and the percentage of loans in each category to total loans as of the dates indicated:

Table P – Allocation of Allowance for Loan Losses

	As of December 31,

(Dollars in thousands)	2004		2003		2002		2001		2000

	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent	Amount	Percent

Mortgage loans held for sale	$7,655	47%	$8,502	58%	$8,261	68%	$6,472	75%	$4,549	77%
Loans receivable:
Construction	12,371	19%	8,027	18%	2,837	14%	3,305	14%	2,617	11%
Residential mortgage loans	974	18%	6,316	15%	2,184	9%	569	2%	822	4%
Commercial – secured by real estate	4,048	11%	1,806	4%	2,279	4%	1,105	5%	725	4%
Consumer – secured by mortgage	50	0%	12	0%	2	0%	8	0%	23	0%
Consumer – other	1,973	2%	1,810	2%	2,570	2%	350	1%	183	1%
Lease financing receivable	150	0%	—	0%	—	0%	—	0%	—	0%
Commercial non-real estate	599	1%	411	1%	98	0%	151	1%	53	0%
Loans on savings deposits	—	0%	236	0%	12	0%	94	0%	119	1%
Land secured	581	2%	1,091	2%	—	3%	418	2%	296	2%

Total	$28,401	100%	$28,211	100%	$18,243	100%	$12,472	100%	$9,387	100%

The allowance for loan losses relating to loans held by Doral Financial was $28.4 million at December 31, 2004, compared to $28.2 million at December 31, 2003, and $18.2 million as of December 31, 2002. After a significant increase in the allowance during 2003 principally related to a larger construction loan portfolio that carries greater credit risk, the Company determined based on an analysis of the credit quality, composition of its loan portfolio, and loan loss experience, that a smaller provision was required to maintain its level of loan loss reserves at an appropriate level.

The percentage of the allowance for loan losses to non-performing loans will not remain constant due to the nature of Doral Financial’s portfolio of loans that are primarily collateralized by real estate. The collateral for each non-performing mortgage loan is analyzed to determine potential loss exposure, and, in conjunction with other factors, this loss exposure contributes to the overall assessment of the adequacy of the allowance for loan losses. On an ongoing basis, management monitors the loan portfolio and evaluates the adequacy of the allowance for loan losses. In determining the adequacy of the allowance for loan losses, management considers such factors as historical loan loss experience, known problem loans, evaluations made by bank regulatory authorities, assessment of economic conditions, and other appropriate data to identify the risks in the loan portfolio. Residential mortgage loans and consumer loans are generally evaluated as a group of homogeneous loans, while past due construction and commercial loans are evaluated for impairment individually, generally based on the fair values of the collateral. Loans deemed by management to be uncollectible are charged to the allowance for loan losses. Recoveries on loans previously charged-off are credited to the allowance. Provisions for loan losses are charged to expense and credited to the allowance in amounts deemed appropriate by management based upon its evaluation of the known and inherent risks in the loan portfolio. While management believes that the current allowance for loan losses is sufficient, future additions to the allowance may be necessary if economic conditions change substantially from the expectations used by Doral Financial in determining the allowance for loan losses.

Investment and Trading Activities

As part of its mortgage securitization activities, Doral Financial is involved in the purchase and sale of mortgage-backed securities. Doral Financial also engages in purchases and sales of whole loans and securities primarily through its international banking entity subsidiary. At December 31, 2004, Doral Financial held securities for trading with a fair market value of $1.2 billion, approximately $266.4 million of which consisted of Puerto Rico tax-exempt GNMA securities. These tax-exempt securities are generally held by Doral Financial for longer periods prior to sale in order to maximize the tax-exempt interest received thereon. Securities held for trading are reflected on Doral Financial’s Consolidated Financial Statements at their fair market value with resulting gains or losses included in current period earnings as part of net gain (loss) on securities held for trading. The fair values of Doral Financial’s tax-exempt GNMA securities are based

64 DORAL FINANCIAL CORPORATION

on quotations obtained from local broker-dealers. Refer to “Critical Accounting Policies – Valuation of Trading Securities and Derivatives” for additional information on how Doral Financial determines the fair values of its trading securities.

As part of its strategy to diversify its revenue sources and maximize net interest income, Doral Financial also invests in securities that are classified as available for sale or held to maturity. As of December 31, 2004, Doral Financial held $5.0 billion of investment securities that were classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains or losses included in stockholders’ equity and reported as “Accumulated other comprehensive income (loss), net of income tax” in Doral Financial’s Consolidated Financial Statements. At December 31, 2004, Doral Financial had unrealized losses in other comprehensive income (loss) of $79.9 million, compared to unrealized losses of $58.9 million at December 31, 2003. As of December 31, 2004, Doral Financial held approximately $2.3 billion in securities that are classified as held to maturity and reported at amortized cost.

The following table summarizes Doral Financial’s securities holdings as of December 31, 2004.

Table Q – Investment Securities

(In thousands)	Held for Trading	Available for Sale	Held to Maturity	Total Investment Securities

Mortgage-backed securities	$339,939	$3,325,267	$470,169	$4,135,375
Interest-only strips	878,732	—	—	878,732
U.S. Treasury and agency securities	5,025	1,657,241	1,824,056	3,486,322
Puerto Rico government obligations	5,444	—	19,135	24,579
Other	14,403	—	3,420	17,823

Total	$1,243,543	$4,982,508	$2,316,780	$8,542,831

For additional information regarding the composition of Doral Financial’s investment securities, please refer to Notes 5, 6 and 7 of Doral Financial’s Consolidated Financial Statements.

Liquidity and Capital Resources

Doral Financial has an ongoing need for capital to finance its lending, servicing and investing activities. This need is expected to increase as the volume of its loan originations and investing activity increases. Doral Financial’s cash requirements arise mainly from loan originations and purchases, purchases and holding of securities, repayments of debt upon maturity, payments of operating and interest expenses, servicing advances and loan repurchases pursuant to recourse or warranty obligations.

Servicing agreements relating to the mortgage-backed securities programs of FNMA, FHLMC and GNMA, and to mortgage loans sold to certain other investors, require Doral Financial to advance funds to make scheduled payments of principal, interest, taxes and insurance, if such payments have not been received from the borrowers. While Doral Financial generally recovers funds advanced pursuant to these arrangements within 30 days, it must absorb the cost of the funds it advances during the time the advance is outstanding. At December 31, 2004 and 2003, advances to investors were $36.3 million and $29.5 million, respectively. During the years ended December 31, 2004 and 2003, the monthly average amount of funds advanced by Doral Financial under such servicing agreements was approximately $31.5 million and $25.0 million, respectively. To the extent the mortgage loans underlying Doral Financial’s servicing portfolio experience increased delinquencies, Doral Financial would be required to dedicate additional cash resources to comply with its obligation to advance funds as well as incur additional administrative costs related to increases in collection efforts. In recent years, Doral Financial has sold pools of delinquent FHA and VA and conventional mortgage loans. Under these arrangements, as under most servicing requirements, Doral Financial is required to advance the scheduled payments whether or not collected from the underlying borrower. While Doral Financial expects to recover the amounts advanced through foreclosure or, in the case of FHA/VA loans, under the applicable FHA and VA insurance and guarantee programs, the amounts advanced tend to be greater than normal arrangements because of the delinquent status of the loans. As of December 31, 2004, and 2003, the outstanding principal balance of such delinquent loans was $333.7 million and $261.4 million, respectively, and the aggregate monthly average amount of funds advanced by Doral Financial was $26.1 million and $19.8 million, respectively. During the year ended December 31, 2004, the Company sold approximately $44.4 million of residential

2004 ANNUAL REPORT Empowering People 65

FHA-insured or VA-guaranteed delinquent loans and $67.0 million of conventional residential mortgage loans to third parties. During the year ended December 31, 2003, Doral Financial sold approximately $134.7 million of residential FHA-insured or VA-guaranteed delinquent loans.

When Doral Financial sells mortgage loans to third parties it generally makes customary representations and warranties regarding the characteristics of the loans sold. To the extent Doral Financial breaches any of these warranties, investors are generally entitled to obligate Doral Financial to repurchase the loan subject of the breach.

In addition to its servicing and warranty obligations, Doral Financial’s loan sale activities include the sale of some non-conforming mortgage loans subject to recourse arrangements that generally obligate Doral Financial to repurchase or substitute the loans if the loans are 90 days or more past due or otherwise in default. To the extent the delinquency ratios of the loans sold subject to recourse are greater than anticipated, and Doral Financial is required to repurchase more loans than anticipated, Doral Financial’s liquidity requirements would increase. See “Off-Balance Sheet Activities” for additional information on these arrangements.

Doral Financial’s primary sources of liquidity are loan sales in the secondary mortgage market, deposits, advances from the FHLB-NY, short-term borrowings under warehouse, gestation and repurchase agreement lines of credit secured by pledges of its loans and mortgage-backed securities and unsecured debt obligations. Other sources of liquidity include proceeds from privately placed and publicly offered debt and equity financings in the capital markets.

The table below shows Doral Financial’s sources of borrowings and the related average interest rate as of December 31, 2004, and 2003. Refer to Notes 17 and 19 to Doral Financial’s Consolidated Financial Statements for additional information regarding Doral Financial’s repurchase agreements and warehouse lines of credit.

Table R – Sources of Borrowings

	As of December 31,

	2004		2003

(Dollars in thousands)	Outstanding Balance	Average Rate	Outstanding Balance	Average Rate

Deposits	$3,643,080	2.47%	$2,971,272	2.38%
Repurchase agreements	6,305,163	2.73%	3,602,942	2.46%
Advances from the FHLB	1,294,500	3.98%	1,206,500	3.89%
Loans payable	279,560	3.17%	178,334	2.12%
Notes payable	1,105,202	4.41%	602,581	7.76%

As of December 31, 2004, Doral Financial had warehousing, gestation and repurchase agreement lines of credit (including advances from the FHLB-NY) totaling $14.8 billion of which $7.9 billion was outstanding under these facilities at year end. Of the aggregate amount of funding available under Doral Financial’s warehousing and repurchase lines of credit, approximately $4.9 billion represented committed facilities under which the lender is committed to advance funds subject to compliance with various conditions. The remaining funding was available under uncommitted lines pursuant to which advances are made at the discretion of the lender. Doral Financial’s committed lines of credit generally require Doral Financial to comply with various financial covenants and ratios. Failure to comply with any of these covenants permits the lender to require immediate repayment of all amounts previously advanced and to stop making further advances to Doral Financial. As of December 31, 2004, Doral Financial was in compliance with all such financial covenants and ratios.

Doral Financial’s investment grade credit ratings on its debt securities allow it to obtain liquidity in the capital markets through public and private offerings of its debt securities. For example, on June 7, 2004, Doral Financial sold $115.0 million of its floating rate senior notes due December 7, 2005, and on July 20, 2004, sold $350.0 million of its floating rate senior notes due July 20, 2007. On September 1, 2004, and September 20, 2004, Doral Financial sold an additional $125.0 million and $150.0 million, respectively, of its floating rate senior notes due July 20, 2007. The $740.0 million aggregate principal amount of floating rate senior notes, issued during 2004 were sold at an average price to the public of 100.084% of the principal amount thereof, resulting in proceeds to Doral Financial of approximately $739.3 million, after selling commissions but before expenses.

If Doral Financial’s credit ratings on its debt securities were to fall below investment grade, Doral Financial’s ability to

66 DORAL FINANCIAL CORPORATION

obtain liquidity through the capital markets would be materially adversely affected. A decrease in Doral Financial’s credit ratings could also make it more difficult for it to sell non-conforming loans subject to recourse provisions, since the purchasers of loans subject to recourse provisions rely in part on the credit of Doral Financial when purchasing such loans. A decrease in recourse sales could adversely affect the liquidity of Doral Financial because the secondary market for non-conforming loans is not as liquid as the secondary market for loans that qualify for the sale or guarantee programs of FHA, VA, FNMA and FHLMC. A decrease in Doral Financial’s credit ratings could also adversely affect its liquidity because lending institutions may be less inclined to renew or enter into new lending arrangements with Doral Financial. A ratings downgrade would also adversely affect liquidity because counterparties to repurchase agreements used for funding loan origination activities or to derivative contracts used for interest rate risk management purposes could increase the applicable margin requirements under such agreements.

Under Doral Financial’s repurchase lines of credit and derivative contracts, Doral Financial is required to deposit cash or qualifying securities to meet margin requirements. To the extent that the value of securities previously pledged as collateral declines because of changes in interest rates, Doral Financial will be required to deposit additional cash or securities to meet its margin requirements, thereby adversely affecting its liquidity.

A considerable amount of Doral Financial’s liquidity is derived from the sale of mortgage loans in the secondary mortgage market. The U.S. (including Puerto Rico) secondary mortgage market is the most liquid in the world in large part because of the sale or guarantee programs maintained by FHA, VA, HUD, FNMA and FHLMC. To the extent these programs are curtailed or the standard for insuring or selling loans under such programs is materially increased, or for any reason Doral Financial failed to qualify for such programs, Doral Financial’s ability to sell mortgage loans, and consequently its liquidity, would be materially adversely affected.

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

Doral Financial’s banking subsidiaries obtain funding for their lending activities through the receipt of deposits, advances from the FHLB and from other borrowings, such as term notes backed by FHLB-NY letters of credit. As of December 31, 2004, Doral Financial’s banking subsidiaries held approximately $3.6 billion in deposits at an average interest rate of 2.47%. For additional information regarding deposit accounts and advances from the FHLB, see Notes 16 and 18 to Doral Financial’s Consolidated Financial Statements.

The following table presents the average balance and the annualized average rate paid on each deposit type for the years indicated.

Table S – Average Deposit Balance

	Year ended December 31,

	2004		2003		2002

(Dollars in thousands)	Average Balance	Average Rate	Average Balance	Average Rate	Average Balance	Average Rate

Certificates of deposit	$1,829,370	3.15%	$1,535,835	3.12%	$1,168,984	3.84%
Regular passbook savings	416,928	2.27%	268,990	2.51%	183,074	2.81%
NOW accounts	634,486	2.15%	497,277	2.19%	411,837	2.23%
Non-interest-bearing	359,212	—	349,531	—	273,708	—

Total deposits	$3,239,996	2.49%	$2,651,633	2.83%	$2,037,603	3.57%

2004 ANNUAL REPORT Empowering People 67

The following table sets forth the maturities of certificates of deposit having principal amounts of $100,000 or more at December 31, 2004.

Table T – Certificates of Deposit Maturities

(In thousands)	Amount

Certificates of deposit maturing:
Three months or less	$347,056
Over three through six months	71,182
Over six through twelve months	214,035
Over twelve months	1,092,669

Total	$1,724,942

As of December 31, 2004 and 2003, Doral Financial’s retail banking subsidiaries had approximately $1.3 billion and $985.3 million, respectively, in brokered deposits obtained through broker-dealers. Brokered deposits are used by Doral Financial’s banking subsidiaries as a source of long-term funds. Brokered deposits, however, are generally considered a less stable source of funding than core deposits obtained through retail bank branches. Brokered-deposit investors are generally very sensitive to interest rates and will generally move funds from one depository institution to another based on minor differences in rates offered on deposits.

Doral Financial’s banking subsidiaries, as members of the FHLB-NY, have access to collateralized borrowings from the FHLB-NY up to a maximum of 30% of total assets. Advances and reimbursement obligations with respect to letters of credit must be secured by qualifying assets with a market value of 110% of the advances or reimbursement obligations. At December 31, 2004, Doral Financial’s banking subsidiaries had $1.3 billion in outstanding advances from the FHLB-NY at a weighted-average interest rate cost of 3.98%. See Note 18 to Doral Financial’s Consolidated Financial Statements for additional information regarding such advances.

Regulatory Capital Ratios

As of December 31, 2004, Doral Financial, Doral Bank-PR and Doral Bank-NY were in compliance with all the regulatory capital requirements that were applicable to them as a financial holding company, state non-member bank and federal savings bank, respectively (i.e., total capital and Tier 1 capital to risk-weighted assets of at least 8% and 4%, respectively, and Tier 1 capital to average assets of at least 4%). Set forth below are Doral Financial’s, and its banking subsidiaries’ regulatory capital ratios as of December 31, 2004, based on existing Federal Reserve, FDIC and OTS guidelines.

Table U – Regulatory Capital Ratios

		Doral Financial Banking Subsidiaries

	Doral Financial	Doral Bank-PR	Doral Bank-NY	Well- Capitalized Minimum

Total capital (Total capital to risk-weighted assets)	18.9%	22.1%	21.5%	10.0%
Tier 1 capital ratio (Tier 1 capital to risk-weighted assets)	18.5%	21.4%	21.2%	6.0%
Leverage ratio(1)	11.8%	5.7%	8.5%	5.0%

(1)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank-PR and Tier 1 capital to adjusted total assets in the case of Doral Bank-NY.

As of December 31, 2004, Doral Bank-PR and Doral Bank-NY were considered well-capitalized banks for purposes of the prompt corrective action regulations adopted by the FDIC pursuant to the Federal Deposit Insurance Corporation Improvement Act of 1991. To be considered a well-capitalized institution under the FDIC’s regulations, an institution must maintain a Leverage Ratio of at least 5%, a Tier 1 Capital Ratio of at least 6% and a Total Capital Ratio of at least 10%, and not be subject to any written agreement or directive to meet a specific capital ratio.

Failure to meet minimum regulatory capital requirements could result in the initiation of certain mandatory and additional discretionary actions by banking regulators against Doral Financial and its banking subsidiaries that, if undertaken, could have a material adverse effect on Doral Financial.

The federal banking and thrift regulatory agencies have adopted a rule that imposes a dollar-for-dollar capital requirement on residual interests retained in sale or securitization transactions and a 25% limit on the amount of Tier 1 capital that may consist of credit-enhancing interest-only strips, a subset of residual interests. Currently, Doral Financial classifies most of the IOs retained in connection with the sale of its non-conforming loans as credit-enhancing interest-only strips under the rule and thus Doral Financial IOs are subject to

68 DORAL FINANCIAL CORPORATION

a dollar-for-dollar capital requirement for risk-based capital purposes and to the 25% concentration limit for Tier 1 capital purposes. The capital ratios set forth previously incorporate the impact of the capital rule for IOs.

Substantially all of Doral Financial’s recourse obligations and IOs are recorded at the holding company level and, accordingly, the rule only impacts the regulatory requirements applicable to Doral Financial as a financial holding company, and has no impact on the banking subsidiaries. While the impact of this rule is to reduce Doral Financial’s regulatory capital ratios at the holding company level, Doral Financial anticipates that it will continue to comply with all applicable capital requirements.

Subject to certain exceptions, the entire amount of assets sold with recourse, not just the contractual amount of the recourse obligation, is converted into an on-balance sheet credit equivalent amount for risk-based capital requirements. The credit equivalent amount, less any recourse liability reflected on the balance sheet, is then risk weighted for purposes of applying the applicable capital requirement. The risk weighting for residential mortgage loans is currently 50%. As of December 31, 2004, Doral Financial’s outstanding balance of loans sold with full or partial recourse was $3.9 billion (2003 – $2.4 billion) and is included for purposes of the computation of the capital ratios previously set forth.

Reduced regulatory capital ratios at the financial holding company level, as compared to 2003, were principally attributable to an increase in recourse loan sales during 2004, the increase in long-term loan sales commitments entered into in 2004 and the increase of mortgage-backed securities held by the Company. Refer to Note 3 to Doral Financial’s Consolidated Financial Statements for additional information regarding the regulatory capital ratios.

Doral Securities is subject to regulatory capital requirements imposed by the SEC. At December 31, 2004, Doral Securities was in compliance with its applicable regulatory capital requirement.

Doral Financial’s strong capital base should allow it to continue to increase its interest-earning assets during 2005 and continue to grow its net interest income. Doral Financial expects that it will continue to have adequate liquidity, financing arrangements and capital resources to finance its operations. Doral Financial will continue to explore alternative and supplementary methods of financing its operations, including both debt and equity financings. There can be no assurance, however, that Doral Financial will be successful in consummating any such transactions.

Assets and Liabilities

At December 31, 2004, Doral Financial’s total assets were $15.1 billion, compared to $10.4 billion at December 31, 2003. The increase in assets was due primarily to an increase in the investment securities portfolio of approximately $3.1 billion, resulting from Doral Financial’s strategy to increase its tax-exempt interest income by investing in mortgage-backed and U.S. Treasury and agency securities, particularly through its international banking entity subsidiary. The increase in assets also reflects an increase in cash and money market investments of $1.6 billion, resulting from a higher volume of liquid assets accumulated by the Company in anticipation of rising interest rates. Total liabilities were $13.1 billion at December 31, 2004, compared to $8.8 billion at December 31, 2003. The increase in liabilities was largely the result of an increase in securities sold under agreements to repurchase, deposit accounts and notes payable used to fund Doral Financial’s increase in assets. At December 31, 2004, deposit accounts totaled $3.6 billion, compared to $3.0 billion at December 31, 2003. As of December 31, 2004, Doral Financial’s banking subsidiaries had $11.7 billion in assets, including assets of Doral International, an international banking entity and wholly owned subsidiary of Doral Bank-PR, compared to $7.2 billion at December 31, 2003.

Off-Balance-Sheet Activities

In the ordinary course of business, loans that do not qualify for the insurance or guarantee programs of FHA and VA, or the sale or exchange programs of FNMA or FHLMC (“non-conforming loans”) are often sold to investors on a full or partial recourse basis pursuant to which Doral Financial retains all or part of the credit risk associated with such loan after sale. Recourse is generally limited to a period of time (generally 24 months) and, in the case of partial recourse, up to a 15% of the principal amount of the loans sold. As of December 31, 2004, the outstanding principal balance of loans sold subject to full or partial recourse was $3.9 billion. As of such date, the maximum principal amount in loans that Doral Financial would have been required to repurchase if all loans subject to recourse defaulted was $3.3 billion (see Table W – Other Commercial Commitments for a breakdown of recourse obligation by expiration period). Doral Financial’s contingent obligation with respect to such recourse provision is not reflected on Doral Financial’s Consolidated Financial Statements, except for a reserve of $10.8 million for estimated losses from such recourse agreements, which is included in “Accrued expenses and other liabilities.” During 2004, Doral Financial repurchased approximately $171.9 million of loans subject to recourse. Historically, losses on recourse obligation have not been significant because such loans generally have low loan-to-value ratios. As of December 31, 2004, approximately $164.1 million or 4% of the principal amount in loans sold with recourse were 60 days or more past due.

2004 ANNUAL REPORT Empowering People 69

From time to time, Doral Financial has sold pools of delinquent FHA and VA and conventional mortgage loans, subject to recourse. Following these transactions, the loans are not reflected on Doral Financial’s Consolidated Statements of Financial Condition. Under these arrangements, however, as under most servicing requirements, Doral Financial is required to advance the scheduled payments of principal and interest whether or not collected from the underlying borrower. For additional information regarding sales of delinquent loans refer to “Liquidity and Capital Resources.”

Doral Financial is a party to financial instruments with off-balance-sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell mortgage-backed securities and loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The contractual amounts of these instruments reflect the extent of involvement Doral Financial has in particular classes of financial instruments. Doral Financial’s exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of these instruments. Doral Financial uses the same credit policies in making these commitments as it does for on-balance sheet instruments. At December 31, 2004, commitments to extend credit and commercial and financial standby letters of credit amounted to approximately $596.8 million and $4.5 million, respectively, and commitments to sell mortgage-backed securities and loans amounted to approximately $4.2 billion. Management believes that Doral Financial has the ability to meet these commitments, and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses. Demand for the Company’s mortgage loans has increased to record levels with some forward sale commitments extending to 2006. Generally, the Company does not enter into interest rate-lock or forward sale loan commitments with borrowers or investors. Commitments are generally to sell non-conforming loans that bear variable pass-through rates and approximate fair value. From time to time the Company enters into commitments to purchase mortgage loans, which generally entitles the Company to a yield based on variable rates tied to the 3-month LIBOR.

Contractual Obligations and Other Commercial Commitments

The following tables summarize Doral Financial’s contractual obligations, on the basis of contractual maturity or first call date, whichever is earlier, and other commercial commitments as of December 31, 2004.

Table V – Contractual Obligations

(In thousands)	Payment Due by Period

Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years

Deposits	$3,643,080	$2,470,099	$782,634	$375,306	$15,041
Repurchase and warehousing lines of credit (1)	6,584,723	5,419,923	970,000	194,800	—
Advances from the FHLB(1)	1,294,500	647,500	547,000	100,000	—
Notes payable	1,105,202	130,354	720,085	1,770	252,993
Other liabilities	513,537	500,592	5,000	5,000	2,945
Non-cancelable operating leases	64,698	7,144	13,386	11,792	32,376

Total Contractual Cash Obligations	$13,205,740	$9,175,612	$3,038,105	$688,668	$303,355

(1)

Includes $2.1 billion of repurchase agreements with an average rate of 3.88% and $872.5 million in advances from the FHLB-NY with an average rate of 4.50%, which the lenders have the right to call before their contractual maturities. The majority of such repurchase agreements and advances from the FHLB-NY are included in the less than one year category in the above table but have actual contractual maturities ranging from March 2005 to November 2014. They are included on the first call date basis because increases in interest rates over the average rate of the Company’s callable borrowings may induce the lenders to exercise their call right.

70 DORAL FINANCIAL CORPORATION

Table W – Other Commercial Commitments(1)

(In thousands)	Amount of Commitment Expiration Per Period

Other Commercial Commitments	Total Amount Committed	Less than 1 Year	1-3 Years	3-5 Years	After 5 Years

Commitments to extend credit	$596,753	$305,090	$291,443	$106	$114
Commitments to sell mortgage-backed securities and loans	4,198,556	2,998,556	1,200,000	—	—
Commitments to purchase loans	800,000	800,000	—	—	—
Commercial and financial standby letters of credit	4,534	4,534	—	—	—
Standby repurchase (recourse) obligations	3,315,460	892,997	1,694,789	—	727,674

Total	$8,915,303	$5,001,177	$3,186,232	$106	$727,788

(1)	Refer to “Off-Balance Sheet Activities” for additional information regarding other commercial commitments of Doral Financial.

Interest Rate Risk Management

General. Interest rate volatility is the primary market risk affecting Doral Financial. Changes in interest rates can affect the volume of mortgage loan originations, the net interest income earned on Doral Financial’s portfolio of loans and securities, the amount of gain on sale of loans, and the value of Doral Financial’s servicing assets, IOs, and loan and securities holdings.

Lower interest rates tend to increase demand for mortgage loans for home purchases as well as the demand for refinancing of existing mortgages. Higher interest rates make it more difficult for potential borrowers to purchase residential properties and to qualify for mortgage loans. Increases in rates could also reduce demand for refinance loans. A substantial portion of Doral Financial’s total mortgage loan originations has consistently been composed of refinance loans. For the years ended December 31, 2004, 2003, and 2002, refinanced loans represented approximately 55%, 62% and 57%, respectively, of Doral Financial’s total dollar volume of mortgage loans originated internally. As a result, higher interest rates may adversely affect the volume of loan originations and income related to mortgage loan sales. Although a significant portion of Doral Financial’s refinance loans are for debt consolidation purposes and, therefore, are not as sensitive to increases in interest rates, a significant future increase in mortgage interest rates in Puerto Rico could adversely affect Doral Financial’s business if it results in a significant decrease in refinancing of mortgage loans.

If long-term interest rates increase between the time Doral Financial commits to or establishes an interest rate on a mortgage loan and the time commitments to purchase the mortgage loan are obtained or the loan is sold, Doral Financial may realize a reduced gain or incur a loss on such sale. This risk is sometimes referred to as “lag risk.” Doral Financial generally does not hedge the lag risk associated with conventional loans in the pipeline or in the process of origination, because it generally does not permit customers to lock in an interest rate prior to closing. Instead, the interest rates on these loans are generally fixed at closing based on a certain spread over a prevailing rate that adjusts weekly, based on the FHLMC auction for residential mortgages. For FNMA and FHLMC conforming loans and mortgage-backed securities, Doral Financial seeks to sell or to obtain commitments for the sale of such loans or mortgage-backed securities as soon as practicable following the funding of such loans. Conforming loans are normally sold to institutional investors or to FNMA and FHLMC. To the extent that Doral Financial does engage in offerings of mortgage products that lock in the interest rate until the closing date, it attempts to enter into forward commitments to sell such loans at the time it fixes the rates for the loans. As of December 31, 2004, the Company had no interest rate-lock commitments.

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

The Company’s variable IOs, arising from the sale of non-conforming loan pools, are generally subject to loss in value when short-term rates increase. The amounts payable to investors

2004 ANNUAL REPORT Empowering People 71

on variable IOs are tied to a floating rate based on a spread over the 3-month LIBOR that resets quarterly. Increases in the 3-month LIBOR reduce the spread received on the Company’s retained interest and adversely affect the value of the IOs. Typically, this effect is mitigated by lower prepayments. The effect may also be mitigated by embedded caps or call options on such loan pools. To moderate the effect on earnings of the loss in value of IOs, the Company purchases options on futures contracts for Eurodollar instruments, interest rate caps and collars, and enters into interest rate swap agreements. Interest rate collars protect against rising interest rates, but generally limit the benefits of rising rates. An interest rate collar is a derivative instrument for which an investor pays a fixed premium that entitles the investor to receive payments so long as interest rates fluctuate within a defined range. Doral Financial is entitled to receive payments from the counterparty if the 3-month LIBOR fluctuates between certain rates (generally 3.95% to 8.5%). As short-term interest rates did not increase to levels over 3.95%, the interest rate caps and collars did not offset the losses on the value of the IOs during 2004. An interest rate swap agreement represents a mutual agreement to exchange interest rate payments, one party paying a fixed rate and another paying a floating rate tied to a reference interest rate (in this case 3-month LIBOR). To mitigate the risks related to a decline in value of Doral Financial’s IOs, the Company enters into swap agreements which provide for the payment of a fixed rate and in which the Company receives the floating rate; therefore, the contract increases in value as rates increase. For additional information on Doral Financial’s volume of derivative instruments, see Note 32 to Doral Financial’s Consolidated Financial Statements.

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

With respect to Puerto Rico GNMA securities that are originated by Doral Financial and do not qualify for Puerto Rico tax exemption, Doral Financial implements a less aggressive hedging strategy, because it intends to sell such securities in the U.S. market as soon as practicable following completion of the securitization process, typically through forward commitments.

Declines in long-term interest rates can adversely affect Doral Financial’s revenues by increasing prepayment rates and causing an increase in the amortization of servicing assets, or causing an impairment to be recognized with respect to such assets and to some extent adversely affecting the value of its IOs. Moreover, increased prepayment rates can reduce Doral Financial’s servicing income by decreasing the size of Doral Financial’s servicing portfolio. Traditionally, Doral Financial has not actively used synthetic hedge devices to protect its servicing income or the value of its servicing assets from the risks presented by interest rate declines. The structure of Doral Financial’s balance sheet serves in part to hedge the sensitivity of its servicing income to decreases in interest rates because the market value of Doral Financial’s large portfolio of fixed-rate residential mortgage loans and mortgage-backed securities tends to increase in value when interest rates decline. Doral Financial also seeks to reduce the sensitivity of its servicing income and the value of its servicing assets by maintaining a strong retail origination network that has allowed Doral Financial to increase the size of its servicing portfolio even during periods of high prepayments.

The net interest income of Doral Financial is also subject to interest rate risk because its interest-earning assets and interest-bearing liabilities reprice at different times and at varying amounts. Most of Doral Financial’s interest-earning assets, including its mortgage loans and mortgage-backed securities, are fixed-rate, long-term, interest-earning assets that are not subject to repricing (except for the replacement of assets through repayments, sales and new originations), while the borrowings used to finance these positions normally reprice on a periodic basis (e.g., daily, monthly, quarterly, etc.). Doral Financial manages the risk to its net interest income through a combination of the internal management of the composition of its assets and liabilities and through the use of hedging instruments. Internal asset-liability management practices include the attraction of longer-term funds through the use of long-term repurchase agreements and other borrowings such as senior notes, term notes, FHLB-NY advances and long-term certificates of deposit, including brokered certificates of deposit. Also during 2004, the Company issued $740.0 million of unsecured floating rate debt that allowed the Company to match floating rate liabilities with floating rate assets, locking in an interest rate spread. Doral Financial also seeks to negotiate interest rate floors on the floating rate loans it originates.

Doral Financial also has used interest rate swap agreements to effectively fix the cost of short-term funding sources, which

72 DORAL FINANCIAL CORPORATION

are used to finance the funding and holding of interest-earning assets with longer maturities. An interest rate swap is an agreement where one party (in this case, Doral Financial) agrees to pay a fixed rate of interest on a notional principal amount to a second party in exchange for receiving a variable rate of interest on the same notional amount for a predetermined period of time. No actual assets are exchanged in a swap of this type, and interest payments are generally netted. As of December 31, 2004, Doral Financial, through Doral Bank-PR, had in place two interest rate swap agreements (each with a notional principal amount of $100,000,000). The Company, at the parent company level, also had in place three additional swap agreements (with an aggregate notional principal amount of $500,000,000) in an attempt to manage the risk of rising short-term interest rates on the market value of its portfolio of variable rate IOs. Doral Financial also purchases options on futures contracts for Eurodollar instruments in an attempt to manage the risk of rising interest rates on its funding costs.

Doral Financial maintains a substantial portfolio of mortgage-backed securities and other investment securities. Generally, the value of fixed-rate securities declines when interest rates rise, and conversely, increases when interest rates fall. At December 31, 2004, Doral Financial held $350.4 million of mortgage-backed securities and other investment trading securities that carried fixed-interest rates reported at fair value, with unrealized gains and losses included in earnings. In addition, at December 31, 2004, Doral Financial held $5.0 billion of investment securities (all of which carried fixed-interest rates) that were classified as available for sale and reported at fair value, with unrealized gains or losses reported as a segregated component of stockholders’ equity. Accordingly, declines in the value of Doral Financial’s securities held for trading and available for sale could have a negative impact on Doral Financial’s earnings or financial condition. In order to hedge the interest rate risk associated with Doral Financial’s portfolio of securities held for trading and available for sale, Doral Financial may use a variety of derivative instruments including listed put and call options and futures contracts on financial instruments (primarily U.S. Treasury note contracts). In determining the amount of its portfolio to hedge, Doral Financial will consider, among other things, the volatility of prices of its securities and the direction of interest rates. As noted above, the prices for Puerto Rico tax-exempt GNMA securities tend to be more stable than their U.S. counterparts.

Under Statement of Financial Accounting Standards No. 133 (“SFAS No. 133”), Accounting for Derivative Instruments and Hedging Activities, as amended, the Company may designate a derivative as a hedge of the fair value of a recognized fixed-rate asset or liability (“fair value” hedge). Certain hedging activities related to certain available-for-sale securities may be accounted for as a fair value hedge. In a qualifying fair value hedge, both the changes in fair value of the hedged item (in this case the available-for-sale securities) and changes in fair value of the derivative are included in net gain (loss) on securities held for trading in the Consolidated Statements of Income. As a result, any hedge ineffectiveness is reflected immediately in earnings. At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness. During 2004, the Company recognized pre-tax losses of $7.0 million that represent the ineffective portion of the fair value hedges of its available-for-sale securities. Derivatives hedging the fair value of certain available-for-sale securities expired during the third quarter of 2004, and the Company decided to discontinue the fair value hedge for such securities. As a result of the fair value hedge discontinuance, a favorable cumulative mark-to-market valuation adjustment of approximately $27.2 million, from the inception date of the fair value hedge to its discontinuance date, increased the carrying value of the related securities and is being amortized as a reduction to the yield on the securities over the remaining life of the securities. As of December 31, 2004, the Company had no derivatives designated as hedges.

For additional information on Doral Financial’s volume of derivative instruments used to manage interest rate risk, see Note 32 to Doral Financial’s Consolidated Financial Statements. In the future, Doral Financial may use alternative hedging techniques including futures, options, interest rate swap agreements or other hedge instruments to help mitigate interest rate and market risk. However, there can be no assurance that any of the above hedging techniques will be successful. The Company’s main objective in managing interest rate risk is to hedge against significant adverse changes in interest rates that cannot be absorbed in the normal course of business and to moderate the impact of interest rate changes over time. Doral Financial’s interest rate risk management may result in significant earnings volatility in the short term. The success of the Company’s interest rate risk management is largely dependent on its ability to predict the earnings sensitivity of its loan production and related servicing activities in various interest rate environments. The success of this strategy impacts Doral Financial’s net income. This impact, which can be either positive or negative, can have a material effect on Doral Financial’s results of operations. For additional information on the use of derivatives to manage interest rate risk, see “Derivatives” below.

2004 ANNUAL REPORT Empowering People 73

Interest Rate Sensitivity Analysis. Doral Financial employs a variety of measurement techniques to identify and manage its interest rate risk, including the use of an earnings simulation model to analyze net interest income sensitivity to changing interest rates. The model is based on actual cash flows and repricing characteristics for on-balance and certain off-balance sheet instruments and incorporates market-based assumptions regarding the effect of changing interest rates on the prepayment rates of certain assets and liabilities. Assumptions based on the historical behavior of deposit rates and balances in relation to changes in interest rates are also incorporated into the model. This sensitivity analysis is limited by the fact that it is performed at a particular point in time based on a static balance sheet, is subject to the accuracy of various assumptions, including prepayment forecasts, and does not incorporate other factors that could impact Doral Financial’s overall performance in each scenario. Accordingly, the estimates resulting from the use of the model should not be viewed as an earnings forecast. Actual results will differ from simulated results due to timing, magnitude, and frequency of interest rate changes as well as changes in market conditions and management strategies.

The Asset/Liability Management Committee, which comprises members of senior management and reports to Doral Financial’s Board of Directors, monitors interest rate risk within Board-approved policy limits. Doral Financial’s current interest rate risk policy limits are primarily determined by measuring the anticipated change in net interest income over a 12-month horizon, assuming a 100- and 200-basis point linear increase or decrease in interest rates. The current policy limits this exposure to a 30% reduction in net interest income for a 12-month horizon under a 200-basis point increase or decrease in interest rates.

In order to improve the Company’s interest rate risk modeling capabilities, Doral Financial made significant enhancements to its modeling program during the fourth quarter of 2004. One of the most significant improvements in the model is that the mortgage loan and mortgage-backed securities portfolios are now segregated by product type, coupon and maturity, and the effect of changes in interest rate is applied to each group separately. The previous model considered these portfolios using a single instrument approach (average coupon and average remaining maturity). The changes under the new approach capture sensitivity better than the previous model.

Certain of the Company’s liabilities are callable at the option of the lender. The new model utilizes an option-adjusted spread methodology to enhance its ability to estimate the probability the call will be exercised. The previous model used a static approach to estimate such probability. Under a rising rate scenario, a higher proportion of liabilities are pre-paid and hence re-priced at higher rates with the new model. These changes, together with some new derivative positions undertaken, have the effect of significantly changing the results of the sensitivity analysis when compared to the figures calculated under the old model.

The following table shows Doral Financial’s net interest income sensitivity profile as of December 31, 2004.

Table X – Interest Rate Sensitivity

As of December 31, 2004

Change in Interest Rates (Basis Points)	Percentage Change in 12-Month Net Interest Income

+200	(17.3%)
+100	(11.8%)
-100	11.8%
-200	14.6%

Given a 100- and 200-basis point linear increase in the yield curve used in the simulation model, it is estimated that Doral Financial’s net interest income would decrease by 11.8% and 17.3% over one year. The decrease in net interest income could be somewhat offset by hedging gains resulting from derivative transactions used to manage Doral Financial’s exposure to interest rate changes. The model assumes that the portfolios of loans held for sale reprice at least twice a year, and the portfolio of securities held for trading reprice monthly, as such assets are sold and replaced with new assets at current market rates. The simulation model does not consider the possible redeployment of the Company’s money market instruments into higher-yielding tax-exempt securities. A 100- and 200-basis point parallel linear decrease in interest rates would increase net interest income by 11.8% and 14.6%, respectively, over one year. The increase in net interest income could be somewhat offset by hedging losses resulting from derivative transactions used to manage Doral Financial’s exposure to interest rate changes. All these estimated changes in net interest income are within the policy guidelines established by Doral Financial’s Board of Directors. In both upward and downward rate scenarios, the increase or decrease in rates was modeled over a specific time period (3-6 months) rather than applying an instantaneous shock in rates, in order to reflect what has been the historical trend of changes in market rates.

While the sensitivity model serves as a useful tool for measuring short-term risk to future net interest income, at this time it does not measure the sensitivity of the market value of Doral Financial’s assets or other sources of income such as trading

74 DORAL FINANCIAL CORPORATION

activities and mortgage loan sales to changes in interest rates. For example, the rise in short-term interest rates generally has an adverse impact on the value of the Company’s floating rate IOs. Refer to “Critical Accounting Policies – Retained Interest Valuation” for an estimate of how increases in interest rates adversely impact the value of Doral Financial’s IOs.

Derivatives. As described above, Doral Financial uses derivatives to manage its exposure to interest rate risk caused by changes in interest rates beyond the control of management. Derivatives are generally either privately negotiated over-the-counter (“OTC”) or standard contracts transacted through regulated exchanges. OTC contracts generally consist of swaps, caps and collars, forwards and options. Exchange-traded derivatives include futures and options. The Company currently uses the following derivatives as part of its interest rate risk management program.

•

Interest Rate Swaps: represents a mutual agreement to exchange interest rate payments; one party paying a fixed rate and another paying a floating rate tied to a reference interest rate (e.g., 3-month LIBOR). Interest rate swaps are generally used by the Company to protect the spread of the variable IOs and to fix the cost of short-term funding sources in a rising interest rate environment.

•

Interest Rate Caps: represents a right to receive cash if a reference interest rate rises above a contractual strike rate; therefore, its value increases as reference interest rates rise. The reference interest rate used in the Company’s interest rate caps is 3-month LIBOR. Interest rate caps are generally used by the Company to protect the spread of the variable IOs.

•

Interest Rate Collars: derivatives instruments for which an investor pays a fixed premium that entitles the investor to receive payments so long as interest rates fluctuate within a defined range, therefore its value increases as interest rates rise up to the cap within the negotiated range. The reference interest rate used in the Company’s interest rate collars is 3-month LIBOR. Interest rate collars are generally used by the Company to protect the spread of the variable IOs.

•

Put and Call Options on Mortgage-Backed Securities: represents a right to purchase/sell a mortgage-backed security at a specific price in the future. The Company utilizes put and call options, separately and in combination with short and long strategies, to protect the value of the Company’s mortgage loans and mortgage-backed securities portfolio from lower market prices in a rising interest rate environment.

•

Treasury and Eurodollar Futures Contracts: represents standardized exchange-traded contracts, the value of which is tied to spot Treasury or Eurodollar rates. The Company utilizes Treasury and Eurodollar futures contracts to protect the value of its investments from lower market prices and to moderate the cost of funding in a rising interest rate environment.

•

Put and Call Options on Treasury and Eurodollar Futures: represents a right to purchase/sell a Treasury or Eurodollar futures contract at a specific price in the future. The Company utilizes put and call options, separately and in combination with short and long strategies, to protect the value of its investments from lower market prices and to moderate the cost of funding in a rising interest rate environment.

•

Forward Sales of To-Be-Announced Mortgage-Backed Securities: represents an obligation to sell agency pass-through mortgage-backed securities that have not yet been issued at a specific price and at a specific date in the future; therefore, its value increases as mortgage rates rise. Forward sales of to-be-announced mortgage-backed securities are generally used by the Company to protect the value of its investments from lower market prices in a rising interest rate environment.

Although Doral Financial uses derivatives to manage market risk, for financial reporting purposes, its general policy is to account for such instruments on a mark-to-market basis with gains or losses charged to current operations as part of net gain (loss) on securities held for trading as they occur and may, therefore, increase the volatility of Doral Financial’s future earnings. Contracts with positive fair values are recorded as assets and contracts with negative fair values as liabilities, after the application of netting arrangements. Fair values of derivatives such as interest rate futures contracts or options are determined by reference to market prices. Fair values for derivatives purchased in the over-the-counter market are determined by prices provided by external sources or valuation models. The notional amounts of long and short positions (classified by instrument type, netted by counterparty and excluding interest rate swap agreements and interest rate caps and collars related to these derivatives) totaled $9.5 billion and $8.3 billion, respectively, as of December 31, 2004. Notional amounts indicate the volume of derivatives activity, but do not represent Doral Financial’s exposure to market or credit risk. Note 32 to Doral Financial’s Consolidated Financial Statements contains a detailed summary of Doral Financial’s activity in derivative instruments.

2004 ANNUAL REPORT Empowering People 75

The following tables summarize the fair values of Doral Financial’s derivatives as well as the source of the fair values.

Table Y – Fair Value Reconciliation(1)

(In thousands)	Year ended December 31, 2004

Fair value of contracts outstanding at the beginning of the year	$5,573
Contracts realized or otherwise settled during the year	(131,028)
Fair value of new contracts entered into during the year	125,890
Changes in fair values during the year	5,987

Fair value of contracts outstanding at the end of the year	$6,422

(1)	Excludes the favorable cumulative mark-to-market valuation adjustment of approximately $27.2 million resulting from the fair value hedge discontinuance. See “Interest Rate Risk Management.”

Table Z – Source of Fair Value

(In thousands)	Payment Due by Period

As of December 31, 2004	Maturity less than 1 Year	Maturity 1-3 Years	Maturity 3-5 Years	Maturity in excess of 5 Years	Total Fair Value

Source of Fair Value Prices actively quoted	$(4,813)	$(1,714)	$—	$—	$(6,527)
Prices provided by other external sources	1,022	1,117	10,810	—	12,949

	$(3,791)	$(597)	$10,810	$—	$6,422

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

General Business, Economic and Political Conditions

The Company’s business and earnings are sensitive to general business and economic conditions in Puerto Rico and the United States. As a Commonwealth of the United States, Puerto Rico has a U.S. dollar-based economy. The trends of Puerto Rico’s economic fundamentals are directly related to those found in the U.S. economy. Significant business and economic conditions include short- and long-term interest rates, inflation and the strength of the Puerto Rico and U.S. economy. If any of these conditions deteriorate, the Company’s business and earnings could be adversely affected. For example, business and economic conditions that negatively impact household income could decrease the demand for residential mortgage loans and increase the number of customers who become delinquent or default on their loans; or, a dramatically rising interest rate environment could decrease the demand for loans.

In addition, general and administrative expenses generally increase with inflation. However, the increase in real estate values in Puerto Rico in recent years has been a positive factor for Doral Financial’s mortgage banking business. The average size of loans originated tends to increase as home values appreciate, which serves to increase loan origination fees and servicing income faster than the cost of providing such services. Additionally, appreciation in real estate property values reduces the loan-to-value ratio of existing loans, thereby reducing credit exposure. Interest rates normally increase during periods of high inflation and decrease during periods of low inflation. See “Interest Rate Risk Management” for a discussion of the effects of changes of interest rates on Doral Financial’s operations.

76 DORAL FINANCIAL CORPORATION

The Company operates in a highly competitive industry that could become even more competitive as a result of economic, legislative, regulatory and technological changes. The Company faces competition in such areas as mortgage and banking product offerings, rates and fees, and customer service. In addition, technological advances and increased e-commerce activities have, generally, increased accessibility to products and services for customers, which has intensified competition among banking and non-banking companies in the offering of financial products and services, with or without the need for a physical presence.

The Company is heavily regulated by banking, mortgage lending and insurance laws at the federal and local levels, and proposals for further regulation of the financial services industry are continually being introduced. The Company is subject to other federal and local laws and regulations that affect its businesses, including those regarding taxation. Any failure to comply with such laws or regulations, whether actual or alleged, could expose the Company to fines, penalties or potential litigation liabilities, including costs, settlements and judgments, any of which could adversely affect the Company’s earnings.

Reclassifications

Certain amounts reflected in the Company’s Consolidated Financial Statements for the years ended December 31, 2003, and 2002, have been reclassified to conform to the presentation for 2004.

Changes in Accounting Standards Adopted in the 2004 Financial Statements

Loan Commitments Accounted for as Derivative Instruments. In March 2004, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin (“SAB”) No. 105, “Loan Commitments Accounted for as Derivative Instruments.” This bulletin informs registrants of the staff’s view that the fair value of the recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. On April 1, 2004, the Company adopted the provisions of SAB 105. Doral Financial does not currently include, and prior to SAB 105 did not include, the value of mortgage servicing or any other internally developed intangible assets in the valuation of its mortgage loan commitments. Therefore, the adoption of SAB 105 did not have an impact on Doral Financial’s financial condition or results of operations.

Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share. In September 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share.” The issue addresses the matter of when the dilutive effect of contingently convertible debt (“Co-Cos”) with a market price trigger should be included in diluted earnings per share (“EPS”). Co-Cos are generally convertible into common shares of the issuer after the common stock has exceeded a predetermined threshold for a specific time period and is greater than the conversion price of the debt. The EITF reached a consensus that these securities should be treated as convertible securities and included in a dilutive EPS calculation (if dilutive), regardless of whether the market price trigger has been met.

The EITF agreed to broaden the scope of Issue 04-8 to include all issued securities that have embedded market price contingent conversion features. Therefore, this issue also applies to contingently convertible preferred stock. The EITF agreed that the final consensus would be effective for all periods ending after December 15, 2004, and would be applied by retroactively restating previously reported EPS. As of December 31, 2004, and December 31, 2003, the Company has outstanding 1,380,000 shares of its 4.75% perpetual cumulative convertible preferred stock issued in the second half of 2003. Each share of convertible preferred stock is currently convertible into 6.2856 shares of common stock, subject to adjustment under specific conditions. Refer to Note 30 to Doral Financial’s Consolidated Financial Statements for additional information regarding specific conditions for the convertible preferred stock. This new accounting pronouncement resulted in the addition of 8.674 million shares of common stock to the fully diluted common stock share base by assuming the conversion of the 1.38 million outstanding shares of the Company’s contingently convertible preferred stock.

Recently Issued Accounting Standards Not Yet Adopted

Accounting for Certain Loans or Debt Securities Acquired in a Transfer. In November 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP does not apply to loans originated by the entity. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans

2004 ANNUAL REPORT Empowering People 77

acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management believes that the adoption of this statement will not have a material effect on Doral Financial’s Consolidated Financial Statements.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the EITF reached a consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The EITF reached a consensus on the impairment model to be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The impairment model also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This impairment model is applicable for investments in debt and equity securities that are within the scope of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities” and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method under APB Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” referred in Issue 03-1 as the cost method investments. The impairment model developed by the EITF to determine whether an investment is within the scope of Issue 03-1 involves a sequence of steps including the following: Step 1 – determine whether an investment is impaired. If an impairment indicator is present, as determined in Step 1, the investor should estimate the fair value of the investment. If the fair value of the investment is less than its cost, proceed with Step 2 – evaluate whether an impairment is other-than-temporary. Step 3 – if the impairment is other-than-temporary, recognize an impairment loss equal to the difference between the investment’s cost and its fair value. The impairment model described above used to determine other-than-temporary impairment should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, subject to the provisions discussed below.

In September 2004, the Financial Accounting Standard Board (“FASB”) issued proposed FSP EITF Issue 03-1a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1,” which provides guidance for the application of paragraph 16 of EITF Issue 03-1 to debt securities that are impaired because of interest rate and/or sector spread increases. Also, in September 2004, the FASB issued FSP EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which delayed the effective date of paragraphs 10-20 of Issue 03-1. Paragraphs 10-20 of Issue 03-1 provide guidance on the impairment model to be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Issue 03-1-1 expands the scope of the deferral to include all securities covered by EITF 03-1 rather than limiting the deferral to only certain debt securities that are impaired solely because of interest rate and/or sector spread increases. The delay of the effective date for paragraphs 10-20 of Issue 03-1 will be superseded concurrent with the final issuance of FSP EITF Issue 03-1a. Management of the Company does not anticipate that the adoption of Issue 03-1 will have a material effect on Doral Financial’s Consolidated Financial Statements. The disclosures required by Issue 03-1 are included in the accompanying Consolidated Financial Statements.

Share-Based Payments. In December 2004, the FASB issued SFAS 123R, “Share-Based Payments.” This statement is a revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and it also supersedes Accounting Principle Bulletin Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123, as originally issued. This statement is effective for reporting periods that begin after June 15, 2005. Management does not expect that the adoption of this statement will have a material effect on the Consolidated Financial Statements of the Company due to the fact that in 2003, Doral Financial started to expense the fair value of stock options granted to employees using the “modified prospective” method under SFAS No. 148, “Accounting for Stock-Based Compensation-Transition and Disclosure.” Under this method, the Company expenses the fair value of all employee stock options granted after January 1, 2003, as well as the unvested portions of previously granted options.

CEO and CFO Certifications

Doral Financial’s Chief Executive Officer and Chief Financial Officer have filed with the Securities and Exchange Commission the certifications required by Section 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 31.1 and 31.2 to Doral Financial’s 2004 Form 10-K. In addition, in 2004, Doral Financial’s CEO certified to the New York Stock Exchange that he was not aware of any violation by the Company of the NYSE corporate governance listing standards, except for the inadvertent failure to timely post the Company’s corporate governance guidelines on its website.

78 DORAL FINANCIAL CORPORATION

Management’s Report on Internal Control over Financial Reporting

To Our Stockholders:

The Management of Doral Financial is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-5(f) and 15d-15(f) under the Securities Exchange Act of 1934, and for the assessment of the effectiveness of internal control over financial reporting. The Company’s internal control over financial reporting is designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles and includes controls over the preparation of financial statements in accordance with the instructions for the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA).

Doral Financial’s management, including its Chief Executive Officer and Chief Financial Officer, assessed the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, based on the criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Based on our assessment under the framework in Internal Control – Integrated Framework, we have concluded that the Company maintained effective internal control over financial reporting as of December 31, 2004.

The independent registered public accounting firm, PricewaterhouseCoopers LLP, has audited management’s assessment of the effectiveness of the Company’s internal control over financial reporting as of December 31, 2004, as stated in their report which appears on page 81 hereof.

Salomón Levis	Ricardo Meléndez
Chairman of the Board and	Executive Vice President and
Chief Executive Officer	Chief Financial Officer

2004 ANNUAL REPORT Empowering People 79

INDEX TO

CONSOLIDATED FINANCIAL STATEMENTS

80 DORAL FINANCIAL CORPORATION

PricewaterhouseCoopers LLP 254 Muñoz Rivera BBVA Tower, 9th Floor Hato Rey PR 00918 Telephone (787) 754 9090 Facsimile (787) 766 1094

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholders of

Doral Financial Corporation:

We have completed an integrated audit of Doral Financial Corporation’s 2004 consolidated financial statements and of its internal control over financial reporting as of December 31, 2004 and audits of its 2003 and 2002 consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Our opinions, based on our audits, are presented below.

Consolidated financial statements

In our opinion, the accompanying consolidated statements of financial condition and the related consolidated statements of income, comprehensive income, changes in stockholders’ equity and cash flows present fairly, in all material respects, the financial position of Doral Financial Corporation and its subsidiaries at December 31, 2004 and 2003, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2004 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit of financial statements includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

As discussed in Note 2 to the accompanying consolidated financial statements, in the fourth quarter of 2004 the Company adopted the provisions of the Emerging Issues Task Force Issue 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share.” As a result, the calculation of diluted earnings per share for all periods presented has been retroactively adjusted to reflect the adoption of this accounting pronouncement.

Internal control over financial reporting

Also, in our opinion, management’s assessment, included in the accompanying Management’s Report on Internal Control Over Financial Reporting, that the Company maintained effective internal control over financial reporting as of December 31, 2004 based on criteria established in Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), is fairly stated, in all material respects, based on those criteria.

2004 ANNUAL REPORT Empowering People 81

Furthermore, in our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2004, based on criteria established in Internal Control - Integrated Framework issued by the COSO. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting. Our responsibility is to express opinions on management’s assessment and on the effectiveness of the Company’s internal control over financial reporting based on our audit. We conducted our audit of internal control over financial reporting in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. An audit of internal control over financial reporting includes obtaining an understanding of internal control over financial reporting, evaluating management’s assessment, testing and evaluating the design and operating effectiveness of internal control, and performing such other procedures as we consider necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinions.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Management’s assessment and our audit of Doral Financial Corporation’s internal control over financial reporting also included controls over the preparation of financial statements in accordance with the instructions to the Consolidated Financial Statements for Bank Holding Companies (Form FR Y-9C) to comply with the reporting requirements of Section 112 of the Federal Deposit Insurance Corporation Improvement Act (FDICIA). A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

San Juan, Puerto Rico March 3, 2005

CERTIFIED PUBLIC ACCOUNTANTS PRIVATE
(OF PUERTO RICO)
License No. 216 Expires Dec. 1, 2006
Stamp 2008678 of the P.R. Society of
Certified Public Accountants has been
affixed to the file copy of this report

82 DORAL FINANCIAL CORPORATION

Consolidated Statements of Financial Condition

	December 31,

(Dollars in thousands, except share information)	2004	2003

Assets
Cash and due from banks	$64,940	$84,713

Money market investments	2,470,786	870,009

Pledged investment securities that can be repledged:
Securities held for trading, at fair value	268,699	272,046
Securities available for sale, at fair value	4,224,168	2,205,951
Securities held to maturity, at amortized cost (market value of $2,062,312 in 2004; $1,405,634 in 2003)	2,115,388	1,452,035

Total pledged investment securities that can be repledged	6,608,255	3,930,032

Other investment securities:
Securities held for trading, at fair value	974,844	672,104
Securities available for sale, at fair value	758,340	644,647
Securities held to maturity, at amortized cost (market value of $191,381 in 2004; $178,468 in 2003)	201,392	188,874
Federal Home Loan Bank of NY (FHLB) stock, at cost	86,120	81,720

Total other investment securities	2,020,696	1,587,345

Total investment securities	8,628,951	5,517,377

Loans:
Mortgage loans held for sale, at lower of cost or market	1,560,949	1,966,608
Loans receivable, net of allowance for loan losses of $20,746 (2003 – $19,709)	1,752,490	1,410,849

Total loans	3,313,439	3,377,457

Receivables and mortgage-servicing advances	112,103	90,835
Accounts receivable from investment sales	40,052	19,520
Accrued interest receivable	66,393	63,771
Servicing assets, net	203,245	167,498
Premises and equipment, net	146,551	136,037
Real estate held for sale, net	20,072	19,253
Other assets	35,869	47,526

Total assets	$15,102,401	$10,393,996

Liabilities
Deposits:
Non-interest-bearing deposits	$459,360	$364,292
Interest-bearing deposits	3,183,720	2,606,980
Securities sold under agreements to repurchase	6,305,163	3,602,942
Advances from FHLB	1,294,500	1,206,500
Loans payable	279,560	178,334
Notes payable	1,105,202	602,581
Accounts payable from investment purchases	325,740	2,245
Accrued expenses and other liabilities	176,387	237,682

Total liabilities	13,129,632	8,801,556

Commitments and contingencies (Note 25)

Stockholders’ Equity
Preferred stock, $1 par value; 40,000,000 shares authorized; 9,015,000 shares issued and outstanding in 2004 and 2003, respectively, at aggregate liquidation preference value:
Perpetual noncumulative nonconvertible preferred stock (Series A, B and C)	228,250	228,250
Perpetual cumulative convertible preferred stock	345,000	345,000
Common stock, $1 par value; 500,000,000 shares authorized; 107,908,862 and 107,903,912 shares issued and outstanding in 2004 and 2003, respectively	107,909	107,904
Additional paid-in capital	161,639	151,902
Legal surplus	22,612	13,806
Retained earnings	1,187,294	804,518
Accumulated other comprehensive loss, net of income tax benefit of $4,534 in 2004 and expense of $568 in 2003	(79,935)	(58,940)

Total stockholders’ equity	1,972,769	1,592,440

Total liabilities and stockholders’ equity	$15,102,401	$10,393,996

The accompanying notes are an integral part of these financial statements.

2004 ANNUAL REPORT Empowering People 83

Consolidated Statements of Income

	Year ended December 31,

(Dollars in thousands, except per share information)	2004	2003	2002

Interest income:
Loans	$234,423	$219,916	$203,084
Mortgage-backed securities	100,808	68,864	82,076
Interest-only strips (“IOs”)	55,568	37,007	43,959
Investment securities	156,571	113,430	68,886
Other interest-earning assets	23,477	13,353	17,595

Total interest income	570,847	452,570	415,600

Interest expense:
Deposits	80,683	75,060	72,769
Securities sold under agreements to repurchase	120,635	90,514	98,014
Advances from FHLB	49,842	49,164	42,161
Loans payable	6,006	6,112	6,195
Notes payable	47,783	50,240	44,039

Total interest expense	304,949	271,090	263,178

Net interest income	265,898	181,480	152,422

Provision for loan losses	5,507	14,085	7,429

Net interest income after provision for loan losses	260,391	167,395	144,993

Non-interest income:
Net gain on mortgage loan sales and fees	598,762	390,081	220,585
Net (loss) gain on securities held for trading, including a loss of $131,007, a gain of $7,314 and a loss of $6,465 on the IO value, in 2004, 2003 and 2002, respectively	(200,607)	5,591	(4,271)
Net gain on sale of investment securities	10,550	5,447	23,858
Servicing income (loss), net of amortization and impairment of $35,701, $50,444, and $40,630, in 2004, 2003, and 2002, respectively	4,893	(15,117)	(6,665)
Commissions, fees and other income	36,786	25,770	21,886

Total non-interest income	450,384	411,772	255,393

Non-interest expenses:
Compensation and benefits	89,305	82,940	56,643
Taxes, other than payroll and income taxes	9,363	7,587	5,600
Advertising	15,079	15,311	10,974
Professional services	12,620	8,644	7,063
Communication and information systems	13,812	13,323	12,736
Occupancy and other office expenses	26,825	22,787	20,292
Depreciation and amortization	18,030	14,963	12,064
Other	24,018	20,247	14,038

Total non-interest expenses	209,052	185,802	139,410

Income before income taxes	501,723	393,365	260,976

Income taxes	12,098	72,066	40,008

Net income	$489,625	$321,299	$220,968

Net income attributable to common shareholders	$456,326	$300,211	$207,238

Net income per common share:

Basic	$4.23	$2.78	$1.92

Diluted	$3.95	$2.70	$1.89

Dividends per common share	$0.60	$0.40	$0.28

The accompanying notes are an integral part of these financial statements.

84 DORAL FINANCIAL CORPORATION

Consolidated Statements of Changes in Stockholders’ Equity

	Year ended December 31,

(In thousands)	2004	2003	2002

Preferred stock:
Balance at beginning of year	$573,250	$228,250	$124,750
Shares issued (4.75% Perpetual cumulative convertible)	—	345,000	—
Shares issued (7.25% Perpetual noncumulative nonconvertible, Series C)	—	—	103,500

Balance at end of year	573,250	573,250	228,250

Common stock:
Balance at beginning of year	107,904	71,933	47,866
Common stock issued under stock option plan	5	89	94
Treasury stock canceled and retired	—	(84)	—
Shares issued as a result of stock split	—	35,966	23,973

Balance at end of year	107,909	107,904	71,933

Additional paid-in capital:
Balance at beginning of year	151,902	191,216	217,594
Issuance cost of preferred stock	—	(8,494)	(3,488)
Shares issued under stock option plan	28	655	1,055
Stock-based compensation recognized	9,709	4,491	—
Adjustment for stock split	—	(35,966)	(23,945)

Balance at end of year	161,639	151,902	191,216

Legal surplus:
Balance at beginning of year	13,806	10,777	8,423
Transfer from retained earnings	8,806	3,029	2,354

Balance at end of year	22,612	13,806	10,777

Retained earnings:
Balance at beginning of year	804,518	550,554	375,855
Net income	489,625	321,299	220,968
Cash dividends declared on common stock	(64,744)	(43,148)	(30,158)
Cash dividends declared on preferred stock	(33,299)	(21,088)	(13,730)
Cash paid in lieu of fractional shares resulting from stock split	—	(70)	(27)
Transfer to legal surplus	(8,806)	(3,029)	(2,354)

Balance at end of year	1,187,294	804,518	550,554

Accumulated other comprehensive (loss) income, net of tax:
Balance at beginning of year	(58,940)	(7,675)	(12,312)
Other comprehensive (loss) income, net of deferred tax	(20,995)	(51,265)	4,637

Balance at end of year	(79,935)	(58,940)	(7,675)

Treasury stock at par:
Balance at beginning of year	—	(84)	(56)
Shares canceled and retired	—	84	—
Shares issued as a result of stock split	—	—	(28)

Balance at end of year	—	—	(84)

Total stockholders’ equity	$1,972,769	$1,592,440	$1,044,971

The accompanying notes are an integral part of these financial statements.

2004 ANNUAL REPORT Empowering People 85

Consolidated Statements of Comprehensive Income

	Year ended December 31,

(In thousands)	2004	2003	2002

Net Income	$489,625	$321,299	$220,968
Other comprehensive (loss) income, before tax:
Unrealized (losses) gains on securities arising during the period	(15,583)	(63,333)	289
Amortization of unrealized loss on securities reclassified to held to maturity	36	207	2,889
Reclassification adjustment for (gains) losses included in net income	(10,550)	9,939	4,458

Other comprehensive (loss) income before tax	(26,097)	(53,187)	7,636
Income tax benefit (expense) related to items of other comprehensive income (loss)	5,102	1,922	(2,999)

Other comprehensive (loss) income	(20,995)	(51,265)	4,637

Comprehensive income, net of tax	$468,630	$270,034	$225,605

The accompanying notes are an integral part of these financial statements.

86 DORAL FINANCIAL CORPORATION

Consolidated Statements of Cash Flow

	Year ended December 31,

(In thousands)	2004	2003	2002

Cash flows from operating activities:
Net income	$489,625	$321,299	$220,968

Adjustments to reconcile net income to net cash (used in) provided by operating activities:
Stock-based compensation recognized	9,709	4,491	—
Depreciation and amortization	18,030	14,963	12,064
Amortization and impairment of servicing assets	35,701	50,444	40,630
Deferred tax (benefit) provision	(56,173)	39,980	15,712
Provision for loan losses	5,507	14,085	7,429
Amortization of premium and accretion of discount on loans, investment securities and debt	11,813	9,195	5,852
Origination and purchases of mortgage loans held for sale	(6,736,952)	(5,586,078)	(4,506,257)
Principal repayment and sales of mortgage loans held for sale	3,933,575	3,122,828	2,022,251
Purchases of securities held for trading	(2,938,478)	(9,130,605)	(10,374,637)
Principal repayment and sales of trading securities	5,185,530	11,806,233	11,519,110
Increase in interest-only strips, net	(300,608)	(218,939)	(140,337)
Increase in servicing assets	(71,448)	(58,061)	(46,171)
Increase in receivables and mortgage servicing advances	(21,267)	(24,385)	(22,725)
(Increase) decrease in accrued interest receivable	(2,622)	(20,613)	3,881
Increase in real estate held for sale	(21,622)	(14,950)	(9,669)
Decrease (increase) in other assets	12,718	(9,914)	(1,133)
(Decrease) increase in accrued expenses and other liabilities	(7,954)	20,250	28,836

Total adjustments	(944,541)	18,924	(1,445,164)

Net cash (used in) provided by operating activities	(454,916)	340,223	(1,224,196)

Cash flows from investing activities:
Purchases of securities available for sale	(11,768,050)	(9,014,282)	(4,636,233)
Proceeds from sales of securities available for sale	10,048,273	6,981,677	5,416,182
Principal repayment of securities available for sale	400,186	506,453	41,508
Purchases of securities held to maturity	(664,039)	(1,225,890)	(436,115)
Principal repayment and maturities of securities held to maturity	417,120	476,045	443,028
(Increase) decrease in FHLB stock	(4,400)	5,250	(30,875)
Origination of loans receivable	(1,065,741)	(892,724)	(662,324)
Principal repayment of loans receivable	713,894	491,496	490,558
Purchases of premises and equipment	(28,544)	(36,084)	(27,045)
Proceeds from sales of real estate held for sale	20,803	8,754	5,026

Net cash (used in) provided by investing activities	(1,930,498)	(2,699,305)	603,710

(Continues)

The accompanying notes are an integral part of these financial statements.

2004 ANNUAL REPORT Empowering People 87

Consolidated Statements of Cash Flows (Continued)

	Year ended December 31,

(In thousands)	2004	2003	2002

Cash flows from financing activities:
Increase in deposits	$671,808	$754,061	$547,302
Increase in securities sold under agreements to repurchase	2,702,221	869,603	159,567
Proceeds from advances from FHLB	205,000	—	821,000
Repayment of advances from FHLB	(117,000)	(105,000)	(197,000)
Increase (decrease) in loans payable	101,226	(32,668)	49,901
Proceeds from issuance of notes payable	739,311	—	170,253
Repayment of notes payable	(238,138)	(19,144)	(8,877)
Issuance of common stock, net	33	744	1,149
Issuance of preferred stock, net	—	336,506	100,012
Dividends paid	(98,043)	(63,519)	(43,888)
Cash paid in lieu of fractional shares	—	(70)	(27)

Net cash provided by financing activities	3,966,418	1,740,513	1,599,392

Net increase (decrease) in cash and cash equivalents	1,581,004	(618,569)	978,906
Cash and cash equivalents at beginning of year	954,722	1,573,291	594,385

Cash and cash equivalents at end of year	$2,535,726	$954,722	$1,573,291

Cash and cash equivalents includes:
Cash and due from banks	$64,940	$84,713	$156,137
Money market investments	2,470,786	870,009	1,417,154

	$2,535,726	$954,722	$1,573,291

Supplemental Schedule of Non-cash Activities:
Loan securitizations	$3,214,395	$2,678,184	$2,032,354

Reclassification of mortgage loans held for sale to loans receivable	$—	$—	$211,999

Loans foreclosed	$22,881	$18,523	$12,478

Shares issued as a result of stock split	$—	$35,966	$23,973

Supplemental Information for Cash Flows:
Cash used to pay interest	$296,367	$270,343	$260,260

Cash used to pay income taxes	$57,141	$41,242	$27,132

The accompanying notes are an integral part of these financial statements.

88 DORAL FINANCIAL CORPORATION

Notes to Consolidated Financial Statements

Years Ended December 31, 2004, 2003 and 2002

1. Reporting Entity

Doral Financial Corporation (“DFC”, “Doral Financial” or the “Company”) is a financial holding company (refer to Note 3) engaged in mortgage banking, banking (including thrift operations), institutional securities operations and insurance agency activities through its wholly owned subsidiaries Doral Mortgage Corporation, SANA Mortgage Corporation, Centro Hipotecario de Puerto Rico, Inc., Doral Bank (“Doral Bank-PR”), Doral Bank, FSB (“Doral Bank-NY”), Doral Insurance Agency, Inc. (“Doral Insurance Agency”), Doral Securities, Inc. (“Doral Securities”), Doral Money, Inc. (“Doral Money”), Doral International, Inc. and Doral Properties, Inc. (“Doral Properties”). Doral Financial is also engaged in mortgage banking activities through HF Mortgage Bankers, organized as an operating division within the parent company.

The Company is primarily engaged in the origination, purchase, securitization and sale of FHA, VA, conventional conforming and non-conforming first and second mortgage loans, and in providing and/or arranging for interim financing for the construction of residential and other types of real estate development and permanent financing on multifamily and commercial real estate. The Company services FHA-insured, VA-guaranteed and conventional mortgage loans pooled for the issuance of Government National Mortgage Association (“GNMA”), Federal National Mortgage Association (“FNMA”) and Federal Home Loan Mortgage Corporation (“FHLMC”) mortgage-backed securities and collateralized mortgage obligation certificates issued by grantor trusts established by the Company (“CMO Certificates”). The Company also services loans for private investors, originates loans for investment and provides banking services through Doral Bank-PR, a Puerto Rico commercial bank, and Doral Bank-NY, a federal savings bank in New York, and insurance and institutional securities services through Doral Insurance Agency and Doral Securities, respectively.

The Company operates primarily in Puerto Rico, but it also has one mortgage banking office and six branches of Doral Bank-NY, a federally chartered savings bank in New York City.

2. Summary of Significant Accounting Policies

The accompanying Consolidated Financial Statements include the accounts of Doral Financial Corporation and its wholly owned subsidiaries. The Company’s accounting and reporting policies conform with accounting principles generally accepted in the United States of America. All significant intercompany accounts and transactions have been eliminated in consolidation.

The following summarizes the most significant accounting policies followed in the preparation of the accompanying Consolidated Financial Statements:

Use of Estimates in the Preparation of Financial Statements

The preparation of the Consolidated Financial Statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amount in assets and liabilities and the disclosure of contingent assets and liabilities at the date of the Consolidated Financial Statements as well as the reported amounts of revenues and expenses during the reporting periods. Because of uncertainties inherent in the estimation process, it is possible that actual results could differ from those estimates.

Money Market Investments

Money market investments consist of fixed-income securities whose original maturity is less than three months. These investments are carried at cost, which approximates fair value due to their short-term nature. In the case of securities purchased under resale agreements, it is the Company’s policy to require and take possession of collateral whose fair value exceeds the balance of the related receivable. Collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged when appropriate. The securities underlying the agreements are not recorded in the asset accounts of the Company since the counterparties retain effective control of such securities.

Investment Securities

Investment securities transactions are recorded on the trade date basis. At the end of the period, unsettled purchase transactions are recorded as part of the Company’s position and as a payable, while unsettled sale transactions are deducted from the Company’s position and recorded as a receivable. Investment securities are classified as follows:

Securities Held for Trading: Securities that are bought and held principally for the purpose of selling them in the near term are classified as securities held for trading and reported at fair value generally based on quoted market prices. For securities without quoted prices, fair value represents quoted market prices for comparable instruments. In certain other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting appropriate degrees of risk. Realized and unrealized changes in market value are recorded in the securities trading activities as a part of net gains (losses) on securities held for trading in the period in which the changes occur. Interest income and expense arising from trading

2004 ANNUAL REPORT Empowering People 89

instruments are included in the Consolidated Statements of Income as part of net interest income.

In connection with securitization transactions and sales of loans, the Company recognizes as IOs the rights to cash flows remaining after the payment of the servicing fees and the contractual payments to the buyers of the loans. The contractual payments to the buyers are either fixed over the life of the loans or floating based on a spread over the London Interbank Offered Rate (“LIBOR”) with quarterly resetting. Actual cash flows received on the Company’s portfolio of IOs, net of amortization of IO value, are included in the Consolidated Statements of Income as part of net interest income. The amortization of the IOs is determined using a method that results in an approximate level rate of return on the IOs. The rate of return on the IOs is adjusted periodically to reflect changes in expected cash flows on these instruments. These IOs are carried at fair value, which is generally determined by reference to three independent sources, including dealers’ quotes and external and internal valuations based on discounted cash flow models that incorporate assumptions regarding discount and mortgage prepayment rates. In the case of the internal valuation, it is a static cash flow model that incorporates internally generated prepayment and discount rate assumptions and an expected retained interest spread based on 3-month LIBOR rates at the close of the reporting period. It is the Company’s policy to use the lowest of the valuations derived from these sources. Losses and gains on the value of the IOs are recognized as part of the Company’s net gains (losses) on securities held for trading in the Consolidated Financial Statements.

Securities Held to Maturity: Securities that the Company has the ability and intent to hold until their maturities are classified as held to maturity and reported at amortized cost. Premiums and discounts are amortized as an adjustment to interest income over the life of the related securities using a method that approximates the interest method.

Securities Available for Sale: Securities not classified as either securities held to maturity or securities held for trading are classified as available for sale and reported at fair value based on quoted market prices, with unrealized gains and losses excluded from earnings and reported, net of tax, in other comprehensive income which is a separate component of stockholders’ equity. Cost of securities sold is determined on the specific identification method.

When securities are transferred from available for sale to held to maturity, any unrealized gain or loss at the time of transfer remains in accumulated other comprehensive income and is amortized over the remaining term of the securities. Other-than-temporary impairment loss, if any, in the value of securities is recognized in the Consolidated Statements of Income in the period that the other-than-temporary impairment is determined.

Mortgage Loans Held for Sale

Mortgage loans held for sale are carried at the lower of net cost or fair value computed on an aggregate portfolio basis. The amount by which cost exceeds fair value, if any, is accounted for as a loss through a valuation allowance. Changes in the valuation allowance are included in the determination of income in the period in which the change occurs. Loan origination fees and direct loan origination costs related to loans held for sale are deferred as an adjustment to the carrying basis of such loans until these are sold or securitized. The securitization of mortgage loans held for sale is recorded as a sale of mortgage loans and the purchase of mortgage-backed securities, which are generally classified as securities held for trading. The market value of mortgage loans held for sale is generally based on quoted market prices for mortgage-backed securities.

Beginning in the second quarter of 2002, conventional mortgage loans held for sale by Doral Financial’s mortgage banking units are placed on a non-accrual basis after they have been delinquent for more than 180 days to the extent concern exists as to ultimate collectibility based on the loan-to-value ratio. When the loan is placed on non-accrual, all accrued but unpaid interest to date is reversed against interest income. From the beginning of 2001 to the second quarter of 2002, mortgage loans held for sale by Doral Financial’s mortgage banking units were placed on a non-accrual basis if they had been delinquent for over a year and concern existed as to ultimate collectibility based on loan-to-value ratios, and only accrued interest over one year was reversed.

Loans Receivable

Loans receivable are held principally for investment purposes. These consist mainly of construction loans for new housing development, certain residential mortgage loans originated through Doral Bank-PR, commercial real estate, land, and consumer loans.

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

90 DORAL FINANCIAL CORPORATION

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

Allowance for Loan Losses

An allowance for loan losses is provided for probable losses on loans receivable and mortgage loans held for sale. The allowance for loan losses is established based upon a review of the loan portfolio, loss experience, current delinquency rates, current economic conditions and other pertinent factors. Loan losses are charged and recoveries are credited to the allowance for loan losses, while increases to the allowance are charged to operations.

The Company measures impairment of a loan based on the present value of expected future cash flows discounted at the loan’s effective interest rate or, as a practical expedient, at the loan’s observable market price or the fair value of the collateral, if the loan is collateral dependent. The Company performs impairment evaluations of small-balance homogeneous loans on a group basis. For such loans, the allowance is determined considering the historical charge-off experience of each loan category (e.g. residential mortgage, auto, personal, credit cards, etc.) and delinquency levels as well as charge-off and delinquency trends and economic data. Commercial and construction loans over $2.0 million are evaluated individually for impairment. Loans that are measured at the lower of cost or fair value are excluded. Loans are considered impaired when, based on management’s evaluation, a borrower will not be able to fulfill its obligation under the original terms of the loan.

Servicing Assets and Servicing Activities

The Company pools FHA-insured and VA-guaranteed mortgages for issuance of GNMA mortgage-backed securities. Conventional loans are pooled and issued as FNMA or FHLMC mortgage-backed securities and CMO Certificates as well as sold in bulk to investors with servicing retained. The servicing functions typically performed include: collecting and remitting loan payments, responding to borrower inquiries, accounting for principal and interest, holding custodial funds for payment of property taxes and insurance premiums, supervising foreclosures and property dispositions, and generally administering the loans. The servicing rights entitle the Company to annual servicing fees based on the outstanding principal balance of the mortgage loans and the contractual servicing rate. The annual servicing fees generally fluctuate between 25 and 50 basis points, less guarantee fees. The servicing fees are credited to income on a monthly basis and recognized as earned over the life of the servicing portfolio. In addition, the Company generally receives other remuneration consisting of mortgagor-contracted fees as late charges and prepayment penalties, which are credited to income when collected.

Servicing rights retained in a sale or securitization are measured by allocating the carrying value of the loans between the assets sold and the interest retained, if any, based on their relative fair values, if practicable, at the date of sale or securitization and are presented in the accompanying Consolidated Statements of Financial Condition as servicing assets. Gain on sale of mortgages is the difference between the cash proceeds from the sale of the loan or security and its allocated cost after allocating a portion of the cost to the retained interests, and, in the case of loan sales with recourse, the recourse obligation assumed by the Company.

Considerable judgment is required to determine the fair value of the Company’s servicing assets. Unlike government securities and other highly liquid investments, the precise market value of servicing assets cannot be readily determined because these assets are not actively traded in active securities markets. The fair value of the servicing assets is generally determined based on market prices for sales of similar assets. Purchased servicing assets are initially recorded at their fair value, which equals the amount paid. Doral Financial also receives, on a quarterly basis, a third party valuation of its servicing asset related to its FNMA, FHLMC and GNMA servicing portfolio. The third party valuation combines the use of a discounted cash flow model and the Company’s specific economic assumptions, the most significant being prepayment speeds and discount rates, based on the Company’s empirical data drawn from the historical performance of the loans underlying its servicing assets.

The servicing assets are amortized in proportion to, and over the estimated life of the underlying loans, and the amortization is recorded as a reduction of servicing income. Amortization is adjusted prospectively to reflect changes in prepayment experience. Servicing assets are also periodically evaluated for impairment. Impairment is recognized through a valuation allowance for each individual stratum of mortgage loans subject to servicing rights. The strata are based on the mortgage loans’ predominant characteristics, which the Company has determined to be type of loan (government, conventional, conforming and non-conforming) and interest rates. The valuation allowance is adjusted to reflect the amount, if any, by which

2004 ANNUAL REPORT Empowering People 91

the cost basis of the servicing asset for a given stratum of loans being serviced exceeds its fair value. If the servicing assets are impaired, the impairment is recognized in current-period earnings as a reduction of servicing income, and the current value of the servicing assets is adjusted through the valuation allowance. Any fair value in excess of the cost basis of the servicing asset for a given stratum is not recognized. Other-than-temporary impairment, if any, is recognized as a direct write-down of the servicing assets, and the valuation allowance is applied to reduce the cost basis of the the servicing asset. Prior to July 2002, Doral Financial recorded impairment charges as a direct write-down of servicing assets.

Real Estate Held for Sale

The Company acquires real estate through foreclosure proceedings. Legal fees and other direct costs incurred in a foreclosure are expensed as incurred. These properties are held for sale and are stated at the lower of cost or fair value, less estimated costs to sell. Gains and losses from disposition of real estate held for sale are recorded in non-interest expenses within the other expenses caption in the accompanying Consolidated Statements of Income.

Premises and Equipment

Premises and equipment are carried at cost, less accumulated depreciation and amortization. Depreciation and amortization are provided on the straight-line method over the estimated useful lives of the assets or the terms of the leases, if shorter, for leasehold improvements. Useful lives range from three to ten years for leasehold improvements and equipment, and thirty to forty years for office facilities.

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

From time to time, the Company sells mortgage loans and mortgage-backed securities subject to recourse provisions. Pursuant to these recourse arrangements, the Company agrees to retain or share the credit risk with the purchaser of such mortgage loans for a specified period or up to a certain percentage of the total amount in loans sold. The Company estimates the fair value of the retained recourse obligation or any liability incurred at the time of sale and allocates such obligation to the cost of the loans.

Securities Sold under Agreements to Repurchase

As part of its financing activities the Company enters into sales of securities under agreements to repurchase the same or substantially similar securities. The Company retains control over such securities. Accordingly, the amounts received under these agreements represent borrowings, and the securities underlying the agreements remain in the asset accounts. These transactions are carried at the amounts at which transactions will be settled. The counterparties to the contracts generally have the right to repledge the securities received as collateral. Those securities are presented in the Consolidated Statements of Financial Condition as part of pledged investment securities.

Insurance Agency Commissions

Commissions generated by the Company’s insurance agency operation are recorded when earned. The Company’s insurance agency earns commissions on the sale of insurance policies issued by unaffiliated insurance companies.

Amortization of Debt Issuance Costs

Costs related to the issuance of debt are amortized to interest expense under a method that approximates the interest method, and are included in the Consolidated Statements of Financial Condition as part of other assets.

Interest Rate Risk Management

The Company has various mechanisms to reduce its exposure to interest rate fluctuations including, among others, entering into transactions dealing with financial derivatives such as futures contracts, options, interest rate swaps and interest rate caps and collars. Such instruments are purchased or entered into as economic hedges against fluctuations in interest rates and/or market values of specifically identified assets or liabilities. For financial reporting purposes, it is the Company’s general policy to mark such instruments to market with realized and unrealized gains or losses included in the Consolidated Statements of Income as part of the net gains (losses) on securities held for trading.

From time to time, the Company may designate a derivative as a hedge of the fair value of a recognized fixed rate asset or liability (“fair value” hedge). During 2004, certain hedging activities related to certain available-for-sale securities were accounted for as a fair value hedge. In a qualifying fair value hedge, both the changes in fair value of the hedged item (in this case, available-for-sale securities) and changes in fair value of the derivatives are included in net gains (losses) on securities held for trading in the Consolidated Statements

92 DORAL FINANCIAL CORPORATION

of Income. As a result, any hedge ineffectiveness is reflected immediately in earnings. At the inception of a hedge transaction, the Company formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for measuring effectiveness.

The Company discontinues fair value hedge when (1) it determines that a derivative instrument is no longer effective in offsetting changes in the fair value of a hedged item; or (2) a derivative instrument expires or is sold, terminated, or exercised. When fair value hedge is discontinued, the derivative instrument continues to be carried on the Consolidated Statement of Financial Condition at its fair value, with changes in its fair value recognized in current period earnings. However, changes in fair value of the previously hedged asset or liability will no longer be reflected in earnings. In the case of available-for-sale securities, such changes will again be reported in other comprehensive income. Changes to the carrying value of the available-for-sale securities during the period the hedge was outstanding are amortized over the remaining term of the securities.

Income Taxes

The Company recognizes deferred tax liabilities and assets for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities based on applicable tax laws. A valuation allowance is recognized for any deferred tax asset which, based on management’s evaluation, is more likely than not (a likelihood of more than 50%) that some portion or all of the deferred tax asset will not be realized.

Doral Financial recognizes any effect of change in tax rates during the period in which such changes are enacted into law, and recognizes income tax benefits when the realization of such benefits is probable.

Legal Surplus

The Banking Act of the Commonwealth of Puerto Rico requires that a minimum of 10% of Doral Bank-PR’s net income for the year be transferred to a legal surplus account until such surplus equals its paid-in capital. The surplus account is not available for payment of dividends.

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

Diluted net income per share has been computed based on the assumption that all of the shares of convertible instruments will be converted into common stock, and considers the dilutive effect of stock options using the Treasury stock method.

In the fourth quarter of 2004, the Company adopted a new accounting pronouncement that resulted in the addition of 8.674 million shares of common stock to the fully diluted common stock share base by assuming the conversion of the 1.38 million outstanding shares of the Company’s contingently convertible preferred stock. This new accounting pronouncement is effective for periods ending after December 15, 2004, and was applied by retroactively restating previously reported earnings per diluted share. All references in these Consolidated Financial Statements to the number of average diluted common shares and diluted earnings per share amounts have been restated accordingly. See “Recent Accounting Pronouncements” for more detail.

On October 15, 2003, the Company’s Board of Directors declared a three-for-two stock split on the Company’s common stock. The stock split was effected in the form of a stock dividend of one additional share of common stock issued on December 11, 2003, for every two shares of common stock held of record on November 21, 2003. The per share data contained in the Consolidated Financial Statements prior to the year ended December 31, 2003, has been adjusted to reflect the three-for-two stock split.

Fair Value of Financial Instruments

The reported fair values of financial instruments are based on a variety of factors. For a substantial portion of financial instruments, fair value represents quoted market prices for identical or comparable instruments. In other cases, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting appropriate degrees of risk. Accordingly, the fair values may not represent actual values of the financial instruments that could have been realized as of year end or that may be realized in the future.

Stock Option Plan

Effective January 1, 2003, Doral Financial expenses the fair value of stock options granted to employees using the “modified prospective” method under Statement of Financial

2004 ANNUAL REPORT Empowering People 93

Accounting Standards (“SFAS”) No. 148. Under this method, the Company expenses the fair value of all employee stock options granted after January 1, 2003, as well as the unvested portions of previously granted options. The compensation expense associated with expensing stock options for 2004 and 2003 was approximately $9.7 million and $4.5 million, respectively. During 2002, the Company used the intrinsic value method to account for its stock option plan. Under the intrinsic value-based method, compensation expense is recognized for the excess, if any, of the quoted market price of the stock on the grant date over the amount an employee must pay to acquire the stock. The Company did not recognize any compensation cost in 2002 because the exercise price of the options equaled the quoted market price of the stock on the date of grant.

The following table illustrates the effect on net income and earnings per common share if compensation had been recognized using the fair value method in 2002.

(In thousands, except for per share information)	2002

Compensation and Benefits:
Reported	$56,643
Pro forma	$61,134

Net Income:
Reported	$220,968
Pro forma	$218,229

Basic Earnings Per Share:
Reported	$1.92
Pro forma	$1.90

Diluted Earnings Per Share:
Reported	$1.89
Pro forma	$1.87

Refer to Note 28 for assumptions used to determine the fair value of the options granted.

Comprehensive Income

Comprehensive income includes net income and other transactions, except those with stockholders, which are recorded directly in equity. In the Company’s case, in addition to net income, other comprehensive income results from the changes in the unrealized gains and losses on securities that are classified as available for sale.

Segment Information

The Company reports financial and descriptive information about its reportable segments (see Note 33). Operating segments are components of an enterprise about which separate financial information is available that is evaluated regularly by management in deciding how to allocate resources and in assessing performance. DFC’s management determined that the segregation that best fulfills the segment definition described above is by line of business.

Reclassifications

Certain amounts reflected in the 2003 and 2002 Consolidated Financial Statements have been reclassified to conform to the presentation for 2004.

Recent Accounting Pronouncements

Loan Commitments Accounted for as Derivative Instruments. In March 2004, the U.S. Securities and Exchange Commission released the Staff Accounting Bulletin (“SAB”) No. 105, “Loan Commitments Accounted for as Derivative Instruments.” This bulletin informs registrants of the staff’s view that the fair value of recorded loan commitments should not consider the expected future cash flows related to the associated servicing of the future loan. The provisions of SAB 105 must be applied to loan commitments accounted for as derivatives that are entered into after March 31, 2004. The staff will not object to the application of existing accounting practices to loan commitments accounted for as derivatives that are entered into on or before March 31, 2004, with appropriate disclosures. On April 1, 2004, the Company adopted the provisions of SAB 105. Doral Financial does not currently include, and prior to SAB 105 did not include, the value of mortgage servicing or any other internally developed intangible assets in the valuation of its mortgage loan commitments. Therefore, the adoption of SAB 105 did not have an impact on Doral Financial’s financial condition or results of operations.

Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share. In September 2004, the Emerging Issues Task Force (“EITF”) reached a final consensus on Issue 04-8, “Accounting Issues Related to Certain Features of Contingently Convertible Debt and the Effect on Diluted Earnings per Share.” The issue addresses the matter when the dilutive effect of contingently convertible debt (“Co-Cos”) with a market price trigger should be included in diluted earnings per share (“EPS”). Co-Cos are generally convertible into common shares of the issuer after the common stock has exceeded a predetermined threshold for a specific time period and is greater than the conversion price of the debt. The EITF reached a consensus that these securities should be treated as convertible securities and included in a dilutive EPS calculation (if dilutive), regardless of whether the market price trigger has been met.

94 DORAL FINANCIAL CORPORATION

The EITF agreed to broaden the scope of the Issue to include all issued securities that have embedded market price contingent conversion features. Therefore, this issue also applies to contingently convertible preferred stock. The EITF agreed that the final consensus would be effective for all periods ending after December 15, 2004, and would be applied by retroactively restating previously reported EPS. As of December 31, 2004 and 2003, the Company has outstanding 1,380,000 shares of its 4.75% perpetual cumulative convertible preferred stock issued in the second half of 2003. Each share of convertible preferred stock is currently convertible into 6.2856 shares of common stock, subject to adjustment under specific conditions. Refer to Note 30 for additional information regarding specific conditions for the convertible preferred stock and the impact on the diluted earnings per share for 2004 and 2003. This new accounting pronouncement resulted in the addition of 8.674 million shares of common stock to the fully diluted common stock share base by assuming the conversion of the 1.38 million outstanding shares of the Company’s contingently convertible preferred stock.

The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments. In March 2004, the EITF reached a consensus on Issue 03-1, “The Meaning of Other-Than-Temporary Impairment and Its Application to Certain Investments.” The EITF reached a consensus on the impairment model to be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. The impairment model also includes accounting considerations subsequent to the recognition of an other-than-temporary impairment and requires certain disclosures about unrealized losses that have not been recognized as other-than-temporary impairments. This impairment model is applicable for investments in debt and equity securities that are within the scope of SFAS 115, “Accounting for Certain Investments in Debt and Equity Securities,” and equity securities that are not subject to the scope of SFAS 115 and not accounted for under the equity method under Accounting Principle Bulletin (“APB”) Opinion No. 18, “The Equity Method of Accounting for Investments in Common Stock” referred in Issue 03-1 as the cost method investments. The impairment model developed by the EITF to determine whether an investment is within the scope of Issue 03-1 involves a sequence of steps including the following: Step 1 – determine whether an investment is impaired. If an impairment indicator is present, as determined in Step 1, the investor should estimate the fair value of the investment. If the fair value of the investment is less than its cost, proceed with Step 2 – evaluate whether an impairment is other than temporary. Step 3 – if the impairment is other than temporary, recognize an impairment loss equal to the difference between the investment’s cost and its fair value. The consensus on Issue 03-1 should be applied to other-than-temporary impairment evaluations in reporting periods beginning after June 15, 2004, except as described below.

In September 2004, the Financial Accounting Standard Board (“FASB”) issued proposed FSP EITF Issue 03-1a, “Implementation Guidance for the Application of Paragraph 16 of EITF Issue No. 03-1,” which provides guidance for the application of paragraph 16 of EITF Issue 03-1 to debt securities that are impaired because of interest rate and/or sector spread increases. Also, in September 2004 the FASB issued FSP EITF Issue 03-1-1, “Effective Date of Paragraphs 10-20 of EITF Issue 03-1,” which delayed the effective date of paragraphs 10-20 of Issue 03-1. Paragraphs 10-20 of Issue 03-1 provide guidance on the impairment model to be used to determine when an investment is considered impaired, whether that impairment is other than temporary, and the measurement of an impairment loss. Issue 03-1-1 expands the scope of the deferral to include all securities covered by EITF 03-1 rather than limiting the deferral only to certain debt securities that are impaired solely because of interest rate and/or sector spread increases. The delay of the effective date for paragraphs 10-20 of Issue 03-1 will be superseded concurrent with the final issuance of FSP EITF Issue 03-1a. Management of the Company does not anticipate that the adoption of Issue 03-1 will have a material effect on Doral Financial’s Consolidated Financial Statements.

Accounting for Certain Loans or Debt Securities Acquired in a Transfer. In November 2003, the Accounting Standards Executive Committee issued Statement of Position (“SOP”) No. 03-3, “Accounting for Certain Loans or Debt Securities Acquired in a Transfer.” This statement addresses accounting for differences between contractual cash flows and cash flows expected to be collected from an investor’s initial investment in loans or debt securities (loans) acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP does not apply to loans originated by the entity. This SOP prohibits “carrying over” or creation of valuation allowances in the initial accounting of all loans acquired in a transfer that are within the scope of this SOP. The prohibition of the valuation allowance carryover applies to the purchase of an individual loan, a pool of loans, a group of loans, and loans acquired in a purchase business combination. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. Management believes that the adoption of this statement will not have a material effect on Doral Financial’s Consolidated Financial Statements.

Share-Based Payments. In December 2004, the FASB issued SFAS 123R, “Share-Based Payments.” This statement is a

2004 ANNUAL REPORT Empowering People 95

revision of SFAS No. 123, “Accounting for Stock-Based Compensation” and it also supersedes APB No. 25, “Accounting for Stock Issued to Employees,” and its related implementation guidance. This statement focuses primarily on accounting for transactions in which an entity obtains employee services in share-based payment transactions. SFAS 123R eliminates the alternative to use APB 25’s intrinsic value method of accounting that was provided in SFAS 123, as originally issued. This statement is effective for reporting periods that begin after June 15, 2005. Management does not expect that the adoption of this statement will have a material effect on the Consolidated Financial Statements of the Company since in 2003, Doral Financial started to expense the fair value of stock options granted to employees using the “modified prospective” method under SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure.” Under this method, the Company expenses the fair value of all employee stock options granted after January 1, 2003, as well as the unvested portions of previously granted options.

3. Regulatory Requirements

Holding Company Requirements

The Company is a financial holding company subject to the provisions of the Gramm-Leach-Bliley Act (the “Act”). Under the Act, bank holding companies, such as DFC, all of whose subsidiary depository institutions are “well capitalized” and “well managed,” as defined in the Bank Holding Company Act of 1956 (the “BHCA”), and which obtain satisfactory Community Reinvestment Act ratings, may elect to be treated as financial holding companies (“FHCs”). FHCs are permitted to engage in a broader spectrum of activities than those currently permitted for bank holding companies. FHCs can engage in any activities that are “financial” in nature, including insurance underwriting and brokerage, and underwriting and dealing in securities without a revenue limit or a limit on underwriting and dealing in equity securities applicable to foreign securities affiliates (which include Puerto Rico securities affiliates for these purposes). Subject to certain limitations, under merchant banking rules, FHCs are allowed to make investments in companies that engage in activities that are not financial in nature without regard to the existing 5% limit for domestic investments and 20% limit for overseas investments (including Puerto Rico).

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

Banking Charters

Doral Bank-PR is a commercial bank chartered under the laws of the Commonwealth of Puerto Rico. Its deposits are insured by the Federal Deposit Insurance Corporation (“FDIC”) through the Savings Association Insurance Fund (“SAIF”).

Doral Bank-NY is a federally chartered savings bank regulated by the Office of Thrift Supervision. Its deposit accounts are also insured by the FDIC.

Regulatory Capital Requirements

The Company is subject to various regulatory capital requirements administered by the federal banking agencies. Failure to meet minimum capital requirements can result in certain mandatory actions, as well as additional discretionary actions, by regulators that, if undertaken, could have a direct material effect on the Company. Under capital adequacy guidelines and the regulatory framework for prompt corrective action, the Company and its banking subsidiaries must meet specific capital guidelines that involve quantitative measures of its assets, liabilities, and certain off-balance sheet items as calculated under regulatory guidelines. The Company’s and its banking subsidiaries’ capital amounts and classifications are also subject to qualitative judgments by the regulators about components, risk weightings and other factors.

Quantitative measures, established by regulation to ensure capital adequacy, require the Company and its banking subsidiaries to maintain minimum amounts and ratios (set forth in the following table) of Total and Tier I capital (as defined in the regulations) to risk-weighted assets (as defined), and of Tier I capital (as defined) to average assets (as defined). As of December 31, 2004, the Company and all of its banking subsidiaries met all capital adequacy requirements to which they are subject.

As of December 31, 2004, the most recent notification from the FDIC dated October 20, 2003, categorized Doral Bank-PR as “well capitalized” under the regulatory framework for prompt corrective action. To be categorized as “well capitalized,” Doral Bank-PR must maintain minimum Total risk-based, Tier I risk-based and Tier I leverage ratios as set forth in the following table. There are no conditions or events since the FDIC notification that management believes have changed Doral Bank-PR’s category.

Doral Bank-NY is subject to substantially the same regulatory capital requirements of Doral Bank-PR as set forth above. As of December 31, 2004, Doral Bank-NY was in compliance with the capital requirements for a “well-capitalized” institution.

96 DORAL FINANCIAL CORPORATION

DFC’s, Doral Bank-PR’s and Doral Bank-NY’s actual capital amounts and ratios are presented in the following table. Totals of approximately $347.0 million (2003 – $180.2 million), $46,000 (2003 – $87,000), and $788,000 (2003 – $328,000) representing non-allowable assets such as goodwill, residual and credit-enhancing interest-only strips and other intangible assets, were deducted from the capital of DFC, Doral Bank-PR and Doral Bank-NY, respectively.

The federal banking and thrift regulatory agencies have adopted a rule that changes the regulatory capital treatment of recourse obligations, residual interests and direct credit substitutes. The rule imposed a dollar-for-dollar capital requirement on residual interests retained in sale or securitization transactions and a 25% limit on the amount of Tier 1 capital that may consist of credit-enhancing interest-only strips, a subset of residual interests.

Currently, IOs retained in connection with the sale by Doral Financial of its non-conforming loans are treated as credit-enhancing interest-only strips under the rule and thus are subject to a dollar-for-dollar capital requirement for risk-based capital purposes and to the 25% concentration limit for Tier 1 capital purposes. The capital ratios set forth below incorporate the impact of the capital rule for IOs.

	Actual		For capital adequacy purposes		To be well capitalized under prompt corrective action provisions

(Dollars in thousands)	Amount	Ratio (%)	Amount	Ratio (%)	Amount	Ratio (%)

As of December 31, 2004:
Total capital (to risk-weighted assets):
DFC Consolidated	$1,744,946	18.9	$738,314	>8.0	N/A	N/A
Doral Bank-PR	$647,146	22.1	$234,111	>8.0	$292,638	>10.0
Doral Bank-NY	$48,270	21.5	$17,937	>8.0	$22,421	>10.0
Tier 1 capital (to risk-weighted assets):
DFC Consolidated	$1,705,733	18.5	$369,157	>4.0	N/A	N/A
Doral Bank-PR	$627,046	21.4	$117,055	>4.0	$175,583	>6.0
Doral Bank-NY	$47,528	21.2	$8,969	>4.0	$13,453	>6.0
Leverage Ratio:(1)
DFC Consolidated	$1,705,733	11.8	$578,085	>4.0	N/A	N/A
Doral Bank-PR	$627,046	5.7	$437,812	>4.0	$547,266	>5.0
Doral Bank-NY	$47,528	8.5	$22,501	>4.0	$28,126	>5.0

As of December 31, 2003:
Total capital (to risk-weighted assets):
DFC Consolidated	$1,503,071	22.7	$529,003	>8.0	N/A	N/A
Doral Bank-PR	$462,628	18.6	$198,661	>8.0	$248,326	>10.0
Doral Bank-NY	$46,835	23.7	$15,815	>8.0	$19,768	>10.0
Tier 1 capital (to risk-weighted assets):
DFC Consolidated	$1,471,132	22.3	$264,502	>4.0	N/A	N/A
Doral Bank-PR	$444,054	17.9	$99,330	>4.0	$148,995	>6.0
Doral Bank-NY	$46,508	23.5	$7,907	>4.0	$11,861	>6.0
Leverage Ratio:(1)
DFC Consolidated	$1,471,132	14.6	$402,128	>4.0	N/A	N/A
Doral Bank-PR	$444,054	6.5	$273,360	>4.0	$341,700	>5.0
Doral Bank-NY	$46,508	9.2	$20,302	>4.0	$25,377	>5.0

(1)	Tier 1 capital to average assets in the case of Doral Financial and Doral Bank-PR, and Tier 1 capital to adjusted total assets in the case of Doral Bank-NY.

2004 ANNUAL REPORT Empowering People 97

Housing and Urban Development Requirements

The Company’s mortgage operation is a U.S. Department of Housing and Urban Development approved non-supervised mortgagee and is required to maintain an excess of current assets over current liabilities and minimum net worth, as defined by the various regulatory agencies. Such equity requirement is tied to the size of the Company’s servicing portfolio and ranged up to $1.0 million. The Company is also required to maintain fidelity bonds and errors and omissions insurance coverage based on the balance of its servicing portfolio. The Company is in compliance with these regulatory requirements.

Registered Broker-Dealer Requirements

Doral Securities is registered as a broker-dealer with the Securities and Exchange Commission (“SEC”) and the Puerto Rico Office of the Commissioner of Financial Institutions (the “CFI”). Doral Securities is also a member of the National Association of Securities Dealers (the “NASD”). As a registered broker-dealer, Doral Securities is subject to regulation by the SEC, the NASD and the CFI in matters relating to the conduct of its securities business, including record-keeping and reporting requirements, supervision and licensing of employees and obligations to customers. In particular, Doral Securities is subject to net capital rules, which specify minimum net capital requirements for registered broker-dealers. These are designed to ensure that such institutions maintain adequate regulatory capital in relation to their liabilities and the size of their customer business. As of December 31, 2004, the Company was in compliance with these regulatory capital requirements.

4. Money Market Investments

At December 31, 2004, the Company had $806.9 million in time deposits and other short-term money market investments pledged as collateral for securities sold under agreement to repurchase, which the counterparty can repledge.

The carrying value of securities purchased under agreements to resell included in money market investments and the estimated collateral market value of the underlying securities, at December 31, 2004, are summarized as follows:

(In thousands) Type of Collateral Pledged	Carrying Value	Collateral Estimated Market Value

U.S. Government and Agencies	$49,245	$50,250

The dealers who arranged the transactions held these securities on behalf of the Company. At December 31, 2004, the Company has not sold or repledged any of its securities purchased under agreements to resell.

5. Securities Held for Trading

Securities held for trading consisted of:

	December 31,

(In thousands)	2004	2003

Mortgage-backed securities:
GNMA exempt	$266,380	$290,202
GNMA taxable	50,974	23,641
CMO certificates	4,299	6,691
FHLMC and FNMA	18,286	26,063
Interest-only strips	878,732	578,124
Puerto Rico Government and Agencies	5,444	5,646
Other	19,428	13,783

	$1,243,543	$944,150

Net unrealized loss on trading securities, excluding derivative instruments, as of December 31, 2004, amounted to approximately $124.6 million (including losses on the value of the IOs of $131.0 million). At December 31, 2003, net unrealized gain on trading securities amounted to $15.8 million (including gains on the value of the IOs of $7.3 million). The weighted-average yield on securities held for trading, including IOs, as of December 31, 2004 was 6.71% (2003 – 7.21%).

Set forth below is a summary of the components of net gain (loss) from securities held for trading:

	Year ended December 31,

(In thousands)	2004	2003	2002

Net realized gains on sales of securities held for trading	$24,900	$120,528	$84,404
(Losses) and gains on the IO valuation	(131,007)	7,314	(6,465)
Net unrealized gains and (losses) on trading securities, excluding IOs	3,385	(14,870)	9,057
Net realized and unrealized losses on derivative instruments	(97,885)	(107,381)	(91,267)

Total	$(200,607)	$5,591	$(4,271)

98 DORAL FINANCIAL CORPORATION

6. Securities Available for Sale

The amortized cost, gross unrealized gains and losses, approximate market value, weighted-average yield and contractual maturities of securities available for sale as of December 31, 2004 and 2003 (2002 – only market value and weighted-average yield are presented), were as follows:

	2004

(Dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value	Weighted- Average Yield

Mortgage-Backed Securities
GNMA
Due over ten years	$2,946,222	$985	$11,297	$2,935,910	5.62%

FHLMC and FNMA
Due over ten years	398,662	98	9,403	389,357	5.18%

Debt Securities
FHLB Notes
Due over ten years	111,951	2,255	—	114,206	5.51%

U.S. Treasury
Due from one to five years	500,078	—	8,492	491,586	1.66%
Due from five to ten years	863,077	—	27,784	835,293	3.71%
Due over ten years	219,577	—	3,421	216,156	4.71%

	$5,039,567	$3,338	$60,397	$4,982,508	4.83%

	2003					2002

(Dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value	Weighted- Average Yield	Market Value	Weighted- Average Yield

Mortgage-Backed Securities
GNMA
Due over ten years	$467,451	$553	$5,096	$462,908	5.70%	$12,780	6.55%

FHLMC and FNMA
Due over ten years	539,034	196	13,360	525,870	5.17%	174,586	5.87%

Debt Securities
FHLB Zero Coupon
Due over ten years	—	—	—	—	—	105,000	6.87%

FHLB Notes
Due over ten years	111,940	—	1,847	110,093	5.25%	—	—

FHLMC Notes
Due over ten years	—	—	—	—	—	25,315	6.00%

U.S. Treasury
Due from one to five years	149,897	291	—	150,188	1.84%	—	—
Due from five to ten years	1,375,706	—	35,144	1,340,562	3.87%	238,309	4.25%
Due over ten years	266,962	—	5,985	260,977	4.92%	306,100	5.37%

	$2,910,990	$1,040	$61,432	$2,850,598	4.45%	$862,090	5.38%

2004 ANNUAL REPORT Empowering People 99

The weighted-average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value.

Proceeds from sales of securities available for sale during 2004 were approximately $10.0 billion (2003 – $7.0 billion and 2002 – $5.4 billion). For 2004, gross gains of $60.2 million (2003 – $33.9 million and 2002 – $49.6 million) were realized on those sales. For 2004, gross losses of $49.6 million (2003 – $28.5 million and 2002 – $25.7 million) were realized on those sales.

Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

Under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities, as amended, the Company may designate a derivative as a hedge of the fair value of a recognized fixed rate asset or liability. From time to time certain hedging activities related to certain available-for-sale securities are accounted for as a fair value hedge. In a qualifying fair value hedge, both the changes in fair value of the hedged item (in this case available-for-sale securities) and changes in fair value of the derivative are included in net gain (loss) on securities held for trading in the Consolidated Statements of Income. As a result, any hedge ineffectiveness is reflected immediately in earnings. During 2004, the Company recognized losses of $7.0 million that represents the ineffective portion of the fair value hedges of its available-for-sale securities. Derivatives hedging the fair value of certain available-for-sale securities expired during the third quarter of 2004 and the Company decided to discontinue the fair value hedge for such securities. As a result of the fair value hedge discontinuance, the favorable cumulative mark-to-market valuation from the inception date of the fair value hedge to its discontinuance date of approximately $27.2 million is being amortized as a yield adjustment over the remaining life of the securities.

100 DORAL FINANCIAL CORPORATION

7. Securities Held to Maturity

The amortized cost, gross unrealized gains and losses, approximate market value, weighted-average yield and contractual maturities of securities held to maturity as of December 31, 2004 and 2003 (2002 – only amortized cost and weighted-average yield) were as follows:

	2004

(Dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value	Weighted- Average Yield

Mortgage-Backed Securities
GNMA
Due from one to five years	$493	$25	$—	$518	6.50%
Due from five to ten years	618	33	—	651	7.00%
Due over ten years	5,754	336	—	6,090	7.00%

FHLMC and FNMA
Due over ten years	437,426	1,190	3,607	435,009	5.22%

CMO Certificates
Due from one to five years	614	—	3	611	6.10%
Due over ten years	25,264	11	440	24,835	6.58%

Debt Securities
FHLB Notes
Due from one to five years	100,000	—	941	99,059	2.89%
Due from five to ten years	50,000	250	—	50,250	4.13%
Due over ten years	398,587	1,102	5,040	394,649	5.38%

FHLB Zero Coupon
Due over ten years	167,361	—	5,942	161,419	6.51%

FHLMC Zero Coupon
Due over ten years	282,947	—	7,971	274,976	5.90%

FHLMC and FNMA Notes
Due over ten years	149,988	46	1,285	148,749	5.63%

P.R. Housing Bank
Due from one to five years	5,000	50	—	5,050	6.00%
Due over ten years	2,235	28	—	2,263	6.20%

U.S. Treasury
Due from five to ten years	201,484	—	7,765	193,719	3.52%
Due over ten years	473,689	975	34,204	440,460	4.33%

Other
Due from one to five years	7,950	17	—	7,967	4.32%
Due from five to ten years	370	8	—	378	6.75%
Due over ten years	7,000	40	—	7,040	5.93%

	$2,316,780	$4,111	$67,198	$2,253,693	5.02%

2004 ANNUAL REPORT Empowering People 101

	2003					2002

(Dollars in thousands)	Amortized Cost	Unrealized Gains	Unrealized Losses	Market Value	Weighted- Average Yield	Amortized Cost	Weighted- Average Yield

Mortgage-Backed Securities
GNMA
Due from five to ten years	$1,682	$89	$—	$1,771	6.75%	$2,227	6.74%
Due over ten years	7,908	482	—	8,390	6.97%	11,253	6.99%

CMO Certificates
Due within a year	40	—	—	40	8.25%	—	—
Due from one to five years	677	—	2	675	6.78%	274	7.62%
Due from five to ten years	462	—	3	459	5.80%	1,257	6.28%
Due over ten years	43,182	2	781	42,403	6.23%	67,140	5.99%

Debt Securities
FHLB Notes
Due from one to five years	50,000	—	—	50,000	3.05%	—	—
Due over ten years	517,960	2,051	—	520,011	5.58%	394,365	5.59%

FHLB Zero Coupon
Due over ten years	288,253	—	1,099	287,154	6.63%	314,202	6.82%

FHLMC Zero Coupon
Due over ten years	34,287	—	5,500	28,787	6.01%	37,116	7.87%

FHLMC Notes
Due over ten years	—	—	—	—	—	50,000	6.00%

P.R. Housing Bank
Due from one to five years	5,000	50	—	5,050	6.00%	5,000	6.00%
Due over ten years	2,235	—	—	2,235	6.20%	3,305	6.20%

U.S. Treasury
Due from five to ten years	201,661	—	9,161	192,500	3.51%	—	—
Due over ten years	476,167	3,503	46,498	433,172	4.38%	61,092	5.36%

P.R. Economic Development
Bank Notes
Due within a year	—	—	—	—	—	2,000	6.60%

Other
Due within a year	—	—	—	—	—	5,000	3.51%
Due from one to five years	3,680	11	4	3,687	5.33%	355	6.48%
Due from five to ten years	715	13	—	728	6.73%	4,040	5.48%
Due over ten years	7,000	40	—	7,040	5.93%	2,000	7.00%

	$1,640,909	$6,241	$63,048	$1,584,102	5.13%	$960,626	6.13%

The weighted-average yield is computed based on amortized cost and, therefore, does not give effect to changes in fair value. Expected maturities of mortgage-backed securities and certain debt securities might differ from contractual maturities because borrowers may have the right to call or prepay obligations with or without call or prepayment penalties.

102 DORAL FINANCIAL CORPORATION

8. Investments in an Unrealized Loss Position

The following tables show the Company’s gross unrealized losses and fair value for available-for-sale and held-to-maturity investments, aggregated by investment category and length of time that individual securities have been in a continuous unrealized loss position at December 31, 2004.

Securities available for sale

	Less than 12 months		12 months or more		Total

(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-Backed Securities
GNMA	$2,262,950	$8,869	$158,223	$2,428	$2,421,173	$11,297
FHLMC and FNMA	35,340	201	345,679	9,202	381,019	9,403

Debt Securities
U.S. Treasury	1,300,887	24,068	242,148	15,629	1,543,035	39,697

	$3,599,177	$33,138	$746,050	$27,259	$4,345,227	$60,397

Securities held to maturity

	Less than 12 months		12 months or more		Total

(In thousands)	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Mortgage-Backed Securities
FHLMC and FNMA	$199,860	$3,607	$—	$—	$199,860	$3,607
CMO Certificates	7,069	167	9,161	276	16,230	443

Debt Securities
FHLB Notes	367,606	5,981	—	—	367,606	5,981
FHLB Zero Coupon	53,725	658	107,694	5,284	161,419	5,942
FHLMC Zero Coupon	242,758	3,779	32,218	4,192	274,976	7,971
FHLMC and FNMA Notes	98,715	1,285	—	—	98,715	1,285
U.S. Treasury	—	—	571,992	41,969	571,992	41,969

	$969,733	$15,477	$721,065	$51,721	$1,690,798	$67,198

The securities held by the Company are principally mortgage-backed securities, U.S. Treasury and agency securities. Thus, a substantial portion of these instruments is guaranteed by mortgages, a U.S. government-sponsored entity or the full faith and credit of the U.S. government and, therefore, principal and interest on the securities are deemed recoverable. The Company has the ability and intent to hold the securities until maturity or until the unrealized losses are recovered. Therefore, no other-than-temporary impairment loss has been recognized.

9. Mortgage Loans Held for Sale

At December 31, mortgage loans held for sale consisted of the following:

(In thousands)	2004	2003

Conventional single family residential loans	$1,207,386	$1,532,149
FHA/VA loans	96,161	87,810
Mortgage loans on residential multifamily	42,759	79,641
Construction and commercial real estate loans	214,643	266,982
Consumer loans secured by mortgages	—	26

	$1,560,949	$1,966,608

2004 ANNUAL REPORT Empowering People 103

At December 31, the aggregate amortized cost and approximate market value of these loans were as follows:

(In thousands)	Amortized Cost	Gross Unrealized Gains	Gross Unrealized Losses	Approximate Market Value

2004	$1,560,949	$26,810	$7,702	$1,580,057

2003	$1,966,608	$55,165	$2,178	$2,019,595

10. Loans Receivable

Loans receivable are related to the Company’s banking and construction loan operations and consisted of:

	December 31,

(In thousands)	2004	2003

Construction loans(1)	$629,913	$603,909
Residential mortgage loans	609,148	529,147
Commercial-secured by real estate	368,699	152,016
Consumer-secured by real estate	320	375
Consumer-other:
Personal loans	28,865	31,083
Auto loans	1,175	1,291
Credit cards	13,401	8,367
Overdrawn checking account	524	357
Revolving lines of credit	26,614	25,418
Lease financing receivables	7,488	—
Commercial non-real estate	36,848	22,006
Loans on savings deposits	9,354	8,769
Land secured	51,853	65,818

Loans receivable, gross	1,784,202	1,448,556

Less:
Unearned interest and deferred loan fees, net	(10,966)	(17,998)
Allowance for loan losses	(20,746)	(19,709)

	(31,712)	(37,707)

Loans receivable, net	$1,752,490	$1,410,849

(1)

Includes $556.0 million and $402.2 million of construction loans for residential housing projects as of December 31, 2004 and 2003, respectively. Also includes $73.9 million and $201.7 million of construction loans for commercial, condominiums and multifamily projects as of December 31, 2004 and 2003, respectively.

At December 31, 2004, fixed-rate loans and adjustable-rate loans were approximately $849.8 million and $934.4 million, respectively.

The adjustable rate loans, mostly composed of construction loans for residential projects, land loans and certain residential mortgage loans, have interest rate adjustment limitations and are generally tied to various market indexes. Future market factors may affect the correlation of the interest rate adjustment with the rate the Company pays on the short-term deposits that have primarily funded these loans.

Impaired loans as of December 31, 2004 and 2003, amounted to approximately $31.5 million and $23.7 million, respectively. At December 31, 2004, an impairment allowance of approximately $7.1 million (2003 – $2.4 million) was allocated to certain impaired loans with an aggregate principal outstanding balance of $20.7 million (2003 –$23.7 million). Average impaired loans for the years ended December 31, 2004 and 2003, were $28.9 million and $28.2 million, respectively.

As of December 31, 2004, the Company had loans receivable and mortgage loans held for sale, including impaired

104 DORAL FINANCIAL CORPORATION

loans over 90 days delinquent, amounting to approximately $44.8 million (2003 – $44.3 million) on which the accrual of interest income had been discontinued. If these loans had been accruing interest, the additional interest income realized would have been approximately $4.7 million (2003 – $7.5 million).

11. Allowance for Loan Losses

Changes in the allowance for loan losses were as follows:

	Year ended December 31,

(In thousands)	2004	2003	2002

Balance at beginning of year	$28,211	$18,243	$12,472
Provision for loan losses	5,507	14,085	7,429
Recoveries	436	244	196
Other adjustments	(199)	150	(32)
Losses charged to the allowance	(5,554)	(4,511)	(1,822)

Balance at the end of year	$28,401	$28,211	$18,243

The Company allocates the allowance for loan losses between loans held for sale and loans receivable. At December 31, 2004, approximately $7.7 million and $20.7 million (2003 – $8.5 million and $19.7 million, respectively, 2002 – $8.2 million and $10.0 million, respectively) of the total allowance for loan losses were allocated to loans held for sale and loans receivable, respectively.

12. Servicing Activities

The components of net servicing income (loss) are shown below:

	Year ended December 31,

(In thousands)	2004	2003	2002

Servicing fees	$28,697	$25,793	$25,498
Late charges	7,393	6,958	6,522
Prepayment penalties	6,201	5,334	4,115
Interest loss	(2,620)	(2,974)	(2,331)
Other servicing fees	923	216	161

Servicing income, gross	40,594	35,327	33,965
Amortization and impairment of servicing assets	(35,701)	(50,444)	(40,630)

Servicing income (loss), net	$4,893	$(15,117)	$(6,665)

The changes in servicing assets are shown below:

	Year ended December 31,

(In thousands)	2004	2003	2002

Balance at beginning of year	$178,890	$169,033	$154,340
Capitalization	71,448	58,061	46,171
Amortization	(28,651)	(34,576)	(31,478)
Application of valuation allowance to write-down permanently impaired servicing assets	(10,540)	(13,628)	—

Balance before valuation allowance at end of year	211,147	178,890	169,033
Valuation allowance for temporary impairment	(7,902)	(11,392)	(9,152)

Balance at end of year	$203,245	$167,498	$159,881

2004 ANNUAL REPORT Empowering People 105

Effective July 1, 2002, impairment charges are recognized through a valuation allowance for each individual stratum of mortgage loans subject to servicing assets. The valuation allowance is adjusted to reflect the amount, if any, by which the cost basis of the servicing asset for a given stratum of loans being serviced exceeds its fair value. Any fair value in excess of the cost basis of the servicing asset for a given stratum is not recognized. Other-than-temporary impairment, if any, is recognized as a direct write-down of the servicing assets, and the valuation allowance is applied to reduce the cost basis of the the servicing asset .Prior to July 1, 2002, Doral Financial recorded all impairment charges as a direct write-down of servicing assets.

Changes in the impairment allowance were as follows:

	Year Ended December 31,

(In thousands)	2004	2003	2002

Balance at beginning of year	$11,392	$9,152	$—
Temporary impairment charges	19,416	24,590	12,364
Write-down for permanent impaired servicing assets	(10,540)	(13,628)	—
Recoveries	(12,366)	(8,722)	(3,212)

Balance at end of year	$7,902	$11,392	$9,152

The Company’s servicing portfolio amounted to approximately $14.3 billion, $12.7 billion and $11.2 billion at December 31, 2004, 2003 and 2002, respectively, including $1.9 billion, $2.5 billion and $1.9 billion, respectively, of loans owned by the Company for which no servicing asset has been recognized.

During the years ended December 31, 2004, 2003 and 2002, the Company purchased servicing rights to approximately $266.6 million, $616.0 million and $381.2 million, respectively, in principal amount of mortgage loans.

Under most of the servicing agreements, the Company is required to advance funds to make scheduled payments to investors, if payments due have not been received from the mortgagors. At December 31, 2004, receivables and mortgage-servicing advances included advances to investors of approximately $36.3 million (2003 – $29.5 million).

13. Sale of Mortgage Loans

As disclosed in Note 2, the Company routinely originates, securitizes and sells mortgage loans into the secondary market. As a result of this process, the Company typically retains the servicing rights and may retain interest-only strips. The Company’s retained interests are subject to prepayment and interest rate risks.

In 2004, 2003, and 2002, the Company recognized gains of $598.8 million, $390.1 million, and $220.6 million, respectively, on the sales and securitization of residential mortgage loans.

Values used in measuring the retained interests at the date of the sales of the loans resulting from transactions completed during the year were as follows:

•

Servicing Assets from Loan Sales – The Company measures the servicing assets at the date of the sales based on current market rates in similar transactions ranging from 1.40% to 2.30% per annum during 2004 and 2003, depending on the type of loan.

•

Interest-Only Strips – The Company measures the interest-only strips at the date of the transaction based on market values computed based on interest rate spreads on loans sold multiplied by a market multiple. These market multiples ranged from 4.95 to 5.50 during 2004 (2003 – 4.75 to 5.50).

At December 31, 2004, fair values of the Company’s retained interests were based on prices provided by dealers as well as external and internal discounted cash flow models that incorporate assumptions regarding discount rates, mortgage prepayment rates, and spot LIBOR rates. The key economic assumptions used by the Company in its internal valuation models and the sensitivity of the current fair value of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions for mortgage loans at December 31, 2004, were as follows:

106 DORAL FINANCIAL CORPORATION

(Dollars in thousands)	Servicing Assets	Interest-Only Strips

Carrying amount of retained interest	$203,245	$878,732
Weighted-average remaining life (in years)	7	8

Constant prepayment rate (annual rate)	9.45%	7.20%
Impact on fair value of 10% adverse change	$5,984	$24,134
Impact on fair value of 20% adverse change	$11,590	$45,785

Residual cash flow discount rate (annual)	9.70%	7.63%
Impact on fair value of 10% adverse change	$7,853	$31,111
Impact on fair value of 20% adverse change	$15,175	$60,354

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

The following table summarizes the estimated change in the fair value of the Company’s IOs, net of embedded caps, as of December 31, 2004, given several hypothetical (instantaneous and parallel) increases in the 3-month LIBOR and do not consider hedging strategies used by the Company.

Change in Fair Value

Change in 3-month LIBOR (basis points)	+25	+50	+100	+200

Change in Fair Value of IOs	$(69.9) million	(138.8) million	$(274.7) million	$(542.2) million

The analysis in the above table is limited in that it was performed at a particular point in time and does not incorporate changes in other factors or assumptions that would impact the sensitivity of the IO valuation in such scenarios.

The activity in interest-only strips is shown below:

(In thousands)	2004	2003	2002

Balance at beginning of year	$578,124	$359,185	$218,848
Capitalization of IOs from loan sales	509,349	281,273	197,919
Amortization	(101,550)	(79,622)	(40,527)
(Losses) gains on the IO value	(131,007)	7,314	(6,465)
Purchases of IOs	23,816	9,974	10,720
Sales of IOs	—	—	(21,310)

Balance at end of year	$878,732	$578,124	$359,185

The following table presents quantitative information about delinquencies, net credit losses, and components of loans sold with recourse:

(In thousands)	Principal Amount of Loans	Principal Amount of Loans 60 days or More Past Due(1)	Net Credit Losses(2)

Type of Loan
Residential mortgage and commercial loans sold with recourse agreements	$3,931,039	$164,134	$1,459

(1)	Loans 60 days or more past due are based on end of period total loans.
(2)	Net credit losses are charge-offs and are based on total loans outstanding.

2004 ANNUAL REPORT Empowering People 107

Recourse sales generally involve the sale of non-conforming loans to local financial institutions and to FNMA and FHLMC. As of December 31, 2004 and 2003, the Company’s contractual recourse obligations relating to its mortgage-servicing portfolio were approximately $3.3 billion and $1.9 billion, respectively. As of December 31, 2004, the Company had an allowance for recourse obligations of $10.8 million (2003 – $3.7 million). Historical losses on recourse obligations have not been significant.

14. Premises and Equipment

Premises and equipment consisted of:

	December 31,

(In thousands)	2004	2003

Office building	$64,068	$62,006
Office furniture and equipment	65,589	59,066
Leasehold improvements	49,617	38,202
Automobiles	356	301

	179,630	159,575
Less - accumulated depreciation and amortization	(52,523)	(41,667)

	127,107	117,908
Land	16,354	13,562
Construction in progress	3,090	4,567

	$146,551	$136,037

15. Sources of Borrowings

At December 31, 2004, the scheduled aggregate annual maturities of the Company’s sources of borrowings were approximately as follows:

(In thousands)	Deposits	Repurchase Agreements	Advances from the FHLB	Loans Payable	Notes Payable	Total

2005	$2,470,099	$3,912,860	$375,000	$279,560	$130,354	$7,167,873
2006	430,309	—	—	—	82,760	513,069
2007	352,325	270,000	117,000	—	637,325	1,376,650
2008	245,699	464,425	100,000	—	855	810,979
2009	129,607	205,093	25,000	—	915	360,615
2010 and thereafter	15,041	1,452,785	677,500	—	252,993	2,398,319

	$3,643,080	$6,305,163	$1,294,500	$279,560	$1,105,202	$12,627,505

16. Deposit Accounts

At December 31, deposits and their weighted-average interest rates are summarized as follows:

	2004		2003

(Dollars in thousands)	Amount	%	Amount	%

Certificates of deposit	$1,983,271	3.21	$1,695,671	2.99
Regular savings	474,271	2.29	443,050	2.27
NOW accounts	726,178	2.12	468,259	2.11
Non interest-bearing deposits	459,360	—	364,292	—

	$3,643,080	2.47	$2,971,272	2.38

108 DORAL FINANCIAL CORPORATION

At December 31, 2004 and 2003, certificates of deposit over $100,000 amounted to approximately $1.7 billion and $1.4 billion, respectively. Brokered certificates of deposit amounted to $1.3 billion and $985.3 million at December 31, 2004 and 2003, respectively. The banking subsidiaries had brokered certificates of deposit maturing as follows:

(In thousands) As of December 31, 2004

2005	$289,605
2006	360,788
2007	313,900
2008	195,369
2009	116,458
2010 and thereafter	14,271

$1,290,391

At December 31, 2004, Doral Financial’s banking subsidiaries had deposits from officers, directors, employees and principal stockholders of the Company amounting to approximately $8.7 million (2003 – $6.3 million).

The Company, as a servicer of loans, is required to maintain certain balances on behalf of the borrowers called escrow funds. At December 31, 2004, escrow funds amounted to approximately $222.4 million (2003 – $182.3 million), of which $171.2 million were deposited with Doral Bank-PR (2003 – $158.5 million). The remaining escrow funds were deposited with other banks and therefore excluded from the Company’s assets and liabilities.

17. Securities Sold Under Agreements to Repurchase

The following summarizes significant data about securities sold under agreements to repurchase for the years ended December 31, 2004 and 2003.

(Dollars in thousands)	2004	2003

Carrying amount as of December 31,	$6,305,163	$3,602,942

Average monthly aggregate balance outstanding	$4,805,381	$2,999,339

Maximum balance outstanding at any month end	$6,305,163	$3,602,942

Weighted-average interest rate during the year	2.51%	3.02%

Weighted-average interest rate at year end	2.73%	2.46%

Securities sold under agreements to repurchase as of December 31, 2004, grouped by counterparty, were as follows:

(Dollars in thousands)	Repurchase Liability	Weighted-average Maturity (in months)

Counterparty

Merrill Lynch, Pierce, Fenner & Smith, Inc.	$1,387,653	40.9
Morgan Stanley DW, Inc.	1,199,104	0.9
Countrywide Securities, Corp.	820,880	0.6
Credit Suisse First Boston, LLC	631,693	27.6
Lehman Brothers, Inc.	513,978	66.4
Federal Home Loan Bank of New York	427,900	52.9
Wachovia Capital Markets	390,041	0.6
Citibank, N.A. – Puerto Rico	347,872	108.7
FIMAT, USA, LLC	257,216	0.1
Popular Securities, Inc.	203,786	37.7
Others	125,040	4.9

Total	$6,305,163	28.3

2004 ANNUAL REPORT Empowering People 109

The carrying and market values of securities available for sale and securities held to maturity pledged as collateral at December 31, shown by maturity of the repurchase agreement, were as follows:

	2004				2003

(Dollars in thousands)	Carrying Value	Market Value	Repurchase Liability	Repo Rate	Carrying Value	Market Value	Repurchase Liability	Repo Rate

Mortgage-Backed Securities
GNMA
Term up to 30 days	$1,731,830	$1,702,382	$1,690,472	2.37%	$—	$—	$—	—
Term over 90 days	774,427	793,758	776,663	1.71%	424,341	419,753	453,000	1.90%

FHLMC and FNMA
Term up to 30 days	345,037	340,083	317,609	2.37%	280,748	273,543	267,538	1.14%
Term of 30 to 90 days	258,466	256,446	248,125	2.41%	—	—	—	—
Term over 90 days	151,444	148,084	117,103	1.78%	155,218	151,128	106,604	1.74%

CMO Certificates
Term up to 30 days	11,912	11,831	11,551	2.45%	14,911	14,857	13,268	1.38%
Term over 90 days	—	—	—	—	9,967	9,746	6,467	2.80%

Debt Securities
FHLB Notes
Term up to 30 days	15,704	16,001	15,901	2.37%	—	—	—	—
Term of 30 to 90 days	90,765	91,788	89,835	3.13%	—	—	—	—
Term over 90 days	438,267	433,878	400,385	5.38%	489,785	490,090	471,541	5.49%

FHLB and FHLMC
Zero Coupons
Term up to 30 days	112,918	111,912	108,500	2.10%	—	—	—	—
Term of 30 to 90 days	148,724	145,771	134,694	2.67%	—	—	—	—
Term over 90 days	124,726	118,283	99,750	2.91%	289,322	286,817	271,921	4.33%

FHLMC and FNMA Notes
Term up to 30 days	47,988	48,008	46,519	2.37%	—	—	—	—
Term of 30 to 90 days	50,000	49,500	45,121	2.41%	—	—	—	—
Term over 90 days	2,000	2,026	1,845	2.78%	—	—	—	—

U.S. Treasury Securities
Term up to 30 days	881,600	852,531	859,241	1.60%	1,073,872	1,039,632	1,039,299	0.43%
Term of 30 to 90 days	56,129	52,089	48,621	5.90%	—	—	—	—
Term over 90 days	871,029	839,032	810,546	4.99%	609,405	575,240	478,387	4.44%

	$6,112,966	$6,013,403	$5,822,481	2.78%	$3,347,569	$3,260,806	$3,108,025	2.49%

110 DORAL FINANCIAL CORPORATION

18. Advances from the Federal Home Loan Bank

Advances from the FHLB consisted of the following:

	December 31,

(In thousands)	2004	2003

Advances from the FHLB with maturities ranging from January 2005 to November 2012 (2003 – February 2004 to November 2012), at various fixed and adjustable rates averaging 3.98% and 3.89% at December 31, 2004 and 2003, respectively	$1,294,500	$1,206,500

At December 31, 2004, the Company had pledged qualified collateral in the form of first mortgage notes, investments and mortgage-backed securities with a market value of $1.4 billion to secure the above advances from the FHLB. According to contractual agreements, such investments can be repledged by the counterparty.

19. Loans Payable

At December 31, 2004 and 2003, loans payable consisted of warehousing lines of credit and gestation or presale facilities with credit lines totaling approximately $980.0 million and $851.4 million, respectively. Advances under these facilities are secured by mortgage loans.

Outstanding loans payable consisted of the following:

	December 31,

(In thousands)	2004	2003

Loans payable resulting from the use of warehousing lines of credit and gestation or presale facilities due in 2005, at various variable rates averaging 3.17% and 2.12% at December 31, 2004 and 2003, respectively, and other financing arrangements	$279,560	$178,334

Maximum borrowings outstanding at any month end during 2004 and 2003 were $335 million and $292 million, respectively. The approximate average monthly outstanding balance of loans payable during the periods were $226 million and $243 million, respectively. The weighted-average interest rate of such borrowings, computed on a monthly basis, was 2.66% in 2004 and 2.51% in 2003.

The existing warehousing credit facilities and other financing arrangements require the Company to maintain certain capital ratios and to comply with other requirements. At December 31, 2004, the Company was in compliance with these requirements.

2004 ANNUAL REPORT Empowering People 111

20. Notes Payable

Notes payable consisted of the following:

	December 31,

(In thousands)	2004	2003

$625 million floating rate senior notes (2.91% at December 31, 2004), due on July 20, 2007, paying interest quarterly	$625,330	$—

$115 million floating rate senior notes (3.07% at December 31, 2004), due on December 7, 2005, paying interest quarterly	115,000	—

8.50% medium-term notes due in July 2004, paying interest semiannually on January 8 and July 8	—	200,000

$100 million notes, net of discount, bearing interest at 7.65%, due on March 26, 2016, paying interest monthly	98,372	98,228

7.84% senior notes due on October 10, 2006, paying interest semiannually on April 10 and October 10	75,000	75,000

$30 million notes, net of discount, bearing interest at 7.00%, due on April 26, 2012, paying interest monthly	29,560	29,499

$40 million notes, net of discount, bearing interest at 7.10%, due on April 26, 2017, paying interest monthly	39,339	39,285

$30 million notes, net of discount, bearing interest at 7.15%, due on April 26, 2022, paying interest monthly	29,476	29,446

Senior term notes at fixed rates ranging from 8.45% to 8.55% (2003 – 8.35% to 8.55%) with maturities ranging from August 2005 to August 2007 (2003 – August 2004 to August 2007), paying interest semiannually on February 28 and August 31	24,000	29,000

Bonds payable secured by mortgage on building at fixed rates ranging from 6.20% to 6.90% (2003 – 6.15% to 6.90%), with maturities ranging from June 2005 to December 2029 (2003 – June 2004 to December 2029), paying interest monthly	51,065	51,735

Notes payable, collateralized by CMO certificates at variable interest rates (3.96% and 2.87% at December 31, 2004 and 2003, respectively), due on June 30, 2005, paying interest monthly	6,089	6,467

7.50% note payable, collateralized by mortgage loans, paying principal and interest monthly through January 2019	9,225	41,208

Zero coupon senior notes (effective rate of 6.50%) due on April 30, 2007	2,191	2,058

Notes payable at fixed rates, 7.00% at December 31, 2004 (2003 – ranging from 7.00% to 7.63%), with maturities ranging from February to March 2005 (2003 – August 2004 to March 2005), paying interest monthly	555	655

	$1,105,202	$602,581

112 DORAL FINANCIAL CORPORATION

21. Accrued Expenses and Other Liabilities

Accrued expenses and other liabilities consisted of the following:

	December 31,

(In thousands)	2004	2003

Amounts retained on mortgage loans, generally paid within 5 days	$4,003	$1,735
Customer mortgages and closing expenses payable	19,607	14,747
Deferred compensation plan	2,114	1,976
Incentive compensation payable	4,845	3,503
Accrued interest payable	50,926	40,899
Accrued expenses and other payables	86,947	109,716
Deferred tax liability	7,945	65,106

	$176,387	$237,682

22. Income Taxes

The Company is exempt from the payment of Puerto Rico income taxes on the interest earned on mortgage loans on residential properties located in Puerto Rico that are insured or guaranteed pursuant to the provisions of the National Housing Act of June 27, 1934, as amended (referred to as “FHA loans”), or pursuant to the provisions of the Servicemen’s Readjustment Act of 1944, as amended (referred to as “VA loans”), and that were executed after June 30, 1983, and prior to August 1, 1997. After that date, only those FHA and VA loans financing the original acquisition of newly constructed housing in Puerto Rico and securities backed by such mortgage loans qualify for tax-exempt treatment. The amendment grandfathered the tax-exempt status of FHA and VA loans originated prior to August 1, 1997, and securities backed by such mortgage loans.

Given the beneficial tax characteristics of these assets, the Company holds such loans and mortgage-backed securities for longer periods of time prior to sale in order to maximize the tax-exempt interest produced by these securities and loans. Therefore, net interest income has generally represented a greater proportion of the Company’s total net income than it does in a typical mortgage banking institution.

Doral Financial also invests in U.S. Treasury and agency securities that are exempt from Puerto Rico taxation and are not subject to federal income taxation because of the portfolio interest deduction to which Doral Financial is entitled as a foreign corporation. In addition, Doral Financial uses its international banking entity subsidiary to invest in various U.S. securities, the interest income and gain on which is exempt from Puerto Rico income tax and excluded from federal income tax on the basis of the portfolio interest deduction in the case of interest, and in the case of capital gains, because the gains are sourced outside the United States. The international banking entity subsidiary is exempt from income taxes on its international (including U.S.) activities.

Those operations of the Company conducted through Puerto Rico subsidiaries are subject to Puerto Rico income tax on income derived from all sources. The Company’s Puerto Rico subsidiaries are also subject to United States income taxes on certain types of investment income from U.S. sources and also on income effectively connected with any trade or business from U.S. sources. However, any federal income tax, subject to certain conditions and limitations, is creditable as a foreign tax credit against the Puerto Rico income tax liability.

Except for the operations of Doral Bank-NY and Doral Money, substantially all of the Company’s operations are conducted through subsidiaries in Puerto Rico. Doral Bank-NY and Doral Money are U.S. corporations and are subject to U.S. income tax on their income derived from all sources. For the years ended December 31, 2004, 2003 and 2002, the provision for income taxes for the Company’s U.S. subsidiaries amounted to approximately $1.5 million, $2.0 million and $5.5 million, respectively.

Consolidated tax returns are not permitted under the Puerto Rico Internal Revenue Code; therefore, income tax returns are filed individually by each entity that conducts business as a Puerto Rico corporation.

On August 22, 2004, local legislation was enacted to provide a temporary reduction in the long-term capital gain tax rates. The law amends the Puerto Rico Internal Revenue Code of 1994 to reduce the long-term capital gain tax rates by fifty percent for transactions occurring from July 1, 2004, through June 30, 2005. The maximum long-term capital gain tax rate applicable to gains on sale of property located in Puerto Rico during this period has been reduced to 6.25% from 12.5% for corporations and partnerships. To take advantage of this reduction, during the fourth quarter of 2004, the Company completed an intercompany sale of approximately $536.6

2004 ANNUAL REPORT Empowering People 113

million in IOs to accelerate the realization of long-term capital gains that had been deferred for tax purposes. The sale resulted in the recognition of an income tax benefit of approximately $77.0 million and a reduction in the deferred tax liability associated with the IOs. This income tax benefit represents the difference between the deferred tax liability on the IOs and the long-term capital gain tax rate of 6.25%. Excluding this transaction, the effective income tax rate for Doral Financial and its consolidated subsidiaries would have been 17.8% for 2004.

Reconciliation of Effective Tax Rate

The provision for income taxes of the Company differs from amounts computed by applying the applicable Puerto Rico statutory rate to income before taxes. A reconciliation of the difference follows:

(Dollars in thousands)	Year ended December 31,

	2004	2003	2002

Income before income taxes	$501,723	$393,365	$260,976

	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income	Amount	% of Pre-tax Income

Tax at statutory rates	$195,672	39.0	$153,412	39.0	$101,781	39.0
Tax effect of exempt income, net of expense disallowance	(54,565)	(10.9)	(65,092)	(16.6)	(64,192)	(24.6)
Tax effect of capital gains	(49,670)	(9.9)	(14,620)	(3.7)	(2,244)	(0.9)
Effect of reduction of capital gain tax rates	(79,669)	(15.9)	—	—	—	—
Other, net	330	0.1	(1,634)	(0.4)	4,663	1.8

Provision for income taxes	$12,098	2.4	$72,066	18.3	$40,008	15.3

The components of income tax expense for the years ended December 31 are summarized below:

(In thousands)	2004	2003	2002

Current income tax expense	$68,271	$32,086	$24,296
Deferred income tax (benefit) expense	(56,173)	39,980	15,712

Total income tax expense	$12,098	$72,066	$40,008

At December 31, the components of the net deferred tax liability were:

(In thousands)	2004	2003

Deferred income tax liability resulting from:
Deferred income for tax purposes	$54,645	$120,332

Deferred income tax asset resulting from:
Unrealized losses on securities	4,543	4,545
Unrealized losses on derivative activities	11,311	14,455
Stock-based compensation	5,538	1,751
Other reserves and allowances	14,529	21,882
Net deferred origination fees	970	2,770
Allowance for loan losses	9,809	9,823

	46,700	55,226

Net deferred tax liability	$7,945	$65,106

114 DORAL FINANCIAL CORPORATION

As of December 31, 2004, the Company had Alternative Minimum Tax (“AMT”) credits available to reduce future regular tax liability in excess of AMT amounting to $13.9 million, with the associated deferred tax asset fully reserved because the realization of such credits is not probable. Over the past several years, the Company’s AMT liability has consistently exceeded its regular tax liability. The Company does not anticipate a reversal of this situation in the foreseeable future.

23. Related Party Transactions

At December 31, 2004, the Company had $3.8 million of loans outstanding to officers, directors and stockholdes, of which $3.1 million are secured by mortgages on real estate. Furthermore, the Company had construction loans receivable outstanding and commitments to extend credit to related parties of $46.6 million and approximately $3.1 million, respectively.

During 2004, the Company purchased a floor and parking spaces in a commercial condominium building next to the Company’s headquarters for $5.3 million from a partnership in which a related party held a 50% interest. During 2003, the Company had purchased two floors in that building for $8.7 million.

24. Financial Instruments with Off-Balance Sheet Risk

The Company enters into financial instruments with off-balance sheet risk in the normal course of business to meet the financing needs of its customers. These financial instruments may include commitments to extend credit and sell mortgage-backed securities and loans. These instruments involve, to varying degrees, elements of credit and interest rate risk in excess of the amount recognized in the statement of financial position.

The contractual amounts of these instruments reflect the extent of involvement the Company has in particular classes of financial instruments. The Company’s exposure to credit losses in the event of nonperformance by the other party to the financial instrument for commitments to extend credit or for forward sales is represented by the contractual amount of these instruments. The Company uses the same credit policies in making these commitments as it does for on-balance-sheet instruments. At December 31, 2004, commitments to extend credit and commercial and financial standby letters of credit amounted to approximately $596.8 million and $4.5 million, respectively, and commitments to sell mortgage-backed securities and loans amounted to approximately $4.2 billion. Management believes that the Company has the ability to meet these commitments and that no loss will result from the same. Commitments to extend credit are agreements to lend to a customer as long as the conditions established in the contract are met. Commitments generally have fixed expiration dates or other termination clauses. Generally, the Company does not enter into interest rate lock or forward sale loan commitments with borrowers or investors. Commitments are generally to sell non-conforming loans that bear variable pass-through rates that approximate fair value.

A letter of credit is an arrangement that represents an obligation on the part of the Company to a designated third party, contingent upon the failure of the Company’s customer to perform under the terms of the underlying contract with a third party. The amount in letters of credit represents the maximum amount of credit risk in the event of non-performance by these customers. Under the terms of a letter of credit, an obligation arises only when the underlying event fails to occur as intended, and the obligation is generally up to a stipulated amount and with specified terms and conditions. Letters of credit are used by the customer as a credit enhancement and typically expire without having been drawn upon.

The Company evaluates each customer’s credit worthiness on a case-by-case basis. The amount of collateral, if deemed necessary by the Company upon extension of credit, is based on management’s credit evaluation of the counterparty.

A geographic concentration exists within the Company’s loan servicing portfolio, since approximately 98% of the Company’s lending activity is with customers located in Puerto Rico, and most of its loans are secured by properties located in Puerto Rico.

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

2004 ANNUAL REPORT Empowering People 115

25. Commitments and Contingencies

The Company has several non-cancelable operating leases for office facilities expiring from 2005 through 2010 and thereafter. Total minimum rental commitments for leases in effect at December 31, 2004, were as follows:

(In thousands)	Amount

2005	$6,736
2006	6,455
2007	6,297
2008	5,941
2009	5,616
2010 and thereafter	32,376

$63,421

Total rent expense for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $7.4 million, $6.9 million, and $7.5 million, respectively.

The Company is subject to legal proceedings and claims that have arisen in the ordinary course of business and have not been adjudicated. Management believes that these actions, when finally concluded, will not have a material adverse effect upon the financial position, results of operations or cash flows of the Company.

26. Retirement and Compensation Plans

The Company maintains a profit-sharing plan with a cash or deferred arrangement named the Doral Financial Corporation Retirement Savings and Incentive Plan (“the Plan”). The Plan is available to all employees of Doral Financial who have attained age 18 and complete one year of service with the Company. Participants in the Plan have the option of making pre-tax or after-tax contributions. The Company makes a matching contribution that is invested in its common stock equal to $0.50 for every dollar of pre-tax contribution made by participants to the Plan, up to 5% of the participant’s basic compensation, as defined. The Company is also able to make fully discretionary profit-sharing contributions to the Plan. The Company’s expense related to its retirement plan during the years ended December 31, 2004, 2003 and 2002, amounted to approximately $1.0 million, $964,000, and $1.3 million, respectively.

The Company has unfunded deferred incentive compensation arrangements (the “Deferred Compensation”) with certain employees. The Deferred Compensation is determined as a percentage of net income arising from the mortgage-banking activities, as defined, and is payable to participants after a five-year vesting period. The expense for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $430,000, $492,000 and $512,000, respectively.

The Company also has incentive compensation arrangements payable currently with certain officers. The incentive payments are based on the amount of consolidated net income (adjusted for certain amounts such as extraordinary gains or losses) in excess of an established return on the stockholders’ equity target, as defined in the agreements. The expense under these arrangements for the years ended December 31, 2004, 2003 and 2002, amounted to approximately $5.1 million, $3.8 million and $3.9 million, respectively.

27. Capital Stock and Additional Paid-In Capital

On September 29, 2003, and October 8, 2003, the Company issued 1,200,000 shares and 180,000 shares, respectively, of its 4.75% Perpetual cumulative convertible preferred stock (the “convertible preferred stock”) having a liquidation preference of $250 per share in a private offering to qualified institutional buyers pursuant to Rule 144A. The convertible preferred stock ranks on parity with the Company’s 7.00% noncumulative monthly income preferred stock, Series A (the “7% preferred stock”), 8.35% noncumulative monthly income preferred stock, Series B (the “8.35% preferred stock”) and 7.25% noncumulative monthly income preferred stock, Series C (the “7.25% preferred stock”), with respect to dividend rights and rights upon liquidation, winding up or dissolution (see description below). The net proceeds of the Company after the underwriting discounts and expenses were approximately $336.5 million. Each share of convertible preferred stock is currently convertible into 6.2856 shares of common stock, subject to adjustment under specific conditions. As of December 31, 2004, there were 1,380,000 shares issued and outstanding. During 2004, the Company paid dividends of $11.875 per share (an aggregate of $16.4 million) on the convertible preferred stock. Refer to Note 30 for additional information regarding specific conditions for the convertible preferred stock.

During the second quarter of 2002, the Company issued 4,140,000 shares of its 7.25% preferred stock at a price of $25 per share, its liquidation preference. As of December 31,

116 DORAL FINANCIAL CORPORATION

2004, there were 4,140,000 shares issued and outstanding. During 2004, the Company paid dividends of $1.8125 per share (an aggregate of $7.5 million) on the 7.25% preferred stock. The 7.25% preferred stock may be redeemed at the option of the Company beginning on May 31, 2007, at varying redemption prices starting at $25.50 per share. The net proceeds to the Company after the underwriting discounts and expenses were approximately $100 million.

On August 31, 2000, the Company issued 2,000,000 shares of its 8.35% preferred stock at a price of $25 per share, its liquidation preference. As of December 31, 2004, there were 2,000,000 shares issued and outstanding. During 2004, the Company paid dividends of $2.0875 per share (an aggregate of $4.2 million) on the 8.35% preferred stock. The 8.35% preferred stock may be redeemed at the option of the Company beginning on September 30, 2005, at varying redemption prices that start at $25.50 per share.

On February 22, 1999, the Company issued 1,495,000 shares of its 7% preferred stock at a price of $50 per share, its liquidation preference. As of December 31, 2004, there were 1,495,000 shares issued and outstanding. During 2004, the Company paid dividends of $3.50 per share (an aggregate of $5.2 million) on the 7% preferred stock. The 7% preferred stock may be redeemed at the option of the Company beginning February 28, 2004, at varying redemption prices that start at $51.00 per share.

The 7.25% preferred stock, 8.35% preferred stock and 7% preferred stock (collectively, the “nonconvertible preferred stocks”) are not convertible into shares of common stock or any other equity securities and have equal rank as to the payment of dividends and rights on liquidation. The holders of the nonconvertible preferred stocks are entitled to receive non-cumulative cash dividends on their liquidation preference when declared by the Board of Directors at the annual rate established for each series, payable monthly. The terms of the nonconvertible preferred stocks prohibit the Company from declaring or paying any dividends on the common stock (1) unless all accrued and unpaid dividends on the nonconvertible preferred stocks for the preceding 12 dividend periods have been paid and the full dividend on the nonconvertible preferred stocks for the current monthly dividend period is contemporaneously declared and paid or set aside for payment or (2) if the Company has defaulted in the payment of the redemption price of any shares of the nonconvertible preferred stocks called for redemption. The terms of the nonconvertible preferred stocks provide that if the Company is unable to pay in full dividends on a series of nonconvertible preferred stock, all dividends will be distributed pro rata among the outstanding series of nonconvertible preferred stock.

The ability of the Company to pay dividends in the future is limited by various restrictive covenants contained in the debt agreements of the Company, the earnings, cash position and capital needs of the Company, general business conditions and other factors deemed relevant by the Company’s Board of Directors. The Company is prohibited under the Indenture of its 7.84% Senior Notes and an agreement with another financial institution from paying dividends on capital stock (other than dividends payable in the form of capital stock or stock rights) if an event of default under any such agreement exists at such time, or if the amount of dividends payable by the Company together with the aggregate amount in dividends paid and other capital distributions made since the specified dates exceed a defined amount. In addition, under the Syndicated Credit Agreement, the Senior Notes Indenture and other debt agreements of the Company, the Company is prohibited from paying dividends if it fails to maintain specified minimum levels of net worth and dividend ratios, and certain other financial ratios.

As discussed in Note 3, current regulations limit the amount in dividends that Doral Bank-PR and Doral Bank-NY may pay. Payment of such dividends is prohibited if, among other things, the effect of such payment would cause the capital of Doral Bank-PR or Doral Bank-NY to fall below the regulatory capital requirements. In addition, the Federal Reserve Board has issued a policy statement that provides that insured banks and financial holding companies should generally pay dividends only out of current operating earnings.

28. Stock Option Plans

From April 16, 1997, to April 20, 2004, the Company offered an employee stock option plan (the “Old Plan”). This plan, as amended in 2001, allowed for the granting of up to 6,750,000 purchase options on shares of the Company’s common stock to employees, including officers and directors who are also employees of the Company. The Compensation Committee of the Board of Directors (the “Compensation Committee”) had the authority and absolute discretion to determine the number of stock options to be granted, their vesting rights, and the option exercise price. The vesting rights, however, could not exceed ten years, and the exercise price may not be lower than the market value at the date of the grant.

The Old Plan also permitted the Compensation Committee to grant rights to optionees (“stock appreciation rights”) under which an optionee may surrender any exercisable stock option in return for cash equal to the excess of the fair value

2004 ANNUAL REPORT Empowering People 117

of the common stock to which the option is related at the time of exercise over the option price of the common stock at grant date. The Old Plan provided for a proportional adjustment in the exercise price and the number of shares that can be purchased in the event of a stock split, reclassifications of stock and a merger or reorganization.

Effective April 21, 2004, the Company adopted the Doral Financial Corporation Omnibus Incentive Plan ( the “Omnibus Plan”). The Omnibus Plan provides for equity-based compensation incentives (the “awards”) through the grant of stock options, stock appreciation rights, restricted stock, restricted stock units and dividend equivalents, as well as cash and equity-based performance awards. This plan allows the issuance of up to 4,000,000 shares of common stock subject to adjustments for stock splits, reorganization and other similar events (as described below), to any employee, including officers and directors who are also employees of the Company. The Compensation Committee has full authority and absolute discretion to determine those eligible to receive awards and to establish the terms and conditions of any awards; however, the Omnibus Plan has various limits and vesting restrictions that apply to individual and aggregate awards. In case of stock split, reorganization, merger or other similar event affecting the common stock, the Compensation Committee, in its discretion, shall adjust appropriately (a) the aggregate number of shares of common stock available for awards, (b) the aggregate limitations on the number of shares that may be awarded as a particular type of award or that may be awarded to any particular participant in any particular period, and (c) the aggregate number of shares subject to outstanding awards and the respective exercise prices or base prices applicable to outstanding awards. During 2004, no awards were granted under the Omnibus Plan.

Since January 1, 2003, the Company expenses the fair value of stock options granted to employees using the “modified prospective” method described in SFAS No. 148. Under this method, the Company expenses the fair value of all employee stock options granted after January 1, 2003, as well as the unvested portions of previously granted options. The compensation expense associated with expensing stock options for 2004 was approximately $9.7 million (2003 – $4.5 million). During 2002, the Company used the intrinsic value method to account for its stock option plan. Under the intrinsic value-based method, compensation expense is recognized for the excess, if any, of the quoted market price of the stock on the grant date over the amount an employee must pay to acquire the stock. During 2002, the Company granted stock options under the Old Plan to buy shares of the Company’s stock that will be exercisable over a period ranging from one to ten years. The options granted do not contain stock appreciation rights. Fifty percent (50%) of the options granted vest on the first anniversary of the grant date and the remaining 50% vest on the second anniversary. The option prices equaled the quoted market price of the stock at the grant date; therefore, no compensation cost was recognized. At December 31, 2004, there were 4,740,038 stock options exercisable under the Old Plan. The remaining stock will become exercisable in 2005 (780,000) and 2006 (7,500).

The activity of stock options, adjusted by the stock split discussed in Note 2, during 2004, 2003 and 2002 is set forth below:

	2004		2003		2002

	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price	Number of Options	Weighted- Average Exercise Price

Beginning of year	3,972,488	$9.97	4,103,775	$9.83	2,533,725	$5.13
Options granted	1,560,000	31.60	—	—	1,773,000	16.07
Options exercised	(4,950)	6.76	(131,287)	5.66	(202,950)	5.66

End of year	5,527,538	$16.08	3,972,488	$9.97	4,103,775	$9.83

118 DORAL FINANCIAL CORPORATION

The following table summarizes the exercise price and the weighted-average remaining contractual life of the options outstanding at December 31, 2004.

Exercise Price	Outstanding Options	Weighted-Average Contract Life (years)

$6.76	43,538	3.25

$5.00	2,092,500	4.98

$5.28	58,500	5.29

$16.08	1,766,250	7.18

$15.57	6,750	7.30

$31.51	1,470,000	9.00

$33.73	15,000	9.06

$32.96	75,000	9.00

The fair value of the options granted in 2004 and 2002 was estimated using the Black-Scholes option-pricing model with the following assumptions:

	2004	2002

Stock price and exercise price	$31.60	$16.07

Stock option estimated fair value	$12.45	$5.09

Expected stock option term (years)	9	4

Expected volatility	31%	38%

Expected dividend yield	1.51%	1.52%

Risk-free interest rate	4.39%	4.16%

29. Supplemental Income Statement Information

Employee costs and other expenses are shown in the Consolidated Statements of Income, net of direct loan origination costs which, pursuant to SFAS No. 91, “Accounting for Nonrefundable Fees and Costs Associated with Originating or Acquiring Loans and Initial Direct Costs of Leases,” are capitalized as part of the carrying cost of mortgage loans and are offset against net gains on mortgage loan sales and fees when the loans are sold or amortized as yield adjustment in the case of loans held for investments (loans receivable).

2004 ANNUAL REPORT Empowering People 119

Set forth below is a reconciliation of the application of SFAS No. 91 to employee costs and other expenses:

	Year ended December 31,

(In thousands)	2004	2003	2002

Employee costs, gross	$132,309	$108,503	$87,380
Deferred costs pursuant to SFAS No. 91	43,004	25,563	30,737

Employee cost, net	$89,305	$82,940	$56,643

Other expenses, gross	$29,960	$24,765	$22,286
Deferred costs pursuant to SFAS No. 91	5,942	4,518	8,248

Other expenses, net	$24,018	$20,247	$14,038

As of December 31, 2004, the Company had a net deferred origination fee on mortgage loans held for sale and loans receivable amounting to $2.2 million (2003 – net deferred origination cost of $1.4 million) and $11.0 million (2003 – $18.0 million), respectively.

30. Earnings per Share

The reconciliation of the numerator and denominator of the basic and diluted earnings per share, adjusted to reflect the adoption of EITF Issue 04-8, follows:

	Year ended December 31,

(Dollars in thousands, except per share data)	2004	2003	2002

Net Income:
Net Income	$489,625	$321,299	$220,968
Convertible preferred stock dividends	(16,387)	(4,176)	—
Nonconvertible preferred stock dividends	(16,912)	(16,912)	(13,730)

Net income attributable to common stock	456,326	300,211	207,238
Convertible preferred stock dividends	16,387	4,176	—

Net income attributable to common stock plus assumed conversions	$472,713	$304,387	$207,238

Weighted-Average Shares:
Basic weighted-average number of common shares outstanding	107,907,699	107,861,415	107,697,114
Convertible preferred stock	8,674,128	2,227,686	—
Incremental shares issuable upon exercise of stock options	3,162,349	2,572,747	1,741,581

Diluted weighted-average number of common shares outstanding	119,744,176	112,661,848	109,438,695

Net Income per Common Share:
Basic	$4.23	$2.78	$1.92

Diluted	$3.95	$2.70	$1.89

For the years ended December 31, 2004 and 2003, there were 1,380,000 shares of the Company’s 4.75% Perpetual cumulative convertible preferred stock issued in the second half of 2003 and included in the computation of diluted earnings per share, based on the provisions of EITF Issue 04-8, although the conditions for conversion as described below had not been met. Each share of convertible preferred stock is currently convertible into 6.2856 shares of common stock, subject to adjustment under specific conditions. The option of the purchasers to convert the convertible preferred stock into shares of the Company’s common stock is exercisable only (a) if during any fiscal quarter after September 30, 2003, the closing sale price of the Company’s common stock for at least 20 trading days in a period of 30 consecutive trading days ending on the last trading date of the preceding fiscal quarter exceeds

120 DORAL FINANCIAL CORPORATION

120% of the conversion price of the convertible preferred stock (currently 120% of $39.77, or $47.72); (b) upon the occurrence of certain corporate transactions; or (c) upon the delisting of the Company’s common stock. On or after September 30, 2008, the Company may, at its option, cause the convertible preferred stock to be converted into the number of shares of common stock that are issuable at the conversion price. The Company may only exercise its conversion right if the closing sale price of the Company’s common stock exceeds 130% of the conversion price of the convertible preferred stock in effect for 20 trading days within any period of 30 consecutive trading days ending on a trading day not more than two trading days prior to the date the Company gives notice of conversion.

For the years ended December 31, 2004, 2003 and 2002, all stock options outstanding were included in the computation of weighted-average outstanding shares.

31. Disclosures about Fair Value of Financial Instruments

The table below presents the carrying amounts and fair values of the Company’s financial instruments at December 31, 2004 and 2003. The fair value of financial instruments is the amount at which the instruments could be exchanged in a current transaction between willing parties, other than in a forced or liquidation sale. Significant differences can arise between the fair value and carrying amount of financial instruments that are recognized at historical costs.

	2004		2003

(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value

Financial assets:
Cash and due from banks	$64,940	$64,940	$84,713	$84,713
Money market investments	2,470,786	2,470,786	870,009	870,009
Securities held for trading	1,243,543	1,243,543	944,150	944,150
Securities available for sale	4,982,508	4,982,508	2,850,598	2,850,598
Securities held to maturity	2,316,780	2,253,693	1,640,909	1,584,102
Mortgage loans held for sale	1,560,949	1,580,057	1,966,608	2,019,595
Loans receivable	1,752,490	1,749,696	1,410,849	1,436,521
Servicing assets	203,245	220,097	167,498	182,076

Financial liabilities:
Deposits	$3,643,080	$3,643,895	$2,971,272	$2,974,748
Securities sold under agreements to repurchase	6,305,163	6,312,851	3,602,942	3,615,056
Advances from FHLB	1,294,500	1,295,923	1,206,500	1,211,904
Loans payable	279,560	279,560	178,334	178,334
Notes payable	1,105,202	1,144,100	602,581	628,591

The following notes summarize the major methods and assumptions used in estimating the fair values of financial instruments:

Cash and due from banks, money market investments and loans payable: valued at the carrying amounts in the Consolidated Statements of Financial Condition. The carrying amounts are reasonable estimates of fair value due to the relatively short period to maturity.

Mortgage loans held for sale, securities held for trading, securities held to maturity and securities available for sale: valued at quoted market prices, if available. For securities without quoted prices, fair values represent quoted market prices for comparable instruments. In certain other cases, particularly in the case of the Company’s IOs, fair values have been estimated based on assumptions concerning the amount and timing of estimated future cash flows and assumed discount rates reflecting appropriate degrees of risk. The fair value of derivative financial instruments is estimated as the amounts that the Company would receive or pay to terminate the contracts at the reporting date, taking into account the current unrealized gains or losses of open contracts. Market or dealer quotes are available for many derivatives; otherwise, pricing or valuation models are applied to current market information to estimate fair value.

Loans receivable: valued on the basis of estimated future principal and interest cash flows, discounted at rates commensurate with the loan characteristics. Loan prepayments are assumed

2004 ANNUAL REPORT Empowering People 121

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

32. Risk Management Activities

The Company’s principal objective in holding derivatives and certain other financial instruments is the management of the impact of interest rate risk arising out of its portfolio holdings and related borrowings. Risk management activities are aimed at optimizing realization on sales of mortgage loans and mortgage-backed securities and net interest income, given levels of interest rate risk consistent with the Company’s business strategies and within guidelines set forth by the Company’s Board of Directors.

Asset-liability risk management activities are conducted in the context of the Company’s sensitivity to interest rate changes. This sensitivity arises due to changes in interest rates, since many of the Company’s assets are of a fixed rate nature. Changes in interest rates affect the value of mortgage loans held for sale and securities held for trading from the time such assets are originated to the time these assets are sold on a contractual basis. Interest-bearing liabilities reprice more frequently than interest-earning assets and, therefore, the Company’s net interest income is affected by changes in interest rates and the relation between long-term and short-term interest rates.

To achieve its risk management objectives, the Company uses a combination of derivative financial instruments, particularly futures and options, as well as other types of contracts such as forward sales commitments, interest rate swaps and interest rate caps and collars.

122 DORAL FINANCIAL CORPORATION

The following tables summarize the activity in derivative transactions, for the year:

	Notional Amount, net(1)		Fair Value, net(2)

(In thousands)	At December 31,		At December 31,		Net gains (losses)

	Long	Short	Long	Short

2004
Options on futures	$2,400,000	$—	$6,992	$—	$(43,070)
Options on Eurodollars	5,500,000	400,000	(6,293)	(3,147)	4,457
Forward contracts	—	414,000	—	(713)	(713)
Options on bonds and mortgage-backed securities	1,560,000	—	1,734	—	(19,508)
Futures on U.S. Treasury bonds and notes	—	320,000	—	(1,550)	(59,107)
Futures on Eurodollars	—	7,120,000	—	(2,529)	(3,624)

	$9,460,000	$8,254,000	$2,433	$(7,939)	$(121,565)

2003
Options on futures	$1,587,500	$—	$12,927	$—	$50,912
Options on Eurodollars	1,000,000	500,000	92	(1,060)	(12,926)
Forward contracts	—	40,000	—	(31)	258
Options on bonds and mortgage-backed securities	130,000	—	1,277	—	(12,649)
Futures on U.S. Treasury bonds and notes	582,200	384,500	(6,113)	(5,592)	(134,624)
Futures on Eurodollars	—	120,000	—	(377)	4,704

	$3,299,700	$1,044,500	$8,183	$(7,060)	$(104,325)

(1)	Notional amount indicates the balances on which payments are being determined and does not represent the Company’s exposure to counterparties’ credit risk.
(2)

Fair values presented above are classified by instrument type netted by counterparty. Thus, fair values are not netted by counterparty across instrument type as required to measure counterparty credit risk exposure. The amount of derivatives assets, at fair value netted by counterparty, included in “Trading Securities” amounted to $14.4 million and $13.3 million, as of December 31, 2004 and 2003, respectively, and derivatives liabilities, at fair value netted by counterparty, presented as part of “Accrued expenses and other liabilities” amounted to approximately $8.0 million and $7.7 million as of December 31, 2004 and 2003, respectively. Refer to Note 6 for additional information regarding the impact of the fair value hedge on the consolidated results for 2004.

Other derivatives held by the Company follow:

	At December 31,

(In thousands)	Notional Amount	Fair Value	Net gains (losses)

2004
Interest rate swaps	$700,000	$1,819	$763
Interest rate caps and collars	2,100,000	10,109	(4,239)

	$2,800,000	$11,928	$(3,476)

2003
Interest rate swaps	$200,000	$(3,928)	$(31)
Interest rate caps and collars	1,900,000	8,378	(3,025)

	$2,100,000	$4,450	$(3,056)

Options are contracts that grant the purchaser the right to buy or sell the underlying asset by a certain date at a specified price. The risk involved with purchased option contracts is normally limited to the price of the options. Interest rate futures contracts are commitments to either purchase or sell designated instruments, such as U.S. Treasury securities, at a future date for a specified price. Futures contracts are generally traded on an exchange, are marked-to-market daily, and are subject to margin requirements. Forward contracts are generally over-the-counter or privately negotiated contracts

2004 ANNUAL REPORT Empowering People 123

to sell a specified amount in certain instruments such as mortgage-backed securities at a specified price at a specified future date. Because these contracts are not traded on an exchange and are generally not marked-to-market on a daily basis, they are subject to greater credit risks than futures contracts.

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

Doral Bank-PR enters into interest rate swap agreements in managing its interest rate exposure. Interest rate swap agreements generally involve the exchange of fixed and floating rate interest payment obligations without the exchange of the underlying principal. Non-performance by the counterparty will expose Doral Bank-PR to interest rate risk. At December 31, 2004, Doral Bank-PR had two interest rate swap agreements outstanding (each with a notional amount of $100 million). They are intended to protect Doral Bank-PR from the repricing of its short-term liabilities during a rising interest rate environment. These agreements end on September 11, 2007, and September 12, 2007, respectively. The interest rate to be received on these swap agreements is 100% of the three-month LIBOR rate (2.47%, each one, at December 31, 2004) and the fixed interest rate to be paid is 3.6875% and 3.655%, respectively.

At December 31, 2004, Doral Financial, at the parent company level, had an additional three interest rate swap agreements outstanding (with an aggregate notional amount of $500 million), ending in November 2009. The interest rate to be received on these swap agreements is 100% of the three-month LIBOR and the average fixed interest rate to be paid is 3.894%. Interest rate swap agreements are recorded at fair value with changes in the fair value reflected in net gain (loss) on securities held for trading of the Consolidated Statements of Income.

Doral Financial purchased various interest rate caps and collars, intended to protect the Company against rising interest rates. The following table summarizes interest rate caps and collars outstanding at December 31, 2004.

124 DORAL FINANCIAL CORPORATION

(Dollars In thousands)

Notional Amount	Maturity Date	Entitled Payments Conditions	Premium Paid	Fair Value

$200,000	June, 2006	Excess 3-month LIBOR and 5.0%	$4,865	$39

$400,000	March, 2007	Excess 3-month LIBOR and 5.5% provided that 3-month LIBOR is less than 8.5%	$5,760	$396

$600,000	September, 2007	Excess 3-month LIBOR and 5.5% provided that 3-month LIBOR is less than 8.5%	$5,570	$1,062

$100,000	February, 2008	Excess 3-month LIBOR and 5.5% provided that 3-month LIBOR is less than 8.0%	$955	$346

$100,000	April, 2008	Excess 3-month LIBOR and 5.0% provided that 3-month LIBOR is less than 8.0%	$1,000	$373

$200,000	April, 2008	Excess 3-month LIBOR and 8.0% provided that 3-month LIBOR is less than 10.0%	$353	$56

$300,000	July, 2008	Excess 3-month LIBOR and 5.0% provided that 3-month LIBOR is less than 8.0%	$2,715	$1,457

$200,000	December, 2009	Excess 3-month LIBOR and 3.95%	$5,970	$6,380

These instruments are recorded at fair value with changes in the fair value reflected in net gain (loss) on securities held for trading of the Consolidated Statements of Income.

33. Segment Information

The Company operates in four reportable segments identified by line of business: mortgage banking, banking (including thrift operations), institutional securities operations and insurance agency activities. Management made this determination based on operating decisions particular to each business line and because each one targets different customers and requires different strategies. The majority of the Company’s operations are conducted in Puerto Rico. The Company also operates in the mainland United States, principally in the New York City metropolitan area. Investment activities by Doral Bank-PR and by Doral Financial at the parent company level through their respective international banking entities are included within the banking and mortgage banking segments, respectively. During 2004, the Company phased out the operation of its international banking entity organized as a division at the parent company level.

The Company monitors the performance of its reportable segments based on pre-established goals for different financial parameters such as net income, interest rate spread, loan production and increase in market share.

The accounting policies followed by the segments are the same as those described in the Summary of Significant Accounting Policies (see Note 2).

The following tables present net interest income, non-interest income, net income and identifiable assets for each of the Company’s reportable segments for the periods presented as well as for the Company’s Puerto Rico and mainland U.S. operations for the periods presented.

2004 ANNUAL REPORT Empowering People 125

(In thousands)	2004	2003	2002

Net interest income
Reportable segments:
Mortgage banking	$70,227	$50,040	$57,935
Banking	177,417	118,015	87,301
Institutional securities	3,439	3,601	2,616
Insurance agency	5,269	2,037	1,133
Intersegment eliminations(1)	9,546	7,787	3,437

Consolidated net interest income	$265,898	$181,480	$152,422

Non-interest income
Reportable segments:
Mortgage banking	$309,240	$306,968	$165,868
Banking	133,036	103,523	83,331
Institutional securities	4,394	7,784	8,780
Insurance agency	10,603	7,931	7,373
Intersegment eliminations(1)	(6,889)	(14,434)	(9,959)

Consolidated non-interest income	$450,384	$411,772	$255,393

Net income
Reportable segments:
Mortgage banking	$290,269	$192,515	$124,884
Banking	184,661	121,369	92,388
Institutional securities	4,366	5,551	4,397
Insurance agency	10,932	6,058	4,871
Intersegment eliminations(1)	(603)	(4,194)	(5,572)

Consolidated net income	$489,625	$321,299	$220,968

Identifiable assets
Reportable segments:
Mortgage banking	$3,555,409	$3,336,222	$2,886,835
Banking	11,741,350	7,186,605	5,468,632
Institutional securities	155,612	160,717	480,212
Insurance agency	93,460	48,611	33,382
Intersegment eliminations(1)	(443,430)	(338,159)	(447,372)

Consolidated total identifiable assets	$15,102,401	$10,393,996	$8,421,689

(1)

For purposes of the intersegment eliminations in the above table, income includes direct intersegment loan origination costs amortized as yield adjustment and other income derived from intercompany transactions, related principally to fees and commissions paid to the Company’s institutional securities subsidiary and rental income paid to Doral Properties, the Company’s subsidiary that owns the Corporate headquarters facilities. Assets include internal funding and investments in subsidiaries accounted for at cost.

126 DORAL FINANCIAL CORPORATION

The breakdown of non-interest income for the mortgage banking and banking segments, for the periods presented, follows:

(In thousands)	2004	2003	2002

Mortgage Banking
Non-interest income:
Net gain on mortgage loan sales and fees	$476,302	$348,983	$197,408
Investment activities	(183,339)	(34,336)	(29,719)
Servicing income (loss)	8,879	(10,082)	(3,359)
Commissions, fees and other income	7,398	2,403	1,538

Total mortgage banking non-interest income	$309,240	$306,968	$165,868

Banking
Non-interest income:
Net gain on mortgage loan sales and fees	$124,936	$48,350	$28,575
Investment activities	(10,506)	41,776	43,177
Servicing income (loss)	214	(1,399)	(572)
Commissions, fees and other income	18,392	14,796	12,151

Total banking non-interest income	$133,036	$103,523	$83,331

The following table summarizes the financial results for the Company’s Puerto Rico and mainland U.S. operations.

(In thousands)	2004	2003	2002

Net interest income
Reportable operations:
Puerto Rico	$251,950	$170,845	$138,219
Mainland U.S.	13,814	10,575	14,988
Interoperation eliminations	134	60	(785)

Consolidated net interest income	$265,898	$181,480	$152,422

Non-interest income
Reportable operations:
Puerto Rico	$448,966	$407,774	$251,899
Mainland U.S.	1,644	4,388	6,289
Interoperation eliminations	(226)	(390)	(2,795)

Consolidated non-interest income	$450,384	$411,772	$255,393

Net income
Reportable operations:
Puerto Rico	$487,263	$319,782	$217,447
Mainland U.S.	2,193	1,628	7,101
Interoperation eliminations	169	(111)	(3,580)

Consolidated net income	$489,625	$321,299	$220,968

Identifiable assets
Reportable operations:
Puerto Rico	$14,587,008	$9,962,713	$8,022,479
Mainland U.S.	569,592	525,821	539,230
Interoperation eliminations	(54,199)	(94,538)	(140,020)

Consolidated total identifiable assets	$15,102,401	$10,393,996	$8,421,689

2004 ANNUAL REPORT Empowering People 127

34. Quarterly Results of Operations (Unaudited)

Financial data showing results for each of the quarters in 2004, 2003 and 2002 are presented below. These results are unaudited. In the opinion of management all adjustments necessary for a fair presentation have been included:

(In thousands, except per share data)	1st	2nd	3rd	4th

2004
Interest income	$126,099	$137,937	$146,399	$160,412
Net interest income	59,053	66,646	69,854	70,345
Provision for loan losses	1,561	2,612	325	1,009
Non-interest income	114,762	126,580	130,907	78,135
Net income	103,577	114,906	120,628	150,514
Earnings per common share - Basic	0.88	0.99	1.04	1.32
Earnings per common share - Diluted	0.83	0.93	0.97	1.22

2003
Interest income	$109,610	$109,204	$109,752	$124,004
Net interest income	41,277	39,906	42,933	57,364
Provision for loan losses	4,778	3,618	2,913	2,776
Non-interest income	91,419	99,204	110,897	110,252
Net income	69,987	74,977	81,681	94,654
Earnings per common share - Basic	0.61	0.66	0.72	0.80
Earnings per common share - Diluted	0.60	0.64	0.70	0.76

2002
Interest income	$97,083	$105,330	$105,369	$107,818
Net interest income	35,886	37,677	39,246	39,613
Provision for loan losses	748	989	2,055	3,637
Non-interest income	49,609	57,759	67,992	80,033
Net income	46,540	51,987	58,284	64,157
Earnings per common share - Basic	0.41	0.46	0.50	0.56
Earnings per common share - Diluted	0.40	0.45	0.49	0.55

128 DORAL FINANCIAL CORPORATION

Corporate Directory

Company Headquarters

Doral Financial Plaza

1451 FD Roosevelt Avenue

San Juan, Puerto Rico 00920-2717

Investor Inquiries

General inquiries from stockholders

and the investment community may be directed to:

Mario S. Levis

Senior Executive Vice President and Treasurer

Telephone: (787) 474-6709

Doral Financial Corporation

Doral Financial Plaza

1451 FD Roosevelt Avenue

San Juan, Puerto Rico 00920-2717

Visit us online at

www.doralfinancial.com

Transfer Agent and Registrar

Mellon Investor Services, LLC

85 Challenger Road

Ridgefield Park, NJ 07660

Telephone: 1-800-851-9677

(201) 329-8660

www.melloninvestor.com

Independent Registered Public Accounting Firm

PricewaterhouseCoopers LLP

254 Muñoz Rivera Avenue, 9th floor

Hato Rey, Puerto Rico 00918

Special Counsel

Pietrantoni Méndez & Alvarez LLP

Banco Popular Center,

Suite 1901

209 Muñoz Rivera Avenue

Hato Rey, Puerto Rico 00918

Stock Listing

Common: NYSE

(New York Stock Exchange)

Stock Symbol: DRL

Preferred: NASDAQ

(National Association of

Securities Dealers)

7.00% Preferred: NASDAQ

National Market System

Stock Symbol: DORLP

8.35% Preferred: NASDAQ

National Market System

Stock Symbol: DORLO

7.25% Preferred: NASDAQ

National Market System

Stock Symbol: DORLN

2004 ANNUAL REPORT Empowering People